Form 20-F
period 2001-12-31
AS STEAMSHIP CO TORM
filed 2002-06-28
CIK 1168351

UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 20-F

(Mark One)

[]                  REPORT PURSUANT TO SECTION 12(b) OR (g)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                      OR

[ X ]              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                      OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2001

                                      OR

[  ]            TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________________________________________

Commission file number 000-49650_____________________________________________

                    AKTIESELSKABET DAMPSKIBSSELSKABET TORM
-----------------------------------------------------------------------------
            (Exact name of Registrant as specified in its charter)

                          A/S STEAMSHIP COMPANY TORM
-----------------------------------------------------------------------------
               (Translation of Registrant's name into English)

                              Kingdom of Denmark
-----------------------------------------------------------------------------
               (Jurisdiction of incorporation or organization)

         Marina Park, 10 Sundkrogsgade, DK-2100 Copenhagen 0, Denmark
-----------------------------------------------------------------------------
                   (Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act.

               Title of each class                      Name of each exchange
                                                         on which registered

                                     NONE
-----------------------------------------------------------------------------
Securities registered or to be registered pursuant to section 12(g) of the Act.

Common Shares, par value 10 Danish Kroner per share,*
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one (1) common share.

-----------------------------------------------------------------------------
                               (Title of class)
*Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.


Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

-----------------------------------------------------------------------------
                                     NONE
-----------------------------------------------------------------------------
                               (Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

18,200,000 common shares, par value 10 Danish Kroner per share.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                           Yes          X         No
                                   --------             ---------

Indicate by check mark which financial statement item the registrant has elected to follow.

                        Item 17       X           Item 18
                                    -------                 --------



The Company "Aktieselskabet Dampskibsselskabet Torm" is referred to as "TORM" in this Annual Report.

                              TABLE OF CONTENTS


                                                                         Page
                                                                         ----

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS..................ii
-----------------------------------------------------------------------------

    ITEM 1.    Identity Of Directors, Senior Management and Advisers........1

    ITEM 2.    Offer Statistics and Expected Timetable......................1

    ITEM 3.    Key Information..............................................1

    ITEM 4.    Information On The Company..................................12

    ITEM 5.    Operating and financial review and prospects................31

    ITEM 6.    Directors, senior management and employees..................39

    ITEM 7.    Major Shareholders and Related Party Transactions...........43

    ITEM 8.    Financial Information.......................................44

    ITEM 9.    The Offer and Listing.......................................44

    ITEM 10.   Additional Information......................................45

    ITEM 11.   Quantitative and qualitative Disclosures
               about market risk...........................................57

    ITEM 12.   Description of securities other than equity securities......59

    ITEM 13.   Dividend Arrearages and delinquencies.......................59

    ITEM 14.   Material Modifications to the Rights of
               Security holders and use of proceeds........................59

    ITEM 15.   Reserved....................................................60

    ITEM 16.   Reserved....................................................60

    ITEM 17.   Financial statements.......................................F-1

    ITEM 18.   Financial statements........................................60

    ITEM 19.   EXHIBITS..................................................II-1

          CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "expect," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," and similar expressions identify forward-looking statements.

        The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

        In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the shipping market, including the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in the company's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by us with the Securities and Exchange Commission, or SEC.

                                    PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.  Directors and Senior Management

    Not Applicable

B.  Advisers

    Not Applicable.

C.  Auditors


Name                                      Address
----                                      -------

Arthur Andersen                           Tuborg Havnevej 18
                                          DK-2900 Hellerup
                                          Denmark

Ernst & Young Statsautoriseret            Tagensvej 86
Revisionsaktieselskab                     DK-2200 Copenhagen N
                                          Denmark

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

        Not Applicable

ITEM 3. KEY INFORMATION

        Throughout this document, we use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

A.  Selected Financial Data

        The following table sets forth our selected consolidated financial data for each of the periods indicated. The selected historical consolidated financial data should be read in conjunction with "Operating and Financial Review and Prospects" and the consolidated financial statement and notes thereto, all included elsewhere within this document.

        The historical financial statements have been prepared in accordance with Danish GAAP, which differs in certain respects from U.S. GAAP. The principal differences between Danish GAAP and U.S. GAAP applicable to the historical financial statements are summarized in Note 19 to the historical financial statements included herein.

                                                        For the year ended December 31
                                    --------------------------------------------------------------------

                                        1997          1998          1999          2000          2001
                                        ----          ----          ----          ----          ----
                                     (restated)    (restated)    (restated)    (restated)
                                                           (in thousands of DKK)


Statement of Operations Data:
Net turnover                         1,961,357     1,654,323     1,436,569     2,162,296     2,581,436
Operating costs (1)                 (1,714,982)   (1,444,848)   (1,287,731)   (1,617,826)   (1,861,995)
                                        ------        ------        ------        ------        ------

Net earnings from shipping             246,375       209,475       148,838       544,470       719,441
activities
Provision for vessels on bareboat
charters                            ------------     (80,000)            -             -             -
                                             -
Profit on sale of                       83,207         2,816             -       153,600        85,104
vessels/interests
Administrative expenses                (63,086)      (71,984)      (70,136)      (84,418)     (133,641)
Other operating income                  12,617        20,266        29,913        45,305        60,197
Depreciation and write downs (1)(2)   (131,020)     (346,163)     (158,914)     (176,720)     (117,107)

                                        ------        ------        ------        ------        ------
Profit (loss) before financial         148,092      (265,590)      (50,299)      482,237       613,994
items
Financial items                         (9,584)      (60,908)      (87,322)     (143,399)      (76,845)
                                        ------        ------        ------        ------        ------
Profit (loss) before taxes and
extraordinary items                    138,508      (326,498)     (137,621)      338,838       537,149
Extraordinary items (3)                      -        64,883             -             -             -
Tax benefit (expense) on profit (1)    (47,356)      112,153        55,478       (92,907)     (161,145)

                                        ------        ------        ------        ------        ------
Profit (loss) for the year              90,972      (149,462)      (82,143)      245,931       376,004
                                        ------        ------        ------        ------        ------
Balance sheet data (as of end of
period):
Total assets (4)                     3,251,769     3,194,425     3,489,728     3,249,231     3,358,717
Long term debt                       1,290,797     1,565,104     1,711,779     1,215,433       939,699
Shareholders' equity                 1,107,435       941,204       867,868     1,079,030     1,392,297
Share capital                          182,000       182,000       182,000       182,000       182,000
Shares outstanding (5)              18,200,000    18,200,000    18,200,000    18,200,000    18,200,000

Other financial data
Dividends declared per share (6)           1.2           1.2           0.6           0.0          2.0
Dividends  declared per  share-USD         0.2           0.2           0.1           0.0          0.3
(7)

US GAAP financial data
Profit  (loss)  before   financial      (8)            (8)         (55,372)      343,826           619.291
items
Net income (loss)                       (8)            (8)        (109,513)      109,732           374.845
Earnings  (loss) per share - basic      (8)            (8)          (6.0)            6.0          21.4
(6)
Earnings   (loss)   per   share  -      (8)            (8)          (6.0)            6.0          21.4
diluted (6)

Total assets                            (8)            (8)        4,243,080    3,956,850     3,979,484
Long term debt (including  capital      (8)            (8)
lease obligations)                                                2,450,086    1,873,729     1,524,615
Shareholders' equity                    (8)            (8)         875,558     1,020,346     1,313,571
Shares outstanding                      (8)            (8)        18,200,000  18,200,000    17,328,532


(1) We changed our accounting policies on January 1, 2001 through restatement by implementing Danish Accounting Standard No. 14 "Income Taxes", whereby the provision for deferred income taxes is based on the full current tax rate. Furthermore, the exposure draft U18 "Provision, Contingent Liabilities and Contingent Assets" was adopted as permitted, whereby provisions for future drydocking expenses are no longer allowed. Related to this the exposure draft U23 "Tangible Fixed Assets" was adopted as permitted, whereby those major components of a vessel that are replaced or renewed in regular intervals in connection with drydocking, are treated as separate assets that are depreciated over their estimated separate lives. Because of this treatment, costs incurred in replacing or renewing the separate assets (drydocking costs) are capitalized and depreciated over the estimated lives.

(2) The write down to fair market value represents an impairment of certain vessels.

(3) The extraordinary item represents a distribution of previously paid insurance premiums from the liquidation of the Danish War Risk Insurance Fund of approximately DKK 68.7 million and the costs of shutting down the Hong Kong office of DKK 3.8 million for the year ended December 31, 1998.

(4) Total assets for each period includes cash and bonds that are designated to serve as collateral for certain of our borrowings. This was DKK 184 million as of December 31, 2001, DKK 207 million as of December 31, 2000 and DKK 246 million at December 31, 1999. See "Operating and Financial Review and Prospects" for further discussion.

(5) This includes 242,650 shares that we purchased and hold as own shares, reflected in long term assets, which will be used for the stock option plan.

(6) The earnings per share and dividends per share have been restated to reflect the stock split completed during June 2001. The dividends are reflected in the period in which they are declared, which is not the period recorded according to Danish GAAP.

(7) The dividends in US dollars are converted to US dollars based on the exchange rate in place at the date of payment.

(8) US GAAP information is not available for any period prior to December 31, 1998.

EXCHANGE RATE INFORMATION

        The following tables show, for the periods indicated, certain information regarding the exchange rate between the Danish Kroner and the U.S. dollar, based on the noon buying rate in New York City for cable transfers of DKK as certified for customs purposes by the Federal Reserve Bank of New York, expressed in DKK per U.S. dollar. These rates may differ from the actual rates used in the preparation of our financial statements and other financial information appearing in this report.

                                                      DKK per U.S. dollar
                                  -------------------------------------------- - -------------
                                     High           Low         Average (1)       Period End
                                  -----------    -----------   ---------------   -------------
    Year ended December 31,
1997      ........................  7.1647         5.8920          6.6092           6.8510
1998      ........................  7.0705         6.1195          6.7030           6.3625
1999      ........................  7.4310         6.3070          6.9900           7.3950
2000      ........................  9.0050         7.2080          8.0953           7.9442
2001      ........................  8.8900         7.8260          8.3710           8.3529


------------

(1).The average of the exchange rates on the last business day of each full month during the relevant period.

                                          DKK per U.S. dollar
                                    --------------------------------
                                         High              Low
                                    ---------------   --------------

Month ended
January 2001        ................    8.1306           7.8260
February 2001        ...............    8.2508           7.9465
March 2001         .................    8.4875           7.9910
April 2001         .................    8.4691           8.2790
May 2001     .......................    8.8180           8.3560
June 2001     ......................    8.8465           8.6350
July 2001    .......................    8.8900           8.4623
August 2001        .................    8.4890           8.1250
September 2001     .................    7.9931           8.3940
October 2001       .................    8.3600           8.0968
November 2001      .................    8.4850           8.2350
December 2001      .................    8.4780           8.2325
January 2002       .................    8.6688           8.2022
February 2002      .................    8.6762           8.4381
March 2002         .................    8.6157           8.3775
April 2002         .................    8.5449           8.2153
May 2002           .................    8.2730           7.9354


On June 24, 2002, the exchange rate between the Danish Kroner and the U.S. dollar was 7.6552.


B.  Capitalization and Indebtedness

        Not Applicable

C.  Reason for the Offer and Use of Proceeds

        Not Applicable.

D.  Risk Factors

        Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our American Depositary Shares or ADSs. Any of the risk factors could significantly and negatively affect our business, financial condition or operating results and the trading price of our ADSs.

INDUSTRY SPECIFIC RISK FACTORS

        The cyclical nature of the shipping industry may lead to volatile changes in charter rates and vessel values, which may adversely affect our earnings

        If the shipping industry, which has been and should remain cyclical, is depressed when our vessels' leases, or charters, expire, or when we want to sell a vessel, our earnings and available cash flow may decrease. Our ability to re-charter our vessels on the expiration or termination of their current charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market. Fluctuations in charter rates and vessel values result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the cargo that we carry, including oil products, dry bulk products such as grain and coal and liner cargo.

        In addition, our ability to sell a vessel and the amount of the proceeds from such a sale will depend on economic conditions in the shipping industry. The shipping industry has experienced fluctuations in charter rates and vessel values resulting from changes in the demand for cargoes and in vessel capacity.

        The factors affecting the supply and demand for vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The factors that influence demand for tanker and bulk capacity include:

        o   demand for the products that our vessels carry;

        o   global and regional economic conditions;

        o   the distance oil and oil products are to be moved by sea;

        o   changes in seaborne and other transportation patterns;

        o   efficiency of the world fleet;

        o   government and industry regulation;

        o   alternative energy sources; and

        o   environmental concerns.


        The factors that influence the supply of tanker and bulk capacity include:

        o   the number of newbuilding deliveries;

        o   the scrapping rate of older vessels and single hull vessels;

        o   the number of vessels that are out of service;

        o   the demand for oil and its products;

        o   political changes and armed conflicts;

        o   developments in international trade;

        o   changes in seaborne and other transportation patterns; and

        o   market expectations.

        If we violate environmental laws or regulations, the resulting liability may significantly and adversely affect our earnings and financial condition

        Our operations are subject to extensive regulation designed to promote tanker safety, prevent cargo and bunker spills and generally protect the environment. Local, national and foreign laws, as well as international treaties and conventions, can subject us to material liabilities in the event that our vessels release oil and its products or other hazardous substances. For example, the United States Oil Pollution Act of 1990, or OPA, provides that owners, operators and bareboat charterers are strictly liable for the discharge of oil in U.S. waters, including the 200 nautical mile zone off each coast of the U.S. OPA provides for unlimited liability in some circumstances, such as a vessel operator's gross negligence or willful misconduct. However, in most cases, OPA limits liability to the greater of $1,200 per gross ton or $10 million per vessel. OPA also permits states to set their own penalty limits. Most states bordering navigable waterways impose unlimited liability for discharges of oil in their waters. The International Maritime Organization, or IMO, has adopted a similar liability scheme that imposes strict liability for oil spills, subject to limits that do not apply if the release is caused by the vessel owner's intentional or reckless conduct. In addition, we bareboat charter in some of the vessels owned by our subsidiaries, which prevents us from limiting liability to the shipowning subsidiary in the event of an accident.

        U.S. law, the law in many of the nations in which we operate and international treaties and conventions that impact our operations also establish strict rules governing vessel safety and structure, training, inspections, financial assurance for potential cleanup liability and other matters. These requirements can limit our ability to operate our vessels and substantially increase our operating costs.

        We believe that regulation of the tanker industry will continue to become more stringent and more expensive for our competitors and us. Substantial violations of applicable requirements or a catastrophic release from one of our vessels could have a material adverse impact on our financial condition and results of operations.

        Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels, which may adversely affect our earnings

        The fair market value of vessels may increase and decrease depending on the following factors:

        o general economic and market conditions affecting the shipping industry;

        o   competition from other shipping companies;

        o   types and sizes of vessels;

        o   other modes of transportation;

        o   cost of newbuildings;

        o   governmental or other regulations;

        o   age of vessels;

        o   prevailing level of charter rates; and

        o   technological advances.

COMPANY SPECIFIC RISK FACTORS

        Servicing our debt limits funds available for other purposes and if we cannot service our debt, we may lose some or all of our vessels

        We must dedicate a large part of our cash flow from operations to paying principal and interest on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes. Our debt level also makes us vulnerable to economic downturns and adverse developments in our business. If we expand our fleet, we will need to take on additional debt, which would increase our ratio of debt to equity. Our inability to service debt could also lead to acceleration of our debt and the foreclosure of all or a portion of our fleet.

        Our loan agreements contain restrictive covenants, which may limit our liquidity and corporate activities and prevent proper service of debt, which could result in the loss of our vessels

        Our loan agreements impose operating and financial restrictions upon us. These restrictions may limit our ability to:

        o   incur additional indebtedness;

        o   create liens on our assets;

        o   sell our subsidiaries;

        o   make investments;

        o   engage in mergers or acquisitions;

        o   pay dividends and make capital expenditures;

        o change the management of our vessels or terminate or materially amend the management agreement relating to each vessel; and

        o   sell our vessels.


        We may need permission from our lenders in order for us to engage in some corporate actions. Our lenders' interests may be different from ours and we cannot guarantee that we will be able to obtain our lenders' permission when needed. This may prevent us from taking actions that are in our best interest.

        Our earnings may be adversely affected if we do not successfully employ our vessels on time charters, in pools or take advantage of the current spot market

        We charter out the majority of our vessels on short term time charters or spot voyage charters. Our operating results will therefore depend on the prevailing charter rates in a given time period. Charter rates are based in part on supply and demand and are extremely competitive. Significant fluctuations in charter rates will result in significant fluctuations in the utilization of our vessels and our profitability. Although we charter out some of our vessels on long term time charters when we want to lock in favorable charter rates and generate predictable revenue streams, our vessels that are committed to time charters may not be available for spot voyages during an upswing in the shipping industry, when spot voyages might be more profitable. We are impacted by any increase or decrease in market rates. If rates were to decrease significantly, we may not utilize our fleet fully and our earnings could be adversely impacted.

        We may be unable to attract and retain key management personnel and other employees in the tanker industry, which may negatively affect the effectiveness of our management and our results of operations

        Our management personnel make key decisions to maximize our revenue and earnings in this highly volatile and cyclical industry. Our success will depend, in part, on our ability to hire and retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining qualified personnel could adversely affect our results of operations.

        Our vessels may suffer damage and we may face unexpected drydock repairs that could affect our cash flow and financial condition

        If our owned or bareboat chartered in vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that are not covered by our insurance, which would decrease earnings.

        Purchasing and operating secondhand vessels may result in increased operating costs, which could adversely affect our earnings

        We own both vessels constructed for us directly by builders and second-hand vessels purchased from other owners. While we inspect secondhand vessels prior to purchase, this does not normally provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties from the builders if the vessels we buy are older than one year.

        In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of June 15, 2002, our fleet of owned and long term chartered vessels included five vessels more than 10 years of age. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine and hull technology. After 15 years, the majority of charterers and oil companies impose restrictions on vessels, which makes it more difficult to trade the vessels with optimal flexibility. In addition, these older vessels must meet certain hull thickness tests. Furthermore, cargo insurance rates increase for vessels over 15 years of age, making them less desirable to charterers.

        Governmental regulations, safety or other equipment standards related to the age of a vessel may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify such expenditures or enable us to operate them profitably for the remainder of their useful life.

        Risks involved with operating ocean going vessels could affect our business and reputation, which would adversely affect our revenues

        The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

        o   marine disaster;

        o   piracy;

        o   environmental accidents;

        o   cargo and property losses or damage; and

        o business interruptions caused by mechanical failure, human error, war, terrorism, piracy, political action in various countries, labor strikes, or adverse weather conditions.

        Any of these circumstances or events could increase our costs or lower our revenues. The involvement of one or more of our vessels in an oil spill or other environmental disaster may harm our reputation as a safe and reliable vessel operator.

        We may not have adequate insurance to compensate us if one of our vessels is involved in an accident

        We procure insurance for our fleet against those risks that we believe the shipping industry commonly insures against. These insurances include hull and machinery insurance, protection and indemnity insurance, including environmental damage and pollution insurance coverage, and war risk insurance. We carry insurance against loss of hire as well. We can give no assurance that we are adequately insured against all risks. We may not be able to obtain adequate insurance coverage at reasonable rates for our fleet in the future. The insurers may not pay particular claims. Our insurance policies contain deductibles for which we will be responsible, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs or lower our revenue.

        Maritime claimants could arrest our vessels, which could interrupt our cash flow

        Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions a maritime lienholder may enforce its lien by arresting a vessel and commencing foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay a substantial sum of money to have the arrest lifted.

        In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our vessels.

        Governments could requisition one or more of our vessels during a period of war or emergency, resulting in loss of earnings

        A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes her owner. Also, a government could requisition one or more of our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could negatively impact our revenues.

        Our operations expose us to global risks that may interfere with the operation of our vessels

        We are an international company and conduct our operations globally. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and West Africa. Following the terrorist attacks in New York City on September 11, 2001 and the military response by the United States, the likelihood of acts of terrorism in the Middle East region and Southeast Asia may increase, and our vessels trading in those areas may face higher risks of being attacked. Future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance.

        Because we generate nearly all of our revenues in U.S. dollars, but incur some of our expenses in Danish Kroner and other currencies, exchange rate fluctuations could hurt our results of operations

        In 2000, we generated nearly all of our revenues in U.S. dollars but incurred approximately 13% of our expenses in currencies other than U.S. dollars, including Danish Kroner. A change in exchange rates could lead to fluctuations in reported net income due to changes in the value of the Danish Kroner relative to the U.S. dollar.

        Interest rate fluctuations may significantly affect our loan payments, which could adversely affect our financial condition

        At December 31, 2001, all of our loans bore interest at floating rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders. As of December 31, 2001, we had entered into interest swap agreements expiring between 2002 and 2004 for approximately 75% of the then outstanding principal amounts of our loans that may mitigate some of this exposure. However, increases in interest rates will increase our payments under loans not covered by the cap and swap agreements and may negatively affect our earnings.

        It may be difficult to serve process on or enforce a United States judgment against us, our officers and our directors

        We are a Danish company and our executive offices are located outside of the United States. Our officers and directors and some of the experts named in this registration statement reside outside of the United States. In addition, substantially all of our assets and the assets of our officers, directors and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons or enforcing any judgments obtained in U.S. courts to the extent assets located in the United States are insufficient to satisfy the judgments. In addition, there is uncertainty as to whether the courts of Denmark would (1) enforce judgments of United States courts obtained against us or our officers and directors predicated on the civil liability provisions of the United States federal or state securities laws, or (2) entertain original actions brought in Danish courts against us or our officers and directors predicated on United States federal or state securities laws. As a result, it may be difficult for you to enforce judgments obtained in United States courts against our directors, officers and non-U.S. experts.

        There may be no active public market for you to resell our ADSs

        After the listing, the price of our ADSs may be volatile, and may fluctuate due to factors such as:

        o   actual or anticipated fluctuations in our financial results;

        o   mergers and strategic alliances in the shipping industry;

        o   market conditions in the industry;

        o   changes in government regulation;

        o fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;

        o shortfalls in our operating results from levels forecast by securities analysts;

        o   announcements concerning us or our competitors; and

        o   the general state of the securities market.


        The shipping industry has historically been highly unpredictable and volatile. The market for ADSs in this industry may be equally volatile. The Copenhagen Stock Exchange is smaller and less liquid than the major securities markets in the United States. The trading volume of our shares on the Copenhagen Stock Exchange has been volatile. ADSs representing our common shares have never traded in the United States, and it may be hard to predict future trading levels or volatility. Consequently, you may not be able to sell the ADSs at the time and at the price you desire.

        Holders of ADSs may experience delays in receiving information and materials that holders of our common shares may not


        The ADSs are securities that have been issued by a depositary with whom we have deposited our common shares. The depositary is responsible for distributing notices and voting materials to holders of the ADSs. If there is any delay in such distributions on the part of the depositary, you may not receive such dividends or materials concurrently with holders of our common shares in Denmark, and may not receive such materials in time for you to instruct the depositary to vote.

        You may receive a smaller dividend than what you expected to receive when the dividend was approved

        Under Danish law, the board of directors proposes dividends and the shareholders vote whether to accept the proposal or to lower the dividend. We will pay any dividends in Danish Kroner to our depository agent for the ADSs, and our depository agent will convert the amounts into U.S. dollars at the relevant exchange rate and distribute the dividend to you. If the Kroner depreciates against the U.S. dollar before our depository agent distributes the dividend, you may receive a smaller dividend than what you expected to receive at the time the dividend was approved by shareholders.


ITEM 4.  INFORMATION ON THE COMPANY

A. History and Development of the Company

        We are Aktieselskabet Dampskibsselskabet Torm, a Danish shipping company founded in 1889 that is engaged primarily in the ownership and operation of product tankers, bulk carriers and liner vessels. We also provide offshore marine service vessels, but intend to cease this service upon the termination of the charters of our two remaining offshore vessels. Our product tankers primarily carry refined products such as naphtha, gasoline, gas oil, jet fuel, diesel oil, commodities such as molasses and vegetable oil. Our dry bulk vessels carry commodities such as coal, iron ore and grain. Our liner vessels carry containers, break bulk and heavy machinery. Our vessels trade worldwide. Our registered office and principal place of business is at Marina Park, 10 Sundkrogsgade, DK-2100, Copenhagen 0, Denmark. Our telephone number is 45-39-17-92-00. All the financial information presented in Item 4 is in accordance with Danish GAAP.

        We provide transportation services by utilizing a fleet of vessels that we own, charter in on short and long term time charters, and commercially manage as the manager of a pool or through contracts with third party owners. We own 11 vessels, including seven product tankers and four dry bulk carriers. We also own a 50% interest in an additional product tanker. We charter in five product tankers on long term time charters due to expire between 2004 and 2009. We charter in ten liner vessels, one anchor-handling tug boat and one platform supply vessel on short term time charters that expire in the next two years. We also charter in tankers and bulk vessels as are needed by the pools we manage. In addition, we commercially manage approximately 33 vessels for other third party owners and charterers.

        Our primary capital expenditures are the acquisitions of vessels. For the past several years, we have been acquiring new vessels and disposing of older vessels in our fleet to ensure compliance with the safety requirements of the International Maritime Organization. During the past three years, we have entered into contracts to purchase ten additional newbuildings for a total cost of U.S. dollars 309 million or approximately DKK 2.6 billion, and have sold eight vessels for aggregate proceeds of approximately U.S. dollars 161 million or approximately DKK 1.36 billion. We have reached agreements with Danish Shipfinance to finance approximately 80% of the purchase price of two of the vessels and are in the process of finalizing the documentation for the loans on the remaining vessels.

B.  Business Overview

THE FLEET

        Our fleet of owned or partially owned vessels consists of nine product tankers and four dry bulk carriers. The total tonnage of those vessels is approximately 700,000 dwt, of which approximately 84,000 dwt is owned jointly with partners.

By the end of 2000 we sold, then chartered back on a long term basis, the following vessels:

        o   The product tanker Torm Kristina.

        o   The product tanker Torm Gudrun.

        In 2000, we placed orders for the building of two new 100,000 dwt product tankers, which we expect to take delivery of in 2003, and four 45,000 dwt product tankers which we expect to take delivery of in 2002. In 2001, we placed orders for two additional 45,000 dwt tankers, which we expect to take delivery of in 2003. In 2002, we placed orders for two LR1 75,000 dwt tankers, which we expect to take delivery of in 2004.

        The following table lists our entire fleet of owned and long term chartered in vessels:

Product Tankers    Dwt      Year Built      Employment        Flag
---------------    ---      ----------      ----------        ----

Wholly Owned
Torm Helene        99,990      1997         LR2 Pool          DIS
Torm Gotland       47,629      1995         TPP Pool          DIS
Torm Mary          45,800      2002         TPP Pool          DIS
Torm Anne          45,507      1999         TPP Pool          Singapore
Torm Gunhild       45,457      1999         TPP Pool          DIS
Olga               44,646      1992         Spot Market       Liberia
Torm Gyda          44,646      1992         TC until 3/03     DIS
Torm Asia          44,367      1994         TPP Pool          Hong Kong
Partially Owned
Kirsten            83,660      1988         TWT Pool          NIS
Chartered In
Torm Kristina     105,000      1999         LR2 Pool          Liberia
Torm Gudrun        99,990      2000         LR2 Pool          Liberia
Sitamona           84,040      1990         TWT Pool          NIS
Torm Sita          84,040      1990         TWT Pool          NIS
Torm Margrethe     83,955      1988         TWT Pool          DIS

Bulk Carriers      Dwt      Year Built      Employment        Flag
-------------      ---      ----------      ----------        ----
Torm Marina        69,637      1990         Panamax Pool      DIS
Torm Tekla         69,268      1993         Panamax Pool      DIS
Torm Arawa         27,827      1997         Handysize Pool    Liberia
Torm Pacific       27,802      1997         Handysize Pool    Liberia

        DIS stands for the Danish International Shipping Registry. NIS stands for the Norwegian International Shipping Registry.

        In our product tanker division, we are engaged in the transportation of refined oil products such as gasoline, jet fuel, naphtha and diesel oil, and other fluid commodities such as vegetable oil and molasses. We own and operate three sizes of product carriers. The largest vessels are Aframax tankers of approximately 90,000 to 105,000 dwt, that primarily transport naphtha between the Arabian Gulf and Japan and other East Asiatic countries. The other two sizes of product tankers, Panamax, which are tankers of approximately 60,000 to 85,000 dwt, and Handymax, which are tankers of approximately 40,000 to 50,000 dwt, also operate in the above mentioned areas, but also trade in the US, the Caribbean, Africa and the Mediterranean. Some of the vessels are owned or operated in joint ventures with partners.

        Our dry bulk vessels transport products such as grain, coal and iron ore. We operate dry bulk vessels of two sizes; Panamax and Handysize. The Panamax dry bulk vessels, which range between 60,000 and 80,000 dwt, carry iron ore and coal, as well as commodities such as grain, bauxite and fertilizer. The Handysize vessels are approximately 20,000 to 30,000 dwt and are fitted to carry logs, but can also carry commodities such as grain, fertilizer and steel.

        Through our liner service, we are engaged in the transportation of containers, breakbulk cargoes, specialized cargoes and oil drilling equipment servicing the Gulf and East coast of the United States and West Africa. We time charter in and operate the vessels in our liner service, and charge fees to transport cargo. Our vessels are multipurpose/semicontainerized vessels that are capable of carrying containers and general cargo. We charter in these vessels on time charters ranging from a minimum of six months to a maximum of two years. The carrying capacity of these vessels is also described by the term twenty-foot equivalent unit, or TEU. TEU is a standard measure of a container vessel's cargo-carrying capacity used in the container shipping industry. It refers to the space that is occupied by a container having the International Organization for Standardization's standard external dimensions, the length of which is 20 feet, the height of which is 8.6 feet and the width of which is 9.6 feet.

        In 1997, we diversified into the operation of anchor-handling tug/supply vessels and other similar offshore craft that service oil rigs. Currently, we have bareboat chartered a platform supply vessel, Torm Kestrel, and an anchor-handling tug called Torm Heron. The offshore marine service vessels generated approximately 5% of our net earnings from shipping activities in 2000 but decreased our net profit by approximately 5%. In 2001, these vessels generated approximately 3% of our net earnings from shipping activities, but represented approximately 14% of our net profit due to the sale of our 2 owned vessels. In 2002 we have redelivered one of our two remaining chartered vessels and we intend to cease our offshore vessel program upon the termination of the remaining charter in 2003.

        Each of our vessel categories generate revenue by operating our owned and chartered in vessels and selling vessels when profitable. Over the last three financial years the average contribution per division has been as follows:

Division                    1999               2000               2001
--------                    ----               ----               ----
Product Tankers              84%                79%                86%
Dry Bulk Vessels            (1%)                11%                7%
Liner Service                11%                6%                 4%
Offshore Craft               4%                 4%                 3%


PRODUCT TANKER POOLING ARRANGEMENTS

        The majority of our vessels trade in pooling arrangements. The pool manager is responsible for the marketing of the vessels in each pool. We market our vessels and transportation services by conducting personal visits with our customers, using brokers and, to a lesser extent, advertising in traditional shipping industry and trade publications such as Lloyd's List and Soefart.

        We employ 12 of our owned and long term chartered product tankers in three pooling arrangements, the LR2 Pool, the TWT Pool (LR1) and the TPP Pool
(MR), along with vessels from several other shipping companies. The manager of each pool has the responsibility for the commercial management of the participating vessels, including the marketing, post fixing, operation, bunker purchase and chartering of the vessels. Each pool is administered by a pool board, which is comprised of representatives of each pool participant. The pool boards set the pools' policies and issues directives to the pool managers. The pool participants remain responsible for all other costs including the financing, insurance, manning and technical management of their vessels. The earnings of all of the vessels are aggregated and divided according to the relative performance capabilities of the vessel and the actual earning days each vessel is available.

LR2 Pool

        The LR2 Pool is comprised of 13 Aframax tankers with double hulls that mainly trade clean petroleum products. Aframax tankers are tankers of approximately 100,000 dwt. We formed LR2 Management A/S, a Danish corporation that serves as the commercial manager of the LR2 Pool. We own 50% of all issued and outstanding voting stock of LR2 Management A/S. The other 50% is owned by A.P. M0ller, one of the pool participants. The other participants in this pool are Reederei "Nord" Klaus E. Oldendorff Ltd. and Primorsk Shipping Corporation. One of our owned vessels and two of our chartered in vessels, Torm Helene, Torm Kristina and Torm Gudrun, currently participate in this pool and we have contracted to add two newbuildings to the pool in 2003 when the vessels are delivered from the shipbuilding yards. The LR2 pool has also time chartered in on a short term basis two vessels. One charter is expected to end in September 2002 and the other is expected to end in January 2004. As long as we participate in this pool, we will not be able to own, charter or operate vessels fitting the description of the member vessels outside of the pool. If a participant wants to sell one of its vessels in the pool, it needs to give notice to the pool board two months in advance of such sale, and six months notice is required for a participant to withdraw all of its vessels from the pool.

TWT Pool (LR1)

        The TWT Pool consists of 17 Panamax tankers of approximately 85,000 dwt, and we serve as the sole manager of the pool. The other participants in this pool are Nordic Tankers I/S, Nordan Tankers 3 Inc., Nordan Tankers 4 Inc., Nordan Tankers 5 Inc., Marinvest Shipping AB and Waterfront Shipping AS. Currently four of our vessels, Torm Sita, Sitamona, Torm Margrethe and Kirsten, participate in this pool, and we have contracted to add two newbuildings to the pool in 2004 when the vessels are delivered from the shipbuilding yards. We have also time chartered in on a short term basis 3 vessels. One charter ended in February 2002, one is expected to end in December 2002 and the last is expected to end in January 2003. We are also able to add other vessels to this pool subject to the approval of the pool board. As long as we participate in this pool, we are not permitted to operate similar vessels outside the pool without the pool board's approval. If a participant wants to sell one of its vessels or withdraw all of them from the pool, it needs to give three months advance notice to the pool board.

TPP Pool (MR)

        The TPP Pool is a pooling arrangement we have entered into with Malaysian Bulk Carriers SDN BHD, Pacific Carriers Limited, Primorsk Shipping Corporation and Sanmar Shipping for the pooling of 14 Handymax product tankers having a capacity of 40,000 to 45,000 dwt. We serve as the sole manager of the TPP Pool. Five of our vessels, Torm Mary, Torm Asia, Torm Gotland, Torm Anne and Torm Gunhild, participate in this pool and we are able to place additional vessels into the pool subject to the approval of the other participant and the pool board. If a participant wants to sell one of its vessels or withdraw all of them from the pool, it needs to give three months advance notice to the pool manager. We intend to enter our five remaining Handymax newbuildings into this pool upon their delivery in 2002 and 2003.

DRY BULK VESSEL POOLING ARRANGEMENTS

        We also operate some of our dry bulk vessels in two pooling arrangements based on the size of the vessel. Similar to the pooling arrangement for our product tankers, the earnings of all of the vessels are aggregated and divided according to the relative performance capabilities of the vessel and the actual earning days per vessel. Each pool is administered by a pool board, which is comprised of representatives of each pool participant. The pool boards set the pools' policies and issues directives to the pool managers. The pool participants remain responsible for the financing, insurance, manning and technical management of their individually owned vessels.

Panamax Pool

        We operate a pool with Wah Kwong Shipping Agency Co. consisting of approximately 15-20 Panamax vessels ranging from 60,000 to 80,000 dwt. Two of our owned vessels participate in this pool, Torm Marina and Torm Tekla, but we also time charter approximately 13 additional vessels on time charters ranging from 60 days to three years to suit the needs of the pool. We serve as the commercial manager of the pool and our responsibilities include marketing, bunker fixing and chartering of the vessels.

Handysize Pool

        We entered into a new pool called the International Handybulk Carriers, or IHC Pool, on October 1, 2001. This pool is comprised of approximately 23 to 25 vessels owned by us, Pacific Basin Limited and Wah Kwong Shipping Holdings. Pacific Basin will serve as commercial manager for the pool. We have entered two of our owned vessels into the pool, Torm Arawa and Torm Pacific, as well as two chartered in vessels.

THE INDUSTRY - TANKERS

        The international product tanker industry provides seaborne transportation of refined petroleum products for the oil market. According to industry sources, tankers transported approximately 528 million tons of refined oil products in 2001. The two main types of operators that provide transportation services in the tanker market are:

        o   major oil companies; and

        o   independent shipowners.

        They provide transportation services for end users such as:

        o   oil companies;

        o   oil traders;

        o   petrochemical companies;

        o   government agencies; and

        o   power plants.

        According to industry sources, the world tanker fleet above 10,000 dwt consists of approximately 3,400 vessels totaling 290 million dwt as of January 1, 2002. Oil companies own, or control through long-term time charters, approximately one-third of the current world tanker capacity. Independent shipowners own or control the other two thirds. Oil companies use their fleets not only to transport their own oil products, but also to compete with the independent shipowners to transport oil products for others.

        The quality of tanker vessels and operations has improved over the past several years as charterers and regulators increasingly focus on safety and protection of the environment. National authorities and international conventions have historically regulated the oil transportation industry. Since 1990, the emphasis on environmental protection has increased. Legislation and regulations such as the U.S. Oil Pollution Act of 1990, or OPA-90, International Maritime Organization, or IMO, protocols and classification society procedures demand higher-quality tanker construction, maintenance, repair and operations. Charterers of all types, including oil companies, terminal operators, shippers and receivers are becoming increasingly selective in their acceptance of tankers and are inspecting and vetting both vessels and companies on a periodic basis. As these changes have imposed costs and potential liabilities on tanker owners and operators, they have also raised barriers to entry and favored shipowners with quality fleets and operations. Limitations imposed by port states and the IMO on trading of older single hull vessels should accelerate the commercial obsolescence of older, poor-quality tankers.

        The industry identifies tankers as either product tankers or crude oil tankers on the basis of various factors including technical specifications and trading histories. Crude oil tankers carry crude oil and so-called "dirty" products such as fuel oils. Product tankers carry refined petroleum products such as gasoline, jet fuel, kerosene, naphtha and gas oil, which are often referred to as "clean" products.

        Product tankers are tankers that typically have cargo handling systems that are designed to transport several different refined products simultaneously, such as gasoline, jet fuel, kerosene, naphtha and heating oil, from refineries to the ultimate consumer. Product tankers generally have coated cargo tanks that make it easier to clean the tanks between voyages involving different cargoes. This coating also protects the steel in the tanks from corrosive cargoes. Product tankers generally range in size from 10,000 dwt to 100,000 dwt.

        Although product tankers are designed to carry dirty as well as clean products, they generally do not switch between clean and dirty cargoes. A vessel carrying dirty cargo must undergo a cleaning process prior to loading clean cargo and many charterers want to eliminate any risk of contamination. In addition, specified design, outfitting and technical factors tend to make some vessels better suited to handling the physical properties of distinct cargoes.

        Our vessels primarily transport clean products. Our double-hulled product tankers, which range in size from 50,000 dwt to 105,000 dwt, compete with tankers of similar size and quality. The rates that we are able to obtain for our vessels are subject to the supply and demand dynamics described below.

Supply and Demand for Tankers

        The supply of, and demand for, tanker capacity strongly influence tanker charter rates and vessel values for all tankers. Supply and demand have historically caused fluctuations in tanker charter rates and secondhand values.

        Demand for oil tankers is related to the demand for oil and oil products and the distance between points of production and points of consumption. Demand for refined petroleum products is, in turn, affected by, among other things:

        o general economic conditions, which include increases and decreases in industrial production and transportation;

        o   oil prices;

        o   environmental issues or concerns;

        o   climate;

        o   competition from alternative energy sources; and

        o   regulatory environment.

        The supply of tanker capacity is a function of the number of tankers delivered to the fleet relative to the number of tankers permanently taken from service when they become technically or economically obsolete. Currently, it takes approximately 18 to 36 months from the time a building contract is entered into before a newbuilding is delivered. Over the past three years, the average age of tankers removed from service has ranged between 21 and 25 years. Other factors affecting the supply of tankers include:

        o the number of combined carriers, or vessels capable of carrying oil or dry bulk cargoes, carrying oil cargoes;

        o   the number of new buildings on order and being delivered;

        o the number of tankers in lay-up, which refers to vessels that are in storage, drydocked, awaiting repairs or otherwise not available or out of commission; and

        o the number of tankers scrapped for obsolescence or subject to casualties.

        o   prevailing and expected future charterhire rates;

        o   costs of bunkers, fuel oil, and other operating costs;

        o   the efficiency and age of the world tanker fleet;

        o   current shipyard capacity; and

        o government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations.

        Environmental laws and regulations are imposing requirements on vessels when they reach 25 years of age that lessen the amount of cargo they can carry or require that the vessel be configured in a different way. These requirements tend to impose costs on those older vessels and make operating them less economical.

THE INDUSTRY - DRY BULK FLEET

Overview

        The dry bulk carrier industry is highly fragmented with many owners and operators of vessels, including proprietary owners who are large shippers of dry bulk cargo, state-controlled shipping companies and independent operators.

        Dry bulk cargo consists of the major bulk commodities, which are coal, iron ore and grain and the minor bulk commodities which include steel products, forest products, agricultural products, bauxite and alumina, phosphates, petcoke, cement, sugar, salt, minerals, scrap metal and pig iron. Dry bulk carriers are generally single deck ships, which transport unpacked cargo, which is poured, tipped or placed through hatchways into the hold of the ships.

        Historically, charter rates for dry bulk carriers have been influenced by the demand for, and the supply of, vessel tonnage. The demand for vessel tonnage is largely a function of the level of worldwide economic activity and the distance between major trade areas. Supply is primarily driven by the size of the existing worldwide dry bulk carrier fleet, scrapping and newbuilding activity. Charter rates and vessel values are determined in a highly competitive global market and have been characterized by fluctuations since the mid-1980s.

Vessel Types

        Vessels utilized in the carriage of major bulk cargoes are generally classified into three categories, based on carrying capacity:

        o Handysize dry bulk carriers (20,000 to 30,000 dwt). Unlike most larger dry bulk carriers, Handysize dry bulk carriers are equipped with cargo gear such as cranes. This type of vessel is well-suited for transporting both major and minor bulk commodities to ports around the world that may have draft restrictions or are not equipped with gear for loading or discharging of cargo.

        o Panamax dry bulk carriers (60,000 to 80,000 dwt). Panamax dry bulk carriers vessels are designed with the maximum width, length and draft that will allow them to transit fully laden through the Panama Canal. Panamax vessels are primarily used in the transport of major bulks such as grain and coal, along with some minor bulks like phosphate, petcoke and salt. They are normally gearless.

        o Capesize dry bulk carriers (100,000 dwt or above). Capesize dry bulk carriers primarily transit from the Atlantic to the Pacific Ocean via Cape Horn or the Cape of Good Hope, hence their name. Capesize vessels are typically used for long voyages in the coal and iron ore trades.

        In addition to the three standard vessel types, the world bulk carrier fleet also includes combination carriers. These vessels are typically large, capable of carrying either crude oil or dry bulk cargoes and compete with both Capesize and Panamax bulk carriers. The role of combination carriers has been decreasing since 1990 because such vessels, which were not built primarily for the dry cargo market but rather for the oil tanker market, have come to be considered less desirable by charterers of oil tankers, since their oil carrying capacity may be limited and they are not strictly specialized for the carriage of oil.

        Set forth below are some of the characteristics of the principal cargoes carried by dry bulk carriers.

        o Coal. The two categories comprising this segment are steam (or thermal) coal, which is used by power utilities, and coking (or metallurgical) coal, which is used by steelmakers. Steam coal is primarily transported from Australia, South Africa and the United States to Europe and Japan. Coking coal is primarily transported from Australia, the United States and Canada to Europe and Japan.

        o Iron Ore. Iron ore is primarily transported from Brazil and Australia to Europe and Japan. The majority of iron ore shipments is carried by Capesize dry bulk carriers.

        o Grain. The grain trade includes wheat, wheat flour, coarse grains (corn and barley), soybeans and soybean meal. Although the annual volume of the grain trade is subject to political factors and weather conditions, shipments have remained relatively stable over the past five years. Grain is primarily transported from the United States, Canada, Europe, Australia and Argentina to the Far East, Latin America and Africa. Approximately 90% of the international seaborne trade is carried by Handysize and Panamax vessels while the remainder is transported by Capesize vessels.

        Our dry bulk vessels transport cargo such as grain, coal and iron ore. We operate both Handysize and Panamax dry bulk vessels. Most of the coal and iron ore we transport are carried on our Panamax vessels, while both types of vessels carry grain and fertilizer. The rates that we can achieve for our vessels depend on the supply and demand dynamics described below.

Demand for dry bulk vessels

        Due to the variety of cargo carried by dry bulk carriers, demand for such vessels is dependent on a number of factors, including world and regional economic and political conditions, developments in international trade, changes in seaborne and other transportation patterns, weather patterns, crop yields, armed conflicts, port congestion, canal closures and other diversions of trade. Generally, since larger ships carry fewer types of cargoes, demand for larger vessels is affected by trade patterns in a small number of commodities. Demand for smaller vessels is more diversified and is determined by trade in a larger number of commodities. As a result, charter rates for smaller dry bulk carriers, such as Handysize dry bulk carriers, have tended to be relatively more stable than charter rates for larger dry bulk carriers.

Supply of Dry Bulk Carriers

        The size of the world's dry bulk carrier fleet changes as a result of newbuildings and scrapping or loss of vessels. The general trend in the development of the bulk market has always been closely linked to the state of the world economy. The economic downturn in Asia in 1998 led to sharp falls in cargo volumes, and therefore rates, whereas the subsequent recovery has likewise acted to boost the sector with rates recovering to those prevailing prior to the crisis.

THE INDUSTRY -- LINER SERVICE

The Multipurpose Vessel Market

        The term "multipurpose" indicates a vessel with the ability to carry all of the following:

        o traditional breakbulk liner cargoes such as bags, cases, cartons, crates and drums;

        o long, oversized or heavy items such as oil well supplies, pipes, machinery and tractors; and

        o   relatively large volumes of containers.

        Multipurpose vessels are primarily characterized by having two decks, with the second, or "tween" deck, facilitating the stowage of non-containerized cargoes within the hold. Multipurpose vessels are therefore often defined as vessels with two decks or more. It should be noted, however, that a portion of the older traditional tweendecker fleet does not have much container capacity. Container capability is an important measure of a multipurpose vessel's suitability for a given trade. Three broad categories can be identified as the following:

        o Container incapable. Generally older vessels able to carry only a limited number of containers, essentially incidental to carrying breakbulk or bulk cargoes. These types are now unsuited to most liner trade deployments.

        o Container capable. During the late1960s, vessel design evolved to provide better container intake, typically to a maximum of 400 to 500 TEU, through the development of tween hatches, which are hatches placed side by side to maximize cargo space, box holds and container intake.

        o Container friendly. There are many competing designs for container friendly vessels, often based upon the needs of a particular vessel operator. These vessels typically range from 8,000 dwt to 24,000 dwt and are able to carry from 500 to 1,000 TEU. These vessels are typically geared and are characterized by double hatches in container modules, optimized box-shaped holds, and strengthened bottom, tween and weather decks to permit much higher stack load weights.

        Cargo Types. Multipurpose vessels derive their demand from two main cargo markets: containers and breakbulk or general cargo. The stowage flexibility of the multipurpose vessel enables it to compete in these markets simultaneously, mixing cargo types even within a single hold.

        We charter in multipurpose/semicontainer vessels to operate our liner service. These vessels carry both containers and break bulk between the Eastern United States and Africa. The vessels generally depart every 12 days. However, the frequency of the liner service is subject to changes depending on demand.

        Demand for Multipurpose Vessels. Multipurpose vessels have seen elements of their traditional cargo pool reduced over time through competition from dedicated container vessels. However, consistent world trade growth has underpinned the estimated multipurpose cargo pool, which in aggregate is believed to have been relatively stable during the 1990s. Although there have been few multipurpose vessels constructed in the last decade, there continues to be demand for multipurpose vessels due to the need to transport cargo that cannot be economically or physically containerized.

        Supply of Multipurpose Vessels. Four primary factors affecting the supply of multipurpose vessels are: (i) current fleet size and age; (ii) fleet development; (iii) orderbook for new vessels; and (iv) scrapping. According to industry sources, there are new multipurpose vessels under construction for delivery in the next few years to accommodate continuing demand.


CHARTERING OF THE FLEET

        Vessels can be chartered in a variety of ways.

        The spot market provides the most frequent source of employment for our vessels. In the spot market, the charterer hires the vessel to carry cargo on a specific voyage. The owner provides the crew and bears all vessel operating costs and voyage costs, including fuel and port costs.

        A charterer and owner can also enter into a time charter for a vessel. Time charters involve a charterer hiring a vessel for a fixed period, which may range from a short number of days to several years. Typical time charters are for periods of between six to 36 months. In a time charter, the owner bears operating costs, while the charterer is responsible for the voyage costs, including fuel oil.

        A demise charter, also referred to as a bareboat charter, involves the chartering of a vessel for a fixed period of time. However, unlike a time charter, a bareboat charter requires the user to pay for all operating expenses, maintenance of the vessel and voyage costs.

        One of our vessels, Torm Gyda, is on time charter to a third party. The time charter for Torm Gyda ends in March 2003. The remainder of our vessels, with the exception of Olga, operate in our pools. Within each pool, a vessel may be time chartered out by the pool manager, but the charterhire is divided among all of the vessels in the pool and therefore does not provide us with the steady income normally associated with time charters. Each pool manager will determine the number of vessels to be time chartered depending on charter hire rates and Pool Board Strategy. Vessels in our pools that are not time chartered generally trade in the spot market. However, the pools do enter into contracts of affreightment, which provide a guaranteed fixed income over a period of time.

MANAGEMENT OF THE FLEET

        We provide the operations, chartering, technical support, shipyard supervision, insurance and financing management services necessary to support our fleet. Our chartering staff, as well as our fleet's management personnel, is located in the head office in Copenhagen. Our staff in Copenhagen makes recommendations to our senior management regarding the chartering of our vessels, as well as identifying when opportunities arise to buy or sell a vessel. We have offices worldwide in places such as London, England, Singapore and Tokyo, Japan, but all decisions relating to the vessels we manage are made or approved in our office in Copenhagen.

SEASONALITY

        The demand for product tankers, bulk carriers and liner vessels has historically fluctuated depending on the time of year. Demand for product tankers is influenced by many factors, including general economic conditions, but it is primarily related to demand for petroleum products in the areas of greatest consumption. Accordingly, demand for product tankers generally rises during the winter months and falls during the summer months in the Northern Hemisphere. Demand for bulk carriers is not as volatile as that for tankers, but demand does generally increase in the spring months in North America as demand for grain increases and generally falls back during the winter months. However, more consistent commodities such as coal provide some stability to the bulk vessel trade. Our liner service experiences higher demand in April/May and October/November of each year due to increased cocoa shipments. However, these are generalized trading patterns that vary from year to year and there is no guarantee that similar patterns will continue in the future.

ENVIRONMENTAL AND OTHER REGULATIONS

        Government regulation significantly affects the ownership and operation of our vessels. The various types of governmental regulation that affect our vessels include international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or where our vessels are registered. We cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. Various governmental and quasi-governmental agencies require us to obtain permits, licenses and certificates for the operation of our vessels. Although we believe that we are substantially in compliance with applicable environmental and regulatory laws and have all permits, licenses and certificates necessary for the conduct of our operations, future non-compliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

        We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers are leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for modern vessels that are able to conform to the stricter environmental standards. We maintain high operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our crews and officers and compliance with United States and international and other national regulations.

        Our vessels are subject to both scheduled and unscheduled inspections by a variety of governmental and private entities, each of which may have unique requirements. These entities include the local port authorities such as the U.S. Coast Guard, harbor master or equivalent, classification societies, flag state administration or country of registry, and charterers, particularly terminal operators and major oil companies which conduct frequent vessel inspections.

Environmental Regulation -- IMO

        The International Maritime Organization, or IMO, has adopted regulations which set forth pollution prevention requirements applicable to tankers. These regulations, which have been implemented in many jurisdictions in which our vessels operate, provide, in part, that:

        o 25-year old tankers must be of double-hull construction or of a mid-deck design with double-sided construction, unless:

            o they have side, or wing, tanks or double-bottoms that include spaces not used for the carriage of oil covering at least 30% of the length of the cargo tank section of the hull or bottom; or o they are capable of hydrostatically balanced loading, a specialized loading technique used to minimize spillage in the event of a hull rupture.

            o 30-year-old tankers must be of double-hull construction or mid-deck design with double-sided construction; and

        o   all tankers will be subject to enhanced inspections.

        Also, under IMO regulations, a tanker must be of double-hull construction or a mid-deck design with double-sided construction or be of another approved design ensuring the same level of protection against oil pollution if it:

        o is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

        o commences a major conversion or has its keel, which is a continuous plate running the length of the vessel at the middle part of the bottom plating, attached on or after January 6, 1994; or

        o completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

        The requirements contained in the International Safety Management Code, or ISM Code, promulgated by the IMO, also effect our operations. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We are certified as an approved ship manager under the ISM Code.

        The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a Document of Compliance, issued by each flag state or by an appointed classification society, under the ISM Code. All of our vessels have obtained safety management certificates.

        Noncompliance with the ISM Code and other IMO regulations may subject the ship owner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. Both the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, as the case may be.

        The IMO has negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. Additional or new conventions, laws and regulations may be adopted which could limit our ability to do business and which could have a material adverse effect on our business and results of operations.

Environmental Regulation--OPA-90/CERCLA

        The U.S. Oil Pollution Act of 1990, or OPA-90, established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA-90 affects all owners and operators whose vessels trade with the U.S. or its territories or possessions, or whose vessels operate in the waters of the U.S., which include the U.S. territorial waters and the two hundred nautical mile exclusive economic zone of the U.S. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, applies to the discharge of hazardous substances whether on land or at sea. Both OPA-90 and CERCLA impact our operations.

        Under OPA-90, vessel owners, operators and bareboat or "demise" charterers are "responsible parties" who are all liable regardless of fault, individually and as a group, for all containment and clean-up costs and other damages arising from oil spills from their vessels. These "responsible parties" would not be liable if the spill results solely from the act or omission of a third party, an act of God or an act of war. The other damages aside from clean-up and containment costs are defined broadly to include:

        o   natural resource damages and related assessment costs;

        o   real and personal property damages;

        o net loss of taxes, royalties, rents, profits or earnings capacity;

        o net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

        o   loss of subsistence use of natural resources.

        OPA-90 limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons. This is subject to possible adjustment for inflation. OPA-90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states, which have enacted their own legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws.

        CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million. These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA-90 and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.

        OPA-90 requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA-90. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA-90 limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA-90 regulations, an owner or operator of more than one tanker will be required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum liability under OPA-90/CERCLA. We have provided requisite guarantees and received certificates of financial responsibility from the U.S. Coast Guard for each of our vessels required to have one.

        We insure each of our vessels with pollution liability insurance in the maximum commercially available amount of $1 billion. A catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business.

        Under OPA-90, with limited exceptions, all newly-built or converted tankers operating in U.S. waters must be built with double-hulls. Existing vessels that do not comply with the double-hull requirement must be phased out over a 20-year period beginning in 1995 based on size, age and place of discharge, unless retrofitted with double-hulls. Notwithstanding the phase-out period, OPA-90 currently permits existing single-hull tankers to operate until the year 2015 if their operations within U.S. waters are limited to:

        o discharging at the Louisiana Offshore Oil Port, also known as the LOOP; or

        o unloading with the aid of another vessel, a process referred to in the industry as "lightening," within authorized lightening zones more than 60 miles off-shore.

        Owners or operators of tankers operating in the waters of the U.S. must file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

        o address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge";

        o describe crew training and drills; and identify a qualified individual with full authority to implement clean up actions.

        We have obtained vessel response plans approved by the U.S. Coast Guard for our vessels operating in the waters of the U.S. In addition, the U.S. Coast Guard has announced it intends to propose similar regulations requiring certain tanker vessels to prepare response plans for the release of hazardous substances.

Environmental Regulation--Other

        Although the U.S. is not a party to these conventions, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, or CLC. Under this convention, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of oil, subject to some complete defenses. Liability is limited to approximately $183 per gross registered ton or approximately $19.3 million, whichever is less. If, however, the country in which the damage results is a party to the 1992 Protocol to the CLC, the maximum liability rises to approximately $82.7 million. The limit of liability is tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault and under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states which are party to this convention must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

        In addition, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

        Several of our vessels currently carry cargoes to United States waters regularly and we believe that all of our vessels are suitable to meet OPA-90 requirements and that they would also qualify for trade if chartered to serve U.S. ports.

Proposed EU Regulations

        The IMO has approved a timetable for the accelerated phasing-out of single-hull oil tankers. Under the proposal, oil tankers delivered in 1976 and 1977 and which do not comply with the requirements for protectively located segregated ballast tanks will be phased out by January 1, 2005.

        The total loss of the oil tanker Erika off the coast of France on December 12, 1999 polluted more than 250 miles of French coastline with heavy oil. Following the spill, the European Commission adopted a "communication on the safety of oil transport by sea," also named the "Erika Communication."

        As a part of this, the European Commission has adopted a proposal for a general ban on single-hull oil tankers. The timetable for the ban is similar to that set by the United States under OPA-90 in order to prevent oil tankers banned from U.S. waters from shifting their trades to Europe. The ban plans for a gradual phase-out of tankers depending on vessel type:

        o Single-hull oil tankers larger than 20,000 dwt without protective ballast tanks around the cargo tanks. This category is proposed to be phased out by 2005.

        o Single-hull oil tankers larger than 20,000 dwt in which the cargo tank area is partly protected by segregated ballast tank. This category is proposed to be phased out by 2010.

        o Single-hull tankers below 20,000 dwt. This category is proposed to be phased out by 2015.

INSPECTION BY CLASSIFICATION SOCIETIES

        Every seagoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

        The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made between the vessels' class and the flag state concerned.

        For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

        Annual Surveys: For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

        Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

        Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

        At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

        All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

        Most vessels are also dry-docked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a condition of class, known as a "recommendation" which must be rectified by the ship owner within prescribed time limits.

        Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society, which is a member of the International Association of Classification Societies. All our vessels are certified as being "in class" by Lloyd's Register or Det Norske Veritas. All new and second hand vessels that we purchase must be certified prior to their delivery under our standard contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

RISK OF LOSS AND LIABILITY INSURANCE

General

        The operation of any cargo vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA-90, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market. We carry insurance against loss of hire, which protects against business interruption following a loss under our hull and machinery policy. This policy does not protect us from business interruptions caused by any other losses. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery Insurance

        We have obtained marine hull and machinery and war risk insurance, which include damage to a vessel's hull and machinery, collisions and the risk of actual or constructive total loss, for all of our vessels. The vessels are each covered up to at least fair market value. Under some circumstances, salvage and towing expenses may be covered. We also arranged increased value coverage for each vessel. Under this increased value coverage, in the event of total loss of a vessel, we will be able recover for amounts not recoverable under the hull and machinery policy by reason of any under-insurance.

Protection and Indemnity Insurance

        Protection and indemnity insurance is provided by mutual Protection and Indemnity associations, which covers our third party liabilities in connection with our shipping activities including other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, damage to other third-party property, pollution arising from oil or other substances, and in some circumstances, salvage, towing and other related costs, including wreck removal. Our current protection and indemnity insurance coverage for pollution is $1 billion.

COMPETITION

        We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. We conclude our time charters and voyage charters in the spot market through the use of brokers, through whom we negotiate the terms of the charters based on market conditions and experience. We compete primarily with owners of tankers in the Handymax and Panamax class sizes in our tanker division. Ownership of tankers is highly fragmented and is divided among major oil companies and independent tanker owners. Our bulk vessels and liner service also compete with other vessels of the same type and size.

LEGAL PROCEEDINGS

        We are party, as plaintiff or defendant, to a variety of lawsuits for damages arising principally from personal injury and property casualty claims. Most claims are covered by insurance, subject to customary deductibles. We believe that these claims will not, either individually or in the aggregate, have a material adverse effect on us, our financial condition or results of operations. From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings, which may have, or have had a significant effect on our financial position, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position, results of operations or cash flows.

        We time chartered a container vessel, the Torm Alexandra, which suffered a casualty at the port of Monrovia, Liberia in July 2001. Subsequently, the vessel's underwriters declared the vessel a constructive total loss, and the time charter was terminated. The port authorities have notified both the owner of the vessel and us that they intend to pursue claims related to damage to a quay, a spillage of fuel oil, and loss of life of persons who later tried to loot cargo from the vessel. We believe that the owner of the vessel is liable for all of these claims and that the owner has insurance coverage for these claims. To the extent claims are brought against us, we believe that those claims are covered by insurance, and that this casualty will not have a material effect on our financial condition or results of operations.

C.  Organizational Structure

        The following tables set forth our significant subsidiaries as of June 15, 2002.

        Our Wholly-Owned Tankers. Each subsidiary listed below is a wholly-owned Liberian corporation (with the exception of Anne Product Carriers (PTE) Ltd., which is a Singapore corporation) that owns a 100% interest in a tanker.

Subsidiary                                    Vessel
----------                                    ------
Alice Product Tanker Corporation              TORM Gotland
Olga Shipping Corporation                     Olga
Skagerak Tankers Limited                      TORM Gyda
Caseros Shipping Limited                      TORM Asia
Anne Product Carriers (PTE) Ltd.              TORM Anne
Gunhild Shipping Corporation                  TORM Gunhild
Hermia Shipping Corporation                   TORM Helene
Estrid Shipping Corporation                   Torm Mary

        Our 50%-owned Tanker. The subsidiary listed below is a wholly-owned Liberian corporation that owns 50% of the ownership interests in a tanker. An unaffiliated third party owns the remaining 50%.

Subsidiary                                    Vessel
----------                                    ------
Hilde Shipping Corporation                    Kirsten

        Our Chartered-In Tankers. Each subsidiary listed below is a wholly-owned Liberian corporation that bareboat charters-in a 50% interest in a vessel from an unaffiliated third party vessel owner. We have obligations to purchase these vessels.

Subsidiary                                    Vessel
----------                                    ------
Rask Shipping Corporation                     Sitamona
Rotna Shipping Corporation                    TORM Sita

        We directly charter-in three other tankers from unaffiliated third party vessel owners: the TORM Margrethe under a bareboat charter and the TORM Gudrun and the TORM Kristina under time charters. The Torm Kristina was 50% owned prior to 2001. We purchased the remaining 50% from our joint venture partner and in November 2000, sold the vessel to an unrelated party.

        Our Dry Bulk Carriers. Each subsidiary listed below is a wholly-owned Liberian corporation (with the exception of Tekla Shipping Company Ltd., which is a Bahamas corporation) that owns a 100% interest in a dry bulk carrier.

Subsidiary                                    Vessel
----------                                    ------
Bothnia Shipping Corporation                  TORM Marina
Tekla Shipping Company Ltd.                   TORM Tekla
Southern Light Shipping Limited               TORM Arawa
Eastern Light Shipping Limited                TORM Pacific

D.  Property, Plant and Equipment

        We do not own any real property other than three small residential properties. We lease office space in Copenhagen, Denmark and in London, England. The Copenhagen office comprises approximately 3,000 square meters and is leased until July 2010 at a rate of DKK 4.5 million, or approximately USD 541,000 per year from an unaffiliated third party. The London office comprises approximately 550 square feet and is leased until March 2004 at a rate of (pound)21,000, or approximately USD 30,000 (DKK 249,000), per year from an unaffiliated third party.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The financial information included in the discussion below is derived from our historical consolidated financial statements. The historical financial statements have been prepared in accordance with Danish GAAP, which differs in certain significant respects from U.S. GAAP. For a discussion of the principal differences between Danish GAAP and U.S. GAAP and a reconciliation of profit (loss) and stockholders equity to U.S. GAAP, see
Note 19 to our historical financial statements.

        The following table provides a summary of the financial results of the Company for the year ended December 31 (in thousands of DKK):



                                              For the year ended December 31
                                              ------------------------------
                                              1999          2000            2001
                                              ----          ----            ----
                                          (restated)    (restated)
Statement of Operations Data:
Net turnover                               1,436,569     2,162,296          2,581,436
Operating costs                           (1,287,731)   (1,617,826)       (1,861,995)
                                              ------        ------             ------

Net   earnings    from    shipping           148,838       544,470            719,441
activities
Profit       on       sale      of                 -       153,600             85,104
vessels/interests
Administrative expenses                      (70,136)      (84,418)         (133,641)
Other operating income                        29,913        45,305             60,197
Depreciation and write downs                (158,914)     (176,720)         (117,107)
                                              ------        ------             ------
Profit/(loss)   before   financial           (50,299)       482,237           613,994
items
Financial items                              (87,322)     (143,399)          (76,845)
                                              ------        ------             ------
Profit (loss) before taxes and              (137,621)       338,838           537,149
extraordinary items
Tax benefit (expense) on profit               55,478      (92,907)          (161,145)
                                              ------        ------             ------
Profit (loss) for the year                   (82,143)      245,9321           376,004
                                              ------                           ------



COMPARISON OF THE YEAR ENDED DECEMBER 31, 2001 AND THE YEAR ENDED
DECEMBER 31, 2000


Net turnover

        Net turnover increased by DKK 419 million or 19% to DKK 2,581 million for the year ended December 31, 2001 from DKK 2,162 million for the year ended December 31, 2000. This increase was primarily the result of a rise in the freight rates, an increase in our available tonnage and a higher DKK/USD exchange rate.

        The freight rates increased substantially in both our product tankers and dry bulk carriers during the first half of 2001 as compared to rates earned in the first half of 2000. While these prices have decreased in the second half of the year they are still higher than early 2000. Increasing growth in the global economy but especially in the United States throughout 2000 and the beginning of 2001 was the main reason for the increasing freight rates for the product tankers in the same period. This increased growth lead to a drastic increase in global oil demand with a firming tendency throughout 2000 and the first half of 2001. The general slowdown in the world economy and in the demand for oil has resulted in the decreased prices in the second half of 2001.

        Our bulk vessels benefited from essentially the same positive trends in the first half of 2001 combined with a higher level of activity in the transport of coal to the Far East and corn export from South America.

        The increased revenues resulting from the increasing freight rates and shortage of available tonnage were further impacted by the change in Danish Kroner to U.S. dollar exchange rate from 8.02 for the year ended December 31, 2000 to 8.41 for the year ended December 31, 2001.

Operating costs

        Operating costs consists of bareboat and time charter hire, expenses for port calls, bunker consumption as well as technical running costs. The two largest items are bareboat and time charter hire and port expenses. Each represents about 35-45% of the total operating costs, while technical running costs and bunker consumption represent about 10-15% of operating costs. All items included in operating costs are directly influenced by changes in the USD exchange rate against DKK.

The average exchange rate increased by 7% in this period resulting in increased operating costs of nearly DKK 110 million or 45% of the change.

The charter hirecosts increased approximately DKK 319 million from the year ended December 31, 2000 and the corresponding period in 2001. Out of the total increase of DKK 319 million, DKK 60 million was caused by the increased USD/DKK exchange rate while DKK 120 million was a direct result of the decision at the end of 2000 to sell two tanker vessels and charter them back. The remaining increase of DKK 139 million was a result of an increased activity in Bulk operations.

Bunkerconsumption and port expenses decreased by DKK 36 million due to an increase in the chartering out activity where the charterer covers such costs. Technical running costs decreased by DKK 38 million, which mostly was caused by the abovementioned sale of two tankers and sale of our two offshore vessels.


Profit on sale of vessels/interest

        During the year ended December 31, 2001, we sold two owned anchor handling vessels as well as our ownership in two product tankers. These transactions resulted in a profit of approximately DKK 85 million compared to a profit of DKK 154 million for the year ended December 31, 2000, during which we sold two vessels, which were chartered back.

Administrative expenses

Our administrative expenses have increased to DKK 134 million for the year ended December 31, 2001 from DKK 84 million for the year ended December 31, 2000, an increase of 58% or DKK 50 million primarily the result of a number of non-recurring expenses. The Company's decision to evaluate the possibility of listing its shares on other exchanges as well as the Copenhagen Stock Exchange resulted in direct costs in the order of DKK 13 million. In association with a stock option plan and a stock purchase plan introduced in 2001 expenses of DKK 13 million were incurred to purchase the Company's own shares to be used for these plans. Furthermore a bonus was paid in December. This bonus together with salary increases and extra costs associated with additional staff amounted to DKK 12 million.

Other operating income

        Other operating income increased by DKK 15 million or 33% to DKK 60 million for the year ended December 31, 2001 from DKK 45 million for the year ended December 31, 2000. This income is primarily related to management fees we receive for the services we perform for our pool arrangements. The improved tanker market, the rising USD/DKK exchange rate and the continued expansion of the pool concept were the primary reasons for the increase.

Depreciation and Write-Downs

        For the year ended December 31, 2001, depreciation has decreased to DKK 117 million from DKK 177 million for the year ended December 31, 2000. The decrease in depreciation is directly related to a change in the estimated life of our vessels from 20 to 25 years, which was made on July 1, 2001, and a change in the composition of our fleet. The change in estimated lifetime resulted in a reduction in depreciation of DKK 18 million for the year whereas the effect of the change in the composition of the fleet during 2000 and 2001 was DKK 38 million.

Financial Items

        Total financial items decreased from DKK 143 million for the year ended December 31, 2000 to DKK 77 million for the year ended December 31, 2001, a decrease of DKK 66 million or 46%. The improvement resulted from a change in the exchange gain of DKK 6 million partially resulting from the sale of our anchor handlers and a change during the year towards a higher USD/DKK exchange rate, which we benefited from because of an increased US dollar cash balance as our reporting currency is DKK. In addition, the sale of the vessels discussed above, resulted in decreased interest expense of approximately DKK 72 million and we had an increase in interest income of DKK 9 million resulting from the large cash reserves.

Tax on Profit on Ordinary Activities

        The tax provision for the year ended December 31, 2001 was DKK 161 million compared to a tax provision of DKK 93 million for the year ended December 31, 2000. The effective tax rate was 30% in 2001 and 28% in 2000 due to a change in the enacted statutory tax rate.

        The tax regime will change during 2002 as Torm has decided to enter into the tonnage taxation scheme (please refer to the taxation section)



COMPARISON OF YEAR ENDED DECEMBER 31, 2000 TO THE YEAR ENDED
DECEMBER 31, 1999

Net turnover

        Net turnover for 2000 increased by DKK 725 million or 50% to DKK 2,162 million from DKK 1,437 million for 1999. This increase was primarily the result of a rise in the freight rates, an increase in our available tonnage and a higher DKK/USD exchange rate.

        The freight rates increased in both our product tankers and bulk carriers during the year. The rates increased between 50 and 100% for the product tankers while the increase in the dry bulk carrier rates was much more moderate. The increase in freight rates for the product tankers was directly impacted by the sinking of the oil tanker Erika at the end of 1999. Subsequent to that event, oil companies became much more selective about the age and size of vessels carrying their product. This decreased the overall capacity in the industry resulting in increased freight rates. This was further impacted by the low level of stocks that were in place at the end of 1999 due to anticipated decreases in oil prices, resulting in higher demand in 2000. The increase in net turnover was further impacted by the increase in available tonnage resulting in the availability of an aggregate 5,700 sailing days in comparison to 5,500 in 1999.

        The increased revenues resulting from the freight rates and available tonnage was further impacted by the change in the Danish Kroner to U.S. dollar exchange rate from 6.98 DKK/USD in 1999 to 8.08 DKK/USD in 2000.

Operating costs

        Operating costs consists of bareboat- and time charter hire, expenses for port calls as well as technical running costs and bunker consumption. The two largest items are bareboat- and time charter hire and port expenses. Each represent about 35-40% of the total operating costs, while technical running costs and bunker consumption represents about 10-15% of operating costs.

        Operating costs increased by DKK 330 million or 25% to DKK 1,618 million for 2000 from DKK 1,288 million for 1999.

        Operating costs were impacted by the change in the USD and DKK exchange rate resulting in DKK 184 million, or 58%, of the total increase.

        Technical running costs increased by approximately DKK 19 million between periods, excluding currency impact. The increase was caused by a net change in available own tonnage between the years resulting in an increase in costs of DKK 9 million and an increase in costs for wages, spare parts and stores resulting in increased costs of approximately DKK 10 million.

        Bareboat and time charter hire increased by approximately 35 million, excluding currency impact, as a direct result of an increase in available sailing days for vessels on time charter.

        Port expenses remained consistent between periods, excluding currency impact, whereas bunker costs increased by DKK 93 million, excluding currency impact, as a result of an increase in available sailing days and increased fuel prices.


Profit on sale of vessels/interest

        In 2000, we sold six vessels at a profit of approximately of DKK 154 million compared to 1999 when we sold no vessels. The decision to sell these vessels was based on our desire to continually upgrade in order to have a modern fleet of new vessels and improved market conditions for used vessels. We took back five of these vessels on time charters ranging from three to ten years to ensure adequate capacity to retain our market share.

Administrative expenses

        In 2000, our administrative expenses increased to DKK 84 million from DKK 70 million in 1999, an increase of 20%. This increase was primarily related to expansion of the administrative staff. The increase in staff was partially a result of the expansion of vessels under our pool management in the tanker and bulk divisions.

Other operating income

        Other operating income increased by DKK 15 million or 50% to DKK 45 million in 2000 from DKK 30 million in 1999. This income is primarily related to management fees we received for the services we perform for our pool arrangements. The improved tanker market, the rising USD/DKK exchange rate and the continued expansion of the pool concept were the primary reasons for the increase.

Depreciation

        In 2000, depreciation increased to DKK 177 million from DKK 159 million in 1999, an increase of DKK 18 million or 11%. The increase in depreciation in 2000 was the result of the delivery of five new vessels in 1999 and the Torm Gudrun in May 2000.

Financial Items

        Total financial items rose from DKK 87 million in 1999 to DKK 143 million in 2000, an increase of DKK 56 million or 64%. This increase is primarily related to the increase in interest expense from a higher average outstanding indebtedness throughout the year. Total financial items also include foreign exchange gain and losses which resulted in higher gains during the year due to changes in the US dollar.

Tax on Profit on Ordinary Activities

        The tax on ordinary activities in 2000 was DKK 93 million compared to a tax benefit of 55 million in 1999. The effective tax rate has changed from 40% in 1999 to 30% in 2000.

LIQUIDITY AND CAPITAL RESOURCES

        As of December 31, 2001, cash and securities amounted to DKK 827 million. This amount represented DKK 183 million in collateral bond deposits for vessels on bareboat charters and DKK 644 million in free cash reserves.

        During the year ended December 31, 2001, we generated cash from operations of DKK 628 million, compared to DKK 397 million for the year ended December 31, 2000. Cash generated from operations before changes in working capital items was DKK 674 million compared to DKK 486 million in 2000. An increase in working capital used cash of DKK 46 million in 2001 compared to net cash outflow of DKK 88 million in 2000.

        Net cash used for investing activities was DKK 98 million for 2001 as compared to cash provided by investing activities of DKK 450 in 2000. This fall was primarily a result of large receipts from sales of vessels.

        Net cash used in financing activities was DKK 424 for 2001 compared to net cash used in financing activities of DKK 714 million for 2000. This decrease is primarily due to high repayment of debt in 2000, when the sales of vessels were large. At December 31, 2001, we had DKK 1,122 million of loans and mortgage debt outstanding. Our credit arrangements related to these borrowings require 20 equal installments with the remaining 30 percent of the loan being repaid at the end of that period. Included in these loans is a credit facility of USD 9 million, which is renewed every year. This facility requires us to maintain certain minimum collateral levels including a security interest against the related vessel.

        Certain of our leases require us to maintain as collateral a minimum amount of cash and bonds on hand. This amount is dependent on the value of these leased vessels. The amount of collateral is assessed each period dependent on the value of the vessels. We are able to release collateral based on market increases and we are not obligated to increase the collateral based on market value decreases.

        We have a revolving credit agreement for DKK 42 million in place at December 31, 2001. This agreement bears interest at LIBOR + .625% and is renewed annually. At December 31, 2000 and 2001, there was DKK 42 million of available borrowings on this revolving credit line.

        We have entered into contracts to purchase 10 additional vessels.

        We have entered into six contracts with STX (formerly Daedong) Shipbuilding Co., Ltd., each for the construction of a 45,000 dwt product tanker. Two of the contracts were executed on August 25, 2000 at a price of $26.7 million per vessel. Two of the contracts were executed on November 3, 2000 at a price of $27.0 million per vessel of which the first tanker was delivered in May 2002. The final two contracts were executed on March 2, 2001. The contracts are substantially similar, and provide for installment payments of 20% in advance, 20% during construction, and 60% at delivery. The remaining tankers are to be delivered at the end of June, November and December 2002 and February 2003.

        We have also entered into two contracts with Samho Heavy Industries Co., Ltd., each for the construction of a 99,000 dwt product tanker. These contracts were executed on November 24, 2000. The contracts provide for installment payments of 10% in advance, 10% following execution of the contract, 20% during construction, and 60% upon delivery of the vessel. The tankers are set to be delivered at the end of November and December 2003.

        We have also entered into two contracts with Hyundai Heavy Industries Co., Ltd., each for the construction of a 75,000 dwt product tanker. These contracts were executed on May 23 and May 31, 2002. The contracts provide for stage payments of 10% in advance, 10% following execution of the contract, 20% during construction, and 60% upon delivery of the vessel. The tankers are set to be delivered at the end of January and July 2004.

        On the five remaining STX vessels and the two Samho vessels we have already paid between 20% and 40% of the purchase price for each of the vessels as required by the shipbuilding contracts. On the two Hyundai vessels we have paid 10% of the purchase price for each of the vessels as required by the shipbuilding contracts. We have reached agreements with Danish Shipfinance to finance the remaining 80% for one of the vessels and are in the process of finalizing the documentation for the loans on the STX and Samho vessels. The terms of the remaining loans are expected to be similar to the two loans with Danish Shipfinance. We believe that our available cash and investment resources, operating cash flows and financing capability will be sufficient to meet our current operating requirements and other strategy initiatives. As part of our growth strategy, we will continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. We may choose to pursue such opportunities through internal growth, joint ventures, attracting pool-partners, or business acquisitions.

        FOREIGN CURRENCY EFFECTS

        We are exposed to market risk from changes in foreign exchange rates, which can affect results from operations and financial condition. To minimize the risk, we manage our exposure to changes in foreign currency rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments, primarily cross currency contracts and forward exchange contracts.

        EFFECTS OF INFLATION

        Inflation generally affects us by increasing the interest expense of floating rate indebtedness and by increasing cost of labor, drydocking costs and other operating expenses. We do not believe inflation has had or will have a material impact on our operations. Inflationary pressures on bunker costs are not expected to have a material effect on our future operations because freight rates for voyage charters are generally sensitive to the price of a ship's fuel. A sharp rise in bunker prices may have a temporary negative effect on results since freights generally adjust after prices settle at a higher level.

        CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

        We have various contractual obligations and commercial commitments to make future payments including debt agreements, lease obligations and purchase commitments. The following table summarizes our future obligations under these contracts due by period as of December 31, 2001 (in millions of DKK):

                       2002      2003      2004      2005        2006     Thereafter  Total

Debt (1)               29.1      35.0      34.8      38.5        24.6     207.4       369.4
Operating leases (2)   7.5       7.4       4.7       0.2                              19.8
Purchase commitments   94.2      101.6                                                195.7
                       ----      -----                                                -----
Total                  130.8     143.9     39.5      38.7        24.6     207.4       584.9
                       =====     =====     ====      ====        ====     =====       =====

(1) Debt payments could be accelerated upon violation of debt covenants. We believe the likelihood of a debt covenant violation is remote.

(2) The lease obligations are calculated based on 3 months LIBOR (2%) plus a margin.


CRITICAL ACCOUNTING POLICIES

        Critical accounting policies are those policies that require the application of management's most challenging, subjective or complex judgements, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Critical accounting policies involve judgements and uncertainties that are sufficiently sensitive to result in materially different results under different assumptions and conditions. We believe that our most critical accounting policies are those described below. For a detailed discussion of these and other accounting policies see the Consolidated Financial Statements.

        Revenue Recognition

        Net turnover, which comprises gross freight earnings of the vessels, is calculated using the percentage of the voyage completed relative to the total voyage. The percentage of voyage completed is calculated based on the costs incurred relative to the total estimated costs to be incurred for the voyage. If the actual costs of the voyage differ from such estimates, it will have an impact on net turnover for any voyages in progress at the end of the year.

        Long Lived Assets

        We review our long lived assets based on events and changes in circumstances that would indicate that we might not recover the carrying value of the assets. In assessing the recoverability of our long lived assets, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets.

        Useful Life of Long Lived Assets

        We have revised our estimate of the useful life of our vessels from 20 to 25 years during the year. We assess the useful life of our vessels periodically based on market conditions, regulatory requirements and business plans. The estimated useful life, and any associated estimated salvage value, is the basis for determining depreciation expense. If these estimates are revised in the future, the amount of depreciation expense recorded each period will change.


CHANGE IN ACCOUNTING PRINCIPLES

        We revised our accounting policies for income taxes, provision for repairs and the capitalization of docking costs. These revisions were in accordance with new accounting pronouncements under Danish GAAP. In accordance with Danish GAAP, the revisions have been reflected through a restatement of the historical financial results.


ACCOUNTING PRINCIPLES NOT YET ADOPTED

        In May 2001, the Danish Parliament approved the new Danish Annual Accounts Act. As a consequence of the enforcement of the new Danish Company Accounting Act the Company will change certain of its accounting policies effective January 1, 2002. In addition, the Company will change certain accounting principles effective January 1, 2002 to conform the Danish and US GAAP policies.

Capital leases

        The bareboat arrangements for the vessels that the Company has entered into, which meet the definition of capital leases will be accounted for by initially recognizing assets and related lease obligations at an amount equal to the present value of the underlying minimum lease payments measured at the beginning of the lease term. The capitalized leased assets will be amortized according to the Company's depreciation policy for owned vessels. Today the Company treats all such agreements as operating leases.

Sale and lease back agreements

        Gains related to sale and lease back agreements will be deferred and amortized in proportion to the gross rental on the time charter over the life of the related agreements. Today the Company has recognized all such gains on sale at the date of the transaction.

Swaps of vessels

        The Company will record the gain on the swap of ownership in vessels in the profit and loss account at the date of the swap, except when the vessels are similar productive assets. Today any gain on the swap of vessels are recorded in the profit and loss statement at the date of the swap transaction, except when the vessels are identical vessels of equivalent age.

Dividends

        Dividends will be recorded as an obligation, when they are declared on the annual general meeting. Today dividends are recorded as an obligation in the fiscal year to which they relate.

Own shares

        Own shares will be accounted for as a component of shareholders' equity at cost paid for such shares. Today own shares were reflected as an asset and adjusted at market value through the profit and loss account.

Foreign currency contracts and derivatives

        Foreign currency contracts and derivatives will be recorded at fair value in the balance sheet. For fair value hedges the change in fair value is set-off against the exchange rate adjustment of the hedged item. For cash flow hedges the change in fair value on the contract will be recorded as part of the shareholders' equity and then transferred to the profit and loss statement when the hedged item is realized. The change in fair value on contracts that do not qualify for hedge accounting will be recorded in the profit and loss statement at the end of each period. Today, all such contracts are accounted for as off-balance sheet items.

Mortgage debt and bank loans

        Mortgage debt and bank loans relating to the financing of vessels will be required to be recorded at the exchange rate prevailing at the balance sheet date. As these are considered an effective hedge of the vessels, the adjustment will be recorded as part of the shareholders' equity and then transferred to the profit and loss statement when the vessel is sold. Today the mortgage debt and bank loans relating to the financing of vessels in integrated entities are recorded at the historical exchange rate.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and senior management


        Set forth below are the names, ages and positions of our directors and executive officers.


        Name                      Age          Position
        ----                      ---          --------

        Niels Erik Nielsen        54           Chairman of the Board

        Christian Frigast         50           Deputy Chairman of the Board

        Ditlev Engel              38           Director

        Michael Agerholm          41           Director

        Soeren Elbek              46           Director

        Klaus Kjaerulff           49           Chief Executive Officer

        Klaus Nyborg              38           Chief Financial Officer

        Biographical information with respect to each of our directors and executives is set forth below.

        Niels Erik Nielsen was Deputy Chairman of our Board of Directors from September 26, 2000 and has been Chairman of our Board of Directors since April 25, 2002. Mr. Nielsen is also a partner with the Danish law firm Bech Bruun Dragsted, which provides legal services to us. He is also the chairman of the board of directors of several Danish companies, including the following: I-Data International A/S, Ambu International A/S, Danish Supply Corporation Holding A/S, Cimber Air A/S, Satair A/S and Satair Service A/S. He holds a Masters of Law degree from the University of Copenhagen.

        Christian Frigast has been a Director since September 26, 2000 and Deputy Chairman since April 25, 2002. He also serves as the Chairman of the Board for numerous companies, including the following: BB Electronics Holding A/S, Royal Scandinavia A/S, Royal Scandinavia Holding Frederiksberg A/S and Royal Scandinavia Invest A/S. Mr. Frigast holds a Masters of Science degree in Economics from the University of Copenhagen.

        Ditlev Engel has been a Director since April 25, 2002. Mr. Engel holds a Bachelor of Commerce degree in Finance and Accounting from Copenhagen Business School. [Please also add other companies in which he is a director or officer.]

        Gabriel Panayotides has been a Director since September 26, 2000. He is the President, Chief Executive Officer and a Director of Excel Maritime Carriers Ltd., an American Stock Exchange listed company, since October 1997 and its Chairman since February 1998. He has participated in the ownership and management of ocean going vessels since 1978. Mr. Panayotides is a member of the Greek Committee of Bureau Veritas, an international classification society. He holds a Bachelors degree from the Piraeus University of Economics.

        Michael Agerholm has been a Director since 1995. Mr. Agerholm has worked in our tanker operations division in several capacities during the past ten years. In 2001, Mr. Agerholm was the Vice President of the Tanker Operation, and prior to that, he was an operator. Prior to his employment with us, Mr. Agerholm served as an operator and officer for A.P. Moeller. Mr. Agerholm is one of the directors elected by the employees pursuant to the Danish Companies Act.

        Soeren Elbek has been a Director since April 26, 2002. He is employed as Master and has been employed by us since 1996. Mr. Elbek is one of the directors elected by the employees pursuant to the Danish Companies Act.

        Klaus Kjaerulff has been our Chief Executive Officer and Managing Director since September 2000. From 1997 to 2000, he served as Executive Vice President responsible for our tanker and bulk divisions. From 1981 to 1997, Mr. Kjaerulff was Vice President of our tanker division.

        Klaus Nyborg has been our Chief Financial Officer since February 2002. Prior to working for us, Mr. Nyborg was employed in various capacities at the A.P. Moeller Group, most recently as Chief Financial Officer of Maersk Logistics division. From 1998 to 2001, he served as Vice President and Regional CFO at Maersk for the Asia-Mid-East Region. From 1997 to 1998, he was the Regional CFO for the Europe-Africa Region. From 1992 to 1997, Mr. Nyborg served as General Manager and corporate secretary in the A.P. Moeller Group.

B.  Compensation.

        In 2001, we paid a total of DKK 0.7 million in cash to the Board of Directors and DKK 7.6 million in cash to our executives. These totals include salary payments to our former Chief Financial Officer, Lars Pedersen, in 2001 and 2002. We have not set aside any amounts to provide pension, retirement or similar benefits to our directors and executive officers. For the stock option plan please refer to the following page, "OPTION PLAN." No Member of the Board of Directors as of June 25th 2002 exercised options.

C.  Board Practices

        The members of our board of directors are elected for four year terms. At the end of each term, they are eligible for re-election. Niels Erik Nielsen, Christian Frigast and Gabriel Panayotides were elected in 2000 and will be eligible for re-election in 2004. Ditlev Engel was elected in 2002 and will be eligible for re-election in 2006. Michael Agerholm and Soeren Elbek were elected in 1999 and will be eligible for re-election in 2003. There are no service contracts between us and any of our Directors providing for benefits upon termination of a Director's election.

        We do not have separate audit or compensation committees.

D.  Employees.

        The numbers of employees we employed, on average, for the previous three financial years, are as follows:

                                   1999           2000            2001
                                   ----           ----            ----
Land-based employees
              Denmark                89             91             102
              United Kingdom          2              2               1
              Total                  91             93             103
Seafarers (officers)                143            133             132
Total employees                     234            226             235

        In 1999, approximately 23 of our employees were employed in administrative positions. That number increased to 24 in 2000 and to 26 in 2001. The majority of the staff on vessels owned by our subsidiaries and associated companies are not employed by us.

E.  Share ownership

        The following table sets forth information as of June 30, 2002, regarding the total amount of capital stock owned by our officers and directors on an individual basis:

                                                                Shares
Name                         Position                           (Nom. Hold.)
----                         --------                           ------------
Niels Erik Nielsen           Chairman of the Board              *
Christian Frigast            Deputy Chairman of the Board       *
Ditlev Engel                 Director
Gabriel Panayotides          Director                           *
Michael Agerholm             Director                           *
Klaus Kjaerulff              Chief Executive Officer            *
Klaus Nyborg                 Chief Financial Officer            *

*  The person beneficially owns less than one percent of the shares.



OPTION PLAN

        In 2001, we introduced a share option compensation package for twenty of our board members, executives and key employees. The plan granted 728,000 options to employees, which will be priced at three different dates, one-third in 2001, another third in 2002 and the last third in 2003. Option holders can exercise their options to purchase our shares on specified dates. The individual must be employed at the date of issue to receive that year's options. Each option carries the right to purchase one common share, par value DKK 10 per share.

        The share options for 2001 were priced on February 20, 2001 and the share options for 2002 were priced on March 20, 2002. For 2003, the share options will be priced at the Board of Directors meetings while the annual accounts are being reviewed. The 2001 share options were exercisable at a price of DKK 54 per share. The 2002 share options are exercisable at a price of DKK 58.50. The option price for options granted in 2003 will be established by taking the average trading price of the shares during the 10 days immediately following the announcement of our annual results. The share options can be exercised after a period of one year following the pricing of the option and expire three years later.

        If each share option is exercised, the total number of common shares purchased will be 728,000, which equals 4% of the share capital. The requisite number of shares were purchased from the market and these shares are reflected in the consolidated balance sheet as own shares.

EMPLOYEE SHARES

        During April 2001, the Board of Directors also decided to offer our employees 200,000 common shares for the price of DKK 10.5 per share. In October 2001, employees exercised the right to purchase 194,235 of these shares. The market price at the date of the grant was DKK 54.3 per share. The remaining stock purchase rights expired. .

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.  Major shareholders.

Our capital stock is comprised of common shares, par value DKK 10 per share. As of December 31, 2001, there were 18.2 million outstanding common shares. The following table sets forth information regarding the owners of more than five (5) percent of our common shares that we are aware of as of December 31, 2001. None of the shareholders have any special voting rights.

Name                               Number of Shares    Percentage of Class
----                               ----------------    -------------------
American Investors Co. Liberia          4,886,500               27%
Exploinvest Ltd. Cyprus                 2,906,730               16%
A/S Dampskibsselskabet TORM's           1,263,220                7%
Underst0ttelsesfond, Denmark

        In 2002, Beltest Shipping Company Ltd. purchased 5,458,300, or 29.99% of our outstanding common shares of which 27% were held by American Investors Co. Liberia. Their holdings exceeds 5% of the total number of outstanding shares, which required each company to file information with the Copenhagen Stock Exchange, and Beltest and its parent, Ryder Holdings Inc, have filed a
Schedule 13 D with the SEC.

B.  Related party transactions.

        Niels Erik Nielsen, our Deputy Chairman of the Board of Directors, is a partner in the law firm Bech Bruun Dragsted, our Danish counsel, and we have hired that firm in connection with the listing of our shares in the U.S. The firm's fee is based upon the amount of time spent by the firm on the matter, and it is anticipated to be approximately DKK 1.5 million.

        We have entered into a pooling and commercial management agreement with Maryville Maritime Inc. in connection with our Panamax bulk carrier vessels. Gabriel Panayotides, one of our Directors, has served as the head of operations of Maryville Maritime Inc. since 1983.

C.  Interests of experts and counsel.

        Not applicable.

ITEM 8. FINANCIAL INFORMATION.

A.  Consolidated Statements and Other Financial Information.

        See Item 17.

DIVIDEND DISTRIBUTION POLICY

        Under Danish law, we are permitted to distribute dividends from our unrestricted capital. Any determinations to distribute dividends will be at the discretion of the Board of Directors, which decision must be approved by the shareholders at our annual general meeting. For the year 2001the shareholders approved a dividend of DKK 4 for every DKK 10 share at the annual general meeting in 2002.

        There are no restrictions on our ability to pay dividends to the shareholders in our existing financing arrangements. Two of our financing arrangements may have an effect on our dividend policy, even though they do not directly impose restrictions on our ability to declare dividends. In the event of certain substantial changes and subject to fulfillment of other conditions relating to our financial position, the provisions of some of our loan agreements trigger the automatic inclusion of additional financial covenants in the form of minimum value clauses and increases in the interest margin. The loan agreements with Danish Ship Finance include in their definition of "substantial changes" a dividend distribution exceeding 40% for two vessels and 25% for four vessels of our consolidated annual results after extraordinary items and taxes, and distribution of a dividend at a dividend percentage in excess of 12% in a financial year where we have a loss in our profit and loss account.

B.  Significant Changes.

        Not Applicable.

ITEM 9. THE OFFER AND LISTING.

A.  Listing Details

        Our common shares currently trade on the Copenhagen Stock Exchange. The tables below sets forth, for the periods indicated, the high and low closing sale price in Danish Kroner and the average daily trading volume for our shares on the Copenhagen Stock Exchange. Although we have provided the average daily trading volume of our shares for the periods indicated, the trading volume of our shares on the Copenhagen Stock Exchange is extremely volatile and trading ranges from a few hundred to several thousand shares. The average daily trading volume may not be indicative of actual trading volumes and liquidity. Please see "Risk Factors- There may be no active public market for you to resell our ADSs."

For the previous five full years:

                   1997       1998        1999        2000       2001
                   ----       ----        ----        ----       ----
Low               50.50      20.00       18.00       22.47      44.00
High              77.00      52.50       28.87       60.28      62.50
Average Daily
Volume            2,680      2,313       3,781       10,186     9,454

For the previous two full years and subsequent periods, by quarter:


 2000             1st quarter    2nd quarter     3rd quarter    4th quarter
 ----             -----------    -----------     -----------    -----------
 Low              22.47          31.59           46.00          51.74
 High             33.74          47.23           60.28          58.85
 Average Daily
 Volume           5,973          30,164          1,908          3,885

2001             1st quarter    2nd quarter     3rd quarter    4th quarter
----             -----------    -----------     -----------    -----------
Low              52.56          59.04           49.80          44.00
High             59.45          62.50           61.16          50.13
Average Daily
Volume           5,807          7,175           11,324         14,072

For the previous six months:

            December    January     February     March     April      May
            --------    -------     --------     -----     -----      ---
            2001        2002        2002         2002      2002       2002
Low         44.90       46.13       50.51        57.95     57.03      53.60
High        48.52       52.18       55.00        60.41     59.40      56.56
Average
Daily
Volume      15,976      10,239      6.512        34.485    31.470     11.563


        Our ADSs are described in greater detail under Item 12. "Description of Securities Other Than Equity."

C.  Markets

        Our common shares are currently trading on the Copenhagen Stock Exchange. Our ADSs, each representing one common share, are quoted on the Nasdaq National Market under the "TRMD".

        From April 16 through April 30, 2002, the average daily trading volume of our ADSs on the Nasdaq National Market was 81.8 ADSs and from May 1, 2002 through May 31, 2002, was 268 ADSs.

ITEM 10.   ADDITIONAL INFORMATION

        This section summarizes our share capital and the material provisions of our Articles of Association, including rights of holders of our shares. The description is only a summary and does not describe everything that our Articles of Association contain. A copy of our Articles of Association will be filed with the SEC as an exhibit to this Report. As a foreign private issuer, we are not subject to the proxy rules applicable to issuers under
Section 14 of the Exchange Act of 1934, and our officers, directors and principal shareholders are not subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. After our listing, we intend to file quarterly reports for the first three quarters of each fiscal year with the SEC on Form 6-K containing unaudited financial and other information that we are required to file with the Copenhagen Stock Exchange.

A.  Share capital.

        Not Applicable

B.  Memorandum and articles of association.

        Our Articles of Association provide that our principal objectives are

        o to carry out business within shipping, chartering and other transport services;

        o   to make investments, including in real estate; and

        o to carry on such other business as determined by the Board of Directors to be consistent with such objectives.

        The Rules of Procedure that govern our Board of Directors prohibits a director from participating in the consideration of business regarding agreements in which the director is a participant or in which the director has a material interest. Any agreements between us and a director or between us and a third party in which a director has an interest must be approved by the Board of Directors. The Rules of Procedure also provide that a director shall retire at the first general meeting following the director's 70th birthday.

        Our Articles of Association also contain the following provisions:

        o our Board of Directors shall receive a fixed stipend, which shall be set by the Board of Directors and approved by the shareholders during the annual general meeting;

        o any dividend payable to a shareholder which remains unclaimed after five years shall accrue to us;

        o   each common share shall have the right to one vote;

        o directors are elected for four year terms, after which they are entitled to be re-elected;

        o   there are no redemption rights; and

        o generally, proposals to amend the Articles of Association to change our share capital or to conduct a dissolution or merger requires the approval of 60% of the outstanding share capital present at a meeting and 66.67% of the votes cast, unless the resolution was proposed by the Board of Directors, in which case it requires 66.67% of the outstanding share capital present and 66.67% of the votes cast. These proposals must also comply with any applicable special qualified majority provisions of the Danish Companies Act.

        With regard to general and special meetings, the Articles of Association provide that:

        o special meetings can be convened by the Board of Directors and the auditors at any time on at least eight days notice but cannot be more than four weeks in advance;

        o holders of at least 10% of our share capital can request special meetings by submitting a written request to the Board of Directors, which then has 14 days to convene a meeting;

        o shareholders desiring to attend the general meeting must obtain an admission card from us at least four days prior to the meeting;

        o admission cards will be issued to registered holders, and holders of unregistered shares who have obtained a deposit receipt issued by the depositary bank (or Danish Securities Center) and a written declaration that the shares will not be transferred until after the general meeting;

        o shares acquired from another shareholder will not have any voting rights unless the shares are registered or unless the holder has filed and provided proof of ownership at least one day prior to the announcement of the general meeting; and

        o proposals by shareholders must be submitted in writing to the Board of Directors before February 15th in order to be considered at the annual general meeting.

DANISH LAW CONSIDERATIONS

        Under Danish law, shareholders are not permitted to approve corporate matters by written consent in lieu of general or special meetings. All shareholders have access to corporate records filed by each company with the Danish Commerce and Companies Agency. These corporate records include the articles of association and the annual accounts/financial statements. Each company is also required to keep a share register, but shareholders do not have access to it.

        Danish law permits companies to adopt cumulative voting provisions and staggered terms for our board of directors, but we have not adopted such provisions. Danish law also prohibits companies from adopting "poison pill" measures that could prevent a takeover attempt by discriminating against a shareholder or a group of shareholders.

C.  Material contracts.

        The following is a summary of our material contracts. It is qualified in its entirety by reference to the full text of the actual documents, which govern the transactions we describe.

CREDIT FACILITY

        We have a DKK 42 million revolving credit facility with Danske Bank dated December 11, 1998. The agreement provides for an interest rate based upon market rates plus a margin of 0.625% per year on drawdowns.

LOAN AGREEMENTS

        The loan agreements are entered into by our wholly owned subsidiaries.

        Bothnia Shipping Corporation entered into a $20 million debt instrument with Danske Bank A/S on September 20, 1989 to assist in the financing of the vessel Torm Marina. The interest rate is a variable rate based on LIBOR and a margin of .5%. This loan is jointly and severally guaranteed by us and our subsidiary, Bothnia Shipping Corporation, in respect of the original guarantee by Den Danske Bank International S.A. in favor of the lender. In addition, Bothnia Shipping Corporation issued a letter of indemnity to Den Danske Bank International S.A. covering the counterguarantee liability by way of a first mortgage on the vessel Torm Marina. The loan is due to be repaid in 2005.

        Tekla Shipping Co. Ltd. entered into $24.4 million debt instrument with Danske Bank A/S on March 23, 1992 to assist in the financing of the vessel Torm Tekla. The interest rate is a variable rate based on LIBOR and a margin of .625% for the first five years after drawdown and .875% thereafter. This loan is jointly and severally guaranteed by us and our subsidiary, Tekla Shipping Co. Ltd., in respect of the original guarantee by Den Danske Bank International S.A. in favor of the lender. In addition, Tekla Shipping Co. Ltd. issued a first priority mortgage on the vessel Torm Tekla in favor of Den Danske Bank International S.A. covering the counterguarantee liability. The loan is due to be repaid in 2005.

        Alice Product Tanker Corporation entered into a $26.4 million debt instrument with Danske Bank A/S on November 8, 1994 to assist in the financing of the vessel Torm Gotland. The interest rate is a variable rate based on LIBOR and a margin of 1%. This loan is jointly and severally guaranteed by us and our subsidiary, Alice Product Tankers Corporation, in respect of the original guarantee by Den Danske Bank International S.A. in favor of the lender. In addition, Alice Product Tanker Corporation, at or about payment of the fourth advance of the loan, issued a first priority mortgage on the vessel Torm Alice in favor of Den Danske Bank International S.A. covering the counterguarantee liability. The loan is due to be repaid in 2005.

        Olga Shipping Corporation entered into a $18.75 million debt instrument with Danske Bank A/S on October 27, 1995 to assist in the financing of the vessel Olga. The interest rate is a variable rate based on LIBOR and a margin of .75%. This loan is jointly and severally guaranteed by us and our subsidiary, Olga Shipping Corporation, in respect of the original guarantee by Den Danske Bank International S.A. in favor of the lender. In addition, Olga Shipping Corporation issued a first priority mortgage on the vessel Olga in favor of Den Danske Bank International S.A. covering the counterguarantee liability. The loan is due to be repaid in October, 2005.

        Gunhild Shipping Corporation entered into a $22.4 million debt instrument with Danske Bank A/S on November 6, 1998 to assist in the financing of the vessel Torm Gunhild. The interest rate is a variable rate based on LIBOR and a margin of .5%. This loan is jointly and severally guaranteed by us and our subsidiary, Gunhild Shipping Corporation, in respect of the original guarantee by Den Danske Bank International S.A. in favor of the lender. In addition, Gunhild Shipping Corporation issued a first priority mortgage on the vessel Torm Gunhild in favor of Den Danske Bank International S.A. covering the counterguarantee liability. The loan is due to be repaid in 2009.

        Anne Product Carriers (PTE) Ltd. entered into a $25.6 million debt instrument with Danske Bank A/S on August 25, 1998 to assist in the financing of the vessel Torm Anne. The interest rate is a variable rate based on LIBOR and a margin of .5%. This loan is jointly and severally guaranteed by us and our subsidiary, Anne Product Carriers (PTE) Ltd., in respect of the original guarantee by Den Danske Bank International S.A. in favor of the lender. In addition, Anne Product Carriers (PTE) Ltd. issued a first priority mortgage on the vessel Torm Gunhild in favor of Den Danske Bank International S.A. covering the counterguarantee liability. The loan is due to be repaid in 2009.

        Skagerak Tankers Limited entered into a $26.6 million debt instrument with Danske Bank A/S on May 9, 1996 to assist in the financing of the vessel Gyda. The interest rate is a variable rate based on LIBOR and a margin of ..5625% until June 1997, and .6875 thereafter. This loan is jointly and severally guaranteed by us and our subsidiary, Skagerak Tankers Limited, in respect of the original guarantee by Den Danske Bank International S.A. in favor of the lender. In addition, Skagerak Tankers Limited issued a first priority mortgage on the vessel Gyda in favor of Den Danske Bank International S.A. covering the counterguarantee liability. The loan is due to be repaid in 2004.

        Eastern Light Shipping Limited entered into a $16.08 million debt instrument with Danske Bank A/S on November 17, 1995 to assist in the financing of the vessel Torm Pacific. The interest rate is a variable rate based on LIBOR and a margin of .75%. This loan is jointly and severally guaranteed by us and our subsidiary, Eastern Light Shipping Limited, in favor of the lender. In addition, Eastern Light Shipping Limited, at or about payment of the fourth advance of the loan, issued a first priority mortgage on the vessel Torm Pacific in favor of Den Danske Bank, Hong Kong Branch covering the total amount of the loan. The loan is due to be repaid in 2007.

        Southern Light Shipping Limited entered into a $16.08 million debt instrument with Danske Bank A/S on November 17, 1995 to assist in the financing of the vessel Torm Arawa. The interest rate is a variable rate based on LIBOR and a margin of .75%. This loan is jointly and severally guaranteed by us, Torm Asia Limited, and our subsidiary, Southern Light Shipping Limited, in favor of the lender. In addition, Southern Light Shipping Limited, at or about payment of the fourth advance of the loan, issued a first priority mortgage on the vessel Torm Arawa in favor of Danske Bank, Copenhagen covering the total amount of the loan. The loan is due to be repaid in 2007.

        Caseros Shipping Limited entered into a $22.0 million debt instrument with Chrisiania Bank og Kreditkasse on June 19, 1994 to assist in the financing of the vessel Torm Asia. The interest rate is a variable rate based on the prime rate in the Singapore interbank eurocurrency market and a margin of 1.25%. This loan is guaranteed by us and Wah Kwong Shipping Holdings Ltd. in favor of the lender. In addition, Caseros Shipping Limited executed a first preferred Liberian mortgage over the vessel Torm Asia as well as a collateral deed of assignment of the Earnings and the Insurances of the vessel. The loan is due to be repaid in 2004.

        Hermia Shipping Corporation entered into two separate loan agreements totaling $28.2 million with Danske Bank A/S to finance the purchase of the vessel Torm Helene. The first agreement, dated June 14, 1996, has a variable interest rate of LIBOR and a margin of .75%. The second agreement, dated August 29, 2001, has a variable interest rate of LIBOR and a margin of .75%. These loans are jointly and severally guaranteed by us and our subsidiary, Hermia Shipping Corporation, in favor of the lender. In addition, Hermia Shipping Corporation and Rederiaktiebolaget Gotland issued a first priority mortgage on the vessel Torm Helene in favor of Den Danske Bank International S.A., Luxembourg covering the counterguarantee liability. These loan are due to be repaid in 2007.

        Hilde Shipping Corp. entered into a $5.985 million debt instrument with Danske Bank A/S on July 3, 2000 to assist in the financing of the vessel Kirsten. The interest rate is a variable rate based on LIBOR and a margin of 1%. We have issued a guarantee in respect of this loan in favor of Danske Bank Aktieselskab and remain primarily liable as guarantor. In addition, Hilde Shipping Corp. issued a first priority ship mortgage and a Deed of Covenants in respect of Kirsten. The loan is due to be repaid in 2007.

        Estrid Shipping Corporation entered into a $22.3 million loan agreement with Danish Shipfinance on November 6, 2001 to assist in the financing of the vessel Torm Mary. The interest rate is a variable rate based upon LIBOR and a margin of .7%. We have issued a guarantee in respect of this loan in favor of the lender. The loan is due to be repaid in 2012.

        Ragnhild Shipping Corporation entered into a $22.3 million loan agreement with Danish Shipfinance on November 6, 2001 to assist in the financing of a 45,800 dwt product tanker currently under construction. The interest rate is a variable rate based upon LIBOR and a margin of .7%. We have issued a guarantee in respect of this loan in favor of the lender. The loan is due to be repaid in 2012.

NEWBUILDING CONTRACTS

        We have entered into six contracts with Daedong Shipbuilding Co., Ltd., each for the construction of a 45,000 dwt product tanker. Two of the contracts were executed on August 25, 2000 at a price of $26.7 million per vessel. Two of the contracts were executed on November 3, 2000 at a price of $27.0 million per vessel. The final two contracts were executed on March 2, 2001. The contracts are substantially similar, and provide for stage payments of 20% in advance, 20% during construction, and 60% at delivery. The tankers are to be delivered at the end of May, June, November and December 2002 and February 2003.

        We have also entered into two contracts with Samho Heavy Industries Co., Ltd., each for the construction of a 99,000 dwt product tanker. These contracts were executed on November 24, 2000. The contracts provide for stage payments of 10% in advance, 10% following the execution of the contract, 20% during construction, and 60% upon delivery of the vessel. The tankers are set to be delivered at the end of November and December 2003.

         We have also entered into two contracts with Hyundai Heavy Industries Co., Ltd., each for the construction of a 75,000 dwt product tanker. These contracts were executed on May 23 and May 31, 2002. The contracts provide for stage payments of 10% in advance, 10% following execution of the contract, 20% during construction, and 60% upon delivery of the vessel. The tankers are set to be delivered at the end of January and July 2004.

        On the five remaining STX vessels and the two Samho vessels we have already paid between 20% and 40% of the purchase price for each of the vessels as required by the shipbuilding contracts. On the two Hyundai vessels we have paid 10% of the purchase price for each of the vessels as required by the shipbuilding contracts. We have reached agreements with Danish Shipfinance to finance the remaining 80% for one of the vessels and are in the process of finalizing the documentation for the loans on the STX and Samho vessels. The terms of the remaining loans are expected to be similar to the two loans with Danish Shipfinance.

D.  Exchange controls.

        Under Danish law, dividends paid in respect of shares are subject to Danish withholding tax at the rate of 28%. This tax applies to both Danish residents and non-residents.

E.  Taxation.

        The following discussion is a summary of the material Danish and U.S. federal income tax considerations relevant to an investment decision by a U.S. Holder and a Non-U.S. Holder, as defined below, in our American Depositary Shares, or ADSs, as evidenced by American Depositary Receipts, or ADRs. This discussion does not purport to deal with the tax consequences of owning ADSs to all categories of investors, some of which, such as dealers in securities and investors whose functional currency is not the U.S. dollar, may be subject to special rules. You should consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of ADSs.

DANISH TAX CONSIDERATIONS

        Under Danish law, dividends paid in respect of shares are subject to Danish withholding tax at the rate of 28%, without regard to the residency of the shareholders. Non-residents of Denmark do not have to pay additional Danish income tax on the dividends, unless their shares are held in connection with a trade or business conducted from a permanent establishment in Denmark.

        Non-resident shareholders may be eligible for a refund of part of the withholding tax where the shareholders are entitled to, and comply with procedures for claiming benefits under an income tax convention. Eligible shareholders who comply with certain certification procedures may claim a refund from the Danish tax authorities, which will reduce the effective withholding tax rate, normally to 15%. The claim for a refund must be certified by the holder's local tax authorities on forms prepared by the Danish tax authorities which are then submitted to the Danish tax authorities.

        No withholding tax is levied on dividends paid to a corporation which holds at least 25% of a company's shares, provided that the shareholder company (i) has held those shares for a minimum of one year during the time in which the dividends were paid and (ii) is a resident in another EU country or in a country with which Denmark has entered into a taxation treaty which eliminates or reduces the withholding tax on dividends.

        Under the current income tax convention between Denmark and the United States, dividends on shares beneficially-owned by U.S. holders who are eligible for treaty benefits are subject to an effective Danish withholding tax at the rate of 15%. The withholding tax rate is reduced to 5% if the beneficial owner of the dividends is a U.S. company which holds directly at least 10% of the share capital of the company paying the dividends.

        Denmark has entered into tax conventions reducing the withholding tax to the applicable convention rate for individual residents of the United States, Canada, Germany, Belgium, Luxembourg, Norway, Sweden, Ireland, Switzerland, Greece and the UK. The regime does not entitle the investor to a lower withholding tax rate than the rate applicable according to the double taxation treaty, but reduces the withholding tax rate from the normal rate of 28% to the withholding tax rate that applies according to the relevant double taxation treaty.

        In order to receive benefits under the regime mentioned in the preceding paragraph, a US investor must deposit his shares with a Danish bank. An agreement on the deposit of shares must be made with the Danish bank in question.

        Further, the US investor must obtain a certificate of residential address and tax liability from the tax authorities in the US and file it with the Danish account holding bank through which the US investor holds his shares.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

        In the opinion of Seward & Kissel LLP, our U.S. counsel, the following are the material U.S. federal income tax consequences to us and to U.S. Holders and Non-U.S. Holders, as defined below, regarding our ADSs. The following discussion of U.S. federal income tax matters is based on the Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all as they exist on the date hereof and all of which are subject to change, possibly with retroactive effect. In addition, the discussion is based, in part, on the description of our business as described above and assumes that we conduct our business as described in that section.

        References in the following discussion to "we", "us" and "our" are to A/S Dampskibsselskabet Torm ("Torm") and its subsidiaries on a consolidated basis. For purposes of the discussion below, the U.S. Holders and Non-U.S. Holders of ADSs generally will be treated as the owners of the common stock of Torm represented by the ADSs.

United States Taxation Of Our Company

        We anticipate that substantially all of our gross income will be derived from the use and operation of vessels in international commerce and that this income will principally consist of freights from the transportation of cargoes, hire or lease from bareboat, time or voyage charters and the performance of services directly related thereto (collectively, "shipping income"). Unless exempt from U.S. taxation under Section 883 of the Code or under Article 8 of the United States-Denmark Income Tax Treaty, we will be subject to U.S. federal income taxation, in the manner discussed below, to the extent our shipping income is considered for U.S. federal income tax purposes to be derived from sources within the United States.

        Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered for such tax purposes to be 50% derived from sources within the United States. Shipping income attributable to transportation that both begins and ends in the United States will be considered to be 100% derived from sources within the United States. We do not engage in transportation that gives rise to 100% U.S. source income.

        Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any U.S. federal income tax.

Code Section 883 Exemption

        Torm and each subsidiary that derives U.S. source shipping income will qualify for exemption from U.S. federal income tax under Section 883 in respect of such shipping income if, in relevant part:

        o Torm and each subsidiary is organized in a qualified foreign country ("qualified foreign country") which is one that grants an equivalent exemption from tax to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883 (the "country of organization requirement"); and

        o more than 50% of the value of the stock of Torm and each subsidiary is treated as owned, directly or indirectly, by individuals who are "residents" of qualified foreign countries (the "ownership requirement").

        Since the U.S. Treasury Department has recognized Denmark, the country of incorporation of Torm, and each of the countries of incorporation of Torm's subsidiaries as a qualified foreign country in respect of the shipping income for which exemption is being claimed under Section 883, Torm and each subsidiary satisfies the country of organization requirement.

        In respect of the ownership requirement, Section 883 provides a special publicly-traded rule applicable to both Torm and its subsidiaries. In the case of Torm, it will be exempted from having to satisfy the ownership requirement if its stock is considered to be "primarily and regularly traded on an established securities market" located in its country of organization, Denmark, in another qualified foreign country or in the United States (the "publicly-traded test"). Furthermore, if Torm satisfies the publicly-traded test, the stock of Torm's subsidiaries will be deemed to be owned by individual residents of Denmark and each of the subsidiaries will satisfy the ownership requirement.

        Proposed regulations (the "proposed regulations") interpreting
Section 883 were promulgated by the U.S. Treasury Department on February 8, 2000. These regulations will apply to taxable years ending thirty days or more after the date the regulations are published as final regulations in the Federal Register. At this time, it is unclear when the proposed regulations will be finalized and whether they will be finalized in their present form.

        The proposed regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares that are traded during any taxable year on that market exceeds the number of shares traded during that year on any other established securities market.

        At present, the sole class of Torm's stock that is issued and outstanding is its common stock, which is listed on the Copenhagen Stock Exchange, an established securities market in Denmark. Torm's common stock as represented by its ADSs (each representing one share of common stock) is also listed on the Nasdaq National Market (NASDAQ), which is an established securities market in the United States. However, since the Torm's common stock as represented by ADSs began trading on the NASDAQ on April 17, 2002, the trading activity has represented less than 1% of the common shares traded on the Copenhagen Stock Exchange. For the foreseeable future, Torm has no reason to expect that more common shares will not continue to be traded on the Copenhagen Stock Exchange than on the NASDAQ and therefore, the analysis below proceeds on the premise that its common shares are "primarily traded" on the Copenhagen Stock Exchange.

        The proposed regulations further provide that stock will be considered to be "regularly traded" on a securities market if:

        o stock representing 80% or more of the issuer's outstanding shares, by voting power and value, is listed on such market (the "80% listing threshold");

        o stock is traded on such market, other than in de minimis quantities, on at least 60 days during the taxable year (the "trading frequency threshold"); and

        o the aggregate number of shares of stock traded on such market is at least 10% of the average number of shares outstanding during such year (the "trading volume threshold").

        Torm currently satisfies the 80% listing threshold in respect of the Copenhagen Stock Exchange.

        Torm's stock is currently traded with such frequency and volume on the Copenhagen Stock Exchange that it satisfies the trading frequency and trading volume thresholds. Torm has no reason to believe that this will not continue to be the case notwithstanding the ADS listing on the NASDAQ.

        Notwithstanding the foregoing, the proposed regulations provide, in pertinent part, that stock will not be considered to be regularly traded on an established securities market for any taxable year in which 50% or more of the outstanding shares of such stock are owned, within the meaning of the regulations, on any day during such taxable year by persons who each own 5% or more of the value of the outstanding shares of such stock (the "5% override rule"). Based on its existing shareholdings, Torm would not be subject to the 5% override rule but no assurance can be given that Torm would not be subject to the 5% override rule in the future if the proposed regulations were finalized in their present form. If Torm were denied the benefit of the special publicly-traded rule, we believe that Torm's ability to satisfy the ownership requirement in accordance with the proposed regulations as currently drafted could prove to be problematic.

        Until final regulations interpreting Section 883 are promulgated and come into force, however, we intend to take the position that Torm satisfies the publicly-traded test and as such, we and our subsidiaries are entitled to exemption from U.S. federal income tax under Section 883 in respect of our U.S. source shipping income.

The United States-Denmark Income Tax Treaty Exemption

        Without regard to Section 883, we believe that Torm and its Danish subsidiaries also qualify for exemption from U.S. federal income tax under
Article 8 of the United States-Denmark Income Tax Treaty (the "Treaty").

        Article 8 exempts from U.S. federal income tax the profits of a Danish corporation derived from the operation of ships in international traffic. As defined, profits from the "operation of ships" include profits derived from (i) time or voyage charters, (ii) the inland transport of property within the United States undertaken as part of international traffic, (iii) bareboat charters if the lessee operates the vessel in international traffic and (iv) the use, maintenance or rental of containers used in international traffic. All of the U.S. source shipping income of Torm and its subsidiaries falls within the scope of the exemption provided by
Article 8.

        The Treaty conditions the eligibility of Torm and its Danish subsidiaries to claim exemption under Article 8 upon Torm and its subsidiaries satisfying one or more of the "treaty shopping" provisions of
Article 22 (Limitation Of Benefits) of the Treaty which includes, inter alia, a special publicly-traded rule.

        The publicly-traded rule provides that a Danish corporation such as Torm, as well as its wholly-owned Danish subsidiaries, will be entitled to the benefits of the Treaty if all of Torm's shares in the class or classes of stock representing more than 50 percent of the vote and value of its stock (the "50% vote/value test") are listed on a "recognized stock exchange" and are "substantially and regularly traded" on one or more recognized stock exchanges (the "substantially and regularly traded test"). The term "recognized stock exchange" includes the Copenhagen Stock Exchange and the NASDAQ. The shares in a class of stock are considered to be "substantially and regularly traded" if (i) trades in such class are effected on one or more recognized stock exchanges other than in de minimis quantities during every quarter, and (ii) the aggregate number of shares of that class traded during the previous taxable year is at least six percent of the average number of shares outstanding in that class during that taxable year.

        Torm's common stock is currently listed on a recognized stock exchange within the meaning of the Treaty (the Copenhagen Stock Exchange).. Since the common stock is Torm's sole class of stock, the 50% vote/value test is satisfied. Based on their recent trading history on the Copenhagen Stock Exchange over the past two years, the common shares of Torm also satisfy the substantially and regularly traded test of the Treaty. Although we cannot give any assurances, we have every expectation that the trading volume and trading frequency of Torm's common shares on the Copenhagen Stock Exchange will continue to match or exceed the recent trading history of Torm's common shares on the Copenhagen Stock Exchange.

Taxation in Absence of Internal Revenue Code Section 883 Exemption or Treaty Exemption

        4% Gross Basis Tax Regime. To the extent the benefits of Section 883 or the Treaty are unavailable, the U.S. source shipping income of Torm and its subsidiaries which is not considered to be "effectively connected" with the conduct of a U.S. trade or business as discussed below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without benefit of deductions. As discussed above, we expect that substantially less than half of the shipping income of Torm and its subsidiaries will involve the transportation of cargoes to or from United States ports. In no event would the maximum effective rate of U.S. federal income tax on such shipping income exceed 2%.

        Net Basis and Branch Tax Regime. To the extent the benefits of the
Section 883 exemption or the Treaty are unavailable and the U.S. source shipping income of Torm and its subsidiaries is considered to be "effectively connected" with the conduct of a U.S. trade or business, as discussed below, any such "effectively connected" U.S. source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at graduated rates of up to 35%. In addition, Torm and its subsidiaries may be subject to the 30% "branch-level" taxes (or such lesser tax as provided by an applicable income tax treaty) on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of their U.S. trade or business.

        The U.S. source shipping income of Torm or any subsidiary will be considered "effectively connected" with the conduct of a U.S. trade or business only if:

        o Torm or such subsidiary has, or is considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

        o substantially all of the U.S. source shipping income of Torm or such subsidiary is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

        We do not intend to have, or permit circumstances that would result in having, substantially all of the U.S. source shipping income of Torm or its subsidiaries attributable to regularly scheduled transportation. Based on the foregoing and on the expected mode of our shipping operations, we believe that none of the U.S. source shipping income of Torm or any subsidiary will be "effectively connected" with the conduct of a U.S. trade or business.

        Gain on Sale of Vessels. To the extent any of our vessels makes more than an occasional voyage to U.S. ports, Torm or its subsidiaries may be considered for United States federal income tax purposes to be engaged in the conduct of a United States trade or business. As a result, except to the extent the gain on the sale of a vessel is incidental to the Shipping Income of Torm or its subsidiaries that is exempt under either Section 883 or the Treaty, any U.S. source gain derived by Torm or its subsidiaries on the sale of a vessel may be partly or wholly subject to United States federal income tax as "effectively connected" income (determined under rules different from those discussed above) under the net basis and branch tax regime described above. However, we intend to structure sales of our vessels in such a manner, including effecting the sale and delivery of vessels outside of the United States, as to not give rise to U.S. source gain.

Taxation of U.S. Holders

        As used herein, the term "U.S. Holder" means a beneficial owner of an ADS that (i) is a U.S. citizen or resident, a United States corporation or other United States entity taxable as a corporation, an estate, the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust and (ii) owns the ADSs as a capital asset, generally, for investment purposes.

        If a partnership holds our ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our ADSs, you should consult your own tax advisor on this issue.

    Distributions

        Any distributions made by the ADS depositary agent, or depositary, with respect to our ADSs to a U.S. Holder will generally constitute dividends, taxable as ordinary income, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder's tax basis in his ADSs on a dollar for dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to the underlying common stock of each ADS will generally be treated as "passive income" or, in the case of certain types of U.S. Holders, "financial services income", for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

    Sale, Exchange or other Disposition of ADSs

        A U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our ADSs in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in the ADSs. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

U.S. Taxation of "Non-U.S. holders"

        A beneficial owner of an ADS that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder."

    Distributions

        Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our common stock, unless the dividends are effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States or if the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to those dividends, that income is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

    Sale, Exchange or Other Disposition of ADSs

        Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our ADSs unless: (i) the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States or where the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or (ii) the non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

        If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the ADSs, including dividends on the underlying common stock and the gain from the sale, exchange or other disposition of such stock that is effectively connected with the conduct of that trade or business, will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

    Backup Withholding and Information Reporting

        In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements and "backup withholding" tax if you are a non-corporate U.S. Holder and you:

        o   fail to provide an accurate taxpayer identification number;

        o are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

        o in certain circumstances, fail to comply with applicable certification requirements.

        Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN.

        If you sell your ADSs to or through a U.S. office or broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your ADSs through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your ADSs through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States.

        You generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the U.S. Internal Revenue Service.

        Danish Tonnage Taxation Scheme

        On April 17, 2002 the Danish Parliament passed a bill regarding tonnage taxation. The legislation was implemented with retroactive date effective from January 1, 2002.

        Torm has decided to join the Danish tonnage tax system from 2001. The election is binding for a ten-year period and, accordingly, Torm will be covered by the tonnage tax system until 2010.

        Taxable income under the tonnage tax system is calculated using the fixed rates per 100 net tons per day for the vessels. When calculating taxable income according to the tonnage tax system, no deductions or depreciation charges are allowed. Taxable income under the tonnage tax system is taxed with the normal corporate tax rate (presently 30%). An initial estimate of the Danish tonnage tax for Torm for 2001 amounts to DKK
3 million.

        Complex rules apply in relation to the taxation of gain on sale of vessels and recapture of depreciation on such vessels made prior to entering into the tonnage taxation scheme. Generally, recaptured depreciation made prior to entering into the tonnage taxation scheme will be taxed in accordance with the normal tax legislation at a 30% tax rate. However, such taxation may be deferred if new vessels are contracted within certain time limits. In view of the Torm's significant projected investments program, it is the opinion of management that the deferred tax liability recorded as of December 31, 2001 according to Danish GAAP can be reversed in the second quarter of 2002.


F.  Dividends and paying agents.

        Not Applicable


G.  Statement by experts.

        Not Applicable

H.  Documents on display.

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the SEC. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, documents referred to in this annual report may be inspected at our headquarters at Marina Park, 10 Sundkrogsgade, DK-2100 Copenhagen 0, Denmark.



ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         We are exposed to market risk from foreign currency fluctuations, changes in interest rates and changes in the prices of fuel oil. We enter into financial instruments to manage these risks, but do not use financial instruments for trading or speculative purposes. The sensitivity analyses presented do not consider the effects that such adverse change may have on overall economic activity, nor do they consider additional actions management may take to mitigate its exposure to such changes. Actual results may differ.

Foreign Exchange Rate Risk

        Our operations are primarily denominated in US dollars while our reporting currency is the Danish Kroner. Virtually all of our revenues and most of our operating costs are denominated in U.S. dollars. A hypothetical 1% weakening of the U.S. dollar would have resulted in a decrease in earnings from shipping activities of DKK 7 million for the year ended December 31, 2001. We have DKK 1,432 of outstanding indebtedness at December 31, 2001 that is repayable in U.S. dollars. A hypothetical 1% uniform weakening of the U.S. dollar would have resulted in a translation adjustment of DKK 10 million recorded in shareholders' equity. Such a change in exchange rates would not have impacted our cash flows. We maintain the necessary U.S. dollar balances to repay our outstanding U.S. dollar obligations and these borrowings are directly related to U.S. dollar based assets.

        In order to manage this risk, we enter into forward contracts and cross currency contracts. As of December 31, 2001, we had the following financial instruments in place:


Cross Currency Contracts     Actual Value           Date of Maturity     Fair Value

USD 8 million                DKK 57.7 million       June 2004            DKK (9.7 million)
USD 10 million               DKK 72.2 million       June 2004            DKK (12.0 million)
USD 5 million                DKK 36.4 million       July 2004            DKK (5.7 million)
USD 7 million                DKK 51.8 million       December 2004        DKK (7.1 million)
USD 5 million                DKK 37.0 million       December 2004        DKK (5.1 million)
USD 5 million                DKK 37.0 million       January 2005         DKK (4.3 million)

Forward Currency Contracts

USD 5 million                                       April 2002           DKK 2.0 million
USD 5 million                                       April 2002           DKK (0.4 million)
USD 5 million                                       April 2002           DKK 0.2 million
USD 5 million                                       July 2002            DKK 1.4 million


Interest Rate Risk

        As of December 31, 2001, all of our debt has variable interest rates based on LIBOR plus a margin

        We use interest rate swaps to manage the impact of interest rate changes on earnings and cash flows. We typically arrange the swaps with a two or three year profile preferably at times when satisfactorily fixed interest levels can be achieved. These interest rate swaps are purchased to correspond to the profile of a single loan agreement. The differential to be paid or received under these swap agreements is accrued as interest rates change and is recognized as an adjustment to interest expense.

        As of December 31, 2001, we were committed to a series of interest rate swap agreements whereby 75% of our total floating rate debt was swapped with fixed rate obligations having an average remaining term of 1.7 years, expiring between 2002 and 2004. These arrangements effectively change our interest rate exposure on the hedged debt from a floating LIBOR rate to an average fixed rate of 4.1%. If market interest rates were to decrease approximately 1% the interest rate swap agreements in place at the end of the year would require us to pay DKK 6 million of interest in excess of market rates. Conversely, if market interest rates were to increase by 1%, the swap agreements would enable us to pay DKK 6 million less in interest payment compared to market rates. The fair value of these interest rate swaps at December 31, 2001 was DKK (9.7 million).

        An increase in interest rates of 1% on the remaining variable rate debt would result in DKK 6 million of additional interest expense for the year ended December 31, 2001. The effect of varying interest rates in 2001 will be impacted by the amount of interest rate swaps that we enter into during 2002. We assess each debt instrument, the level of debt to fix and the timing of entering into such agreements based on the market conditions.

        Additionally, as of December 31, 2001, we have investments in certain fixed interest rate bonds with a carrying amount of DKK 570 million. The fair values of these investments could be negatively impacted by increases in interest rates. If the average interest rate for 2002 is 1% greater than the rate as of December 31, 2001, the fair values of these investments would decrease by DKK22.8 million.

Fuel Price Risk

        Our results of operations could be negatively impacted by increases in the price of fuel oil. To hedge our exposure to this risk, we enter into fuel price swap agreements, which effectively fix the price to be paid for a portion of our fuel requirements for a specified period of time, usually one year or less. During 2001, we fixed the price on 9% of our fuel usage through the usage of these instruments. A hypothetical 1% increase in the December 31, 2001 cost per metric ton of fuel oil would result in an increase in fuel expense of DKK 2.2 million, net of fuel hedge instruments outstanding at December 31, 2001, for the year ending December 31, 2001, based on projected fuel usage. As of December 31, 2001, we have hedged approximately 7% of our 2002 fuel requirements. As of December 31, 2001 the fair value of these contracts were DKK (1.9 million).

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not Applicable.

ITEM 13.    DIVIDEND ARREARAGES AND DELINQUENCIES

        Neither we nor any of our subsidiaries have been subject to a material default in the payment of principal, interest, a sinking fund or purchase fund installment or any other material default that was not cured within 30 days. In addition, the payment of our dividends are not, and have not been in arrears or have not been subject to a material delinquency that was not cured within 30 days.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not Applicable.

ITEM 15.   RESERVED.

ITEM 16.   RESERVED.

ITEM 17.   FINANCIAL STATEMENTS

        We specifically incorporate by reference in response to this item the report of the independent auditors, the consolidated audited financial statements and the accompanying notes, appearing on pages F-1 through F-34.

ITEM 18.   FINANCIAL STATEMENTS.

        Not Applicable.

                            TORM AND SUBSIDIARIES
                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



Report of Independent Auditors...........................................F-2
Consolidated Statements of Operations for the years ended
    December 31, 1999, 2000 and 2001 ....................................F-3
Consolidated Balance Sheets as of December 31, 2000 and 2001.............F-4
Consolidated Statements of Total Gains and Losses for the years ended
    December 31, 1999, 2000 and 2001 ....................................F-6
Consolidated Statements of Cash Flow for the years ended
    December 31, 1999, 2000 and 2001.....................................F-7
Notes to Consolidated Financial Statements...............................F-8
Schedule II:  Valuation and Qualifying Accounts..........................F-34

                        Report of Independent Auditors

The Board of Directors and Shareholders
Aktieselskabet Dampskibsselskabet TORM

        We have audited the accompanying consolidated balance sheets of Aktieselskabet Dampskibsselskabet TORM and its subsidiaries as of December 31, 2000 and 2001, and the consolidated statements of operations, total gains and losses and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aktieselskabet Dampskibsselskabet TORM and its subsidiaries as of December 31, 2000 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in accordance with the accounting provisions of Danish legislation applied on a consistent basis after giving retroactive effect to the change in accounting for income taxes, accounting for depreciation of tangible assets and accounting for the provision for repairs as described in Note 1.

        Accounting practices used by the company in preparing the accompanying financial statements are in conformity with the accounting provisions of Danish legislation, which differ in certain respects with accounting principles generally accepted in the United States. A description of these differences and a reconciliation of consolidated profit and loss and consolidated capital and reserves to accounting principles generally accepted in the United States is set forth in Note 19.

        Our audits were made for the purpose of forming an opinion on the basic financial statements taken as whole. The schedule listed in the index of financial statements is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Copenhagen,
March 20, 2002 except Note 19, as to which the date is June 21, 2002

                            TORM AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                     For The Years Ended December 31, 1999, 2000 and 2001
                       (Expressed in thousands of DKK)


                                                Note     1999          2000          2001
                                                      ----------    ----------       ----


Net turnover                                       2   1,436,569     2,162,296     2,581,436
Operating costs                                  2,3  (1,287,731)   (1,617,826)   (1,861,995)
                                                     ------------------------------------------
Net earnings from shipping activities                    148,838       544,470       719,441

Profit on sale of vessels                                      -       153,600        85,104
Administrative expenses                          3,4     (70,136)      (84,418)     (133,641)
Other operating income                                    29,913        45,305        60,197
                                                     ------------------------------------------
Profit/(loss) before depreciation                        108,615       658,957       731,101

Depreciation                                       6    (158,914)     (176,720)     (117,107)
                                                     ------------------------------------------
Profit/(loss) before financial items                     (50,299)      482,237       613,994

Financial items                                    7     (87,322)     (143,399)      (76,845)
                                                     ------------------------------------------
Profit/(loss) before tax and                            (137,621)      338,838       537,149
extraordinary items

Tax on profit on ordinary activities               8      55,478       (92,907)     (161,145)
                                                     ------------------------------------------
Profit/(loss) for the year                               (82,143)      245,931       376,004
                                                         ========      =======       =======


          The accompanying notes are an integral part of these financial statements.

                            TORM AND SUBSIDIARIES
                         CONSOLIDATED balance sheets
                       As of December 31, 2000 and 2001
                       (Expressed in thousands of DKK)

                                           Note          2000               2001
                                                      ----------            ----
ASSETS
FIXED ASSETS
Intangible fixed assets
Conversion of chartered vessels               6            7,842           7,161

                                                  --------------  --------------
Tangible fixed assets
Land and buildings                                         1,963           1,920
Vessels                                      15        1,744,486       1,481,590
Prepayment on vessels under construction                 162,969         442,539
Other plant and operating equipment                       15,366          27,291
                                                  --------------  --------------
                                              6        1,924,784       1,953,340
                                                  --------------  --------------
Long-term financial assets
Own shares                                    9                -          40,061
Other investments                             5           28,117          37,700
                                                  --------------  --------------
                                                          28,117          77,761
                                                  --------------  --------------
Total fixed assets                                     1,960,743       2,038,262
                                                  --------------  --------------
CURRENT ASSETS
Inventory
Stocks of bunkers                                         37,318          33,789
                                                  --------------  --------------
Receivables
Outstanding freight and other                            340,296         387,014
Other receivables                                        159,708          51,099
Accrued payments                                          24,745          21,300
                                                  --------------  --------------
                                                         524,749         459,413
                                                  --------------  --------------
Securities
Bonds                                        15          487,595         570,783
                                                  --------------  --------------
Cash at bank and in hand                     15          238,826         256,470
                                                  --------------  --------------
Total current assets                                   1,288,488       1,320,455
                                                  --------------  --------------
Total assets                                           3,249,231       3,358,717
                                                  --------------  --------------

          The accompanying notes are an integral part of these financial statements.

                            TORM AND SUBSIDIARIES
                   CONSOLIDATED balance sheets (continued)
                       As of December 31, 2000 and 2001
                       (Expressed in thousands of DKK)

                                                       Note         2000              2001
                                                                 ----------           ----
LIABILITIES
SHAREHOLDERS' EQUITY
Called up share capital                                  10         182,000        182,000
Restricted equity                                                    27,795         22,128
Reserve for own shares                                                    -         40,061
Retained Profit                                                     869,235      1,148,108
                                                             --------------   ------------

Total capital and reserves                               11       1,079,030      1,392,297
                                                             --------------   ------------

PROVISIONS
Deferred taxation                                         8         239,677        400,679
Provision for vessels on bareboat charters               12          33,911         33,911

                                                             --------------   ------------
Total provisions                                                    273,588        434,590
                                                             --------------   ------------
LIABILITIES
Long-term liabilities
Mortgage debt and bank loans                         13, 15       1,215,433        939,699
                                                             --------------   ------------

Current liabilities
Next year's installments on mortgage debt and        13, 15         192,345        182,626
bank loans
Trade payables                                                      178,946        237,094
Other liabilities                                        14         273,489         99,611
Proposed dividend for the year                                       36,400         72,800
                                                             --------------   ------------
                                                                    681,180        592,131
                                                             --------------   ------------
Total liabilities                                                 1,896,613      1,531,830
                                                             --------------   ------------
Total liabilities, capital and reserves                           3,249,231      3,358,717
                                                             --------------   ------------

Collateral security                                      15
Guarantees and contingent liabilities                    16
Currency, interest rate and credit risks                 17
Related party transactions                               18
Restatement to United States Generally Accepted
     Accounting Principles  (US GAAP)                    19

          The accompanying notes are an integral part of these financial statements.

                            TORM AND SUBSIDIARIES
              CONSOLIDATED statements of TOTAL gains and losses
             For The Years Ended December 31, 1999, 2000 and 2001
                       (Expressed in thousands of DKK)


                                                     1999           2000          2001
                                                  ----------     ----------       ----

Profit (loss)                                       (82,143)       245,931        376,004

Unrealized gains (losses) on investments             (2,700)             -              -

Foreign currency translation                         11,500          1,500         10,000
                                                -------------- --------------  --------------

Total gains and losses                              (73,343)       247,431        386,004
                                                -------------- --------------  --------------

          The accompanying notes are an integral part of these financial statements.

                            TORM AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOW
             For The Years Ended December 31, 1999, 2000 and 2001
                       (Expressed in thousands of DKK)
                                                                    1999       2000      2001
                                                                 ---------- ----------   ----
CASH FLOW FROM OPERATING ACTIVITIES
Profit/(loss) for the year                                        (82,143)   245,930   376,004
Adjustments:
Depreciation and write-downs                                      158,914    176,720   117,107
Income Taxes                                                      (55,478)    92,907   161,145
Other non-cash movements                                           25,632    (29,888)   20,046
                                                                 --------------------------------
                                                                   46,925    485,669   674,302
Change in current assets and liabilities                          (10,549)   (88,431)  (46,222)
                                                                 --------------------------------
Net cash inflow from operating activities                          36,376    397,238   628,080
                                                                 --------------------------------
CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets                              (524,847)  (345,589) (553,723)
Investment in intangible fixed assets                              (2,034)    (5,351)        -
Investment in equity interests and securities                         (50)         -   (66,626)
Sale of tangible fixed assets                                       4,338    954,071   607,635
   including profit on sale of vessels (included in operating           -   (153,600)  (85,104)
activities)
Sale of long-term financial assets                                    123        111         -
                                                                 --------------------------------
Net cash inflow/(outflow) from investing activities              (522,470)   449,642   (97,818)
                                                                 --------------------------------
CASH FLOW FROM FINANCING
Borrowing, mortgage debt                                          508,356    131,855   164,825
Repayment/redemption, mortgage debt                              (153,895)  (827,456) (552,201)
Increase/(decrease) in bank debt                                   19,048    (18,654)     (340)
Dividends paid                                                    (10,920)         -   (36,400)
                                                                 --------------------------------
Net cash inflow(outflow) from financing                           362,589   (714,255) (424,116)
                                                                 --------------------------------
Net cash inflow(outflow) from operating,
Investing and financing activities                               (123,505)   132,625   106,146
Value adjustment of bonds                                         (10,393)   (10,520)    2,603
Cash and cash equivalents including bonds, in companies                 -          -    (7,917)
acquired/divested
                                                                 --------------------------------
Increase(decrease) in cash and cash equivalents                  (133,898)   122,105   100,832
                                                                 --------------------------------
Cash, including bonds, at January 1                               738,214    604,316   726,421
                                                                 --------------------------------
Cash, including bonds, at December 31                             604,316    726,421   827,253
Of which used as collateral                                      (246,201)  (206,608) (183,466)
                                                                 --------------------------------
Cash, including bonds, net of collateral, at December 31          358,115    519,813   643,787
                                                                 --------------------------------

          The accompanying notes are an integral part of these financial statements.

                            TORM AND SUBSIDIARIES
                  CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
             For The Years Ended December 31, 1999, 2000 and 2001

NOTE 1 - ACCOUNTING POLICIES

BASIS OF PREPARATION

        The consolidated financial statements have been prepared in accordance with the accounting policies set forth below. These policies comply with the provisions of the Danish Company Accounts Act, which is based on the 4th and the 7th EU Directives. Furthermore, the accounting policies are in accordance with the requirements of the Copenhagen Stock Exchange relating to the presentation of financial statements by listed companies, including the accounting standards issued by the Danish State Authorized Public Accountants.

        The accounting policies are unchanged from last year and have been consistently applied, except for the following changes in accounting policies with effect from January 1, 2001:

        o Implementation of the Danish Accounting Standard No. 14 "Income Taxes", whereby deferred income taxes are no longer based on a lower rate reflecting a discount but instead recorded based on the enacted tax rate expected to be in effect for the expected years of reversal of the temporary differences.

        o Adoption of exposure draft U18 "Provision, Contingent Liabilities and Contingent Assets", whereby provisions for future docking expenses are no longer allowed, and

        o Adoption of exposure draft U23 "Tangible Fixed Assets", whereby the costs (docking costs) of those major components of a vessel, which are replaced or renewed with regular intervals in connection with docking, are treated as separate assets that are depreciated over their estimated separate lives. As a result of this treatment, costs incurred in replacing or renewing the separate assets (docking costs) are capitalized and depreciated over the estimated lives.

        The impact of the above changes in accounting policy as of January 1, 2001 have been reflected through a restatement of all periods presented and a cumulative adjustment to opening shareholders' equity.

        The incremental effect of the restatement in respect of each of the previously reported line items in the income statement is as follows (in DKK million):



                                           Reversal of provision
                                              for repair and
                      Deferred Taxes         capitalization of             Total
                                               docking costs
                  1999    2000    2001     1999    2000     2001    1999    2000    2001
                  ----    ----    ----     ----    ----     ----    ----    ----    ----

Income before     -      -       -        1.5       3.7     10.8    1.5     3.7     10.8
taxes
Income Taxes      27.8   (38.7)  (188.5)  (0.2)    (0.6)   (1.8)    27.6   (39.3)  (190.3)
                  ----   ------  -------  -----    -----   -----    ----   ------  -------
Net income        27.8   (38.7)  (188.5)   1.3      3.1     9.0     29.1   (35.6)  (179.5)
                  ----   ------  -------   ---      ---     ---     ----   ------  -------
Total assets        -      -        -     (8.6)     0.5      2.2    (8.6)  0.5       2.2
Deferred taxes    73.7   112.7   (75.8)    2.9      3.4     5.2     76.6   116.1   (70.6)
Provision for       -      -        -     (37.6)  (27.2)   (41.8)  (37.6)  (27.2)  (41.8)
repair
Shareholder's     (73.2) (112.2)    -      18.0     21.1     -     (55.3)  (91.1)    -
equity


        With effect from July 1, 2001 the estimated useful lifetime for the vessels has been changed from 20 years to 25 years. The change has reduced depreciation by DKK 18 million for the six month period July 1 to December 31, 2001.

Consolidation policies

        The consolidated financial statements comprise the financial statements of Aktieselskabet Dampskibsselskabet TORM (the Parent Company) and its subsidiaries (collectively the Company), i.e. the entities in which the Parent Company, directly or indirectly, holds a majority of the votes or otherwise has a controlling interest.

        Associated companies which are by agreements managed jointly, with one or more other companies (joint ventures) and therefore subject to joint control, are consolidated on a pro rata basis with the proportionate share of the individual items.

        The consolidated financial statements are prepared on the basis of the financial statements of the Parent Company, its subsidiaries and pro rata consolidated companies, by combining items of a uniform nature and eliminating intercompany transactions and balances.

Foreign currencies

        Transactions in foreign currencies are recorded at the exchange rates prevailing at the dates of the transactions with any gain or loss reflected in the profit and loss statement.

        Cash, accounts receivable, trade accounts payable and other liabilities denominated in foreign currencies are translated into DKK at the exchange rates prevailing at the balance sheet date. Currency translation adjustments are reflected in the profit and loss statement.

        The method used to translate the financial statements of a foreign operation from its functional currency of the USD into the reporting currency of the DKK depends on the way in which it is financed and operates in relation to the reporting enterprise.

        The financial statements of foreign subsidiaries and associated companies classified as independent foreign entities are translated into DKK at the average exchange rates during the year for income and expense items and at the exchange rates as at the balance sheet date for assets and liabilities. Adjustments arising from this translation are recorded as a component of shareholders' equity. Adjustments arising from the translation of shareholders' equity at the beginning of the year into DKK at the exchange rate at the balance sheet date are taken to shareholders' equity.

        The profit and loss statements of integrated foreign subsidiaries are translated into DKK at the average exchange rates during the year; however, items derived from non-monetary items, such as depreciation expense, are translated at historical exchange rates. Monetary balance sheet items are translated at the exchange rates as at the balance sheet date and non-monetary items, such as the vessels and related loans, are translated at historical exchange rates at the time of acquisition. Exchange gains and losses arising upon translation of the profit and loss statements and balance sheets of integrated foreign entities are recognized in financial items in the profit and loss statement.

Derivative financial instruments

        Derivative  financial   instruments  entered  into  to  hedge  future
committed or anticipated transactions are not recognized in the balance sheet.

        For fair value hedges, currency translation adjustments are reflected in the profit and loss statement, except for currency translation adjustments arising from the hedging of exposures relating to long-term intercompany receivables in foreign entities. Currency translation adjustments related to such exposure are recorded directly to shareholders' equity net of tax.

        For cash flow hedges, no currency translation adjustments are reflected until the contract expires.

        For interest rate swaps, net interest income or expense under the swap agreements are included in the same line as interest expenses related to the long-term loans, resulting in an effective interest rate consistent with the interest rate swap.

        For fuel price swap agreements, the net settlement under the swap agreement is recorded as operating costs in the same line as bunker fuel costs, when settlement takes place.

Corporation tax

        Tax for the year comprises current tax for the year and the change in deferred tax. Deferred tax is provided under the liability method and covers all temporary differences between the accounting and tax values of assets and liabilities at the balance sheet date. Tax is provided at the enacted statutory tax percentage for the year.

Pension plans

        The Company has defined contribution plans only. Pension costs related to defined contribution plans are recorded in the profit and loss statement in the year to which they relate.

Stock based compensation

        For a stock option plan the difference between the exercise price and the market price of the shares at the date of pricing those shares is recorded as compensation expense and is reflected in administrative expenses in the profit and loss statement. For a stock purchase plan the difference between the option price and the market price of the shares at the date of the grant is recorded as compensation expense and is reflected in administrative expenses in the profit and loss statement.


Lease and rental agreements

        Lease costs and rental costs are recorded in the profit and loss statement as incurred.

Sale and lease back agreements

        Gain on operational sale and lease back agreements of vessels is recognized in the profit and loss statement at the date of the sale.

Swap agreements

        Gain from swap agreements relating to vessels is recognized in the profit and loss statement at the date of the swap transaction, except when the vessels are identical vessels of equivalent age.

Impairment losses

        Impairment losses represent the deduction in the value of vessels by the amount by which the carrying amount of the asset exceeds its recoverable amount. In the event of indication of impairment of value, the carrying amount is assessed and the value of the asset is reduced to its recoverable amount equal to the lower of the current carrying value and its net selling price.

PROFIT AND LOSS STATEMENT

Income recognition

        Net turnover, which comprises gross freight earnings of the vessels, is calculated using the percentage of the voyage completed relative to the total voyage.

Operating costs
        Operating costs, which comprise port calls, bunkers, crew, time charter hire and maintenance etc. are recognized as incurred.

Administrative expenses
        Administrative   expenses  represent   administrative   staff  costs,
management   costs,   office   premises  and  other   expenses   relating  to
administration.

Other operating income

        Other operating income comprises chartering commissions and profits and losses derived from the disposal of other operating equipment.

Financial items

        Financial items comprise interest income and interest expenses, realized and unrealized gains and losses from foreign exchange, short-term investments and certain of the financial instruments and other financial income and expenses.

BALANCE SHEET

Intangible fixed assets

        Improvements of chartered vessels are stated at acquisition cost less accumulated amortization and are amortized on a straight-line basis over the charter period. Leasehold improvements are stated at acquisition cost less accumulated amortization. Leasehold improvements are amortized over the shorter of the term of the lease, with the maximum of five years, and useful economic lifetime.

Tangible fixed assets

        Land is stated at cost.

        Buildings are stated at cost based on the historic exchange rate less accumulated depreciation. Buildings are depreciated on a straight-line basis over fifty years.

         Vessels are stated at cost less accumulated depreciation and accumulated impairment losses. All major components of vessels are depreciated on a straight-line basis based on an anticipated useful life of 25 years. Costs incurred in replacing or renewing the separate assets (docking costs) are capitalized and depreciated on a straight-line basis over the estimated period until the next docking.

        Vessels under construction are stated at cost incurred. The costs of vessels and vessels under construction include interest in the period of construction.

        Operating equipment is stated at cost less accumulated depreciation. Computer equipment is depreciated over three years, while other operating equipment is depreciated on a straight-line basis over five years. Operating equipment with a cost price of less than DKK 25,000 is fully depreciated in the year of acquisition.

Financial fixed assets

        Listed shares are measured at market value at the balance sheet date. Unlisted shares are measured at the lower of cost and estimated market value.

         Realized and unrealized gains and losses resulting from valuation or realization of bonds are reflected as financial items in the profit and loss statement. Any unrealized gains on securities are considered restricted equity and cannot be used for dividends.

        Dividends on securities in other companies are recognized in the year, which they are declared.

Own shares

        The Company uses own shares to hedge its commitments under the share option scheme for management and key employees.

        Investment in own shares is recorded as a financial fixed asset in the balance sheet. The shares are initially measured at cost and then subsequently adjusted to the lower of the market value and the option price.

        An equal amount is allocated from retained earnings to reserve for own shares under shareholders' equity.

Inventories

        Inventories of bunkers are stated at cost determined according to the first-in first-out principle.

Accounts receivables

        Outstanding freight receivables and other receivables, which are of a current nature (expected realized within 12 months from the balance sheet date), are measured at the lower of cost and net realizable value.

Securities

        Bonds are measured at market value at the balance sheet date.

         Realized and unrealized gains and losses resulting from valuation or realization of shares are reflected as financial items in the profit and loss statement. Any unrealized gains on securities are considered restricted equity and cannot be used for dividends.


Mortgage debt and bank loans

        Mortgage debt and bank loans are stated at the historic exchange rates prevailing at the time of the contracting of the new building contract, as these loans are effective hedges of the investments in vessels.

Statements of cash flow

        The statements of cash flow present the Company's cash flows and cash and cash equivalents at the beginning and the end of the year.

        Cash flow from operating activities is presented indirectly and is based on net income for the year adjusted for non-cash operating items, changes in working capital and income tax.

        Cash flow from investing activities comprises the purchase and sale of intangible fixed assets, tangible fixed assets and financial fixed assets, except for profit on sale of vessels, which is included in the cash flow from operating activities.

        Cash flow from financing  activities  comprises  changes in long-term
debt,   bank  loans,   and   acquisition  of  own  shares  and  dividends  to
shareholders.

        Cash and cash equivalents at the end of the financial year comprise cash and cash equivalents. Cash comprises cash in hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to cash and only subject to an insignificant risk of changes in value. Cash equivalents include marketable bonds. Equity instruments are not included.

NOTE 2  - NET EARNINGS FROM SHIPPING ACTIVITIES (in DKKm)

                                    Tankers  Bulkers   Liner  Offshore  Total     Total  Total
DKKm                                                                      2001     2000   1999

Net turnover                        1,325.9   590.1    580.5      84.9  2,581.4 2,162.3  1,436.6
Portcalls, bunkers, etc             (302.5)  (107.1) (392.5)     (6.1)  (808.2) (844.7)  (645.6)
Time charter and bareboat hire      (279.0)  (395.5) (157.4)    (27.5)  (859.4) (540.2)  (412.8)
Technical running costs             (128.4)  (34.7)    (0.8)    (30.5)  (194.4) (232.9)  (289.4)
                                    -------  ------    -----    ------  ------- -------  -------
Net earnings from shipping            616.0    52.8     29.8      20.8   719.4    544.5   148.8
activities                            =====    ====     ====      ====   =====    =====   =====




NOTE 3  - STAFF COSTS (in DKKm)

                                                   For the year
                                              ended December 31
                                                1999     2000      2001
                                                ----     ----      ----
Total staff costs
Staff costs included in operating costs         33.5     33.5      29.5
Staff costs included in administrative          45.0     55.9      80.6
expenses
                                            -------- --------  --------
                                                78.5     89.4     110.1
                                           --------- ------------------
Staff costs comprise the following
Wages and salaries                              70.7     80.0     100.4
Pension costs                                    7.5      8.4       8.5
Other social security costs                      0.3      1.0       1.2
                                            -------- --------  --------
                                                78.5     89.4     110.1
                                           --------- ------------------
Remuneration to the Board of Directors
and salaries to the Management
Board of Directors                               0.7      1.1       0.7
Management                                       1.8      4.4       7.6
                                            -------- --------  --------
                                                 2.5      5.5       8.3
                                           --------- ------------------

-----------------------------------------------------------------------------

Number of employees

        The average number of staff in the financial year was 235. The equivalent number for 1999 and 2000 was 234 and 226 respectively.



NOTE 4 - ADMINISTRATIVE EXPENSES (in DKKm)

                                       For the year  ended  December 31

                                               1999      2000      2001
                                               ----      ----      ----
Parent company                                 66.4      80.0     122.8
Subsidiaries and associated companies           3.7       4.4      10.9
                                           --------  --------  --------
                                               70.1      84.4     133.7
                                          --------- --------- ---------

Remuneration  to the  auditors  appointed      1999      2000      2001
                                               ----      ----      ----
at the annual general meeting
Ernst & Young                                   1.1       1.2 *
                                                                    3.6
Andersen                                        0.2       0.7 *    10.2
                                           --------  --------  --------
                                                1.3       1.9      13.8
                                          --------- --------- ---------

-----------------------------------------------------------------------------
* The primary reason for this increase relates to services received in connection with our offering.



NOTE 5 - FINANCIAL FIXED ASSETS (in DKKm)

                                              2000      2001
Cost:
Balance at January 1                           7.9       7.8
Additions                                        -      15.5
Disposals                                    (0.1)          -
                                          --------   -------
Cost at December 31                            7.8      23.3
                                         --------- ---------
Revaluation:
Balance at January 1                          10.6      20.3
Exchange difference                            9.7         -
Change in market value                         0.0     (3.2)
                                          --------  --------
Revaluation at December 31                    20.3      17.1
                                         --------- ---------

Write downs:
Balance at January 1                             -         -
Write downs for the year                         -     (2.7)
                                          --------   -------
Write downs at December 31                       -     (2.7)
                                         --------- ---------

Book value at December 31                     28.1      37.7
                                         --------- ---------


NOTE 6 - INTANGIBLE AND TANGIBLE FIXED ASSETS (in DKKm)
                                Conversion                     Prepayment     Other
                                   of                          on vessels   plant and
                                chartered Land and               under      operating
                                vessels,  buildings  Vessels  construction  equipment    Total
                                  etc.
Cost:
Balance at January 1, 2001          10.8       6.6   2,548.8        163.0       26.2      2,755.4
Change in accounting policies        -         -        11.7          -          -           11.7
                                --------  --------  --------   --------    --------    --------
Balance at January 1, 2001 as
   restated                         10.8       6.6   2,560.5        163.0       26.2      2,767.1
Exchange rate difference             -         -        (3.5)         -          -           (3.5)
Additions                            1.6       -       284.0        279.5       24.1        589.2
Disposals                           (0.5)      -      (554.9)         -         (7.8)      (563.2)
                                --------  --------  --------  --------     --------    --------
Cost at December 31, 2001           11.9       6.6   2,286.1        442.5       42.5      2,789.6
                                --------  --------  --------  --------     --------    --------
Depreciation and impairment
losses:

Balance at January 1, 2001           3.0       4.6     804.9          -         10.8        823.3

Change in accounting policies        -         -        11.1          -          -           11.1
                                --------  --------  --------  --------     --------    --------
Balance at January 1, 2001
-------------------------------
   as restated                       3.0       4.6     816.0          -         10.8        834.4
Exchange difference                  -         -         0.4          -          -            0.4
Additions                            -         -        10.4          -          -           10.4
Disposals                            -         -      (131.8)         -         (1.4)      (133.2)
Depreciation for the year            1.7       0.1     109.5          -          5.8        117.1
                                --------  --------  --------  --------     --------    --------

Balance at December 31, 2001         4.7       4.7     804.5          -         15.2        829.1
                                --------  --------  --------  --------     --------    --------
Book value at December 31, 2001      7.2       1.9   1,481.6        442.5       27.3      1,960.5
                                -------   -------   -------   -------      -------     -------
Book value at December 31, 2000      7.8       2.0   1,744.5        163.0       15.4      1,932.7
                                --------  --------  --------  --------     --------    --------


        At January 1, 2001 the value of land and building assessed for Danish tax purposes amounted to DKK 2.4 million (book value DKK 1.9 million) compared with DKK 2.2 million at January 1, 2000. Included in the book value for vessels are dry-docking assets in the amount of DKK 10.5 million (2000:
DKK 24.4 million).


NOTE 7 - FINANCIAL ITEMS (in DKKm)

                                           For the year ended December
                                                        31
                                                        --
                                             1999      2000     2001
                                             ----      ----     ----
Financial income
Interest  receivable,  exchange  gains and   43.3      37.2     50.3
dividends
Unrealised gains on investments,
and bonds                                    25.0      16.3      0.7
                                           --------  -------- --------
                                             68.3      53.5     51.0
                                           --------  -------- --------
Financial expenses
Interest payable on mortgage and bank debt   121.5    168.0     96.0
Other interest payable and realised losses    5.3      26.4      0.6
Unrealised losses on investments,
and bonds                                    28.8      2.5      31.2
                                           --------  -------- --------
                                             155.6    196.9     127.8
                                           --------  -------- --------
Total financial items                       (87.3)   (143.4)   (76.8)
                                            -------  -------  --------


NOTE 8 - TAXES (in DKKm)


                                                     As of December 31
                                                      2000       2001
Changes in deferred tax
Balance at January 1                                  70.2       239.7
Change in accounting policies                         76.6         -
                                                    --------   --------
Balance at January 1 as restated                     146.8       239.7
                                                    --------   --------
Provision for the year                                92.9       161.0
                                                    --------   --------
Balance at December 31                               239.7       400.7
                                                    --------    -------
Deferred tax can be itemized as follows:
Vessels                                              402.5       427.9
Loans                                                 7.9       (12.1)
Tax loss carried forward                            (153.3)        -
Others                                               (17.4)     (15.1)
                                                     ------     ------
Total deferred tax                                   239.7       400.7
                                                    --------    -------

                                             For the year ended December
                                                         31
                                             1999     2000        2001

Effective corporate tax rate                40.3%     27.5%      30.0%



NOTE 9 - OWN SHARES (in DKKm)

                                                         December 31,
                                                            2001
OWN SHARES
Cost:
Balance at January 1                                                0,0
Additions                                                          63,0
Disposals                                                        (11,5)
                                                                 ------
Cost at December 31                                                51,5

Write-downs:
Balance at January 1                                                0,0
Write-downs for the year                                         (11,4)
                                                                 ------
Write-downs at December 31                                       (11,4)

Book value at December 31, 2001                                   40,1
                                                                  ----

Book value at December 31, 2000                                    0,0
                                                                   ---

        To hedge the Company's share option program the following investment in shares has been made.

        At year end the Company's holding of own shares represented 871,468 shares at denomination DKK 10 per share, with a total nominal value of DKK
8.7 million. The retained shares equate to 4.8% of the Company's common shares. The Company's purchase of its own shares during the year was 1,066,007 shares of denomination DKK 10, equal to a nominal value of DKK 10.7 million. This represented 5.9% of the share capital. Total sale of own shares on the other hand totaled 194,539 shares at denomination DKK 10, equating to total consideration of DKK 1.9 million. This disposal represented 1.1% of the common shares. Total consideration in respect of the purchase of own shares was DKK 63.0 million for the year whereas for the sale of shares it was DKK
2.0 million.


                                                           Total shares
Share option program - 2001 to 2003
Board of Directors                                               85.470
Management                                                      267.360
Key employees                                                   375.120
Total                                                           727.950

Percentage of common shares                                       4,00%

        The share option program was issued in 2001 and may be exercised at the earliest of one year after pricing, and up to 3 years after the date of pricing.

        The option priced for 2001 was fixed at DKK 54. The options for 2002 and 2003 will priced at the Board Meetings in 2002 and 2003 when the financial statements for the financial years 2001 and 2002 are adopted. The strike price for the share option scheme will be fixed at the average price at which the share trades during the 10 days of trading immediately after the respective annual results have been announced.


NOTE 10 - SHARE CAPITAL (in DKKm)

                                                                    As of December 31
                                                                    2000         2001

The  Company's  share  capital,   totalling  DKK  182  million,     182.0        182.0
consists of shares in the denomination of DKK 10 per share





NOTE 11 - SHAREHOLDERS' EQUITY (in DKKm)

                                        Called up
                                          share     Restricted    Reserve for    Retained
                                         capital      Capital     own shares      profit       Total
                                         -------    ----------    -----------    --------      -----

Balance at January 1,  1999               182.0         15.8           -           827.7      1,025.5
Effect of change in accounting
principles - note 1                                                                (84.3)       (84.3)
                                          -----        -----         -----         ------       ------
Capital and reserves at January 1,
1999 - as restated                    182.0             15.8           -           743.4        941.2
                                      -----             ----           -           -----        -----
Exchange  adjustment  of capital  and
    reserves  in   subsidiaries   and
    associated companies                                                            (4.7)        (4.7)
Foreign   exchange    adjustment   of
certain intercompany loans                                                          16.3         16.3
Movement in valuation of shares                          0.7                                      0.7
Movement in valuation of bonds                            (3.5)                                  (3.5)
                                                                                                 -----
Profit and loss account                                                            (82.1)       (82.1)
                                         ----        -----         -----          ------       ------

Shareholders'  equity at December 31,
1999                                      182.0         13.0           -           672.9        867.9
                                          =====         ====           =           =====        =====


Exchange adjustment of capital and
reserves in subsidiaries and
associated companies                                                                (4.1)        (4.1)
Foreign exchange adjustment of
    certain intercompany loans                                                       5.6          5.6
Movement  in  valuation  of shares in                    9.8
    other companies                                                                 (9.8)         0.0
Movement in valuation of bonds                           4.9                        (4.9)         0.0
Profit and loss account                                                            246.0        246.0
Dividend for the financial year                                                    (36.4)       (36.4)
                                        ------        ------        ------      ---------    ---------
Shareholders'  equity at December 31,
2000                                      182.0         27.7           -           869.3      1,079.0
                                       ========     ========           =         =======      =======

Exchange adjustment of capital and
    reserves in subsidiaries and
    associated companies                                                           10.7         10.7
Foreign exchange adjustment of
    certain intercompany loans                                                    (0.7)        (0.7)
Movement in valuation of shares in
    other companies                                    (3.2)                       3.2           -
Movement in valuation of bonds                         (2.4)                       2.4           -
Reserve for own shares                                               40.1         (40.1)
Profit and loss account                                                           376.1        376.1
Dividend for the financial year                                                   (72.8)       (72.8)
                                         ------       ------        ------        ------       ------

Shareholders' equity at December 31,
2001                                     182.0         22.1          40.1        1,148.1      1,392.3
                                      ========         ====          ====        =======      =======


        The restricted capital is available only for the issuance of bonus shares. Such an issuance must be approved by a general meeting of the shareholders. However, the restricted capital will be released to retained profit upon the disposition, at a profit, of the underlying assets that generated the restricted capital.


NOTE 12 - PROVISIONS FOR VESSELS ON BAREBOAT CHARTERS (in DKKm)

                                                  2000         2001

Provisions at December 31                         33,9         33,9
                                                  ----         ----


        Provisions in the amount of DKK 33.9 million have been made in cases, where the Company has a liability on the underlying lease in the bareboat charterparties exceeding the vessels market values.



NOTE 13 - MORTGAGE DEBT AND BANK LOANS (in DKKm)

                                             As of December 31
To be repaid as follows:                     2000         2001
                                             ----         ----

Next year's repayments                      192.3        182.6
Falling due within 5 years                  566.8        585.1
Falling due after 5 years                   648.7        354.6
                                         --------     --------
                                          1,407.8      1,122.3
                                        ---------    ---------

                               Effective  Effective  Outstanding  Outstanding
                       Fixed/   interest  interest          debt         debt
          Maturity   floating       2000      2001          2000         2001
          --------   --------       ----      ----          ----         ----

LOAN
USD           2001   Floating       6,3%         -          58,8          0,0
USD           2002   Floating          -      5,3%           0,0         58,8
USD           2003   Floating       7,2%      5,5%          94,7         82,1
USD           2004   Floating       7,2%      5,5%         121,7        107,3
USD           2005   Floating       7,1%      6,5%         286,0        197,9
USD           2006   Floating       7,4%      5,1%         109,4         83,9
USD           2007   Floating       7,1%      6,2%         229,2        328,4
USD           2009   Floating       6,6%      6,2%         499,0        263,9
DKK           2005      Fixed      12,6%         -           0,8          0,0
DKK           2008   Floating       9,3%         -           8,2          0,0

Weighted average
effective interest rate             6,9%    5,7%
                                      -
Book value                      1.407,8    1.122,3
                                -------    -------



NOTE 14 - OTHER LIABILITIES (in DKKm)


                                                                              As of December 31
                                                                               2000        2001
Partners and commercial managements                                           121.3        17.1
Social expenses                                                                27.5        23.4
Miscellaneous, including items related to shipping activities                 124.7        59.1
                                                                              -----        ----
                                                                              273.5        99.6
                                                                              =====        ====

NOTE 15 - COLLATERAL SECURITY (in DKKm)

Collateral security for mortgage debt, bank loans and bareboat charters:
                                                                           As of December 31
                                                                           -----------------
                                                                               2000        2001
Vessels                                                                     1,348.2     1,063.5
Bonds                                                                         205.8       183.3
Cash and cash equivalents                                                       0.8         0.2
                                                                           --------    --------
                                                                            1,554.8     1,247.0
                                                                          ---------   ---------

NOTE 16 - GUARANTEE AND CONTINGENT LIABILITIES (in DKKm)

                                                                           As of December 31
                                                                                2000       2001
Guarantee liabilities                                                            3.8        3.8
                                                                             -------    -------


Charterhire for vessels on time charter:
                                                                                2000       2001
Next year's payments                                                           575.7      526.6
Falling due within 5 years                                                     778.8      676.2
Falling due after 5 years                                                      660.9      558.2
                                                                           ---------   --------
                                                                             2,015.4    1,761.0
                                                                           ---------    -------
Average remaining life                                                           1.9        1.2

Charterhire for vessels on bareboat  charter with purchase option and leasing fee for containers to be repaid as follows:
                                                                               2000        2001
Next year's payments                                                           99.3        67.2
Falling due within 5 years                                                    173.8       105.7
Falling due after 5 years                                                         -           -
                                                                          ---------    --------
                                                                              273.1       172.9
                                                                          ---------     -------
Average remaining life                                                          3.4         2.4



        The guarantee liabilities consist primarily of a guarantee to the Danish Shipfinance, which provides ship financing. The guarantee will only be called in if the Danish Shipfinance enters into bankruptcy. As mentioned in the report from the Board of Directors, the Company has contracted 8 vessels (2000: 6 vessels), an investment totalling approximately DKKm 2,057 (2000:
DKKm 1,679). The Company is jointly and severally liable with its jointly taxed subsidiaries for tax on income subject to consolidated taxation.



NOTE 17 - CURRENCY, INTEREST RATE AND CREDIT RISKS (in DKKm)


Contracts entered into as of December 31, 2001:

                                  Assets   Liabilities           Hedge     Net position
                                  ------   -----------           -----     ------------
Currency risks
USD                 < 1 year       742.8         458.3           151.3            133.2
                    > 1 year     1,931.3         973.6           185.0            772.7

DKK                 < 1 year       573.7         109.3                            464.4
                    > 1 year       107.0         400.7                          (293.7)

Others              < 1 year         3.9          24.6                           (20.7)
                    > 1 year
                               ---------     ---------       ---------        ---------
Total                            3,358.7       1,966.5           336.3          1,055.9


                                Maturity    Fair value          Effect            Hedge
                                --------    ----------          ------            -----
Cross currency swaps
                                                         Profit & loss
USD 8 mill.                         2004         (9.7)       statement      Receivables

                                                                              Long-term
USD 10 mill.                        2004        (12.0)          Equity     intercompany
                                                                            receivables
USD 22 mill.                     2004-05        (22.3)     Off balance          Vessels
                                                                 sheet
                                             ---------
Total                                           (44.0)



Currency risks

        In order to hedge the Company's exposure to currency exchange risks in the balance sheet, the above cross currency swap agreements have been entered into.

        Forward contracts are entered into by the Company on a regular basis in respect of the on-going cash flow. During 2001, forward contracts with a value in the amount of USD 39 million were entered into at an average rate of USD 8.33 against DKK, which all expired in 2001. With regard to 2002, forward contracts in the amount of USD 20 million have been entered into at an average rate of 8.61 against DKK. The forward contacts have a fair value at year-end 2001 in the amount of DKK 3.1 million, which has not been included in the final accounts.


Interest rate risks

        Regarding  the  Company's  financial  assets  and  commitments,   the
following information is provided in relation to actual interest levels prevailing as of December 31, 2001.


        The bond portfolio, with an average duration of 4 years, had an effective yield of 6.43%.

        The fixed portion of the interest rate swaps with maturities within 1 year was USD 99 million and USD 56 million after 1 year. They had effective interest rates between 3.6% and 7.7%.

        The fair value of the interest rate swaps were DKK (9.7) million, at year-end.


Credit risks

        The Company's credit risk is considered minimal since it is normal shipping practice that freight is paid prior to the discharge of a vessel's cargo. The accounts receivable are therefore primarily made up of voyages in progress and a small amount of demurrage.


NOTE 18 - RELATED PARTY TRANSACTIONS

        Niels Erik Nielsen, our Deputy Chairman of the Board of Directors, is a partner in the law firm Bech Brunn Dragsted. Bech Bruun Dragsted has only rendered services in connection with the listing of TORM's shares in the US. The firm's fee is based upon the time spent by the firm on the matter, and it is anticipated to be approximately DKK 1.5 million.

        Maryville Maritime, Inc. has entered one vessel on commercial management agreement and participates in our Panamax bulk carrier pool. Gabriel Panayotides, one of our Directors, has served as the head of operations of Maryville Maritime Inc. since 1983.

NOTE 19 - RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (US GAAP)

        The accompanying consolidated financial statements have been prepared in accordance with Danish GAAP, which differs in certain material respects from accounting principles generally accepted in the United States (US GAAP).

        The  following  is a summary of the  material  adjustments  to profit
(loss) for the years ended December 31, 2000 and 2001 and capital and reserves as of those dates, necessary to reconcile those to net income (loss) and shareholders' equity determined in accordance with US GAAP.


Reconciliation  of  Consolidated  Profit  (Loss)  for the year to US GAAP Net
Income (Loss) (in thousands of DKK)

                                                 For the Year ended December 31
                                                 ------------------------------
                                       Note     1999         2000           2001
                                       ----     ----         ----           ----
Profit (loss) as reported under
  Danish GAAP, as restated                       (82,143)    245,932        376,004
Capital leases                         a          (3,558)                     3,259
                                                                (529)
Unrealized    gains   on   marketable  b          (3,500)     (9,700)         4,974
securities
Sales leaseback transactions           c               -    (136,368)        23,397
Foreign currency translation           d         (42,751)    (25,491)         2,995
Foreign currency contracts             e          11,074     (18,804)       (19,714)
Swap transaction of vessels            g               -           -        (10,527)
Provision for repair and
  capitalization of docking costs      h          (1,515)     (3,680)       (10,832)
Treasury Stock                         j               -           -         12,479
Accounting for derivatives under       k
  SFAS 133                                             -           -         (7,687)
                                                       -           -
Tax effect of US GAAP Adjustments      l          12,880      58,372            497
                                                  ------   -----------          ---
Net income (loss) under US GAAP              (109,513)       109,732        374,845
                                             =========       =======        =======
Earnings per share - basic             n              (6.0)        6.0           21.4
Earnings per share - diluted           n              (6.0)        6.0           21.4




Reconciliation of Shareholders' Equity to US GAAP Shareholders' Equity (in thousands of DKK)

                                                 For the Year ended December 31
                                                 ------------------------------
                                       Note      1999         2000          2001
                                       ----      ----         ----          ----
Shareholders'   Equity  as   reported
  under Danish GAAP, as restated                 867,868     1,079,030    1,392,297

Capital leases                         a         (25,728)      (26,257)     (22,998)
Sales leaseback transactions           c               -      (136,368)    (112,971)
Foreign currency translation           d          26,326        22,808       25,685
Foreign currency contracts             e          11,074        (5,977)     (21,801)
Dividends                              f               -        36,400       72,800
Swap transaction of vessels            g                -            -      (10,527)
Provision      for     repair     and  h
  capitalization of docking costs                (13,975)      (17,655)     (28,487)
Treasury stock                         j               -             -      (40,061)

Accounting  for   derivatives   under  k
SFAS 133                                               -             -      (14,062)
                                                       -             -
Tax effect of US GAAP Adjustments      l           9,993        68,365       68,862
SFAS  133  -  transition  adjustment,  k
net of tax effect of DKK 2,072                                                4,834
                                                   -----         -----        -----
Shareholders' equity under US GAAP               875,558     1,020,346    1,313,571
                                                 =======     =========    =========



        A summary of the principal differences and additional disclosures applicable to the Company are set forth below:

a.  Capital leases

        Under Danish GAAP, the Company accounts for all of its lease agreements as operating leases and reflects the expense as a component of operating costs.

        Under US GAAP certain of the Company's long-term leases (principally related to certain vessels) are accounted for as capital leases and as such leased assets and related lease obligations are recognized at an amount equal to the present value of the underlying minimum lease payments measured at the beginning of the lease term. The capitalized leased assets are amortized according to the Company's depreciation policy for owned assets. During the lease term each lease payment is allocated between the reduction of the obligation and interest expense.

        The classification of certain of the Company's leases as capital under US GAAP would result in recording the following amounts in the balance sheet as of December 31, 2000 and 2001 (in thousands of DKK):

                                                        2000          2001
                                                     ----------    -------
Net fixed assets                                      380,480       345,678
Capital lease obligation, net of current portion      356,590       314,353
Current portion of capital lease obligation            57,243        55,203



        In addition, the accounting for the leases under US GAAP would result in the following differences in classification on the statement of operations between US GAAP and Danish GAAP (in thousands of DKK):

                                                 Year Ended December 31, 1999
                                                 ----------------------------
                                            Danish GAAP               US GAAP
Interest expense                                 -                     30,381
Operating expense - rent expense               79,246                    -
Operating   expense   -   depreciation           -                     52,423
expense


                                                 Year Ended December 31, 2000
                                                 ----------------------------
                                            Danish GAAP               US GAAP
Interest expense                                                       31,397
Operating expense - rent expense               84,402                    -
Operating   expense   -   depreciation           -                     53,534
expense

                                                 Year Ended December 31, 2001
                                                 ----------------------------
                                            Danish GAAP               US GAAP

Interest expense                                                       25,555
Operating expense - rent expense               81,668
Operating   expense   -   depreciation                                 52,854
expense

b.  Unrealized gains on marketable securities

        Under Danish GAAP, the Company records unrealized gains and losses on all its marketable investments as a component of profit and loss.

        Under US GAAP, the Company must classify its investments in marketable securities as either trading, available-for-sale or held to maturity, as required by statement of Financial Accounting Standards No 115 "Accounting for Certain Investments in Debt and Equity Securities." For US GAAP purposes, the Company classifies its investments in bonds as trading and accounts for changes in market value of the bonds as a component of profit and loss. The Company's investments in marketable equity securities are classified as available-for-sale and accordingly the unrealized gains and losses are recorded as a component of shareholder's equity.

c.  Sale leaseback transactions

        During the year ended December 31, 2000, the Company sold five of its vessels and chartered (leased) them back under time charter agreements.

        Under Danish GAAP, the Company has reflected a profit of DKK 153.6 million related to these transactions in its statement of operations during the year ended December 31, 2000.

        Under US GAAP, the profits related to these transactions are deferred and amortized in proportion to the gross rental on the time charters over the life of the related agreements. This treatment results in deferred profits of DKK 136.4 million on the balance sheet as of December 31, 2000 and deferred profits of DKK 113.0 million on the balance sheet as of December 31, 2001.

d.  Foreign currency translation

        The Company's reporting currency is the Danish Kroner. However, significant portions of its operations have the US dollar as the functional currency.

        Under Danish GAAP, the method used to translate the financial statements of a foreign operation from its functional currency of the US dollar into the reporting currency of the Danish Kroner depends on the way in which it is financed and operates in relation to the reporting enterprise.

        The two methods of translation result in translation differences being recorded in either the profit and loss for the year, or a component of capital and reserves. In addition, for certain entities, non-monetary assets and liabilities, such as the vessels and related loans, are translated at their historical rates on the date of purchase. Profit and loss items that are derived from the non-monetary assets, such as depreciation expense, are translated at their historical rates. The remaining line items included in the balance sheet are translated at year-end rates, and profit and loss is translated using average rates during the period.

        Under US GAAP, the translation of subsidiaries with a different functional currency than the Danish Kroner into the reporting currency is reflected as a component of equity. The translation is based on year-end rates for the balance sheet components and on based on average rates for the profit and loss statement.


e.  Foreign currency contracts

        During 1999, 2000 and 2001, the Company entered into a variety of contracts to manage its foreign currency exposure as it reports in Danish Kroner to its local markets but operates a substantial portion of its business in US dollars. Under Danish GAAP, the treatment of these contracts is dependent on whether or not the contract qualifies for hedge accounting as defined by Danish GAAP. The Company has treated its contracts based on the method appropriate for the specific transaction. The following represents a summary of the contracts outstanding as of December 31, 1999, 2000 and 2001:

        Type                   Amount           Treatment under Danish GAAP        US GAAP Adjustment
        ----                   ------           ---------------------------        ------------------

Foreign currency swap     USD 8 million  at     Gains  and  losses  on  the     Loss of DKK  1.8  million
                          1999,   2000  and     contract   are   recognized     for  1999,  a gain of DKK
                          2001                  each period  through profit     65,000  for  2000  and  a
                                                and loss                        gain  of DKK  118,000  in
                                                                                2001.

Foreign currency swap     USD  10   million     Gain   and    losses    are     Loss of DKK  2.3  million
                          at   1999,   2000     recognized  each  period in     for  1999,  a gain of DKK
                          and 2001              capital  and   reserves  as     289,000  for  2000  and a
                                                the contract is  designated     gain  of  DKK  82,000  in
                                                for long term  intercompany     2001.
                                                receivables,    where   the
                                                foreign            currency
                                                adjustments   are  recorded
                                                as a  component  of capital
                                                and reserves.

Foreign currency swap     USD  17   million     No    gain   or   loss   is     Loss of DKK  1.6  million
                          at  1999  and USD     recorded      until     the     for  1999,  loss  of  DKK
                          22   million   at     contract expires.               12.9   million  for  2000
                          2000 and 2001                                         and   loss   of  DKK  7.9
                                                                                million in 2001.

Foreign currency          USD   3   million     No   gain   or   loss   was     Loss  of DKK  921,000  in
written options           net at 1999           recorded in 1999.  The gain     1999  and a  gain  of DKK
                                                of  DKK  3.3   million  was     921,000 in 2000.
                                                recorded  in the profit and
                                                loss  statement as shipping
                                                income  in  2000,  when the
                                                options expired.

Forward foreign           USD 8 million  at     No    gain   or   loss   is     Gain of DKK  5.4  million
currency contract         2000  and  USD 20     recorded      until     the     in 2000  and  gain of DKK
                          million at 2001       contract expires.               3.1 million in 2001.


        The Company has entered into contracts to manage its reporting risk associated with transactions denominated in the U.S. dollar that do not qualify for hedge accounting. Accordingly, for US GAAP purposes, the gain or loss on these contracts is included in operating results for each period and all foreign currency contracts have been reported at fair value at the balance sheet date.

        Under Danish GAAP the gain or loss on a foreign currency contract related to a cash flow hedge is recognized when the contract expires, while under US GAAP the gain or loss on the foreign currency contract is based on the change in fair value during the period. This difference in accounting for foreign currency contracts accounts for the adjustment to net income.

        During the year ended December 31, 1999, the Company settled an open currency contract associated with a purchase option included in a lease agreement. Under Danish GAAP, the gain of DKK 19.4 million on this transaction was deferred and is being amortized into income over the life of the associated lease agreement. There was DKK 6.4 million of gain recognized on the lease during the year ended December 31, 2000 and a DKK 9.1 million gain recognized on the lease during the year ended December 31, 2001. Under US GAAP, the gain on this transaction is recorded at the time the contract is settled.

f.  Dividends

        Under Danish GAAP, the Company has accrued dividends during the period to which the dividend relates and not in the year in which the dividend is declared.

Under US GAAP, dividends are reflected in the year in which they are declared. Dividends related to treasury shares are not recorded.

g.  Swap transaction of vessels

        During the year ended December 31, 2001, the Company entered into a swap transaction involving its ownership in a vessel. Under Danish GAAP, the Company has reflected a profit of DKK 11.2 million related to this transaction in its statement of operations for the year ended December 31, 2001.

        Under US GAAP, the swap is an exchange of similar productive assets, and as a result the vessels are accounted for based on carryover value. The gain has been reflected as a decrease in the asset basis of the vessel acquired and depreciation expense has been adjusted based on the new asset basis.

h.  Provision for repair and capitalization of docking costs

        Under Danish GAAP, the Company estimates the useful lifetime of certain major components of the vessel, which are usually replaced or renewed in connection with a docking, and revises the depreciation policy for these components. The Company then capitalizes the associated drydock costs when they are incurred.

        Under US GAAP, the Company accounts for the provision for repairs by accruing for the estimated expenses involved in the next docking. The following represents the movement in the provision for repairs during the year ended December 31, 1999, 2000 and 2001 (in thousands of DKK):

                            Year ended December 31
                           1999              2000                2001
Beginning Balance         20,449            37,615              27,151
Charged to Expense        26,473            22,960              24,790
Utilization              (9,307)           (33,724)            (10,287)
Ending Balance        --------------        27,151              41,654
                          37,615

=============================================================================

i.  Stock options and stock grants


        In accordance with the Company's accounting principles, the difference between the exercise price and the market price of the shares at the date of the grant is recorded as compensation expense in the profit and loss statement. Under US GAAP, stock-based compensation is accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, the Company recognizes compensation expense for the difference between the exercise price and market price at the measurement date. The Company's stock grants are accounted for under fixed plan accounting and the stock options are accounted for under the variable plan accounting. This results in the same compensation expense for the 2001 grants as accounted for under Danish GAAP.

j.  Treasury Stock

        In accordance with Danish accounting principles, investment in own shares is recorded as a financial fixed asset on the balance sheet. The shares are initially recorded at cost and then subsequently adjusted to the lower of the market value of the shares and the exercise price. Under US GAAP, these shares are accounted for as treasury stock and are reflected as a deduction from shareholders equity at the cost paid for such shares and no adjustment is recorded.

k.  Accounting for derivatives under SFAS 133

        The Company has entered into interest rate swaps to hedge the interest rate risk on the long-term loan related to the vessels.

        Under Danish GAAP, the interest rate swaps are treated as off-balance sheet items. The net settlement on the interest swap is recorded as financial expenses on the same line as the interest expenses related to the long-term loans.

        Under US GAAP prior to the adoption of SFAS No. 133 these were accounted in a manner similar to a cash flow hedges. At January 1, 2001, the Company adopted the provisions for SFAS No. 133 and did not elect to account for these instruments as a hedge. The Company recorded a transition adjustment in the amount of the fair value at January 1, 2001 for all material derivatives. The transition adjustment of DKK 6.9 million has been recorded as a derivative asset and as a component of other comprehensive income. The Company will reverse this amount based on the effective interest method over the remaining swap period.

        Subsequent to the adoption of SFAS 133, the Company has accounted for changes in the fair value of the interest rate swap and the fuel price agreements as a component of income. During the year ended December 31, 2001, the Company recorded a loss on the interest rate swap of DKK 12.2 million and a loss on fuel price agreements of DKK 1.9 million and reclassified DKK 6.4 million of the transition adjustment to income.

l.  Tax effects of US GAAP adjustments

        The tax effects of the US GAAP adjustments have been calculated based on the enacted tax rate of 32% for the year ended December 31, 1999 and 30% for the years ended December 31, 2000 and 2001.


m.  Joint venture agreements

        The Company has investment in 50/50 joint ventures. The primary purpose of these joint ventures is to jointly operate a vessel that is owned by each party. The joint ventures then charter this vessel from the owners. Under Danish GAAP, the Company has accounted for all of its investments in joint ventures under the proportional consolidation method.

        The following represents the results reflected in the consolidated statement of operations for the years ended December 31, 1999, 2000 and 2001 in accordance with Danish GAAP associated with these joint ventures (in thousands of DKK):

                                          1999      2000       2001

Net turnover                              281,385   561,832    460,072
Operating costs                           225,076   349,192    259,272
                                          -------   -------    -------
Net earning from shipping activities       53,309   212,640    200,800
Loss on sale of vessels/interests               -    62,670     13,747
Administrative expenses                     2,711     3,447      7,569
Other operating income                          -                6,095
Depreciation                               53,671    62,547     29,526
                                           ------   -------     ------
Profit before financial items                 (73)  209,316    183,547
Financial items                            36,628    43,704     14,460
                                           ------   -------     ------
Profit (loss) before tax                  (36,701)  165,612    169,087
                                          ======== ========    =======

-----------------------------------------------------------------------------
        The following represents summarized balance sheet data that is reflected in the consolidated balance sheet associated with these joint ventures as of December 31, 2000 and 2001 in accordance with Danish GAAP (in thousands of DKK):

                                        2000       2001
                                      --------- -----------
                                      --------- -----------

Fixed assets                            502,904   401,113
Current assets                          182,219   101,395

Provisions                                    -         -
Long term liabilities                   322,651   254,429
Current liabilities                     312,114    80,420

        Under US GAAP, these joint ventures would be accounted for under the equity method of accounting.


n.  Earnings per share

        Earnings per share is not presented under Danish GAAP.

        Under US GAAP, basic earnings per share are based upon the earnings available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is based upon earnings available to common stockholders divided by the weighted-average number of common shares outstanding during the period and adjusted for the effect of all dilutive potential common shares that were outstanding during the period.

        The following table sets forth the computation of basic and diluted net income/(loss) per share (in thousands except share and per share data):

                                               Year ended      Year ended      Year ended
                                               December 31    December 31     December 31
                                                  1999            2000            2001
                                            ---------------  --------------------------------
                                              -------------   -------------   -------------
Numerator  for  basic and  diluted  earnings        109,513         109,732         374,845
per share
                                              -------------   -------------   -------------

Weighted average number of shares:            No. of shares   No. of shares   No. of shares
                                              -------------   -------------   -------------
Basic  - weighted average number of shares       18,200,000      18,200,000      17,517,633
Effect  of  dilutive  shares -  options  and              -               -           8,527
stock purchase rights
                                              -------------   -------------   -------------
Diluted - weighted average number of shares      18,200,000      18,200,000      17,526,160
                                              -------------   -------------   -------------
Basic earnings per share                              (6.0)             6.0            21.4
                                              -------------   -------------   -------------
Diluted earnings per share                            (6.0)             6.0            21.4
                                              -------------   -------------   -------------

The weighted average number of shares excludes the shares reacquired from the date of repurchase.

o.  Classification of expenses

        The depreciation and write downs which are reflected below operating income in the Danish GAAP financial results are reflected as a component of operating income (profit/loss before financial items) under US GAAP.

        Under Danish GAAP certain items, such as insurance distributions and the costs associated with the closure of a facility are classified as extraordinary items. These amounts would be included in operating income for US GAAP reporting purposes.

p.  Impairment of vessels

        Under Danish GAAP, the Company recorded a provision for vessels on bareboat charters of DKK 80 million in 1998 related to the impairment of vessels that were being leased. These leased vessels include purchase commitments that exceeded the fair value of the vessels. During 2000 the Company fulfilled some of the purchase commitments and an amount of DKK 46.1 million was utilized.

        Under US GAAP, the leases to which this relates are capital leases. Accordingly, this is reflected as a decrease to the asset value. This would result in a decrease to other accrued liabilities and a decrease to fixed assets for US GAAP purposes of DKK 33.9 million at December 31, 2000 and DKK
33.9 million at December 31, 2001.

q.  Statement of cash flows

        The cash flow statement prepared in accordance with Danish GAAP presents substantially the same information as required under US GAAP. Under US GAAP however, there are certain differences with regard to classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents.

        Under Danish GAAP, the Company's cash is comprised of cash at bank and in hand and bonds. For US GAAP purposes, the Company classified only the cash at bank and in hand as cash and cash equivalents. Therefore under US GAAP, investments in and sales of bonds would be classified in the statement of cash flows as operating activities and investments and sales of securities classified as available for sale would be classified as investing activities. Additionally, the unrealized gain and loss on the bonds would be reflected as a component of operating activities.

        Under Danish GAAP, the profit on the sale of fixed assets is reflected as a component of operating activities, as it is included in net income whereas under US GAAP this amount is deducted from operating activities to adjust net income to exclude such amount and is reflected as a component of investing activities.

        The presentation of cash flows provided by (used in) operating, investing and financing activities, classified in accordance with US GAAP, utilizing the amounts shown in the Company's Danish GAAP cash flow statement are as follows for the years ended December 31, 1999, 2000 and 2001 (in thousands of DKK):

                                                             1999          2000          2001
                                                            -------       -------       ----

Net cash provided by operating activities                   172,481       261,431       462,391
Net cash provided by (used in) investing activities        (522,470)      603,242       (12,714)
Net cash provided by (used in) financing activities         362,589      (714,255)     (424,116)

Net increase in cash and cash equivalents                    12,600       150,418        25,561
Cash under US GAAP, beginning of year                        75,808        88,408       238,826
                                                             ------     ----------      -------
Cash under US GAAP, end of year                              88,408       238,826       264,387
                                                             ======     ==========      =======

r.  Contingencies

        We are party, as plaintiff or defendant, to a variety of lawsuits for damages arising principally from personal injury and property casualty claims. Most claims are covered by insurance, subject to customary deductibles. We believe that these claims will not, either individually or in the aggregate, have a material adverse effect on us, our financial condition or results of operations. From time to time in the future we may be subject to legal and claims in the ordinary course of business, principally personal injury and property casualty claims. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings, which may have, or have had a significant effect on our financial position, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position, results of operations or cash flows.

        We time chartered a container vessel, the Torm Alexandra, which suffered a casualty at the port of Monrovia, Liberia in July 2001. Subsequently, the vessel's underwriters declared the vessel a constructive total loss, and the time charter was terminated. The port authorities have notified both the owner of the vessel and us that they intend to pursue claims related to damage to a quay, a spillage of fuel oil, and loss of life of persons who later tried to loot cargo from the vessel. We believe that the owner of the vessel is liable for all of these claims and that the owner has insurance coverage for these claims. To the extent claims are brought against us, we believe that those claims are covered by insurance, and that this casualty will not have a material effect on our financial condition or results of operations.

        Accounting for Business Combinations

        In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 141 requires intangible assets to be recognized if they arise from contractual or legal rights or are "separable", i.e., it is feasible that they may be sold, transferred, licensed, rented, exchanged or pledged. As a result, it is likely that more intangible assets will be recognized under SFAS No. 141 than its predecessor, APB Opinion No. 16 although in some instances previously recognized intangibles will be subsumed into goodwill.

        Under SFAS No. 142, goodwill will no longer be amortized on a straight line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as a SFAS No. 131 operating segment or one level lower. Goodwill will no longer be allocated to other long-lived assets for impairment testing under SFAS No. 121, Accounting for the Impairment of long-lived Assets and for long-lived Assets to be Disposed of. Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with Accounting Principles Board Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. Under SFAS No. 142 intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower of cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

        SFAS Nos. 141 and 142 are effective for fiscal years beginning after December 15, 2001 although goodwill on business combinations consummated after July 1, 2001 will not be amortized. The adoption of these statements had no effect on the Company.

        Accounting for Asset Retirement Obligations

        In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the related long lived asset. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company has not yet assessed the potential impact of the adoption of SFAS No. 143.

        Accounting for Planned Major Maintenance Activities

        In June 2001, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued a Proposed
Statement of Position (SOP) on the Accounting for Certain Costs and Activities Related to Property, Plant and Equipment. Among other things, the proposed SOP addresses component accounting for fixed assets whereby the identifiable components of a fixed asset are depreciated over their respective lives. This proposed SOP is expected to impact the Company's accounting for dry-docking costs. These costs are currently accrued in advance whereas under the proposed SOP, certain of these costs would be capitalized as a component of fixed assets and depreciated over the period until the next dry-docking.

        Accounting for Impairment or Disposal of Long-Lived Assets

        In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". Whilst it supersedes APB Opinion 30 "Reporting the Results of operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" it retains the presentation of discontinued operations but broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. Under SFAS No. 144 there is no longer a requirement to allocate goodwill to long-lived assets to be tested for impairment. It also establishes a probability weighted cash flow estimation approach to deal with situations in which there are a range of cash flows that may be generated by the asset being tested for impairment. SFAS No. 144 also establishes criteria for determining when an asset should be treated as held for sale.

        SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. The provisions of the Statement are generally to be applied prospectively. The Company has not yet assessed the impact of the adoption of SFAS No. 144.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
                        (amounts in thousands of DKK)


                            Beginning    Provision charged   Costs incurred/    Ending
                             balance        to expense         Utilization      balance
                            ---------    -----------------   ---------------    -------

1999:
Provision for bareboat        80,000             -                    -          80,000

2000:
Provision for bareboat        80,000             -               46,089          33,911

2001:
Provision for bareboat        33,911             -                    -          33,911



ITEM 19.  EXHIBITS.

     Number                                   Description of Exhibits
     ------                                   -----------------------

      1.1
                  ____    Articles of Association for A/S Dampskibsselskabet Torm and English
                          Translation (the "Company") (1)
      1.2
                  ____    Rules of Procedure for the Board of Directors of the Company and
                          English Translation (1)
      2.2         ____    Form of Depositary Agreement between Deutsche Bank and the Company (1)

      4.1         ____    The Company's Employee Stock Purchase Plan (1)

      4.2
                  ____    Office lease between PFA Pension II and the Company and English
                          Translation (1)
      4.3         ____    Engagement letter of Bech-Bruun Dragsted and English Translation (1)

      4.4
                  ____    DKK 42 million revolving credit facility letter
                          from Den Danske Bank to the Company dated December
                          11, 1998 and English translation (1)
      4.5
                  ____    Debt Instrument from Agnete Shipping Corporation to Den Danske Bank
                          Aktieselskab, Singapore Branch, dated August 9, 1995 (1)
      4.6
                  ____    Debt Instrument from Eastern Light Shipping Limited to Den Danske Bank
                          Aktieselskab, Hong Kong Branch, dated November 17, 1995 (1)
      4.7
                  ____    Debt Instrument from Southern Light Shipping Limited to Den Danske
                          Bank Aktieselskab, Hong Kong Branch (1)
      4.8
                  ____    Debt Instrument from Hermia Shipping Corporation to Den Danske Bank
                          Aktieselskab, Singapore Branch, dated June, 14, 1996 and to Danske
                          Bank A/S dated August 29, 2001 (1)
      4.9
                  ____    Debt Instrument from Hilde Shipping Corp. to Den Danske Bank
                          Aktieselskab, dated July 3, 2000 (1)
      4.10
                  ____    Debt Instrument from Skagerak Tankers Limited to Den Danske Bank
                          Aktieselskab, Singapore Branch, dated May 9, 1996 (1)
      4.11
                  ____    Debt Instrument from Anne Product Carriers (PTE) Ltd. To Den Danske
                          Bank Aktieselskab, Singapore Branch, August 28, 1998 (1)
      4.12
                  ____    Debt Instrument from Gunhild Shipping Corporation to Den Danske Bank
                          Aktieselskab, Singapore Branch, dated November 6, 1998 (1)
      4.13
                  ____    Debt Instrument from Tekla Shipping Co. Ltd to Den Danske Bank,
                          Singapore Branch, dated March 23, 1992 (1)
      4.14
                  ____    Debt Instrument from Alice Product Tanker Corporation to Den Danske
                          Bank Aktieselskab, Singapore Branch, dated November 8, 1994 (1)
      4.15
                  ____    Debt Instrument from Bothnia Shipping Corporation to Den Danske Bank,
                          Singapore Branch, dated September 20, 1989 (1)
      4.16
                  ____    Debt Instrument from Olga Shipping Corporation to Den Danske Bank
                          Aktieselskab, Singapore Branch, dated October 27, 1995 (1)
      4.17
                  ____    Secured Loan Agreement, between Caseros Shipping Limited and
                          Christiania Bank OG Kreditkasse, dated June 15, 1994 (1)
      4.18
                  ____    Loan Agreement between Estrid Shipping Corporation and Danmarks
                          Skibskreditfond, dated November 6, 2001 (1)
      4.19
                  ____    Loan Agreement between Ragnhild Shipping Corporation and Danmarks
                          Skibskreditfond, dated November 6, 2001 (1)
      4.20
                  ____    Shipbuilding Contract for the Construction of Hull No. S161, between the Company and Samho Heavy Industries Co., Ltd. and Hyundai Heavy
                          Industries Co., Ltd., dated November 24, 2000 (1)
      4.21
                  ____    Shipbuilding Contract for the Construction of Hull No. S162, between the Company and Samho Heavy Industries Co., Ltd. and Hyundai Heavy
                          Industries Co., Ltd., dated November 24, 2000 (1)
      4.22
                  ____    Contract for Construction and Sale of Hull No. S-1089, between Thyra
                          Shipping Corporation and Daedong Shipbuilding Co., Ltd., dated March
                          2, 2001 (1)
      4.23
                  ____    Contract for Construction and Sale of Hull No. S-1090, between Freya
                          Shipping Corporation and Daedong Shipbuilding Co., Ltd., dated March
                          2, 2001 (1)
      4.24
                  ____    Contract for Construction and Sale of Hull No. S-1086, between Gertrud
                          Shipping Corporation and Daedong Shipbuilding Co., Ltd., dated November
                          3, 2000 (1)
      4.25
                  ____    Contract for Construction and Sale of Hull No. S-1087, between Gerd
                          Shipping Corporation and Daedong Shipbuilding Co., Ltd., dated
                          November 3, 2000 (1)
      4.26
                  ____    Contract for Construction and Sale of Hull No. S-1079, between the
                          Company and Daedong Shipbuilding Co., Ltd., dated August 25, 2000 (1)
      4.27
                  ____    Contract for Construction and Sale of Hull No. S-1080, between the
                          Company and Daedong Shipbuilding Co., Ltd., dated August 25, 2000 (1)
      8.1         ____    List of the Company's subsidiaries (1)

      99.1        ____    Representation letter with respect to Arthur Andersen

--------------------------------------------------

(1)   Incorporated by reference from exhibit of same number to Registration
      Statement on Form 20-F, filed February 27, 2002 (File No. 000-49650)


                                                                 EXHIBIT 99.1



Securities and Exchange Commission
Washington, DC


Filing of Form 20F


Arthur Andersen has represented to us that its audit was subject to the firm's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen personnel working on the audit and that there was availability of U.S. national office consultation.


Yours sincerely



Klaus Nyborg
CFO

                                  SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

                                     Aktieselskabet Dampskibsselskabet Torm



                                     By:    /s/ Klaus Kjaerulff
                                            ---------------------------------
                                            Name:  Klaus Kjaerulff
                                            Title:    Chief Executive Officer
Date:      June 28, 2002









03810.0001 #333827