Form 20-F
period 2002-12-31
AS STEAMSHIP CO TORM
filed 2003-06-30
CIK 1168351

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

(Mark One)

[_]                  REPORT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X]               ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2002

                                       OR

[_]            TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from
                              --------------------------------------------------

Commission file number 000-49650

                     AKTIESELSKABET DAMPSKIBSSELSKABET TORM
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                           A/S STEAMSHIP COMPANY TORM
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

                               Kingdom of Denmark
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

          Marina Park, 10 Sundkrogsgade, DK-2100 Copenhagen 0, Denmark
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act.

      Title of each class                            Name of each exchange
                                                      on which registered

                                      NONE
--------------------------------------------------------------------------------

Securities registered or to be registered pursuant to section 12(g) of the Act.

Common Shares, par value 10 Danish Kroner per share,*
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one (1) common share.

--------------------------------------------------------------------------------
                                (Title of class)

* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      NONE
--------------------------------------------------------------------------------
                                (Title of class)

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

                    Yes |X|                No |_|

Indicate by check mark which financial statement item the registrant has elected to follow.

                    Item 17 |X|            Item 18 |_|

The Company "Aktieselskabet Dampskibsselskabet Torm" is referred to as "TORM" in this Annual Report.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS.....................IV

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS...............1

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE.............................1

ITEM 3.   KEY INFORMATION.....................................................1

ITEM 4.   INFORMATION ON THE COMPANY.........................................12

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS.......................31

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.........................47

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..................51

ITEM 8.   FINANCIAL INFORMATION..............................................52

ITEM 9.   THE OFFER AND LISTING..............................................52

ITEM 10.  ADDITIONAL INFORMATION.............................................53

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.........68

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.............70

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES....................70

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
          HOLDERS AND USE OF PROCEEDS........................................70

ITEM 15.  CONTROLS AND PROCEDURES............................................71

ITEM 16.  RESERVED...........................................................71

ITEM 17.  FINANCIAL STATEMENTS...............................................71

ITEM 18.  FINANCIAL STATEMENTS...............................................71

ITEM 19.  EXHIBITS.........................................................F-46

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Torm desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "expect," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," and similar expressions identify forward-looking statements.

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

     In addition to these assumptions and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the shipping market, including the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in regulatory requirements affecting vessel operating including requirements for double hull tankers, changes in the Torm's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by us with the Securities and Exchange Commission, or SEC.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable.

ITEM 3. KEY INFORMATION

     Please note: Throughout this document, the "Company", "we", "us" and "our" all refer to TORM and its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

A.   Selected Financial Data

     The following table sets forth our selected consolidated financial data for each of the periods indicated. The selected consolidated financial data should be read in conjunction with "Operating and Financial Review and Prospects" and the consolidated financial statement and notes thereto, all included elsewhere within this document. The selected consolidated financial data includes the Liner activities, which was sold to companies in the A.P. M0ller Group on September 16, 2002. The results of the operations attributable to the Liner activities, which represent a discontinued operation, are described in Note 1 and the impact of this sale is summarized in Note 16 to our consolidated financial statements included herein.

     The consolidated financial statements have been prepared in accordance with Danish generally accepted accounting principles, or GAAP, which differs in certain respects from U.S. GAAP. The differences between Danish GAAP and U.S. GAAP applicable to the historical financial statements are summarized in Note 17 to the consolidated financial statements included herein.

                                                            For the year ended December 31
                                             -----------------------------------------------------------------------------
                                                1998             1999             2000             2001          2002
                                                ----             ----             ----             ----          ----
                                            (restated)(1)   (restated)(1)   (restated)(1)     (restated)(1)
                                                                          (in thousands of DKK)
Statement of Operations Data:
Net revenue                                   1,654,301        1,440,683        2,158,671        2,583,351       1,948,036
Port expenses, Bunkers, Charter Hire and
Technical Running costs                      (1,377,851)      (1,220,373)      (1,545,801)      (1,792,776)     (1,616,391)
                                             ----------       ----------       ----------       ----------      ----------
Net earnings from shipping activities
(Gross profit)                                  276,450          220,310          612,870          790,575         331,645
Profit on sale of vessels and interests            (934)               -           12,263           92,960          81,164
Administrative expenses                         (65,984)         (64,002)         (84,418)        (129,535)       (115,890)
Other operating income                           20,266           29,913           45,305           60,197          55,228
Depreciation and write downs (2)               (471,893)        (205,202)        (220,727)        (159,160)       (145,357)
                                             ----------       ----------       ----------       ----------      ----------
Profit (loss) before financial items           (242,095)         (18,981)         365,293          655,037         206,790
Financial items                                 (87,421)        (125,788)        (156,737)        (101,444)        (91,655)
                                             ----------       ----------       ----------       ----------      ----------
Profit (loss) before tax                       (329,516)        (144,769)         208,556          553,593         115,135
Tax on profit                                   111,919           56,461          (53,298)        (166,018)        360,190
                                             ----------       ----------       ----------       ----------      ----------
Profit (loss) after tax                        (217,597)         (88,308)         155,258          387,575         475,325
Extraordinary items (3)                          68,633                -                -                -               -
                                             ----------       ----------       ----------       ----------      ----------
Net profit (loss) for the year                 (148,964)         (88,308)         155,258          387,575         475,325
                                             ----------       ----------       ----------       ----------      ----------

Balance sheet data (as of end of period):
Total assets (4)                              3,606,507        3,929,699        3,592,900        3,619,267       4,109,294
Long term liabilities                         2,088,509        2,522,346        1,951,288        1,519,743       1,735,464
Shareholders' equity                            886,767          515,050          601,735          920,354       1,719,097
Common shares                                   182,000          182,000          182,000          182,000         182,000
No. of shares outstanding (5)                18,200,000       18,200,000       18,200,000       18,200,000      18,200,000
                                             ----------       ----------       ----------       ----------      ----------

Other financial data
Dividends declared per share                       0.6               0.0              2.0              4.0             2.0
Dividends declared per share-USD (6)               0.1               0.0              0.3              0.6             0.3

U.S. GAAP financial data
Profit (loss) from continuing
operations before income taxes and
discontinued operations                          (8)            (176,548)         140,587          526,983          19,591
Tax benefit (expense) on profit                  (8)              67,786          (34,710)        (160,616)        (27,745)
Profit (loss) from continuing operations         (8)            (108,762)         105,877          366,367          (8,154)
Profit (loss) from discontinued
operations (7)                                   (8)                (750)           3,855            8,477          93,726

Profit (loss)                                    (8)            (109,512)         109,732          374,844          85,572
Earnings (loss) per share - basic:
Profit (loss) from continuing operations         (8)                (6.0)             5.8             20.9            (0.5)
Profit (loss) from discontinuing
operations                                       (8)                (0.0)             0.2              0.5             5.4
Profit (loss)                                    (8)                (6.0)             6.0             21.4             4.9
Earnings (loss) per share - diluted:
Profit (loss) from continued operations          (8)                (6.0)             5.8             20.9            (0.5)
Profit (loss) from discontinued
operations                                       (8)                (0.0)             0.2              0.5             5.4
Profit (loss)                                    (8)                (6.0)             6.0             21.4             4.9
Total assets                                     (8)           4,340,133        4,030,941        4,067,887       3,985,551
Long term debt (including capital lease
obligations)                                     (8)           2,522,346        1,951,288        1,519,743       1,735,464
Shareholders' equity                             (8)             866,474        1,032,118        1,351,725       1,196,372
No. of shares outstanding                        (8)          18,200,000       18,200,000       18,200,000      18,200,000

(1)  We changed our accounting  policies on January 1, 2002 through  restatement due to enactment of the new Danish Financial
     Statements  Accounts  Act as per January 1, 2002.  The  following  changes have taken place:  (1)  financial  leases are measured at their present value at inception and  depreciated  over their  estimated  lives,  (2) lease  obligations are recognized as a liability in the balance sheet,  (3) gains related to sale and lease back  transactions are deferred and amortized, (4) gains related to swaps of ownership in vessels are recognized in the income statement, except for similar vessels,  (5) dividends are  recognized at the time of declaration  at the Annual  General  Meeting,  (6) own shares are recognized directly as a part of shareholders' equity,  derivative financial instruments are recognized at fair value in the balance  sheet,  and (7)  financial  liabilities  related to the  financing  of vessels  are stated in U.S.  dollars translated  to DKK at the  balance  sheet  date,  the  unrealised  exchange  gain/loss  is  recognized  directly  in the shareholders' equity.

(2)  The write down to fair market value  represents an impairment of certain  vessels in 1998.  There were no write-downs in the other periods presented.

(3)  The  extraordinary  items  represents a distribution of previously  paid insurance  premiums from the liquidation of the
     Danish War Risk Insurance Fund of approximately  DKK 68.7 million and the costs of shutting down our Hong Kong office of
     DKK 3.8 million for the year ended December 31, 1998.

(4)  Total assets for each period  includes  cash and bonds that are  designated  to serve as  collateral  for certain of our borrowings.  This was DKK 186 million as of December 31, 2002,  DKK 184 million as of December 31, 2001, DKK 207 million as of December  31,  2000,  DKK 246 million as of December  31, 1999 and DKK 243 million as of December  31,  1998.  See
     "Operating and Financial Review and Prospects" for further discussion.

(5)  Shares outstanding as of December 31, 2002 include 881,368 shares that we purchased and hold as own shares, reflected in shareholders'  equity.  As of December 31, 2001 we held 871,468 own shares whereas no shares were held in 1998, 1999 and
     2000.

(6)  The dividends in U.S. dollars are converted to U.S. dollars based on the exchange rate in place at the date of payment.

(7)  Profit (loss) from  discontinued  operations  for 2002  includes the gain on disposal of the Liner  activities of DKK 63 million.

(8)  U.S. GAAP information is not available for any period prior to January 1, 1999.

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

                                                DKK per U.S. dollar
                                     High        Low      Average(1)  Period End
     Year ended December 31,

1998 ..........................     7.0705      6.1195      6.7030      6.3625
1999 ..........................     7.4310      6.3070      6.9900      7.3950
2000 ..........................     9.0050      7.2080      8.0953      7.9442
2001 ..........................     8.8900      7.8260      8.3710      8.3529
2002 ..........................     8.6470      7.0850      7.8862      7.0850

----------
(1) The average of the exchange rates on the last business day of each full month during the relevant period.

                                                         DKK per U.S. dollar
                                                         -------------------
                                                          High         Low
                                                         ------       ------
Month ended

January 2002 ........................................    8.6470       8.2330
February 2002 .......................................    8.6275       8.4675
March 2002 ..........................................    8.5875       8.4130
April 2002 ..........................................    8.4870       8.2375
May 2002 ............................................    8.2410       7.9290
June 2002 ...........................................    7.9140       7.5170
July 2002 ...........................................    7.6350       7.3190
August 2002 .........................................    7.7040       7.5160
September 2002 ......................................    7.6720       7.4570
October 2002 ........................................    7.6540       7.5225
November 2002 .......................................    7.5050       7.3313
December 2002 .......................................    7.4795       7.0850
January 2003 ........................................    7.1684       6.8450
February 2003 .......................................    6.9375       6.8345
March 2003 ..........................................    7.0480       6.7140
April 2003 ..........................................    6.9975       6.6400
May 2003 ............................................    6.6022       6.2625

On June 24, 2003, the exchange rate between the Danish Kroner and the U.S. dollar was 6.4580.

B. Capitalization and Indebtedness

     Not Applicable.

C. Reason for the Offer and Use of Proceeds

     Not Applicable.

D. Risk Factors

     Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our American Depositary Shares or ADSs. Any of the risk factors could materially and adversely affect our business, financial condition or operating results and the trading price of our ADSs.

     Additional risks and uncertainties that we are not aware of or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity or results of operation.

INDUSTRY SPECIFIC RISK FACTORS

     The cyclical nature of the shipping industry may lead to volatile changes in charter rates and vessel values, which may adversely affect our earnings

     If the shipping industry, which has been and should remain cyclical, is depressed when our vessels' leases, or charters, expire, or when we want to sell a vessel, our earnings and available cash flow may decrease. Our ability to re-charter our vessels on the expiration or termination of their current charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market. Fluctuations in charter rates and vessel values result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the cargo that we carry, including oil and dry bulk products such as grain and coal.

     In addition, our ability to sell a vessel and the amount of the proceeds from such a sale will depend on economic conditions in the shipping industry. The shipping industry has experienced fluctuations in charter rates and vessel values resulting from changes in the demand for cargoes and in vessel capacity.

     The factors affecting the supply and demand for vessels are beyond our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The factors that influence demand for tanker and bulk capacity include:

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

     o    the demand for oil and oil products;

     o    political changes and armed conflicts;

     o    developments in international trade;

     o    changes in seaborne and other transportation patterns; and

     o    market expectations.

     Our revenues experience seasonal variations that may affect our earnings and financial performance

     We operate our tankers in markets that have historically exhibited seasonal variations in demand and, therefore, charter rates. Tanker markets are typically stronger in the winter months in the northern hemisphere due to increased oil consumption. In addition, unpredictable weather patterns in the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities.

     If we violate environmental laws or regulations, the resulting liability may significantly and adversely affect our earnings and financial condition

     Our operations are subject to extensive regulation designed to promote tanker safety, prevent cargo and bunker spills and generally protect the environment. Local, national and foreign laws, as well as international treaties and conventions, can subject us to material liabilities in the event that our vessels release oil and oil products or other hazardous substances. For example, the United States Oil Pollution Act of 1990, or OPA, provides that owners, operators and bareboat charterers are strictly liable for the discharge of oil in U.S. waters, including the 200 nautical mile zone off each coast of the U.S. OPA provides for unlimited liability in some circumstances, such as a vessel operator's gross negligence or willful misconduct. However, in most cases, OPA limits liability to the greater of $1,200 per gross ton or $10 million per vessel. OPA also permits states to set their own penalty limits. Most U.S. states bordering navigable waterways impose unlimited liability for discharges of oil in their waters. The International Maritime Organization, or IMO, has adopted a similar liability scheme that may impose strict liability for oil spills, subject to limits that do not apply if the release is caused by the vessel owner's intentional or reckless conduct.

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

     We believe that regulation of the tanker industry will continue to become more stringent and more expensive for our competitors and us. Substantial violations of applicable requirements or a catastrophic release from one of our vessels could have a material adverse impact on our financial condition and results of operations. More stringent maritime safety rules are also more likely to be imposed worldwide as a result of the recent oil spill in November 2002 relating to the loss of the M.T. Prestige, a 26-year old single-hull tanker owned by a company not affiliated with us. Additional laws and regulations may also be adopted that could limit our ability to do business or increase the cost of our doing business and that could have a material adverse effect on our operations. Government regulation of tankers, particularly in the areas of safety and environmental impact may change in the future and require us to incur significant capital expenditure on our vessels to keep them in compliance.

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

     o    prevailing level of charter rates; and

     o    technological advances.

     If we sell a vessel for less than its carrying value, we will realize a loss that will affect our results of operations.

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

     Certain of our loan agreements contain restrictive covenants, which may limit our liquidity and corporate activities and prevent proper service of debt, which could result in the loss of our vessels

     Some loan agreements impose operating and financial restrictions upon us. These restrictions may limit our ability to:

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

     Terrorist attacks, such as the attacks on the United States on September 11, 2001, and other acts of violence or war may affect the financial markets and our business, results of operations and financial condition.

     Terrorist attacks such as the attacks on the United States on September 11, 2001 and the United States' continuing response to these attacks, as well as the threat of future terrorist attacks, continues to cause uncertainty in the world financial markets. The recent conflict in Iraq may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets, including the energy markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

     Future terrorist attacks, such as the attack on the m.t. Limburg in October 2002, may also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. Any of these occurrences could have a material adverse impact on our operating results, revenue, and costs.

     Our earnings may be adversely affected if we do not successfully employ our vessels on time charters, in pools or take advantage of the current spot market

     We employ the majority of our vessels on spot voyage charters or short term time charters. Our operating results will therefore depend on the prevailing charter rates in a given time period. Charter rates are based in part on supply and demand and are extremely competitive. Significant fluctuations in charter rates will result in significant fluctuations in the utilization of our vessels and our profitability. Although we charter out some of our vessels on long term time charters when we want to lock in favorable charter rates and generate predictable revenue streams, our vessels that are committed to time charters may not be available for spot voyages during an upswing in the shipping industry, when spot voyages might be more profitable. We are impacted by any increase or decrease in market rates. If rates were to decrease significantly, we may not utilize our fleet fully and our earnings could be adversely impacted.

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

     Our vessels may suffer damage and we may face unexpected dry-dock repairs that could affect our cash flow and financial condition

     If our owned or bareboat chartered in vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and can be substantial. We may have to pay dry-docking costs that are not covered by our insurance, which would decrease earnings.

     Purchasing and operating second-hand vessels may result in increased operating costs, which could adversely affect our earnings

     We own both vessels constructed for us directly by builders and second-hand vessels purchased from other owners. While we inspect second-hand vessels prior to purchase, this does not normally provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties from the builders if we buy vessels older than one year.

     In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of June 15, 2003, our fleet of owned and long term chartered vessels included six vessels more than 10 years of age. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine and hull technology. After 15 years, the majority of charterers and oil companies impose restrictions on vessels, which makes it more difficult to trade the vessels with optimal flexibility. In addition, these older vessels must meet certain hull thickness tests, however, we still consider a useful lifetime of 25 years to be the best estimate of the economic lifetime of a vessel. Furthermore, cargo insurance rates increase for vessels over 15 years of age, making them less desirable to charterers.

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

     Risks involved with operating ocean-going vessels could affect our business and reputation, which would adversely affect our revenues

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

     We may not have adequate insurance to compensate us if one of our vessels is involved in an accident

     We procure insurance for our fleet against those risks that we believe the shipping industry commonly insures against. These insurances include hull and machinery insurance, protection and indemnity insurance, including environmental damage and pollution insurance coverage, and war risk insurance. We carry insurance against loss of hire as well. We can give no assurance that we are adequately insured against all risks. We may not be able to obtain adequate insurance coverage at reasonable rates for our fleet in the future. The insurers may not pay particular claims. Our insurance policies contain deductibles for which we will be responsible, limitations and exclusions, which although we believe are standard in the shipping industry, may nevertheless increase our costs or lower our revenue.

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

     Our operations expose us to global risks that may interfere with the operation of our vessels

     We are an international company and conduct our operations globally. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and West Africa. Following the terrorist attacks in New York City on September 11, 2001 and the military response by the United States, the likelihood of acts of terrorism in the Middle East region and Southeast Asia may increase as shown by the attack on the m.t. Limburg in Yemen in October 2002, and our vessels trading in those areas may face higher risks of being attacked. Future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance.

     Because we generate nearly all of our revenues in U.S. dollars, but incur some of our expenses in Danish Kroner and other currencies, exchange rate fluctuations could hurt our results of operations

     As of 2002, we generated nearly all of our revenues in U.S. dollars but incurred approximately 9% of our expenses in currencies other than U.S. dollars, including Danish Kroner. A change in exchange rates could lead to fluctuations in reported net income due to changes in the value of the Danish Kroner relative to the U.S. dollar.

     Interest rate fluctuations may significantly affect our loan payments, which could adversely affect our financial condition

     As of December 31, 2002, all of our loans bore interest at floating rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders. As of December 31, 2002, we had entered into interest swap agreements expiring between 2003 and 2007 for approximately 64% of the then outstanding principal amounts of our loans that may mitigate some of this exposure. However, increases in interest rates will increase our payments under loans not covered by the cap and swap agreements and may negatively affect our earnings.

     Because we are a foreign corporation, you may not have the same rights that a creditor of a U.S. corporation may have

     Our investors may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction. In addition, the executive officers and administrative activities and assets of the Company are located outside the United States. As a result, it may be more difficult for investors to effect service of process within the United States upon the Company, or to enforce both in the United States and outside the United States judgments against the Company in any action, including actions predicated upon the civil liability provisions of the federal securities laws of the United States.

     It may be difficult to serve process on or enforce a United States judgment against our officers, our directors and us

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

     Historically, the shipping industry has been highly unpredictable and volatile. The market for ADSs in the shipping industry may be equally volatile. The Copenhagen Stock Exchange is smaller and less liquid than the major securities exchanges or markets in the United States. The trading volume of our shares on the Copenhagen Stock Exchange has been volatile. ADSs representing our common shares have been traded in the United States only since April 16, 2002, and it may be hard to predict future trading levels or volatility. Consequently, you may not be able to sell ADSs at the time and at the price you desire.

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

     You may receive a smaller dividend than what you expected to receive when the dividend was approved

     Under Danish law, the board of directors proposes dividends and the shareholders vote whether to accept the proposal or to lower the dividend. We will pay any dividends in Danish Kroner to our depository agent for the ADSs, and our depository agent will convert the amounts into U.S. dollars at the relevant exchange rate and distribute the dividend to you. If the Danish Kroner depreciates against the U.S. dollar before our depository agent distributes the dividend, you may receive a smaller dividend than what you expected to receive at the time the dividend was approved by shareholders.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

     We are Aktieselskabet Dampskibsselskabet Torm, a Danish shipping company founded in 1889 under the Danish Companies Act that is engaged primarily in the ownership and operation of product tankers and bulk carriers. We also provide offshore marine service vessels, but intend to cease this service upon the expiration of the chartered in vessel in 2003. Our product tankers primarily carry refined products such as naphtha, gasoline, gas oil, jet fuel, and diesel oil. Our dry bulk vessels carry commodities such as coal, iron ore and grain. Our vessels trade worldwide. Our registered office and principal place of business is at Marina Park, 10 Sundkrogsgade, DK-2100, Copenhagen 0, Denmark. Our telephone number is +45 39179200. All the financial information presented in
Item 4 is in accordance with Danish GAAP.

     We provide transportation services by utilizing a fleet of vessels that we own, charter in on short and long term time charters, or commercially manage as the manager of a pool or through contracts with third party owners. We own 14 vessels, including ten product tankers and four dry bulk carriers. We also own a 50% interest in an additional product tanker. We charter in four product tankers on long term time charters due to expire between 2004 and 2009. We charter in one platform supply vessel on short term time charter that expire in 2003. We also charter in tankers and bulk vessels as are needed by the pools we manage. In addition, we commercially manage approximately 44 vessels for other third party owners and charterers.

     Our primary capital expenditures are the acquisitions of vessels. For the past several years, we have been acquiring new vessels and disposing of older vessels in our fleet to ensure compliance with the safety requirements of the IMO. During the past three years, we have entered into contracts to purchase ten additional vessels under construction, or newbuildings, for a total cost of U.S. dollars 309 million or approximately DKK 2.6 billion and have sold eight vessels for aggregate proceeds of approximately U.S. dollars 186 million or approximately DKK 1.5 billion.

B. Business Overview

THE FLEET

     Our fleet of owned or partially owned vessels consists of 11 product tankers and 4 dry bulk carriers. The total tonnage of those vessels is approximately 789,000 dwt, of which one vessel of 84,000 dwt is owned jointly with a partner.

During 2000 we sold, then chartered back on a long term basis, the following vessels:

     o    The product tanker TORM Kristina.

     o    The product tanker TORM Gudrun.

     In 2000, we placed orders for the building of two new 100,000 dwt product tankers, of which we expect to take delivery in 2003. In 2001, we placed orders for two additional 45,000 dwt tankers, of which we took delivery in early 2003. In 2002, we placed orders for two LR1 75,000 dwt tankers, of which we expect to take delivery in 2004.

     The following table lists our entire fleet of owned and long term chartered in vessels:

Product Tankers     Year Built     Dwt           Ownership          Flag (1)
---------------     ----------     ---           ---------          --------

Wholly Owned
TORM Helene            1997      99,990     Hermia Shipping            DIS
TORM Gotland           1995      47,629     Alice Shipping             DIS
TORM Mary              2002      45,800     Estrid Shipping            DIS
TORM Vita              2002      45,800     Ragnhild Shipping          DIS
TORM Gertrud           2003      45,800     Gertrud Shipping           DIS
TORM Gerd              2002      45,800     Gerd Shipping              DIS
TORM Anne              1999      45,507     Anne Product Carriers      Singapore
TORM Gunhild           1999      45,457     Gunhild Shipping           DIS
TORM Gyda              1992      44,646     Skagerak Tankers           DIS
Olga                   1992      44,646     Olga Shipping              Liberia
TORM Asia              1994      44,367     Caseros Shipping           Hong Kong
Partially Owned
Kirsten                1988      83,660     Hilde Shipping             NIS
Chartered In
TORM Kristina          1999     105,000     DS-Rendite-Fonds nr. 78    Liberia
TORM Gudrun            2000      99,990     DS-Rendite-Fonds nr. 77    Liberia
TORM Hilde
  (ex.Sitamona)        1990      84,040     Rask Shipping              NIS
TORM Margrethe         1988      83,955     KS UL Margrethe            DIS
                                            ---------------

Bulk Carriers       Year Built     Dwt                                    Flag
-------------       ----------     ---                                    ----
TORM Marina            1990      69,637     Bothnia Shipping           DIS
TORM Tekla             1993      69,268     Tekla Shipping             DIS
TORM Arawa             1997      27,827     Southern Light Shipping    Liberia
TORM Pacific           1997      27,802     Eastern Light Shipping     Liberia

     (1) DIS stands for the Danish International Shipping Registry and NIS stands for the Norwegian International Shipping Registry.

     In our product tanker division, we are engaged in the transportation of refined oil products such as gasoline, jet fuel, naphtha and diesel oil. We own and operate three sizes of product carriers. The largest vessels are Aframax tankers of approximately 100,000 to 105,000 dwt, that primarily transport naphtha between the Arabian Gulf and Japan and other East Asiatic countries. The other two sizes of product tankers, Panamax, which are tankers of approximately 80,000 to 85,000 dwt, and Handymax, which are tankers of approximately 40,000 to 50,000 dwt, operate in the above mentioned areas and in the U.S., Africa, in Europe and the Caribbean. One of the vessels is owned in joint venture with a partner.

     Our dry bulk vessels transport products such as grain, coal and iron ore. We operate dry bulk vessels of two sizes: Panamax and Handysize. The Panamax dry bulk vessels, which range between 60,000 and 80,000 dwt, carry iron ore and coal as well as commodities such as grain, bauxite and fertilizer. The Handysize vessels are approximately 20,000 to 30,000 dwt and are fitted to carry logs, but can also carry commodities such as grain, fertilizer and steel.

     The liner division was sold to companies in the A. P. M0ller Group in September 2002, as a part of our strategy to focus on two segments. Through the liner service, we were engaged in the transportation of containers, break bulk cargoes, specialized cargoes and oil drilling equipment servicing the Gulf and East Coast of the United States and West Africa. The service was carried out through chartering in multipurpose/semi-containerized vessels that were capable of carrying containers and general cargo.

     In 1997, we diversified into the operation of anchor-handling tug/supply vessels and other similar offshore craft that service oil rigs. Currently, we have bareboat chartered a platform supply vessel, TORM Kestrel, and we intend to cease our offshore vessel activity upon the termination of the remaining charter in 2003.

     Each of our vessel categories generates net earnings from shipping activities by operating owned and chartered in vessels. Over the last three financial years the contribution to net earnings from shipping activities per division has been as follows:

Division                 2000                 2001                 2002
--------                 ----                 ----                 ----

Product Tankers           79%                  85%                  98%
Dry Bulk Vessels          10%                   7%                  -5%
Liner Service              7%                   5%                   6%
Offshore Craft             4%                   3%                   1%

PRODUCT TANKER POOLING ARRANGEMENTS

     We employ all of our owned and long term chartered product tankers in three pooling arrangements, the LR2 Pool, the LR1 Pool and the TPP Pool (MR), along with vessels from several other shipping companies. The manager of each pool has the responsibility for the commercial management of the participating vessels, including the marketing, chartering, operation and bunker (fuel oil) purchase of the vessels. Each pool is administered by a pool board, which is comprised of representatives of each pool participant. The pool boards set the pools' policies and issue directives to the pool managers. The pool participants remain responsible for all other costs including the financing, insurance, manning and technical management of their vessels. The earnings of all of the vessels are aggregated and divided according to the relative performance capabilities of the vessel and the actual earning days each vessel is available.

LR2 Pool

     The LR2 Pool is comprised of 13 Aframax tankers with double hulls that mainly trade clean petroleum products. We formed LR2 Management A/S, a Danish corporation that serves as the commercial manager of the LR2 Pool. We own 50% of all issued and outstanding voting stock of LR2 Management A/S. The other 50% is owned by A.P. M0ller, one of the pool participants. The other participants in this pool are Primorsk Shipping Corporation and Reederei "Nord" Klaus E. Oldendorff Ltd. One of our owned vessels and two of our chartered in vessels, TORM Helene, TORM Kristina and TORM Gudrun, currently participate in this pool and we have contracted to add two newbuildings to the pool in 2003 when the vessels are delivered from the shipbuilding yards. The LR2 pool has also time chartered in on a short term basis one vessel, the charter of which is expected to end in January 2004. If a participant wants to sell one of its vessels in the pool, it needs to give notice to the pool board two months in advance of such sale, and six months notice is required for a participant to withdraw all of its vessels from the pool.

LR1 Pool

     The LR1 Pool consists of 23 Panamax tankers, and we serve as the sole manager of the pool. The other participants in this pool are Nordic Tankers I/S, Nordan Tankers 3 Inc., Nordan Tankers 4 Inc., Nordan Tankers 5 Inc., Marinvest Shipping AB and Waterfront Shipping AS. Currently three of our vessels, TORM Hilde (ex. Sitamona), TORM Margrethe and Kirsten, participate in this pool, and we have contracted to add two new buildings to the pool in 2004 when the vessels are delivered from the shipbuilding yards. If a participant wants to sell one of its vessels or withdraw all of them from the pool, it needs to give three months advance notice to the pool board.

TPP Pool (MR)

     The TPP Pool is a pooling arrangement we have entered into with Primorsk Shipping Corporation, Sanmar Shipping and LGR Di Navigazone S.P. for the pooling of 21 Handymax product tankers. We serve as the sole manager of the TPP Pool. Nine of our vessels, Torm Mary, Torm Vita, Torm Gertrud, Torm Gerd, Torm Gunhild, Torm Asia, Torm Gotland, Torm Anne and Olga, participate in this pool. If a participant wants to sell one of its vessels or withdraw all of them from the pool, it needs to give three months advance notice to the pool manager. Our two Handymax new buildings were entered into this pool upon their delivery in early 2003.

DRY BULK VESSEL POOLING ARRANGEMENTS

     We operate our dry bulk vessels in two pooling arrangements based on the size of the vessel. Similar to the pooling arrangement for our product tankers, the earnings of all of the vessels are aggregated and divided according to the relative performance capabilities of the vessel and the actual earning days per vessel. Each pool is administered by a pool board, which is comprised of representatives of each pool participant. The pool boards set the pools' policies and issue directives to the pool managers. The pool participants remain responsible for the financing, insurance, manning and technical management of their individually owned vessels.

Panamax Pool

     We operate a pool with Wah Kwong Shipping Agency Co. consisting of approximately 15 to 25 Panamax vessels. Two of our owned vessels participate in this pool, TORM Marina and TORM Tekla, but we also time charter approximately 13 additional vessels on time charters ranging from 60 days to three years to suit the needs of the pool. We serve as the commercial manager of the pool and our responsibilities include marketing, chartering, operation and bunker fixing and chartering of the vessels.

Handysize Pool

     We established a new pool called the International Handybulk Carriers, or IHC Pool, on October 1, 2001, together with Pacific Basin Shipping Investments Limited and Wah Kwong Shipping Holdings Limited. This pool is comprised of approximately 30 to 35 vessels. Pacific Basin serves as commercial manager for the pool. We have entered two of our owned vessels into the pool, TORM Arawa and TORM Pacific, as well as two chartered in vessels.

OUR INVESTMENT IN DAMPSKIBSSELSKABET "NORDEN" A/S

     In June 2002, we purchased 30.8% of Dampskibsselskabet "NORDEN" A/S's, or NORDEN's, share capital excluding treasury shares, followed by a public offer to NORDEN's shareholders at DKK 360 per share.

     NORDEN, founded in 1871, is a Danish based shipping company listed on the Copenhagen Stock Exchange. NORDEN's focus is on tankers and bulk carriers. NORDEN runs a worldwide operation of approximately 75 vessels through a mix of owned and chartered tonnage.

     Upon the expiration of our tender offer on July 29, 2002, the offer was neither extended nor increased. As of June 15, 2003, we were NORDEN's single largest shareholder, with 33.35% of NORDEN's outstanding shares, excluding treasury shares. It is our goal to achieve a successful combination of the two companies, which would provide a platform for further growth, and give us a genuine competitive advantage in the international shipping market place.

THE INDUSTRY - TANKERS

     The international product tanker industry provides seaborne transportation of refined petroleum products for the oil market. According to industry sources, tankers transported approximately 518 million tons of refined oil products in 2002. The two main types of operators that provide transportation services in the tanker market are:

     o    major oil companies; and

     o    independent shipowners.

     They provide transportation services for end users such as:

     o    oil companies;

     o    oil traders;

     o    petrochemical companies;

     o    government agencies; and

     o    power plants.


     According to industry sources, the world tanker fleet above 10,000 dwt consists of approximately 3,450 vessels totaling 295 million dwt as of January 1, 2003. Oil companies own, or control through long-term time charters, approximately one third of the current world tanker capacity. Independent shipowners own or control the other two thirds. Oil companies use their fleets not only to transport their own oil products, but also to compete with the independent shipowners to transport oil products for others.

     The quality of tanker vessels and operations has improved over the past several years, as charterers and regulators increasingly focus on safety and protection of the environment. National authorities and international conventions have historically regulated the oil transportation industry. Since 1990, the emphasis on environmental protection has increased. Legislation and regulations such as the U.S. Oil Pollution Act of 1990, or OPA, IMO, protocols and classification society procedures demand higher-quality tanker construction, maintenance, repair and operations. Charterers of all types, including oil companies, terminal operators, shippers and receivers are becoming increasingly selective in their acceptance of tankers and are inspecting and vetting both vessels and companies on a periodic basis. As these changes have imposed costs and potential liabilities on tanker owners and operators, they have also raised barriers to entry and favored shipowners with quality fleets and operations. Limitations imposed by port states and the IMO on trading of older single hull vessels should accelerate the commercial obsolescence of older, poor-quality tankers.

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

     Our vessels primarily transport clean products. Our double-hulled product tankers, which range in size from 45,000 dwt to 105,000 dwt, compete with tankers of similar size and quality. The rates that we are able to obtain for our vessels are subject to the supply and demand dynamics described below.

Supply and Demand for Tankers

     The supply of, and demand for, tanker capacity strongly influences tanker charter rates and vessel values for all tankers. Supply and demand has historically caused fluctuations in tanker charter rates and second hand values.

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

     o    competition from alternative energy sources; and

     o    regulatory environment.

     The supply of tanker capacity is a function of the number of tankers delivered to the fleet relative to the number of tankers permanently taken from service when they become technically or economically obsolete. Currently, it takes approximately 24 to 36 months from the time a building contract is entered into before a newbuilding is delivered. Over the past three years, the average age of tankers removed from service has mainly ranged between 21 and 25 years. Other factors affecting the supply of tankers include:

     o the number of combined carriers, or vessels capable of carrying oil or dry bulk cargoes, carrying oil cargoes;

     o    the number of new buildings on order and being delivered;

     o the number of tankers in lay-up, which refers to vessels that are in storage, dry-docked, awaiting repairs or otherwise not available or out of commission; and

     o the number of tankers scrapped for obsolescence or subject to casualties;

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

CHARTERING OF THE FLEET

     Vessels can be chartered by customers in a variety of ways.

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

     All of our vessels operate in pools. Within each pool, a vessel may be time chartered out by the pool manager, but the charterhire is divided among all of the vessels in the pool and therefore does not provide us with the steady income normally associated with time charters. Each pool manager will determine the number of vessels to be time chartered depending on charter hire rates and pool board strategy. Vessels in our pools that are not time chartered generally trade in the spot market. However, the pools do enter into contracts of affreightment, which provide a guaranteed fixed income over a period of time.

MANAGEMENT OF THE FLEET

     We provide the operations, chartering, technical support, shipyard supervision, insurance and financing management services necessary to support our fleet. Our chartering staff, as well as our fleet's management personnel, is located in the head office in Copenhagen. Our staff in Copenhagen makes recommendations to our senior management regarding the chartering of our vessels, as well as identifying when opportunities arise to buy or sell a vessel. We have offices worldwide in London, Singapore and Tokyo, but all decisions relating to the vessels we manage are made or approved in our office in Copenhagen.

SEASONALITY

     The demand for product tankers, bulk carriers and liner vessels has historically fluctuated depending on the time of year. Demand for product tankers is influenced by many factors, including general economic conditions, but it is primarily related to demand for petroleum products in the areas of greatest consumption. Accordingly, demand for product tankers generally rises during the winter months and falls during the summer months in the Northern hemisphere. Demand for bulk carriers is not as volatile as that for tankers, but demand does generally increase in the spring months in North America as demand for grain increases and generally falls back during the winter months. More consistent commodities such as coal, however, provide some stability to the bulk vessel trade. Moreover, these are generalized trading patterns that vary from year to year and there is no guarantee that similar patterns will continue in the future.

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

Environmental Regulation -- IMO

         The International Maritime Organization, or IMO, an agency organized in 1959 by the United Nations, has adopted regulations, which set forth pollution prevention requirements applicable to tankers. These regulations, which have been implemented in many jurisdictions in which our vessels operate, provide, in part, that:

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

     Also, under IMO regulations, a tanker must be of double-hull construction or a mid-deck design with double-sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

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

Environmental Regulation--OPA/CERCLA

     The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the U.S. or its territories or possessions, or whose vessels operate in the waters of the U.S., which include the U.S. territorial waters and the two hundred nautical mile exclusive economic zone of the U.S. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, applies to the discharge of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

     Under OPA, vessel owners, operators and bareboat or "demise" charterers are "responsible parties" who are all liable regardless of fault, individually and as a group, for all containment and clean-up costs and other damages arising from oil spills from their vessels. These "responsible parties" would not be liable if the spill results solely from the act or omission of a third party, an act of God or an act of war. The other damages aside from cleanup and containment costs are defined broadly to include:

     o    natural resource damages and related assessment costs;

     o    real and personal property damages;

     o    net loss of taxes, royalties, rents, profits or earnings capacity;

     o net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

     o    loss of subsistence use of natural resources.

     OPA limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons. This is subject to possible adjustment for inflation. OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states, which have enacted their own legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws.

     CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million. These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.

     OPA requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker will be required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum liability under OPA and CERCLA. We have provided requisite guarantees and received certificates of financial responsibility from the U.S. Coast Guard for each of our vessels required to have one.

     We insure each of our vessels with pollution liability insurance in the maximum commercially available amount of $1 billion. A catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business.

     Under OPA, with certain limited exceptions, all newly-built or converted tankers operating in U.S. waters must be built with double-hulls. Existing vessels that do not comply with the double-hull requirement must be phased out over a 20-year period beginning in 1995 based on size, age and place of discharge, unless retrofitted with double-hulls. Notwithstanding the phase-out period, OPA currently permits existing single-hull tankers to operate until the year 2015 if their operations within U.S. waters are limited to:

     o discharging at the Louisiana Offshore Oil Port, also known as the LOOP; or

     o unloading with the aid of another vessel, a process referred to in the industry as "lightering," within authorized lightering zones more than 60 miles off-shore.

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

     o    describe crew training and drills; and

     o identify a qualified individual with full authority to implement cleanup actions.

     We have obtained vessel response plans approved by the U.S. Coast Guard for our vessels operating in United States waters. In addition, the U.S. Coast Guard has announced it intends to propose similar regulations requiring certain tanker vessels to prepare response plans for the release of hazardous substances.

Environmental Regulation--Other

     Although the U.S. is not a party to these conventions, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, or CLC. Under this convention, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of oil, subject to some complete defenses. Liability is limited to approximately $183 per gross registered ton or approximately $19.3 million, whichever is less. If, however, the country in which the damage results is a party to the 1992 Protocol to the CLC, the maximum liability rises to approximately $82.7 million. The limit of liability is tied to a unit of account, which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault and under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states, which are party to this convention must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

     In addition, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

     Several of our vessels currently carry cargoes to United States waters regularly and we believe that all of our vessels are suitable to meet OPA requirements and that they would also qualify for trade if chartered to serve U.S. ports.

European Union and IMO Regulations

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

     As a part of this, the European Commission has adopted a proposal for a general ban on single-hull oil tankers. The timetable for the ban is similar to that set by the United States under OPA in order to prevent oil tankers banned from U.S. waters from shifting their trades to Europe. The ban plans for a gradual phase-out of tankers depending on vessel type:

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

     Partly in response to the oil spill caused by the sinking of the tanker Prestige, a single hulled tanker owned by an entity that is not affiliated with us, in November 2002, the European Union proposed new regulations in March of 2003 that would, among other things, place a ban on the transportation of heavy oil grades in all single-hull tankers loading or discharging at European Union ports. These regulations also accelerate the phase-out schedule of all single hull tankers. The European Union Parliament is scheduled to meet in July 2003, to ratify these new regulations. The details of the proposal are as follows:

     o Single hull tankers built on or before 1980 will immediately be barred from entering into ports, offshore terminals, or anchor in an area under the jurisdiction of a Member state.

     o Heavy crude oils (API grade < 25.7, heavy fuel oils (viscosity >180 mm2/s), bitumen and tar and their emulsion may be carried in double hull tankers only.

     o Single hull non-segregated ballast tankers built on or before 1981 will be phased out in 2004.

     o Single hull non-segregated ballast tankers built on or before 1982 will be phased out in 2005.

     o Otherwise, the proposed phase out schedule is the same as that of with OPA.

     Several European Union nations have already implemented an absolute ban on single hull tankers carrying fuel oil and heavy oil grades. Spain has banned single hull tankers over 5,000 dwt and carrying such cargo from entering her ports as of January 1, 2003. Italy has announced that similar measures applicable to single hull tankers over 15 years of age will be implemented during the first half of 2003, and Spain, France and Portugal have prohibited single hull tankers carrying such cargoes from passing through their 200-mile economic exclusion zones since December, 2002.

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

     Most vessels are also dry-docked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a condition of class, known as a "recommendation" which must be rectified by the shipowner within prescribed time limits.

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

RISK OF LOSS AND LIABILITY INSURANCE

General

     The operation of any cargo vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the U.S. market. We carry insurance against loss of hire, which protects against business interruption following a loss under our hull and machinery policy. This policy does not protect us from business interruptions caused by any other losses. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery Insurance

     We have obtained marine hull and machinery and war risk insurance, which include damage to a vessel's hull and machinery, collisions and the risk of actual or constructive total loss, for all of our vessels. The vessels are each covered up to at least fair market value. Under some circumstances, salvage and towing expenses may be covered. We also arranged increased value coverage for each vessel. Under this increased value coverage, in the event of total loss of a vessel, we will be able to recover for amounts not recoverable under the hull and machinery policy by reason of any under-insurance.

Protection and Indemnity Insurance

     Protection and Indemnity insurance is provided by mutual protection and indemnity associations, which cover our third party liabilities in connection with our shipping activities including other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, damage to other third-party property, pollution arising from oil or other substances, and in some circumstances, salvage, towing and other related costs, including wreck removal. Our current protection and indemnity insurance coverage for pollution is $1 billion.

COMPETITION

     We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. We conclude our time charters and voyage charters in the spot market through the use of brokers, through whom we negotiate the terms of the charters based on market conditions and experience. We compete primarily with owners of tankers in the Handymax, Panamax and Aframax class sizes in our tanker division. Ownership of tankers is highly fragmented and is divided among major oil companies and independent tanker owners. Our bulk vessels and liner service also compete with other vessels of the same type and size.

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

     We time chartered a container vessel, the TORM Alexandra, which suffered a casualty at the port of Monrovia, Liberia in July 2001. Subsequently, the vessel's underwriters declared the vessel a constructive total loss, and the time charter was terminated. The port authorities have notified both the owner of the vessel and us that they intend to pursue claims related to damage to a quay, a spillage of fuel oil, and loss of life of persons who later tried to loot cargo from the vessel. Owners have pursued a claim against us for loss of the vessel. We believe that the owner of the vessel is liable for all of these claims and that the owner has insurance coverage for these claims. To the extent claims are brought against us, we believe that those claims are covered by insurance, and that this casualty will not have a material effect on our financial condition or results of operations.

C. Organizational Structure

     The following tables set forth our significant subsidiaries as of June 15, 2003.

     Our Wholly-Owned Tankers. Each subsidiary listed below is a wholly-owned Liberian corporation (with the exception of Anne Product Carriers (PTE) Ltd., which is a Singapore corporation) that owns a 100% interest in a tanker.

Subsidiary                                             Vessel
----------                                             ------

Hermia Shipping Corporation                            TORM Helene
Alice Product Tanker Corporation                       TORM Gotland
Estrid Shipping Corporation                            TORM Mary
Ragnhild Shipping Corporation                          TORM Vita
Gertrud Shipping Corporation                           TORM Gertrud
Gerd Shipping Corporation                              TORM Gerd
Anne Product Carriers (PTE) Ltd.                       TORM Anne
Gunhild Shipping Corporation                           TORM Gunhild
Olga Shipping Corporation                              Olga
Skagerak Tankers Limited                               TORM Gyda
Caseros Shipping Limited                               TORM Asia

     Our 50%-owned Tanker. The subsidiary listed below is a wholly-owned Liberian corporation that owns 50% of the ownership interests in a tanker. An unaffiliated third party owns the remaining 50%.

Subsidiary                                             Vessel
----------                                             ------

Hilde Shipping Corporation                             Kirsten

Our Chartered-In Tankers. We directly charter-in four tankers from unaffiliated third party vessel owners: the TORM Margrethe and TORM Hilde under bareboat charters and the TORM Gudrun and TORM Kristina under time charters.

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

D. Property, Plant and Equipment

     We do not own any real property other than three small residential properties. We lease office space in Copenhagen, Singapore and London. The Copenhagen office comprises approximately 3,000 square meters and is leased until July 2010 at a rate of DKK 4.5 million, or approximately USD 570,000 per year from an unaffiliated third party. The Singapore office comprises approximately 120 square meters and is leased until May 31, 2005 at a rate of SGD 93,306, or approximately USD 52,069 (DKK 410,817) per year from an unaffiliated third party. Furthermore, we have an apartment in Singapore that is leased until June 21, 2005 at a rate of SGD 54,000, or approximately USD 30,135 (DKK 237,757) per year from an unaffiliated third party. The London office comprises approximately 550 square feet and is leased until March 2004 at a rate of (pound)21,000, or approximately USD 30,000 (DKK 237,000), per year from an unaffiliated third party.

     The following table lists our entire fleet of owned and long term chartered in vessels:

Product Tankers    Year Built     Dwt          Ownership             Flag (1)
---------------    ----------     ---          ---------             --------

Wholly Owned
TORM Helene           1997      99,990     Hermia Shipping             DIS
TORM Gotland          1995      47,629     Alice Shipping              DIS
TORM Mary             2002      45,800     Estrid Shipping             DIS
TORM Vita             2002      45,800     Ragnhild Shipping           DIS
TORM Gertrud          2003      45,800     Gertrud Shipping            DIS
TORM Gerd             2002      45,800     Gerd Shipping               DIS
TORM Anne             1999      45,507     Anne Product Carriers       Singapore
TORM Gunhild          1999      45,457     Gunhild Shipping            DIS
TORM Gyda             1992      44,646     Skagerak Tankers            DIS
Olga                  1992      44,646     Olga Shipping               Liberia
TORM Asia             1994      44,367     Caseros Shipping            Hong Kong
Partially Owned
Kirsten               1988      83,660     Hilde Shipping              NIS
Chartered In
TORM Kristina         1999     105,000                                 Liberia
TORM Gudrun           2000      99,990                                 Liberia
TORM Hilde
  (ex.Sitamona)       1990      84,040     Rask Shipping               NIS
TORM Margrethe        1988      83,955     D/S TORM                    DIS
                                           --------

Bulk Carriers      Year Built     Dwt                                Flag
-------------      ----------     ---                                ----
TORM Marina           1990      69,637     Bothnia Shipping            DIS
TORM Tekla            1993      69,268     Tekla Shipping              DIS
TORM Arawa            1997      27,827     Southern Light Shipping     Liberia
TORM Pacific          1997      27,802     Eastern Light Shipping      Liberia

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The financial information included in the discussion below is derived from our consolidated financial statements. The consolidated financial information includes the results of our Liner activities, which were disposed of during 2002 (see Note 16 to the consolidated financial statements). The consolidated financial statements have been prepared in accordance with Danish GAAP, which differs in certain significant respects from U.S. GAAP. For a discussion of the differences between Danish GAAP and U.S. GAAP and a reconciliation of profit
(loss) and stockholders' equity to U.S. GAAP, see Note 17 to our consolidated financial statements.

A. Operating Results

                                             For the year ended December 31
                                         --------------------------------------
                                            2000          2001          2002
                                         ----------    ----------    ----------
                                        (restated)     (restated)
                                                  (in thousands of DKK)
Statement of Operations Data:

Net revenue                               2,158,671     2,583,351     1,948,036
Port expenses, Bunkers, Charter
Hire and Technical Running costs         (1,545,801)   (1,792,776)   (1,616,391)
                                         ----------    ----------    ----------

Net earnings from shipping activities       612,870       790,575       331,645
Profit on sale of vessels/interests          12,263        92,960        81,164
Administrative expenses                     (84,418)     (129,535)     (115,890)
Other operating income                       45,305        60,197        55,228
Depreciation and write downs               (220,727)     (159,160)     (145,357)
                                         ----------    ----------    ----------

Profit/(loss) before financial items        365,293       655,037       206,790
Financial items                            (156,737)     (101,444)      (91,655)
                                         ----------    ----------    ----------

Profit (loss) before tax                    208,556       553,593       115,135
Tax on profit on ordinary activities        (53,298)     (166,018)      360,190
                                         ----------    ----------    ----------

Profit (loss) for the year                  155,258       387,575       475,325
                                         ----------    ----------    ----------

     The above consolidated financial data includes the Liner activities, which was sold to companies in the A.P. M0ller Group on September 16, 2002. The results of the operations attributable to the Liner activities, which represent a discontinued operation, are described in Note 1. The impact of this sale is summarized in Note 16 to our consolidated financial statements included herein.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 2002 AND THE YEAR ENDED DECEMBER 31, 2001

Net revenue

     TORM's net revenue was DKK 1,948 million in 2002 as compared to DKK 2,583 million in 2001, or DKK 1,547 million in 2002 as compared to DKK 2,003 million in 2001 excluding the Liner activities. The decrease in net revenue in 2002 was primarily a result of lower revenue in the product tanker segment and a decrease in the average USD/DKK exchange rate between 2001 and 2002.

     The decrease in the average USD/DKK exchange rate between 2001 and 2002 of 5.2% negatively affected the total reported revenue by DKK 100 million of which approximately DKK 50 million can be attributed to tanker revenues, approximately DKK 30 million to bulk activities and DKK 20 million to discontinuing operations.

     The decrease in the tanker division's net revenue to DKK 913 million in 2002 as compared to DKK 1,328 million in 2001 was primarily attributable to lower freight rates in 2002 as compared to 2001 and the exchange rate decrease of 5.2% in 2002. The decline in freight rates in 2002 as compared to 2001 of approximately 33% was a consequence of a significant increase in the world fleet, a worsening world economy and the fact that 2001 freight rates were very high. Despite taking delivery of four product tankers in 2002, the tanker division operated approximately the same number of vessel days as in 2001, as two vessels that were chartered in were redelivered in 2002. Towards the end of 2002, freight rates in the product tanker segment increased considerably, leading to higher earnings, particularly in December 2002.

     For the bulk division, the revenue was DKK 592 million for 2002 as compared to DKK 590 million for 2001. Despite a decrease in freight rates of approximately 18% in 2002 as compared to 2001 and the effect of a lower average USD/DKK exchange rate, bulk division revenue increased marginally. This was attributable to the increase in TORM's bulk tonnage in the second half of 2002 through time-chartering in additional vessels at low levels. The additional vessels were primarily in the Panamax segment, where TORM chartered-in 13 vessels. Net revenue in the Liner activities was DKK 401 million through the September 16, 2002 as compared to DKK 581 million in 2001.

Port Expenses, Bunkers, Charter Hire and Technical Running costs (Operating costs)

     Charter hire and port expenses each represent 35 to 45% of the total operating costs, while technical running costs and bunker consumption represent a combined 10 to 15% of operating costs. All items included in operating costs are directly influenced by changes in the USD/DKK exchange rate.

     Port expenses and bunkers were DKK 835 million in 2002 as compared to DKK 808 million in 2001, or DKK 556 million in 2002 as compared to DKK 416 million in 2001 excluding the Liner activities. This change is primarily due to an increased level of activity in the bulk division in second half of 2002. The lower USD/DKK exchange rate decreased port and bunker expenses by DKK 43 million.

     Charter hire fell by DKK 225 million to DKK 565 million in 2002, or a decrease of DKK 181 million, excluding the Liner activities. The charter hire in the bulk division decreased by DKK 153 million from 2001 to 2002. Chartered in days were reduced by 24%, or DKK 78 million, and average charter hire fell by some 15%, or DKK 63 million, as the time charter market generally was weaker in 2002. By the end of 2002, the bulk division increased the chartering in activity due to an expected increase in freight rates in 2003 and 2004. The lower USD/DKK exchange rate decreased bulk charter hire by DKK 12 million. The tanker division had on average one less vessel chartered-in in 2002 because of a lack of tonnage at competitive prices, resulting in reduced charter hire expense of DKK 21 million, while one offshore vessel was redelivered to its owners due to the management's decision to cease this operation. The reduced charter hire was DKK 7 million. The lower USD/DKK exchange rate decreased total charter hire by DKK 24 million included in the above figures.

     Technical running costs increased by DKK 23 million to DKK 217 million in 2002 from DKK 194 million in 2001. The increase was primarily attributable to the tanker division, where costs increased by DKK 14 million due the delivery of four MR newbuildings during the year. Extensive repair work on four of the Company's tankers and one bulk carrier led to additional costs of DKK 17 million, while the reduced involvement in the offshore segment led to a DKK 10 million reduction in 2002, and a lower USD/DKK exchange rate led to DKK 6 million less costs. General cost increases added DKK 8 million to technical running costs.

         The time-chartered vessels in 2002 did not incur any technical running costs but only time charter hire payments.

Profit on sale of vessels/interest

     Profit from sales of vessels and interests comprise the profits from sales of vessel, companies, assets and activities as well as the recognition of deferred profits from sale/leaseback transactions. Profit from sales of vessels and interests were DKK 81 million in 2002 as compared to DKK 93 million in 2001, or DKK 17 million in 2002 as compared to DKK 92 million in 2001, excluding the Liner activities. Our profit from the sales of vessels and interest in 2002 includes DKK 17 million from the recognition of deferred profits on the sale/leaseback transactions. The profit in 2001 consisted of DKK 74 million from the sale of two offshore vessels and one MR product tanker and DKK 19 million related to recognition of deferred profits on the sale/leaseback of vessels.

Administrative expenses

     Administration expenses was DKK 116 million in 2002 as compared to DKK 130 million in 2001, or DKK 101 million as compared to DKK 113 million, excluding the Liner activities. The additional expenses in 2001 were primarily associated with offering shares to the employees at a discount to market value and an employee option program totaling DKK 10 million. Furthermore, the expenses for 2001 contained items related to a branding campaign for TORM and other external consultant fees of DKK 4 million. Additional insurance expenses increased by DKK 2 million in 2002.

Other operating income

     Other operating income primarily comprised income from chartering commissions in connection with the management of the product tanker and bulk pools. Other operating income decreased by DKK 5 million in 2002 to DKK 55 million from DKK 60 million in 2001, of which DKK 1.5 million was associated with the Liner activities. The lower level of other operating income in 2002 was attributable to lower freight rates for tank and bulk vessels in 2002, as the fees are calculated as a percentage of freight income in the pools. This had a negative effect of DKK 20 million in 2002. In addition, the lower USD/DKK exchange rate led to a DKK 3 million reduction in 2002 other operating income. Increased activity due to a larger number of pool partners and vessels in the three pools in 2002 increased other operating income by DKK 6 million compared to 2001. Furthermore in 2002 the item was affected by a provision for bareboat-chartered vessels of DKK 12 million.

Depreciation and Write-Downs

     Depreciation was DKK 145 million in 2002 as compared to DKK 159 million in 2001, or DKK 140 million compared to DKK 148 million, excluding the Liner activities. The decrease in 2002 was primarily attributable to the change in the depreciation period from 20 to 25 years in the beginning of the second half of 2001, which lead to a DKK 11 million lower depreciation charge, offset by a DKK 6 million increase in depreciation in 2002 due to a change in fleet composition. In addition, DKK 3 million of the decrease in depreciation in 2002 was due to the sale of offshore vessels in 2001.

Financial Items

     Financial items consist of interest receivables, exchange gains and dividends, interest expenses on mortgage and bank debt and realized and unrealized value adjustments. Financial items were DKK (92 million) in 2002 as compared to DKK (101 million) in 2001, or DKK (119 million) in 2002 as compared to DKK (92 million) in 2001, excluding the Liner activities.

     Interest income from bonds and cash dropped by DKK 14 million to DKK 31 million in 2002 due to the falling interest rates in 2002 and the sale of bonds in the summer of 2002 in order to finance an investment in NORDEN.

     Interest expenses on the Company's mortgage debt and other bank debt fell from DKK 122 million to DKK 76 million. Changes in the composition of TORM's fleet in 2001, including the sale of the offshore vessels, led to a reduction in expenses of DKK 18 million in 2002, while the addition of newbuildings increased interest expenses by DKK 9 million as compared to 2001. The lower USD/DKK exchange rate reduced interest expenses by DKK 5 million, while lower interest rates reduced interest expenses by DKK 33 million in 2002 as compared to 2001.

     Exchange rate adjustments and other value adjustments were DKK (45 million) in 2002 as compared to DKK (24 million) in 2001, or DKK (73 million) in 2002 and DKK (15 million) in 2001, excluding the Liner activities. The additional costs in 2002 were primarily attributable to a significant decrease in the USD/DKK exchange rate. The net change of DKK (58) million includes a DKK 8 million unrealized gain on our shares of NORDEN.

Tax on profit on ordinary activities

     TORM recorded a tax benefit of DKK 360 million in 2002 as compared to tax expense of DKK 166 million in 2001. This change is a result of TORM's entry into the tonnage taxation scheme, which changes the way that TORM is taxed. Please refer to Item 10 E and Note 1 where the tonnage tax scheme is further discussed.

COMPARISON OF YEAR ENDED DECEMBER 31, 2001 TO THE YEAR ENDED DECEMBER 31, 2000

Net revenue

     Net revenue increased by DKK 424 million, or 20%, from DKK 2,159 million for the year ended December 31, 2000 to DKK 2,583 million for the year ended December 31, 2001. This increase was primarily the result of a rise in the freight rates, an increase in our available tonnage and a higher USD/DKK exchange rate.

     The freight rates increased substantially for both our product tankers and dry bulk carriers during the first half of 2001 as compared to rates earned in the first half of 2000. While these prices have decreased in the second half of the year they are still higher than early 2000. Increasing growth in the global economy but especially in the United States throughout 2000 and the beginning of 2001 was the main reason for the increasing freight rates for the product tankers in the same period. This increased growth lead to a drastic increase in global oil demand with a firming tendency throughout 2000 and the first half of 2001. The general slowdown in the world economy and in the demand for oil has resulted in the decreased prices in the second half of 2001.

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

Port Expenses, Bunkers, Charter Hire and Technical Running costs (Operating costs)

     Operating costs increased by DKK 247 million from the year ended December 31, 2000 and the year ended December 31, 2001. The average exchange rate increased by 7% in this period resulting in increased operating costs of nearly DKK 110 million or 44% of the change.

     The charter hire costs increased approximately DKK 372 million from the year ended December 31, 2000 and the corresponding period in 2001. Out of the total increase of DKK 372 million, DKK 60 million was caused by the increased USD/DKK exchange rate while DKK 120 million was a direct result of the decision at the end of 2000 to sell two tanker vessels and charter them back and DKK 53 million was caused by increased chartering-in activity. The remaining increase of DKK 139 million was a result of an increased activity in bulk operations.

     Bunker consumption and port expenses decreased by DKK 36 million due to an increase in the chartering out activity where the charterer covers such costs. Technical running costs decreased by DKK 89 million despite the abovementioned increase in the USD/DKK exchange rate that increased expenses by approximately DKK 6 million. The decrease was related to the sale of two tankers and sale of our two offshore vessels during 2001 and the sale of two liner vessels and two bulk carriers during 2000. On average, we employed 4 1/2 fewer units in 2001 as compared to 2000.

Profit on sale of vessels/interest

     During the year ended December 31, 2001, we sold two owned anchor handling vessels as well as our ownership in two product tankers. These transactions resulted in a profit of approximately DKK 93 million compared to a profit of DKK 12 million for the year ended December 31, 2000, during which we sold two liner vessels and our ownership in two bulk carriers.

Administrative expenses

     Our administrative expenses have increased to DKK 130 million for the year ended December 31, 2001 from DKK 84 million for the year ended December 31, 2000, an increase of 55% or DKK 46 million primarily the result of a number of non-recurring expenses. The Company's decision to list its shares on the NASDAQ resulted in direct costs in the amount of DKK 13 million. In association with a stock option plan and a stock purchase plan introduced in 2001 expenses of DKK 9 million were incurred to purchase the Company's own shares. Furthermore, we paid a bonus to our employees in December 2001. This bonus together with salary increases and extra costs associated with additional staff amounted to DKK 12 million, while the implementation of a branding campaign and other external consultant fees amounted to DKK 4 million.

Other operating income

     Other operating income increased by DKK 15 million or 33% to DKK 60 million for the year ended December 31, 2001 from DKK 45 million for the year ended December 31, 2000. This income is primarily related to chartering commissions we receive for the services we perform for our pool arrangements. The improved tanker market, the rising USD/DKK exchange rate and the continued expansion of the pool concept were the primary reasons for the increase.

Depreciation and write-downs

     For the year ended December 31, 2001, depreciation decreased to DKK 159 million from DKK 221 million for the year ended December 31, 2000. The decrease in depreciation is directly related to a change in the estimated life of our vessels from 20 to 25 years on July 1, 2001 and a change in the composition of our fleet. The change in estimated lifetime resulted in a reduction in depreciation of DKK 21 million for the year, while the effect of the change in the composition of the fleet during 2000 and 2001 was DKK 41 million.

Financial items

     Total financial items decreased from DKK 157 million for the year ended December 31, 2000 to DKK 101 million for the year ended December 31, 2001, a decrease of approximately DKK 55 million. The improvement resulted from an increase in interest income of DKK 9 million from DKK 36 million to DKK 45 million resulting from the large cash reserves, while the sale of the vessels discussed above resulted in decreased interest expense of approximately DKK 70 million to DKK 122 million. A change in the value adjustments of DKK (3 million) was partially a result of the sale of our anchor handlers.

Tax on Profit on Ordinary Activities

     The tax provision for the year ended December 31, 2001 was DKK 166 million as compared to a tax provision of DKK 53 million for the year ended December 31, 2000. The effective tax rate was 30% in 2001 and 26% in 2000 due to a change in the enacted statutory tax rate.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 2002 AND THE YEAR ENDED DECEMBER 31, 2001 ON SIGNIFICANT BALANCE SHEET ITEMS

Vessels and capitalized dry-docking

     Vessels and capitalized  dry-docking increased by DKK 838 million, from DKK
1.743 million in 2001 to DKK 2.581 million in 2002. The Company took delivery of four MR tankers during the year resulting in an increase of DKK 948 million, while capitalized dry-docking expenses increased by DKK 20 million primarily due to an increase in the fleet. Ordinary depreciations were DKK 130 million.

Vessels under construction

     Vessels under construction decreased by DKK 55 million to DKK 388 million in 2002. Abovementioned deliveries decreased the item by DKK 922 million, while prepayments in the Company's six other tankers caused an increase of DKK 867 million.

Other investments

     Other investments increased from DKK 38 million to DKK 290 million, or DKK 252 million, due to the Company's decision to acquire 33.35% of the shares of NORDEN.

     In June 2002, we purchased 30.8% of NORDEN's share capital excluding treasury shares, followed by a public tender offer to NORDEN's shareholders at DKK 360 per share. Upon the expiration of our tender offer on July 29, 2002, the offer was neither extended nor increased. As of June 15, 2003, we were NORDEN's single largest shareholder, with 33.35% of NORDEN's outstanding shares, excluding treasury shares. It is our goal to achieve a successful combination of the two companies, which would provide a platform for further growth, and give us a genuine competitive advantage in the international shipping market place.

     Our shares of NORDEN are currently treated in our accounts as "other investments", as we are not represented on NORDEN's board of directors, do not have any influence on significant decisions of NORDEN and have access only to financial information available to all other investors. Our investment in NORDEN is valued on the basis of a share price of DKK 369.43, the closing price on the Copenhagen Stock Exchange on December 30, 2002. The total gross investment in NORDEN shares was DKK 263 million as of December 31, 2002, reflecting a gain of DKK 8 million from the original investment. The gain has been included in our consolidated financial statements included herein.

Mortgage debt and bank loans

     Mortgage debt and bank loans and next years installments on mortgage debt increased by DKK 226 million to DKK 2,033 million in 2002. Ordinary debt repayments were DKK 220 million and borrowings for the vessels delivered in 2002 and the current newbuilding program was DKK 842 million. Due to the enactment of the new Danish Financial Statements Accounts Act on January 1, 2002 an exchange rate adjustment of the mortgage debt decreased borrowings by DKK 396 million.

B. Liquidity and capital resources

     TORM's total cash and equivalents including bonds was DKK 522 million as of December 31, 2002. This amount represented DKK 186 million in collateral bond deposits for vessels on bareboat charters and DKK 336 million in available cash. As of January 1, 2002, cash and cash equivalents including bonds was DKK 827 million. The net decrease in cash and cash equivalents in 2002 was DKK 305 million from December 31, 2001 mainly due to the acquisition of the NORDEN shares in mid-2002 of DKK 252 million, cash-prepayments for vessels under construction of DKK 46 million and dividend payments of DKK 69 million. Of the cash and cash equivalents of DKK 522 million as of December 31, 2002, DKK 186 million was collateralized in connection with a USD-loan and bareboat agreements for two of the Company's tankers. In addition to an ordinary overdraft facility to cover day-to-day fluctuations in liquidity, the Company has an unused six-year credit facility of DKK 500 million.

     During 2002, we generated cash flow from operations of DKK 261 million as compared to DKK 682 million in 2001. Cash flow from operations was impacted by the decrease in profits of approximately DKK 380 million and was impacted by other non-cash adjustments including the decrease in depreciation expense. Furthermore, the cash flow was offset by an improvement in working capital items from a cash outflow of DKK 32 million in 2001 to a cash inflow of DKK 39 million in 2002.

     Net cash used for investing activities was DKK 1,119 million in 2002 as compared to DKK 54 million in 2001. The increase consisted of installment payments to the shipyards in connection with the newbuilding program and the investment in the NORDEN shares. This was partly offset by the proceeds from the sale of the Liner activities.

     Cash inflow from financing activities was DKK 552 million in 2002 as compared to a cash outflow of DKK 519 million in 2001. In 2002, we received proceeds on new loans related to the newbuilding program of DKK 842 million, while DKK 220 million was spent on ordinary repayments on the mortgage debt and DKK 69 million was used for dividend payments. As compared to 2001, borrowings increased by DKK 678 million.

     As of December 31, 2002, we had DKK 2,033 million of loans and mortgage debt outstanding. These borrowings require that 80 percent of the loan be repaid over 20 equal semi-annual installments with the remaining 30 percent of the loan being repaid at the end of that period. DKK 298 million is due on these borrowings in 2003. Included in these loans is a credit facility of USD 9 million, which is renewed every year. This credit facility requires us to maintain a certain minimum collateral level.

     Certain of our leases require us to maintain as collateral a minimum amount of cash and bonds on hand. The amount of collateral is assessed each period dependent on the outstanding debt and the value of the vessels. We are able to release collateral based on market increases and we are not obligated to increase the collateral based on market value decreases.

     We have a revolving credit agreement for DKK 42 million in place at December 31, 2002. This agreement bears interest at LIBOR + .625% and is renewed annually.

     Servicing of our obligations under the loan agreements, payment of charter hire for chartered-in vessels and all other commitments that TORM has entered into will be paid out of the cash generated by our operating activities. In 2002, we generated a net inflow of DKK 261 million as compared to DKK 682 million in 2001.

     As of June 15, 2003 the Company has a newbuilding program totaling four vessels - two LR2 Aframax product tankers and two LR1 Panamax product tankers. On newbuildings, the initial 20% of the total contract amount are generally self-financed by us while the remaining 80% are financed by mortgage debt. TORM has signed an agreement about the financing of approximately 80% of the contract amount of the two LR2-product tanker newbuildings to be delivered in 2003 and is in the process of finalizing the documentation for the loans on the two LR1 vessels. All self-financings have been finalized on all four vessels.

     We have significant cash outflow requirements associated with our long term debt, time charters and financial leases. These payments are impacted by changes in interest rates. In order to manage this risk, we enter into financial instruments to swap the variable interest rate on a portion of the borrowings for fixed rate debt. We believe that based our available cash and investments, projected operating cash flows and financing capacity, we have sufficient cash flow to meet our operating requirements and cash flow obligations, while continuing to pursue other strategic initiatives. We also believe that our current fleet structure, based on time charters, financial leases and owned vessels, allows us flexibility to react to change in market conditions.

     We will continue to consider strategic opportunities, including the acquisition of additional vessels and expansions into new markets. We may chose to pursue such opportunities through internal growth, joint ventures, attracting pool partners or business acquisitions.

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

EFFECTS OF INFLATION

     Inflation generally affects us by increasing the interest expense of floating rate indebtedness and by increasing cost of labor, dry-docking costs and other operating expenses. We do not believe inflation has had or will have a material impact on our operations. Inflationary pressures on bunker costs are not expected to have a material effect on our future operations because freight rates for voyage charters are generally sensitive to the price of a ship's fuel. A sharp rise in bunker prices tend to have only a negative effect on results since freights generally adjust after prices settle at a higher level.

C. Research and development, patents and licenses, etc.

     Not applicable.

D. Trend information.

EXPECTATIONS FOR THE REMAINDER OF THE YEAR

     Charter rates for the product tankers for the first quarter and into the second quarter of 2003 have been at higher levels than that of 2002. This is the result of a number of factors, the effects of which are now diminishing. The limited growth of the world economy, coupled with a substantial growth in the world fleet is expected to negatively impact charter rates in the second half of 2003, although relatively low inventories of refined products and an increasing focus on environmental aspects are expected to provide a floor for charter rate levels. Consequently, we expect significantly lower product tanker freight rates in the second half of 2003.

     Bulk rates have, as expected, been firm during the first quarter of 2003 and are expected to remain at reasonable levels for the remainder of the year, given a relatively modest growth in the world fleet. Accordingly, charter rates for 2003 are expected at a somewhat higher level than those seen in 2002. Lower economic growth globally, coupled with the effects of the SARS virus on the Chinese economy could, however, negatively impact the bulk market for the remainder of the year.

E. Off-balance sheet arrangements.

     We do not have any off-balance sheet arrangements that will have a reasonable likelihood of affecting our current or future financial condition.

F. Tabular disclosure of contractual obligations.

     We have various contractual obligations and commercial commitments to make future payments including debt agreements, lease obligations and purchase commitments. The following table summarizes our future obligations under these contracts due by period as of December 31, 2002 (in millions of DKK):

                                                               There-
                          2003     2004   2005   2006   2007    after    Total
                       -------  -------  -----  -----  -----  -------  -------

Long-Term Debt (1)       259.6    283.7  285.9  150.7  137.9    659.5  1,777.3

Capital Lease
Obligations (2)           38.5    217.8     --     --     --       --    256.3

Chartered-in Vessels
(Operating leases)       456.2    230.7  110.0  113.4  114.4    356.1  1,380.8

New building
installments
(Purchase
Obligations) (3)         973.8    333.2     --     --     --       --  1,307.0
                       -------  -------  -----  -----  -----  -------  -------
Total                  1,728.1  1,065.4  395.9  264.1  252.3  1,015.6  4,721.4
                       =======  =======  =====  =====  =====  =======  =======

     (1) Debt payments could be accelerated upon violation of debt covenants. We believe the likelihood of a debt covenant violation is remote.

     (2) The capital leases are based variable interest rates. As of December 31, 2002, 53% were hedged by interest rate swaps. A 1% increase on the unhedged interest rate portion will increase Capital Lease Obligations by USD 0.2 million.

     (3) Debt financing will provide an estimated 80% of the new building installments.

CRITICAL ACCOUNTING POLICIES

     Critical accounting policies are those policies that require the application of management's most challenging, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Critical accounting policies involve judgments and uncertainties that are sufficiently sensitive to result in materially different results under different assumptions and conditions. We believe that our most critical accounting policies are those described below. For a detailed discussion of these and other accounting policies see our consolidated financial statements.

     Revenue recognition

     We generate our revenue through shipping activities, which are conducted primarily through pools. Revenue is generated from each vessel participating in the pools that we join and is based on either voyage or time charter parties. The pools determine revenue based on contractually agreed daily rates concurrently with the duration of the voyage.

     We recognize revenue based our distribution from the pools, which is based on available earning days from each pool partners' vessels in relation to total available pool earning days and total revenues recognized by the pool.

     For cross over voyages (voyage in progress at the end of a reporting period) there is a risk that the voyage may take longer than estimated. Based on the contract terms, there may be a lower daily rate for excess days and this could result in a decreased daily revenue for future periods. The customer will pay the normally contracted rates for any changes that are a result of modifications that they request in voyage. Historically, this has not had a material impact on our revenue.

     Port and Bunker Expenses

     Voyage expenses, which comprise port expenses and bunker fuel consumption, are expensed as incurred. The total voyage expense incurred based on an estimate of at actual expenses. The estimate of actual expenses is based on vessel statistics regarding bunker consumption, port statistics, captain reports of payments made and prior experience. Invoices may be received over a period up to 18 months after expenses have been incurred. In the past, we have experienced immaterial changes in our original estimates.

     Dry-dock costs

     Our vessels are required to be dry-docked for major repairs and maintenance, which cannot be performed while the vessels are operating, approximately every 30 and 60 months depending on the nature of work and external requirements. The costs associated with the dry-docks are capitalized upon the completion of the dry-dock and depreciated on a straight-line basis over the estimated period between docks. Costs capitalized as part of the dry-dock include actual costs incurred at the dry-dock yard, including marine paint, cost of hiring crews to effect repairs and parts used in making such repairs, cost of travel, lodging and supervision of our own personnel and cost of hiring third party personnel to oversee a dry-dock. As the depreciation commences on the first day after the vessels has completed the dry-dock, and invoices are received after that, the total expense of the dry-dock is based on estimates.

     If the actual expenses of a dry-dock differ from the estimated expenses, the depreciation expense recorded in the following period would change. We have not historically incurred any material changes in the estimated costs.

     Useful Life of Vessels

     The useful life of the vessels is assessed periodically based on market conditions, regulatory requirements and business plans. The estimated useful life, and any associated estimated salvage value, is the basis for determining depreciation expense.

     Our vessels are depreciated on a straight-line basis over their estimated useful lives, which we have estimated to 25 years. We believe that a 25-year depreciable life is consistent with that used by other comparable shipowners. Depreciation is based on cost less the estimated residual scrap value. Residual scrap value is estimated as the lightweight tonnage of each vessel multiplied by its scrap value per ton.

     If the estimate of useful life for vessels is revised or there is a change in the estimated scrap value, the amount of depreciation expenses recorded each in future periods will change. In 2001, we changed from an estimated useful life of our vessels of 20 years to 25 years, resulting in a decrease in depreciation expense in 2002 of DKK 11 million.

     Carrying Values of Vessels

     We evaluate the carrying values and periods over which our vessels are depreciated to determine if events have occurred requiring a modification to their carrying values or useful lives. The valuation of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying value of the assets might not be recovered. In assessing the recoverability of the vessels, we review certain indicators of potential impairment, such as sale and purchase prices and general market conditions. Markets valuations from independent shipbroking companies are obtained to support the recoverable amounts for the vessels on a semi-annual basis.

     The carrying values of our vessels may not represent their fair market value at any point in time since market prices of second hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. If a vessel is sold for less than its carrying value, the Company will realize a loss on that transaction.

     If the estimated future cash flows or their related assumptions change in the future, an impairment of vessels currently recorded may be required. In 2002, we reversed a previously recorded impairment based on the factors discussed above, which resulted in income of DKK 12 million. There were no impairments of vessels recorded in 2000 or 2001.

CHANGE IN ACCOUNTING PRINCIPLES

     We revised our accounting policies as described below due to the enactment of the new Danish Financial Statements Accounts Act as of January 1, 2002 or where a change in accounting policy increases the consistency between Danish GAAP and U.S. GAAP reporting. In accordance with Danish GAAP, the revisions have been reflected through a restatement of the historical financial results.

     Finance leases

     Agreements to charter vessels and to lease other property, plant and equipment, where the Company has substantially all the risks and rewards of ownership, are recognized in the balance sheet as finance leases. Lease assets are measured at the present value of future leasing payments at their inception determined in the agreements including any purchase options. The lease assets are depreciated and written down under the same accounting policy as the vessels owned by the Company or over the lease period depending on the lease terms. The capitalized lease obligation is recognized as a liability in the balance sheet. Previously, the Company accounted for these agreements as operating leases as was permitted under the former Danish Annual Accounts Act.

     Sale and leaseback transactions

     Gains related to sale and lease/back transactions are deferred and amortized in proportion to the gross rental on the time charter over the life of the charter party. Previously all such gains were recognized at the date of the transaction.

     Swaps of vessels

     Gains related to a swap of ownership in vessels are recognized in the income statement at the date of the swap transaction, except when the acquired vessels are similar to the vessels exchanged. Previously, any gain on the swap of vessels was recorded in the income statement at the date of the swap transaction, except when the vessels were identical vessels of equivalent age. The Danish Financial Accounts Statements Act does not specify the treatment of such transactions and accordingly the Company has chosen to define its accounting policy so as to be consistent with U.S. GAAP.

     Dividends

     Dividends are recognized as a liability at the time of declaration at the annual general meeting. Previously, proposed dividends were recognized in current liabilities in the fiscal year to which they related.

     Own shares

     Own shares are recognized directly as part of shareholders' equity at cost. Upon subsequent disposal of own shares, any consideration is also recognized directly in shareholders' equity.

     Previously, own shares were reflected as an asset and adjusted at market value through the income statement.

     Derivative financial instruments

     We use derivative financial instruments to hedge interest, currency and other risks. Derivative financial instruments are recognized at fair value in the balance sheet.

     For fair value hedges the change in fair value is offset against the change in fair value of the hedged item. For cash flow hedges the change in fair value on the contract is recorded as part of shareholders' equity and then transferred to the income statement concurrently with the hedged item being recognized in the income statement. The change in fair value on contracts that do not qualify for hedge accounting is recorded in the income statement at the end of each period.

     Previously, derivative financial instruments were not recognized in the balance sheet. For fair value hedges, exchange rate adjustments were reflected in the income statement. For cash flow hedges, no exchange rate adjustments were reflected until the contract expired.

     Financial liabilities

     Mortgage debt and bank loans relating to the financing of vessels are stated in U.S. dollars and translated to DKK at the balance sheet date. As these are considered hedges of the currency risk relating to the vessels, any unrealized foreign exchange gains or losses at the balance sheet date are recognized directly in the shareholders' equity and then transferred to the income statement when the loan is repaid.

     Previously, the mortgage debt and bank loans relating to the financing of vessels in integrated entities were recorded at the historical exchange rate.

ACCOUNTING PRINCIPLES NOT YET ADOPTED

     Danish GAAP

     Under Danish GAAP and the Danish Financial Statements Accounts Act, the U.S. dollar may be used as the measurement currency of Danish financial statements.

     As the shipping industry is based on the U.S. dollar, our use of the U.S. dollar as the measurement currency will reflect the economic conditions of the Company more accurately and provide a more true and fair view of the Company's activities.

     Thus, we meet the criteria for applying the U.S. dollar as the measurement currency in accordance with SIC 19 ("Reporting Currency - Measurement and Presentation of Financial Statements under IAS 21 and IAS 29").

     After January 1, 2003, translation from U.S. dollar to DKK is made in accordance with SIC 30's ("Reporting Currency - Translation from Measurement Currency to Presentation Currency") directions regarding translation from measurement currency to presentation currency, which provide:

     o that all transactions in the income statement are translated based on the average DKK exchange rate for the period,

     o that assets and liabilities are translated based on the DKK exchange rate as at the balance sheet date, and

     o    that  all  foreign   exchange  rate  gains  or  losses   arising  upon
          translation from measurement currency to presentation currency are recognized directly to shareholders' equity

     U.S. GAAP

     SFAS 143 "Accounting for Asset Retirement Obligations"

     In June 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability as an expense classified as an operating item in the statement of income. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The Company does not anticipate that adoption of SFAS 143 will have a material impact on its results of operations or its financial position.

     SFAS 145 "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002"

     In April 2002, the FASB issued Statements of Accounting Standards No. 145, SFAS 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS 64, "Extinguishments of Debt made to satisfy Sinking-Fund requirements." As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting Principles Boards Opinion 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." In addition, SFAS 145 amends SFAS 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS 145 is effective for fiscal years beginning after May 15, 2002. The Company does not believe that the adoption of SFAS 145 will have a material impact on its results of operations and financial position.

     SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities"

     In June 2002,  the FASB issued  Statement of Accounting  Standards No. 146,
"Accounting for Costs Associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS 146 also concluded that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. The Company does not believe that the adoption of SFAS 146 will have a material impact on its results of operations and financial position.

     SFAS  148  "Accounting  for  Stock-Based   Compensation  -  Transition  and
Disclosure - an amendment of SFAS 123"

     In December 2002, FASB issued SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of SFAS 123. SFAS 148 amends SFAS 123 and provides alternative methods for accounting for a change by registrants to the fair value method of accounting for stock-based compensation. Additionally, SFAS 148 amends the disclosure requirements of SFAS 123 to require disclosure in the significant accounting policy footnote of both annual and interim financial statements of the method of accounting for stock-based compensation and the related pro-forma disclosures when the intrinsic value method continues to be used. The statement is effective for fiscal years beginning after December 15, 2002, and disclosures are effective for the first fiscal quarter beginning after December 15, 2002. The Company does not intend to adopt the fair value method of accounting for stock based compensation. Consequently SFAS 148 will not have an impact on its results of operation and financial position.

     SFAS 149, "Amendment of SFAS 133 on Derivative Instruments and Hedging Activities

     In April 2003, the Financial Accounting Standards Board (FASB) issued Statement No. 149 (SFAS No. 149), Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities. The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, it (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to the language used in FASB Interpretation No. 45, Guarantor Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others and (4) amends certain other existing pronouncements. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003.

     The provisions of SFAS No. 149 that relate to SFAS No. 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30, 2003. SFAS No. 149 should be applied prospectively.

     The Company will adopt the provisions of SFAS No. 149 on December 31, 2003. However, it does not expect that the adoption of this Statement will have a material impact on its results of operations and financial position.

     SFAS   150,   "Accounting   for   Certain   Financial    Instruments   with
Characteristics of both Liabilities and Equity"

     In May 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 150 ("SFAS 150"), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The Statement requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 affects an issuer's accounting for three types of freestanding financial instruments, namely:

     o mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.

     o Instruments, other than outstanding shares, that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. These instruments include put options and forward purchase contracts.

     o obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares.

     SFAS 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety.

     In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable.

     SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted.

     The Company does not expect that the adoption of SFAS 150 will have a material impact on its results of operations and financial position.

     FIN 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others"

     In November 2002, FASB issued Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that is has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The Company is assessing, but at this point do not believe the adoption of the recognition and initial measurement requirements of FIN 45 will have a material impact on its financial position, cash flows or results of operations.

     FIN 46 "Consolidation of Variable Interest Entities"

     In January 2003, the FASB issued FASB Interpretation No. 46 - Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 ("FIN 46"). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 explains how to identify variable interests entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. It requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. It also requires certain disclosures by the primary beneficiary of a variable interest entity and by an enterprise that holds significant variable interests in a variable interest entity where the enterprise is not the primary beneficiary. FIN 46 is effective immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date, and effective for the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 requires an entity to disclose certain information regarding a variable interest entity, if when the Interpretation becomes effective, it is reasonably possible that an enterprise will consolidate or have to disclose information about that variable interest entity, regardless of the date on which the variable entity interest was created.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

     Set forth below are the names, ages and positions of our directors and executive officers.

     Name                             Age           Position
     ----                             ---           --------

     Board of Directors:

     Niels Erik Nielsen               55            Chairman of the Board
     Christian Frigast                51            Deputy Chairman of the Board
     Lennart Arnold Johan Arrias      54            Director
     Ditlev Engel                     39            Director
     Rex Harrington                   69            Director
     Peder Mouridsen                  53            Director
     Gabriel Panayotides              48            Director

     Management:

     Klaus Kjaerulff                  51            Chief Executive Officer
     Klaus Nyborg                     39            Chief Financial Officer

     Biographical information with respect to each of our directors and executives is set forth below.

     Niels Erik Nielsen was Deputy Chairman of our Board of Directors from September 26, 2000 and has been Chairman of our Board of Directors since April 25, 2002. Mr. Nielsen is also a partner with the Danish law firm, Bech-Bruun Dragsted, which provides certain legal services to us. He is also the chairman of the board of directors of several Danish companies, including the following:
Amagerbanken Aktieselskab, Ambu International A/S, Audio Holding A/S, Charles Christensen A/S, Cimber Air A/S, Danica-Elektronik A/S, Danish Supply Corporation A/S, Gammelrand Skaervefabrik A/S, GPV Industri A/S, Kongskilde Industries A/S, Mezzanin Kapital A/S, National Industri A/S, Preben Olsen Automobiler A/S, Satair A/S and Weibel Scientific A/S. He holds a Masters of Law degree from the University of Copenhagen.

     Christian Frigast has been a director of the Company since September 26, 2000 and Deputy Chairman since April 25, 2002. He is the managing director of Axcel IndustriInvestor A/S and holds an M.Sc(Econ) from the University of Copenhagen. He also serves as the Chairman of the Board for numerous companies including the following: Britannia Invest A/S, Icopal A/S, Kansas Wenaas A/S, Kilroy Travels International A/S, Laundry Systems Group A/S, L0gst0r R0r A/S, NetTest A/S, Rationel Vinduer A/S, Royal Scandinavia A/S, Thygesen Textile Group A/S, Tvilum-Scanbirk A/S and Vest-Wood A/S.

     Lennart Arnold Johan Arrias has been a director of the Company since 2003. Mr. Arrias is employed by TORM as a Captain and has been with the Company since 1992. He is elected by the employees of TORM to the Board.

     Ditlev Engel has been a director of the Company since April 25, 2002. Mr. Engel is Managing Director of Hempel Marine Paints and has a BSc(Econ) and a B(Comm) degree from the Copenhagen Business School. He is a Board member of the following other public limited Danish companies and subsidiaries: HSA (Danmark) A/S and Hempel Contractors A/S.

     Rex Harrington, a director of the Company since April 2003, is the former Director of Shipping at The Royal Bank of Scotland (RBS) where he had responsibility for its extensive shipping portfolio. He has wide experience in the shipping industry and in marine finance, starting his career at the Bank of England after graduating from Oxford University with a Masters degree. He is now an independent shipping advisor. Mr. Harrington is the Chairman of the Advisory Board of the Liberian International Ship and Corporate Registry and a non-executive director of the following companies: General Maritime Corporation (NYSE listed), Royal Olympic Cruise Line (NASDAQ quoted), Eurofin International Limited, International Chamber of Commerce Commercial Crime Services, which incorporates the International Maritime Bureau. In addition he is a Deputy Chairman of the International Maritime Industries Forum and a member of the following organizations: InterCargo London Advisory Panel, Lloyds Register of Shipping General Committee, London Shipping Law Centre Steering Committee and The Baltic Exchange. He was a Director of Clarksons (international shipbrokers) from 1995 to 1998 and Lloyds Register of Shipping from 1994 to 1999.

     Peder Mouridsen has been a director of the Company since 2003. Mr. Mouridsen is employed by TORM as a Chief Engineer and has been with the Company since 1970. He is elected by the employees of TORM to the Board.

     Gabriel Panayotides has been a director of the Company since September 26, 2000. He is Chairman (since 1998), President and Chief Executive Officer of Excel Maritime Carriers Ltd., listed on the American Stock Exchange since October 1997. Mr. Panayotides has been engaged in the ownership and operation of ships since 1978 and sits on the Greek Committee of the French classification society, Bureau Veritas and Lloyds Register of Shipping. He has a Bachelors degree from the Pireaus University of Economics.

     Klaus Kjaerulff has been our Chief Executive Officer and Managing Director since September 2000. Mr. Kjaerulff has worked for TORM since 1976. From 1997 to 2000, he served as Executive Vice President responsible for our tanker and bulk divisions. From 1981 to 1997, Mr. Kjaerulff was Vice President of our tanker division. He is a member of the board of Gram-Agentur A/S, a Danish listed public limited company.

     Klaus Nyborg has been our Chief Financial Officer since February 2002. Prior to working for us, Mr. Nyborg was employed in various capacities at the A.P. M0ller Group, most recently as Chief Financial Officer, or CFO, of the Maersk Logistics division. From 1998 to 2001, he served as Vice President and Regional CFO at Maersk for the Asia-Mid-East Region. From 1997 to 1998, he was the Regional CFO for the Europe-Africa Region. From 1992 to 1997, Mr. Nyborg served as General Manager and Corporate Secretary in the A.P. M0ller Group. Mr. Nyborg holds a masters degree in Law and Business Economics from the Copenhagen Business School.

B. Compensation.

     In 2002, we paid a total of DKK 1.4 million in cash to the Board of Directors and DKK 5.2 million in cash to our executives. These totals include salary payments to our former Chief Financial Officer, Lars Pedersen of DKK 0.6 million, and DKK 0.2 million to resigned members of the Board of Directors. We have not set aside any amounts to provide pension, retirement or similar benefits to our directors and executive officers. For a description of our stock option plan please refer to "option plan." As of December 31, 2002, no options had been exercised by members of our Board of Directors.

C. Board Practices.

     The members of our Board of Directors are elected for four-year terms. At the end of each term, they are eligible for re-election. All current Board members were elected at the annual general meeting in 2003 and will be eligible for re-election in 2007. There are no service contracts between us and any of our directors providing for benefits upon termination of a director's election.

     We do not have separate audit or compensation committees, and the full Board of Directors currently fulfills the function of an audit committee.

D. Employees.

     The numbers of employees we employed, on average, for the previous three financial years, are as follows:

                                                    2000        2001        2002
                                                     ---         ---         ---
Land-based employees

     Denmark                                          91         102          90

     United Kingdom                                    2           1           1

     Total                                            93         103          91

Seafarers (officers)                                 133         132         160

Total employees                                      226         235         251

     In 2000, approximately 24 of our employees were employed in administrative positions. That number increased to 26 in 2001 and to 30 in 2002. The majority of the staff on vessels owned by our subsidiaries and associated companies are not employed by us.

E. Share ownership

     The following table sets forth information as of June 15, 2003, regarding the total amount of capital stock owned by our officers and directors on an individual basis:

                                                                    Shares
Name                               Position                         (Nom. Hold.)
----                               --------                         ------------

Niels Erik Nielsen                 Chairman of the Board            *
Christian Frigast                  Deputy Chairman of the Board     *
Lennart Arnold Johan Arrias        Director                         *
Ditlev Engel                       Director                         *
Rex Harrington                     Director                         *
Peder Mouridsen                    Director                         *
Gabriel Panayotides                Director                         *
Klaus Kjaerulff                    Chief Executive Officer          *
Klaus Nyborg                       Chief Financial Officer          *

*  The person beneficially owns less than one percent of the shares.

Option plan

     In 2001, we introduced a share option compensation package for twenty of our Board members, executives and key employees. The plan granted 799,250 options to employees, which will be priced at three different dates, 242,560 in 2001, 278,300 in 2002 and 278,300 in 2003. Option holders may exercise their options on specified dates and choose to purchase our shares at the strike price or receive a cash payment consisting of the difference between the option strike price and the share price, whereas previously, each option gave the right to acquire one share at the option strike price only. The individual must be employed at the date of issue to receive that year's options. Each option carries the right to receive the difference between the strike price and the price of one common share, par value DKK 10 per share.

     The share options for 2001 were priced on February 20, 2001 and the share options for 2002 were priced on March 20, 2002. For 2003, the share options were priced on February 27, 2003. The 2001 share options were exercisable at a price of DKK 54 per share. The 2002 share options are exercisable at a price of DKK
58.50. The 2003 share options are exercisable at a price of DKK 62.31. The share options may be exercised after a period of one year following the pricing of the option and expire three years later.

     The total number of share options is 799,250, which equals 4% of the share capital.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major shareholders.

     Our capital stock is comprised of common shares, par value DKK 10 per share. As of December 31, 2002, there were 18.2 million outstanding common shares. The following table sets forth information regarding the owners of five
(5) percent or more of our common shares as of June 15, 2003. None of the shareholders have any special voting rights.

Name                                      Number of Shares   Percentage of Class
----                                      ----------------   -------------------

Beltest Shipping Company Ltd.                5,608,300                31%

Exploinvest Ltd. Cyprus                      2,906,730                16%

A/S Dampskibsselskabet TORM's
Underst0ttelsesfond, Denmark                 1,139,220                 6%

Tung Chiaur (Hong Kong) Limited                982,800                 5%

Palmerston Associates Inc.                     911,820                 5%

     In 2002 and 2003, Beltest Shipping Company Ltd. purchased 5,608,300, or 30.81%, of our outstanding common shares, of which 28.14% were held by American Investors Co. Liberia. The holdings exceed 5% of the total number of outstanding shares, which required each company to file information with the Copenhagen Stock Exchange. Beltest and its parent, Ryder Holdings Inc, have filed a
Schedule 13D with the Securities and Exchange Commission, or the SEC. Exploinvest has filed a Schedule 13G with the SEC. Tung Chiaur and Palmerston Associates have both given notices to the Copenhagen Stock Exchange.

B. Related party transactions.

     Niels Erik Nielsen, our Chairman of the Board of Directors, is a partner in the law firm Bech-Bruun Dragsted, a Danish counsel. We hired that firm in connection with the listing of our ADSs on the NASDAQ and our tender offer for NORDEN. The law firm's fee in 2002 of DKK 1.6 million is based upon the amount of time spent by the firm on these matters (DKK 1.5 million in 2001).

     Gabriel Panayotides, one of our Directors, has served as the head of operations of Maryville Maritime Inc. since 1983. Maryville Maritime Inc. had chartered one vessel to the TORM Panamax bulk carrier pool in the period January 1 to February 22, 2002, after which the vessel was redelivered. In 2001, we entered into a pooling and commercial management agreement with Maryville Maritime Inc. in connection with our Panamax bulk carrier vessels.

C. Interests of experts and counsel.

     Not applicable.

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information.

     See Item 17.

DIVIDEND DISTRIBUTION POLICY

     Under Danish law, we are permitted to distribute dividends from our unrestricted capital. Any determinations to distribute dividends will be at the discretion of the Board of Directors, which decision must be approved by the shareholders at our annual general meeting. For the year 2002, the shareholders approved a dividend of DKK 2 for every DKK 10 share at the annual general meeting in 2003.

     There are no restrictions in our existing financing arrangements on our ability to pay dividends to our shareholders. Two of our financing arrangements may have an effect on our dividend policy, even though they do not directly impose restrictions on our ability to declare dividends. In the event of certain substantial changes and subject to fulfillment of other conditions relating to our financial position, the provisions of some of our loan agreements trigger the automatic inclusion of additional financial covenants in the form of minimum value clauses and increases in the interest margin. The loan agreements with Danish Ship Finance include in their definition of "substantial changes" a dividend distribution exceeding 40% for two vessels and 25% for four vessels of our consolidated annual results after extraordinary items and taxes and distribution of a dividend at a dividend percentage in excess of 12% in a financial year where we have a loss in our profit and loss account.

B. Significant Changes.

     Not Applicable.

ITEM 9. THE OFFER AND LISTING.

A. Listing Details.

     Our common shares currently trade on the Copenhagen Stock Exchange. The tables below sets forth, for the periods indicated, the high and low closing sale price in Danish Kroner and the average daily trading volume for our shares on the Copenhagen Stock Exchange. Although we have provided the average daily trading volume of our shares for the periods indicated, the trading volume of our shares on the Copenhagen Stock Exchange is extremely volatile and trading ranges from a none to several thousand shares.

     The average daily trading volume may not be indicative of actual trading volumes and liquidity. Please see "Risk Factors - There may be no active public market for you to resell our ADSs." For the previous five full years:

                                          1998    1999     2000    2001     2002

Low                                      20.00   18.00    22.47   44.00    46.13
High                                     52.50   28.87    60.28   62.50    60.41
Average Daily Volume                     2,313   3,781   10,186   9,454   11,175

For the previous two full years and subsequent periods, by quarter:

2001                  1st quarter     2nd quarter    3rd quarter     4th quarter
----                  -----------     -----------    -----------     -----------
Low                   52.56           59.04          49.80           44.00
High                  59.45           62.50          61.16           50.13
Average Daily Volume  5,807           7,175          11,324          14,072

2002                  1st quarter     2nd quarter    3rd quarter     4th quarter
----                  -----------     -----------    -----------     -----------
Low                   46.13           47.70          46.84           49.10
High                  60.41           59.40          59.28           57.61
Average Daily Volume  17,380          16,261         7,685           3,528

For the previous six months:

                       December   January   February   March    April    May
                       2002       2003      2003       2003     2003     2003
                       ----       ----      ----       ----     ----     ----
Low                    54.33      57.32     61.00      60.95    65.93    80.03
High                   56.53      66.95     64.24      66.82    79.77    90.78
Average Daily Volume   3,010      22,113    8,270      33,095   29,456   33,482


C. Markets.

     Our common shares are currently trading on the Copenhagen Stock Exchange. Our ADSs, each representing one common share, are quoted on the NASDAQ under the abbreviation "TRMD".

     In 2002, the average daily trading volume of our ADSs on the NASDAQ was 227 ADSs, and from Jan 1, 2003 through May 31, 2003, the average daily trading volume was 4,470 ADSs.

ITEM 10. ADDITIONAL INFORMATION

     This section summarizes our share capital and the material provisions of our Articles of Association, including rights of holders of our shares. The description is only a summary and does not describe everything that our Articles of Association contain. A copy of our Articles of Association was filed with the Securities and Exchange Commission on June 28, 2002, as Exhibit 1.1 to our annual report on Form 20-F for the year ended December 31, 2001. As a foreign private issuer, we are not subject to the proxy rules applicable to issuers under Section 14 of the Exchange Act of 1934, as amended, and our officers, directors and principal shareholders are not subject to the short-swing profit disclosure and recovery provisions of Section 16 of that act. We intend to provide quarterly reports for the first three quarters of each fiscal year to the Securities and Exchange Commission on Form 6-K containing unaudited financial and other information that we file with the Copenhagen Stock Exchange.

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

     The Rules of Procedure that govern our Board of Directors prohibit a director from participating in the consideration of business regarding agreements in which the director is a participant or in which the director has a material interest. Any agreements between us and a director or between us and a third party in which a director has an interest must be approved by the Board of Directors. The Rules of Procedure also provide that a director shall retire at the first general meeting following the director's 70th birthday.

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

     o    there are no redemption rights; and

     o generally, proposals to amend our Articles of Association or to dissolve or merge with another company require the approval of at least 2/3 of all votes cast at a meeting at which 3/5 of the outstanding share capital is present, unless the resolution was proposed by the Board of Directors, in which case a simple majority of the votes cast at a meeting at which a quorum consisting of 1/3 of the outstanding shares is present is required.

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

C. Material contracts.

     The following is a summary of our material contracts. This summary is qualified in its entirety by reference to the full text of the actual documents, which govern the transactions we describe.

CREDIT FACILITY

     We have a DKK 42 million revolving credit facility with Danske Bank dated December 11, 1998. The agreement provides for an interest rate based upon market rates plus a margin of 0.625% per year on drawdowns.

LOAN AGREEMENTS

     The loan agreements are entered into by our wholly owned subsidiaries or directly by the TORM.

     On May 9, 2003, we purchased the vessel TORM Marina from our subsidiary Bothnia Shipping Corporation and assumed Bothnia Shipping Corporation's obligations under a certain USD 20 million debt instrument with Danske Bank A/S as lenders. The outstanding loan was, upon our taking over the debt, USD 2.7 million. The interest rate is variable, based on LIBOR, and a margin of 0.5%. As security for our obligations under the debt instrument, we have granted to Danske Bank A/S a first priority mortgage, registered over and against TORM Marina. The loan is repayable in installments and is due to be repaid in 2005.

     On April 9, 2003, we purchased the vessel TORM Tekla from our subsidiary Tekla Shipping Co. Ltd. and assume Tekla Shipping Co. Ltd's obligations under a certain USD 9.8 million debt instrument with Danske Bank A/S as lenders. The outstanding loan was, upon us taking over the debt, USD 9.8 million. The interest rate is variable, based on LIBOR, and a margin of 1%. As security for our obligations under the debt instrument, we have granted to Danske Bank A/S a first priority mortgage, registered over and against TORM Tekla. The loan is payable in installments and is due to be repaid in 2008.

     Alice Product Tanker Corporation entered into a $26.4 million debt instrument with Danske Bank A/S on November 8, 1994 to assist in the financing of the vessel TORM Gotland. The interest rate is a variable rate based on LIBOR and a margin of 1%. This loan is jointly and severally guaranteed by us and our subsidiary, Alice Product Tankers Corporation, in respect of the original guarantee by Danske Bank International S.A. in favor of the lender. The loan is due to be repaid in 2005.

     Olga Shipping Corporation entered into a $18.75 million debt instrument with Danske Bank A/S on October 27, 1995 to assist in the financing of the vessel Olga. The interest rate is a variable rate based on LIBOR and a margin of ..75%. This loan is jointly and severally guaranteed by us and our subsidiary, Olga Shipping Corporation, in respect of the original guarantee by Danske Bank
International  S.A.  in  favor  of  the  lender.  In  addition,   Olga  Shipping
Corporation issued a first priority mortgage on the vessel Olga in favor of Danske Bank International S.A. covering the counter guarantee liability. The loan is due to be repaid in October, 2005.

     Gunhild Shipping Corporation entered into a $22.4 million debt instrument with Danske Bank A/S on November 6, 1998 to assist in the financing of the vessel TORM Gunhild. The interest rate is a variable rate based on LIBOR and a margin of .5%. This loan is jointly and severally guaranteed by us and our subsidiary, Gunhild Shipping Corporation, in respect of the original guarantee by Danske Bank International S.A. in favor of the lender. In addition, Gunhild Shipping Corporation issued a first priority mortgage on the vessel TORM Gunhild in favor of Danske Bank International S.A. covering the counter guarantee liability. The loan is due to be repaid in 2009.

     Anne Product Carriers (PTE) Ltd. entered into a $25.6 million debt instrument with Danske Bank A/S on August 25, 1998 to assist in the financing of the vessel TORM Anne. The interest rate is a variable rate based on LIBOR and a margin of .5%. This loan is jointly and severally guaranteed by us and our subsidiary, Anne Product Carriers (PTE) Ltd., in respect of the original guarantee by Danske Bank International S.A. in favor of the lender. In addition, Anne Product Carriers (PTE) Ltd. issued a first priority mortgage on the vessel TORM Gunhild in favor of Danske Bank International S.A. covering the counter guarantee liability. The loan is due to be repaid in 2009.

     Eastern Light Shipping Limited entered into a $16.08 million debt instrument with Danske Bank A/S on November 17, 1995 to assist in the financing of the vessel TORM Pacific. The interest rate is a variable rate based on LIBOR and a margin of .75%. This loan is jointly and severally guaranteed by us and our subsidiary, Eastern Light Shipping Limited, in favor of the lender. In addition, Eastern Light Shipping Limited, at or about payment of the fourth advance of the loan, issued a first priority mortgage on the vessel TORM Pacific in favor of Danske Bank, Hong Kong Branch covering the total amount of the loan. The loan is due to be repaid in 2007.

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

     Caseros Shipping Limited entered into a $22.0 million debt instrument with Christiania Bank og Kreditkasse on June 19, 1994 to assist in the financing of the vessel TORM Asia. The interest rate is a variable rate based on the prime rate in the Singapore interbank eurocurrency market and a margin of 1.25%. In addition, Caseros Shipping Limited executed a first preferred Liberian mortgage over the vessel TORM Asia as well as a collateral deed of assignment of the Earnings and the Insurances of the vessel. The loan is due to be repaid in 2004.

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

     Gerd Shipping Corporation entered into a $22.6 million loan agreement with Commerzbank Aktiengesellschaft on December 3, 2002 to assist in the financing of the vessel TORM Gerd. The interest rate is a variable rate based upon LIBOR and a margin of .95%. We have issued a guarantee in respect of this loan in favor of the lender. The loan is due to be repaid in 2012.

     Gertrud Shipping Corporation entered into a $22.6 million loan agreement with Commerzbank Aktiengesellschaft on December 3, 2002 to assist in the financing of the vessel TORM Gertrud. The interest rate is a variable rate based upon LIBOR and a margin of .95%. We have issued a guarantee in respect of this loan in favor of the lender. The loan is due to be repaid in 2012.

     Thyra Shipping Corporation entered into a $22.8 million loan agreement with Danish Shipfinance on August 30, 2002 to assist in the financing of the vessel TORM Thyra. The interest rate is a variable rate based upon LIBOR and a margin of .8%. We have issued a guarantee in respect of this loan in favor of the lender. The loan is due to be repaid in 2013.

     Freya Shipping Corporation entered into a $22.8 million loan agreement with Danish Shipfinance on August 30, 2002 to assist in the financing of the vessel TORM Freya. The interest rate is a variable rate based upon LIBOR and a margin of .8%. We have issued a guarantee in respect of this loan in favor of the lender. The loan is due to be repaid in 2013.

     Valborg Shipping Corporation entered into a $35.2 million loan agreement with Danish Shipfinance on March 19, 2003 to assist in the financing of a 99,900 dwt product tanker currently under construction. The interest rate is a variable rate based upon LIBOR and a margin of .8%. We have issued a guarantee in respect of this loan in favor of the lender. The loan is due to be repaid in 2013.

     Ingeborg Shipping Corporation entered into a $35.2 million loan agreement with Danish Shipfinance on March 19, 2003 to assist in the financing of a 99,900 dwt product tanker currently under construction. The interest rate is a variable rate based upon LIBOR and a margin of .8%. We have issued a guarantee in respect of this loan in favor of the lender. The loan is due to be repaid in 2013.

NEWBUILDING CONTRACTS

     We entered into two contracts with Samho Heavy Industries Co., Ltd., each for the construction of a 99,000 dwt product tanker. These contracts were executed on November 24, 2000. The contracts provide for stage payments of 10% in advance, 10% following the execution of the contract, 20% during construction, and 60% upon delivery of the vessel. The tankers are scheduled to be delivered at the end of October and November 2003.

     We reached agreements with Danish Shipfinance to finance 80% of the construction price for the two Samho vessels. We have already paid 30% of the purchase price for each of the vessels as required by the shipbuilding contracts of which 20% is self financed and 10% are financed through Danish Shipfinance.

     We also entered into two contracts with Hyundai Heavy Industries Co., Ltd., each for the construction of a 75,000 dwt product tanker. These contracts were executed on May 23 and May 31, 2002. The contracts provide for stage payments of 10% in advance, 10% following execution of the contract, 20% during construction, and 60% upon delivery of the vessel. The tankers are set to be delivered at the end of January and July 2004.

     On the two Hyundai vessels we have already paid 20% and 30% respectively of the purchase price for each of the vessels as required by the shipbuilding contracts. We are in the process of finalizing the documentation for the loans on these vessels. The terms of the loans are expected to be generally similar to the loans obtained on the previous 10 newbuildings contracted between 2000 and 2001 and the two Samho vessels mentioned above.

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

     Non-resident shareholders may be eligible for a refund of part of the withholding tax where the shareholders are entitled to, and comply with procedures for claiming benefits under an income tax convention. Eligible shareholders who comply with certain certification procedures may claim a refund from the Danish tax authorities, which will reduce the effective withholding tax rate, normally to 15%. The claim for a refund must be certified by the holder's local tax authorities on forms prepared by the Danish tax authorities, which are then submitted to the Danish tax authorities.

     No withholding tax is levied on dividends paid to a corporation which holds at least 20% of a company's shares, provided that the shareholder company (i) has held those shares for a minimum of one year during the time in which the dividends were paid and (ii) is a resident in another European Union country or in a country with which Denmark has entered into a taxation treaty which eliminates or reduces the withholding tax on dividends.

     Under the current income tax convention between Denmark and the United States, dividends on shares beneficially-owned by U.S. holders who are eligible for treaty benefits are subject to an effective Danish withholding tax at the rate of 15%. The withholding tax rate is reduced to 5% if the beneficial owner of the dividends is a U.S. company, which holds directly at least 10% of the share capital of the company paying the dividends.

     Denmark has entered into tax conventions reducing the withholding tax to the applicable convention rate for individual residents of the United States, Canada, Germany, Belgium, Luxembourg, Norway, Sweden, Ireland, Switzerland, Greece and the United Kingdom. The regime does not entitle the investor to a lower withholding tax rate than the rate applicable according to the double taxation treaty, but reduces the withholding tax rate from the normal rate of 28% to the withholding tax rate that applies according to the relevant double taxation treaty.

     In order to receive benefits under the regime mentioned in the preceding paragraph, a U.S. investor must deposit his shares with a Danish bank. An agreement on the deposit of shares must be made with the Danish bank in question.

     Further, the U.S. investor must obtain a certificate of residential address and tax liability from the tax authorities in the U.S. and file it with the Danish account holding bank through which the U.S. investor holds his shares.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

     In the opinion of Seward & Kissel LLP, our U.S. counsel, the following are the material U.S. federal income tax consequences to us and to U.S. Holders and Non-U.S. Holders, as defined below, regarding our ADSs. The following discussion of U.S. federal income tax matters is based on the Internal Revenue Code of 1986, as amended, which we refer to as the "Code", judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all as they exist on the date hereof and all of which are subject to change, possibly with retroactive effect. In addition, the discussion is based, in part, on the description of our business as described above and assumes that we conduct our business as described in that section.

     References in the following discussion to "we", "us" and "our" are to A/S Dampskibsselskabet Torm ("TORM") and its subsidiaries on a consolidated basis. For purposes of the discussion below, the U.S. Holders and Non-U.S. Holders of ADSs generally will be treated as the owners of the common stock of TORM represented by the ADSs. In the following discussion, the United States Internal Revenue Service is referred to as the "IRS".

United States Taxation Of Our Company

     We anticipate that substantially all of our gross income will be derived from the use and operation of vessels in international commerce and that this income will principally consist of freights from the transportation of cargoes, hire or lease income from voyage, time or bareboat charters and the performance of services directly related thereto, which we refer to as "shipping income". Unless exempt from U.S. taxation under Section 883 of the Code or under Article 8 of the United States-Denmark Income Tax Treaty, we will be subject to U.S. federal income taxation, in the manner discussed below, to the extent our shipping income is considered for U.S. federal income tax purposes to be derived from sources within the United States.

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

Code Section 883 Exemption

     TORM and each subsidiary that derives U.S. source shipping income will qualify for exemption from U.S. federal income tax under Section 883 in respect of such shipping income if, in relevant part:

     o TORM and each subsidiary is organized in a qualified foreign country which is one that grants an equivalent exemption from tax to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883, which we refer to as the "country of organization requirement"; and

     o more than 50% of the value of the stock of TORM and each subsidiary is treated as owned, directly or indirectly, by individuals who are "residents" of qualified foreign countries, which we refer to as the "ownership requirement".

     Since the U.S. Treasury Department has recognized Denmark, the country of incorporation of TORM, and each of the countries of incorporation of TORM's subsidiaries as a qualified foreign country in respect of the shipping income for which exemption is being claimed under Section 883, TORM and each subsidiary satisfy the country of organization requirement.

     In respect of the ownership requirement, Section 883 provides a special publicly-traded rule applicable to both TORM and its subsidiaries. In the case of TORM, it will be exempted from having to satisfy the ownership requirement if its stock is considered to be "primarily and regularly traded on an established securities market" located in its country of organization, Denmark, in another qualified foreign country or in the United States, which we refer to as the "publicly-traded test". Furthermore, if TORM satisfies the publicly-traded test, the stock of TORM's subsidiaries will be deemed to be owned by individual residents of Denmark and each of the subsidiaries will satisfy the ownership requirement.

     Proposed regulations interpreting Section 883 were promulgated by the U.S. Treasury Department in August of 2002, which we refer to as the "proposed regulations." These regulations superseded and replaced in their entirety the regulations interpreting Section 883 as initially proposed that were promulgated by the U.S. Treasury Department in February of 2000.

     The proposed regulations will apply to taxable years ending thirty days or more after the date the regulations are published as final regulations in the Federal Register. As a result, such regulations will not be effective for calendar year taxpayers like ourselves until that calendar year 2004 at the earliest. At this time, it is unclear when the proposed regulations will be finalized and whether they will be finalized in their present form.

     The  proposed  regulations  provide,  in  pertinent  part,  that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares that are traded during any taxable year on that market exceeds the number of shares traded during that year on any other established securities market.

     At present, the sole class of TORM's stock that is issued and outstanding is its common stock, which is listed on the Copenhagen Stock Exchange, an established securities market in Denmark. TORM's common stock as represented by its ADSs (each representing one share of common stock) is also listed on the NASDAQ National Market (NASDAQ), which is an established securities market in the United States. However, since TORM's common stock as represented by ADSs began trading on the NASDAQ on April 17, 2002, the trading activity has represented less than 1% of the common shares traded on the Copenhagen Stock Exchange. For the foreseeable future, TORM has no reason to expect that more common shares will not continue to be traded on the Copenhagen Stock Exchange than on the NASDAQ and therefore, the analysis below proceeds on the premise that its common shares are "primarily traded" on the Copenhagen Stock Exchange.

     The proposed regulations further provide that stock will be considered to be "regularly traded" on a securities market if:

     o stock representing more than 50% of the issuer's outstanding shares, by voting power and value, is listed on such market, which we refer to as the "50% listing threshold";

     o with respect to the class of stock relied on to satisfy the 50% listing threshold:

               o such class of stock is traded on such market, other than in de minimis quantities, on at least 60 days during the taxable year, which we refer to as the "trading frequency threshold"; and

               o the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year, which we refer to as the "trading volume threshold".

     TORM currently satisfies the 50% listing threshold in respect of the Copenhagen Stock Exchange.

     TORM's common stock is currently traded with such frequency and volume on the Copenhagen Stock Exchange that it satisfies the trading frequency and trading volume thresholds. TORM has no reason to believe that this will not continue to be the case notwithstanding the ADS listing on the NASDAQ.

     Notwithstanding the foregoing, the proposed regulations provide, in pertinent part, that TORM's common stock will not be considered to be regularly traded on an established securities market for any taxable year in which 50% or more of the outstanding shares of such stock are owned, within the meaning of the regulations, on any time during such taxable year by persons who each own 5% or more of the value of the outstanding shares of such stock, which we refer to as the "5% override rule".

     In the event the 5% override rule is triggered based on its "at any time during the year" standard, the proposed regulations provide that the 5% override rule will not apply for such year if we can establish that among the closely-held group of 5% shareholders, which we refer to as the "5% Closely-Held Group", there are sufficient 5% shareholders that are considered to be qualified shareholders for purposes of Section 883 to preclude non-qualified 5% shareholders in the 5% closely-held group from owning 50% or more of our stock for more than half the number of days during such year, which we refer to as the "5% Closely-Held Group Exception".

     Based on its shareholdings during 2002, TORM would not be subject to the 5% override rule and thus, both TORM and its subsidiaries would qualify for exemption under Section 883 for 2002. However, based on its current shareholdings, TORM would be subject to the 5% override rule and TORM's ability to satisfy the 5% Closely-Held Group Exception could prove to be problematic. If TORM were denied the benefit of the special publicly traded rule, we believe that TORM and its subsidiaries satisfy the ownership requirement in accordance with the proposed regulations as currently drafted.

     Until final regulations interpreting Section 883 are promulgated and come into force, however, we intend to take the position that TORM satisfies the publicly-traded test and as such, we and our subsidiaries are entitled to exemption from U.S. federal income tax under Section 883 in respect of our U.S. source shipping income.

The United States-Denmark Income Tax Treaty Exemption

     Without regard to Section 883, we believe that TORM and its Danish subsidiaries would qualify for exemption from U.S. federal income tax under
Article 8 of the United States-Denmark Income Tax Treaty, which we refer to as the "Treaty".

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

     The publicly-traded rule provides that a Danish corporation such as TORM, as well as its wholly-owned Danish subsidiaries, will be entitled to the benefits of the Treaty if all of TORM's shares in the class or classes of stock representing more than 50 percent of the vote and value of its stock, which we refer to as the "50% vote/value test", are listed on a "recognized stock exchange" and are "substantially and regularly traded" on one or more recognized stock exchanges, which we refer to as the "substantially and regularly traded test". The term "recognized stock exchange" includes the Copenhagen Stock
Exchange and the NASDAQ. The shares in a class of stock are considered to be "substantially and regularly traded" if (i) trades in such class are effected on one or more recognized stock exchanges other than in de minimis quantities during every quarter, and (ii) the aggregate number of shares of that class traded during the previous taxable year is at least six (6) percent of the average number of shares outstanding in that class during that taxable year.

     TORM's common stock is currently listed on a recognized stock exchange within the meaning of the Treaty (the Copenhagen Stock Exchange). Since the common stock is TORM's sole class of stock, the 50% vote/value test is satisfied. Based on their recent trading history on the Copenhagen Stock Exchange over the past two years, the common shares of TORM also satisfy the substantially and regularly traded test of the Treaty. Although we cannot give any assurances, we have every expectation that the trading volume and trading frequency of TORM's common shares on the Copenhagen Stock Exchange will continue to match or exceed the recent trading history of TORM's common shares on the Copenhagen Stock Exchange.

Taxation in Absence of Internal Revenue Code Section 883 Exemption or Treaty Exemption

     4% Gross Basis Tax Regime. To the extent the benefits of Section 883 or the Treaty are unavailable, the U.S. source shipping income of TORM and its subsidiaries which is not considered to be "effectively connected" with the conduct of a U.S. trade or business as discussed below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

     Net Basis and Branch Tax Regime. To the extent the benefits of the Section 883 exemption or the Treaty are unavailable and the U.S. source shipping income of TORM and its subsidiaries are considered to be "effectively connected" with the conduct of a U.S. trade or business, as discussed below, any such "effectively connected" U.S. source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at graduated rates of up to 35%. In addition, TORM and its subsidiaries may be subject to the 30% "branch-level" taxes (or such lesser tax as provided by an applicable income tax treaty) on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of their U.S. trade or business.

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

     Distributions. Any distributions made by the ADS depositary agent, or depositary, with respect to our ADSs to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

     Dividends paid with respect to our ADSs to a non-corporate U.S. Holder (a "U.S. Individual Holder") may be eligible for preferential tax rates (through
2008) under recently enacted legislation provided that (1) we are a "qualified foreign corporation" and (2) the U.S. Individual Holder has owned our stock for more than 60 days in the 120-day period beginning 60 days before the date on which our stock becomes ex-dividend. The preferential tax rates do not apply to U.S. Holders that are not individuals.

     We will be treated as a "qualified foreign corporation" if either (1) our ADSs are readily tradable on an established securities market in the United States or (2) we are eligible for the benefits of a satisfactory (in the judgment of the U.S. Treasury Secretary) comprehensive income tax treaty between the United States and a foreign country which includes an exchange of information program.

     Although no guidance has been issued by the IRS defining when the ADSs of a foreign corporation will be treated as readily tradable on an established securities market in the United States for this purpose, we believe that our ADSs should so qualify. Alternatively, as discussed above, we are eligible for the benefits of the Treaty and believe that the Treaty should qualify as a satisfactory for this purpose although there is no assurance that the Treasury Secretary will agree. Therefore, although it is not entirely free from doubt, we believe that any dividends paid by us on our ADSs should be eligible for these preferential rates in the hands of a U.S. Individual Holder. However, certain limitations may apply to any "extraordinary dividends" paid by us. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Holder.

     Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder's tax basis in his ADSs on a dollar for dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividend received deduction with respect to any distributions they receive from us. Dividends paid with respect to the underlying common stock of each ADS will generally be treated as "passive income" or, in the case of certain types of U.S. Holders, "financial services income", for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

     Sale, Exchange or other Disposition of ADSs. A U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our ADSs in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in the ADSs. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period in the ADSs is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

U.S. Taxation of "Non-U.S. holders"

     A beneficial owner of an ADS that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder."

     Distributions. Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our common stock, unless the dividends are effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States or, if the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to those dividends, those dividends are attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

     Sale, Exchange or Other Disposition of ADSs. Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our ADSs unless: (i) the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States or, if the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

     If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the ADSs, including dividends on the underlying common stock and the gain from the sale, exchange or other disposition of such stock that is effectively connected with the conduct of that trade or business, will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

     In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements and "backup withholding" if you are a non-corporate U.S. Holder and you:

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

     If you sell your ADSs to or through a U.S. office or broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your ADSs through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, including a payment made to you outside the United States, if you sell your ADSs through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States.

     Backup withholding is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the U.S. Internal Revenue Service.

Danish Tonnage Taxation Scheme

     On February 6, 2002, the Danish Government proposed a bill regarding Tonnage Taxation, which was enacted on April 18, 2002. According to the new Tonnage Taxation Act, taxable income will no longer be calculated as the difference between taxable income and deductible expenses as under the normal corporate taxation. Instead, taxable income is calculated with reference to the tonnage used by the Company during the year. The legislation was implemented retroactively from January 1, 2001 and in connection with the submission of tax return for 2001 the Company decided to enter the tonnage taxation scheme with effect from January 1, 2001.

     The election is binding for a ten-year period and, accordingly, TORM will be covered by the tonnage tax system until 2010.

     Taxable income under the tonnage tax system is calculated using fixed rates per 100 net tons per day for the vessels. When calculating taxable income according to the tonnage tax system, no deductions or depreciation charges are allowed.

     Activities in relation to management of pools of vessels owned by other shipping companies cannot be taxed according to the tonnage tax system, but will be taxed in accordance with the ordinary Danish corporate tax legislation. Special rules apply in relation to the treatment of financial income/expenses.

     The taxable income for a Company for a given period is calculated as the sum of the taxable income under the tonnage tax system and the taxable income made up in accordance with to the ordinary Danish corporate tax system. The taxable income is taxed at the normal corporate tax rate (presently 30 %). The taxable income may be offset by tax losses carried forward following the normal Danish Tax rules.

     Capital gains in connection with the sale of vessels - calculated for each vessel as the difference between the sales price and the acquisition price plus expenses incurred for improvement of the vessel - are taxed in accordance with the normal tax legislation.

     Generally, recaptured depreciation should be taken into income. However, such taxation may be deferred if new vessels are contracted within certain time limits.

     In this respect, when converting to the tonnage tax system, the existing vessels are transferred to a transition account at their tax value. Any costs relating to improvements of these vessels are added to this account. Vessels acquired after transferring (January 1, 2001) to the tonnage tax system are booked on a special netting account. Costs relating to improvement of these vessels are added to the netting account. If a vessel is sold, the smaller amount of the sales price and the actual acquisition price plus expenses for improvements shall reduce the transition account (if the ships were acquired prior to entering the tonnage tax system) or netting account (if the ships were acquired after entering the tonnage tax system).

     The transition and netting accounts are reduced annually by a depreciation rate of 12 %. If the transition account is negative and at the same time the netting account is positive, the reduction is made on the basis of the net amount.

     If the shipping company's transition account becomes negative, the negative amount shall be included in the taxable income unless the negative amount is fully or partially neutralized by a positive amount on the netting account plus contracted newbuild tonnage which shall be delivered within maximum three years.

     In accordance with Danish accounting principles, the provision for deferred tax that existed at the date of enactment, DKK 360 million, has been released to income in 2002, which is also in accordance with shipping industry practice in Denmark. The Company has paid no tonnage tax in 2001 and 2002 due to tax losses carried forward.

     The tonnage tax legislation is new, and the guidance from the authorities is not detailed in every aspect. Accordingly, in connection with the preparation of our tax returns for 2001, we made interpretations of the new tonnage tax legislation that we believe are defensible, but may be challenged by the tax authorities.

F. Dividends and paying agents.

     Not Applicable.

G. Statement by experts.

     Not Applicable.

H. Documents on display.

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Securities and Exchange Commission at its principal office in Washington, D.C. 20549. The Securities and Exchange Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we and other registrants have filed electronically with the Securities and Exchange Commission. In addition, documents referred to in this annual report may be inspected at our headquarters at Marina Park, 10 Sundkrogsgade, DK-2100 Copenhagen 0, Denmark.

I. Subsidiary Information

     Not Applicable.

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

Foreign Exchange Rate Risk.

     Our operations are primarily denominated in U.S. dollars while our reporting currency is the Danish Kroner. Virtually all of our revenues and most of our operating costs are denominated in U.S. dollars. A hypothetical 1% weakening of the U.S. dollar would have resulted in a decrease in earnings from shipping activities of DKK 5 million for the year ended December 31, 2002 (DKK 7 million as of December 31, 2001). We have DKK 2,345 million of outstanding indebtedness at December 31, 2002 that is repayable in U.S. dollars (DKK 1,432 million as of December 31, 2001). The increase primarily derives from the deliveries of newbuildings and prepayments on vessels under construction. A hypothetical 1% uniform weakening of the U.S. dollar would have resulted in a translation adjustment of DKK 23 million recorded in shareholders' equity (DKK 10 million as of December 31, 2001). Such a change in exchange rates would not have impacted our cash flows. We maintain the necessary U.S. dollar balances to repay our outstanding U.S. dollar obligations and these borrowings are directly related to U.S. dollar based assets.

     In order to manage this risk, we enter into forward contracts and cross currency contracts. As of December 31, 2002, we had the following financial instruments in place:

                  Actual Value at the
Cross Currency    date of entering into
Contracts         the Contract             Date of Maturity      Fair Value
---------         ------------             ----------------      ----------

USD 8 million     DKK 57.7 million         June 2004             DKK 1.0 million
USD 10 million    DKK 72.2 million         June 2004             DKK 1.3 million
USD 5 million     DKK 36.4 million         July 2004             DKK 1.2 million
USD 7 million     DKK 51.8 million         December 2004         DKK 2.2 million
USD 5 million     DKK 37.0 million         December 2004         DKK 1.6 million
USD 5 million     DKK 37.0 million         January 2005          DKK 2.2 million
Total                                                            DKK 9.5 million

     As of December 31, 2002, the fair value of the above cross currency contracts totaled DKK 9.5 million as compared to (DKK 44.0 million) as of December 31, 2001.

Forward Currency Contracts

     As of December 31, 2002, the fair value of our forward currency contracts was DKK 0 million as compared to DKK 3.2 million as of December 31, 2001.

Interest Rate Risk.

     As of December 31, 2002, all of our debts have variable interest rates based on LIBOR plus a margin.

     In certain  cases,  we utilize  derivative  financial  instruments  to take advantage of interest rate fluctuations on earnings and cash resources. Typically, we use forward rate agreements (FRA) for short term requirements, whereas interest rate swaps are entered into for periods up to 5 years, normally 2-3 years, if satisfactory interest rate levels can be achieved. The instrument's profile always matches the loan profile of the particular loan in question. The differential to be paid or received under the swap agreements is accrued as interest rates change and is recognized as an adjustment to interest expense.

     As of December 31, 2002, we were committed to a series of interest rate swap agreements whereby 28% of our total floating rate debt was swapped with fixed rate obligations having an average remaining term of 0.8 year, expiring between 2003 and 2004. These arrangements effectively change our interest rate exposure on the hedged debt from a floating LIBOR rate to an average fixed rate of 3.6%. An additional 36% of our floating rate debt was swapped with fixed rate obligations using interest swaps containing an option element having an average remaining term of 4.9 years and expiring in 2007. An interest rate swaps containing an option element is an agreement where the seller has an option to ask the buyer to pay actual LIBOR rate if this is above a certain threshold on the fixing day. On three of four interest rate swaps with an option element this threshold is 7%. Below this level the swaps acts as normal interest rate swaps and thereby change our interest rate exposure on the hedged debt from a floating LIBOR rate to an average fixed rate of 4.4%. We have received compensation for selling this option. This compensation is reflected in above average fixed rate of 4.4%. If market interest rates were to decrease approximately 1% the interest rate swap agreements in place at the end of the year would require us to pay DKK
16.5 million of interest in excess of market rates. The fair value of these interest rate swaps at December 31, 2002 was (DKK 44.9 million) as compared to (DKK 9.7 million) as of December 31, 2001.

     An increase in interest rates of 1 percentage point on the remaining variable rate debt would result in DKK 9.3 million of additional interest expense for the year ended December 31, 2002 as compared to DKK 6 million as of December 31, 2001. We assess each debt instrument, the level of debt to fix and the timing of entering into such agreements based on the market conditions.

     Additionally, as of December 31, 2002, we have investments in certain fixed interest rate bonds with a carrying amount of DKK 354 million as compared to DKK 570 million as of December 31, 2001. The bond portfolio was reduced in order to facilitate the acquisition of the shares of NORDEN. The fair values of these investments could be negatively impacted by increases in interest rates. If the average interest rate for 2003 is 1 percentage point greater than the rate as of December 31, 2002, the fair values of these investments would decrease by DKK
8.5 million as compared to DKK 22.8 million as of December 31, 2001.

Fuel Price Risk.

     Our results of operations could be negatively impacted by increases in the price of fuel oil. To hedge our exposure to this risk, we enter into fuel price swap agreements, which effectively fix the price to be paid for a portion of our fuel requirements for a specified period of time, usually one year or less. During 2002, we fixed the price on 18% of our fuel usage through these instruments. A hypothetical 1% increase in the December 31, 2002 cost per metric ton of fuel oil would result in an increase in fuel expense of DKK 2.1 million, for the year ending December 31, 2003, based on projected fuel usage as compared to DKK 2.2 million as of December 31, 2001. As of December 31, 2002, we have hedged approximately 3% of our 2003 fuel requirements. As of December 31, 2002 the fair values of these contracts were DKK 1.1 million as compared to (DKK 1.9 million) as of December 31, 2001.

                                     Part II

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not Applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Neither we nor any of our subsidiaries have been subject to a material default in the payment of principal, interest, a sinking fund or purchase fund installment or any other material default that was not cured within 30 days. In addition, the payment of our dividends are not, and have not been in arrears or have not been subject to a material delinquency that was not cured within 30 days.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

     Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures.

     Within the 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in alerting them timely to material information relating to the Company required to be included in the Company's periodic Securities and Exchange Commission filings.

Changes in internal controls.

     There have been no significant changes in the Company's internal controls or in other factors that could have significantly affected those controls subsequent to the date of the Company's most recent evaluation of internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16. RESERVED

ITEM 17. FINANCIAL STATEMENTS

     We  specifically  incorporate  by  reference  in  response to this item the
report  of  the  independent   auditors,   the  consolidated  audited  financial
statements and the accompanying notes, appearing on pages F-1 through F-45.

ITEM 18. FINANCIAL STATEMENTS

     Not Applicable.

                              TORM AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors ..............................................F-2
Consolidated Statements of Operations for the years ended
     December 31, 2000, 2001 and 2002 .......................................F-3
Consolidated Balance Sheets as of December 31, 2001 and 2002 ................F-5
Consolidated Statements of Total Gains and Losses for the years ended
    December 31, 2000, 2001 and 2002 ........................................F-7
Consolidated Statements of Cash Flow for the years ended
     December 31, 2000 2001 and 2002 ........................................F-9
Notes to Consolidated Financial Statements .................................F-10

INDEPENDENT AUDITORS' REPORT TO THE SHAREHOLDERS OF AKTIESELSKABET DAMPSKIBSSELSKABET TORM

     We have audited the accompanying consolidated balance sheets of Aktieselskabet Dampskibsselskabet TORM and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, total gains and losses, statement of changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Aktieselskabet Dampskibsselskabet TORM and subsidiaries as of December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with the accounting provisions of Danish legislation applied on a consistent basis after giving retroactive effect to the change in accounting for financial leases, sales and leaseback transactions, swaps of vessels, dividends, own shares, derivative financial instruments and financial liabilities as described in Note 1.

     Accounting principles used by Aktieselskabet Dampskibsselskabet TORM and subsidiaries in preparing the accompanying financial statements are in conformity with the accounting provisions of Danish legislation, which vary in certain respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the each of the three years ended December 31, 2002 and the determination of shareholders' equity at December 31, 2002 and 2001, to the extent summarised in the restated Note 17 to the consolidated financial statements.


Deloitte & Touche Chartered Accountants
Copenhagen, Denmark

June 24, 2003

                              TORM AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
              For The Years Ended December 31, 2000, 2001 and 2002
                         (Expressed in thousands of DKK)

                                                  Note      2000          2001          2002
                                                            ----          ----          ----
Net revenue                                               2,158,671     2,583,351     1,948,036
Port expenses and bunkers                                  (844,700)     (808,210)     (834,504)
                                                          ---------     ---------     ---------
Time Charter Equivalent Earnings                          1,313,971     1,775,141     1,113,532

Charter hire                                               (418,019)     (790,204)     (564,555)
Technical running costs                                    (283,082)     (194,362)     (217,332)
                                                          ---------     ---------     ---------
Net earnings from shipping activities              2,3      612,870       790,575       331,645

Profit on sale of vessels and interests                      12,263        92,960        81,164
Administrative expenses                            3,4      (84,418)     (129,535)     (115,890)
Other operating income                                       45,305        60,197        55,228
                                                          ---------     ---------     ---------
Profit/(loss) before depreciation                           586,020       814,197       352,147

Depreciation                                         6     (220,727)     (159,160)     (145,357)
                                                          ---------     ---------     ---------
Profit/(loss) before financial items                        365,293       655,037       206,790

Financial items                                      7     (156,737)     (101,444)      (91,655)
                                                          ---------     ---------     ---------
Profit/(loss) before tax and extraordinary items            208,556       553,593       115,135

Tax on profit on ordinary activities                 8      (53,298)     (166,018)      360,190
                                                          ---------     ---------     ---------
Profit/(loss) for the year                                  155,258       387,575       475,325
                                                          ---------     ---------     ---------
Allocation of profit
The Board of Directors recommends that the
year's result of DKK 475 million be
allocated as follows:

Proposed dividend DKK 2 per share of DKK 10
(2001: DKK 4)                                                                            36,400
Transfer to reserve for net revaluation according
to the equity method of accounting                                                            0

Retained earnings carried forward                                                       438,925
                                                                                      ---------
                                                                                        475,325
                                                                                      ---------

  The accompanying notes are an integrated part of these financial statements.

                              TORM AND SUBSIDIARIES
                           CONSOLIDATED balance sheets
                        As of December 31, 2001 and 2002
                         (Expressed in thousands of DKK)

                                           Note            2001          2002
                                                           ----          ----
ASSETS
FIXED ASSETS

Tangible fixed assets
Leasehold improvements                                       7,161         4,982
Land and buildings                                           1,920         2,487
Vessels and capitalized dry-docking          12          1,743,327     2,581,375
Prepayment on vessels under construction                   442,539       387,978
Other plant and operating equipment                         41,631        16,854
                                                         ---------     ---------
                                              6          2,236,578     2,993,676
                                                         ---------     ---------
Financial fixed assets

Other investments                             5             37,700       290,106
                                                         ---------     ---------
                                                            37,700       290,106
                                                         ---------     ---------
Total fixed assets                                       2,274,278     3,283,782
                                                         ---------     ---------
CURRENT ASSETS

Inventories
Inventory of bunkers                                        33,789        33,228
                                                         ---------     ---------
Accounts receivables
Freight receivables, etc                                   387,014       224,425
Other receivables                                           75,633        24,176
Prepayments                                                 21,300        21,634
                                                         ---------     ---------
                                                           483,947       270,235
                                                         ---------     ---------
Securities
Bonds                                        12            570,783       353,767
                                                         ---------     ---------
Cash at bank and in hand                     12            256,470       168,282
                                                         ---------     ---------
Total current assets                                     1,344,989       825,512
                                                         ---------     ---------
Total assets                                             3,619,267     4,109,294
                                                         ---------     ---------

  The accompanying notes are an integrated part of these financial statements.

                              TORM AND SUBSIDIARIES
                     CONSOLIDATED balance sheets (continued)
                        As of December 31, 2001 and 2002
                         (Expressed in thousands of DKK)

                                              Note        2001          2002
                                                       ----------    ----------
LIABILITIES
SHAREHOLDERS' EQUITY

Common shares                                    9        182,000       182,000
Revaluation reserve                                        22,128             0
Own shares                                       9        (51,482)      (51,962)
Retained Profit                                           694,908     1,552,659
Proposed dividend                                          72,800        36,400
                                                       ----------    ----------
Total capital and reserves                                920,354     1,719,097
                                                       ----------    ----------

PROVISIONS

Deferred tax                                     8        360,077             0
                                                       ----------    ----------
Total shareholders equity                                 360,077             0
                                                       ----------    ----------
LIABILITIES

Long-term liabilities
Mortgage debt and bank loans                10, 12      1,519,743     1,735,464
                                                       ----------    ----------

Current liabilities
Next year's installments on mortgage
  debt and bank loans                       10, 12        287,577       298,061
Trade accounts payables                                   237,094       164,397
Other liabilities                               11        158,417       111,097
Accruals                                                  136,005        81,178
                                                       ----------    ----------
                                                          819,093       654,733
                                                       ----------    ----------
Total liabilities                                       2,338,836     2,390,197
                                                       ----------    ----------
Total liabilities, shareholders equity                  3,619,267     4,109,294
                                                       ----------    ----------

Collateral security                             12
Guarantees and contingent liabilities           13
Currency, interest rate, fuel price
  and credit risks                              14
Related party transactions                      15
Discontinuing operations                        16
Reconciliation to United States
  Generally Accepted
Accounting Principles (U.S. GAAP)               17

  The accompanying notes are an integrated part of these financial statements.

                              TORM AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF TOTAL GAINS AND LOSSES
              For The Years Ended December 31, 2000, 2001 and 2002
                         (Expressed in thousands of DKK)

                                                2000         2001         2002
                                              --------     --------     --------

Profit (loss)                                  155,258      387,575      475,325

Change in fair value of derivatives            (39,500)     (24,200)      10,900

Foreign currency translation                   (28,500)      44,200      382,700
                                              --------     --------     --------

Total gains and losses                          87,258      407,575      865,925
                                              --------     --------     --------

  The accompanying notes are an integrated part of these financial statements.

                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                     As of December 31, 2000, 2001 and 2002
                         (Expressed in millions of DKK)

                                              Common  Revaluation        Own   Retained   Proposed      Total
                                              shares     reserves     shares   earnings   dividend
SHAREHOLDERS' EQUITY
Balance at 1 January 2000                     182.0          13.1        0.0      672.8        0.0      867.9
Change in accounting policies                                                    (352.8)               (352.8)
Balance at 1 January 2000 as restated         182.0          13.1        0.0      320.0        0.0      515.1

Exchange rate adjustment of shareholders'
equity in subsidiaries and associated
companies                                                                          (4.1)                 (4.1)
Exchange rate adjustment of loans to
independent units                                                                   5.5                   5.5
Exchange rate adjustment of mortgage debt
and bank loans                                                                    (27.1)                (27.1)
Exchange rate adjustment of derivative
financial instruments                                                             (39.5)                (39.5)
Reversal of revaluation of shares                             9.7                  (9.7)                  0.0
Reversal of revaluation of bonds                              4.9                  (4.9)                  0.0
Dividends paid
Profit for the year                                                               151.7                 151.7
Dividend for the financial year                                                   (36.4)      36.4        0.0
Balance at 1 January 2001 as restated         182.0          27.7        0.0      355.6       36.4      601.7

Exchange rate adjustment of shareholders'
equity in subsidiaries and associated
companies                                                                           9.8                   9.8
Exchange rate adjustment of loans to
independent units                                                                  (0.7)                 (0.7)
Exchange rate adjustment of mortgage debt
and bank loans                                                                     35.1                  35.1
Fair value adjustment of derivative
financial instruments                                                             (24.2)                (24.2)
Reversal of revaluation of shares                            (3.2)                  3.2                   0.0
Reversal of revaluation of bonds                             (2.4)                  2.4                   0.0
Purchase of own shares                                                 (63.0)                           (63.0)
Disposal of own shares                                                  11.5       (1.1)                 10.4
Dividends paid                                                                               (36.4)     (36.4)
Profit for the year                                                               387.6                 387.6
Dividend for the financial year                                                   (72.8)      72.8        0.0
Balance at 1 January 2002 as restated         182.0          22.1      (51.5)     694.9       72.8      920.3

Exchange rate adjustment of shareholders'
equity in subsidiaries and associated
companies                                                                          (7.3)                 (7.3)
Exchange rate adjustment of loans to
independent units                                                                  (6.1)                 (6.1)
Exchange rate adjustment of mortgage debt
and bank loans                                                                    396.1                 396.1
Exchange rate adjustment of derivative
financial instruments                                                              10.9                  10.9
Reversal of revaluation of shares                           (19.5)                 19.5                   0.0
Reversal of revaluation of bonds                             (2.6)                  2.6                   0.0
Purchase of own shares                                                  (7.6)                            (7.6)
Disposal of own shares                                                   7.1                              7.1
Proceeds from sale of own shares                                                   (0.3)                 (0.3)
Dividends paid                                                                               (72.8)     (72.8)
Dividends paid on own shares                                                        3.5                   3.5
Profit for the year                                                               475.3                 475.3
Dividend for the financial year                                                   (36.4)      36.4        0.0

Shareholders' equity at 31 December
2002                                          182.0           0.0      (52.0)   1,552.7       36.4    1,719.1

  The accompanying notes are an integrated part of these financial statements.

                              TORM AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOW
              For The Years Ended December 31, 2000, 2001 and 2002
                         (Expressed in thousands of DKK)

                                                 2000        2001          2002
                                                 ----        ----          ----
CASH FLOW FROM OPERATING ACTIVITIES
Profit before financial items                 365,293     655,037       206,790
Interest received                              37,151      50,254        69,747
Interest paid                                (224,388)   (123,815)      (76,540)
                                             --------    --------    ----------
                                              178,056     581,476       199,997
Adjustments:
Reversal of depreciation                      220,726     159,160       145,357
Reversal of sale of liner activity                  0           0       (63,007)
Reversal of other non-cash movements         (192,429)    (26,869)      (60,461)
Taxes paid                                          0           0           (29)
Change in inventories, accounts
receivables and payables                       81,087     (31,540)       39,430
                                             --------    --------    ----------

Net cash inflow from operating activities     287,440     682,227       261,287
                                             --------    --------    ----------
CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets          (350,940)   (553,723)     (954,262)
Investment in equity interests and
securities                                          0     (15,144)     (247,983)
Sale of fixed assets                          954,182     607,635        20,549
     including profit on sale of vessels
     (included in operating activities)       (12,263)    (92,960)            0

Sale of liner activity                              0           0        63,007
                                             --------    --------    ----------
Net cash inflow/(outflow) from investing
activities                                    590,979     (54,192)   (1,118,689)
                                             --------    --------    ----------
CASH FLOW FROM FINANCING ACTIVITIES
Borrowing, mortgage debt                      131,855     164,825       842,472
Repayment/redemption, mortgage debt          (827,456)   (552,201)     (156,709)
Repayment/redemption, lease liabilities       (42,059)    (43,688)      (63,449)
Increase/(decrease) in bank debt              (18,654)       (340)            0
Dividends paid                                      0     (36,400)      (69,309)
Purchase/disposal of own shares                     0     (51,482)         (807)
                                             --------    --------    ----------
Cash inflow/(outflow) from financing
activities                                   (756,314)   (519,286)      552,198
                                             --------    --------    ----------
Net cash inflow/(outflow) from operating,
investing and financing activities            122,104     108,749      (305,204)
Cash and cash equivalents including bonds,
   in companies acquired/divested                   0      (7,917)            0
                                             --------    --------    ----------

Increase/(decrease) in cash and cash
equivalents                                   122,104     100,832      (305,204)
                                             --------    --------    ----------

Cash and cash equivalents,
   including bonds, at 1 January              604,316     726,420       827,252
                                             --------    --------    ----------
Cash and cash equivalents,
   including bonds, at 31 December            726,420     827,252       522,048
Of which used as collateral                  (206,608)   (183,466)     (186,056)
                                             --------    --------    ----------
                                              519,812     643,786       335,992
                                             --------    --------    ----------

  The accompanying notes are an integrated part of these financial statements.

                              TORM AND SUBSIDIARIES
                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
              For The Years Ended December 31, 2000, 2001 and 2002

NOTE 1 - ACCOUNTING POLICIES

BASIS OF PREPARATION

     The Annual Report of A/S Dampskibsselskabet TORM ("TORM") has been prepared in accordance with the provisions of the Danish Financial Statements Act applicable for listed companies in Accounting Class D, Danish Accounting Standards and the requirements of the Copenhagen Stock Exchange relating to the presentation of financial statements by listed companies.

CHANGE IN ACCOUNTING POLICIES

     The accounting policies are unchanged from last year and have been consistently applied, except for the following changes in accounting policies due to the enactment of the new Danish Financial Statements Accounts Act as per January 1, 2002 or where a change in accounting policy increases the consistency between Danish reporting and the U.S. GAAP reporting. Reporting under U.S. GAAP is required as a consequence of the Company's listing on the NASDAQ national market in April 2002.

FINANCE LEASES

     Agreements to charter vessels and to lease other property, plant and equipment, where a Group company has substantially all the risks and rewards of ownership are recognized in the balance sheet as finance leases. Lease assets are measured at the present value of future leasing payments at their inception determined in the agreements including any purchase options. The lease assets are depreciated and written down under the same accounting policy as the vessels owned by the Group or over the lease period depending on the lease terms. The capitalized lease obligation is recognized as a liability in the balance sheet. Previously the Group accounted for these agreements as operating leases as it was an allowed option under the Danish Annual Accounts Act.

     The change in policy has resulted in an increase in net income for 2002 of DKK 19.0 million (2001: DKK 0.7 million), net of tax and an increase in shareholders' equity as of December 31, 2002 of DKK 3.8 million (2001: Decrease of DKK 15.3 million).

SALE AND LEASEBACK TRANSACTIONS

     Gains related to sale and lease back transactions are deferred and amortized in proportion to the gross rental on the time charter over the life of the charter party. Previously all such gains were recognized at the date of the transaction.

     The change in policy has resulted in an increase in net income for 2002 of DKK 44.2 million (2001: DKK 8.9 million), net of tax and a decrease in shareholders' equity as of December 31, 2002 of DKK 38.8 million (2001: DKK 83.3 million).

SWAPS OF VESSELS

     Gains related to a swap of ownership in vessels are recognized in the income statement at the date of the swap transaction, except when the acquired vessels are similar to the vessels exchanged. Previously any gain on the swap of vessels was recorded in the income statement at the date of the swap transaction, except when the vessels were identical vessels of equivalent age. The Danish Financial Statements Act does not specify the treatment of such transactions and accordingly the Group has chosen to define its accounting policy to be consistent to U.S. GAAP.

     The change in policy has resulted in an increase of net income for 2002 of DKK 0.5 million (2001: Decrease of DKK 7.0 million), net of related tax and a decrease in shareholders' equity as of December 31, 2002 of DKK 6.5 million (2001: DKK 7.0 million).

DIVIDENDS

     Dividends are recognized as a liability at the time of declaration at the Annual General Meeting.

     Previously, proposed dividends were recognized in current liabilities in the fiscal year to which they related. The change in policy has resulted in an increase in shareholders' equity at December 31, 2002 of DKK 36.4 million (2001:
DKK 72.8 million) and a corresponding reduction of current liabilities.

OWN SHARES

     Own shares are recognized directly as part of shareholders' equity at cost. Upon subsequent disposal of own shares, any consideration is also recognized directly in shareholders' equity.

     Previously, own shares were reflected as an asset and adjusted at market value through the income statement.

     The change in policy has resulted in a decrease in net income for 2002 of DKK 6.1 million (2001: Increase of DKK 8.8 million) net of related tax and a reduction to shareholders' equity as of December 31, 2002 of DKK 50.7 million (2001: DKK 43.8 million).

DERIVATIVE FINANCIAL INSTRUMENTS

     The Company uses derivative financial instruments to hedge interest, currency and other risks. Derivative financial instruments are recognized at fair value in the balance sheet.

     For fair value hedges the change in fair value is offset against the change in fair value of the hedged item. For cash flow hedges the change in fair value on the contract is recorded as part of shareholders' equity and then transferred to the income statement concurrently with the hedged item being recognized in the income statement. The change in fair value on contracts that do not qualify for hedge accounting is recorded in the income statement at the end of each period.

     Previously, derivative financial instruments were not recognized in the balance sheet. For fair value hedges, exchange rate adjustments were reflected in the income statement. For cash flow hedges, no exchange rate adjustments were reflected until the contract expired.

     The change in policy has resulted in a decrease in net income for 2002 of DKK 7.5 million (2001: Increase of DKK 0.2 million), net of tax and a decrease of shareholders' equity as of December 31, 2002 of DKK 36.7 million (2001: DKK
26.7 million).

FINANCIAL LIABILITIES

     Mortgage debt and bank loans relating to the financing of vessels are stated in U.S. dollars and translated to DKK at the balance sheet date. As these are considered hedges of the currency risk relating to the vessels, any unrealized foreign exchange gains or losses at the balance sheet date is recognized directly in the shareholders' equity and then transferred to the income statement when the loan is repaid.

     Previously, the mortgage debt and bank loans relating to the financing of vessels in integrated entities were recorded at the historical exchange rate.

     The change in policy did not affect the income for the year. The change has resulted in an increase of shareholders' equity as of December 31, 2002 of DKK
27.5 million (2001: Decrease of DKK 368.7 million).

     The impact of the above changes in accounting policies as of January 1, 2002 has been reflected through a restatement of all periods presented and a cumulative adjustment to opening shareholders' equity.

     The incremental effects of the restatement in respect of each of the previously reported line items in the income statement are summarized below (in DKK million):

Year 2000
                 Finance  Sale and     Swap  Divi-      Own  Deriva-    Finan-    Total
                  leases     lease       of  dends   shares     tive      cial
                              back  vessels                   finan-  liabili-
                            trans-                              cial      ties
                           actions                           instru-
                                                               ments
                 -----------------------------------------------------------------------
Profit before      28.0    (141.3)      --       --      --     (3.6)      --    (116.9)
financial items

Profit before
taxes              (2.0)   (131.9)      --       --      --      3.6       --    (130.3)

Income Taxes       (0.2)   (39.6)       --       --      --       --       --    (39.8)

Profit for the
year               (1.8)   (92.3)       --       --      --      3.6       --    (90.5)

Total assets      316.9       --        --       --      --     26.7       --    343.6

Deferred taxes     (5.9)   (39.6)       --       --      --       --       --    (45.5)

Shareholder's     (15.5)   (91.7)       --     36.4      --     (2.7)   (403.8)  (477.3)
equity
Year 2001
                 Finance  Sale and     Swap  Divi-      Own  Deriva-    Finan-    Total
                  leases     lease       of  dends   shares     tive      cial
                              back  vessels                   finan-  liabili-
                            trans-                              cial      ties
                           actions                           instru-
                                                               ments
                 -----------------------------------------------------------------------
Profit before      26.6     19.0     (10.6)      --     4.1      1.9       --     41.0
financial items

Profit before
taxes               1.0     12.7     (10.0)      --    12.5      0.2       --     16.4

Income Taxes       (0.3)    (3.8)      3.0       --    (3.7)      --       --     (4.8)

Profit for the
year                0.7      8.9      (7.0)      --     8.8      0.2       --     11.6

Total assets      286.1       --     (10.0)      --   (40.1)    24.5       --    260.5

Deferred taxes     (5.6)   (35.7)     (3.0)      --     3.7       --       --    (40.6)

Shareholder's     (15.3)   (83.3)     (7.0)    72.8   (43.8)   (26.7)   (368.7)  (472.0)
equity
Year 2002
                 Finance  Sale and     Swap  Divi-      Own  Deriva-    Finan-    Total
                  leases     lease       of  dends   shares     tive      cial
                              back  vessels                   finan-  liabili-
                            trans-                              cial      ties
                           actions                           instru-
                                                               ments
                 -----------------------------------------------------------------------
Profit before      31.0     29.8       0.6       --      --      8.4       --     69.8
financial items

Profit before
taxes              19.3     45.3       0.6       --    (8.9)    (7.5)      --     48.8

Income Taxes       (0.3)    (1.1)     (0.1)      --     2.8       --       --      1.3

Profit for the
year               19.0     44.2       0.5       --    (6.1)    (7.5)      --     50.1

Total assets      223.6       --      (9.5)      --   (49.7)    (1.3)      --    163.1

Deferred taxes     (5.3)   (34.7)     (3.0)      --     1.0       --       --    (42.0)

Shareholder's       3.8    (38.8)     (6.5)    36.4   (50.7)   (36.7)    27.5    (65.0)
equity

Entering the Tonnage Taxation Scheme

     On February 6, 2002, the Danish Government proposed a bill regarding Tonnage Taxation, which was enacted on April 18, 2002. According to the new Tonnage Taxation Act, taxable income is not to be calculated as the difference between taxable income and deductible expenses as under the normal corporate taxation. Instead taxable income is to be calculated with reference to the tonnage used by the Company during the year. The legislation was implemented retroactively from January 1, 2001 and in connection with the submission of the tax return for 2001 the Company decided to enter the tonnage taxation scheme with effect from January 1, 2001.

     In accordance with Danish accounting principles, the provision for deferred tax that existed at the date of enactment, DKK 360 million, has been released to income in 2002, which is also in accordance with shipping industry practice in Denmark.

Description of accounting policies

General Recognition And Measurement Criteria

     Income, including net revenue, is recognized in the income statement as earned, including value adjustments of financial assets and liabilities, which are measured at fair value or amortized cost. Furthermore, all costs incurred in order to achieve the earnings for the period are recognized in the income statement, including depreciation and provisions as well as the income statement will be affected by revisions to accounting estimates made in prior periods.

     Assets are recognized in the balance sheet when it is probable that the future economic benefits attributable to the asset will flow to the Group, and the value of the asset can be measured reliably.

     Liabilities are recognized in the balance sheet when it is probable that there will be an outflow of future economic benefits from the Group, and the value of the liability can be measured reliably.

     Upon initial recognition, assets and liabilities are measured at cost. Subsequently, assets and liabilities are measured as described in accounting policies related to the balance sheet.

     Certain financial assets and liabilities are measured at amortized cost, whereby a constant effective yield to maturity is recognized. Amortized cost is calculated as original cost less repayment and with addition/deduction of the accumulated amortization of the difference between the cost and the nominal amount.

     Recognition and measurement take into account all circumstances, including predictable risks and losses, occurring before the preparation of the Annual Report, which confirm or disconfirm circumstances existing at the balance sheet date.

Consolidation Principles

     The Annual Report comprises the Parent Company, TORM and its subsidiaries i.e. the entities in which the Parent Company, directly or indirectly, holds the majority of the votes or otherwise has a controlling interest (collectively the Group).

     Associated companies which are by agreement managed jointly with one or more other companies (joint ventures), and therefore subject to joint control, are consolidated on a pro rata basis.

     The Consolidated Financial Statements are prepared on the basis of the financial statements of the Parent Company, its subsidiaries and pro rata consolidated companies, by combining items of a uniform nature and eliminating intercompany transactions and balances.

Foreign currencies

     The functional currency of the subsidiaries is the U.S. dollar because the vessels operate in international shipping markets, which utilize the U.S. dollar as the functional currency, and accordingly revenues and expenses are denominated in USD. The books for these subsidiaries are maintained in U.S. dollars. The reporting currency of the Company is Danish Kroner (DKK).

     Transactions in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the date of the transactions. Gains or losses arising between the exchange rate at the transaction date and the exchange rate at the settlement date are recognized in the income statement.

     Cash, accounts receivable and payable and other liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate prevailing at the balance sheet date. Differences between the exchange rate at the transaction date and the exchange rate at the balance sheet date are recognized in the income statement.

     Mortgage debt and bank loans are denominated in U.S. dollar to achieve an effective hedge of the Group's future revenues in U.S. dollar in the form of proceeds from sale of vessels.

     The method used to translate the financial statements of a foreign entity from its functional currency of the U.S. dollar into the reporting currency of the DKK depends on how it operates in relation to the Parent Company. These are as follows:

     The income statement of integrated foreign entities are translated into DKK at the average exchange rates for the period; however, items derived from non-monetary items, such as depreciation expense, are translated at historical exchange rates. Monetary balance sheet items are translated at the exchange rates as at the balance sheet date and non-monetary items, such as the vessels, are translated at historical exchange rates at the time of acquisition. The unrealized exchange gains or losses on mortgage debt and bank loans are recognized directly in the shareholders' equity and then transferred to the income statement when the loan is repaid. Exchange gains and losses arising upon translation of the income statements and balance sheets of integrated foreign entities are recognized in financial items in the income statement.

     The financial statements of foreign subsidiaries and associated companies classified as independent foreign entities are translated into DKK at the average exchange rates for the period for the income statement and at the exchange rates as at the balance sheet date for the balance sheet. Exchange gains and losses arising upon the translation of shareholders' equity at the beginning of the year into DKK at the exchange rate at the balance sheet date are recognized directly to shareholders' equity. Exchange gains and losses arising upon the translation of the income statements and balance sheets of independent foreign entities are recognized directly in shareholders' equity. Accordingly, foreign exchange gains and losses on loans and derivative financial instruments entered into to hedge the foreign exchange risk relating to such entities are recorded directly in shareholders' equity.

     Foreign exchange rate gains or losses of intercompany balances with independent foreign entities, which are considered a part of the investment in the entity, are recognized directly in shareholders' equity.

Derivative Financial Instruments

     Derivative financial instruments are entered into to hedge future committed or anticipated transactions and are considered to meet the hedging criteria of the regulation.

     Derivative financial instruments are initially recognized in the balance sheet at cost and are subsequently measured at their fair value. The instruments are recognized as other receivables or other liabilities respectively.

     Changes in fair value of derivative financial instruments which are used to hedge the fair value of a recognized asset or a recognized liability are recognized in the income statement under the same item as changes to the carrying amount of the hedged item, except for currency translation gains or losses arising from the hedging of exposures relating to long-term intercompany receivables in foreign entities. Currency translation gains or losses related to such exposure are recorded directly to shareholders' equity.

     Change in fair value of derivative financial instruments, which are used to hedge the expected future transactions are recognized in Retained Earnings. When the expected future transaction results in an income or a cost, amounts deferred under Retained Earnings are transferred to the income statement and included in the same line as the hedged item.

     Change in fair value of derivative financial instruments that does not qualify for hedge accounting is recognized in the income statement at the end of each period.

Segment Information

     The Group consists of two business segments; tanker and bulk. The segmentation is based on the Company's internal management and reporting structure in addition to evaluation of risk and earnings. Transactions between segments are based on market-related prices and are eliminated at Group level.

     Information is not provided by geographical segment because the Group considers the global market as a whole and the individual vessels are not limited to specific parts of the world.

     Segment  non-current assets consist of the non-current assets used directly
for  segment  operations   including  vessels  and  other  plant  and  operating
equipment.

     Current assets are allocated to segments to the extent that they are directly attributable to segment operations including inventories, outstanding freight, other receivables, prepayments and cash and bank balances.

     Segment liabilities comprise segment-operating liabilities, including trade payables and other liabilities.

Discontinuing operations

     The Group has sold the Liner activities in September 2002, which have been accounted for as a separate segment. The discontinuing business has been shown as a separate part of the segment information.

Participation in Pools

     TORM acts as pool manager for a number of pools, as such the Group is participating with a significant number of vessels in these. The Group's share of the income statement and balance sheet in the respective pools are accounted for by entering a proportional share, based on participation in the pool, by combining items of uniform nature.

Accounting for pension plans

     The Company has entered into defined contribution plans only. Pension costs related to defined contribution plans are recorded in the income statement in the year to which they relate.

Stock based compensation

     The Board of Directors, the Management and a number of key employees participate in a share option program. The portfolio of own shares is used to cover share options granted under this program.

     The difference between the exercise price and the market price of the shares at the date of the grant is recorded as compensation expense and is reflected in administrative expenses in the income statement. At the time of exercise the payments received for the purchase of own shares are recognized directly in shareholders' equity.

Leases

     Agreements to charter vessels and to lease other property, plant and equipment where a Group company has substantially all the risks and rewards of ownership are recognized in the balance sheet as finance leases. Lease assets are measured at the present value of future leasing payments determined in the agreements including any purchase options. For the purpose of calculating the present value, the interest rate implicit in the lease or an approximate value is used as discount factor. The lease assets are depreciated and written down under the same accounting policy as the vessels owned by the Group or over the lease period depending on the lease terms.

     The capitalized lease obligation is recognized as a liability in the balance sheet, and the interest element of the lease payment is charged to the income statement as incurred.

     Other leases and charter agreements concerning vessels are classified as operational leases, and lease payments are charged to the income statement on a straight-line basis over the lease term. The obligation for the remaining lease period is disclosed in the notes to the financial statements.

Sale and leaseback transactions

     Gains related to sale and leaseback transactions are deferred and amortized in proportion to the gross rental on the time charter over the life of the charter party.

Swap agreements

     Gains on swap of ownership in vessels are recognized in the income statement at the date of the swap transaction, except when the acquired vessels are similar to the vessels exchanged. If the swap is an exchange of similar vessels, the vessels are accounted for based on carryover value and no gain is recognized.

Income statement

Net revenues

     Net revenues comprise freight and demurrage revenues from the vessels. Net revenues are recognized if they meet the general criteria mentioned above. Accordingly, freight and demurrage revenues are recognized upon delivery of service in accordance with the charter parties concluded.

Port expenses and bunkers

     Port expenses and bunkers, which comprise port expenses and bunker fuel consumption, are expensed as incurred.

Technical running costs

     Technical  running  costs,   which  comprise  crew  expenses,   repair  and
maintenance expenses and tonnage tax, are expensed as incurred.

Profit on sale of vessels/interests

     Profit or loss from sale of vessels and interests are stated as the difference between the sales price less sales costs and the carrying amount of the asset at the time of the sale. Furthermore, any gains or losses upon repayment of related loans are included in the gain or loss on disposal.

Administrative expenses

     Administrative   expenses,   which  comprise  administrative  staff  costs,
management costs, office expenses and other expenses relating to administration, are expensed as incurred.

Other operating income

     Other operating income comprises chartering commissions and profits and losses deriving from the disposal of other plant and operating equipment.

Impairment losses

     Impairment losses represent the deduction in the value of vessels or other long-term assets by the amount by which the carrying amount of the asset exceeds its recoverable amount. In the event of indication of impairment of value, the carrying amount is assessed and the value of the asset is reduced to its recoverable amount equal to the higher of value in use based on net present value of future earnings from the assets and its net selling price.

Financial items

     Financial items comprise interest receivable and interest payable, financing costs of finance leases, realized and unrealized exchange rate gains or losses, realized and unrealized gains or losses from securities and dividends received on shares and other financial income and expenses. Interest for the period is included in the income statement irrespective of payment terms.

Balance sheet

Tangible fixed assets

     Land is measured at cost.

     Buildings are measured at cost based on the historical exchange rate less accumulated depreciation. Buildings are depreciated on a straight-line basis over fifty years.

     Vessels are measured at cost less accumulated depreciation and accumulated impairment losses. All major components of vessels are depreciated less salvage value on a straight-line basis based on an anticipated useful life of 25 years. Costs incurred in replacing or renewing the separate assets (docking costs) are capitalized and depreciated on a straight-line basis over the estimated period until the next dry dock.

     Vessels under construction are measured at costs incurred. The costs of vessels and vessels under construction include interest cost on the financing in the period of construction.

     Operating equipment is measured at cost less accumulated depreciation. Computer equipment is depreciated on a straight-line basis over three years, and other operating equipment is depreciated on a straight-line basis over five years. Operating equipment with a cost price of less than DKK 25,000 is fully depreciated in the year of acquisition.

     Leasehold improvements are measured at cost less accumulated amortization and impairment losses and leasehold improvements are amortized over the shorter of the term of the lease and the estimated useful life.

     Cost  comprises   acquisition  cost  and  costs  directly  related  to  the
acquisition up until the time when the asset is ready for use.

Financial fixed assets

     Other investments comprise shares in other companies. Listed shares are measured at the market value at the balance sheet date. Unlisted shares are measured at estimated market value.

     Realized and unrealized gains and losses resulting from valuation or sales of shares are recognized as financial items in the income statement.

     Dividends on shares in other companies are recognized as income in the period in which they are declared.

Joint ventures

     Participation in joint ventures are recorded using the proportional consolidation method in the Group accounts. The consolidated income statement includes the Group's share of income and losses of joint ventures and the consolidated balance sheet includes the Groups' share of assets and liabilities in joint ventures.

Inventories

     Inventories consist of bunkers, lubricants and spare parts and are stated at the lower of cost or net realizable value. The cost is determined by the FIFO-method.

Receivables

     Outstanding freight receivables and other receivables which are of a current nature (expected realized within 12 months from the balance sheet date) are measured at the lower of amortized cost and net realizable values, which corresponds to nominal value less provisions for bad debts.

Securities

     Bonds are measured at market value at the balance sheet date. Realized and unrealized gains and losses resulting from valuation or realization of bonds are recognized as financial items in the income statement.

Own shares

     Own shares are recognized directly as part of shareholders' equity at cost. Upon subsequent disposal of own shares any consideration is also recognized directly in shareholders' equity.

Dividends

     Dividends are recognized as a liability at the time of declaration at the Annual General Meeting. Dividends proposed for the year are moved from retained earnings and shown as part of shareholders' equity.

Financial Liabilities

     Mortgage debt and bank loans relating to the financing of vessels are stated in U.S. dollar and translated to DKK at the balance sheet date. As these are considered hedges of the currency risk relating to the vessels, any unrealized foreign exchange gains or losses at the balance sheet date is recognized directly in the shareholders' equity and then transferred to the income statement when the loan is repaid.

     Financial liabilities also include lease obligations on finance leases.

     Other liabilities comprising trade payables and other liabilities are measured at amortized cost corresponding substantially to nominal value.

Statement of cash flows

     The statement of cash flows shows the Group's cash flows and cash and cash equivalents at the beginning and the end of the year.

     Cash flow from operating activities is presented indirectly and is based on net income for the year adjusted for non-cash operating items, changes in working capital, income tax paid and interest paid/received.

     Cash flow from investing activities comprises the purchase and sale of tangible fixed assets and financial fixed assets, except for profit/loss on sale of vessels, which is included in the cash flows from operating activities.

     Cash flow from financing activities comprises changes in long-term debt, bank loans, purchase or sales of own shares and dividends paid to shareholders.

     Cash and cash equivalents comprises cash in hand, call deposits, and short-term, highly liquid investments that are readily convertible to cash and only subject to an insignificant risk of change in value. Cash equivalents include marketable securities (bonds). Equity instruments are not included.

United States Generally Accepted Accounting Principles

     As a consequence of the registration of American Depository Shares (ADS) with the United States Securities and Exchange Commission, the Company has prepared a summary of the effect on net income and shareholders' equity as if the Financial Statements had been prepared in accordance with the Generally Accepted Accounting Principles in the United States.

NOTE 2 - NET EARNINGS FROM SHIPPING ACTIVITIES (in DKK million)

                                           Tankers    Bulkers        Not      Discon-      Total
                                                               allocated      tinuing       2001
                                                                           operations
                                           -------    -------    -------      -------    -------
SEGMENT INFORMATION
INCOME STATEMENTS
Net revenue                                1,327.6      590.1       84.9        580.7    2,583.3
Port expenses and bunkers                   (302.5)    (107.1)      (6.1)      (392.5)    (808.2)
                                           -------    -------    -------      -------    -------
Time Charter Equivalent Earnings           1,025.1      483.0       78.8        188.2    1,775.1
Charter hire                                (221.8)    (395.4)     (27.6)      (145.4)    (790.2)
Technical running costs                     (128.3)     (34.8)     (30.4)        (0.8)    (194.3)
                                           -------    -------    -------      -------    -------
Net earnings from shipping activities        675.0       52.8       20.8         42.0      790.6
(Gross profit)
Profit from sale of vessels and interest      15.9        5.2       70.7          1.2       93.0
Administrative expenses                      (30.0)      (9.6)     (73.8)       (16.1)    (129.5)
Other operating income                        52.8        5.3        0.5          1.5       60.1
                                           -------    -------    -------      -------    -------
Profit before depreciation                   713.7       53.7       18.2         28.6      814.2
Depreciation                                (113.9)     (21.3)     (13.0)       (11.0)    (159.2)
                                           -------    -------    -------      -------    -------
Profit before financial items                599.8       32.4        5.2         17.6      655.0
Financial items                              (95.9)     (31.6)      35.2         (9.1)    (101.4)
                                           -------    -------    -------      -------    -------
Profit/(loss) before tax                     503.9        0.8     (125.6)         8.5      553.6
Tax                                             --         --     (166.0)          --     (166.0)
                                           -------    -------    -------      -------    -------
Net profit/(loss) for the year               503.9        0.8     (125.6)         8.5      387.6

BALANCE
Fixed assets                               1,919.1      268.3       62.7         24.2    2,274.3
Total assets                               2,099.2      363.6      957.9        198.6    3,619.3
Provisions                                      --         --      360.1           --      360.1
Total liabilities                          1,601.4      409.1      179.3        149.0    2,338.8
                                           -------    -------    -------      -------    -------

     With reference to the Departmental order about exemption to the new Danish Financial Statements Accounts Act ss.5, stk. 4, nr.1, no segment information for the Parent Company is provided. The Company's offshore activities are included in `Not allocated'.

                                           Tankers    Bulkers        Not      Discon-      Total
                                                               allocated      tinuing       2002
                                                                           operations
                                           -------    -------    -------      -------    -------
SEGMENT INFORMATION
INCOME STATEMENTS
Net revenue                                  912.5      591.8       42.7        401.0    1,948.0
Port expenses and bunkers                   (228.8)    (322.3)      (4.5)      (278.8)    (834.4)
                                           -------    -------    -------      -------    -------
Time Charter Equivalent Earnings             683.7      269.5       38.2        122.2    1,113.6
Charter hire                                (200.5)    (242.4)     (20.7)      (101.0)    (564.6)
Technical running costs                     (159.4)     (44.1)     (13.9)         0.1     (217.3)
                                           -------    -------    -------      -------    -------
Net earnings  from  shipping  activities     323.8      (17.0)       3.6         21.3      331.7
(Gross Profit)
Profit from sale of vessels and interest      12.1        4.8         --         64.2       81.1
Administrative expenses                      (25.8)      (7.2)     (68.3)       (14.5)    (115.8)
Other operating income                        53.2        1.7        0.3           --       55.2
                                           -------    -------    -------      -------    -------
Profit before depreciation                   363.3      (17.7)     (64.4)        71.0      352.2
Depreciation                                (114.8)     (16.2)      (9.6)        (4.8)    (145.4)
                                           -------    -------    -------      -------    -------
Profit before financial items                248.5      (33.9)     (74.0)        66.2      206.8
Financial items                              (98.6)     (14.1)      (6.5)        27.5      (91.7)
                                           -------    -------    -------      -------    -------
Profit/(loss) before tax                     149.9      (48.0)     (80.5)        93.7      115.1
Tax on profit on ordinary activities            --         --      360.2           --      360.2
                                           -------    -------    -------      -------    -------
Net profit/(loss) for the year               149.9      (48.0)     279.7         93.7      475.3


BALANCE
Fixed assets                               2,713.4      256.8      313.6           --    3,283.8
Total assets                               2,880.3      391.7      837.3           --    4,109.3
Provisions                                      --         --         --           --         --
Total liabilities                          1,866.6      353.9      169.7           --    2,390.2
                                           -------    -------    -------      -------    -------

     With reference to the Departmental order about exemption to the new Danish Financial Statements Accounts Act ss.5, stk. 4, nr.1, no segment information for the Parent Company is provided. The Company's offshore activities are included in `Not allocated'.

NOTE 3  - STAFF COSTS (in DKK million)

                                                        2000      2001      2002
                                                      ------    ------    ------
Total staff costs
Staff costs included in operating                       33.5      29.5      33.2
costs
Staff costs included in                                 55.9      80.6      66.0
administrative expenses
                                                      ------    ------    ------
Total                                                   89.4     110.1      99.2
                                                      ------    ------    ------
Staff costs comprise the following
Wages and salaries                                      80.0     100.4      89.1
Pension costs                                            8.4       8.5       9.7
Other social security costs                              1.0       1.2       0.4
                                                      ------    ------    ------
Total                                                   89.4     110.1      99.2
                                                      ------    ------    ------
Remuneration to the Board of
Directors and salaries to the
Management
Board of Directors                                       1.1       0.7       1.4
Management                                               4.4       7.6       5.2
                                                      ------    ------    ------
Total                                                    5.5       8.3       6.6
                                                      ------    ------    ------

     Salaries to the Company's management include DKK 0.6 million to resigned members of management. Remuneration to the Board of Directors for 2002 includes DKK 0.2 million to resigned members of the Board of Directors.

Number of employees

     The average number of staff in the financial year was 251. The equivalent figure for 2000 and 2001 was 226 and 235 respectively. The average number of staff is calculated based on ATP paid. The majority of the staff on vessels owned by subsidiaries and associated companies are not employed by TORM.

                                 Total options      Option allocation per year
                                          2002       2001       2002       2003
                                          ----       ----       ----       ----
Share option program - 2001 to 2003
Total at 31 December, 2001             727,950    242,650    242,650    242,650

Board of Directors                      73,260     16,280     28,490     28,490
Management                             231,710     53,470     89,120     89,120
Key Employees                          328,230    109,410    109,410    109,410
Resigned persons                       166,050     63,490     51,280     51,280
                                       -------    -------    -------    -------
Total at 31 December, 2002             799,250    242,650    278,300    278,300
                                       -------    -------    -------    -------

Percentage of common shares               4.39%      1.33%      1.53%      1.53%

     The share option program was issued in 2001 and may be exercised at the earliest one year after pricing and at the latest 3 years after the allotment. No options have been exercised at December 31, 2002. The strike price for 2001 was fixed at DKK 54 and for 2002 at DKK 58.5. The options for 2003 will be allotted at the Board Meeting in 2003 when the Financial Statements for the financial year 2002 are adopted. The strike price for the share option scheme in respect of 2003 will be fixed at the average price at which the shares trade during the ten days of trading immediately after the annual results have been announced. The Company has acquired own shares to cover the share option program. The cost of own shares has been recognized directly in shareholders' equity. According to the Black-Scholes model, the theoretical market value of the share option program is estimated at DKK 7.9 million at the balance sheet date.

     The key assumptions using the Black-Scholes model are:

          o The average dividend equals 3.48 % of the average share price for the period.

          o    The volatility is estimated at 33.21 %.

          o The risk free interest rate based upon expiry of the options applies to between 2.96 % and 3.49 %.

          o    The quoted share price as of December 31, 2002 is 56.43.

NOTE 4 - ADMINISTRATIVE EXPENSES (in DKK million)

                                                  For the year ended December 31
                                                  ------------------------------
                                                          2000     2001     2002
                                                        ------   ------   ------
Parent company                                            80.0    118.7    108.2
Subsidiaries and associated companies                      4.4     10.9      7.6
                                                        ------   ------   ------
                                                          84.4    129.6    115.8
                                                        ------   ------   ------

Remuneration to the auditors appointed at the             2000     2001     2002
annual general meeting                                    ----     ----     ----
Total fee, Ernst & Young                                   1.2      3.6      3.4
Total fee, Arthur Andersen                                 0.7     10.2      4.1
Total fee, Jesper Jarlbaek/Kirsten Aaskov                   --       --      2.0
Mikkelsen
                                                        ------   ------   ------
                                                           1.9     13.8      9.5
                                                        ------   ------   ------

Fees, other services than audit, Ernst & Young              --       --      2.8
Fees, other services than audit, Arthur Andersen            --       --      4.1
Fees, other services than audit, Jesper
Jarlbaek/Kirsten Aaskov Mikkelsen                           --       --      1.5

     Fees related to the Company's listing on the NASDAQ amounted to DKK 5.4 million in 2002.

NOTE 5 - FINANCIAL FIXED ASSETS (in DKK million)

                                                               2001        2002
                                                               ----        ----
Cost:
Balance at January 1                                            7.8        23.3
Additions                                                      15.5       248.0
Disposals                                                        --          --
                                                             ------      ------
Cost at December 31                                            23.3       271.3
                                                             ------      ------
Revaluation:
Balance at January 1                                           20.3        17.1
Exchange difference                                              --          --
Change in market value                                         (3.2)        2.7
                                                             ------      ------
Revaluation at December 31                                     17.1        19.8
                                                             ------      ------

Write downs:
Balance at January 1                                             --        (2.7)
Write downs for the year                                       (2.7)        1.7
                                                             ------      ------
Write downs at December 31                                     (2.7)       (1.0)
                                                             ------      ------

Book value at December 31                                      37.7       290.1
                                                             ------      ------

NOTE 6 - TANGIBLE FIXED ASSETS (in DKK million)

                                                                            Prepayment   Other plant
                                    Leasehold                Vessels and    on vessels           and
                                     improve-      Land and  capitalized         under     operating
                                        ments     buildings  dry-docking  construction     equipment         Total
                                   ----------    ----------   ----------    ----------    ----------    ----------
Cost:
Balance at January 1, 2002               11.9           6.6      2,286.1         442.5          42.5       2,789.6
Change in accounting policies              --            --        424.9            --          23.9         448.8
                                      -------       -------      -------       -------       -------       -------
Balance at January 1, 2002 as
   restated                              11.9           6.6      2,711.0         442.5          66.4       3,238.4
Exchange rate adjustment                 (1.2)           --        (52.4)           --          (1.1)        (54.7)
Additions                                  --           0.6      1,152.6         867.5         (11.7)      2,032.4
Disposals                                (0.3)           --       (252.3)       (922.0)        (46.2)     (1,220.8)
                                      -------       -------      -------       -------       -------       -------
Cost at December 31, 2002                10.4           7.2      3,558.9         388.0          30.8       3,995.3
                                      -------       -------      -------       -------       -------       -------
Depreciation and impairment
losses:

Balance at January 1, 2002                4.7           4.7        804.5            --          15.2         829.1

Change in accounting policies              --            --        163.1            --           9.6         172.7
                                      -------       -------      -------       -------       -------       -------
Balance at January 1, 2002
   as restated                            4.7           4.7        967.6            --          24.8       1,001.8
Exchange rate adjustment                 (1.0)           --        (21.1)           --            --         (22.1)
Additions                                  --            --           --            --            --            --
Disposals                                (0.2)           --        (99.0)           --         (24.3)       (123.5)
Depreciation for the year                 1.9           0.0        130.0            --          13.5         145.4
                                      -------       -------      -------       -------       -------       -------

Balance at December 31, 2002              5.4           4.7        977.5            --          14.0       1.001.6
                                      -------       -------      -------       -------       -------       -------
Book value at December 31, 2002           5.0           2.5      2,581.4         388.0          16.8       2,993.7
                                      -------       -------      -------       -------       -------       -------
Hereof finance leases                      --            --        223.6            --            --         223.6
                                      -------       -------      -------       -------       -------       -------
Hereof included interest in cost           --            --          9.3           0.6            --           9.9
                                      -------       -------      -------       -------       -------       -------
Book value at December 31, 2001           7.2           1.9      1,743.3         442.5          41.6       2,236.5
                                      -------       -------      -------       -------       -------       -------

     At January 1, 2002 the value of land and building assessed for Danish tax purposes amounted to DKK 2.9 million (book value DKK 2.5 million) compared with DKK 2.4 million at January 1, 2001. Included in the book value for vessels are dry-docking assets in the amount of DKK 44.0 million (2001: DKK 10.5 million).

NOTE 7 - FINANCIAL ITEMS (in DKK million)

                                                 For the year ended December 31
                                                 ------------------------------
                                                       2000      2001      2002
                                                       ----      ----      ----
Financial income
Interest receivable, exchange gains
and dividends etc                                      37.2      50.3      69.7

Unrealised gains on investments in
equity interests, bonds and bank debt                  16.3       0.7      12.5
                                                     ------    ------    ------
                                                       53.5      51.0      82.2
                                                     ------    ------    ------
Financial expenses
Interest payable on mortgage and bank debt            181.3     121.5      76.2
Other interest payable and realised losses             26.4       2.3       0.3
Unrealised gains on investments in equity
interests, bonds and bank debt                          2.5      28.6      97.4
                                                     ------    ------    ------
                                                      210.2     152.4     173.9
                                                     ------    ------    ------
Total financial items                                (156.7)   (101.4)    (91.7)
                                                     ------    ------    ------
Net foreign exchange adjustments included
in financial items                                    (20.4)    (22.1)    (53.6)

NOTE 8 - TAXES (in DKK million)

                                                    2000       2001       2002
                                                    ----       ----       ----
TAX ON PROFIT BEFORE TAX AND DEFERRED TAX
Changes in deferred tax
Balance at 1 January                                70.2      239.7      360.1
Change in accounting policies                       76.6      (45.6)       0.0
                                                  ------     ------     ------

Balance at 1 January as restated                   146.8      194.1      360.1
                                                  ------     ------     ------

Tax on:
Profit for the year                                 92.9      161.0        0.0
Change in accounting policies                      (39.6)       5.0        0.0
Adjustment deferred tax due to tonnage tax           0.0        0.0     (360.1)
                                                  ------     ------     ------

Provision for the year                              53.3      166.0     (360.1)
                                                  ------     ------     ------

Balance at 31 December                             239.7      360.1       (0.0)
                                                  ------     ------     ------

Deferred tax can be itemized as follows:
Vessels                                            402.5      424.9        0.0
Loans                                                7.9      (12.1)       0.0
Finance lease assets                                 0.0       85.8        0.0
Finance lease obligations                            0.0      (94.9)       0.0
Accruals                                             0.0      (37.2)       0.0
Tax-related deficit                               (153.3)       0.0        0.0
Others                                             (17.4)      (6.4)       0.0
                                                  ------     ------     ------

Total deferred tax                                 239.7      360.1        0.0
                                                  ------     ------     ------
Effective corporate tax rate
Group                                               26.0%      30.0%       0.0%

     The Parent Company paid no tax in 2000, 2001 and 2002.

     The Company has entered into the tonnage tax scheme resulting in release of deferred tax in the amount of DKK 360 million. The tonnage tax agreement is binding for 10 years. The deferred tax status at December 31, 2002, related to the assets and liabilities as of the date for entering the tonnage taxation scheme equals DKK 367 million.

NOTE 9 - COMMON SHARES (in DKK million)

                                                            As of December 31
                                                            -----------------
                                                          2001             2002
                                                          ----             ----

The Company's share capital, totalling DKK               182.0            182.0
182 million, consists of shares
in the denomination of DKK 10 per share

OWN SHARES (in DKK million)

                               2001         2002         2001         2002         2001         2002
                          Number of    Number of      Nominal      Nominal
                             Shares       shares        value        value   % of share   % of share
                            (1,000)      (1,000)    DKK Mill.    DKK Mill.      capital      capital
                            -------      -------    ---------    ---------      -------      -------
OWN SHARES
Balance at 1 January            0.0        871.5          0.0          8.7          0.0          4.7
Purchase                    1,066.0        144.1         10.7          1.4          5.9          0.8
Sale                         (194.5)      (134.2)        (2.0)        (1.3)        (1.1)        (0.7)
                          ---------    ---------    ---------    ---------    ---------    ---------
Balance at 31 December        871.5        881.4          8.7          8.8          4.8          4.8
                          ---------    ---------    ---------    ---------    ---------    ---------

     To hedge the Company's share option program the following investment in own shares has been made:

     At  December  31,  2002 the  Company's  holding of own  shares  represented
881,368 shares at denomination DKK 10 per share with a total nominal value of DKK 8.8 million. The retained shares equate to 4.8% of the Company's common shares. The Company's purchase of own shares during the year was 144,100 shares of denomination DKK 10, equal to a nominal value of DKK 1.4 million. This represented 0.8% of the share capital. Total sale of own shares totaled 134,200 shares of denomination DKK 10, equating to a total nominal value of DKK 1.3 million. This disposal represented 0.7% of the common shares. Total consideration in respect of the purchase of own shares was DKK 7.5 million for the year whereas for the sale of shares it was DKK 6.7 million.

NOTE 10 - MORTGAGE DEBT AND BANK LOANS (in DKK million)

                                                              As of December 31
                                                              -----------------
To be repaid as follows:                                         2001       2002
                                                                 ----       ----

Next year's repayments                                          287.6      298.1
Falling due within 5 years                                    1,063.2    1,075.9
Falling due after 5 years                                       456.5      659.5
                                                              -------    -------
                                                              1,807.3    2,033.5
                                                              -------    -------
Hereof liabilities relating to finance leases                   373.9      256.2

                                       Effective  Effective      Book      Book
                               Fixed/   interest   interest     value     value
                   Maturity  floating       2001       2002      2001      2002
                   --------  --------       ----       ----      ----      ----

LOAN
USD                    2002  Floating       5.3%         --      80.0        --
USD                    2003  Floating       5.5%       3.5%     107.1      63.7
USD                    2004  Floating       5.1%       3.4%     476.9     345.7
USD                    2005  Floating       6.5%       4.0%     279.3     187.9
USD                    2006  Floating       5.1%       3.4%      92.4      63.7
USD                    2007  Floating       5.2%       4.1%     435.1     333.1
USD                    2008  Floating         --       3.8%        --      76.4
USD                    2009  Floating       6.2%       5.3%     336.5     260.8
USD                    2012  Floating         --       4.0%        --     702.2

Weighted average                            5.6%       4.0%
effective interest
rate
Book value                                                    1,807.3   2,033.5
                                                              -------   -------

NOTE 11 - OTHER LIABILITIES (in DKK million)

                                                               As of December 31
                                                               -----------------
                                                                 2001       2002
                                                               ------     ------
Partners and commercial managements/agreements                   17.1       11.8
Wages and social expenses                                        23.4       14.7
Derivative financial instruments                                 51.2       35.4
Miscellaneous, including items related to shipping activities    66.7       49.2
                                                               ------     ------
                                                                158.4      111.1
                                                               ------     ------

NOTE 12 - COLLATERAL SECURITY (in DKK million)

Collateral security for mortgage debt, bank loans and bareboat charters:

                                                              As of December 31
                                                              -----------------
                                                                2001        2002
                                                                ----        ----
Vessels                                                      1,063.5     1,713.6
Bonds                                                          183.3       184.6
Cash and cash equivalents                                        0.2         1.5
                                                             -------     -------
                                                             1,247.0     1,899.7
                                                             -------     -------

NOTE 13 - GUARANTEE AND CONTINGENT LIABILITIES (in DKK million)

                                                               As of December 31
                                                               -----------------
                                                                 2001       2002
                                                                 ----       ----
Guarantee liabilities                                             3.8        3.9
                                                                -----      -----


Charterhire for vessels on time charter:
                                                                 2001       2002
                                                                 ----       ----
Next year's payments                                            526.6      456.2
Falling due within 5 years                                      676.2      568.4
Falling due after 5 years                                       558.2      356.1
                                                              -------    -------
                                                              1,761.0    1,380.7
                                                              -------    -------
Average remaining life                                            1.2        1.5

     The guarantee liabilities consist primarily of a guarantee to the Danish Ship Finance, which provides ship financing. The guarantee will only be called in if the Danish Ship Finance enters into bankruptcy. As mentioned in the report from the Board of Directors, the Company has contracted 6 vessels (2001: 8 vessels), an investment totaling DKK 1,732 million (2001: DKK 2,057 million). The Company is jointly and severally liable with its jointly taxed subsidiaries for tax on income subject to consolidated taxation.

NOTE 14 - CURRENCY, INTEREST RATE, FUEL PRICE AND CREDIT RISKS (in DKK million)

Contracts entered into as of December 31, 2002:

                              Assets   Liabilities   Hedge       Net position
                              ------   -----------   -----       ------------
Currency risks
USD              < 1 year      432.8         609.3      --            (176.5)
                 > 1 year    2,974.9       1,735.5      --            1.239.4

DKK              < 1 year      378.3          52.4                      325.9
                 > 1 year      313.6            --                      313.6

Others           < 1 year        9.6           0.6                        9.0
                 > 1 year         --            --      --                 --
                            --------     ---------   -----          ---------
Total                        4,109.2       2,397.8      --            1,711.4
                            --------     ---------   -----          ---------

                                   Fair     Fair       Change in
                                  value    value       fair value
                       Maturity    2002     2001     2002      2001   Effect           Hedge
                       --------    ----     ----     ----      ----   ------           -----
Cross currency swaps
                                                                      Income
USD 8 million              2004     1.0    (9.7)        0         0  statement   Receivables


                                                                                   Long-term
USD 10 million             2004     1.3   (12.0)   (13.3)       3.8   Equity    intercompany
                                                                                 receivables
USD 22 million          2004-05     7.2   (22.3)   (29.5)       7.9   Equity         Vessels
                                  -----   ------   ------     -----
Total                               9.5   (44.0)   (42.8)      11.7
                                  -----   ------   ------     -----

Currency risks

     In order to hedge the Company's exposure to currency exchange risks in the balance sheet, the above cross currency swap agreements have been entered into.

     Forward contracts are entered into by the Company on a regular basis in respect of the ongoing cash flow. In 2001 and 2002, forward contracts amounting to USD 31 million were entered into at an average rate of USD 8.33 against DKK.

Interest rate risks

     Regarding the Company's financial assets and commitments, the following information is provided in relation to actual interest levels prevailing as at end of 2002:

     The bond portfolio, with an average duration of 2.4 years produced an effective yield of 7.88% in 2002. The portion of the variable rate mortgage debts and bank loans with maturity within one year was USD 9 million and USD 278 million after one year but within 5 years. The effective interest rates were between 1.4% and 3.8%.

     The portion of the interest swaps hedging the USD mortgage debt with maturity within one year was USD 27 million and USD 166 million after one year but within 5 years.

     The effective interest rates were between 2.9% and 4.0%.

     The fair value of the Company's interest rate swaps were DKK (44.9) million at year end (2001: DKK (9.7) million).

Fuel Price risks

     In 2002, the Company hedged 18% of its bunker requirements, and at year-end had hedged 3% of the 2003 requirement. The market value of these contracts was DKK 1.1 million at year-end (2001: DKK (1.9) million).

Credit risks

     The Company's credit risk is considered minimal since it is normal shipping practice that freight is paid prior to the discharge of a vessel's cargo. The amounts receivable are therefore primarily made up of cross-over voyages and a small amount of demurrage.

NOTE 15 - RELATED PARTY TRANSACTIONS

     TORM considers the Company's Board of Directors as related parties. Niels Erik Nielsen, the Company's Chairman of the Board of Directors, is a partner in the law firm Bech-Bruun Dragsted. Bech-Bruun Dragsted has rendered services in connection with the listing of TORM's ADSs in the U.S. and the investment in NORDEN. The law firm's fee of DKK 1.6 million (2001: DKK 1.5 million) is based upon the amount of time spent by the firm on the matter.

     Gabriel Panayotides, one of the Company's Directors, has served as the head of operations of Maryville Maritime Inc. since 1983. Maryville Maritime Inc. has chartered one vessel to the TORM Panamax bulk carrier pool in the period January 1 to February 22, 2002 after which the vessel was redelivered.

NOTE 16 - DISCONTINUING OPERATIONS

                                                1998        1999        2000        2001        2002
                                            Restated    Restated    Restated    Restated
                                            --------    --------    --------    --------     -------
INCOME STATEMENTS
Net revenue                                    520.1       520.5       565.1       580.7       401.0
Port expenses, Bunkers, Charter
  hire and Operating costs                    (454.5)     (479.8)     (527.2)     (538.7)     (379.7)
Net earnings from shipping activities
  (Gross profit)                                65.6        40.7        37.9        42.0        21.3
Provision for vessels on B/B charter           (46.1)        0.0         0.0         0.0         0.0
Profit from sale of vessels and interests        2.8         0.0         0.9         1.2        64.2
Administrative expenses                        (14.8)      (16.5)      (17.1)      (16.1)      (14.5)
Other operating income                           2.2         4.1         0.0         1.5         0.0
Profit before depreciation                       9.7        28.3        21.7        28.6        71.0
Depreciation                                   (19.8)      (20.1)      (14.6)      (11.0)       (4.8)
Profit before financial items                  (10.1)        8.2         7.1        17.6        66.2
Financial items                                 (6.7)       (9.0)       (3.2)       (9.1)       27.5
Profit/(loss) before tax                       (16.8)       (0.8)        3.9         8.5        93.7
Tax                                              0.0         0.0         0.0         0.0         0.0
Profit/(loss) after tax                        (16.8)       (0.8)        3.9         8.5        93.7
Extraordinary items                             (6.3)        0.0         0.0         0.0         0.0
Net profit for the year                        (23.1)       (0.8)        3.9         8.5        93.7

BALANCE SHEET
Fixed assets                                   117.0       102.7        29.6        24.2         0.0
Total assets                                   297.7       293.7       231.1       198.6         0.0
Provisions                                      23.7        26.3         0.0         0.0         0.0
Total liabilities                              274.2       262.0       194.3       149.0         0.0

     The sale of the Liner activities on September 16, 2002 generated a net profit amounting to DKK 63 million TORM retained working capital (receivables) in the order of DKK 25-30 million Net earnings from voyages performed until September 16, 2002 have been taken into the income statement.

NOTE 17 - RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP)

     The Company's Annual Report has been prepared in accordance with accounting principles generally accepted in Denmark (Danish GAAP), which differs in certain material respects from accounting principles generally accepted in the United States (U.S. GAAP).

     The following is a summary of the material adjustments to net income (loss) for the years ended December 31, 2000, 2001 and 2002 and shareholders' equity as of those dates, necessary to reconcile those to net income (loss) and shareholders' equity determined in accordance with U.S. GAAP.

Reconciliation of Net income for the year to U.S. GAAP Net income (in thousands of DKK)

                                                 Notes       2000        2001        2002
                                                 -----   --------    --------    --------
Net income as reported under Danish GAAP
(restated)                                                155,258     387,575     475,325

Dry dock costs and provision for repairs            a)     (3,680)    (10,832)    (21,888)
Impairment of vessels                               b)         --          --     (12,313)
Unrealized losses on marketable securities          c)     (9,700)      4,974      (4,423)
Foreign currency translation                        d)    (33,781)      8,820      33,629
Derivatives                                         e)    (22,314)    (27,610)      7,384
Sale and leaseback transaction                      f)      5,361       6,516       2,922
Tonnage taxation                                    g)         --          --    (367,319)
Tax effect of U.S. GAAP adjustments                 h)     18,588       5,402     (27,745)
                                                         --------------------------------

Net income in accordance with U.S. GAAP                   109,732     374,845      85,572
                                                         ========    ========    ========

Reconciliation of Shareholders' equity for the year to U.S. GAAP Shareholders' Equity (in thousands of DKK)

                                                     2000         2001
                                           Notes  (restated)    (restated)       2002
                                           -----   ---------     ---------     ---------
Shareholders' equity as reported under
Danish GAAP (restated)                               601,735       920,354     1,719,097

Dry dock costs and provision for repairs     a)      (17,655)      (28,487)      (50,375)
Impairment of vessels                        b)           --            --       (12,313)
Foreign currency translation                 d)      428,854       433,688       (92,718)
Derivatives                                  e)        6,279         1,347            --
Sale and leaseback transaction               f)       (9,438)       (2,922)           --
Tonnage Taxation                             g)           --            --      (367,319)
Tax effect of U.S. GAAP adjustments          h)       22,343        27,745            --
                                                   ---------     ---------     ---------

Shareholders' equity in accordance
with U.S. GAAP (restated)                          1,032,118     1,351,725     1,196,372
                                                  ==========    ==========    ==========

             Restatement of Shareholders' equity for the year ended
                           December 31, 2000 and 2001

     In connection with the change in Danish GAAP to apply USD as measurement currency implemented with effect from January 1 2003, the Company has refined its method of computing the adjustment from Danish GAAP to US GAAP in respect of the method of translating the entities with USD as measurement currency to the reporting currency of DKK (see Footnote d below). Accordingly, shareholders' equity on a US GAAP basis has been restated for 2000 and 2001 as set forth below:

                                                          2000            2001
                                                       -------------------------
Shareholders' equity in accordance
with U.S. GAAP as previously reported                  1,020,346       1,313,571

Restatement adjustment                                    11,772          38,154
                                                       -------------------------

Shareholders' equity in accordance
with U.S. GAAP as restated                             1,032,118       1,351,725
                                                       =========================

     There was no impact on U.S. GAAP net income as previously reported as the impact was on the cumulative translation adjustment that under U.S. GAAP is reported within Shareholders' equity.

     Once the Company has adopted the change in Danish GAAP as described above, there will no longer be any reconciling item between Danish and U.S. GAAP regarding translation of USD entities.

     The Group's accounting policies under Danish GAAP have been described below where these differ from accounting principles applicable in the United States (U.S. GAAP):

     a) Accounting for dry dock costs and provision for repairs

     Under Danish GAAP, the Company estimates the useful life of the major components of its vessels, which are usually replaced or renewed in connection with a docking, and depreciates these components over the period to the first docking. The Company subsequently capitalizes dry-dock costs as incurred and depreciates these over the period until the next docking.

     Under U.S. GAAP, the Company accounts for the docking costs (provision for repairs) by accruing for the estimated dry dock costs involved in the next docking over the period to the next docking. The following represents the movement in the provision for repairs during the year ended December 31, 2000, 2001 and 2002 (in thousands of DKK):

                                            2000          2001
                                         (restated)    (restated)        2002
                                         ----------    ----------    ----------
Beginning Balance                            37,915        27,151        41,654

Charged to expenses                          22,960        24,790        29,889
Utilization                                 (33,724)      (10,287)      (33,357)
Exchange rate conversion                      2,153         1,693        (6,163)
                                         --------------------------------------

Ending Balance                               27,151        41,654        38,186
                                         ==========    ==========    ==========

     b) Impairment of vessels

     In 1998 the Company recorded an impairment charge of DKK 80 million for certain vessels on capital leases as the carrying value at the time exceeded the fair value of these vessels. Under Danish GAAP, an impairment is reversed in subsequent periods if the fair value increases. During 2002, the Company recorded a reversal of the impairment of DKK 12.3 million for the increase in fair value of the assets.

     Under U.S. GAAP an impairment loss cannot be reversed.

     c) Unrealized gains on marketable securities

     Under Danish GAAP, the Company's marketable securities are classified as available-for-sale, which under Danish GAAP means that unrealized gains and losses on these are recorded as financial items in the income statement

     Under U.S. GAAP, the Company must classify its investments in marketable securities as either trading, available-for-sale or held to maturity, as required by Statement of Financial Accounting Standards No 115 "Accounting for Certain Investments in Debt and Equity Securities." For U.S. GAAP purposes, the Company classifies its investments in equity securities as available-for-sale and accordingly the unrealized gains and losses are recorded as a component of shareholder's equity unless there is another than temporary impairment of the securities.

     During 2002, the Company acquired shares of a publicly traded Danish company, NORDEN, and at December 31, 2002 holds approximately 33% of the outstanding voting shares. The Company has accounted for the investment as available-for-sale, as management is unable to exercise significant influence over operating and financial policies of the investee. This is attributable to the Company's inability to obtain financial information not otherwise available to the general public and the Company's inability to obtain Board representation.

     d) Foreign Currency Translation

     The Company's reporting currency is the Danish Kroner, but significant portions of its operations have the U.S. dollar as the functional currency.

     Under Danish GAAP, the method used to translate the financial statements of a foreign operation from its functional currency of the U.S. dollar into the reporting currency of the Danish Kroner depends on the way in which it is financed and operates in relation to the reporting enterprise. For certain entities (integrated entities) translation differences are recorded in the income statement and non-monetary assets and liabilities, such as the vessels and related loans, are translated at their historical rates on the date of purchase. Profit and loss components that are derived from the non-monetary assets, such as depreciation expense, are translated at their historical rates. The remaining balance sheet components are translated at year-end rates whereas the remaining income statement components are translated using average rates for the period. For all other entities (independent entities) the translation into the reporting currency is reflected as a component of equity. This translation is based on year-end rates for the balance sheet components and based on average rates for the income statement.

     Under U.S. GAAP, the translation of entities with a different functional currency than the Danish Kroner into the reporting currency is reflected as a component of equity. The translation is based on year-end rates for the balance sheet components and based on average rates for the income statement.

     e) Derivatives

     Below the U.S. GAAP reconciling items regarding derivatives for the years 2000, 2001 and 2002 have been summarized.

DKK'000                                 2000                       2001                         2002
                                               Share-                      Share-                      Share-
                                 Income      holders'        Income      holders'        Income      holders'
                              statement        equity     statement        equity     statement        equity
                             ----------    ----------    ----------    ----------    ----------    ----------
Foreign currency contracts      (22,314)       13,031       (19,924)        3,951        35,854             0
Interest rate swaps                   0        (6,906)       (5,779)       (2,604)      (31,526)            0
Fuel price agreements                 0           154        (1,907)            0         3,056             0
                             ----------    ----------    ----------    ----------    ----------    ----------

Total U.S. GAAP adjustment      (22,314)        6,279       (27,610)        1,347         7,384             0
                             ----------    ----------    ----------    ----------    ----------    ----------

     During 2000, 2001 and 2002, the Company entered into a variety of contracts to manage its foreign currency exposure as it reports in Danish Kroner to its local markets but operates a substantial portion of its business in U.S. dollars.

     Under Danish GAAP, derivative financial instruments are recognized in the balance sheet at fair value. The treatment of the contracts is dependent on whether or not each contract qualifies for hedge accounting as defined by Danish GAAP. For fair value hedges the change in fair value is set-off against the change in fair value of the hedged balance item. For cash-flow hedges the change in fair value on the contract is recorded as a component of shareholders<180> equity and then transferred to the income statement when the hedged item is realized. The change in fair value on contracts that do not qualify for hedge accounting is recorded in the income statement at the end of each period.

     The Company has entered into foreign currency contracts to manage its reporting risk associated with transactions denominated in the U.S. dollar, which, under U.S. GAAP, do not qualify for hedge accounting as defined by Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities". Accordingly, the change in fair value on all contracts is recorded in the income statement for each period.

     The following represents a summary of the foreign currency contracts outstanding as of December 31, 2000, 2001 and 2002:

--------------------------------------------------------------------------------------------------
Type                    Notional amount             Treatment under Danish   U.S. GAAP adjustment
                                                    GAAP
--------------------------------------------------------------------------------------------------
Foreign currency swap   USD 8 million at 2000,      Gains and losses are     No adjustment
                        2001 and 2002               recorded in the income
                                                    statements each period.
--------------------------------------------------------------------------------------------------
Foreign currency swap   USD 10 million at           Gains and losses are     A loss of DKK 7.9
                        2000, 2001 and 2002         recorded as a            million in 2000, a
                                                    component of             loss of DKK 2.1 million
                                                    shareholders' equity     in 2001 and a gain of
                                                    each period as the       DKK 13.3 million in
                                                    contract is designated   2002.
                                                    as a hedge of long
                                                    term foreign currency
                                                    receivables, where the
                                                    foreign currency
                                                    adjustments also are
                                                    recorded as a
                                                    component of
                                                    shareholders' equity.
                                                    The gains or losses
                                                    are released from
                                                    shareholders' equity
                                                    when the receivables
                                                    are repaid.
--------------------------------------------------------------------------------------------------
Foreign currency swap   USD 22 million at           Gains and losses are     A loss of DKK 14.4
                        2000, 2001 and 2002         recorded as a            million in 2000, a
                                                    component of             loss of DKK 6.4
                                                    shareholders' equity     million in 2001 and a
                                                    each period as the       gain of DKK 29.6
                                                    contract is designated   million in 2002.
                                                    as a hedge of the
                                                    future sale of
                                                    vessels. The gains or
                                                    losses are released
                                                    from shareholders'
                                                    equity when the
                                                    vessels are sold.
--------------------------------------------------------------------------------------------------
Forward foreign         USD 8 million at 2000,      Gains and losses are     A gain of DKK 5.4
currency contracts      USD 20 million at 2001      recorded as a            million in 2000, a
                        and USD NIL at 2002         component of             loss of DKK 2.3
                                                    shareholders' equity     million in 2001 and a
                                                    each period as the       loss of DKK 3.1
                                                    contracts are            million in 2002.
                                                    designated as hedges
                                                    of long term foreign
                                                    currency receivables,
                                                    where the foreign
                                                    currency adjustments
                                                    also are recorded as a
                                                    component of
                                                    shareholders' equity.
                                                    The gains or losses
                                                    are released from
                                                    shareholders' equity
                                                    when the receivables
                                                    are repaid.
--------------------------------------------------------------------------------------------------

     During the year ended December 31, 1999, the Company settled an open currency contract associated with a purchase option included in a lease agreement. Under Danish GAAP, the gain of DKK 19.4 million on this transaction was deferred and is being amortized into income over the life of the associated lease agreement. There was DKK 6.4 million and DKK 9.1 million of gain recognized during the years ended December 31, 2000 and December 31, 2001 respectively, whereas the remaining DKK 3.9 million of gain was recognized during the year ended December 31, 2002.

     Under U.S. GAAP, the gain on this transaction was recorded at the time the contract was settled.

     The Company has also entered into interest rate swaps to hedge the interest rate risk on the long-term loans obtained to finance vessel purchases. Furthermore, the Company has entered into fuel price agreements to hedge the price on fuel for the Company's vessels.

     Under Danish GAAP, both the interest rate swaps and fuel price agreements qualify as cash flow hedges and are recorded at fair value in the balance sheet and as a component of shareholders' equity. The fair values of the hedges are released from shareholders' equity when the loans are repaid or the bunkers are purchased.

     Under U.S. GAAP prior to the adoption of SFAS No 133 the interest rate swaps and fuel price agreements were accounted for in manner similar to cash flow hedges. At January 1, 2001, the Company adopted the provisions for SFAS No 133 and did elect not to account for the instruments as hedges. The Company recorded a transition adjustment in the amount of the fair value at January 1, 2001 for all material derivatives. The transition adjustment of DKK 6.9 million has been recorded as a derivative asset and as a component of other comprehensive income. The Company reverses the amount based on the effective interest method over the remaining contract period.

     Subsequent to the adoption of SFAS No 133, the Company has accounted for changes in fair value of the interest rate swaps and the fuel price agreements as a component of income. During the year ended December 31, 2001 the Company recorded a loss on interest rate swaps of DKK 12.2 million and a loss on fuel price agreements of DKK 1.9 million and reclassified DKK 6.4 million of the transition adjustment to income. During the year ended December 31, 2002, the Company recorded a loss on interest rate swaps of DKK 32.1 million and a gain on fuel price agreements of DKK 3.1 million and reclassified the remaining DKK 0.5 million of the transition adjustment to income.

     f) Sale lease/back transactions

     During the year ended December 31, 2000, the Company sold five of its vessels and chartered (leased) them back under time charter agreements.

     Under Danish GAAP, the Company has calculated a gain of DKK 147.1 million, which has been deferred and amortized in proportion to the gross rental on the time charters over the life of the related agreements.

     Under U.S. GAAP, the gain has been deferred and amortized in a similar way, but the gain on disposal is different under U.S. GAAP due to the treatment of dry dock costs as described under item b) above. The initial difference between the gain under Danish GAAP and U.S. GAAP is DKK 14.8 million, which through amortization in 2000, 2001 and 2002 has been reduced to DKK nil at the end of 2002.

     g) Tonnage taxation

     On February 6, 2002, the Danish government proposed a bill regarding Tonnage Taxation, which was enacted on April 17, 2002. According to the new Tonnage Taxation Act, tax payments in the future will not be based on a taxable income, but rather the tonnage of the Company. The legislation has been implemented with retroactive date effective from January 1, 2001 and the Company has chosen to enter the tonnage taxation scheme for a 10-year period with effect from January 1, 2001. Income taxation will only occur if the total fleet of the Company at the time of entering the tonnage taxation scheme is reduced in size.

     Under Danish GAAP, the provision for deferred tax that existed at the date of enactment has been released to income.

     Under U.S. GAAP, the provision for deferred tax is still carried in the balance sheet, as the recognition of a provision for deferred tax does not depend on the likelihood of the provision resulting in taxable amounts. At the end of each period, the provision for deferred tax is calculated based on the carrying values and tax values of the shipping related assets and liabilities that were owned by the company at the date for entering the tonnage taxation scheme.

     h) Tax effect of U.S. GAAP adjustments

     The tax effects of the U.S. GAAP adjustments have been calculated based on the enacted tax rate of 30% for the years ended December 31, 2000 and 2001. Upon entering the tonnage taxation scheme, all deferred tax assets were lost and as a result these amounts were reversed during 2002.

     i) Stock options and stock grants

     In accordance with the Company's accounting principles, the difference between the exercise price and the market price of the shares at the date of the grant is recorded as compensation expense in the income statement.

     Under U.S. GAAP, stock-based compensation is accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, the Company recognizes compensation expense for the difference between the exercise price and market price at the measurement date. The Company's stock grants are accounted for under fixed plan accounting and the stock options are accounted for under the variable plan accounting. This resulted in the same compensation expense for the 2001 and 2002 grants as accounted for under Danish GAAP.

     j) Joint Venture Agreements

     The Company has investments in 50/50 joint ventures. The primary purpose of these joint ventures is to jointly operate a vessel that is owned by each party. The joint ventures then charter these vessels from the owners. Under Danish GAAP, the Company accounts for entities that are jointly owned and operated together with third parties, and in which the parties have joint dominant influence, under the proportional consolidation method.

     Under U.S. GAAP, these entities would be accounted for using the equity method, which will not result in a difference in net income between Danish GAAP and U.S. GAAP.

     The following represents the results reflected in the consolidated income statement for the year ended December 31, 2000, 2001 and 2002 in accordance with Danish GAAP associated with these joint ventures (in thousands of DKK):

                                                       2000      2001      2002
                                                     -------   -------   -------

Net turnover                                         561,832   460,072   393,052
Operating costs                                      320,212   230,923   327,098
                                                     -------   -------   -------
Net earning from shipping activities                 241,620   229,149    65,954
Gain on sale of vessels/interests (2000: Loss)         5,946    13,747        --
Administrative expenses                                3,447     7,569     7,483
Other operating income                                    --     6,095     6,889
Depreciation                                          78,452    45,902    37,817
                                                     -------   -------   -------
Profit before financial items                        153,775   195,520    27,543
Financial items                                       56,947    24,661    68,281
                                                     -------   -------   -------
Profit before tax                                     96,828   170,859    40,738
                                                     =======   =======   =======

     The following represents summarized balance sheet data that is reflected in the consolidated balance sheet associated with these joint ventures as of December 31, 2002 and 2001 in accordance with Danish GAAP (in thousands of DKK):

                                             2000           2001           2002
                                           -------         ------         ------

Fixed assets                               614,055        503,855        232,007
Current assets                             182,219        101,395         68,721

Provisions                                      --             --             --
Long term liabilities                      513,153        475,741        191,432
Current liabilities                        312,114         80,420         74,356

     k) Discontinued operations

     During 2002, the Company sold its Liner activities to a company within the A.P. M0ller group, which under both Danish GAAP and U.S. GAAP represents a discontinued operation.

     Under Danish GAAP the results of the discontinued operations are included in the income statement on a line-by-line basis. Under U.S. GAAP the results of the discontinued operations are required presented in one line after net income from continuing operations.

     The Danish GAAP impact of the discontinued operations on each line in the income statement and the main captions in the balance sheet is presented in Note 16 to the consolidated financial statements.

     l) Statement of cash flows

     The cash flow statement prepared in accordance with Danish GAAP presents substantially the same information as required under U.S. GAAP. Under U.S. GAAP however, there are certain differences with regard to classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents.

     Under Danish GAAP, the Company's cash is comprised of cash at bank and in hand and bonds. For U.S. GAAP purposes, the Company classified only cash at bank and in hand as cash and cash equivalents. Therefore under U.S. GAAP, investments in and sales of bonds, treated as trading securities under SFAS 115, would be classified in the statement of cash flows as operating activities and investments and sales of equity securities classified as available for sale would be classified as investing activities. Additionally, the unrealized gain and loss on the bonds would be reflected as a component of operating activities.

     Under Danish GAAP, the profit on the sale of fixed assets is reflected as a component of investing activities, whereas under U.S. GAAP this amount is reflected as a component of operating activities.

     The presentation of cash flows provided by (used in) operating, investing and financing activities, classified in accordance with U.S. GAAP, utilizing the amounts shown in the Company's Danish GAAP cash flow statement are as follows for the years ended December 31, 2000, 2001 and 2002 (in thousands of DKK):

                                                          2000          2001          2002
                                                       ----------    ----------    ----------
Net cash provided by operating activities                 303,490       506,079       478,303
Net cash provided by (used in) investment activities      603,242        38,768    (1,118,689)
Net cash provided by (used in) financing activities      (756,314)     (519,286)      552,198

Net increase in cash and cash equivalents                 150,418        25,561       (88,188)
Cash under U.S. GAAP, beginning of year                    88,408       238,826       264,387
                                                       --------------------------------------
Cash under U.S. GAAP, end of year                         238,826       264,387       176,199
                                                       --------------------------------------

     m) Earnings Per Share

     Danish GAAP does not require Earnings Per Share information.

     Under U.S. GAAP, basic earnings per share are based upon the earnings available to common stockholders divided by the weighted average number of common shares outstanding during the period and adjusted for the effect of all dilutive potential common shares that were outstanding during the period.

     The following table sets forth the computation of basic and diluted net income per share (in thousands except share and per share data):

                                                       2000      2001      2002
                                                    -------   -------   -------

Numerator for basic and diluted Earnings Per Share
                                                    -------   -------   -------
Profit/(loss) from continuing operations            105,877   366,368    (8,154)
                                                    -------   -------   -------
Profit from discontinuing operations                  3,855     8,477    93,726
                                                    -------   -------   -------
Profit/(loss) for the year                          109,732   374,845    85,572

                                         No. of         No. of        No. of
                                         shares         shares        shares
                                      ------------   ------------  ------------
Weighted average number of shares:
Basic                                   18,200,000     17,517,633    17,317,909
Effect of dilutive shares, options
and stock purchase rights                       --          4,844        10,449
                                      ------------   ------------  ------------
Diluted                                 18,200,000     17,522,477    17,328,358
                                      ------------   ------------  ------------

Basic earnings per share
Profit from continuing operations              5.8           20.9          (0.5)
                                      ------------   ------------  ------------
Profit from discontinued operations            0.2            0.5           5.4
                                      ------------   ------------  ------------
Profit (loss) for the year                     6.0           21.4           4.9
                                      ------------   ------------  ------------

Diluted earnings per share
Profit from continuing operations              5.8           20.9          (0.5)
                                      ------------   ------------  ------------
Profit from discontinued operations            0.2            0.5           5.4
                                      ------------   ------------  ------------
Profit (loss) for the year                     6.0           21.4           4.9

     The weighted average number of shares excludes the shares reacquired from the date of repurchase.

     n) New accounting requirements

     SFAS 143 "Accounting for Asset Retirement Obligations"

     In June 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability as an expense classified as an operating item in the statement of income. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The Company does not anticipate that adoption of SFAS 143 will have a material impact on its results of operations or its financial position.

     SFAS 145 "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002"

     In April 2002, the FASB issued Statements of Accounting Standards No. 145, SFAS 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS 64, "Extinguishments of Debt made to satisfy Sinking-Fund requirements." As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting Principles Boards Opinion 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." In addition, SFAS 145 amends SFAS 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS 145 is effective for fiscal years beginning after May 15, 2002. The Company does not believe that the adoption of SFAS 145 will have a material impact on its results of operations and financial position.

     SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities"

     In June 2002,  the FASB issued  Statement of Accounting  Standards No. 146,
"Accounting for Costs Associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS 146 also concluded that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. The Company does not believe that the adoption of SFAS 146 will have a material impact on its results of operations and financial position.

     SFAS  148  "Accounting  for  Stock-Based   Compensation  -  Transition  and
Disclosure - an amendment of SFAS 123"

     In December 2002, FASB issued SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of SFAS 123. SFAS 148 amends SFAS 123 and provides alternative methods for accounting for a change by registrants to the fair value method of accounting for stock-based compensation. Additionally, SFAS 148 amends the disclosure requirements of SFAS 123 to require disclosure in the significant accounting policy footnote of both annual and interim financial statements of the method of accounting for stock-based compensation and the related pro-forma disclosures when the intrinsic value method continues to be used. The statement is effective for fiscal years beginning after December 15, 2002, and disclosures are effective for the first fiscal quarter beginning after December 15, 2002. The Company does not intend to adopt the fair value method of accounting for stock based compensation. Consequently SFAS 148 will not have an impact on its results of operation and financial position.

     SFAS 149, "Amendment of SFAS 133 on Derivative Instruments and Hedging Activities

In April 2003, the Financial Accounting Standards Board (FASB) issued Statement No. 149 (SFAS No. 149), Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities. The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, it (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to the language used in FASB Interpretation No. 45, Guarantor Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others and (4) amends certain other existing pronouncements. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003.

     The provisions of SFAS No. 149 that relate to SFAS No. 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30, 2003. SFAS No. 149 should be applied prospectively.

     The Company will adopt the provisions of SFAS No. 149 on December 31, 2003. However, it does not expect that the adoption of this Statement will have a material impact on its results of operations and financial position.

     SFAS   150,   "Accounting   for   Certain   Financial    Instruments   with
Characteristics of both Liabilities and Equity"

     In May 2003 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 150 ("SFAS 150"), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The Statement requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 affects an issuer's accounting for three types of freestanding financial instruments, namely:

     o mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.

     o Instruments, other than outstanding shares, that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. These instruments include put options and forward purchase contracts.

     o obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares.

     SFAS 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety.

     In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable.

     SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted.

     The Company does not expect that the adoption of SFAS 150 will have a material impact on its results of operations and financial position.

     FIN 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others"

     In November 2002, FASB issued Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that is has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The Company is assessing, but at this point do not believe the adoption of the recognition and initial measurement requirements of FIN 45 will have a material impact on its financial position, cash flows or results of operations.

     FIN 46 "Consolidation of Variable Interest Entities"

     In January 2003, the FASB issued FASB Interpretation No. 46 - Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 ("FIN 46"). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 explains how to identify variable interests entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. It requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. It also requires certain disclosures by the primary beneficiary of a variable interest entity and by an enterprise that holds significant variable interests in a variable interest entity where the enterprise is not the primary beneficiary. FIN 46 is effective immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date, and effective for the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 requires an entity to disclose certain information regarding a variable interest entity, if when the Interpretation becomes effective, it is reasonably possible that an enterprise will consolidate or have to disclose information about that variable interest entity, regardless of the date on which the variable entity interest was created.

ITEM 19. EXHIBITS.

    Number                                 Description of Exhibits
    ------                                 -----------------------

     1.1       _____  Articles of Association  for A/S  Dampskibsselskabet  TORM
                      and English Translation (the "Company") (1)

     1.2       _____  Rules  of  Procedure  for the  Board of  Directors  of the
                      Company and English Translation (1)

     2.2       _____  Form of Depositary Agreement between Deutsche Bank and the
                      Company (1)

     4.1       _____  The Company's Employee Stock Purchase Plan (1)

     4.2       _____  Office  lease  between  PFA Pension II and the Company and
                      English Translation (1)

     4.3       _____  Engagement  letter  of  Bech-Bruun  Dragsted  and  English
                      Translation (1)

     4.4       _____  DKK 42  million  revolving  credit  facility  letter  from
                      Danske Bank to the Company dated December 11, 1998 and English translation (1)

     4.5       _____  Debt Instrument from Agnete Shipping Corporation to Danske
                      Bank Aktieselskab,  Singapore Branch, dated August 9, 1995
                      (1)

     4.6       _____  Debt  Instrument  from Eastern Light  Shipping  Limited to
                      Danske Bank Aktieselskab, Hong Kong Branch, dated November 17, 1995 (1)

     4.7       _____  Debt  Instrument  from Southern Light Shipping  Limited to
                      Danske Bank Aktieselskab, Hong Kong Branch (1)

     4.8       _____  Debt Instrument from Hermia Shipping Corporation to Danske
                      Bank Aktieselskab, Singapore Branch, dated June, 14, 1996 and to Danske Bank A/S dated August 29, 2001 (1)

     4.9       _____  Debt  Instrument  from Hilde Shipping Corp. to Danske Bank
                      Aktieselskab, dated July 3, 2000 (1)

     4.10      _____  Debt  Instrument  from Skagerak  Tankers Limited to Danske
                      Bank Aktieselskab, Singapore Branch, dated May 9, 1996 (1)

     4.11      _____  Debt Instrument  from Anne Product  Carriers (PTE) Ltd. To
                      Danske Bank Aktieselskab, Singapore Branch, August 28, 1998 (1)

     4.12      _____  Debt  Instrument  from  Gunhild  Shipping  Corporation  to
                      Danske Bank Aktieselskab, Singapore Branch, dated November 6, 1998 (1)

     4.13      _____  Debt  Instrument  from  Tekla  Shipping  Co. Ltd to Danske
                      Bank, Singapore Branch, dated March 23, 1992 (1)

     4.14      _____  Debt Instrument  from Alice Product Tanker  Corporation to
                      Danske Bank Aktieselskab, Singapore Branch, dated November 8, 1994 (1)

     4.15      _____  Debt  Instrument  from  Bothnia  Shipping  Corporation  to
                      Danske Bank,  Singapore  Branch,  dated September 20, 1989
                      (1)

     4.16      _____  Debt Instrument  from Olga Shipping  Corporation to Danske
                      Bank Aktieselskab, Singapore Branch, dated October 27, 1995 (1)

     4.17      _____  Secured Loan Agreement,  between Caseros  Shipping Limited and Nordea Bank, dated June 15, 1994 (1)

     4.18      _____  Loan Agreement  between Estrid  Shipping  Corporation  and
                      Danmarks Skibskreditfond, dated November 6, 2001 (1)

     4.19      _____  Loan Agreement between Ragnhild  Shipping  Corporation and
                      Danmarks Skibskreditfond, dated November 6, 2001 (1)

     4.20      _____  Shipbuilding  Contract  for the  Construction  of Hull No.
                      S161, between the Company and Samho Heavy Industries Co., Ltd. and Hyundai Heavy Industries Co., Ltd., dated November 24, 2000 (1)

     4.21      _____  Shipbuilding  Contract  for the  Construction  of Hull No.
                      S162, between the Company and Samho Heavy Industries Co., Ltd. and Hyundai Heavy Industries Co., Ltd., dated November 24, 2000 (1)

     4.22      _____  Contract  for  Construction  and Sale of Hull No.  S-1089,
                      between   Thyra   Shipping    Corporation    and   Daedong
                      Shipbuilding Co., Ltd., dated March 2, 2001 (1)

     4.23      _____  Contract  for  Construction  and Sale of Hull No.  S-1090,
                      between   Freya   Shipping    Corporation    and   Daedong
                      Shipbuilding Co., Ltd., dated March 2, 2001 (1)

     4.24      _____  Contract  for  Construction  and Sale of Hull No.  S-1086,
                      between   Gertrud   Shipping   Corporation   and   Daedong
                      Shipbuilding Co., Ltd., dated November 3, 2000 (1)

     4.25      _____  Contract  for  Construction  and Sale of Hull No.  S-1087,
                      between Gerd Shipping Corporation and Daedong Shipbuilding Co., Ltd., dated November 3, 2000 (1)

     4.26      _____  Contract  for  Construction  and Sale of Hull No.  S-1079,
                      between the Company and Daedong Shipbuilding Co., Ltd., dated August 25, 2000 (1)

     4.27      _____  Contract  for  Construction  and Sale of Hull No.  S-1080,
                      between the Company and Daedong Shipbuilding Co., Ltd., dated August 25, 2000 (1)

     8.1       _____  List of the Company's subsidiaries (1)

     99.1      _____  Certification of the Company's Principal Executive Officer
                      pursuant toss.302 of the Sarbanes-Oxley Act of 2002.

     99.2      _____  Certification of the Company's Principal Financial Officer
                      pursuant toss.302 of the Sarbanes-Oxley Act of 2002.

     99.3      _____  Certification of the Company's Principal Executive Officer
                      pursuant toss.906 of the Sarbanes-Oxley Act of 2002.

     99.4      _____  Certification of the Company's Principal Financial Officer
                      pursuant toss.906 of the Sarbanes-Oxley Act of 2002.

----------
(1) Incorporated by reference from exhibit of same number to Registration Statement on Form 20-F, filed February 27, 2002 (File No. 000-49650)

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

                                        Aktieselskabet Dampskibsselskabet Torm


                                        By: /s/ Klaus Kjaerulff
                                            ------------------------------------
                                            Name:  Klaus Kjaerulff
                                            Title: Chief Executive Officer
Date: June 30, 2003

03810.0001 #413057v3