Form 20-F
period 2003-12-31
AS STEAMSHIP CO TORM
filed 2004-05-27
CIK 1168351

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

(Mark One)

[ ]                  REPORT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X]               ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2003

                                       OR

[ ]             TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from
                              --------------------------------------------------

Commission file number 000-49650
                                ------------------------------------------------


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

                           Yes  [X]          No [_]


Indicate by check mark which financial statement item the registrant has elected to follow.

                        Item 17  [X]       Item 18  [_]



The Company "Aktieselskabet Dampskibsselskabet Torm" is referred to as "TORM" in this Annual Report.

                                TABLE OF CONTENTS

                                                                          Page
                                                                          ----

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS            1

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE                          1

ITEM 3.    KEY INFORMATION                                                  1

ITEM 4.    INFORMATION ON THE COMPANY                                      13

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS                    33

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                      58

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS               62

ITEM 8.    FINANCIAL INFORMATION                                           63

ITEM 9.    THE OFFER AND LISTING                                           64

ITEM 10.   ADDITIONAL INFORMATION                                          65

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK      80

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.         83

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES                 83

ITEM 14.   MATERIAL MODIFICATIONS TO THE
           RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS                  83

ITEM 15.   CONTROLS AND PROCEDURES                                         83

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT                                84

ITEM 16B.  CODE OF ETHICS                                                  84

ITEM 16C.  PRINCIPAL ACCOUNTING FEES AND SERVICES                          84

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY
           THE ISSUER AND AFFILIATED PURCHASES                             85

ITEM 17.   FINANCIAL STATEMENTS                                            85

ITEM 18.   FINANCIAL STATEMENTS                                            85

ITEM 19.   EXHIBITS                                                        88

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

     Torm desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words "anticipate," "believe," "expect," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," and similar expressions identify forward-looking statements.

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

     In addition to these assumptions and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the shipping market, including the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in regulatory requirements affecting vessel operating including requirements for double hull tankers, changes in Torm's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, changes in the price of our capital investments, such as the NORDEN shares, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by us with the Securities and Exchange Commission, or SEC.

                                     PART I

ITEM 1.   Identity Of Directors, Senior Management and Advisers

          Not Applicable.

ITEM 2.   Offer Statistics and Expected Timetable

          Not Applicable.

ITEM 3.   Key Information

     Please note: Throughout this report, the "Company", "we", "us" and "our" all refer to TORM and its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

A.        Selected Financial Data

     The following table sets forth our selected consolidated financial data for each of the periods indicated. The selected consolidated financial data should be read in conjunction with "Operating and Financial Review and Prospects" and the consolidated financial statements and notes thereto, all included elsewhere within this document. The selected consolidated financial data includes the Liner activities, which were sold to A.P. M0ller-Maersk A/S on September 16, 2002. The results of the operations attributable to the Liner activities, which represent a discontinued operation, are presented in two separate lines in the income statement after net income from continuing operations. The impact of the sale of the activities is included herein. Net profit from the Liner activities by line item is disclosed in Note 9 to the consolidated financial statements.

     The consolidated financial statements have been prepared in accordance with Danish generally accepted accounting principles, or Danish GAAP, which differs in certain respects from U.S. generally accepted accounting principles, or U.S. GAAP. The differences between Danish GAAP and U.S. GAAP as applicable to the historical financial statements are summarized in Note 18 to the consolidated financial statements included herein.

                                                                   For the year ended December 31
                                                1999             2000             2001             2002           2003
                                                ----             ----             ----             ----           ----
                                            (restated)(1)      (restated)(1)   (restated)(1)    (restated)(1)
                                                                        (in thousands of DKK)
Statement of Operations Data:
Net revenue                                     924,331        1,597,221        2,000,713        1,538,618       1,927,996
Port expenses,  bunkers, charter hire and
technical running costs                        (735,405)      (1,012,683)      (1,247,245)      (1,236,612)     (1,280,827)
                                            -----------       -----------      -----------      -----------     -----------
Gross profit (Net  earnings from shipping
activities)                                     188,926          584,538          753,468          302,006         647,169
Profit from sale of vessels and interests             0           11,334           91,790           16,965            (464)
Administrative expenses                         (47,473)         (67,275)        (113,404)        (101,342)       (126,119)
Other operating income                           25,753           45,350           58,689           55,227          51,368
Depreciation and write downs                   (202,952)        (249,038)        (177,993)        (158,400)       (176,872)
                                            -----------       -----------      -----------      -----------     -----------
Profit before financial items                   (35,746)         324,909          612,550          114,456         395,082
Financial items (2)                            (124,858)        (168,820)         (96,519)           5,988         656,637
                                            -----------       -----------      -----------      -----------     -----------
Profit/ (loss) before tax                      (160,604)         156,089          516,031          120,444       1,051,719
Tax on profit on ordinary activities             56,461          (53,298)        (166,018)         360,190            (692)
                                            -----------       -----------      -----------      -----------     -----------

Profit from continuing operations              (104,143)         102,791          350,013          480,634       1,051,027
Profit   before  tax  from   discontinued
operations (6)                                     (750)           5,540           17,417           69,818               0
Tax on discontinued operations                        0                0                0                0               0
                                            -----------       -----------      -----------      -----------     -----------
Net profit for the year                        (104,893)         108,331          367,430          550,452       1,051,027

Balance sheet data (as of end of period):
Total assets (3)                              4,346,475        4,040,007        4,049,353        4,013,588       4,893,657
Long term liabilities                         2,522,346        1,951,288        1,519,743        1,735,464       1,700,704
Shareholders' equity                            931,826        1,051,147        1,354,741        1,623,391       2,464,306
Common shares                                   182,000          182,000          182,000          182,000         182,000
No. of shares outstanding (4)                18,200,000       18,200,000       18,200,000       18,200,000      18,200,000

Other financial data
Dividends declared per share                        0.0              2.0              4.0              2.0            12.0
Dividends declared per share-USD (5)                0.0              0.3              0.6              0.3             1.9
U.S. GAAP financial data
Profit (loss) from continuing
operations before income taxes and
discontinued operations                        (177,121)         139,013          518,079           50,628         338,350
Tax benefit (expense) on profit                  68,359          (34,821)        (160,650)         (34,874)         11,361
                                            -----------       -----------      -----------      -----------     -----------
Profit (loss) from continuing operations       (108,762)         104,192          357,429           15,754         349,711
Profit (loss) from discontinued
operations (6)                                     (750)           5,540           17,417           69,818               0
                                            -----------       -----------      -----------      -----------     -----------
Profit (loss)                                  (109,512)         109,732          374,846           85,572         349,711
Earnings (loss) per share - basic:
Profit (loss) from continuing operations           (6.0)             5.7             20.4              0.9            20.2
Profit    (loss)    from    discontinuing
operations                                         (0.0)             0.3              1.0              4.0             0.0
Profit (loss)                                      (6.0)             6.0             21.4              4.9            20.2
Earnings (loss) per share - diluted:
Profit (loss) from continued operations            (6.0)             5.7             20.4              0.9            19.9
Profit    (loss)    from     discontinued
operations                                         (0.0)             0.3              1.0              4.0             0.0
Profit (loss)                                      (6.0)             6.0             21.4              4.9            19.9
Total assets                                  4,340,133        4,030,941        4,067,887        3,985,551       4,865,250
Long term debt  (including  capital lease
obligations)                                  2,522,346        1,951,288        1,519,743        1,735,464       1,700,704
Shareholders' equity                            866,474        1,032,118        1,351,725        1,196,372       2,024,025
No. of shares outstanding                    18,200,000       18,200,000       18,200,000       18,200,000      18,200,000



(1) We revised our accounting policies to apply the U.S. dollar, or USD, instead of the Danish Kroner, or DKK, as measurement currency in the operating entities, while DKK remains as measurement currency in the administrative entity. In accordance with Danish GAAP, the revisions have been reflected through a restatement of the historical financial results. Translation from the U.S. dollar to DKK in the operating entities is based on the principles outlined in IAS interpretation SIC 30 ("Reporting Currency - Translation from Measurement Currency to Presentation Currency"), which provides that:

     o all transactions in the income statement are translated based on the average USD/DKK exchange rate for the period,

     o assets and liabilities are translated based on the USD/DKK exchange rate as at the balance sheet date,

     o all foreign exchange rate gains and losses arising upon translation from measurement currency to presentation currency are recognized directly in shareholders' equity.

(2) Financial items include in 2003 an unrealized gain on our holding of shares in Dampskibsselskabet "NORDEN" A/S of DKK 681 million compared to DKK 8 million in 2002.

(3) Total assets for each period includes cash and bonds that serve as collateral for certain of our borrowings. This amount was DKK 52 million as of December 31, 2003, DKK 186 million as of December 31, 2002, DKK 184 million as of December 31, 2001, DKK 207 million as of December 31, 2000 and DKK 246 million as of December 31, 1999. See "Operating and Financial Review and Prospects" for further discussion.

(4) Shares outstanding as of December 31, 2003 includes 881,368 shares that we purchased and hold as own shares, reflected in shareholders' equity. As of December 31, 2002 we held 881,368 own shares, and as of December 31, 2001 we held 871,468 own shares whereas no own shares were held in 1999 and 2000.

(5) Dividends in U.S. dollars are converted to U.S. dollars based on the exchange rate in place at the date of payment.

(6) Profit (loss) from discontinued operations for 2002 includes the gain of DKK 60 million on disposal of the Company's liner activities.

EXCHANGE RATE INFORMATION

     The following tables show, for the five most recent financial years, certain information regarding the exchange rate between the Danish Kroner and the U.S. dollar, based on the noon buying rate in New York City for cable transfers of DKK as certified for customs purposes by the Federal Reserve Bank of New York, expressed in DKK per U.S. dollar. These rates may differ from the actual rates used in the preparation of our financial statements and other financial information appearing in this report.

                               DKK per U.S. dollar

                                       High     Low    Average (1)   Period End

          Year ended December 31,
1999      ........................   7.4310   6.3070     6.9900       7.3950
2000      ........................   9.0050   7.2080     8.0953       7.9442
2001      ........................   8.8900   7.8260     8.3710       8.3529
2002      ........................   8.6470   7.0850     7.8862       7.0850
2003      ........................   7.1684   5.9150     6.5774       5.9150

------------

(1): The average of the exchange rates on the last business day of each month during the relevant period.

                                          DKK per U.S. dollar
                                      ----------------------------
                                      High                   Low
                                      ----------------------------

Month ended
October 2003      ..............     6.4105                6.2810
November 2003     ..............     6.5135                6.2060
December 2003     ..............     6.2240                5.9150
January 2004      ..............     6.0200                5.7960
February 2004     ..............     5.9970                5.8020
March 2004        ..............     6.1623                5.9925
April 2004        ..............     6.3080                6.0255


On April 30, 2004, the exchange rate between the Danish Kroner and the U.S. dollar was 6.2150.

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

INDUSTRY SPECIFIC RISK FACTORS

     The cyclical nature of the shipping industry may lead to volatile changes in charter rates and vessel values, which may adversely affect our earnings

     If the shipping industry, which has been and should remain cyclical, is depressed when our charters or vessel leases expire, or when we want to sell a vessel, our earnings and available cash flow may decrease. Our ability to re-charter our vessels on the expiration or termination of their current charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker and bulk markets. Fluctuations in charter rates and vessel values result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the cargo that we carry, including refined oil products such as naphtha and gas oil and dry bulk products such as grain and coal.

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

     o    global supply of oil and oil products;

     o    the distance oil and oil products are to be moved by sea;

     o    changes in seaborne and other transportation patterns;

     o    efficiency of the world fleet;

     o    government and industry regulation;

     o    alternative energy sources; and

     o    environmental concerns.

     The factors that influence the supply of tanker and bulk capacity include:

     o    the number of newbuilding deliveries;

     o    the scrapping rate of older vessels and single-hull vessels;

     o    government and industry regulation;

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

     Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels, which may adversely affect our earnings

     The fair market value of vessels may increase and decrease depending on but not limited to the following factors:

     o    general  economic  and  market   conditions   affecting  the  shipping
          industry;

     o    competition from other shipping companies;

     o    types and sizes of vessels;

     o    other modes of transportation;

     o    cost of newbuildings;

     o    shipyard capacity;

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

     Terrorist attacks and other acts of violence or war may affect the financial markets and our business, results of operations and financial condition.

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

     Future terrorist attacks may also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. Any of these occurrences could have a material adverse impact on our operating results, revenue, and costs.

     If we violate environmental laws or regulations, the resulting liability may significantly and adversely affect our earnings and financial condition

     Our operations are subject to extensive regulation designed to promote tanker safety, prevent cargo and bunker spills and generally protect the environment. Local, national and foreign laws, as well as international treaties and conventions, can subject us to material liabilities in the event that our vessels release oil and oil products or other hazardous substances. For example, the United States Oil Pollution Act of 1990, or OPA, provides that owners, operators and bareboat charterers are strictly liable for the discharge of oil in U.S. waters, including the 200 nautical mile zone off each coast of the U.S. OPA provides for unlimited liability in some circumstances, such as a vessel operator's gross negligence or willful misconduct. However, in most cases, OPA limits liability to the greater of USD1,200 per gross ton or USD10 million per vessel. OPA also permits states to set their own penalty limits. Most U.S. states bordering navigable waterways impose unlimited liability for discharges of oil in their waters. The International Maritime Organization, or IMO, has adopted a similar liability scheme that may impose strict liability for oil spills, subject to limits that do not apply if the release is caused by the vessel owner's intentional or reckless conduct.

     Under OPA, with certain limited exceptions, all newly built or converted tankers operating in United States waters must be built with double hulls conforming to particular specifications. Tankers that do not have double hulls are subject to structural and operational measures to reduce oil spills and will be precluded from operating in United States waters between 1995 and 2015 according to size, age, hull configuration and place of discharge unless retrofitted with double hulls. In addition, OPA specifies annual inspections, vessel manning, equipment and other construction requirements that are in various stages of development by the U.S. Coast Guard, or USCG, applicable to new and to existing vessels.

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

     We believe that regulation of the tanker industry will continue to become more stringent and more expensive for us and for our competitors. Substantial violations of applicable requirements or a catastrophic release from one of our vessels could have a material adverse impact on our financial condition and results of operations. More stringent maritime safety rules are also more likely to be imposed worldwide as a result of the oil spill in November 2002 relating to the loss of the m.t. Prestige, a 26-year old single-hull tanker owned by a company not affiliated with us. Additional laws and regulations may also be adopted that could limit our ability to do business or increase the cost of our doing business and that could have a material effect on our operations.
Government regulation of tankers, particularly in the areas of safety and environmental impact may change in the future and require us to incur significant capital expenditure on our vessels to keep them in compliance.

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

     We may be unable to attract and retain key management personnel and other employees in the bulk and tanker industries, which may negatively affect the effectiveness of our management and our results of operations

     Our management personnel make key decisions to maximize our revenue and earnings in this highly volatile and cyclical industry. Our success will depend, in part, on our ability to hire and retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining qualified personnel could adversely affect our results of operations. We do not maintain "key man" life insurance on any of our officers.

     Our vessels may suffer damage and we may face unexpected dry-dock repairs that could affect our cash flow and financial condition

     If our owned vessels suffer damage, they may need to be repaired at a dry-docking facility or other type of ship repair facility. The costs of dry-dock repairs are unpredictable and can be substantial. We may have to pay dry-docking costs that are not covered by our insurance, which would decrease earnings. Repairs may involve long periods of inactivity, which may have a negative effect on earnings and our ability to service our debt.

     Purchasing and operating secondhand vessels may result in increased operating costs, which could adversely affect our earnings

     We own both vessels constructed for us directly by builders and secondhand vessels purchased from other owners. While we inspect secondhand vessels prior to purchase, this does not normally provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties from the builders if we buy vessels older than one year.

     In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of April 30, 2004, our fleet of owned and long term chartered vessels included four tankers and three bulk vessels more than 10 years of age. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine and hull technology. After vessels reach 15 years of age, the majority of charterers and oil companies may impose restrictions on vessels that make it more difficult to trade the vessels with optimal flexibility. In addition, these older vessels must meet certain hull thickness tests. Furthermore, cargo insurance rates increase for vessels over 15 years of age, making them less desirable to charterers. We, however, consider a useful lifetime of 25 years to be the best estimate of the economic lifetime of a vessel.

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

     Any of these circumstances or events could increase our costs or lower our revenues. The involvement of one or more of our vessels in an oil spill or other environmental disaster may harm our reputation as a safe and reliable vessel operator which would adversely affect our revenues.

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

     Maritime claimants could arrest our vessels, which could interrupt our cash flow

     Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions a maritime lien holder may enforce its lien by arresting a vessel and commencing foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay a substantial sum of money to have the arrest lifted.

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

     Our operations expose us to global risks that may interfere with the operation of our vessels

     We are an international company and conduct our operations globally. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and West Africa. Following the terrorist attacks on September 11, 2001 and the military response by the United States, the likelihood of acts of terrorism in the Middle East region and Southeast Asia may increase as shown by the attempted attacks on the Basra Oil Terminal in April 2004 and the attacks on employees of Exxon in Yanbu, Saudi Arabia in early May 2004, and our vessels trading in those areas may face a higher risk of being attacked. Future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance.

     Because we generate nearly all of our revenues in U.S. dollars, but incur some of our expenses in Danish Kroner and other currencies, exchange rate fluctuations could hurt our results of operations

     In 2003, we generated nearly all of our revenues in U.S. dollars but incurred approximately 87% of our expenses in U.S dollars and 10% was incurred in Danish Kroner. A change in exchange rates could lead to fluctuations in our reported net income.

     Interest rate fluctuations may significantly affect our loan payments, which could adversely affect our financial condition

     As of December 31, 2003, all of our loans bore interest at floating rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders. As of December 31, 2003, we had entered into interest swap agreements expiring between 2004 and 2009 for approximately 69% of the then outstanding principal amounts of our loans that may mitigate some of our exposure to the risk of rising interest rates. However, increases in interest rates will increase our payments under loans not covered by caps of the interest rates of our loans and swap agreements and may negatively affect our earnings.

     Because we are a non-U.S. corporation, you may not have the same rights that a creditor of a U.S. corporation may have

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

ITEM 4.   Information On The Company

A.   History and Development of the Company

     We are Aktieselskabet Dampskibsselskabet Torm, or TORM, a Danish shipping company founded in 1889 under the Danish Companies Act that is engaged primarily in the ownership and operation of product tankers and bulk carriers. We have also provided offshore marine service vessels, but ceased this service in December 2003. Our product tankers primarily carry refined products such as naphtha, gasoline, gas oil, jet fuel, and diesel oil. Our dry bulk vessels carry commodities such as coal, iron ore and grain. Our vessels trade worldwide. Our registered office and principal place of business is at Marina Park, 10 Sundkrogsgade, DK-2100, Copenhagen 0, Denmark. Our telephone number is +45 39179200. All the financial information presented in Item 4 is in accordance with Danish GAAP.

     We provide transportation services by utilizing a fleet of vessels that we own, charter in on short and long term time charters, or commercially manage as the manager of a pool or through contracts with third party owners. As of April 30, 2004, we owned 24 vessels, including 18 product tankers and 6 dry bulk carriers. We also own a 50% interest in an additional product tanker. We charter in two product tankers on long-term time charters due to expire in 2009. We charter in tankers and bulk vessels as are needed by the pools we manage. In addition, we commercially manage approximately 42 vessels for third party owners and charterers.

     Our primary capital expenditures are in connection with the acquisitions of vessels. For the past several years, we have been acquiring new vessels and disposing of older vessels in our fleet to ensure compliance with the safety requirements of the International Maritime Organization, or the IMO. During the past three years, we have entered into contracts to purchase thirteen additional vessels under construction, or newbuildings and secondhand vessels, for a total cost of 375 million U.S. dollars or approximately DKK 2.2 billion and have sold one vessel for aggregate proceeds of approximately 17 million U.S. dollars or approximately DKK 0.1 billion.

B.   Business Overview

The Fleet

         Our fleet of owned, long term chartered and partially owned vessels consists of 19 product tankers and 6 dry bulk carriers. The total tonnage of those vessels is approximately 1,593,000 dwt, of which one vessel of approximately 84,000 dwt is owned jointly with a partner.

     In 2000 we sold, then chartered back on a long term basis, the two product tankers TORM Kristina and TORM Gudrun.

     In 2001, we placed orders for two additional 45,000 dwt tankers, of which we took delivery in 2003. In 2002, we placed orders for two LR1 75,000 dwt tankers, both of which we expect to take delivery in 2004. In 2003, we placed orders for the building of four new 100,000 dwt product tankers, of which we expect to take delivery in 2006 and 2007. As of January 20, 2004, we have placed an order for the building of one new 100,000 dwt product tanker, which we expect to take delivery of in early 2008.

     The following table lists our entire fleet of owned and long term chartered in vessels as of December 31, 2003:

Product Tankers   Year Built    Dwt        Ownership                   Flag (1)
---------------   ----------    ---        ---------                   --------
Wholly Owned
TORM Ingeborg        2003       99,990     TORM                        NIS
TORM Valborg         2003       99,990     TORM                        NIS
TORM Helene          1997       99,990     Hermia Shipping             DIS
TORM Freya           2003       45,800     Freya Shipping              DIS
TORM Thyra           2003       46,308     Thyra Shipping              DIS
TORM Gerd            2002       45,800     Gerd Shipping               DIS
TORM Gertrud         2002       45,800     Gertrud Shipping            DIS
TORM Vita            2002       45,800     Ragnhild Shipping           DIS
TORM Mary            2002       45,800     Estrid Shipping             DIS
TORM Anne            1999       45,507     Anne Product Carriers       Singapore
TORM Gunhild         1999       45,457     Gunhild Shipping            DIS
TORM Gotland         1995       47,629     Alice Product Tanker Corp.  DIS
TORM Asia            1994       44,367     Caseros Shipping            Hong Kong
Olga                 1992       44,646     Olga Shipping               Liberia
Partially Owned
Kirsten*             1988       83,660     Hilde Shipping              NIS
Chartered In
TORM Gudrun**        2000       99,990                                 Liberia
TORM Kristina**      1999      105,000                                 Liberia
TORM Hilde***        1990       84,040                                 NIS
TORM Margrethe***    1988       83,955                                 DIS

Bulk Carriers     Year Built      Dwt                                     Flag
-------------     ----------      ---                                     ----
Wholly Owned
TORM Marta           1997       69,638     TORM                        NIS
TORM Tekla           1993       69,268     TORM                        NIS
TORM Herdis          1992       69,618     TORM                        NIS
TORM Marina          1990       69,637     TORM                        NIS
TORM Arawa           1997       27,827     Southern Light Shipping     Liberia
TORM Pacific         1997       27,802     Eastern Light Shipping      Liberia

* 50% ownership.
** On ten-years time charter to TORM.
*** On bareboat charter to TORM. The two vessels were refinanced in January 2004 and ownership of the vessels is thereafter with TORM.

     (1) DIS stands for the Danish International Shipping Registry and NIS stands for the Norwegian International Shipping Registry.

     For further information regarding the encumbrances on above vessels please refer to Item 10c.

     Our product tanker division is engaged in the transportation of refined oil products such as gasoline, jet fuel, naphtha and gas oil. We own and operate three sizes of product carriers. The largest vessels are Aframax tankers of approximately 100,000 to 105,000 dwt, that primarily transport naphtha between the Arabian Gulf and Japan and other East Asiatic countries. The other two sizes of product tankers, Panamax, which are tankers of approximately 80,000 to 85,000 dwt, and Handymax, which are tankers of approximately 40,000 to 50,000 dwt, operate in the above mentioned areas and in the U.S., Africa, Europe and the Caribbean. One of these vessels is owned in joint venture with a partner.

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

     In 1997, we diversified into the operation of anchor-handling tug/supply vessels and other similar offshore craft that service oil rigs but ceased this activity in December 2003.

     Each of our vessel categories generates Gross profits (net earnings from shipping activities) by operating owned and chartered in vessels. Gross profits (net earnings from shipping activities) generated by the Liner service is included in the item "Profit before tax from discontinued operations" in the Income Statement. Over the last three financial years the contribution to net earnings from shipping activities per division has been as follows:

Division                                    2001         2002         2003
--------                                    ----         ----         ----
Product Tankers                              85%          98%          80%
Dry Bulk Vessels                              7%          -5%          20%
Liner Service                                 6%           6%           0%
Offshore Craft                                2%           1%           0%

PRODUCT TANKER POOLING ARRANGEMENTS

     We employ all of our owned and long term chartered product tankers in three pooling arrangements, the LR2 Pool, the LR1 Pool and the MR Pool, along with vessels from several other shipping companies. The manager of each pool has the responsibility for the commercial management of the participating vessels, including the marketing, chartering, operation and bunker (fuel oil) purchase of the vessels. Each pool is administered by a pool board, which is comprised of representatives of each pool participant. The pool boards set the pools' policies and issue directives to the pool managers. The pool participants remain responsible for all other costs including the financing, insurance, manning and technical management of their vessels. The earnings of all of the vessels are aggregated and divided according to the relative performance capabilities of the vessel and the actual earning days each vessel is available.

The LR2 Pool

     The LR2 Pool is comprised of 16 Aframax tankers that are all double-hull and mainly trade clean petroleum products. We formed LR2 Management A/S, a Danish corporation to serve as the commercial manager of the LR2 Pool. We own 50% of all issued and outstanding voting stock of LR2 Management A/S. Maersk Tankers, one of the pool participants, owns the other 50%. The other participants in this pool are Primorsk Shipping Corporation and Reederei "Nord" Klaus E. Oldendorff Ltd. Three of our owned vessels TORM Valborg, TORM Ingeborg and TORM Helene and two of our chartered in vessels, TORM Kristina and TORM Gudrun, currently participate in this pool and we have contracted to add five newbuildings to the pool between 2006 and 2008 when the vessels are delivered from the shipbuilding yard. The LR2 pool has also time chartered in one vessel, the charter of which is expected to end in January 2006. If a participant wants to sell one of its vessels in the pool, it needs to give notice to the pool board two months in advance of such sale, and six months notice is required for a participant to withdraw all of its vessels from the pool. No such notice has been given from January 1, 2003 to April 30, 2004.

The LR1 Pool

     The LR1 Pool consists of 25 Panamax tankers, and we serve as the sole manager of the pool. The other participants in this pool are Nordic Tankers A/S, Nordan Tankers 3 Inc., Nordan Tankers 4 Inc., Nordan Tankers 5 Inc., Marinvest Shipping AB, Waterfront Shipping AS and Mitsui OSK. Currently four of our vessels, TORM Estrid (Hull no 1509), TORM Hilde, TORM Margrethe and Kirsten, participate in this pool, and we have contracted to add one newbuilding to the pool in 2004 when the vessel is delivered from the shipbuilding yard. If a participant wants to sell one of its vessels or withdraw all of them from the pool, it needs to give three months advance notice to the pool board. No such notice has been given from January 1, 2003 to April 30, 2004.

The MR Pool

     The MR Pool is a pooling arrangement we have entered into with Primorsk Shipping Corporation, Sanmar Shipping and LGR Di Navigazione S.P. for the pooling of 22 Handymax product tankers. We serve as the sole manager of the MR Pool. Twelve of our vessels, TORM Mary, TORM Vita, TORM Gertrud, TORM Gerd, TORM Gunhild, TORM Asia, TORM Gotland, TORM Anne, Olga, TORM Thyra, TORM Freya and TORM Alice, which we took delivery of on February 18, 2004 as described in Item 10c, participate in this pool. If a participant wants to sell one of its vessels in the pool, it needs to give notice to the pool board three months in advance of such sale, and six months notice is required for a participant to withdraw all of its vessels from the pool. No such notice has been given from January 1, 2003 to April 30, 2004.

DRY BULK VESSEL POOLING ARRANGEMENTS

     We operate both Panamax and Handysize vessels in our Bulk Division. We operate our Panamax vessels ourselves while our Handysize vessels are operated through our participation in the IHC Pool. Similar to the pooling arrangement for our product tankers, the earnings from the Handysize vessels are aggregated and divided according to the relative performance capabilities of the vessel and the actual earning days per vessel. The pool is administered by a pool board, which is comprised of representatives of each pool participant. The pool board set the pools' policies and issue directives to the pool manager. The pool participants remain responsible for the financing, insurance, manning and technical management of their individually owned vessels.

Handysize Pool

     We established a new pool called the International Handybulk Carriers, or IHC Pool, on October 1, 2001, together with Pacific Basin Shipping Investments Limited and Wah Kwong Shipping Holdings Limited. This pool is comprised of approximately 35 to 40 vessels. Pacific Basin serves as commercial manager for the pool. We have entered two of our owned vessels into the pool, TORM Arawa and TORM Pacific, as well as two chartered in vessels.

OUR INVESTMENT IN DAMPSKIBSSELSKABET "NORDEN" A/S

     In  June  2002,   we  purchased   30.8%  of  the   outstanding   shares  of
Dampskibsselskabet "NORDEN" A/S, or NORDEN, excluding own shares, followed by a public offer to NORDEN's shareholders at DKK 360 per share.

     NORDEN, founded in 1871, is a Danish based shipping company listed on the Copenhagen Stock Exchange. NORDEN's focus is on tankers and bulk carriers. NORDEN operates approximately 75 vessels through a mix of owned and chartered tonnage.

     Upon the expiration of our tender offer in July, 2002, the offer was neither extended nor increased.

     As of April 30, 2004, we were NORDEN's single largest shareholder, with 32.96% of NORDEN's outstanding shares, excluding own shares. It is our goal to achieve a successful combination of the two companies, which would provide a platform for further growth, and give us a genuine competitive advantage in the international shipping market place.

     Although our original aim - to merge with NORDEN and thereby create a stronger entity within both the product tanker and bulk segments - did not succeed at the time, we decided to retain the investment. This was done to leave the possibility open for a merger at a future date, and because our evaluation that the bulk market, NORDEN's principal activity, improved throughout 2003, leading to better financial results for NORDEN. We intend to hold the shares in NORDEN at least until July 2005.

     We had an unrealized gain of DKK 681 million related to the NORDEN shares in 2003.

THE INDUSTRY - TANKERS

     The international product tanker industry provides seaborne transportation of refined petroleum products for the oil market. According to industry sources, tankers transported approximately 622 million tons of refined oil products in 2003 showing a 3.5% increase as compared to 2002. The two main types of operators that provide transportation services in the tanker market are:

     o    major oil companies; and

     o    independent ship owners.

     They provide transportation services for end users such as:

     o    oil companies;

     o    oil traders;

     o    petrochemical companies;

     o    government agencies; and

     o    power plants.

     According to industry sources, the world tanker fleet above 10,000 dwt consists of approximately 3,450 vessels totaling 311 million dwt or 3% higher as of January 1, 2004 as compared to the year before. Oil companies own, or control through long-term time charters, approximately one third of the current world tanker capacity. Independent ship owners own or control the other two thirds. Oil companies use their fleets not only to transport their own oil products, but also to compete with the independent ship owners to transport oil products for others.

     We believe the quality of tanker vessels and operations has improved over the past several years, as charterers and regulators increasingly focus on safety and protection of the environment. National authorities and international conventions have historically regulated the oil transportation industry. Since 1990, the emphasis on environmental protection has increased. Legislation, regulations and regulatory organizations such as the OPA, the IMO, protocols and classification society procedures demand higher-quality tanker construction, maintenance, repair and operations. Charterers of all types, including oil companies, terminal operators, shippers and receivers are becoming increasingly selective in their acceptance of tankers and are inspecting and vetting both vessels and companies on a periodic basis. As these changes have imposed costs and potential liabilities on tanker owners and operators, they have also raised barriers to entry and favored ship owners with quality fleets and operations. Limitations imposed by port states and the IMO on trading of older single-hull vessels should accelerate the commercial obsolescence of older, poor-quality tankers.

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

     Product tankers are tankers that typically have cargo handling systems that are designed to transport several different refined products simultaneously, such as gasoline, jet fuel, kerosene, naphtha and heating oil, from refineries to the ultimate consumer. Product tankers generally have coated cargo tanks that make it easier to clean the tanks between voyages involving different cargoes.
This coating also protects the steel in the tanks from corrosive cargoes. Product tankers generally range in size from 10,000 dwt to 110,000 dwt.

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

     Our vessels primarily transport clean products. Our product tankers are all double-hull and range in size from 44,000 dwt to 105,000 dwt. They compete with tankers of similar size and quality. The rates that we are able to obtain for our vessels are subject to the supply and demand dynamics described below.

Supply and Demand for Tankers

     The supply of, and demand for, tanker capacity strongly influences tanker charter rates and vessel values for all tankers. Supply and demand has historically caused fluctuations in tanker charter rates and secondhand values.

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

     o    competition from alternative energy sources; and

     o    regulatory environment.

     The supply of tanker capacity is a function of the number of tankers delivered to the fleet relative to the number of tankers permanently taken from service when they become technically or economically obsolete. Currently, it takes approximately 24 to 42 months from the time a building contract is entered into before a newbuilding is delivered. The average age of tankers removed from service currently ranges between 21 and 25 years. Other factors affecting the supply of tankers include:

     o the number of combined carriers, or vessels capable of carrying oil or dry bulk cargoes, carrying oil cargoes;

     o    the number of newbuildings on order and being delivered;

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

     o    current shipyard capacity; and

     o government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. Environmental laws and regulations are imposing requirements on vessels when they reach 25 years of age that reduce the amount of cargo they can carry or require that the vessel be configured in a different way. These requirements tend to impose costs on those older vessels and make operating them less economical.

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

Vessel Types

     Vessels utilized in the carriage of major bulk cargoes are generally classified into three categories, based on carrying capacity:

     o Handysize dry bulk carriers (20,000 to 30,000 dwt). Unlike most larger dry bulk carriers, Handysize dry bulk carriers are equipped with cargo gear such as cranes. This type of vessel is well suited for transporting both major and minor bulk commodities to ports around the world that may have draft restrictions or are not equipped with gear for loading or discharging of cargo.

     o Panamax dry bulk carriers (60,000 to 80,000 dwt). Panamax dry bulk carriers are designed with the maximum width, length and draft that will allow them to transit fully laden through the Panama Canal. Panamax vessels are primarily used in the transport of major bulks such as grain and coal, along with some minor bulks like phosphate, petcoke and salt.

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

     o Grain. The grain trade includes wheat, wheat flour, coarse grains (corn and barley), soybeans and soybean meal. Although the annual volume of the grain trade is subject to political factors and weather conditions, shipments have remained relatively stable over the past five years. Grain is primarily transported from the United States, Canada, Europe, Australia and Argentina to the Far East, Latin America and Africa. Handymax and Panamax vessels carry approximately 90% of the international seaborne bulktrade while Capesize vessels transport the remainder.

     Our dry bulk vessels transport cargoes such as grain, coal and iron ore. We operate both Handysize and Panamax dry bulk vessels. Most of the coal and iron ore we transport are carried on our Panamax vessels, while both types of vessels carry grain and fertilizer. The rates that we can achieve for our vessels depend on the supply and demand dynamics described below.

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

Supply of Dry Bulk Carriers

     The size of the world's dry bulk carrier fleet changes as a result of newbuildings and scrapping or loss of vessels. The general trend in the development of the bulk market has always been closely linked to the state of the world economy. The economic downturn in Asia in the late 1990's led to sharp falls in cargo volumes, and therefore rates, whereas the subsequent recovery has likewise acted to boost the sector with rates recovering to above those prevailing prior to the crisis. Since the middle of the third quarter 2003 the dry bulk market has reached historically high levels due to a strong demand from China for iron ore, coupled with a very low level of newbuilding deliveries and a low global newbuilding order book in the bulk market. The level of expected newbuildings in the dry bulk sector in the forthcoming years remains at a low level due to the preference by the major shipyards for building container and tanker vessels that in recent years have been more profitable to the shipyards.

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

     All of our tanker vessels and Handysize dry bulk vessels operate in pools. Within each pool, a vessel may be time chartered out by the pool manager, but the charterhire is divided among all of the vessels in the pool and therefore does not provide us with the steady income normally associated with time charters. Each pool manager will determine the number of vessels to be time chartered depending on charterhire rates and pool board strategy. Vessels in our pools that are not time chartered generally trade in the spot market. However, the pools do enter into contracts of affreightment, which provide a guaranteed fixed income over a period of time.

MANAGEMENT OF THE FLEET

     We provide the operations, chartering, technical support, shipyard supervision, insurance and financing management services necessary to support our fleet. Our chartering staff, as well as our fleet's management personnel, is located in our head office in Copenhagen. Our staff in Copenhagen makes recommendations to our senior management regarding the chartering of our vessels, as well as identifying when opportunities arise to buy or sell a vessel. We have offices worldwide in London, Singapore and Tokyo, but all decisions relating to the vessels we manage are made or approved in our office in Copenhagen.

SEASONALITY

     The demand for product tankers and bulk carriers has historically fluctuated depending on the time of year. Demand for product tankers is influenced by many factors, including general economic conditions, but it is primarily related to demand for petroleum products in the areas of greatest consumption. Accordingly, demand for product tankers generally rises during the winter months and falls during the summer months in the Northern hemisphere. Demand for bulk carriers is not as volatile as that for tankers, but demand does generally increase in the spring months in North America as demand for grain increases and generally falls back during the winter months. More consistent commodities such as coal, however, provide some stability to the bulk vessel trade. Moreover, these are generalized trading patterns that vary from year to year and there is no guarantee that similar patterns will continue in the future.

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

     We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers are leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for modern vessels that are able to conform to the stricter environmental standards. We maintain high operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our crews and officers and compliance with U.S. and international and other national regulations.

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

Environmental Regulation -- IMO

     The IMO, an agency organized in 1959 by the United Nations, has adopted regulations, which set forth pollution prevention requirements applicable to tankers. These regulations, which have been implemented in many jurisdictions in which our vessels operate, provide, in part, that:

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

     Under the current regulations, starting in 2004, and thereafter, such vessels will not be in compliance with the configuration requirements of the IMO. As of December 31, 2003, we did not owned any single-hull tankers.

     Effective September 2002, the IMO accelerated its existing timetable for the phase-out of single-hull oil tankers. These regulations require the phase-out of most single-hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether it has segregated ballast tanks. After 2007, the maximum permissible age for single-hull tankers will be 26 years. Under current regulations, retrofitting will enable a vessel to operate until the earlier of 25 years of age and the anniversary date of its delivery in 2017. However, as a result of the oil spill in November 2002 relating to the loss of the m.t. Prestige, which was owned by a company not affiliated with us, in December 2003 the Marine Environmental Protection Committee of the IMO adopted a proposed amendment to the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of single-hull tankers from 2015 to 2010 unless the relevant flag states extend the date to 2015. This proposed amendment will come into effect in April 2005 unless objected to by a sufficient number of member states. Moreover, the IMO may still adopt regulations in the future that could adversely affect the remaining useful lives of single-hull tankers.

     The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified on April 30, 2004 and is expected to become effective 12 months after ratification. Annex VI, when it becomes effective, will set limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibit deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Compliance with these regulations could require the installation of expensive emission control systems and could have an adverse financial impact on the operation of our vessels.

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

     Noncompliance with the ISM Code and other IMO regulations may subject the ship owner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. Both the U.S. Coast Guard and EU authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports, as the case may be.

     The IMO has negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. Additional or new conventions, laws and regulations may be adopted which could limit our ability to do business and which could have a material adverse effect on our business and results of operations.

Environmental Regulation--OPA/CERCLA

     The OPA established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the U.S. or its territories or possessions, or whose vessels operate in the waters of the U.S., which include the U.S. territorial waters and the two hundred nautical mile exclusive economic zone of the U.S. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, applies to the discharge of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

     Under OPA, vessel owners, operators and bareboat or "demise" charterers are "responsible parties" who are all liable regardless of fault, individually and as a group, for all containment and clean-up costs and other damages arising from oil spills from their vessels. These responsible parties would not be liable if the spill results solely from the act or omission of a third party, an act of God or an act of war. The other damages aside from cleanup and containment costs are defined broadly to include:

     o    natural resource damages and related assessment costs;

     o    real and personal property damages;

     o    net loss of taxes, royalties, rents, profits or earnings capacity;

     o net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

o        loss of subsistence use of natural resources.

     OPA limits the liability of responsible parties to the greater of USD1,200 per gross ton or USD10 million per tanker that is over 3,000 gross tons. This is subject to possible adjustment for inflation. OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states that have enacted their own legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of USD300 per gross ton or USD5 million. These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our tankers call.

     OPA requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of USD1,500 per gross ton for tankers, coupling the OPA limitation on liability of USD1,200 per gross ton with the CERCLA liability limit of USD300 per gross ton. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker will be required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum liability under OPA and CERCLA. We have provided requisite guarantees and received certificates of financial responsibility from the U.S. Coast Guard for each of our vessels required to have one.

     We insure each of our vessels with pollution liability insurance in the maximum commercially available amount of USD1 billion. A catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business.

     Under OPA, with certain limited exceptions, all newly built or converted tankers operating in U.S. waters must be built with double-hulls. Existing vessels that do not comply with the double-hull requirement must be phased out over a 20-year period, from 1995 to 2015, based on size, age and place of discharge, unless retrofitted with double-hulls. Notwithstanding the phase-out period, OPA currently permits existing single-hull tankers to operate until the year 2015 if their operations within U.S. waters are limited to:

     o discharging at the Louisiana Offshore Oil Port, also known as the LOOP; or

     o unloading with the aid of another vessel, a process referred to in the industry as lightering, within authorized lightering zones more than 60 miles off-shore.

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

     We have obtained vessel response plans approved by the U.S. Coast Guard for our vessels operating in U.S. waters. In addition, the U.S. Coast Guard has announced it intends to propose similar regulations requiring certain tanker vessels to prepare response plans for the release of hazardous substances.

Environmental Regulation--Other

     Although the U.S. is not a party to these conventions, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, or CLC. Under this convention, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of oil, subject to some complete defenses. Liability is limited to approximately USD183 per gross registered ton or approximately USD19.3 million, whichever is less. If, however, the country in which the damage results is a party to the 1992 Protocol to the CLC, the maximum liability rises to approximately USD82.7 million. The limit of liability is tied to a unit of account, which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault and under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states, which are party to this convention must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

     In addition, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

     Several of our vessels currently carry cargoes to U.S. waters regularly and we believe that all of our vessels are suitable to meet OPA requirements and that they would also qualify for trade if chartered to serve U.S. ports.

European Union and IMO Regulations

     The IMO has approved a timetable for the accelerated phasing-out of single-hull oil tankers. Oil tankers delivered in 1976 and 1977 and which do not comply with the requirements for protectively located segregated ballast tanks will be phased out by January 1, 2005.

     The total loss of the oil tanker Erika off the coast of France on December 12, 1999 polluted more than 250 miles of French coastline with heavy oil. Following the spill, the European Commission adopted a "communication on the safety of oil transport by sea," also named the Erika Communication.

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

     Partly in response to the oil spill caused by the sinking of the tanker Prestige, a single-hull tanker owned by an entity that is not affiliated with us, in November 2002, the EU proposed new regulations in March of 2003 that, among other things, places a ban on the transportation of heavy oil grades in all single-hull tankers loading or discharging at EU ports. These regulations also accelerate the phase-out schedule of all single-hull tankers. The European Union Parliament ratified these new regulations in July 2003 and the IMO joined the phase-out of single hull tankers later in 2003. The details of the proposal are as follows:

     o Single hull tankers built on or before 1980 will immediately be barred from entering into ports, offshore terminals, or anchor in an area under the jurisdiction of an EU member state.

     o Heavy crude oils (API grade < 25.7, heavy fuel oils (viscosity > 180 mm2/s), bitumen and tar and their emulsion may be carried in double hull tankers only.

     o Single-hull non-segregated ballast tankers built on or before 1981 will be phased out in 2004.

     o Single-hull non-segregated ballast tankers built on or before 1982 will be phased out in 2005.

     o    All other single-hull tankers will be phased out in 2010.

     Several EU nations have already implemented an absolute ban on single-hull tankers carrying fuel oil and heavy oil grades. Spain has banned single-hull tankers over 5,000 dwt carrying such cargo from entering her ports as of January 1, 2003. Italy has implemented similar measures applicable to single-hull tankers over 15 years of age in the summer of 2003, and Spain, France and Portugal have prohibited single-hull tankers carrying such cargoes from passing through their 200-mile economic exclusion zones since December, 2002.

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

     Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society, which is a member of the International Association of Classification Societies. All our vessels are certified as being "in class" by Lloyd's Register or Det Norske Veritas. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

RISK OF LOSS AND LIABILITY INSURANCE

General

     The operation of any cargo vessel includes risks such as mechanical failure, collision, personal injuries, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the U.S. market. We carry insurance against loss of hire, which protects against business interruption following a loss under our hull and machinery policy. This policy does not protect us from business interruptions caused by any other losses. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

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

Protection and Indemnity Insurance

     Protection and Indemnity insurance is provided by mutual protection and indemnity associations, which cover our third party liabilities in connection with our shipping activities including other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, damage to other third-party property, pollution arising from oil or other substances, and in some circumstances, salvage, towing and other related costs, including wreck removal. Our current protection and indemnity insurance coverage for pollution is USD1 billion.

COMPETITION

     We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. We conclude our time charters and voyage charters in the spot market through the use of brokers, through whom we negotiate the terms of the charters based on market conditions and experience. We compete primarily with owners of tankers in the Handymax, Panamax and Aframax class sizes in our tanker division. Ownership of tankers is highly fragmented and is divided among major oil companies and independent tanker owners. Our bulk vessels also compete with other vessels of the same type and size.

Legal Proceedings

     We are party, as plaintiff or defendant, to a variety of lawsuits for damages arising principally from personal injury and property casualty claims.
Most claims are covered by insurance, subject to customary deductibles. We believe that these claims will not, either individually or in the aggregate, have a material adverse effect on us, our financial condition or results of operations. From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury, property casualty claims and contract disputes. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings, which may have, or have had a significant effect on our financial position, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position, results of operations or cash flows.

     We time chartered a container vessel, the TORM Alexandra, which suffered a casualty at the port of Monrovia, Liberia in July 2001. Subsequently, the vessel's underwriters declared the vessel a constructive total loss, and the time charter was terminated. The port authorities have notified both the owner of the vessel and us that they intend to pursue claims related to damage to a quay, a spillage of fuel oil, and loss of life of persons who later tried to loot cargo from the vessel. Owners have pursued a claim against us for loss of the vessel. We believe that the owner of the vessel is liable for all of these claims and that the owner has insurance coverage for these claims. To the extent claims are brought against us, we believe that those claims are covered by insurance, and that this casualty will not have a material effect on our financial condition or results of operations. There were no material developments regarding this matter in 2003.

C.   Organizational Structure

     The following tables set forth our significant subsidiaries as of April 30, 2004.

     Our Wholly-Owned Tankers. Each subsidiary listed below is a wholly-owned Liberian corporation (with the exception of Anne Product Carriers (PTE) Ltd., which is a Singapore corporation) that owns a 100% interest in a tanker.

Subsidiary                                             Vessel
----------                                             ------
Hermia Shipping Corporation                            TORM Helene
Alice Product Tanker Corporation                       TORM Gotland
Estrid Shipping Corporation                            TORM Mary
Ragnhild Shipping Corporation                          TORM Vita
Gertrud Shipping Corporation                           TORM Gertrud
Gerd Shipping Corporation                              TORM Gerd
Anne Product Carriers (PTE) Ltd.                       TORM Anne
Gunhild Shipping Corporation                           TORM Gunhild
Olga Shipping Corporation                              Olga
Caseros Shipping Limited                               TORM Asia
Thyra Shipping Corporation                             Torm Thyra
Freya Shipping Corporation                             Torm Freya

     Our 50%-owned Tanker. The subsidiary listed below is a wholly-owned Liberian corporation that owns 50% of the ownership interests in a tanker. An unaffiliated third party owns the remaining 50%.

Subsidiary                                             Vessel
----------                                             ------

Hilde Shipping Corporation                             Kirsten

     Our Chartered-In Tankers. We directly charter-in two tankers, the TORM Gudrun and the TORM Kristina, under time charters from unaffiliated third party vessel owners.

     Our Dry Bulk Carriers. Each subsidiary listed below is a wholly-owned Liberian that owns a 100% interest in a dry bulk carrier.

Subsidiary                                             Vessel
----------                                             ------

Southern Light Shipping Limited                        TORM Arawa
Eastern Light Shipping Limited                         TORM Pacific

     Furthermore, the following vessels are owned directly by TORM: TORM Hilde, TORM Margrethe, TORM Ingeborg, TORM Valborg, TORM Alice, TORM Herdis, TORM Marta, TORM Marina and TORM Tekla.

D.   Property, Plant and Equipment

     We do not own any real property other than three small residential properties. We lease office space in Copenhagen, Singapore and London. The Copenhagen office comprises approximately 3,000 square meters and is leased until July 2010 at a rate of DKK 4.5 million, or approximately USD 680,000 per year from an unaffiliated third party. The lease was terminated prematurely in March 2004 triggering a termination fee of DKK 5.2 million, or approximately USD 790,000 because the Copenhagen office is moving to a new location in Copenhagen in June 2004. The new premises comprise approximately 2,300 square meters and are leased until June 2014 at a rate of DKK 3.9 million, or approximately USD 590,000, per year from an unaffiliated party. The Singapore office comprises approximately 120 square meters and is leased until May 31, 2005 at a rate of SGD 93,306, or approximately USD 54,000 or DKK 353,000, per year from an unaffiliated third party. Furthermore, we have an apartment in Singapore that is leased until June 21, 2005 at a rate of SGD 54,000, or approximately USD 31,000 or DKK 204,000, per year from an unaffiliated third party. The London office comprises approximately 550 square feet and was leased until March 2004 at a rate of pound sterling 21,000, or approximately USD 34,000 or DKK 226,000, per year from an unaffiliated third party.

     The following table lists our entire fleet of owned and long term chartered in vessels as of April 30, 2004:

Product Tankers   Year Built   Dwt         Ownership                 Flag (1)
---------------   ----------   ---         ---------                 --------
Wholly Owned
TORM Helene          1997       99,990     Hermia Shipping           DIS
TORM Valborg         2003       99,990     D/S TORM                  NIS
TORM Ingeborg        2003       99,990     D/S TORM                  NIS
TORM Hilde           1990       84,040     D/S TORM                  NIS
TORM Margrethe       1988       83,955     D/S TORM                  DIS
TORM Estrid          2004       74,999     D/S TORM                  DIS
TORM Gotland         1995       47,629     Alice Product Tanker      DIS
TORM Alice           1995       47,269     D/S TORM                  DIS
TORM Freya           2003       46,343     Freya Shipping            DIS
TORM Thyra           2003       46,308     Thyra Shipping            DIS
TORM Mary            2002       45,800     Estrid Shipping           DIS
TORM Vita            2002       45,800     Ragnhild Shipping         DIS
TORM Gertrud         2003       45,800     Gertrud Shipping          DIS
TORM Gerd            2002       45,800     Gerd Shipping             DIS
TORM Anne            1999       45,507     Anne Product Carriers     Singapore
TORM Gunhild         1999       45,457     Gunhild Shipping          DIS
Olga                 1992       44,646     Olga Shipping             Liberia
TORM Asia            1994       44,367     Caseros Shipping          Hong Kong
Partially Owned
Kirsten              1988       83,660     Hilde Shipping            NIS
Chartered In
TORM Kristina        1999      105,000                               Liberia
TORM Gudrun          2000       99,990                               Liberia

Bulk Carriers     Year Built   Dwt                                   Flag
-------------     ----------   ---                                   ----
Wholly Owned
TORM Marta           1997       69,638     D/S TORM                  NIS
TORM Marina          1990       69,637     D/S TORM                  DIS
TORM Herdis          1992       69,618     D/S TORM                  NIS
TORM Tekla           1993       69,268     D/S TORM                  DIS
TORM Arawa           1997       27,827     Southern Light Shipping   Liberia
TORM Pacific         1997       27,802     Eastern Light Shipping    Liberia

     (1): DIS stands for the Danish International Shipping Registry and NIS stands for the Norwegian International Shipping Registry.

ITEM 5. Operating and financial review and prospects

2003 SUMMARY

     2003 has been a very eventful year for TORM with high, but fluctuating rates for the Tanker division, strongly increasing rate levels in the Bulk division, combined with ever increasing demands placed on the vessels, as well as the organization behind them, from customers, international organizations and individual countries.

     The market for our product tankers began the year at very high levels as a result of a number of factors, in particular the effects of the sinking in November 2002 of the single-hull tanker "Prestige", which had no relations to us, but also factors such as the war in Iraq, the general strike in Venezuela coupled with the impact of generally low inventories of clean petroleum products.

     Aside from a short period of weaker rates towards the end of the second quarter, the effect of the aforementioned factors was that high freight rate levels were sustained throughout the summer period - somewhat longer than expected at the beginning of the year.

     Our newbuilding program continued as planned and we took delivery of a total of four newbuildings in 2003. There was new ordering of vessels during the year and the total contract value of our remaining newbuilding program, which consists of six vessels following the delivery of TORM Estrid in early 2004, is in excess of USD 200 million. This highlights our commitment to maintaining and developing a modern, quality fleet. Following the delivery of TORM Estrid, the average age of our product tanker fleet is 5.1 years - one of the lowest in the industry. Our owned fleet has almost doubled over the last five years.

     Our tanker pool strategy was further cemented during 2003. Despite the departure of one pool partner, the number of vessels in our three tanker pools increased by 13% in 2003. We continue to experience strong interest from owners wishing to join our three pools.

     During 2003, new revised rules in respect of the phasing out of single-hull tankers were adopted, both within the EU and under the auspices of the United Nations agency responsible for shipping, the IMO. The new rules will result in a faster phase-out of single-hull tankers and prohibit the carriage of certain types of oil in single-hull tankers.

     TORM considers the implementation of these additional environmental requirements as a positive development. It is our view that these rules will speed up the trend towards a "two tier market", where double-hull vessels approved by the oil majors will have preference, as older, single-hull tonnage is unable to operate in specific areas such as the EU. As a result, the customer receives reduced trading flexibility, since older vessels may be subject to geographic trading restrictions that limit their ability to trade to certain ports or regions. These new rules are also expected to accelerate scrapping of older tonnage.

     The bulk market saw a dramatic rise in rates in the middle of the third quarter 2003, reaching historically high levels. These increases were particularly attributable to a strong demand from China for iron ore, coupled with a very low level of newbuilding deliveries and a low global newbuilding orderbook in the bulk market.

     We expected a turn around, albeit somewhat more moderate, in bulk charter rates in 2003, and more particularly 2004, and decided by the end of 2002 to charter in a number of bulk carriers in order to take advantage of the expectedly higher rates. In order to cover part of the risk on the charter rates associated with the higher business volume in the Bulk division, however, we covered the forward part of the exposure. Accordingly, we were not able to take full advantage of the high bulk market during 2003.

     In December 2003, we redelivered the last remaining offshore supply vessel and have thus continued the focusing on our core business activities that took place with the disposal of our Liner activities in 2002.

     We believe that our financial position and organizational strength have never been better. We continue to evaluate all possibilities for expanding our company through new investments, purchase of secondhand ships, fleets, or companies with fleets, which would fit our profile.

     We changed our accounting policies in a significant area in 2003. Our accounts are now prepared with US Dollars as the primary measurement currency. The key effect is that our vessels (and the loans secured by our vessels) are now included in our balance sheet at the USD/DKK exchange rate at the balance sheet date, whereas previously our vessels were included at the historic exchange rate. We believe that this better shows our financial position, especially in periods with volatile exchange rates. Had we kept our previous accounting policies, our net profit would have decreased by DKK 55.4 million and our shareholders' equity would have been DKK 619 million or 25% higher at the end of 2003. For a further discussion of the changes in our accounting policies please refer to Note 1.

TRENDS WITHIN THE PRODUCT TANKER AND BULK SEGMENTS

     Some of the key trends affecting the two segments in which we operate are:

     1    Location of refineries

     2    Consolidation among the oil companies

     3    Consolidation made possible by financial markets

     4    Safety, environment and security

     5    IMO and EU regulation

     6    Lower break-even freight rates

     7    Shortage of shipyard capacity in the bulk segment


LOCATION OF REFINERIES

     During the 1970's, crude oil was transported to refineries in the Western Hemisphere to be refined into different oil products.

     Over the intervening years, however, more and more refineries have been built in the Middle East, Asia and Russia, as the oil producing countries seek to take a greater share of the value-added associated with refining. Furthermore, increasingly stringent environmental requirements have been imposed by the countries in the Western Hemisphere, which were previously the largest refining nations.

     Modern oil refineries are built closer to crude oil production sources. Accordingly, 92% of the growth in the world's refinery capacity (source:
Clarksons Research Studies) during the period 1998-2002 took place in Asia and the Middle East, and 42% of the growth in the period 2002-2005 is expected to take place in this area. This means that the most modern and specialized refineries in the world will be located outside the Western Hemisphere.

     However, the Western Hemisphere is expected to continue to be the largest consumer of refined petroleum products. Taken together with growing refinery capacity outside these countries, demand for transportation of refined petroleum products from distant producing countries to consuming countries, using product tankers such as ours, is expected to increase. However, there can be no guarantee of this increase.

CONSOLIDATION AMONG THE OIL COMPANIES

     Throughout the 1990's, the oil industry experienced a period of extensive consolidation, in which the number of international oil companies and oil traders reduced, leaving larger companies with a proportionally larger market share.

     This has resulted in greater demand on ship-owning companies to provide increased transportation capacity and flexibility such as that provided by the pools in which our vessels participate. We derived an increasing part of our Tanker division's revenues from its largest customers. Our Tanker division has experienced an increase in the share of net turnover from its five largest customers from 33% in 1997 to 47% in 2003.

CONSOLIDATION MADE POSSIBLE BY FINANCIAL MARKETS

     Throughout the 1990s, shipowners, especially in the tanker segment, have increasingly made use of the public equity and debt markets to raise capital to finance growth. Accordingly, a significant number of previously private companies have been publicly listed.

     This has come about in combination with greater use of private debt markets and resulted in increasing opportunities to fund growth. This growth, in turn, has resulted in extensive consolidation within the industry, creating a number of very substantial shipowners. It is expected that this trend will continue in part to meet the industry's requirements for capacity and flexibility.

SAFETY, ENVIRONMENT AND SECURITY

     The increasing number of regulations covering safety, environmental and security requirements has had a significant impact on the shipping industry.

     IMO, the flag states and the classification societies stipulate the requirements for the safe operation of ships. The requirements are a large spectrum of rules ranging from the construction of the vessel, its equipment, the operation of the vessel, officers' and crews' qualifications to the company's qualifications with regard to safe ship management.

     In   addition  to  these   regulations,   customers   increasingly   demand
environmentally friendly and safe operation of vessels and the organizations that operate them.

     We expect these developments to lead to significant consolidation over time, as participants with older fleets and lower maintenance standards are gradually forced out of the market, as customers change their criteria for selection of vessels and shipowners.

IMO AND EU REGULATION

New phase-out rules for single-hull tankers

     In 2003, a number of revised rules and regulations were adopted by the EU and the IMO in relation to the phase-out of single-hull tankers. These changes will result in earlier and faster phase-out of single-hull tankers and ban the carriage of certain types of so-called heavy oils in single-hull tankers.

     We consider the adoption of these environmental requirements to be a positive development and believe that these rules will accelerate the tendency towards a 'two-tier' market where double-hull vessels such as ours, approved by the major oil companies, will have preference. Conversely, single-hull tankers will lose trading flexibility, resulting in fewer cargoes for these vessels - leading to earlier demolition. This is a result of oil companies not being able to freely trade the vessels in all areas.

Phase-out of single-hull tankers                    IMO             EU
--------------------------------                    ---             --

Single-hull tankers phased-out by                   2010(1)      2003-2010(4)
Single-hull tankers without SBT phased-out by       2005(2)      23 years old(2)
Ban on heavy fuel cargoes in single-hull vessels    Yes          Yes
Vessels above 15 years must pass a CAS-test         Yes(3)       Yes(3)
Rules in force from                                 05-Apr-05    21 Oct. 2003

1 The flag state can allow double sided or double bottomed vessels continue until 25 years old, or 2015, if they pass a CAS-test.

2    SBT = Segregated ballast tanks.

3 CAS = Conditional Assessment Scheme. A test of the vessel's maintenance standard and seaworthiness.

4    When the vessel reaches 22-26 years, depending on the building year.

     Of the total world tanker fleet, it is expected that 40% will be phased out by 2010 as a result of the revised IMO rules, whereas 13% of the world tanker fleet will be phased out by 2005, when the new IMO rules come into effect (source: Jefferies & Co., Inc.). The existing orderbook of tankers to be delivered up to 2006 comprises approximately 24% of the existing world tanker fleet.

     The bulk market does not have similar requirements, although there are international efforts underway to create demands for bulk vessels to be double-hull design. However, we do not expect this to be introduced in the foreseeable future.

LOWER BREAK-EVEN FREIGHT RATES

     During the past ten years, newbuilding prices have fallen significantly albeit they have firmed for delivery in 2006/2007. When combined with the effects of lower interest rates over the period, this has meant that the cash-flow break-even point for product tankers has dropped substantially. Cash-flow break-even point is defined as debt repayments, interest and running cost in the first year of operation for a newbuilding delivered in the year.

     Compared to ten years ago, it is today possible to trade profitably at lower freight rates or to achieve higher earnings even with unchanged freight rates. Due to the increase in our fleet size over the last ten years we have also benefited from this decrease in interest rates on our own vessels that typically are financed by 80% mortgage debt with floating interest rates.

SHORTAGE OF SHIPYARD CAPACITY IN THE BULK SEGMENT

     During 2002, the global orderbook for Panamax bulk vessels reached its lowest point since 1995 (Source: Clarksons Research Studies). Freight rates were low and many shipowners chose not to order new tonnage. Following this period, container operators and tanker owners ordered extensively and in the process utilized a large portion of shipyard capacity, which is currently booked until 2006/2007. As a result the order book of bulk vessels has not reached previous levels, even after the recent historically strong increase in freight rates.

     This does not affect our bulk strategy, which to greater extent is based on chartered-in vessels.

TORM'S STRATEGY

     Tanker division

     Our specialization in the product tanker segment is based on a belief that this market offers inherently superior growth potential compared to the crude oil tanker market. This is primarily because of the greater transportation requirements for refined products as refinery capacity growth has moved further away from the Western Hemisphere, which is still the most significant user.

     It has for a number of years been an integral part of our strategy for the Tanker division to own and operate modern, double-hull vessels given that we expected a gradual increase in demand for such vessels. In 1988, we were among the first owners to take delivery of double-hull newbuildings and our tanker fleet has for a number of years consisted purely of double-hull tonnage. As of December 31, 2003, the average age of our product tanker fleet was 5.3 years, one of the lowest in the world among publicly quoted tanker companies. With ever increasing environmental and security requirements being introduced by the IMO and the EU, as well as individual nations and customers, we believe that a young fleet and a tradition for quality will be more important than ever.

     Our strategy in the product tanker segment is based on the pool system, in which we cooperate with other owners of similarly high quality tonnage. The goal is to become closer to the customer by being able to offer a secure and timely delivery, to even out differences between geographical markets by having a fleet of sufficient size to cover all the key markets, and better matching customers' transport requirements, as these have grown, including through mergers and acquisitions.

     As it is an aim to provide customers with reliable transportation of refined products, it is necessary to have available capacity. Consequently, the strategy in the product tanker market is naturally focused on the spot market. We will, however, from time to time counter part of the risk related to freight rates through contracts of affreightment, or COA's, and time charters and bunker prices through forward contracts.

     Bulk division

     The strategy of our Bulk Division has been to focus on two segments, namely Panamax and, to a lesser extent, Handysize. The Panamaxes are operated by our own Bulk Division, while the Handysize vessels are operated within the IHC Pool in Hong Kong.

     Unlike the Tanker division, the strategy in the Bulk division is to a greater extent based on chartered-in vessels, a number of which include purchase options. This result in greater flexibility, especially in terms of investments and coverage of freight exposure, which is especially important in the segments of the bulk market where we operate, as the market structure offers large opportunities for asset management.

     During periods when we believe that freight rates have the potential for further increases in the medium- to long-term, we will charter in tonnage with a view to take advantage of the expected stronger market. At the same time, we will seek to obtain an option to extend the chartering period and/or purchase the vessel. This ensures the greatest flexibility in terms of future fleet composition and investment profile.

A.   Operating Results

     The financial information included in the discussion below is derived from our consolidated financial statements. The results of our Liner activities, which were disposed of during 2002, (see Note 9 to the consolidated financial statements) are included under profit before tax from discontinued operations. The consolidated financial statements have been prepared in accordance with Danish GAAP, which differs in certain significant respects from U.S. GAAP. For a discussion of the primary differences between Danish GAAP and U.S. GAAP and a reconciliation of profit (loss) and stockholders' equity to U.S. GAAP, please see Note 18 to our consolidated financial statements.

                                       TORM AND SUBSIDIARIES
                                CONSOLIDATED STATEMENTS OF OPERATIONS
                        For The Years Ended December 31, 2001, 2002 and 2003
                                        (in thousands of DKK)
                                                         2001            2002           2003
                                                         ----            ----           ----
                                                       (restated)      (restated)
Net revenue                                             2,000,713       1,538,618      1,927,996
Port expenses and bunkers                                (415,710)       (555,700)      (621,087)
                                                       ------------   ------------    ------------
Time Charter Equivalent Earnings                        1,585,003         982,918      1,306,909

Charter hire                                             (637,985)       (463,510)      (404,960)
Technical running costs                                  (193,550)       (217,402)      (254,780)
                                                       ------------   ------------    ------------
Gross profit (Net earnings
from shipping activities)                                 753,468         302,006        647,169

Profit on sale of vessels and interests                    91,790          16,965           (464)
Administrative expenses                                  (113,404)       (101,342)      (126,119)
Other operating income                                     58,689          55,227         51,368
                                                       ------------   ------------    ------------
Profit before depreciation                                790,543         272,856        571,954

Depreciation                                             (177,993)       (158,400)      (176,872)
                                                       ------------   ------------    ------------
Profit before financial items                             612,550         114,456        395,082
Financial items                                           (96,518)          5,988        656,637
                                                       ------------   ------------    ------------
Profit before tax                                           516,032       120,444      1,051,719

Tax on profit on ordinary activities                      (166,018)       360,190           (692)
                                                       ------------   ------------    ------------
Profit from continuing operations                           350,014       480,634      1,051,027
                                                       ------------   ------------    ------------
Profit before tax from discontinued operations               17,417        69,818              0
Tax on discontinued operations                                    0             0              0
                                                       ------------   ------------    ------------
Net profit for the year                                     367,431       550,452      1,051,027
                                                       ------------   ------------    ------------

COMPARISON OF THE YEAR ENDED DECEMBER 31, 2003 AND THE YEAR ENDED DECEMBER 31, 2002

     Below net earnings from shipping activities are presented on segment level:

DKK million                                                   Not    (Restated)                         Not
                                        Tank     Bulk   Allocated(*)Total 2002      Tank    Bulk  Allocated(*) Total 2003
------------------------------------------------------------------------------      -------------------------------------
Net revenue                              904      592            43      1,539     1,115     793          20      1,928
Port expenses and bunkers               -229     -322            -5       -556      -319    -308           6       -621
                                  ---------------------------------------------  ---------------------------------------
Time charter equivalent earnings         675      270            38        983       796     485          26      1,307
Charter hire                            -200     -242           -21       -464       -84    -310         -12       -405
Technical running costs                 -159      -44           -14       -217      -195     -43         -17       -255
                                  ---------------------------------------------  ---------------------------------------
Gross profit/(loss)
(Net earnings from shipping activities)  315      -17             4        302       518     133          -3        647
(*) Primarily offshore vessels

The lines listed above are further discussed below.

Net revenue

     TORM's net revenue was DKK 1,928 million in 2003 as compared to DKK 1,539 million in 2002. Of the DKK 389 million increase in net revenue, DKK 211 million is attributable to the Tanker division, while DKK 201 million is related to the Bulk division. Our gradual withdrawal from offshore activities during 2003 and 2002 led to a decrease in net revenue of DKK 23 million compared to 2002.

     The increase in the Tanker division's net revenue should be seen against the background of the substantial drop in the USD/DKK exchange rate during 2003. The annual average USD/DKK exchange rate for 2003 decreased by more than 16% from 2002. Without this decrease in the USD/DKK exchange rate, the increase in the Tanker division's net revenue in 2003 would have been approximately DKK 432 million. Generally higher freight rates, which on average were 22% higher in 2003 than in 2002, and a 29% increase in ship earning days were the reasons for the increase in tanker revenue. Increased focus on quality tonnage following the sinking of the single-hull crude oil tanker "Prestige" in November 2002, a general strike in Venezuela, which resulted in longer 'ton-mile' voyages for cargoes to the North American market, and the war in Iraq combined with generally low inventories of clean petroleum products resulted in an increase in freight rates and hence in the increased earnings in the Tanker division. For the year as a whole, tanker freight rates peaked in March and April and thereafter continued to weaken until the end of the fourth quarter, when freight rates, influenced by demand from Asia, increased again. Towards the end of the fourth quarter, import of crude oil and refined products to the U.S. increased due to the arrival of the winter season, which further increased the market demand for crude oil and product tanker vessels. The 29% increase in earning days is due to the delivery during 2002 and 2003 of six MR-newbuildings and two LR2- newbuildings to our fleet.

Increased Tanker Earnings
-------------------------

                                       DKK mill.    USD mill.
22% increase in charter rates                195           25
29% increase in earning days                 153           19
Commissions                                   17            3
Derivatives, other etc.                       66            8
                                              --            -
Increased earnings                           432           55
USD/DKK exch. rate adjustments              (221)
                                           -----
                                             211

     The DKK 201 million increase in the Bulk division's net revenue, which adjusting for the lower USD/DKK exchange rate would have been approximately DKK 358 million, is a clear indication of the strengthening in the Panamax market. An increase in market demand leading to higher freight rates in the Panamax segment was the primary reason for the increase in revenue from Bulk vessels. Generally, 2003 was a positive year for bulk vessels, with freight rates peaking in the fourth quarter. Driven by strong increases in Chinese imports of bulk products, especially for iron ore, combined with limited growth in the number of newbuildings entering the market, freight rates, were on average 61% higher in 2003 than in 2002 and ship earning days increased by 29% due to the addition of four chartered-in vessels during the year due to our positive expectations for the bulk market.

Increased Bulk Earnings
-----------------------
                                       DKK mill.    USD mill.
61% increase in charter rates                206           26
29% increase in earning days                  86           11
Commissions                                    0            0
Derivatives, other etc.                       66            8
                                             ---          ---
Increased earnings                           358           45
USD/DKK exch. rate adjustments              (157)
                                           -----
                                             201

Port Expenses, Bunkers, Charter Hire and Technical Running costs (Operating costs)

     Charter hire and port expenses each represented 30 to 40% of our total operating costs in 2003, while technical running costs and bunker consumption each represented 10 to 20% of our operating costs for the year. All items included in operating costs are directly influenced by changes in the USD/DKK exchange rate, although technical running costs, or TRC, only account for approximately 2/3 of the total costs influenced by the USD.

     Our total port expenses and bunkers, or voyage expenses, increased in 2003 by approximately 12% or DKK 65 million to DKK 621 million (or by DKK 188 million when adjusted for the decrease in the USD/DKK exchange rate). Of the DKK 65 million increase the Tanker division's voyage expenses increased by DKK 90 million whereas the Bulk division's voyage expenses decreased by DKK 14 million and voyage expenses on our offshore vessels decreased by DKK 11 million. Due to a drop in the time charter out activity of our tanker vessels, voyage expenses increased more than net revenue in the Tanker division, while the opposite was the case for our bulk vessels. The share of bunker (fuel and oil) expenses increased slightly in 2003 compared to 2002, mainly due to increasing bunker prices in 2002 and the first quarter of 2003, after which the prices leveled out.

     Total charter hire for vessels on charter to us decreased in 2003 by DKK 59 million to DKK 405 million. The change consists of a DKK 117 million decrease in charter hire in our Tanker division and a DKK 67 million increase in charter hire in our Bulk division. Charter hire for our offshore vessels fell by DKK 9 million.

     The DKK 117 million decrease in charter hire for the Tanker division from DKK 200 million to DKK 83 million is primarily attributable to the redelivery of the two chartered-in LR1 vessels and the lower USD/DKK exchange rate, which accounted for approximately DKK 17 million of the decrease. After the redelivery of the two LR1 vessels at year-end 2002 we only had two LR2 long-term chartered vessels on charter. Both vessels were on charter throughout 2003.

     The increase in the Bulk division's charter hire was DKK 67 million, from DKK 243 million to DKK 310 million, which when adjusted for the lower USD/DKK exchange rate was approximately DKK 129 million. This increase is especially attributable to an increase in chartering-in of vessels in the Panamax segment. The average rate paid on chartered-in vessels increased by 7% due to improved market conditions resulting in an increase in charter rate expenses of DKK 28 million, while the increase in chartered-in days by 43% resulted in an increase in charter rate expenses by DKK 101 million.

     Technical running costs comprise the costs we incur in connection with crewing and maintaining our own vessels. The costs are mainly incurred in USD (approximately 66%) and DKK (approximately 26%). Technical running costs for our vessels increased by DKK 37 million to DKK 255 million. The lower USD/DKK exchange rate offset the increase in our technical running costs by approximately DKK 34 million for our total fleet.

     For the tanker vessels, the increase in technical running costs was DKK 36 million, which adjusted for the lower USD/DKK exchange rate, was DKK 63 million, mainly as an effect of the net addition of six vessels to the MR segment and two vessels to the LR2 segment during 2002 and 2003. Average daily running cost of our tanker vessels increased by 2.4% in 2003 from 2002 to USD 5,513 per/day due to the weakening of the USD. The addition of new vessels increased operating days by 1,408 days in the MR segment and 157 days in the LR2 segment.

     The addition of two owned Panamax vessels to the Bulk division in the second half of 2003 increased technical running costs by DKK 5 million, as compared to 2002, but due to a lower USD/DKK exchange rate, the Bulk division's total technical running costs for 2003 were DKK 43 million, or only DKK 1 million lower than in 2002. Average daily running cost increased by 6.5% in 2003 from 2002 to USD 4,156 per/day due to the weakening of the USD. The addition of Panamax vessels increased operating days by 113.

     We do not incur technical running costs for vessels that we charter, but only charter hire payments.

Gross Profit

     Gross profit is net revenue minus the sum of port expenses, bunker costs, charter hire payments for chartered-in vessels and technical running costs for owned vessels.

     Our LR2 tanker vessels achieved freight rates that were 23% higher in 2003 than in 2002. The addition of two newbuildings in the third and fourth quarter of 2003, which increased operating days in the tanker segment by 15%, led to an increase in the gross profit. In the LR1 segment there was only a marginal increase in earnings compared to 2002, despite freight rates that on average were 34% higher than in 2002, because the number of operating days decreased by 255 or 23% following the redelivery of two chartered-in vessels towards the end of 2002. In the MR segment, we had 57% more operating days in 2003 compared to 2002, as the delivery of four newbuildings in 2002 took full effect in 2003 as well as the impact of two newbuildings delivered in January 2003. The significant increase in the number of operating days combined with freight rates that were 24% higher in 2003 than in 2002 were the primary reasons for the increase in total net revenue for the Tanker division.

Earnings data for the Tanker division
-------------------------------------
USD/Day                                 2002                     2003                            2003      % Change
                                            -----------------------------------------------
                                   Full year         q1            q2         q3        q4  Full year     2002-2003
LR2/Aframax vessels
--------------------------------------------------------------------------------------------------------------------
Available earning days for: (*)
- Owned vessels                          357         90            90         97       233        510           43%
- Time chartered vessels                 718        180           182        184       175        721            0%
TCE per earning days (**)             22,021     31,237        32,804     27,008    19,559     27,185           23%
TRC per earning days (***)           (5,466)    (5,651)       (5,816)    (5,660)   (5,769)    (5,799)            6%
--------------------------------------------------------------------------------------------------------------------

LR1/Panamax vessels
--------------------------------------------------------------------------------------------------------------------
Available earning days for: (*)
- Owned vessels                          846        210           194        220       223        847            0%
- Time chartered vessels                 166          0             0          0         0          0        (100%)
TCE per earning days (**)             16,738     23,630        26,507     19,670    18,616     22,429           34%
TRC per earning days  (***)           (6,398)    (5,691)       (7,070)    (4,966)   (6,646)    (6,458)            1%
--------------------------------------------------------------------------------------------------------------------

MR vessels
--------------------------------------------------------------------------------------------------------------------
Available earning days for: (*)
- Owned vessels                        2,550      1,004         1,000      1,001     1,011      4,015           57%
- Time chartered vessels                   8          0             0          0         0          0        (100%)
TCE per earning days (**)             13,920     18,355        19,369     15,523    15,188     17,307           24%
TRC per earning days  (***)           (5,036)    (5,701)       (4,575)    (5,030)   (5,450)    (5,257)            4%
--------------------------------------------------------------------------------------------------------------------
(*) Earning days are the total number of days in the period, where the vessel is ready and available to perform a voyage, i.e. is not in dry-dock etc.
(**) TCE = Time Charter Equivalent Earnings = Gross freight income less bunker and port expenses.
(***) TRC = Technical Running Costs for our owned vessels.

     Our Panamax bulk vessels saw a 60% increase in freight rates in 2003 as compared to 2002, after taking into account the effect of hedging transactions where we incurred a total expense of USD 13.6 million or DKK 89.6 million. When combined with a 48% increase in the number of available operating days, or 1,672 days, our Panamax vessels comprised by far the largest part of the Bulk division's increase in gross profit. The hedging transactions referred to above refer to forward freight agreements that we entered into in 2002 and 2003. The increase in the number of available operating days in 2003 was mainly attributable to an increase in the chartered-in tonnage of our Bulk division, as the purchase of two additional vessels only took place towards the end of the year. In our Handysize segment the total increase in net turnover was limited, as the effect of the improved market was approximately offset by a decrease in the number of operating days, which fell by 15% due to the redelivery of tonnage.


Earnings data for the Bulk division
-----------------------------------
USD/Day                                     2002                  2003                           2003     % Change
                                                -----------------------------------------
                                       Full year       q1        q2        q3        q4     Full year    2002-2003
Panamax vessels
-----------------------------------------------------------------------------------------------------------------
Available earning days for: (*)
- Owned vessels                          727        180           170        184       307         841          16%
- Time chartered vessels               2,748        981         1,116      1,191     1,019       4,287          56%
TCE per earning days (**)              7,318      9,166        11,905     12,965    14,789      11,695          60%
TRC per earning days  (***)           (4,766)    (5,208)       (4,592)    (5,496)   (4,388)     (5,109)           7%
------------------------------------------------------------------------------------------------------------------

Handysize vessels
-----------------------------------------------------------------------------------------------------------------
Available earning days for: (*)
- Owned vessels                          707        180           182        184       184         729           3%
- Time chartered vessels                 768        176           169         92        92         529        (31%)
TCE per earning days (**)              5,875      7,526         7,781      8,419    11,424       8,706          48%
TRC per earning days  (***)           (3,010)    (3,442)       (3,180)    (2,811)   (2,871)     (3,058)           2%
-----------------------------------------------------------------------------------------------------------------
(*) Earning days are the total number of days in the period, where the vessels is ready and available to perform a voyage, i.e. is not in dry-dock etc.
(**) TCE = Time Charter Equivalent Earnings = Gross freight income less bunker and port expenses.
(***) TRC = Technical Running Costs for own vessels.

Profit on sale of vessels/interests

     Our profit from sale of vessels and interests comprises the profits from the sale of vessels, companies, assets and activities as well as the recognition of deferred profits from sale/leaseback transactions. Profit from sales of vessels and interests were a loss of DKK 0.5 million in 2003 related to the sale of the MR product tanker TORM GYDA, as compared to a profit of DKK 17 million in 2002 from the recognition of deferred profits on certain sale/leaseback transactions.

Administrative expenses

     The Company's total administration expenses increased from 2002 to 2003 by DKK 25 million to DKK 126 million. Staff costs, including bonuses, increased by DKK 15 million, partly due to an increased number of positions in the Company and a general increase in salary levels, and partly due to a bonus paid to the Company's employees and Management. Salary and wage increases and additional positions comprised DKK 5 million, while bonus to employees and Management increased by DKK 10 million compared to 2002. Additionally, office costs increased by DKK 2 million, including establishing offices in Singapore and Germany, which had full effect in 2003. Furthermore, the figure for 2002 contained non-recurring income of DKK 8 million related to the reversal of unused provisions.

Other operating income

     Other operating income primarily comprises income from chartering commissions we received in connection with our management of the three tanker pools. This income is to a large extent offset by the increased costs we incur from running the pools, which are recognized as administrative expenses.

Other operating income
DKK million
Other operating income 2002                     55
Asset impairment in 2002                      (12)
22% increase in freight rates                   12
12% increase in pool earning days                6
USD/DKK exchange rate adjustment              (10)
                                              ----
                                                51

     Other operating income fell from DKK 55 million in 2002 to DKK 51 million in 2003, as this item in 2002 included DKK 12 million that was attributable to the reversal of asset impairment in 2002. In addition, the lower average USD/DKK exchange rate in 2003 as compared to 2002 caused a DKK 10 million decrease in operating income. Adjusting for the drop in the USD/DKK exchange rate, the increase in other operating income in 2003 as compared to 2002 was DKK 18 million or 35%. This increase is primarily attributable to increased commissions from our three tanker pools and the effect of a 22% increase in freight rates as compared to 2002 corresponding to DKK 12 million. An increase of 12% in the number of earning days in the pools due to an increase in the number of pool vessels accounted for DKK 6 million.

Depreciation and Write-Downs

     Depreciation mainly consists of depreciation on vessels, which takes place over 25 years. Depreciation was DKK 177 million in 2003 as compared to DKK 158 million in 2002, or an increase of DKK 19 million.

     In our Tanker division, depreciation increased by DKK 19 million in 2003 compared to 2002, which reflects the additions to the fleet that took place in 2002 and 2003. Compared to 2002 the MR segment had a net addition corresponding to four vessels operating during the entire year whereas the LR2 segment added what corresponded to 0.4 vessels that operated during the entire year. The Bulk division had additions to the Panamax segment in the second half of 2003 adding
0.3 vessels that operated over the entire year, which increased depreciation by DKK 2 million as compared to 2002.

     Depreciation is translated from USD to DKK, and the fall in the average USD/DKK exchange rate from 2002 to 2003 led to reduced depreciation of DKK 35 million.

Financial Items

     Financial items consist of interest receivables, exchange gains and dividends, interest expenses on mortgage and bank debt and realized and unrealized value adjustments.

Financial items                              2002          2003
DKK million
Unrealized gain on NORDEN shares                8           681
Gains on other securities                       7             5
Dividends                                       1             8
Interest income                                30            19
Derivatives                                    43            23
Interest expenses                             -76           -74
Other financial expenses                       -7            -5
                                               --            --
                                                6           657

     Financial items in 2003 totalled DKK 657 million as compared to DKK 6 million in 2002. The most important reason for this increase is the strong share price development in 2003 of the Company's holding of NORDEN shares. The unrealized gain on the NORDEN shares was DKK 681 million in 2003 as compared to DKK 8 million in 2002, while other gains on securities were DKK 5 million in 2003 as compared to DKK 7 million in 2002. Dividends received increased from DKK 7 million in 2002 to DKK 8 million in 2003. All of our financial items were earned in DKK.

     Our interest income was DKK 19 million in 2003 as compared to DKK 30 million in 2002 as a result of a decrease in the amount of cash and bonds held and reduced yields on our bond holdings.

     Our derivative financial instruments generated a positive value adjustment of DKK 23 million in 2003 as compared to DKK 43 million in 2002 primarily due to adjustments on our cross currency swaps to fair value.

     Our overall financial expenses were DKK 79 million in 2003 compared to DKK 83 million in 2002 primarily due to a DKK 4 million loss in our bond portfolio, which was offset by a DKK 6 million lower exchange rate adjustment on our accounts payable/receivable.

     Our Tanker division had increased interest expenses of DKK 4 million in 2003 due to an increased fleet, including interest expenses of DKK 11 million due to the falling USD/DKK exchange rates as compared to 2002. Our Bulk division's interest expenses were reduced by DKK 4 million, including a DKK 3 million decrease in vessel mortgage debt and a DKK 1 million decrease due to the lower average USD/DKK exchange rate as compared to 2002.

Tax on Profit on Ordinary Activities

     Our tax expense for 2003 was DKK 1 million as compared to a tax income of DKK 360 million in 2002. Our 2002 tax income was specifically due to the inclusion of a reversal of deferred tax liability of DKK 360 million in connection with the introduction of the tonnage tax scheme in Denmark. We entered the tonnage tax scheme with effect from 2001. Please refer to Item 10E and Notes 1 and 8 where the tonnage tax scheme is further discussed.

Profit after Tax from Discontinued Operations

     Profit after tax from discontinued operations was DKK 0 million in 2003 as compared to DKK 70 million in 2002, which was related to the Liner activities that were sold in September 2002.

COMPARISON OF YEAR ENDED DECEMBER 31, 2002 TO THE YEAR ENDED DECEMBER 31, 2001

Net revenue

     TORM's net revenue was DKK 1,539 million in 2002 as compared to DKK 2,001 million in 2001 excluding the Liner activities. The decrease in net revenue in 2002 was primarily a result of lower revenue in the product tanker segment and a decrease in the average USD/DKK exchange rate between 2001 and 2002.

     The decrease in the average USD/DKK exchange rate between 2001 and 2002 of 5.2% negatively affected the total reported revenue by DKK 100 million of which approximately DKK 50 million can be attributed to tanker revenues, approximately DKK 30 million to bulk activities and DKK 20 million to discontinuing operations.

     The decrease in the tanker division's net revenue to DKK 904 million in 2002 as compared to DKK 1,326 million in 2001 was primarily attributable to lower freight rates in 2002 as compared to 2001 and the exchange rate decrease of 5.2% in 2002. The decline in freight rates in 2002 as compared to 2001 of approximately 33% was a consequence of a significant increase in the world fleet, a worsening world economy and the fact that 2001 freight rates were very high. Despite taking delivery of four product tankers in 2002, the tanker division operated approximately the same number of vessel days as in 2001, as two vessels that were chartered in were redelivered in 2002. Towards the end of 2002, freight rates in the product tanker segment increased considerably, leading to higher earnings, particularly in December 2002.

     For the bulk division, the revenue was DKK 592 million for 2002 as compared to DKK 590 million for 2001. Despite a decrease in freight rates of approximately 18% in 2002 as compared to 2001 and the effect of a lower average USD/DKK exchange rate, bulk division revenue increased marginally. This was attributable to the increase in TORM's bulk tonnage in the second half of 2002 through time-chartering in additional vessels at low levels. The additional vessels were primarily in the Panamax segment, where TORM chartered-in 13 vessels. Net revenue in the Liner activities was DKK 401 million through to September 16, 2002 as compared to DKK 581 million in 2001.

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

     Charter hire fell by DKK 225 million to DKK 565 million in 2002, or a decrease of DKK 175 million to DKK 463 million, excluding the Liner activities. The charter hire in the bulk division decreased by DKK 153 million from 2001 to 2002. Chartered in days were reduced by 24%, or DKK 78 million, and average charter hire fell by some 15%, or DKK 63 million, as the time charter market generally was weaker in 2002. By the end of 2002, the bulk division increased the chartering in activity due to an expected increase in freight rates in 2003 and 2004. The lower USD/DKK exchange rate decreased bulk charter hire by DKK 12 million. The tanker division had on average one less vessel chartered-in in 2002 because of a lack of tonnage at competitive prices, resulting in reduced charter hire expense of DKK 15 million, while one offshore vessel was redelivered to its owners due to the management's decision to cease this operation. The reduced charter hire was DKK 7 million. The lower USD/DKK exchange rate decreased total charter hire by DKK 24 million included in the above figures.

     Technical running costs increased by DKK 23 million to DKK 217 million in 2002 from DKK 194 million in 2001. The increase was primarily attributable to the tanker division, where costs increased by DKK 31 million of which DKK 14 million was due the delivery of four MR newbuildings during the year. Extensive repair work on four of the Company's tankers and one bulk carrier led to additional costs of DKK 17 million, while the reduced involvement in the offshore segment led to a DKK 10 million reduction in 2002, and a lower USD/DKK exchange rate led to DKK 6 million less costs. General cost increases added DKK 8 million to technical running costs.

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

Depreciation and Write-Downs

     Depreciation was DKK 158 million in 2002 as compared to DKK 178 million in 2001 when excluding the Liner activities. The decrease in 2002 was primarily attributable to the change in the depreciation period from 20 to 25 years in the beginning of the second half of 2001, which lead to a DKK 11 million lower depreciation charge, offset by a DKK 12 million increase in depreciation in 2002 due to a change in fleet composition. In addition, DKK 8 million of the decrease in depreciation in 2002 was due to the sale of offshore vessels in 2001. Furthermore the lower USD/DKK exchange rate led to a DKK 13 million reduction in 2002.

Financial Items

     Financial items consist of interest receivables, exchange gains and dividends, interest expenses on mortgage and bank debt and realized and unrealized value adjustments. Financial items were DKK (92 million) in 2002 as compared to DKK (101 million) in 2001, or DKK 6 million in 2002 as compared to DKK (97 million) in 2001, excluding the Liner activities.

     Interest income from bonds and cash dropped by DKK 15 million to DKK 30 million in 2002 due to the falling interest rates in 2002 and the sale of bonds in the summer of 2002 in order to finance an investment in NORDEN.

     Interest expenses on the Company's mortgage debt and other bank debt fell from DKK 127 million to DKK 83 million. Changes in the composition of TORM's fleet in 2001, including the sale of the offshore vessels, led to a reduction in expenses of DKK 18 million in 2002, while the addition of newbuildings increased interest expenses by DKK 9 million as compared to 2001. The lower USD/DKK exchange rate reduced interest expenses by DKK 5 million, while lower interest rates reduced interest expenses by DKK 30 million in 2002 as compared to 2001.

     Exchange rate adjustments and other value adjustments were DKK 43 million in 2002 as compared to DKK (15 million) in 2001. The additional costs in 2002 were primarily attributable to a significant decrease in the USD/DKK exchange rate. The net change of DKK (58) million includes a DKK 8 million unrealized gain on our shares of NORDEN.

Tax on Profit on Ordinary Activities

     We received a tax benefit of DKK 360 million in 2002 as compared to a tax expense of DKK 166 million in 2001. This change is a result of our entry into the tonnage taxation scheme, which changed the way that TORM we are taxed. Please refer to Item 10 E and Notes 1 and 8 where the tonnage tax scheme is further discussed.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 2003 AND THE YEAR ENDED DECEMBER 31, 2002 ON SIGNIFICANT BALANCE SHEET ITEMS

Vessels and capitalized dry-docking

     The book value of our vessels and dry-docking assets increased by DKK 401 million in 2003 to DKK 2,944 million. The increase was attributable to the addition of two Panamax bulk vessels, two MR tanker newbuildings and two LR2 tanker newbuildings to our fleet and the sale of an 11-year-old MR tanker. Based on purchase prices, the net increase in the book value of our vessels and dry-docking was DKK 960 million, but the decline in the USD/DKK exchange rate produced a negative valuation adjustment of DKK 393 million, and depreciation on the vessels of DKK 166 million.

Vessels under construction

     Vessels under construction decreased by DKK 101 million to DKK 229 million in 2003. This decrease resulted from the net effect of the above mentioned vessel deliveries, the falling USD/DKK exchange rate and additional prepayments on existing newbuildings as well as newbuildings added in 2003.

     During the second and third quarters of 2003, we increased our newbuilding program through orders for the construction of four LR2 product tankers for delivery in 2006 and 2007 from a Chinese yard. The first payment of the purchase price was made in connection with the closing of the contracts. At year-end 2003 we had a total of 6 vessels under construction.

Other investments

     Other investments, which increased from DKK 290 million to DKK 976 million in 2003, mainly consisted of our investment in approximately 33% of the shares of NORDEN.

     In June 2002, we purchased 30.8% of NORDEN's share capital excluding own shares, which was followed by a public tender offer to NORDEN's shareholders at DKK 360 per share. Upon the expiration of our tender offer on July 29, 2002, the offer was neither extended nor increased. As of April 30, 2004, we were NORDEN's single largest shareholder, with 32.96% of NORDEN's outstanding shares, excluding own shares. It is our goal to achieve a successful combination of the two companies, which would provide a platform for further growth, and give us a genuine competitive advantage in the international shipping market place.

     Our shares of NORDEN are currently treated in our accounts as other investments and are not accounted on an equity basis, as we are not represented on NORDEN's board of directors, do not have any influence on significant decisions of NORDEN and have access only to financial information available to all other investors. Our investment in NORDEN is valued on the basis of the closing price on the Copenhagen Stock Exchange, which was DKK 1,305.15 per share as of December 30, 2003. Our total gross investment in the NORDEN shares reflects an unrealized accumulated gain of DKK 689 million from the original investment, which is included in our consolidated financial statements herein as a financial item.

Mortgage debt and bank loans

     Mortgage debt, bank loans, repayments on mortgage debt and capitalized lease obligations increased by DKK 143 million to DKK 2,177 million in 2003. Our mortgage and leasing debt declined during the year by DKK 35 million to DKK 1,701 million. Short-term mortgage and leasing debt, increased by DKK 178 million, to DKK 476 million, mainly as a result of including the obligations regarding financially leased vessels being included in this item rather than primarily in long-term debt. The same applies to another of our vessels, which was previously financed with traditional mortgage debt. Ordinary debt repayments were DKK 262 million in 2003 as compared to DKK 220 million in 2002. In 2003, borrowings for the new vessels delivered to us during this year and our newbuilding program were DKK 778 million. Additionally, exchange rate adjustments reduced mortgage debt by DKK 373 million in total.

     For a further discussion of our mortgage debt, bank loans and newbuildings and purchase of secondhand vessels please refer to Item 10.

B.   Liquidity and capital resources

KEY CASH FLOW ITEMS
DKK million                                                 2002         2003

Net cash inflow from operating activities                     261          494
Net cash outflow from investing activities                 (1.119)      (1.007)
Cash inflow from financing activities                         552          471
                                                            ------        ------
Decrease in cash and cash equivalents                        (305)         (43)
Cash and cash equivalents,
   including bonds, at 1 January                              827          522
                                                            ------        ------
Cash and cash equivalents,
   including bonds, at 31 December                            522          479
Of which used as collateral                                  (186)         (52)
                                                            ------        ------
Unencumbered cash and cash equivalents,
   including bonds, at 31 December                            336          427

     As of December 31, 2003, our cash and equivalents including bonds was DKK 479 million as compared to DKK 522 million at year-end 2002. DKK 52 million, as compared to DKK 186 million in 2002, of this amount was attributable to collateral bond deposits for a USD-loan and DKK 427 million, as compared to DKK 336 million in 2002, in available cash. The net decrease in cash and cash equivalents of DKK 43 million from December 31, 2002 to December 31, 2003 was mainly due to cash-prepayments for vessels under construction in the amount of DKK 150 million, net cash investments for the sale and purchase of secondhand vessels in the amount of DKK 24 million and dividend payments in the amount of DKK 36 million. In addition to an ordinary overdraft facility to cover day-to-day fluctuations in liquidity, we have an unused five-year credit facility of DKK 500 million as well as unused rights to draw down loans in connection with previously purchased vessels and prepaid installments on newbuildings of DKK 127 million. In 2003, we generated cash flow from operations of DKK 494 million as compared to DKK 261 million in 2002.

     The increase in cash flow from operations was attributable to our improved profits of approximately DKK 232 million taking into account discontinued operations and other non-cash adjustments including a DKK 20 million increase in depreciation expenses. Furthermore, the cash flow was offset by a decrease in working capital items from an increase in cash balance of DKK 39 million in 2002, as compared to a decrease in cash of DKK 38 million in 2003 primarily due to sale of our Liner activity in 2002 and changes in the fair value of derivatives in 2003.

     Net cash used for investing activities was DKK 1,007 million in 2003 as compared to DKK 1,119 million in 2002 consisting of an increase of DKK 167 million in installment payments to the shipyards in connection with our newbuilding program and an investment made in 2002 of DKK 248 million (the investment in the NORDEN shares). The sale of the MR-tanker TORM Gyda resulted in a net increase of DKK 94 million in cash used for investing activities.

     Cash received from financing activities was DKK 471 million in 2003 as compared to DKK 552 million in 2002. In 2003, we received DKK 778 million in proceeds on new loans related to our newbuilding program and secondhand vessels, while DKK 262 million was spent on ordinary repayments on our mortgage debt and DKK 48 million in the repayment of debt in connection with the sale of TORM Gyda. In addition, DKK 35 million was used for dividend payments. As compared to 2002, borrowings fell by DKK 65 million.

     As of December 31, 2003, we had DKK 2,177 million of loans and mortgage debt outstanding. These borrowings typically require that the loan, which approximates 80% of the original purchase price, be repaid over 20 equal semi-annual installments, while the remaining 30% of the original loan amount is repaid at the end of that period. DKK 476 million is due on these borrowings in 2004. Included in these loans is the refinancing amount of three of our tanker vessels, including two bareboat chartered vessels, which all were refinanced in January 2004 and a credit facility of USD 9 million, which is renewed every year. This credit facility requires us to maintain a certain minimum collateral level, which as of April 30, 2004 was DKK 34 million.

     We have a revolving credit agreement for up to DKK 42 million as of December 31, 2003. This agreement bears interest at LIBOR + .625% and is renewable annually.

     Servicing of our obligations under the loan agreements, payment of charter hire for chartered-in vessels and all other commitments that we have entered into are paid out of the cash generated by our operating activities. In 2003, we generated net cash from our operating activities of DKK 494 million as compared to DKK 261 million in 2002.

     As of April 30, 2004, our newbuilding program included six vessels - five LR2 Aframax product tankers and one LR1 Panamax product tanker. On our newbuildings, the initial 20% of the purchase price is generally funded from available cash while the remaining 80% is financed by mortgage debt. We have signed an agreement to finance approximately 80% of the contract price of the LR1-product tanker newbuilding to be delivered in July 2004 but have not initiated any negotiations regarding the financing of the five LR2 vessels. Between March 2005 and December 2006, remaining self-funded installments due on all five vessels total DKK 116 million and we have a total contractual commitment of DKK 1,079 million concerning our newbuilding program due between 2004 and 2007. As of April 30, 2004, we have unused rights to draw up to DKK 40 million from our existing loan agreements. For a further disclosure of our contractual obligations please refer to the table included in this Item 5F and in Item 10.

     We have significant cash requirements associated with our long term debt, time charters and financial leases. These payments are influenced by changes in interest rates. In order to manage interest rate risk, we enter into financial instruments to swap the variable interest rate on a portion of our borrowings for fixed rate debt. We believe that based on our available cash and planned investments, projected operating cash flows and financing capacity, we have sufficient cash flow to meet our operating requirements, cash flow obligations and other strategic initiatives. We also believe that our current fleet structure, based on time charters, financial leases and owned vessels, provides us with the flexibility to react to change in market conditions.

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

     Please refer to Item 11 for information regarding our hedging strategy.

EFFECTS OF INFLATION

     Inflation generally affects us by increasing the interest expense of floating rate indebtedness and by increasing the cost of labor, dry-docking costs and other operating expenses. We do not believe inflation has had or will have a material impact on our operations. Inflationary pressures on bunker costs are not expected to have a material effect on our future operations because freight rates for voyage charters are generally sensitive to the price of a ship's fuel. A sharp rise in bunker prices tend to have only a temporary negative effect on results since freights generally adjust after prices settle at a higher level.

C.   Research and development, patents and licenses, etc.

     Not applicable.

D.   Trend information.

EXPECTATIONS FOR THE REMAINDER OF THE YEAR

     Charter rates for our product tankers in the first quarter of 2004 were higher than those in the same period of 2003. The improved freight rate picture was due to the combination of satisfactory economic growth, historically low inventories for refined oil products, together with the removal from the market of a significant number of older, single hulled tankers due for demolition.

     In our Bulk Division, charter rates for the first quarter 2004 were higher than those in the same period of 2003. Due to a slow start to the grain export from South America combined with the Chinese Government's actions to dampen the rapid growth in the economy by lowering the country's spending on key industries such as construction, steel and aluminum, charter rates were falling towards the end of first quarter and into second quarter 2004. However, charter rates are still at an attractive level and we expect these rates to be at substantially higher levels in 2004 than in 2003.

     76% of the available earning days of the Company's Panamax bulk vessels in 2004 were covered at an average rate of USD 24,750 per day, as at 30 April 2004. The Panamax bulk vessels account for the majority of the earning days in our Bulk Division.

E.   Off-balance sheet arrangements.

     We do not have any off-balance sheet arrangements.

F.   Tabular disclosure of contractual obligations.

     We have various contractual obligations and commercial commitments to make future payments including debt agreements, lease obligations and purchase commitments. The following table summarizes our future obligations under these contracts due by period as of December 31, 2003 (in DKK million):

                                         2004        2005        2006        2007        2008   Thereafter      Total
Long-Term Debt (1)                        295.3       256.7       201.0       281.6       107.6       853.8     1,996.0
Capital Lease Obligations (2)             180.8          --          --          --          --          --       180.8
Chartered-in Vessels (Operating
leases)                                   323.1       227.6       205.2       188.5       151.7       208.2     1,304.2
Newbuilding installments
(Purchase Obligations) (3)                253.4       137.0       411.7       277.0          --          --     1,079.1
Other contractual obligations               6.9         6.6         5.4         4.4         4.4         6.6        34.30
                                            ---         ---         ---         ---         ---         ---       -----
Total                                   1,059.5       627.9       823.3       751.5       263.7     1,068.6     4,594.4
                                        =======       =====       =====       =====       =====     =======     =======


(1) Debt payments could be accelerated upon violation of debt covenants. We believe the likelihood of a debt covenant violation is remote.

(2) The capital leases are based on variable interest rates. As of December 31, 2003, 28% were hedged by interest rate swaps. A 1% increase on the unhedged interest rate portion will increase Capital Lease Obligations by USD 0.1 million.

(3)  Debt   financing   will  provide  an  estimated  80%  of  the   newbuilding
     installments.

CRITICAL ACCOUNTING POLICIES

     The preparation of consolidated financial statements in conformity with accounting principles generally accepted in Denmark and in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are affected by the way we apply our accounting policies. An accounting estimate is considered critical if: the estimate requires management to make assumptions about matters that were highly uncertain at the time the estimate was made; different estimates reasonably could have been used; or if changes in the estimate that would have a material impact on the Company's financial condition or results of operations are reasonably likely to occur from period to period. Management believes that the accounting estimates employed are appropriate and resulting balances are reasonable; however, actual results could differ from the original estimates, requiring adjustments to these balances in future periods.

     We believe these are our critical accounting policies:

     Carrying amounts and useful life of Vessels

     We evaluate the carrying amounts and period over which the vessels are depreciated to determine if events have occurred that would require a modification of their carrying amounts or useful lives. The valuation of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. In assessing the recoverability of the vessels, we review certain indicators of potential impairment, such as reported sale and purchase prices, market demand and general market conditions. Market valuations from independent internationally recognized ship broking companies are obtained on a semi-annual basis as part of our review for potential impairment indicatory. Under U.S. GAAP, if an indication of impairment is identified, the undiscounted future cash flows are compared to carrying amount of the assets. If these are less than the carrying, amount an impairment loss is recorded based on the difference between the fair value
(generally based on discounted cashflows) and the carrying amount of the vessels. If, under Danish GAAP, an indication of impairment is identified the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the net selling price and the discounted future cash flows.

     The review for potential impairment indicators and projection of future undiscounted and discounted cash flows related to the vessels is complex and require us to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile.

     The carrying amounts of our vessels may not represent their fair market value at any point in time since market prices of secondhand vessels to a degree tend to fluctuate with changes in charter rates and the cost of newbuildings. However, if the estimated future cash flow or related assumptions in the future experience changes, an impairment of vessels may be required.

     Under Danish GAAP, in 2002 we reversed a previously recorded impairment amount resulting in an income of DKK 12 million. There were no impairments of vessels recorded from 2001 to 2003.

     Tax

     We entered the then newly enacted Danish tonnage taxation scheme with effect from January 1, 2001 and have filed tax returns for 2001 and 2002. The assessment of the tax returns by the tax authorities has not yet been completed. The tax regulations are highly complex and while we aim to ensure the estimates of tax assets and liabilities that we record are accurate, there may be instances where the process of agreeing our tax liabilities with the tax authorities could require adjustments to be made to estimates previously recorded. It is our assessment that there is material uncertainty as to our estimate of taxes payable as of December 31, 2003 due to the lack of precedents that have interpreted the tonnage tax regulation. This uncertainty primarily relates to the division of the income and expense items of our activities between income and expenses from shipping related activities, which are taxed under the tonnage tax scheme and income and expenses from other activities, which are not taxed under the tonnage tax scheme. Please refer to Item 10 E for a description of the Danish tonnage tax scheme.

     Since entering the Danish tonnage taxation scheme the Company has not accrued for deferred tax in the balance sheet in the financial statements prepared in conformity with Danish GAAP as the deferred tax status only will become payable if the Company's participation in the Danish tonnage taxation scheme is abandoned or if the Company's level of investment and activity is significantly reduced.

     Under U.S. GAAP, the provision for deferred tax is still carried in the balance sheet, as the recognition of a provision for deferred tax does not depend on the likelihood of the provision resulting in taxable amounts. Therefore, under U.S. GAAP the uncertainty applies to both the estimate of tax payable and the provision for deferred tax.

     We estimate that the tax returns filed for 2001 and 2002 and our activities in 2003 will not trigger taxes payable under the tonnage tax scheme as of December 31, 2003, and that the deferred tax liability recorded under U.S. GAAP is adequate.

     Our investment in NORDEN is a strategic investment under the tonnage tax scheme. No tax liability is connected with a sale of the NORDEN shares after three years of ownership. The gain on any shares sold before July 2005, will be taxed at 30%. To determine our deferred tax liability we are therefore required to estimate when this timing difference will crystallize. We currently have no intention to sell the shareholding in NORDEN and have therefore not recognized a deferred tax liability related to the unrealized gain on the investment of DKK 681 million recognized as of December 31, 2003. If this intention changes, it could result in a significant tax liability.

CHANGE IN ACCOUNTING POLICIES

     In 2003 we revised our accounting policies to apply USD as a measurement currency instead of DKK for our operating entities, while DKK remains the measurement currency for our administrative entity. In accordance with Danish GAAP, the revisions have been reflected through a restatement of the historical financial results. Please refer to Note 1 in the consolidated Financial Statements.

     Our transactions are primarily in USD because revenues from shipping activities and shipping related costs, such as port expenses, bunkers, charter hire, etc. are generally settled in USD. Furthermore, our material investments in tangible fixed assets, the vessels, have almost exclusively been purchased in USD and the market values of the vessels depend on the USD exchange rate. Mortgage debts related to the vessels are also entered in USD.

     Our activities are measured in USD because we believe that it better reflects the economic realities behind the events and conditions relevant to the Company and provides a more accurate view of our activities and financial position.

     Translation from USD to DKK in the operating entities is based on the principles outlined in IAS interpretation SIC 30 ("Reporting Currency - Translation from Measurement Currency to Presentation Currency"), which essentially provides that:

     o all transactions in the income statement are translated based on the average USD/DKK exchange rate for the period,

     o assets and liabilities are translated based on the USD/DKK exchange rate as of the balance sheet date,

     o all foreign exchange rate gains and losses arising upon translation from measurement currency to presentation currency are recognized directly in shareholders' equity.

     Previously, currency translation regarding the Parent Company, including integrated entities, was done in accordance with the principles for integrated entities as prescribed in the Danish Accounting Standard no. 9, which essentially provided that:

     o depreciation regarding vessels and capitalized dry-docking recognized in the income statement was primarily translated into DKK based on historical USD exchange rates,

     o    non-monetary   items  in  the  balance  sheet,  such  as  vessels  and
          capitalized dry-docking, were primarily translated into DKK based on historical USD exchange rates,

     o mortgage debts relating to vessels were translated into DKK based on the USD exchange rate as of the balance sheet date, and that foreign exchange rate gains and losses arising upon translation of the mortgage debts as of the balance sheet date were recognized directly in shareholders' equity, as they were regarded as hedges of the currency risk relating to the vessels, and

     o monetary items in the balance sheet were translated into DKK based on the USD exchange rate as of the balance sheet date, and that foreign exchange rate gains and losses were recognized in the income statement.

     After applying USD as measurement currency certain foreign currency derivative financial instruments no longer qualify for hedge accounting under Danish GAAP. Consequently, changes in fair value of these derivative financial instruments are now recognized in the income statement while previously recognized directly in shareholders' equity.

ACCOUNTING PRINCIPLES NOT YET ADOPTED

     Danish GAAP

     The Danish Financial Statements Act was amended in February 2004. Under Danish GAAP, financial statements may now be prepared in accordance with IAS/IFRS, which is required pursuant to EU regulation no. 1606/2002/EF for all publicly listed companies in the EU for fiscal years beginning on or after January 1, 2005.

     Consequently, we must render financial statements in accordance with IAS/IFRS by the fiscal year of 2005.

     We are engaged in global activities with global participants and a large number of our existing and potential shareholders take an international perspective when formulating their investment strategy. We agree with the need for internationally standardized rules when providing financial information, which enables investors and others to compare and benchmark different participants in the market. We consider it a positive development that the EU has chosen IAS/IFRS as the standard for financial reporting and that a number of countries outside the EU have also adopted IAS/IFRS.

     Our American Depositary Receipts, or ADRs, have for the past two years been listed on NASDAQ, and during this period we have been required to comply with the financial reporting rules and requirements governing foreign private issuers having shares registered with the SEC. Accordingly, we have developed skills and competences to handle the additional requirements of reconciling our financial information to accounting principles generally accepted in the United States and the reporting requirements of the SEC. We believe these skills will also be useful in our efforts to comply with IAS/IFRS.

     IASB has officially announced a time frame for updating existing accounting standards to IAS/IFRS as well as the implementation of amended and new standards. We expect a number of changes to the IAS/IFRS reporting requirements in 2004. We therefore currently expect to change to IAS/IFRS as a basis for financial reporting effective from the first quarter of the fiscal year 2005.

     In 2002 we also made a number of changes to our accounting policies as a result of the new Danish Financial Statements Act that helped us become more familiar with U.S. GAAP. The application of the USD as measurement currency is not in conformity with the Danish Financial Statements Act section 39, no. 1. The deviation is adopted with reference to the Danish Financial Statements Act section 11, no 3 to provide a more accurate view of our activities. The application of USD as measurement currency in the operating entities is, however, in accordance with IAS/IFRS.

     Given the previous revisions to our accounting policies, we anticipate that our transition to IAS/IFRS will require only a few additional changes. The following are specific areas in our accounting policies that we expect may change:

     o Unrealized gains or losses with respect of financial assets available for sale are recognized in the income statement under financial items. According to IAS 39, updated in December 2003, these gains and losses should in most cases be recognized in shareholders' equity.

     o In connection with our share option scheme, the difference between the exercise price and the market price of the shares at the date the options are granted is recognized as a compensation expense in administrative expenses in the income statement. Receipts and payments relating to the exercise of the share options are recognized directly in shareholders' equity. IFRS 2 Share-based Payment requires that, for shared-based payments with cash alternatives, any increase in the value of the share options or a part thereof up until the first exercise date shall be recognized in the income statement as a salary expense.

     o We are examining potential differences in the accounting treatment of deferred tax in relation to the tonnage tax scheme.

     o IAS/IFRS disclosure requirements exceed those governing publicly listed Danish companies in a number of areas. We will evaluate the need for adjustments to the current notes and the possible addition of further notes and additional disclosures.

     Our transition to IAS/IFRS is not expected to require significant changes to our accounting systems and recording processes.

     U.S. GAAP

     FIN 46(R) "Consolidation of Variable Interest Entities"

     In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, and revised it in December 2003 ("FIN 46(R)"). FIN 46(R) clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support. An enterprise shall consolidate a variable interest entity if that enterprise is the primary beneficiary. An enterprise is considered the primary beneficiary if it has a variable interest that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both.

     The provisions of FIN 46(R) are required to be applied immediately to all variable interest entities created after December 31, 2003. For variable interest entities that were created prior to December 31, 2003, FIN 46(R) is required to be applied beginning with the first annual period beginning after December 15, 2004.The Company is assessing the potential impact of the adoption of FIN46(R), but does not believe it will have a material impact on consolidated net income or shareholders' equity.

     EITF 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments"

     On March 2004, the EITF reached a consensus on Issue 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (EITF 03-01). EITF 03-01 is applicable to (a) debt and equity securities within the scope of Statement 115, (b) debt and equity securities within the scope of Statement 124 and that are held by an investor that reports a performance indicator, and (c) equity securities not within the scope of Statement 115 and not accounted for under Opinion 18's equity method (e.g., cost method investments). EITF 03-01 provides a step model to determine whether an investment is impaired and if an impairment is other-than-temporary. In addition, it requires that investors provide certain disclosures for cost method investments and, if applicable, other information related specifically to cost method investments, such as the aggregate carrying amount of cost method investments, the aggregate amount of cost method investments that the investor did not evaluate for impairment because an impairment indicator was not present, and the situations under which the fair value of a cost method investment is not estimated. The disclosures related to cost method investments should not be aggregated with other types of investments. The EITF 03-01 impairment model shall be applied prospectively to all current and future investments within the scope of the Issue, effective in reporting periods beginning after June 15, 2004.The guidance for evaluating whether an investment is other-than-temporarily impaired should be applied in other-than-temporary impairment evaluations made in reporting periods beginning after June 15, 2004. The disclosures are effective in annual financial statements for fiscal years ending after December 15, 2003, for investments accounted for under Statements 115 and 124. For all other investments within the scope of this Issue, the disclosures are effective in annual financial statements for fiscal years ending after June 15, 2004. The additional disclosures for cost method investments are effective for fiscal years ending after June 15, 2004.

ACCOUNTING POLICIES ADOPTED DURING 2003

     U.S. GAAP

     SFAS  No.  150,   "Accounting  for  Certain   Financial   Instruments  with
Characteristics of both Liabilities and Equity"

     In May 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement established standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. In accordance with the standard, financial instruments that embody obligations for the issuer are required to be classified as liabilities. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003; it became effective for the Company during the second quarter of 2003. The adoption of SFAS No. 150 did not have an impact on the Company's consolidated balance sheet or results of operations.

     SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities"

     In June, 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement requires that the fair value of a liability associated with an exit or disposal activity be recognized when the liability is incurred. Prior to the adoption of SFAS No. 146, certain exit costs were recognized when a commitment was made to a restructuring plan, which may have been before the liability was incurred. The adoption of SFAS No. 146 during 2003 did not impact the Company's financial position or results of operations.

     FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"

     In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 clarifies the requirements for a guarantor's accounting for and disclosure of certain guarantees issued and outstanding. The initial recognition and initial measurement provisions of FIN 45 are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have an impact on the Company's consolidated financial position or results of operations.

ITEM 6. Directors, senior management and employees

A.   Directors and senior management

     Set forth below are the names, ages and positions of our directors and executive officers.

    Name                              Age       Position
    ----                              ---       --------

    Board of Directors:

    Niels Erik Nielsen                56        Chairman of the Board
    Christian Frigast                 52        Deputy Chairman of the Board
    Lennart Arnold Johan Arrias       55        Director
    Ditlev Engel                      40        Director
    Rex Harrington                    70        Director
    Peder Mouridsen                   54        Director
    Gabriel Panayotides               49        Director

    Management:
    Klaus Kjaerulff                   52        Chief Executive Officer
    Klaus Nyborg                      40        Chief Financial Officer

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

     Christian Frigast has been a director of the Company since September 26, 2000 and Deputy Chairman since April 25, 2002. He is the managing director of Axcel A/S, a Danish investment company, and holds an M.Sc(Econ) from the University of Copenhagen. He also serves as the Chairman of the Board for numerous companies including Britannia Invest A/S, and several companies related to Axcel A/S.

     Lennart Arnold Johan Arrias has been a director of the Company since 2003. Mr. Arrias is employed by TORM as a Captain and has been with the Company since 1992. He is elected by the employees of TORM to the Board.

     Ditlev Engel has been a director of the Company since April 25, 2002. Mr. Engel is Managing Director of Hempel A/S and has a B(Comm) degree from the Copenhagen Business School. He is a Board member of Hempel Contractors A/S.

     Rex Harrington, a director of the Company since April 2003, is the former Director of Shipping at The Royal Bank of Scotland (RBS) where he had responsibility for its extensive shipping portfolio. He has wide experience in the shipping industry and in marine finance, starting his career at the Bank of England after graduating from Oxford University with a Masters degree. He is now an independent shipping advisor. Mr. Harrington is the Chairman of the Advisory Board of the Liberian International Ship and Corporate Registry and a non-executive director of General Maritime Corporation (NYSE listed), and the International Chamber of Commerce Commercial Crime Services, which incorporates the International Maritime Bureau. In addition he is a Deputy Chairman of the International Maritime Industries Forum and a member of the following organizations: InterCargo London Advisory Panel, Lloyds Register of Shipping General Committee, London Shipping Law Centre Steering Committee and The Baltic Exchange. He was a Director of Clarksons (international shipbrokers) from 1995 to 1998 and Lloyds Register of Shipping from 1994 to 1999.

     Peder Mouridsen has been a director of the Company since 2003. Mr. Mouridsen is employed by TORM as a Chief Engineer and has been with the Company since 1970. He is elected by the employees of TORM to the Board.

     Gabriel Panayotides has been a director of the Company since September 26, 2000. He is Chairman (since 1998), President and Chief Executive Officer of Excel Maritime Carriers Ltd., listed on the American Stock Exchange since October 1997. Mr. Panayotides has been engaged in the ownership and operation of ships since 1978 and sits on the Greek Committee of the classification societies, Bureau Veritas and Lloyds Register of Shipping. He has a Bachelors degree from the Pireaus University of Economics.

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

     Klaus Nyborg has been our Chief Financial Officer since February 2002. Prior to working for us, Mr. Nyborg was employed in various capacities at the A.P. M0ller Group, most recently as Chief Financial Officer (CFO) of the Maersk Logistics division. From 1998 to 2001, he served as Vice President and Regional CFO at Maersk for the Asia-Mid-East Region. From 1997 to 1998, he was the Regional CFO for the Europe-Africa Region. From 1992 to 1997, Mr. Nyborg served as General Manager and Corporate Secretary in the A.P. M0ller Group. Mr. Nyborg holds a masters degree in Law and Business Economics from the Copenhagen Business School.

B.   Compensation.

     In 2003, we paid a total of DKK 1.4 million in cash to the Board of Directors and DKK 10.8 million in cash to our executives. These totals include DKK 0.2 million to resigned members of the Board of Directors. We have not set aside any amounts to provide pension, retirement or similar benefits to our directors and executive officers. For a description of our stock option plan please refer to "Option Plan" below. As of December 31, 2003, members of our Board of Directors had exercised 8,140 options.

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

     We do not have separate audit or compensation committees, and the full Board of Directors currently fulfills the function of an audit committee.

D.   Employees.

     The numbers of employees we employed, on average, for the previous three financial years, are as follows:

                               2001          2002          2003
                               ----          ----          ----
Land-based employees
          Denmark               102            90            92
          Other                   1             1             3
          Total                 103            91            95
Seafarers (officers)            132           160           185
                                ---           ---           ---
Total employees                 235           251           280

     In 2001, approximately 26 of our employees were employed in administrative positions. That number increased to 30 in 2002 and 2003. The majority of the staff on vessels owned by our subsidiaries and associated companies are not employed by us.

E.   Share ownership

     The following table sets forth information as of April 30, 2004, regarding the total amount of capital stock owned by our officers and directors on an individual basis:

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

*    The person beneficially owns less than one percent of our common shares.

Option plan

     In 2001, we created a share option based incentive program for Management, key employees and the Board members. The program currently includes 23 participants who from 2001-2003 have been granted options to purchase shares in the Company, where the option holder can buy the shares at a specified exercise price or where the differential between the share price as of the day of exercising the options and the option price may be settled in cash.

     In this respect we acquired 4.39% of our share capital for DKK 47 million to cover the risk of share price movements in connection with the share option incentive program. The value of these shares was DKK 144 million as of December 31, 2003, whereas the value of the exercised options was DKK 10.1 million, which was settled in cash. As of December 31, 2003, 60% of the options were exercised.

     The exercise price for 2001 was set at DKK 54 per share, DKK 58.50 for 2002 and DKK 62.60 for 2003. The options may be exercised one year at the earliest and three years at the latest from the date the exercise price was set. The granting of these options was approved at our annual general meeting in 2001. In the event that the remainder of the options is exercised through a purchase of shares, the options would equate to 1.7% of our share capital.

     Please refer to Note 3 to the consolidated Financial Statements. As of April 30, 2004, a total of 28,890 share options had not yet been exercised.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.   Major shareholders.

     Our capital stock is comprised of common shares, par value DKK 10 per share. As of December 31, 2003, there were 18.2 million outstanding common shares. The following table sets forth information regarding the owners of five
(5) percent or more of our common shares as of April 1, 2004. None of the shareholders have any special voting rights.

Name                                   Number of Shares     Percentage of Class
----                                   ----------------     -------------------
Beltest Shipping Company Ltd.                 5,608,300                31%
Pacific International Investments Inc.        2,906,000                16%
Menfield Navigation Company Limited           1,820,311                10%
A/S Dampskibsselskabet TORM's                 1,139,220                6%
Underst0ttelsesfond, Denmark
Tung Chiaur (Hong Kong) Limited                 982,800                5%

     Each of the shareholders above holds 5% or more of the total number of our outstanding shares, which requires that shareholder to file information with the Copenhagen Stock Exchange.

     In 2002 and 2003, Beltest Shipping Company Ltd. purchased 5,608,300, or 30.81%, of our outstanding common shares. Beltest and its parent company, Ryder Holdings Inc., have filed a Schedule 13D with the Securities and Exchange Commission, or the SEC. Pacific International Investments and its parent company Teekay Shipping Corporation have filed a Schedule 13D with the SEC in relation to the purchase of the above mentioned shares in 2003. Menfield Navigation Company Limited acquired 1,820,311 shares, or 10.00% of our outstanding shares during 2003 and 2004, while Tung Chiaur acquired the 982,800 shares in 2003. A/S Dampskibsselskabet TORM's Underst0ttelsesfond's shareholding in TORM is unchanged over the last three years.

     Beltest Shipping Company Ltd., Pacific International Investments Inc., Menfield Navigation Company Limited and Tung Chiaur have all given notices of their shareholdings to the Copenhagen Stock Exchange.

B.   Related party transactions.

     The members of the Company's Board of Directors and Senior Management, near relatives to these persons, and companies where these persons have control or exercise significant influence are considered as related parties with significant influence.

     Mr. Niels Erik Nielsen, Chairman of the Board of Directors, is a partner in the law firm Bech-Bruun Dragsted. Bech-Bruun Dragsted has rendered legal assistance during 2003. During the fiscal year ended December 31, 2003, the firm's fees paid by the Company were DKK 0.4 million as compared to DKK 1.6 million in 2002.

     Mr. Ditlev Engel, a member of the Board of Directors, is also Managing Director of Hempel A/S, a private company that produces and sells marine paints and coatings worldwide. During the fiscal year ended December 31, 2003, the Company purchased marine paints and coatings at market rates from Hempel A/S in the amount of DKK 2.4 million as compared to DKK 0.7 million in 2002.

     Mr. Gabriel Panayotides, a member of the Board of Directors, has served as the head of operations of Maryville Maritime Inc. since 1983. Maryville Maritime Inc. chartered one vessel to the TORM Panamax bulk carrier pool in the period from January 1 to February 22, 2002, after which the vessel was redelivered. In 2001, we entered into a pooling and commercial management agreement with Maryville Maritime Inc. in connection with our Panamax bulk carrier vessels.

     There were no other transactions during the fiscal year ended December 31, 2003 with members of the Board of Directors, the Senior Management or other related parties. Management remuneration is disclosed in Note 3 to the Consolidated Financial Statements.

     It is considered that no single person has control over the Company.

C.   Interests of experts and counsel.

     Not applicable.

ITEM 8. Financial Information.

A.   Consolidated Statements and Other Financial Information.

     See Item 17.

DIVIDEND DISTRIBUTION POLICY

     Under Danish law, we are permitted to distribute dividends from our surplus capital. Any decision to distribute dividends will be at the discretion of the Board of Directors and must be approved by the shareholders at our annual general meeting. Our shareholders approved a dividend of DKK 12 for every DKK 10 share at the annual general meeting in 2004.

     There are no restrictions in our existing financing arrangements on our ability to pay dividends to our shareholders. Two of our financing arrangements may have an effect on our dividend policy, even though they do not directly impose restrictions on our ability to declare dividends. In the event of certain substantial changes and subject to fulfillment of other conditions relating to our financial position, the provisions of some of our loan agreements trigger the automatic inclusion of additional financial covenants in the form of minimum value clauses and increases in the interest margin. For example, our loan agreements with Danish Ship Finance include in their definition of "substantial changes" a dividend distribution exceeding 40% for two vessels and 25% for four vessels of our consolidated annual results after extraordinary items and taxes and a distribution of a dividend at a dividend percentage in excess of 12% in a financial year where we have a loss in our profit and loss account.

B.   Significant Changes.

     Not Applicable.

ITEM 9.  The Offer and Listing.

A.   Listing Details.

     Our common shares currently trade on the Copenhagen Stock Exchange. The tables below sets forth, for the periods indicated, the high and low closing sale price in Danish Kroner and the average daily trading volume for our shares on the Copenhagen Stock Exchange. Although we have provided the average daily trading volume of our shares for the periods indicated, the trading volume of our shares on the Copenhagen Stock Exchange is extremely volatile and daily trading ranges from none to several thousand shares.

     The average daily trading volume may not be indicative of actual trading volumes and liquidity. Please also refer to "Risk Factors - There may be no active public market for you to resell our ADSs." For the previous five full years:

                      1999           2000          2001          2002          2003

Low                 18.00           22.47        44.00          46.13          57.32
High                28.87           60.28        62.50          60.41         182.88
Average
Daily Volume        3,781          10,186        9,454         11,175         25,208

For the previous two full years and subsequent periods, by quarter:

2002            1st quarter    2nd quarter   3rd quarter    4th quarter
Low                 46.13           47.70        46.84          49.10
High                60.41           59.40        59.28          57.61
Average
Daily Volume       17,380          16,261        7,685          3,528

2003            1st quarter    2nd quarter   3rd quarter    4th quarter
Low                 57.32           65.93        85.20         128.66
High                66.95           90.78       141.16         182.88
Average
Daily  Volume      21,402          42,843       20,230         17,756

For the previous five months:

                   December     January       February      March       April     May
                    2003          2004          2004        2004        2004      2004
Low                146.74          193.78       280.61     342.83      273.07    143.45
High               182.88          294.46       397.97     383.85      351.48    152.37
Average
Daily  Volume      20,414          60,284       73,575     28,738      17,705     8,021

B.   Markets.

     Our common shares are currently trading on the Copenhagen Stock Exchange. Our ADSs, each representing one common share, are quoted on the NASDAQ under the abbreviation "TRMD".

     In 2003, the average daily trading volume of our ADSs on the NASDAQ was 2,541 ADSs, and from January 1, 2004 through April 30, 2004, the average daily trading volume was 5,191ADSs.

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

LOAN AGREEMENTS

     All  of  our  loan   agreements  are  entered  into  by  our  wholly  owned
subsidiaries or directly by the Company and we pay a fixed margin between 0.5% and 1% on all our loans as described below.

     On May 9, 2003, we purchased the vessel TORM Marina from our subsidiary Bothnia Shipping Corporation and assumed Bothnia Shipping Corporation's obligations under a certain USD 20 million debt instrument with Danske Bank A/S as lenders. The outstanding loan was, upon our taking over the debt, USD 2.7 million. The interest rate of this loan is variable, based on LIBOR. As security for our obligations under the debt instrument, we granted Danske Bank A/S a first priority mortgage, registered over and against TORM Marina. The loan is repayable in installments and is due to be repaid in 2005.

     On April 9, 2003, we purchased the vessel TORM Tekla from our subsidiary Tekla Shipping Co. Ltd. and assumed Tekla Shipping Co. Ltd's obligations under a certain USD 9.8 million debt instrument with Danske Bank A/S as lenders. The outstanding loan was, upon us taking over the debt, USD 9.8 million. The interest rate is variable, based on LIBOR. As security for our obligations under the debt instrument, we granted Danske Bank A/S a first priority mortgage, registered over and against TORM Tekla. The loan is payable in installments and is due to be repaid in 2008.

     Alice Product Tanker Corporation entered into a USD 26.4 million debt instrument with Danske Bank A/S on November 8, 1994 to assist in the financing of the vessel TORM Gotland. The interest rate is variable based on LIBOR. This loan is jointly and severally guaranteed by us and our subsidiary, Alice Product Tankers Corporation, in respect of the original guarantee by Danske Bank International S.A. in favor of the lender. The loan is due to be repaid in 2005.

     Olga Shipping Corporation entered into a USD 18.75 million debt instrument with Danske Bank A/S on October 27, 1995 to assist in the financing of the vessel Olga. The interest rate is a variable rate based on LIBOR. This loan is jointly and severally guaranteed by us and our subsidiary, Olga Shipping Corporation, in respect of the original guarantee by Danske Bank International S.A. in favor of the lender. In addition, Olga Shipping Corporation issued a first priority mortgage on the vessel Olga in favor of Danske Bank International S.A. covering the counter guarantee liability. The loan is due to be repaid in October, 2005.

     Gunhild Shipping Corporation entered into a USD 22.4 million debt instrument with Danske Bank A/S on November 6, 1998 to assist in the financing of the vessel TORM Gunhild. The interest rate is a variable rate based on LIBOR. This loan is jointly and severally guaranteed by us and our subsidiary, Gunhild Shipping Corporation, in respect of the original guarantee by Danske Bank International S.A. in favor of the lender. In addition, Gunhild Shipping Corporation issued a first priority mortgage on the vessel TORM Gunhild in favor of Danske Bank International S.A. covering the counter guarantee liability. The loan is due to be repaid in 2009.

     Anne Product Carriers (PTE) Ltd. entered into a USD 25.6 million debt instrument with Danske Bank A/S on August 25, 1998 to assist in the financing of the vessel TORM Anne. The interest rate is a variable rate based on LIBOR. This loan is jointly and severally guaranteed by us and our subsidiary, Anne Product Carriers (PTE) Ltd., in respect of the original guarantee by Danske Bank International S.A. in favor of the lender. In addition, Anne Product Carriers
(PTE) Ltd. issued a first priority mortgage on the vessel TORM Anne in favor of Danske Bank International S.A. covering the counter guarantee liability. The loan is due to be repaid in 2009.

     Eastern Light Shipping Limited entered into a USD 16.08 million debt instrument with Danske Bank A/S on November 17, 1995 to assist in the financing of the vessel TORM Pacific. The interest rate is a variable rate based on LIBOR. This loan is jointly and severally guaranteed by us and our subsidiary, Eastern Light Shipping Limited, in favor of the lender. In addition, Eastern Light Shipping Limited, at or about payment of the fourth advance of the loan, issued a first priority mortgage on the vessel TORM Pacific in favor of Danske Bank A/S, Copenhagen covering the total amount of the loan. The loan is due to be repaid in 2007.

     Southern Light Shipping Limited entered into a USD 16.08 million debt instrument with Danske Bank A/S on November 17, 1995 to assist in the financing of the vessel TORM Arawa. The interest rate is a variable rate based on LIBOR. This loan is jointly and severally guaranteed by us, TORM Asia Limited, and our subsidiary, Southern Light Shipping Limited, in favor of the lender. In addition, Southern Light Shipping Limited, at or about payment of the fourth advance of the loan, issued a first priority mortgage on the vessel TORM Arawa in favor of Danske Bank A/S, Copenhagen covering the total amount of the loan. The loan is due to be repaid in 2007.

     Hermia Shipping Corporation entered into two separate loan agreements totaling USD 28.2 million with Danske Bank A/S to finance the purchase of the vessel TORM Helene. The first agreement, dated June 14, 1996, has a variable interest rate of LIBOR. The second agreement, dated August 29, 2001, has a variable interest rate of LIBOR. These loans are jointly and severally guaranteed by us and our subsidiary, Hermia Shipping Corporation, in favor of the lender. These loans are due to be repaid in 2007.

     Hilde Shipping Corp. entered into a USD 5.985 million debt instrument with Danske Bank A/S on July 3, 2000 to assist in the financing of the vessel Kirsten. The interest rate is a variable rate based on LIBOR. We have issued a guarantee in respect of this loan in favor of Danske Bank Aktieselskab and remain primarily liable as guarantor. In addition, Hilde Shipping Corp. issued a first priority ship mortgage and a Deed of Covenants in respect of Kirsten. The loan is due to be repaid in 2004.

     Estrid Shipping Corporation entered into a USD 22.3 million loan agreement with Danish Shipfinance on November 6, 2001 to assist in the financing of the vessel TORM Mary. The interest rate is a variable rate based upon LIBOR. We have issued a guarantee in respect of this loan in favor of the lender. The loan is due to be repaid in 2012.

     Ragnhild Shipping Corporation entered into a USD 22.3 million loan agreement with Danish Shipfinance on November 6, 2001 to assist in the financing of the vessel TORM Vita. The interest rate is a variable rate based upon LIBOR. We have issued a guarantee in respect of this loan in favor of the lender. The loan is due to be repaid in 2012.

     Gerd Shipping Corporation entered into a USD 22.6 million loan agreement with Commerzbank Aktiengesellschaft on December 3, 2002 to assist in the financing of the vessel TORM Gerd. The interest rate is a variable rate based upon LIBOR. We have issued a guarantee in respect of this loan in favor of the lender. The loan is due to be repaid in 2012.

     Gertrud Shipping Corporation entered into a USD 22.6 million loan agreement with Commerzbank Aktiengesellschaft on December 3, 2002 to assist in the financing of the vessel TORM Gertrud. The interest rate is a variable rate based upon LIBOR. We have issued a guarantee in respect of this loan in favor of the lender. The loan is due to be repaid in 2012.

     Thyra Shipping Corporation entered into a USD 22.8 million loan agreement with Danish Shipfinance on August 30, 2002 to assist in the financing of the vessel TORM Thyra. The interest rate is a variable rate based upon LIBOR. We have issued a guarantee in respect of this loan in favor of the lender. The loan is due to be repaid in 2013.

     Freya Shipping Corporation entered into a USD 22.8 million loan agreement with Danish Shipfinance on August 30, 2002 to assist in the financing of the vessel TORM Freya. The interest rate is a variable rate based upon LIBOR. We have issued a guarantee in respect of this loan in favor of the lender. The loan is due to be repaid in 2013.

     A/S D/S TORM entered into a USD 35.2 million loan agreement with Danish Shipfinance on March 19, 2003 to assist in the financing of the vessel TORM Valborg. The interest rate is a variable rate based upon LIBOR. As security for our obligations under the debt instrument, we have granted to Danish Shipfinance a first priority mortgage, registered over and against TORM Valborg. The loan is due to be repaid in 2013.

     A/S D/S TORM entered into a USD 35.2 million loan agreement with Danish Shipfinance on March 19, 2003 to assist in the financing of the vessel TORM Ingeborg. The interest rate is a variable rate based upon LIBOR. As security for our obligations under the debt instrument, we have granted to Danish Shipfinance a first priority mortgage, registered over and against TORM Ingeborg. The loan is due to be repaid in 2013.

     A/S D/S TORM entered into a USD 22.0 million revolving credit facility with Danske Bank A/S on December 23, 2003 to assist in the financing of the vessels TORM Marta and TORM Herdis. The interest rate is a variable rate based upon LIBOR. As security for our obligations under the debt instrument, we have granted to Danske Bank a first priority mortgage, registered over and against TORM Marta and TORM Herdis. The loan is due to be repaid in 2006.

     A/S D/S TORM entered into a USD 26.9 million loan agreement with Nordea Bank Danmark A/S on January 15, 2004 to assist in the financing of the vessel TORM Estrid. The interest rate is a variable rate based upon LIBOR. As security for our obligations under the debt instrument, we have granted to Nordea a first priority mortgage, registered over and against TORM Estrid. The loan is due to be repaid in 2014.

     A/S D/S TORM entered into a USD 12.7 million loan agreement with Nordea Bank Danmark A/S on January 15, 2004 to assist in the financing of the vessel TORM Margrethe. The interest rate is a variable rate based upon LIBOR. As security for our obligations under the debt instrument, we have granted to Nordea a first priority mortgage, registered over and against TORM Margrethe. The loan is due to be repaid in 2008. The vessel was previously owned by KS UL Margrethe and on bareboat charter to us until we bought it in January 2004.

     A/S D/S TORM entered into a USD 13.0 million loan agreement with Nordea Bank Danmark A/S on January 15, 2004 to assist in the financing of the vessel TORM Hilde. The interest rate is a variable rate based upon LIBOR. As security for our obligations under the debt instrument, we have granted to Nordea a first priority mortgage, registered over and against TORM Hilde. The loan is due to be repaid in 2011. The vessel was previously owned by KS UL Sita and on bareboat charter to us until we bought it in January 2004.

     Caseros Shipping Limited entered into a USD 15.5 million debt instrument with Nordea Bank Danmark A/S on January 15, 2004 to assist in the financing of the vessel TORM Asia. The interest rate is a variable rate based upon LIBOR. In addition, Caseros Shipping Limited executed a first preferred Liberian mortgage over the vessel TORM Asia. The loan is guaranteed by TORM in favor of the lender. The loan is due to be repaid in 2013.

     A/S D/S TORM entered into a USD 18.8 million loan agreement with Danish Shipfinance on April 19, 2004 to assist in the financing of the vessel TORM Alice. The interest rate is a variable rate based upon LIBOR. As security for our obligations under the debt instrument, we have granted to Danish Shipfinance a first priority mortgage, registered over and against TORM Alice. The loan is due to be repaid in 2014.

NEWBUILDING CONTRACTS

     We entered into a contract with Hyundai Heavy Industries Co., Ltd., for the construction of a 75,000 dwt product tanker. The contract was executed on May 31, 2002 and provides for stage payments of 10% in advance, 10% following execution of the contract, 20% during construction, and 60% upon delivery of the vessel. The vessel will be delivered by the end of July 2004.

     We reached an agreement with Nordea to finance 80% of the construction price for the vessel. We have already paid 20% of the purchase price for the vessel as required by the shipbuilding contract. The terms of the loan are similar to the loans obtained through Nordea mentioned above.

     We also entered into five contracts with Dalian New Shipbuilding Heavy Industry Co. Ltd., each for the construction of a 110,000 dwt product tanker. These contracts were executed on June 20, 2003, October 22, 2003 and January 20, 2004. The contracts provide for stage payments of 10% upon signing of the contracts, 30% during construction, and 60% upon delivery of the vessel. The tankers are scheduled to be delivered between April 2006 and January 2008.

     We still have not initiated any negotiations with providers of financing of these five vessels but expect to obtain terms similar to the loan mentioned above on the Hyundai vessel with 80% of the construction price to be financed by one or more banks. The remaining 10% of the contract price on all five vessels to be paid by us is scheduled between March 2005 and December 2006.

SECONDHAND VESSELS

     On February 13, 2004 we entered into a contract to purchase the 1995-built MR product tanker TORM Alice from Rederi AB Gotland. The vessel was delivered to TORM on February 18, 2004 and as mentioned above we have reached an agreement with Danish Shipfinance to finance 80% of the contract amount. The remaining 20% was financed by cash by ourselves.

     On February 27, 2004 we entered into a contract to purchase the 1997-built Panamax bulk vessel TORM Marlene from Milamores Shipping S.A. The vessel has been on time charter to TORM since its delivery from the shipyard in 1997. We expect to take delivery of the vessel in June 2004 and have finalized a Term Sheet with HSBC drafting the general terms for financing of approximately 100% of the vessel's purchase price. As of March 18, 2004 we have placed a deposit of 10% of the purchase price to the sellers' bank cash financed by ourselves.

     On January 7, 2004 we entered into a contract to purchase the 1997-built Panamax bulk vessel TORM Baltic from ND Shipping S.A. The vessel has been on time charter to TORM since March 2001. We expect to take delivery of the vessel in June 2004 and have finalized a Term Sheet with HSBC drafting the general terms for financing of approximately 100% of the vessel's purchase price. As of April 1, 2004 we have placed a deposit of 10% of the purchase price to the sellers' bank cash financed by ourselves.

D.   Exchange controls.

     None.

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

     Final regulations interpreting Section 883 were promulgated by the U.S. Treasury Department in August of 2003, which we refer to as the "final regulations."

     The final regulations apply to taxable years ending thirty days or more after the date the regulations are published as final regulations in the Federal Register. As a result, such regulations will only be effective for calendar year taxpayers like ourselves for the calendar year commencing 2004.

     The final regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares that are traded during any taxable year on that market exceeds the number of shares traded during that year on any other established securities market.

     At present, the sole class of TORM's stock that is issued and outstanding is its common stock, which is listed on the Copenhagen Stock Exchange, an established securities market in Denmark. TORM's common stock as represented by its ADSs (each representing one share of common stock) is also listed on the NASDAQ National Market (NASDAQ), which is an established securities market in the United States. However, since TORM's common stock as represented by ADSs began trading on the NASDAQ on April 17, 2002, the trading activity has represented less than 10% of the common shares traded on the Copenhagen Stock Exchange. For the foreseeable future, TORM has no reason to expect that more common shares will not continue to be traded on the Copenhagen Stock Exchange than on the NASDAQ and therefore, the analysis below proceeds on the premise that its common shares are "primarily traded" on the Copenhagen Stock Exchange.

     Under the final regulations, TORM's common stock further provide that stock will be considered to be "regularly traded" on an established securities market if (i) more than 50% of the common stock is listed on such market and is traded on such market, other than in de minimis quantities, on at least 60 days during the taxable year and (ii) the aggregate number of shares of such stock traded on such market is at least 10% of the average number of shares of such stock outstanding during such year.

     For 2003, TORM's common stock satisfies these "regularly-traded" tests. Furthermore, TORM has no reason to believe that this will not continue to be the case notwithstanding the ADS listing on the NASDAQ.

     Notwithstanding the foregoing, the final regulations provide, in pertinent part, that TORM's common stock will not be considered to be regularly traded on an established securities market for any taxable year in which 50% or more of the outstanding shares of such stock are owned, within the meaning of the regulations, on more than half the days during such taxable year by persons who each own 5% or more of the value of the outstanding shares of such stock, which we refer to as the "5% override rule".

     In the event the 5% override rule is triggered based on its "more than half the days" standard, the final regulations provide that the 5% override rule will not apply for such year if we can establish that among the closely-held group of 5% shareholders, which we refer to as the "5% closely-held group", there are sufficient 5% shareholders that are considered to be qualified shareholders for purposes of Section 883 to preclude non-qualified 5% shareholders in the 5% closely-held group from owning 50% or more of our stock for more than half the number of days during such year, which we refer to as the "5% closely-held group exception".

     Based on its shareholdings during 2003, TORM would be subject to the 5% override rule of the final regulations and TORM's ability to satisfy the 5% closely-held group exception could prove to be problematic. If TORM were denied the benefit of the special publicly traded rule, we believe that TORM and its subsidiaries may not be able to satisfy the ownership requirement in accordance with the final regulations.

Since the final regulations are not effective until the calendar year 2004, however, we intend to take the position that TORM satisfies the publicly-traded test and as such, we and our subsidiaries are entitled to exemption from U.S. federal income tax under Section 883 in respect of our U.S. source shipping income. The United States-Denmark Income Tax Treaty Exemption

     Without regard to Section 883, we believe that TORM and its Danish subsidiaries would qualify for exemption from U.S. federal income tax under
Article 8 of the United States-Denmark Income Tax Treaty, which we refer to as the "Treaty".

     Article 8 exempts from U.S. federal income tax the profits of a Danish corporation derived from the operation of ships in international traffic. As defined, profits from the "operation of ships" include profits derived from (i) time or voyage charters, (ii) the inland transport of property within the United States undertaken as part of international traffic, (iii) bareboat charters if the lessee operates the vessel in international traffic and (iv) the use, maintenance or rental of containers used in international traffic. All of the U.S. source shipping income of TORM and its Danish subsidiaries falls within the scope of the exemption provided by Article 8.

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

     Dividends paid with respect to our ADSs to a non-corporate U.S. Holder (a "U.S. Individual Holder") may be eligible for preferential U.S. federal income tax rates (through 2008) provided that (1) we are a "qualified foreign corporation" and (2) the U.S. Individual Holder has owned our stock for more than 60 days in the 120-day period beginning 60 days before the date on which our stock becomes ex-dividend. The preferential tax rates do not apply to U.S. Holders that are not individuals, trusts or estates.

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

     Our ADSs will qualify as readily tradable or an established securities market because they are listed on the NASDAQ national market, which has been designated by the IRS as so qualifying. Alternatively, as discussed above, we are eligible for the benefits of the Treaty and the IRS has issued guidance that the Treaty is satisfactory for this purpose. Therefore, we believe that any dividends paid by us on our ADSs should be eligible for these preferential rates in the hands of a U.S. Individual Holder. However, certain limitations may apply to any "extraordinary dividends" paid by us. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Holder.

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

     Sale, Exchange or other Disposition of ADSs. A U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our ADSs in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's adjusted tax basis in the ADSs. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period in the ADSs is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

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

     o are notified by the IRS that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

     o in certain circumstances, fail to comply with applicable certification requirements.

     Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

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

     Backup withholding is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the U.S. IRS.

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

     It is as yet uncertain whether activities in relation to management of pools of vessels owned by other shipping companies can or cannot be taxed according to the tonnage tax system, but will be taxed in accordance with the ordinary Danish corporate tax legislation. Special rules apply in relation to the treatment of financial income/expenses.

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

     In accordance with Danish accounting principles, the provision for deferred tax that existed at the date of enactment, DKK 360 million, has been released to income in 2002, which is in accordance with shipping industry practice in Denmark. The Company has paid no tonnage tax in 2001, 2002 and 2003 due to tax losses carried forward.

     The tonnage tax legislation is new, and the guidance from the authorities is not detailed in every aspect. Accordingly, in connection with the preparation of our tax returns for 2001 and 2002, we made interpretations of the new tonnage tax legislation some of which have been challenged by the tax authorities. We agree in part to some of the alternative interpretations presented by the tax authorities whereas we do not agree to other of the alternative interpretations presented. The differences in interpretation primarily relate to whether certain income and expense items are taxable under the tonnage taxation scheme or the ordinary Danish corporate tax legislation. We are currently awaiting the tax authorities reaction to our reply to their challenge.

F.   Dividends and paying agents.

     Not Applicable.

G.   Statement by experts.

     Not Applicable.

H.   Documents on display.

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we file and submit reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Securities and Exchange Commission at its principal office in Washington, D.C. 20549. The Securities and Exchange Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we and other registrants have filed electronically with the Securities and Exchange Commission. In addition, documents referred to in this annual report may be inspected at our headquarters at Marina Park, 10 Sundkrogsgade, DK-2100 Copenhagen 0, Denmark until June 6, 2004. From June 7, 2004 documents referred to in this annual report may be inspected at our new headquarters at 18 Tuborg Havnevej, DK-2900 Hellerup, Denmark.

I.   Subsidiary Information

     Not Applicable.

ITEM 11. Quantitative and qualitative Disclosures about market risk

     We are exposed to market risk from foreign currency fluctuations, changes in interest rates and changes in the prices of fuel oil. We enter into financial instruments to manage these risks, but do not use financial instruments for trading or speculative purposes. The sensitivity analyses presented do not consider the effects that such adverse change may have on overall economic activity, nor do they consider additional actions management may take to mitigate its exposure to such changes. Actual results may differ. For an overview of the fair value of the derivative financial instruments please refer to Note 16.

Foreign Exchange Rate Risk

     Our operations are primarily denominated in U.S. dollars while our reporting currency is the Danish Kroner. Virtually all of our revenues and most of our operating costs are denominated in U.S. dollars. A hypothetical 1% weakening of the U.S. dollar would have resulted in a decrease in Gross Profit (Net earnings from shipping activities) of DKK 8 million for the year ended December 31, 2003 as compared to DKK 5 million as of December 31, 2002. We have DKK 2,346 million of outstanding indebtedness as of December 31, 2003 that is repayable in U.S. dollars as compared to DKK 2,271 million as of December 31, 2002. The increase primarily derives from the increase in borrowings in connection with deliveries of newbuildings and prepayments on vessels under construction. A hypothetical 1% uniform weakening of the U.S. dollar would have resulted in a reporting currency translation adjustment of DKK 23 million recorded in shareholders' equity as compared to DKK 23 million as of December 31, 2002. Such a change in exchange rates would not have impacted our cash flows. We maintain the necessary U.S. dollar balances to repay our outstanding U.S. dollar obligations and these borrowings are directly related to U.S. dollar based assets.

     In order to manage this risk, we enter into forward contracts and cross currency contracts. As of December 31, 2003, we had the following financial instruments in place:

                                Nominal Value at
                                the date of entering
Cross Currency Contracts        into the Contract           Date of Maturity         Fair Value

USD 8 million                   DKK 57.7 million             June 2004                DKK 10.0 million
USD 7 million                   DKK 51.8 million             December 2004            DKK 10.1 million
USD 5 million                   DKK 37.0 million             December 2004            DKK 7.2 million
USD 5 million                   DKK 37.0 million             January 2005             DKK 7.5 million
Total                                                                                 DKK 34.9 million

     As of December 31, 2003, the fair value of the above cross currency contracts totaled DKK 34.9 million as compared to (DKK 9.5 million) as of December 31, 2002.

Forward Currency Contracts

     In 2003 we entered into 6 forward contracts agreeing to sell a total of USD 21 million against DKK at an average exchange rate of DKK 5.96 for the purpose of servicing our Danish cash flow requirements. The contracts expire between January and July of 2004 and are equally split over the period. Furthermore, in 2003 we entered into 4 forward contracts buying JPY against USD at an average exchange rate of 107.7 JPY/USD for the purpose of securing the required JPY-amounts on two contracts where we agree to buy two Panamax bulk carriers.

     As of December 31, 2003, the fair value of our forward currency contracts was DKK 2.0 million as compared to DKK 0 million as of December 31, 2002.

Currency Options

     In December 2003 we entered into four USD/DKK option contracts for a total amount of USD 54 million. The contracts provides us with a right to sell the following amounts of USD a rate of 1 USD to 5.91 DKK at the end of March, June, September and December 2004: USD 26 million, USD 18 million USD 5 million and USD 5 million. At the same time the contracts provide the counterpart with a right to buy USD at the same rate if actual USD/DKK exchange rate exceeds 6.28; 6.43; 6.57 and 6.69 on the same dates. As of April 30, 2004 the first contract totaling USD 26 million expired and was not exercised by any of the parties as the thresholds were not met.

     As of December 31, 2003 the fair values of these contracts were (DKK 1.5 million) as compared to DKK 0 million as of December 31, 2002.

Interest Rate Risk

     As of December 31, 2003, all of our debts have variable interest rates based on LIBOR plus a margin.

     In certain cases, we utilize derivative financial instruments to take advantage of interest rate fluctuations on earnings and cash resources. Typically, we use forward rate agreements (FRA) for short term requirements, whereas interest rate swaps are entered into for periods up to 5 years, if satisfactory interest rate levels can be achieved. The instrument's profile always matches the loan profile of the particular loan in question. The differential to be paid or received under the swap agreements is accrued as interest rates change and is recognized as an adjustment to interest expense.

     As of December 31, 2003, we were committed to a series of interest rate swap agreements whereby 55% of our total floating rate debt was swapped with fixed rate obligations having an average remaining term of 2.5 year, expiring between 2004 and 2008. These arrangements effectively change our interest rate exposure on the hedged debt from a floating LIBOR rate to an average fixed rate of 4.2%. An additional 24% of our floating rate debt was swapped with fixed rate obligations using interest swaps containing an option element having an average remaining term of 4.3 years and expiring between 2007 and 2009. An interest rate swap containing an option element is an agreement where the seller has an option to ask the buyer to pay actual LIBOR rate if this is above a certain threshold on the fixing day. On three of our interest rate swaps with an option element this threshold is 7%. Below this level, the swaps act as normal interest rate swaps and thereby change our interest rate exposure on the hedged debt from a floating LIBOR rate to an average fixed rate of 4.3%. We have received compensation for selling this option. This compensation is reflected in above average fixed rate of 4.3%. If market interest rates were to decrease approximately 1% the interest rate swap agreements in place at the end of the year would require us to pay DKK 17.2 million of interest in excess of market rates. The fair value of these interest rate swaps at December 31, 2003 was (DKK
31.4 million) as compared to (DKK 44.9 million) as of December 31, 2002.

     A 1% increase in interest rates on the remaining variable rate debt would result in DKK 7.1 million of additional interest expense for the year ended December 31, 2003 as compared to DKK 9.3 million as of December 31, 2002. We assess each debt instrument, the level of debt to fix and the timing of entering into such agreements based on the market conditions.

     Additionally, as of December 31, 2003, we have investments in certain fixed interest rate bonds with a carrying amount of DKK 316 million as compared to DKK 354 million as of December 31, 2002. The bond portfolio was reduced in order to facilitate a part of our DKK cash flow during the year. The fair values of these investments could be negatively impacted by increases in interest rates. If the average interest rate for 2004 is 1 percentage point greater than the rate as of December 31, 2003, the fair values of these investments would decrease by DKK
9.5 million as compared to DKK 8.5 million as of December 31, 2002.

Bunker Price Risk

     Our results of operations could be negatively impacted by increases in the price of fuel oil. To hedge our exposure to this risk, we enter into fuel price swap agreements, which effectively fix the price to be paid for a portion of our fuel requirements for a specified period of time, usually one year or less. During 2003, we fixed the price on 6% of our fuel usage through these instruments. A hypothetical 1% increase in the December 31, 2003 cost per metric ton of fuel oil would result in an increase in fuel expense of DKK 2 million for the year ending December 31, 2004, based on projected fuel usage as compared to DKK 2.1 million as of December 31, 2002. As of December 31, 2003, we have hedged approximately 7% of our 2004 fuel requirements. As of December 31, 2003, the fair values of these contracts were DKK 0 million as compared to (DKK 1.1 million) as of December 31, 2002.

Freight Rate Risk

     The majority of our tanker vessels are operated on spot voyage charters through our pools. To hedge our exposure to fluctuations in the freight rates we may place certain of the pool's vessels on time charter or enter into Contracts of Affreightment (COA) or freight derivatives (FFA). Our bulk vessels are also operated on spot voyages but to a higher degree placed on time charters or hedged through the use of COA's or FFA's.

     The COA's would meet the definition of a derivative financial instrument according to SFAS 133, but since we in nearly all instances take physical delivery, our COA's qualify for the normal sales and purchase exemption and are therefore not accounted for as derivative financial instruments. The FFA's are purely paper deals that require no physical delivery of either a vessel or a cargo and as such are treated as a derivative financial instrument.

     As of December 31, 2003, the fair values of these contracts were DKK 1.3 million as compared to DKK 0 million as of December 31, 2002.

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

     On the date of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in alerting them timely to material information relating to the Company required to be included in the Company's periodic Securities and Exchange Commission filings.

Changes in internal controls.

     There have been no significant changes in our internal controls or in other factors that could have significantly affected those controls subsequent to the date of the Company's most recent evaluation of internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

     The Company will be required to establish an audit committee in 2005. At that time the Company will make the determination whether to include a financial expert on that committee.

ITEM 16B.  CODE OF ETHICS

     The Company is considering adoption of a code of ethics. Under the current rules of the NASDAQ National Market, if not exempt from the requirement, the Company will adopt a code of ethics by 2005.

ITEM 16C.  PRINCIPAL ACCOUNTING FEES AND SERVICES

     Deloitte Statsautoriseret Revisionsaktieselskab, Copenhagen, Denmark is the independent accounting firm that audits the financial statements of the Company and its subsidiaries and is the principal accountant for the audit of the Company.

     The aggregate fee for audit and audit services provided by Deloitte to the Company in 2003 and 2002 were:

(in DKK million)                            2003             2002

Audit Fees                                   1.3              1.3
Audit-Related Fees                           3.3              4.5
Tax Fees                                     0.4              0.3
All Other Fees                               0.0              0.0
Total                                        5.0              6.1

     The Danish Annual Report is audited by Deloitte and Ernst & Young. The aggregate fee for audit and audit services provided by Ernst & Young to the Company in 2003 is disclosed in note 4 to the consolidated financial statements.

     Audit Fees consist of fees for the audit of our financial statements, consents, and review of documents in connection with filings with the SEC and other statutory or regulatory filings. Audit-Related Fees consist of fees, other than Audit Fees, for assurances and related services that are reasonably related to the performance of the audit and review of our financial statements. Tax Fees consist of fees for services rendered for tax compliance, tax advice and tax planning. All Other Fees consist of all other fees for audit and audit related services.

     Our Board of Directors pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

     Not Applicable. Applies to fiscal years ended on or after December 15, 2004.

                                    Part III

ITEM 17.  FINANCIAL STATEMENTS

     We  specifically  incorporate  by  reference  in  response to this item the
report  of  the  independent   auditors,   the  consolidated  audited  financial
statements and the accompanying notes, appearing on pages F-1 through F-47.

ITEM 18.   FINANCIAL STATEMENTS

     Not Applicable.

                              TORM AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors.                                      F-2
Consolidated Statements of Operations for the years ended
     December 31, 2001, 2002 and 2003                                F-3
Consolidated Balance Sheets as of December 31, 2002 and 2003         F-4
Consolidated Statements of Total Gains and Losses for the
     years ended December 31, 2001, 2002 and 2003                    F-6
Consolidated Statements of Cash Flow for the years ended
     December 31, 2001 2002 and 2003                                 F-8
Notes to Consolidated Financial Statements                           F-9

INDEPENDENT   AUDITORS'   REPORT   TO   THE   SHAREHOLDERS   OF   AKTIESELSKABET
DAMPSKIBSSELSKABET TORM

     We have audited the accompanying consolidated balance sheets of Aktieselskabet Dampskibsselskabet TORM and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, total gains and losses, statement of changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Aktieselskabet Dampskibsselskabet TORM and subsidiaries as of December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with the accounting provisions of Danish legislation applied on a consistent basis after giving retroactive effect to the change in measurement currency as described in Note 1.

     Accounting principles used by Aktieselskabet Dampskibsselskabet TORM and subsidiaries in preparing the accompanying financial statements are in conformity with the accounting provisions of Danish legislation, which vary in certain respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the each of the three years ended December 31, 2003 and the determination of shareholders' equity at December 31, 2003 and 2002, to the extent summarized in Note 18 to the consolidated financial statements.


Deloitte Statsautoriseret Revisionsaktieselskab
Copenhagen, Denmark


May 19, 2004



                                                       TORM AND SUBSIDIARIES
                                               CONSOLIDATED STATEMENTS OF OPERATIONS
                                       FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
                                                  (EXPRESSED IN THOUSANDS OF DKK)

                                                         Note     2001            2002           2003
                                                               (restated)       (restated) (restated)
Net revenue                                                      2,000,713       1,538,618      1,927,996
Port expenses and bunkers                                         (415,710)       (555,700)      (621,087)
                                                                ------------   ------------    ------------
                                                                 1,585,003         982,918      1,306,909

Charter hire                                                      (637,985)       (463,510)      (404,960)
Technical running costs                                           (193,550)       (217,402)      (254,780)
                                                                ------------   ------------    ------------
Gross   profit   (Net  earnings
from  shipping activities)                               2,3       753,468         302,006        647,169

Profit on sale of vessels and interests                             91,790          16,965           (464)
Administrative expenses                                  3,4      (113,404)       (101,342)      (126,119)
Other operating income                                              58,689          55,227         51,368
                                                                ------------   ------------    ------------
Profit before depreciation                                         790,543         272,856        571,954

Depreciation                                             6        (177,993)       (158,400)      (176,872)
                                                                ------------   ------------    ------------
Profit before financial items                                      612,550         114,456        395,082
Financial items                                          7         (96,518)          5,988        656,637
                                                                ------------   ------------    ------------
Profit before tax                                                  516,032         120,444      1,051,719

Tax on profit on ordinary activities                     8        (166,018)        360,190           (692)
                                                                ------------   ------------    ------------
Profit from continuing operations                                  350,014         480,634      1,051,027
                                                                ------------   ------------    ------------
Profit before tax from discontinued operations           9          17,417          69,818              0
Tax on discontinued operations                           9               0               0              0
                                                                ------------   ------------    ------------
Net profit for the year                                            367,431         550,452      1,051,027
                                                                ------------   ------------    ------------
Allocation of profit
The Board of Directors recommends that the year's result of DKK 1,051 million be allocated as follows:

Proposed  dividend  DKK  12  per  share  of  DKK 10
(2002: DKK 2)                                                                                     218,400
Retained profit                                                                                   832,637
                                                                                               -------------
                                                                                                1,051,027
                                                                                               ------------

                 The accompanying notes are an integrated part of these financial statements.


                                                       TORM AND SUBSIDIARIES
                                                    CONSOLIDATED BALANCE SHEETS
                                                 AS OF DECEMBER 31, 2002 AND 2003
                                                  (EXPRESSED IN THOUSANDS OF DKK)
                                                         Note      2002         2003
                                                                 (restated)
ASSETS
FIXED ASSETS
Tangible fixed assets
Leasehold improvements                                               4,982           2,233
Land and buildings                                                   2,487           2,420
Vessels and capitalized dry-docking                      14      2,543,418       2,944,164
Prepayment on vessels under construction                           330,229         229,303
Other plant and operating equipment                                 16,854          15,148
                                                                ------------   ------------
                                                         6       2,897,970       3,193,268
                                                                ------------   ------------
Financial fixed assets
Other investments                                        5         290,106         975,988
                                                                ------------   ------------
                                                                   290,106         975,988
                                                                ------------   ------------
Total fixed assets                                               3,188,076       4,169,256
                                                                ------------   ------------
CURRENT ASSETS
Inventories
Inventory of bunkers                                                33,228          26,075
                                                                ------------   ------------
Accounts receivable
Freight receivables, etc.                                          224,425         147,277
Other receivables                                                   24,176          50,295
Prepayments                                                         21,634          21,609
                                                                ------------   ------------
                                                                   270,235         219,181
                                                                ------------   ------------
Securities
Bonds                                                    14        353,767         315,934

Cash at bank and in hand                                 14        168,282         163,211
                                                                ------------   ------------
Total current assets                                               825,512         724,401
                                                                ------------   ------------
Total assets                                                     4,013,588       4,893,657


        The accompanying notes are an integrated part of these financial statements.


                                        TORM AND SUBSIDIARIES
                               CONSOLIDATED BALANCE SHEETS (CONTINUED)
                                  AS OF DECEMBER 31, 2002 AND 2003
                                   (EXPRESSED IN THOUSANDS OF DKK)
                                                         Note        2002       2003
                                                                  (restated)
LIABILITIES
SHAREHOLDERS' EQUITY
Common shares                                            10        182,000         182,000
Own shares                                               10        (51,962)        (51,962)
Retained Profit                                                  1,456,953       2,115,868
Proposed dividend                                                   36,400         218,400
                                                                ------------   ------------
Total shareholders' equity                                       1,623,391       2,464,306
                                                                ------------   ------------
LIABILITIES
Long-term liabilities
Mortgage debt and bank loans                             12,14   1,517,696       1,700,704
Capitalized lease obligations                               12     217,768               0
                                                                ------------   ------------
                                                                 1,735,464       1,700,704
                                                                ------------   ------------
Current liabilities
Next year's repayments on mortgage debt and bank loans   12,14     259,595         295,343
Capitalized lease obligations                            12         38,466         180,801
Trade accounts payable                                             164,397          96,094
Other liabilities                                        13        111,097         101,758
Accruals                                                 11         81,178          54,651
                                                                ------------   ------------
                                                                   654,733         728,647
                                                                ------------   ------------
Total liabilities                                                2,390,197       2,429,351
                                                                ------------   ------------
Total liabilities and shareholders' equity                       4,013,588       4,893,657

Collateral security                                      14
Guarantees, contingent and contractual  liabilities      15
Fair value of derivative financial instruments           16
Related party transactions                               17
Reconciliation to United States Generally Accepted
Accounting Principles (U.S. GAAP)                        18

          The accompanying notes are an integrated part of these financial statements.


                              TORM AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF TOTAL GAINS AND LOSSES
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
                         (EXPRESSED IN THOUSANDS OF DKK)

                                       2001            2002            2003
                                       ----            ----            ----
Net profit for the year                 367,431         550,452       1,051,027
Change in fair value of derivatives     (22,877)        (43,078)         14,876
Foreign currency translation             49,993         168,608         180,257

Total gains and losses                  392,547         338,766         885,646


  The accompanying notes are an integrated part of these financial statements.


                                           STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                                              AS OF DECEMBER 31, 2001, 2002 AND 2003
                                                  (EXPRESSED IN MILLIONS OF DKK)

                                              Common     Revaluation   Own       Retained   Proposed
                                              shares     reserves     shares     profit    dividend     Total
SHAREHOLDERS' EQUITY
Balance at 1 January 2001                      182.0      27.7         0.0       355.6       36.4       601.7
Change in accounting policies                                                    449.4                  449.4
                                               --------------------------------------------------------------
Balance at 1 January 2001 as restated          182.0      27.7         0.0       805.0       36.4     1,051.1

Exchange rate adjustment arisen upon
translation from  measurement currency to
presentation currency                                                             48.1                   48.1
Fair  value adjustment of derivative
financial instruments                                                            (22.9)                 (22.9)
Reversal of revaluation of shares                         (3.2)                    3.2                    0.0
Reversal of revaluation of bonds                          (2.4)                    2.4                    0.0
Purchase of own shares                                               (63.0)                             (63.0)
Disposal of own shares                                                11.5       (1.1)                   10.4
Dividends paid                                                                             (36.4)       (36.4)
Profit for the year                                                              367.4                  367.4
Dividend for the financial year                                                  (72.8)      72.8         0.0
                                               --------------------------------------------------------------
Balance as of 31  December  2001
(as restated)                                  182.0      22.1       (51.5)    1,129.3       72.8     1,354.7

Exchange   rate   adjustment   arose  upon
translation from  measurement  currency to
presentation currency                                                           (168.6)                (168.6)
Fair  value adjustment of derivative
financial instruments                                                            (43.1)                 (43.1)
Reversal of revaluation of shares                        (19.5)                   19.5                    0.0
Reversal of revaluation of bonds                          (2.6)                    2.6                    0.0
Purchase of own shares                                                (7.6)                              (7.6)
Disposal of own shares                                                 7.1                                7.1
Proceeds from sale of own shares                                                  (0.3)                  (0.3)
Dividends paid                                                                              (72.8)      (72.8)
Dividends paid on own shares                                                       3.5                    3.5
Profit for the year                                                              550.5                  550.5
Dividend for the financial year                                                  (36.4)      36.4         0.0
                                               --------------------------------------------------------------
Balance as of 31 December  2002
(as restated)                                  182.0       0.0       (52.0)    1,457.0       36.4     1,623.4


Exchange   rate   adjustment   arose  upon
translation from  measurement  currency to
presentation currency                                                           (180.3)                (180.3)
Fair  value   adjustment   of   derivative
financial instruments                                                             14.9                   14.9
Exercised share options net settlement                                           (10.1)                 (10.1)
Dividends paid                                                                              (36.4)      (36.4)
Dividends paid on own shares                                                       1.8                    1.8
Profit for the year                                                            1,051.0                1,051.0
Dividend for the financial year                                                 (218.4)     218.4         0.0
                                               --------------------------------------------------------------
Balance as of  31 December 2003                182.0       0.0       (52.0)    2,115.9      218.4     2,464.3
                                              ================================================================

                   The accompanying notes are an integrated part of these financial statements.



                                             TORM AND SUBSIDIARIES
                                     CONSOLIDATED STATEMENTS OF CASH FLOW
                             FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
                                        (EXPRESSED IN THOUSANDS OF DKK)
                                                              2001         2002       2003

CASH FLOW FROM OPERATING ACTIVITIES
Profit before financial items                                  612,550      114,456      395,082
Profit before financial items in discontinuing operations       19,421       61,408            0
Interest  income, exchange rate gains and dividends
received                                                        50,254       69,747       27,246
Interest expenses                                             (123,815)     (76,540)     (73,692)
                                                            -----------  -----------  -----------
                                                               558,410      169,071      348,636
Adjustments to reconcile net earnings to net
cash provided by operating activities:
Depreciation and impairment losses                             177,993      158,400      176,872
Depreciation in discontinuing operations                        14,474        5,172            0
Gain from sale of discontinuing operations                           0      (63,007)           0
Other non-cash movements                                       (37,110)     (47,750)       6,096
Taxes paid                                                           0          (29)           0
Change in inventories, accounts receivables and payables       (31,540)      39,430      (37,844)
                                                            -----------  -----------  -----------

Net cash inflow from operating activities                      682,227      261,287      493,760
                                                            -----------  -----------  -----------
CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets                           (553,723)    (954,262)  (1,121,612)
Investment in equity interests and securities                  (15,144)    (247,983)        (228)
Sale of fixed assets                                           607,635       20,549      113,928
     including profit on sale of vessels                       (92,960)           0          478
     (included in operating activities)

Sale of discontinuing operations                                     0       63,007            0
                                                            -----------  -----------  -----------
Net cash inflow/(outflow) from investing activities            (54,192)  (1,118,689)  (1,007,434)
                                                            -----------  -----------  -----------
CASH FLOW FROM FINANCING ACTIVITIES
Borrowing, mortgage debt                                       164,825       842,472     777,922
Repayment/redemption, mortgage debt                           (552,201)    (156,709)    (224,005)
Repayment/redemption, lease liabilities                        (43,688)     (63,449)     (38,416)
Increase/(decrease) in bank debt                                  (340)            0           0
Dividends paid                                                 (36,400)     (69,309)     (34,637)
Purchase/disposal of own shares                                (51,482)        (807)          (0)
Net settlement share options                                         0            0      (10,094)
                                                            -----------  -----------  -----------
Cash inflow/(outflow) from financing activities               (519,286)     552,198      470,770
                                                            -----------  -----------  -----------
Net cash inflow/(outflow) from operating,
investing and financing activities                             108,749     (305,204)     (42,904)
Cash and cash equivalents including bonds,
   in companies acquired/divested                               (7,917)           0            0
                                                            -----------  -----------  -----------

Increase/(decrease) in cash and cash equivalents               100,832     (305,204)     (42,904)
                                                            -----------  -----------  -----------
Cash and cash equivalents,
   including bonds, at 1 January                               726,421      827,253      522,049
                                                            -----------  -----------  -----------
Cash and cash equivalents,
   including bonds, at 31 December                             827,253      522,049      479,145
Of which used as collateral                                   (183,466)    (186,056)     (51,647)
                                                            -----------  -----------  -----------
                                                               643,787      335,993      427,498
                                                            -----------  -----------  -----------

           The accompanying notes are an integrated part of these financial statements.


                              TORM AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

NOTE 1 - ACCOUNTING POLICIES

Accounting Policies

     The Annual Report of A/S Dampskibsselskabet TORM has been prepared in accordance with the provisions of the Danish Financial Statements Act applicable for listed companies in Accounting Class D, Danish accounting standards and the requirements of the Copenhagen Stock Exchange relating to the presentation of financial statements by listed companies.

Change in accounting policies

     The accounting policies are unchanged from last year except that as of January 1, 2003 the Company applies USD rather than DKK as the measurement currency of the Company's operating entities, while DKK remains the measurement currency in the Company's administrative entity.

     Almost all the Company's transactions are in USD as revenues from shipping activities as well as shipping related costs, such as port expenses, bunkers, charter hire, etc. are almost exclusively settled in USD. Furthermore, the Company's material investments in tangible fixed assets, the vessels, have almost exclusively been purchased in USD, and the market values of the vessels depend on the USD exchange rate. Mortgage debts related to the vessels are also entered in USD.

     The shipping industry and the Company's activities are thus USD-based and the Company believes that the application of USD as measurement currency to a greater extent reflects the economic realities behind the events and conditions relevant to the Company. Thus, the Company believes that the application of USD as measurement currency will provide a more accurate view of the Company's activities and financial position.

     Translation from USD to DKK in the operating entities is based on the principles in IAS interpretation SIC 30 ("Reporting Currency - Translation from Measurement Currency to Presentation Currency"), which provides that:

     o all transactions in the income statement are translated based on the average DKK exchange rate for the period,

     o assets and liabilities are translated based on the DKK exchange rate as at the balance sheet date, and

     o all foreign exchange rate gains and losses arising upon translation from measurement currency to presentation currency are recognized directly in shareholders' equity.

     Previously, currency translation regarding the Parent Company, including integrated entities, was made in accordance with the principles for integrated entities as prescribed in the Danish Accounting Standard no. 9, which essentially provided that:

     o depreciation regarding vessels and capitalized dry-docking recognized in the income statement were primarily translated into DKK based on historical USD exchange rates,

     o    non-monetary   items  in  the  balance  sheet,  such  as  vessels  and
          capitalized dry-docking, were primarily translated into DKK based on historical USD exchange rates,

     o mortgage debts relating to vessels were translated into DKK based on the USD exchange rate as at the balance sheet date, and foreign exchange rate gains and losses arising upon translation of the mortgage debts at the balance sheet date were recognized directly in shareholders' equity, as they were regarded as hedges of the currency risk relating to the vessels, and

     o monetary items in the balance sheet were translated into DKK based on the USD exchange rate as at the balance sheet date, and foreign exchange rate gains and losses were recognized in the income statement.

     The application of USD as measurement currency and the described method of translation from measurement currency to presentation currency are deviations from the Danish Financial Statements Act section 39, no. 1. which prescribes that non-monetary items must be translated into DKK based on the exchange rate as at the transaction date. The deviations are adopted with reference to the Danish Financial Statements Act section 11, no. 3 to give a more accurate view of the Company's activities.

     The change in accounting policies has resulted in an increase in the net profit for 2003 of DKK 55.4 million as compared to DKK 75.1 million in 2002 and a decrease in shareholders' equity as of December 31, 2003 of DKK 618.8 million as compared to a decrease of DKK 95.7 million in 2002.

     The Company has entered into foreign currency derivative financial instruments, which were applied to manage its reporting risk associated with transactions denominated in USD before applying USD as the measurement currency. These derivative financial instruments no longer qualify for hedge accounting and accordingly changes in fair value are now recognized in the income statement which were previously recognized directly in shareholders' equity. Therefore, the incremental effect of the change in accounting policies can be divided into the effect of the change in recognition of derivative financial instruments, which was DKK -16.1 million as compared to DKK 39.8 million in 2002, and the effect of the change in the policy for translating USD to DKK in the operating entities, which was DKK 71.5 million as compared to DKK 35.3 million in 2002.

     The comparative figures have been restated.

     The incremental effect of the restatement in respect of shareholders' equity and line items in the income statement are summarized below (expressed in DKK million):

                                         Change of measurement currency to USD
                                               in the operating entities

                                          2001              2002         2003
                                          ----              ----         ----
Profit before financial items           (24.9)             (26.1)        12.2
Profit before tax                       (29.1)              99.0         55.4
Tax on profit                               0                  0            0
Profit from continuing operations       (29.1)              99.0         55.4
Profit before tax from discontinuing
operations                                8.9              (23.9)           0
Tax on profit from discontinuing
operations                                  0                  0            0
Net profit for the year                 (20.2)              75.1         55.4
Total assets                            430.1              (95.7)      (618.8)
Deferred taxes                              0                  0            0
Shareholders' equity                    434.4              (95.7)      (618.8)


KEY ACCOUNTING POLICIES

     Key accounting policies are those policies that require the application of management's subjective accounting judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Key accounting policies involve judgments and uncertainties that are sufficiently sensitive to result in materially different results under different assumptions and conditions.

Net revenue from pools

     The Company generates its revenue from shipping activities, which to a large extent are conducted through pools. Net revenue is recognized upon delivery of service in accordance with the terms and conditions of the charter parties.

     Total pool revenue is generated from each vessel participating in the pools in which the Company participates and is based on either voyage or time charter parties. The pool measures net revenues based on the contractual rates and the duration of each voyage. The Company's net revenue from pools is comprised of a share of the total net revenue in each pool. The calculation of this share is primarily based on available earning days from the Company's vessels in relation to total available pool earning days.

     If the scale applied in the allocation of the total pool revenue to the participating pool partners is changed, the Company's net revenue from pools will be affected. Historically, the Company has not experienced material adjustments to the allocation of revenue.

Demurrage revenues

     Freight contracts contain conditions regarding the amount of time available for loading and discharging of the vessel. If these conditions are breached, the Company is compensated for the additional time incurred in the form of a demurrage revenue. Demurrage revenues are recognized upon delivery of service in accordance with the terms and conditions of the charter parties.

     Upon completion of the voyage, the Company assesses the time spent in port and a demurrage claim based on the relevant contractual conditions is submitted to the charterers. The claim will often be met by counter claims due to differences in the interpretation of the agreement compared to the actual circumstances of the additional time used. Based on previous experience, 95% of the demurrage claim submitted is recognized as demurrage revenue. The Company receives the demurrage payment upon reaching final agreement of the amount, which on average is approximately 100 days after the original demurrage claim was submitted.

     If the Company accepts a reduction of more than 5% of the original claim or if the charterer is not able to pay, demurrage revenue in future periods will be affected. Historically, the Company has not experienced material adjustments to previously recognized demurrage revenue.

Port and bunker expenses

     Voyage expenses, which comprise port expenses, commissions and bunker fuel consumption, are recognized upon delivery of service in accordance with the terms and conditions of the charter parties. Invoices in relation to port expenses are received up to 18 months after the expenses have been incurred. Recognition of port expenses is based on port statistics and reports on actual expenses incurred, which are received on a regular basis from agents and captains.

     The Company's voyage expenses from pools are made up by a share of the total voyage expenses in each pool. The calculation of this share is primarily based on available earning days from the Company's vessels participating in the pool in relation to total available pool earning days for all pool participants.

     If the actual expenses of a voyage differ from the estimated expenses, it will have an impact on voyage expenses in future periods. Historically, the Company has not experienced material changes to the estimated expenses.

Revenues and expenses related to cross over voyages

     For cross over voyages (voyages in progress at the end of a reporting period) the uncertainty and the dependence on estimates are greater than for concluded voyages.

     When recognizing net revenue, there is a risk that the actual number of days it takes to complete the voyage will differ from the estimate, and for time charter parties, a lower day rate may have to be agreed for additional days. The contract for a single voyage may state several alternative destination ports. The destination port may change during the voyage and the rate may vary depending on the destination port.

     Recognition of voyage expenses is based on the expected duration and destination of the voyage, vessel statistics regarding bunker consumption, estimates of port expenses and previous experience. Changes to the scheduled voyage will affect the voyage expenses.

     Changing the basis for estimates in relation to cross over voyages may affect the net earnings in future periods. The calculations applied for the estimated duration of the voyage, as well as the effect of changing destinations and weather conditions, are constantly updated and, historically, the application of estimates in relation to cross over voyages has not materially affected the Company's net revenues and port and bunker expenses.

Dry-docking costs

     The Company's vessels are required to undergo planned dry-dockings for major repairs and maintenance, which cannot be carried out while the vessels are operating, approximately every 30 and 60 months depending on the nature of work and external requirements.

     In connection with the acquisition of a vessel, the cost is divided into dry-docking costs and the cost of the vessel. The two elements are recognized and depreciated separately. The measurement of the dry-docking costs is based on an assessment of the specific assets as well as on previous experience. Costs capitalized as part of the dry-docking include actual costs incurred at the dry-docking yard, including marine paint, cost of hiring crews to effect repairs and the cost of parts used in making such repairs, cost of travel, lodging and supervision of Company personnel, and the cost of hiring third party personnel to oversee a dry-docking.

     The costs associated with the dry-docking are depreciated on a straight-line basis over the estimated period between dry-dockings. As depreciation is commenced at the completion of the dry-docking and invoices to some extent are received subsequently, the total dry-docking cost is based on estimates.

     If the actual expenses of a dry-docking differ from the estimates, the depreciation expense recorded in the following period will change. Historically, the Company has not experienced material changes to the dry-docking estimated expenses.

Useful life of vessels

     The useful life of the vessels is assessed periodically based on market conditions, regulatory requirements and the Company's business plans. The estimated useful life, and the associated estimated salvage value, is the basis for determining depreciation expense.

     The Company's vessels are depreciated on a straight-line basis to the estimated salvage value over their estimated useful lives, which the Company estimates to be 25 years. The Company considers that a 25-year depreciable life is consistent with that used by other ship owners with comparable tonnage. In light of recent initiatives taken by the EU and the IMO limiting the use of tankers older than 23 years, the Company is considering whether to shorten the useful lives of the vessels.

     Depreciation is based on cost less the estimated salvage value. Salvage value is estimated as the lightweight tonnage of each vessel multiplied by scrap value per ton. If the estimate of useful life for vessels is revised or there is a change in the estimated salvage value, the amount of depreciation expenses recorded in future periods will change. If the useful lives for all the Company's vessels as of December 31, 2003 are reduced from 25 years to 23 years, the yearly depreciation expenses would increase by an estimated USD 2 million.

Carrying amount of vessels

     The Company evaluates the carrying amounts and period over which the vessels are depreciated to determine if events have occurred that would require a modification of their carrying amounts or useful lives. The valuation of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. In assessing the recoverability of the vessels, the Company reviews certain indicators of potential impairment, such as reported sale and purchase prices and general market conditions. In addition, markets valuations from independent ship broking companies are obtained to support the recoverable amounts for the vessels on a semi-annual basis.

     The carrying cost of the Company's vessels may not represent their fair market value at any point in time since market prices of secondhand vessels to a degree tend to fluctuate with changes in charter rates and the cost of newbuildings.

     If the estimated future cash flow or related assumptions in the future experience lasting changes, an impairment of vessels currently recorded may be required.

Tax

     The Company entered the Danish tonnage taxation scheme with effect from January 1, 2001 and has filed tax returns for 2001 and 2002. The assessment of the tax returns by the tax authorities has not yet been completed. It is the Company's assessment that there is material uncertainty as to our estimate of taxes payable as of December 31, 2003 due to lack of precedents that exist in relation to tonnage tax regulation.

     The Company estimates that the tax returns filed for 2001 and 2002 and the Company's activities in 2003 will not trigger taxes payable as at December 31, 2003, because estimated taxable income is offset by deductible losses from prior periods.

     Subsequent to entering the tonnage tax scheme, tax liabilities relating to the vessels are considered as contingent liabilities, which are disclosed in these Notes.

     The Company's investment in NORDEN is regarded as a strategic investment. At a sale of this investment after three years of ownership, no tax liability is connected to the gain on this asset as the enacted tax rate is 0%. If this shareholding is sold entirely or in part before July 2005, any gain will be taxed at 30%.

     There are no deferred tax assets or tax liabilities connected with any other assets or liabilities.

DESCRIPTION OF ACCOUNTING POLICIES

General recognition and measurement criteria

     Income, including net revenue, is recognized in the income statement as earned, and all costs incurred in order to achieve the earnings for the period, including depreciation and provisions, are also recognized in the income statement. Furthermore, value adjustments of financial assets and liabilities, which are measured at fair value or amortized cost, as well as the effects of changes to accounting estimates made in prior periods are recognized in the income statement.

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

Consolidation principles

     The Annual Report comprises the Parent Company, TORM, and its subsidiaries, i.e. the entities in which the Parent Company, directly or indirectly, holds the majority of the votes or otherwise has a controlling interest.

     Entities in which the Group holds between 20% and 50% of the votes and exercises significant but not controlling influence are regarded as associated companies.

     Associated companies which are by agreement managed jointly with one or more other companies (joint ventures), and therefore subject to joint control, are consolidated on a pro rata basis, whereby the individual items are included in proportion to the ownership share.

     The Consolidated Financial Statements are prepared on the basis of the financial statements of the Parent Company, its subsidiaries and pro-rata consolidated companies by combining items of a uniform nature and eliminating inter-company transactions, balances and shareholdings as well as realized and unrealized gains and losses on transaction between the consolidated companies.

Foreign currencies

     The measurement currency of the operating entities including subsidiaries and associated companies is USD, because the Group's vessels operate in international shipping markets, in which revenues and expenses are settled in USD and the Company's most significant assets and liabilities in the form of vessels an related mortgage debt are in USD. The books for these operating entities are maintained in USD. The measurement currency of the administrative entity is DKK.

     Transactions in currencies other than the measurement currency are translated into the measurement currency at the date of the transactions. Gains or losses arising between the exchange rate at the transaction date and the exchange rate at the settlement date are recognized in the income statement.

     Cash, accounts receivable and payable and other monetary items denominated in currencies other than the measurement currency are translated into the measurement currency at the exchange rate prevailing at the balance sheet date. Differences between the exchange rate at the transaction date and the exchange rate at the balance sheet date are recognized in the income statement under financial items.

     The reporting currency of the Company is DKK. Upon recognition of the operating entities the financial statements are translated from USD into DKK.

     Items in the income statement are translated into DKK at the average exchange rates for the period, whereas balance sheet items are translated at the exchange rates as at the balance sheet date. Exchange gains and losses arising upon the translation of the income statements and balance sheets of operating entities are recognized directly in shareholders' equity. Exchange gains and losses arising upon the translation of shareholders' equity at the beginning of the year into DKK at the exchange rate at the balance sheet date are recognized directly to shareholders' equity.

     Foreign exchange rate gains or losses of intercompany balances with subsidiaries, which are considered a part of the investment in the entity, are recognized directly in shareholders' equity.

Derivative financial instruments

     Derivative financial instruments are entered into to hedge future committed or anticipated transactions.

     Derivative financial instruments are initially recognized in the balance sheet at cost and are subsequently measured at their fair value. The instruments are recognized as other receivables or other liabilities respectively.

     Changes in fair value of derivative financial instruments that are used to hedge the fair value of a recognized asset or a recognized liability are recognized in the income statement under the same item as changes to the carrying amount of the hedged item, except for currency translation gains or losses arising from the hedging of exposures relating to long-term intercompany receivables in subsidiaries. Currency translation gains or losses related to such exposure are recognized directly in shareholders' equity.

     Changes in fair value of derivative financial instruments, that are used to hedge the expected future transactions are recognized directly in shareholders' equity under retained profit. Upon realization of the transactions, amounts deferred under retained profit are transferred to the income statement and included in the same line as the hedged item.

     Changes in fair value of derivative financial instruments that do not qualify for hedge accounting are recognized in the income statement at the end of each period.

Segment information

     The Group consists of two business segments; Tanker and Bulk. This segmentation is based on the Company's internal management and reporting structure in addition to evaluation of risk and earnings. Transactions between segments are based on market-related prices and are eliminated at Group level.

     The Group only has one geographical segment, because the Group considers the global market as a whole, and the individual vessels are not limited to specific parts of the world.

     Segment non-current assets consist of the non-current assets used directly for segment operations.

     Current assets are allocated to segments to the extent that they are directly attributable to segment operations, including inventories, outstanding freight, other receivables, prepayments and cash and bank balances.

     Segment  liabilities  comprise  segment-operating  liabilities,   including
mortgage debt, trade payables and other liabilities.

     Not allocated items primarily comprise assets and liabilities as well as revenues and expenses relating to the Group's administrative functions, offshore activities, termination of Liner activity, investment activities, taxes, etc.

Discontinued operations

     The Group sold the Liner activity in September 2002, which was accounted for as a separate segment. The comparative figures for the income statement have been restated to include only the continuing operations, whereas the income from the discontinued operation is presented in the two separate lines "Profit from discontinued operations" and "Tax on profit from discontinued operations". A breakdown of the profit from discontinued operations on individual income statement components is disclosed in note 9.

Participation in pools

     Torm acts as pool manager for a number of pools, and the Group is participating with a significant number of vessels in these pools. The Group's share of the income statement and balance sheet in the respective pools are accounted for by entering a proportional share, based on participation in the pool, by combining items of uniform nature. The Group's share of the revenues in the pools is primarily dependent on the number of days the Group's vessels have been available for the pools during the period.

Accounting for pension plans

     The Company has entered into defined contribution plans only. Pension costs related to defined contribution plans are recorded in the income statement in the year to which they relate.

Stock based compensation

     The Board of Directors, the Management and a number of key employees participate in a share option program. Option commitments under this program are covered through holdings of own shares and are not recognized in the balance sheet or the income statement.

     The difference between the exercise price and the market price of the shares at the date the options are granted is recognized as a compensation expense in administrative expenses in the income statement.

     At the time of exercise the payments received for the sale of the issued shares are recognized directly in shareholders' equity.

     If payment is made as net settlement, the amount payable by the Company is recognized in shareholders' equity under retained profit at the time of settlement.

Leases

     Agreements to charter vessels and to lease other property, plant and equipment where TORM has substantially all the risks and rewards of ownership are recognized in the balance sheet as finance leases. Lease assets are measured at the lower of fair value and the present value of future leasing payments determined in the agreements, including any purchase options. For the purpose of calculating the present value, the interest rate implicit in the lease or an approximate value is used as discount factor. The lease assets are depreciated and written down under the same accounting policy as the vessels owned by the Group or over the lease period depending on the lease terms.

     The capitalized lease obligation is recognized as a liability in the balance sheet, and the interest element of the lease payment is charged to the income statement as incurred.

     Other leases and charter agreements concerning vessels are classified as operational leases, and lease payments are charged to the income statement on a straight-line basis over the lease term. The obligation for the remaining lease period is disclosed in the notes to the financial statement.

Sale and leaseback transactions

     Gains related to sale and leaseback transactions are deferred and amortized in proportion to the gross rental on the time charter over the life of the charter party.

Swap agreements

     Gains on a swap of ownership in vessels are recognized in the income statement at the date of the swap transaction, except when the acquired vessels are similar to the vessels exchanged. If the swap is an exchange of similar vessels, the vessels are accounted for based on carryover value and no gain is recognized.

Income statement

Net revenues

     Net revenues comprise freight and demurrage revenues from the vessels. Net revenues are recognized if they meet the general criteria mentioned above. Accordingly, freight and demurrage revenues are recognized upon delivery of service in accordance with the charter parties concluded.

Port expenses and bunkers

     Port expenses and bunkers, which comprise port expenses and bunker fuel consumption, are recognized upon delivery of service in accordance with the charter parties concluded.

Technical running costs

     Technical  running  costs,   which  comprise  crew  expenses,   repair  and
maintenance expenses and tonnage duty, are expensed as incurred.

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

Profit from discontinued operations

     Profit from discontinued operations comprises the net profit from the Liner activity. The comparative figures for 2002 for this item include the gain from the sale of the Liner activity.

Equity income from investments in subsidiaries and associated companies

     Equity income from investments in subsidiaries and associated companies includes the Parent Company's proportional share of the net income of the individual subsidiary.

Depreciation and impairment losses

     Depreciation and impairment losses comprise depreciation of fixed assets for the period as well as the deduction in the value of vessels by the amount by which the carrying amount of the asset exceeds its recoverable amount. In the event of indication of impairment of value, the carrying amount is assessed and the value of the asset is reduced to its recoverable amount equal to the higher of value in use based on net present value of future earnings from the assets and its net selling price.

Financial items

     Financial items comprise interest income and interest expense, financing costs of finance leases, realized and unrealized exchange rate gains or losses relating to transactions in currencies other than the measurement currency, realized and unrealized gains or losses from other investments and securities, dividends received on shares and other financial income and expenses including value adjustments of financial instruments not accounted for as hedging instruments.

Balance sheet

Tangible fixed assets

     Land is measured at cost.

     Buildings  are  measured  at  cost  less   accumulated   depreciation   and
accumulated impairment losses. Buildings are depreciated on a straight-line basis over fifty years.

     Vessels are measured at cost less accumulated depreciation and accumulated impairment losses. All major components of vessels are depreciated less salvage value on a straight-line basis based on an anticipated useful life of 25 years. Costs incurred in replacing or renewing the separate assets (dry-docking costs) are capitalized and depreciated on a straight-line basis over the estimated period until the next dry-docking.

     Prepayment on vessels under construction is measured at cost incurred.

     Operating equipment is measured at cost less accumulated depreciation. Computer equipment is depreciated on a straight-line basis over three years, and other operating equipment is depreciated on a straight-line basis over five years. Operating equipment with a cost price of less than DKK 25,000 is fully depreciated in the year of acquisition.

     Leasehold improvements are measured at cost less accumulated amortization and impairment losses and leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease and the estimated useful life.

     Cost comprises acquisition cost and costs directly related to the acquisition up until the time when the asset is ready for use. The cost of vessels and vessels under construction also includes interest expenses incurred during the period of construction.

Financial fixed assets

     Investment in subsidiaries and associated entities are recognized and measured in the Annual Report of the Parent Company according to the equity method, which requires that a proportionate share of their annual net income or loss is reflected in the income statement of the Parent Company. Unrealized intercompany profits are eliminated when calculating the proportionate share of income and equity.

     The share of the net income of the subsidiaries and associated companies that has not been distributed as dividends to the Parent Company is allocated to a restricted reserve under Shareholders' equity in the Parent Company's balance sheet.

     Other investments and investments comprise shares in other companies. Listed shares are measured at the market value at the balance sheet date. Unlisted shares are measured at estimated market value.

     Realized and unrealized gains and losses resulting from valuation or sales of shares are recognized as financial items in the income statement.

     Dividends on shares in other companies are recognized as income in the period in which they are declared.

Joint ventures

     Participation in joint ventures is recorded using the proportional consolidation method in the Group accounts. The consolidated income statement includes the Group's share of income and losses of joint ventures and the consolidated balance sheet includes the Groups' share of assets and liabilities in joint ventures.

Inventories

     Inventories consist of bunkers, lubricants and spare parts and are stated at the lower of cost and net realizable value. The cost is determined by the FIFO-method.

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

Prepayments

     Prepayments comprise expenses paid relating to subsequent periods.

Own shares

     Own (treasury) shares are recognized directly as part of shareholders' equity at cost. Upon subsequent disposal of own shares, any consideration is also recognized directly in shareholders' equity.

Dividend

     Dividend is recognized as a liability at the time of declaration at the Annual General Meeting. Dividend proposed for the year is moved from retained profit and presented as a separate item in shareholders' equity.

Financial liabilities

     Mortgage debt and bank loans relating to the financing of vessels are initially measured at nominal amounts less premiums and costs incurred in the loan arrangement and subsequently at amortized cost with the difference between the loan proceeds and the nominal value being recognized in the income statement over the term of the loan.

     Financial   liabilities  also  include  the  capitalized   remaining  lease
obligation on finance leases.

     Other liabilities comprising trade payables and other liabilities are measured at amortized cost corresponding substantially to nominal value.

Accruals

     Accruals comprise receipts relating to revenue in subsequent periods.

Statement of cash flows

     The statement of cash flows shows the Group's cash flows and cash and cash equivalents at the beginning and the end of the period.

     Cash flow from operating activities is presented indirectly and is based on profit before financial items for the year adjusted for non-cash operating items, changes in working capital, income tax paid and interest paid/received.

     Cash flow from investing activities comprises the purchase and sale of tangible fixed assets and financial fixed assets, except for profit/loss on sale of vessels, which is included in the cash flows from operating activities.

     Cash flow from financing activities comprises changes in long-term debt, bank loans, purchase or sales of own shares and dividend paid to shareholders.

     Cash and cash equivalents comprise cash in hand and highly liquid bonds. Shares are not included.

Earnings per share/diluted earnings per share

     Basic earnings per share (EPS) are computed by dividing consolidated profit or loss available to common shareholders by the weighted average number of common shares outstanding during the period. Own shares are not included in the calculation. Purchases and sales of own shares during the periods are weighted based on the remaining period.

     Diluted EPS are computed by dividing consolidated profit or loss available to common shareholders by the sum of weighted average number of common shares outstanding and the weighted average number of all potentially dilutive shares. Such potentially dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share.

United States generally accepted accounting principles

     As a consequence of the registration of American Depository Receipts (ADR) with the United States Securities and Exchange Commission (SEC), the Company has prepared a summary of the effect on net income and shareholders' equity as if the financial statements had been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

NOTE 2  - NET EARNINGS FROM SHIPPING ACTIVITIES (in DKK million)

                                                         For the year ended December 31, 2002
                                                                         Not
                                             Tank          Bulk          allocated     Total
                                            ----------------------------------------------------
SEGMENT INFORMATION
INCOME STATEMENTS
Net revenue                                      904.1        591.8          42.7       1,538.6
Port expenses and bunkers                       (228.9)      (322.3)         (4.5)       (555.7)
                                             ---------    ---------        ------     ---------
Time Charter Equivalent Earnings                 675.2        269.5          38.2         982.9

Charter hire                                    (200.4)      (242.4)        (20.7)       (463.5)
Technical running costs                         (159.4)       (44.1)        (13.9)       (217.4)
                                              ---------    ---------        ------     ---------
Gross profit (Net earnings from
shipping activities)                             315.4        (17.0)          3.6         302.0
Profit from sale of vessels and
interests                                         12.2          4.8           0.0          17.0
Administrative expenses                          (77.9)       (21.8)         (1.6)       (101.3)
Other operating income                            53.4          1.8           0.0          55.2
                                              ---------    ---------        ------     ---------
Profit before depreciation                       303.1        (32.2)          2.0         272.9
Depreciation                                    (136.0)       (22.2)         (0.2)       (158.4)
                                              ---------     ---------        ------     ---------
Profit before financial items                    167.1        (54.4)          1.8         114.5
Financial items                                  (9.5)         (0.6)         16.0           5.9
                                             ---------     ---------       ------     ---------
Profit/(loss) before tax                         157.6        (55.0)         17.8         120.4
Tax on profit on ordinary activities               0.0          0.0         360.2         360.2
                                             ---------     ---------        ------     ---------
Profit from continuing operations                157.6       (55.0)         378.0         480.6
Profit  before  tax  from   discontinued
operations                                         0.0          0.0          69.8          69.8
Tax on discontinued operations                     0.0          0.0           0.0           0.0
                                             ---------    ---------        ------     ---------
Net profit/(loss) for the year                   157.6        (55.0)        447.8         550.4

BALANCE                                                      As of December 31, 2002

Fixed assets                                   2,574.9        299.6         313.6       3,188.1
Total assets                                   2,741.8        434.5         837.3       4,013.6
Total liabilities                              1,866.6        353.9         169.7       2,390.4

     With reference to the Departmental order on exemption from the Danish Financial Statements Act section 5, no. 4, item 1, no segment information for the Parent Company is provided.

     The unrealized gain on the NORDEN shares, reversal of deferred tax, the Company's Offshore activities and the termination of the Liner activity are included in "Not allocated".

                                                    For the year ended December 31, 2003
                                                                         Not
                                            Tank          Bulk           allocated     Total
                                           ---------------------------------------------------
SEGMENT INFORMATION
INCOME STATEMENTS
Net revenue                                    1,115.1        793.3          19.6      1,928.0
Port expenses and bunkers                       (319.0)      (308.0)          5.9       (621.1)
                                              ---------    ---------       ------     ---------
Time Charter Equivalent Earnings                 796.1        485.3          25.5       1,306.9
Charter hire                                     (83.5)      (309.6)        (11.8)       (404.9)
Technical running costs                         (195.1)       (43.0)        (16.7)       (254.8)
                                              ---------     --------      --------     ---------
Gross Profit (Net earnings from
shipping activities)                             517.5        132.7         (3.0)         647.2
Profit from sale of vessels and interest          (0.)          0.0           0.0          (0.5)
Administrative expenses                          (88.8)       (30.1)         (7.2)       (126.1)
Other operating income                            50.9          0.4           0.1          51.4
                                              --------     --------      --------      --------
Profit before depreciation                       479.1        103.0         (10.1)        572.0
Depreciation                                    (154.6)       (21.7)         (0.6)       (176.9)
                                              --------     --------      --------      --------
Profit before financial items                    324.5         81.3         (10.7)        395.1
Financial items                                  (33.8)         4.5         685.9         656.6
                                              --------     --------      --------      --------
Profit/(loss) before tax                         290.7         85.8         675.2       1,051.7
Tax on profit on ordinary activities               0.0          0.0          (0.7)         (0.7)
                                             ---------    ---------        ------     ---------
Profit from continuing operations                290.7         85.8         674.5       1,051.0
Profit  before tax from discontinued
operations                                         0.0          0.0           0.0           0.0
Tax on discontinued operations                     0.0          0.0           0.0           0.0
                                              --------     --------      --------      --------
Net profit/(loss) for the year                   290.7         85.8         674.5       1,051.0

BALANCE                                                       As of December 31, 2003

Fixed assets                                   2,774.0        400.1         995.2       4,169.3
Total assets                                   3,338.2        542.5       1,013.0       4,893.7
Total liabilities                              1,982.6        382.6          64.1       2,429.3

     With reference to the Departmental order about exemption to the Danish Financial Statements Act section 5, no. 4, item 1, no segment information for the Parent Company is provided.

     The unrealized gain on NORDEN shares, the Company's Offshore activities and the termination of the Liner activity are included in "Not allocated".

NOTE 3  - STAFF COSTS (in DKK million)

                                               For the years ended December 31

                                                 2001         2002        2003
                                                 ----         ----        ----
Total staff costs
Staff costs  included in  technical              29.5         33.2        52.8
running costs
Staff     costs     included     in
administrative  expenses and profit
before   tax   from    discontinued
operations                                       81.3         67.4        71.6
                                             ---------    ---------   ---------
Total                                           110.8        100.6       124.4
                                            ---------    ---------    --------
Staff costs comprise the following
Wages and salaries                              101.1         90.5       112.4
Pension costs                                     8.5          9.7        11.2
Other social security costs                       1.2          0.4         0.8
                                            ---------    ---------   ---------
Total                                           110.8        100.6       124.4
                                            ---------    ---------    --------
Hereof  remuneration  to the  Board
of  Directors  and  salaries to the
Management
Board of Directors                                0.7          1.4         1.4
Management                                        7.6          5.2        10.8
                                            ---------    ---------   ---------
Total                                             8.3          6.6        12.2
                                            ---------    ---------   ---------

Number of employees

     The average number of staff in the Parent Company in the financial year was 277 (the Group 280). The equivalent figure for 2002 was 250 (the Group 251). The majority of the staff on vessels owned by subsidiaries and associated companies are not employed by TORM.

                                                        Total options            Option allocation per year
                                                          2003             2001           2002               2003
Share option program - 2001 to 2003

Board of Directors
Allocated                                                52,910            12,210           20,350            20,350
Exercised in 2003                                        (8,140)           (4,070)          (4,070)                0
                                                   ------------      ------------     ------------      ------------
Not exercised at 31 December 2003                        44,770             8,140           16,280            20,350
                                                   ------------      ------------     ------------      ------------
Management
Allocated                                               231,710            53,470           89,120            89,120
Exercised in 2003                                      (142,590)          (53,470)         (89,120)                0
                                                   ------------      ------------     ------------      ------------
Not exercised at 31 December 2003                        89,120                 0                0            89,120
                                                   ------------      ------------     ------------      ------------
Key Employees
Allocated                                               317,320           103,060          107,130           107,130
Exercised in 2003                                      (210,190)         (103,060)        (107,130)                0
                                                   ------------      ------------     ------------      ------------
Not exercised at 31 December 2003                       107,130                 0                0           107,130
                                                   ------------      ------------     ------------      ------------
Resigned persons
Allocated                                               197,310            73,910           61,700            61,700
Exercised in 2003                                      (120,190)          (69,420)         (50,770)                0
                                                   ------------      ------------     ------------      ------------
Not exercised at 31 December 2003                        77,120             4,490           10,930            61,700
                                                   ------------      ------------     ------------      ------------
Total  number of not  exercised at 31 December
2003                                                    318,140            12,630           27,210           278,300
                                                     ----------      ------------     ------------      ------------

Not exercised in per cent of common shares                1.75%             0.07%            0.15%             1.53%


     The classification has been adjusted to reflect the persons associated with TORM as of December 31, 2003.

     In 2001, a share option compensation plan for 20 of our Board members, executives and key employees was introduced. The plan grants 799,250 options to employees, which are priced at three different dates, 242,560 in 2001, 278,300 in 2002 and 278,300 in 2003. Option holders may exercise their options in specified periods and choose to purchase the Company's shares at the strike price or receive a cash payment equivalent to the difference between the strike price and the share price.

     The individual must be employed at the grant date to receive that year's options.

     The share options for 2001 were priced on February 20, 2001, the share options for 2002 were priced on March 20, 2002 and the share options for 2003 were priced on February 27, 2003. The 2001 share options are exercisable at a price of DKK 54 per share, the 2002 share options at a price of DKK 58.5 per share and the 2003 share options at a price of DKK 62.6 per share. The share options can be exercised at the earliest in one year and at the latest in three years and four weeks after the allocation, observing the rules concerning insider trading.

     In 2003, 481,110 options have been exercised as compared to 0 options in 2002, and the related cost amounting to DKK 10.1 million as compared to DKK 0 million in 2002 has been recognized in shareholders' equity. The total number of options not exercised as of December 31, 2003 is 318,140, which equates 1.75% of the common shares. The Company has acquired own shares to cover the share option program. The cost of the shares has been recognized directly in (held in treasury) shareholders' equity.

     According to the Black-Scholes model, the theoretical market value of the unexercised part of the share option program is estimated at DKK 41.1 million as compared to DKK 7.9 million in 2002 at the balance sheet date.

     The key assumptions of the Black-Scholes model are:

     o The average dividend equals 3.75% (as compared to 3.48%in 2002) of the average share price for the period.

     o The volatility is estimated at 112.89% (as compared to 33.21% in 2002).

     o The risk free interest rate based upon expiry of the options applies to between 2.24 % and 2.99% (as compared to 2.96% and 3.49% in 2002).

     o The quoted share price as of December 31, 2003 is 180.49 DKK/share (as compared to 56.43 DKK/share in 2002).

NOTE 4 - ADMINISTRATIVE EXPENSES (in DKK million)

                                          For the year ended December 31
                                               2001     2002    2003
                                               ----     ----    ----
Parent company                                102.5     93.7   121.9
Subsidiaries and associated companies          10.9      7.6     4.2
                                            -------   ------   -----
                                              113.4    101.3   126.1
                                            -------   ------   -----

Remuneration to the auditors appointed at the annual general meeting

                                               2001     2002    2003
                                               ----     ----    ----

Ernst & Young
Fee statutory audit                                              0.6
Audit-related fees                                               0.9
                                                               -----
Total audit and audit-related fees                               1.5
Tax fees                                                         0.1
All other fees                                                   0.0
                                            -------   ------   -----
Total fees, Ernst & Young                       3.6      3.4     1.6
                                            -------   ------   -----

Deloitte
Fee statutory audit                                              1.3
Audit-related fees                                               3.3
                                                               -----
Total audit and audit-related fees                               4.6
Tax fees                                                         0.4
All other fees                                                   0.0
                                            -------   ------   -----
Total fees, Deloitte                           10.2      6.1     5.0
                                            -------   ------   -----

NOTE 5 - FINANCIAL FIXED ASSETS (in DKK million)

                                                       2002    2003
                                                       ----    ----
Cost:
Balance as of  January 1                                23.3   271.3
Additions                                              248.0     0.2
Disposals                                                  -    (2.9)
                                                      ------   -----
Cost as of December 31                                 271.3   268.6
                                                      ------   -----
Value adjustment:
Balance as of January 1                                 17.1    19.8
Change in market value                                   2.7   688.1
                                                       -----   -----
Balance as of December 31                               19.8   707.9
                                                      ------   -----

Write downs:
Balance as of January 1                                 (2.7)   (1.0)
Write downs for the year                                 1.7     0.5
                                                      ------   -----
Write downs as of December 31                           (1.0)   (0.5)
                                                      ------   -----

Book value as of December 31                           290.1   976.0
                                                      ------   -----

NOTE 6 - TANGIBLE FIXED ASSETS (in DKK million)

                                                                                  Prepayment     Other
                                                                    Vessels and   on vessels     plant and
                                     Leasehold         Land and     capitalized   under con-     operating
                                     improvements     buildings     dry-docking   struction      equipment    Total
                                     ---------------------------------------------------------------------------------
Cost:
Balance as of January 1, 2003                10.4           7.2       3,558.9        388.0          30.8       3,995.3
Change in accounting policies                 0.0           0.0          48.8        (57.7)          0.0          (8.9)
                                         --------      --------      --------     --------      --------      --------
Balance as of January  1, 2003 as
   restated                                  10.4           7.2       3,607.7        330.3          30.8       3,986.4
Exchange rate adjustment                     (0.5)          0.0        (572.8)       (52.5)          0.0       (625.8)
Additions                                     0.0           0.0       1,055.3        816.4          10.7       1,882.4
Disposals                                     0.0           0.0       (212.1)       (864.9)        (11.8)     (1,088.8)
                                         --------      --------      --------     --------      --------      --------
Cost as of December 31, 2003                  9.9           7.2       3,878.1        229.3          29.7       4,154.2
                                         --------      --------      --------     --------      --------      --------
Depreciation and impairment
losses:

Balance as of January 1, 2003                 5.4           4.7         977.5          0.0          14.0       1,001.6

Change in accounting policies                 0.0           0.0          86.7          0.0           0.0          86.7
                                         --------      --------      --------     --------      --------      --------
Balance as of January 1, 2003
   as restated                                5.4           4.7       1,064.2          0.0          14.0       1,088.3
Exchange rate adjustment                     (0.5)          0.0        (179.9)         0.0           0.0        (180.4)
Additions                                     0.0           0.0           0.0          0.0           0.0           0.0
Disposals                                     0.0           0.0        (116.2)         0.0          (7.7)       (123.9)
Depreciation for the year                     2.7           0.1         165.8          0.0           8.3         176.9
                                         --------      --------      --------     --------      --------      --------

Balance as of December 31, 2003               7.6           4.8         933.9          0.0          14.6         960.9
                                         --------      --------      --------     --------      --------      --------
Book value as of December 31, 2003            2.3           2.4       2,944.2        229.3          15.1       3,193.3
                                         --------      --------      --------     --------      --------      --------
Hereof finance leases                         0.0           0.0         189.8          0.0           0.0         189.8
                                         --------      --------      --------     --------      --------      --------
Hereof interest included in cost              0.0           0.0           8.5          0.0           0.0           8.5
                                         --------      --------      --------     --------      --------      --------
Book value as of December 31, 2002            5.0           2.5       2,543.4        330.3          16.8       2,898.0
                                         --------      --------      --------     --------      --------      --------

     As of January 1, 2003 the value of land and buildings assessed for Danish tax purposes amounted to DKK 2.9 million (book value DKK 2.4 million) as compared to DKK 2.9 million as of January 1, 2002.

     Included in the book value for vessels are capitalized dry-docking costs in the amount of DKK 42.6 million as compared to DKK 44.0 million in 2002 in the Group.

NOTE 7 - FINANCIAL ITEMS (in DKK million)

                                               For the years ended December 31
                                                    2001        2002       2003
                                                    ----        ----       ----
Financial income
Interest income                                     43.2        30.2       19.2
Gain on other investments and securities*            2.7        14.5      685.7
Dividends                                            2.6         1.3        8.0
Fair value adjustment of
derivative financial instruments                     0.0        42.9       23.3
                                                --------    --------   --------
                                                    48.5        88.9      736.2
                                                --------    --------   --------
Financial expenses
Interest expense on mortgage and bank debt         119.1        75.7       73.7
Loss on other investments and securities             5.7         0.0        4.0
Exchange rate adjustments                            2.6         6.9        1.3
Fair value adjustment of
derivative financial instruments                    17.0         0.0        0.0
Other interest expenses                              0.6         0.3        0.6

                                                --------    --------   --------
                                                   145.0        82.9       79.6
                                                --------    --------   --------
Total financial items                             (96.5)         6.0      656.6
                                                --------    --------   --------


*Includes unrealized gain on the NORDEN shares of DKK 681 million in 2003 as compared to DKK 8 million in 2002.

NOTE 8 - TAXES (in DKK million)

                                                For the years ended December 31
                                                    2001        2002       2003
                                                    ----        ----       ----
  TAX ON PROFIT FOR THE YEAR AND DEFERRED TAX

  Tax on profit for the year                      (166.0)        0.0       (0.7)
  Adjustment of deferred tax                          0.0      360.1        0.0
                                                --------    --------   --------
  Tax on profit for the year                      (166.0)      360.1       (0.7)
                                                --------    --------   --------

  Changes in deferred tax
  Balance as of 1 January 2003                     194.1       360.1        0.0
                                                --------    --------   --------

  Tax on:
  Profit for the year                              166.0         0.0        0.0
  Adjustment deferred tax due to tonnage tax         0.0      (360.1)       0.0
                                                --------    --------   --------
  Provision for the year                           166.0      (360.1)       0.0
                                                --------    --------   --------
  Balance as of December 31, 2003                  360.1         0.0        0.0
                                                --------    --------   --------
  Effective corporate tax rate
  Group                                             30.0%        0.0%       0.0%

     The Parent Company paid no tax in 2002 and 2003.

     The   Company   participates   in  the   tonnage  tax  scheme  in  Denmark.
Participation in the tonnage tax scheme is binding until December 31, 2010.

     The deferred tax status December 31, 2003 related to the assets and liabilities as of the date for entering the tonnage taxation scheme equals DKK 355 million as compared to DKK 367 million in 2002. The Company has not accrued for the deferred tax status as of December 31, 2003, as the deferred tax status will only become payable if the Company's participation in the tonnage tax scheme is abandoned or if the Company's level of investment and activity is significantly reduced.

     The Company expects to participate in the tonnage tax scheme after the expiration of the binding period and at a minimum to maintain its current investing and activity level.

NOTE 9 - (in DKK million)

                                             For the years ended December 31
                                             2001        2002        2003
                                             ----        ----        ----

DISCONTINUED OPERATIONS

INCOME STATEMENTS
Net revenue                                     580.7       401.0         0.0
Port  expenses,   Bunkers,  Charter
hire  and  Technical running costs             (535.4)     (379.8)        0.0
                                            ---------   ---------   ---------
Gross profit (Net earnings
from shipping activities)                        45.3        21.2         0.0

Profit from sale of vessels and interests         3.2        59.9         0.0
Administrative expenses                        (16.1)      (14.5)         0.0
Other operating income                            1.5         0.0         0.0
                                            ---------   ---------   ---------
Profit before depreciation                       33.9        66.6         0.0
Depreciation                                   (14.5)       (5.2)         0.0
                                            ---------   ---------   ---------
Profit before financial items                    19.4        61.4         0.0
Financial items                                 (2.0)         8.4         0.0
                                            ---------   ---------   ---------
Profit before tax                                17.4        69.8         0.0
Tax on profit on ordinary activities              0.0         0.0         0.0
                                            ---------   ---------   ---------
Net profit for the year                          17.4        69.8         0.0
                                            ---------   ---------   ---------

     The Company sold the Liner activity in September 2002. The comparative figures in the Annual Report have been restated only to reflect the continuing operations. The result in the Liner activity is presented in two separate items in the income statements.

     The two items are named 'Profit before tax from discontinued operations' and 'Tax on discontinued operations'.

     The note above specifies the profit on discontinued operations.

NOTE 10 - COMMON SHARES (in DKK million)

                                                          As of December 31
                                                      2002             2003
                                                      ----             ----

The Company's  share  capital,  totaling DKK
182 million,  consists of common
shares in the denomination of DKK 10 per share.      182.0            182.0


         There has been no changes to the Company's share capital in the past four years.

OWN SHARES

                                  2002          2003          2002          2003             2002          2003
                                 Thousands     Thousands    Nominal value   Nominal value    % of share    % of share
                                 of shares     of shares    DKK million     DKK million      capital       capital
                                 ---------     ---------    -----------     -----------      -------       -------
OWN SHARES
Balance as of 1 January            871.5       881.4         8.7            8.8              4.7           4.8
Purchase                           144.1         0.0         1.4            0.0              0.8           0.0
Sale                              (134.2)        0.0        (1.3)           0.0             (0.7)          0.0
                                  ------       -----        ------          -----           -----          -----
Balance as of December 31          881.4       881.4         8.8            8.8              4.8           4.8

     As of December 31, 2003 the Company's holding of own (treasury) shares represented 881,368 shares as compared to 881,368 shares in 2002 at denomination DKK 10 per share, with a total nominal value of DKK 8.8 million as compared to DKK 8.8 million in 2002 and a total market value of DKK 159.1 million as compared to DKK 49.7 million in 2002. The retained shares equate to 4.8% as compared to 4.8% in 2002 of the Company's common shares.

     Total consideration in respect of the purchase of own share was DKK 0 as compared to DKK 7.5 million in 2002 whereas total consideration for the sale of shares was DKK 0 as compared to DKK 6.7 million in 2002. Of this holding 318,140 own shares are held as a hedge of the Company's share option program. The remaining shares will be used for further development of the capital structure, for financing or execution of acquisitions, for sale or for other types of transfers.

NOTE 11 -  (in DKK million)

                                                     As of December 31
ACCRUALS                                           2002           2003
                                                   ----           ----

Deferred gain related to sale and
lease back transactions                            73.5          52.9
Other                                               7.7           1.8
                                              ---------      --------
                                                   81.2          54.7
                                              ---------      --------


NOTE 12 - MORTGAGE DEBT, BANK LOANS AND CAPITALIZED LEASE OBLIGATIONS (in DKK million)

                                                     As of December 31
To be repaid as follows:                           2002           2003
                                                   ----           ----

Next year's repayments                            298.1         476.1
Falling due within 5 years                      1,075.9         846.9
Falling due after 5 years                         659.5         853.8
                                               --------      --------
                                                2,033.5       2,176.8
                                              ---------      --------

                                 Effective       Effective   Book       Book
                        Fixed/   interest        interest     value     value
          Maturity    floating   2002            2003         2002      2003
          --------    --------   ----            ----         ----        ----

LOAN
USD           2003    Floating        3.5%           -         63.7         0.0
USD           2004    Floating        3.4%        3.1%        345.7       299.9
USD           2005    Floating        4.0%        2.2%        187.9       132.2
USD           2006    Floating        3.4%        2.0%         63.7        77.4
USD           2007    Floating        4.1%        4.3%        333.1       252.2
USD           2008    Floating        3.8%        2.7%         76.4        52.5
USD           2009    Floating        5.3%        2.9%        260.8       200.4
USD           2012    Floating        4.0%        4.1%        702.2       742.8
USD           2013    Floating           -        2.4%          0.0       419.4

Weighted average effective
interest rate                         4.0%        3.3%
Book value                                                  2,033.5     2,176.8
                                                          ---------   ---------

NOTE 13 - OTHER LIABILITIES (in DKK million)

                                                  As of December 31
                                                 2002          2003
                                                 ----          ----

Partners and commercial managements              21.1          12.4
Accrued interests                                11.3          12.3
Wages and social expenses                        14.7          17.7
Derivative financial instruments                 35.4          32.9
Miscellaneous, including items related
to shipping activities                           28.6          26.5
                                              -------       -------
                                                111.1         101.8
                                              -------       -------

NOTE 14 - COLLATERAL SECURITY (in DKK million)

Collateral security for mortgage debt, bank loans and bareboat charters:
                                                As of December 31
                                               2002          2003
                                               ----          ----

Vessels                                       1,713.6       1,942.4
Bonds                                           184.6          51.2
Cash and cash equivalents                         1.5           0.4
                                            ---------     ---------
                                              1,899.7       1,994.0
                                            ---------     ---------

NOTE 15 - GUARANTEE AND CONTINGENT LIABILITIES (in DKK million)

                                                As of December 31
                                               2002          2003
                                               ----          ----

Guarantee liabilities                           3.9           3.9
                                            -------       -------


         The guarantee liabilities relate to guarantees to the Danish Ship Finance and Danish Shipowners' Association.

         The Company has contracted 6 vessels (2002: 6 vessels), an investment totaling DKK 1.310 million as compared to DKK 1.464 million in 2002.

         The Company is jointly and severally liable with its jointly taxed subsidiaries for tax on income subject to consolidated taxation.

CONTRACTUAL LIABILITIES
Charterhire for vessels on time charter:
                                                 2002          2003
                                                 ----          ----

Next year's payments                            456.2         323.1
Falling due within 5 years                      568.4         772.9
Falling due after 5 years                       356.1         208.2
                                            ---------     ---------
                                              1,380.7       1,304.2
                                            ---------     ---------
Average period until redelivery (years)           1.5           2.3

     In addition to the above-mentioned contractual liabilities for vessels on time charter, the Company has entered into lease contracts regarding office space in Copenhagen and Singapore. The Copenh agen office comprises approximately 3,000 square meters and is leased until July 2010 at a rate of DKK
4.4 million per year. The Singapore office comprises approximately 120 square meters and is leased until May 31, 2005 at a rate of DKK 0.3 million per year. Furthermore, the Company has leased an apartment in Singapore until June 21, 2005 at a rate of DKK 0.2 million per year.

     Furthermore the Company has entered into various IT-related contracts at a total yearly rate amounting DKK 2.0 million. The greater part of these contracts typically expires after 1.5 - 2.5 years.

NOTE 16 - FAIR VALUE OF DERIVATIVE FINANCIAL INSTRUMENTS (in DKK million)

                                                              Fair value adjustments
                                 Fair                 Income        Income             Shareholders'     Fair value as
                                 value as             statement     statement          equity            of December
                                 of January 1,2003    Net revenue   Financial items    Retained profit   31, 2003
                                 -----------------    -----------   ---------------    ---------------   --------
Cross currency swaps                9.5                  0.0          25.4               0.0             34.9
Forward rate contracts              0.0                  0.0          (0.3)              2.3              2.0
Interest rate swaps               (44.9)                 0.0          (0.3)             13.8            (31.4)
Currency options                    0.0                  0.0          (1.5)              0.0             (1.5)
Bunker hedge                        1.2                  0.0           0.0              (1.2)             0.0
Forward Freight Agreement           0.0                  1.3           0.0               0.0              1.3
                                 ------               ------         ------            ------           ------
                                 (34.2)                  1.3           23.3              14.9             5.3
                                 ------               ------         ------            ------           ------

NOTE 17 - RELATED PARTY TRANSACTIONS

     The members of the Company's Board of Directors and Senior Management, near relatives to these persons, and companies where these persons have control or exercise significant influence are considered as related parties with significant influence.

     Mr. Niels Erik Nielsen, Chairman of the Board of Directors, is a partner in the law firm Bech-Bruun Dragsted. Bech-Bruun Dragsted has rendered legal assistance during 2003. During the fiscal year ended December 31, 2003, the firm's fees paid by the Company were DKK 0.4 million as compared to DKK 1.6 million in 2002.

     Mr. Ditlev Engel, a member of the Board of Directors, is also Managing Director of Hempel A/S, a private company that produces and sells marine paints and coatings worldwide. During the fiscal year ended December 31, 2003, the Company purchased marine paints and coatings at market rates from Hempel A/S in the amount of DKK 2.4 million as compared to DKK 0.7 million in 2002.

     Management remuneration is disclosed in Note 3.

     Mr. Gabriel Panayotides, a member of the Board of Directors, has served as the head of operations of Maryville Maritime Inc. since 1983. Maryville Maritime Inc. chartered one vessel to the TORM Panamax bulk carrier pool in the period from January 1 to February 22, 2002, after which the vessel was redelivered. In 2001, we entered into a pooling and commercial management agreement with Maryville Maritime Inc. in connection with our Panamax bulk carrier vessels.

     It is considered that no single person has control over the Company.

NOTE 18 - RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP)

     The Company's Annual Report has been prepared in accordance with accounting principles generally accepted in Denmark (Danish GAAP), which differs in certain respects from U.S. GAAP.

     The following is a summary of the adjustments to net income for the years ended December 31, 2001, 2002 and 2003 and shareholders' equity as of those dates, necessary to reconcile those to net income and shareholders' equity determined in accordance with U.S. GAAP.


Reconciliation of Net income for the year to U.S. GAAP Net income (in DKK million)

                                                   Notes          2001       2002         2003
                                                   -----          ----       ----         ----
Net  income  as  reported   under   Danish  GAAP                 367.4      550.5        1,051.0
(restated)

Dry-docking costs                                   a)           (10.5)     (21.9)          (0.4)
Write-down on vessels                               b)             0.0      (12.3)           1.0
Marketable securities                               c)             5.0       (4.4)        (685.5)
Sale/leaseback transactions                         d)             4.6        1.2            0.0
Derivative financial instruments                    e)             3.0      (32.4)          15.1
Stock options                                       f)             0.0        0.0          (43.6)
Tonnage Taxation (deferred tax)                     g)             0.0     (367.3)          12.1
Tax effect of U.S. GAAP adjustments                 h)             5.3      (27.8)           0.0
                                                              --------     --------       -------
Net income in accordance with U.S. GAAP                          374.8       85.6          349.7
                                                              ========     ========       =======


Reconciliation of Shareholders'  equity for the year to U.S. GAAP  Shareholders'
Equity (in DKK million)


                                                   Notes          2001       2002         2003

Shareholders'  equity as reported  under  Danish               1,354.7    1,623.4        2,464.3
GAAP  (restated)

Dry-docking costs                                   a)           (32.9)     (47.4)         (40.2)
Write-down on vessels                               b)             0.0      (12.3)         (11.3)
Marketable securities                               c)             0.0        0.0            0.0
Sale/leaseback transactions                         d)             0.5        0.0            0.0
Derivative financial instruments                    e)             1.3        0.0            0.0
Stock options                                       f)             0.0        0.0          (33.5)
Tonnage Taxation (deferred tax)                     g)             0.0     (367.3)        (355.3)
Tax effect of U.S. GAAP adjustments                 h)            28.1         0.0           0.0
                                                              --------     --------       -------
Shareholders' equity in accordance with U.S. GAAP              1,351.7      1,196.4      2,024.0
                                                              ========     ========       =======

     As discussed in Note 1, the Company has restated its Danish GAAP results in connection with its change in accounting policy regarding measurement currency. This has resulted in a change in certain of the U.S. GAAP adjustments.

     The Group's accounting policies under Danish GAAP have been described below where these differ from U.S. GAAP:

     a) Dry-docking costs

     Under Danish GAAP when a vessel is delivered, the Company estimates the useful life of the major components of its vessels, which are usually replaced or renewed in connection with a docking, and depreciates these components over the period to the first docking. The Company subsequently capitalizes dry-docking costs as incurred and depreciates these over the period until the next docking.

     Under U.S. GAAP, the Company accounts for the docking costs (provision for repairs) by accruing for the estimated dry dock costs involved in the next docking over the period to the next docking. The following represents the movement in the provision for repairs during the year ended December 31, 2001, 2002 and 2003:

(in thousands  of DKK)

                                        2001          2002         2003
                                        ----          ----         ----

Beginning Balance                       27,151       41,294      31,663

Charged to expenses                     24,790       29,889      23,807
Utilization                            (10,287)     (33,357)    (27,677)
Exchange rate conversion                  (360)      (6,163)     (4,658)
                                     ----------     ----------  ----------
Ending Balance                          41,294       31,663      23,135

     b) Write-down on vessels

     In 1998 the Company recognized an impairment charge of DKK 80 million for certain vessels on capital leases as the carrying value at the time exceeded the fair value of these vessels. Under Danish GAAP, impairment losses are reversed in subsequent periods if the fair value increases. During 2002, the Company recorded a reversal of the impairment loss of DKK 12.3 million for the increase in fair value of the assets.

     Under U.S. GAAP, impairment losses cannot be reversed. This results in a difference in depreciation between U.S. GAAP and Danish GAAP.

     c) Unrealized gain/(losses) on marketable securities

     Under Danish GAAP, the Company's marketable securities are classified as available-for-sale, which under Danish GAAP means that unrealized gains and losses on these are recorded as financial items in the income statement.

     Under U.S. GAAP, the Company must classify its investments in marketable securities as either trading, available-for-sale or held to maturity, as required by Statement of Financial Accounting Standards No 115 "Accounting for Certain Investments in Debt and Equity Securities." In 2002, the Company classified its investments in equity securities as available-for-sale and its investments in bonds as trading. From January 1, 2003 the bonds have been classified as available-for-sale due to a decrease in the trading activities. Unrealized gains and losses on available-for-sale investments are recorded as a component of shareholder's equity unless there is an other than temporary impairment of the securities. There were no other than temporary impairments in any period presented.

     d) Sale/leaseback transactions

     During the year ended December 31, 2000, the Company sold five of its vessels and chartered (leased) them back under time charter agreements.

     Under Danish GAAP, the Company has calculated a gain of DKK 147.1 million, which has been deferred and amortized in proportion to the gross rental on the time charters over the life of the related agreements.

     Under U.S. GAAP, the gain has been deferred and amortized in a similar way, but the gain on disposal is different under U.S. GAAP due to the treatment of dry-docking costs as described under item a) above. The initial difference between the gain under Danish GAAP and U.S. GAAP is DKK 14.8 million, which through amortization in 2000, 2001 and 2002 has been reduced to DKK 0 at the end of 2002.

     e) Derivative Financial Instruments

     The U.S. GAAP reconciling items regarding derivatives for the years 2001, 2002 and 2003 have been summarized below. The U.S. GAAP adjustments for 2001 and 2002 have changed since the presentation in the 2002 financial statements as a result of the restatement of Danish GAAP results.

(in thousands of DKK)                           2001                             2002                    2003

                                      Income          Shareholders'    Income        Shareholders'   Income      Shareholders'
                                      statement       equity           statement     equity          statement   equity
                                      ---------       ------           ---------     ------          ---------   ------
Foreign currency contracts             10,672            3,951          (3,951)      0                    0      0
Interest rate swaps                   (5,779)          (2,604)         (31,526)      0               16,209      0
Fuel price agreements                 (1,907)                0            3,056      0              (1,121)      0
                                      ----------------------------------------------------------------------------------------
Total U.S. GAAP adjustment              2,986            1,347         (32,421)      0               15,088      0
                                      ----------------------------------------------------------------------------------------

     Under Danish GAAP, derivative financial instruments are recognized in the balance sheet at fair value. For fair value hedges the change in fair value is set-off against the change in fair value of the hedged balance item. For cash-flow hedges the change in fair value on the contract is recorded as a component of shareholders' equity and then transferred to the income statement when the hedged item is realized. The change in fair value on contracts that do not qualify for hedge accounting is recorded in the income statement at the end of each period.

     Under U.S. GAAP, the Company accounts for its derivative financial instruments at fair value with changes reflected in the income statement except where the Company designates derivative financial instruments as hedges. For derivatives treated as hedges, the treatment is consistent with that under Danish GAAP.

     Foreign currency contracts

     During the years presented, the Company entered into a variety of contracts to manage its foreign currency exposure as it reports in DKK in its local market but operates a substantial portion of its business in USD. Prior to the Company's change to a USD measurement currency, this resulted in U.S. GAAP differences as these were considered hedges for Danish GAAP but not U.S. GAAP. This difference has been eliminated as a result of the change to a USD measurement currency, and no USD/DKK contracts are treated as hedges.

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

     Interest rate swaps

     The Company has entered into interest rate swaps to hedge the interest rate risk on the long-term loans obtained to finance vessel purchases.

     Under Danish GAAP, the interest rate swaps qualify as cash flow hedges and are recorded at fair value in the balance sheet and as a component of shareholders' equity. The fair values of the hedges are released from shareholders' equity when interest is paid on the loans.

     Under U.S. GAAP prior to the adoption of SFAS No 133 the interest rate swaps were accounted for in a manner similar to cash flow hedges. As of January 1, 2001, the Company adopted the provisions for SFAS No 133 and did elect not to account for the instruments as hedges. The Company recorded a transition adjustment in the amount of the fair value at January 1, 2001 for all material derivatives. The transition adjustment of DKK 6.9 million has been recorded as a derivative asset and as a component of other comprehensive income. The Company reverses the amount based on the effective interest method over the remaining contract period.

     Subsequent to the adoption of SFAS No 133, the Company has accounted for changes in fair value of the interest rate swaps as a component of income. However, beginning on October 1, 2003 the Company elected to apply hedge accounting to interest rate swaps designated as cash flow hedges. During the year ended December 31, 2001 the Company recorded a loss on interest rate swaps of DKK 12.2 million and reclassified its DKK 6.4 million of the transition adjustment recorded on adoption of SFAS No 133 to income. During the year ended December 31, 2002, the Company recorded a loss on interest rate swaps of DKK
32.1 million and reclassified the remaining DKK 0.5 million of the transition adjustment to income. During the year ended December 31, 2003 the Company recorded a gain on interest rate swaps of DKK 16.2 million in the income statement and a loss on interest rate swaps designated as cash flow hedges of DKK 2.4 million was recorded as a component of shareholders' equity.

     Fuel price agreements

     The Company has entered into fuel price agreements to hedge the price of fuel for the Company's vessels.

     Under Danish GAAP, the fuel price agreements qualify as cash flow hedges and are recorded at fair value in the balance sheet and as a component of shareholders' equity. The fair values of the hedges are released from shareholders' equity when the bunkers are purchased.

     Under U.S. GAAP, the Company accounts for changes in fair value of the fuel price agreements as a component of income. During the year ended December 31, 2001 the Company recorded a loss on fuel price agreements of DKK 1.9 million, during the year ended December 31, 2002, the Company recorded a gain on fuel price agreements of DKK 3.1 million, and during the year ended December 31, 2003 the Company recorded a loss on fuel price agreements of DKK 1.1 million.

     f) Stock options and stock grants

     In accordance with the Company's Danish accounting principles, the difference between the exercise price and the market price of the shares at the date the options are granted is recognized as a compensation expense in the income statement. At the time of exercise, the amounts paid to the employees for options that are cash settled are recognized directly in shareholders' equity.

     Under U.S. GAAP, stock-based compensation is accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, the Company recognizes compensation expense for the difference between the exercise price and market price at the measurement date. The Company's stock grants are accounted for under the fixed plan accounting and stock options are accounted for under the variable plan accounting, which requires compensation expense to be recorded for changes in the market price of the shares up to the measurement date. For stock options that allow the employee to receive cash settlement, the measurement date is the date of exercise.

     g) Tonnage taxation

     On February 6, 2002, the Danish government proposed a bill regarding tonnage taxation, which was enacted on April 17, 2002. According to the new Danish Tonnage Taxation Act, tax payments in the future will not be based on a taxable income, but rather the tonnage of the Company. The legislation has been implemented with retroactive date effective from January 1, 2001 and the Company has chosen to enter the tonnage taxation scheme for a 10-year period with effect from January 1, 2001. Income taxation will only occur if the total fleet of the Company at the time of entering the tonnage taxation scheme is reduced in size.

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

     h) Tax effect of U.S. GAAP adjustments

     The tax effects of the U.S. GAAP adjustments have been calculated based on the enacted tax rate of 30% for the year ended December 31, 2001. Upon entering the tonnage taxation scheme, it is estimated that all deferred tax assets will expire prior to utilization and as a result a valuation allowance was established.

     i) Joint Venture Agreements

     The Company has investments in entities that are jointly owned and operated together with third parties, and in which the parties have joint dominant influence. Under Danish GAAP, the Company accounts for these investments under the proportional consolidation method.

     Under U.S. GAAP, these entities would be accounted for using the equity method, which will not result in a difference in net income between Danish GAAP and U.S. GAAP.

     The following represents the results reflected in the consolidated income statement for the year ended December 31, 2001, 2002 and 2003 in accordance with Danish GAAP associated with these joint ventures:

(in thousands of DKK)                       2001         2002          2003
                                         (restated)     (restated)

Net turnover                                460,072       393,052      260,067
Operating costs                             230,923       327,098      235,521
                                            -------       -------      -------
Net earning from shipping activities        229,149        65,954       24,546
Gain on sale of vessels/interests            13,747             -            -
Administrative expenses                       7,569         7,483        7,017
Other operating income                        6,095         6,889        8,464
Depreciation                                 48,520        39,728       19,823
                                             ------        ------       ------
Profit before financial items               192,902        25,632        6,170
Financial items                              24,661        68,281        8,373
                                             ------        ------        -----
Profit before tax                           168,241       (42,649)      (2,203)
                                            =======       ========      =======

     The following represents summarized balance sheet data that is reflected in the consolidated balance sheet associated with these joint ventures as of December 31, 2002 and 2003 in accordance with Danish GAAP:

(in thousands of DKK)                                       2002          2003
                                                         (restated)

Fixed assets                                              235,317      194,736
Current assets                                             68,721       31,799

Provisions                                                      -            -
Long term liabilities                                     191,432      122,012
Current liabilities                                        74,356       85,437

     j) Statement of cash flows

     The cash flow statement prepared in accordance with Danish GAAP presents substantially the same information as required under U.S. GAAP. Under U.S. GAAP, however, there are certain differences with regard to the classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents.

     Under Danish GAAP, the Company's cash is comprised of cash at bank and in hand and bonds. For U.S. GAAP purposes, the Company classified only cash at bank and in hand as cash and cash equivalents. Therefore under U.S. GAAP, investments in and sales of bonds, treated as available for sale securities (2001 and 2002: trading securities) under SFAS 115, would be classified in the statement of cash flows as operating activities and investments and sales of equity securities classified as available for sale would be classified as investing activities. Additionally, the unrealized gain and loss on the bonds would be reflected as a component of operating activities.

     Under Danish GAAP, the profit on the sale of fixed assets is reflected as a component of investing activities, whereas under U.S. GAAP this amount is reflected as a component of operating activities.

     The presentation of cash flows provided by (used in) operating, investing and financing activities, classified in accordance with U.S. GAAP, utilizing the amounts shown in the Company's Danish GAAP cash flow statement are as follows for the years ended December 31, 2001, 2002 and 2003 (in thousands of DKK):

                                                           2001           2002        2003
                                                           ----           ----       ----
Net cash provided by operating activities                  506,079        478,303        531,593
Net cash provided by (used in) investment activities        30,851     (1,118,689)    (1,007,434)
Net cash provided by (used in) financing activities       (519,286)       552,198        470,770

Net increase in cash and cash equivalents                   17,644        (88,188)        (5,071)
Cash as defined under U.S. GAAP, beginning of year         238,826        256,470        168,282
                                                          --------------------------------------
Cash as defined under U.S. GAAP, end of year               256,470        168,282        163,211
                                                          --------------------------------------

     k) Earnings Per Share

     Earnings per share is computed consistent with Danish GAAP.

     The following table sets forth the computation of basic and diluted U.S. GAAP net income per share (in thousands except share and per share data):


                                                           2001        2002         2003
                                                           ----        ----         ----
Numerator  for basic and diluted  Earnings  Per Share
(in thousands of DKK)
Profit/(loss) from continuing operations                   357,428         15,754        349,711
                                                          --------------------------------------
Profit from discontinuing operations                        17,417         69,818              0
                                                          --------------------------------------
Profit/(loss) for the year                                 374,845         85,572        349,711


                                                          No. of       No. of        No. of
                                                          shares       shares        shares
                                                        ----------------------------------------
Weighted average number of shares:
Basic                                                   17,517,633     17,317,909     17,318,632
Effect of dilutive shares and share options                  4,844         10,449        217,110
                                                        ----------------------------------------
Diluted                                                 17,522,477     17,328,358     17,535,742
                                                        ----------------------------------------
Basic earnings per share
Profit from continuing operations                             20.4            0.9           20.2
Profit from discontinued operations                            1.0            4.0            0.0

Profit (loss) for the year                                    21.4            4.9           20.2
                                                        ----------------------------------------

Diluted earnings per share
Profit from continuing operations                             20.4            0.9           19.9
Profit from discontinued operations                            1.0            4.0           0.0
                                                        ----------------------------------------

Profit (loss) for the year                                    21.4            4.9           19.9
                                                        ----------------------------------------

     The weighted average number of shares excludes the shares reacquired from the date of repurchase.

     l) New accounting requirements not yet adopted

     FIN 46(R) "Consolidation of Variable Interest Entities"

     In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, and revised it in December 2003 ("FIN 46(R)"). FIN 46(R) clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support. An enterprise shall consolidate a variable interest entity if that enterprise is the primary beneficiary. An enterprise is considered the primary beneficiary if it has a variable interest that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both.

     The provisions of FIN 46(R) are required to be applied immediately to all variable interest entities created after December 31, 2003. For variable interest entities that were created prior to December 31, 2003, FIN 46(R) is required to be applied beginning with the first annual period beginning after December 15, 2004.The Company is assessing the potential impact of the adoption of FIN46(R), but does not believe it will have a material impact on consolidated net income or shareholders' equity.

     EITF 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments"

     On March 2004, the EITF reached a consensus on Issue 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (EITF 03-01). EITF 03-01 is applicable to (a) debt and equity securities within the scope of Statement 115, (b) debt and equity securities within the scope of Statement 124 and that are held by an investor that reports a performance indicator, and (c) equity securities not within the scope of Statement 115 and not accounted for under Opinion 18's equity method (e.g., cost method investments). EITF 03-01 provides a step model to determine whether an investment is impaired and if an impairment is other-than-temporary. In addition, it requires that investors provide certain disclosures for cost method investments and, if applicable, other information related specifically to cost method investments, such as the aggregate carrying amount of cost method investments, the aggregate amount of cost method investments that the investor did not evaluate for impairment because an impairment indicator was not present, and the situations under which the fair value of a cost method investment is not estimated. The disclosures related to cost method investments should not be aggregated with other types of investments. The EITF 03-01 impairment model shall be applied prospectively to all current and future investments within the scope of the Issue, effective in reporting periods beginning after June 15, 2004. The guidance for evaluating whether an investment is other-than-temporarily impaired should be applied in other-than-temporary impairment evaluations made in reporting periods beginning after June 15, 2004. The disclosures are effective in annual financial statements for fiscal years ending after December 15, 2003, for investments accounted for under Statements 115 and 124. For all other investments within the scope of this Issue, the disclosures are effective in annual financial statements for fiscal years ending after June 15, 2004. The additional disclosures for cost method investments are effective for fiscal years ending after June 15, 2004.

     m) New accounting requirements adopted during 2003

     SFAS  No.  150,   "Accounting  for  Certain   Financial   Instruments  with
Characteristics of both Liabilities and Equity"

     In May 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement established standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. In accordance with the standard, financial instruments that embody obligations for the issuer are required to be classified as liabilities. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003; it became effective for the Company during the second quarter of 2003. The adoption of SFAS No. 150 did not have an impact on the Company's consolidated balance sheet or results of operations.

     SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities"

     In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement requires that the fair value of a liability associated with an exit or disposal activity be recognized when the liability is incurred. Prior to the adoption of SFAS No. 146, certain exit costs were recognized when a commitment was made to a restructuring plan, which may have been before the liability was incurred. The adoption of SFAS No. 146 during 2003 did not impact the Company's financial position or results of operations.

     FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"

     In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 clarifies the requirements for a guarantor's accounting for and disclosure of certain guarantees issued and outstanding. The initial recognition and initial measurement provisions of FIN 45 are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have an impact on the Company's consolidated financial position or results of operations.

ITEM 19. EXHIBITS.

Number                         Description of Exhibits

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

2.2  ____ Form of Depositary Agreement between Deutsche Bank and the Company (1)

4.1  ____ The Company's Employee Stock Purchase Plan (1)

4.2 ____ Office lease between PFA Pension II and the Company and English Translation (1)

4.3  ____ Engagement letter of Bech-Bruun Dragsted and English Translation (1)

4.4 ____ DKK 42 million revolving credit facility letter from Danske Bank to the Company dated December 11, 1998 and English translation (1)

4.5 ____ Debt Instrument from Agnete Shipping Corporation to Danske Bank Aktieselskab, Singapore Branch, dated August 9, 1995 (1)

4.6 ____ Debt Instrument from Eastern Light Shipping Limited to Danske Bank Aktieselskab, Hong Kong Branch, dated November 17, 1995 (1)

4.7 ____ Debt Instrument from Southern Light Shipping Limited to Danske Bank Aktieselskab, Hong Kong Branch (1)

4.8 ____ Debt Instrument from Hermia Shipping Corporation to Danske Bank Aktieselskab, Singapore Branch, dated June, 14, 1996 and to Danske Bank A/S dated August 29, 2001 (1)

4.9 ____ Debt Instrument from Hilde Shipping Corp. to Danske Bank Aktieselskab, dated July 3, 2000 (1)

4.10 ____ Debt  Instrument  from  Skagerak   Tankers  Limited  to  Danske  Bank
          Aktieselskab, Singapore Branch, dated May 9, 1996 (1)

4.11 ____ Debt Instrument from Anne Product Carriers (PTE) Ltd. To Danske Bank Aktieselskab, Singapore Branch, August 28, 1998 (1)

4.12 ____ Debt Instrument from Gunhild Shipping Corporation to Danske Bank Aktieselskab, Singapore Branch, dated November 6, 1998 (1)

4.13 ____ Debt Instrument from Tekla Shipping Co. Ltd to Danske Bank, Singapore Branch, dated March 23, 1992 (1)

4.14 ____ Debt Instrument from Alice Product Tanker Corporation to Danske Bank Aktieselskab, Singapore Branch, dated November 8, 1994 (1)

4.15 ____ Debt Instrument from Bothnia Shipping Corporation to Danske Bank, Singapore Branch, dated September 20, 1989 (1)

4.16 ____ Debt Instrument from Olga Shipping Corporation to Danske Bank Aktieselskab, Singapore Branch, dated October 27, 1995 (1)

4.17 ____ Secured Loan Agreement, between Caseros Shipping Limited and Nordea Bank, dated June 15, 1994 (1)

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

4.27 ____ Contract for Construction and Sale of Hull No. S-1080, between the Company and Daedong Shipbuilding Co., Ltd., dated August 25, 2000 (1)

8.1  ____ List of the Company's subsidiaries (1)

12.1 ____ Certification of the Company's Chief Executive Officer pursuant to ss.302 of the Sarbanes-Oxley Act of 2002.

12.2 ____ Certification of the Company's Chief Financial Officer pursuant to ss.302 of the Sarbanes-Oxley Act of 2002.

13.3 ____ Certification of the Company's Chief Executive Officer pursuant to ss.906 of the Sarbanes-Oxley Act of 2002.

13.4 ____ Certification of the Company's Chief Financial Officer pursuant to ss.906 of the Sarbanes-Oxley Act of 2002.

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

                                          Aktieselskabet Dampskibsselskabet Torm



                                          By: /s/ Klaus Kjaerulff
                                              ----------------------
                                              Name:  Klaus Kjaerulff
                                              Title: Chief Executive Officer

Date: May 27, 2004