Form 20-F/A
period 2003-12-31
AS STEAMSHIP CO TORM
filed 2004-06-21
CIK 1168351

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F/A

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

                        Item 17  [X]       Item 18  [_]



The Company "Aktieselskabet Dampskibsselskabet Torm" is referred to as "TORM" in this Annual Report.

                                EXPLANATORY NOTE

TORM is filing this Amendment to its Report on Form 20-F for its fiscal year ended December 31, 2003, in order to include the certifications applicable to foreign private issuers pursuant to Rule 13a-14(a)/15d-14(a) and 18 U.S.C.
Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. These certifications were inadvertently omitted from the Report, as previously filed.

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

4.27 ____ Contract for Construction and Sale of Hull No. S-1080, between the Company and Daedong Shipbuilding Co., Ltd., dated August 25, 2000 (1)

8.1  ____ List of the Company's subsidiaries (1)

12.1 ____ Rule 13a-14(a)/15d-14(a) Certification of the Company's Chief Executive Officer.

12.2 ____ Rule 13a-14(a)/15d-14(a) Certification of the Company's Chief Financial Officer.

13.1 ____ Certification of the Company's Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2 ____ Certification of the Company's Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

Date: June 21, 2004