Form 20-F/A
period 2003-12-31
AS STEAMSHIP CO TORM
filed 2005-03-25
CIK 1168351

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 20-F/A-2

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


For the transition period from
                               -------------------------------------------------


Commission file number 000-49650
                       ---------------------------------------------------------


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

                 Tuborg Havnevej 18, DK-2900, Hellerup, Denmark
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act.

                                                         Name of each exchange
      Title of each class                                on which registered

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

36,400,000 common shares, par value 10 Danish Kroner per share.

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

                        Item 17 [X]         Item 18 [_]


The Company "Aktieselskabet Dampskibsselskabet Torm" is referred to as "TORM" in this Annual Report.

                                EXPLANATORY NOTE

TORM is filing this Amendment to its Report on Form 20-F for its fiscal year ended December 31, 2003, in order to include a disclosure regarding exemptions from certain Nasdaq corporate governance rules under Item 6 of the Form 20-F. This disclosure speaks as of December 31, 2003.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Exemptions from certain Nasdaq corporate governance rules

          At the time TORM listed its ADRs with the Nasdaq National Market, it received an exemption from certain corporate governance requirements. Nasdaq rules permit Nasdaq to provide exemptions from the Nasdaq corporate governance standards to a foreign issuer when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer's country of domicile. TORM has received from Nasdaq an exemption from compliance with certain corporate governance standards that are contrary to the law, rules, regulations or generally accepted business practices of Denmark. The exemption, and the practices followed by TORM, are described below:

          o In keeping with Danish law and the rules of the Copenhagen Stock Exchange, TORM is exempt from Nasdaq's requirement to maintain three independent directors. Our Board of Directors is currently comprised of seven members, three of whom are independent according to Nasdaq's standards for independence.

          o In keeping with common practices among companies listed on the Copenhagen Stock Exchange, TORM is exempt from Nasdaq's requirement for an audit committee and an audit committee charter. Our full Board of Directors currently fulfills the function of an audit committee. Our management is responsible for the proper and timely preparation of the Company's annual reports. Once the annual reports have been completed and approved by management and our Board of Directors, the reports are delivered to two independent auditors, one of whom must be a state-authorized public accountant. The audited annual reports are then presented for shareholder approval at the general meeting, and once approved, the reports are sent to Denmark's Commerce and Companies Agency.

ITEM 19.  EXHIBITS.

       Number                   Description of Exhibits
       ------                   -----------------------

       12.1    [_]  Rule 13a-14(a)/15d-14(a) Certification of the Company's
                    Chief Executive Officer.


       12.2    [_]  Rule 13a-14(a)/15d-14(a) Certification of the Company's
                    Chief Financial Officer.

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


Date: March 25, 2005



03810.0001 #555630