Form 20-F
period 2004-12-31
AS STEAMSHIP CO TORM
filed 2005-06-15
CIK 1168351

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

(Mark One)

[_]                 REPORT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X]              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2004

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


                  Tuborg Havnevej 18, DK-2900 Hellerup, Denmark
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

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

                       Item 17  |X|           Item 18 |_|

The Company "Aktieselskabet Dampskibsselskabet Torm" is referred to as "TORM" in this Annual Report.

                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT
          AND ADVISERS......................................................1

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE...........................1

ITEM 3.   KEY INFORMATION...................................................1

ITEM 4.   INFORMATION ON THE COMPANY.......................................13

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS.....................32

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.......................60

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY
          TRANSACTIONS.....................................................64

ITEM 8.   FINANCIAL INFORMATION............................................65

ITEM 9.   THE OFFER AND LISTING............................................65

ITEM 10.  ADDITIONAL INFORMATION...........................................66

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES
          ABOUT MARKET RISK................................................78

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN
          EQUITY SECURITIES................................................81

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES..................81

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF
          SECURITY HOLDERS AND USE OF PROCEEDS.............................81

ITEM 15.  CONTROLS AND PROCEDURES..........................................81

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.................................81

ITEM 16B. CODE OF ETHICS...................................................81

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES...........................81

ITEM 16D. PURCHASES OF EQUITY SECURITIES BY THE
          ISSUER AND AFFILIATED PURCHASES..................................82

ITEM 17.  FINANCIAL STATEMENTS.............................................82

ITEM 18.  FINANCIAL STATEMENTS.............................................84

ITEM 19.  EXHIBITS.........................................................88

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

     TORM desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words "anticipate," "believe," "expect," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," and similar expressions identify forward-looking statements.

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

A. Selected Financial Data

     The following table sets forth our selected consolidated financial data for each of the periods indicated. The selected consolidated financial data should be read in conjunction with "Operating and Financial Review and Prospects" and the consolidated financial statements and notes thereto, all included elsewhere within this document. The selected consolidated financial data includes the Liner activities, which were sold to A.P. M0ller-Maersk A/S on September 16, 2002. The results of the operations attributable to the Liner activities, which represent a discontinued operation, are presented in two separate lines in the income statement after net income from continuing operations. The impact of the sale of the Liner activities is included herein.

     The consolidated financial statements have been prepared in accordance with Danish generally accepted accounting principles, or Danish GAAP, which differs in certain respects from United States generally accepted accounting principles, or U.S. GAAP. The differences between Danish GAAP and U.S. GAAP as applicable to the historical financial statements are summarized in Note 17 to the consolidated financial statements included herein.

                                                                  For the year ended December 31
                                               -----------------------------------------------------------------
                                                2000          2001          2002          2003           2004
                                                ----          ----          ----          ----           ----
                                                                   (in thousands of DKK)
Statement Data:
Net revenue                                   1,597,221     2,000,713     1,538,618     1,927,996     2,596,410
Port expenses, bunkers, charter hire and
technical running costs                      (1,012,683)   (1,247,245)   (1,236,612)   (1,280,827)   (1,152,673)
                                             ----------    ----------    ----------    ----------    ----------
Gross profit (Net earnings from shipping
activities)                                     584,538       753,468       302,006       647,169     1,443,737
Profit from sale of vessels and interests        11,334        91,790        16,965          (464)            0
Administrative expenses                         (67,275)     (113,404)     (101,342)     (126,119)     (171,656)
Other operating income                           45,350        58,689        55,227        51,368        78,732
Depreciation                                   (249,038)     (177,993)     (158,400)     (176,872)     (210,746)
                                             ----------    ----------    ----------    ----------    ----------
Profit before financial items                   324,909       612,550       114,456       395,082     1,140,067
Financial items (2)                            (168,820)      (96,519)        5,988       656,637     1,193,704
                                             ----------    ----------    ----------    ----------    ----------
Profit before tax                               156,089       516,031       120,444     1,051,719     2,333,771

Tax on profit on ordinary activities            (53,298)     (166,018)      360,190          (692)      (52,556)
                                             ----------    ----------    ----------    ----------    ----------
Profit from continuing operations               102,791       350,013       480,634     1,051,027     2,281,215
Profit before tax from discontinued               5,540        17,417        69,818             0             0
operations (6)
Tax on discontinued operations                        0             0             0             0             0
                                             ----------    ----------    ----------    ----------    ----------
Net profit for the year                         108,331       367,430       550,452     1,051,027     2,281,215

Balance sheet data (as of end of period):
Total assets (3)                              4,040,007     4,049,353     4,013,588     4,893,657     6,778,899
Long term liabilities                         1,951,288     1,519,743     1,735,464     1,700,704     1,822,264
Shareholders' equity                          1,051,147     1,354,741     1,623,391     2,464,306     4,323,682
Common shares                                   182,000       182,000       182,000       182,000       364,000
No. of shares outstanding (1) (4)            36,400,000    36,400,000    36,400,000    36,400,000    36,400,000

Other financial data (1)
Dividends declared per share                        1.0           2.0           1.0           6.0          15.0
Dividends declared per share-USD (5)                0.2           0.3           0.2           1.0           2.6
Earnings per share - basic                          3.0          10.5          15.9          30.3          65.6
Earnings per share - diluted                        3.0          10.5          15.9          29.7          65.1

U.S. GAAP financial data (1)
Profit from continuing  operations before       139,013       518,079        50,628       338,350     1,230,728
income taxes and discontinued operations
Tax benefit (expense) on profit                 (34,821)     (160,650)      (34,874)       11,361       (96,911)
                                             ----------    ----------    ----------    ----------    ----------
Profit from continuing operations               104,192       357,429        15,754       349,711     1,133,817
Profit from discontinued operations (6)           5,540        17,417        69,818             0             0
                                             ----------    ----------    ----------    ----------    ----------

Profit                                          109,732       374,846        85,572       349,711     1,133,817
Earnings per share - basic:
Profit from continuing operations (1)               2.8          10.2           0.5          10.1          32.6
Profit from discontinuing operations (1)            0.2           0.5           2.0           0.0           0.0
Profit (1)                                          3.0          10.7           2.5          10.1          32.6
Earnings per share - diluted:
Profit from continued operations (1)                2.8          10.2           0.5          10.0          32.4
Profit from discontinued operations (1)             0.2           0.5           2.0           0.0           0.0
Profit (1)                                          3.0          10.7           2.5          10.0          32.4
Total assets                                  4,030,941     4,067,887     3,985,551     4,865,250     6,761,154
Long term debt (including capital lease       1,951,288     1,519,743     1,735,464     1,700,704     1,822,264
obligations)
Shareholders' equity                          1,032,118     1,351,725     1,196,372     2,024,025     3,857,893
No. of shares outstanding (1)                36,400,000    36,400,000    36,400,000    36,400,000    36,400,000

----------
(1) We increased the share capital in May 2004 from nominal DKK 182.0 million to nominal DKK 364.0 million through the issue of 18.2 million bonus shares of DKK 10 each. The bonus shares were allotted to our existing shareholders at the ratio of 1:1. The comparative figures are restated to reflect the issue of bonus shares.

(2) Financial items include in 2004 an unrealized gain on our holding of shares in Dampskibsselskabet "NORDEN" A/S of DKK 1,034 million compared to DKK 681 million in 2003 and DKK 8 million in 2002.

(3) Total assets for each period includes cash and bonds that serve as collateral for certain of our borrowings. This amount was DKK 54 million as of December 2004, DKK 52 million as of December 31, 2003, DKK 186 million as of December 31, 2002, DKK 184 million as of December 31, 2001 and DKK 207 million as of December 31, 2000. See "Operating and Financial Review and Prospects" for further discussion.

(4) Shares outstanding as of December 31, 2004 includes 1,566,612 shares that we purchased and hold as own shares, reflected in shareholders' equity. As of December 31, 2003 and December 31, 2002 we held 1,762,736 own shares, and as of December 31, 2001 we held 1,742,936 own shares whereas no own shares were held in 2000. The comparative figures are restated to reflect the issue of bonus shares in May 2004.

(5) Dividends are converted to U.S. dollars based on the exchange rate in place at the date of payment.

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

                                         DKK per U.S. dollar

                            High       Low        Average (1)     Period End

Year ended December 31,
2000 ....................  9.0050     7.2080         8.0953         7.9442
2001 ....................  8.8900     7.8260         8.3710         8.3529
2002 ....................  8.6470     7.0850         7.8862         7.0850
2003 ....................  7.1684     5.9150         6.5774         5.9150
2004 ....................  6.3115     5.4596         5.9891         5.4940

------------
     (1): The average of the exchange rates on the last business day of each month during the relevant period.

                                DKK per U.S. dollar
                       ---------------------------------------
                            High                   Low
                       -----------------    ------------------

Month ended
November 2004 ............ 5.8523                5.5899
December 2005 ............ 5.6178                5.4596
January 2005 ............. 5.7442                5.5161
February 2005 ............ 5.8263                5.6095
March 2005 ............... 5.7818                5.5286
April 2005 ............... 5.8109                5.6894

On May 27, 2005, the exchange rate between the Danish Kroner and the U.S. dollar was 5.9203.

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

INDUSTRY SPECIFIC RISK FACTORS

     The cyclical nature of the shipping industry, which are at historic high levels, may lead to volatile changes in charter rates and vessel values, which may adversely affect our earnings

     Charter rates and vessel values in the tanker market are at historic high levels. We can give you no assurances that this will continue. If the shipping industry, which has been and should remain cyclical, is depressed when our charters or vessel leases expire, or when we want to sell a vessel, our earnings and available cash flow may decrease. Our ability to re-charter our vessels on the expiration or termination of their current charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker and bulk markets. Fluctuations in charter rates and vessel values result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the cargo that we carry, including refined oil products such as naphtha and gas oil and dry bulk products such as grain and coal.

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

o    prevailing level of charter rates; and

o    technological advances.

     If we sell tankers at a time when tanker prices have fallen and before an impairment adjustment is made to our financial statements, the sale may be at less than the vessel's carrying amount on our financial statements, with the result that we shall incur a loss and a reduction in earnings.

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

     Terrorist attacks and other acts of violence or war may affect the financial markets and our business, results of operations and financial condition

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

     If we violate environmental laws or regulations, the resulting liability may significantly and adversely affect our earnings and financial condition

     Our operations are subject to extensive regulation designed to promote tanker safety, prevent cargo and bunker spills and generally protect the environment. Local, national and foreign laws, as well as international treaties and conventions, can subject us to material liabilities in the event that our vessels release oil and oil products or other hazardous substances. For example, the United States Oil Pollution Act of 1990, or OPA, provides that owners, operators and bareboat charterers are strictly liable for the discharge of oil in U.S. waters, including the 200 nautical mile zone off each coast of the U.S. OPA provides for unlimited liability in some circumstances, such as a vessel operator's gross negligence or willful misconduct or failure to report an incident or cooperate in oil removal activities. However, in other circumstances, OPA limits liability to the greater of USD 1,200 per gross ton or USD 10 million per vessel. OPA also permits states to set their own penalty
limits.   Most  U.S.  states  bordering  navigable  waterways  impose  unlimited liability for discharges of oil in their waters. The International Maritime Organization, or IMO, has adopted a similar liability scheme that may impose strict liability for oil spills, subject to limits that do not apply if the release is caused by the vessel owner's intentional or reckless conduct.

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

     Under OPA, all oil tankers that do not have double hulls will be phased out by 2015 and will not be permitted to come to United States ports or trade in United States waters. In addition, OPA specifies annual inspections, vessel manning, equipment and other construction requirements that are in various stages of development by the U.S. Coast Guard, or USCG, applicable to new and to existing vessels.

     In December 2003, the IMO adopted a proposed amendment to the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of single-hull tankers from 2015 to 2010 unless the relevant flag states extend the date to 2015. Moreover, the IMO or other regulatory bodies may adopt further regulations in the future that could adversely affect the useful lives of our tankers as well as our inability to generate income from them.

     These requirements can affect the resale value or useful lives of our vessels. As a result of accidents such as the oil spill in November 2002 relating to the loss of the M/T Prestige, a 26-year old single-hull tanker, not connected with us. While all of our tankers are double-hull, we believe that regulation of the tanker industry will continue to become more stringent and more expensive for us and for our competitors. Substantial violations of applicable requirements or a catastrophic release from one of our vessels could have a material adverse impact on our financial condition and results of operations. Additional laws and regulations may also be adopted that could limit our ability to do business or increase the cost of our doing business and that could have a material effect on our operations. Government regulation of tankers, particularly in the areas of safety and environmental impact may change in the future and require us to incur significant capital expenditure on our vessels to keep them in compliance.

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

     We may be unable to attract and retain key management personnel and other employees in the bulk and tanker industries, which may negatively affect the effectiveness of our management and our results of operations.

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

     Purchasing and operating previously owned, or secondhand, vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings

     We own both vessels constructed for us directly by builders and previously owned, or secondhand, vessels purchased from other owners. While we inspect secondhand vessels prior to purchase, this does not normally provide us with the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties from the builders if we buy vessels older than one year.

     In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of December 31, 2004, our fleet of owned and long term chartered vessels included five tankers and three bulk vessels more than 10 years of age. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine and hull technology. After vessels reach 15 years of age, the majority of charterers and oil companies may impose restrictions on vessels that make it more difficult to trade the vessels with optimal flexibility. In addition, these older vessels must meet certain hull thickness tests. Furthermore, cargo insurance rates increase for vessels over 15 years of age, making them less desirable to charterers. We, however, consider a useful lifetime of 25 years to be the best estimate of the economic lifetime of a vessel.

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

     Our operations expose us to global risks that may interfere with the operation of our vessels

     We are an international company and conduct our operations globally. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and West Africa. Terrorist attacks such as the attacks on the United States on September 11, 2001 and the United States' continuing response to these attacks, as well as the threat of future terrorist attacks, continues to cause uncertainty in the world commercial markets, including the energy markets. The recent conflict in Iraq may lead to additional acts of terrorism, armed conflict and civil disturbance around the world, which may contribute to further instability, including in the oil markets. The likelihood of acts of terrorism in the Middle East region and Southeast Asia may increase as shown by the attempted attacks on the Basra Oil Terminal in April 2004 and the attacks on employees of Exxon in Yanbu, Saudi Arabia in early May 2004, and our vessels trading in those areas may face a higher risk of being attacked. Future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance.

     Because we generate nearly all of our revenues in U.S. dollars, but incur some of our expenses in Danish Kroner and other currencies, exchange rate fluctuations could hurt our results of operations.

     In 2004, we generated nearly all of our revenues in U.S. dollars but incurred approximately 83% of our expenses in U.S dollars and 15% was incurred in Danish Kroner. A change in exchange rates could lead to fluctuations in our reported net income.

     Interest rate fluctuations may significantly affect our loan payments, which could adversely affect our financial condition

     As of December 31, 2004, all of our loans bore interest at floating rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders. As of December 31, 2004, we had entered into interest swap agreements expiring between 2006 and 2009 for approximately 58% of the then outstanding principal amounts of our loans that may mitigate some of our exposure to the risk of rising interest rates. However, increases in interest rates will increase our payments under loans not covered by caps of the interest rates of our loans and swap agreements and may negatively affect our earnings.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

     We are Aktieselskabet Dampskibsselskabet Torm, or TORM, a Danish shipping company founded in 1889 under the Danish Companies Act that is engaged primarily in the ownership and operation of product tankers and bulk carriers. We have also provided offshore marine service vessels, but ceased this service in December 2003. Our product tankers primarily carry refined products such as naphtha, gasoline, gas oil, jet fuel, and diesel oil. Our dry bulk vessels carry commodities such as coal, iron ore and grain. Our vessels trade worldwide. Our registered office and principal place of business is at Tuborg Havnevej 18, DK-2900 Hellerup, Denmark. Our telephone number is +45 39179200. All the financial information presented in Item 4 is in accordance with Danish GAAP.

     We provide transportation services by utilizing a fleet of vessels that we own, charter in on short and long term time charters, or commercially manage as the manager of a pool or through contracts with third party owners. We charter in tankers and bulk vessels as are needed by the pools we manage.

     Our primary capital expenditures are in connection with the acquisitions of vessels. For the past several years, we have been acquiring new vessels and disposing of older vessels in our fleet to ensure compliance with the safety requirements of the International Maritime Organization, or the IMO. During the past three years, we have entered into contracts to purchase thirteen additional vessels under construction, or newbuildings, and secondhand vessels, for a total cost of 520 million U.S. dollars or approximately DKK 3.1 billion and have sold one vessel for aggregate proceeds of approximately 17 million U.S. dollars or approximately DKK 0.1 billion.

B. Business Overview

THE FLEET

     Our fleet of owned, long term chartered and partially owned vessels consists of 22 product tankers, a 50% interest in an additional product tanker and nine dry bulk carriers. The total tonnage of those vessels is approximately 2,042,563 dwt, of which one vessel of approximately 84,000 dwt is owned jointly with a partner. In addition, as of December 31, 2004, we commercially managed approximately 53 vessels for third party owners and charterers.

     In 2002, we placed orders for two LR1 75,000 dwt tankers, both of which we took delivery in 2004. In 2003, we placed orders for the building of four new 100,000 dwt product tankers, of which we expect to take delivery in 2006 and 2007. In January 2004, we placed an order for the building of one new 100,000 dwt product tanker, which we expect to take delivery of in early 2008. In October 2004, we acquired two 46,000 dwt product tanker newbuildings, both of which we expect will be delivered in 2005.

     For an overview of our fleet please refer to Item 4D.

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

     Our dry bulk vessels transport products such as grain, coal and iron ore. We operate dry bulk vessels of two sizes: Panamax and Handysize. The Panamax dry bulk vessels, which range between 60,000 and 80,000 dwt, carry iron ore and coal as well as commodities such as grain, bauxite and fertilizer. The Handysize dry bulk vessels are approximately 20,000 to 30,000 dwt and are fitted to carry logs, but can also carry commodities such as grain, fertilizer and steel.

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

Division                               2002              2003              2004
--------                               ----              ----              ----

Product Tankers                         98%               80%               56%

Dry Bulk Vessels                        -5%               20%               44%

Liner Service                            6%                0%                0%

Offshore Craft                           1%                0%                0%

     Please refer to Item 5A for a description of revenue and gross profit per division.

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

The LR2 Pool

     As of December 31, 2004, the LR2 Pool was comprised of 18 Aframax tankers that are all double-hull and mainly trade clean petroleum products. We formed LR2 Management A/S, a Danish corporation, to serve as the commercial manager of the LR2 Pool. During 2004, the role of commercial manager was transferred to a limited partnership: LR 2 Management K/S. LR2 Management A/S, which was renamed Longe Range 2 A/S, is the general partner of the partnership. We own 50% of all issued and outstanding voting stock of Longe Range 2 A/S and a 50% interest in LR 2 Management K/S. Maersk Tankers, one of the pool participants, also owns a 50% interest in both entities. The other participants in this pool are Primorsk Shipping Corporation and Reederei "Nord" Klaus E. Oldendorff Ltd. Three of our owned vessels TORM Valborg, TORM Ingeborg and TORM Helene and two of our chartered in vessels, TORM Kristina and TORM Gudrun, currently participate in this pool and we have contracted to add five newbuildings to the pool between 2006 and 2008 when the vessels are delivered from the shipbuilding yard. The LR2 pool has also time chartered in one vessel, the charter of which is expected to end in January 2006. If a participant wants to sell one of its vessels in the pool, it must give notice to the pool board two months in advance of such sale, and six months notice is required for a participant to withdraw all of its vessels from the pool. No such notice has been given from January 1, 2004 to April 30, 2005.

The LR1 Pool

     As of December 31, 2004, the LR1 Pool consisted of 32 Panamax tankers, and we serve as the sole manager of the pool. The other participants in this pool are Difko, Marinvest Shipping AB, Waterfront Shipping AS, Mitsui OSK Lines Ltd., Reederei "Nord" Klaus E. Oldendorff Ltd., LGR di Navigazione S.P.A., Great Basic Limited and Great Global (Asia) Limited. As of December 31, 2004, five of our vessels, TORM Estrid, TORM Hilde, TORM Margrethe, TORM Ismini and Kirsten, participated in this pool, and we had contracted to add two newbuildings to the pool in 2005 when the vessels are delivered from the shipbuilding yard. If a participant wants to sell one of its vessels or withdraw all of them from the pool, it must give three months advance notice to the pool board. No such notice has been given from January 1, 2004 to April 30, 2005.

The MR Pool

     The MR Pool is a pooling arrangement we have entered into with Prisco Singapore Pte Ltd., Sanmar Shipping and LGR Di Navigazione S.P. for the pooling of 25 Handymax product tankers as of December 31, 2004. We serve as the sole manager of the MR Pool. As of December 31, 2004, 13 of our vessels, TORM Mary, TORM Vita, TORM Gertrud, TORM Gerd, TORM Gunhild, TORM Asia, TORM Gotland, TORM Anne, TORM Olga, TORM Thyra, TORM Freya, TORM Alice and TORM Agnete participated in this pool. If a participant wants to sell one of its vessels in the pool, it must give notice to the pool board three months in advance of such sale, and six months notice is required for a participant to withdraw all of its vessels from the pool. No such notice has been given from January 1, 2004 to April 30, 2005.

DRY BULK VESSEL OPERATION

     We operate both Panamax and Handysize vessels in our Bulk Division. We operate our Panamax vessels ourselves while our Handysize vessels are operated through our participation in the IHC Pool. Similar to the pooling arrangement for our product tankers, the earnings from the Handysize vessels are aggregated and divided according to the relative performance capabilities of the vessel and the actual earning days per vessel. The pool is administered by a pool board, which is comprised of representatives of each pool participant. The pool board sets the pools' policies and issues directives to the pool manager. The pool participants remain responsible for the financing, insurance, manning and technical management of their individually owned vessels.

Handysize Pool

     We established a pool called the International Handybulk Carriers, or IHC Pool, on October 1, 2001, together with Pacific Basin Shipping Investments Limited and Wah Kwong Shipping Holdings Limited. This pool is comprised of approximately 40 vessels as at December 31, 2004. Pacific Basin serves as commercial manager for the pool. We have entered two of our owned vessels into the pool, TORM Arawa and TORM Pacific.

OUR INVESTMENT IN DAMPSKIBSSELSKABET "NORDEN" A/S

     In the summer of 2002, TORM acquired a share holding in NORDEN and subseqently launched a public offer on the Copenhagen Stock Exchange for the remainder of NORDEN's shares. After the offer, TORM owned 727,803 shares representing 33% - excluding NORDEN's own shares - acquired at a price of DKK 361 per share for a total investment of DKK 263 million. As of December 31, 2004, we were NORDEN's single largest shareholder with 33.07% of NORDEN's outstanding shares, excluding own shares.

     NORDEN, founded in 1871, is a Danish based shipping company listed on the Copenhagen Stock Exchange. NORDEN's focus is on tankers and bulk carriers. As of December 31, 2004, NORDEN operated approximately 123 vessels through a mix of owned and chartered tonnage.

     Despite the fact that the goal of acquiring NORDEN - to create one shipping company combining TORM's tanker activities with NORDEN's strength in bulk markets - was not realized in 2002, we nonetheless retained the shareholding in NORDEN. This was done not only with the aim of making a merger possible in the longer term, but also in view of the investment potential.

     In the autumn of 2004, two of NORDEN's shareholders decided to sell a total of 20% of the shares in NORDEN to Rasmussengruppen AS. At the same time Rasmussengruppen reached an agreement with A/S Motortramp, which owns 25.7% of the share capital, whereby the two parties have granted one another first refusal on each other's shares in NORDEN, and at the same time committed themselves not to sell their shares to a third party for a period of two years.We currently have no intention to sell the shareholding in NORDEN.

     We had an unrealized gain of DKK 1,034 million related to the increase in the value of the NORDEN shares in 2004.

THE INDUSTRY - TANKERS

     The international product tanker industry provides seaborne transportation of refined petroleum products for the oil market. According to industry sources, tankers transported refined oil products corresponding to approximately 653 million tons annually in the fourth quarter of 2004 showing a 6.7% increase as compared to fourth quarter 2003. For 2004 as a whole, industry sources estimate that products trade increased by 3.9%. The two main types of operators that provide transportation services in the tanker market are:

o    major oil companies; and

o    independent ship owners.

     They provide transportation services for end users such as:

o    oil companies;

o    oil traders;

o    petrochemical companies;

o    government agencies; and

o    power plants.

     According to industry sources, the world tanker fleet above 10,000 dwt consists of approximately 3,119 vessels totaling 308 million dwt or 5.7% higher as of January 1, 2005 as compared to the year before. Oil companies own, or control through long-term time charters, approximately one third of the current world tanker capacity. Independent ship owners own or control the other two thirds. Oil companies use their fleets not only to transport their own oil products, but also to compete with the independent ship owners to transport oil products for others.

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

o    competition from alternative energy sources; and

o    regulatory environment.

     The supply of tanker capacity is a function of the number of tankers delivered to the fleet relative to the number of tankers permanently taken from service when they become technically or economically obsolete. Currently, it takes approximately 36 to 48 months from the time a building contract is entered into before a newbuilding is delivered. The average age of tankers removed from service currently ranges between 21 and 25 years. Other factors affecting the supply of tankers include:

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

o Iron Ore. Iron ore is primarily transported from Brazil and Australia to China, Europe and Japan. The majority of iron ore shipments is carried by Capesize dry bulk carriers.

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

Supply of Dry Bulk Carriers

     The size of the world's dry bulk carrier fleet changes as a result of newbuildings and scrapping or loss of vessels. The general trend in the development of the bulk market has always been closely linked to the state of the world economy. The economic downturn in Asia in the late 1990's led to sharp falls in cargo volumes, and therefore rates, whereas the subsequent recovery has likewise acted to boost the sector with rates recovering to above those prevailing prior to the crisis. In the middle of the third quarter 2003 the dry bulk market reached historically high levels and rates have remained high compared to the previous years due to a strong demand from China for iron ore, coupled with a very low level of newbuilding deliveries and a low global newbuilding order book in the bulk market. The level of expected newbuildings in the dry bulk sector in the forthcoming years remains at a low level due to the preference by the major shipyards for building container and tanker vessels that in recent years have been more profitable to the shipyards.

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

MANAGEMENT OF THE FLEET

     We provide the operations, chartering, technical support, shipyard supervision, insurance and financing management services necessary to support our fleet. Our chartering staff, as well as our fleet's management personnel, is mainly located in our head office in Copenhagen and in our office in Singapore. Our staff makes recommendations to our senior management regarding the chartering of our vessels, as well as identifying when opportunities arise to buy or sell a vessel. We also have offices in Manila, Hamburg and Tokyo, but all decisions relating to the vessels we manage are made or approved in our offices in Copenhagen and Singapore.

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

Environmental Regulation -- IMO

     The IMO, an agency organized in 1959 by the United Nations, has adopted regulations, which set forth pollution prevention requirements applicable to tankers. These regulations, which have been implemented in many jurisdictions in which our vessels operate, provide, in part, that:

o tankers between 25 and 30 years old must be of double-hull construction or of a mid-deck design with double sided construction, unless (1) they have wing tanks or double-bottom spaces not used for the carriage of oil, which cover at least 30% of the length of the cargo tank section of the hull or bottom; or (2) they are capable of hydrostatically balanced loading (loading less cargo into a tanker so that in the event of a breach of the hull, water flows into the tanker, displacing oil upwards instead of into the sea);

o tankers 30 years old or older must be of double-hull construction or mid-deck design with double sided construction; and

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

     Under the current regulations, starting in 2004, and thereafter, such vessels will not be in compliance with the configuration requirements of the IMO. As of December 31, 2004, we did not own any single-hull tankers.

     Effective September 2002, the IMO accelerated its existing timetable for the phase-out of single-hull oil tankers. These regulations require the phase-out of most single-hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether it has segregated ballast tanks. After 2007, the maximum permissible age for single-hull tankers will be 26 years. Under current regulations, retrofitting will enable a vessel to operate until the earlier of 25 years of age and the anniversary date of its delivery in 2017. However, as a result of the oil spill in November 2002 relating to the loss of the M/T Prestige, which was owned by a company not affiliated with us, in December 2003 the Marine Environmental Protection Committee of the IMO adopted a proposed amendment to the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of single-hull tankers from 2015 to 2010 unless the relevant flag states extend the date to 2015. This proposed amendment came into effect in April 2005. Moreover, the IMO may still adopt regulations in the future that could adversely affect the remaining useful lives of single-hull tankers.

     The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004 and became effective in May 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Compliance with these regulations could require the installation of expensive emission control systems and could have an adverse financial impact on the operation of our vessels. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our ships.

     The requirements contained in the International Safety Management Code, or ISM Code, promulgated by the IMO, also affect our operations. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We are certified as an approved ship manager under the ISM Code.

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

     OPA limits the liability of responsible parties to the greater of USD 1,200 per gross ton or USD 10 million per tanker that is over 3,000 gross tons. This is subject to possible adjustment for inflation. OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states that have enacted their own legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of USD 300 per gross ton or USD 5 million unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our tankers call.

     OPA requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of USD 1,500 per gross ton for tankers, coupling the OPA limitation on liability of USD 1,200 per gross ton with the CERCLA liability limit of USD 300 per gross ton. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker will be required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum liability under OPA and CERCLA. We have provided requisite guarantees and received certificates of financial responsibility from the U.S. Coast Guard for each of our vessels required to have one.

     We insure each of our vessels with pollution liability insurance in the maximum commercially available amount of USD 1 billion per vessel per incident. A catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business.

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

Environmental Regulation--Other

     Although the U.S. is not a party to these conventions, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, or CLC. Under this convention, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of oil, subject to some complete defenses. Liability is limited to approximately USD 183 per gross registered ton or approximately USD 19.3 million, whichever is less. If, however, the country in which the damage results is a party to the 1992 Protocol to the CLC, the maximum liability rises to approximately USD 82.7 million. The limit of liability is tied to a unit of account, which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault and under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states, which are party to this convention must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

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

European Union and IMO Regulations

     The IMO has approved a timetable for the accelerated phasing-out of single-hull oil tankers. Oil tankers delivered in 1976 and 1977 and which do not comply with the requirements for protectively located segregated ballast tanks were phased out by January 1, 2005.

     The total loss of the oil tanker M/T Erika off the coast of France on December 12, 1999 polluted more than 250 miles of French coastline with heavy oil. Following the spill, the European Commission adopted a "communication on the safety of oil transport by sea," also named the Erika Communication.

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

     Partly in response to the oil spill caused by the sinking of the tanker M/T Prestige, a single-hull tanker owned by an entity that is not affiliated with us, in November 2002, the EU proposed new regulations in March of 2003 that, among other things, places a ban on the transportation of heavy oil grades in all single-hull tankers loading or discharging at EU ports. These regulations also accelerate the phase-out schedule of all single-hull tankers. The European Union Parliament ratified these new regulations in July 2003 and the IMO joined the phase-out of single hull tankers later in 2003. The details of the regulations are as follows:

o Single hull tankers built on or before 1980 are immediately barred from entering into ports, offshore terminals, or anchor in an area under the jurisdiction of an EU member state.

o Heavy crude oils (API grade <25.7, heavy fuel oils (viscosity> 180 mm2/s), bitumen and tar and their emulsion may be carried in double hull tankers only.

o Single-hull non-segregated ballast tankers built on or before 1981 were phased out in 2004.

o Single-hull non-segregated ballast tankers built on or before 1982 will be phased out in 2005.

o    All other single-hull tankers will be phased out in 2010.

     Several EU nations have already implemented an absolute ban on single-hull tankers carrying fuel oil and heavy oil grades. Spain has banned single-hull tankers over 5,000 dwt carrying such cargo from entering her ports as of January 1, 2003. Italy has implemented similar measures applicable to single-hull tankers over 15 years of age in the summer of 2003, and Spain, France and Portugal have prohibited single-hull tankers carrying such cargoes from passing through their 200-mile economic exclusion zones since December 2002.

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

Protection and Indemnity Insurance

     Protection and Indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which cover our third party liabilities in connection with our shipping activities including other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, damage to other third-party property, pollution arising from oil or other substances, and in some circumstances, salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs." Subject to the "capping" discussed below, our coverage, except for pollution, is unlimited.

     Our current protection and indemnity insurance coverage for pollution is USD 1 billion per vessel per incident. The fourteen P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I Association has capped its exposure to this pooling agreement at USD 4.25 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group.

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

C.   Organizational Structure

     The following table set forth our significant entities as of December 31, 2004.

Entity                                   Activities

A/S Dampskibsselskabet  TORM             This is the parent company. The company
                                         owns 16 product tankers, a 50% interest
                                         in an additional  product  tanker and 4
                                         bulk  carriers.  This  company  employs
                                         most   of   the   employees   providing
                                         commercial and technical management for
                                         TORM vessels and pool vessels.

Torm Singapore (Pte) Ltd.                100% owned subsidiary. The company owns
                                         4 product  tankers and 3 bulk carriers.
                                         The   company   also    provides   some
                                         commercial and technical management.

Southern Light Shipping Limited          100% owned subsidiary. The company owns
                                         the bulk carrier TORM Arawa.

Eastern Light Shipping Limited           100% owned subsidiary. The company owns
                                         the bulk carrier TORM Pacific.

LR2 Management   K/S                     50% owned limited  partnership.  Maersk
                                         Tankers   ownes  the  other  50%.   The
                                         partnership  acts as pool  manager  for
                                         the LR2 pool.

LR1 Management   K/S                     100%  owned  limited  partnership.  The
                                         partnership  acts as pool  manager  for
                                         the LR1 pool.

MR Management   K/S                      100%  owned  limited  partnership.  The
                                         partnership  acts as pool  manager  for
                                         the MR pool.

     During 2004, we restructured the activities of the Group with the primary aim of transferring ownership of vessels from single-vessel entities to A/S Dampskibsselskabet TORM and Torm Singapore (Pte) Ltd. thereby reducing the number of significant entities compared to 2003.

D. Property, Plant and Equipment

     We do not own any real property other than three small residential properties. We lease office space in Copenhagen and Singapore. The Copenhagen office comprises approximately 2,283 square meters and is leased until September 2014 from an unaffiliated third party at a rate of DKK 3.8 million, or approximately USD 689,000 per year, increasing to approximately DKK 5.6 million, or approximately USD 1.0 million per year in 2014. The Singapore office comprises approximately 120 square meters and is leased until May 31, 2005 at a rate of SGD 97,970, or approximately USD 60,000 or DKK 327,000, per year from an unaffiliated third party. Furthermore, we have leased three apartments in Singapore. One is leased until February 2006 at a rate of SGD 44,400, or approximately USD 27,000 or DKK 148,000, per year from an unaffiliated third party. One is leased until May 2006 at a rate of SGD 60,000, or approximately USD 37,000 or DKK 200,000, per year from an unaffiliated third party. One is leased until October 2006 at a rate of SGD 46,200, or approximately USD 28,000 or DKK 154,000, per year from an unaffiliated third party.

     The following table lists our entire fleet of owned and long term chartered in vessels as of December 31, 2004:

Product Tankers      Year Built      Dwt     Ownership               Flag (1)
---------------      ----------      ---     ---------               --------

Wholly Owned

TORM Helene             1997       99,999    D/S TORM                 DIS
TORM Valborg            2003       99,999    D/S TORM                 NIS
TORM Ingeborg           2003       99,999    D/S TORM                 NIS
TORM Hilde(3)           1990       84,040    D/S TORM                 NIS
TORM Margrethe(3)       1988       84,040    D/S TORM                 DIS
TORM Estrid             2004       74,999    D/S TORM                 DIS
TORM Ismini             2004       74,999    D/S TORM                 DIS
TORM Agnete             1999       47,165    Torm Singapore           Singapore
TORM Freya              2003       45,990    D/S TORM                 DIS
TORM Thyra              2003       45,990    D/S TORM                 DIS
TORM Mary               2002       45,990    D/S TORM                 DIS
TORM Vita               2002       45,940    D/S TORM                 DIS
TORM Gertrud            2002       45,940    D/S TORM                 DIS
TORM Gerd               2002       45,940    D/S TORM                 DIS
TORM Gotland            1995       44,999    D/S TORM                 DIS
TORM Alice              1995       44,999    D/S TORM                 DIS
TORM Gunhild            1999       44,999    D/S TORM                 DIS
TORM Anne               1999       44,990    Torm Singapore           Singapore
TORM Olga(4)            1992       44,646    Torm Singapore           Singapore
TORM Asia(4)            1994       44,367    Torm Singapore           Singapore

Partially Owned

Kirsten (50%)           1988       83,651    D/S TORM                 NIS

Chartered In

TORM Kristina(2)        1999       99,999                             Liberia
TORM Gudrun(2)          2000       99,965                             Liberia

Bulk Carriers        Year Built      Dwt                              Flag
-------------        ----------      ---                              ----
Wholly Owned
TORM Tina               2001       75,966    Torm Singapore           Singapore
TORM Marta              1997       69,638    D/S TORM                 NIS
TORM Marina             1990       69,637    D/S TORM                 DIS
TORM Herdis             1992       69,618    D/S TORM                 NIS
TORM Baltic             1997       69,614    Torm Singapore           Singapore
TORM Marlene            1997       69,548    Torm Singapore           Singapore
TORM Tekla              1993       69,268    D/S TORM                 DIS
TORM Arawa              1997       27,827    Southern Light Shipping  Liberia
TORM Pacific            1997       27,802    Eastern Light Shipping   Liberia

     (1): DIS stands for the Danish International Shipping Registry and NIS stands for the Norwegian International Shipping Registry.

     (2): On ten-year time charter to TORM expiring in 2010.

     (3): Sold and delivered in January/February 2005 with five-year time charter back to TORM.

     (4): Sold in 2005. Torm Olga was delivered in April 2005 and Torm Asia is expected to be delivered in the third quarter of 2005.

     Please refer to Item 5B for information regarding planned investments.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2004 SUMMARY

     2004 was an outstanding year for TORM. Historically high freight rates and high earnings for both the Tanker and Bulk divisions resulted in net earnings from shipping activities of DKK 1,444 million (as compared to DKK 647 million in
2003). Coupled with a significant increase in the value of the investment in Dampskibsselskabet "NORDEN" A/S of DKK 1,034 million (as compared to DKK 681 million in 2003) the Company achieved its best financial performance to date in 2004. Net profit for the year was DKK 2,281 million (as compared to DKK 1,051 million in 2003) and our shareholders approved a dividend payment of DKK 15 per share (as compared to DKK 6 in 2003) at the Annual General Meeting, corresponding to a total dividend payment by the Company of DKK 546 million.

     Rates in the product tanker market were at high levels throughout the year and increased further toward year-end. As a result of a greater demand for heating oils, product tanker market rates are generally at their highest during the winter period (i.e. during the fourth and first quarters of the year), after which rates are somewhat lower during the summer. In 2004, however, rates remained at very high levels throughout the summer period and then increased further in the fourth quarter - a situation only seen previously in the product tanker market in 2001.

     The basis for these high rate levels and substantial increases was a solid growth in worldwide demand, low inventories of refined products especially in the western world - in part due to high oil prices - combined with the fact that for many years, this part of the world has not increased refinery capacity, causing increased distances over which refined petroleum products have to be carried. This led to a very high utilization rate of 91.5% for the world fleet and consequently very high freight rates. Furthermore, an increasing number of market participants without owned tonnage or cargoes have added further volatility to the market in recent years.

     With a young and modern fleet, which mainly operates in the spot market globally, TORM has been well positioned to take advantage of the very firm tanker market.

     The rates in the bulk market sustained the very firm levels seen at the end of 2003. During the first quarter of 2004, bulk freight rates reached historic high levels. The background for these booming rates was the significantly increased import of raw materials, especially in China, but also the result of growth in other regions of the world, including India, and an increase in waiting days due to limited port capacity thereby tying up a portion of the world fleet.

     In the second quarter of 2004, the Chinese government adopted a number of measures aimed at minimizing the risk of overheating the economy, which resulted in a substantial drop in bulk freight rates. In the third and fourth quarters, however, rates began to increase as stocks reached more normal levels, and imports of raw materials to China began to rise again.

     In order to cover earnings at the historically high levels in a market with significant volatility we began towards the end of 2003 to charter out a significant part of the bulk fleet on time charter, typically for periods of about one year. This coverage was gradually renewed in the final quarter of 2004 and early 2005, and at higher rates, thereby securing approximately 65% of the Bulk division's earnings as of March 1, 2005.

     We continued our fleet renewal and expansion during 2004. We took delivery of two LR1 product tankers from the Hyundai yard in Korea and also purchased two second hand MR product tankers. In accordance with our strategy to own a young, modern fleet of product tankers, at the end of 2004, we purchased two MR product tanker newbuildings to be delivered in 2005. Our owned bulk fleet was expanded during the year through the exercise of existing purchase options held on a number of chartered-in vessels, resulting in three Panamax bulk carriers being added to the owned fleet at favourable prices.

     The three product tanker pools experienced further growth throughout the year. Despite an unchanged number of pool partners the three pools grew by 23% from 61 vessels to 75 vessels during 2004.

     The increasing importance of the markets east of the Suez Canal combined with the fact that many of our customers have representation in Singapore led us to strengthen our office in Singapore in 2004. The new office undertakes numerous functions and charters and operates our own and pool partners' vessels.

     In October 2004, we opened our own recruitment office in the Philippines, which will help ensure our ability to further strengthen and retain the staff of seagoing personnel with the competencies crucial to maintaining the highest possible standards. We believe that a strong staff of seagoing personnel is important as demand for highly qualified naval officers is increasing strongly.

     The value of TORM's investment in NORDEN increased significantly during 2004 and NORDEN paid a dividend of DKK 200 million to TORM in 2004.

     The price of TORM's common shares and ADSs reached new highs on both the Copenhagen Stock Exchange and the Nasdaq National Market during the year and we paid a higher dividend in 2004 than any previous year. The share price on the Copenhagen Stock Exchange increased by more than 150% in 2004.

TRENDS WITHIN THE PRODUCT TANKER AND BULK SEGMENTS

     Some of the current key trends affecting the two segments in which we operate are:

     1 Relocation of refineries farther away from areas of consumption in the western world

     2    Lower inventories

     3    Obtaining capital from the financial markets

     4    The influence of new markets

Relocation of refineries farther away from areas of consumption in the western world

     There has for a number of years been a clear trend that refining capacity has grown mainly in areas other than the western world, while the most substantial consumers of clean petroleum products have remained in the western world.

     This trend is the result of increasingly stringent environmental focus in the western part of the world coupled with the fact that the oil producing nations wish to retain more of the value added by the refining process. The effect of this trend is to increase the distances involved in the transportation of refined oil products, which in turn positively affects the product tanker market. Consequently, the trend is for the increase in consumption of refined petroleum products in the western world to be mainly supplied by imports, which is beneficial to TORM.

Lower inventories

     Inventories of clean petroleum products were at very low levels during 2004. This was the result of increased consumption combined with the rising price of crude oil resulting in a number of market participants not wishing to hold excessive inventories.

     Low inventories mean that if, for example, longer periods of poor weather, strikes or other events disrupt supply, market participants will be prepared to pay very high freight rates.

Obtaining capital from the financial markets

     During the last 5-10 years it has become increasingly common among shipping companies to raise capital in the financial markets through the sale of shares or corporate bonds, offering new opportunities for financing purchases of fleets or companies.

     The relatively large risk appetite from financial investors has furthermore opened a window of opportunity for comparative newcomers to shipping with a view to raising capital in the financial market for the acquisition of vessels or companies.

     Furthermore, the increasing focus among financial investors on shipping companies has resulted in interest from private equity funds who in the past showed little or no interest in shipping companies as an investment opportunity.

     The fact that capital can be raised in the financial markets with relative ease, taken together with very strong freight rates and the fact that the shipyards' order books for the sizes of vessels operated by TORM are largely filled until 2008, which is a historically long period, has resulted in a significant increase in investor interest, which when combined with high steel prices and a worsening currency situation has led to large increases in newbuilding prices and the prices of second-hand vessels.

The influence of new markets

     "New" markets such as China and India account for a continually increasing percentage of the world's consumption of raw materials - for example coal and oil. This means that freight rates affecting product tankers as well as bulk carriers are to an increasing extent dependent on the developments in these countries.

     As an example, there has traditionally been greater demand for oil products during the first and fourth quarters of the year, on the back of demand for heating oil in the western world. However, the growing importance of markets outside the western world has lessened these seasonal variations in recent years.

     In the bulk market, the effect particularly of China has been very pronounced. China's increasing import of raw materials from far-away producer nations has absorbed significant capacity. At the same time, the increase in demand during specific periods of the year has placed heavier demand on certain load and discharge ports, which do not have the capacity to handle the large number of additional vessels arriving to load or discharge. This has resulted in an increasing number of waiting days, thereby reducing world fleet capacity. This development is expected to continue for some time.

TORM'S STRATEGY

Tanker division

     In the Tanker division we have specialized in product tankers. This focus is due to the continued expectation that this segment of the tanker market over a longer period of time will grow faster than the tanker market in general. This expectation is based on the growth of refining capacity increasingly taking place outside the key consuming areas - the western world - resulting in larger transportation distances.

     We have for a number of years focused on the ownership and operation of quality tonnage and as early as 1988 the Company took delivery of its first double-hulled product tanker. The average age of the Company's tanker fleet as at March 1, 2005, was 5.0 years - to our knowledge one of the lowest among the major tanker owning companies. With an increasing focus from the IMO, the EU and individual countries and customers, it is our view that in the future it will be very important to have a double-hull quality fleet to retain a competitive edge.

     TORM's strategy in the product tanker segment has, since 1989, been to focus on the development of the pool concept together with other ship owners who share our philosophy with regards to quality and service. The Tanker division's customers - mainly the large oil companies and oil traders - have over the past 10-15 years become fewer, but significantly larger, partly the result of mergers and acquisitions. Pooling gives TORM and its partners critical mass - and thereby the possibility to offer our increasingly larger customers the delivery, capacity and reliability they require in the future. Furthermore, pooling helps to reduce the number of waiting days and to even out regional differences in freight levels by giving us a presence in several markets at the same time.

     Through the three pools (MR, LR1, and LR2), we believe that we and our partners have achieved a leading position in the world market. In as much as we wish to be in a position to offer delivery reliability and at the same time retain our leading market position, the strategy is naturally focused on the spot market. Nonetheless, we will to a lesser extent cover a part of our freight and bunkers price risk as described in item 11.

Bulk division

     In the Bulk division, TORM has chosen to focus on Panamax vessels and, to a lesser extent, Handysize vessels. The Panamaxes are operated by TORM, whereas the Handysize vessels are operated within the IHC pool in Hong Kong.

     Our investments in the Bulk division is relatively limited, although it increased in 2004 as a result of a strategy partly based on the chartering in of tonnage for longer periods. When it is considered commercially advantageous, a purchase option will be negotiated as part of the charter party terms. This gives us a significantly higher degree of flexibility from an investment and business perspective as well as hedging of freight rates. Purchase options are significant in the segments of the bulk market within which we operate in that the market offers good opportunities for asset management.

     Since the bulk market is in general much more fragmented than the product tanker market, pooling has far less commercial relevance in this market.

     Insofar as market conditions allow, we will generally seek to cover forward a portion of the volatility by chartering vessels out on period charter. Should the spot market fall drastically - precisely the situation we wish to protect ourselves against - smaller market players may face the problem of survival. We believe that the hedging that has taken place has been ineffective, since a market risk is merely replaced by a credit risk.

A. Operating Results

     The financial information included in the discussion below is derived from our consolidated financial statements. The results of our Liner activities, which were disposed of during 2002, are included under profit before tax from discontinued operations. The consolidated financial statements have been prepared in accordance with Danish GAAP, which differs in certain significant respects from U.S. GAAP. For a discussion of the primary differences between Danish GAAP and U.S. GAAP and a reconciliation of profit and stockholders' equity to U.S. GAAP, please see note 17 to our consolidated financial statements.

                              TORM AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
                              (in thousands of DKK)

                                             2002          2003          2004
                                             ----          ----          ----

Net revenue                               1,538,618     1,927,996     2,596,410
Port expenses and bunkers                  (555,700)     (621,087)     (497,258)
                                          ---------    ----------    ----------
Time Charter Equivalent Earnings            982,918     1,306,909     2,099,152

Charter hire                               (463,510)     (404,960)     (357,069)
Technical running costs                    (217,402)     (254,780)     (298,346)
                                          ---------    ----------    ----------
Gross  profit (Net earnings from
shipping activities)                        302,006       647,169     1,443,737

Profit on sale of vessels and interests      16,965          (464)            0
Administrative expenses                    (101,342)     (126,119)     (171,656)
Other operating income                       55,227        51,368        78,732
                                          ---------    ----------    ----------
Profit before depreciation                  272,856       571,954     1,350,813

Depreciation                               (158,400)     (176,872)     (210,746)
                                          ---------    ----------    ----------
Profit before financial items               114,456       395,082     1,140,067
Financial items                               5,988       656,637     1,193,704
                                          ---------    ----------    ----------
Profit before tax                           120,444     1,051,719     2,333,771

Tax on profit on ordinary activities        360,190          (692)      (52,556)
                                          ---------    ----------    ----------
Profit from continuing operations           480,634     1,051,027     2,281,215
                                          ---------    ----------    ----------
Profit before tax from discontinued
operations                                   69,818             0             0
Tax on discontinued operations                    0             0             0
                                          ---------    ----------    ----------
Net profit for the year                     550,452     1,051,027     2,281,215
                                          ---------    ----------    ----------

COMPARISON OF THE YEAR ENDED DECEMBER 31, 2004 AND THE YEAR ENDED DECEMBER 31, 2003

     Net profit for the year increased by 117% to DKK 2,281 million from DKK 1,051 million in 2003, corresponding to earnings per share (EPS) of DKK 65.6 in 2004 against DKK 30.3 in 2003. Excluding an unrealized gain on the shares in Dampskibsselskabet "NORDEN" A/S of DKK 1,034 million the profit before tax for the year was DKK 1,300 million, which is considerably higher than expected as reported at the beginning of the financial year in our Form 6-K dated March 30, 2004.

     The considerably higher profit is primarily the result of freight rates, which during most of the year were higher than expected. The addition of seven vessels to TORM's fleet of owned vessels, of which three vessels had previously been chartered by the Company, further contributed to the reported profit since the addition of these vessels was not included in the announcement of expected profit made at the beginning of the year.

     TORM's total assets increased by DKK 1,885 million to DKK 6,779 million from DKK 4,894 million in the previous year. The most significant developments behind this increase are an increase in the book value of vessels in 2004 of DKK 600 million due to fleet expansion, and DKK 1,034 million relating to a value adjustment of the Company's investment in Dampskibsselskabet "NORDEN" A/S, whereas cash at bank and in hand increased by DKK 195 million.

     The shareholders' equity increased by DKK 1,860 million to DKK 4,324 million from DKK 2,464 million corresponding to an increase in the solvency ratio (refer to item 17 for definition) of 14 percentage points to 64% from 50% in 2003. The significant increase in shareholders' equity is due mainly to the profit for the year less dividend paid out and exchange rate adjustment from translation of financial statements in USD to DKK. TORM's total debt increased by DKK 25 million to DKK 2,455 million from DKK 2,430 million in the previous year.

Net earnings from shipping activities

     Below net earnings from shipping activities are presented on segment level:

DKK million                                    Not                                         Not
                            Tanker   Bulk   Allocated*)   Total 2003   Tanker    Bulk   Allocated*)   Total 2004
--------------------------------------------------------------------   -----------------------------------------
Net revenue                  1,115    793          20          1,928   1,532    1,064             0        2,596
Port expenses and bunkers     -319   -308           6           -621    -407      -90             0         -497
                            ----------------------------------------   -----------------------------------------
Time charter equivalent
earnings                       796    485          26          1,307   1,125      974             0        2,099
Charter hire                   -84   -310         -12           -405     -81     -276             0         -357
Technical running costs       -195   -43          -17           -255    -237      -70             9         -298
                            ----------------------------------------   -----------------------------------------
Gross profit/(loss)
(Net earnings from
shipping activities)           518    133          -3            647     807      628             9        1,444

*)   Primarily offshore vessels. The offshore activities ceased in 2003.

     TORM's total net revenue in 2004 was DKK 2,596 million as compared to DKK 1,928 million in the previous year. TORM's revenue is derived from two segments, the Tanker division and the Bulk division. In the markets in which these divisions operate, the time charter equivalent (TCE) rates, defined as net revenue less voyage expenses divided by the number of available earning days (days available for service) is used to compare freight rates. Under time charter contracts the charterer pays for the voyage expenses whereas the ship owner pays for the voyage expenses under voyage charter contracts. As a consequence, TORM primarily bases economic decisions upon expected TCE rates rather than on expected net revenues. The analysis of our revenue is therefore primarily based on the development in time charter equivalent earnings. TORM's time charter equivalent earnings in 2004 were DKK 2,099 million as compared to DKK 1,307 million in 2003. Generally higher rates in all segments as well as the addition of tonnage especially in the tanker segments LR1 and MR were the primary reasons behind the increase in TCE rates.

     The increase in the time charter equivalent earnings should be viewed against the background of the continued decrease in the USD/DKK exchange rate. The average USD/DKK exchange rate in 2004 decreased by more than 9% compared to 2003. Without this decrease, the Company's increase in earnings would have been approximately DKK 1,001 million as compared to the actual DKK 792 million.

Tanker division

     Net revenues in the Tanker division increased by 37% to DKK 1,532 million from DKK 1,115 million in 2003, whereas the time charter equivalent earnings increased by DKK 329 million or 41% to DKK 1,125 million from DKK 796 million in the previous year.

     Freight rates prevailing in the market for TORM's Tanker division in 2004 were generally at very high levels largely throughout the year. In normal circumstances, the tanker market is strongest during the first and fourth quarters of the year as a result of demand for oil products for heating during the winter period. After a short period during the start of the second quarter of 2004 when rates fell as expected, rates firmed again over the summer period and further increased towards year-end with a weakening tendency in December influenced by a warmer than usual winter in the U.S., which slowed market demand for crude oil and product tanker vessels. These developments took place against the background of a market facing a tight tonnage balance due to a strong demand for crude oil and clean petroleum products. Ton-miles (the weight of the cargo multiplied by the distance that the cargo is carried) for the tanker market as a whole, which indicates the total capacity demand in the market increased 10.4% in 2004, whereas the capacity of the world's fleet increased by only 4.2%.

     Demand for transport capacity increased further as a result of historically low inventories of clean petroleum products in countries in the Western hemisphere. This increase was partly due to the higher oil price, increasing demand and limited refinery capacity in these countries.

     According to industry sources, utilization of the active tanker fleet reached 91.5%, which when combined with the periods of off-hire due to bad weather, maintenance, waiting time in ports, etc. is nearly full capacity. This is the highest utilization rate registered since measurements started in 1986. The high utilization rates led to high volatility in the different segments during the year.

     Taking the year as a whole, the LR2 segment achieved freight rates that were on average 22% higher than in the previous year. This increased earnings by DKK 71 million. The number of available earning days increased by 593 days or 48% from the previous year, as the delivery of two newbuildings in the second half of 2003 took full effect in 2004. This resulted in an increase in earnings of DKK 106 million.

     In the LR1 segment TORM took delivery of two newbuildings during the year. The newbuildings were the primary reason for the increase in the number of available earning days of 578 days or 68% from the previous year, resulting in an increase in earnings of DKK 86 million. The increase in average freight rates of 11% increased earnings by DKK 23 million from the previous year.

     In the MR segment, we took delivery of two vessels. Moreover, the addition of tonnage was the main reason for the increase in the number of available earning days of 331 days or 8% from the previous year, which increased earnings by DKK 38 million. The average freight rates were 24% higher than in the previous year, which affected earnings positively by DKK 117 million.

         The continued decrease in the USD/DKK exhange rate resulted in lower time charter equivalent earnings for the year in the Tanker division by DKK 112 million. The increase in the time charter equivalent earnings in the Tanker division can be summarized as illustrated in the table below.

Earnings for the Tanker division
--------------------------------------------------------------------------------
A.DKK million                               MR   LR1   LR2   Unallocated   Total

Time charter equivalent earnings 2003      458   125   220         (7)      796
Change in number of earning days            38    86   106         --       230
Change in freight rates                    117    23    71         --       211
                                           ---   ---   ---       ----     -----
                                           613   234   397         (7)    1,237
Change in USD/DKK exchange rate                                            (112)
                                                                          -----
Time charter equivalent earnings 2004                                     1,125
--------------------------------------------------------------------------------

     Contained in time charter equivalent earnings, port and bunker expenses - or voyage expenses - rose in 2004 by almost 28% or DKK 88 million to DKK 407 million from the previous year primarily as a consequence of the increased activity in the form of more vessels, leading to more available earning days and more port calls. The average bunker price for purchases in 2004 was 6% higher than in 2003, which corresponds to an increase in bunker expenses of DKK 15 million.

     The table below summarizes the earnings data per quarter for the Tanker division.

Earnings data for the Tanker division

USD/Day                             2003                   2004                             2004    % Change
                                 Full year        q1        q2        q3        q4     Full year   2003-2004
------------------------------------------------------------------------------------------------------------
LR2/Aframax vessels
Available earning days for:*)
- Owned vessels                         510       273       273       276       276      1,098        115%
- Time chartered vessels                721       182       177       184       184        726        0.7%
TCE per earning days**)              27,185    32,012    27,896    28,389    47,626     33,116         22%
TRC per earning days***)             (5,799)   (4,453)   (4,898)   (4,148)   (5,285)    (4,754)       (18%)
------------------------------------------------------------------------------------------------------------

LR1/Panamax vessels
------------------------------------------------------------------------------------------------------------
Available earning days for:*)
- Owned vessels                         847       288       319       406       413      1,425         68%
- Time chartered vessels                  0         0         0         0         0          0          0%
TCE per earning days**)              22,429    28,270    23,028    22,998    30,253     24,912         11%
TRC per earning days***)            (6,458)   (6,141)   (5,267)   (5,742)   (7,259)    (6,153)        (5%)
------------------------------------------------------------------------------------------------------------

MR vessels
------------------------------------------------------------------------------------------------------------
Available earning days for:*)
- Owned vessels                       4,015     1,047     1,067     1,054     1,178      4,346          8%
- Time chartered vessels                  0         0         0         0         0          0          0%
TCE per earning days**)              17,307    21,491    20,288    19,890    24,541     21,381         24%
TRC per earning days***)             (5,257)   (5,927)   (5,367)   (5,581)   (6,790)    (5,936)        13%
------------------------------------------------------------------------------------------------------------

*) Earning days are the total number of days in the period, where the vessel is ready and available to perform a voyage, i.e. is not in dry-dock etc.
**) TCE = Time Charter Equivalent Earnings = Gross freight income less bunker and port expenses.
***) TRC = Technical Running Costs for our owned vessels.

Bulk division

     In the Bulk division net revenue increased by 34% to DKK 1,064 million from DKK 793 million in the previous year, whereas the time charter equivalent earnings increased by DKK 489 million or 101% to DKK 974 million from DKK 485 million in 2003. The increase can almost solely be explained by higher freight rates.

     The market for our bulk carriers reached historic high levels in 2004, while rates fluctuated significantly during the year. This occurred against a background of increases in the import of raw materials, especially to China, increasing worldwide economic growth plus an increase in the number of waiting days in various ports brought about by increased market activity, affecting a large part of the world's fleet. Concurrently, the increase in the world bulk fleet has been relatively modest for some years, despite the very strong freight rate levels.

     As freight rates in the fourth quarter of 2003 and first quarter of 2004 increased to levels not seen before, we considered it advantageous to charter out a substantial part (50%-70%) of the fleet for longer periods - generally for a period of about 12 months - thereby reducing the risk inherent in a bulk market experiencing such volatility. As a result, our quarterly results achieved in the Bulk division showed considerably less volatility than the bulk market in general.

     Freight rates in the Panamax segment were on average 118% higher than in 2003, increasing earnings by DKK 513 million. In this segment, we added three vessels to our fleet of owned vessels during the year. However, we had previously chartered in all three vessels, but two additional vessels were chartered in starting July and November 2004, respectively, which led to the increase in the number of available earning days by 9% or 482 days from the previous year. The time charter equivalent earnings in this segment increased by DKK 37 million as a result.

     In the Handysize segment earnings increased by DKK 57 million as a consequence of average freight rates being 93% higher than in the previous year. This increase was partly offset by a decrease in the number of available earning days of 202 days, or 16%, as tonnage redelivered in 2003 took full effect in 2004, thereby reducing earnings, and an additional chartered-in vessel was redelivered in July 2004. The time charter equivalent earnings in this segment were reduced by DKK 12 million as a result.

     The increase of DKK 489 million in the bulk vessels' earnings, which adjusted for the lower USD/DKK exchange rate would have been DKK 585 million, is a clear indication of the continued, very positive bulker market, although the sharp increases in 2003 were followed by higher but more volatile freight rates in 2004. The increase in the time charter equivalent earnings in the Bulk division can be summarized as illustrated in the table below.

Earnings for the Bulk division
--------------------------------------------------------------------------------
B. DKK million                          Handysize Panamax   Unallocated    Total
Time charter equivalent earnings 2003        72       397         16        485
Change in number of earning days            (12)       37          -         25
Change in freight rates                      57       513          -        570
Other                                         -         -        (10)       (10)
                                           ----      ----       ----       ----
                                            117       947          6      1,070
Change in USD/DKK exchange rate                                             (96)
                                                                          -----
Time charter equivalent earnings 2004                                       974
--------------------------------------------------------------------------------

     Port and bunker expenses - or voyage expenses - which are contained in time charter equivalent earnings, dropped by 71% or DKK 218 million to DKK 90 million in 2004 primarily due to the redelivery of several chartered-in vessels in the Panamax segment in 2004 and our bulk vessels being chartered out to a greater extent on time charters rather than on voyage charters compared to 2003.

         The table below summarizes the earnings data per quarter for the Bulk division.

Earnings data for the Bulk division
-----------------------------------
                                                                   2004
USD/Day                                     2003 ------------------------------------------      2004     % Change
                                         Full year     q1        q2        q3        q4     Full year    2003-2004
------------------------------------------------------------------------------------------------------------------
Panamax vessels
Available earning days for:*)
- Owned vessels                             841       364       401       540       548      1,853         120%
- Time chartered vessels                  4,287     1,004       950       881       940      3,776         (12%)
TCE per earning days**)                  11,695    23,219    26,501    25,562    26,260     25,534         118%
TRC per earning days***)                 (5,109)   (5,501)   (5,810)   (4,818)   (4,502)    (5,022)         (2%)
------------------------------------------------------------------------------------------------------------------

Handysize vessels
------------------------------------------------------------------------------------------------------------------
Available earning days for:*)
- Owned vessels                             729       182       182       184       184        732           0%
- Time chartered vessels                    529       121       120        52        32        324         (39%)
TCE per earning days**)                   8,706    15,963    16,320    14,806    19,189     16,829          93%
TRC per earning days***)                 (3,058)   (3,112)   (3,302)   (3,556)   (2,651)    (3,173)          4%
------------------------------------------------------------------------------------------------------------------

*) Earning days are the total number of days in the period, where the vessel is ready and available to perform a voyage, i.e. is not in dry-dock etc.
**) TCE = Time Charter Equivalent Earnings = Gross freight income less bunker and port expenses.
***) TRC = Technical Running Costs for own vessels.

Operation of vessels

     Vessels chartered in by us do not give rise to technical running costs for TORM but only to charter hire payments. As compared to 2003, charter hire in the Tanker division decreased by DKK 3 million to DKK 81 million in 2004, whereas charter hire paid in the Bulk division dropped by DKK 34 million to DKK 276 million. The drop in the Bulk division after adjustment for the development in the USD/DKK exchange rate was DKK 6 million and was primarily caused by the delivery of three vessels purchased in 2004 that were previously chartered in.

     The technical running costs for our owned vessels increased by DKK 43 million to DKK 298 million in 2004. The most significant factor behind this development was the increase in the number of operating days of 2,530 days or 36%, primarily due to the addition of owned vessels in the LR1, MR and Panamax segments. The crew costs for the added vessels are somewhat lower than the average for the fleet as of the beginning of the year which is the main reason for the technical costs not increasing proportionately to the increase in the number of operating days. Our total fleet of owned vessels incurred 15 off-hire days in 2004 corresponding to two per thousand of the number of operating days compared to 21 off-hire days in 2003 corresponding to three per thousand of the number of operating days. We regard this as a very positive development.

     Technical running costs are mainly incurred in USD (approximately 50%) and DKK (approximately 39%). The lower USD/DKK exchange rate offset the increase in our technical running costs by approximately DKK 14.8 million for our total fleet.

Administrative expenses and other operating income

     Our total administrative expenses increased from 2003 to 2004 by DKK 46 million to DKK 172 million mainly due to higher staff costs including bonuses due to a greater number of positions in the Company and a general increase in salary levels, and expenses relating to our Parent Company moving to new offices, increased expenses to Directors' and Officers' Liability and Company Reimbursement Insurance and increased travel activities compared to the previous year.

     Other operating income primarily comprises income from chartering commissions received by TORM in connection with the management of the three tanker pools. Other operating income increased in 2004 by DKK 28 million to DKK 79 million from DKK 51 million in the previous year. As adjusted for the effects of the lower USD/DKK exchange rate, the increase was DKK 35 million. This increase is primarily due to increased commissions from the three tanker pools. These commissions are based on net revenues in the pools and the increase is a direct result of the higher freight rates compared to 2003 and the greater number of vessels in the pools.

Vessels and dry-docking

     The increase in tangible fixed assets of DKK 570 million to DKK 3,763 million is mainly attributable to the change in vessels and capitalized dry-docking. The carrying value of vessels and capitalized dry-docking increased by DKK 596 million to DKK 3,540 million. The increase relating to vessels amounted to DKK 600 million. The addition of new tonnage amounted to a total acquisition cost of DKK 1,021 million resulting from two LR1 tanker newbuildings, two MR tankers built in 1999 and 1995 as well as three Panamax bulk vessels, of which one was built in 2001 and two in 1997. The drop in the USD against the DKK caused a negative translation adjustment of DKK 225 million for the total fleet, and depreciation on the vessels amounted to DKK 200 million. Prepayment on vessels under construction decreased by DKK 25 million among other things due to the abovementioned deliveries and the decrease in the USD/DKK exchange rate. During the year additional prepayments on already agreed newbuildings were made.

     Depreciation amounted to DKK 211 million in 2004 as compared to DKK 177 million in 2003, an increase of DKK 34 million. The increase, of which DKK 17 million can be allocated to each of the two divisions, is due solely to the expansion of the fleet during 2004. The lower USD/DKK exchange rate reduced the total depreciation by DKK 21 million compared to 2003.

     During the fourth quarter of 2004, we added to our newbuilding program by acquiring two MR newbuildings from the STX yard in South Korea for delivery in first or second quarter of 2005. By the end of the year, the first two installments corresponding to 20% of the total purchase price had been paid.

     The market value of our fleet and newbuilding program (five LR2 newbuildings and two MR newbuildings) exceeded the carrying value of the fleet including newbuilding contracts by DKK 3.1 billion at year-end. This valuation is based on the average of three internationally acknowledged shipbrokers' valuations.

Other investments (NORDEN)

     Other investments mainly comprise our investment of 31.6% of the shares in NORDEN with a carrying value of DKK 1,984 million as at December 31, 2004 as compared to DKK 950 million in the previous year.

     We continue not to consider NORDEN as an associated company, as we do not have influence on decisions and are not represented on NORDEN's board of directors. Our investment in NORDEN is valued on the basis of the closing price on the Copenhagen Stock Exchange on December 31, 2004, of DKK 2,725.52 per share.

     Our investment in NORDEN has proved to be extremely satisfactory. Against an initial investment of DKK 263 million, we have as of December 31, 2004 received dividends from NORDEN in the amount of DKK 207 million, of which DKK 200 million was received in 2004. The accumulated unrealized gain on the investment as of December 31, 2004 totals DKK 1,721 million, of which DKK 1,034 million represents the gain in 2004.

     Our gain on a potential sale of the NORDEN shares will be tax free after 3 years of ownership, or as of August 2005. This does not necessarily mean, however, that we have decided to dispose of the investment after this date.

Financing

     Net financial items in 2004 were positive by DKK 1,194 million as compared to DKK 657 million in 2003. The most significant reason for the difference is the large unrealized gain on the NORDEN shares of DKK 1,034 million as compared to DKK 681 million in the previous year. Dividends received amounted to DKK 201 million in 2004, of which DKK 200 million was paid on the NORDEN shares. In 2003, dividends received amounted to DKK 8 million, of which DKK 7 million was from NORDEN.

     Net interest expenses amounted to DKK 68 million in 2004 as compared to DKK 55 million in 2003. The increase relates to interest expenses, which amounted to DKK 89 million as compared to DKK 74 million in the previous year. Net interest bearing debt (refer to item 17 for definition) was reduced by DKK 212 million during the year to DKK 1,486 million from 1,698 million in 2003. However, mortgage debt is denominated in USD and amounted to DKK 2,162 million as at December 31, 2004 as compared to DKK 2,177 million including capitalized lease obligations in the previous year. Adjusted for the lower USD/DKK exchange rate, mortgage debt increased by DKK 179 million to DKK 2,356 million, which is the main factor behind the increase in interest expenses. Please refer to note 7 to our consolidated financial statements for a breakdown of financial items in the income statement and to note 11 for an overview of mortgage debt and bank loans.

     Invested capital (refer to item 17 for definition) increased by DKK 609 million to DKK 3,795 million from DKK 3,186 million at the beginning of the year. The increase can primarily be explained by the addition of tonnage during the year. Taking into account the development in net interest bearing debt during 2004, it is evident that the additions are net financed by cash flow from operations.

Shareholders' equity increased by DKK 1,860 million to DKK 4,324 million. The considerable growth in shareholders' equity is mainly due to our net profit for the year of DKK 2,281 million less dividends paid out during the year of DKK 209 million excluding dividends on own shares, and the adjustment from the translation from USD to DKK of DKK 179 million.

Tax on profit for the year

     Tax for the year was an expense of DKK 53 million as compared to an expense of DKK 1 million in 2003. TORM entered into the tonnage taxation scheme with effect from 2001 and has filed tax returns for 2001 through 2003. The assessment of the tax returns by the tax authorities has not yet been completed and the tax provision for the year is therefore to a great extent based on management's judgment regarding the outcome of the assessment. Please refer to the section below regarding tax under the heading "Critical accounting policies", Item 10E and note 8 to our consolidated financial statements for further information.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 2003 AND THE YEAR ENDED DECEMBER 31, 2002

     Below net earnings from shipping activities are presented on segment level:

DKK million                                   Not                                         Not
                            Tanker   Bulk   Allocated*)   Total 2002   Tanker    Bulk   Allocated*)   Total 2003
--------------------------------------------------------------------   -----------------------------------------
Net revenue                   904     592            43        1,539   1,115     793       20           1,928
Port expenses and bunkers    -229    -322            -5         -556    -319    -308        6            -621
                            ----------------------------------------   -----------------------------------------
Time charter equivalent
earnings                      675     270            38          983     796     485       26           1,307
Charter hire                 -200    -242           -21         -464     -84    -310      -12            -405
Technical running costs      -159     -44           -14         -217    -195     -43      -17            -255
                            ----------------------------------------   -----------------------------------------
Gross profit/(loss)
(Net earnings from
shipping activities)          315     -17             4          302     518     133       -3             647

*) Primarily offshore vessels

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

     The increase in the Tanker division's net revenue should be seen against the background of the substantial drop in the USD/DKK exchange rate during 2003. The annual average USD/DKK exchange rate for 2003 decreased by more than 16% from 2002. Without this decrease in the USD/DKK exchange rate, the increase in the Tanker division's net revenue in 2003 would have been approximately DKK 432 million. Generally higher freight rates, which on average were 22% higher in 2003 than in 2002, and a 29% increase in ship earning days were the reasons for the increase in tanker revenue. Increased focus on quality tonnage following the sinking of the single-hull crude oil tanker "Prestige" in November 2002, a general strike in Venezuela, which resulted in longer 'ton-mile' voyages for cargoes to the North American market, and the war in Iraq combined with generally low inventories of clean petroleum products resulted in an increase in freight rates and hence in the increased earnings in the Tanker division. For the year as a whole, tanker freight rates peaked in March and April and thereafter continued to weaken until the end of the fourth quarter, when freight rates, influenced by demand from Asia, increased again. Towards the end of the fourth quarter, import of crude oil and refined products to the U.S. increased due to the arrival of the winter season, which further increased the market demand for crude oil and product tanker vessels. The 29% increase in earning days is due to the delivery during 2002 and 2003 of six MR-newbuildings and two LR2-newbuildings to our fleet.

Increased Tanker net revenue
----------------------------
                                          DKK mill.     USD mill.
22% increase in charter rates                 213           28
29% increase in earning days                  153           19
Other                                          66            8
                                            -----         -----
Increased earnings                            432           55
USD/DKK exch. rate adjustments               (221)
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

Increased Bulk net revenue
--------------------------
                                          DKK mill.    USD mill.
61% increase in charter rates                206           26
29% increase in earning days                  86           11
Other                                         66            8
                                            -----         -----
Increased earnings                           358           45
USD/DKK exch. rate adjustments              (157)
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

Earnings data for the Tanker division
-------------------------------------
USD/Day                            2002                  2003
                                       --------------------------------------------       2003   % Change
                              Full year      q1         q2         q3         q4       Full year  2002-2003
                              ---------    -------    -------    -------    -------    ---------  ---------
LR2/Aframax vessels
----------------------------------------------------------------------------------------------------------
Available earning days for:*)
- Owned vessels                     357         90         90         97        233        510         43%
- Time chartered vessels            718        180        182        184        175        721          0%
TCE per earning days**)          22,021     31,237     32,804     27,008     19,559     27,185         23%
TRC per earning days***)         (5,466)    (5,651)    (5,816)    (5,660)    (5,769)    (5,799)         6%
----------------------------------------------------------------------------------------------------------

LR1/Panamax vessels
----------------------------------------------------------------------------------------------------------
Available earning days for:*)
- Owned vessels                     846        210        194        220        223        847          0%
- Time chartered vessels            166          0          0          0          0          0       (100%)
TCE per earning days**)          16,738     23,630     26,507     19,670     18,616     22,429         34%
TRC per earning days***)         (6,398)    (5,691)    (7,070)    (4,966)    (6,646)    (6,458)         1%
----------------------------------------------------------------------------------------------------------

MR vessels
----------------------------------------------------------------------------------------------------------
Available earning days for:*)
- Owned vessels                   2,550      1,004      1,000      1,001      1,011      4,015         57%
- Time chartered vessels              8          0          0          0          0          0       (100%)
TCE per earning days**)          13,920     18,355     19,369     15,523     15,188     17,307         24%
TRC per earning days***)         (5,036)    (5,701)    (4,575)    (5,030)    (5,450)    (5,257)         4%
----------------------------------------------------------------------------------------------------------

*) Earning days are the total number of days in the period, where the vessel is ready and available to perform a voyage, i.e. is not in dry-dock etc.
**) TCE = Time Charter Equivalent Earnings = Gross freight income less bunker and port expenses.
***) TRC = Technical Running Costs for our owned vessels.

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

Earnings data for the Bulk division
-----------------------------------

USD/Day                            2002                  2003
                                       --------------------------------------------       2003   % Change
                              Full year     q1          q2         q3         q4       Full year  2002-2003
                              ---------    -------    -------    -------    -------    ---------  ---------
Panamax vessels
----------------------------------------------------------------------------------------------------------
Available earning days for:*)
- Owned vessels                     727        180        170        184        307        841         16%
- Time chartered vessels          2,748        981      1,116      1,191      1,019      4,287         56%
TCE per earning days**)           7,318      9,166     11,905     12,965     14,789     11,695         60%
TRC per earning days***)         (4,766)    (5,208)    (4,592)    (5,496)    (4,388)    (5,109)         7%
----------------------------------------------------------------------------------------------------------

Handysize vessels
----------------------------------------------------------------------------------------------------------
Available earning days for:*)
- Owned vessels                     707        180        182        184        184        729          3%
- Time chartered vessels            768        176        169         92         92        529        (31%)
TCE per earning days**)           5,875      7,526      7,781      8,419     11,424      8,706         48%
TRC per earning days***)         (3,010)    (3,442)    (3,180)    (2,811)    (2,871)    (3,058)         2%
----------------------------------------------------------------------------------------------------------

*) Earning days are the total number of days in the period, where the vessel is ready and available to perform a voyage, i.e. is not in dry-dock etc.
**) TCE = Time Charter Equivalent Earnings = Gross freight income less bunker and port expenses.
***) TRC = Technical Running Costs for own vessels.

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

B.   Liquidity and capital resources

     Servicing of our obligations under loan agreements, payment of charter hire for chartered-in vessels and all other commitments that we have entered into are paid out of the cash generated by our operating activities. Our total cash and cash equivalents including bonds amounted to DKK 676 million at the end of the year against DKK 479 million at the beginning of the year, resulting in a net increase in cash and cash equivalents from cash flows for the year of DKK 197 million compared to net decreases of DKK 43 million in 2003 and DKK 305 million in 2002.

     Despite this relatively modest development, our operations generated a historically high cash flow of DKK 1,397 million in 2004 as compared to DKK 494 million in 2003 and DKK 261 million in 2002. The primary source of the cash flow was profit from operating activities. Our investment in NORDEN also contributed with DKK 200 million in dividends received.

     Cash flow from operating activities was for the most part used to finance the investing activities during the year as DKK 1,117 million net was invested in tangible fixed assets, primarily comprising our extensive expansion of the fleet, compared to DKK 1,007 million in 2003 and DKK 934 million in 2002.

     Cash outflow from financing activities was DKK 83 million compared to cash inflow of DKK 471 million in 2003 and DKK 552 million in 2002. Borrowing amounted to DKK 875 million for the financing of our newbuilding program and purchase of second hand vessels, while scheduled repayments on mortgage debt and finance lease obligations amounted to DKK 695 million. Dividends paid to our shareholders in the amount of DKK 209 million and settlement of share options relating to our share option program including DKK 54 million in shares transferred also negatively affected cash flow from financing activities.

     Of our cash and cash equivalents as at December 31, 2004 of DKK 676 million, DKK 54 million were held as collateral for a USD loan. Thus, our unencumbered cash and cash equivalents were DKK 622 million at year-end compared to DKK 427 million in 2003 and DKK 336 million in 2002. Please refer to note 17, paragraph i), to our consolidated financial statements for a summarized statement of cash flow in accordance with U.S. GAAP.

     We have significant cash requirements associated with our long term debt and time charters. These payments are influenced by changes in interest rates. In order to manage interest rate risk, we enter into financial instruments to swap the variable interest rate on a portion of our borrowings for fixed rate debt.

     To support our strategy, we increased our financial flexibility in the fourth quarter of 2004, as we agreed to a revolving facility with leading banks. The facility has a total limit of USD 570 million, of which USD 299 million was drawn as at December 31, 2004. Part of the facility is dedicated to the financing of new tonnage, whereas the remaining part will go to the ongoing financing of some of our existing vessels. As at December 31, 2004 we had additional loans of approximately DKK 779 million bringing total credit agreements to DKK 3,895 million bearing interest at LIBOR + .75% of which slightly more than DKK 1.5 billion was unused.

     As of the end of April 2005, TORM's newbuilding program and contracted second-hand vessels comprised 17 vessels, of which one vessel is owned through a 50/50 joint venture with J. B. Ugland Shipping A/S. When acquiring vessels, the first 20%-30% of the contract price is normally financed by TORM, and the remaining 70%-80% is financed by mortgage debt. TORM has entered into an agreement for the financing of the five LR2 product tanker vessels to be delivered during the period from April 2006 to January 2008. Payments corresponding to 10% of the contract price have been made on all five vessels. The remaining 10% installments are to be paid by TORM between March 2005 and January 2007. The financing for the remaining vessels has not yet been agreed. For all 17 vessels, the total amount of our self-financing is expected to be DKK 768 million, of which DKK 588 million in 2005, and the total outstanding contractual commitment amounts to DKK 2,854 million.

     We believe that based on our available cash and planned investments, projected operating cash flows and financing capacity, we have sufficient cash flow to meet our operating requirements, cash flow obligations and other strategic initiatives. We also believe that our current fleet structure, based on time charters and owned vessels, provides us with the flexibility to react to change in market conditions reducing the exposure to negative market developments.

     For further disclosure and discussion of our contractual obligations please refer to the table included in Item 5F and to Item 10C.

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

     Not applicable.

D.   Trend information.

EXPECTATIONS FOR 2005

Tanker division

     In 2005, the tanker market will be affected by the relatively large order book of vessels for delivery in 2005 and an expected slightly lower world economic growth. The revised IMO rules for phase-out of older single-hulled vessels came into force from April 2005. There is, however, some uncertainty regarding the impact of the revised IMO rules on freight rates for our Tanker division.

     With an expected growth in GDP of 3.5% for USA, 1.6% for Europe, 1.6% for Japan, and 9.3% for China, the International Energy Agency (IEA) expects a growth in world oil demand in 2005 of 1.5%, corresponding to a growth of 1.4 million barrels per day. This will lead to an additional growth in the transportation of oil. For the product tanker market tonmiles is expected to increase by 4.7% in 2005 and 3.5% in 2006.

     If these growth figures are compared with the net growth in tonnage, utilization of the active tanker fleet is expected to fall from 91.5% in 2004 to 86.5% in 2005 - corresponding to the level in 2001, which was also considered a high level.

     In total, we expect that for 2005 the Tanker division will experience lower rates than in 2004. Seasonal patterns mean that the first and fourth quarters traditionally are the strongest due to the winter season in the western world.

     The risk factors, which are judged to have the largest effect on the product tanker market in 2005 are:

     o Lower economic growth in the world and thereby decreased consumption of refined products,

     o    Lower imports of refined products, in particular to USA and China.

Bulk division

     We expect that Bulk markets in 2005 will again be at historically high levels but exhibit considerable volatility.

     The order book for bulk vessels is relatively modest, despite the very high rate levels, and the demand in the bulk market is highly dependent on the development of a few markets, particularly China.

     We have therefore - as was the case in 2004 - decided to secure a significant part of our earnings for 2005 through time charters. Consequently, 65% of the earning days for 2005 for our Panamax bulk vessels were covered on longer term contracts as at March 1, 2005, thereby securing a historically high income of 30,800 USD/day for these earning days.

     The risk factors which are judged to have the largest effect on the bulk markets in 2005 are:

     o    China's import of raw materials are lower than expected,

     o    Waiting days in ports are reduced,

     o    A generally lower global economic growth.

E.   Off-balance sheet arrangements.

     We do not have any off-balance sheet arrangements.

F.   Tabular disclosure of contractual obligations.

     We have various contractual obligations and commercial commitments to make future payments including debt agreements, lease obligations and purchase commitments. The following table summarizes our future obligations under these contracts due by period as of December 31, 2004 (in DKK million):

                                2005      2006      2007      2008      2009   There-      Total
                                                                                after
                             -------   -------   -------   -------   -------   -------   -------
Long-Term Debt (1)             339.8     259.5     311.5     151.9     216.4     882.9   2,162.0

Chartered-in Vessels
(Operating leases)             245.8     192.8     170.6     168.2     137.6     196.3   1,111.3

Newbuilding installments
(Purchase Obligations) (2)     511.2     414.6     311.8     139.9        --        --   1,377.5

Other operating leases           6.0       6.0       5.1       4.5       4.8      25.3      51.7
                             -------   -------   -------   -------   -------   -------   -------
Total                        1,102.8     872.9     799.0     464.5     358.8   1,104.5   4,702.5
                             =======   =======   =======   =======   =======   =======   =======

(1) Debt payments could be accelerated upon violation of debt covenants. We believe the likelihood of a debt covenant violation is remote.

(2)  Debt   financing   will  provide  an  estimated  80%  of  the   newbuilding
     installments.

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

     We believe these are our critical accounting policies:

     Carrying amounts and useful life of Vessels

     We evaluate the carrying amounts and period over which the vessels are depreciated to determine if events have occurred that would require a modification of their carrying amounts or useful lives. The valuation of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. In assessing the recoverability of the vessels, we review certain indicators of potential impairment, such as reported sale and purchase prices, market demand and general market conditions. Market valuations from independent internationally recognized ship broking companies are obtained on a semi-annual basis as part of our review for potential impairment indicatory. Under U.S. GAAP, if an indication of impairment is identified, the undiscounted future cash flows are compared to carrying amount of the assets. If these are less than the carrying amount, an impairment loss is recorded based on the difference between the fair value (generally based on discounted future cash flows) and the carrying amount of the vessels. If, under Danish GAAP, an indication of impairment is identified the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the net selling price and the discounted future cash flows.

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

     Under Danish GAAP, in 2002 we reversed a previously recorded impairment amount resulting in an income of DKK 12 million. There were no impairments of vessels recorded from 2002 to 2004.

     Tax

     We entered the then newly enacted Danish tonnage taxation scheme with effect from January 1, 2001 and have filed tax returns for 2001, 2002 and 2003. The assessment of the tax returns by the tax authorities has not yet been completed. The tax regulations are highly complex and while we aim to ensure the estimates of tax assets and liabilities that we record are accurate, there may be instances where the process of agreeing our tax liabilities with the tax authorities could require adjustments to be made to estimates previously recorded. It is our assessment that there is material uncertainty as to our estimate of taxes payable as of December 31, 2004 due to the lack of precedents that have interpreted the tonnage tax regulation. The estimate is based on scenario analysis and discussions with the tax authorities, tax advisors and industry organizations, and the uncertainty primarily relates to the division of the income and expense items of our activities between income and expenses from shipping related activities, which are taxed under the tonnage tax scheme and income and expenses from other activities, which are not taxed under the tonnage tax scheme. Please refer to Item 10 E for a description of the Danish tonnage tax scheme.

     Since entering the Danish tonnage taxation scheme the Company has not accrued for deferred tax in the balance sheet in the financial statements prepared in conformity with Danish GAAP as the deferred tax status only will become payable if the Company's participation in the Danish tonnage taxation scheme is abandoned or if the Company's level of investment and activity is significantly reduced. Tax liabilities relating to the vessels are considered as contingent liabilities. Please refer to Item 10e and note 8 for further information.

     Under U.S. GAAP, the provision for deferred tax is still carried in the balance sheet, as the recognition of a provision for deferred tax does not depend on the likelihood of the provision resulting in taxable amounts. Therefore, under U.S. GAAP the uncertainty applies to both the estimate of tax payable and the provision for deferred tax.

     We estimate that the tax returns filed for 2001, 2002 and 2003 and the Company's activities in 2004 will not trigger taxes payable in excess of the amount, which has been recognized as per December 31, 2004, because estimated taxable income to a large extent is offset by deductible losses from prior periods, and that the deferred tax liability recorded under U.S. GAAP is adequate.

     Our investment in NORDEN is regarded as a strategic investment. At a sale of this investment after three years of ownership, no tax liability is connected to the gain on this asset. If this shareholding is sold entirely or in part before August 2005, any gain will be taxed at 30%. To determine our deferred tax liability we are therefore required to estimate when this timing difference will crystallize. We currently have no intention to sell the shareholding in NORDEN and have therefore not recognized a deferred tax liability related to the cumulated unrealized gain on the investment of DKK 1,721 million recognized as of December 31, 2004. If this intention changes, it could result in a significant tax liability.

CHANGE IN ACCOUNTING Policies

     The accounting policies are unchanged from last year except that Danish accounting standard 21 "Leasing" and Danish accounting standard 22 "Income" have become effective and have been applied in this financial year.

     The effect of implementing Danish accounting standard 21 is that a gain relating to a sale and leaseback transaction under certain circumstances is recognized in the income statement immediately. Previously, a gain was always recognized on the balance sheet and amortized over the life of the charter party. In connection with a sale and leaseback transaction in the financial year 2000 resulting in an operating lease, we recognized a gain on the balance sheet which has since been amortized in proportion to the gross rental on the time charter over the life of the charter party. The fair value at the transaction date was essentially equal to the book value, and the accounting treatment applied is consequently considered to be in accordance with Danish accounting standard 21.

     The effect of implementing Danish accounting standard 22 is that the stated criteria for recognizing income have become more explicit in accordance with the standard. The methods applied by us to recognize income are in accordance with Danish accounting standard 22.

     The adoption of these accounting standards has thus not resulted in any changes in the reported amounts.

ACCOUNTING PRINCIPLES NOT YET ADOPTED

     Danish GAAP

     The Danish Financial Statements Act was amended in February 2004. Under Danish GAAP, financial statements may now be prepared in accordance with International Financial Reporting Standards, or IFRS, which is required pursuant to EU regulation no. 1606/2002/EF for all publicly listed companies in the EU for fiscal years beginning on or after January 1, 2005.

     Accordingly, we will produce Annual Reports for TORM and for our Parent Company in accordance with IFRS beginning on January 1, 2005.

     Based on the IFRS standards currently applicable, the changes to the accounting policies will result in the following changes as at January 1, 2005 and in the comparative figures for 2004 for TORM and for our Parent Company:

     a) Unrealized gains or losses in respect of bonds and shares in other companies are currently recognized in the income statement under financial items. Shares are treated as financial assets available for sale. In accordance with IAS 39 "Financial Instruments: Recognition and Measurement" unrealized gains or losses in respect of shares will be recognized directly in shareholders' equity and released to the income statement when the assets are derecognized. Bonds are classified as financial assets at fair value through profit or loss. Therefore, unrealized gains or losses in respect of bonds are still recognized in the income statement.

     b) Our share option scheme provides our employees with the choices of cash settlement or receipt of TORM shares. The difference on the date the options are granted between the exercise price and the market price of the shares is currently recognized as a compensation expense in administrative expenses in the income statement. Receipts and payments relating to the exercise of the share options are recognized directly in shareholders' equity. In accordance with IFRS 2 "Share-based Payment" a liability relating to share options not exercised will be recognized in the balance sheet. The change in the liability for the period and the value of the share options exercised in the period will be recognized in the income statement. The liability is measured using the Black-Scholes model.

     c) We have chosen to apply the optional exemption in IFRS 1 "First-time Adoption of International Financial Reporting Standards" relating to cumulative translation differences. As a consequence, cumulative translation differences are deemed to be zero at the date of transition to IFRS and gain or loss on a subsequent disposal of an operation applying a measurement currency different from USD will exclude translation differences that arose before the date of transition to IFRS.

     We will change the reporting currency for the TORM Group as well as the measurement currency in the administrative entity to USD beginning on January 1, 2005.

     The effects of these changes as at January 1, 2005 and to the comparative figures for 2004 for TORM are illustrated below with reference to the bullets listed above. The statements are presented in USD since the Annual Report will be presented in USD from now on.

Shareholders' equity, USD million                    Reference   January 1,   January 1,
                                                                       2004         2005
Shareholders' equity, current GAAP(1)                                 413.6        790.8

Exchange  rate  adjustment  regarding  change  of
measurement currency in the administrative entity
to USD from DKK                                                         0.0         (0.3)

Liability regarding outstanding share options                b         (6.9)        (1.8)

Shareholders' equity, IFRS                                            406.7        788.7

Income statement, USD million                              Reference        January 1 to
                                                                       December 31, 2004
Net profit for the year, current GAAP(2)                                           415.8

Expense relating to the share option program                       b                (9.8)

Unrealized gains/losses on shares recognized in equity             a               (204.7)

Net profit, IFRS                                                                    201.3

(1): Translated into USD using the exchange rate on the balance sheet date.

(2): After change of measurement currency to USD from DKK in the administrative entity in accordance with the IFRS transition provisions.

     The annual report for 2005 must be based on the IFRS standards applicable on December 31, 2005 and the presented figures may change if IFRS standards are revised during 2005.

     It is our view, that the accounting legislation relating to income taxes for publicly listed Danish companies is in accordance with IAS 12 "Income Taxes" and the transition to IFRS is not expected to give rise to any changes in the accounting treatment of income taxes. We expect to participate in the tonnage tax scheme after the binding period of 10 years and at a minimum to maintain an investing and activity level corresponding to the level at the time of entering the tonnage tax scheme. Accounting for income taxes is one of the areas being discussed as part of the short-term convergence project being undertaken by IASB and the FASB with a view to eliminating many of the differences between US GAAP and IFRS. However, a new draft IFRS standard on income taxes is not expected to be released until the second half of 2005 at which point we will reconsider the accounting treatment of income taxes.

     In addition, IFRS disclosure requirements are in a number of areas somewhat in excess of those governing publicly listed Danish companies. We will evaluate the need for adjustments to the current notes and the possible addition of further notes and disclosures.

     Beginning in the first quarter 2005 we will prepare the quarterly reports to the Copenhagen Stock Exchange in accordance with the criteria for recognition and measurement in IAS/IFRS. We will not apply IAS 34, "Interim Financial Reporting".

     U.S. GAAP

     In December 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payments" or SFAS 123R. This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award--the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for our fiscal year ending December 31, 2006. We have not yet quantified the effect of the future adoption of SFAS 123R on a going forward basis.

     In December 2004, the FASB SFAS No. 153, "Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29" ("SFAS 153"), which amends Accounting Principles Board Opinion No. 29, "Accounting for Nonmonetary Transactions" to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. We do not anticipate that the adoption of this statement will have a material effect on our financial position or results of operations.

     In November 2004, the EITF reached a consensus on EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments" ("EITF 03-1"). EITF 03-1 provides guidance on determining other-than-temporary impairments and its application to marketable equity and debt securities accounted for under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," as well as investments accounted for under the cost method of accounting. In September 2004, the FASB issued FASB Staff Position ("FSP") EITF Issue 03-1-1 which delayed the effective date for the measurement and recognition guidance contained in EITF 03-1 pending finalization of the draft FSP EITF Issue 03-1-a, "Implementation Guidance for the Application of Paragraph 16 of EITF 03-1." The disclosure requirements of EITF 03-1 remain in effect. The adoption of the recognition and measurement provisions of EITF 03-1 when finalized are not expected to have a material impact on our results of operations or financial position.

     In October 2004, the FASB issued EITF 04-10, "Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds." The consensus addresses the issue of how an enterprise should evaluate the aggregation criteria in paragraph 17 of SFAS 131, "Disclosures about Segments of an Enterprise and Related information," when determining whether operating segments that do not meet the quantitative thresholds may be aggregated. The effective date of this issue has been delayed and is anticipated to occur in 2005 to coincide with the final issuance of the FSP (FASB Staff Position), which will provide guidance in determining whether two or more operating segments have similar economic characteristics. However, earlier adoption is permitted. The application of this guidance is not expected to have a material effect on our financial position or results of operations.

ACCOUNTING POLICIES ADOPTED DURING 2004

     FIN 46(R) "Consolidation of Variable Interest Entities"
     -------------------------------------------------------

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

     The provisions of FIN 46(R) are required to be applied immediately to all variable interest entities created after December 31, 2003. For variable interest entities that were created prior to December 31, 2003, FIN 46(R) is required to be applied beginning with the first annual period beginning after December 15, 2004. We have assessed the potential impact of the adoption of FIN46(R), and we concluded that it has no material impact on consolidated net income or shareholders' equity.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and senior management.

     Set forth below are the names, ages and positions of our directors and executive officers.

     Name                            Age            Position
     ----                            ---            --------

     Board of Directors:
     Niels Erik Nielsen              57             Chairman of the Board
     Christian Frigast               53             Deputy Chairman of the Board
     Lennart Arnold Johan Arrias     56             Director
     Ditlev Engel                    41             Director
     Rex Harrington                  71             Director
     Peder Mouridsen                 55             Director
     Gabriel Panayotides             50             Director

     Management:
     Klaus Kjaerulff                 53             Chief Executive Officer
     Klaus Nyborg                    41             Chief Financial Officer

     Biographical information with respect to each of our directors and executives is set forth below.

     Niels Erik Nielsen was Deputy Chairman of our Board of Directors from September 26, 2000 and has been Chairman of our Board of Directors since April 25, 2002. Mr. Nielsen is also a partner with the Danish law firm, Bech-Bruun
Dragsted, which provides certain legal services to us. He is a member of the board of directors of several Danish companies, including the following:
Amagerbanken Aktieselskab, Ambu A/S, Charles Christensen A/S, Cimber Air A/S, Danica-Elektronik A/S, Danish Supply Corporation A/S, Gammelrand Skaervefabrik A/S, GPV Industri A/S, InterMail A/S, Kongskilde Industries A/S, Mezzanin Kapital A/S, Preben Olsen Automobiler A/S, Satair A/S, SCF-Technologies A/S and Weibel Scientific A/S. He holds a Masters of Law degree from the University of Copenhagen.

     Christian Frigast has been a director of the Company since September 26, 2000 and Deputy Chairman since April 25, 2002. He is the managing director of Axcel A/S, a Danish investment company, and holds an M.Sc(Econ) from the University of Copenhagen. He also serves as a member of the Board for numerous companies including Britannia Invest A/S, Holdingselskabet af 1. august 1997 A/S and several companies related to Axcel A/S.

     Lennart Arnold Johan Arrias has been a director of the Company since 2003. Mr. Arrias is employed by TORM as a Captain and has been with the Company since 1992. He is elected by the employees of TORM to the Board.

     Ditlev Engel has been a director of the Company since April 25, 2002. Mr. Engel is Group President and CEO of Vestas Wind Systems A/S and has a B(Comm) degree from the Copenhagen Business School.

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

     Gabriel Panayotides has been a director of the Company since September 26, 2000. He is Chairman (since 1998) of Excel Maritime Carriers Ltd., listed on the American Stock Exchange since October 1997. Mr. Panayotides has been engaged in the ownership and operation of ships since 1978 and sits on the Greek Committee of the classification societies, Bureau Veritas and Lloyds Register of Shipping. He has a Bachelors degree from the Pireaus University of Economics.

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

B.   Compensation.

     In 2004, we paid a total of DKK 1.5 million in cash to the Board of Directors and DKK 13.9 million in cash to our executives excluding exercised stock options. We have not set aside any amounts to provide pension, retirement or similar benefits to our directors and executive officers. For a description of our stock option plan please refer to "Option Plan" below. As of December 31, 2004, members of our Board of Directors had exercised 60,980 options.

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

D.   Employees.

     The numbers of employees we employed, on average, for the previous three financial years, are as follows:

                                              2002           2003           2004
                                              ----           ----           ----
Land-based employees

     Denmark                                    90             92             93

     Other                                       1              3              7

     Total                                      91             95            100

Seafarers (officers)                           160            185            195
                                               ---            ---            ---

Total employees                                251            280            295

     In 2002, 2003 and 2004, approximately 30 of our employees were employed in administrative positions. The majority of the staff on vessels owned by our subsidiaries and associated companies are not employed by us.

E.   Share ownership.

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

     In this respect we acquired 4.39% of our share capital for DKK 47 million to cover the risk of share price movements in connection with the share option incentive program. As of December 31, 2004 52,980 own shares were held to cover this risk. The value of these shares was DKK 12 million as of December 31, 2004, whereas the value of the exercised options was DKK 53.5 million, which was primarily settled in cash. As of December 31, 2004, 97% of the options were exercised.

     Please refer to Note 3 to the consolidated Financial Statements for further information.

Employee shares

     During April 2001, the Board of Directors also decided to offer our employees 200,000 common shares for the price of DKK 10.5 per share. In October 2001, employees exercised the right to purchase 194,235 of these shares. The market price at the date of the grant was DKK 54.3 per share. The remaining stock purchase rights expired.

Exemptions from Nasdaq corporate governance rules

     At the time TORM listed its ADRs with the Nasdaq National Market, TORM was granted an exemption from Nasdaq's requirement for an audit committee and an audit committee charter. Our full Board of Directors currently fulfills the function of an audit committee. Our management is responsible for the proper and timely preparation of the Company's annual reports. Once the annual reports have been completed and approved by management and our Board of Directors, the reports are delivered to two independent auditors, one of whom must be a state-authorized public accountant. The audited annual reports are then presented for shareholder approval at the general meeting, and once approved, the reports are sent to Denmark's Commerce and Companies Agency. TORM will adopt an audit committee and audit committee charter in compliance with Nasdaq's corporate governance rules by July 31, 2005.

     The Company complies with the Nasdaq corporate governance requirements pertaining to the disclosure of a going concern audit opinion, the distribution of annual and interim reports; shareholder meetings, quorum, peer review, and direct registration program and the disclosure of a notification of material non-compliance.

     The Company believes that its corporate governance practices are in compliance with, and are not prohibited by, the laws of Denmark. Accordingly, the Company expects to apply for an exemption from all of Nasdaq's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, notification of material non-compliance with Nasdaq corporate governance practices, and the establishment and composition of an audit committee that complies with SEC Rule 10A-3 and a formal written audit committee charter.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.   Major shareholders.

     Our capital stock is comprised of common shares, par value DKK 10 per share. We increased the share capital in May 2004 from nominally DKK 182.0 million to nominally DKK 364.0 million through the issue of 18.2 million bonus shares increasing the number of shares to 36.4 million shares. The bonus shares were allotted to our existing shareholders at the ratio 1:1. The following table sets forth information regarding the owners of five (5) percent or more of our common shares as of April 30, 2005. None of the shareholders have any special voting rights.

Name                                      Number of Shares   Percentage of Class
----                                      ----------------   -------------------
Beltest Shipping Company Ltd.                   11,698,050           32%
Menfield Navigation Company Limited              7,282,352           20%
A/S Dampskibsselskabet TORM's
Underst0ttelsesfond, Denmark                     2,278,440            6%

     Each of the shareholders above holds 5% or more of the total number of our outstanding shares, which requires that shareholder to file information with the Copenhagen Stock Exchange.

     Beltest and its parent company, Ryder Holdings Inc., have filed a Schedule 13D with the Securities and Exchange Commission, or the SEC. Menfield Navigation Company Limited acquired 7,282,352 shares, or 20.0% of our outstanding shares during 2003, 2004 and 2005. A/S Dampskibsselskabet TORM's Underst0ttelsesfond's shareholding in TORM is unchanged over the last three years.

     Beltest Shipping Company Ltd., Pacific International Investments Inc. and Menfield Navigation Company Limited have given notices of their shareholdings to the Copenhagen Stock Exchange.

B.   Related party transactions.

     Please refer to note 16 in the consolidated financial statements.

C.   Interests of experts and counsel.

     Not applicable.

ITEM 8. FINANCIAL INFORMATION.

A.   Consolidated Statements and Other Financial Information.

     See Item 17.

DIVIDEND DISTRIBUTION POLICY

     Under Danish law, we are permitted to distribute dividends from our surplus capital. Any decision to distribute dividends will be at the discretion of the Board of Directors and must be approved by the shareholders at our annual general meeting. Our shareholders approved a dividend of DKK 15 for every DKK 10 share at the annual general meeting in 2005.

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

     The average daily trading volume may not be indicative of actual trading volumes and liquidity. Please also refer to "Risk Factors - There may be no active public market for you to resell our ADSs." For the previous five full years:

                         2000            2001            2002            2003              2004
                         (restated)(*)   (restated)(*)   (restated)(*)   (restated)(*)
Low                     11.24           22.00           23.07           28.66             96.89

High                    30.14           31.25           30.21           91.44            249.11

Average Daily

Volume                 20,372          18,908          22,350          50,416            81,351

(*): Adjusted for the issue of bonus shares in May 2004.

For the previous two full years and subsequent periods, by quarter:

2003                      1st quarter          2nd quarter         3rd quarter        4th quarter
(restated)(*)
Low                         28.66               32.97               42.60               64.33

High                        33.48               45.39               70.58               91.44

Average Daily
Volume                     42,804              85,686              40,460              35,512
2004                      1st quarter          2nd quarter         3rd quarter        4th quarter
                          -------              ------              ------             -------
Low                         96.89              136.54              139.72              171.12

High                       198.99              175.74              172.76              249.11

Average Daily
Volume                    106,556              41,774              72,080             102,191

(*): Adjusted for the issue of bonus shares in May 2004.

For the previous six months:

                November   December   January   February   March     April
                2004       2004       2005      2005       2005      2005
                -------    ------     ------    -------    -------   -------

Low              189.05    220.66     221.99     265.95     286.04    286.71

High             249.11    248.57     254.10     324.85     312.31    334.97

Average Daily
Volume          101,629    84,572     64,367    135,969    151,390   110,672

B.   Markets.

     Our common shares are currently trading on the Copenhagen Stock Exchange. Our ADSs, each representing one common share, are listed on the Nasdaq National Market under the abbreviation "TRMD".

     In 2004, the average daily trading volume of our ADSs on the Nasdaq National Market was 14,839 ADSs adjusted for the issue of bonus shares in May 2004, and from January 1, 2005 through April 30, 2005, the average daily trading volume was 30,034 ADSs.

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

     Not Applicable.

B.   Memorandum and articles of association.

     Our Articles of Association provide that our principal objectives are:

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

NEWBUILDING CONTRACTS

     We entered into five contracts with Dalian New Shipbuilding Heavy Industry Co. Ltd., each for the construction of a 110,000 dwt product tanker. These contracts were executed on June 20, 2003, October 22, 2003 and January 20, 2004, respectively. The contracts provide for stage payments of 10% upon signing of the contracts, 30% during construction, and 60% upon delivery of the vessel. Delivery of the tankers is scheduled between April 2006 and January 2008.

LOAN AGREEMENTS AND CREDIT FACILITIES

     A/S D/S TORM entered into a USD 95 million loan agreement with Nordea Bank Danmark A/S on January 15, 2004 to assist in the financing of the 5 newbuildings mentioned above. The interest rate is a variable rate based upon LIBOR. As security for our obligations under the debt instrument, we have granted to Nordea Bank a first priority mortgage, registered over and against the 5 vessels. The loan is due to be repaid in 2014.

     A/S D/S TORM also entered into a USD 570 million revolving credit facility with Danske Bank A/S and Danish Ship Finance on December 10, 2004 to assist in the financing of 20 vessels in the TORM fleet. The interest rate is a variable rate based upon LIBOR. As security for our obligations under the debt instrument, we have granted to Danske Bank and Danish Ship Finance a first priority mortgage, registered over and against the 20 vessels. The loan is due to be repaid in 2014.

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

     Under the American Jobs Creation Act of 2004, the final regulations apply to taxable years beginning on or after September 24, 2004. As a result, such regulations will only be effective for calendar year taxpayers like ourselves for the calendar year 2005.

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

     For 2004, TORM's common stock satisfied these "regularly-traded" tests. Furthermore, TORM has no reason to believe that this will not continue to be the case notwithstanding the ADS listing on the NASDAQ.

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

     Based on its shareholdings during 2004, TORM would be subject to the 5% override rule of the final regulations and TORM's ability to satisfy the 5% closely-held group exception could prove to be problematic. If TORM were denied the benefit of the special publicly traded rule, we believe that TORM and its subsidiaries may not be able to satisfy the ownership requirement in accordance with the final regulations.

     Since the final regulations were not effective until the calendar year 2005, however, we intend to take the position that TORM satisfied the publicly-traded test for taxable years prior to calendar year 2005 and as such, we and our subsidiaries were entitled to exemption from U.S. federal income tax under Section 883 in respect of our U.S. source shipping income for such taxable years. For the 2005 taxable year and taxable years thereafter, we do not believe we are entitled to exemption from U.S. federal income tax under Section 883 in respect of our U.S. source shipping income.

The United States-Denmark Income Tax Treaty Exemption

     Without regard to Section 883, we believe that TORM and each of its subsidiaries would qualify for exemption from U.S. federal income tax under
Article 8 of the United States-Denmark Income Tax Treaty, which we refer to as the "Treaty".

     Article 8 exempts from U.S. federal income tax the profits of TORM and each of its Danish subsidiaries and each of its non-Danish subsidiaries, all of which are treated as "residents" of Denmark within the meaning of the Treaty (collectively, "Danish subsidiaries") derived from the operation of ships in international traffic. As defined, profits from the "operation of ships" include profits derived from (i) time or voyage charters, (ii) the inland transport of property within the United States undertaken as part of international traffic,
(iii) bareboat charters if the lessee operates the vessel in international traffic and (iv) the use, maintenance or rental of containers used in international traffic. All of the U.S. source shipping income of TORM and its Danish subsidiaries falls within the scope of the exemption provided by Article 8.

     The Treaty conditions the eligibility of TORM and its Danish subsidiaries to claim exemption under Article 8 upon, among other things, TORM satisfying the publicly-traded rule of the "treaty shopping" provisions of Article 22 (Limitation Of Benefits) of the Treaty.

     The publicly-traded rule provides that a Danish corporation such as TORM, as well as its Danish subsidiaries, will be entitled to the benefits of the Treaty if all of TORM's shares in the class or classes of stock representing more than 50 percent of the vote and value of its stock, which we refer to as the "50% vote/value test", are listed on a "recognized stock exchange" and are "substantially and regularly traded" on one or more recognized stock exchanges, which we refer to as the "substantially and regularly traded test". The term "recognized stock exchange" includes the Copenhagen Stock Exchange and the NASDAQ. The shares in a class of stock are considered to be "substantially and regularly traded" if (i) trades in such class are effected on one or more recognized stock exchanges other than in de minimis quantities during every quarter, and (ii) the aggregate number of shares of that class traded during the previous taxable year is at least six (6) percent of the average number of shares outstanding in that class during that taxable year.

     TORM's common stock is currently listed on a recognized stock exchange within the meaning of the Treaty (the Copenhagen Stock Exchange). Since the common stock is TORM's sole class of stock, the 50% vote/value test is satisfied. Based on their recent trading history on the Copenhagen Stock Exchange over the past two years, the common shares of TORM also satisfy the substantially and regularly traded test of the Treaty and therefore TORM currently satisfies the publicly traded rule of Article 22 of the Treaty. Although we cannot give any assurances, we have every expectation that the trading volume and trading frequency of TORM's common shares on the Copenhagen Stock Exchange will continue to match or exceed the recent trading history of TORM's common shares on the Copenhagen Stock Exchange.

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

     Dividends paid with respect to our ADSs to a non-corporate U.S. Holder (a "U.S. Individual Holder") may be eligible for preferential U.S. federal income tax rates (through 2008) provided that (1) we are a "qualified foreign corporation", (2) the U.S. Individual Holder has owned our stock for more than 60 days in the 121-day period beginning 60 days before the date on which our stock becomes ex-dividend and (3) we are not a passive foreign investment company for the taxable year of the dividend or the immediately preceding taxable year (which we do not believe we are, have been or will be). The preferential tax rates do not apply to U.S. Holders that are not individuals, trusts or estates.

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

     Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder's tax basis in his ADSs on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividend received deduction with respect to any distributions they receive from us. Dividends paid with respect to the underlying common stock of each ADS will generally be treated as "passive income" (or "passive category income" for taxable years beginning after December 31, 2006) or, in the case of certain types of U.S. Holders, "financial services income", (which will be treated as "general category income" for taxable years beginning after December 31, 2006) for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

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

     Backup withholding is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

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

     The election is binding for a ten-year period and, accordingly, we will be covered by the tonnage tax system until 2010.

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

     The taxable income for a Company for a given period is calculated as the sum of the taxable income under the tonnage tax system and the taxable income made up in accordance with to the ordinary Danish corporate tax system. The taxable income is taxed at the normal corporate tax rate (presently 30%). The taxable income may be offset by tax losses carried forward following the normal Danish Tax rules.

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

     The transition and netting accounts are reduced annually by a depreciation rate of 12%. If the transition account is negative and at the same time the netting account is positive, the reduction is made on the basis of the net amount.

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

     The tonnage tax legislation is new, and the guidance from the authorities is not detailed in every aspect. Accordingly, in connection with the preparation of our tax returns for 2001, 2002 and 2003, we made interpretations of the new tonnage tax legislation some of which have been challenged by the tax authorities. We agree in part to some of the alternative interpretations presented by the tax authorities whereas we do not agree to other of the alternative interpretations presented. The differences in interpretation primarily relate to whether certain income and expense items are taxable under the tonnage taxation scheme or the ordinary Danish corporate tax legislation. The correspondence with the tax authorities regarding these issues is still ongoing.

F.   Dividends and paying agents.

     Not Applicable.

G.   Statement by experts.

     Not Applicable.

H.   Documents on display.

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we file and submit reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Securities and Exchange Commission at its principal office in Washington, D.C. 20549. The Securities and Exchange Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we and other registrants have filed electronically with the Securities and Exchange Commission. In addition, documents referred to in this annual report may be inspected at our headquarters at 18 Tuborg Havnevej, DK-2900 Hellerup, Denmark.

I.   Subsidiary Information.

     Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to market risk from foreign currency fluctuations, changes in interest rates and changes in the prices of fuel oil. We enter into financial instruments to manage these risks, but do not use financial instruments for trading or speculative purposes. The sensitivity analyses presented do not consider the effects that such adverse change may have on overall economic activity, nor do they consider additional actions management may take to mitigate its exposure to such changes. Actual results may differ. For an overview of the fair value of the derivative financial instruments please refer to note 15.

Foreign Exchange Rate Risk

     Our operations are primarily denominated in U.S. dollars while our reporting currency is the Danish Kroner. Virtually all of our revenues and most of our operating costs are denominated in U.S. dollars. A hypothetical 1% weakening of the U.S. dollar would have resulted in a decrease in Gross Profit (Net earnings from shipping activities) of DKK 15 million for the year ended December 31, 2004 as compared to DKK 8 million as of December 31, 2003. We have DKK 2,333 million of outstanding indebtedness as of December 31, 2004 that is repayable in U.S. dollars as compared to DKK 2,346 million as of December 31, 2003. A hypothetical 1% uniform weakening of the U.S. dollar would have resulted in a reporting currency translation adjustment of DKK 16 million recorded as a reduction in shareholders' equity as compared to DKK 23 million as of December 31, 2003. Such a change in exchange rates would not have impacted our cash flows. We maintain the necessary U.S. dollar balances to repay our outstanding U.S. dollar obligations and these borrowings are directly related to U.S. dollar based assets.

     In order to manage this risk, we enter into forward contracts, cross currency contracts and currency options.

Cross currency contracts

     As of December 31, 2004, we had the following cross currency contract in place:

Nominal Value at the date of                Date of Maturity    Fair Value
entering into the Contract

USD            DKK

5 million      37.0 million                 January 2005        DKK 10.0 million

     As of December 31, 2003,  the fair value of our currency  contracts was DKK
34.9 million.

Forward Currency Contracts

     In 2004 we entered into forward contracts agreeing to sell a total of USD 38 million against DKK at an average exchange rate of DKK 6.02 for the purpose of servicing our Danish cash flow requirements. As of December 31, 2004, the fair value of our forward currency contracts was DKK 20.7 million as compared to DKK 2.0 million as of December 31, 2003. The contracts expire between January and April of 2005 with the majority at the end of the period.

Currency Options

     We have entered into an agreement to buy put options for USD 35 million in April 2005. The counterparty must buy USD from us at exchange rates between 5.85 and 6.06 to the DKK. In case the USD/DKK exchange rate exceeds various agreed levels between 6.10 and 6.50, the counterparty can purchase USD from us at exchange rates between DKK 5.85 and 6.06 per USD. The average rate for these transactions is DKK 6.03 for the put options.

     As of December  31, 2004,  the fair value of our  currency  options was DKK
19.8 million as compared to DKK -1.5 million as of December 31, 2003.

Interest Rate Risk

     As of December 31, 2004, all of our debts have variable interest rates based on LIBOR plus a margin.

     In certain cases, we utilize derivative financial instruments to avoid interest rate fluctuations on earnings and cash resources. Typically, we use interest rate swaps for periods up to 5 years. The instrument's profile always matches the loan profile of the particular loan in question. The differential to be paid or received under the swap agreements is accrued as interest rates change and is recognized as an adjustment to interest expense.

     As of December 31, 2004, we were committed to a series of interest rate swap agreements whereby 27% of our total floating rate debt was swapped with fixed rate obligations having an average remaining term of 2.9 years, expiring between 2006 and 2008. These arrangements effectively change our interest rate exposure on the hedged debt from a floating LIBOR rate to an average fixed rate of 3.3%. An additional 32% of our floating rate debt was swapped with fixed rate obligations using interest swaps containing an option element having an average remaining term of 3.1 years and expiring between 2007 and 2009. An interest rate swap containing an option element is an agreement where the seller has an option to ask the buyer to pay actual LIBOR rate if this is above a certain threshold on the fixing day. On three of our interest rate swaps with an option element this threshold is 7%. Below this level, the swaps act as normal interest rate swaps and thereby change our interest rate exposure on the hedged debt from a floating LIBOR rate to an average fixed rate of 3.6%. If market interest rates were to decrease approximately 1% the interest rate swap agreements in place at the end of the year would require us to pay DKK 12.6 million of interest in excess of market rates. The fair value of these interest rate swaps at December 31, 2004 was DKK 1.3 million as compared to (DKK 31.4 million) as of December 31, 2003.

     A 1% increase in interest rates on the remaining variable rate debt would result in DKK 6.6 million of additional interest expense for the year ended December 31, 2004 as compared to DKK 7.1 million as of December 31, 2003. We assess each debt instrument, the level of debt to fix and the timing of entering into such agreements based on the market conditions.

     Additionally, as of December 31, 2004, we have investments in certain fixed interest rate bonds with a carrying amount of DKK 317 million as compared to DKK 316 million as of December 31, 2003. The fair values of these investments could be negatively impacted by increases in interest rates. If the average interest rate for 2005 is 1 percentage point greater than the rate as of December 31, 2004, the fair values of these investments would decrease by DKK 8.6 million as compared to DKK 9.5 million as of December 31, 2003.

Bunker Price Risk

     Our results of operations could be negatively impacted by increases in the price of fuel oil. To cover this risk, we hedge the price of part of its bunkers' requirements for up to 12 months forward at a fixed price. In 2004, the Company hedged twenty two per cent of its bunker requirements, and at year end it had hedged about fifteen per cent of the 2005 requirement. The market value of these contracts was DKK (4.3) million at year end as compared to DKK 0 million in 2003. A hypothetical change of 1 percentage point in the price per ton of bunker oil would result in a change in cost in 2005 of DKK 2 million based on the expected consumption of bunkers, where the Company, not the charterer, takes the risk.

     In light of the Company's pool structure, bunker hedging for tankers is not done in respect of an individual vessel when it has been chartered out. Instead, bunker hedging is planned in connection with the specific pool's total estimated bunker requirements. Nonetheless, where a contract of affreightment covering several voyages has been fixed, the pool may hedge bunker requirements specifically for such a contract.

     For the bulk carriers, bunkers are similarly hedged to match cargo contractual obligations but the requirements are generally less, given that a larger part of earnings are derived from vessels chartered out on time charter, where the charterer is responsible for the payment of bunkers.

     All bunker hedgings and indeed any other form of hedging are carried out only based on specific requirements and not for the purpose of any form of speculation.

Freight Rate Risk

     The majority of our tanker vessels are operated on spot voyage charters through our pools. To hedge our exposure to fluctuations in the freight rates we may place certain of the pool's vessels on time charter or enter into Contracts of Affreightment (COA) or freight derivatives (FFA, synthetic T/C, profit split etc.). Our bulk vessels are primarily placed on time charters.

     The COA's would meet the definition of a derivative financial instrument according to SFAS 133, but since we in nearly all instances take physical delivery, our COA's qualify for the normal sales and purchase exemption and are therefore not accounted for as derivative financial instruments. The freight derivatives are purely paper deals that require no physical delivery of either a vessel or a cargo and as such are treated as a derivative financial instrument.

     As of December 31, 2004, the fair values of the freight derivatives were DKK -24.2 million as compared to DKK 1.3 million as of December 31, 2003.

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

     None.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     The Company will be required to establish an audit committee by July 31, 2005. At that time the Company will make the determination whether to include a financial expert on that committee.

ITEM 16B. CODE OF ETHICS

     The Company does not presently have a code of ethics.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

     Deloitte Statsautoriseret Revisionsaktieselskab, Copenhagen, Denmark is the independent accounting firm that audits the financial statements of the Company and its subsidiaries and is the principal accountant for the audit of the Company.

     The aggregate fee for audit and audit services provided by Deloitte to the Company in 2004 and 2003 were:

--------------------------------------------------------------------------------
(in DKK million)                                           2004          2003(1)

--------------------------------------------------------------------------------
Audit Fees                                                  2.3           5.4

--------------------------------------------------------------------------------
Audit-Related Fees                                          0.0           0.8

--------------------------------------------------------------------------------
Tax Fees                                                    0.3           0.4

--------------------------------------------------------------------------------
All Other Fees                                              0.5           0.0

--------------------------------------------------------------------------------
Total                                                       3.1           6.6

--------------------------------------------------------------------------------

(1) We have restated the fees paid to Deloitte for 2003 in accordance with SEC requirements.

     The Danish Annual Report is audited by Deloitte and Ernst & Young. The aggregate fee for audit and audit services provided by Ernst & Young to the Company in 2004 is disclosed in note 4 to the consolidated financial statements.

     Audit Fees consist of fees for the audit of our financial statements, consents, and review of documents in connection with filings with the SEC and other statutory or regulatory filings. Audit-Related Fees consist of fees, other than Audit Fees, for assurances and related services that are reasonably related to the performance of the audit and review of our financial statements. Tax Fees consist of fees for services rendered for tax compliance, tax advice and tax planning. All Other Fees consist of fees for all services other than audit, audit related or tax related services.

     Our Board of Directors pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

ITEM 16D. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

     None.

                                    Part III

ITEM 17. FINANCIAL STATEMENTS

     We  specifically  incorporate  by  reference  in  response to this item the
report  of  the  independent   auditors,   the  consolidated  audited  financial
statements and the accompanying notes, appearing on pages F-1 through F-47.

Non-GAAP measures

     In this document we use the measures: solvency ratio, net interest bearing debt and invested capital. Although not GAAP measures they are all commonly used financial measures.

Solvency ratio

     Solvency ratio measures the proportion of the total assets, which is financed by shareholders' equity. We believe that it is a relevant measure, which management uses to measure the overall development in our financial position. Solvency ratio is calculated as follows:

(in DKK million)                                           2003            2004

Shareholders' equity                                    2,464.3         4,323.7

Divided by Total assets                                 4,893.7         6,778.9

Equals Solvency ratio                                      50.4%           63.8%

Net interest bearing debt

     Net interest bearing debt measures the net capital resources, which cause net interest expenditure and interest rate risk and which together with the shareholders' equity are used to finance our investments. As such we believe that net interest bearing debt is a relevant measure, which management uses to measure the overall development of our use of financing other than shareholders' equity. Net interest bearing debt is calculated as follows:

(in DKK million)                                            2003           2004

Mortgage debt and bank loans                             1,996.0        2,162.0

Plus Capitalized lease obligations                         180.8            0.0

Less Cash at bank and in hand                             (163.2)        (358.3)

Less Bonds                                                (315.9)        (317.5)
                                                         -------        -------

Equals Net interest bearing debt                         1,697.7        1,486.2

Invested capital

     Invested capital measures the net investments used to achieve our profit before financial items. We believe that invested capital is a relevant measure that management uses to measure the overall development of the assets and liabilities generating our net profit. Invested capital is calculated as follows:

(in DKK million)                                           2003            2004

Tangible fixed assets                                   3,193.3         3,762.9

Plus Inventories                                           26.1            31.8

Plus accounts receivable                                  219.2           293.6

Less Trade accounts payable                               (96.1)          (85.7)

Less Corporate tax                                         (0.0)          (51.2)

Less Other liabilities                                   (101.8)         (116.0)

Less Accruals                                             (54.7)          (40.4)
                                                        -------         -------

Equals Invested capital                                 3,186.0         3,795.0

ITEM 18. FINANCIAL STATEMENTS

     Not Applicable.

                              TORM AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors ..............................................F-2
Consolidated Statements of Operations for the years ended
December 31, 2002, 2003 and 2004 ............................................F-3
Consolidated Balance Sheets as of December 31, 2003 and 2004 ................F-4
Consolidated Statements of Total Gains and Losses for the
years ended December 31, 2002, 2003 and 2004 ................................F-6
Consolidated Statements of Cash Flow for the years ended
December 31, 2002, 2003 and 2004 ............................................F-8
Notes to Consolidated Financial Statements ..................................F-9

INDEPENDENT AUDITORS' REPORT TO THE SHAREHOLDERS OF AKTIESELSKABET DAMPSKIBSSELSKABET TORM

     We have audited the accompanying consolidated balance sheets of Aktieselskabet Dampskibsselskabet TORM and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, total gains and losses, statement of changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Aktieselskabet Dampskibsselskabet TORM and subsidiaries as of December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with the accounting provisions of Danish legislation applied on a consistent basis.

     Accounting principles used by Aktieselskabet Dampskibsselskabet TORM and subsidiaries vary in certain respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 17 to the consolidated financial statements.

Deloitte Statsautoriseret Revisionsaktieselskab
Copenhagen, Denmark

June 14, 2005

                              TORM AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
                         (EXPRESSED IN THOUSANDS OF DKK)
                                                 Note   2002          2003          2004
Net revenue                                              1,538,618     1,927,996     2,596,410
Port expenses and bunkers                                 (555,700)     (621,087)     (497,258)
                                                        ----------    ----------    ----------
                                                           982,918     1,306,909     2,099,152

Charter hire                                              (463,510)     (404,960)     (357,069)
Technical running costs                                   (217,402)     (254,780)     (298,346)
                                                        ----------    ----------    ----------
Gross profit (Net earnings from shipping          2,3      302,006       647,169     1,443,737
activities)

Profit on sale of vessels and interests                     16,965          (464)            0
Administrative expenses                           3,4     (101,342)     (126,119)     (171,656)
Other operating income                                      55,227        51,368        78,732
                                                        ----------    ----------    ----------
Profit before depreciation                                 272,856       571,954     1,350,813

Depreciation                                        6     (158,400)     (176,872)     (210,746)
                                                        ----------    ----------    ----------
Profit before financial items                              114,456       395,082     1,140,067
Financial items                                     7        5,988       656,637     1,193,704
                                                        ----------    ----------    ----------
Profit before tax                                          120,444     1,051,719     2,333,771

Tax on profit on ordinary activities                8      360,190          (692)      (52,556)
                                                        ----------    ----------    ----------
Profit from continuing operations                          480,634     1,051,027     2,281,215
                                                        ----------    ----------    ----------
Profit before tax from discontinued operations              69,818             0             0
Tax on discontinued operations                                   0             0             0
                                                        ----------    ----------    ----------
Net profit for the year                                    550,452     1,051,027     2,281,215
                                                        ----------    ----------    ----------
Allocation of profit
The Board of Directors recommends that the
year's result of DKK 2,281 million be
allocated as follows:

Proposed dividend DKK 15 per share of DKK 10
(2003: DKK 6)                                                                          546,000
Retained profit                                                                      1,735,215
                                                                                    ----------
                                                                                     2,281,215
                                                                                    ----------

  The accompanying notes are an integrated part of these financial statements.

                              TORM AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2003 AND 2004
                         (EXPRESSED IN THOUSANDS OF DKK)

                                                    Note        2003        2004
                                                    ----        ----        ----
ASSETS
FIXED ASSETS
Tangible fixed assets
Leasehold improvements                                         2,233         153
Land and buildings                                             2,420       2,353
Vessels and capitalized dry-docking                   13   2,944,164   3,540,359
Prepayment on vessels under construction                     229,303     204,003
Other plant and operating equipment                           15,148      16,037
                                                           ---------   ---------
                                                       6   3,193,268   3,762,905
                                                           ---------   ---------
Financial fixed assets
Other investments                                      5     975,988   2,014,765
                                                           ---------   ---------
                                                             975,988   2,014,765
                                                           ---------   ---------
Total fixed assets                                         4,169,256   5,777,670
                                                           ---------   ---------
CURRENT ASSETS
Inventories
Inventory of bunkers                                          26,075      31,841
                                                           ---------   ---------
Accounts receivable
Freight receivables, etc.                                    147,277     196,979
Other receivables                                             50,295      69,795
Prepayments                                                   21,609      26,859
                                                           ---------   ---------
                                                             219,181     293,633
                                                           ---------   ---------
Securities
Bonds                                                 13     315,934     317,494
                                                           ---------   ---------
Cash at bank and in hand                              13     163,211     358,261
                                                           ---------   ---------
Total current assets                                         724,401   1,001,229
                                                           ---------   ---------
Total assets                                               4,893,657   6,778,899
                                                           ---------   ---------

  The accompanying notes are an integrated part of these financial statements.

                              TORM AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEETS (CONTINUED)
                        AS OF DECEMBER 31, 2003 AND 2004
                         (EXPRESSED IN THOUSANDS OF DKK)
                                                           Note         2003          2004
                                                           ----         ----          ----
LIABILITIES
SHAREHOLDERS' EQUITY
Common shares                                                 9      182,000       364,000
Own shares                                                    9      (51,962)      (46,163)
Retained Profit                                                    2,115,868     3,459,845
Proposed dividend                                                    218,400       546,000
                                                                  ----------    ----------
Total shareholders' equity                                         2,464,306     4,323,682
                                                                  ----------    ----------
LIABILITIES
Long-term liabilities
Mortgage debt and bank loans                              11,13    1,700,704     1,822,264
                                                                  ----------    ----------
                                                                   1,700,704     1,822,264
                                                                  ----------    ----------
Current liabilities
Next year's repayments on mortgage
debt and bank loans                                       11,13      295,343       339,764
Capitalized lease obligations                                11      180,801             0
Trade accounts payable                                                96,094        85,666
Corporate tax                                                              0        51,161
Other liabilities                                            12      101,758       115,988
Accruals                                                     10       54,651        40,374
                                                                  ----------    ----------
                                                                     728,647       632,953
                                                                  ----------    ----------
Total liabilities                                                  2,429,351     2,455,217
                                                                  ----------    ----------
Total liabilities and shareholders' equity                         4,893,657     6,778,899
                                                                  ----------    ----------
Accounting policies                                           1
Collateral security                                          13
Guarantees, contingent and contractual liabilities           14
Fair value of derivative financial instruments               15
Related party transactions                                   16
Reconciliation to United States Generally
Accepted Accounting Principles (U.S. GAAP)                   17

  The accompanying notes are an integrated part of these financial statements.

                              TORM AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF TOTAL GAINS AND LOSSES
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
                         (EXPRESSED IN THOUSANDS OF DKK)

                                           2002         2003          2004
                                           ----         ----          ----
Net profit for the year                     550,452     1,051,027     2,281,215
Change in fair value of derivatives         (43,078)       14,876        19,466
Foreign currency translation               (168,608)     (180,257)     (178,575)
                                         ----------    ----------    ----------
Total gains and losses                      338,766       885,646     2,122,106
                                         ----------    ----------    ----------

  The accompanying notes are an integrated part of these financial statements.

                                      STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                                         AS OF DECEMBER 31, 2002, 2003 AND 2004
                                             (EXPRESSED IN MILLIONS OF DKK)
                                               Common  Revaluation        Own    Retained    Proposed      Total
                                               shares     reserves     shares      profit    dividend
SHAREHOLDERS' EQUITY

Balance at 1 January 2002                       182.0         22.1      (51.5)    1,129.3        72.8    1,354.7

Exchange rate adjustment arose upon
translation from measurement currency to
presentation currency                                                              (168.6)                (168.6)
Fair value adjustment of derivative
financial instruments                                                               (43.1)                 (43.1)
Reversal of revaluation of shares                            (19.5)                  19.5                    0.0
Reversal of revaluation of bonds                              (2.6)                   2.6                    0.0
Purchase of own shares                                                   (7.6)                              (7.6)
Disposal of own shares                                                    7.1                                7.1
Proceeds from sale of own shares                                                     (0.3)                  (0.3)
Dividends paid                                                                                  (72.8)     (72.8)
Dividends paid on own shares                                                          3.5                    3.5
Profit for the year                                                                 550.5                  550.5
Dividend for the financial year                                                     (36.4)       36.4        0.0
                                              ------------------------------------------------------------------
Balance as of 31 December 2002                  182.0          0.0      (52.0)    1,457.0        36.4    1,623.4

Exchange rate adjustment arose upon
translation from measurement currency to
presentation currency                                                              (180.3)                (180.3)
Fair value adjustment of derivative
financial instruments                                                                14.9                   14.9
Exercised share options                                                             (10.1)                 (10.1)
Dividends paid                                                                                  (36.4)     (36.4)
Dividends paid on own shares                                                          1.8                    1.8
Profit for the year                                                               1,051.0                1,051.0
Dividend for the financial year                                                    (218.4)      218.4        0.0
                                              ------------------------------------------------------------------
Balance as of  31 December 2003                 182.0          0.0      (52.0)    2,115.9       218.4    2,464.3

Exchange rate adjustment arose upon
translation from measurement currency to
presentation currency                                                              (178.5)                (178.5)
Fair value adjustment of derivative
financial instruments                                                                19.4                   19.4
Bonus share issue                               182.0                              (182.0)                   0.0
Cost of bonus share issue                                                            (0.1)                  (0.1)
Exercised share options                                                  5.8        (59.3)                 (53.5)
Dividends paid                                                                                 (218.4)    (218.4)
Dividends paid on own shares                                                          9.3                    9.3
Profit for the year                                                               2,281.2                2,281.2
Dividend for the financial year                                                    (546.0)      546.0        0.0
                                              ------------------------------------------------------------------
Balance as of  31 December 2004                 364.0          0.0      (46.2)    3,459.9       546.0    4,323.7
                                              ==================================================================

  The accompanying notes are an integrated part of these financial statements.

                              TORM AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOW
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
                         (EXPRESSED IN THOUSANDS OF DKK)
                                                            2002          2003          2004
                                                            ----          ----          ----
CASH FLOW FROM OPERATING ACTIVITIES
Profit before financial items                            114,456       395,082     1,140,067
Profit before financial items in discontinuing
operations                                                61,408             0             0
Interest income, exchange rate gains and
dividends received                                        69,747        27,246       237,774
Interest expenses                                        (76,540)      (73,692)      (93,652)
                                                      ----------    ----------    ----------
                                                         169,071       348,636     1,284,189
Adjustments to reconcile net earnings to net
cash provided by operating activities:
Depreciation and impairment losses                       158,400       176,872       210,746
Depreciation in discontinuing operations                   5,172             0             0
Gain from sale of discontinuing operations               (63,007)            0             0
Other non-cash movements                                 (47,750)        6,096       (57,360)
Taxes paid                                                   (29)            0        (1,395)
Change in inventories, accounts receivables
and payables                                              39,430       (37,844)      (39,533)
                                                      ----------    ----------    ----------

Net cash inflow from operating activities                261,287       493,760     1,396,647
                                                      ----------    ----------    ----------
CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets                     (954,262)   (1,121,612)   (1,118,715)
Investment in equity interests and securities           (247,983)         (228)            0
Sale of fixed assets                                      20,549       113,928         1,308
     including profit on sale of vessels                       0           478             0
     (included in operating activities)

Sale of discontinuing operations                          63,007             0             0
                                                      ----------    ----------    ----------
Net cash inflow/(outflow) from investing activities   (1,118,689)   (1,007,434)   (1,117,407)
                                                      ----------    ----------    ----------
CASH FLOW FROM FINANCING ACTIVITIES
Borrowing, mortgage debt                                 842,472       777,922       875,246
Repayment/redemption, mortgage debt                     (156,709)     (224,005)     (514,466)
Repayment/redemption, lease liabilities                  (63,449)      (38,416)     (180,810)
Increase/(decrease) in bank debt                               0             0             0
Dividends paid                                           (69,309)      (34,637)     (209,071)
Purchase/disposal of own shares                             (807)           (0)            0
Net settlement share options                                   0       (10,094)      (53,529)
                                                      ----------    ----------    ----------
Cash inflow/(outflow) from financing activities          552,198       470,770       (82,630)
                                                      ----------    ----------    ----------
Net cash inflow/(outflow) from operating,
investing and financing activities                      (305,204)      (42,904)      196,610
Cash and cash equivalents including bonds,
   in companies acquired/divested                              0             0             0
                                                      ----------    ----------    ----------

Increase/(decrease) in cash and cash equivalents        (305,204)      (42,904)      196,610
                                                      ----------    ----------    ----------
Cash and cash equivalents,
   including bonds, at 1 January                         827,253       522,049       479,145
                                                      ----------    ----------    ----------
Cash and cash equivalents,
   including bonds, at 31 December                       522,049       479,145       675,755
Of which used as collateral                             (186,056)      (51,647)      (53,872)
                                                      ----------    ----------    ----------
                                                         335,993       427,498       621,883
                                                      ----------    ----------    ----------

  The accompanying notes are an integrated part of these financial statements.

                              TORM AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

NOTE 1 - ACCOUNTING POLICIES

Accounting Policies

     The Annual Report of TORM has been prepared in accordance with the provisions of the Danish Financial Statements Act applicable for listed companies in Accounting Class D, Danish accounting standards and the requirements of the Copenhagen Stock Exchange relating to the presentation of financial statements by listed companies.

Change in accounting standards

     The accounting policies are unchanged from last year except that Danish accounting standard 21 "Leasing" and Danish accounting standard 22 "Income" have become effective and are applied as from this financial year.

     The effect of implementing Danish accounting standard 21 is that a gain relating to a sale and leaseback transaction under certain circumstances is recognized in the income statement immediately. Previously, a gain was always recognized in the balance sheet and amortized over the life of the charter party. In connection with a sale and leaseback transaction in the financial year 2000 resulting in an operating lease, TORM recognized a gain in the balance sheet which has since been amortized in proportion to the gross rental on the time charter over the life of the charter party. The fair value at the transaction date essentially equalled the book value, and the accounting treatment applied is consequently considered to be in accordance with Danish accounting standard 21.

     The effect of implementing Danish accounting standard 22 is that the stated criteria for recognizing income have become more explicit in accordance with the standard. The methods applied by TORM to recognize income are in accordance with Danish accounting standard 22.

     The changes in accounting standards have thus not resulted in any changes in the reported amounts.

General recognition and measurement criteria

     Income, including net revenue, is recognized in the income statement when:

o    the income creating activities have been carried out,
o    the income can be measured reliably,
o    it is probable that payment will occur,
o    costs relating to the transaction can be measured reliably, and
o    documentation of the income exists.

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

     Liabilities are recognized in the balance sheet, when it is probable that there will be an outflow of future economic benefits from the Group, and the value of the liability can be measured reliably.

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

     Recognition and measurement take into account all circumstances, including predictable risks and losses occurring before the preparation of the Annual Report, which confirm or disconfirm circumstances existing at the balance sheet date.

Consolidation principles

     The Annual Report comprises the Parent Company, TORM and its subsidiaries, i.e. the entities in which the Parent Company, directly or indirectly, holds the majority of the votes or otherwise has a controlling interest.

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

     The Consolidated Financial Statements are prepared on the basis of the financial statements of the Parent Company, its subsidiaries and pro rata consolidated companies by combining items of a uniform nature and eliminating inter-company transactions, balances and shareholdings as well as realized and unrealized gains and losses on transactions between the consolidated companies.

Foreign currencies

     The measurement currency of the operating entities including subsidiaries and associated companies is USD, because the Group's vessels operate in international shipping markets, in which revenues and expenses are settled in USD and the Company's most significant assets and liabilities in the form of vessels and related mortgage debt are in USD. The books for these operating entities are maintained in USD. The measurement currency of the administrative entity is DKK.

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

     The reporting currency of the Company is DKK. Upon recognition of the operating entities, the financial statements are translated from USD into DKK. Items in the income statement are translated into DKK at the average exchange rates for the period, whereas balance sheet items are translated at the exchange rates as at the balance sheet date. Exchange gains and losses arising upon the translation of the income statements and balance sheets of operating entities are recognized directly in shareholders' equity. Exchange gains and losses arising upon the translation of shareholders' equity at the beginning of the year into DKK at the exchange rate at the balance sheet date are recognized directly to shareholders' equity.

     Foreign exchange rate gains or losses of intercompany balances with subsidiaries, which are considered a part of the investment in the entity, are recognized directly in shareholders' equity.

Derivative financial instruments

     Derivative financial instruments are entered into to hedge future committed or anticipated transactions.

     Derivative financial instruments are initially recognized in the balance sheet at cost and are subsequently measured at their fair value. The instruments are recognized as other receivables or other liabilities, respectively.

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

     Changes in fair value of derivative financial instruments, which are used to hedge the expected future transactions, are recognized directly in shareholders' equity under retained profit. When the expected future transaction results in an income or a cost, amounts deferred under retained profit are transferred to the income statement and included in the same line as the hedged item.

     Changes in fair value of derivative financial instruments that do not qualify for hedge accounting are recognized in the income statement at the end of each period.

Segment information

     The Group consists of two business segments: Tanker and Bulk. This segmentation is based on the Company's internal management and reporting structure in addition to evaluation of risk and earnings. Transactions between segments are based on market-related prices and are eliminated at Group level.

     The Group only has one geographical segment, because the Group considers the global market as a whole, and the individual vessels are not limited to specific parts of the world.

     The segment non-current assets consists of the non-current assets used directly for segment operations.

     Current assets are allocated to segments to the extent that they are directly attributable to segment operations, including inventories, outstanding freight, other receivables and prepayments.

     Segment  liabilities  comprise   segment-operating   liabilities  including
mortgage debt attached to the vessels, trade payables and other liabilities.

     Not allocated items primarily comprise assets and liabilities as well as revenues and expenses relating to the Group's administrative functions, offshore activities, termination of Liner activity and investment activities, including cash and bank balances, interest bearing debt except mortgage debt attached to the vessels, taxes, etc.

Participation in pools

     TORM acts as pool manager for a number of pools, and the Group is participating with a significant number of vessels in these. The Group's share of the income statement and balance sheet in the respective pools is accounted for by entering a proportional share, based on participation in the pool, by combining items of uniform nature. The Group's share of the revenues in the pools is primarily dependent on the number of days the Group's vessels have been available for the pools during the period.

Accounting for pension plans

     The Company has entered into defined contribution plans only. Pension costs related to defined contribution plans are recorded in the income statement in the year to which they relate.

Stock based compensation

     The Board of directors, the Management and a number of key employees participate in a share option program. Option commitments under this program are hedged through holdings of own shares and are not recognized in the balance sheet or the income statement.

     The difference between the exercise price and the market price of the shares at the date the options are granted is recognized as a compensation expense in administrative expenses in the income statement.

     At the time of exercise the payments received for the sale of own shares are recognized directly in shareholders' equity.

     If payment is made as net settlement, the amount payable by the Company is recognized in shareholders' equity under retained profit at the time of settlement.

Leases

     Agreements to charter vessels and to lease other property, plant and equipment where TORM has substantially all the risks and rewards of ownership are recognized in the balance sheet as finance leases. Lease assets are measured at the lower of fair value and the present value of future leasing payments determined in the agreements including any purchase options.

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

     Other charter agreements concerning vessels and other leases are classified as operating leases, and lease payments are charged to the income statement on a straight-line basis over the lease term. The obligation for the remaining lease period is disclosed in the notes to the financial statement.

Sale and leaseback transactions

     A gain or loss related to a sale and leaseback transaction resulting in a finance lease is deferred and amortized in proportion to the gross rental on the time charter over the life of the charter party.

     A gain related to a sale and leaseback transaction resulting in an operating lease is recognized in the income statement immediately provided the transaction is agreed on market terms. If the sales price is lower than the fair value and this is reflected in future lease payments below fair value, the difference between the fair value and the sales price is deferred and amortized in proportion to the lease payments over the life of the lease. If the sales price exceeds the fair value, the difference between the sales price and the fair value is deferred and amortized in proportion to the lease payments over the life of the lease.

     A  loss  related  to a  sale  and  leaseback  transaction  resulting  in an
operating  lease  is  recognized  in  the  income   statement  at  the  date  of
transaction.

Swap agreements

     Gains or losses on swap of ownership in vessels are recognized in the income statement at the date of the swap transaction, except when the acquired vessels are similar to the vessels exchanged. If the swap is an exchange of similar vessels, the vessels are accounted for based on carryover value and no gain is recognized.

Income statement

Net revenues

     Net revenues comprise freight and demurrage revenues from the vessels. Net revenues are recognized when they meet the general criteria mentioned above and the stage of completion can be measured reliably. Accordingly, freight and demurrage revenues are recognized at selling price upon delivery of service in accordance with the charter parties concluded.

Port expenses and bunkers

     Port expenses and bunkers, which comprise port expenses and bunker fuel consumption, are recognized upon delivery of service in accordance with the charter parties concluded.

Charter hire

     Charter hire includes the expenses related to the chartering in of vessels incurred in order to achieve the net revenues for the period.

Technical running costs

     Technical  running  costs,   which  comprise  crew  expenses,   repair  and
maintenance expenses and tonnage duty, are expensed as incurred.

Profit on sale of vessels and interests

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

Equity income from investments in subsidiaries and associated companies

     Equity income from investments in subsidiaries and associated companies include the Parent Company's proportional share of the net income of the individual subsidiary less the proportional share of unrealized internal gains.

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

Financial items

     Financial items comprise interest income and interest expense, financing costs of finance leases, realized and unrealized exchange rate gains or losses relating to transactions in currencies other than the measurement currency, realized and unrealized gains or losses from other investments and securities, dividends received on shares and other financial income and expenses including value adjustments of certain financial instruments not accounted for as hedging instruments. Interest is recognized in accordance with the accrual basis of accounting taking into account the effective interest rate, and dividends are recognized when the right to receive payment has been decided, which is typically when the dividend has been declared and can be received without conditions.

Tax

     In Denmark, A/S Dampskibsselskabet TORM is jointly taxed with certain wholly owned Danish and non-Danish subsidiaries. The Parent Company provides for and pays the aggregate Danish tax of the taxable income of these companies. The expected tax of the taxable income for the year and adjustments relating to previous years are recognized in the income statement. However, tax relating to items posted in shareholders' equity is posted directly in shareholders' equity.

Balance sheet

Tangible fixed assets

     Land is measured at cost.

     Buildings  are  measured  at  cost  less   accumulated   depreciation   and
accumulated impairment losses. Buildings are depreciated on a straight-line basis over 50 years.

     Vessels are measured at cost less accumulated depreciation and accumulated impairment losses. All major components of vessels less salvage value are depreciated on a straight-line basis based on an anticipated useful life of 25 years. Costs incurred in replacing or renewing the separate assets (dry-docking costs) are capitalized and depreciated on a straight-line basis over the estimated period until the next dry-docking.

     Prepayment on vessels under construction is measured at costs incurred.

     Operating equipment is measured at cost less accumulated depreciation. Computer equipment is depreciated on a straight-line basis over three years, and other operating equipment is depreciated on a straight-line basis over five years. Operating equipment with a cost price of less than DKK 25,000 is fully depreciated in the year of acquisition.

     Leasehold improvements are measured at cost less accumulated amortization and impairment losses, and leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease and the estimated useful life.

     Cost comprises acquisition cost and costs directly related to the acquisition up until the time when the asset is ready for use. The cost of vessels and vessels under construction also includes interest expenses incurred during the period of construction.

Financial fixed assets

     Investment in subsidiaries and associated companies are recognized and measured in the Annual Report of the Parent Company according to the equity method, which requires that a proportionate share of their annual net income or loss is reflected in the income statement of the Parent Company. Unrealized intercompany profits are eliminated when calculating the proportionate share of income and equity.

     The share of the net income of the subsidiaries and associated companies that has not been distributed as dividends to the Parent Company is transferred to a restricted reserve under shareholders' equity in the Parent Company's balance sheet.

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

Receivables

     Outstanding freight receivables and other receivables which are of a current nature (expected to be realized within 12 months from the balance sheet date) are measured at the lower of amortized cost and net realizable values, which corresponds to nominal value less provisions for bad debts.

Prepayments

     Prepayments comprise expenses paid relating to subsequent periods.

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

     Financial   liabilities  also  include  the  capitalised   remaining  lease
obligation on finance leases.

Other liabilities

     Other liabilities comprising trade payables and other liabilities are measured at amortized cost corresponding substantially to nominal value.

Accruals

     Accruals comprise receipts relating to revenue in subsequent periods.

Statement of cash flows

     The statement of cash flows shows the Group's cash flows and cash and cash equivalents at the beginning and the end of the period.

     Cash flow from operating activities is presented indirectly and is based on profit before financial items for the year adjusted for non-cash operating items, changes in working capital, income tax paid, dividends received and interest paid/received.

     Cash flow from investing activities comprises the purchase and sale of tangible fixed assets and financial fixed assets except for profit/loss on sale of vessels, which is included in the cash flows from operating activities.

     Cash flow from financing activities comprises changes in long-term debt, bank loans, purchases or sales of own shares and dividend paid to shareholders.

     Cash and cash equivalents comprise cash at bank and in hand and highly liquid bonds. Shares are not included.

Earnings per share

     Basic earnings per share is computed by dividing consolidated profit or loss available to common shareholders by the weighted average number of common shares outstanding during the period. Own shares are not included in the calculation. Purchases and sales of own shares during the periods are weighted based on the remaining period.

     Diluted earnings per share is computed by dividing consolidated profit or loss available to common shareholders by the sum of weighted average number of common shares outstanding and the weighted average number of all potentially dilutive shares. Such potentially dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share.

United States generally accepted accounting principles

     As a consequence of the registration of American Depository Receipts (ADRS) with the United States Securities and Exchange Commission (SEC), the Company has prepared a summary of the effect on net income and shareholders' equity had the Financial Statements been prepared in accordance with the accounting principles generally accepted in the United States.

NOTE 2 - NET EARNINGS FROM SHIPPING ACTIVITIES (in DKK million)

                                                  For the year ended December 31, 2003
                                            Tank           Bulk          Not     Total
                                       (restated)    (restated)    allocated
                                                                  (restated)
                                       -----------------------------------------------
SEGMENT INFORMATION
INCOME STATEMENTS
Net revenue                               1,115.1         793.3        19.6    1,928.0
Port expenses and bunkers                  (319.0)       (308.0)        5.9     (621.1)
                                          -------       -------     -------    -------
Time Charter Equivalent Earnings            796.1         485.3        25.5    1,306.9

Charter hire                                (83.5)       (309.6)      (11.8)    (404.9)
Technical running costs                    (195.1)        (43.0)      (16.7)    (254.8)
                                          -------       -------     -------    -------
Gross profit (Net earnings from
shipping activities)                        517.5         132.7        (3.0)     647.2
Profit from sale of vessels and
interests                                    (0.5)          0.0         0.0       (0.5)
Administrative expenses                     (88.8)        (30.1)       (7.2)    (126.1)
Other operating income                       50.9           0.4         0.1       51.4
                                          -------       -------     -------    -------
Profit before depreciation                  479.1         103.0       (10.1)     572.0
Depreciation                               (154.6)        (21.7)       (0.6)    (176.9)
                                          -------       -------     -------    -------
Profit before financial items               324.5          81.3       (10.7)     395.1
Financial items                             (52.3)         (2.5)      711.4      656.6
                                          -------       -------     -------    -------
Profit before tax                           272.2          78.8       700.7    1,051.7
Tax on profit on ordinary activities          0.0           0.0        (0.7)      (0.7)
                                          -------       -------     -------    -------
Net profit for the year                     272.2          78.8       700.0    1,051.0

BALANCE                                                        As of December 31, 2003
Fixed assets                              2,774.0         400.1       995.2    4,169.3
Total assets                              2,894.9         467.3     1,531.5    4,893.7
Total liabilities                         1,982.6         382.6        64.1    2,429.3

     With reference to the Departmental order about exemption to the Danish Financial Statements Act section 5, no. 4, item 1, no segment information for the Parent Company is provided.

     The gain on NORDEN shares, received dividend on shares, interest income, tax on profit on ordinary activities, the Company's Offshore activities and the termination of the Liner activity are included in 'Not allocated'.

     The comparative figures on segment information have been changed as cash and bank balances as well as interest income and dividends received are included in 'Not allocated', whereas previously allocated to segments.

                                                     For the year ended December 31, 2004
                                                 Tank       Bulk           Not      Total
                                                                     allocated
                                              -------    -------       -------    -------
SEGMENT INFORMATION
INCOME STATEMENTS
Net revenue                                   1,532.1    1,063.9           0.4    2,596.4
Port expenses and bunkers                      (407.4)     (90.2)          0.3     (497.3)
                                              -------    -------       -------    -------
Time Charter Equivalent Earnings              1,124.7      973.7           0.7    2,099.1
Charter hire                                    (80.9)    (276.2)          0.0     (357.1)
Technical running costs                        (236.7)     (69.7)          8.1     (298.3)
                                              -------    -------       -------    -------
Gross Profit (Net earnings from
shipping activities)                            807.1      627.8           8.8    1,443.7
Profit from sale of vessels and interest          0.0        0.0           0.0        0.0
Administrative expenses                        (126.6)     (42.1)         (2.9)    (171.6)
Other operating income                           76.8        1.9           0.0       78.7
                                              -------    -------       -------    -------
Profit before depreciation                      757.3      587.6           5.9    1,350.8
Depreciation                                   (171.4)     (39.1)         (0.2)    (210.7)
                                              -------    -------       -------    -------
Profit before financial items                   585.9      548.5           5.7    1,140.1
Financial items                                 (61.3)      (3.1)      1,258.1    1,193.7
                                              -------    -------       -------    -------
Profit before tax                               524.6      545.4       1,263.8    2,333.8
Tax on profit on ordinary activities              0.0        0.0         (52.6)     (52.6)
                                              -------    -------       -------    -------
Net profit for the year                         524.6      545.4       1,211.2    2,281.2

BALANCE                                                           As of December 31, 2004
Fixed assets                                  3,080.2      664.6       2,032.9    5,777.7
Total assets                                  3,298.6      710.7       2,769.6    6,778.9
Total liabilities                             1,893.8      472.8          88.6    2,455.2

     With reference to the Departmental order about exemption to the Danish Financial Statements Act section 5, no. 4, item 1, no segment information for the Parent Company is provided.

     The gain on NORDEN shares, received dividend on shares, interest income, tax on profit on ordinary activities, the termination of the Company's Offshore and Liner activity are included in 'Not allocated'.

NOTE 3 - STAFF COSTS (in DKK million)

                                                 For the years ended December 31
                                                 -------------------------------
                                                          2002     2003     2004
                                                         -----    -----    -----
Total staff costs
Staff costs included in technical                         33.2     52.8     61.5
running costs
Staff costs included in                                   67.4     71.6    105.6
administrative expenses and profit
before tax from discontinued
operations
                                                         -----    -----    -----
Total                                                    100.6    124.4    167.1
                                                         -----    -----    -----
Staff costs comprise the following
Wages and salaries                                        90.5    112.4    152.2
Pension costs                                              9.7     11.2     13.9
Other social security costs                                0.4      0.8      1.0
                                                         -----    -----    -----
Total                                                    100.6    124.4    167.1
                                                         -----    -----    -----
Hereof  remuneration  to the  Board
of  Directors  and  salaries to the
Management
Board of Directors                                         1.4      1.4      1.5
Management                                                 5.2     10.8     13.9
                                                         -----    -----    -----
Total                                                      6.6     12.2     15.4
                                                         -----    -----    -----

Number of employees

     The average number of staff in the Parent Company in the financial year was 288 (the Group 295). The equivalent figure for 2003 was 277 (the Group 280).

                                  Total options         Option allocation per year
                                           2004         2001         2002         2003
                                           ----         ----         ----         ----
Share option program - 2001 to 2004*

Board of Directors
Allocated                               105,820       24,420       40,700       40,700
Exercised in 2003                       (24,420)      (8,140)     (16,280)           0
Exercised in 2004                       (36,560)     (16,280)      (4,000)     (16,280)
                                       --------     --------     --------     --------
Not exercised at 31 December 2004        44,840            0       20,420       24,420
                                       --------     --------     --------     --------
Management
Allocated                               463,420      106,940      178,240      178,240
Exercised in 2003                      (285,180)    (106,940)    (178,240)           0
Exercised in 2004                      (178,240)           0            0     (178,240)
                                       --------     --------     --------     --------
Not exercised at 31 December 2004             0            0            0            0
                                       --------     --------     --------     --------
Key Employees
Allocated                               634,640      206,120      214,260      214,260
Exercised in 2003                      (420,380)    (206,120)    (214,260)           0
Exercised in 2004                      (214,260)           0            0     (214,260)
                                       --------     --------     --------     --------
Not exercised at 31 December 2004             0            0            0            0
                                       --------     --------     --------     --------
Resigned persons
Allocated                               402,760      147,820      131,540      123,400
Exercised in 2003                      (232,240)    (138,840)     (93,400)           0
Exercised in 2004                      (162,380)      (8,980)     (30,000)    (123,400)
                                       --------     --------     --------     --------
Not exercised at 31 December 2004         8,140            0        8,140            0
                                       --------     --------     --------     --------
Total number of not exercised
options at 31 December 2004              52,980            0       28,560       24,420
                                       --------     --------     --------     --------

Not exercised in per cent of
common shares                              0.15%        0.00%        0.08%        0.07%

     * The figures in the table above and the description below are adjusted to reflect the issue of bonus shares in May 2004.

     The classification has been adjusted to reflect the persons association with TORM at December 31, 2004.

     In 2001, a share option compensation plan for 20 of TORM's Board members, executives and key employees was introduced. The plan grants 1,606,640 options, which are priced at 3 different dates, 485,300 in 2001, 564,740 in 2002 and 556,600 in 2003. Option holders may exercise their options in specified periods and choose to purchase the Company's shares at the strike price or receive a cash payment equivalent to the difference between the strike price and the share price.

     The individual must be employed at the grant date to receive that year's options. In 2004, the interpretation of the share option compensation plan has been changed, increasing the number of options granted in 2002 by 8,140.

     The share options for 2001 were priced on February 20, 2001, the share options for 2002 were priced on March 20, 2002 and the share options for 2003 were priced on February 27, 2003. The 2001 share options are exercisable at a price of DKK 27 per share, the 2002 share options at a price of DKK 29.25 per share and the 2003 share options at a price of DKK 31.3 per share. The share options can be exercised at the earliest 1 year and at the latest 3 years and four weeks after the allocation, observing the rules concerning insider trading.

     In 2004, 591,440 options have been exercised (2003: 962,220), and the related cost amounting to DKK 53.5 mill. (2003: DKK 10.1 mill.) has been recognized directly in shareholders' equity. The total number of unexercised options at December 31, 2004 is 52,980 which equates 0.15% of the common shares. The Company has acquired own shares to cover the share option program. The cost of the shares has been recognized directly in shareholders' equity.

     According to the Black-Scholes model, the theoretical market value of the unexercised part of the share option program is estimated at DKK 10.1 mill. (2003: DKK 41.1 mill.) at the balance sheet date.

     The key assumptions of the Black-Scholes model are:

o The average dividend equals 3.48% (2003: 3.75%) of the average share price for the period.

o    The volatility is estimated at 93.76% (2003: 112.89%).

o The risk free interest rate based upon expiry of the options applies to between 2.37 % and 2.50% (2003: 2.24% and 2.99%).

o    The quoted share price as of December 31, 2004 is 225.77  DKK/share  (2003:
     90.25 DKK/share).

NOTE 4 - ADMINISTRATIVE EXPENSES (in DKK million)

                                        For the year ended December 31
                                        ------------------------------
                                                2002     2003     2004
                                               -----    -----    -----
Parent company                                  93.7    121.9    159.9
Subsidiaries and associated companies            7.6      4.2     11.8
                                               -----    -----    -----
                                               101.3    126.1    171.7
                                               -----    -----    -----

Remuneration to the auditors appointed
at the annual general meeting                  2002     2003     2004
                                               ----     ----     ----

Ernst & Young
Audit fees                                               0.6      0.8
Fees for other services                                  1.0      0.3
                                                ---      ---      ---
Total fees, Ernst & Young                       3.4      1.6      1.1
                                                ---      ---      ---

Deloitte
Audit fees                                               1.3      1.6
Fees for other services                                  3.7      1.5
                                                ---      ---      ---
Total fees, Deloitte                            6.1      5.0      3.1
                                                ---      ---      ---

NOTE 5 - FINANCIAL FIXED ASSETS (in DKK million)

                                                              2003         2004
                                                              ----         ----
Cost:
Balance as of January 1                                      271.3        268.6
Additions                                                      0.2          0.0
Disposals                                                     (2.9)         0.0
                                                           -------      -------
Cost as of December 31                                       268.6        268.6
                                                           -------      -------
Value adjustment:
Balance as of January 1                                       19.8        707.9
Other value adjustment                                       688.1      1,038.8
                                                           -------      -------
Balance as of December 31                                    707.9      1,746.7
                                                           -------      -------

Write downs:
Balance as of January 1                                       (1.0)        (0.5)
Write downs for the year                                       0.5          0.0
                                                           -------      -------
Write downs as of December 31                                 (0.5)        (0.5)
                                                           -------      -------

Book value as of December 31                                 976.0      2,014.8
                                                           -------      -------

NOTE 6 - TANGIBLE FIXED ASSETS (in DKK million)

                                                                                                Other
                                                                 Vessels and  Prepayment on    plant and
                                    Leasehold         Land and   capitalized  vessels under    operating
                                   improvements      buildings   dry-docking  construction     equipment    Total
                                   ------------------------------------------------------------------------------------
Cost:
Balance as of January 1, 2004               9.9           7.2      3,878.1         229.3          29.7       4,154.2
Exchange rate adjustment                   (0.2)          0.0       (319.0)        (18.9)          0.0        (338.1)
Additions                                   0.2           0.0      1,021.0         357.3           9.4       1,387.9
Disposals                                  (7.1)          0.0         (9.1)       (363.7)         (7.0)       (386.9)
                                        -------       -------      -------       -------       -------       -------
Cost as of December 31, 2004                2.8           7.2      4,571.0        (204.0)        (32.1)      (4,817.1)
                                        -------       -------      -------       -------       -------       -------
Depreciation and impairment losses:

Balance as of January 1, 2004               7.6           4.8        933.9           0.0          14.6         960.9
Exchange rate adjustment                   (0.3)          0.0        (94.4)          0.0           0.0         (94.7)
Additions                                   0.0           0.0          0.0           0.0           0.0           0.0
Disposals                                  (7.1)          0.0         (9.1)          0.0          (6.5)        (22.7)
Depreciation for the year                   2.4           0.1        200.2           0.0           8.0         210.7
                                        -------       -------      -------       -------       -------       -------

Balance as of December 31, 2004             2.6           4.9      1,030.6           0.0          16.1       1,054.2
                                        -------       -------      -------       -------       -------       -------
Book value as of December 31, 2004          0.2           2.3      3,540.4         204.0          16.0       3,762.9
                                        -------       -------      -------       -------       -------       -------
Hereof finance leases                       0.0           0.0          0.0           0.0           0.0           0.0
                                        -------       -------      -------       -------       -------       -------
Hereof interest included in cost            0.0           0.0          7.8           0.0           0.0           7.8

                                        -------       -------      -------       -------       -------       -------
Book value as of December 31, 2003          2.3           2.4      2,944.2         229.3          15.1       3,193.3
                                        -------       -------      -------       -------       -------       -------

     As of October 1, 2003 the value of land and buildings assessed for Danish tax purposes amounted to DKK 3.0 million (book value DKK 2.3 million) as compared to DKK 2.9 million as of January 1, 2003.

     Included in the book value for vessels are capitalized dry-docking costs in the amount of DKK 39.1 million as compared to DKK 42.6 million in 2003 in the Group.

NOTE 7 - FINANCIAL ITEMS (in DKK million)

                                                 For the years ended December 31
                                                 -------------------------------
                                                        2002      2003      2004
                                                        ----      ----      ----
Financial income
Interest income                                         30.2      19.2      20.3
Gain on other investments and securities*               14.5     685.7   1,038.8
Dividends **                                             1.3       8.0     201.4
Fair value adjustment of derivative
financial instruments                                   42.9      23.3      30.4
                                                     -------   -------   -------
                                                        88.9     736.2   1,290.9
                                                     -------   -------   -------
Financial expenses
Interest expense on mortgage and bank debt              75.7      73.7      88.5
Loss on other investments and securities                 0.0       4.0       2.8
Exchange rate adjustments                                6.9       1.3       0.8
Fair value adjustment of derivative
financial instruments                                    0.0       0.0       0.0
Other interest expenses                                  0.3       0.6       5.1

                                                     -------   -------   -------
                                                        82.9      79.6      97.2
                                                     -------   -------   -------
Total financial items                                    6.0     656.6   1,193.7
                                                     -------   -------   -------

* Includes unrealized gain on the NORDEN shares of DKK 1,034 million (DKK 681 million in 2003 and DKK 8 million in 2002).

**   Includes  dividend  on the NORDEN  shares of DKK 200 million in 2004 (2003:
     DKK 7 million).

NOTE 8 - TAXES (in DKK million)

                                               For the years ended December 31
                                               -------------------------------
                                                      2002      2003      2004
                                                     -----     -----     -----
TAX ON PROFIT FOR THE YEAR AND DEFERRED TAX

Tax on profit for the year                             0.0      (0.7)    (52.6)
Adjustment of deferred tax                           360.1       0.0       0.0
                                                     -----     -----     -----

Tax on profit for the year                           360.1      (0.7)    (52.6)
                                                     -----     -----     -----

Changes in deferred tax
Balance as of 1 January                              360.1       0.0       0.0
                                                     -----     -----     -----

Tax on:
Profit for the year                                    0.0       0.0       0.0
Adjustment deferred tax due to tonnage tax           (360.1)     0.0       0.0
                                                     -----     -----     -----

Provision for the year                               (360.1)     0.0       0.0
                                                     -----     -----     -----

Balance as of December 31                              0.0       0.0       0.0
                                                     -----     -----     -----

Effective corporate tax rate                           0.0%      0.0%      2.3%

     The Parent Company paid no tax in 2003 and 2004.

     The   Company   participates   in  the   tonnage  tax  scheme  in  Denmark.
Participation in the tonnage tax scheme is binding until December 31, 2010.

     The deferred tax status as of December 31, 2004 related to the assets and liabilities as of the date for entering the tonnage tax scheme equals DKK 403 mill. (2003: DKK 318 mill.). The Company has not accrued for the deferred tax status as of December 31, 2004, as the deferred tax status will only become payable, if the Company's participation in the tonnage tax scheme is abandoned, or if the Company's level of investment and activity is significantly reduced.

     The Company expects to participate in the tonnage tax scheme after the binding period and at a minimum to maintain an investing and activity level corresponding to the level at the time of entering the tonnage tax scheme.

NOTE 9 - COMMON SHARES (in DKK million)

                                                 As of December 31
                                                 -----------------
                                  2003           2004        2003        2004
                                  ----           ----        ----        ----
                             Number of      Number of     Nominal     Nominal
                          shares mill.   shares mill.   value DKK   value DKK
                                                            mill.       mill.

Balance at January, 1             18.2           18.2       182.0       182.0
Issue of bonus shares              0.0           18.2         0.0       182.0

Balance at December, 31           18.2           36.4       182.0       364.0

     In May 2004 the Company  increased  the share  capital from  nominally  DKK
182.0 mill. to nominally DKK 364.0 mill. through the issue of 18.2 mill. bonus shares of DKK 10 each. The bonus shares were allotted to the Company's existing shareholders at the ratio of 1:1.

OWN SHARES*

                                       2003        2004          2003           2004      2003      2004
                                                              Nominal        Nominal      % of      % of
                                  Thousands   Thousands         value          value     share     share
                                  of shares   of shares   DKK million    DKK million   capital   capital
                                    -------     -------       -------        -------   -------   -------
OWN SHARES
Balance as of January, 1            1,762.7     1,762.7          17.6           17.6       4.8       4.8
Purchase                                0.0         0.0           0.0            0.0       0.0       0.0
Sale                                    0.0         0.0           0.0            0.0       0.0       0.0
Share options exercised                 0.0      (196.1)          0.0           (1.9)      0.0      (0.5)
                                    -------     -------       -------        -------   -------   -------
Balance as of December, 31          1,762.7     1,566.6          17.6           15.7       4.8       4.3
                                    -------     -------       -------        -------   -------   -------

     *The figures in the table above and the description below are adjusted to reflect the issue of bonus shares in May 2004.

     At December 31, 2004 the Company's holding of own shares represented 1,566,612 shares (2003: 1,762,736 shares) at denomination DKK 10 per share, with a total nominal value of DKK 15.7 mill. (2003: DKK 17.6 mill.) and a market value of DKK 353.7 million (2003: DKK 159.1 mill.) The retained shares equate to 4.3% (2003: 4.8%) of the Company's common shares.

     Total consideration in respect of the purchase of own shares was DKK 0 (2003: DKK 0) whereas for the sale of shares it was DKK 6.1 mill. (2003: DKK 0). As the disposal of own shares is carried out in connection with the exercise of share options, the consideration is based on exercise prices in the share option program. Of the holding of own shares, 52,980 shares (2003: 636,280 shares) are held as a hedge of the Company's share option program. The remaining shares will be used for further development of the capital structure, for financing or execution of acquisitions, for sale or for other types of transfers.

NOTE 10 -  (in DKK million)

                                                               As of December 31
                                                               -----------------
ACCRUALS                                                           2003     2004
                                                                 ------   ------

Deferred gain related to sale and lease back transactions          52.9     40.4
Other                                                               1.8      0.0
                                                                 ------   ------
                                                                   54.7     40.4
                                                                 ------   ------

NOTE 11 - MORTGAGE DEBT, BANK LOANS AND CAPITALIZED LEASE OBLIGATIONS (in DKK million)

                                                               As of December 31
                                                               -----------------
To be repaid as follows:                                        2003        2004
                                                                ----        ----

Next year's repayments                                         476.1       339.8
Falling due within 5 years                                     846.9       939.3
Falling due after 5 years                                      853.8       882.9
                                                             -------     -------
                                                             2,176.8     2,162.0
                                                             -------     -------

                                                Effective   Effective      Book      Book
                                       Fixed/    interest    interest     value     value
                          Maturity   floating        2003        2004      2003      2004
                          --------   --------        ----        ----      ----      ----
LOAN
USD                           2004   Floating        3.1%          --     299.9       0.0
USD                           2005   Floating        2.2%        3.8%     132.2     143.1
USD                           2006   Floating        2.0%        3.9%      77.4      90.2
USD                           2007   Floating        4.3%        4.0%     252.2     205.8
USD                           2008   Floating        2.7%        3.3%      52.5      92.9
USD                           2009   Floating        2.9%        4.3%     200.4     171.1
USD                           2011   Floating           -        2.8%       0.0      62.3
USD                           2012   Floating        4.1%        3.8%     742.8     419.3
USD                           2013   Floating        2.4%        4.4%     419.4     534.4
USD                           2014   Floating                    3.9%       0.0     442.9

Weighted average
effective interest rate                              3.3%        3.9%
Book value                                                              2,176.8   2,162.0
                                                                        -------   -------

NOTE 12 - OTHER LIABILITIES (in DKK million)

                                                               As of December 31
                                                               -----------------
                                                                   2003     2004
                                                                   ----     ----
Partners and commercial managements                                12.4     20.6
Accrued interests                                                  12.3     17.3
Wages and social expenses                                          17.7     18.4
Derivative financial instruments                                   32.9     39.7
Miscellaneous, including items related to shipping activities      26.5     20.0
                                                                 ------   ------
                                                                  101.8    116.0
                                                                 ------   ------

NOTE 13 - COLLATERAL SECURITY (in DKK million)

Collateral security for mortgage debt, bank loans and bareboat charters:

                                                               As of December 31
                                                               -----------------
                                                                2003        2004
                                                             -------     -------
Vessels                                                      1,942.4     2,112.8
Bonds                                                           51.2        53.9
Cash and cash equivalents                                        0.4         0.2
                                                             -------     -------
                                                             1,994.0     2,166.9
                                                             -------     -------

NOTE 14 - GUARANTEE AND CONTINGENT LIABILITIES (in DKK million)

                                                               As of December 31
                                                               -----------------
                                                                     2003   2004
                                                                     ----   ----
Guarantee liabilities                                                 3.9    3.9
                                                                     ----   ----

     The guarantee liabilities relate to guarantees to the Danish Ship Finance and Danish Shipowners' Association.

     The Company has contracted 7 vessels (2003: 6 vessels), an investment totaling DKK 1,545 million as compared to DKK 1,310 million in 2003.

     The Company is jointly and severally liable with its jointly taxed subsidiaries for tax on income subject to consolidated taxation.

CONTRACTUAL LIABILITIES
Charterhire for vessels on time charter:
                                                                  2003      2004
                                                                  ----      ----
Next year's payments                                             323.1     245.9
Falling due within 5 years                                       772.9     669.3
Falling due after 5 years                                        208.2     196.1
                                                               -------   -------
                                                               1,304.2   1,111.3
                                                               -------   -------
Average period until redelivery (years)                            2.3       2.7
Newbuilding installments (purchse obligations):
Next year's payments                                             253.4     511.2
Falling due within 5 years                                       825.7     866.3
Falling due after 5 years                                          0.0       0.0
                                                               -------   -------
                                                               1,079.1   1,377.5

     In addition to the above-mentioned contractual liabilities for vessels on time charter and newbuilding installments, the Company has entered into lease contracts regarding office space in Copenhagen and Singapore. The Copenhagen office comprises approximately 2,283 square meters and is leased until July 2014 at a rate of DKK 3.8 million per year in 2005 increasing to approximately DKK
5.6 million per year in 2014. The Singapore office comprises approximately 120 square meters and is leased until May 31, 2005 at a rate of DKK 0.3 million per year. Furthermore, the Company has leased three apartments in Singapore. One is leased until February 6, 2006 at a rate of DKK 0.1 million per year. Two are leased at a yearly rate of DKK 0.2 million each and expire on May 6, 2006 and October 6, 2006 respectively.

     Furthermore the Company has entered into various IT-related contracts at a total yearly rate amounting DKK 1.8 million. The greater part of these contracts typically expires after 0.5 - 2.5 years.

NOTE 15 - FAIR VALUE OF DERIVATIVE FINANCIAL INSTRUMENTS (in DKK million)

                                                  Fair value adjustments
                                                  ----------------------
                             Fair value      Income       Income   Shareholders'    Fair value
                                  as of   statement    statement          equity         as of
                             January 1,         Net    Financial        Retained      December
                                   2004     revenue        items          profit      31, 2004
                                   ----     -------        -----          ------      --------
Cross currency swaps               34.9          --        (34.5)            --            0.4
Forward rate contracts              2.0          --         20.9            (2.3)         20.6
Interest rate swaps               (31.4)         --          6.7            26.0           1.3
Currency options                   (1.5)         --         21.3              --          19.8
Bunker hedge                        0.0          --           --            (4.3)         (4.3)
Forward Freight Agreement           1.3       (25.5)          --              --         (24.2)
                                   ----       ----          ----            ----          ----
                                    5.3       (25.5)        14.4            19.4          13.6
                                   ----       ----          ----            ----          ----

NOTE 16 - RELATED PARTY TRANSACTIONS

     The members of the Company's Board of Directors and Senior Management, near relatives to these persons, and companies where these persons have control or exercise significant influence are considered as related parties with significant influence.

     Mr. Niels Erik Nielsen, Chairman of the Board of Directors, is a partner in the law firm Bech-Bruun Dragsted. Bech-Bruun Dragsted has rendered legal assistance during the financial year. The firm's fee of DKK 1.6 mill. (2003: DKK
0.4 mill.) is based upon the amount of time spent by the firm.

     Mr. Ditlev Engel, a member of the Board of Directors, was Managing Director of Hempel A/S until December 31, 2004. In the financial year the Company bought products on market terms from Hempel amounting to DKK 3.4 mill. (2003: DKK 2.4 mill.).

     Mr. Rex Harrington, a member of the Board of Directors, has provided consulting services to the Board of Directors amounting to DKK 0.6 mill. (2003:
DKK 0.0 mill.).

     There were no further transactions in the financial year with members of the Board of Directors and the senior Management.

     Management remuneration is disclosed in note 3.

     It is considered that no single person has control over the Company.

NOTE 17 - RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP)

     The Company's Annual Report has been prepared in accordance with accounting principles generally accepted in Denmark (Danish GAAP), which differs in certain respects from U.S. GAAP.

     The following is a summary of the adjustments to net income for the years ended December 31, 2002, 2003 and 2004 and shareholders' equity as of those dates, necessary to reconcile those to net income and shareholders' equity determined in accordance with U.S. GAAP.

Reconciliation of Net income for the year to U.S. GAAP Net income (in DKK million)

                                          Notes      2002       2003       2004
                                          -----      ----       ----       ----

Net income as reported under Danish GAAP            550.5    1,051.0    2,281.2

Dry-docking costs                           a)      (21.9)      (0.4)      (9.3)
Write-down on vessels                       b)      (12.3)       1.0        0.9
Marketable securities                       c)       (4.4)    (685.5)   (1038.4)
Sale/leaseback transactions                 d)        1.2        0.0        0.0
Derivative financial instruments            e)      (32.4)      15.1       10.8
Stock options                               f)        0.0      (43.6)     (67.0)
Tonnage Taxation (deferred tax)             g)     (395.1)      12.1      (44.4)

                                                   ------    -------    -------
Net income in accordance with U.S. GAAP              85.6      349.7    1,133.8
                                                   ======    =======    =======

Reconciliation of Shareholders' equity to U.S. GAAP Shareholders' Equity (in DKK million)

                                                   Notes      2002       2003       2004
                                                   -----      ----       ----       ----
Shareholders' equity as reported under Danish GAAP         1,623.4    2,464.3    4,323.7

Dry-docking costs                                    a)      (47.4)     (40.2)     (45.4)
Write-down on vessels                                b)      (12.3)     (11.3)     (10.4)
Marketable securities                                c)        0.0        0.0        0.0
Sale/leaseback transactions                          d)        0.0        0.0        0.0
Derivative financial instruments                     e)        0.0        0.0        0.0
Stock options                                        f)        0.0      (33.5)     (10.4)
Tonnage Taxation (deferred tax)                      g)     (367.3)    (355.3)    (399.6)

                                                           -------    -------    -------
Shareholders' equity in accordance with U.S. GAAP          1,196.4    2,024.0    3,857.9
                                                           =======    =======    =======

     The Group's accounting policies under Danish GAAP are described below where these differ from U.S. GAAP:

     a) Dry-docking costs

     Under Danish GAAP, when a vessel is delivered major components which are usually replaced or renewed in connection with a docking are depreciated over the estimated period to the first docking. The Company subsequently capitalizes dry-docking costs as they are incurred and depreciates these over the period until the next docking.

     Under U.S. GAAP, the Company accounts for the docking costs (provision for repairs) by accruing for the estimated dry dock costs involved in the next docking over the period to the next docking. Subsequent payments for dry-docking are charged against the accrued liability. The following represents the movement in the provision for repairs during the year ended December 31, 2002, 2003 and 2004:

(in thousands  of DKK)
                                               2002          2003          2004
                                               ----          ----          ----
Beginning Balance                            41,294        31,663        23,135

Charged to expenses                          29,889        23,807        32,133
Utilization                                 (33,357)      (27,677)      (13,692)
Exchange rate conversion                     (6,163)       (4,658)       (3,516)
                                            -------       -------       -------

Ending Balance                               31,663        23,135        38,060
                                            =======       =======       =======

     b) Write-down on vessels

     In 1998 the Company recognized an impairment charge of DKK 80 million for certain vessels on capital leases as the carrying value at the time exceeded the fair value of these vessels. Under Danish GAAP, impairment losses are reversed in subsequent periods if the fair value increases. During 2002, the Company recorded a reversal of the impairment loss of DKK 12.3 million for the increase in fair value of these assets.

     Under U.S. GAAP, impairment losses cannot be reversed. This results in a difference in depreciation expense between U.S. GAAP and Danish GAAP.

     c) Marketable securities

     Under Danish GAAP, the Company's marketable securities are classified as available-for-sale, which under Danish GAAP means that unrealized gains and losses on these are recorded in the income statement.

     Under U.S. GAAP, the Company must classify its investments in marketable securities as either trading, available-for-sale or held to maturity, as required by Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities." In 2002, the Company classified its investments in equity securities as available-for-sale and its investments in bonds as trading. From January 1, 2003 the bonds have been classified as available-for-sale due to a decrease in the trading activities. Unrealized gains and losses on available-for-sale investments are recorded as a component of shareholder's equity unless there is an other-than temporary impairment of the securities. There were no other-than temporary impairments in any period presented.

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

     Under U.S. GAAP, the gain has been deferred and amortized in a similar way, but the gain on disposal is different under U.S. GAAP due to the treatment of dry-docking costs as described under item a) above. The initial difference between the gain under Danish GAAP and U.S. GAAP was DKK 14.8 million, which through amortization in 2000, 2001 and 2002 has been reduced to DKK 0 at the end of 2002.

     e) Derivative Financial Instruments

     The U.S. GAAP reconciling items regarding derivatives for the years 2002, 2003 and 2004 have been summarized below.

(in thousands of DKK)                  2002                    2003                    2004

                                             Share-                  Share-                  Share-
                                 Income    holders'      Income    holders'      Income    holders'
                              statement      equity   statement      equity   statement      equity
Foreign currency contracts       (3,951)          0           0           0           0           0
Interest rate swaps             (31,526)          0      16,209           0      15,067           0
Fuel price agreements             3,056           0      (1,121)          0      (4,319)          0
                              ---------------------------------------------------------------------

Total U.S. GAAP adjustment      (32,421)          0      15,088           0      10,748           0
                              ---------------------------------------------------------------------

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

     Under U.S. GAAP, the Company accounts for its derivative financial instruments at fair value with changes reflected in the income statement except where the Company designates derivative financial instruments as hedges. For derivatives treated as hedges under US GAAP, the treatment is consistent with that under Danish GAAP.

         Foreign currency contracts

     The Company entered into a variety of contracts to manage its foreign currency exposure. During the year ended December 31, 1999, the Company settled an open currency contract associated with a purchase option included in a lease agreement. Under Danish GAAP, the gain of DKK 19.4 million on this transaction was deferred and amortized into income over the life of the associated lease agreement. An amount of DKK 3.9 million of gain was recognized during the year ended December 31, 2002.

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

     Under U.S. GAAP, the Company adopted the provisions for SFAS No. 133 `Accounting for Derivative Instruments and Hedging Activities' with effect from January 1, 2001. This resulted in the Company recording a transition adjustment for the fair value of all material derivatives of DKK 6.9 million as a derivative asset and as a component of other comprehensive income of which DKK
6.4 million was charged to US GAAP net income in 2001, and DKK 0.5 million in 2002.

     Under US GAAP, subsequent to the adoption of SFAS No. 133, the Company has accounted for changes in fair value of the interest rate swaps as a component of income. However, beginning on October 1, 2003 the Company elected to apply hedge accounting to some interest rate swaps designated as cash flow hedges. During the year ended December 31, 2002, the Company recorded a loss on interest rate swaps of DKK 32.1 million. During the year ended December 31, 2003 the Company recorded a gain on interest rate swaps of DKK 16.2 million in the income statement and a loss on interest rate swaps designated as cash flow hedges of DKK 2.4 million was recorded as a component of shareholders' equity. During the year ended December 31, 2004 the Company recorded a gain on interest rate swaps of DKK 15.1 million in the income statement and a loss on interest rate swaps designated as cash flow hedges of DKK 2.3 million was recorded as a component of shareholders' equity.

     Fuel price agreements

     The Company has entered into fuel price agreements to hedge the price of fuel bunkers for the Company's vessels.

     Under Danish GAAP, the fuel price agreements qualify as cash flow hedges and are recorded at fair value in the balance sheet and as a component of shareholders' equity. The fair values of the hedges are released from shareholders' equity when the fuel bunkers are purchased.

     Under U.S. GAAP, the Company accounts for changes in fair value of the fuel price agreements as a component of income. During the year ended December 31, 2002, the Company recorded a gain on fuel price agreements of DKK 3.1 million, during the year ended December 31, 2003 the Company recorded a loss on fuel price agreements of DKK 1.1 million, and during the year ended December 31, 2004 the Company recorded a loss on fuel price agreements of DKK 4.3 million.

     f) Stock options

     In accordance with the Company's Danish accounting principles, the difference between the exercise price and the market price of the shares at the date the options are granted is recognized as a compensation expense in the income statement. At the time of exercise, the amounts paid to the employees for options that are cash settled are recognized directly in shareholders' equity.

     Under U.S. GAAP, stock-based compensation is accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." and related interpretations in accounting for stock based compensation. Under APB No. 25, the Company recognizes compensation expense for the difference between the exercise price and market price at the measurement date. This compensation is amortized over the vesting period. The Company grants options with cash settlement terms for which the measurement date is the date that these options are exercised. Under APB 25, compensatory plans with cash settlement terms qualify as variable plans, for which total compensation cost must be recalculated each period based on the current share price, until the options are exercised.

     g) Tonnage taxation

     On February 6, 2002, the Danish government proposed a bill regarding tonnage taxation, which was enacted on April 17, 2002. According to the new Danish Tonnage Taxation Act, tax payments in the future will not be based on a taxable income, but rather a calculated income based on the tonnage of the Company and taxable income from activities outside the tonnage tax scheme. The legislation has been implemented with retroactive date effective from January 1, 2001 and the Company has chosen to enter the tonnage taxation scheme for a 10-year period with effect from January 1, 2001. Income taxation of reversed depreciation will only occur if the total fleet of the Company at the time of entering the tonnage taxation scheme is reduced in size.

     Under Danish GAAP, the provision for deferred tax that existed at the date of enactment has been released to income.

     Under U.S. GAAP, the provision for deferred tax is still carried in the balance sheet, as the recognition of a provision for deferred tax does not depend on the likelihood of the provision resulting in taxable amounts. At the end of each period, the provision for deferred tax is calculated based on the carrying values and tax values of the shipping related assets and liabilities that were owned by the company at the date for entering the tonnage taxation scheme. This adjustment includes the tax consequences of certain U.S. GAAP adjustments under the Danish Tonnage Taxation Act.

     h) Joint Venture Agreements

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

     The following represents the results reflected in the consolidated income statement for the year ended December 31, 2002, 2003 and 2004 in accordance with Danish GAAP associated with these joint ventures:

(in thousands of DKK)                            2002         2003         2004
                                                 ----         ----         ----

Net turnover                                  393,052      260,067       74,966
Operating costs                               327,098      235,521       38,195
                                             --------     --------     --------
Net earning from shipping activities           65,954       24,546       36,771
Gain on sale of vessels/interests                  --           --           --
Administrative expenses                         7,483        7,017        6,648
Other operating income                          6,889        8,464       11,901
Depreciation                                   39,728       19,823       17,203
                                             --------     --------     --------
Profit before financial items                  25,632        6,170       24,821
Financial items                                68,281        8,373       (6,191)
                                             --------     --------     --------
Profit before tax                             (42,649)      (2,203)      18,630
Tax                                                --           --       (2,234)
                                             --------     --------     --------
Net profit                                    (42,649)      (2,203)      16,396
                                             ========     ========     ========

     The following represents summarized balance sheet data that is reflected in the consolidated balance sheet associated with these joint ventures as of December 31, 2003 and 2004 in accordance with Danish GAAP:

(in thousands of DKK)                           2003              2004
                                                ----              ----

Fixed assets                                 194,736               597
Current assets                                31,799            18,353

Provisions                                        --                --
Long term liabilities                        122,012                --
Current liabilities                           85,437             7,633

     i) Statement of cash flows

     The cash flow statement prepared in accordance with Danish GAAP presents substantially the same information as required under U.S. GAAP. Under U.S. GAAP, however, there are certain differences with regard to the classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents.

     Under Danish GAAP, the Company's cash is comprised of cash at bank and in hand and bonds. For U.S. GAAP purposes, the Company classified only cash at bank and in hand, as cash and cash equivalents. Therefore under U.S. GAAP, investments in and sales of bonds, treated as available for sale securities (2002: trading securities) under SFAS 115, would be classified in the statement of cash flows as operating activities and investments and sales of equity securities classified as available for sale would be classified as investing activities. Additionally, the unrealized gain and loss on the bonds would be reflected as a component of operating activities.

     Under Danish GAAP, the profit on the sale of fixed assets is reflected as a component of investing activities, whereas under U.S. GAAP this amount is reflected as a component of operating activities.

     The presentation of cash flows provided by (used in) operating, investing and financing activities, classified in accordance with U.S. GAAP, utilizing the amounts shown in the Company's Danish GAAP cash flow statement are as follows for the years ended December 31, 2002, 2003 and 2004 (in thousands of DKK):

                                                             2002          2003          2004
                                                             ----          ----          ----
Net cash provided by operating activities                 478,303       531,593     1,395,087
Net cash provided by (used in) investment activities   (1,118,689)   (1,007,434)   (1,117,407)
Net cash provided by (used in) financing activities       552,198       470,770       (82,630)

Net increase in cash and cash equivalents                 (88,188)       (5,071)      195,050
Cash as defined under U.S. GAAP, beginning of year        256,470       168,282       163,211

                                                       --------------------------------------
Cash as defined under U.S. GAAP, end of year              168,282       163,211       358,261
                                                       --------------------------------------

     j) Earnings Per Share

     Earnings per share is computed consistent with Danish GAAP.

     The following table sets forth the computation of basic and diluted U.S. GAAP net income per share (in thousands except share and per share data):

                                                    2002        2003        2004

Numerator for basic and diluted Earnings
Per Share (in thousands of DKK)
Profit from continuing operations                 15,754     349,711   1,133,817
                                               ---------------------------------
Profit from discontinuing operations              69,818           0           0
                                               ---------------------------------
Profit for the year                               85,572     349,711   1,133,817
                                               ---------------------------------

                                            No. of       No. of       No. of
                                            shares       shares       shares
                                            ----------   ----------   ----------

Weighted average number of shares:
Basic                                       34,635,818   34,637,264   34,784,357
Effect of dilutive shares and
share options
                                                20,898      434,220      260,613
                                            ----------   ----------   ----------
Diluted                                     34,656,716   35,071,484   35,044,970
                                            ----------   ----------   ----------

Basic earnings per share
Profit from continuing operations                  0.5         10.1         32.6
Profit from discontinued operations                2.0          0.0          0.0
                                            ----------   ----------   ----------
Profit for the year                                2.5         10.1         32.6
                                            ----------   ----------   ----------

Diluted earnings per share
Profit from continuing operations                  0.5         10.0         32.4
Profit from discontinued operations                2.0          0.0          0.0
                                            ----------   ----------   ----------
Profit for the year                                2.5         10.0         32.4
                                            ----------   ----------   ----------

     The weighted average number of shares excludes the shares reacquired from the date of repurchase. The comparative figures for number of shares and earnings per share are restated to reflect the issue of bonus shares in May 2004.

     l) New accounting requirements not yet adopted

     In December 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payments" or SFAS 123R. This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award--the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for our fiscal year ending December 31, 2006. We have not yet quantified the effect of the future adoption of SFAS 123R on a going forward basis.

     In December 2004, the FASB SFAS No. 153, "Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29" ("SFAS 153"), which amends Accounting Principles Board Opinion No. 29, "Accounting for Nonmonetary Transactions" to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. We do not anticipate that the adoption of this statement will have a material effect on our financial position or results of operations.

     In November 2004, the EITF reached a consensus on EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments" ("EITF 03-1"). EITF 03-1 provides guidance on determining other-than-temporary impairments and its application to marketable equity and debt securities accounted for under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," as well as investments accounted for under the cost method of accounting. In September 2004, the FASB issued FASB Staff Position ("FSP") EITF Issue 03-1-1 which delayed the effective date for the measurement and recognition guidance contained in EITF 03-1 pending finalization of the draft FSP EITF Issue 03-1-a, "Implementation Guidance for the Application of Paragraph 16 of EITF 03-1." The disclosure requirements of EITF 03-1 remain in effect. The adoption of the recognition and measurement provisions of EITF 03-1 when finalized are not expected to have a material impact on the Company's results of operations, financial position or cash flows.

     In October 2004, the FASB issued EITF 04-10, "Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds." The consensus addresses the issue of how an enterprise should evaluate the aggregation criteria in paragraph 17 of SFAS 131, "Disclosures about Segments of an Enterprise and Related information," when determining whether operating segments that do not meet the quantitative thresholds may be aggregated. The effective date of this issue has been delayed and is anticipated to occur in 2005 to coincide with the final issuance of the FSP (FASB Staff Position), which will provide guidance in determining whether two or more operating segments have similar economic characteristics. However, earlier adoption is permitted. The application of this guidance is not expected to have a material effect on our financial position or results of operations.

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

     8.1          ____  List of the Company's subsidiaries (1)

     31.1         ____  Rule 13a-14(a)/15d-14(a)  Certification of the Company's
                        Chief Executive Officer.

     31.2         ____  Rule 13a-14(a)/15d-14(a)  Certification of the Company's
                        Chief Financial Officer.

     32.1         ____  Certification  of the Company's Chief Executive  Officer
                        pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

     32.2         ____  Certification  of the Company's Chief Financial  Officer
                        pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

                                          Aktieselskabet Dampskibsselskabet Torm


                                          By: /s/ Klaus Kjaerulff
                                              ----------------------------------
                                              Name:  Klaus Kjaerulff
                                              Title: Chief Executive Officer
Date: June 15, 2005

23116.0001 #578380v2