Form 20-F
period 2005-12-31
AS STEAMSHIP CO TORM
filed 2006-06-14
CIK 1168351

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

     For the fiscal year ended December 31, 2005

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from _________________ to _________________

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     Date of event requiring this shell company report _________________

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

Indicate by check mark if the registrant is well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                                Yes [X]                 No [_]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                                Yes [_]                 No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                Yes [X]                 No [_]

Indicate by check mark whether the registrant is a large accelerated filer, and accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

   Large accelerated filer [X]  Accelerated filer [_]  Non-accelerated filer [_]

Indicate by check mark which financial statement item the registrant has elected to follow.

                                [X]  Item 17            [_]  Item 18


If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                                Yes [_]                 No [X]

               (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY
                    PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                                Yes [_]                 No [_]

The Company "Aktieselskabet Dampskibsselskabet Torm" is referred to as "TORM" in this Annual Report.

                                TABLE OF CONTENTS

                                                                          Page
                                                                          ----

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT
           AND ADVISERS                                                   1

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE                        1

ITEM 3.    KEY INFORMATION                                                1

ITEM 4.    INFORMATION ON THE COMPANY                                     16

ITEM 4A.   UNRESOLVED STAFF COMMENTS                                      40

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS                   40

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                     64

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY
           TRANSACTIONS. 69

ITEM 8.    FINANCIAL INFORMATION.                                         70

ITEM 9.    THE OFFER AND LISTING.                                         70

ITEM 10.   ADDITIONAL INFORMATION                                         72

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES
           ABOUT MARKET RISK                                              86

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN
           EQUITY SECURITIES                                              89

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES                89

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF
           SECURITY HOLDERS AND USE OF PROCEEDS.                          89

ITEM 15.   CONTROLS AND PROCEDURES                                        89

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT                               90

ITEM 16B.  CODE OF ETHICS                                                 90

ITEM 16C.  PRINCIPAL ACCOUNTING FEES AND SERVICES                         90

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR
           AUDIT COMMITTEES                                               91

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER
           AND AFFILIATED PURCHASES                                       91

ITEM 17.   FINANCIAL STATEMENTS                                           92

ITEM 18.   FINANCIAL STATEMENTS                                           92

ITEM 19.   EXHIBITS                                                       93

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

          TORM desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words "anticipate," "believe," "expect," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," and similar expressions identify forward-looking statements.

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

          In addition to these assumptions and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the shipping market, including the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in regulatory requirements affecting vessel operating including requirements for double hull tankers, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, changes in the price of our capital investments, such as the NORDEN shares, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by us with the Securities and Exchange Commission, or the SEC.

ITEM 1.

                                     PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

          Not Applicable.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

          Not Applicable.

ITEM 3.   KEY INFORMATION

     Please note: Throughout this report, the "Company," "we," "us" and "our" all refer to TORM and its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Unless otherwise indicated, all references to "dollars," "USD" and "$" in this report are to, and amounts are presented in, U.S. dollars.

A.   Selected Financial Data

     The following table sets forth our selected consolidated financial data for each of the periods indicated. The selected consolidated financial data should be read in conjunction with "Operating and Financial Review and Prospects" and the consolidated financial statements and notes thereto, all included elsewhere within this document.

     Effective January 1, 2005, we adopted International Financial Reporting Standards or IFRS and changed our reporting currency from DKK to USD. We had previously presented our financial statements under Danish GAAP. In accordance with the Securities and Exchange Commission, or the SEC, reporting requirements for first-time application of IFRS, in this report we present the comparative financial information under IFRS only for the fiscal year ended December 31, 2004. IFRS differs in certain respects from United States generally accepted accounting principles, or U.S. GAAP. The differences between IFRS and U.S. GAAP as applicable to the historical financial statements are summarized in Note 23 to the consolidated financial statements included herein.

     The selected consolidated financial data under U.S. GAAP includes the Liner activities, which were sold to A.P. M0ller-Maersk A/S on September 16, 2002. The results of the operations attributable to the Liner activities, which represent a discontinued operation, are presented in two separate lines in the income statement after net income from continuing operations. The impact of the sale of the Liner activities is included herein.


                                                               For the year ended December 31

                                               2001           2002        2003              2004           2005
                                               ----           ----        ----              ----           ----
                                                (1)            (1)         (1)          (1)
                                                         (in thousands of USD except for per share information)
IFRS financial data


Statement of Operations Data:
Net revenue                                                                               433,320         586,975
Port expenses, bunkers and commissions                                                    (83,769)       (123,138)
                                                                                          --------       ---------
Time charter equivalent earnings                                                          349,551         463,837
Charter hire                                                                              (59,592)        (82,139)
Operating expenses                                                                        (49,791)        (66,744)
Gross profit (Net earnings from shipping                                                  240,168         314,954
activities)
Profit from sale of vessels                                                                     0          54,731
Administrative expenses                                                                   (38,637)        (31,176)
Other operating income                                                                     13,139          12,570
Depreciation and impairment losses                                                        (35,181)        (47,894)
                                                                                          --------        --------
Operating profit                                                                          179,489         303,185
Financial items                                                                            25,839          (3,818)
                                                                                           ------          -------
Profit before tax                                                                         205,328         299,367
Tax expenses                                                                              (18,715)             (4)
                                                                                          --------        --------
Net profit for the year                                                                   186,613         299,363

Balance sheet data (as of end of period):
Total assets (4)                                                                        1,239,562       1,810,138
Non-current liabilities                                                                   406,545         783,648
Shareholders' equity/net assets                                                           715,407         904,651
Common shares                                                                              61,098          61,098
No. of shares outstanding (3) (5)                                                      36,400,000      36,400,000

Other financial data (3)
Dividends declared per share DKK                                                             15.0            23.0
Dividends declared per share USD (6)                                                          2.7             3.6
Earnings per share - basic                                                                    5.4             8.6
Earnings per share - diluted                                                                  5.3             8.6


                                                                              For the year ended December 31

                                                         2001               2002            2003             2004            2005
                                                         ----               ----            ----             ----            ----
                                                          (1)               (1)             (1)              (1)
                                                                        (in thousands of USD except for per share information)
U.S. GAAP financial data (7)
Profit from continuing operations before income           62,248           6,417         51,365           205,337         283,441
taxes and discontinued operations
Tax benefit (expense) on profit                          (19,302)         (4,420)         1,725           (17,683)          4,289
                                                         --------         -------         -----           --------          -----
Profit from continuing operations                         42,946           1,997         53,090           187,654         287,730
Profit from discontinued operations (8)                    2,092           8,849              0                 0               0
                                                           -----           -----              -                 -               -

Net profit before change in accounting                    45,038          10,846         53,090           187,654         287,730
principles (2)
Cumulative effect of change in accounting                                                                                   8,707
principles as at January 1, 2005 (2)
Net profit after change in accounting                                                                                     296,437
principles (2)
Earnings per share - basic:
Profit from continuing operations (3)                        1.2             0.1            1.5               5.4             8.3
Profit from discontinuing operations (3)                     0.1             0.2            0.0               0.0             0.0
Net profit before change in accounting                       1.3             0.3            1.5               5.4             8.3
principles (2)(3)
Cumulative effect of change in accounting                                                                                     0.2
principles as at January 1, 2005 (2)(3)
Net profit after change in accounting                                                                                         8.5
principles (2)(3)
Earnings per share - diluted:
Profit from continued operations (3)                         1.2             0.1            1.5               5.4           8.3
Profit from discontinued operations (3)                      0.1             0.2            0.0               0.0           0.0
Net profit before change in accounting                       1.3             0.3            1.5               5.4           8.3
principles (2) (3)
Cumulative effect of change in accounting                                                                                     0.2
principles as at January 1, 2005 (2)(3)
Net profit after change in accounting                                                                                         8.5
principles (2)(3)
Total assets (4)                                         483,725         562,756        816,646         1,236,317       1,809,639
Non-current liabilities (including capital               180,717         245,046        285,468           406,373         778,786
lease obligations)
Shareholders' equity                                     160,738         168,927        339,738           705,323         891,642
No. of shares outstanding (3)(5)                      36,400,000      36,400,000     36,400,000        36,400,000      36,400,000


1. Effective January 1, 2005, we have changed the accounting policies used in preparing our financial statements from Danish GAAP to IFRS and changed our reporting currency from DKK to USD. In accordance with the SEC reporting requirements for first-time application of IFRS, we present the comparative financial information only for the fiscal year ended December 31, 2004. Comparative financial information prepared in accordance with IFRS data is not provided for the years ended December 31, 2001 and 2003.

2. We changed our method of accounting for vessel drydocking costs under U.S. GAAP as of January 1, 2005. Please refer to Note 23 in our consolidated financial statements included herein and the table presented in footnote 9 below for further information.

3. We increased the share capital in May 2004 from nominal DKK 182.0 million (USD 30.5 million) to nominal DKK 364.0 million (USD 61.1 million) through the issue of 18.2 million bonus shares of DKK 10 (USD 1.7) each. The bonus shares were allotted to our existing shareholders at the ratio of 1:1. The comparative figures are restated to reflect the issue of bonus shares.

4. Total assets for each period includes bonds that serve as collateral for certain of our borrowings. This amount was USD 0 million as of December 31, 2005, USD 10 million as of December 31, 2004 for both IFRS and U.S. GAAP, and USD 9 million as of December 31, 2003, USD 26 million as of December 31, 2002 and USD 22 million as of December 31, 2001 for U.S. GAAP.

5. Shares outstanding as of December 31, 2005 includes 1,558,472 shares that we purchased and hold as own shares, reflected in shareholders' equity. As of December 31, 2004 we held 1,566,612 own shares, as of December 31, 2003 and December 31, 2002 we held 1,762,736 own shares, and as of December 31, 2001 we held 1,742,936 own shares.

6. Dividends are converted to U.S. dollars based on the historical exchange rate for the year in question.

7. As a consequence of the change in reporting currency from DKK to USD effective as of January 1, 2005, comparative U.S. GAAP financial data for 2001 to 2003 is translated from DKK into USD for income related data using the average USD/DKK exchange rate for period and for balance sheet related data using the USD/DKK exchange rate at the end of such period.

8. Profit from discontinued operations for 2002 includes the gain of USD 7.6 million on disposal of the Company's Liner activities.

9. The table below presents U.S. GAAP net income adjusted for the proforma effect of the change in method of accounting for dry dock costs from the accrual method to the deferral method as if the adopted method of accounting had been applied during all periods affected.

     Proforma                                        2001              2002             2003             2004
                                                    -----             -----            -----           ------
                                                        (in millions of USD, except for per share data)
           Net income as reported                  45,038            10,846           53,090          187,654
           Effect of accounting change                911             1,942               46            1,089
                                                   ------            ------           ------          -------
           Net income                              45,949            12,788           53,136          188,743
                                                   ======            ======           ======          =======
     Per share (basic)
           As reported                                1.3               0.3              1.5              5.4
           Effect of accounting change                0.0               0.1              0.0              0.0
                                                   ------            ------           ------          -------
           Proforma profit                            1.3               0.4              1.5              5.4
                                                   ======            ======           ======          =======
     Per share (diluted)
           As reported                                1.3               0.3              1.5              5.4
           Effect of accounting change                0.0               0.1              0.0              0.0
                                                   ------            ------           ------          -------
           Proforma profit                            1.3               0.4              1.5              5.4
                                                   ======            ======           ======          =======

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

                                        DKK per U.S. dollar
                                        -------------------

                               High       Low      Average (1)    Period End
                              ------     ------    ----------     ----------
Year ended December 31,
2001                          8.8900     7.8260       8.3710        8.3529

2002                          8.6470     7.0850       7.8862        7.0850
2003                          7.1684     5.9150       6.5774        5.9150
2004                          6.3115     5.4596       5.9891        5.4940
2005                          6.3891     5.5161       5.9953        6.2985

------------
(1): The average of the exchange rates on the last business day of each month during the relevant period.


                                           DKK per U.S. dollar
                             ---------------------- --- ---------------------
                                     High                       Low
                             ----------------------     ---------------------
Month ended
November 30, 2005                   6.3891                     6.1857
December 31, 2005                   6.3698                     6.1874
January 31, 2006                    6.2284                     6.0714
February 28, 2006                   6.2888                     6.1677
March 31, 2006                      6.2748                     6.1174
April 30, 2006                      6.1710                     5.9076

On April 28, 2006, the exchange rate between the Danish Kroner and the U.S. dollar was 5.9076.

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

INDUSTRY SPECIFIC RISK FACTORS

     The product tanker and dry bulk carrier sectors are cyclical and volatile, and this may lead to reductions and volatility in our charter rates when we re-charter our vessels, vessel values and results of operations

     The dry bulk carrier and product tanker sectors are cyclical with attendant volatility in charter hire rates and industry profitability. The degree of charter hire rate volatility among different types of dry bulk carriers and product tankers has varied widely. The charter rates for dry bulk carriers and especially for product tankers remain near historically high levels. If we enter into a charter when charter hire rates are low, our revenues and earnings will be adversely affected. In addition, a decline in charter hire rates likely will cause the value of our vessels to decline. We cannot assure you that we will be able to successfully charter our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably, meet our obligations or to pay dividends to our shareholders. The factors affecting the supply and demand for dry bulk carriers and product tankers are outside of our control and are unpredictable. The nature, timing, direction and degree of changes in industry conditions are also unpredictable.

     Factors that influence demand for seaborne transportation of cargo include:

     o demand for and production of dry bulk products, crude oil and refined petroleum products;

     o    the distance cargo is to be moved by sea;

     o    changes in oil production and refining capacity;

     o    global and regional economic and political conditions;

     o    environmental and other regulatory developments; and

     o changes in seaborne and other transportation patterns, including changes in the distances over which cargo is transported due to geographic changes in where commodities are produced, oil is refined and cargoes are used.

     The factors that influence the supply of vessel capacity include:

     o    the number of newbuilding deliveries;

     o    the scrapping rate of older vessels;

     o    vessel casualties;

     o    price of steel;

     o    number of vessels that are out of service;

     o changes in environmental and other regulations that may limit the useful life of vessels; and

     o    port or canal congestion.

     We anticipate that the future demand for our vessels will be dependent upon continued economic growth in the world's economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the world's dry bulk carrier and product tanker fleets and the sources and supply of cargo to be transported by sea. If the global vessel capacity increases in the shipping sectors in which we operate, but the demand for vessel capacity in these sectors does not increase or increases at a slower rate, the charter rates paid for our vessels could materially decline. Adverse economic, political, social or other developments could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends.

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

     o    prevailing level of charter rates; and

     o    technological advances.

     If we sell any of our tankers or dry bulk carriers at a time when vessel prices have fallen and before an impairment adjustment is made to our financial statements, the sale may be at less than the vessel's carrying amount on our financial statements, with the result that we shall incur a loss and a reduction in earnings.

     Our operating results from our fleet are subject to seasonal fluctuations, which may adversely affect our operating results

     Our fleet consists of dry bulk carriers and product tankers. We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The dry bulk sector is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. As a result, we expect our revenues to be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, we expect our revenues to be stronger in fiscal quarters ended December 31 and March 31. The tanker sector is typically stronger in the fall and winter months in anticipation of increased consumption of oil and petroleum products in the northern hemisphere during the winter months. As a result, our revenues from our tankers may be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, revenues may be stronger in fiscal quarters ended December 31 and March 31. This seasonality could materially affect our operating results and cash available for dividends in the future.

     World events could adversely affect our results of operations and financial condition

     Terrorist attacks such as the attacks on the United States on September 11, 2001, the bombings in Spain on March 11, 2004 and in London on July 7, 2005 and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continue to cause uncertainty in the world financial markets and may affect our business, operating results and financial condition. The continuing conflict in Iraq may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain any additional financing or, if we are able to obtain additional financing, to do so on terms favorable to us. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Any of these occurrences could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends.

     If we violate environmental laws or regulations, the resulting liability may significantly and adversely affect our earnings and financial condition

     Our operations are subject to extensive regulation designed to promote tanker safety, prevent cargo and bunker spills and generally protect the environment. Local, national and foreign laws, as well as international treaties and conventions, can subject us to material liabilities in the event that our vessels release oil and oil products or other hazardous substances. For example, the United States Oil Pollution Act of 1990, or OPA, provides that owners, operators and bareboat charterers are strictly liable for the discharge of oil in U.S. waters, including the 200 nautical mile zone off each coast of the U.S. OPA provides for unlimited liability in some circumstances, such as a vessel operator's gross negligence or willful misconduct or failure to report an incident or cooperate in oil removal activities. However, in other circumstances, OPA limits liability to the greater of USD 1,200 per gross ton or USD 10 million per vessel. Under a recently proposed legislation, OPA liability limits will be increased, when such legislation is enacted, to the greater of USD 1,900 per gross ton or USD 16.0 million per tanker. OPA also permits states to set their own penalty limits. Most U.S. states bordering navigable waterways impose unlimited liability for discharges of oil in their waters. The International Maritime Organization, or IMO, has adopted a similar liability scheme that may impose strict liability for oil spills, subject to limits that do not apply if the release is caused by the vessel owner's intentional or reckless conduct.

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

     Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business

     International shipping is subject to various security and customs inspections and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of contents of our vessels, delays in the loading, offloading or delivery and the levying of customs, duties, fines and other penalties against us.

     It  is  possible  that  changes  to  inspection   procedures  could  impose
additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo impractical. Any such changes or developments may have a material adverse effect on our business, financial condition, results of operations and our ability to pay dividends.

COMPANY SPECIFIC RISK FACTORS

     Servicing our debt limits funds available for other purposes and if we cannot service our debt, we may lose some or all of our vessels

     We must dedicate a large part of our cash flow to paying principal and interest on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes. Our debt level also makes us vulnerable to economic downturns and adverse developments in our business. If we expand our fleet, we will need to take on additional debt, which would increase our ratio of debt to equity. Our inability to service debt could also lead to acceleration of our debt and the foreclosure of all or a portion of our fleet.

     Certain of our loan agreements contain restrictive covenants, which may limit our liquidity and corporate activities and prevent proper service of debt, which could result in the loss of our vessels.

     Some loan agreements impose operating and financial restrictions upon us. These restrictions may limit our ability to:

     o    create liens on our assets;

     o    engage in mergers or acquisitions;

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

     In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of December 31, 2005, our fleet of owned vessels included two tankers and three bulk vessels more than 10 years of age. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine and hull technology. After vessels reach 15 years of age, the majority of charterers and oil companies may impose restrictions on vessels that make it more difficult to trade the vessels with optimal flexibility. In addition, these older vessels must meet certain hull thickness tests. Furthermore, cargo insurance rates increase for vessels over 15 years of age, making them less desirable to charterers. We, however, consider a useful lifetime of 25 years to be the best estimate of the economic lifetime of a vessel.

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

     Our operations expose us to global risks that may interfere with the operation of our vessels

     We are an international company and conduct our operations globally. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and West Africa. Terrorist attacks such as the attacks on the United States on September 11, 2001 and the United States' continuing response to these attacks, as well as the threat of future terrorist attacks, continues to cause uncertainty in the world commercial markets, including the energy markets. The recent conflict in Iraq may lead to additional acts of terrorism, armed conflict and civil disturbance around the world, which may contribute to further, instability, including in the oil markets. The likelihood of acts of terrorism in the Middle East region and Southeast Asia may increase as shown by the attempted attacks on the Basra Oil Terminal in April 2004 and the attacks on employees of Exxon in Yanbu, Saudi Arabia in early May 2004, and our vessels trading in those areas may face a higher risk of being attacked. Future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance.

     An economic slowdown in the Asia Pacific region could have a material adverse effect on our business, financial position and results of operations

     A significant number of the port calls made by our vessels involves, or will involve, the loading or discharging of raw materials in ports in the Asia Pacific region. As a result, a negative change in economic conditions in any Asia Pacific country, but particularly in China, may have an adverse effect on our business, financial position and results of operations, as well as our future prospects. In recent years, China has been one of the world's fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. We cannot assure you that such growth will be sustained or that the Chinese economy will not experience negative growth in the future. Moreover, any slowdown in the economies of the United States, the European Union or certain Asian countries may adversely effect economic growth in China and elsewhere. Our business, financial position, results of operations, ability to pay dividends as well as our future prospects, will likely be materially and adversely affected by an economic downturn in any of these countries.

     Because we generate nearly all of our revenues in U.S. dollars, but incur some of our expenses in Danish Kroner and other currencies, exchange rate fluctuations could hurt our results of operations

     In 2005, we generated nearly all of our revenues in U.S. dollars but incurred approximately 81% of our expenses in U.S dollars and 15% was incurred in Danish Kroner. A change in exchange rates could lead to fluctuations in our reported net income.

     Interest rate fluctuations may significantly affect our loan payments, which could adversely affect our financial condition

     As of December 31, 2005, all of our loans bore interest at floating rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders. As of December 31, 2005, we had entered into interest swap agreements expiring between 2006 and 2010 for approximately 61% of the then outstanding principal amounts of our loans that may mitigate some of our exposure to the risk of rising interest rates. However, increases in interest rates will increase our payments under loans not covered by caps of the interest rates of our loans and swap agreements and may negatively affect our earnings and cash flow.

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

ITEM 4. INFORMATION ON THE COMPANY

A.   History and Development of the Company

     We are Aktieselskabet Dampskibsselskabet Torm, or TORM, a Danish shipping company founded in 1889 under the Danish Companies Act that is engaged primarily in the ownership and operation of product tankers and bulk carriers. We have also provided liner and offshore marine service vessels, but ceased this service in September 2002 and December 2003, respectively. Our product tankers primarily carry refined products such as naphtha, gasoline, gas oil, jet fuel, and diesel oil. Our dry bulk vessels carry commodities such as coal, iron ore and grain. Our vessels trade worldwide. Our registered office and principal place of business is at Tuborg Havnevej 18, DK-2900 Hellerup, Denmark. Our telephone number is +45 39179200. All the financial information presented in Item 4 is in accordance with IFRS.

     We provide transportation services by utilizing a fleet of vessels that we own, charter in on short and long term time charters, or commercially manage as the manager of a pool or through contracts with third party owners. We charter in tankers and bulk vessels as are needed by the pools we manage.

     Our primary capital expenditures are in connection with the acquisitions of vessels. For the past several years, we have been acquiring new vessels and disposing of older vessels in our fleet to ensure compliance with the safety requirements of the International Maritime Organization, or the IMO. During the past three years, we have entered into contracts to purchase 33 additional vessels under construction, or newbuildings, and secondhand vessels, for a total cost of approximately USD 1.2 billion and have sold six vessels for aggregate proceeds of approximately USD 139.0 million. As of April 30, 2006, we have taken delivery of 20 vessels under this investment program and expect to take delivery of the remaining 13 vessels, between 2006 and 2009, representing a total investment of approximately USD 500.0 million.

B.   Business Overview

THE FLEET

     As of December 31, 2005, our fleet of owned vessels consisted of 27 product tankers and ten dry bulk carriers. The total tonnage of those vessels is approximately 2,186,829 dwt. In addition, we chartered six product tankers and seven drybulk carriers and commercially managed approximately 43 vessels for third party owners and charterers.

     For an overview of our fleet please refer to Item 4D and for details of our investment activities please refer to Item 5A.

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

Division                                       2004                   2005
--------                                       ----                   ----
Product Tankers                                 56%                    67%
Dry Bulk Vessels                                44%                    33%

     Please refer to Item 5A for a description of revenue and gross profit per division.

PRODUCT TANKER POOLING ARRANGEMENTS

     We employ all of our owned and chartered product tankers in three pooling arrangements, the LR2 Pool, the LR1 Pool and the MR Pool, along with vessels from several other shipping companies. The manager of each pool has the responsibility for the commercial management of the participating vessels, including the marketing, chartering, operation and bunker (fuel oil) purchase of the vessels. Each pool is administered by a pool board, which is comprised of representatives of each pool participant. The pool boards set the pools' policies and issue directives to the pool managers. The pool participants remain responsible for all other costs including the financing, insurance, manning and technical management of their vessels. The earnings of all of the vessels are aggregated and divided according to the relative performance capabilities of the vessel and the actual earning days each vessel is available. Please refer to
Note 2 to our consolidated financial statements contained herein for further details relating to the treatment of income from pools.

The LR2 Pool

     As of December 31, 2005, the LR2 Pool was comprised of 20 Aframax tankers that are all double-hull and mainly trade clean petroleum products. We formed LR2 Management A/S, a Danish corporation, to serve as the commercial manager of the LR2 Pool. During 2004, the role of commercial manager was transferred to a limited partnership: LR 2 Management K/S. LR2 Management A/S, which was renamed Long Range 2 A/S, is the general partner of the partnership. We own 50% of all issued and outstanding voting stock of Long Range 2 A/S and a 50% interest in LR 2 Management K/S. Maersk Tankers, one of the pool participants, also owns a 50% interest in both entities. The other participants in this pool are Primorsk Shipping Corporation, Reederei "Nord" Klaus E. Oldendorff Ltd. and Rederi AB Gotland. Three of our owned vessels and two of our chartered in vessels participated in this pool. In 2005, we have exercised options to purchase the two charted-in vessels which were delivered in January 2006 and added to the pool. We have also contracted to add our 7 newbuildings and another newbuilding in which we have a 50% interest to the pool between 2006 and 2009 when the vessels are delivered from the shipbuilding yard. The LR2 pool has also time chartered in one vessel, the charter of which is expected to end in January 2006. If a participant wants to sell one of its vessels in the pool, it must give notice to the pool board two months in advance of such sale, and six months notice is required for a participant to withdraw all of its vessels from the pool. No such notice has been given from any partner from January 1, 2005 to April 30, 2006.

The LR1 Pool

     As of December 31, 2005, the LR1 Pool consisted of 31 Panamax tankers, and we serve as the sole manager of the pool. The other participants in this pool are Difko, Marinvest Shipping AB, Waterfront Shipping AS, Mitsui OSK Lines Ltd., Reederei "Nord" Klaus E. Oldendorff Ltd., Great Basic Limited, Great Global
(Asia) Limited, Prime Marine Corporation Inc. and Rederiaktiebolaget Gotland. As of December 31, 2005, nine of our owned and chartered vessels participated in this pool, and we had contracted to add one newbuilding vessel and another newbuilding in which we have a 50% interest to the pool in 2006 and 2007 when the vessels are delivered from the shipbuilding yard. If a participant wants to sell one of its vessels or withdraw all of them from the pool, it must give three months advance notice to the pool board. No such notice has been given from any partner from January 1, 2005 to April 30, 2006.

The MR Pool

     The MR Pool is a pooling arrangement we have entered into with Prisco Singapore Pte Ltd. and Sanmar Shipping for the pooling of 23 Handymax product tankers as of December 31, 2005. We serve as the sole manager of the MR Pool. As of December 31, 2005, 17 of our vessels participated in this pool. If a participant wants to sell one of its vessels in the pool, it must give notice to the pool board three months in advance of such sale, and six months notice is required for a participant to withdraw all of its vessels from the pool. No such notice has been given from any partner from January 1, 2005 to April 30, 2006.

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

Handysize Pool

     We established a pool called the International Handybulk Carriers, or IHC Pool, on October 1, 2001, together with Pacific Basin Shipping Investments Limited and Wah Kwong Shipping Holdings Limited. The IHC Pool is comprised of approximately 50 vessels as at December 31, 2005. Pacific Basin serves as commercial manager for the pool. We have entered two of our owned vessels into the pool, TORM Arawa and TORM Pacific. In April 2006, we sold these two vessels for expected delivery in the second quarter of 2006and will no longer participate in the IHC Pool.

OUR INVESTMENT IN DAMPSKIBSSELSKABET NORDEN A/S ("NORDEN")

     In the summer of 2002, TORM acquired a share holding in NORDEN and subsequently launched a public offer on the Copenhagen Stock Exchange for the remainder of NORDEN's shares. After the offer, TORM owned 727,803 shares representing 33% - excluding NORDEN's own shares - acquired at a price of DKK 361 per share for a total investment of DKK 263 million. In 2005 we acquired a small portion of additional shares so that as of December 31, 2005, we were NORDEN's single largest shareholder with 34.8% of NORDEN's outstanding shares, excluding own shares.

     NORDEN, founded in 1871, is a Danish based shipping company listed on the Copenhagen Stock Exchange. NORDEN's focus is on tankers and bulk carriers. As of December 31, 2005, NORDEN operated approximately 124 vessels through a mix of owned and chartered tonnage.

     Despite the fact that the goal of acquiring NORDEN - to create one shipping company combining TORM's tanker activities with NORDEN's strength in bulk markets - was not realized in 2002, we nonetheless retained the shareholding in NORDEN. This was done not only with the aim of making a merger possible in the longer term, but also in view of the investment potential.

     In the autumn of 2004, two of NORDEN's shareholders decided to sell a total of 20% of the shares in NORDEN to Rasmussengruppen AS. At the same time Rasmussengruppen reached an agreement with A/S Motortramp, which owns 25.7% of the share capital, whereby the two parties have granted one another first refusal on each other's shares in NORDEN, and at the same time committed themselves not to sell their shares to a third party for a period of two years.

THE INDUSTRY - TANKERS

     The international product tanker industry provides seaborne transportation of refined petroleum products for the oil market. According to industry sources, tankers transported refined oil products corresponding to approximately 710 million tons annually in the fourth quarter of 2005 showing a 5.7% increase as compared to fourth quarter 2004. For 2005 as a whole, industry sources estimate that products trade increased by 5%. The two main types of operators that provide transportation services in the tanker market are:

     o    major oil companies; and

     o    independent ship owners.

     They provide transportation services for end users such as:

     o    oil companies;

     o    oil traders;

     o    petrochemical companies;

     o    government agencies; and

     o    power plants.

     According to industry sources, the world tanker fleet above 10,000 dwt consists of approximately 3,322 vessels totaling 328 million dwt or 6.8% higher as of January 1, 2006 as compared to the year before. Oil companies own, or control through long-term time charters, approximately one third of the current world tanker capacity. Independent ship owners own or control the other two thirds. Oil companies use their fleets not only to transport their own oil products, but also to compete with the independent ship owners to transport oil products for others.

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

     o    prevailing and expected future charter hire rates;

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

Supply of Dry Bulk Carriers

     The size of the world's dry bulk carrier fleet changes as a result of newbuildings and scrapping or loss of vessels. The general trend in the development of the bulk market has always been closely linked to the state of the world economy. The economic downturn in Asia in the late 1990's led to sharp falls in cargo volumes, and therefore rates, whereas the subsequent recovery has likewise acted to boost the sector with rates recovering to above those prevailing prior to the crisis. In 2003 and 2004 the dry bulk market reached historically high levels and the charter rates, although volatile, have remained relatively high compared to the previous years due, among other, to a strong demand from China for iron ore, coupled with a low level of newbuilding deliveries and a low global newbuilding order book in the bulk market. The level of expected newbuildings in the dry bulk sector in the forthcoming years remains at a relatively low level due to the preference by the major shipyards for building container and tanker vessels that in recent years have been more profitable to the shipyards.

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

     International Maritime Organization

     The International Maritime Organization, or IMO (the United Nations agency for maritime safety and the prevention of marine pollution by ships), has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments, or the "MARPOL Convention. The MARPOL Convention relates to environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. In March 1992, the IMO adopted regulations that set forth pollution prevention requirements applicable to tankers, which became effective in July 1993. These regulations, which have been adopted by over 150 nations, including many of the jurisdictions in which our tankers operate, provide for, among other things, phase-out of single hull tankers and more stringent inspection requirements; including, in part, that:

     o tankers between 25 and 30 years old must be of double hull construction or of a mid-deck design with double-sided construction, unless: (1) they have wing tanks or double-bottom spaces not used for the carriage of oil, which cover at least 30% of the length of the cargo tank section of the hull or bottom; or (2) they are capable of hydrostatically balanced loading (loading less cargo into a tanker so that in the event of a breach of the hull, water flows into the tanker, displacing oil upwards instead of into the sea);

     o tankers 30 years old or older must be of double hull construction or mid-deck design with double sided construction; and

     o    all tankers are subject to enhanced inspections.

     Also, under IMO regulations, a tanker must be of double hull construction or a mid-deck design with double-sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

     o is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

     o commences a major conversion or has its keel laid on or after January 6, 1994; or

     o completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

     In April 2001, the IMO accelerated its existing timetable for the phase-out of single hull oil tankers which became effective in September 2002. These regulations require the phase-out of most single hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether it has segregated ballast tanks. Under the regulations, the flag state administration may allow for some newer single hull ships registered in its country that conform to certain technical specifications to continue operating until the 25th anniversary of their delivery. Any port state, however, may deny entry of those single hull tankers that are allowed to operate until their 25th anniversary to ports or offshore terminals.

     However, as a result of the oil spill in November 2002 relating to the loss of the m.t. Prestige, which was owned by a company not affiliated with us, in December 2003, the Marine Environmental Protection Committee of the IMO, or MEPC, adopted an amendment to a MARPOL Convention, which became effective in April 2005. The amendment revised an existing regulation 13G accelerating the phase-out of single hull oil tankers and adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil. Under the revised regulation, single hull oil tankers must be phased out no later than April 5, 2005 or the anniversary of the date of delivery of the ship on the date or in the year specified in the following table:

Category of Oil Tankers                         Date or Year
-----------------------                         ------------

Category 1 oil tankers of 20,000 dwt and        April 5, 2005 for ships
above  carrying  crude  oil,  fuel  oil,        delivered on April 5, 1982 or
heavy diesel oil or  lubricating  oil as        earlier; or
cargo,  and  of  30,000  dwt  and  above        2005  for  ships delivered after
carrying other oils, which do not comply        April 5, 1982
with the requirements for protectively located segregated ballast tanks

Category  2 - oil  tankers of 20,000 dwt        April 5, 2005 for ships
and above  carrying crude oil, fuel oil,        delivered on April 5, 1977 or
heavy diesel oil or  lubricating  oil as        earlier
cargo,  and  of  30,000  dwt  and  above        2005 for ships delivered after
carrying  other  oils,  which do  comply        April 5, 1977 but before
with the protectively located segregated        January 1, 1978
ballast tank requirements                       2006 for ships delivered in 1978
                                                and 1979
and                                             2007 for ships delivered in
                                                1980 and 1981
Category  3 - oil  tankers  of 5,000 dwt        2008 for ships delivered in 1982
and  above  but less  than  the  tonnage        2009 for ships delivered in 1983
specified for Category 1 and 2 tankers.         2010 for ships delivered in 1984
                                                or later

     Under the revised regulations, the flag state administration may allow for some newer single hull oil tankers registered in its country that conform to certain technical specifications to continue operating until the earlier of the anniversary of the date of delivery of the vessel in 2015 or the 25th anniversary of their delivery. Any port state, however, may deny entry of those single hull oil tankers that are allowed to operate until the earlier of their anniversary date of delivery in 2015 or their 25th anniversary to ports or offshore terminals.

     The MEPC, in October 2004, adopted a unified interpretation to regulation 13G that clarified the date of deliver for tankers that have been converted. Under the interpretation, where an oil tanker has undergone a major conversion that has resulted in the replacement of the fore-body, including the entire cargo carrying section, the major conversion completion date of the oil tanker shall be deemed to be the date of delivery of the ship, provided that:

     o    the oil tanker conversion was completed before July 6, 1996;

     o the conversion included the replacement of the entire cargo section and fore-body and the tanker complies with all the relevant provisions of MARPOL Convention applicable at the date of completion of the major conversion; and

     o the original delivery date of the oil tanker will apply when considering the 15 years of age threshold relating to the first technical specifications survey to be completed in accordance with MARPOL Convention.

     In December 2003, the MEPC adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil, or HGO. The new regulation bans the carriage of HGO in single hull oil tankers of 5,000 dwt and above after April 5, 2005, and in single hull oil tankers of 600 dwt and above but less than 5,000 dwt, no later than the anniversary of their delivery in 2008.

     Under regulation 13H, HGO means any of the following:

     o    crude oils having a density at 15(0)C higher than 900 kg/m3;

     o fuel oils having either a density at 15(0)C higher than 900 kg/ m3 or a kinematic viscosity at 50(0)C higher than 180 mm2/s;

     o    bitumen, tar and their emulsions.

     Under the regulation 13H, the flag state administration may allow continued operation of oil tankers of 5,000 dwt and above, carrying crude oil with a density at 15(0)C higher than 900 kg/m3 but lower than 945 kg/m3, that conform to certain technical specifications and, in the opinion of the such administration, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship and provided that the continued operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery. The flag state administration may also allow continued operation of a single hull oil tanker of 600 dwt and above but less than 5,000 dwt, carrying HGO as cargo, if, in the opinion of the such administration, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, provided that the operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.

     The flag state administration may also exempt an oil tanker of 600 dwt and above carrying HGO as cargo if the ship is either engaged in voyages exclusively within an area under the its jurisdiction, or is engaged in voyages exclusively within an area under the jurisdiction of another party, provided the party within whose jurisdiction the ship will be operating agrees. The same applies to vessels operating as floating storage units of HGO.

     Any port state, however, can deny entry of single hull tankers carrying HGO which have been allowed to continue operation under the exemptions mentioned above, into the ports or offshore terminals under its jurisdiction, or deny ship-to-ship transfer of HGO in areas under its jurisdiction except when this is necessary for the purpose of securing the safety of a ship or saving life at sea.

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

     The operation of our vessels is also affected by the requirements set forth in the IMO's Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We are certified as an approved ship manager under the ISM Code.

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

     Many countries have ratified and currently follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, or the 1969 Convention. Under this convention, and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Under an amendment that became effective in November 2003 for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability is limited to approximately USD 6.5 million plus approximately USD 913 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to approximately USD 129.9 million. As the 1969 Convention calculates liability in terms of basket currencies, these figures are based on currency exchange rates on March 20, 2006. Under the 1969 Convention, the right to limit liability is forfeited where the spill is caused by the owner's actual fault; under the 1992 Protocol, a shipowner cannot limit liability where the spill is caused by the owner's intentional or reckless conduct. Vessels trading in jurisdictions that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the 1969 Convention has not been adopted, including the United States, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

     The United States Oil Pollution Act of 1990

     The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its two hundred nautical mile exclusive economic zone. Although OPA is primarily directed at oil tankers and product tankers, it applies to discharges by non-tanker ships, including dry bulk carriers, of fuel oil, or bunkers, used to power such vessels.

     Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers. OPA defines these other damages broadly to include:

     o    natural resources damages and the costs of assessment thereof;

     o    real and personal property damages;

     o    net loss of taxes, royalties, rents, fees and other lost revenues;

     o lost profits or impairment of earning capacity due to property or natural resources damage; and

     o    net cost of public services necessitated by a spill response,  such as
          protection  from  fire,   safety  or  health  hazards,   and  loss  of
          subsistence use of natural resources.

     Title VII of the Coast Guard and Maritime Transportation Act of 2004, or the CGMTA, recently amended OPA to require the owner or operator of any non-tank vessel of 400 gross tons or more, that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel on or before August 8, 2005. Previous law was limited to vessels that carry oil in bulk as cargo. The vessel response plans include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of ore from the vessel due to operational activities or casualties.

     OPA limits the liability of responsible parties to the greater of USD 600 per gross ton or USD 0.5 million per dry bulk carrier that is over 300 gross tons (subject to possible adjustment for inflation) and to the greater of USD 1,200 per gross ton or USD 10.0 million per tanker that is over 3,000 gross tons per discharge (subject to possible adjustment for inflation). Under a recently proposed legislation, OPA liability limits will be increased, when such legislation is enacted, to the greater of USD 950 per gross ton or USD 0.8 million per dry bulk carrier that is over 300 gross tons (subject to possible adjustment for inflation) and to the greater of USD 1,900 per gross ton or USD
16.0 million per tanker that is over 3,000 gross tons per discharge (subject to possible adjustment for inflation). These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. In addition, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of USD 300 per gross ton or USD
5.0 million for vessels not carrying hazardous substances as cargo or residue, unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our tankers call.

     OPA requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of USD 1,500 per gross ton for tankers, coupling the OPA limitation on liability of USD 1,200 per gross ton with the CERCLA liability limit of USD 300 per gross ton. We expect that if the recently proposed legislation increasing liability limitations is enacted, the U.S. Coast Guard will increase the amount of the financial responsibility accordingly. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker will be required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum liability under OPA and CERCLA. We have provided requisite guarantees and received certificates of financial responsibility from the U.S. Coast Guard for each of our vessels required to have one.

     We insure each of our vessels with pollution liability insurance in the maximum commercially available amount of USD 1.0 billion per vessel per incident. A catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business.

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

     Additional U.S. Environmental Requirements

     The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the U.S. Environmental Protection Agency, or EPA, to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas are equipped with vapor control systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor control systems that satisfy these requirements. Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, we believe, based on the regulations that have been proposed to date, that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required.

     The Clean Water Act, or the CWA, prohibits the discharge of oil or hazardous substances into navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages. State laws for the control of water pollution also provide varying civil, criminal and administrative penalties in the case of a discharge of petroleum or hazardous materials into state waters. The CWA complements the remedies available under the more recent OPA and CERCLA, discussed above. Under current regulations of the EPA, vessels are not required to obtain CWA permits for the discharge of ballast water in U.S. ports. However, as a result of a recent U.S. federal court decision, vessel owners and operators may be required to obtain CWA permits for the discharge of ballast water, or they will face penalties for failing to do so. Although the EPA is likely to appeal this decision, we do not know how this matter is likely to be resolved and we cannot assure you that any costs associated with compliance with the CWA's permitting requirements will not be material to our results of operations.

     The National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. NISA established a ballast water management program for ships entering U.S. waters. Under NISA, mid-ocean ballast water exchange is voluntary, except for ships heading to the Great Lakes, Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil. However, NISA's exporting and record-keeping requirements are mandatory for vessels bound for any port in the United States. Although ballast water exchange is the primary means of compliance with the act's guidelines, compliance can also be achieved through the retention of ballast water onboard the ship, or the use of environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. If the mid-ocean ballast exchange is made mandatory throughout the United States, or if water treatment requirements or options are instituted, the costs of compliance could increase for ocean carriers.

     Our operations occasionally generate and require the transportation, treatment and disposal of both hazardous and non-hazardous wastes that are subject to the requirements of the U.S. Resource Conservation and Recovery Act, or RCRA, or comparable state, local or foreign requirements. In addition, from time to time we arrange for the disposal of hazardous waste or hazardous substances at offsite disposal facilities. If such materials are improperly disposed of by third parties, we might still be liable for clean up costs under applicable laws.

     Several of our vessels currently carry cargoes to U.S. waters regularly and we believe that all of our vessels are suitable to meet OPA and other U.S. environmental requirements and that they would also qualify for trade if chartered to serve U.S. ports.

     European Union Tanker Restrictions

     In July 2003, in response to the m.t. Prestige oil spill in November 2002, the European Union adopted regulation that accelerates the IMO single hull tanker phase-out timetable. Under the regulation no oil tanker is allowed to operate under the flag of a EU member state, nor shall any oil tanker, irrespective of its flag, be allowed to enter into ports or offshore terminals under the jurisdiction of a EU member state after the anniversary of the date of delivery of the ship in the year specified in the following table, unless such tanker is a double hull oil tanker:

Category of Oil Tankers                         Date or Year
-----------------------                         ------------

Category 1 oil tankers of 20,000 dwt and        2003 for ships delivered in 1980
above  carrying  crude  oil,  fuel  oil,        or earlier
heavy diesel oil or  lubricating  oil as
cargo,  and  of  30,000  dwt  and  above        2004 for ships delivered in 1981
carrying other oils, which do not comply
with the  requirements  for protectively        2005 for ships delivered in 1982
located segregated ballast tanks                or later

Category  2 - oil  tankers of 20,000 dwt        2003 for ships delivered in
and above  carrying crude oil, fuel oil,        1975 or earlier
heavy diesel oil or  lubricating  oil as
cargo,  and  of  30,000  dwt  and  above        2004 for ships delivered in
carrying  other  oils,  which do  comply        1976
with the protectively located segregated
ballast tank requirements                       2005 for ships delivered in
                                                1977
and
                                                2006 for ships delivered in
Category  3 - oil  tankers  of 5,000 dwt        1978 and 1979
and  above  but less  than  the  tonnage
specified for Category 1 and 2 tankers.         2007 for ships delivered in
                                                1980 and 1981

                                                2008 for ships delivered in
                                                1982

                                                2009 for ships delivered in
                                                1983

                                                2010 for ships delivered in
                                                1984 or later

     Furthermore, under the regulation, all oil tankers of 5,000 dwt or less must comply with the double hull requirements no later than the anniversary date of delivery of the ship in the year 2008. The regulation, however, provides that oil tankers operated exclusively in ports and inland navigation may be exempted from the double hull requirement provided that they are duly certified under inland water legislation.

     The European Union, following the lead of certain European Union nations such as Italy and Spain, as of October 2003, has also banned all single hull tankers of 600 dwt and above carrying HGO, regardless of flag, from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single hull tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction.

     The European Union is also considering legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six-month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

VESSEL SECURITY REGULATIONS

     Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or ISPS Code. Among the various requirements are:

     o on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

     o    on-board installation of ship security alert systems;

     o    the development of vessel security plans; and

     o    compliance with flag state security certification requirements.

     The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures provided such vessels have on board a valid International Ship Security Certificate that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

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

RISK OF LOSS AND LIABILITY INSURANCE

General

     The operation of any cargo vessel includes risks such as mechanical failure, structural damage to the vessel, collision, personal injuries, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the U.S. market. We carry insurance against loss of hire, which protects against business interruption following a loss under our hull and machinery policy. This policy does not protect us from business interruptions caused by any other losses. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery Insurance

     We have obtained marine hull and machinery and war risk insurance, which include damage to a vessel's hull and machinery, collisions and the risk of actual or constructive total loss, for all of our vessels. The vessels are each covered up to at least fair market value. Under regular circumstances, salvage and towing expenses are covered in connection with casualties. We also arranged increased value and freight interests coverage for each vessel. Under this coverage, in the event of total loss or total constructive loss of a vessel, we will be able to recover for amounts not recoverable under the hull and machinery policy.

Protection and Indemnity Insurance

     Protection and Indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which cover our third party liabilities in connection with our shipping activities including other expenses and claims in connection with injury or death of crew, passengers and other third parties, loss or damage to cargo, damage to other third-party property, pollution arising from oil or other substances, wreck removal and related costs. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs." Subject to the "capping" discussed below, our coverage, except for pollution, is unlimited.

     Our current protection and indemnity insurance coverage for pollution is USD 1 billion per vessel per incident. The thirteen P&I Associations that comprise the International Group insure more than 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I Association has capped its exposure to this pooling agreement at USD 4.25 billion. As a member of two P&I Associations, which are members of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group.

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

C.   Organizational Structure

     The following table set forth our significant entities as of December 31, 2005.

Entity                                    Activities
------                                    ----------

A/S Dampskibsselskabet TORM               This is the parent company. The
                                          company owned 22 product tankers
                                          and four bulk carriers. This
                                          company employs most of the
                                          employees providing commercial and
                                          technical management for TORM
                                          vessels and pool vessels.


Torm Singapore (Pte) Ltd.                 100% owned subsidiary. The company
                                          owned five product tankers and six
                                          bulk carrier. The company also
                                          provides some commercial and
                                          technical management.

LR2 Management K/S                        50% owned limited partnership.
                                          Maersk Tankers owns the other 50%.
                                          The partnership acts as pool
                                          manager for The LR2 pool.

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

     During 2004, we restructured the activities of the Group with the primary aim of transferring ownership of vessels from single-vessel entities to A/S Dampskibsselskabet TORM and Torm Singapore (Pte) Ltd thereby reducing the number of significant entities.

D.   Property, Plant and Equipment

Real Property

     We do not own any real property other than three small residential properties. We lease office space in Copenhagen and Singapore on contracts expiring in 2014 and 2008, respectively, and we have leased eight apartments in Singapore on contracts expiring up until December 2007. Please refer to item 5F for further disclosures relating to our contractual obligations.

Fleet

     The following table lists our entire fleet of owned vessels as of December 31, 2005:

Product Tankers       Year Built     Dwt         Ownership           Flag (1)
---------------       ----------     ---         ---------           --------
TORM Ingeborg            2003        99,999      D/S TORM            NIS
TORM Valborg             2003        99,999      D/S TORM            NIS
TORM Helene              1997        99,999      D/S TORM            DIS
TORM Signe               2005        72,718      Torm Singapore      Singapore
TORM Sofia               2005        72,718      Torm Singapore      Singapore
TORM Estrid              2004        74,999      D/S TORM            DIS
TORM Ismini              2004        74,999      D/S TORM            DIS
TORM Emilie              2004        74,999      D/S TORM            NIS
TORM Sara                2003        72,718      Torm Singapore      Singapore
TORM Helvig              2005        44,990      D/S TORM            DIS
TORM Ragnhild            2005        44,990      D/S TORM            DIS
TORM Freya               2003        45,990      D/S TORM            DIS
TORM Thyra               2003        45,990      D/S TORM            DIS
TORM Camilla             2003        44,990      D/S TORM            DIS
TORM Carina              2003        44,990      D/S TORM            DIS
TORM Mary                2002        45,990      D/S TORM            DIS
TORM Vita                2002        45,940      D/S TORM            DIS
TORM Gertrud             2002        45,940      D/S TORM            DIS
TORM Gerd                2002        45,940      D/S TORM            DIS
TORM Caroline            2002        44,946      D/S TORM            DIS
TORM Cecilie             2001        44,946      D/S TORM            NIS
TORM Clara               2000        45,999      D/S TORM            DIS
TORM Agnete              1999        47,165      Torm Singapore      Singapore
TORM Gunhild             1999        44,999      D/S TORM            DIS
TORM Anne                1999        44,990      Torm Singapore      Singapore
TORM Gotland             1995        44,999      D/S TORM            DIS
TORM Alice               1995        44,999      D/S TORM            DIS

Bulk Carriers         Year Built     Dwt         Ownership           Flag
-------------         ----------     ---         ---------           ----
TORM Rotna               2001        75,971      Torm Singapore
TORM Tina                2001        75,966      Torm Singapore      Singapore
TORM Marta               1997        69,638      D/S TORM            NIS
TORM Baltic              1997        69,614      Torm Singapore      Singapore
TORM Marlene             1997        69,548      Torm Singapore      Singapore
TORM Tekla               1993        69,268      D/S TORM            DIS
TORM Herdis              1992        69,618      D/S TORM            NIS
TORM Marina              1990        69,637      D/S TORM            DIS
TORM Arawa(2)            1997        27,827      Torm Singapore      Singapore
TORM Pacific(2)          1997        27,802      Torm Singapore      Singapore

(1) DIS stands for the Danish International Shipping Registry and NIS stands for the Norwegian International Shipping Registry.

(2) TORM Arawa and TORM Pacific were sold in April 2006 and are expected to be delivered to the buyers by July 2006.

Other

     We have entered into various IT-related, office equipment and car rental contracts which typically expire after 0.5-2.5 years. We also have contractual obligations relating to vessels chartered in. Please refer to item 5F for further disclosures relating to our contractual obligations.

     Please refer to Item 5A for information relating to our contractual obligations and planned investments.

ITEM 4A. UNRESOLVED STAFF COMMENTS

     None

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2005 SUMMARY

     In 2005, we grew both in terms of higher net profit and in the size of our fleet. Growth in the number of owned vessels combined with high, though volatile, freight rates within both the tanker and dry bulk segments resulted in the net profit for 2005 of USD 299 million (as compared to USD 187 million in 2004), the highest in the Company's history. Earnings per share rose to USD 8.6 in 2005 from USD 5.4 in 2004. On April 19, 2006, at the annual general meeting, our shareholders approved a dividend payment of USD 3.6 (DKK 23) per share (as compared to USD 2.7 (DKK 15) per share in 2004) corresponding to a total dividend payment of USD 132 million.

     The expansion and renewal of our fleet continued during 2005. The total owned fleet increased by 25% from 29.5 vessels in 2004 to 37 vessels in 2005. The fleet owned by the Company has grown by 26% annually in the past five years and has, thereby, more than tripled in size since 2001. In addition, the Company has presently nine vessels chartered, which are to be redelivered after December 31, 2006. This development is set to continue through an ongoing investment program and through the chartering in of additional tonnage. As a result, the fleet, and thereby the number of earning days, is set to increase by 57%, representing a total of 26 additional vessels, by 2009 pursuant to agreements entered into on April 30, 2006.

     During 2005, the Company took delivery of four newbuildings: two LR1 and two MR product tankers. In line with the Company's strategy to grow our fleet, the Company purchased a further seven modern second-hand product tankers: two LR1 and five MR. The Company also sold 4.5 of the oldest product tankers in our fleet during 2005. Our product tanker fleet thereby totaled 27 vessels at the end of 2005. During 2005, we have exercised an option to purchase a dry bulk carrier, which brought the total of vessels in our dry bulk fleet to 10 at the end of the year. As of April 30, 2006, we expect to take delivery of 13 additional vessels, between 2006 and 2009, representing a USD 500 million investment out of a total investment program of USD 625 million.

TRENDS WITHIN THE PRODUCT TANKER AND BULK SEGMENTS

     Some of the current key trends affecting the two segments in which we operate are:

          1 Expansion of refining capacity away from the areas of consumption in the Western Hemisphere;

          2 Increase of importance of environmental regulations and the quality of service;

          3    Lower inventories; and

          4    Delivery of new vessels.

     Expansion of refining capacity away from the areas of consumption in the Western Hemisphere In recent years, there has been a clear trend of expansion of refining capacity away from the areas of consumption in the Western Hemisphere.

     According to PVM Oil Associates, from the present time through to 2012, additional refining capacity will primarily be built in OPEC countries, especially in Saudi Arabia. In addition, China and India are expected to increase capacity through to 2010. Refining capacity in Europe and the U.S. is expected to be increased slightly but insufficiently to meet the increasing demand. More stringent environmental and other restrictions on refineries limit the scope for additional refining capacity in Europe and the U.S. Considering the capacity constraints at refineries in oil consuming countries, increased demand will be satisfied through increased imports from more distant sources. This will result in longer transportation distances for petroleum products from the refineries in the Middle East and the Far East to the areas of consumption in Europe and the U.S. We expect this trend to positively affect the product tanker market.

     Environmental regulations and increase of importance of service quality The ongoing and ever increasing safety and environmental requirements have resulted in customers' demand for higher quality of service both ashore and at sea.

     The International Maritime Organization, or the IMO, the individual flag states as well as the classification societies have been issuing more stringent requirements and regulations governing ship design and the operation of vessels. The requirements represent a wide spectrum of rules from the construction of vessels and its equipment to the operation of the vessel as well as the qualifications for officers and ratings along with the Company's own standards of vessel operations. In addition, our customers have to an increasing extent begun to issue their own environmental and safety requirements. The effect is increased demand for higher quality of service and the establishment and documentation of standard routines and procedures.

     We expect that this trend will result in standardized procedures and operations and make it progressively difficult to identify differences in the way shipowners operate their tonnage. As such, quality of service will in the future become a key differentiator.

     We consider this to be a positive development which underpins the Company's strategy to aim for the highest quality in terms of education and training of our personnel, design and shipbuilding of our vessels thereby ensuring a very high level of service.

Lower inventories

     Inventories of clean petroleum products have been at very low levels since 2003. This has been the result of increased consumption combined with the rising price of crude oil resulting in a number of market participants not wishing to hold excessive inventories. The low inventories in turn result in erratic deliveries, occasionally forcing market participants to pay very high freight rates.

Delivery of new vessels

     Freight rates in both the product tanker and bulk segments are strongly influenced by the number of vessels available and, as a consequence, the delivery of new vessels into the market and the scrapping of older vessels.

Product tankers

     We expect that the delivery of newbuilding product tankers during the period form 2006 to 2009 will be at historically high levels. The existing global order book of product tankers due for delivery during that period represents approximately 40 to 45% of the existing world fleet of the three vessel sizes operated by TORM.

     In 2003, the EU and the IMO adopted new and revised rules requiring the phasing out of single-hulled tankers. The rules will result in the phase out of single-hulled tankers, which have not been built since the beginning of the 1990s, by 2010. We anticipate that up to 25% of the world product tanker fleet will be phased out or will operate in areas, where the EU and the IMO rules are not observed.

Dry bulk carriers

     According to Fearnleys, the net addition of Panamax bulk carriers to the existing fleet in 2006 will be approximately 5%. In the subsequent years, however, the order book is modest compared to the very strong dry bulk market experienced in recent years. Freight rates for the Panamax bulk carriers are affected not only by newbuilding deliveries in the Panamax fleet, but also by the addition to the fleet of Capesize vessels and Handymax vessels. According to Fearnleys, 19% of the total fleet of Capesize vessels is expected to be added by 2009 and 15% of the total fleet of Handymax vessels is expected to be added by 2008.

TORM 2006-2008 strategy - "GREATER EARNING POWER"

     In 2005, our Board of Directors approved a new three-year strategy plan termed "Greater Earning Power.", or the Strategy

     The Strategy plan focuses on the following areas:

     o    Ensuring high long-term return on equity and the shares.

     o Greater focus on the development of the Company's organizational structure and the employees' skills.

     o Use of the Company's market position to achieve better market intelligence and knowledge and thereby improve the basis on which decisions are made, the speed of such decisions and thereby reducing uncertainty.

     o Establish its own organization or work in cooperation with pool partners in the key geographical centers worldwide in order to further improve customer service.

     o Secure significant growth in both the product tanker and dry bulk segments.

     o The product tanker segment shall continue to be the most significant business area. Growth shall in general come from within the existing business.

     o Investments will primarily be made in the product tanker segment, whereas growth within the bulk segment shall principally be achieved through chartering in of vessels and/or the exercising of purchase options.

     o The allocation between owned and chartered-in vessels shall at the end of the 3-year period be approximately 70% owned and 30% chartered-in tonnage in order to increase the availability of capital and with the aim of increasing flexibility.

     The Strategy is an extension of the Company's strategy in recent years which has focused primarily on the product tankers and to a lesser degree on the dry bulk carriers. We have put more emphasis on establishing a global organization and developing our employees.

     We plan to significantly increase the number of earning days of our vessels, subject to maintaining profitability of our Company. Based on our newbuilding order book and ship commitments for time charters as of April 30, 2006, we expect to increase the number of earning days by 39% by year-end 2008 and by 57% by the end of 2009.

Tanker Division

     It is our long-term goal to be a significant consolidator of the product tanker market within the LR2, LR1 and MR business areas and to become the leading player in the product tanker market. We expect to achieve this goal through the Company's own growth and development and through growth within each pool that we operate. This strategy is expected to result in better earnings, improved vessel utilization, increased flexibility for our customers and leverage of our large-scale purchasing power.

     We anticipate to expand our product tanker fleet by continuing our newbuilding program, through the purchase of secondhand vessels or fleets or a merger with other companies which would be in the best interest of our shareholders and the Company's further development. Additionally, we expect to increase the number of long-term chartered product tankers, inclusive of purchase options.

Bulk Division

     The dry bulk market is highly fragmented. We do not expect this market to be consolidated during the three-year period during which the Strategy will be implemented.

     The Bulk Division is focused on the Panamax vessels. We currently have no newbuildings on order. We expect the growth to result principally form chartering in of vessels.

     Chartering in is, according to the Company's assessment, the most cost effective way in which to increase our market share. The Strategy for the Bulk Division is based on chartering in tonnage for longer periods combined with purchase options. Accordingly, it will continue to be the Company's policy to economically hedge a significant portion of this forward exposure and to guard against volatile trading conditions.

     We expect to incrementally increase our exposure to the dry bulk market by expanding in the Panamax business area only through timely acquisitions.

Financial strategy

     We believe that the Company has a very solid financial foundation, which ensures that there is capacity available for further timely expansion. This is the key to the Company's Strategy.

     In light of the currently very high freight levels and vessel prices combined with the Company's criteria for financial returns, we continue to be prudent and cautious in making investments. We retain a significant financial capacity to undertake timely investments.

A.   Operating Results

     The financial information included in the discussion below is derived from our consolidated financial statements. Effective January 1, 2005, we adopted International Financial Reporting Standards or IFRS and changed our reporting currency from DKK to USD. We had previously presented our financial statements under Danish GAAP. In accordance with the Securities and Exchange Commission, or the SEC, reporting requirements for first-time application of IFRS, in this report we present the comparative financial information under IFRS only for the fiscal year ended December 31, 2004. . Please refer to Note 1 to our consolidated financial statements for disclosures of the effects of the changes in accounting policies. IFRS differs in certain respects from United States generally accepted accounting principles, or U.S. GAAP. For a discussion of the primary differences between IFRS and U.S. GAAP and a reconciliation of profit and stockholders' equity to U.S. GAAP, please see Note 23 to our consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005
                              (in thousands of USD)

                                                           2004          2005
                                                           ----          ----

Net revenue                                              433,320      586,975
Port expenses, bunkers and commissions                   (83,769)    (123,138)
                                                        ---------    --------
Time Charter Equivalent Earnings                         349,551      463,837

Charter hire                                             (59,592)     (82,139)
Operating expenses                                       (49,791)     (66,744)
                                                        ----------   ---------
Gross profit (Net earnings from shipping activities)     240,168      314,954

Profit from sale of vessels                                    0       54,731
Administrative expenses                                  (38,637)     (31,176)
Other operating income                                    13,139       12,570
Depreciation and impairment losses                       (35,181)     (47,894)
                                                        ----------   ---------
Operating profit                                         179,489      303,185
Financial items                                           25,839       (3,818)
                                                        ----------   ---------
Profit before tax                                        205,328      299,367

Tax expenses                                             (18,715)          (4)
                                                        ----------   ---------
Net profit for the year                                  186,613      299,363


COMPARISON OF THE YEAR ENDED DECEMBER 31, 2005 AND THE YEAR ENDED DECEMBER 31, 2004

     Net profit for the year increased by 60% to USD 299 million in 2005 from USD 187 million in 2004 resulting in earnings per share of USD 8.6 in 2005 and USD 5.4 in 2004. The net profit for 2005, which includes a gain on sale of vessels of USD 55 million and dividend from Dampskibsselskabet Norden A/S of USD 12 million, is considerably higher than expected as reported at the beginning of the year.

     The considerably higher profit is primarily due to the net addition of 9.5 vessels to our fleet of owned and long-term chartered vessels. Freight rates in the tanker segment, which during part of 2005 were significantly higher than expected, further contributed to the reported profit.

     Our total assets increased by USD 570 million in 2005 to USD 1,810 million from USD 1,240 million in 2004. The increase resulted in an increase of USD 517 million in the carrying amount of our vessels and vessels under construction, mainly due to fleet expansion, a decrease in the carrying amount of marketable securities of USD 58 million and an increase in cash and cash equivalents of USD 91 million.

     The shareholders' equity increased by USD 190 million in 2005 to USD 905 million compared to USD 715 million in 2004. The solvency ratio, as defined in
Item 17, decreased by 8 percentage points to 50% in 2005 from 58% in 2004. The significant increase in shareholders' equity is mainly due to the profit in 2005 less dividend paid out and value adjustment of the Company's investment in Norden. Our total liabilities increased by USD 381 million to USD 905 million in 2005 as compared to USD 524 million in 2004 primarily due to increases in mortgage debt and bank loans used to finance a part of the expansion of the fleet.

Net earnings from shipping activities

     The table below presents net earnings from shipping activities on segment level for the years ended December 31, 2004 and 2005:

USD million
                                                                Not       Total                               Not         Total
                                            Tanker    Bulk    Allocated    2004       Tanker      Bulk      Allocated      2005
------------------------------------------------------------------------------------------------------------------------------------
Net revenue                                 255.7     177.5      0.1       433.3        419.3      167.6        0.0        586.9
Port expenses, bunkers and commissions      (68.8)    (15.0)     0.0       (83.8)      (111.4)     (11.7)       0.0       (123.1)
------------------------------------------------------------------------------------------------------------------------------------
Time charter equivalent earnings            186.9     162.5      0.1       349.5        307.9      155.9        0.0        463.8
Charter hire                                (13.5)    (46.1)     0.0       (59.6)       (44.3)     (37.9)       0.0        (82.2)
Operating expenses                          (39.5)    (11.6)     1.3       (49.8)       (51.4)     (15.3)       0.0        (66.7)
------------------------------------------------------------------------------------------------------------------------------------
Gross profit/(loss)
(Net earnings from shipping activities)     133.9     104.8      1.4       240.1        212.2      102.7        0.0        314.9
------------------------------------------------------------------------------------------------------------------------------------

     Our total net revenue in 2005 was USD 587 million as compared to USD 433 million in the previous year. Our net revenue is derived from two segments: the Tanker Division and the Bulk Division. In the markets in which these divisions operate, the time charter equivalent (TCE) rates, defined as net revenue less voyage expenses divided by the number of available earning days (days available for service) is used to compare freight rates. Under time charter contracts the charterer pays for the voyage expenses, whereas the shipowner pays for the voyage expenses under voyage charter contracts. As a consequence, we base our economic decisions primarily upon the expected TCE rates rather than on expected net revenues. The analysis of revenue is therefore based on the development in time charter equivalent earnings. Our time charter equivalent earnings in 2005 were USD 464 million as compared to USD 350 million in 2004. The addition of tonnage, especially in the LR1 and MR tanker business areas, as well as higher rates in the tanker segment during part of the year were the primary reasons for the increase in the TCE.

Tanker Division

     Net revenues in the Tanker Division in 2005 increased by 64% to USD 419 million from USD 256 million in 2004, whereas the TCE earnings increased by USD 121 million, or 65%, to USD 308 million in 2005 from USD 187 million in the previous year.

     The market for the Company's product tankers reached a historical peak in 2005, characterized by high but volatile freight rates with strong earnings primarily during the first and fourth quarters. Because of an unusually high growth in oil consumption towards the end of 2004, the product tanker market had a strong beginning in 2005. During the second quarter of 2005, the product tanker market experienced a normal seasonal decrease. However, the ongoing growth in demand in the U.S. for the import of gasoline and other oil products, especially up to the summer holiday season, resulted in a steady product tanker market during mid-year.

     Hurricanes Katrina and Rita, which struck the southern U.S. during the third quarter of 2005, had a major and boosting effect on the product tanker market in 2005. 95% of the oil production in the Mexican Gulf was interrupted, and 20% of the local refining capacity was temporarily shut down. The refining capacity in the U.S. was restored to normal output levels during the fourth quarter 2005. Demand for transportation capacity increased further as a result of low inventory levels of refined products in the Western Hemisphere, resulting from high oil prices and limited refining capacity. We believe that these low inventories, combined with lack of refinery capacity often resulted in increased demand for product tankers.

     Charter rates were increased towards the end of 2005, reaching historically high levels despite a large number of product tanker newbuildings. According to Fearnleys, 17% of the total product tanker fleet entered the market in 2005 as compared 20% in 2004. Concurrently, according to the Energy Information Administration, oil demand grew by 1.5% in 2005 compared to 3.3% in 2004, and, according to Clarksons, on average freight rates during 2005 were 5.0% higher than in 2004.

     In 2005, we achieved freight rates in the LR2 business area that were on average 6% higher than in the previous year. This increased our earnings by USD 4 million. The number of available earning days increased by 165 days, or 9% resulting in an increase in earnings of USD 6 million.

     In the LR1 business area, we took delivery of four vessels and sold 2.5 vessels during 2005. Two of the sold vessels were leased back on five-year time charters. These transactions were the primary reason for the increase in the number of available earning days of 1,326 days in 2005 representing a 93% increase from the previous year and resulting in an increase in our earnings of USD 33 million. The 30% increase in average freight rates in 2005 resulted in a USD 21 million increase in our earnings.

     In the MR business area, the Company took delivery of seven vessels and sold two vessels during 2005. The addition of new tonnage was the main reason for the increase in the number of available earning days of 1,235 days, or 28%, which increased our earnings by USD 26 million. The average freight rates were 24% higher in 2005 than in the previous year, which affected earnings positively by USD 30 million.

     The table below shows the TCE earnings in the Tanker Division.

Earnings for the Tanker division
--------------------------------

USD million                                          MR        LR1        LR2      Unallocated        Total
-----------                                          --        ---        ---      -----------        -----

Time charter equivalent earnings 2004                93         35         60          (1)              187
Change in number of earning days                     26         33          6           -               65
Change in freight rates                              30         21          4           -               55
Other                                                 -          -          -           1                1
                                                    ---        ---        ---         ---              ---
Time charter equivalent earnings 2005               149         89         70           0              308


     The table below summarizes the earnings data per quarter for the Tanker Division.

Earnings data for the Tanker division

USD/Day                                      2004                    2005                                  2005        % Change
                                        Full year        Q1            Q2           Q3          Q4    Full year       2004-2005
---------------------------------------------------------------------------------------------------------------------------------
LR2/Aframax vessels

Available earning days for: *)
- Owned vessels                             1,098          270         271          274         276        1,091             (1%)
- Time chartered vessels                      726          180         171          274         274          899             24%
TCE per earning days **)                   33,116       35,715      30,281       28,185      45,917       35,253              6%
OPEX per earning days   ***)               (4,754)      (5,526)     (4,849)      (5,899)     (6,157)      (5,612)            18%
---------------------------------------------------------------------------------------------------------------------------------

LR1/Panamax vessels

Available earning days for: *)
- Owned vessels                             1,425          372         404          499         551        1,826             28%
- Time chartered vessels                        0          126         248          276         276          925             N/A
TCE per earning days **)                   24,912       32,704      26,906       26,509      41,726       32,300             30%
OPEX per earning days  ***)                (6,153)      (4,991)     (6,836)      (6,074)     (5,680)      (5,903)            (4%)
---------------------------------------------------------------------------------------------------------------------------------

Earnings data for the Tanker division

USD/Day                                      2004                     2005                                  2005        % Change
                                        Full year           Q1          Q2           Q3          Q4    Full year       2004-2005
----------------------------------------------------------------------------------------------------------------------------------
MR vessels
Available earning days for: *)
- Owned vessels                             4,346        1,125       1,270        1,547       1,638        5,581             28%
- Time chartered vessels                        0            0           0            0           0            0              0%
TCE per earning days **)                   21,381       27,465      26,079       23,499      29,373       26,613             24%
OPEX per earning days   ***)               (5,936)      (6,223)     (6,594)      (6,274)     (6,505)      (6,708)            13%
----------------------------------------------------------------------------------------------------------------------------------

*) Earning days are the total number of days in the period, where the vessels is ready and available to perform a voyage, i.e. is not in dry-dock etc.

**) TCE = Time Charter Equivalent Earnings = Gross freight income less bunker and port expenses.

***) OPEX = Operating expenses for our owned vessels.

Bulk Division

     In the Bulk Division net revenue decreased by 6% to USD 168 million in 2005 from USD 178 million in the previous year, whereas the time charter equivalent earnings decreased by USD 7 million or 4% to USD 156 million in 2005 as compared to USD 163 million in 2004.

     In 2005, freight rates prevailing in the dry bulk segment did were less than freight rates in 2004. The dry bulk market began the year strongly but has been extremely volatile throughout 2005.

     At the outset of 2005, a large part of the world bulk fleet was idle in ports, especially in Australia and China, awaiting loading or discharge due to lack of port capacity. This contributed to maintaining high rates in early 2005. From mid 2005, however, port congestion was reduced to more normal levels in most ports.

     A lower rate of growth in the import of coal and iron ore primarily by China during the third quarter of 2005, coupled with an increase in newbuilding deliveries and limited scrapping, resulted in a decrease in freight rates as the year progressed. Notwithstanding these trends, however, according to Clarkson, the charter rates ended the year considerably above the historical mean for the period 1990-2005 of 12,644 USD/day.

     Given the rise in freight levels in 2003 and 2004 to historically high, we elected to take advantage of these circumstances by chartering out a substantial part of the dry bulk fleet on longer term time charter, often for periods of about one year. These longer period charters have tended to reduce the risk inherent in a market of such volatility. We have continued to pursue this strategy successfully in 2005, and the Bulk Division's income has not been significantly affected by the market's volatility.

     Freight rates in the Panamax business area in 2005 were on average 9% higher than in 2004, increasing our earnings by USD 12 million. In this business area, one vessel, which had previously been chartered in, was added to our fleet of owned vessels during 2005. The decrease in the number of available earning days by 506 days from the previous year was due to the net redelivery of tonnage chartered in, and resulted in the decrease of USD 13 million in the TCE earnings in this business area.

     In the Handysize business area earnings decreased by USD 5 million as a consequence of a reduction in available earning days of 23% and a 5% decrease in the average freight rates.

     The table below shows the change in the TCE earnings in the Bulk Division.

Earnings for the Bulk division

USD million                                        Handysize       Panamax         Unallocated          Total
Time charter equivalent earnings 2004                 18               144              1               163
Change in number of earning days                      (4)              (13)             -               (17)
Change in freight rates                               (1)               12              -                11
Other                                                  -                 -             (1)               (1)
                                                      ---              ---             ---               ---
Time charter equivalent earnings 2005                 13               143              0               156

           The table below summarizes the earnings data per quarter for the Bulk Division.

Earnings data for the Bulk division
USD/Day                                              2004                     2005                              2005       % Change
                                                Full year         Q1          Q2          Q3         Q4    Full year      2004-2005
------------------------------------------------------------------------------------------------------------------------------------
Panamax vessels
Available earning days for: *)
- Owned vessels                                     1,853        559         685         736        719        2,698            46%
- Time chartered vessels                            3,776        765         518         504        637        2,425           (36%)
TCE per earning days **)                           25,534     30,641      30,962      27,523     22,585       27,897             9%
OPEX per earning days   ***)                       (5,022)    (4,794)     (4,607)     (4,294)    (5,017)      (4,676)           (7%)
------------------------------------------------------------------------------------------------------------------------------------

Handysize vessels
------------------------------------------------------------------------------------------------------------------------------------
Available earning days for: *)
- Owned vessels                                       732        169         176         184        184          712            (3%)
- Time chartered vessels                              324         30          30          31         13          104           (68%)
TCE per earning days **)                           16,829     18,952      17,645      14,514     13,067       16,011            (5%)
OPEX per earning days   ***)                       (3,173)    (2,916)     (3,908)     (3,690)    (5,049)      (3,919)           24%
------------------------------------------------------------------------------------------------------------------------------------

*) Earning days are the total number of days in the period, where the vessels is ready and available to perform a voyage, i.e. is not in dry-dock etc.

**) TCE = Time Charter Equivalent Earnings = Gross freight income less bunker and port expenses.

***) OPEX = Operating expenses for own vessels.


     The table below details the earning days of our Panamax vessels under time charter agreements and voyage charter agreements in 2004 and 2005.

                                               2004         2005    Change in %

Total earning days                             5,754       5,143       (10.6%)
     Days under time charter agreements        5,585       5,143        (7.9%)
     % of total days                              97.1%      100%
     Days under voyage charter agreements        169           0        (100%)
     % of total days                               2.9%        0%

     The number of earning days above is higher than the number of earning days according to the table labeled "Earnings data for the Bulk division" because the latter only includes owned vessels and vessels chartered in for periods equal to or longer than six months.

Operation of vessels

     Vessels chartered in on time charters do not give rise to operating expenses for TORM but only to charter hire payments. As compared to 2004, charter hire in the Tanker Division increased by USD 31 million to USD 44 million in 2005, whereas charter hire paid in the Bulk Division decreased by USD 8 million to USD 38 million. The increase in the Tanker Division was primarily caused by the sale and lease back on time charters of two vessels in the LR1 business area in the beginning of 2005.

     The operating expenses for the owned vessels increased by USD 17 million to USD 67 million in 2005. The most significant factor behind this development was the increase in the number of operating days by 1,987 days, or 21%, primarily due to the addition of owned vessels in the LR1, MR and Panamax business areas. The main reasons for the operating expenses not increasing proportionately to the increase in the number of operating days are one-time expenses relating to the preparation of two vessels for sale and a high number of dry-dockings during 2005 totaling 277 days in 2005 as compared to 30 days in 2004. Days in dry-dock are not included in the number of operating days, whereas the vessels incur operating expenses at similar levels as during operation. In addition, the operating expenses for some of the vessels added this year are higher than the average for the fleet as of the beginning of the year. The total fleet of owned vessels incurred 31 off-hire days in 2005 corresponding to three per thousand of the number of operating days compared to 15 off-hire days in 2004 corresponding to two per thousand of the number of operating days. The Company regards this as a very satisfactory level.

     Operating expenses are mainly incurred in USD and DKK. The average DKK/USD exchange rate in 2005 was more or less unchanged from 2004 and did not affect the development in operating expenses significantly.

Administrative expenses and other operating income

     Our total administrative expenses decreased from 2004 to 2005 by USD 8 million to USD 31 million mainly due to lower administrative costs relating to the share options plan, which was partially offset by increased salary expenses due to the addition of new staff and a general increase in salary levels.

     Administrative expenses are primarily incurred in DKK. The average DKK/USD exchange rate in 2005 was more or less unchanged from 2004 and did not affect the development in administrative expenses significantly.

     Other operating income primarily comprises income from chartering commissions received by TORM in connection with the management of the three tanker pools. Other operating income amounted to USD 13 million in 2005 as in 2004 despite an increase in commissions from the tanker pools, primarily due to one-time income of USD 2 million in 2004. These commissions are based on net revenues in the pools, and the change is a direct result of the change in freight rates and the number of vessels in the pools compared to the previous year.

Vessels and dry-docking

     The increase in tangible fixed assets of USD 479 million to USD 1,167 million in 2005 is mainly attributable to the change in vessels and capitalized dry-docking. The carrying value of vessels and capitalized dry-docking increased by USD 419 million to USD 1,066 million in 2005. The increase relating to vessels amounted to USD 414 million. The addition of new tonnage amounted to a total acquisition cost of USD 517 million resulting from two LR1 tanker newbuildings and two LR1 tankers built in 2003 and 2004, two MR tanker newbuildings and five MR tankers built in 2000 to 2003 as well as one Panamax bulk vessel built in 2001. Furthermore, in 2005, we have sold two MR tankers built in 1992 and 1994 and 2.5 LR1 tankers built in 1988 and 1990 at a total carrying amount of USD 63 million and depreciation on the vessels in our fleet amounted to USD 40 million. Prepayment on vessels under construction increased in 2005 by USD 60 million to USD 97 million due to additional costs relating to vessels under construction of USD 295 million less the above-mentioned newbuilding deliveries of USD 191 million and the transfer of a vessel under construction to non- current assets held for sale at a carrying amount of USD 44 million.

     Depreciation amounted to USD 48 million in 2005 as compared to USD 35 million in 2004, an increase of USD 13 million. The increase is due to the expansion of the fleet during 2005.

     As at December 31, 2005, our newbuilding program comprised of 12 tanker vessels to be delivered during 2006 to 2009, and the contractual liabilities under the program amounted to USD 540 million. In addition the Company called options in 2005 to acquire two LR2 tankers on time charter built in 1999 and 2000, which were delivered in January 2006. The contractual liability relating to these vessels amounted to USD 94 million as of December 31, 2005. In 2005, we also contracted to sell one of our LR1 vessels under construction subsequent to delivery in 2006 bringing the total net investment program to 13 vessels.

     The market value of the fleet and investment program (7.5 LR2 tanker newbuildings, 1.5 LR1 tanker newbuildings, two MR tanker newbuildings and two second-hand LR2 tankers) exceeded the carrying value of the fleet including newbuilding contracts by USD 768 million as of December 31, 2005. This valuation is based on the average of three internationally acknowledged shipbrokers' valuations.

Other investments (NORDEN)

     Other investments mainly comprise of our investment in approximately 33% of the shares of Norden with a carrying value of USD 352 million as of December 31, 2005 compared to USD 363 million as of December 31, 2004.

     TORM does not consider Norden as an associated company, as the Company does not have influence on decisions and is not represented on Norden's Board of directors. The investment in Norden is valued on the basis of the closing price on the Copenhagen Stock Exchange on December 31, 2005 of DKK 2,958.63 per share. The positive effect from the increase in the share price from DKK 2,725.52 as of December 31, 2004 was offset by the adverse effect of the change in the DKK/USD exchange rate of USD 49 million.

     We hold investments in other entities with an aggregate carrying amount of USD 9 million as of December 31, 2005, of which USD 2 million concerns unlisted entities, compared to USD 5 million as of December 31, 2004. The carrying amount of the unlisted shares constitutes the estimated fair value based on available information.

Financing

     Net financial items in 2005 were negative by USD 4 million as compared to a net income of USD 26 million in 2004. The most significant reason for the change is the lower dividend from Norden of USD 12 million in 2005 as compared to USD 34 million in 2004 and an increase in interest expenses of USD 10 million to USD 26 million in 2005 primarily due to the increase in net interest bearing debt, as defined in Item 17 below, of USD 360 million during the year to USD 632 million in 2005 from USD 272 million in 2004.

     The invested capital, as defined in Item 17, increased by USD 558 million to USD 1,176 million as of December 31, 2005 from USD 618 million in 2004. The increase can primarily be explained by the addition of tonnage and prepayments on newbuildings during 2005. Taking into account the development in net interest bearing debt during 2005, a significant part of the expansion of our Company is financed by cash flow from operations and from sale of vessels.

     Shareholders' equity increased by USD 190 million to USD 905 million in 2005. The considerable growth in shareholders' equity is mainly due to the net profit in 2005 of USD 299 million less USD 90 million dividends paid out during the year and value adjustment of the Company's investment in shares in other companies, including Norden, of USD 23 million.

     Please refer to Note 9 to our consolidated financial statements for a breakdown of financial items in the income statement and to Note 13 for an overview of mortgage debt and bank loans.

Tax

     The tax expense for 2005 comprises current tax for the year of USD 9 million, which is unchanged compared to the previous year, less a USD 9 million reduction of deferred tax as compared to an increase in deferred tax of USD 8 million in 2004. Net tax for 2005 was USD 0 million as compared to an expense of USD 19 million in 2004. Of the reduction in deferred tax in 2005, USD 4 million was a result of a change in the Danish corporation tax rate from 30% to 28%. The deferred tax liability as at December 31, 2005 of USD 55 million as compared to USD 73 million in the previous year was furthermore affected by a currency exchange gain of USD 10 million which is recognized in the income statement under financial items.

     All significant Danish entities in our group entered into the tonnage taxation scheme effective from 2001 and have filed tax returns for 2001 through 2004. The assessment of the tax returns by the tax authorities has not yet been completed, and the recognized current tax liabilities are therefore to a great extent based on Management's judgment regarding the outcome of the assessment. TORM paid USD 7 million in corporation tax on account in 2005 regarding these entities.

     Please refer to Item 10E and Notes 3 and 10 to our consolidated financial statements for further information.

B.   Liquidity and capital resources

     The payments of the Company's obligations under loan agreements, along with the payments of charter hire for chartered-in vessels, and all other commitments that TORM has entered into, are paid out of the cash generated by the Company. Total cash and cash equivalents amounted to USD 157 million at the end of 2005 as compared to USD 66 million at the beginning of the year, resulting in a net increase in cash and cash equivalents from cash flows of USD 91 million in 2005 as compared to a net increase of USD 38 million in 2004. The primary sources of cash flow were profits from operating activities, additional borrowing and proceeds from the sale of vessels. The cash flows were primarily used to finance the extensive expansion of the Company's fleet during the year.

     The Company's operations generated a historically high cash inflow of USD 261 million compared to an inflow of USD 228 million in 2004.

     During 2005, our cash flows were primarily used to finance our investing activities. The Company invested USD 636 million in tangible fixed assets during 2005, primarily comprising the expansion of our fleet, compared to USD 187 million in 2004. The total cash inflow from the sale of vessels was USD 178 million in 2005 including USD 47.5 million from the sale and leaseback of two vessels. The Company did not generate any cash flows from the sale of non-current assets in 2004.

     The total cash inflow from financing activities amounted to USD 303 million in 2005 compared to cash outflow of USD 3 million in 2004. Additional borrowing generated inflow of USD 645 million in 2005 which was used to finance the purchase of newbuildings along with the purchase of second-hand vessels. In 2005, repayment of mortgage debt and bank loans amounted to USD 252 million. Dividend payments to TORM shareholders, which in 2005 amounted to USD 90 million, also affected our cash flow from financing activities.

     The Company has significant cash requirements associated with long-term debt and time charters. The payment of debt and the Company's time charters are influenced by changes in interest rates. In order to manage interest rate risk, the Company strategically uses various financial instruments which work to swap the variable interest rate on a portion of the borrowings for fixed rate debt.

     In order to increase its financial flexibility, TORM entered into three revolving facilities with leading banks in 2005. The facilities have a total limit of USD 498 million, of which USD 256 million was drawn as of December 31, 2005, and are dedicated to financing the acquisition of new tonnage and used for the ongoing financing of some of our existing vessels. As of December 31, 2005, the Company had approximately USD 535 million of additional loans, bringing the total borrowings available under our credit agreements to USD 1,033 million, of which USD 242 million was unused, and bearing a weighted average interest rate of LIBOR + 0.73%.

     When acquiring vessels, TORM usually pays the first 20% to 30% of the contract price and the remaining 70% to 80% is financed by mortgage debt. However, due to the high inflow of cash in the past two to three years, TORM has in certain cases paid a greater portion of the contract price. For all 12 vessels in the newbuilding program, the Company has paid approximately 26% of the aggregate contract price. TORM has entered into an agreement to finance the remaining purchase price of five of the LR2 product tankers in the newbuilding program, expected to be delivered during the period from April 2006 to January 2008. The Company expects to enter into financing agreements for the payment of the remaining purchase price of the other seven vessels in time to meet all payment obligations. For all 12 vessels in the newbuilding program, the Company expects to pay USD 108 million, of which USD 20 million was paid in 2006. The total outstanding contractual commitments amount to USD 402 million.

     TORM  believes  that  based  on  available  cash and  planned  investments, projected operating cash flows and financing capacity, the Company has sufficient cash flow to meet the operating requirements, cash flow obligations and other strategic initiatives set by the Company's Board of Directors. TORM also believes that the current fleet structure, based on time charters and owned vessels, provides the Company with the flexibility to react to changes in market conditions and thus reducing the Company's exposure to negative market developments.

     For further disclosure and discussion of our contractual obligations please refer to Item 10C and Notes 13 and 17 to the consolidated financial statements.

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

EFFECTS OF INFLATION

     Inflation generally affects us by increasing the interest expense of floating rate indebtedness and by increasing the cost of labor, dry-docking costs and other operating expenses. We do not believe inflation has had or will have a material impact on our operations. Inflationary pressures on bunker costs are not expected to have a material effect on our future operations because freight rates for voyage charters are generally sensitive to the price of a ship's fuel. A sharp rise in bunker prices tends to have only a temporary negative effect on results since freights generally adjust after prices settle at a higher level.

C.   Research and development, patents and licenses, etc.

     Not applicable.

D.   Trend information.

EXPECTATIONS FOR 2006

     TORM's financial results primarily rely on developments in freight rate levels and available earning days within the product tanker and dry bulk segments. As of April 30, 2006, 26% of the remaining earning days in the Tanker Division have been economically hedged for 2006 through time charter agreements or other hedging instruments. Similarly, as of April 30, 2006, 66% of the Bulk Division's remaining earning days have been economically hedged for the rest of the year...

     The Company's forecast of profit before taxes for 2006 is in the range of USD 155 to USD 175 million. This range however is only a forecast and a number of unpredictable factors could significantly impact freight rates and earnings for both product tankers and bulk carriers. Furthermore, it is difficult to predict the timing of delivery of additional tonnage we not yet contracted for. For 2006, we estimate that the following factors will have the greatest influence on our earnings:

     o    Worldwide economic growth;

     o    Consumption of clean petroleum products, especially in the U.S.;

     o The level of China's import of commodities, especially iron ore, coal and grain;

     o    The addition of product tankers and bulk carriers; and

     o Other events such as strikes, political instability in the oil exporting countries, weather conditions, shut-down of refineries, etc. Tanker Division

     In 2006, the tanker market is expected to be positively affected by an accelerated increase in worldwide demand for oil. The market is expected to be negatively affected by a substantial number of newbuilding product tanker deliveries.

     In 2006, as in 2005, the global product tanker fleet is expected to be affected by a historically large newbuilding order book of ships due for delivery in 2006. According to Fearnleys, in 2006 the net increase in the fleet of the three vessel sizes operated by TORM is anticipated to be approximately 17%. The net growth is expected to be reduced in the succeeding years and then leveled, in light of an expected phase out of single-hull product tankers until 2010.

     Worldwide consumption of oil is expected to increase by 2% in 2006 according to the Energy Information Administration, or the EIA, with China and the U.S. being the largest consumers. The figure compares with an increase of 1.5% in 2005. The long distances involved in the transportation of clean petroleum products, attributable to the fact that additional refinery capacity is far away from the main consuming countries, will, when combined with growth in consumption, continue to positively affect the product tanker market.

     We expect that for our Tanker Division will experience lower rates in 2006 than it did in 2005. The decrease in freight rates will to some extent be offset by the increase in TORM's fleet, which will increase the number of earning days in 2006 by approximately 26% as compared to 2005. As of April 30, 2006, approximately 49% of TORM's available earning days in our product tanker segment for 2006 had been fixed at satisfactory rates.

Bulk Division

     The Bulk Division has for the past two years experienced very high, but also highly volatile freight rates. We expect that freight rates will continue to be volatile in 2006 and lower than in 2004 and 2005.

     The newbuilding order book for 2006, and deliveries of new vessels, is significant. Nevertheless, for years following 2006, the newbuilding order book is relatively modest despite historically high freight rates experienced in recent years.

     The demand, and thereby the freight rates, in the bulk market in 2006 will be driven to a great extent by the development in the world economy, especially in China. As a result of what TORM believes will be another period of great volatility, the Company has decided to economically hedge a considerable part of its exposure to the bulk market for 2006 in the same way as was done in 2005 by chartering out a number of vessels for periods of one to two years. As of April 30, 2006, TORM has economically hedged approximately 78% of the earning days for the Panamax vessels at an average rate of USD 18,690/day. The Company believes that this will serve as a good earnings base for the Bulk Division. The Company will continue to seek period coverage for the remainder of the unhedged earning days.

E.   Off-balance sheet arrangements.

     We do not have any off-balance sheet arrangements.

F.   Tabular disclosure of contractual obligations.

     We have various contractual obligations and commercial commitments to make future payments including debt agreements, lease obligations and purchase commitments. The following table summarizes our future obligations under these contracts due by period as of December 31, 2005 (in USD million):


USD million                               2006         2007        2008         2009         2010      Thereafter      Total
-----------                               ----         ----        ----         ----         ----      ----------      -----
Long-Term Debt (1)                        59.9         59.9         90.0         57.5         57.5         464.2         789.0
Interest payments fixed by interest
rate swaps(3)                             17.6         14.2          6.9          0.0          0.0           0.0          38.7
Estimated variable interest
payments (4)                              20.9         21.7         29.4         34.9         31.3          95.5         233.7
Chartered-in Vessels
(Operating leases)                        61.3         34.2         40.7         37.8         23.1          56.2         253.3
Newbuilding installments
(Purchase Obligations)(2)                225.3        146.7         95.5         28.0           --            --         495.5
Other operating leases                     2.2          2.2          1.9          1.7          1.8           5.8          15.6
                                         -----        -----        -----        -----        -----         -----       -------
               Total                     387.2        278.9        264.4        159.9        113.7         621.7       1,825.8
                                         =====        =====        =====        =====        =====         =====       =======

(1) Debt payments could be accelerated upon violation of debt covenants. We are in compliance at December 31, 2005 and we believe the likelihood of a debt covenant violation is remote.

(2) Debt financing will provide an estimated 70%-80% of the newbuilding installments.

(3) Actual fixed rates according to interest rate swaps are used for the covered interest payments. Please refer to Item 11 for further information.

(4) Variable interest payments are estimated based on a 6% floating interest rate, which was our estimate of 6 months LIBOR + a margin as of April 30, 2006.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

     The preparation of consolidated financial statements in conformity with IFRS and U.S. GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are affected by the way TORM applies its accounting policies. An accounting estimate is considered critical if: the estimate requires our management to make assumptions about matters that were highly uncertain at the time the estimate was made; different estimates reasonably could have been used; or the changes in the estimate that would have a material impact on the Group's financial condition or results of operations are reasonably likely to occur from period to period. Management believes that the accounting estimates employed are appropriate and resulting balances are reasonable. However, actual results could differ from the original estimates requiring adjustments to these balances in future periods.

     Management believes that the following are the significant accounting estimates and judgments used in the preparation of the consolidated financial statements and the reconciliation to U.S. GAAP.

Carrying amounts of vessels

     The Group evaluates the carrying amounts of the vessels to determine if events have occurred that would require a modification of their carrying amounts. The valuation of vessels is reviewed based on events and changes in circumstances that indicate whether the carrying amount of the assets might not be recovered. In assessing the recoverability of the vessels, the Group reviews certain indicators of potential impairment such as reported sale and purchase prices, market demand and general market conditions. Market valuations from leading, independent and internationally recognized shipbroking companies are obtained on a semi-annual basis as part of the review for potential impairment. Under U.S. GAAP, if an indication of impairment is identified, the undiscounted future cash flows are compared to the carrying amount of the assets. If the undiscounted future cash flows are less than the carrying amount, an impairment loss is recorded based on the difference between the fair value (generally based on discounted future cash flows) and the carrying amount of the vessels. If, under IFRS, an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the net selling price and the discounted future cash flows.

     The review for potential impairment indicators and projection of future undiscounted and discounted cash flows related to the vessels is complex and requires the Group to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile.

     The carrying amounts of our vessels may not represent their fair-market value at any point in time as market prices of second- hand vessels to a degree tend to fluctuate with changes in charter rates and the cost of newbuildings. However, if the estimated future cash flow or related assumptions in the future experience change, an impairment of vessels may be required.

     There were no impairments of vessels recorded in 2004 or 2005.

Tax

     All significant Danish entities within the Group entered the then newly enacted Danish tonnage taxation scheme which went into effect on January 1, 2001 and have filed tax returns for 2001 to 2004. The assessment of the tax returns by the tax authorities has not yet been completed. The tax regulations are highly complex, and while the Group aims to ensure that the estimates of tax assets and liabilities that it records are accurate, there may be instances which might require adjustments to be made to estimates previously recorded.

     The Group believes there is a material uncertainty as to the estimate of taxes payable as of December 31, 2005 due to the lack of precedents that interpreted the tonnage tax regulation. The estimate is based on scenario analyses and discussions with the tax authorities, tax advisors and industry organizations, and the uncertainty primarily relates to the division of the activities between income and expenses from shipping related activities, which are taxed under the tonnage tax scheme, and income and expenses from other activities, which are not taxed under the tonnage tax scheme.

     The Group believes that the tax returns filed for 2001 to 2004 will not trigger taxes payable in excess of the amount, which has been recognized as per December 31, 2005, because estimated taxable income to a large extent is offset by deductible losses from prior periods, and that the deferred tax liability recorded is adequate.

CHANGE IN ACCOUNTING POLICIES

     IFRS

     Adoption of International Financial Reporting Standards (IFRS)

     Effective January 1, 2005, TORM adopted the International Financial Reporting Standards, or IFRS, which existed as of December 31, 2005. The transition is accounted for in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards, and our transition date is January 1, 2004. The adoption of these standards and interpretations has resulted in changes to the Group's accounting policies in the following areas:

     a) Prior to the adoption of IFRS, unrealized gains or losses with respect to bonds and shares in other companies were recognized in the income statement, under financial items. Shares are regarded as financial assets available for sale. In accordance with IAS 39 "Financial Instruments: Recognition and Measurement" unrealized gains or losses with respect to shares are recognized directly in shareholders' equity and released to the income statement when the assets are derecognized. Bonds are classified as financial assets at fair value through profit or loss. Therefore, unrealized gains or losses with respect to bonds are still recognized in the income statement.

     b) Deferred tax assets and liabilities under the tonnage tax scheme were previously considered as contingent and were disclosed in the Notes. In accordance with IAS 12 "Income Taxes," the ongoing efforts of convergence with US GAAP and in order to align the accounting under IFRS with US GAAP, deferred tax assets and liabilities are recognized in the balance sheet and the change for the year is recognized in the income statement.

     c) TORM's share option scheme provides employees with the choice of a cash settlement or receipt of TORM shares. At the date the options are granted, the difference between the exercise price and the market price of the shares was previously recognized as a compensation expense under "administrative expenses" in the income statement. Receipts and payments relating to the exercise of the share options were recognized directly in shareholders' equity. In accordance with IFRS 2 "Share-based Payment" the scheme is treated as a cash-settled share-based payment transaction. A liability relating to share options not exercised is recognized in the balance sheet. The change in the liability for the period and the value of the share options exercised in the period are recognized in the income statement. The liability is measured using the Black-Scholes model. In the cash flow statement cash flows relating to the share option scheme are reclassified from financing activities to operating activities.

     d) The Group has chosen to apply the optional exemption in IFRS 1"First-time Adoption of International Financial Reporting Standards" relating to cumulative translation differences. As a consequence, cumulative translation differences are deemed to be zero at the date of transition to IFRS, and gain or loss on a subsequent disposal of an operation applying a functional currency different from USD will exclude translation differences that arose before the date of transition to IFRS.

     e) Non-current assets held for sale were previously included in the respective line in the balance sheet according to the type of asset. In accordance with IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations" non-current assets held for sale are presented in a separate line under current assets in the balance sheet and measured at the lower of carrying amount and fair value less costs to sell. Depreciation of an asset ceases when it is classified as held for sale.

     f) Highly liquid bonds were previously included in "Cash and cash equivalents" in the cash flow statement. In accordance with IAS 7 "Cash Flow Statements" an investment must be subject to an insignificant risk of changes in value to qualify as a cash equivalent. Consequently, bonds with a term to maturity exceeding 3 months are classified as investing activities.

     g) Forward contracts regarding bunker purchases were previously accounted for as cash flow hedges. The current practices do not fulfill the documentation requirements prescribed by IAS 39 "Financial Instruments: Recognition and Measurement". Consequently, value adjustments of forward contracts regarding bunker purchases are recognized in the income statement.

     The effects of the adoption of IFRS

     The adoption of IFRS has resulted in a reduction in the net profit for 2004 of USD 193.1 million to USD 186.6 million, a reduction in shareholders' equity as at January 1, 2004 of USD 65.7 million to USD 347.9 million and a reduction in shareholders' equity as at December 31, 2004, of USD 75.1 million to USD
715.4 million.

     Changes in accounting estimates and judgments

     The functional currency in the administrative entity is changed from DKK to USD as of January 1, 2005 in accordance with IAS 21 "The Effects of Changes in Foreign Exchange Rates." A significant part of the DKK assets have been divested during 2005 and the activities of the administrative entity have been further integrated with the operating entities.

     The reporting currency is changed from DKK to USD, which will provide a truer and fairer view of the financial results, financial performance and cash flows of the Group in accordance with IAS 1 "Presentation of Financial Statements" and IAS 21 "The Effects of Changes in Foreign Exchange Rates." The change in reporting currency is implemented retrospectively from January 1, 2004.

     U.S. GAAP

     As of January 1, 2005, TORM changed its method of accounting for vessel dry-docking costs under US GAAP from the accrual method to the deferral method. Under the accrual method, dry-docking costs had been accrued as a liability and an expense on an estimated basis in advance of the next scheduled dry-docking. Subsequent payments for dry-docking were charged against the accrued liability. Under the deferral method, costs incurred in replacing or renewing the separate assets that constitute the dry-docking costs are capitalized and depreciated on a straight-line basis over the estimated period until the next dry-docking. Dry-docking activities include, but are not limited to, inspection, service on turbocharger, replacement of shaft seals, service on boiler, replacement of hull anodes, applying of antifouling and hull paint, steel repairs and refurbishment and replacement of other parts of the vessel. This change was made to conform to prevailing shipping industry accounting practices and the Group's accounting under IFRS. On January 1, 2005, TORM recorded the effect of the change in accounting principles on periods prior to 2005 as a cumulative effect of accounting change of USD 8.7 million (net of income tax of USD 0.4 million (income)) or USD 0.3 per basic share. The effect of this change in accounting methods on the US GAAP shareholders' equity was an increase of USD 8.7 million.

ACCOUNTING PRINCIPLES NOT YET ADOPTED

     IFRS

     IFRS 7 "Financial Instruments: Disclosures" adds certain new disclosures about financial instruments to those currently required by IAS 32, replaces the disclosures now required by IAS 30 and compiles all of those financial instruments disclosures together in a new standard. The standard is effective for periods beginning on or after January 1, 2007.

     Amendment to IAS 1 "Presentation of Financial Statements". The amendment introduces disclosure requirements about the level of capital and how the capital is managed. The amendment is effective for periods beginning on or after January 1, 2007.

     TORM expects to implement these new disclosure requirements with effect from the financial year 2006.

     U.S. GAAP

     On December 16, 2004, the FASB issued Statement of Financial Accounting Standards, or SFAS, No. 123 (revised 2004) "Share-based Payment", which is a revision of SFAS 123, "Accounting for Stock-Based Compensation". SFAS 123R supersedes APB opinion No. 25, "Accounting for Stock issued to Employees" and its interpretations, and revises SFAS 123 "Accounting for Stock-Based Compensation". SFAS 123R eliminates the alternative to use APB Opinion 25's intrinsic value method of accounting that was provided in SFAS 123 as originally issued. SFAS 123R requires entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. SFAS 123R applies to all awards granted and modified, repurchased, or cancelled after the first interim or annual period beginning after 15 June 2005. The Company does not expect the adoption of SFAS 123R to have a material impact on the Company's financial position or results of operations.

     In May 2005, the FASB issued SFAS 154 "Accounting Changes and Error Corrections -- a replacement of APB Opinion No. 20 and FASB Statement No. 3". SFAS 154 replaces APB 20, "Accounting Changes", and SFAS 3, "Reporting Accounting Changes in Interim Financial Statements", and amends the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 establishes retrospective application, unless impracticable, as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. SFAS 154 also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. Under SFAS 154, the correction of an error in previously issued financial statements is not an accounting change, but involves adjustments to previously issued financial statements. In many, but not all aspects, under SFAS 154 the accounting for changes and error corrections are converged with IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors". SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after 15 December 2005. The Company does not expect the adoption of SFAS 154 to have a material impact on the company's financial position or results of operations.

     In November 2005 the FASB issued Staff Position No. FAS 115-1 and FAS 124-1, the Meaning of Other -Than-Temporary Impairment and Its Application to Certain Investments, ("FSP No. 115-1"). FSP No. 115-1 provides accounting guidance for identifying and recognizing other-than-temporary impairments of debt and equity securities, as well as cost method investments in addition to disclosure requirements. FSP No. 115-1 is effective for reporting periods beginning after December 15, 2005, and earlier application is permitted. This new pronouncement will be effective in 2006 and the Company does not believe that adoption of FSP No. 115-1 will have a material effect on its financial position, cash flows or results of operations.

U. S. GAAP ACCOUNTING POLICIES ADOPTED DURING 2005

     None.

G.   Safe harbor

     Forward-looking information discussed in this Item 5 includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Please see "Cautionary Statement Regarding Forward-Looking Statements" in this Report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and senior management

     Set forth below are the names, ages and positions of our directors and executive officers.

Name                            Age        Position
----                            ---        --------

Board of Directors:
Niels Erik Nielsen               58        Chairman of the Board
Christian Frigast                54        Deputy Chairman of the Board
Lennart Arnold Johan Arrias      57        Director
Ditlev Engel                     42        Director
Rex Harrington                   72        Director, retired in April 2006
Peder Mouridsen                  56        Director
Gabriel Panayotides              51        Director
Nicos Zouvelos                   51        Director, joined in April 2006

Management:
Klaus Kjaerulff                  54        Chief Executive Officer and Acting
                                           Chief Financial Officer
Klaus Nyborg                     42        Chief Financial Officer, resigned in
                                           June 2006

     Biographical information with respect to each of our directors and executives is set forth below.

     Niels Erik Nielsen has been Chairman of our Board of Directors since April 25, 2002. Prior to that Mr. Nielsen was the Deputy Chairman of our Board of Directors from September 26, 2000. Mr. Nielsen is also a partner with the Danish law firm, Bech-Bruun Dragsted, which provides certain legal services to us. He is a member of the board of directors of several Danish companies, including Amagerbanken Aktieselskab, Ambu A/S, Charles Christensen A/S, Cimber Air Holding A/S, Danica-Elektronik A/S, Gammelrand Skaervefabrik A/S, GPV Industri A/S, InterMail A/S, Kongskilde Industries A/S, Mezzanin Kapital A/S, Pele Holding A/S, Preben Olsen Automobiler A/S, Satair A/S, SCF-Technologies A/S and Weibel Scientific A/S. Mr. Nielsen holds a Masters of Law degree from the University of Copenhagen.

     Christian Frigast has been a director of the Company since September 26, 2000 and Deputy Chairman since April 25, 2002. Mr. Frigast is the managing director of Axcel A/S, a Danish investment company. He also serves as a member of the Board for numerous companies including Holdingselskabet af 1. august 1997 A/S and several companies related to Axcel A/S. Mr. Frigast holds a Masters of Science degree in Economy from the University of Copenhagen.

     Lennart Arnold Johan Arrias has been a director of the Company since 2003. Mr. Arrias is employed by TORM as a Captain and has been with the Company since 1992. He has been elected by the employees of TORM to our Board of Directors.

     Ditlev Engel has been a director of the Company since April 25, 2002. Mr. Engel is Group President and CEO of Vestas Wind Systems A/S. He serves as a member of the board of directors for several companies related to Vestas Wind Systems A/S. Mr. Engel holds a Bachelor of Science degree in Economy from the Copenhagen Business School.

     Rex Harrington, a director of the Company since April 2003, is the former Director of Shipping at The Royal Bank of Scotland (RBS) where he had responsibility for its extensive shipping portfolio. He has wide experience in the shipping industry and in marine finance, starting his career at the Bank of England after graduating from Oxford University with a Masters degree. He is now an independent shipping advisor. Mr. Harrington is the Chairman of the Advisory Board of the Liberian International Ship and Corporate Registry and a non-executive director of the International Chamber of Commerce Commercial Crime Services, which incorporates the International Maritime Bureau. He also serves on the board of directors of General Maritime Corporation, a shipping a publicly traded company with securities registered under the Securities Exchange Act of 1934. In addition, Mr. Harrington is a Deputy Chairman of the International Maritime Industries Forum and a member of various organizations, including InterCargo London Advisory Panel, Lloyds Register of Shipping General Committee, London Shipping Law Centre Steering Committee and The Baltic Exchange. Mr. Harrington was a Director of Clarksons (international shipbrokers) from 1995 to 1998 and of Lloyds Register of Shipping from 1994 to 1999. Mr. Harrington retired as a director of the Company at the annual general meeting held in April 2006.

     Peder Mouridsen has been a director of the Company since 2003. Mr. Mouridsen is employed by TORM as a Chief Engineer and has been with the Company since 1970. He has been elected by the employees of TORM to our Board of Directors.

     Gabriel Panayotides has been a director of the Company since September 26, 2000. Mr. Panayotides is Chairman (since 1998) of Excel Maritime Carriers Ltd., listed on the American Stock Exchange since October 1997. Mr. Panayotides has been engaged in the ownership and operation of ships since 1978 and sits on the Greek Committee of the classification societies, Bureau Veritas and Lloyds Register of Shipping. He has a Bachelors degree from the Pireaus University of Economics.

     Nicos Zouvelos was elected to replace Rex Harrington as a director of the Company at the AGM in April 2006. Mr. Zouvelos is General Manager of Beltest Shipping Company Ltd., in Cyprus. He holds a Master of Science degree in Quantative Economics from University of Stirling, Scotland.

     Klaus Kjaerulff has been our Chief Executive Officer and Managing Director since September 2000 and our Acting Chief Financial Officer since June 2006. Mr. Kjaerulff has worked for TORM since 1976. From 1997 to 2000, he served as Executive Vice President responsible for our tanker and bulk divisions. From 1981 to 1997, Mr. Kjaerulff was Vice President of our tanker division. He is deputy chairman of the board of the Danish Shipowners' Association and also serves as a member of the board for ICC Denmark, Assuranceforeningen SKULD, Norske Veritas Rad and The Trade Council of Denmark.

     Klaus Nyborg was our Chief Financial Officer from February 2002 to June 2006. Prior to working for us, Mr. Nyborg was employed in various capacities at the A.P. M0ller Group, most recently as Chief Financial Officer (CFO) of the Maersk Logistics division. From 1998 to 2001, he served as Vice President and Regional CFO at Maersk for the Asia-Mid-East Region. From 1997 to 1998, he was the Regional CFO for the Europe-Africa Region. From 1992 to 1997, Mr. Nyborg served as General Manager and Corporate Secretary in the A.P. M0ller Group. Mr. Nyborg serves as a board member of The Danish Securities Council. He holds a Masters degree in Law and Business Economics and a Diploma in Economics from the Copenhagen Business School.

B.   Compensation.

     In 2005, we paid a total of USD 0.9 million to the Board of Directors and USD 3.4 million to our executives including exercised stock options. We have not set aside any amounts to provide pension, retirement or similar benefits to our directors and executive officers. For a description of our stock option plan please refer to "Option Plan" below. As of December 31, 2005, members of our Board of Directors had exercised 81,400 options.

C.   Board Practices.

     The members of our Board of Directors are elected for four-year terms. At the end of each term, they are eligible for re-election. All current Board members were elected at the annual general meeting in 2003 and, except for Mr. Rex Harrington, will be eligible for re-election in 2007. There are no service contracts between us and any of our directors providing for benefits upon termination of a director's election.

Committees of the Board of Directors

     On July 31, 2005, we established an audit committee, which adopted an audit committee charter in compliance with Nasdaq's corporate governance rules. Our audit committee is comprised of two independent members of our board of directors who will be responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. The members of the audit committee are Messrs. Christian Frigast and Gabriel Panayotides. In addition, we have established a remuneration committee that is comprised of two independent members of our board of directors which are responsible for establishing executive officers' compensation and benefits. The members of our compensation committee are Messrs. Niels Erik Nielsen and Christian Frigast.

Exemptions from Nasdaq corporate governance rules

     We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Kingdom of Denmark. Therefore, we are exempt from many of Nasdaq's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, notification of material non-compliance with Nasdaq corporate governance practices and the establishment of an audit committee and a formal written audit committee charter. The practices that we follow in lieu of Nasdaq's corporate governance rules are described below.

          o    In  lieu  of a  nomination  committee  comprised  of  independent directors, our board of directors will be responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees. Shareholders may also identify and recommend potential candidates to become board members in writing. Also, under Danish law, two of our seven directors are elected by our employees. No formal written charter has been prepared or adopted because this process is outlined in our Articles of Association and in the laws of the Kingdom of Denmark.

          o In accordance with Danish law, we will not be required to obtain an independent review of related party transactions for potential conflicts of interests. Our board of directors, however, is contemplating adopting a policy that would require any director who has a potential conflict of interest to identify and declare the nature of the conflict to our board of directors at the next meeting of the board of directors. Such policy would additionally require that related party transactions must be approved by disinterested directors.

          o As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq corporate governance rules or Danish law. Consistent with laws of the Kingdom of Denmark and as provided in our Articles of Association, we will notify our shareholders of meetings between 14 days and four weeks before the general meeting, which is to be held every year before end of April. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our Articles of Association provide that shareholders must give us advance notice to properly introduce any business at a general meeting of the shareholders no later than February 15 before such general meeting. Our Articles of Association also provide that shareholders may designate a proxy to act on their behalf.

     Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.

D.   Employees.

     The numbers of employees we employed, on average, for the previous three financial years, are as follows:

                                    2003           2004        2005
                                    ----           ----        ----
Land-based employees
            Denmark                   92             93         103
            Other                      3              7          20
            Total                     95            100         123
Seafarers (officers)                 185            195         216
                                     ---            ---         ---
Total employees                      280            295         339

     In 2003, 2004 and 2005, approximately 30 of our employees were employed in administrative positions. The majority of the staff on vessels owned by our subsidiaries and associated companies are not employed by us.

E.   Share ownership

     The following table sets forth information as of April 30, 2005, regarding the total amount of capital stock owned by our officers and directors on an individual basis:

                                                                   Shares
Name                               Position                        (Nom. Hold.)
----                               --------                        ------------
Niels Erik Nielsen                 Chairman of the Board           *
Christian Frigast                  Deputy Chairman of the Board    *
Lennart Arnold Johan Arrias        Director                        *
Ditlev Engel                       Director                        *
Nicos Zouvelos                     Director                        *
Peder Mouridsen                    Director                        *
Gabriel Panayotides                Director                        *
Klaus Kjaerulff                    Chief Executive Officer         *
Klaus Nyborg                       Chief Financial Officer         *

*     The person beneficially owns less than one percent of our common shares.

Option plan

     In 2001, we created a share option based incentive program for Management, key employees and the Board members. The program included 23 participants who from 2001 to 2003 have been granted options to purchase shares in the Company, where the option holder can buy the shares at a specified exercise price or where the differential between the share price as of the day of exercising the options and the option price may be settled in cash.

     In this respect we acquired 4.39% of our share capital for USD 7.9 million to cover the economic risk of share price movements in connection with the share option incentive program. As of December 31, 2005 24,420 treasury shares were held to cover this risk. The value of these shares was USD 1.2 million as of December 31, 2005, whereas the value of the options exercised during 2005 was USD 1.3 million, which was primarily settled in cash. As of December 31, 2005, 98% of the options were exercised and as of April 30, 2006, all the options were exercised.

     Please refer to Note 5 to the consolidated Financial Statements for further information.

Employee shares

     During April 2001, the Board of Directors also decided to offer our employees 200,000 common shares for the price of DKK 10.5 per share. In October 2001, our employees exercised the right to purchase 194,235 of these shares. The market price at the date of the grant was DKK 54.3 per share. The remaining stock purchase rights have expired.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.   Major shareholders.

     Our capital stock is comprised of common shares, par value DKK 10 per share. Shareholders holding 5% or more of the total number of our outstanding shares are required to file information with the Copenhagen Stock Exchange.The following table sets forth information regarding the owners of 5% or more of our common shares as of April 30, 2006 according to announcements made to the Copenhagen Stock Exchange in accordance with section 29 of the Danish Securities Trading Act. None of the shareholders have any special voting rights.

Name                                    Number of Shares     Percentage of Class
----                                    ----------------     -------------------

Beltest Shipping Company Ltd.            11,216,600              30.8%
Menfield Navigation Company Limited       7,282,352              20.0%
A/S Dampskibsselskabet TORM's
Understottelsesfond, Denmark              2,278,440               6.3%

     Beltest and its parent company, Ryder Holdings Inc., have filed a Schedule 13D with the SEC. Menfield Navigation Company Limited acquired 7,282,352 shares, or 20.0% of our outstanding shares during 2003, 2004 and 2005. A/S Dampskibsselskabet TORM's Understottelsesfond's has filed a Schedule 13G with the SEC and its shareholding in TORM have not changed over the last three years.

     Beltest    Shipping   Company   Ltd.,   A/S    Dampskibsselskabet    TORM's
Understottelsesfond and Menfield Navigation Company Limited have given notices of their shareholdings to the Copenhagen Stock Exchange.

B.   Related party transactions.

     The members of the Company's Board of Directors and Management, close members of the family to these persons and companies where these persons have control or exercise significant influence are considered as related parties with significant influence.

     There have not been any material transactions with such parties during the financial year, except for a time charter agreement with an entity owned by Beltest Shipping Company Limited under which TORM paid USD 7.2 million during 2005.

     Management remuneration is disclosed in Note 5 to our consolidated financial statements.

C.   Interests of experts and counsel.

     Not Applicable.

ITEM 8. FINANCIAL INFORMATION.

A.   Consolidated Statements and Other Financial Information.

     See Item 17.

DIVIDEND DISTRIBUTION POLICY

     Under Danish law, we are permitted to distribute dividends from our surplus capital. Any decision to distribute dividends will be at the discretion of the Board of Directors and must be approved by the shareholders at our annual general meeting. Our shareholders approved a dividend of DKK 23 corresponding to USD 3.6 for every DKK 10 share at the annual general meeting in 2006.

     There are no restrictions in our existing financing arrangements on our ability to pay dividends to our shareholders.

B.   Significant Changes.

     Not Applicable.

ITEM 9. THE OFFER AND LISTING.

A.   Offer and Listing Details.

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

     The average daily trading volume may not be indicative of actual trading volumes and liquidity. Please also refer to "Risk Factors - There may be no active public market for you to resell our ADSs." For the previous five full years:

  DKK                         2001        2002       2003       2004       2005
                               (*)         (*)        (*)
Low                          22.00       23.07      28.66      96.89     221.99
High                         31.25       30.21      91.44     249.11     361.54
                            ------      ------     ------     ------    -------
Average Daily Volume        18,908      22,350     50,416     81,351    151,415

(*): Adjusted for the issue of bonus shares in May 2004.


     For the previous two full years and subsequent periods, by quarter:

2004                                      1st quarter      2nd quarter     3rd quarter            4th quarter
----                                      -----------      -----------     -----------            -----------
Low                                             96.89           136.54          139.72                 171.12
High                                           198.99           175.74          172.76                 249.11
Average Daily Volume                          106,556           41,774          72,080                102,191

2005                                      1st quarter      2nd quarter     3rd quarter            4th quarter
Low                                            221.99           286.71          306.65                 291.48
High                                           324.85           339.22          361.54                 352.51
Average Daily Volume                          116,375          139,772         161,463                185,729

     For the previous six months:

                                           November       December         January        February            March           April
                                               2005           2005            2006            2006             2006            2006
                                               ----           ----            ----            ----             ----            ----
Low                                          291.48         292.24          294.25          292.88           279.46          272.98
High                                         334.66         306.06          310.19          309.20           301.90          298.97
Average Daily Volume                        211,635        207,537         116,082         106,503          117,119         159,177

B.   Plan of Distribution

     Not Applicable.

C.   Markets.

     Our common shares are currently trading on the Copenhagen Stock Exchange. Our ADSs, each representing one common share, are listed on the Nasdaq National Market under the abbreviation "TRMD." The tables below sets forth, for the periods indicated, the high and low closing sale price in U.S. Dollars and the average daily trading volume for our shares on the Nasdaq National Market. Trading on the Nasdaq National Market commenced on April 16, 2002. Although we have provided the average daily trading volume of our shares for the periods indicated, the trading volume of our shares on the Nasdaq National Market is extremely volatile and daily trading ranges from none to several thousand shares.

  USD                         2002           2003          2004         2005
  ---                         ----           ----          ----         ----
                               (*)            (*)
Low                           3.15           3.16         17.12        38.68
High                          4.25          15.73         44.90        59.57
Average Daily Volume           454          5,083        14,839       14,213

(*): Adjusted for the issue of bonus shares in May 2004.

     For the previous two full years and subsequent periods, by quarter:

2004                                          1st quarter             2nd quarter            3rd quarter            4th quarter
----                                          -----------             -----------            -----------            -----------
Low                                                 17.12                   22.29                  23.00                  29.00
High                                                35.40                   29.49                  29.11                  44.90
Average Daily Volume                               12,436                   7,283                  7,433                 30,889
2005                                          1st quarter             2nd quarter            3rd quarter            4th quarter
Low                                                 38.68                   49.00                  50.28                  45.61
High                                                57.58                   57.39                  59.57                  56.13
Average Daily Volume                               33,664                  11,079                  7,440                  5,446

           For each of the previous six months:

                                           November       December         January        February            March           April
                                               2005           2005            2006            2006             2006            2006
                                               ----           ----            ----            ----             ----            ----
Low                                           45.61          46.74           47.76           46.23            45.51           45.27
High                                          54.08          48.90           50.89           50.02            48.31           50.15
Average Daily Volume                          6,833          5,084           4,799           1,781            2,859           3,881


D.   Selling Shareholders

     Not Applicable.

E.   Dilution

     Not Applicable.

F.   Expenses of the Issue

     Not Applicable.

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

NEWBUILDING CONTRACTS

     We have entered into seven contracts with Dalian New Shipbuilding Heavy Industry Co. Ltd., each for the construction of a 110,000 dwt product tanker. Of these contracts two were executed on June 20, 2003, two were executed on October 22, 2003, one was executed on January 20, 2004 and two were executed on May 25, 2005. The contracts provide for stage payments of 10% upon signing of the contracts, 30% during construction, and 60% upon delivery of the vessel for the first five of the vessels. On the other two vessels the contracts provide for stage payments of 50% upon signing of the contracts, 33% during construction, and 17% upon delivery of each of the vessels. Delivery of the tankers is scheduled between April 2006 and January 2009.

     We have entered into four contracts with Guangzhou Shipyard Int. Co. Ltd., each for the construction of a 51,800 dwt product tanker. Of these contracts two were executed on November 1, 2005 and two were executed on January 16, 2006. The contracts provide for stage payments of 20% upon signing of the contracts, 40% during construction, and 40% upon delivery of the vessel for each of the vessels. Delivery of the tankers is scheduled between August 2008 and June 2009.

LOAN AGREEMENTS AND CREDIT FACILITIES

     On January 15, 2004, the Company has entered into a USD 95 million loan agreement with Nordea Bank Danmark A/S to assist in the financing of five vessels in our fleet. The interest rate is a variable rate based upon LIBOR. As security for our obligations under the debt instrument, we have granted to Nordea Bank a first priority mortgage, registered over and against the five vessels. The loan is due to be repaid in 2014.

     On December 10, 2004, the Company has entered into a USD 570 million revolving credit facility with Danske Bank A/S and Danish Ship Finance to assist in the financing of 20 vessels in the TORM fleet. The interest rate is a variable rate based upon LIBOR. As security for our obligations under the debt instrument, we have granted to Danske Bank and Danish Ship Finance a first priority mortgage, registered over and against the 20 vessels. The loan is due to be repaid in 2014.

     On March 1, 2005, the Company has entered into a USD 161 million revolving credit facility with Import Export Bank of China to assist in the financing of five of the abovementioned newbuildings. The interest rate is fixed based upon LIBOR. As security for our obligations under the debt instrument, we have granted to Nordea Bank Denmark, who acts as guarantors towards Import Export Bank of China for us, a first priority mortgage, registered over and against the five vessels. The loan is due to be repaid in 2013.

     On December 23, 2005, TORM Singapore Pte. Ltd., a company wholly-owned by TORM, has entered into a USD 237 million loan agreement with The Hongkong And Shanghai Banking Corporation Limited to assist in the financing of seven vessels in the TORM fleet. The interest rate is a variable rate based upon LIBOR. As security for our obligations under the debt instrument, we have granted to The Hongkong And Shanghai Banking Corporation Limited a first priority mortgage, registered over and against the seven vessels. The loan is due to be repaid in 2015.

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

U.S. FEDERAL INCOME TAX CONSIDERATIONS

     In the opinion of Seward & Kissel LLP, our U.S. counsel, the following are the material U.S. federal income tax consequences to us and to U.S. Holders and Non-U.S. Holders, as defined below, regarding our ADSs. The following discussion of U.S. federal income tax matters is based on the Internal Revenue Code of 1986, as amended, which we refer to as the "Code," judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all as they exist on the date hereof and all of which are subject to change, possibly with retroactive effect. In addition, the discussion is based, in part, on the description of our business as described above and assumes that we conduct our business as described in that section.

     References in the following discussion to "we," "us" and "our" are to A/S Dampskibsselskabet Torm ("TORM") and its subsidiaries on a consolidated basis. For purposes of the discussion below, the U.S. Holders and Non-U.S. Holders of ADSs generally will be treated as the owners of the common stock of TORM represented by the ADSs. In the following discussion, the United States Internal Revenue Service is referred to as the "IRS."

United States Taxation Of Our Company

     We anticipate that substantially all of our gross income will be derived from the use and operation of vessels in international commerce and that this income will principally consist of freights from the transportation of cargoes, hire or lease income from voyage, time or bareboat charters and the performance of services directly related thereto, which we refer to as "shipping income." Unless exempt from U.S. taxation under Section 883 of the Code or under Article 8 of the United States-Denmark Income Tax Treaty, we will be subject to U.S. federal income taxation, in the manner discussed below, to the extent our shipping income is considered for U.S. federal income tax purposes to be derived from sources within the United States.

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

Code Section 883 Exemption

     Under Code Section 883 and the final regulations promulgated thereunder that came into effect and applies to us beginning the calendar year 2005, TORM and each subsidiary that derives U.S. source shipping income will qualify for exemption from U.S. federal income tax under Section 883 in respect of such shipping income if, in relevant part:

     o TORM and each subsidiary is organized in a qualified foreign country which, as defined, is a foreign country that grants an equivalent exemption from tax to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883, which we refer to as the "country of organization requirement"; and

     o more than 50% of the value of the stock of TORM and each subsidiary is treated as owned, directly or indirectly, by individuals who are "residents" of qualified foreign countries, which we refer to as the "ownership requirement."

     Since the U.S. Treasury Department has recognized Denmark, the country of incorporation of TORM, and each of the countries of incorporation of TORM's subsidiaries as a qualified foreign country in respect of the shipping income for which exemption is being claimed under Section 883, TORM and each subsidiary satisfy the country of organization requirement.

     In respect of the ownership requirement, Section 883 provides a special publicly-traded rule applicable to both TORM and its subsidiaries. In the case of TORM, it will be exempted from having to satisfy the ownership requirement if its stock is considered to be "primarily and regularly traded on an established securities market" located in its country of organization, Denmark, in another qualified foreign country or in the United States, which we refer to as the "publicly-traded test." Furthermore, if TORM satisfies the publicly-traded test, the stock of TORM's subsidiaries will be deemed to be owned by individual residents of Denmark and each of the subsidiaries will satisfy the ownership requirement.

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

     For 2005, TORM's common stock satisfied these "regularly-traded" tests. Furthermore, TORM has no reason to believe that this will not continue to be the case notwithstanding the ADS listing on the NASDAQ.

     Notwithstanding the foregoing, the final regulations provide, in pertinent part, that TORM's common stock will not be considered to be regularly traded on an established securities market for any taxable year in which 50% or more of the outstanding shares of such stock are owned, within the meaning of the final regulations, on more than half the days during such taxable year by persons who each own 5% or more of the outstanding shares of such stock, which we refer to as the "5% override rule."

     In the event the 5% override rule is triggered based on its "more than half the days" standard, the final regulations provide that the 5% override rule will not apply for such year if we can establish that among the closely-held group of 5% shareholders, which we refer to as the "5% closely-held group," there are sufficient 5% shareholders that are considered to be qualified shareholders for purposes of Section 883 to preclude non-qualified 5% shareholders in the 5% closely-held group from owning 50% or more of our stock for more than half the number of days during such year, which we refer to as the "5% closely-held group exception."

     Based on its shareholdings during 2005, TORM was subject to the 5% override rule of the final regulations. However, TORM has obtained from one of its 5% shareholders, and from each entity in the chain of ownership between such shareholder and TORM, ownership statements required by the final regulations to support such shareholder's status as a qualified shareholder for more than half the days of the calendar year 2005. Since the percentage ownership of TORM common shares owned by such 5% qualified shareholder for such period is such that the common share percentage owned by the remaining shareholders in the 5% closely-held group for such period falls below the 50% ownership threshold, TORM therefore qualifies for the 5% closely-held exception.

     Therefore, both TORM and each subsidiary is eligible to claim exemption from tax under Section 883 on the U.S. source shipping income earned during 2005.

The United States-Denmark Income Tax Treaty Exemption

     Without regard to Section 883, we believe that TORM, each Danish subsidiary and certain non-Danish subsidiaries would qualify for exemption from U.S. federal income tax under Article 8 of the United States-Denmark Income Tax Treaty, which we refer to as the "Treaty."

     Under Article 8 of the Treaty, TORM and each of its Danish subsidiaries and each of its non-Danish subsidiaries that is treated as a "resident" of Denmark within the meaning of the Treaty (collectively, "Danish subsidiaries") is exempt from U.S. federal income tax on the profits derived from the operation of ships in international traffic. As defined, profits from the "operation of ships" include profits derived from (i) time or voyage charters, (ii) the inland transport of property within the United States undertaken as part of international traffic, (iii) bareboat charters if the lessee operates the vessel in international traffic and (iv) the use, maintenance or rental of containers used in international traffic. All of the U.S. source shipping income of TORM and its Danish subsidiaries falls within the scope of the exemption provided by
Article 8.

     The Treaty conditions the eligibility of TORM and its Danish subsidiaries to claim exemption under Article 8 upon, among other things, TORM satisfying the publicly-traded rule of the "treaty shopping" provisions of Article 22 (Limitation Of Benefits) of the Treaty.

     The publicly-traded rule provides that a Danish corporation such as TORM, as well as its Danish subsidiaries, will be entitled to the benefits of the Treaty if all of TORM's shares in the class or classes of stock representing more than 50% of the vote and value of its stock, which we refer to as the "50% vote/value test," are listed on a "recognized stock exchange" and are "substantially and regularly traded" on one or more recognized stock exchanges, which we refer to as the "substantially and regularly traded test." The term "recognized stock exchange" includes the Copenhagen Stock Exchange and the NASDAQ. The shares in a class of stock are considered to be "substantially and regularly traded" if (i) trades in such class are effected on one or more recognized stock exchanges other than in de minimis quantities during every quarter, and (ii) the aggregate number of shares of that class traded during the previous taxable year is at least 6% of the average number of shares outstanding in that class during that taxable year.

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

     Dividends paid with respect to our ADSs to a non-corporate U.S. Holder (a "U.S. Individual Holder") may be eligible for preferential U.S. federal income tax rates (through 2008) provided that (1) we are a "qualified foreign corporation," (2) the U.S. Individual Holder has owned our stock for more than 60 days in the 121-day period beginning 60 days before the date on which our stock becomes ex-dividend and (3) we are not a passive foreign investment company for the taxable year of the dividend or the immediately preceding taxable year (which we do not believe we are, have been or will be). The preferential tax rates do not apply to U.S. Holders that are not individuals, trusts or estates.

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

     Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder's tax basis in his ADSs on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividend received deduction with respect to any distributions they receive from us. Dividends paid with respect to the underlying common stock of each ADS will generally be treated as "passive income" (or "passive category income" for taxable years beginning after December 31, 2006) or, in the case of certain types of U.S. Holders, "financial services income," (which will be treated as "general category income" for taxable years beginning after December 31, 2006) for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

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

     The taxable income for a Company for a given period is calculated as the sum of the taxable income under the tonnage tax system and the taxable income made up in accordance with to the ordinary Danish corporate tax system. The taxable income is taxed at the normal corporate tax rate (presently 28 %). The taxable income may be offset by tax losses carried forward following the normal Danish Tax rules.

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

     In accordance with Danish accounting principles, the provision for deferred tax that existed at the date of enactment was released to income in 2002, which was in accordance with shipping industry practice in Denmark. However, TORM changed its accounting policies in 2005 to comply with IFRS and in order to align the accounting under IFRS and under U.S. GAAP deferred tax assets and liabilities are recorded in the balance sheet. As at December 31, 2005, the Company carried a deferred tax liability of USD 54.6 million in the balance sheet. In 2005, the Company paid income taxes, including tonnage tax, of USD 5.9 million compared to USD 0.1 million in 2004. The Company paid no income taxes in 2001, 2002 and 2003 due to tax losses carried forward.

     The tonnage tax legislation is relatively new, and the guidance from the authorities is not detailed in every aspect. Accordingly, in connection with the preparation of our tax returns for 2001, 2002, 2003 and 2004, we made interpretations of the new tonnage tax legislation some of which have been challenged by the tax authorities. We agree in part to some of the alternative interpretations presented by the tax authorities whereas we do not agree to other of the alternative interpretations presented. The differences in interpretation primarily relate to whether certain income and expense items are taxable under the tonnage taxation scheme or the ordinary Danish corporate tax legislation. The tax authorities have concluded their assessment of the tax return for 2001. However, we have challenged the assessment with respect to certain issues.

F.   Dividends and paying agents.

     Not Applicable.

G.   Statement by experts.

     Not Applicable.

H.   Documents on display.

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we file and submit reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of these materials can also be obtained upon written request from the Public Reference Section of the SEC at its principal office in Washington, D.C. 20549, at prescribed rates or from the SEC's website on the Internet at http://www.sec.gov, free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. In addition, documents referred to in this annual report may be inspected at our headquarters at 18 Tuborg Havnevej, DK-2900 Hellerup, Denmark.

I.   Subsidiary Information

     Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to market risk from foreign currency fluctuations, changes in interest rates and changes in the prices of fuel oil. We enter into financial instruments to manage these risks, but do not use financial instruments for trading or speculative purposes. The sensitivity analyses presented do not consider the effects that such adverse change may have on overall economic activity, nor do they consider additional actions management may take to mitigate its exposure to such changes. Actual results may differ. For an overview of the fair value of the derivative financial instruments please refer to Note 18.

Foreign Exchange Rate Risk

     As TORM uses USD as measurement currency and most of the Company's transactions are in USD, TORM only has limited transaction risk, which primarily relates to costs in DKK.

     Exchange rate risks are assessed in relation to the USD, and the Company's policy is to limit the impact of exchange rate movements on the financial statements and on the financial position of the Company.

     The expected cash flow in relation to the payment of technical expenses in non-USD related currencies, salaries, wages and other administrative expenses and dividends are typically covered for a period of up to 1 year ahead. All things being equal, a hypothetical weakening of 1% in the U.S. dollar against Danish Kroner would result in a decrease in the net income of USD 0.8 million in 2006. However, shareholders' equity as of December 31, 2005 would have increased by approximately USD 4 million had the U.S. dollar weakened by 1% against Danish Kroner. Such a change in exchange rates would not have impacted our cash flows.

     In order to manage this risk, we enter into forward contracts, cross currency contracts and currency options.

Cross currency contracts

     As of December 31, 2005, we had no cross currency contract in place. As of December 31, 2004, the fair value of our currency contracts was USD 6.4 million.

Forward Currency Contracts

     In 2005 we entered into forward contracts agreeing to sell a total of USD 50 million against DKK at an average exchange rate of DKK 6.17 for the purpose of servicing our Danish cash flow requirements. As of December 31, 2005, the fair value of our forward currency contracts was less than USD (0.1) million as compared to USD 3.8 million as of December 31, 2004. The contracts expire in April 2006.

Currency Options

     We have entered into an agreement to buy put options for USD 16 million in April 2006. The counterparty must buy USD from us at an exchange rate of 6.00 to the DKK. In case the USD/DKK exchange rate exceeds the agreed level of 6.81, the counterparty can purchase USD from us at an exchange rate of DKK 6.1875 per USD.

     As of December 31, 2005, the fair value of our currency options was USD (0.1) million as compared to USD 3.6 million as of December 31, 2004.

Interest Rate Risk

     As of December 31, 2005, all of our debts have variable interest rates based on LIBOR plus a margin.

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

     As of December 31, 2005, we were committed to a series of interest rate swap agreements whereby 42% of our total floating rate debt was swapped with fixed rate obligations having an average remaining term of 2.6 year, expiring between 2006 and 2010. These arrangements effectively change our interest rate exposure on the hedged debt from a floating LIBOR rate to an average fixed rate of 4.1%. An additional 19% of our floating rate debt was swapped with fixed rate obligations using interest swaps containing an option element having an average remaining term of 2.2 years and expiring between 2007 and 2009. An interest rate swap containing an option element is an agreement where the seller has an option to ask the buyer to pay actual LIBOR rate if this is above a certain threshold on the fixing day. On three of our interest rate swaps with an option element this threshold is 7%. Below this level, the swaps act as normal interest rate swaps and thereby change our interest rate exposure on the hedged debt from a floating LIBOR rate to an average fixed rate of 3.8%. If market interest rates were to decrease approximately 1% the interest rate swap agreements in place at the end of the year would require us to pay USD 4.8 million of interest in excess of market rates. The fair value of these interest rate swaps at December 31, 2005 was USD 6.6 million as compared to USD 0.2 million as of December 31, 2004.

     A 1% increase in interest rates on the remaining variable rate debt would result in USD 2.0 million of additional interest expense for the year ended December 31, 2005 as compared to USD 1.2 million as of December 31, 2004. We assess each debt instrument, the level of debt to fix and the timing of entering into such agreements based on the market conditions.

     At year-end we had a bond portfolio with a fair value of USD 0.2 million. The bonds were drawn for early redemption and sold with value on January 2, 2006.

Bunker Price Risk

     Our results of operations could be negatively impacted by increases in the price of fuel oil. To cover this risk, we economically hedge the price of part of its bunkers' requirements for up to 12 months forward at a fixed price. In 2005, the Company hedged twenty five per cent of its bunker requirements, and at year-end it had hedged about twenty nine per cent of the 2006 requirement. The market value of these contracts was USD 0.0 million at year end as compared to USD (0.8) million in 2004. A hypothetical change of 1 percentage point in the price per ton of bunker oil would result in a change in cost in 2006 of USD 1.2 million based on the expected consumption of bunkers, where the Company, not the charterer, takes the risk.

     In light of the Company's pool structure, bunker hedging for tankers is not done in respect of an individual vessel when it has been chartered out. Instead, bunker hedging is planned in connection with the specific pool's total estimated bunker requirements. Nonetheless, where a contract of affreightment covering several voyages has been fixed, the pool may economically hedge bunker requirements specifically for such a contract.

     For the bulk carriers, bunkers are similarly economically hedged to match cargo contractual obligations but the requirements are generally less, given that a larger part of earnings are derived from vessels chartered out on time charter, where the charterer is responsible for the payment of bunkers.

     All bunker hedgings and indeed any other form of hedging are carried out only based on specific requirements and not for the purpose of any form of speculation.

Freight Rate Risk

     The majority of our tanker vessels are operated on spot voyage charters through our pools. To manage our exposure to fluctuations in the freight rates we may place certain of the pool's vessels on time charter or enter into Contracts of Affreightment (COA) or freight derivatives (FFA, synthetic T/C, profit split etc.). Our bulk vessels are primarily placed on time charters.

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

     As of December 31, 2005, the fair values of the freight derivatives were USD (1.9) million as compared to USD (4.4) million as of December 31, 2004.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not Applicable.

                                     Part II

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

     None.

ITEM 15. CONTROLS AND PROCEDURES

(a)  Disclosure of controls and procedures.

     As of December 31, 2005, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in alerting them timely to material information relating to the Company required to be included in the Company's periodic Securities and Exchange Commission filings.

(b)  Management's annual report on internal controls over financial reporting.

     Not applicable.

(c)  Attestation report of the registered public accounting firm.

     Not applicable.

(d)  Changes in internal control over financial reporting.

     There have been no significant changes in our internal controls or in other factors that could have significantly affected those controls subsequent to the date of the Company's most recent evaluation of internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     We have established an audit committee of the board of directors. Our audit committee is comprised of two independent members of our board of directors who will be responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. The members of the audit committee are Messrs. Christian Frigast and Gabriel Panayotides. Our audit committee does not include a financial expert because it is not consistent with Danish practice.

ITEM 16B. CODE OF ETHICS

     We have not adopted a formal corporate code of conduct applicable to all directors, officers and employees because we are not required to have one under Danish law.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

     Deloitte Statsautoriseret Revisionsaktieselskab, Copenhagen, Denmark is the independent accounting firm that audits the financial statements of the Company and its subsidiaries and is the principal accountant for the audit of the Company.

     The aggregate fee for audit and audit services provided by Deloitte to the Company in 2005 and 2004 were:

(in USD million)                          2005                     2004
----------------                          ----                     ----

Audit Fees                                 0.5                      0.3
Audit-Related Fees                         0.0                      0.0
Tax Fees                                   0.1                      0.1
All Other Fees                             0.0                      0.1
Total                                      0.6                      0.5

     The Danish Annual Report is audited by Deloitte and Ernst & Young. The aggregate fee for audit and audit services provided by Ernst & Young to the Company in 2005 is disclosed in Note 6 to the consolidated financial statements.

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

ITEM 16D. EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

     None.

                                    Part III

ITEM 17. FINANCIAL STATEMENTS

     We  specifically  incorporate  by  reference  in  response to this item the
report  of  the  independent   auditors,   the  consolidated  audited  financial
statements and the accompanying notes, appearing on pages F-1 through F-51.

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

Solvency ratio

     Solvency ratio measures the proportion of the total assets, which is financed by shareholders' equity. We believe that it is a relevant measure, which management uses to measure the overall development in our financial position. Solvency ratio is calculated as follows:

(in USD million)                                2004                    2005
----------------                                ----                    ----

Shareholders' equity                             715.4                   904.7
Divided by Total assets                        1,239.6                 1,810.1
Equals Solvency ratio                             57.7%                   50.0%
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

(in USD million)                                2004                     2005
----------------                                ----                     ----

Mortgage debt and bank loans                    395.4                    789.0
Less Cash and cash equivalents                 (65.5)                  (156.7)
Less Bonds                                     (58.1)                    (0.2)
Equals Net interest bearing debt                271.8                   632.1

Invested capital

     Invested capital measures the net investments used to achieve our profit before financial items. We believe that invested capital is a relevant measure that management uses to measure the overall development of the assets and liabilities generating our net profit. Invested capital is calculated as follows:

(in USD million)                                 2004                    2005
----------------                                 ----                    ----

Tangible fixed assets                           688.0                 1,167.1
Plus Inventories                                  5.8                    10.9
Plus accounts receivable                         53.7                    70.9
Plus Non-current assets held for sale             0.0                    43.4

Less Deferred tax                               (73.2)                  (54.6)

Less Trade accounts payable                     (15.7)                  (22.9)

Less Current tax liabilities                     (9.4)                   (9.4)

Less Other liabilities                          (23.1)                  (23.6)

Less Deferred income                             (7.4)                   (6.0)

Equals Invested capital                         618.7                 1,175.8

ITEM 18. FINANCIAL STATEMENTS

     Not Applicable.

                              TORM AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Report of Independent Registered Public Accounting Firm.....................F-2

Consolidated Statements of Operations for the years ended
   December 31, 2004 and 2005 ..............................................F-3

Consolidated Balance Sheets as of December 31, 2004 and 2005................F-4

Consolidated Statements of Total Gains and Losses for the years ended
    December 31, 2004 and 2005 .............................................F-6

Consolidated Statements of Cash Flow for the years ended
    December 31, 2004 and 2005..............................................F-8

Notes to Consolidated Financial Statements..................................F-9

           REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO THE SHAREHOLDERS OF AKTIESELSKABET DAMPSKIBSSELSKABET TORM

     We have audited the accompanying consolidated balance sheets of Aktieselskabet Dampskibsselskabet TORM and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, total gains and losses, statement of changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Aktieselskabet Dampskibsselskabet TORM and subsidiaries as of December 31, 2005 and 2004 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005 in conformity with International Financial Reporting Standards.

     International Financial Reporting Standards vary in certain respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 23 to the consolidated financial statements.

     As discussed in Note 23 to the  financial  statements,  in 2005 the Company
changed  its  method  of  accounting  for  vessel  dry-docking   expenses  under
principles generally accepted in the United States of America.

Deloitte Statsautoriseret Revisionsaktieselskab
Copenhagen, Denmark

June 9, 2006


                                                       TORM AND SUBSIDIARIES
                                               CONSOLIDATED STATEMENTS OF OPERATIONS
                                          FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005
                                                  (EXPRESSED IN THOUSANDS OF USD)

                                                                                Note                2004                    2005
                                                                                ----                ----                    ----
Net revenue                                                                                      433,320                 586,975
Port expenses, bunkers and commissions                                                           (83,769)               (123,138)
                                                                                           --------------          --------------
Time charter equivalent earnings                                                                 349,551                 463,837

Charter hire                                                                                     (59,592)                (82,139)
Operating expenses                                                                               (49,791)                (66,744)
                                                                                             ------------            ------------
Gross profit (Net earnings from shipping activities)                               4, 5          240,168                 314,954

Profit from sale of vessels                                                                            0                  54,731
Administrative expenses                                                            5, 6          (38,637)                (31,176)
Other operating income                                                                            13,139                  12,570
Depreciation and impairment losses                                                    8         (35,181)                (47,894)
                                                                                             ------------            ------------
Operating profit                                                                                 179,489                 303,185

Financial items                                                                       9           25,839                  (3,818)
                                                                                             ------------            ------------
Profit before tax                                                                                205,328                 299,367

Tax expenses                                                                         10          (18,715)                     (4)
                                                                                             ------------            ------------
Net profit for the year                                                                          186,613                 299,363
                                                                                             ------------            ------------

Earnings per share

Earnings per share (USD)                                                             21              5.4                     8.6

Earnings per share (DKK) *)                                                                         32.2                    51.5

Diluted earnings per share (USD)                                                     21              5.3                     8.6

Diluted earnings per share (DKK) *)                                                                 32.0                    51.4

*) Calculated from USD to DKK at the average USD/DKK exchange rate for the relevant period.

                            The accompanying notes are an integrated part of these financial statements



                                                       TORM AND SUBSIDIARIES
                                                    CONSOLIDATED BALANCE SHEETS
                                                 AS OF DECEMBER 31, 2004 AND 2005
                                                  (EXPRESSED IN THOUSANDS OF USD)

                                                                                  Note             2004                    2005
                                                                                  ----             ----                    ----
ASSETS
NON-CURRENT ASSETS
Tangible fixed assets
Land and buildings                                                                                  395                     883
Vessels and capitalized dry-docking                                                  15         647,516               1,066,474
Vessels under construction and prepayments for vessels                                           37,311                  97,397
Other plant and operating equipment                                                               2,728                   2,319
                                                                                          -------------          --------------
                                                                                      8         687,950               1,167,073
                                                                                          -------------          --------------
Financial fixed assets
Other investments                                                                     7         368,492                 360,993
                                                                                          -------------          --------------
                                                                                                368,492                 360,993
                                                                                          -------------          --------------
Total non-current assets                                                                      1,056,442               1,528,066
                                                                                          -------------          --------------
CURRENT ASSETS
Inventories of bunkers                                                                            5,824                  10,869
Freight receivables, etc.                                                                        36,027                  53,890
Other receivables                                                                                12,765                  14,133
Accruals                                                                                          4,912                   2,853
Marketable securities                                                                15          58,068                     241
Cash and cash equivalent                                                                         65,524                 156,728
                                                                                          -------------          --------------
                                                                                                183,120                 238,714
Non-current assets held for sale                                                     20               0                  43,358
                                                                                          -------------          --------------
Total current assets                                                                            183,120                 282,072
                                                                                          -------------          --------------
TOTAL ASSETS                                                                                  1,239,562               1,810,138
                                                                                          -------------          --------------

                           The accompanying notes are an integrated part of these financial statements.


                                                       TORM AND SUBSIDIARIES
                                              CONSOLIDATED BALANCE SHEETS (CONTINUED)
                                                 AS OF DECEMBER 31, 2004 AND 2005
                                                  (EXPRESSED IN THOUSANDS OF USD)

                                                                                Note               2004                   2005
                                                                                ----               ----                   ----

SHAREHOLDERS' EQUITY AND LIABILITIES
SHAREHOLDERS' EQUITY
Common shares                                                                     11             61,098                 61,098
Treasury shares                                                                   11             (7,748)                (7,708)
Revaluation reserves                                                                            319,354                296,448
Retained profit                                                                                 238,439                415,306
Proposed dividend                                                                                99,861                132,382
Hedging reserves                                                                                    454                  3,258
Translation reserves                                                                              3,949                  3,867
                                                                                           ------------           ------------
Total shareholders' equity                                                                      715,407                904,651
                                                                                           ------------           ------------
LIABILITIES
Non-current liabilities
Deferred tax                                                                      10             73,261                 54,560
Mortgage debt and bank loans                                                   13,15            333,284                729,088
                                                                                           ------------           ------------
Total non-current liabilities                                                                   406,545                783,648
                                                                                           ------------           ------------
Current liabilities
Mortgage debt and bank loans                                                   13,15             62,141                 59,926
Trade payables                                                                                   15,668                 22,918
Current tax liabilities                                                                           9,357                  9,381
Other liabilities                                                                 14             23,060                 23,592
Deferred income                                                                   12              7,384                  6,022
                                                                                           ------------           ------------
Total current liabilities                                                                       117,610                121,839
                                                                                           ------------           ------------
Total liabilities                                                                               524,155                905,487
                                                                                           ------------           ------------
Total shareholders' equity and liabilities                                                    1,239,562              1,810,138
                                                                                           ------------           ------------
Accounting policies                                                              1-3
Collateral security                                                               15
Guarantee and contingent liabilities                                              16
Contractual liabilities                                                           17
Fair value of derivative financial instruments                                    18
Related party transactions                                                        19
Earnings per share                                                                21
Appropriation on net profit for the year incl. Proposed dividend
                                                                                  22
Reconciliation to United States Generally Accepted Accounting
Principles (U.S. GAAP)                                                            23

                           The accompanying notes are an integrated part of these financial statements.


                                                       TORM AND SUBSIDIARIES
                                    CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                                                AS OF DECEMBER 31, 2004 AND 2005
                                                   (EXPRESSED IN MILLIONS OF USD)

                                                                                                    Gains/losses
                                                                                          recognized directly in equity
                                             Common    Treasury   Retained   Proposed   Revaluation   Hedging   Translation
                                              shares    shares     profit    dividends    reserve    reserves     reserves    Total
                                              ------    ------     ------    ---------    -------    --------     --------    -----
SHAREHOLDERS' EQUITY

Balance at January 1, 2004                     30.5      (8.7)      358.7       36.7         0.0       (3.6)        0.0      413.6
Change in accounting policies                                      (184.4)                 118.7                             (65.7)
                                                ------------------------------------------------------------------------------------
Balance at January 1, 2004 as restated          30.5     (8.7)      174.3       36.7       118.7       (3.6)        0.0      347.9
Changes in shareholders' equity 2004:
Exchange rate adjustment arising on
translation of entities using a
measurement currency different from USD                                                                             4.0        4.0
Reversal of deferred gain/loss on cash
flow hedges at the beginning of the year                                                                3.6                    3.6
Deferred gain/loss on cash flow hedges at
year-end                                                                                                0.4                    0.4
Reversal of fair value adjustment on
available for sale investments at the
beginning of the year                                                                     (118.7)                           (118.7)
Fair value adjustment on available for
sale investments at year-end                                                               319.3                             319.3
                                                ------------------------------------------------------------------------------------
Net gains/losses recognized directly in
the equity                                       0.0      0.0         0.0        0.0       200.6        4.0         4.0      208.6
Profit for the year                                                 186.6                                                    186.6
                                                ------------------------------------------------------------------------------------
Total income/(expenses) for the year             0.0      0.0       186.6        0.0       200.6        4.0         4.0      395.2
Disposal of treasury shares, cost                         1.0                                                                  1.0
Gain on disposal of treasury shares                                   0.1                                                      0.1
Dividends paid                                                                 (35.4)                                        (35.4)
Dividends paid on treasury shares                                     1.5                                                      1.5
Exchange rate adjustment on dividends paid                            1.3       (1.3)                                          0.0
Proposed dividend for the financial year                            (99.9)      99.9                                           0.0
Exercise of share options                                             5.1                                                      5.1
Bonus share issue                               30.6                (30.6)                                                     0.0
Cost of bonus share issue                                             0.0                                                      0.0
                                                ------------------------------------------------------------------------------------
Total changes in shareholders' equity 2004      30.6      1.0        64.1       63.2       200.6        4.0         4.0      367.5
                                                ------------------------------------------------------------------------------------


                                                       TORM AND SUBSIDIARIES
                                     CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                                                            (CONTINUED)
                                                 AS OF DECEMBER 31, 2004 AND 2005
                                                  (EXPRESSED IN MILLIONS OF USD)


                                                                                          recognized directly in equity
                                              Common   Treasury   Retained   Proposed   Revaluation   Hedging   Translation
                                              shares    shares     profit    dividends    reserve    reserves     reserves   Total
                                              ------    ------     ------    ---------    -------    --------     --------   -----

Shareholders' equity at December 31, 2004       61.1     (7.7)      238.4       99.9       319.3        0.4         4.0      715.4

Changes in shareholders' equity 2005:
Exchange rate adjustment arising on
translation of entities using a
measurement currency different from USD                                                                            (0.1)      (0.1)
Reversal of deferred gain/loss on cash
flow hedges at the beginning of the year                                                                           (0.4)      (0.4)
Deferred gain/loss on cash flow hedges at
year-end                                                                                                            3.3        3.3
Reversal of fair value adjustment on
available for sale investments at the
beginning of the year                                                                                (319.3)                (319.3)
Fair value adjustment on available for
sale investments at year-end                                                                          296.4                  296.4
                                                ------------------------------------------------------------------------------------
Net gains/losses recognized directly in
the equity                                       0.0      0.0         0.0        0.0       (22.9)       2.9        (0.1)     (20.1)
Profit for the year                                                 299.4                                                    299.4
                                                ------------------------------------------------------------------------------------
Total income/(expenses) for the year             0.0      0.0       299.4        0.0       (22.9)       2.9        (0.1)     279.3
Disposal of treasury shares, cost                         0.0                                                                  0.0
Dividends paid                                                                 (94.5)                                        (94.5)
Dividends paid on treasury shares                                     4.1                                                      4.1
Exchange rate adjustment on dividends paid                            5.4       (5.4)                                          0.0
Exercise of share options                                             0.4                                                      0.4
Proposed dividend for the financial year                           (132.4)     132.4                                           0.0
                                                ------------------------------------------------------------------------------------
Total changes in shareholders' equity 2005       0.0      0.0       176.9       32.5       (22.9)       2.9        (0.1)     189.3
                                                ------------------------------------------------------------------------------------

Shareholders' equity at December 31, 2005       61.1     (7.7)      415.3      132.4       296.4        3.3         3.9      904.7

                           The accompanying notes are an integrated part of these financial statements.



                                                       TORM AND SUBSIDIARIES
                                               CONSOLIDATED STATEMENTS OF CASH FLOW
                                          FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005
                                                  (EXPRESSED IN THOUSANDS OF USD)

                                                                                                2004           2005
                                                                                                ----           ----
CASH FLOW FROM OPERATING ACTIVITIES
Operating profit                                                                             179,489        303,185

Adjustments:
Reversal of profit from sale of vessels                                                            0       (54,731)
Reversal of depreciation and impairment losses                                                35,181         47,894
Reversal of other non-cash movements                                                           4,112         (6,523)
Dividends received                                                                            34,157         12,825
Interest income and exchange rate gains                                                        3,395          7,809
Interest expenses                                                                            (15,659)       (26,045)
Income taxes paid                                                                               (471)        (7,505)
Change in inventories, accounts receivables and payables                                     (12,178)       (15,797)
                                                                                          -----------    -----------

Net cash inflow/(outflow) from operating activities                                          228,026        261,112
                                                                                          -----------    -----------
CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets                                                         (187,133)      (635,877)
Investment in equity interests and securities                                                      0        (15,415)
Sale of non-current assets                                                                         0        178,157
                                                                                          -----------    -----------
Net cash inflow/(outflow) from investing activities                                         (187,133)      (473,135)
                                                                                          -----------    -----------
CASH FLOW FROM FINANCING ACTIVITIES
Borrowing, mortgage debt and other financial liabilities                                     146,072        645,493
Repayment/redemption, mortgage debt                                                          (85,688)      (251,905)
Repayment/redemption, lease liabilities                                                      (30,348)             0
Dividends paid                                                                               (33,824)       (90,401)
Purchase/disposal of treasury shares                                                           1,023             40
                                                                                          -----------   -----------
Cash inflow/(outflow) from financing activities                                               (2,765)        303,227
                                                                                          -----------    -----------
Net cash inflow/(outflow) from operating,
investing and financing activities                                                            38,128         91,204

Cash and cash equivalents, at January 1                                                       27,396         65,524
                                                                                          -----------    -----------
Cash and cash equivalents, at December 31                                                     65,524        156,728
Of which used as collateral                                                                        0              0
                                                                                              65,524        156,728
                                                                                          -----------    -----------

                           The accompanying notes are an integrated part of these financial statements.

                              TORM AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005

NOTE 1

CHANGES IN ACCOUNTING POLICIES

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

     In the current year, the TORM Group has adopted all of the International Financial Reporting Standards as at December 31, 2005. The transition is accounted for in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards, and the date of transition is January 1, 2004. The adoption of these standards and interpretations has resulted in changes to the Group's accounting policies in the following areas:

     a) Unrealized gains or losses in respect of bonds and shares in other companies were previously recognized in the income statement under financial items. Shares are regarded as financial assets available for sale. In accordance with IAS 39 "Financial Instruments: Recognition and Measurement" unrealized gains or losses in respect of shares are recognized directly in shareholders' equity and released to the income statement when the assets are derecognized. Bonds are classified as financial assets at fair value through profit or loss. Therefore, unrealized gains or losses in respect of bonds are still recognized in the income statement.

     b) Deferred tax assets and liabilities under the tonnage tax scheme were previously considered as contingent and were disclosed in the Notes. In accordance with IAS 12 "Income Taxes" and the ongoing efforts to convergence with US GAAP and in order to align the accounting under IFRS and under US GAAP, deferred tax assets and liabilities are recognized in the balance sheet and the change for the year is recognized in the income statement.

     c) TORM's share option scheme provides the employees with the choices of cash settlement or receipt of TORM shares. The difference at the date the options are granted between the exercise price and the market price of the shares was previously recognized as a compensation expense in administrative expenses in the income statement. Receipts and payments relating to the exercise of the share options were recognized directly in shareholders' equity. In accordance with IFRS 2 "Share-based Payment" the scheme is treated as cash-settled share-based payment transactions. A liability relating to share options not exercised is recognized in the balance sheet. The change in the liability for the period and the value of the share options exercised in the period are recognized in the income statement. The liability is measured using the Black-Scholes model. In the cash flow statement cash flows relating to the share option scheme are reclassified from financing activities to operating activities.

     d) The Group has chosen to apply the optional exemption in IFRS 1"First-time Adoption of International Financial Reporting Standards" relating to cumulative translation differences. As a consequence, cumulative translation differences are deemed to be zero at the date of transition to IFRS, and gain or loss on a subsequent disposal of an operation applying a functional currency different from USD will exclude translation differences that arose before the date of transition to IFRS.

     e) Non-current assets held for sale were previously included in the respective line in the balance sheet according to the type of asset. In accordance with IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations" non-current assets held for sale are presented in a separate line under current assets in the balance sheet and measured at the lower of carrying amount and fair value less costs to sell. Depreciation of an asset ceases when it is classified as held for sale.

     f) Highly liquid bonds were previously included in "Cash and cash equivalents" in the cash flow statement. In accordance with IAS 7 "Cash Flow Statements" an investment must be subject to an insignificant risk of changes in value to qualify as a cash equivalent. Consequently, bonds with a term to maturity exceeding 3 months are classified as investing activities.

     g) Forward contracts regarding bunker purchases were previously accounted for as cash flow hedges. The current practices do not fulfill the documentation requirements prescribed by IAS 39 "Financial Instruments: Recognition and Measurement". Consequently, value adjustments of forward contracts regarding bunker purchases are recognized in the income statement.

CHANGES IN ACCOUNTING ESTIMATES AND JUDGEMENTS

     The functional currency in the administrative entity is changed to USD from DKK prospectively from January 1, 2005 in accordance with IAS 21 "The Effects of Changes in Foreign Exchange Rates" as a significant part of the DKK assets have been divested during 2005 and the activities of the administrative entity have been further integrated with the operating entities.

     The reporting currency is changed to USD from DKK, which will provide a truer and more fair view of the financial results, financial performance and cash flows of the Group in accordance with IAS 1 "Presentation of Financial Statements" and IAS 21 "The Effects of Changes in Foreign Exchange Rates." The change in reporting currency is implemented retrospectively from January 1, 2004.

EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES, ESTIMATES AND JUDGEMENTS

     The effects of the changes in accounting policies, estimates and judgments on the balance sheet as at January 1, 2005 and on the comparative figures for 2004 for the Group are illustrated in the statements presented on the following page. The statements are presented in USD in accordance with the change in reporting currency.


                                                                                        January 1 - December 31, 2004
                                                                               ----------------------------------------------------
                                                             Reference to                          Effect of
                                                              description       Previous GAAP   transition to IFRS       IFRS
                                                                               ----------------------------------------------------
CONSOLIDATED INCOME STATEMENT
Net revenue                                                                          433.3                               433.3
Port expenses, bunkers and commission                           g                    (83.0)             (0.8)            (83.8)
                                                                                -----------       -----------       -----------
Time charter equivalent earnings                                                     350.3              (0.8)            349.5
Charter hire                                                                         (59.6)                              (59.6)
Operating expenses                                                                   (49.8)                              (49.8)
                                                                                -----------       -----------       -----------
Gross profit/(loss) (Net earnings from shipping
activities                                                                           240.9              (0.8)            240.1
Profit/(loss) from sale of vessels                                                     0.0                                 0.0
Administrative expenses                                         c                    (28.8)             (9.8)            (38.6)
Other operating income                                                                13.2                                13.2
Depreciation and impairment losses                                                   (35.2)                              (35.2)
                                                                                -----------       -----------       -----------
Operating profit                                                                     190.1             (10.6)            179.5
Financial items                                                 a                    199.2            (173.4)             25.8
                                                                                -----------       -----------       -----------
Profit/(loss) before tax                                                             389.3            (184.0)            205.3
Tax expenses                                                    b                     (9.6)             (9.1)            (18.7)
                                                                                -----------       -----------       -----------
Net profit/(loss) for the year                                                       379.7            (193.1)            186.6

ASSETS
Tangible fixed assets                                                                688.0                               688.0
Financial fixed assets                                                               368.5                               368.5
                                                                                -----------       -----------       -----------
Total non-current assets                                                           1,056.5                             1,056.5
Total current assets                                                                 183.1                               183.1
                                                                                -----------       -----------       -----------
Total assets                                                                       1,239.6               0.0           1,239.6

SHAREHOLDERS' EQUITY AND LIABLITIES
Total shareholders' equity                                      b, c                 790.5             (75.1)            715.4
                                                                                -----------       -----------       -----------
Non-current liabilities                                         b                    333.3              73.3             406.6
Current liabilities                                             c                    115.8               1.8             117.6
                                                                                -----------       -----------       -----------
Total liabilities                                                                    449.1              75.1             524.2
Total shareholders' equity and liabilities                                         1,239.6               0.0           1,239.6
                                                                                -----------       -----------       -----------

                                                                                                   January 1,         December 31,
                                                                                                       2004              2004
SHAREHOLDERS' EQUITY
Shareholders' equity, previous GAAP                                                                    413.6             790.5
Deferred tax                                                    b                                      (58.8)            (73.3)
Liability regarding outstanding share options                   c                                       (6.9)             (1.8)
                                                                                                  -----------       -----------
Shareholders' equity, IFRS                                                                             347.9             715.4
                                                                                                  -----------       -----------


ACCOUNTING PRINCIPLES NOT YET ADOPTED

     The following standards have not yet been adopted:

     IFRS 7 "Financial Instruments: Disclosures". The standard adds certain new disclosures about financial instruments to those currently required by IAS 32, replaces the disclosures now required by IAS 30 and compiles all of those financial instruments disclosures together in a new standard. The standard is effective for periods beginning on or after January 1, 2007.

     Amendment to IAS 1 "Presentation of Financial Statements". The amendment introduces disclosure requirements about the level of capital and how the capital is managed. The amendment is effective for periods beginning on or after January 1, 2007.

     TORM expects to implement these new disclosure requirements with effect from the financial year 2006.

NOTE 2

ACCOUNTING POLICIES

     The annual report has been prepared in accordance with the International Financial Reporting Standards and the disclosure requirements for Danish listed companies' financial reporting. The financial statements are prepared in accordance with the historical cost convention except where fair value accounting is specifically required by IFRS.

     The functional currency in all major entities is USD, and the Group applies USD as presentation currency in the preparation of financial statements.

KEY ACCOUNTING POLICIES

     The Management considers the following to be the most important accounting policies for the TORM Group.

Participation in pools

     TORM generates its revenue from shipping activities, which to a large extent are conducted through pools. Total pool revenue is generated from each vessel participating in the pools in which the Group participates and is based on either voyage or time charter parties. The pool measures net revenues based on the contractual rates and the duration of each voyage, and net revenue is recognized upon delivery of service in accordance with the terms and conditions of the charter parties.

     The pools are regarded as jointly controlled operations, and the Group's share of the income statement and balance sheet in the respective pools is accounted for by recognizing a proportional share, based on participation in the pool, combining items of uniform nature. The Group's share of the revenues in the pools is primarily dependent on the number of days the Group's vessels have been available for the pools in relation to the total available pool earning days during the period.

     TORM acts as pool manager for 3 pools in which the Group is participating with a significant number of vessels. As pool manager TORM receives a chartering commission income to cover the expenses associated with this role. The charter commission income is calculated as a fixed percentage of the freight income from each charter agreement. If the pool does not earn any freight income, TORM will not receive any commission income. The commission income is recognized in the income statement under "Other operating income" simultaneously with the recognition of the underlying freight income in the pool.

Cross over voyages

     Revenue and the related expenses are recognized upon delivery of service in accordance with the terms and conditions of the charter parties.

     For cross over voyages (voyages in progress at the end of a reporting period) the uncertainty and the dependence on estimates are greater than for concluded voyages. The Group recognizes a percentage of the estimated revenue and voyage expenses for the voyage equal to the percentage of the estimated duration of the voyage completed on the balance sheet date. The estimate of revenue and voyage expenses is based on the expected duration and destination of the voyage, vessel statistics regarding bunker consumption, estimates of port expenses and previous experience.

     When recognizing net revenue, there is a risk that the actual number of days it takes to complete the voyage will differ from the estimate, and for time charter parties a lower day rate may have been agreed for additional days. The contract for a single voyage may state several alternative destination ports. The destination port may change during the voyage, and the rate may vary depending on the destination port. Changes to the estimated duration of the voyage as well as changing destinations and weather conditions will affect the voyage expenses.

Demurrage revenues

     Freight contracts contain conditions regarding the amount of time available for loading and discharging of the vessel. If these conditions are breached, TORM is compensated for the additional time incurred in the form of a demurrage revenue. Demurrage revenues are recognized upon delivery of service in accordance with the terms and conditions of the charter parties.

     Upon completion of the voyage, the Group assesses the time spent in port, and a demurrage claim based on the relevant contractual conditions is submitted to the charterers. The claim will often be met by counter claims due to differences in the interpretation of the agreement compared to the actual circumstances of the additional time used. Based on previous experience, 95% of the demurrage claim submitted is recognized as demurrage revenue. The Group receives the demurrage payment upon reaching final agreement of the amount, which on average is approximately 100 days after the original demurrage claim was submitted. If the Group accepts a reduction of more than 5% of the original claim, or if the charterer is not able to pay, demurrage revenue will be affected.

Vessels

     Vessels are measured at cost less accumulated depreciation and accumulated impairment losses. Cost comprises acquisition cost and costs directly related to the acquisition up until the time when the asset is ready for use including interest expenses incurred during the period of construction.

     All major components of vessels except for dry-docking costs are depreciated on a straight-line basis to the estimated residual value over their estimated useful lives, which TORM estimates to be 25 years. The Group considers that a 25-year depreciable life is consistent with that used by other shipowners with comparable tonnage. Depreciation is based on cost less the estimated residual value. Residual value is estimated as the lightweight tonnage of each vessel multiplied by scrap value per ton. The useful life and the residual value of the vessels are reviewed at least at each financial year-end based on market conditions, regulatory requirements and the Group's business plans. The Group also evaluates the carrying amounts to determine if events have occurred that indicate impairment and would require a modification of their carrying amounts.

     Prepayment on vessels under construction is measured at costs incurred.

Dry-docking costs

     The vessels are required to undergo planned dry-dockings for replacement of certain components, major repairs and maintenance of other components, which cannot be carried out while the vessels are operating, approximately every 30 and 60 months depending on the nature of work and external requirements. These dry-docking costs are capitalized and depreciated on a straight-line basis over the estimated period until the next dry-docking. The residual value of such components is estimated at nil. The useful life of the dry-docking costs are reviewed at least at each financial year-end based on market conditions, regulatory requirements and TORM's business plans.

     The cost of acquiring a new vessel is divided into dry-docking costs and the remaining cost of the vessel. The two elements are recognized and depreciated separately. For newbuildings, the initial dry-docking asset is estimated based on the expected costs related to the first-coming dry-docking, which is again based on experience and past history of similar vessels. For second-hand vessels, a dry- docking asset is also segregated and capitalized separately, however, taking into account the normal docking intervals in TORM.

     At subsequent dry-dockings the costs comprise the actual costs incurred at the dry-docking yard. Dry docking costs may include the cost of hiring crews to effect replacements and repairs and the cost of parts and materials used, cost of travel, lodging and supervision of TORM personnel and the cost of hiring third party personnel to oversee a dry-docking. Dry-docking activities include, but are not limited to, the inspection, service on turbocharger, replacement of shaft seals, service on boiler, replacement of hull anodes, applying of antifouling and hull paint, steel repairs and refurbishment and replacement of other parts of the vessel.

Deferred tax

     All significant Danish entities within the Group entered the Danish tonnage taxation scheme for a binding 10-year period with effect from January 1, 2001 and have filed tax returns for the fiscal years 2001 to 2004. Under the Danish tonnage taxation scheme, taxable income is not calculated on the basis of income and expenses as under the normal corporate taxation. Instead, taxable income is calculated with reference to the tonnage used during the year. The taxable income for a Company for a given period is calculated as the sum of the taxable income under the tonnage taxation scheme and the tax- able income from the activities that are not covered by the tonnage taxation scheme made up in accordance with the ordinary Danish corporate tax system.

     If the entities' participation in the Danish tonnage taxation scheme is abandoned or if the entities' level of investment and activity is significantly reduced, a deferred tax liability will become payable. A deferred tax liability is recognized in the balance sheet at each period end and is accounted for using the balance sheet liability method. Currency exchange adjustments relating to deferred tax are recognized under financial items in the income statement. The deferred tax liability relating to the vessels is measured on the basis of the difference between the tax value of the vessels at the date of entry into the tonnage taxation scheme and the lower of the cost and the realized or realizable sales value of the vessels.

OTHER ACCOUNTING POLICIES

Consolidation principles

     The consolidated financial statements comprise the financial statements of the Parent Company, A/S Dampskibsselskabet TORM and its subsidiaries, i.e. the entities in which the Parent Company, directly or indirectly, holds the majority of the votes or otherwise has a controlling interest.

     Entities in which the Group holds between 20% and 50% of the votes and exercises significant but not controlling influence are regarded as associated companies.

     Associated companies which are by agreement managed jointly with one or more other companies, and therefore subject to joint control (jointly controlled entities), are accounted for using proportionate consolidation, whereby the individual items in their financial statements are included in proportion to the ownership share.

     The consolidated financial statements are prepared on the basis of the financial statements of the Parent Company, its subsidiaries and proportionately consolidated companies by combining items of a uniform nature and eliminating inter-company transactions, balances and shareholdings as well as realized and unrealized gains and losses on transaction between the consolidated companies. The financial statements used for consolidation purposes are prepared in accordance with the Group's accounting policies. Entities are included in the consolidated financial statements from the date of acquisition or founding until the date of disposal or wounding up.

Foreign currencies

     The functional currency of all significant entities including subsidiaries and associated companies is USD, because the Group's vessels operate in international shipping markets, in which revenues and expenses are settled in USD, and the Group's most significant assets and liabilities in the form of vessels and related mortgage debt are in USD. Transactions in currencies other than the functional currency are translated into the functional currency at the date of the transactions. Gains or losses arising between the exchange rate at the transaction date and the exchange rate at the settlement date are recognized in the income statement under financial items.

     Cash, accounts receivable and payable and other monetary items denominated in currencies other than the functional currency are translated into the functional currency at the exchange rate prevailing at the balance sheet date. Differences between the exchange rate at the transaction date and the exchange rate at the balance sheet date are recognized in the income statement under financial items.

     The reporting currency of the Group is USD. Upon recognition of entities with functional currencies other than USD, the financial statements are translated into USD. Items in the income statement are translated into USD at the average exchange rates for the period, whereas balance sheet items are translated at the exchange rates as at the balance sheet date. Exchange differences arising from the translation of financial statements into USD are recognized as a separate component of shareholders' equity. On the disposal of an entity, the cumulative amount of the exchange differences deferred in the separate component of equity relating to that entity shall be transferred to the income statement as part of the gain or loss on disposal.

     An exchange rate gain or loss relating to a non-monetary item carried at fair value is recognized in the same line as the fair value adjustment.

Derivative financial instruments

     Derivative financial instruments, primarily interest rate swaps, forward freight agreements and forward contracts regarding bunker purchases, are entered to hedge future committed or anticipated transactions. TORM applies hedge accounting under the specific rules for cash flow hedges when allowed and appropriate. In addition, TORM takes very limited positions in forward freight agreements as a supplement to the Group's physical positions in vessels, which are not entered for hedge purposes.

     Derivative financial instruments are initially recognized in the balance sheet at cost and are subsequently measured at their fair value as other receivables or other liabilities respectively.

     Changes in fair value of derivative financial instruments, which are designated as cash flow hedges, are recognized directly in share- holders' equity under "Hedging reserves". When the hedged trans- action is recognized in the income statement, the cumulative value adjustment recognized in equity is transferred to the income statement and included in the same line as the hedged transaction.

     Changes in fair value of derivative financial instruments that are not designated as hedges are recognized in the income statement. While effectively reducing cash flow risk in accordance with the risk management policy of the Group, the current use of interest rate swaps with cap features, forward freight agreements and forward contracts regarding bunker purchases does not qualify for hedge accounting. Changes in fair value of interest rate swaps with caps features, for- ward freight agreements and forward contracts regarding bunker purchases are therefore recognized in the income statement under "Financial items", "Net revenue" and "Port expenses, bunkers and commissions" respectively. Changes in fair value of forward freight agreements, which are not entered for hedge purposes, are recognized in "Net revenue".

     All fair values are based on market-to-market prices or standard pricing models.

Segment information

     TORM consists of two business segments: Tanker and Bulk. This segmentation is based on the Group's internal management and reporting structure in addition to evaluation of risk and earnings. Transactions between segments are based on market-related prices and are eliminated at Group level.

     The Group only has one geographical segment, because the Group considers the global market as a whole, and as the individual vessels are not limited to specific parts of the world.

     The segment income statement comprises revenues directly attributable to the segment and expenses, which are directly or indirectly attributable to the segment. Indirect allocation of expenses is based on distribution keys reflecting the segment's use of shared resources.

     The segment non-current assets consist of the non-current assets used directly for segment operations.

     Current assets are allocated to segments to the extent that they are directly attributable to segment operations, including inventories, outstanding freight, other receivables and prepayments.

     Segment liabilities comprise segment-operating liabilities including trade payables and other liabilities.

     Not-allocated items primarily comprise assets and liabilities as well as revenues and expenses relating to the Group's administrative functions and investment activities, including cash and bank balances, interest bearing debt, taxes, etc.

Employee benefits

     Wages, salaries, social security contributions, paid holiday and sick leave, bonuses and other monetary and non-monetary benefits are accrued in the year in which the employees render the associated services.

Pension plans

     The Group has entered into defined contribution plans only. Pension costs related to defined contribution plans are recorded in the income statement in the year to which they relate.

Share based compensation

     The Board of directors, the Management and a number of key employees participate in a share option scheme. The scheme provides these persons with the choices of cash settlement or receipt of TORM shares. At the balance sheet date a liability relating to share options not exercised is recognized in the balance sheet under other liabilities. The change in the liability for the period and the value of the share options exercised in the period is recognized in the income statement. The liability is measured using the Black-Scholes model.

Leases

     Agreements to charter in vessels and to lease other property, plant and equipment, where TORM has substantially all the risks and rewards of ownership, are recognized in the balance sheet as finance leases. Lease assets are measured at the lower of fair value and the present value of minimum lease payments determined in the agreements.

     For the purpose of calculating the present value, the interest rate implicit in the lease or an approximate value is used as discount factor. The lease assets are depreciated and written down under the same accounting policy as the vessels owned by the Group or over the lease period depending on the lease terms.

     The corresponding lease obligation is recognized as a liability in the balance sheet, and the interest element of the lease payment is charged to the income statement as incurred.

     Other charter agreements concerning vessels and other leases are classified as operating leases, and lease payments are charged to the income statement on a straight-line basis over the lease term. The obligation for the remaining lease period is disclosed in the notes to the financial statement.

     Agreements to charter out vessels, where substantially all the risks and rewards of ownership are transferred to the lessee, are classified as finance leases, and an amount equal to the net investment in the lease is recognized and presented in the balance sheet as a receivable. The carrying amount of the vessel is derecognized and any gain or loss on disposal is recognized in the income statement.

     Other agreements to charter out vessels are classified as operating leases and lease income is recognized in the income statement on a straight-line basis over the lease term.

Sale and leaseback transactions

     A gain or loss related to a sale and leaseback transaction resulting in a finance lease is deferred and amortized in proportion to the gross rental on the time charter over the lease term.

     A gain related to a sale and leaseback transaction resulting in an operating lease is recognized in the income statement immediately provided the transaction is agreed on market terms or the sales price is lower than the fair value. If the sales price exceeds the fair value, the difference between the sales price and the fair value is deferred and amortized in proportion to the lease payments over the life of the lease.

     A loss related to a sale and leaseback transaction resulting in an operating lease is recognized in the income statement at the date of transaction except if the loss is reflected in future lease payments below fair value, it is deferred and amortized in proportion to the lease payments over the life of the lease.

INCOME STATEMENT

Net revenue

     Income, including net revenue, is recognized in the income statement when:

     o the income creating activities have been carried out on the basis of a binding agreement,

     o    the income can be measured reliably,

     o it is probable that the economic benefits associated with the transaction will flow to the Group, and

     o    costs relating to the transaction can be measured reliably.

     Net revenue comprises freight, charter hire and demurrage revenues from the vessels and gains and losses from forward freight agreements. Net revenue is recognized when it meets the general criteria mentioned above and the stage of completion can be measured reliably. Accordingly, freight, charter hire and demurrage revenue is recognized at selling price upon delivery of service in accordance with the charter parties concluded.

Port expenses, bunkers and commissions

     Port expenses, bunker fuel consumption and commissions are recognized upon delivery of service in accordance with the charter parties concluded.

Charter hire

     Charter hire includes the expenses related to the chartering in of vessels incurred in order to achieve the net revenues for the period.

Operating expenses

     Operating expenses, which comprise crew expenses, repair and maintenance expenses and tonnage duty, are expensed as incurred.

Profit from sale of vessels

     Profit or loss from sale of vessels is recognized when the significant risks and rewards of ownership have been transferred to the buyer, and it is measured as the difference between the sales price less sales costs and the carrying amount of the asset.

Administrative expenses

     Administrative   expenses,   which  comprise  administrative  staff  costs,
management costs, office expenses and other expenses relating to administration, are expensed as incurred.

Other operating income

     Other  operating  income  primarily   comprises   chartering   commissions,
management fees and profits and losses deriving from the disposal of other plant and operating equipment.

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

Financial items

     Financial items comprise interest income and interest expense, financing costs of finance leases, realized and unrealized exchange rate gains or losses relating to transactions in currencies other than the functional currency, realized gains or losses from other investments and securities, unrealized gains or losses from securities, dividends received and other financial income and expenses including value adjustments of certain financial instruments not accounted for as hedging instruments. Interest is recognized in accordance with the accrual basis of accounting taking into account the effective interest rate. Dividends are recognized when the right to receive payment has been decided, which is typically when the dividend has been declared and can be received without conditions.

Tax

     In Denmark, A/S Dampskibsselskabet TORM is jointly taxed with its Danish subsidiaries. The Parent Company provides for and pays the aggregate Danish tax of the taxable income of these companies but recovers the relevant portion of the taxes paid from the subsidiaries based on each entity's portion of the aggregate taxable income. Tax expenses include the expected tax including tonnage tax of the taxable income for the year for the Group, adjustments relating to previous years and the change in deferred tax for the year. However, tax relating to items posted in shareholders' equity is posted directly in shareholders' equity.

BALANCE SHEET

Other plant and equipment

     Land is measured at cost.

     Buildings  are  measured  at  cost  less   accumulated   depreciation   and
accumulated impairment losses. Buildings are depreciated on a straight-line basis over 50 years.

     Operating equipment is measured at cost less accumulated depreciation. Computer equipment is depreciated on a straight-line basis over 3 years, and other operating equipment is depreciated on a straight-line basis over 5 years.

     Leasehold improvements are measured at cost less accumulated amortization and impairment losses, and leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease and the estimated useful life.

     Cost  comprises   acquisition  cost  and  costs  directly  related  to  the
acquisition up until the time when the asset is ready for use.

Financial assets

     Financial assets are initially recognized on settlement date at fair value plus transaction costs, except for financial assets at fair value through profit or loss, which are recognized at fair value. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred.

     Financial assets are classified as:

     o    Financial assets at fair value through profit or loss

     o    Held-to-maturity investments

     o    Loans and receivables or

     o    Available-for-sale financial assets.

Other investments

     Other investments comprise shares in other companies and are classified as available-for-sale. Listed shares are measured at the market value at the balance sheet date, and unlisted shares are measured at estimated fair value. Unrealized gains and losses resulting from changes in fair value of shares are recognized in equity. Realized gains and losses resulting from sales of shares are recognized as financial items in the income statement. The cumulative value adjustment recognized in equity is transferred to the income statement when the shares are sold.

     Dividends on shares in other companies are recognized as income in the period in which they are declared.

     Other investments are presented as non-current unless Management intends to dispose of the investments within 12 months of the balance sheet date.

Receivables

     Outstanding freight receivables and other receivables that are of a current nature, expected to be realized within 12 months from the balance sheet date, are classified as loans and receivables and presented as current assets. Receivables are measured at the lower of amortized cost and net realizable values, which corresponds to nominal value less provision for bad debts.

Securities

     Bonds are classified as financial assets at fair value through profit or loss and are measured at market value at the balance sheet date. Realized and unrealized gains and losses resulting from valuation or realization of bonds are recognized as financial items in the income statement. Bonds are traded frequently and therefore presented as current assets.

Impairment of assets

     Non-current assets are reviewed to determine any indication of impairment. In the case of such indication, the recoverable amount of the asset is estimated as the higher of the asset's net selling price and its value in use. If this amount is less than the carrying amount of the asset, the carrying amount is reduced to the recoverable amount. The impairment loss is recognized immediately in the income statement.

     For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). For vessels, the cash-generating unit is the total fleet of the Group.

Inventories

     Inventories consist of bunkers and lubricants and are stated at the lower of cost and net realizable value. The cost is determined by the FIFO-method and includes expenditures incurred in acquiring the inventories and delivery cost less discounts.

Non-current assets held for sale

     Non-current assets held for sale are presented in a separate line under current assets in the balance sheet and measured at the lower of carrying amount and fair value less costs to sell. Depreciation of an asset ceases when it is classified as held for sale.

Treasury shares

     Treasury shares are recognized as a separate component of share- holders' equity at cost. Upon subsequent disposal of treasury shares, any consideration is also recognized directly in shareholders' equity.

Dividend

     Dividend is recognized as a liability at the time of declaration at the Annual General Meeting. Dividend proposed for the year is moved from retained profit and presented as a separate component of shareholders' equity.

Provisions

     Provisions are recognized when the Group has a legal or constructive obligation as a result of past events and it is probable that it will lead to an outflow of resources that can be reliably estimated. Provisions are measured at the estimated ultimate liability that is expected to arise taking into account the time value of money.

Liabilities

     Liabilities are generally measured at amortized cost.

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

     Cash flow from operating activities is presented indirectly and is based on profit before financial items for the year adjusted for profit from sale of vessels, non-cash operating items, changes in working capital, income tax paid, dividends received and interest paid/received.

     Cash flow from investing activities comprises dividends received and the purchase and sale of tangible fixed assets and financial fixed assets.

     Cash flow from financing activities comprises changes in long-term debt, bank loans, purchases or sales of treasury shares and dividend paid to shareholders.

     Cash and cash equivalents comprise cash at bank and in hand and highly liquid bonds with a term to maturity not exceeding 3 months. Other bonds and other investments are classified as investment activities.

EARNINGS PER SHARE

     Basic earnings per share is calculated by dividing the consolidated profit or loss available to common shareholders by the weighted average number of common shares outstanding during the period. Treasury shares are not included in the calculation. Purchases and sales of treasury shares during the period are weighted based on the remaining period.

     Diluted earnings per share is calculated by adjusting the consolidated profit or loss available to common shareholders and the weighted average number of common shares outstanding for the effects of all potentially dilutive shares. Such potentially dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)

     As a consequence of the registration of American Depository Receipts (ADRs) with the United States Securities and Exchange Commission (SEC), the Group has prepared a summary of the effect on net income and shareholders' equity had the financial statements been prepared in accordance with the accounting principles generally accepted in the United States.

NOTE 3

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

     The preparation of consolidated financial statements in conformity with IFRS and accounting principles generally accepted in the United States requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are affected by the way TORM applies its accounting policies. An accounting estimate is considered critical if: the estimate requires Management to make assumptions about matters that were highly uncertain at the time the estimate was made; different estimates reasonably could have been used; or if changes in the estimate that would have a material impact on the Group's financial condition or results of operations are reasonably likely to occur from period to period. Management believes that the accounting estimates employed are appropriate and resulting balances are reasonable. However, actual results could differ from the original estimates requiring adjustments to these balances in future periods.

     Management believes that the following are the significant accounting estimates and judgments used in the preparation of the consolidated financial statements and the reconciliation to US GAAP.

Carrying amounts of vessels

     The Group evaluates the carrying amounts of the vessels to deter- mine if events have occurred that would require a modification of their carrying amounts. The valuation of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. In assessing the recoverability of the vessels, the Group reviews certain indicators of potential impairment such as reported sale and purchase prices, market demand and general market conditions. Market valuations from leading, independent and internationally recognized shipbroking companies are obtained on a semi-annual basis as part of the review for potential impairment indicatory. Under US GAAP, if an indication of impairment is identified, the undiscounted future cash flows are compared to carrying amount of the assets. If these are less than the carrying amount, an impairment loss is recorded based on the difference between the fair value (generally based on discounted future cash flows) and the carrying amount of the vessels. If, under IFRS, an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the net selling price and the discounted future cash flows.

     The review for potential impairment indicators and projection of future undiscounted and discounted cash flows related to the vessels is complex and requires the Group to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile.

     The carrying amounts of TORM's vessels may not represent their fair-market value at any point in time as market prices of second- hand vessels to a degree tend to fluctuate with changes in charter rates and the cost of newbuildings. However, if the estimated future cash flow or related assumptions in the future experience change, an impairment of vessels may be required.

     There were no impairments of vessels recorded in 2004 or 2005.

Tax

     All significant Danish entities within the Group entered the then newly enacted Danish tonnage taxation scheme with effect from January 1, 2001 and have filed tax returns for 2001 to 2004. The assessment of the tax returns by the tax authorities has not yet been completed. The tax regulations are highly complex, and while the Group aims to ensure the estimates of tax assets and liabilities that it records are accurate, there may be instances where the process of agreeing the tax liabilities with the tax authorities could require adjustments to be made to estimates previously recorded.

     It is the Group's assessment that there is material uncertainty as to the estimate of taxes payable as of December 31, 2005 due to the lack of precedents that have interpreted the tonnage tax regulation. The estimate is based on scenario analyses and discussions with the tax authorities, tax advisors and industry organizations, and the uncertainty primarily relates to the division of the activities between income and expenses from shipping related activities, which are taxed under the tonnage tax scheme, and income and expenses from other activities, which are not taxed under the tonnage tax scheme.

     The Group estimates that the tax returns filed for 2001 to 2004 will not trigger taxes payable in excess of the amount, which has been recognized as per December 31, 2005, because estimated taxable income to a large extent is offset by deductible losses from prior periods, and that the deferred tax liability recorded is adequate.


NOTE 4  - NET EARNINGS FROM SHIPPING ACTIVITIES (in USD million)

                                                                    For the year ended December 31, 2004
                                                             Tanker            Bulk      Not allocated         Total
                                                             ------            ----      -------------         -----
CONSOLIDATED SEGMENT INFORMATION
INCOME STATEMENT

Net revenue                                                   255.7           177.5             0.1            433.3
Port expenses, bunkers and commissions                        (68.8)          (15.0)            0.0           (83.8)
                                                           ---------       ---------          ------        ---------
Time Charter Equivalent Earnings                              186.9           162.5             0.1            349.5

Charter hire                                                  (13.5)          (46.1)            0.0           (59.6)
Operating expenses                                            (39.5)          (11.6)            1.3           (49.8)
                                                           ---------        --------        --------        ---------
Gross profit/(loss) (Net earnings from shipping
activities)                                                   133.9           104.8             1.4           240.1
Profit/(loss) from sale of vessels                              0.0             0.0             0.0             0.0
Administrative expenses                                       (28.5)           (9.5)           (0.6)          (38.6)
Other operating income                                         12.9             0.3             0.0            13.2
Depreciation and impairment losses                            (28.6)           (6.5)           (0.1)          (35.2)
                                                            --------        --------        --------         --------
Operating profit                                               89.7            89.1             0.7           179.5
Financial items                                                                                25.8            25.8
                                                                                            --------         --------
Profit/(loss) before tax                                                                       26.5           205.3
Tax expenses                                                                                  (18.7)          (18.7)
                                                                                              ------       ---------
Net profit/(loss) for the year                                                                  7.8           186.6


BALANCE                                                                                     As of December 31, 2004
Total non-current assets                                      565.6           122.3           368.5         1,056.4
Total assets                                                  605.5           130.8           503.3         1,239.6
Total liabilities                                              29.5             8.0           486.7           524.2

OTHER INFORMATION
Additions to tangible fixed assets                            126.4            60.9             0.0           187.3
Impairment losses recognized in the income
statement                                                       0.0             0.0             0.0            0.0

     Financial items, tax expenses and the termination of the Company's Offshore and Liner activity are included in "Not allocated".

     The comparative figures on segment information have been changed as all financial items are included in "Not allocated", whereas previously certain financial items, among others interest expenses from loans on vessels, were allocated to segments, Furthermore, mortgage debt and bank loans are included in "Not allocated", whereas previously allocated to segments.


                                                                           For the year ended December 31, 2005
                                                             Tanker            Bulk    Not allocated           Total
                                                             ------            ----    -------------           -----
CONSOLIDATED SEGMENT INFORMATION
INCOME STATEMENT
Net revenue                                                   419.3           167.6             0.0           586.9
Port expenses, bunkers and commissions                      (111.4)           (11.7)            0.0          (123.1)
                                                           ---------       ---------          ------        ---------
Time Charter Equivalent Earnings                              307.9           155.9             0.0           463.8

Charter hire                                                  (44.3)          (37.9)            0.0           (82.2)
Operating expenses                                            (51.4)          (15.3)            0.0           (66.7)
                                                           ---------        --------        --------        ---------
Gross profit/(loss) (Net earnings from shipping
activities)                                                   212.2           102.7             0.0           314.9
Profit/(loss) from sale of vessels                             54.7             0.0             0.0            54.7
Administrative expenses                                       (25.4)           (5.8)            0.0           (31.2)
Other operating income                                         12.4             0.2             0.0            12.6
Depreciation and impairment losses                            (37.0)          (10.8)            0.0           (47.8)
                                                            --------        --------        --------         --------
Operating profit                                              216.9            86.3             0.0            303.2
                                                            --------        --------
Financial items                                                                                (3.8)           (3.8)
                                                                                            --------        --------
Profit/(loss) before tax                                                                       (3.8)          299.4

Tax expenses                                                                                    0.0             0.0
                                                                                              ------       ---------
Net profit/(loss) for the year                                                                 (3.8)          299.4


BALANCE                                                                                      As of December 31, 2005
Total non-current assets                                    1,025.8           141.3           361.0         1,528.1
Total assets                                                1,139.2           145.5           525.4         1,810.1
Total liabilities                                              39.4             5.7           860.4           905.5

OTHER INFORMATION
Additions to tangible fixed assets                            607.2            28.7             0.0           635.9
Impairment losses recognized in the income
statement                                                       0.4             0.1             0.0             0.5


                                Financial items and tax expenses are included in "Not allocated".


NOTE 5  - STAFF COSTS (in USD million)

                                           For the years ended December 31
                                                2004             2005
                                                ----             ----
Total staff costs
Staff costs included in operating                 10.7             12.9
Costs
Staff costs included in administrative            27.4             21.1
expenses
                                             ---------        ---------
Total                                             38.1             34.0
                                             ---------        ---------
Staff costs comprise the following
Wages and salaries                                25.8             30.3
Share-based compensation                           9.8              0.5
Pension costs                                      2.3              2.7
Other social security costs                        0.2              0.5
                                             ---------        ---------
Total                                             38.1             34.0
                                             ---------        ---------
Hereof remuneration to the Board of
Directors and salaries to the Management
Wages and salaries                                 2.5              3.7
Share-based compensation                           3.7              0.5
Pension and social security costs                  0.1              0.1
                                             ---------        ---------
Total                                              6.3              4.3
                                             ---------        ---------

Hereof remuneration to the Board of                1.4              0.9
directors
Hereof salaries to the Management                  4.9              3.4
                                             ---------        ---------
Total                                              6.3              4.3
                                             ---------        ---------

Employee information

     The average  number of staff in TORM in the  financial  year was 339 (2004:
295). The majority of the staff on vessels are not employed by TORM.

     The members of Management are, in the event of termination by the Company, entitled to a severance payment of up to 18 months' salary. The pension age for members of Management is 62.


                                                           Total options                  Option allocation per year
                                                              2005                2001               2002              2003
                                                              ----                ----               ----              ----
Share option program - 2001 to 2005*

Board of Directors
Allocated                                                    105,820              24,420               40,700            40,700
Exercised in 2003                                            (24,420)             (8,140)             (16,280)                0
Exercised in 2004                                            (36,560)            (16,280)              (4,000)          (16,280)
Exercised in 2005                                            (20,420)                  0              (20,420)                0
Forfeited/expired                                                  0                   0                    0                 0
                                                         ------------        ------------         ------------      ------------
Not exercised at December 31, 2005                            24,420                   0                    0            24,420
                                                         ------------        ------------         ------------      ------------
Management
Allocated                                                    463,420             106,940              178,240           178,240
Exercised in 2003                                           (285,180)           (106,940)            (178,240)                0
Exercised in 2004                                           (178,240)                  0                    0          (178,240)
Forfeited/expired                                                  0                   0                    0                 0
                                                         ------------        ------------         ------------      ------------
Not exercised at December 31, 2005                                 0                   0                    0                 0
                                                         ------------        ------------         ------------      ------------
Key Employees
Allocated                                                    634,640             206,120              214,260           214,260
Exercised in 2003                                           (420,380)           (206,120)            (214,260)                0
Exercised in 2004                                           (214,260)                  0                    0          (214,260)
Forfeited/expired                                                  0                   0                    0                 0
                                                        ------------        ------------         ------------      ------------
Not exercised at December 31, 2005                                 0                   0                    0                 0
                                                        ------------        ------------         ------------      ------------
Resigned persons
Allocated                                                    402,760             147,820              131,540           123,400
Exercised in 2003                                           (232,240)           (138,840)             (93,400)                0
Exercised in 2004                                           (162,380)             (8,980)            (30, 000)         (123,400)
Exercised in 2005                                             (8,140)                  0               (8,140)                0
Forfeited/expired                                                  0                   0                    0                 0
                                                         ------------        ------------         ------------      ------------
Not exercised at December 31, 2005                                 0                   0                    0                 0
                                                         ------------        ------------         ------------      ------------
Total number of not exercised options at
December 31, 2005                                             24,420                   0                    0            24,420
                                                         ------------        ------------         ------------      ------------

Not exercised in percentage of common shares                    0.07%               0.00%                0.00%             0.07%

* The figures in the table above and the description below are adjusted to reflect the issue of bonus shares in May 2004.


     The classification has been adjusted to reflect the persons association with TORM as at December 31, 2005.

     In 2001, a share option compensation plan for 20 of the Board members, executives and key employees was introduced. The plan grants 1,606,640 options, which are priced at 3 different dates, 485,300 in 2001, 564,740 in 2002 and 556,600 in 2003. Option holders may exercise their options in specified periods and choose to purchase the Company's shares at the strike price or receive a cash payment equivalent to the difference between the strike price and the share price.

     The individual must be employed at the grant date to receive that year's options.

     The share options for 2001 were priced on February 20, 2001, the share options for 2002 were priced on March 20, 2002 and the share options for 2003 were priced on February 27, 2003. The 2001 share options are exercisable at a price of DKK 27 (USD 4.53) per share, the 2002 share options at a price of DKK
29.25 (USD 4.91) per share and the 2003 share options at a price of DKK 31.3 (USD 5.25). The share options can be exercised at the earliest 1 year and at the latest 3 years and four weeks after the pricing, observing the rules concerning insider trading.

     In 2005, 28,560 options have been exercised (2004: 591,440). The weighted average share price at the date of exercise is DKK 281.03 (USD 46.86) per share for shares exercised in 2005 (2004: DKK 184.11 (USD 30.73)). The total number of not exercised options at December 31, 2005 is 24,420 which equates 0.07% of the common shares. The Company has acquired treasury shares to cover the share option program. The cost of the shares has been recognized directly in Shareholders' equity.

     According to the Black-Scholes model, the fair value of the not exercised part of the share option program is estimated at USD 1.0 mill. (2004: USD 1.8 mill.) at the balance sheet date. The amount is recognized in the balance sheet

     The key assumptions of the Black-Scholes model are:

     o The average dividend equals 5.81% (2004: 3.48%) of the average share price for the period.

     o    The volatility is estimated at 27.7% (2004: 93.76%).

     o The risk free interest rate based upon expiry of the options applies to 2.75 % (2004: between 2.37% and 2.50%).

     o The quoted share price as of December 31, 2005 is 305.12 DKK/share (48.25 USD/share) (2004: 225.77 DKK/share (41.29 USD/share)).

NOTE 6 - ADMINISTRATIVE EXPENSES (in USD million)

Remuneration to the auditors
appointed at the Annual
                                                          For the year ended
                                                               December 31
                                                            2004        2005
                                                            ----        ----
General Meeting

Ernst & Young
Audit fees                                                   0.2          0.1
Audit-related fees                                           0.0          0.0
Tax fees                                                     0.0          0.0
Fees other services                                          0.0          0.0
                                                       ---------    ---------
Total fees                                                   0.2          0.1
                                                       ---------    ---------
Deloitte
Audit fees                                                   0.3          0.5
Audit-related fees                                           0.0          0.0
Tax fees                                                     0.1          0.1
Fees other services                                          0.1          0.0
                                                       ---------    ---------
Total fees                                                   0.5          0.6
                                                       ---------    ---------

NOTE 7 - FINANCIAL FIXED ASSETS (in USD million)

Other investments                                           2004        2005
                                                            ----        ----
Cost:
Balance at January 1                                        45.1         49.1
Exchange rate adjustment                                     4.0          0.0
Additions                                                    0.0         15.4
Disposals                                                    0.0          0.0
                                                        ---------   ---------
Balance at December 31                                      49.1         64.5
                                                        ---------   ---------
Value adjustment:
Balance as of January 1                                    118.7        319.4
Exchange rate adjustment                                    27.3        (50.5)
Value adjustment for the year                              173.4         27.6
                                                       ---------    ---------
Balance as of December 31                                  319.4        296.5
                                                       ---------    ---------

Carrying amount at December 31:                            368.5        361.0
                                                       ---------    ---------
Hereof listed                                              368.5        358.5
Hereof unlisted                                              0.0          2.5

NOTE 7

Parent company:
A/S Dampskibsselskabet TORM                 Denmark
Investments in subsidiaries*)                                 Investments in jointly controlled entities*):
Torm Shipware A/S                     100%  Denmark           HMSC Shipping Ltd         50%      Bahamas
Torm Singapore (Pte) Ltd.             100%  Singapore         Long Range 2 A/S          50%      Denmark
Torm Shipping Asia (Pte) Ltd          100%  Singapore         LR2 Management K/S        50%      Denmark
Torm Asia Limited                     100%  Hong Kong
Torm Asia Bulkers Limited             100%  Hong Kong

Eastern Light Shipping Limited        100%  Liberia
Southern Light Shipping Limited       100%  Liberia                Furthermore, TORM is participating
Hermia Shipping Corporation           100%  Liberia           in a number of joint ventures, which are
Hilde Shipping Corporation            100%  Liberia           not legal entities.
Shipping (Germany) G.m.b.H.           100%  Germany
Long Range 1 A/S                      100%  Denmark
Medium Range A/S                      100%  Denmark                The investments in these joint
LR1 Management K/S                    100%  Denmark           ventures are included as investments in
MR Management K/S                     100%  Denmark           jointly controlled operations.
TORM SHIPPING (PHILS.), INC.           25%  Philippines


     The following represents the results reflected in the consolidated income statement and the summarized balance sheet data that is reflected in the consolidated balance sheet for the year ended December 31, 2004 and 2005 in accordance with IFRS associated with jointly controlled entities:

                                                          2004           2005
                                                          ----           ----
Net revenue                                               12.5            0.0
Port expenses, bunkers and commissions                   (5.5)            0.0
                                                        ------         ------
Time Charter Equivalent Earnings                           7.0            0.0
Charter hire and operating expenses                       (0.9)            0.0
                                                       --------       --------
Gross profit (Net earnings from shipping activities)       6.1            0.0
Profit  from sale of vessels                               0.0            0.0
Administrative expenses                                   (1.1)          (1.5)
Other operating income                                     2.0            2.7
Depreciation and impairment losses                        (2.9)            0.0
                                                       --------       --------
Operating profit                                           4.1            1.2
Financial items                                            (1.0)          (0.1)
                                                       --------       --------
Profit before tax                                          3.1           (1.1)
Tax expenses                                              (0.4)           0.0
                                                       --------       --------
Net profit for the year                                   (2.7)          (1.1)

Non current assets                                         0.1            0.0
Current assets                                             3.4            2.1

Non-current liabilities                                    0.0            0.0
Current liabilities                                        1.4            1.0

           Other investments:

           Dampskibsselskabet "Norden" A/S          33% **)Denmark

     The Norden shareholding is currently treated in TORM's accounts as "Other investments" given that TORM is deemed not to have significant influence on Norden in the form of board seats or similar.

     *)   Companies with activity in the financial year.

     **)  Including Norden's treasury shares.


NOTE 8 - TANGIBLE FIXED ASSETS (in USD million)


                                                                      Vessels and      Prepayment on     Other plant
                                                       Land and       capitalized      vessels under     and operating
                                                      buildings       dry-docking       construction       equipment       Total
                                                      ---------       -----------       ------------       ---------       -----
Cost:
Balance at January 1, 2004                                  1.3           651.0            38.5                 6.7         697.5
Exchange rate adjustment                                    0.0             0.0             0.0                 0.0           0.0
Additions                                                   0.0           120.2            65.3                 1.6         187.1
Disposals                                                   0.0            (1.7)            0.0                (2.4)         (4.1)
Transferred to/from other items                             0.0            66.5           (66.5)                0.0           0.0
                                                       --------        --------        --------            --------      --------
Balance at December 31, 2004                                1.3           836.0            37.3                 5.9         880.5
                                                       --------        --------        --------            --------      --------
Depreciation and impairment losses:

Balance at January 1, 2004                                  0.9           156.8             0.0                 3.7         161.4
Exchange rate adjustment                                    0.0             0.0             0.0                 0.0           0.0
Additions                                                   0.0             0.0             0.0                 0.0           0.0
Disposals                                                   0.0            (1.7)            0.0                (2.3)         (4.0)
Reversal of impairment losses                               0.0             0.0             0.0                 0.0           0.0
Depreciation for the year                                   0.0            33.4             0.0                 1.8          35.2
                                                       --------        --------        --------            --------      --------

Balance at December 31, 2004                                0.9           188.5             0.0                 3.2         192.6

Carrying amount at December 31, 2004                        0.4           647.5            37.3                 2.7         687.9
                                                       --------        --------        --------            --------      --------

Cost:
Balance at January 1, 2005                                  1.3           836.0            37.3                 5.9         880.5
Exchange rate adjustment                                    0.0             0.0             0.0                 0.0           0.0
Additions                                                   0.0           340.1           294.7                 1.1         635.9
Disposals                                                   0.0          (137.3)            0.0                (0.9)       (138.2)
Transferred to/from other items                             0.0           191.2          (191.2)                0.0           0.0
Transferred to non-current assets held for sale             0.0             0.0           (43.4)                0.0        (43.4)
                                                       --------        --------        --------            --------      --------
Balance at December 31, 2005                                1.3         1,230.0            97.4                 6.1       1,334.8
                                                       --------        --------        --------            --------      --------
Depreciation and impairment losses:

Balance at January 1, 2005                                  0.9           188.5             0.0                 3.2         192.6
Exchange rate adjustment                                    0.0             0.0             0.0                 0.0           0.0
Additions                                                   0.0             0.0             0.0                 0.0           0.0
Disposals                                                   0.0           (71.9)            0.0                (0.8)        (72.7)
Reversal of impairment losses                              (0.5)            0.0             0.0                 0.0          (0.5)
Depreciation for the year                                   0.0            47.0             0.0                 1.4          48.4
                                                       --------        --------        --------            --------      --------
Balance at December 31, 2005                                0.4           163.6             0.0                 3.8         167.8
                                                       --------        --------        --------            --------      --------
Carrying amount at December 31, 2005                        0.9         1,066.4            97.4                 2.3       1,167.0
                                                       --------        --------        --------            --------      --------
Hereof finance leases                                       0.0             0.0             0.0                 0.0           0.0
                                                       --------        --------        --------            --------      --------
Hereof financial expenses included in cost                  0.0             1.3             0.2                 0.0           1.5


     At October 1, 2004 the value of land and buildings assessed for Danish tax purposes amounted to USD 0.5 million (carrying amount at December 31, 2005 USD
0.4 mill.) compared with USD 0.5 million at October 1, 2003.

     Included in the carrying amount for vessels and capitalized dry-docking are capitalized dry-docking costs in the amount of USD 12.6 million (2004: USD 7.1 mill.).

     Please refer to Note 15 for information with relation to assets used for collateral security.

NOTE 9 - FINANCIAL ITEMS (in USD million)

                                                            For the years ended
                                                               December 31
                                                            2004        2005
                                                            ----        ----
Financial income
Interest income                                              3.4         3.3
Gain on other investments                                    0.0         0.1
Dividends *)                                                34.1        12.8
Gain on derivative financial instruments                     5.2         0.2
Exchange rate adjustment                                     0.0         9.6
                                                        --------    --------
                                                            42.7        26.0
                                                        --------    --------
Financial expenses
Interest expense on mortgage and bank debt                  14.8        25.6
Net losses on marketable securities at fair
value through profit and loss                                0.4         3.9
Exchange rate adjustments                                    0.8         0.0
Other interest expenses                                      0.9         0.5
Hereof included in the cost of tangible fixed assets         0.0        (0.2)
                                                        --------    --------
                                                            16.9        29.8
                                                        --------    --------
Total financial items                                       25.8        (3.8)
                                                        --------    --------

*)   Includes  dividend on the Norden  shares of USD 12.6 million in 2005 (2004:
     USD 34.0 mill.).

NOTE 10 - TAXES (in USD million)

                                                           For the years ended
                                                                December 31
                                                             2004         2005
                                                             ----         ----
TAX ON PROFIT FOR THE YEAR AND DEFERRED TAX

Current tax for the year                                    (9.6)        (8.8)
Adjustment related to previous years                         0.0          0.0
Adjustment of deferred tax                                  (9.1)         8.8
                                                        ---------    ---------
Tax income/(expenses)                                      (18.7)         0.0
                                                        ---------    ---------

Effective corporate tax rate                                 9.1%         0.0%

Deferred tax liability
Balance at January 1                                        58.8         73.3
Exchange rate adjustment                                     5.4         (9.9)
Reduction of Danish corporation tax from 30% to 28%            -         (4.2)
Deferred tax for the year                                    9.1         (4.6)
                                                        ---------    ---------
Balance at December 31                                      73.3         54.6
                                                        ---------    ---------

     The   Company   participates   in  the   tonnage  tax  scheme  in  Denmark.
Participation in the tonnage tax scheme is binding until December 31, 2010.

     The Company expects to participate in the tonnage tax scheme after the binding period and at a minimum to maintain its current investing and activity level. No reconciliation of income tax is provided, as it is not meaningful under the tonnage tax scheme.

     Essentially all deferred tax relates to vessels included in the transition account under the tonnage tax scheme.

NOTE 11 - COMMON SHARES

                                                                           As of December 31
                                                      2004               2005              2004              2005
                                                      ----               ----              ----              ----
                                                 Number of           Number of        Nominal value,    Nominal value,
                                               shares, mill.       shares, mill.         DKK mill.         DKK mill.
                                               -------------       -------------         ---------         ---------
Balance at January, 1                                 18.2               36.4             182.0               364.0
Issue of bonus shares                                 18.2                0.0             182.0                0.0

Balance at December, 31                               36.4               36.4             364.0               364.0


     The common shares consist of 36.4 mill. shares at denomination DKK 10 per share. No shares carry special rights. All issued shares are fully paid.

     In May 2004 the Company  increased  the share  capital from  nominally  DKK
182.0 mill. to nominally DKK 364.0 mill. through the issue of 18.2 mill. bonus shares of DKK 10 each. The bonus shares were allotted to the Company's existing shareholders at the ratio of 1:1. Beyond this no changes have been made to the share capital within the last 5 years.

TREASURY SHARES *

                                      2004             2005            2004            2005             2004            2005
                                    Thousands        Thousands   Nominal value   Nominal value        % of share      % of share
                                   of shares        of shares      DKK million     DKK million          capital         capital
                                   ----------       ----------     -----------     -----------          -------         -------
Balance at January, 1                 1,762.7          1,566.6            17.6            15.7              4.8             4.3
Purchase                                  0.0              0.0             0.0             0.0              0.0             0.0
Sale                                      0.0              0.0             0.0             0.0              0.0             0.0
Share options exercised                (196.1)           (8.1)            (1.9)           (0.1)            (0.5)            0.0
                                  -----------      -----------     -----------     -----------      -----------     -----------
Balance at December, 31               1,566.6          1,558.5            15.7            15.6              4.3             4.3
                                  -----------      -----------     -----------     -----------      -----------     -----------

     *The figures in the table above and the description below are adjusted to reflect the issue of bonus shares in May 2004.

     At December 31, 2005, the Company's holding of treasury shares represented 1,558,472 shares (2004: 1,566,612 shares) at denomination DKK 10 per share, with a total nominal value of USD 2.5 mill. (2004: USD 2.9 mill.) and a market value of USD 75.2 million (2004: USD 64.7 mill.) The retained shares equate to 4.3% (2004: 4.3%) of the Company's common shares.

     Total  consideration  in respect of the purchase of treasury shares was USD
0.0 mill. (2004: USD 0.0 mill.), whereas for the sale of shares it was USD 0.0 mill. (2004: USD 1.0 mill.). As the disposal of treasury shares is carried out in connection with the exercise of share options, the consideration is based on exercise prices in the share option program. Of the holding of treasury shares, 24,420 (2004: 52,980) shares are held as a hedge of the Company's share option program. The remaining shares will be used for further development of the capital structure, for financing or execution of acquisitions, for sale or for other types of transfers.

NOTE 12 -  (in USD million)

                                               As of December 31
DEFERRED INCOME                                2004          2005
                                               ----          ----

Deferred gain related to sale and
lease back transactions                         7.4          5.9
Other                                           0.0          0.1
                                             --------      --------
                                                7.4          6.0
                                             --------      --------

NOTE 13 - MORTGAGE DEBT, BANK LOANS AND CAPITALIZED LEASE OBLIGATIONS (in USD million)

                                                  As of December 31
To be repaid as follows:                         2004           2005
                                                 ----           ----

Falling due within one year                      62.1           59.9
Falling due between one and two years            47.4           59.9
Falling due between two and three years          57.0           90.0
Falling due between three and four years         27.8           57.5
Falling due between four and five years          39.6           57.5
Falling due after five years                    161.5          464.2
                                              --------       --------
                                                395.4          789.0
                                              --------       --------

     The presented amounts to be repaid are adjusted by directly related costs arose from the issuing of the loans by USD 1.7 mill. (2004: USD 0 mill.), which are amortized over the term of the loans.


                                                                         Effective     Effective      Carrying       Carrying
                                                            Fixed/       interest       interest       amount         amount
                                             Maturity       floating       2004            2005         2004           2005
                                             --------       --------       ----            ----         ----           ----
LOAN
USD                                          2005           Floating        3.8%            -           26.2            0.0
USD                                          2006           Floating        3.9%            -           16.5            0.0
USD                                          2007           Floating        4.0%            -           37.6            0.0
USD                                          2008           Floating        3.3%          5.4%          17.0           37.6
USD                                          2009           Floating        4.3%            -           31.3            0.0
USD                                          2011           Floating        2.8%          5.4%          11.4           22.0
USD                                          2012           Floating        3.8%            -           76.7            0.0
USD                                          2013           Floating        4.4%          5.4%          97.7           14.2
USD                                          2014           Floating        3.9%          4.9%          81.0          490.7
USD                                          2015           Floating           -          5.2%           0.0          226.2

Weighted average effective interest rate                                    3.9%          5.0%
Carrying amount                                                          ---------     ---------       395.4          790.7
                                                                                                     ---------      ---------

     The Group has an early settlement option to repay the loans by paying a breakage costs.

           Part of the loans have been swapped to fixed interest rate. Please refer to the section "Managing risk and exposure" for further information on financial risks.

NOTE 14 - OTHER LIABILITIES (in USD million)

                                                             As of December 31
                                                          2004          2005
                                                          ----          ----
Partners and commercial managements                        3.8           6.0
Accrued dry-docking costs                                  0.3           1.9
Accrued interests                                          3.2           3.2
Wages and social expenses                                  5.2           6.5
Derivative financial instruments                           7.3           2.9
Miscellaneous, including items related
 to shipping activities                                    3.3           3.1
                                                       -------       -------
                                                          23.1          23.6
                                                       -------       -------

NOTE 15 - COLLATERAL SECURITY (in USD million)

Collateral security for mortgage debt and bank loans:
                                                             As of December 31
                                                          2004          2005
                                                          ----          ----
Vessels                                                  386.4         760.7
Marketable securities                                      9.9           0.0
                                                       ---------     ---------
                                                         396.3         760.7
                                                       ---------     ---------

     The total carrying amount for vessels that have been provided as security amounts to USD 766.5 mill. as at December 31, 2005.

NOTE 16 - GUARANTEE AND CONTINGENT LIABILITIES (in USD million)

                                                         As of December 31
                                                          2004          2005
                                                          ----          ----
Guarantee liabilities                                      0.7           0.0
                                                        ------        ------

     The guarantee liabilities for the Group for 2004 are related to guarantee liabilities to Danmarks Skibskredit A/S and the Danish Shipowners' Association. In 2005, the guarantee liability to Danmarks Skibskredit A/S has been cancelled.

     The Company has as at December 31, 2005 contracted 12 vessels (newbuildings) (2004: 7 vessels), an investment totaling USD 540 mill. (2004:
USD 283 mill.). Furthermore, the Company has exercised the purchase options on 2 time chartered vessels, an investment totaling USD 94 mill.

NOTE 17

USD million
CONTRACTUAL LIABILITIES - AS LESSEE (operating leases)
Charter hire for vessels on time charter:
                                                          2004          2005
                                                          ----          ----

Falling due within one year                               45.0          61.3
Falling due between one and two years                     35.3          34.2
Falling due between two and three years                   31.2          40.7
Falling due between three and four years                  30.7          37.8
Falling due between four and five years                   25.2          23.1
Falling due after five years                              35.8          56.2
                                                      --------     ---------
                                                         203.2         253.3
                                                      --------     ---------
Average period until redelivery (years)                    2.7           3.1

Newbuilding installments  and exercised purchase
options (purchase obligations):
Falling due within one year                               93.5         225.3
Falling due between one and two years                     75.8         146.7
Falling due between two and three years                   57.0          95.5
Falling due between three and four years                  25.6          28.0
Falling due between four and five years                    0.0           0.0
Falling due after five years                               0.0           0.0
                                                      --------     ---------
                                                         251.9         495.5

Other operating leases:
Falling due within one year                                1.1           2.2
Falling due between one and two years                      1.1           2.2
Falling due between two and three years                    0.9           1.9
Falling due between three and four years                   0.8           1.7
Falling due between four and five years                    0.9           1.8
Falling due after five years                               4.6           5.8
                                                      --------     ---------
                                                           9.4          15.6

     Other operating leases primarily consist of contracts regarding office spaces and apartments as well as IT-related contracts.

     During the year, charter hire expenses have been recognized in the income statement by USD 82.1 mill. and other operating lease expenses have been recognized by USD 1.5 mill.

USD million
CONTRACTUAL LIABILITIES - AS LESSOR (operating leases)
Charter hire income for vessels on time charter and bareboat charter:

                                                          2004          2005
                                                          ----          ----
Falling due within one year                              114.1         102.7
Falling due between one and two years                      2.6          26.8
Falling due between two and three years                    0.3          13.8
Falling due between three and four years                   0.0          13.7
Falling due between four and five years                    0.0           6.0
Falling due after five years                               0.0           0.0
                                                      --------     ---------
                                                         117.0         163.0
                                                      --------     ---------
Average period until redelivery (years)                    0.5           0.9

     Charter hire income for vessels on time charter and bareboat charter is recognized under net revenue.

NOTE 18 - FAIR VALUE OF DERIVATIVE FINANCIAL INSTRUMENTS (in USD million)

                                                                   Fair value adjustments
                                                                     Income statement

                                                                    Port                        Shareholders'
                                                                   expenses,                     equity
                                 Fair value at         Net         bunkers       Financial       Hedging          Fair value at
                                 January 1, 2004      revenue      and comm.       items         reserves       December 31, 2004
                                 ---------------      -------      ---------       -----         --------       -----------------
Cross currency swaps                    5.9               -              -          (5.8)             -              0.1
Forward rate contracts                  0.3               -              -           3.9           (0.4)             3.8
Interest rate swaps                    (5.3)              -              -           1.1            4.4              0.2
Currency options                       (0.3)              -              -           3.9              -              3.6
Bunker hedge                            0.0               -           (0.8)            -              -             (0.8)
Forward Freight Agreement               0.2            (4.6)             -             -              -             (4.4)
                                     ------          ------          ------       ------          ------           ------
                                        0.8            (4.6)          (0.8)          3.1            4.0              2.5
                                     ------          ------          ------       ------          ------           ------




                                                                   Fair value adjustments
                                                                     Income statement

                                                                    Port                        Shareholders'
                                                                   expenses,                     equity
                                 Fair value at         Net         bunkers       Financial       Hedging          Fair value at
                                 January 1, 2005      revenue      and comm.       items         reserves       December 31, 2005
                                 ---------------      -------      ---------       -----         --------       -----------------
Cross currency swaps                    0.1               -              -          (0.1)             -              0.0
Forward rate contracts                  3.8               -              -          (3.9)             -             (0.1)
Interest rate swaps *)                  0.2               -              -           3.5            2.9              6.6
Currency options                        3.6               -              -          (3.6)             -              0.0
Bunker hedge                           (0.8)              -            0.8             -              -              0.0
Forward Freight Agreement              (4.4)            2.5              -             -              -             (1.9)
                                      ------          ------         ------         ------        ------           ------
                                        2.5             2.5            0.8          (4.1)           2.9              4.6
                                      ------          ------         ------         ------        ------           ------

     Please refer to the section "Managing risk and exposure" for further information on commercial and financial risks.

     *) As at December 31, 2005 the Company had entered into interest rate swap contracts with a fair value of USD 3.3 mill. designated as hedge of interest payments during the period 2006 to 2008. The gains or losses on these contracts will be recognized under financial items in the income statement together with the interest payments.

NOTE 19 - RELATED PARTY TRANSACTIONS

     The members of the Company's Board of Directors and Management, close members of the family to these persons and companies where these persons have control or exercise significant influence are considered as related parties with significant influence.

     There have not been any material transactions with such parties during the financial year, except for a time charter agreement with an entity owned by Beltest Shipping Company Limited under which TORM paid USD 7.2 mill. during 2005. The agreement was mentioned in the annual report for 2004.

     Management remuneration is disclosed in Note 5.

NOTE 20 - NON-CURRENT ASSETS HELD FOR SALE

In 2005, the Company has entered into a contract concerning sale of one of the vessels under constructions for delivery in 2006. The result from the sale of the vessel will be recognized in the income statement when the risks and rewards are transferred upon delivery of the vessel to the buyer. The vessel has been classified as held for sale and is presented separately in the balance sheet and is included under Tanker in the segment information.

NOTE 21 - EARNINGS PER SHARE

                                                         2004            2005
                                                         ----            ----

Net profit for the year (USD mill.)                     186.6           299.4
                                                     ---------       ---------
Mill. Shares
Average number of shares                                 36.4            36.4
Average number of treasury shares                        (1.6)           (1.6)
                                                     ---------       ---------
Average number of shares outstanding                     34.8            34.8
Dilutive effect of outstanding share options              0.2             0.1
                                                     ---------       ---------
Average number of shares outstanding incl.
dilutive effect of share options                         35.0            34.9
                                                     ---------       ---------
Earnings per share (USD)                                  5.4             8.6
                                                     ---------       ---------
Diluted earnings per share (USD)                          5.3             8.6
                                                     ---------       ---------

     The comparative figures for number of shares and earnings per share are restated to reflect the issue of bonus shares in May 2004.

NOTE 22

USD million                                             2004            2005
                                                        ----            ----
APPROPRIATION OF NET PROFIT FOR THE YEAR
INCL. PROPOSED DIVIDEND
Proposed appropriation of net profit for
the year in the Parent Company, A/S
Dampskibsselskabet TORM:
Proposed dividend                                       99.9           132.4
Retained profit                                        105.9           103.3
                                                    ---------       ---------
Net profit for the year                                205.8           235.7
                                                    ---------       ---------

Total shareholders' equity in the Parent
Company, A/S Dampskibsselskabet TORM:
Common shares                                           61.1            61.1
Treasury shares                                         (7.7)           (7.7)
Revaluation reserves                                   319.3           296.4
Retained profit                                        286.8           400.0
Proposed dividend                                       99.9           132.4
Hedging  reserves                                        0.4             3.2
Translation reserves                                     6.0             6.0
                                                    ---------       ---------
Total shareholders' equity                             765.8           891.4
                                                    ---------       ---------
Proposed dividend per share (USD)                        2.7             3.6
                                                    ---------       ---------

NOTE 23 - RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP)

     The TORM Group's Annual Report has been prepared in accordance with the International Financial Reporting Standards (IFRS), which differs in certain respects from U.S. GAAP.

     The following is a summary of the adjustments to net income for the years ended December 31, 2004 and 2005 and shareholders' equity as of those dates, necessary to reconcile those to net income and shareholders' equity determined in accordance with U.S. GAAP.

Reconciliation of Net income for the year to U.S. GAAP Net income (in USD million)

                                                    Notes     2004       2005
                                                    -----     ----       ----

Net income as reported under IFRS                             186.6     299.4

Dry-docking costs                                    a)        (1.5)      0.0
Write-down on assets                                 b)         0.2       1.4
Derivative financial instruments                     c)         2.6       0.0
Share options                                        d)        (1.2)      0.0
Deferred gain on sale and lease back of vessels      e)         0.0     (17.3)
Deferred taxation                                    f)         1.0       4.3

Net income in accordance with U.S. GAAP
before change in accounting principles                        187.7     287.8
                                                             ------    ------
Cumulative effect of change in accounting
principles as at January 1, 2005                     a)                   8.7

Net income in accordance with U.S. GAAP after
change in accounting principles                               187.7     296.5
                                                             ======    ======

Reconciliation of Shareholders' equity to U.S. GAAP Shareholders' Equity (in USD million)


                                                     Notes     2004       2005
                                                     -----     ----       ----

Shareholders' equity as reported under IFRS                   715.4     904.7

Dry-docking costs                                    a)        (8.3)      0.0
Write-down on assets                                 b)        (1.9)     (0.5)
Derivative financial instruments                     c)         0.0       0.0
Share options                                        d)        (0.1)      0.0
Deferred gain on sale and lease back of vessels      e)         0.0     (17.3)
Deferred taxation                                    f)         0.2       4.8

Shareholders' equity in accordance with U.S.
GAAP before change in accounting principles                   705.3     891.7

Cumulative effect of change in accounting
principles as at January 1, 2005                                          0.0

Shareholders' equity in accordance with U.S.
GAAP after change in accounting principles                    705.3     891.7

     The Group's accounting policies under IFRS are described below where these differ from U.S. GAAP:

     a) Dry-docking costs

     As of January 1, 2005, TORM changed its method of accounting for vessel dry-docking costs under US GAAP from the accrual method to the deferral method. Under the accrual method, dry-docking costs had been accrued as a liability and an expense on an estimated basis in advance of the next scheduled dry-docking. Subsequent payments for dry-docking were charged against the accrued liability. Under the deferral method, costs incurred in replacing or renewing the separate assets that constitute the dry-docking costs are capitalized and depreciated on a straight-line basis over the estimated period until the next dry-docking. Dry-docking activities include, but are not limited to, inspection, service on turbocharger, replacement of shaft seals, service on boiler, replacement of hull anodes, applying of antifouling and hull paint, steel repairs and refurbishment and replacement of other parts of the vessel. This change was made to conform to prevailing shipping industry accounting practices and the Group's accounting under IFRS. On January 1, 2005, TORM recorded the effect of the change in accounting principle on periods prior to 2005 as a cumulative effect of accounting change of USD 8.7 mil- lion (net of income tax of USD 0.4 (income)) or USD 0.3 per basic share. The effect of this change in accounting method on the US GAAP shareholders' equity was an increase of USD 8.7 million.

     The proforma effect of this change, as if it had been made for 2004, would be to increase net income as follows:

                                                                      2004
Proforma (USD million)
     Net income as reported                                          187.7
     Effect of accounting change                                       1.1
                                                               ------------
     Net income                                                      188.8
                                                               ============

Per share (diluted)
     As reported                                                       5.4
     Effect of accounting change                                       0.0
     Total                                                             5.4
                                                               ============

     b) Write-down on assets

     In 1998, TORM recognized an impairment charge for certain vessels on capital leases as the carrying value at the time exceeded the fair value of these vessels. In 2000, TORM recognized an impairment charge for certain properties for the same reason. Under IFRS, impairment losses are reversed in subsequent periods if the fair value increases. The Company recorded a reversal of the impairment loss of USD 1.7 million for the increase in fair value of these vessels during 2002 and a reversal of the impairment loss of USD 0.5 million for the increase in fair value of the properties during 2005.

     Under US GAAP, impairment losses cannot be reversed. This results in a difference in depreciation expense between US GAAP and IFRS. In February 2005, the vessels were sold and the remaining impairment loss was added to the profit on sale of vessels recognized under IFRS.

     c) Derivative financial instruments

     Both under IFRS and US GAAP, derivative financial instruments are recognized in the balance sheet at fair value. For fair value hedges the change in fair value is set off against the change in fair value of the hedged item. For cash flow hedges the change in fair value on the contract is recorded as a component of shareholders' equity and then transferred to the income statement when the hedged item is realized. The change in fair value on contracts that does not qualify for hedge accounting is recorded in the income statement at the end of each period.

     TORM has entered into interest rate swaps to hedge the interest rate risk on the long-term loans obtained to finance vessel purchases.

     As part of the transition to IFRS the fair value of interest rate swaps classified as cash flow hedges under previous GAAP has been recognized as a separate component of shareholders' equity on January 1, 2004. The majority of these interest rate swaps have either expired in 2004 or the forecast transaction was no longer expected to occur because the long-term loans have been repaid. Consequently, the fair value of these interest rate swaps has been transferred to the income statement in 2004.

     Under US GAAP, TORM elected to apply hedge accounting to interest rate swaps designated as cash flow hedges beginning on October 1, 2003. For interest rate swaps entered prior to October 1, 2003 TORM accounted for changes in fair value as a component of income. As from January 1, 2005, TORM elected also to apply hedge accounting under US GAAP for the remaining interest rate swaps entered prior to October 1, 2003 in order to align the accounting under US GAAP and IFRS.

     d) Share options

     Under IFRS, TORM's share option scheme is treated as cash-settled share-based payment transactions. A liability relating to share options not exercised is recognized in the balance sheet. The change in the liability for the period and the value of the share options exercised in the period are recognized in the income statement. The liability is measured at fair value using the Black-Scholes model.

     Under US GAAP, stock-based compensation is accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." and related interpretations in accounting for stock based compensation. Under APB No. 25, the Group recognizes compensation expense for the difference between the exercise price and market price at the measurement date. This compensation is amortized over the vesting period. TORM grants options with cash settlement terms for which the measurement date is the date that these options are exercised. Under APB 25, compensatory plans with cash settlement terms qualify as variable plans, for which total compensation cost must be recalculated each period based on the current share price, until the options are exercised.

     e) Deferred gain on sale and lease back of vessels

     During 2005, TORM sold and leased back 2 vessels for 5 years. The leases are regarded as operating leases under both IFRS and US GAAP.

     Under IFRS, the profit on the sale of the vessels is recognized in the income statement immediately in accordance with IAS 17.

     Under US GAAP the profit on the sale shall be deferred and amortized in proportion to the related gross rental charged to expense over the lease term in accordance with FAS 28 as the criteria to deviate from this treatment (cf. FAS 28 a, b and c) were not met. The profit on the sale and lease back transaction will be deferred and amortized on a straight-line basis from February 1, 2005 to February 1, 2010.

     f) Deferred taxation

     TORM applies the same treatment of deferred tax under IFRS and US GAAP. The reconciliation item relates to the tax effect of the differences in accounting treatment expressed by the items a) to e) above. The difference in deferred tax liability as at December 31, 2005 only relates to the deferral under US GAAP of the gain on sale of vessels in item e) above.

     g) Investment in bonds

     Under IFRS, bonds are classified as financial assets at fair value through profit or loss and are measured at market value at the balance sheet date. Realized and unrealized gains and losses resulting from valuation or realization of bonds are recognized as financial items in the income statement. Bonds are traded frequently and therefore presented as current assets.

     Under US GAAP, investments in bonds are classified as an available-for-sale, cf. Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities". Unrealized gains and losses are recorded as a component of shareholders' equity unless there is an other than temporary impairment of the securities. There were no other than temporary impairments in 2004 or 2005.

     The effect of this difference on net income and shareholders' equity in 2004 and 2005 was USD 0.0 million.

     h) Joint ventures

     The Group has investments in entities that are jointly owned and operated together with third parties, and in which the parties have joint dominant influence. Under IFRS, TORM accounts for these investments under the proportional consolidation method.

     Under U.S. GAAP, these entities would be accounted for using the equity method, which will not result in a difference in net income between IFRS and U.S. GAAP.

     The results reflected in the consolidated income statement for the years ended December 31, 2004 and 2005 in accordance with IFRS associated with these joint ventures are represented in Note 7 to the consolidated financial statements.

     i) Earnings Per Share

     Earnings per share is computed consistent with IFRS.

     The following table sets forth the computation of basic and diluted U.S. GAAP net income per share (in thousands except share and per share data):

                                                                          2004                  2005
                                                                          ----                  ----
Numerator for basic and diluted Earnings Per Share
(in thousands of USD)
Profit from continuing operations                                        187,654             296,437
                                                                     ------------        ------------
Profit from discontinuing operations                                           0                   0
                                                                     ------------        ------------
Profit for the year                                                      187,654             296,437
                                                                     ------------        ------------
No. of shares No. of shares

Weighted average number of shares:
Basic                                                                 34,784,357          34,839,493
Effect of dilutive shares and share options                              260,613              28,725
                                                                     ------------        ------------
Diluted                                                               35,044,970          34,868,218
                                                                     ------------        ------------

Basic earnings per share
Profit from continuing operations                                            5.4                 8.3
Profit from discontinued operations                                          0.0                 0.0
                                                                     ------------        ------------
Profit for the year before change in accounting principles                   5.4                 8.3
Cumulative effect of change in accounting principles as at
January 1, 2005                                                                                  0.2
                                                                     ------------        ------------
Profit after change in accounting principles                                                     8.5
                                                                     ------------        ------------
Diluted earnings per share
Profit from continuing operations                                            5.4                 8.3
Profit from discontinued operations                                          0.0                 0.0
                                                                     ------------        ------------
Profit for the year before change in accounting principles                   5.4                 8.3
                                                                     ------------        ------------
Cumulative effect of change in accounting principles as at
January 1, 2005                                                                                  0.2
                                                                     ------------        ------------
Profit after change in accounting principles                                                     8.5
                                                                     ------------        ------------

     The weighted average number of shares excludes the shares reacquired from the date of repurchase. The comparative figures for number of shares and earnings per share are restated to reflect the issue of bonus shares in May 2004.

     j) New accounting requirements not yet adopted

     On December 16, 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004) "Share-based Payment", which is a revision of SFAS 123, "Accounting for Stock-Based Compensation". SFAS 123R supersedes APB opinion No. 25, "Accounting for Stock issued to Employees" and its interpretations, and revises SFAS 123 "Accounting for Stock-Based Compensation". SFAS 123R eliminates the alternative to use APB Opinion 25's intrinsic value method of accounting that was provided in SFAS 123 as originally issued. SFAS 123R requires entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. SFAS 123R applies to all awards granted and modified, repurchased, or cancelled after the first interim or annual period beginning after 15 June 2005. The Company does not expect the adoption of SFAS 123R to have a material impact on the company's financial position or results of operations.

     In May 2005, the FASB issued SFAS 154 "Accounting Changes and Error Corrections -- a replacement of APB Opinion No. 20 and FASB Statement No. 3". SFAS 154 replaces APB 20, "Accounting Changes", and SFAS 3, "Reporting Accounting Changes in Interim Financial Statements", and amends the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 establishes retrospective application, unless impracticable, as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. SFAS 154 also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. Under SFAS 154, the correction of an error in previously issued financial statements is not an accounting change, but involves adjustments to previously issued financial statements. In many, but not all aspects, under SFAS 154 the accounting for changes and error corrections are converged with IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors". SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS 154 to have a material impact on the company's financial position or results of operations.

     In November 2005 the FASB issued Staff Position No. FAS 115-1 and FAS 124-1, The Meaning of Other -Than-Temporary Impairment and Its Application to Certain Investments, ("FSP No. 115-1"). FSP No. 115-1 provides accounting guidance for identifying and recognizing other-than-temporary impairments of debt and equity securities, as well as cost method investments in addition to disclosure requirements. FSP No. 115-1 is effective for reporting periods beginning after December 15, 2005, and earlier application is permitted. This new pronouncement will be effective in 2006 and the Company does not believe that adoption of FSP No. 115-1 will have a material effect on its financial position, cash flows or results of operations.

ITEM 19.   EXHIBITS


 Number                          Description of Exhibits

1.1       [_]  Articles of Association for A/S Dampskibsselskabet TORM (the
               "Company"), dated April 19, 2006

1.2       [_]  Rules of Procedure for the Board of Directors of the Company and
               English Translation(1)

2.2       [_]  Form of Depositary Agreement between Deutsche Bank and the
               Company(1)

4.1       [_]  The Company's Employee Stock Purchase Plan (1)

4.2       [_]  Office lease between PFA Pension II and the Company and English
               Translation (1)

4.3       [_]  Engagement letter of Bech-Bruun Dragsted and English
               Translation(1)

4.4       [_]  DKK 42 million revolving credit facility letter from Danske Bank to the Company dated December 11, 1998 and English translation(1)

4.5       [_]  Debt Instrument from Agnete Shipping Corporation to Danske Bank
               Aktieselskab, Singapore Branch, dated August 9, 1995(1)

4.6       [_]  Debt Instrument from Eastern Light Shipping Limited to Danske
               Bank Aktieselskab, Hong Kong Branch, dated November 17, 1995(1)

4.7       [_]  Debt Instrument from Southern Light Shipping Limited to Danske
               Bank Aktieselskab, Hong Kong Branch(1)

4.8       [_]  Debt Instrument from Hermia Shipping Corporation to Danske Bank
               Aktieselskab, Singapore Branch, dated June, 14, 1996 and to Danske Bank A/S dated August 29, 2001(1)

4.9       [_]  Debt Instrument from Hilde Shipping Corp. to Danske Bank
               Aktieselskab, dated July 3, 2000(1)

4.10      [_]  Debt Instrument from Skagerak Tankers Limited to Danske Bank
               Aktieselskab, Singapore Branch, dated May 9, 1996(1)

4.11      [_]  Debt Instrument from Anne Product Carriers (PTE) Ltd. To Danske
               Bank Aktieselskab, Singapore Branch, August 28, 1998(1)

4.12      [_]  Debt Instrument from Gunhild Shipping Corporation to Danske Bank
               Aktieselskab, Singapore Branch, dated November 6, 1998(1)

4.13      [_]  Debt Instrument from Tekla Shipping Co. Ltd to Danske Bank,
               Singapore Branch, dated March 23, 1992(1)

4.14      [_]  Debt Instrument from Alice Product Tanker Corporation to Danske
               Bank Aktieselskab, Singapore Branch, dated November 8, 1994(1)

4.15      [_]  Debt Instrument from Bothnia Shipping Corporation to Danske Bank,
               Singapore Branch, dated September 20, 1989(1)

4.16      [_]  Debt Instrument from Olga Shipping Corporation to Danske Bank
               Aktieselskab, Singapore Branch, dated October 27, 1995(1)

4.17      [_]  Secured Loan Agreement, between Caseros Shipping Limited and
               Nordea Bank, dated June 15, 1994(1)

4.18      [_]  Loan Agreement between Estrid Shipping Corporation and Danmarks
               Skibskreditfond, dated November 6, 2001(1)

4.19      [_]  Loan Agreement between Ragnhild Shipping Corporation and Danmarks
               Skibskreditfond, dated November 6, 2001(1)

4.20      [_]  Shipbuilding Contract for the Construction of Hull No. S161,
               between the Company and Samho Heavy Industries Co., Ltd. and Hyundai Heavy Industries Co., Ltd., dated November 24, 2000(1)

4.21      [_]  Shipbuilding Contract for the Construction of Hull No. S162,
               between the Company and Samho Heavy Industries Co., Ltd. and Hyundai Heavy Industries Co., Ltd., dated November 24, 2000(1)

4.22      [_]  Contract for Construction and Sale of Hull No. S-1089, between
               Thyra Shipping Corporation and Daedong Shipbuilding Co., Ltd., dated March 2, 2001(1)

4.23      [_]  Contract for Construction and Sale of Hull No. S-1090, between
               Freya Shipping Corporation and Daedong Shipbuilding Co., Ltd., dated March 2, 2001(1)

4.24      [_]  Contract for Construction and Sale of Hull No. S-1086, between
               Gertrud Shipping Corporation and Daedong Shipbuilding Co., Ltd., dated November 3, 2000(1)

4.25      [_]  Contract for Construction and Sale of Hull No. S-1087, between
               Gerd Shipping Corporation and Daedong Shipbuilding Co., Ltd., dated November 3, 2000(1)

4.26      [_]  Contract for Construction and Sale of Hull No. S-1079, between the Company and Daedong Shipbuilding Co., Ltd., dated August 25, 2000(1)

4.27      [_]  Contract for Construction and Sale of Hull No. S-1080, between the Company and Daedong Shipbuilding Co., Ltd., dated August 25, 2000(1)

8.1       [_]  List of the Company's subsidiaries(1)

31.1      [_]  Rule 13a-14(a)/15d-14(a) Certification of the Company's Chief
               Executive Officer and Acting Chief Financial Officer

32.1      [_]  Certification of the Company's Chief Executive Officer and Acting
               Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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

                                    AKTIESELSKABET DAMPSKIBSSELSKABET TORM



                                    By:  /s/ Klaus Kjaerulff
                                         -----------------------------------
                                         Name:   Klaus Kjaerulff
                                         Title:  Chief Executive Officer and
                                                 Acting Chief Financial Officer

Date: June 9, 2006








SK 03810 0001 676485