Form 20-F
period 2006-12-31
AS STEAMSHIP CO TORM
filed 2007-06-26
CIK 1168351

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

      For the fiscal year ended December 31, 2006

                                       OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

      For the transition period from _________________ to

                                       OR

[  ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

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

Common Shares, par value 5 Danish Kroner per share,* American Depositary Shares (as evidenced by American Depositary Receipts), each representing one (1) Common Share.

------------------------------------------------------------------------
                               (Title of class)
* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

------------------------------------------------------------------------
                                      NONE
------------------------------------------------------------------------
                               (Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

72,800,000 common shares, par value 5 Danish Kroner per share.

Indicate by check mark if the registrant is well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                       Yes   [X]            No  [_]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                       Yes   [_]            No  [X]

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

                       Yes  [_]             No [_]

The Company "Aktieselskabet Dampskibsselskabet Torm" is referred to as "TORM" in this Annual Report.

                                TABLE OF CONTENTS

                                                                      Page

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT
           AND ADVISORS................................................1

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE.....................1

ITEM 3.    KEY INFORMATION.............................................1

ITEM 4.    INFORMATION ON THE COMPANY.................................14

ITEM 4A.   UNRESOLVED STAFF COMMENTS..................................33

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS...............33

ITEM 6.    DIRECTORS, SENIOR MANAGEMENTAND EMPLOYEES..................54

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY
           TRANSACTIONS...............................................58

ITEM 8.    FINANCIAL INFORMATION......................................59

ITEM 9.    THE OFFER AND THE LISTING..................................59

ITEM 10.   ADDITIONAL INFORMAITON.....................................62

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES
           ABOUT MARKET RISK..........................................72

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN
           EQUITY SECURITIES..........................................74

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES............74

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF
           SECURITY HOLDERS AND USE OF PROCEEDS.......................74

ITEM 15.   CONTROLS AND PROCEDURES....................................74

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT...........................74

ITEM 16B.  CODE OF ETHICS.............................................74

ITEM 16C.  PRINCIPAL ACCOUNTING FEES AND SERVICES.....................74

ITEM 16D.  EXEMPTIONS FROM LISTING STANDARDS FOR
           AUDIT COMMITTEES...........................................75

ITME 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER
           AND AFFILIATED PURCHASES...................................75

ITEM 17.   FINANCIAL STATEMENTS.......................................75

ITEM 18.   FINANCIAL STATEMENTS.......................................76

ITEM 19.   EXHIBITS.....................................................

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

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

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

A. Selected Financial Data -

      The following table sets forth our selected consolidated financial data for each of the periods indicated. The selected consolidated financial data should be read in conjunction with "Operating and Financial Review and Prospects" and the consolidated financial statements and notes thereto, all included elsewhere within this document.

      Effective January 1, 2005, we adopted International Financial Reporting Standards or IFRS and changed our reporting currency from DKK to USD. We had previously presented our financial statements under Danish GAAP. In accordance with the Securities and Exchange Commission, or the SEC, reporting requirements for first-time application of IFRS, in this report we present the comparative financial information under IFRS only for the fiscal years ended December 31, 2004 and 2005. IFRS differs in certain respects from United States generally accepted accounting principles, or U.S. GAAP. The differences between IFRS and U.S. GAAP as applicable to the historical financial statements are summarized in
Note 28 to the consolidated financial statements included herein.

      The selected consolidated financial data under U.S. GAAP includes the Liner activities, which were sold to A.P. Moller-Maersk A/S on September 16, 2002. The results of the operations attributable to the Liner activities, which represent a discontinued operation, are presented in two separate lines in the income statement after net income from continuing operations. The impact of the sale of the Liner activities is included herein.

                                                              For the year ended December 31
                                            2002           2003           2004            2005           2006
                                            ----           ----           ----            ----           ----
                                             (1)            (1)            (1)
                                                  (in thousands of USD except for per share information)
IFRS financial data
---------------------------------------
Statement of Operations Data:
Revenue (2)                                                           442,600          585,611        603,717
Port expenses, bunkers and commissions                                (83,769)        (124,968)      (148,943)
(2)
Freight and bunkers derivatives                                        (9,280)           3,194            620
                                                                       -------           -----            ---

Time charter equivalent earnings                                      349,551          463,837        455,394
                                                                      -------          -------        -------
Charter hire                                                          (59,592)         (82,139)      (106,329)
Operating expenses                                                    (49,791)         (66,744)       (77,624)
                                                                      --------         --------       --------
Gross profit (Net earnings from                                       240,168          314,954        271,441
shipping activities)
Profit from sale of vessels                                                 0           54,731         54,362

Administrative expenses                                               (38,637)         (31,176)       (34,594)
Other operating income                                                 13,139           12,570          9,839
Depreciation and impairment losses                                    (35,181)         (47,894)       (58,915)
                                                                      --------         --------       --------
Operating profit                                                      179,489          303,185        242,133
Financial income                                                       42,788           26,004         39,473
Financial expenses                                                    (16,949)         (29,822)       (40,520)
                                                                      --------         --------       --------

Profit before tax                                                     205,328          299,367        241,086
Tax expenses                                                          (18,715)              (4)        (6,574)
                                                                      --------              ---        -------

Net profit for the year                                               186,613          299,363        234,512

Balance sheet data (as of end of
period):
Total assets (5)                                                     1,239,562       1,810,138      2,089,019
Non-current liabilities                                               406,545          783,648        701,852
Equity/net assets                                                     715,407          904,651      1,280,846
Common shares                                                          61,098           61,098         61,098
No. of shares outstanding (4) (6) (11)                             72,800,000       72,800,000     72,800,000

Other financial data (4)
Dividends declared per share DKK                                        7.50              11.5            5.8
Dividends declared per share USD (7)                                     1.4               1.8            1.0
Earnings per share - basic                                               2.7               4.3            3.4
Earnings per share - diluted                                             2.6               4.3            3.4
U.S. GAAP financial data (8)
Revenue                                  194,173        307,873       442,600          585,611        603,717
Profit from continuing operations          6,417         51,365       205,337          283,441        245,835
before income taxes and discontinued
operations
Tax benefit (expense) on profit           (4,420)         1,725       (17,683)           4,289         (7,765)
                                          -------         -----       --------           -----         -------
Profit from continuing operations          1,997         53,090       187,654          287,730        238,070
Profit from discontinued operations (9)    8,849              0             0                0              0
                                           -----              -             -                -              -

Net profit before change in accounting    10,846         53,090       187,654          287,730        238,070
principles (3)
Cumulative effect of change in                                                           8,707
accounting principles as at January 1,
2005 (3)
Net profit after change in accounting                                                  296,437
principles (3)
Earnings per share - basic:
Profit from continuing operations            0.1            0.8           2.7              4.2            3.4
(4)(6)
Profit from discontinuing operations         0.1            0.0           0.0              0.0            0.0
(4)
Net profit before change in accounting       0.2            0.8           2.7              4.2            3.4
principles (3)(4)
Cumulative effect of change in                                                             0.1
accounting principles as at January 1,
2005 (3)(4)
Net profit after change in accounting                                                      4.3
principles (3)(4)
Earnings per share - diluted:
Profit from continued operations             0.1            0.8           2.7              4.2            3.4
(4)(11)
Profit from discontinued operations          0.1            0.0           0.0              0.0            0.0
(4)(11)
Net profit before change in accounting       0.2            0.8           2.7              4.2            3.4
principles (3)(4)(11)
Cumulative effect of change in                                                             0.1
accounting principles as at January 1,
2005 (3)(4)(11)
Net profit after change in accounting                                                     4.3
principles (3)(4)(11)
Total assets (5)                         562,756        816,646     1,236,317        1,809,639      2,089,019
Non-current liabilities (including       245,046        285,468       406,373          778,786        698,181
capital lease obligations)
Net assets                               168,927        339,738       705,323          891,642      1,271,406
No. of shares outstanding (4)(6)(11)  72.800,000     72.800,000    72.800,000       72.800,000     72.800,000

1. Effective January 1, 2005, we have changed the accounting policies used in preparing our financial statements from Danish GAAP to IFRS and changed our reporting currency from DKK to USD. In accordance with the SEC reporting requirements for first-time application of IFRS, we present the comparative financial information only for the fiscal year ended December 31, 2004 and December 31, 2005. Comparative financial information prepared in accordance with IFRS data is not provided for the years ended December 31, 2002 and 2003.

2. As described in the accounting policies a new line has been added in the income statement. Consequently, the comparative figures for the revenue and port expenses, bunkers and commissions have been restated.

3. We changed our method of accounting for vessel dry-docking costs under U.S. GAAP as of January 1, 2005. Please refer to Note 28 in our consolidated financial statements included herein and the table presented in footnote 10 below for further information.

4. We increased the share capital in May 2004 from nominal DKK 182.0 million (USD 30.5 million) to nominal DKK 364.0 million (USD 61.1 million) through the issue of 36.4 million bonus shares of DKK 5 (USD 1.7) each. Comparative figures have been restated in accordance with the share split. The bonus shares were allotted to our existing shareholders at the ratio of 1:1. The comparative figures are restated to reflect the issue of bonus shares.

5. Total assets for each period includes bonds that serve as collateral for certain of our borrowings. This amount was USD 0 million as of December 31, 2006, USD 0 million as of December 31, 2005, USD 10 million as of December 31, 2004 for both IFRS and U.S. GAAP, and USD 9 million as of December 31, 2003 and USD 26 million as of December 31, 2002 for U.S. GAAP.

6. Shares outstanding as of December 31, 2006 includes 3,556,364 shares that we purchased and hold as own shares, reflected in shareholders' equity. As of December 31, 2005 we held 3,116,944 own shares, as of December 31, 2004 we held 3,133,224 own shares and as of December 31, 2003 and December 31, 2002 we held 3,525,472 own shares. Comparative figures have been restated in accordance with the share split.

7. Dividends are converted to U.S. dollars based on the historical exchange rate for the year in question.

8. As a consequence of the change in reporting currency from DKK to USD effective as of January 1, 2005, comparative U.S. GAAP financial data for 2002 and 2003 is translated from DKK into USD for income related data using the average USD/DKK exchange rate for period and for balance sheet related data using the USD/DKK exchange rate at the end of such period.

9. Profit from discontinued operations for 2002 includes the gain of USD 7.6 million on disposal of the Company's Liner activities.

10. The table below presents U.S. GAAP net income adjusted for the proforma effect of the change in method of accounting for dry dock costs from the accrual method to the deferral method as if the adopted method of accounting had been applied during all periods affected.

      Proforma                                       2002      2003      2004

                                                  (in millions of USD, except
                                                          for per share data)

         Net income as reported                    10,846    53,090   187,654
         Effect of accounting change                1,942        46     1,089
                                                    -----        --     -----
         Net income                                12,788    53,136   188,743
                                                   ======    ======   =======
      Per share (basic)
          As reported                                 0.1       0.8       2.7
          Effect of accounting change                 0.1       0.0       0.0
                                                      ---       ---       ---
          Proforma profit                             0.2       0.8       2.7
                                                      ===       ===       ===
      Per share (diluted)
         As reported                                  0.1       0.8       2.7
         Effect of accounting change                  0.1       0.0       0.0
                                                      ---       ---       ---
         Proforma profit                              0.2       0.8       2.7
                                                      ===       ===       ===

11. In accordance with the share split of May 23, 2007 all share related key figures have been restated retrospectively. Information about the share split is presented in note 29 in the financial statements.

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

                                                             DKK per U.S. dollar
                                     -------------------------------------------------------------------
                                         High            Low           Average (1)         Period End
                                     -------------   -------------   -----------------   ---------------
      Year ended December 31,
2002      ....................          8.6470          7.0850            7.8862             7.0850
2003      ....................          7.1684          5.9150            6.5774             5.9150
2004      ....................          6.3115          5.4596            5.9891             5.4940
2005      ....................          6.3891          5.5161            5.9953             6.2985
2006      ....................          6.2888          5.5948            5.9422             5.6479

------------

(1): The average of the exchange rates on the last business day of each month during the relevant period.

                                                     DKK per U.S. dollar
                                             -----------------------------------
                                                   High                Low
                                             -----------------   ---------------
Month ended
November 30, 2006        ....................     5.8681              5.6214
December 31, 2006        ....................     5.6999              5.5948
January 31, 2007         ....................     5.7756              5.6119
February 28, 2007        ....................     5.7633              5.6262
March 31, 2007           ....................     5.6874              5.5709
April 30, 2007           ....................     5.5772              5.4553

On April 30, 2007, the exchange rate between the Danish Kroner and the U.S. dollar was 5.4553.

B.    Capitalization and Indebtedness

      Not Applicable.

C.    Reasons for the Offer and Use of Proceeds

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

      o     prevailing level of charter rates; and

      o     technological advances.

      If we sell any of our tankers or dry bulk carriers at a time when vessel prices have fallen, the sale may be at less than the vessel's carrying amount on our financial statements, with the result that we shall incur a loss and a reduction in earnings.

      The international tanker industry has experienced historically high charter rates and vessel values in the recent past and there can be no assurance that these historically high charter rates and vessel values will be sustained

      Charter rates in the tanker industry recently have been near historically high levels. We anticipate that future demand for our vessels, and in turn our future charter rates, will be dependent upon continued economic growth in the world's economy as well as seasonal and regional changes in demand and changes in the capacity of the world's fleet. We believe that these charter rates are the result of continued economic growth in the world economy that exceeds growth in global vessel capacity. There can be no assurance that economic growth will not stagnate or decline leading to a decrease in vessel values and charter rates. A decline in charter rates could have a material adverse effect on our business, financial condition, results of operation and ability to pay dividends.

      Our operating results from our fleet are subject to seasonal fluctuations, which may adversely affect our operating results

      Our fleet consists of dry bulk carriers and product tankers. We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The dry bulk sector is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. As a result, we expect our dry bulk revenues to be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, we expect our revenues to be stronger in fiscal quarters ended December 31 and March 31. The tanker sector is typically stronger in the fall and winter months in anticipation of increased consumption of oil and petroleum products in the northern hemisphere during the winter months. As a result, our revenues from our tankers may be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, revenues may be stronger in fiscal quarters ended December 31 and March 31. This seasonality could materially affect our operating results and cash available for dividends in the future.

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

      If we violate environmental laws or regulations, the resulting liability may significantly and adversely affect our earnings and financial condition

      The shipping industry in general, our business and the operation of our tankers in particular, are affected by a variety of governmental regulations in the form of numerous international conventions, national, state and local laws and national and international regulations in force in the jurisdictions in which such tankers operate, as well as in the country or countries in which such tankers are registered. These regulations include:

      o the United States Oil Pollution Act of 1990, or OPA, which imposes strict liability for the discharge of oil into the 200-mile United States exclusive economic zone, the obligation to obtain certificates of financial responsibility for vessels trading in United States waters and the requirement that newly constructed tankers that trade in United States waters be constructed with double-hulls;

      o the International Convention on Civil Liability for Oil Pollution Damage of 1969 entered into by many countries (other than the United States) relating to strict liability for pollution damage caused by the discharge of oil;

      o the International Maritime Organization, or IMO, International Convention for the Prevention of Pollution from Ships with respect to strict technical and operational requirements for tankers;

      o the IMO International Convention for the Safety of Life at Sea of 1974, or SOLAS, with respect to crew and passenger safety;

      o the International Convention on Load Lines of 1966 with respect to the safeguarding of life and property through limitations on load capability for vessels on international voyages; and

      o     the United States Marine Transportation Security Act of 2002.

      More stringent maritime safety rules are being imposed worldwide as a result of the oil spill in November 2002 relating to the loss of the m.t. Prestige, a 26-year old single-hull tanker owned by a company not affiliated with us. Additional laws and regulations may also be adopted that could limit our ability to do business or increase the cost of our doing business and that could have a material adverse effect on our operations. In addition, we are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations. In the event of war or national emergency, our tankers may be subject to requisition by the government of the flag flown by the tanker without any guarantee of compensation for lost profits. We believe our tankers are maintained in good condition in compliance with present regulatory requirements, are operated in compliance with applicable safety/environmental laws and regulations and are insured against usual risks for such amounts as our management deems appropriate. The tankers' operating certificates and licenses are renewed periodically during each tanker's required annual survey. However, government regulation of tankers, particularly in the areas of safety and environmental impact may change in the future and require us to incur significant capital expenditures on our ships to keep them in compliance.

      Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business

      The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. Our vessels are currently enrolled with the American Bureau of Shipping, Lloyd's Register of Shipping or Det Norske Veritas, each of which is a member of the International Association of Classification Societies.

      A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel's machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry docked every two to three years for inspection of the underwater parts of such vessel.

      If any vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable, which would negatively impact our revenues.

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

      In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of December 31, 2006, our fleet of owned vessels included two tankers more than 10 years of age. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine and hull technology. After vessels reach 15 years of age, the majority of charterers and oil companies may impose restrictions on vessels that make it more difficult to trade the vessels with optimal flexibility. In addition, these older vessels must meet certain hull thickness tests. Furthermore, cargo insurance rates increase for vessels over 15 years of age, making them less desirable to charterers. We, however, consider a useful lifetime of 25 years to be the best estimate of the economic lifetime of a vessel.

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

      Rising fuel prices may adversely affect our profits

      Fuel is a significant, if not the largest, operating expense for many of our shipping operations when our vessels are not under period charter. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. As a result, an increase in the price of fuel may adversely affect our profitability. Further, fuel may become much more expensive in future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

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

      An economic slowdown in the Asia Pacific region could have a material adverse effect on our business, financial position and results of operations

      A significant number of the port calls made by our vessels involves, or will involve, the loading or discharging of raw materials in ports in the Asia Pacific region. As a result, a negative change in economic conditions in any Asia Pacific country, but particularly in China, may have an adverse effect on our business, financial position and results of operations, as well as our future prospects. In recent years, China has been one of the world's fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. We cannot assure you that such growth will be sustained or that the Chinese economy will not experience negative growth in the future. Moreover, any slowdown in the economies of the United States, the European Union or certain Asian countries may adversely affect economic growth in China and elsewhere. Our business, financial position, results of operations, ability to pay dividends as well as our future prospects, will likely be materially and adversely affected by an economic downturn in any of these countries.

      Because we generate nearly all of our revenues in U.S. dollars, but incur some of our expenses in Danish Kroner and other currencies, exchange rate fluctuations could hurt our results of operations

      In 2006, we generated nearly all of our revenues in U.S. dollars but incurred approximately 85% of our expenses in U.S dollars and approximately 13% was incurred in Danish Kroner. A change in exchange rates could lead to fluctuations in our reported net income.

      Interest rate fluctuations may significantly affect our loan payments, which could adversely affect our financial condition

      As of December 31, 2006, 91% of our loans bore interest at floating rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders. As of December 31, 2006, we had entered into interest swap agreements expiring between 2007 and 2010 for approximately 60% of the then outstanding principal amounts of our loans that may mitigate some of our exposure to the risk of rising interest rates . However, increases in interest rates will increase our payments under loans not covered by caps of the interest rates of our loans and swap agreements and may negatively affect our earnings and cash flow.

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

      It may be difficult to serve process on or enforce a United States judgment against our officers, our directors and us

      We are a Danish company and our executive offices are located outside of the United States. Our officers and directors and some of the experts named in this annual report reside outside of the United States. In addition, substantially all of our assets and the assets of our officers, directors and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons or enforcing any judgments obtained in U.S. courts to the extent assets located in the United States are insufficient to satisfy the judgments. In addition, there is uncertainty as to whether the courts of Denmark would (1) enforce judgments of United States courts obtained against us or our officers and directors predicated on the civil liability provisions of the United States federal or state securities laws, or (2) entertain original actions brought in Danish courts against us or our officers and directors predicated on United States federal or state securities laws. As a result, it may be difficult for you to enforce judgments obtained in United States courts against our directors, officers and non-U.S. experts.

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

      We may have to pay tax on United States source income, which would reduce our earnings

      Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not begin and end, in the United States is characterized as United States source shipping income and such income is subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code or under the terms of a tax-treaty with the United States.

      We expect that our Danish subsidiaries will qualify for tax exemption under the tax treaty between the United States and Denmark. However, our non-Danish subsidiaries may not qualify for exemption under Section 883 for the 2006 taxable year unless we are able to obtain certain certifications from our shareholders. As of the date of this filing, we have not been able to obtain these certifications, although we intend to continue to our efforts. If we are unable to obtain these certifications, our non-Danish subsidiaries would be subject to United States federal income tax on our United States source income derived during our 2006 taxable year. We can give no assurances on our tax-exempt status or that of any of our subsidiaries.

      If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% United States federal income tax on our U.S. source shipping income. The imposition of this taxation could have a negative effect on our business.

      U.S. tax authorities could treat us as a "passive foreign investment company," which could have adverse U.S. federal income tax consequences to U.S. holders

      A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

      Based on our proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

      There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

      If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under "Tax Considerations--U.S. Federal Income Taxation of U.S. Holders"), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common stock. See "Tax Considerations--U.S. Federal Income Taxation of U.S. Holders" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

ITEM 4.  INFORMATION ON THE COMPANY

A.    History and Development of the Company

      We are Aktieselskabet Dampskibsselskabet Torm, or TORM, a Danish shipping company founded in 1889 under the Danish Companies Act that is engaged primarily in the ownership and operation of product tankers and bulk carriers. We have also provided liner and offshore marine service vessels, but ceased these services in September 2002 and December 2003, respectively. Our product tankers primarily carry refined products such as naphtha, gasoline, gas oil, jet fuel, and diesel oil. Our dry bulk vessels carry commodities such as coal, iron ore and grain. Our vessels trade worldwide. Our registered office and principal place of business is at Tuborg Havnevej 18, DK-2900 Hellerup, Denmark. Our telephone number is +45 39179200. All the financial information presented in
Item 4 is in accordance with IFRS.

      We provide transportation services by utilizing a fleet of vessels that we own, charter in on short and long term time charters, or commercially manage as the manager of a pool or through contracts with third party owners. We charter in tankers and bulk vessels as are needed by the pools we manage.

      Our primary capital expenditures are in connection with the acquisitions of vessels. For the past several years, we have been acquiring new vessels and disposing of older vessels in our fleet to ensure compliance with the safety requirements of the International Maritime Organization, or the IMO. During the period 2004 to 2006, we have entered into contracts to purchase 35 additional vessels under construction, or newbuildings, and secondhand vessels, for a total cost of approximately USD 1.4 billion and have sold 10.5 vessels for aggregate proceeds of approximately USD 274 million. As of April 30, 2007, we have taken delivery of 19.5 vessels under this investment program and expect to take delivery of the remaining 15.5 vessels, between 2007 and 2010, representing a total outstanding investment of approximately USD 538 million.

B.    Business Overview

The Fleet

      As of December 31, 2006, our fleet of owned vessels consisted of 31 product tankers and five dry bulk carriers. The total tonnage of those vessels is approximately 2,348,145 dwt. In addition, we chartered nine product tankers and nine drybulk carriers and commercially managed approximately 46 vessels for third party owners and charterers.

      For an overview of our fleet please refer to Item 4D and for details of our investment activities please refer to Item 5A.

      Our product tanker division is primaryly engaged in the transportation of refined oil products such as gasoline, jet fuel, naphtha and gas oil. We own and operate three sizes of product carriers and secondarily a small part of the tanker division is engaged in the transportation of crude oil. The largest vessels are Aframax tankers of approximately 100,000 to 105,000 dwt, that primarily transport naphtha between the Arabian Gulf and Japan and other East Asiatic countries. The other two sizes of product tankers, Panamax, which are tankers of approximately 80,000 to 85,000 dwt, and Handymax, which are tankers of approximately 40,000 to 50,000 dwt, operate in the above mentioned areas and in the U.S., Africa, Europe and the Caribbean.

      Our dry bulk vessels transport products such as grain, coal and iron ore. We operate dry bulk vessels of the Panamax size only. The Panamax dry bulk vessels, which range between 60,000 and 80,000 dwt, carry iron ore and coal as well as commodities such as grain, bauxite and fertilizer.

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

Division                             2004             2005             2006
--------                            -----            -----            -----
Product Tankers                       56%              67%              84%
Dry Bulk Vessels                      44%              33%              16%

      Please refer to Item 5A for a description of revenue and gross profit per division.

Product Tanker Pooling Arrangements

      We employ all of our owned and chartered product tankers in three pooling arrangements, the LR2 Pool, the LR1 Pool and the MR Pool, along with vessels from several other shipping companies. The manager of each pool has the responsibility for the commercial management of the participating vessels, including the marketing, chartering, operation and bunker (fuel oil) purchase of the vessels. Each pool is administered by a pool board, which is comprised of representatives of each pool participant. The pool boards set the pools' policies and issue directives to the pool managers. The pool participants remain responsible for all other costs including the financing, insurance, manning and technical management of their vessels. The earnings of all of the vessels are aggregated and divided according to the relative performance capabilities of the vessel and the actual earning days each vessel is available. Please refer to
Note 1 to our consolidated financial statements contained herein for further details relating to the treatment of income from pools.

The LR2 Pool

      As of December 31, 2006, the LR2 Pool was comprised of 24 Aframax tankers that are all double-hull and mainly trade clean petroleum products. We formed LR2 Management A/S, a Danish corporation, to serve as the commercial manager of the LR2 Pool. During 2004, the role of commercial manager was transferred to a limited partnership: LR 2 Management K/S. LR2 Management A/S, which was renamed Long Range 2 A/S, is the general partner of the partnership. We own 50% of all issued and outstanding voting stock of Long Range 2 A/S and a 50% interest in LR 2 Management K/S. Maersk Tankers, one of the pool participants, also owns a 50% interest in both entities. The other participants in this pool are Primorsk Shipping Corporation, Reederei "Nord" Klaus E. Oldendorff Ltd. and Rederi AB Gotland. Eight of our owned and chartered vessels participated in this pool. We have also contracted to add our 5 newbuildings and another newbuilding in which we have a 50% interest to the pool between 2007 and 2009 when the vessels are delivered from the shipbuilding yard. The LR2 pool has also time chartered in one vessel, the charter of which is expected to end in February 2008. If a participant wants to sell one of its vessels in the pool, it must give notice to the pool board two months in advance of such sale, and six months notice is required for a participant to withdraw all of its vessels from the pool. No such notice has been given from any partner from January 1, 2006 to April 30, 2007.

The LR1 Pool

      As of December 31, 2006, the LR1 Pool consisted of 36 Panamax tankers, and we serve as the sole manager of the pool. The other participants in this pool are Difko, Marinvest Shipping AB, Waterfront Shipping AS, Mitsui OSK Lines Ltd., Reederei "Nord" Klaus E. Oldendorff Ltd., Great Basic Limited, Great Global
(Asia) Limited, Prime Marine Corporation Inc. and Rederiaktiebolaget Gotland. As of December 31, 2006, fourteen of our owned and chartered vessels participated in this pool, and we had contracted to add one newbuilding vessel and another newbuilding in which we have a 50% interest to the pool in 2007 when the vessels are delivered from the shipbuilding yard. If a participant wants to sell one of its vessels or withdraw all of them from the pool, it must give three months advance notice to the pool board. No such notice has been given from any partner from January 1, 2006 to April 30, 2007.

The MR Pool

      The MR Pool is a pooling arrangement we have entered into with Prisco Singapore Pte Ltd., Sanmar Shipping and Rederiaktiebolaget Gotland for the pooling of 22 Handymax product tankers as of December 31, 2006. We serve as the sole manager of the MR Pool. As of December 31, 2006, 16 of our vessels participated in this pool. If a participant wants to sell one of its vessels in the pool, it must give notice to the pool board three months in advance of such sale, and six months notice is required for a participant to withdraw all of its vessels from the pool. No such notice has been given from any partner from January 1, 2006 to April 30, 2007.

Dry Bulk Vessel operation

      We operate Panamaxsize vessels in our Bulk Division. We operate our Panamax vessels ourselves while our Handysize vessels were operated through our participation in the IHC Pool. Similar to the pooling arrangement for our product tankers, the earnings from the Handysize vessels were aggregated and divided according to the relative performance capabilities of the vessel and the actual earning days per vessel. The pool is administered by a pool board, which is comprised of representatives of each pool participant. The pool board sets the pools' policies and issues directives to the pool manager. The pool participants remain responsible for the financing, insurance, manning and technical management of their individually owned vessels.

Handysize Pool

      We established a pool called the International Handybulk Carriers, or IHC Pool, on October 1, 2001, together with Pacific Basin Shipping Investments Limited and Wah Kwong Shipping Holdings Limited. The IHC Pool was comprised of approximately 50 vessels as at December 31, 2005. Pacific Basin serves as commercial manager for the pool. In April 2006 we sold our two remaining vessels in the pool and will no longer participate in the IHC Pool.

Our investment in Dampskibsselskabet Norden A/S ("NORDEN")

      In the summer of 2002, TORM acquired a share holding in NORDEN and subsequently launched a public offer on the Copenhagen Stock Exchange for the remainder of NORDEN's shares. After the offer, TORM owned 727,803 shares representing 33% - excluding NORDEN's own shares - acquired at a price of DKK 361 per share for a total investment of DKK 263 million. In 2005 and 2006 we acquired a small portion of additional shares. As of December 31, 2006, we were NORDEN's single largest shareholder with 34.7% of NORDEN's outstanding shares, excluding own shares.

      NORDEN, founded in 1871, is a Danish based shipping company listed on the Copenhagen Stock Exchange. NORDEN's focus is on tankers and bulk carriers. As of December 31, 2006, NORDEN operated approximately 153 vessels through a mix of owned and chartered tonnage.

      Despite the fact that the goal of acquiring NORDEN - to create one shipping company combining TORM's tanker activities with NORDEN's strength in bulk markets - was not realized, we nonetheless retained the shareholding in NORDEN. This was done not only with the aim of making a merger possible in the longer term, but also in view of the investment potential.

Torm has disposed the shareholding in NORDEN at 31 March 2007. The shares were sold through a book-building offer at a total price of DKK 3,940 million (USD 704 million). TORM's gain on the investment in Norden was DKK 3,599 million (USD 643 million), while the total return of the investment incl. dividends has been DKK 4,079 million (USD 725 million). The appreciation in the value of the investment since December 31, 2006 is DKK 354 million (USD 71 million).

The Industry - Tankers

      The international product tanker industry provides seaborne transportation of refined petroleum products for the oil market. According to industry sources (Marsoft), tankers transported refined oil products corresponding to approximately 711 million tons annually in the fourth quarter of 2006 showing a
2.8 decrease as compared to fourth quarter 2005. For 2006 as a whole, industry sources estimate that products trade decreased by 3%. Ton-miles, which illustrates the total demand for capacity, is expected to increase by 4.6% in 2007 vs. 5.0% in 2006 (source: Fearnleys). However, it should be noted that the calculation of this figure is subject to considerable uncertainty. The two main types of operators that provide transportation services in the tanker market are:

            o     major oil companies; and

            o     independent ship owners.

      They provide transportation services for end users such as:

            o     oil companies;

            o     oil traders;

            o     petrochemical companies;

            o     government agencies; and

            o     power plants.

      According to industry sources (Clarkson), the world tanker fleet above 10,000 dwt consists of approximately 4,278 vessels totaling 364 million dwt or 6.9% higher as of January 1, 2007 as compared to the year before. Oil companies own, or control through long-term time charters, approximately one third of the current world tanker capacity. Independent ship owners own or control the other two thirds. Oil companies use their fleets not only to transport their own oil products, but also to compete with the independent ship owners to transport oil products for others.

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

      Our dry bulk vessels transport cargoes such as grain, coal and iron ore. We operate Panamax dry bulk vessels only. The rates that we can achieve for our vessels depend on the supply and demand dynamics described below.

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

Supply of Dry Bulk Carriers

      The size of the world's dry bulk carrier fleet changes as a result of newbuildings and scrapping or loss of vessels. The general trend in the development of the bulk market has always been closely linked to the state of the world economy. The economic downturn in Asia in the late 1990's led to sharp falls in cargo volumes, and therefore rates, whereas the subsequent recovery has likewise acted to boost the sector with rates recovering to above those prevailing prior to the crisis. In the period 2003 to 2006 the dry bulk market reached historically high levels and the charter rates, although volatile, have remained relatively high compared to the historical averages due, among other, to a strong demand from China for iron ore, coupled with a relatively low level of newbuilding deliveries and a relatively low global newbuilding order book in the bulk market. The level of expected newbuildings in the dry bulk sector in the forthcoming years remains at a relatively low level due to the preference by the major shipyards for building container and tanker vessels that in recent years have been more profitable to the shipyards.

Chartering of the Fleet

      Vessels can be chartered by customers in a variety of ways.

      The spot market provides the most frequent source of employment for our vessels. In the spot market, the charterer hires the vessel to carry cargo on a specific voyage. The owner provides the crew and bears all vessel operating costs and voyage costs, including fuel and port costs.

      A charterer and owner can also enter into a time charter for a vessel. Time charters involve a charterer hiring a vessel for a fixed period, which may range from a short number of days to several years. Typical time charters are for periods of between six to 36 months. In a time charter, the owner bears operating costs, while the charterer is responsible for the voyage costs, including bunker costs.

      A demise charter, also referred to as a bareboat charter, involves the chartering of a vessel for a fixed period of time. However, unlike a time charter, a bareboat charter requires the user to pay for all operating expenses, maintenance of the vessel and voyage costs.

      All of our tanker vessels operate in pools. Within each pool, a vessel may be time chartered out by the pool manager, but the charterhire is divided among all of the vessels in the pool and therefore does not provide us with the steady income normally associated with time charters. Each pool manager will determine the number of vessels to be time chartered depending on charterhire rates and pool board strategy. Vessels in our pools that are not time chartered generally trade in the spot market. However, the pools do enter into contracts of affreightment, which provide a guaranteed fixed income over a period of time.

Management of the Fleet

      We provide the operations, chartering, technical support, shipyard supervision, insurance and financing management services necessary to support our fleet. Our chartering staff, as well as our fleet's management personnel, is mainly located in our head office in Copenhagen and at our office in Singapore. Our staff makes recommendations to our senior management regarding the chartering of our vessels, as well as identifying when opportunities arise to buy or sell a vessel. We also have offices in Manila, Tokyo and have recently started an office in Kristiansand in Norway, but all decisions relating to the vessels we manage are made or approved in our offices in Copenhagen and Singapore.

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

Customers

      We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. The majority of our customers are companies that operate in the oil industry. One customer accounted for approximately 16% of our consolidated revenue during 2006 and approximately 12% in 2005. No other customer accounted for more than 10% of our consolidated revenue during 2006 and 2005. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could have a material adverse effect on our business, financial condition and results of operations.

Environmental and Other Regulation

      Government regulation significantly affects the ownership and operation of our vessels. They are subject to international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered. We cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels.

      Various governmental and quasi-governmental agencies require us to obtain permits, licenses and certificates for the operation of our vessels.

      We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels are in substantial compliance with applicable environmental laws and regulations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels.

      Our vessels are subject to both scheduled and unscheduled inspections by a variety of governmental and private entities, each of which may have unique requirements. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators and oil companies. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

INTERNATIONAL MARITIME ORGANIZATION

      The International Maritime Organization, or IMO (the United Nations agency for maritime safety), has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments, or the MARPOL Convention. The MARPOL Convention relates to environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. These regulations, which have been implemented in many jurisdictions in which our vessels operate, provide, in part, that:

      o 25-year old tankers must be of double-hull construction or of a mid-deck design with double-sided construction, unless:

            (1) they have wing tanks or double-bottom spaces not used for the carriage of oil which cover at least 30% of the length of the cargo tank section of the hull or bottom; or

            (2) they are capable of hydrostatically balanced loading (loading less cargo into a tanker so that in the event of a breach of the hull, water flows into the tanker, displacing oil upwards instead of into the sea);

      o 30-year old tankers must be of double-hull construction or mid-deck design with double-sided construction; and

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

      Our vessels are also subject to regulatory requirements, including the phase-out of single-hull tankers, imposed by the IMO. Effective September 2002, the IMO accelerated its existing timetable for the phase-out of single-hull oil tankers. At that time, these regulations required the phase-out of most single-hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether it has segregated ballast tanks.

      Under the regulations, the flag state may allow for some newer single hull ships registered in its country that conform to certain technical specifications to continue operating until the 25th anniversary of their delivery. Any port state, however, may deny entry of those single hull tankers that are allowed to operate until their 25th anniversary to ports or offshore terminals. These regulations have been adopted by over 150 nations, including many of the jurisdictions in which our tankers operate.

      As a result of the oil spill in November 2002 relating to the loss of the MT Prestige, which was owned by a company not affiliated with us, in December 2003, the Marine Environmental Protection Committee of the IMO, or MEPC, adopted an amendment to the MARPOL Convention, which became effective in April 2005. The amendment revised an existing regulation 13G accelerating the phase-out of single hull oil tankers and adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil. Under the revised regulation, single hull oil tankers must be phased out no later than April 5, 2005 or the anniversary of the date of delivery of the ship on the date or in the year specified in the following table:

Category of Oil Tankers
-----------------------

Category 1 oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do not comply with the requirements for protectively located segregated ballast tanks

Category 2 - oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do comply with the protectively located segregated ballast tank requirements

and

Category 3 - oil tankers of 5,000 dwt and above but less than the tonnage specified for Category 1 and 2 tankers.

Date or Year
------------

April 5, 2005 for ships delivered on April 5, 1982 or earlier; or 2005 for ships delivered after April 5, 1982

April 5, 2005 for ships delivered on April 5, 1977 or earlier
2005 for ships delivered after April 5, 1977 but before January 1, 1978 2006 for ships delivered in 1978 and 1979
2007 for ships delivered in 1980 and 1981
2008 for ships delivered in 1982
2009 for ships delivered in 1983
2010 for ships delivered in 1984 or later

      Under the revised regulations, the flag state may allow for some newer single hull oil tankers registered in its country that conform to certain technical specifications to continue operating until the earlier of the anniversary of the date of delivery of the vessel in 2015 or the 25th anniversary of their delivery. Any port state, however, may deny entry of those single hull oil tankers that are allowed to operate until the earlier of their anniversary date of delivery in 2015 or the year in which the ship reaches 25 years of age after the date of its delivery, whichever is earlier.

      The MEPC, in October 2004, adopted a unified interpretation to regulation 13G that clarified the date of delivery for tankers that have been converted. Under the interpretation, where an oil tanker has undergone a major conversion that has resulted in the replacement of the fore-body, including the entire cargo carrying section, the major conversion completion date of the oil tanker shall be deemed to be the date of delivery of the ship, provided that:

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

      In December 2003, the MEPC adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil, or HGO, which includes most of the grades of marine fuel. The new regulation bans the carriage of HGO in single hull oil tankers of 5,000 dwt and above after April 5, 2005, and in single hull oil tankers of 600 dwt and above but less than 5,000 dwt, no later than the anniversary of their delivery in 2008.

      Under regulation 13H, HGO means any of the following:

      o crude oils having a density at 15(0)C higher than 900 kg/m(3);

      o fuel oils having either a density at 15(0)C higher than 900 kg/m(3) or a kinematic viscosity at 50(0)C higher than 180 mm(2)/s; or

      o  bitumen, tar and their emulsions.

      Under the regulation 13H, the flag state may allow continued operation of oil tankers of 5,000 dwt and above, carrying crude oil with a density at 15(0)C higher than 900 kg/m(3) but lower than 945 kg/m(3), that conform to certain technical specifications and, in the opinion of the such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship and provided that the continued operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery. The flag state may also allow continued operation of a single hull oil tanker of 600 dwt and above but less than 5,000 dwt, carrying HGO as cargo, if, in the opinion of the such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, provided that the operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.

      The flag state may also exempt an oil tanker of 600 dwt and above carrying HGO as cargo if the ship is either engaged in voyages exclusively within an area under its jurisdiction, or is engaged in voyages exclusively within an area under the jurisdiction of another party, provided the party within whose jurisdiction the ship will be operating agrees. The same applies to vessels operating as floating storage units of HGO.

      Any port state, however, can deny entry of single hull tankers carrying HGO which have been allowed to continue operation under the exemptions mentioned above, into the ports or offshore terminals under its jurisdiction, or deny ship-to-ship transfer of HGO in areas under its jurisdiction except when this is necessary for the purpose of securing the safety of a ship or saving life at sea.

      Revised Annex I to the MARPOL Convention entered into force in January 2007. Revised Annex I incorporates various amendments adopted since the MARPOL Convention entered into force in 1983, including the amendments to regulation 13G (regulation 20 in the revised Annex) and Regulation 13H (regulation 21 in the revised Annex). Revised Annex I also imposes construction requirements for oil tankers delivered on or after January 1, 2010. A further amendment to revised Annex I includes an amendment to the definition of "heavy grade oil" that will broaden the scope of regulation 21.

      In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004, and became effective May 19, 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We believe that all our vessels are currently compliant in all material respects with these regulations. Additional or new conventions, laws and regulations may be adopted that could adversely affect our business, cash flows, results of operations and financial condition.

      The IMO has also adopted the International Convention for the Safety of Life at Sea, or SOLAS Convention, which imposes a variety of standards to regulate design and operational features of ships. SOLAS Convention standards are revised periodically. We believe that all our vessels are in substantial compliance with SOLAS Convention standards.

      The requirements contained in the International Safety Management Code, or ISM Code, promulgated by the IMO, also affect our operations. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We intend to rely upon the safety management system that we and our third party technical managers have developed.

      The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. We are required to renew these documents of compliance and safety management certificates annually.

      Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, as the case may be.

      The IMO has negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. Additional or new conventions, laws and regulations may be adopted which could limit our ability to do business and which could have a material adverse effect on our business and results of operations.

      Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately $6.75 million plus $944.7 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to approximately $134.4 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on January 23, 2007. The right to limit liability is forfeited under the International Convention on Civil Liability for Oil Pollution Damage where the spill is caused by the owner's actual fault and under the 1992 Protocol where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance will cover the liability under the plan adopted by the IMO.

U.S. Oil Pollution Act of 1990, Comprehensive Environmental Response, Compensation and Liability Act of the Clean Water Act,

      OPA established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, applies to the discharge of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

      Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. These other damages are defined broadly to include:

      o  natural resource damages and related assessment costs;

      o  real and personal property damages;

      o net loss of taxes, royalties, rents, profits or earnings capacity;

      o net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and loss of subsistence use of natural resources.

      OPA previously limited the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). Amendments to OPA signed into law in July 2006 increased these limits on the liability of responsible parties to the greater of $1,900 per gross ton or $16 million per double hull tanker that is over 3,000 gross tons. The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million.

      These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels call.

      OPA requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. The U.S. Coast Guard has indicated that it expects to adopt regulations requiring evidence of financial responsibility in amounts that reflect the higher limits of liability imposed by the July amendments to OPA, as described above. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. We have provided such evidence and received certificates of financial responsibility from the U.S. Coast Guard for each of our vessels required to have one.

      We insure each of our vessels with pollution liability insurance in the maximum commercially available amount of $1.0 billion. A catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business.

      Under OPA, with certain limited exceptions, all newly-built or converted vessels operating in U.S. waters must be built with double-hulls, and existing vessels that do not comply with the double-hull requirement will be prohibited from trading in U.S. waters over a 20-year period (1995-2015) based on size, age and place of discharge, unless retrofitted with double-hulls. Notwithstanding the prohibition to trade schedule, the act currently permits existing single-hull and double-sided tankers to operate until the year 2015 if their operations within U.S. waters are limited to discharging at the Louisiana Offshore Oil Port or off-loading by lightering within authorized lightering zones more than 60 miles off-shore. Lightering is the process by which vessels at sea off-load their cargo to smaller vessels for ultimate delivery to the discharge port.

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

      Owners or operators of tankers operating in the waters of the United States must file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

      o address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge";

      o     describe crew training and drills; and

      o identify a qualified individual with full authority to implement removal actions.

      We have obtained vessel response plans approved by the U.S. Coast Guard for our vessels operating in the waters of the United States. In addition, the U.S. Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances.

      In addition, the United States Clean Water Act prohibits the discharge of oil or hazardous substances in United States navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA, discussed above. The United States Environmental Protection Agency, or EPA, has exempted the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. ports from Clean Water Act permitting requirements. However, on March 31, 2005, a U.S. District Court ruled that the EPA exceeded its authority in creating an exemption for ballast water. On September 18, 2006, the court issued an order invalidating the exemption in EPA's regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing the EPA to develop a system for regulating all discharges from vessels by that date. Although the EPA has indicated that it will appeal this decision, if the exemption is repealed, we may be subject to Clean Water Act permit requirements that could include ballast water treatment obligations that could increase the cost of operating in the United States. For example, this could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

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

Category of Oil Tankers

Category 1 - oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do not comply with the requirements for protectively located segregated ballast tanks

Category 2 - oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do comply with the protectively located segregated ballast tank requirements

and

Category 3 - oil tankers of 5,000 dwt and above but less than the tonnage specified for Category 1 and 2 tankers.

Date or Year

2003 for ships delivered in 1980 or earlier
2004 for ships delivered in 1981
2005 for ships delivered in 1982 or later

2003 for ships delivered in 1975 or earlier
2004 for ships delivered in 1976
2005 for ships delivered in 1977
2006 for ships delivered in 1978 and 1979
2007 for ships delivered in 1980 and 1981
2008 for ships delivered in 1982
2009 for ships delivered in 1983
2010 for ships delivered in 1984 or later

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

Vessel Security Regulations

      Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

      o on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

      o on-board installation of ship security alert systems, which do not sound on the vessel but only alerts the authorities on shore;

      o  the development of vessel security plans;

      o ship identification number to be permanently marked on a vessel's hull;

      o a continuous synopsis record kept onboard showing a vessel's history including, name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

      o compliance with flag state security certification requirements.

      The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid ISSC attesting to the vessel's compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

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

C.    Organizational Structure

      The following table set forth our significant entities as of December 31, 2006.

Entity                           Activities

A/S Dampskibsselskabet TORM      This is the parent company. The company
                                 owned 26 product tankers and one
                                 bulk carrier. This company
                                 employs most of the employees
                                 providing commercial and
                                 technical management for TORM
                                 vessels and pool vessels.

Torm Singapore (Pte) Ltd.        100% owned subsidiary. The company owned
                                 five product tankers and four bulk
                                 carriers. The company also provides
                                 some commercial and technical management.

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

TT Shipowning K/S                50% owned limited
                                 partnership. Torghatten
                                 Trafikkselskap ASA owns the other
                                 50%. The partnership has entered
                                 into a newbuilding contract
                                 regarding a LR2 vessel under
                                 construction.

      During 2004, we restructured the activities of the Group with the primary aim of transferring ownership of vessels from single-vessel entities to A/S Dampskibsselskabet TORM and Torm Singapore (Pte) Ltd thereby reducing the number of significant entities.

D.    Property, Plant and Equipment

Real Property

      We do not own any real property other than one small residential property. We lease office space in Copenhagen and Singapore on contracts expiring in 2014 and 2008, respectively, and we have leased eight apartments in Singapore on contracts expiring up until December 2007. Furthermore, we have entered into various IT-related, office equipment and car rental contracts. The greater part of these contracts typically expires after 0.5-2.5 years. We also have contractual obligations relating to vessels chartered in. Please refer to item 5F for further disclosures relating to our contractual obligations.

Fleet

      The following table lists our entire fleet of owned vessels as of December 31, 2006:

Product Tankers      Year Built       Dwt     Ownership              Flag (1)
---------------      ----------       ---     ---------              --------

TORM Ingeborg           2003        99,999    D/S TORM              NIS
TORM Valborg            2003        99,999    D/S TORM              NIS
TORM Helene             1997        99,999    D/S TORM              DIS
TORM Signe              2005        72,718    Torm Singapore        Singapore
TORM Sofia              2005        72,718    Torm Singapore        Singapore
TORM Estrid             2004        74,999    D/S TORM              DIS
TORM Ismini             2004        74,999    D/S TORM              DIS
TORM Emilie             2004        74,999    D/S TORM              NIS
TORM Sara               2003        72,718    Torm Singapore        Singapore
TORM Helvig             2005        44,990    D/S TORM              DIS
TORM Ragnhild           2005        44,990    D/S TORM              DIS
TORM Freya              2003        45,990    D/S TORM              DIS
TORM Thyra              2003        45,990    D/S TORM              DIS
TORM Camilla            2003        44,990    D/S TORM              DIS
TORM Carina             2003        44,990    D/S TORM              DIS
TORM Mary               2002        45,990    D/S TORM              DIS
TORM Vita               2002        45,940    D/S TORM              DIS
TORM Gertrud            2002        45,940    D/S TORM              DIS
TORM Gerd               2002        45,940    D/S TORM              DIS
TORM Caroline           2002        44,946    D/S TORM              DIS
TORM Cecilie            2001        44,946    D/S TORM              NIS
TORM Clara              2000        45,999    D/S TORM              DIS
TORM Agnete             1999        47,165    Torm Singapore        Mexican
TORM Gunhild            1999        44,999    D/S TORM              DIS
TORM Anne               1999        44,990    Torm Singapore        Singapore
TORM Gotland            1995        44,999    D/S TORM              NIS
TORM Alice              1995        44,999    D/S TORM              Mexican
TORM Margrethe          2006        109,672   D/S TORM              DIS
TORM Marie              2006        109,672   D/S TORM              DIS
TORM Gudrun             2000        101,122   D/S TORM              NIS
TORM Kristina           1999        105,001   D/S TORM              NIS

Bulk Carriers        Year Built       Dwt     Ownership             Flag (1)
-------------        ----------       ---     ---------              --------

TORM Rotna              2001        75,971    Torm Singapore        Singapore
TORM Tina               2001        75,966    Torm Singapore        Singapore
TORM Marta              1997        69,638    D/S TORM              NIS
TORM Baltic             1997        69,614    Torm Singapore        Singapore
TORM Marlene            1997        69,548    Torm Singapore        Singapore

(1) DIS stands for the Danish International Shipping Registry and NIS stands for the Norwegian International Shipping Registry.

Other

      We have entered into various IT-related, office equipment and car rental contracts that typically expire after 0.5-2.5 years. We also have contractual obligations relating to vessels chartered in. Please refer to item 5F for further disclosures relating to our contractual obligations.

      Please refer to Item 5A and Notes 17 and 19 to our consolidated financial statements for information relating to our contractual obligations and planned investments.

ITEM 4A. UNRESOLVED STAFF COMMENTS

      None

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.    Operating Results

      The financial information included in the discussion below is derived from our consolidated financial statements. Effective January 1, 2005, we adopted International Financial Reporting Standards or IFRS and changed our reporting currency from DKK to USD. We had previously presented our financial statements under Danish GAAP. In accordance with the Securities and Exchange Commission, or the SEC, reporting requirements for first-time application of IFRS, in this report we present the comparative financial information under IFRS only for the fiscal years ended December 31, 2004, 2005 and 2006. IFRS differs in certain respects from United States generally accepted accounting principles, or U.S. GAAP. For a discussion of the primary differences between IFRS and U.S. GAAP and a reconciliation of profit and stockholders' equity to U.S. GAAP, please see
Note 28 to our consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
              For The Years Ended December 31, 2004, 2005 and 2006
                              (IN THOUSANDS OF USD)

                                              2004          2005          2006
                                              ----          ----          ----

Revenue                                     442,600       585,611       603,717
Port expenses, bunkers and commissions      (83,769)     (124,968)     (148,943)
Freight and bunkers derivatives              (9,280)        3,194            620
                                           ------------  ------------  ---------
Time charter equivalent earnings            349,551       463,837       455,394

Charter hire                                (59,592)      (82,139)     (106,329)
Operating expenses                          (49,791)      (66,744)      (77,624)
                                           ------------  ------------  ---------
Gross profit (Net earnings from shipping    240,168       314,954       271,414
activities)

Profit from sale of vessels                       0        54,731        54,362
Administrative expenses                     (38,637)      (31,176)      (34,594)
Other operating income                       13,139        12,570         9,839
Depreciation and impairment losses          (35,181)      (47,894)      (58,915)
                                           ------------  ------------  ---------
Operating profit                            179,489       303,185       242,133
Financial income                             42,788        26,004        39,473
Financial expenses                          (16,949)      (29,822)      (40,520)
                                           -----------  ------------  ----------
Profit before tax                           205,328       299,367       241,086

Tax expenses                                (18,715)           (4)       (6,574)
                                           ------------  ------------  ---------
Net profit for the year                     186,613       299,363       234,512
                                           ------------  ------------  ---------

COMPARISON OF THE YEAR ENDED DECEMBER 31, 2006 AND THE YEAR ENDED DECEMBER 31, 2005

      Net profit for the year decreased by 22% to USD 235 million in 2006 from USD 299 million in 2005 resulting in earnings per share (EPS) of USD 3.4 in 2006 against USD 4.3 in 2005. Excluding profit on sale of vessels of USD 54 million and the increase in dividend from Dampskibsselskabet Norden A/S of USD 13 million compared to the previous year, the profit before tax for the year was USD 174 million, which is slightly better than expected as reported at the beginning of the financial year.

      The lower profit compared to 2005 is primarily due to lower freight rates in the tanker and dry bulk segments and increased expenses and depreciation due to the expansion and renewal of the fleet of owned and chartered vessels.

      TORM's total assets increased by USD 279 million in 2006 to USD 2,089 million from USD 1,810 million in 2005. The most significant developments behind this increase are a net increase in the carrying amount of vessels, capitalized dry-docking and prepayments on vessels, including vessels held for sale, of USD 113 million mainly due to fleet renewal, an increase in the carrying amount of the shares in Norden of USD 281 million, and a decrease in cash and cash equivalents of USD 124 million.

      The equity increased by USD 376 million in 2006 to USD 1,281 million from USD 905 million in 2005. The equity ratio, as defined in Item 17, increased by 11 percentage points to 61% in 2006 from 50% in 2005. The significant increase in equity is mainly due to the profit for the year and value adjustment of the Company's investment in Norden less dividend paid out. TORM's total liabilities decreased by USD 97 million in 2006 to USD 808 million from USD 905 million in 2005 primarily due to repayment of mortgage debt and bank loans.

Net earnings from shipping activities

      The table below presents net earnings from shipping activities on segment level for the years ended December 31, 2005 and 2006:

USD million
                                Tankers   Bulk      Not   Total      Tanker  Bulk        Not    Total
                                              Allocated   2005                     Allocated    2006
---------------------------------------------------------------     ----------------------------------
Revenue                           418.0   167.6    0.0     585.6    494.0    109.7     0.0     603.7
Port expenses, bunkers and
commissions                     (113.3)  (11.7)    0.0   (125.0)   (143.8)    (5.1)    0.0    (148.9)
Freight and bunkers derivatives     3.2     0.0    0.0      3.2       0.6      0.0     0.0       0.6
                               --------------------------------     -----------------------------------
Time charter equivalent           307.9   155.9    0.0     463.8     350.8    104.6    0.0     455.4
earnings
Charter hire                     (44.3)  (37.9)    0.0    (82.2)    (58.5)    (47.8)   0.0    (106.3)
Operating expenses               (51.4)  (15.3)    0.0    (66.7)    (64.6)    (13.1)   0.0     (77.7)
                               --------------------------------     -----------------------------------
Gross profit/(loss)
(Net earnings from shipping
activities)                       212.2   102.7    0.0    314.9      227.7     43.7    0.0     271.4

      TORM's total revenue in 2006 was USD 604 million as compared to USD 586 million in the previous year. TORM's revenue is derived from two segments: the Tanker Division and the Bulk Division. In the markets in which these divisions operate, the time charter equivalent (TCE) rates, defined as net revenue less voyage expenses (including freight and bunkers derivatives) divided by the number of available earning days (days available for service) are used to compare freight rates. Under time charter contracts the charterer pays for the voyage expenses, whereas the shipowner pays for the voyage expenses under voyage charter contracts. A charterer basically has the choice of entering into either a time charter (which may be a one-trip time charter) or a voyage charter, and TORM is neutral to the charterer's choice, because the Company will base its economic decisions primarily upon the expected TCE rates rather than on expected revenues. The analysis of revenue is therefore primarily based on the development in time charter equivalent earnings. TORM's time charter equivalent earnings in 2006 were USD 455 million compared to USD 464 million in 2005. This modest decrease in the TCE was due to lower freight rates in both segments, the effect of which was almost fully offset by the increase in earning days in the Tanker Division.

Tanker Division

      Revenue in the Tanker Division increased by 18% to USD 494 million from USD 418 million in 2005, whereas the time charter equivalent earnings increased by USD 43 million or 14% to USD 351 million in 2006 from USD 308 million in the previous year.

      The tanker market started out strongly at the beginning of 2006 with high earnings in January and February in all three business units: LR2, LR1 and MR. An active winter market at the turn of the year combined with increased price hedging ensured a highly satisfactory first quarter performance.

      Extraordinary seasonal maintenance of refineries and petrochemical plants meant that rates dropped sharply at the beginning of the second quarter. But by the end of the quarter and the beginning of the third quarter, the fear of seeing a repeat of the previous year's hurricanes in the US resulted in highly satisfactory product tanker earnings. One of the reasons for this was substantial US imports intended to build inventories to be able to withstand any closure of production units and refineries resulting from hurricane damage.

      A significant addition of new tonnage was seen during the year, and this had a negative impact on rates. Unlike in 2005, no serious hurricane damage occurred in 2006, and at the end of the third quarter inventories of both refined products and crude oil in the US consequently reached a five-year peak. The large inventories combined with unseasonably high temperatures in the major consumer areas during the fourth quarter meant that the freight market did not reach the levels usually seen during this period. Although the US economy has slowed down slightly, demand for refined oil products was unchanged. This fact, coupled with the continued strong demand in China and general stockpiling in the OECD countries, produced satisfactory earnings from the vessels in 2006. The capitalization on short-term differences between prices on oil products occurring in two areas (arbitrage) also helped boost the demand for transport, thus improving earnings.

      Japanese naphthalene imports fell by almost 2%, and inventories were reduced by 3% in 2006. Production rose only marginally, by 1%. These figures illustrate that the development of the Japanese naphthalene market is stable, although substantial monthly fluctuations are possible.

      A positive factor for the development of rates in 2006 was the increasing consumption of gasoline - particularly in the US, where demand was up by 1% on the previous year. Also, US gasoline imports were up by 12%. During the year, the US introduced new regulations governing the quality of gasoline, which meant that numerous different qualities were introduced, contributing to increasing the inventories.

      In 2006, freight rates once again fluctuated greatly from one period to the next, and this volatility is expected to persist. The main geopolitical reasons for this in 2006 were Iran's nuclear program, the war between Lebanon and Israel, the temporary halt to production in Nigeria following sabotage and Venezuela's plans to increase exports to China at the detriment of the US. To top this off, BP was forced to temporarily shut down half of its largest oil field in the US, Prudhoe Bay in Alaska, due to corroded pipelines.

      In 2006, the delivery of two newbuildings in the LR2 business area was the primary reason for the increase in the number of available earning days by 412 days or 21% resulting in an increase in earnings of USD 14 million. TORM also took delivery of two vessels, which had previously been chartered in and, thus, did not affect the number of earning days. Freight rates that were on average 16% lower than in the previous year decreased earnings by USD 13 million.

      In the LR1 business area, the Company added five vessels to the chartered fleet, and the vessels delivered to the owned fleet during 2005 had full effect in 2006. These were the most important factors behind the increase in the number of available earning days by 1,608 days or 58% from the previous year, resulting in an increase in earnings of USD 52 million. The decrease in average freight rates of 14% reduced earnings by USD 20 million from the previous year.

      In the MR business area, the net delivery of five vessels to the fleet during 2005 had full effect in 2006 causing the number of available earning days to increase by 918 days or 16%, which increased earnings by USD 24 million. The average freight rates were 6% lower than in the previous year, which affected earnings negatively by USD 10 million.

The net increase in the time charter equivalent earnings in the Tanker Division can be summarized as illustrated in the table below.

Earnings for the Tanker division
---------------------------------------------------------------------------------------------
                                                                              Un-
USD million                                   MR         LR1       LR2   allocated      Total
Time charter equivalent earnings 2005        146          88        68          6        308
Change in number of earning days              24          52        14          -         90
Change in freight rates                     (10)        (20)      (13)          -       (43)
Other                                          -           -         -        (4)        (4)
                                             ----       ----      ----        ----       ----
Time charter equivalent earnings 2006        160         120        69          2        351
---------------------------------------------------------------------------------------------

      Unallocated earnings comprise fair value adjustment of freight and bunkers derivatives, which are not designated as hedges, and gains and losses on freight and bunkers derivatives, which are not entered for hedge purposes.

      The table below summarizes the earnings data per quarter for the Tanker Division.

Earnings data for the Tanker division

USD/Day                               2005                   2006                         2006    % Change
                                          -------------------------------------------
                                 Full year        Q1          Q2        Q3        Q4 Full year   2005-2006
LR2/Aframax vessels
-----------------------------------------------------------------------------------------------------------
Available earning days for: *)
- Owned vessels                      1,090       440         437       550       611     2,038         86%
- Time chartered vessels               899        89          90        92        92       363       (60%)
TCE per earning days **)            34,019    40,814      21,507    27,282    25,940    28,641       (16%)
OPEX per earning days   ***)        (5,612)   (5,464)     (6,695)   (7,141)   (5,614)   (6,032)          7%
-----------------------------------------------------------------------------------------------------------

LR1/Panamax vessels
-----------------------------------------------------------------------------------------------------------
Available earning days for: *)
- Owned vessels                      1,826       593         576       552       552     2,273         24%
- Time chartered vessels               925       319         484       642       641     2,086        126%
TCE per earning days **)            32,099    32,845      23,530    28,843    25,588    27,497       (14%)
OPEX per earning days  ***)         (5,903)   (5,730)     (5,254)   (6,450)   (5,109)   (5,631)        (5%)
-----------------------------------------------------------------------------------------------------------

MR vessels
-----------------------------------------------------------------------------------------------------------
Available earning days for: *)
- Owned vessels                      5,581     1,599       1,632     1,642     1,627     6,499         16%
- Time chartered vessels                 0         0           0         0         0         0          0%
TCE per earning days **)            26,115    26,614      24,755    25,306    21,861    24,627        (6%)
OPEX per earning days   ***)        (6,708)   (7,199)     (7,320)   (6,660)   (6,197)   (6,834)          2%
-----------------------------------------------------------------------------------------------------------

*) Earning days are the total number of days in the period, where the vessels is ready and available to perform a voyage, i.e. is not in dry-dock etc. **) TCE = Time Charter Equivalent Earnings = Gross freight income less port expenses, bunkers and commissions (including freight and bunkers derivatives).
***) OPEX = Operating expenses for our owned vessels.

      Bulk Division

      In the Bulk Division, revenue decreased by 35% to USD 110 million from USD 168 million in the previous year, whereas the time charter equivalent earnings decreased by USD 51 million or 33% to USD 105 million from USD 156 million in 2005. In 2006, the freight rates for bulk carriers were once again highly volatile. Poor weather conditions and logistical problems at the beginning of 2006 caused difficulties in loading iron ore in Australia. This factor contributed to the relatively poor market toward the end of 2005 extending into the first quarter of 2006.

      Freight rates rose from mid-2006 - primarily due to increased demand for iron ore. The growth in demand for coal by the Chinese steel industry and European and Japanese power plants coupled with increasing grain imports to China and India also underpinned freight rates.

      There was a relatively large addition of new tonnage to the bulk market in 2006, but the market was able to absorb the additional tonnage.

      However, TORM continued to pursue a strategy of high coverage in the bulk segment, primarily through 1-year time charter agreements, and the market development in freight rates during 2006 is therefore not directly reflected in the Company's earnings for 2006.

      Freight rates in the Panamax business area were on average 31% lower than in 2005, reducing earnings by USD 44 million. In this business area, the Company sold three vessels but increased the number of earning days by chartering in vessels, so that the net increase in the number of available earning days was 1% or 73 days from the previous year. As a result the time charter equivalent earnings increased by USD 2 million.

      In the Handysize business area, the two owned vessels were sold during the second quarter of 2006 and the activities in this business area were discontinued. The timecharter equivalent earnings decreased by USD 9 million to USD 4 million in 2006.

      The change in the time charter equivalent earnings in the Bulk Division can be summarized as illustrated in the table below.

Earnings for the Bulk division

--------------------------------------------------------------------------------
USD million                               Handysize       Panamax         Total
Time charter equivalent earnings 2005            13           143           156
Change in number of earning days                (8)             2           (6)
Change in freight rates                         (1)          (44)          (45)
                                                ---          ----          ----
Time charter equivalent earnings 2006             4           101           105
--------------------------------------------------------------------------------

      The table below summarizes the earnings data per quarter for the Bulk Division.

Earnings data for the Bulk division
USD/Day                                 2005                2006                      2006    % Change
                                            -------------------------------------
                                   Full year       Q1       Q2       Q3       Q4 Full year   2005-2006
Panamax vessels
-------------------------------------------------------------------------------------------------------
Available earning days for: *)
- Owned vessels                        2,698      716      727      557      499     2,499        (7%)
- Time chartered vessels               2,425      630      655      677      735     2,697         11%
TCE per earning days **)              27,897   20,324   18,343   18,402   20,272    19,325       (31%)
OPEX per earning days   ***)          (4,676)  (4,572)  (4,576)  (5,662)  (4,020)   (4,859)          4%
-------------------------------------------------------------------------------------------------------

Handysize vessels
-------------------------------------------------------------------------------------------------------
Available earning days for: *)
- Owned vessels                          712      179      124        0        0       303         N/A
- Time chartered vessels                 104                                                       N/A
TCE per earning days **)              16,011   12,479   11,899        -        -    12,249         N/A
OPEX per earning days   ***)          (3,919)  (4,583)  (4,583)        -        -   (4,583)         N/A
-------------------------------------------------------------------------------------------------------

*) Earning days are the total number of days in the period, where the vessels is ready and available to perform a voyage, i.e. is not in dry-dock etc. **) TCE = Time Charter Equivalent Earnings = Gross freight income less port expenses, bunkers and commissions (including freight and bunkers derivatives).
***) OPEX = Operating expenses for own vessels.

Operation of vessels

      Vessels chartered in on time charters do not give rise to operating expenses for TORM but only to charter hire payments. As compared to 2005, charter hire in the Tanker Division increased by USD 15 million to USD 59 million in 2006, whereas charter hire paid in the Bulk Division increased by USD 10 million to USD 48 million. The increase in the Tanker Division was primarily caused by a significant increase in the number of vessels chartered in, whereas the development in the Bulk Division was caused by a combination of an increase in the available earning days and higher time charter rates compared to 2005.

      The operating expenses for the owned vessels increased by USD 11 million or 16% to USD 78 million in 2006. The most significant factor behind this development was the increase in the number of operating days of 1,364 days or 12%, primarily due to the addition of owned vessels in the LR2 business area. The main reason for the operating expenses not increasing proportionately to the increase in the number of operating days is a decrease in the number of dry-dockings to 100 days during 2006 compared to 277 days in 2005. Days in dry-dock are not included in the number of operating days, whereas the vessels incur operating expenses at similar levels as during operation. The total fleet of owned vessels incurred 43 off-hire days in 2006 corresponding to three per thousand of the number of operating days compared to 31 off-hire days in 2005 corresponding to three per thousand of the number of operating days. The Company considers this a very satisfactory level.

      Operating expenses are mainly incurred in USD and DKK. The average DKK/USD exchange rate in 2006 was more or less unchanged from 2005 and did not affect the development in operating expenses significantly.

Administrative expenses and other operating income

      The increase in total administrative expenses from 2005 to 2006 by USD 4 million to USD 35 million was mainly due to increased salary expenses due to the addition of new staff and a general increase in salary levels.

      Administrative expenses are primarily incurred in DKK. The average DKK/USD exchange rate in 2006 was more or less unchanged from 2005 and did not affect the development in administrative expenses significantly.

      Other operating income primarily comprises chartering commissions received by TORM in connection with the management of the three tanker pools. Other operating income amounted to USD 10 million in 2006 compared to USD 13 million in 2005. The decrease was primarily related to commissions from the tanker pools. The commissions are based on revenues in the pools, and the change is a direct result of a higher decrease in freight rates than the increase in the number of vessels in the pools compared to the previous year.

Financial income and expenses

      Net financial items in 2006 were USD -1 million compared to USD -4 million in 2005. The most significant reason for the change is the higher dividend from Norden of USD 25 million compared to USD 12 million in 2005 and an increase in net interest expenses of USD 10 million to USD 36 million in 2006 due in part to the increase in net interest bearing debt of USD 30 million during the year to USD 662 million from USD 632 million in 2005 but more importantly due to the significant increase in net interest bearing debt of USD 360 million in 2005 having full effect in 2006.

      Please refer to Note 8 to our consolidated financial statements for a breakdown of financial items in the income statement and to Note 13 for an overview of mortgage debt and bank loans.

Tax

      Tax expenses for the year amounted to USD 7 million compared to USD 0 million in 2005. The tax expenses for 2006 comprise current tax for the year of USD 5 million compared to USD 9 million in the previous year, an increase in deferred tax of USD 8 million compared to a decrease of USD 9 million in 2005 and an income of USD 6 million due to an adjustment to the estimated current tax liabilities for the previous years. The deferred tax liability as at December 31, 2006 was USD 63 million compared to USD 55 million in the previous year.

      All significant Danish entities in the TORM group entered into the tonnage taxation scheme with effect from 2001 and have filed tax returns for 2001 through to 2005. The Company has filed a complaint regarding the assessments by the tax authorities of the tax returns for the years 2001 to 2004 and the assessment for 2005 has not been completed. The recognized current tax liabilities are therefore to a great extent based on Management's judgement regarding the probable outcome of the complaint and the assessment. TORM paid USD 3 million in corporation tax on account in 2006 regarding these entities.

      Please refer to Item 10E and Notes 2 and 10 to our consolidated financial statements for further information.

Vessels and dry-docking

      The increase in tangible fixed assets of USD 157 million to USD 1,324 million in 2006 is attributable to the change in vessels and capitalized dry-docking and in prepayments on vessels. The carrying value of vessels and capitalized dry-docking increased by USD 70 million to USD 1,136 million. The increase relating to vessels amounted to USD 73 million. The addition of new tonnage amounted to a total acquisition cost of USD 168 million resulting from two LR2 tanker newbuildings, two LR2 tankers built in 1999 and 2000 and one LR1 tanker newbuilding. One LR1 tanker built in 2006, three Panamax bulk carriers built in 1990, 1992 and 1993, and two Handysize bulk carriers built in 1997 at a total carrying amount of USD 43 million were sold during the year and depreciation on the vessels amounted to USD 52 million. Prepayments on vessels increased by USD 86 million to USD 183 million due to additional costs relating to vessels under construction of USD 166 million less the above-mentioned newbuilding deliveries of USD 80 million.

      Total depreciation amounted to USD 59 million in 2006 as compared to USD 48 million in 2005, an increase of USD 11 million. The increase is due to the expansion and renewal of the fleet during 2005 and 2006.

      As at December 31, 2006, TORM's newbuilding programme comprised 17 tanker vessels to be delivered during 2007 to 2011, and the contractual obligations under the program amounted to USD 776 million. In addition, the Company called an option in 2006 to acquire one Panamax bulk carrier on time charter built in 2004, which will be delivered in the second quarter of 2007. The contractual liability relating to this vessel amounted to USD 19 million as at December 31, 2006.

      The market value of the fleet and investment program (5.5 LR2 tanker newbuildings, 1.5 LR1 tanker newbuildings, 10 MR tanker newbuildings and one second-hand Panamax bulk carrier) exceeded the carrying value of the fleet including newbuilding contracts by USD 1,016 million at year-end. This valuation is based on the average of three internationally acknowledged shipbrokers' valuations.

Other investments (Norden)

      Other investments mainly comprise the investment in approximately 33% of the shares in Norden - excluding Nordens treasury shares - with a carrying value of USD 633 million as at December 31, 2006 compared to USD 352 million in the previous year.

      TORM does not consider Norden as an associated company, as the Company does not have influence on decisions and is not represented on Norden's Board of Directors. The investment in Norden is valued on the basis of the closing price on the Copenhagen Stock Exchange on December 31, 2006 of DKK 4,765.82 per share. To the positive effect from the increase in the share price from DKK 2,958.63 as at December 31, 2005 was added the effect of the change in the DKK/USD exchange rate of USD 66 million.

      The Company holds investments in other entities with an aggregate carrying amount of USD 11 million as at December 31, 2006, of which USD 3 million concerns unlisted entities, compared to USD 9 million as at December 31, 2005. The carrying amount of the unlisted shares constitutes the estimated fair value based on available information.

      The shareholding in Norden is disposed at March 31, 2007. For further information refer to item 4B.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 2005 AND THE YEAR ENDED DECEMBER 31, 2004

      Net profit for the year increased by 60% to USD 299.0 million in 2005 from USD 187.0 million in 2004 resulting in earnings per share of USD 4.3 in 2005 and USD 2.7 in 2004. The net profit for 2005, which includes a gain on sale of vessels of USD 55.0 million and dividend from Dampskibsselskabet Norden A/S of USD 12.0 million, is considerably higher than expected as reported at the beginning of the year.

      The considerably higher profit is primarily due to the net addition of 9.5 vessels to our fleet of owned and long-term chartered vessels. Freight rates in the tanker segment, which during part of 2005 were significantly higher than expected, further contributed to the reported profit.

      Our total assets increased by USD 570.0 million in 2005 to USD 1,810 million from USD 1,240 million in 2004. The increase resulted in an increase of USD 517.0 million in the carrying amount of our vessels and vessels under construction, mainly due to fleet expansion, a decrease in the carrying amount of marketable securities of USD 58.0 million and an increase in cash and cash equivalents of USD 91.0 million.

      The shareholders' equity increased by USD 190.0 million in 2005 to USD
905.0 million compared to USD 715.0 million in 2004. The solvency ratio, as defined in Item 17, decreased by 8 percentage points to 50% in 2005 from 58% in 2004. The significant increase in shareholders' equity is mainly due to the profit in 2005 less dividend paid out and value adjustment of the Company's investment in Norden. Our total liabilities increased by USD 381.0 million to USD 905.0 million in 2005 as compared to USD 524.0 million in 2004 primarily due to increases in mortgage debt and bank loans used to finance a part of the expansion of the fleet.

Net earnings from shipping activities

      The table below presents net earnings from shipping activities on segment level for the years ended December 31, 2004 and 2005:

USD million
                                                      Not     Total                           Not    Total
                                 Tanker    Bulk allocated      2004     Tanker   Bulk  allocated     2005
-------------------------------------------------------------------     ------------------------------------
Revenue                           265,0   177.5       0.1     442.6       419.3   167.6       0.0     586.9
Port expenses, bunkers and
commissions                      (68.8)  (15.0)       0.0    (83.8)     (111.4)  (11.7)       0.0   (123.1)
Freight and bunkers derivatives   (9.3)     0.0       0.0     (9.3)         3.2     0.0       0.0       3.2
                               ------------------------------------     ------------------------------------
Time charter equivalent           186.9   162.5       0.1     349.5       307.9   155.9       0.0     463.8
earnings
Charter hire                     (13.5)  (46.1)       0.0    (59.6)      (44.3)  (37.9)       0.0    (82.2)
Operating expenses               (39.5)  (11.6)       1.3    (49.8)      (51.4)  (15.3)       0.0    (66.7)
                               ------------------------------------     ------------------------------------
Gross profit/(loss)
(Net earnings from shipping
activities)                       133.9   104.8       1.4     240.1       212.2   102.7       0.0     314.9

      Our total revenue in 2005 was USD 587.0 million as compared to USD 433.0 million in the previous year. Our revenue is derived from two segments: the Tanker Division and the Bulk Division. In the markets in which these divisions operate, the time charter equivalent (TCE) rates, defined as net revenue less voyage expenses divided by the number of available earning days (days available for service) is used to compare freight rates. Under time charter contracts the charterer pays for the voyage expenses, whereas the shipowner pays for the voyage expenses under voyage charter contracts. As a consequence, we base our economic decisions primarily upon the expected TCE rates rather than on expected net revenues. The analysis of revenue is therefore based on the development in time charter equivalent earnings. Our time charter equivalent earnings in 2005 were USD 464.0 million as compared to USD 350.0 million in 2004. The addition of tonnage, especially in the LR1 and MR tanker business areas, as well as higher rates in the tanker segment during part of the year were the primary reasons for the increase in the TCE.

Tanker Division

      Net revenues in the Tanker Division in 2005 increased by 64% to USD 419.0 million from USD 256.0 million in 2004, whereas the TCE earnings increased by USD 121.0 million, or 65%, to USD 308 million in 2005 from USD 187.0 million in the previous year.

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

      In 2005, we achieved freight rates in the LR2 business area that were on average 6% higher than in the previous year. This increased our earnings by USD
4.0 million. The number of available earning days increased by 165 days, or 9% resulting in an increase in earnings of USD 6.0 million.

      In the LR1 business area, we took delivery of four vessels and sold 2.5 vessels during 2005. Two of the sold vessels were leased back on five-year time charters. These transactions were the primary reason for the increase in the number of available earning days of 1,326 days in 2005 representing a 93% increase from the previous year and resulting in an increase in our earnings of USD 33.0 million. The 30% increase in average freight rates in 2005 resulted in a USD 21.0 million increase in our earnings.

      In the MR business area, the Company took delivery of seven vessels and sold two vessels during 2005. The addition of new tonnage was the main reason for the increase in the number of available earning days of 1,235 days, or 28%, which increased our earnings by USD 26.0 million. The average freight rates were 24% higher in 2005 than in the previous year, which affected earnings positively by USD 30.0 million.

      The table below shows the TCE earnings in the Tanker Division.

Earnings for the Tanker division
--------------------------------------------------------------------------------------------------------------
USD million                                          MR           LR1           LR2        Un-          Total
                                                                                      allocated
Time charter equivalent earnings 2004                93            35            60          (1)          187
Change in number of earning days                     26            33             6            -           65
Change in freight rates                              30            21             4            -           55
Other                                                 -             -             -            1            1
                                                    ----         ----          ----         ----         ----
Time charter equivalent earnings 2005               149            89            70            0          308
--------------------------------------------------------------------------------------------------------------

      The table below summarizes the earnings data per quarter for the Tanker Division.

Earnings data for the Tanker division
USD/Day                               2004                   2005                         2005    % Change
                                          -------------------------------------------
                                 Full year        Q1          Q2        Q3        Q4 Full year   2004-2005
LR2/Aframax vessels
-----------------------------------------------------------------------------------------------------------
Available earning days for: *)
- Owned vessels                      1,098       270         271       274       276     1,091        (1%)
- Time chartered vessels               726       180         171       274       274       899         24%
TCE per earning days **)            33,116    35,715      30,281    28,185    45,917    35,253          6%
OPEX per earning days   ***)       (4,754)   (5,526)     (4,849)   (5,899)   (6,157)   (5,612)         18%
-----------------------------------------------------------------------------------------------------------

LR1/Panamax vessels
-----------------------------------------------------------------------------------------------------------
Available earning days for: *)
- Owned vessels                      1,425       372         404       499       551     1,826         28%
- Time chartered vessels                 0       126         248       276       276       925         N/A
TCE per earning days **)            24,912    32,704      26,906    26,509    41,726    32,300         30%
OPEX per earning days  ***)        (6,153)   (4,991)     (6,836)   (6,074)   (5,680)   (5,903)        (4%)
-----------------------------------------------------------------------------------------------------------

MR vessels
-----------------------------------------------------------------------------------------------------------
Available earning days for: *)
- Owned vessels                      4,346     1,125       1,270     1,547     1,638     5,581         28%
- Time chartered vessels                 0         0           0         0         0         0          0%
TCE per earning days **)            21,381    27,465      26,079    23,499    29,373    26,613         24%
OPEX per earning days   ***)       (5,936)   (6,223)     (6,594)   (6,274)   (6,505)   (6,708)         13%
-----------------------------------------------------------------------------------------------------------

*) Earning days are the total number of days in the period, where the vessels is ready and available to perform a voyage, i.e. is not in dry-dock etc. **) TCE = Time Charter Equivalent Earnings = Gross freight income less port expenses, bunkers and commissions (including freight and bunkers derivatives).
***) OPEX = Operating expenses for our owned vessels.

Bulk Division

      In the Bulk Division revenue decreased by 6% to USD 168.0 million in 2005 from USD 178.0 million in the previous year, whereas the time charter equivalent earnings decreased by USD 7.0 million or 4% to USD 156.0 million in 2005 as compared to USD 163.0 million in 2004.

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

      Freight rates in the Panamax business area in 2005 were on average 9% higher than in 2004, increasing our earnings by USD 12.0 million. In this business area, one vessel, which had previously been chartered in, was added to our fleet of owned vessels during 2005. The decrease in the number of available earning days by 506 days from the previous year was due to the net redelivery of tonnage chartered in, and resulted in the decrease of USD 13.0 million in theTCE earnings in this business area.

      In the Handysize business area earnings decreased by USD 5.0 million as a consequence of a reduction in available earning days of 23% and a 5% decrease in the average freight rates.

      The table below shows the change in the TCE earnings in the Bulk Division.

Earnings for the Bulk division
-------------------------------------------------------------------------------------------------
USD million                                   Handysize       Panamax         Un-          Total
                                                                         allocated
Time charter equivalent earnings 2004                18           144           1            163
Change in number of earning days                    (4)          (13)           -           (17)
Change in freight rates                             (1)            12           -            11
Other                                                 -             -          (1)           (1)
                                                   ----          ----        ----           ----
Time charter equivalent earnings 2005                13           143            0           156
-------------------------------------------------------------------------------------------------

      The table below summarizes the earnings data per quarter for the Bulk Division.

Earnings data for the Bulk division
USD/Day                                 2004                2005                      2005    % Change
                                            -------------------------------------
                                   Full year       Q1       Q2       Q3       Q4 Full year   2004-2005
Panamax vessels
-------------------------------------------------------------------------------------------------------
Available earning days for: *)
- Owned vessels                        1,853      559      685      736      719     2,698         46%
- Time chartered vessels               3,776      765      518      504      637     2,425       (36%)
TCE per earning days **)              25,534   30,641   30,962   27,523   22,585    27,897          9%
OPEX per earning days   ***)         (5,022)  (4,794)  (4,607)  (4,294)  (5,017)   (4,676)        (7%)
-------------------------------------------------------------------------------------------------------

Handysize vessels
-------------------------------------------------------------------------------------------------------
Available earning days for: *)
- Owned vessels                          732      169      176      184      184       712        (3%)
- Time chartered vessels                 324       30       30       31       13       104       (68%)
TCE per earning days **)              16,829   18,952   17,645   14,514   13,067    16,011        (5%)
OPEX per earning days   ***)         (3,173)  (2,916)  (3,908)  (3,690)  (5,049)   (3,919)         24%
-------------------------------------------------------------------------------------------------------

*) Earning days are the total number of days in the period, where the vessels is ready and available to perform a voyage, i.e. is not in dry-dock etc. **) TCE = Time Charter Equivalent Earnings = Gross freight income less port expenses, bunkers and commissions (including freight and bunkers derivatives).
***) OPEX = Operating expenses for own vessels.

Operation of vessels

      Vessels chartered in on time charters do not give rise to operating expenses for TORM but only to charter hire payments. As compared to 2004, charter hire in the Tanker Division increased by USD 31.0 million to USD 44.0 million in 2005, whereas charter hire paid in the Bulk Division decreased by USD
8.0 million to USD 38.0 million. The increase in the Tanker Division was primarily caused by the sale and lease back on time charters of two vessels in the LR1 business area in the beginning of 2005.

      The operating expenses for the owned vessels increased by USD 17.0 million to USD 67.0 million in 2005. The most significant factor behind this development was the increase in the number of operating days by 1,987 days, or 21%, primarily due to the addition of owned vessels in the LR1, MR and Panamax business areas. The main reasons for the operating expenses not increasing proportionately to the increase in the number of operating days are one-time expenses relating to the preparation of two vessels for sale and a high number of dry-dockings during 2005 totaling 277 days in 2005 as compared to 30 days in 2004. Days in dry-dock are not included in the number of operating days, whereas the vessels incur operating expenses at similar levels as during operation. In addition, the operating expenses for some of the vessels added this year are higher than the average for the fleet as of the beginning of the year. The total fleet of owned vessels incurred 31 off-hire days in 2005 corresponding to three per thousand of the number of operating days compared to 15 off-hire days in 2004 corresponding to two per thousand of the number of operating days. The Company regards this as a very satisfactory level.

      Operating expenses are mainly incurred in USD and DKK. The average DKK/USD exchange rate in 2005 was more or less unchanged from 2004 and did not affect the development in operating expenses significantly.

Administrative expenses and other operating income

      Our total administrative expenses decreased from 2004 to 2005 by USD 8.0 million to USD 31.0 million mainly due to lower administrative costs relating to the share options plan, which was partially offset by increased salary expenses due to the addition of new staff and a general increase in salary levels.

      Administrative expenses are primarily incurred in DKK. The average DKK/USD exchange rate in 2005 was more or less unchanged from 2004 and did not affect the development in administrative expenses significantly.

      Other operating income primarily comprises income from chartering commissions received by TORM in connection with the management of the three tanker pools. Other operating income amounted to USD 13 million in 2005 as in 2004 despite an increase in commissions from the tanker pools, primarily due to one-time income of USD 2.0 million in 2004. These commissions are based on net revenues in the pools, and the change is a direct result of the change in freight rates and the number of vessels in the pools compared to the previous year.

Vessels and dry-docking

      The increase in tangible fixed assets of USD 479.0 million to USD 1,167.0 million in 2005 is mainly attributable to the change in vessels and capitalized dry-docking. The carrying value of vessels and capitalized dry-docking increased by USD 419.0 million to USD 1,066.0 million in 2005. The increase relating to vessels amounted to USD 414.0 million. The addition of new tonnage amounted to a total acquisition cost of USD 517.0 million resulting from two LR1 tanker newbuildings and two LR1 tankers built in 2003 and 2004, two MR tanker newbuildings and five MR tankers built in 2000 to 2003 as well as one Panamax bulk vessel built in 2001. Furthermore, in 2005, we have sold two MR tankers built in 1992 and 1994 and 2.5 LR1 tankers built in 1988 and 1990 at a total carrying amount of USD 63.0 million and depreciation on the vessels in our fleet amounted to USD 40.0 million. Prepayment on vessels under construction increased in 2005 by USD 60.0 million to USD 97.0 million due to additional costs relating to vessels under construction of USD 295.0 million less the above-mentioned newbuilding deliveries of USD 191.0 million and the transfer of a vessel under construction to non- current assets held for sale at a carrying amount of USD
44.0 million.

      Depreciation amounted to USD 48.0 million in 2005 as compared to USD 35 million in 2004, an increase of USD 13.0 million. The increase is due to the expansion of the fleet during 2005.

      As at December 31, 2005, our newbuilding program comprised of 12 tanker vessels to be delivered during 2006 to 2009, and the contractual liabilities under the program amounted to USD 540.0 million. In addition the Company called options in 2005 to acquire two LR2 tankers on time charter built in 1999 and 2000, which were delivered in January 2006. The contractual liability relating to these vessels amounted to USD 94.0 million as of December 31, 2005. In 2005, we also contracted to sell one of our LR1 vessels under construction subsequent to delivery in 2006 bringing the total net investment program to 13 vessels.

      The market value of the fleet and investment program (7.5 LR2 tanker newbuildings, 1.5 LR1 tanker newbuildings, two MR tanker newbuildings and two second-hand LR2 tankers) exceeded the carrying value of the fleet including newbuilding contracts by USD 768.0 million as of December 31, 2005. This valuation is based on the average of three internationally acknowledged shipbrokers' valuations.

Other investments (Norden)

      Other investments mainly comprise of our investment in approximately 33% of the shares of Norden with a carrying value of USD 352.0 million as of December 31, 2005 compared to USD 363.0 million as of December 31, 2004.

      TORM does not consider Norden as an associated company, as the Company does not have influence on decisions and is not represented on Norden's Board of directors. The investment in Norden is valued on the basis of the closing price on the Copenhagen Stock Exchange on December 31, 2005 of DKK 2,958.63 per share. The positive effect from the increase in the share price from DKK 2,725.52 as of December 31, 2004 was offset by the adverse effect of the change in the DKK/USD exchange rate of USD 49.0 million.

      We hold investments in other entities with an aggregate carrying amount of USD 9.0 million as of December 31, 2005, of which USD 2.0 million concerns unlisted entities, compared to USD 5.0 million as of December 31, 2004. The carrying amount of the unlisted shares constitutes the estimated fair value based on available information.

Financing

      Net financial items in 2005 were negative by USD 4.0 million as compared to a net income of USD 26.0 million in 2004. The most significant reason for the change is the lower dividend from Norden of USD 12.0 million in 2005 as compared to USD 34.0 million in 2004 and an increase in interest expenses of USD 10.0 million to USD 26 million in 2005 primarily due to the increase in net interest bearing debt, as defined in Item 17 below, of USD 360.0 million during the year to USD 632.0 million in 2005 from USD 272.0 million in 2004.

      The invested capital, as defined in Item 17, increased by USD 558.0 million to USD 1,176.0 million as of December 31, 2005 from USD 618.0 million in 2004. The increase can primarily be explained by the addition of tonnage and prepayments on newbuildings during 2005. Taking into account the development in net interest bearing debt during 2005, a significant part of the expansion of our Company is financed by cash flow from operations and from sale of vessels.

      Shareholders' equity increased by USD 190.0 million to USD 905.0 million in 2005. The considerable growth in shareholders' equity is mainly due to the net profit in 2005 of USD 299.0 million less USD 90 million dividends paid out during the year and value adjustment of the Company's investment in shares in other companies, including Norden, of USD 23.0 million.

Tax

      The tax expense for 2005 comprises current tax for the year of USD 9.0 million, which is unchanged compared to the previous year, less a USD 9.0 million reduction of deferred tax as compared to an increase in deferred tax of USD 8.0 million in 2004. Net tax for 2005 was USD 0.0 million as compared to an expense of USD 19.0 million in 2004. Of the reduction in deferred tax in 2005, USD 4.0 million was a result of a change in the Danish corporation tax rate from 30% to 28%. The deferred tax liability as at December 31, 2005 of USD 55.0 million as compared to USD 73.0 million in the previous year was furthermore affected by a currency exchange gain of USD 10.0 million which is recognized in the income statement under financial items.

      All significant Danish entities in our group entered into the tonnage taxation scheme effective from 2001 and have filed tax returns for 2001 through 2004. The assessment of the tax returns by the tax authorities has not yet been completed, and the recognized current tax liabilities are therefore to a great extent based on Management's judgment regarding the outcome of the assessment. TORM paid USD 7.0 million in corporation tax on account in 2005 regarding these entities.

B.    Liquidity and capital resources

      The invested capital increased by USD 123 million to USD 1,299 million as at December 31, 2006, from USD 1,176 million as at December 31, 2005 and USD 618 million as at December 31, 2004. The increase can primarily be explained by the addition of tonnage and prepayments on newbuildings during the year.

      The primary objective of the Company's capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value. To manage its capital structure and make adjustments to it, in light of changes in economic conditions, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made to the capital management objectives, policies or processes during the years ended December 31, 2004, December 31, 2005 and December 31, 2006.

      For maintenance of the capital structure the Board of Directors has announced to undertake prior to the end of the current financial year a share buy-back programme of up to 15% of the Company's nominal share capital.

      The Company monitors the capital using gearing ratios, primarily the equity ratio, which is equity divided by total assets. The Company's policy is to maintain the equity ratio above 30% both when executing short-term business activities and when considering strategic initiatives and planning long-term investments. As at December 31, 2006, the equity ratio was 61% compared to 50% as at December 31, 2005 and 58% as at December 31, 2004.

      Equity increased by USD 376 million in 2006 to USD 1,281 million as at December 31, 2006. The considerable growth in equity is mainly due to the net profit for the year of USD 235 million and value adjustment of the Company's investment in shares in other companies, including Norden, of USD 283 million less dividends paid out during the year of USD 134 million.

      The payment of the Company's obligations under loan agreements, along with the payment of charter hire for chartered-in vessels and all other commitments that TORM has entered into, are paid out of the cash generated by the Company. Total cash and cash equivalents amounted to USD 33 million at the end of 2006 vs. USD 157 million at the end of 2005 and USD 66 million at the end of 2004, resulting in a net decrease in cash and cash equivalents for the year of USD 124 million compared to a net increase of USD 91 million in 2005 and a net increase of USD 38 million in 2004. The primary sources of the cash flow were profit from operating activities, additional borrowing and proceeds from the sale of vessels.

      The cash flows were primarily used to finance the renewal of the fleet, to repay mortgage debt and bank loans and to pay dividend to shareholders during the year.

      The Company's operations generated a cash inflow of USD 233 million in 2006 compared to an inflow of USD 261 million in 2005, which was historically high, and an inflow of USD 228 million in 2004. The Company invested USD 262 million in tangible fixed assets during the 2006, primarily comprising the extension of the fleet, compared to USD 636 million in 2005 and USD 187 million in 2004. The total cash inflow from the sale of vessels was USD 145 million in 2006 compared to USD 178 million in 2005. The Company did not generate any cash flows from the sale of non-current assets in 2004.

      The total cash outflow from financing activities amounted to USD 239 million compared to a cash inflow of USD 303 million in 2005 and a cash outflow of USD 3 million in 2004. Additional borrowing generated inflow of USD 162 million for the financing of the newbuilding program and purchase of second-hand vessels, while repayments on mortgage debt and bank loans amounted to USD 256 million. Dividend payments to TORM's shareholders, which in 2006 amounted to USD 134 million, also affected cash flow from financing activities.

      As at December 31, 2006, TORM had entered into credit agreements with leading banks with a total commitment of USD 1,514 million, of which USD 698 million was drawn. Of the total borrowings of USD 698 million, USD 634 million was bearing variable interest. The credit agreements are dedicated to the financing of new tonnage and to the ongoing financing of some of the existing vessels.

      For all 17 vessels in the newbuilding programme payments corresponding to approximately 23% of the aggregate contract price have been made, and TORM has entered into an agreement for the remaining financing of three of the LR2 product tankers in the newbuilding programme to be delivered during the period from April 2007 to June 2008. The remaining financing for the other vessels has not yet been agreed but will be in place in due time to meet all payment obligations. The total outstanding contractual commitment under the newbuilding programme amounted to USD 594 million as at December 31, 2006, which is covered by the existing commitments from our banks.

      TORM believes that based on available cash and planned investments, projected operating cash flows and financing capacity the Company has sufficient cash flow to meet the operating requirements, cash flow obligations and other strategic initiatives set by the Company's Board of Directors. TORM also believes that the current fleet structure, based on time charters and owned vessels, provides the Company with the flexibility to react to changes in market conditions reducing the exposure to negative market developments.

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

      Not applicable.

D.    Trend information.

EXPECTATIONS FOR 2007

      TORM's financial results primarily depend on developments in freight rate levels and the number of earning days. At April, 30 2007 41% of the remaining earning days in 2007 for product tankers had been covered vs. 25% at the same time in 2006. In the Bulk Division, 94% of the remaining earning days in 2007 had been covered as at April 30, 2007 vs. 61% at the same time in 2006. In 2007, the financial statements will be significantly affected by our acquisition of 50% in OMI. The financial result will also be greatly influenced by our sale of the shares in Norden in March 2007 generating an income before tax of USD 643 million.

      The profit before tax forecast for 2007 as at April 30, 2007 is in the region of USD 780-800 million. This forecast is subject to a degree of uncertainty in as much as a number of factors could significantly impact freight rates and consequently the earnings of both the product tankers and the bulk carriers. Furthermore, it is difficult to predict the impact of additional tonnage not yet delivered. TORM does not hold the view that there will be greater uncertainty or other exceptional circumstances in 2007 than found previously.

      For 2007, it is estimated that the following factors would have the greatest influence on earnings:

            o     Worldwide economic growth.

            o Consumption of refined oil products, particularly during the winter months.

            o Chinese imports of commodities, particularly iron ore, coal and grain.

            o     Additions and scrapping of vessels.

            o One-off events such as strikes, political instability in the oil-exporting countries, weather conditions, shut- down of refineries, etc.

            o Additional costs due to restructuring as a result of the acquisition of 50% of OMI.

Tanker Division

      In 2007, the tanker market is expected to be positively affected by an increase in the global oil demand and negatively affected by a relatively substantial number of product tanker deliveries.

      Energy Information Administration (EIA) expects global oil consumption to increase by approximately 1.8% in 2007, vs. 1.0% in 2006, with China and the US as the largest consumers. The longer transport distances of refined oil products
- attributable to the fact that additional refinery capacity is located far from the main consuming countries - will, when combined with growth in consumption, continue to underpin the product tanker market.

      Ton-miles, which illustrates the total demand for capacity, is expected to increase by 4.6% in 2007 vs. 5.0% in 2006 (source: Fearnleys). However, it should be noted that the calculation of this figure is subject to considerable uncertainty.

      The global product tanker fleet will be affected by a historically large order book of newbuildings due for delivery in 2007. In 2007, the net fleet increase in the three business units operated by TORM is expected to be approximately 16% (source: Fearnleys). The net growth is expected to slow down in the succeeding years and then gradually normalize - not least in light of what is expected to be a relatively substantial phasing out of single-hulled product tankers in the run-up to 2010.

       For 2007, it is estimated that the following risk factors will have the greatest influence on the product tanker market:

            o     The winter market and thereby stockpiling.

            o The global economic growth and thereby the consumption of refined oil products.

      Due to seasonal fluctuations, the first and the fourth quarters are traditionally the strongest as a result of the winter season. With the slack winter market prevailing at the beginning of 2007 and the large net addition of product tankers, TORM expects 2007 to be characterized by a little lower rates overall than in 2006.

      The drop in freight rates will to some extent be offset by the expansion of TORM's fleet, which will result in 28% more earning days in 2007 compared to 2006.

      As of April 30, 2007, TORM had covered approximately 41% of the remaining earning days in 2007 at an average rate of USD 24,966/day, which ensures reasonable earnings for the Tanker Division in 2007.

Bulk Division

      The Bulk market has in recent years experienced very firm, but also highly volatile freight rates. TORM expects this to be the case in 2007 as well.

      The most important factor in the demand for bulk carriers, and thus for freight rates in 2007, is the development of the global economy, including in particular developments in China. As a result of the expected considerable volatility, TORM continues its practice of hedging a significant part of its exposure by chartering out vessels on one-year contracts.

      For 2007, it is estimated that the following risk factors will have the greatest influence on the bulk market:

            o     Chinese imports of commodities.

            o     The number of waiting days in ports.

            o     Reduced global economic growth.

      As of April 30, 2007, TORM had covered approximately 94% of the remaining earning days for its Panamax vessels at an average rate of USD 25.150/day, which ensures that the division will achieve satisfactory earnings for 2007.

E. Off-balance sheet arrangements.

      We do not have any off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations.

      We have various contractual obligations and commercial commitments to make future payments including debt agreements, lease obligations and purchase commitments. The following table summarizes our future obligations under these contracts due by period as of December 31, 2006 (in USD million):

USD million                       2007      2008      2009      2010      2011 There-after     Total
Long-Term Debt (1)                55.9      55.9      68.5      53.5      53.5      407.6       694.9
Interest  payments  fixed by      15.9       9.3       2.4       2.2       1.5        0.0       31.3
interest rate swaps (3)
Estimated  variable interest      18.2      24.2      30.6      27.2      24.2       55.3      179.7
payments (4)
Chartered-in  Vessels (incl.     129.4     128.0     115.4     103.6      99.4      306.1      881.9
vessels   not   delivered  )
(Operating leases)
Newbuilding installments         191.3     161.3     179.7      62.9      18.0        0.0      613.2
(Purchase Obligations) (2)
Other operating leases             2.1       1.9       1.7       1.7       1.8        3.7       12.9
                                   ---       ---       ---       ---       ---        ---       ----
Total                            412.8     380.6     398.3     251.1     198.4      772.7    2,413.9
                                 =====     =====     =====     =====     =====      =====    =======

(1) Debt payments could be accelerated upon violation of debt covenants. We are in compliance at December 31, 2006 and we believe the likelihood of a debt covenant violation is remote.
(2) Debt financing will provide an estimated 70%-80% of the newbuilding installments.
(3) Actual fixed rates according to interest rate swaps are used for the covered interest payments. Please refer to Item 11 for further information.
(4) Variable interest payments are estimated based on a 6% floating interest rate, which was our estimate of 6 months LIBOR + a margin as of April 30, 2007.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

      The preparation of consolidated financial statements in conformity with IFRS and accounting principles generally accepted in the United States requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are affected by the way TORM applies its accounting policies. An accounting estimate is considered critical if: the estimate requires Management to make assumptions about matters that were highly uncertain at the time the estimate was made; different estimates reasonably could have been used; or if changes in the estimate that would have a material impact on the Group's financial condition or results of operations are reasonably likely to occur from period to period. Management believes that the accounting estimates employed are appropriate and the resulting balances are reasonable. However, actual results could differ from the original estimates requiring adjustments to these balances in future periods.

      Management believes that the following are the significant accounting estimates and judgments used in the preparation of the consolidated financial statements and the reconciliation to US GAAP.

Carrying amounts of vessels

      The Group evaluates the carrying amounts of the vessels to determine if events have occurred that would require a modification of their carrying amounts. The valuation of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. In assessing the recoverability of the vessels, the Group reviews certain indicators of potential impairment such as reported sale and purchase prices, market demand and general market conditions. Market valuations from leading, independent and internationally acknowledged shipbroking companies are obtained on a semi-annual basis as part of the review for potential impairment indicatory. Under US GAAP, if an indication of impairment is identified, the undiscounted future cash flows are compared to carrying amount of the assets. If these are less than the carrying amount, an impairment loss is recorded based on the difference between the fair value (generally based on discounted future cash flows) and the carrying amount of the vessels. If, under IFRS, an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the net selling price and the discounted future cash flows.

      The review for potential impairment indicators and projection of future undiscounted and discounted cash flows related to the vessels is complex and requires the Group to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile.

      The carrying amounts of TORM's vessels may not represent their fair market value at any point in time as market prices of second-hand vessels to a degree tend to fluctuate with changes in charter rates and the cost of newbuildings. However, if the estimated future cash flow or related assumptions in the future experience change, an impairment of vessels may be required.

      There were no indicators of impairment noted or impairments of vessels recorded in 2004, 2005 or 2006.

Tax

      All significant Danish entities within the Group entered the Danish tonnage taxation scheme which went into effect on January 1, 2001 and have filed tax returns for 2001 to 2005. The assessment of the tax returns by the tax authorities has not yet been completed for 2003, 2004 and 2005, and we have filed a complaint regarding the assessments for 2001 and 2002. The tax regulations are highly complex, and while the Group aims to ensure the estimates of tax assets and liabilities that it records are accurate, there may be instances where the process of agreeing the tax liabilities with the tax authorities could require adjustments to be made to estimates previously recorded.

      It is the Group's assessment that there is material uncertainty as to the estimate of taxes payable as of December 31, 2006 due to the lack of precedents that have interpreted the tonnage tax regulation. The estimate is based on scenario analyses and discussions with the tax authorities, tax advisors and industry organizations, and the uncertainty primarily relates to the division of the activities between income and expenses from shipping related activities, which are taxed under the tonnage tax scheme, and income and expenses from other activities, which are not taxed under the tonnage tax scheme.

CHANGES IN ACCOUNTING POLICIES

      IFRS

      TORM has implemented the following standards and changes to standards in the annual report for 2006:

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

      In addition, TORM has implemented IFRIC 8 "Scope of IFRS 2 Share- based Payment" and IFRIC 9 "Reassessment of Embedded Derivatives".

      The implementation of the above standards, changes to standards and interpretations has not affected TORM's financial statements. However, disclosures have been added due to the implementation.

      A new line "Freight and bunkers derivatives" has been added in the income statement. The income statement effect of forward freight agreements, forward bunker contracts and other shipping related derivates for which hedge accounting is not applied is included in this line. Previously, the effect was included in "Revenue" and "Port expenses, bunkers and commissions" respectively. The volume of trade with freight forward agreements and forward bunker contracts is increasing and in periods of high volatility in freight rates and oil prices the change in the value of the contracts for which hedge accounting is not applied may affect the income statement materially Although all freight and bunker derivatives are regarded as part of the time charter equivalent earnings, it is TORM's view that presenting these contracts separately provides a more relevant presentation of "Revenue" and "Port expenses, bunkers and commissions" for the period. The comparative figures have been reclassified accordingly. Revenue in 2005 is reduced by USD 1.4 million, and port expenses, bunkers and commissions are increased by USD 1.8 million as a result of the change. Revenue in 2004 is increased by USD by 9.3 million and port expenses, bunkers and commissions are increased by less than 0.1 million.

      Note 17 to the consolidated financial statements includes lease liabilities relating to vessels not yet delivered. Previously, the lease liabilities presented only represented delivered vessels. While there may be uncertainty relating to the delivery of vessels, it is TORM's view that including these liabilities in the note provides a more relevant presentation of the contractual liabilities. The comparative figures have been adjusted accordingly. The lease liabilities in 2005 are increased by USD 228 million as a result of the change. The change has no effect on any financial statement line items and earnings per share in 2005.

      U.S. GAAP

      As of January 1, 2006, TORM has implemented the following standards and interpretations:

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

      The adoption these standards and interpretations has not affected the Company's financial position, cash flows or results of operations.

Accounting Policies Note

      IFRS

      IASB has issued IFRS 8 "Operating Segments" in November 2006. The standard replaces IAS 14 and aligns segment reporting with the requirements of SFAS 131 under USGAAP. TORM expects to implement this standard with effect from the financial year 2007.

      IASB also issued IFRIC 10 "Interim Financial Reporting and Impairment" in July 2006 and IFRIC 11 "IFRS 2: Group and Treasury Shares Transactions" in November 2006. TORM expects to implement these interpretations when they become effective.

      TORM expects that the implementation of the standard and the interpretations will not have a material effect on the annual report and the interim reporting.

      U.S. GAAP

      In July 2006, the FASB issued Interpretation No. 48 (FIN 48) "Accounting for Uncertainty in Income Taxes", an Interpretation of FASB Statement No. 109 "Accounting for Income Taxes" to address financial statement recognition and measurement by an enterprise of a tax position taken or expected to be taken in a tax return. The interpretation creates a single model to address uncertainty in tax positions and prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The interpretation also requires several new disclosures in annual financial statements. It is effective for financial statements issued for fiscal years beginning after December 15, 2006, and will therefore be adopted by the Company from January 1, 2007. The Company has assessed that the interpretation will not materially affect the financial statements.

      In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements" ("SFAS No. 157"). This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The standard does not require any new fair value measurements. It is effective for financial statements issued for fiscal years beginning after November 15, 2007 and will therefore be adopted by the Company from January 1, 2008. The Company is currently assessing SFAS No. 157 and has not yet determined the impact that the adoption of this standard will have on its financial statement disclosures.

RECENT DEVELOPMENTS

Acquisition of OMI

      On April 17, 2007, the Company along with Teekay Shipping Corporation ("Teekay") entered into a definitive agreement to acquire OMI Corporation. Under the agreement, OMI shareholders would receive USD 29.25 in cash for each share of OMI common stock they held. Teekay and TORM agreed to divide the assets of OMI equally and to equally split the total cost of the transaction of approximately $2.2 billion, including assumed net debt and other transaction costs.

      Under the agreement, Teekay and TORM were required to commence a tender offer to the OMI shareholders on or before April 27, 2007. The tender offer was subject to acceptance from OMI shareholders representing over 50 percent of OMI's outstanding shares, as well as receipt of standard regulatory approvals. At the expiration of the offer period, a total of 49,762,507 shares had been validly tendered by the shareholders of OMI providing Omaha, Inc, a subsidiary which is jointly held by TORM and Teekay, with control over OMI and allowing for TORM and TEEKAY to gain 100% ownership of OMI and allowing for a subsequent merger between Omaha, Inc. and OMI.

      The merger of OMI with and into Omaha, Inc., the final step in the acquisition of OMI, occurred on June 8, 2007 and as a consequence of the merger Omaha, Inc. changed its name to OMI Corporation. The acquisition of OMI by TORM and TEEKAY was consequently completed on June 8, 2007 at the price of USD 29.25 per share, whereby OMI became a jointly owned subsidiary of TORM and TEEKAY.

      TORM entered into a one-year USD 700 million bridge loan agreement with Danske Bank and HSH Nordbank on April 17, 2007, to assist in the financing of the acquisition of TORM's share of OMI.

Share Split

     At the Company's annual general meeting, which took place on April 17, 2007, a proposal was adopted for a 2:1 stock split of the Company's ordinary shares, nominal value DKK 10 into ordinary shares of nominal value DKK 5. The share split was carried out on the Copenhagen Stock Exchange on May 23, 2007, and the last day of trading in shares of par value DKK 10 was on May 22, 2007. The first day of trading in shares of par value 5 was May 23, 2007. The share split was carried out on NASDAQ on May 23, 2007 in relation to the Company's American Depository Shares with a record date of May 23, 2007 and a distribution date of May 31, 2007.

     After the share split the Company's common shares consist of 72,800,000 shares in denomination of DKK 5 per share.

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

ITEM 6.     DIRECTORS, SENIOR MANAGEMENTAND EMPLOYEES

A.    Directors and senior management [COMPANY TO CONFIRM STILL ACCURATE]

      Set forth below are the names, ages and positions of our directors and executive officers.

      Name                               Age  Position
      ----                               ---  --------

      Board of Directors:
      Niels Erik Nielsen                 59   Chairman of the Board
      Christian Frigast                  55   Deputy Chairman of the Board
      Lennart Arnold Johan Arrias        58   Director
      Margrethe Bligaard                 38   Director, joined in April 2007
      Ditlev Engel                       43   Director
      Peder Mouridsen                    57   Director, resigned in April 2007
      Niels Peter Abildgaard Nielsen     41   Director, joined in April 2007
      Gabriel Panayotides                52   Director
      Stefanos-Niko Zouvelos             51   Director

      Management:
      Klaus Kjaerulff                    55   Chief Executive Officer and acting
                                              Chief Financial Officer since June
                                                    2006
      Mikael Skov                        43   Chief Operating Officer, appointed
                                              in April 2007
      Klaus Nyborg                       43   Chief Financial Officer, resigned
                                              in June 2006

      Biographical information with respect to each of our directors and executives is set forth below.

      Niels Erik Nielsen has been Chairman of our Board of Directors since April 25, 2002. Prior to that Mr. Nielsen was the Deputy Chairman of our Board of Directors from September 26, 2000.. Mr. Nielsen is also a partner with the Danish law firm, Bech-Bruun, which provides certain legal services to us. He is a member of TORM's remuneration committee and a member of the board of directors of several Danish companies, including Amagerbanken Aktieselskab, Ambu A/S, Charles Christensen A/S, Cimber Air Holding A/S, Danica-Elektronik A/S, Gammelrand Skaervefabrik A/S, GPV Industri A/S, InterMail A/S, Mezzanin Kapital A/S, Pele Holding A/S, Preben Olsen Automobiler A/S, Satair A/S, SCF-Technologies A/S and Weibel Scientific A/S. Mr. Nielsen holds a Masters of Law degree from the University of Copenhagen.

      Christian Frigast has been a director of the Company since September 26, 2000 and Deputy Chairman since April 25, 2002. He is a member of TORM's audit committee and remuneration committee. Mr. Frigast is the managing director of Axcel A/S, a Danish investment company. He also serves as a member of the Board of Directors of numerous companies including Holdingselskabet af 1. august 1997 A/S and several companies related to Axcel A/S. Mr. Frigast holds a Masters of Science degree in Economy from the University of Copenhagen.

      Lennart Arnold Johan Arrias has been a director of the Company since 2003. Mr. Arrias is employed by TORM as a Captain and has been with the Company since 1992. He has been elected by the employees of TORM to our Board of Directors.

      Margrethe Bligaard has been a director of the Company since April 2007. Ms. Bligaard is employeed by TORM as General Manager in the Tanker Division with responsibility for performance development and has been with TORM 1989. She has been elected by the employees of TORM to our Board of Directors.

      Ditlev Engel has been a director of the Company since April 25, 2002. Mr. Engel is Group President and CEO of Vestas Wind Systems A/S. He serves as a member of the board of directors for several companies related to Vestas Wind Systems A/S. Prior to that, Mr. Engel was the CEO of Hempel A/S from 2000 to 2005. Mr. Engel holds a Bachelor of Science degree and a Diploma in Economy from the Copenhagen Business School.

      Peder Mouridsen has been a director of the Company since 2003. Mr. Mouridsen is employed by TORM as a Chief Engineer and has been with the Company since 1970. He has been elected by the employees of TORM to our Board of Directors. Mr. Mouridsen retired as a director of the Company at the annual gereral meeting held in April 2007.

      Niels Peter Abildgaard Nielsen has been a director of the Company since April 2007. Mr. Abildgaard is employed by TORM as General Manager for Quality and Vetting and has been with TORM since 1987. He has been elected by the employees of TORM to our Board of Directors.

      Gabriel Panayotides has been a director of the Company since September 26, 2000. He is a member of TORM's audit committee. Mr. Panayotides is Chairman (since 1998) of Excel Maritime Carriers Ltd., a company that has been listed on the American Stock Exchange since October 1997. Mr. Panayotides has been engaged in the ownership and operation of ships since 1978 and is a member of the Greek Committee of the classification societies, Bureau Veritas and Lloyds Register of Shipping. He holds a Bachelors degree from the Pireaus University of Economics.

      Stefanos-Niko Zouvelos has been a director of TORM since April 2006. Mr. Zouvelos is General Manager of Beltest Shipping Company Ltd., in Cyprus, an investment holding company specializing in the shipping sector and the largest shareholder of TORM. Prior to that, Mr. Zouvelos served as a Financial Manager of Good Faith Shipping Co. from 2000 to 2004. He holds a Master of Science degree in Quantative Economics from the University of Stirling, Scotland,and has been engaged in the shipping business since 1984.

      Klaus Kjaerulff has been our Chief Executive Officer and Managing Director since September 2000 and TORM's acting Chief Financial Officer since June 2006. Mr. Kjaerulff has worked for TORM since 1976. From 1997 to 2000, he served as Executive Vice President responsible for our tanker and bulk divisions. From 1981 to 1997, Mr. Kjaerulff was Vice President of our tanker division. He is deputy chairman of the board of the Danish Shipowners' Association and also serves as a member of the board of directors for ICC Denmark, Assuranceforeningen SKULD, Norske Veritas Rad and The Trade Council of Denmark.

      Mikael Skov has been appointed our Chief Operating Officer as of April 1, 2007. Mr. Skov has worked for TORM since 1984. From 2000 to 2007 he served as Executive Vice President for TORM's Tanker Division.

      Klaus Nyborg has been our Chief Financial Officer since February 2002 and resigned from TORM in June 2006. Prior to working for us, Mr. Nyborg was employed in various capacities at the A.P. Moller Group, most recently as Chief Financial Officer (CFO) of the Maersk Logistics division. From 1998 to 2001, he served as Vice President and Regional CFO at Maersk for the Asia-Mid-East Region. From 1997 to 1998, he was the Regional CFO for the Europe-Africa Region. From 1992 to 1997, Mr. Nyborg served as General Manager and Corporate Secretary in the A.P. Moller Group. He holds a Masters degree in Law and Business Economics and a Diploma in Economics from the Copenhagen Business School.

B.    Compensation

      In 2006, we paid a total of USD 0.5 million to the Board of Directors and USD 3.6 million to our executives including exercised stock options. We have not set aside any amounts to provide pension, retirement or similar benefits to our directors and executive officers. For a description of our stock option plan please refer to "Option Plan" below. As of December 31, 2006, members of our Board of Directors had exercised 105,820 options.

      The members of Management are, in the event of termination by the Company, entitled to a severance payment of up to 24 months' salary. The pension age for members of Management is 62.

C.    Board Practices.

      The members of our Board of Directors are elected for four-year terms. At the end of each term, they are eligible for re-election. All current Board members were elected at the annual general meeting in April 2007, except for Mr. Zouvelos who was elected at the annual general meeting in April 2006. All our Board members will be eligible for re-election in 2011, except for Mr. Zouvelos who will be eligible for re-election in 2010. There are no service contracts between us and any of our directors providing for benefits upon termination of a director's election.

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

      Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.

D.    Employees

      The numbers of employees we employed, on average, for the previous three financial years, are as follows:

                                    2004               2005               2006
                                    ----               ----               ----
Land-based employees
       Denmark                        93                103                112
       Other                           7                 20                 26
                                       -                 --                 --
       Total                         100                123                138
Seafarers (officers)                 195                216                215
                                     ---                ---                ---
Total employees                      295                339                353

      In 2004, 2005 and 2006, approximately 33 of our employees were employed in administrative positions. The majority of the staff on vessels owned by our subsidiaries and associated companies are not employed by us.

E.    Share ownership

      The following table sets forth information as of April 30, 2007, regarding the total amount of capital stock owned by our officers and directors on an individual basis:

                                                                     Shares
Name                              Position                          (Nom. Hold.)
----                              --------                          ------------
Niels Erik Nielsen                Chairman of the Board             *
Christian Frigast                 Deputy Chairman of the Board      *
Lennart Arnold Johan Arrias       Director                          *
Margrethe Bligaard                Director                          *
Ditlev Engel                      Director                          *
Stefanos-Niko Zouvelos            Director                          *
Niels Peter Abildgaard Nielsen    Director                          *
Gabriel Panayotides               Director                          *
Klaus Kjaerulff                   Chief Executive Officer           *
Mikael Skov                       Chief Operating Officer           *

* The person beneficially owns less than one percent of our common shares.

Option plan

      In 2001, we created a share option based incentive program for Management, key employees and the Board members. The program included 20 participants who from 2001 to 2003 have been granted options to purchase shares in the Company, where the option holder can buy the shares at a specified exercise price or where the differential between the share price as of the day of exercising the options and the option price may be settled in cash.

      In this respect we acquired 4.39% of our share capital for USD 7.9 million to cover the economic risk of share price movements in connection with the share option incentive program. As of December 31, 2006 nil treasury shares were held to cover this risk as all the options were exercised.

      Please refer to Note 4 to the consolidated Financial Statements for further information.

Employee shares

      During April 2001, the Board of Directors also decided to offer our employees 400,000 common shares for the price of DKK 5,25 per share. In October 2001, our employees exercised the right to purchase 388,470 of these shares. The market price at the date of the grant was DKK 27.15 per share. The remaining stock purchase rights have expired. Comparative figures have been restated in accordance with the share split.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major shareholders.

      Our capital stock is comprised of common shares, par value DKK 5 per share. Shareholders holding 5% or more of the total number of our outstanding shares are required to file information with the Copenhagen Stock Exchange.The following table sets forth information regarding the owners of 5% or more of our common shares as of April 30, 2007 according to announcements made to the Copenhagen Stock Exchange in accordance with section 29 of the Danish Securities Trading Act. None of the shareholders have any special voting rights.

Name                                  Number of Shares      Percentage of Class
----                                  ----------------      -------------------

Beltest Shipping Company Ltd.              23,409,100               32.2%
Menfield Navigation Company Limited        14,564,704               20.0%
A/S Dampskibsselskabet TORM's               4,556,880               6.3%
Underst0ttelsesfond, Denmark

      Beltest and its parent company, Ryder Holdings Inc., have filed a Schedule 13D with the SEC. Menfield Navigation Company Limited acquired 14,564,704 shares, or 20.0% of our outstanding shares during 2003, 2004 and 2005. A/S Dampskibsselskabet TORM's Underst0ttelsesfond's has filed a Schedule 13G with the SEC and its shareholding in TORM have not changed over the last four years. The number of shares has been restated in accordance with the share split of May 23, 2007.

      Beltest Shipping Company Ltd., A/S Dampskibsselskabet TORM's Underst0ttelsesfond and Menfield Navigation Company Limited have given notices of their shareholdings to the Copenhagen Stock Exchange.

B.    Related party transactions.

      The members of the Company's Board of Directors and Management, close members of the family to these persons and companies where these persons have control or exercise significant influence are considered as related parties with significant influence.

      TORM has during the financial year paid USD 8.5 million to an entity owned by Beltest Shipping Company Limited under a time charter agreement. Furthermore, TORM has during the financial year paid USD 0.3 million for legal assistance to the law firm Bech-Bruun in which Mr. Niels Erik Nielsen, Chairman of the Board of Directors, is a practicing partner.

      Management remuneration is disclosed in Note 4 to our consolidated financial statements.

C.    Interests of experts and counsel.

      Not Applicable.

ITEM 8.  FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

      See Item 17.

DIVIDEND DISTRIBUTION POLICY

      Under Danish law, we are permitted to distribute dividends from our surplus capital. Any decision to distribute dividends will be at the discretion of the Board of Directors and must be approved by the shareholders at our annual general meeting. Our shareholders approved a dividend of DKK 5,8 corresponding to USD 1.0 for every DKK 5 share at the annual general meeting in 2007.

      There are no restrictions in our existing financing arrangements on our ability to pay dividends to our shareholders.

B.    Significant Changes.

      Not Applicable.

ITEM 9.  THE OFFER AND THE LISTING

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

      The average daily trading volume may not be indicative of actual trading volumes and liquidity. Please also refer to "Risk Factors - There may be no active public market for you to resell our ADSs." For the previous five full years:

 DKK                          2002            2003            2004         2005         2006
 ---                          ----            ----            ----         ----         ----
                               (*)             (*)
Low                          11.54           14.33           48.44       110.99       116.50
High                         15.11           45.72          124.55       180.77       201.75
Average Daily
Volume                      44,700         100,832         162,702      302,890      327,508

      The offer and listing details are adjusted in accordance with the share split as of May 23, 2007.

      (*): Adjusted for the issue of bonus shares in May 2004.

For   the previous two full years and subsequent periods, by quarter:

2005                              1st quarter       2nd quarter       3rd quarter       4th quarter
----                              -----------       -----------       -----------       -----------
Low                                    110.99            143.35            153.33            145.74
High                                   162.43            169.61            180.77            176.26
Average Daily Volume                  232,750           279,544           322,926           371,458

2006                              1st quarter       2nd quarter       3rd quarter       4th quarter
Low                                    139.50            116.50            130.00            149.00
High                                   155.75            150.00            156.00            201.75
Average Daily Volume                  285,992           334,038           222,128           473,030

            For the previous six months:

                                November   December      January     February       March        April
                                    2006       2006         2007         2007        2007         2007
                                    ----       ----         ----         ----        ----         ----
Low                               149.00     173.00       183.50       184.00      176.50       191.25
High                              172.50     201.75       188.25       195.75      193.25        201.5
Average Daily Volume             444,198    660,020      229,954      226.292     273,000      421.888

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

 USD                          2002            2003            2004         2005         2006
 ---                          ----            ----            ----         ----         ----
                               (*)             (*)
Low                           1.58            1.58            8.56        19.34        19.34
High                          2.13            7.87           22.45        29.79        36.20
Average Daily                  908          10,166          29,678       28,426        6,274
Volume

            (*): Adjusted for the issue of bonus shares in May 2004.

      For the previous two full years and subsequent periods, by quarter:

2005                              1st quarter       2nd quarter       3rd quarter       4th quarter
----                              -----------       -----------       -----------       -----------
Low                                     19.34             24.50             25.14             22.81
High                                    28.79             28.70             29.79             28.07
Average Daily Volume                   67,328            22,158            14,880            10.892

2006                              1st quarter       2nd quarter       3rd quarter       4th quarter
Low                                     22.76             19.34             21.82             25.06
High                                    25.44             25.08             26.89             36.20
Average Daily Volume                    6,310             7,012             3,698             8,080

      For each of the previous six months:

                                November   December      January     February       March        April
                                    2006       2006         2007         2007        2007         2007
                                    ----       ----         ----         ----        ----         ----
Low                                25.45      31.15        31.44        31.70       30.98        34.64
High                               30.25      36.20        32.97        34.75       34.72        36.71
Average Daily Volume               7,006     12,350       12,252        8,280       3,914        2,412

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

NEWBUILDING CONTRACTS

      We have entered into eight contracts with Guangzhou Shipyard Int. Co. Ltd., each for the construction of a MR product tanker. Of these contracts four were executed on January 18, 2006, each for the construction of a 51,800 dwt Ice Class 1A product tanker. The contracts provide for stage payments of 10% and 20% upon signing of the contracts, 40% and 50% during construction and 40% upon delivery of the vessels. In addition four contracts were executed on November 17, 2006, each for construction of a 50,500 dwt type 2 product tanker. The contracts provide for stage payments of 15% upon signing of the contracts, 45% during construction and 40% upon delivery of the vessels. Delivery of the tankers is scheduled between March 2009 and August 2010.

LOAN AGREEMENTS AND CREDIT FACILITIES

      On January 15, 2004, the Company has entered into a USD 95.0 million loan agreement with Nordea Bank Danmark A/S to assist in the financing of five vessels in our fleet. The interest rate is a variable rate based upon LIBOR. As security for our obligations under the debt instrument, we have granted to Nordea Bank a first priority mortgage, registered over and against the five vessels. The loan is due to be repaid in 2014.

      On December 10, 2004, the Company has entered into a USD 570.0 million revolving credit facility with Danske Bank A/S and Danish Ship Finance to assist in the financing of 20 vessels in the TORM fleet. The interest rate is a variable rate based upon LIBOR. As security for our obligations under the debt instrument, we have granted to Danske Bank and Danish Ship Finance a first priority mortgage, registered over and against the 20 vessels. The loan is due to be repaid in 2014.

      On March 1, 2005, the Company has entered into a USD 161.0 million revolving credit facility with Import Export Bank of China to assist in the financing of five of the abovementioned newbuildings. The interest rate is fixed based upon LIBOR. As security for our obligations under the debt instrument, we have granted to Nordea Bank Denmark, who acts as guarantors towards Import Export Bank of China for us, a first priority mortgage, registered over and against the five vessels. The loan is due to be repaid in 2013.

      On December 23, 2005, TORM Singapore Pte. Ltd., a company wholly-owned by TORM, has entered into a USD 237.0 million loan agreement with The Hongkong And Shanghai Banking Corporation Limited to assist in the financing of seven vessels in the TORM fleet. The interest rate is a variable rate based upon LIBOR. As security for our obligations under the debt instrument, we have granted to The Hongkong And Shanghai Banking Corporation Limited a first priority mortgage, registered over and against the seven vessels. The loan is due to be repaid in 2015.

      On April 20, 2006, the Company has entered into a USD 99.2 million revolving credit facility with Danske Bank A/S to assist in the financing of 2 vessels in the TORM fleet. The interest rate is a variable rate based upon LIBOR. As security for our obligations under the debt instrument, we have granted to Danske Bank a first priority mortgage, registered over and against the 2 vessels. The loan is due to be repaid in 2009.

      On December 22, 2006, the Company has entered into a USD 500.0 million revolving credit facility with Nordea Bank Danmark A/S to assist in the financing of future vessels. The interest rate is a variable rate based upon LIBOR. As security for our obligations under the debt instrument, Nordea Bank Danmark A/S will be granted a first priority mortgage, registered over and against the relevant vessels. The loan is to be terminated in 2016.

D.    Exchange controls.

      None.

E.    Taxation.

      The following discussion is a summary of the material Danish and U.S. federal income tax considerations relevant to an investment decision by a U.S. Holder and a Non-U.S. Holder, as defined below, in our American Depositary Shares, or ADSs, as evidenced by American Depositary Receipts, or ADRs. This discussion does not purport to deal with the tax consequences of owning ADSs to all categories of investors, some of which, such as dealers in securities and investors whose functional currency is not the U.S. dollar, may be subject to special rules. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of ADSs.

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

      No withholding tax is levied on dividends paid to a corporation which holds at least 15% of a company's shares, provided that the shareholder company
(i) has held those shares for a minimum of one year during the time in which the dividends were paid (the one year period could be met retrospectively) and (ii) is a resident in another European Union country or in a country with which Denmark has entered into a taxation treaty which eliminates or reduces the withholding tax on dividends.

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

Code Section 883 Exemption

      Under Code Section 883 and the final regulations promulgated thereunder that came into effect and applies to us beginning with the calendar year 2005, TORM and each subsidiary that derives U.S. source shipping income will qualify for exemption from U.S. federal income tax under Section 883 in respect of such shipping income if, in relevant part:

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

      For 2006, TORM's common stock satisfied these "regularly-traded" tests. Furthermore, TORM has no reason to believe that this will not continue to be the case notwithstanding the ADS listing on the NASDAQ.

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

      Based on its shareholdings during 2006, TORM was subject to the 5% override rule of the final regulations. However, TORM intends to obtain from one of its 5% shareholders, and from each entity in the chain of ownership between such shareholder and TORM, ownership statements required by the final regulations to support such shareholder's status as a qualified shareholder for more than half the days of the calendar year 2006. If this ownership statement is obtained, TORM will be able to establish that the percentage ownership of TORM common shares owned by such 5% qualified shareholder for such period is such that the common share percentage owned by the remaining shareholders in the 5% closely-held group for such period falls below the 50% ownership threshold. As a result, TORM would therefore qualify for the 5% closely-held exception. However, as of the date of this filing, TORM has not obtained this ownership statement and there is no certainty that TORM will be able to do so.

      If the above ownership statement is obtained, both TORM and each subsidiary will be eligible to claim exemption from tax under Section 883 on their U.S. source shipping income earned during 2006. However, if TORM is unable to obtain ownership statements from its 5% shareholders to establish that TORM and each subsidiary are not subject to the 5% override rule for 2006, then TORM and certain of its subsidiaries would not qualify for exemption under Section 883 and would be subject to United States federal income tax on their U.S. source shipping income unless they qualify for the benefits of the Treaty as described in more detail below.

The United States-Denmark Income Tax Treaty Exemption

      Without regard to Section 883, we believe that TORM and each Danish subsidiary would qualify for exemption from U.S. federal income tax under
Article 8 of the United States-Denmark Income Tax Treaty, which we refer to as the "Treaty." TORM's non-Danish subsidiaries that earn U.S. source shipping income do not qualify for the benefits of the Treaty.

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

      If a partnership holds our ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our ADSs, you are encouraged to consult your own tax advisor on this issue.

      Distributions. Any distributions made by the ADS depositary agent, or depositary, with respect to our ADSs to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

      Dividends paid with respect to our ADSs to a non-corporate U.S. Holder (a "U.S. Individual Holder") may be eligible for preferential U.S. federal income tax rates (through 2010) provided that (1) we are a "qualified foreign corporation," (2) the U.S. Individual Holder has owned our stock for more than 60 days in the 121-day period beginning 60 days before the date on which our stock becomes ex-dividend and (3) we are not a passive foreign investment company for the taxable year of the dividend or the immediately preceding taxable year (which we do not believe we are, have been or will be). The preferential tax rates apply only to U.S. Holders that are individuals, trusts or estates.

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

      Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder's tax basis in his ADSs on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividend received deduction with respect to any distributions they receive from us. Dividends paid with respect to the underlying common stock of each ADS will generally be treated as "passive category income" (or "passive income" for taxable years beginning prior to January 1, 2007) or, in the case of certain types of U.S. Holders, "general category income," (or "financial services income" for taxable years prior to January 1, 2007) for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

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

Backup Withholding and Information Reporting

      In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. In addition, such payments will be subject to "backup withholding" if you are a non-corporate U.S. Holder and you:

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

      It is as yet uncertain whether activities in relation to management of pools of vessels owned by other shipping companies can or cannot be taxed according to the tonnage tax system, but will be taxed in accordance with the ordinary Danish corporate tax legislation. Effective from January 1, 2007, fees received for management are eligible for tonnage taxation subject to EU approval of a change in the Danish tonnage tax law. Special rules apply in relation to the treatment of financial income/expenses.

      The taxable income for a Company for a given period is calculated as the sum of the taxable income under the tonnage tax system and the taxable income made up in accordance with to the ordinary Danish corporate tax system. The taxable income is taxed at the normal corporate tax rate (presently 28 %, for 2007: 25%). The taxable income may be offset by tax losses carried forward following the normal Danish Tax rules.

      Capital gains in connection with the sale of vessels - calculated for each vessel as the difference between the sales price and the acquisition price plus expenses incurred for improvement of the vessel - are taxed in accordance with the normal tax legislation. Subject to final EU approval of a change in the Danish tonnage tax law, for vessels acquired on or after January 1, 2007, the gain is tax exempt.

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

      In accordance with Danish accounting principles, the provision for deferred tax that existed at the date of enactmentwas released to income in 2002, which was in accordance with shipping industry practice in Denmark. However, TORM changed its accounting policies in 2005 to comply with IFRS and in order to align the accounting under IFRS and under U.S. GAAP deferred tax assets and liabilities are recorded in the balance sheet. As at December 31, 2006, the Company carried a deferred tax liability of USD 62.8 million in the balance sheet. In 2006, the Company paid income taxes, including tonnage tax, of USD 3.2 million. The Company paid no income taxes in 2001, 2002 and 2003 due to tax losses carried forward.

      The tonnage tax legislation is relatively new, and the guidance from the authorities is not detailed in every aspect. Accordingly, in connection with the preparation of our tax returns for 2001, 2002, 2003,2004 and 2005, we made interpretations of the new tonnage tax legislation some of which have been challenged by the tax authorities. We agree in part to some of the alternative interpretations presented by the tax authorities whereas we do not agree to other of the alternative interpretations presented. The differences in interpretation primarily relate to whether certain income and expense items are taxable under the tonnage taxation scheme or the ordinary Danish corporate tax legislation. The tax authorities have concluded their assessment of the tax returns for 2001 to 2004 and the assessment for 2005 has not been completed. However, we have filed a complaint regarding the assessments for 2001 to 2004.

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

I.    Subsidiary Information

      Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      We are exposed to market risk from foreign currency fluctuations, changes in interest rates and changes in the prices of fuel oil. The Company sets up all bunker hedging, and indeed any other form of hedging, entirely on the basis of the specific market hedging requirements. In general, hedge accounting is applied systematically and is based upon policies.

      On a limited scale and within the boundaries set out by the Board of Directors, the Company from time to time enters into FFA and bunker contracts as a supplement to the physical position in vessels.

      The sensitivity analyses presented in Note 21 in our consolidated financial statements do not consider the effects that such adverse change may have on overall economic activity, nor do they consider additional actions management may take to mitigate its exposure to such changes. Actual results may differ. For an overview of the fair value of the derivative financial instruments please refer to Note 20.

Foreign Exchange Rate Risk

      As TORM uses USD as measurement currency and most of the Company's transactions are denominated in USD, TORM only has limited transaction risk, which primarily relates to costs in DKK.

      Exchange rate risks are assessed in relation to the USD, and the Company's policy is to minimize the impact of exchange rate fluctuations on the financial statements and on the financial position of the Company, typically by entering into forward contracts.

      The expected cash flow in relation to the payment of technical expenses in non-USD related currencies, salaries, wages and other administrative expenses and dividends are typically hedged for a period of up to twelve months ahead.

      In order to manage this risk, we enter into forward contracts and currency options. Please refer to Note 21 in our consolidated financial statements for information relating to contracts entered into.

Interest Rate Risk

      TORM's interest rate risk generally relates to its interest bearing mortgage debt. All the Company's loans for financing vessels are denominated in USD, and most carry variable interest.

      In certain cases, the Company utilizes financial instruments to manage the effects of interest rate changes on earnings and cash resources. The Company typically uses interest rate swaps, which are entered into for periods of up to five years, although typically for two to three years when acceptable interest rate levels can be obtained. For shorter interest rate hedging, the Company from time to time uses FRAs.

      The profile of the instruments always matches the profile of the particular loan in question. When assessing interest rate risk hedging for its loan portfolio, TORM takes into consideration expected interest rate developments and future changes to the composition of the fleet in order to meet ongoing and future market expectations and requirements.

      Please refer to Note 21 in our consolidated financial statements for information relating to contracts entered into.

Bunker Price Risk

      The Company's operating result is affected by movement in the price of fuel oil consumed by the vessels - known in the industry as bunkers. To cover this risk, the Company hedges the price of part of its bunker requirements for a period of up to 12 months forward. TORM has during 2006 started to apply hedge accounting to certain bunker hedges.

      In light of the Company's pool arrangements, bunker requirements of tankers are not hedged individually in respect of cargo contracts or other forms of bunker hedging. Instead, bunker hedging is planned taking into account the specific pool's total estimated bunker requirements. Nonetheless, where a contract of affreightment covering several voyages has been fixed, the pool may hedge bunker requirements specifically for such a contract.

      For bulk carriers, the bunker requirements are similarly hedged to match cargo contract commitments, but the requirements are generally less, given that a larger part of earnings derive from vessels chartered out on time charter, where the charterer is responsible for the payment of bunkers.

      Please refer to Note 21 in our consolidated financial statements for information relating to contracts entered into.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      None

ITEM 15. CONTROLS AND PROCEDURES

a) Disclosure of controls and procedures.

      As of December 31, 2006, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Chairman and Chief Executive Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(e). Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the company in the report it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the SEC rules and forms, and to ensure that information required to be disclosed by the company in the report it files or submits under the Exchange Act is accumulated and communicated to the company's management including its principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure.

      In designing and evaluating the disclosure controls and procedures, Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

b) Report of TORM Management on Internal Control Over Financial Reporting

      TORM's Management is responsible for establishing and maintaining adequate internal control over financial reporting. The TORM Group's internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

      All internal control systems no matter how well designed have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

      TORM's Management assessed the effectiveness of the Group's internal control over financial reporting as of December 31, 2006. In making this assessment, they used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment and criteria, Management has concluded that, as of December 31, 2006, TORM Group's internal control over financial reporting is effective based on those criteria.

      Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 has been audited by Deloitte, Statsautoriseret Revisionsaktieselskab, Denmark, an independent registered public accounting firm, as stated in their report which is included in exhibit F2.

c) Changes in internal control over financial reporting.

      There have been no significant changes in our internal controls or in other factors that could have significantly affected those controls in the current period, including any corrective actions with regard to significant deficiencies and material weaknesses.

d) Report of the independent registered public accounting firm

To the shareholders of A/S Dampskibsselskabet Torm

      We have audited the report of Torm management on Internal Control Over Financial Reporting appearing under Item 15 of this Form 20-F, that Aktieselskabet Dampskibsselskabet Torm and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

      A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

      Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

      In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

      We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), consolidated balance sheet and the related consolidated statement of operations, changes in shareholders' equity, and cash flow for the year ended December 31, 2006 of the Company and our report dated June 26, 2007 expressed an unqualified opinion on those financial statements and includes an explanatory paragraph relating to differences between International Financial Reporting Standards as adopted by the European Union and accounting principles generally accepted in the United States of America.

Copenhagen, Denmark

June 26, 2007

Deloitte Statsautoriseret Revisionsaktieselskab

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

      We have established an audit committee of the board of directors comprised of two independent members. Our audit committee does not include a financial expert because it is not consistent with Danish practice.

ITEM 16B.   CODE OF ETHICS

      During 2006 TORM established a Code of Ethics and Conduct, which is an extension of TORM's core values and reflects out continued commitment to ethical business practices and regulatory compliance.

      The purpose of the code is to set standards of behavior in TORM and in the way of doing business with TORM and to specify what is the encouraged and the accepted behaviors and the mandatory consequences for not complying with these standards.

      The Code of Ethics and Conduct will be revised and updated as needed, reflecting changes in personnel policies, business and regulations.

ITEM 16C.   PRINCIPAL ACCOUNTING FEES AND SERVICES

      Deloitte Statsautoriseret Revisionsaktieselskab, Copenhagen, Denmark is the independent accounting firm that audits the financial statements of the Company and its subsidiaries and is the principal accountant for the audit of the Company.

      The aggregate fee for audit and audit services provided by Deloitte to the Company in 2006 and 2005 were:

(in USD million)                                      2006            2005
--------------------------------------------------------------------------
Audit Fees                                             0.8             0.5
---------------------------------------------------------------------------
Audit-Related Fees                                     0.0             0.0
---------------------------------------------------------------------------
Tax Fees                                               0.1             0.1
---------------------------------------------------------------------------
All Other Fees                                         0.0             0.0
---------------------------------------------------------------------------
Total                                                  0.9             0.6
---------------------------------------------------------------------------

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

      Our Audit Committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

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

Non-GAAP measures

      In this document we use the measures: equity ratio, net interest bearing debt and invested capital. Although not GAAP measures they are all commonly used financial measures according to the Danish Society of Financial Analysts.

Equity ratio

      Equity ratio measures the proportion of the total assets, which is financed by equity. We believe that it is a relevant measure, which management uses to measure the overall development in our financial position. Equity ratio is calculated as follows:

(in USD million)                           2004            2005         2006
                                           ----            ----         ----
Equity                                    715,4           904.7      1,280.8
Divided by Total assets                 1,239,6         1,810.1      2,089,0
Equals Equity ratio                       57.7%           50.0%        61.3%

Net interest bearing debt

      Net interest bearing debt measures the net capital resources, which cause net interest expenditure and interest rate risk and which together with the equity are used to finance our investments. As such we believe that net interest bearing debt is a relevant measure, which management uses to measure the overall development of our use of financing other than equity. Net interest bearing debt is calculated as follows:

(in USD million)                           2004          2005          2006
                                           ----          ----          ----
Mortgage debt and bank loans              395.4         789.0         694.9
Less Cash and cash equivalents           (65.5)       (156.7)        (33.0)
Less Bonds                               (58.1)         (0.2)         (0.0)
                                         ------         -----         -----
Equals Net interest bearing debt          271.8         632.1         661.9

Invested capital

      Invested capital measures the net investments used to achieve our profit before financial items. We believe that invested capital is a relevant measure that management uses to measure the overall development of the assets and liabilities generating our net profit. Invested capital is calculated as follows:

(in USD million)                         2004            2005            2006
                                         ----            ----            ----
Tangible fixed assets                   688.0         1,167.1         1,323.7
Plus Inventories                          5.8            10.9            12.1
Plus accounts receivable                 53.7            70.9            75.8
Plus Non-current assets held for          0.0            43.4             0.0
sale
Less Deferred tax                      (73.2)          (54.6)          (62.8)
Less Trade accounts payable            (15.7)          (22.9)          (18.7)
Less Current tax liabilities            (9.4)           (9.4)           (4.6)
Less Other liabilities                 (23.1)          (23.6)          (26.0)
Less Deferred income                    (7.4)           (6.0)           (1.1)
                                        -----           -----           -----
Equals Invested capital                 618.7         1,175.8         1,298.4

ITEM 18. FINANCIAL STATEMENTS

      Not Applicable.

                              TORM AND SUBSIDIARIES
               INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm.................F-2
Consolidated Statements of Operations for the years
  ended December 31, 2004 and 2005......................................F-3
Consolidated Balance Sheets as of December 31, 2004 and 2005............F-4
Consolidated Statements of Total Gains and Losses for the
  years ended December 31, 2004 and 2005................................F-6
Consolidated Statements of Cash Flow for the years ended
  December 31, 2004 and 2005............................................F-8
Notes to Consolidated Financial Statements..............................F-9

REPORT  OF  INDEPENDENT   REGISTERED   PUBLIC  ACCOUNTING  FIRM  TO  THE
SHAREHOLDERS OF AKTIESELSKABET DAMPSKIBSSELSKABET TORM

      We have audited the accompanying consolidated balance sheets of Aktieselskabet Dampskibsselskabet Torm and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Aktieselskabet
Dampskibsselskabet Torm and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with International Financial Reporting Standards as adopted by the European Union.

      International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 28 to the consolidated financial statements.

      We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 26, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

June 26, 2007

Deloitte Statsautoriseret Revisionsaktieselskab
Copenhagen, Denmark


TORM AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For The Years Ended December 31, 2004, 2005 and 2006
(EXPRESSED IN THOUSANDS OF USD)

                                                   Note     2004          2005          2006
                                                   ----     ----          ----          ----

Revenue                                                   442,600       585,611       603,717
Port expenses, bunkers and commissions                    (83,769)     (124,968)     (148,943)
Freight and bunkers derivatives                            (9,280)        3,194           620
                                                         ------------  ------------  ------------
Time charter equivalent earnings                          349,551       463,837       455,394

Charter hire                                              (59,592)      (82,139)     (106,329)
Operating expenses                                    4   (49,791)      (66,744)      (77,624)
                                                         ------------  ------------  ------------
Gross profit (Net earnings from shipping              3   240,168       314,954       271,441
activities)

Profit from sale of vessels                                     0        54,731        54,362
Administrative expenses                            4, 5   (38,637)      (31,176)      (34,594)
Other operating income                                     13,139        12,570         9,839
Depreciation and impairment losses                    7   (35,181)      (47,894)      (58,915)
                                                         ------------  ------------  ------------
Operating profit                                          179,489       303,185       242,133

Financial income                                      8    42,788        26,004        39,473
Financial expenses                                    8   (16,949)      (29,822)      (40,520)
                                                         ------------  ------------  ------------
Profit before tax                                         205,328       299,367       241,086

Tax expenses                                         10   (18,715)           (4)       (6,574)
                                                         ------------  ------------  ------------
Net profit for the year                                   186,613       299,363       234,512
                                                         ------------  ------------  ------------

                                                   Note                   2005          2006
                                                   ----                   ----          ----

      Earnings per share (USD)                       25                     4.3           3.4
      Earnings per share (DKK) *)                                          25.8          20.2
      Diluted earnings per share (USD)               25                     4.3           3.4
      Diluted earnings per share (DKK) *)                                  25.7          20.2

*) Calculated from USD to DKK at the average USD/DKK exchange rate for the relevant period. The comparative figures has been restated in accordance with the share split of May 23, 2007.

The accompanying notes are an integrated part of these financial statements


TORM AND SUBSIDIARIES
CONSOLIDATED balance sheets
As of December 31, 2005 and 2006
(Expressed in thousands of USD)

                                          Note          2005             2006
                                          ----          ----             ----

ASSETS
NON-CURRENT ASSETS
Tangible fixed assets
Land and buildings                                       883              374
Vessels and capitalized dry-docking         15     1,066,474        1,136,408
Prepayments on vessels                                97,397          183,348
Other plant and operating equipment                    2,319            3,575
                                                 -----------     ------------
                                             7     1,167,073        1,323,705
                                                 -----------     ------------
Financial fixed assets
Other investments                            6       360,993          644,409
                                                 -----------     ------------
                                                     360,993          644,409
                                                 -----------     ------------
Total non-current assets                           1,528,066        1,968,114
                                                 -----------     ------------
CURRENT ASSETS
Inventories of bunkers                                10,869           12,134
Freight receivables, etc.                    9        53,890           49,690
Other receivables                                     14,133           21,500
Prepayments                                            2,853            4,546
Marketable securities                                    241                0
Cash and cash equivalent                             156,728           33,035
                                                 -----------     ------------
                                                     238,714          120,905
Non-current assets held for sale            24        43,358                0
                                                 -----------     ------------
Total current assets                                 282,072          120,905
                                                 -----------     ------------
TOTAL ASSETS                                       1,810,138        2,089,019

                                                 -----------     ------------

The accompanying notes are an integrated part of these financial statements.


TORM AND SUBSIDIARIES
CONSOLIDATED balance sheets (continued)
As of December 31, 2005 and 2006
(EXPRESSED IN THOUSANDS OF USD)

                                                                      Note             2005              2006
                                                                      ----             ----              ----
SHAREHOLDERS' EQUITY AND LIABILITIES
SHAREHOLDERS' EQUITY
Common shares                                                           11           61,098            61,098
Treasury shares                                                         11          (7,708)          (18,118)
Revaluation reserves                                                                296,448           579,852
Retained profit                                                                     415,306           574,493
Proposed dividend                                                                   132,382            73,939
Hedging reserves                                                                      3,258             5,589
Translation reserves                                                                  3,867             3,993
                                                                               ------------      ------------
Total shareholders' equity                                                          904,651         1,280,846
                                                                               ------------      ------------
LIABILITIES
Non-current liabilities
Deferred tax liability                                                  10           54,560            62,787
Mortgage debt and bank loans                                         13,15          729,088           639,065
                                                                               ------------      ------------
Total non-current liabilities                                                       783,648           701,852
                                                                               ------------      ------------
Current liabilities
Mortgage debt and bank loans                                         13,15           59,926            55,902
Trade payables                                                                       22,918            18,760
Current tax liabilities                                                               9,381             4,575
Other liabilities                                                       14           23,592            26,004
Deferred income                                                         12            6,022             1,080
                                                                               ------------      ------------
Total current liabilities                                                           121,839           106,321
                                                                               ------------      ------------
Total liabilities                                                                   905,487           808,173
                                                                               ------------      ------------
Total shareholders' equity and liabilities                                        1,810,138         2,089,019
                                                                               ------------      ------------
Accounting policies                                                    1-2
Collateral security                                                     15
Guarantee and contingent liabilities                                    16
Contractual liabilities                                                 17
Time charter contracts                                                  18
Purchase options on vessels                                             19
Fair value of derivative financial instruments                          20
Financial and commercial risks                                          21
Financial instruments                                                   22
Related party transactions                                              23
Non-current assets held for sale                                        24
Earnings per share                                                      25
Appropriation on net profit for the year incl. proposed
dividend                                                                26
Cash flows                                                              27
Reconciliation to United States Generally Accepted
Accounting Principles (U.S. GAAP)                                       28

The accompanying notes are an integrated part of these financial statements.


TORM AND SUBSIDIARIES
Consolidated statement of changes in shareholders' equity
As of December 31, 2004, 2005 and 2006
(Expressed in millions of USD)
                                                                                                      Gains/losses
                                                                                            recognized directly in equity
                                                                                           -----------------------------------------
                                           Common    Treasury   Retained    Proposed    Revaluation   Hedging   Translation
                                           shares     Shares     profit    dividends      reserve     reserves     reserves    Total
                                           ------     ------     ------    ---------      -------     --------     --------    -----
SHAREHOLDERS' EQUITY

Balance at January 1, 2004                   30.5     (8.7)      174.3       36.7         118.7      (3.6)        0.0         347.9

Changes in shareholders' equity 2004:
Exchange rate adjustment arising on
translation of entities using a
measurement currency different from USD                                                                           4.0           4.0
Reversal of deferred gain/loss on cash
flow hedges at the beginning of the year                                                               3.6                      3.6
Deferred gain/loss on cash flow hedges at
year-end                                                                                               0.4                      0.4
Reversal of fair value adjustment on
available for sale investments at the
beginning of the year                                                                   (118.7)                             (118.7)
Fair value adjustment on available for
sale investments at year-end                                                              319.3                               319.3
                                            ---------------------------------------------------------------------------------------
Net gains/losses recognized directly in      0.0        0.0        0.0        0.0         200.6        4.0        4.0         208.6
the equity
Profit for the year                                              186.6                                                        186.6
                                            ---------------------------------------------------------------------------------------
Total income/(expenses) for the year          0.0       0.0      186.6        0.0         200.6        4.0        4.0         395.2
Disposal of treasury shares, cost                       1.0                                                                     1.0
Gain on disposal of treasury shares                                0.1                                                          0.1
Dividends paid                                                             (35.4)                                            (35.4)
Dividends paid on treasury shares                                  1.5                                                          1.5
Exchange rate adjustment on dividends paid                         1.3      (1.3)                                               0.0
Proposed dividend for the financial year                        (99.9)       99.9                                               0.0
Exercise of share options                                          5.1                                                          5.1
Bonus share issue                            30.6               (30.6)                                                          0.0
Cost of bonus share issue                                          0.0                                                          0.0
                                            ---------------------------------------------------------------------------------------
Total changes in equity 2004                 30.6       1.0       64.1       63.2         200.6        4.0        4.0         367.5
                                            ---------------------------------------------------------------------------------------
Equity at December 31, 2004                 61.1      (7.7)      238.4       99.9         319.3        0.4        4.0         715.4

Changes in equity 2005:
Exchange rate adjustment arising on
translation of entities using a
measurement currency different from USD                                                                         (0.1)         (0.1)
Reversal of deferred gain/loss on  hedge
instruments at the beginning of the year                                                             (0.4)                    (0.4)
Deferred gain/loss on hedge instruments
at year-end                                                                                            3.3                      3.3
Reversal of fair value adjustment on
available for sale investments at the
beginning of the year                                                                   (319.3)                             (319.3)
Fair value adjustment on available for
sale investments at year-end                                                              296.4                               296.4
                                            ---------------------------------------------------------------------------------------
Net gains/losses recognized directly in      0.0        0.0        0.0        0.0        (22.9)        2.9      (0.1)        (20.1)
the equity
Profit for the year                                              299.4                                                        299.4
                                            ---------------------------------------------------------------------------------------
Total recognized income/(expenses) for        0.0       0.0      299.4        0.0        (22.9)        2.9      (0.1)         279.3
the year
Disposal of treasury shares, cost                       0.0                                                                     0.0
Dividends paid                                                             (94.5)                                            (94.5)
Dividends paid on own shares                                       4.1                                                          4.1
Exchange rate adjustment on dividends paid                         5.4      (5.4)                                               0.0
Exercise of share options                                          0.4                                                          0.4
Proposed dividend for the financial year                       (132.4)      132.4                                               0.0
                                            ---------------------------------------------------------------------------------------
Total changes in equity 2005                  0.0       0.0      176.9       32.5        (22.9)        2.9      (0.1)         189.3
                                            ---------------------------------------------------------------------------------------
Equity at December 31, 2005                  61.1     (7.7)      415.3      132.4         296.4        3.3        3.9         904.7

Changes in equity 2006:
Exchange rate adjustment arising on
translation of entities using a
measurement currency different from USD                                                                           0.1           0.1
Reversal of deferred gain/loss on  hedge
instruments at the beginning of the year                                                             (3.3)                    (3.3)
Deferred gain/loss on hedge instruments
at year-end                                                                                            5.6                      5.6
Reversal of fair value adjustment on
available for sale investments at the
beginning of the year                                                                   (296.4)                             (296.4)
Fair value adjustment on available for
sale investments at year-end                                                              579.8                               579.4
Net gains/losses recognized directly in
the equity                                   0.0        0.0        0.0        0.0         283.4        2.3        0.1         285.8
Profit for the year                                              234.5                                                        234.5
                                            ---------------------------------------------------------------------------------------
Total recognized income/(expenses) for        0.0       0.0      234.5        0.0         283.4        2.3        0.1         520.3
the year
Purchase of treasury shares, cost                    (10.4)                                                                  (10.4)
Disposal of treasury shares, cost                       0.0                                                                     0.0
Dividends paid                                                            (140.1)                                           (140.1)
Dividends paid on own shares                                       5.9                                                          5.9
Exchange rate adjustment on dividends paid                       (7.7)        7.7                                               0.0
Exercise of share options                                          0.4                                                          0.4
Proposed dividend for the financial year                        (73.9)       73.9                                               0.0
                                            ---------------------------------------------------------------------------------------
Total changes in equity 2006                  0.0    (10.4)      159.2     (58.5)         283.4        2.3        0.1         376.1
                                            ---------------------------------------------------------------------------------------
Equity at December 31, 2006                  61.1    (18.1)      574.5       73.9         579.8        5.6        4.0       1,280.8
                                            ---------------------------------------------------------------------------------------

The accompanying notes are an integrated part of these financial statements.

TORM AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Expressed in thousands of USD)
                                                            Note        2004         2005        2006
                                                            ----        ----         ----        ----
CASH FLOW FROM OPERATING ACTIVITIES
Operating profit                                                     179,489      303,185     242,133

Adjustments:
Reversal of profit from sale of vessels                                    0     (54,731)    (54,362)
Reversal of depreciation and impairment losses                        35,181       47,894      58,915
Reversal of other non-cash movements                          27       4,112      (6,523)       6,020
Dividends received                                                    34,157       12,825      26,401
Interest income and exchange rate gains                                3,395        7,809      10,096
Interest expenses                                                   (15,659)     (26,045)    (40,734)
Income taxes paid                                                      (471)      (7,505)     (3,153)
Change in inventories, accounts receivables and
payables                                                            (12,178)     (15,797)    (12,813)
                                                                 -----------  ----------- -----------

Net cash inflow/(outflow) from operating activities                  228,026      261,112     232,503
                                                                 -----------  ----------- -----------
CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets                                (187,133)    (635,877)   (262,376)
Sale of/investment in equity interests and
securities                                                                 0     (15,415)         227
Sale of non-current assets                                                 0      178,157     144,550
                                                                 -----------  ----------- -----------
Net cash inflow/(outflow) from investing activities                (187,133)    (473,135)   (117,599)
                                                                 -----------  ----------- -----------
CASH FLOW FROM FINANCING ACTIVITIES
Borrowing, mortgage debt and other financial
liabilities                                                          146,072      645,493     162,096
Repayment/redemption, mortgage debt                                 (85,688)    (251,905)   (256,143)
Repayment/redemption, lease liabilities                             (30,348)            0           0
Dividends paid                                                      (33,824)     (90,401)   (134,140)
Purchase/disposal of treasury shares                                   1,023           40    (10,410)
                                                                 -----------  ----------- -----------
Cash inflow/(outflow) from financing activities                      (2,765)      303,227   (238,597)
                                                                 -----------  ----------- -----------
Net cash inflow/(outflow) from operating,
investing and financing activities                                    38,128       91,204   (123,693)

Cash and cash equivalents, at January 1                               27,396       65,524     156,728
                                                                 -----------  ----------- -----------
Cash and cash equivalents, at December 31                             65,524      156,728      33,035
Of which used as collateral                                                0            0           0
                                                                 -----------  ----------- -----------
                                                                      65,524      156,728      33,035

                                                                 -----------  ----------- -----------

The accompanying notes are an integrated part of these financial statements.

TORM AND SUBSIDIARIES - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

NOTE 1

ACCOUNTING POLICIES

      The annual report has been prepared in accordance with the International Financial Reporting Standards as adopted by the EU and the disclosure requirements for Danish listed companies' financial reporting.

      The annual report also complies with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board
(IASB).

      The financial statements are prepared in accordance with the historical cost convention except where fair value accounting is specifically required by IFRS.

      The functional currency in all major entities is USD, and the Group applies USD as presentation currency in the preparation of financial statements.

CHANGES IN ACCOUNTING POLICIES AND PRESENTATION

      TORM has implemented the following standards and changes to standards in the annual report for 2006:

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

      In addition, TORM has implemented IFRIC 8 "Scope of IFRS 2 Share- based Payment" and IFRIC 9 "Reassessment of Embedded Derivatives".

      The implementation of the above standards, changes to standards and interpretations has not affected TORM's financial statements. However, disclosures have been added due to the implementation.

      A new line "Freight and bunkers derivatives" has been added in the income statement. The income statement effect of forward freight agreements, forward bunker contracts and other shipping related derivatives for which hedge accounting is not applied is included in this line. Previously, the effect was included in "Revenue" and "Port expenses, bunkers and commissions" respectively. The volume of trade with freight forward agreements and forward bunker contracts is increasing and in periods of high volatility in freight rates and oil prices the change in the value of the contracts for which hedge accounting is not applied may affect the income statement materially. Although all freight and bunker derivatives are regarded as part of the time charter equivalent earnings, it is TORM's view that presenting these contracts separately provides a more relevant presentation of "Revenue" and "Port expenses, bunkers and commissions" for the period. The comparative figures have been reclassified accordingly. Revenue in 2005 is reduced by USD 1.4 million, and port expenses, bunkers and commisions are increased by USD 1.8 million as a result of the change. Revenue in 2004 is increased by USD by 9.3 million and port expenses, bunkers and commissions are increased by less than 0.1 million.

      Note 17 includes lease liabilities relating to vessels not yet delivered. Previously, the lease liabilities presented only represented delivered vessels. While there may be uncertainty relating to the delivery of vessels, it is TORM's view that including these liabilities in the note provides a more relevant presentation of the contractual liabilities. The comparative figures have been adjusted accordingly. The lease liabilities in 2005 are increased by USD 228 million as a result of the change. The change has no effect on any financial statement line items and earnings per share in 2005.

ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

      IASB has issued IFRS 8 "Operating Segments" in November 2006. The standard replaces IAS 14 and aligns segment reporting with the requirements of SFAS 131 under USGAAP. TORM expects to implement this standard with effect from the financial year 2007 if adopted by the EU.

      IASB also issued IFRIC 10 "Interim Financial Reporting and Impairment" in July 2006 and IFRIC 11 "IFRS 2: Group and Treasury Shares Transactions" in November 2006. TORM expects to implement these interpretations when they become effective and adopted by the EU in 2007 and 2008 respectively.

      TORM expects that implementation of the standard and interpretations do not have material effect on the annual report and interim reporting.

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

      TORM acts as pool manager for three pools in which the Group is participating with a significant number of vessels. As pool manager, TORM receives a chartering commission income to cover the expenses associated with this role. The chartering commission income is calculated as a fixed percentage of the freight income from each charter agreement. If the pool does not earn any freight income, TORM will not receive any commission income. The commission income is recognized in the income statement under "Other operating income" simultaneously with the recognition of the underlying freight income in the pool.

Cross over voyages

Revenue and the related expenses are recognized upon delivery of service in accordance with the terms and conditions of the charter parties. For cross over voyages (voyages in progress at the end of a reporting period) the uncertainty and the dependence on estimates are greater than for concluded voyages. The Group recognizes a percentage of the estimated revenue for the voyage equal to the percentage of the estimated duration of the voyage completed on the balance sheet date. The estimate of revenue is based on the expected duration and destination of the voyage. Voyage expenses are recognized as incurred.

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

Vessels

      Vessels are measured at cost less accumulated depreciation and accumulated impairment losses. Cost comprises acquisition cost and costs directly related to the acquisition up until the time when the asset is ready for use including interest expenses incurred during the period of construction based on the loans obtained for the vessels.

      All major components of vessels, except for dry-docking costs, are depreciated on a straight-line basis to the estimated residual value over their estimated useful lives, which TORM estimates to be 25 years. The Group considers that a 25-year depreciable life is consistent with that used by other shipowners with comparable tonnage. Depreciation is based on cost less the estimated residual value. Residual value is estimated as the lightweight tonnage of each vessel multiplied by scrap value per ton. The useful life and the residual value of the vessels are reviewed at least at each financial year-end based on market conditions, regulatory requirements and the Group's business plans. The Group also evaluates the carrying amounts to determine if events have occurred that indicate impairment and would require a modification of their carrying amounts.

      Prepayment on vessels is measured at costs incurred.

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

      A portion of the cost of acquiring a new vessel is allocated to the components expected to be replaced or refurbished at the next dry-docking. The two elements are recognized and depreciated separately. For newbuildings, the initial dry-docking asset is segregated and capitalized separately. The cost of such asset is estimated based on the expected costs related to the first-coming dry-docking, which is again based on experience and past history of similar vessels. For second-hand vessels, a dry-docking asset is also segregated and capitalized separately, however, taking into account the normal docking intervals in TORM.

      At subsequent dry-dockings, the costs comprise the actual costs incurred at the dry-docking yard. Dry docking costs may include the cost of hiring crews to effect replacements and repairs and the cost of parts and materials used, cost of travel, lodging and supervision of TORM personnel and the cost of hiring third party personnel to oversee a dry-docking. Dry-docking activities include, but are not limited to, the inspection, service on turbocharger, replacement of shaft seals, service on boiler, replacement of hull anodes, applying of antifouling and hull paint, steel repairs and refurbishment and replacement of other parts of the vessel.

Deferred tax

      All significant Danish entities within the Group entered the Danish tonnage taxation scheme for a binding 10-year period with effect from 1 January, 2001 and have filed tax returns for the fiscal years 2001 to 2005. Under the Danish tonnage taxation scheme, taxable income is not calculated on the basis of income and expenses as under the normal corporate taxation. Instead, taxable income is calculated with reference to the tonnage used during the year. The taxable income for a company for a given period is calculated as the sum of the taxable income under the tonnage taxation scheme and the taxable income from the activities that are not covered by the tonnage taxation scheme made up in accordance with the ordinary Danish corporate tax system.

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

Foreign currencies

      The functional currency of all significant entities including subsidiaries and associated companies is USD, because the Group's vessels operate in international shipping markets, in which revenues and expenses are settled in USD, and the Group's most significant assets and liabilities in the form of vessels and related financial liabilities are in USD. Transactions in currencies other than the functional currency are translated into the functional currency at the date of the transactions.

      Cash, accounts receivable and payable and other monetary items denominated in currencies other than the functional currency are translated into the functional currency at the exchange rate prevailing at the balance sheet date. Gains or losses due to differences between the exchange rate at the transaction date and the exchange rate at the settlement date or the balance sheet date are recognized in the income statement under "Financial items".

      An exchange rate gain or loss relating to a non-monetary item carried at fair value is recognized in the same line as the fair value adjustment.

      The reporting currency of the Group is USD. Upon recognition of entities with functional currencies other than USD, the financial statements are translated into USD. Items in the income statement are translated into USD at the average exchange rates for the period, whereas balance sheet items are translated at the exchange rates as at the balance sheet date. Exchange differences arising from the translation of financial statements into USD are recognized as a separate component of equity. On the disposal of an entity, the cumulative amount of the exchange differences deferred in the separate component of equity relating to that entity shall be transferred to the income statement as part of the gain or loss on disposal.

Derivative financial instruments

      Derivative financial instruments, primarily interest rate swaps, forward currency exchange contracts, forward freight agreements and forward contracts regarding bunker purchases are entered to hedge future committed or anticipated transactions. TORM applies hedge account- ing under the specific rules for cash flow hedges when allowed and appropriate. In addition, TORM takes limited positions in forward freight agreements as a supplement to the Group's physical positions in vessels, which are not entered for hedge purposes.

       Derivative financial instruments are initially recognized in the balance sheet at cost and are subsequently measured at their fair value as other receivables or other liabilities respectively.

      Changes in fair value of derivative financial instruments, which are designated as cash flow hedges and deemed to be effective, are recognized directly in equity under "Hedging reserves". When the hedged transaction is recognized in the income statement, the cumulative value adjustment recognized in equity is transferred to the income statement and included in the same line as the hedged transaction. Changes in fair value of a portion of a hedge deemed to be ineffective are recognized in the income statement.

      Changes in fair value of derivative financial instruments that are not designated as hedges are recognized in the income statement. While effectively reducing cash flow risk in accordance with the risk management policy of the Group, interest rate swaps with cap features, and certain forward freight agreements and forward contracts regarding bunker purchases do not qualify for hedge accounting. Changes in fair value of these derivative financial instruments are therefore recognized in the income statement under "Financial expenses" for interest rate swaps with cap features and under "Freight and bunkers derivatives" for forward freight agreements and forward bunker contracts. Changes in fair value of forward freight agreements, which are not entered for hedge purposes, are also recognized under "Freight and bunkers derivatives".

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

      Current assets are allocated to segments to the extent that they are directly attributable to segment operations, including inventories, out-standing freight, other receivables and prepayments.

      Segment liabilities comprise segment operating liabilities including trade payables and other liabilities.

      Not-allocated items primarily comprise assets and liabilities as well as revenues and expenses relating to the Group's administrative functions and investment activities, including cash and bank balances, interest bearing debt, income tax, deferred tax, etc.

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

Share based compensation

      The Board of Directors, the Management and a number of key employees participate in a share option scheme. The scheme provides these persons with the choices of cash settlement or receipt of TORM shares. At the balance sheet date a liability for the current fair value of the share options not exercised is recognized in the balance sheet under other liabilities. The change in the liability for the period is recognized in the income statement. The liability is measured using the Black-Scholes model.

Leases

      Agreements to charter in vessels and to lease other property, plant and equipment, where TORM has substantially all the risks and rewards of ownership, are recognized in the balance sheet as finance leases. Lease assets are measured at the lower of fair value and the present value of minimum lease payments determined in the agreements.

      For the purpose of calculating the present value, the interest rate implicit in the lease or an incremental borrowing rate is used as discount factor. The lease assets are depreciated and written down under the same accounting policy as the vessels owned by the Group or over the lease period depending on the lease terms.

      The corresponding lease obligation is recognized as a liability in the balance sheet and the interest element of the lease payment is charged to the income statement as incurred.

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

      A loss related to a sale and leaseback transaction resulting in an operating lease is recognized in the income statement at the date of transaction except if the loss is compensated by future lease payments below fair value, it is deferred and amortized in proportion to the lease payments over the life of the lease.

INCOME STATEMENT

Revenue
      Income, including revenue, is recognized in the income statement when:

      o the income creating activities have been carried out on the basis of a binding agreement,

      o     the income can be measured reliably,

      o it is probable that the economic benefits associated with the transaction will flow to the Group, and

      o     costs relating to the transaction can be measured reliably.

      Revenue comprises freight, charter hire and demurrage revenues from the vessels and gains and losses from forward freight agreements designated as hedges. Revenue is recognized when it meets the general criteria mentioned above and the stage of completion can be measured reliably. Accordingly, freight, charter hire and demurrage revenue is recognized at selling price upon delivery of service in accordance with the charter parties concluded.

Port expenses, bunkers and commissions

      Port expenses, bunker fuel consumption and commissions are recognized as incurred. Gains and losses from forward bunker contracts designated as hedges are included in this line.

Freight and bunkers derivatives

      Freight and bunkers derivatives includes fair value adjustments and gains and losses on forward freight agreements, forward bunker contracts and other derivate financial instruments directly relating to shipping activities which are not designated as hedges.

Charter hire

      Charter hire includes the expenses related to the chartering in of vessels incurred in order to achieve the revenue for the period.

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

Financial income

      Financial income comprises interest income, realized and unrealized exchange rate gains relating to transactions in currencies other than the functional currency, realized gains from other investments and securities, unrealized gains from securities, dividends received and other financial income including value adjustments of certain financial instruments not accounted for as hedging instruments. Interest is recognized in accordance with the accrual basis of accounting taking into account the effective interest rate. Dividends from other investments are recognized when the right to receive payment has been decided, which is typically when the dividend has been declared and can be received without conditions.

Financial expenses

      Financial expenses comprise interest expense, financing costs of finance leases, realized and unrealized exchange rate losses relating to transactions in currencies other than the functional currency, realized losses from other investments and securities, unrealized losses from securities and other financial expenses including value adjustments of certain financial instruments not accounted for as hedging instruments. Interest is recognized in accordance with the accrual basis of accounting taking into account the effective interest rate.

Tax

      In Denmark, A/S Dampskibsselskabet TORM is jointly taxed with its Danish subsidiaries. The Parent Company provides for and pays the aggregate Danish tax of the taxable income of these companies but recovers the relevant portion of the taxes paid from the subsidiaries based on each entity's portion of the aggregate taxable income. Tax expenses include the expected tax including tonnage tax of the taxable income for the year for the Group, adjustments relating to previous years and the change in deferred tax for the year. However, tax relating to items posted in equity is posted directly in equity.

BALANCE SHEET

Other plant and operating equipment

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

      Financial assets are classified as:

      o     Financial assets at fair value through profit or loss

      o     Held-to-maturity investments

      o     Loans and receivables or

      o     Available-for-sale financial assets.

Other investments

      Other investments comprise shares in other companies and are classified as available-for-sale. Listed shares are measured at the market value at the balance sheet date, and unlisted shares are measured at estimated fair value. Unrealized gains and losses resulting from changes in fair value of shares are recognized in equity under "Revaluation reserves". Realized gains and losses resulting from sales of shares are recognized as financial items in the income statement. The cumulative value adjustment recognized in equity is transferred to the income statement when the shares are sold.

      Dividends on shares in other companies are recognized as income in the period in which they are declared.

      Other investments are presented as non-current unless Management intends to dispose of the investments within 12 months of the balance sheet date.

Receivables

      Outstanding freight receivables and other receivables that are of a cur-rent nature, expected to be realized within 12 months from the balance sheet date, are classified as loans and receivables and presented as current assets. Receivables are measured at the lower of amortized cost and net realizable values, which corresponds to nominal value less provision for bad debts.

      Derivative financial instruments included in other receivables are measured at fair value.

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

Inventories

      Inventories consist of bunkers and lubricants and are stated at the lower of cost and net realizable value. The cost is determined by the FIFO- method and includes expenditures incurred in acquiring the inventories and delivery cost less discounts.

Non-current assets held for sale

      Non-current assets held for sale are presented in a separate line below current assets in the balance sheet and measured at the lower of carrying amount and fair value less costs to sell. Depreciation of an asset ceases when it is classified as held for sale.

Treasury shares

      Treasury shares are recognized as a separate component of equity at cost. Upon subsequent disposal of treasury shares, any consideration is also recognized directly in equity.

Dividend

      Dividend is recognized as a liability at the time of declaration at the Annual General Meeting. Dividend proposed for the year is moved from retained profit and presented as a separate component of equity.

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

      Derivative financial instruments included in other liabilities are measured at fair value.

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

      Cash and cash equivalents comprise cash at bank and in hand and highly liquid bonds with a term to maturity not exceeding three months. Other bonds and other investments are classified as investment activities.

EARNINGS PER SHARE

      Basic earnings per share are calculated by dividing the consolidated profit or loss available to common shareholders by the weighted average number of common shares outstanding during the period. Treasury shares are not included in the calculation. Purchases and sales of treasury shares during the period are weighted based on the remaining period.

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

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)

      As a consequence of the registration of American Depository Receipts
(ADRs) with the United States Securities and Exchange Commission (SEC), the Group has prepared a summary of the effect on net income and equity, had the financial statements been prepared in accordance with the accounting principles generally accepted in the US.

NOTE 2

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

      The preparation of consolidated financial statements in conformity with IFRS and accounting principles generally accepted in the United States requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are affected by the way TORM applies its accounting policies. An accounting estimate is considered critical if: the estimate requires Management to make assumptions about matters that were highly uncertain at the time the estimate was made; different estimates reasonably could have been used; or if changes in the estimate that would have a material impact on the Group's financial condition or results of operations are reasonably likely to occur from period to period. Management believes that the accounting estimates employed are appropriate and the resulting balances are reasonable. However, actual results could differ from the original estimates requiring adjustments to these balances in future periods.

      Management believes that the following are the significant accounting estimates and judgments used in the preparation of the consolidated financial statements and the reconciliation to US GAAP.

Carrying amounts of vessels

      The Group evaluates the carrying amounts of the vessels to determine if events have occurred that would require a modification of their carrying amounts. The valuation of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. In assessing the recoverability of the vessels, the Group reviews certain indicators of potential impairment such as reported sale and purchase prices, market demand and general market conditions. Market valuations from leading, independent and internationally acknowledged shipbroking companies are obtained on a semi-annual basis as part of the review for potential impairment indicatory. Under US GAAP, if an indication of impairment is identified, the undiscounted future cash flows are compared to carrying amount of the assets. If these are less than the carrying amount, an impairment loss is recorded based on the difference between the fair value (generally based on discounted future cash flows) and the carrying amount of the vessels. If, under IFRS, an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the net selling price and the discounted future cash flows.

      The review for potential impairment indicators and projection of future undiscounted and discounted cash flows related to the vessels is complex and requires the Group to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile.

      The carrying amounts of TORM's vessels may not represent their fair market value at any point in time as market prices of second-hand vessels to a degree tend to fluctuate with changes in charter rates and the cost of newbuildings. However, if the estimated future cash flow or related assumptions in the future experience change, an impairment of vessels may be required.

      There were no indicators of impairment noted or impairments of vessels recorded in 2005 or 2006.

Tax

      All significant Danish entities within the Group entered the Danish tonnage taxation scheme with effect from 1 January 2001 and have filed tax returns for 2001 to 2005. The assessment of the tax returns by the tax authorities has not yet been completed for 2003, 2004 and 2005, and we have filed a complaint regarding the assessments for 2001 and 2002. The tax regulations are highly complex, and while the Group aims to ensure the esti-mates of tax assets and liabilities that it records are accurate, there may be instances where the process of agreeing the tax liabilities with the tax authorities could require adjustments to be made to estimates previously recorded.

      It is the Group's assessment that there is material uncertainty as to the estimate of taxes payable as of December 31, 2006 due to the lack of precedents that have interpreted the tonnage tax regulation. The estimate is based on scenario analyses and discussions with the tax authorities, tax advisors and industry organizations, and the uncertainty primarily relates to the division of the activities between income and expenses from shipping related activities, which are taxed under the tonnage tax scheme, and income and expenses from other activities, which are not taxed under the tonnage tax scheme.

NOTE 3  - NET EARNINGS FROM SHIPPING ACTIVITIES (in USD million)

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

      During the year there have been no transactions between the Tanker and the Bulk segments, and therefore all the revenue derives from external customers

                                                      For the year ended December 31, 2005

                                            Tanker      Bulk       Not allocated   Total
                                            ------      ----       -------------   -----
CONSOLIDATED SEGMENT INFORMATION
INCOME STATEMENT
Revenue                                        418.0        167.6         0.0        585.6
Port expenses, bunkers and commissions       (113.3)       (11.7)         0.0      (125.0)
Freight and bunkers derivatives                  3.2          0.0         0.0          3.2
                                           ---------    ---------      ------    ---------
Time Charter Equivalent Earnings               307.9        155.9         0.0        463.8

Charter hire                                  (44.3)       (37.9)         0.0       (82.2)
Operating expenses                            (51.4)       (15.3)         0.0       (66.7)
                                           ---------     --------    --------    ---------
Gross profit/(loss) (Net earnings from
shipping activities)                           212.2        102.7         0.0        314.9
Profit/(loss) from sale of vessels              54.7          0.0         0.0         54.7
Administrative expenses                       (25.4)        (5.8)         0.0       (31.2)
Other operating income                          12.4          0.2         0.0         12.6
Depreciation and impairment losses            (37.0)       (10.8)         0.0       (47.8)
                                            --------     --------    --------     --------
Operating profit                               216.9         86.3         0.0        303.2
Financial items                                                         (3.8)        (3.8)
                                                                     --------     --------
Profit/(loss) before tax                                                (3.8)        299.4
Tax expenses                                                              0.0          0.0
                                                                       ------    ---------
Net profit/(loss) for the year                                          (3.8)        299.4

                                                           As of December 31, 2005

Total non-current assets                     1,025.8        141.3       361.0      1,528.1
Total assets                                 1,139.2        145.5       525.4      1,810.1
Total liabilities                               39.4          5.7       860.4        905.5

Additions to tangible fixed assets             607.2         28.7         0.0        635.9
Impairment losses recognized in the
income statement                                 0.0          0.0         0.0          0.0
Reversal of impairment losses
recognized in the income statement               0.4          0.1         0.0          0.5

      During the year there have been no transactions between the Tanker and the Bulk segments, and therefore all the revenue derives from external customers.

                                                      For the year ended December 31, 2006

                                              Tanker        Bulk    Not allocated    Total
                                              ------        ----    -------------    -----

CONSOLIDATED SEGMENT INFORMATION
INCOME STATEMENT
Revenue                                        494.0        109.7         0.0        603.7
Port expenses, bunkers and commissions       (143.8)        (5.1)         0.0      (148.9)
Freight and bunkers derivatives                  0.6          0.0         0.0          0.6
                                           ---------    ---------      ------    ---------
Time Charter Equivalent Earnings               350.8        104.6         0.0        455.4

Charter hire                                  (58.5)       (47.8)         0.0      (106.3)
Operating expenses                            (64.6)       (13.1)         0.0       (77.7)
                                           ---------     --------    --------    ---------
Gross profit/(loss) (Net earnings from
shipping activities)                           227.7         43.7         0.0        271.4
Profit/(loss) from sale of vessels               3.1         51.3         0.0         54.4
Administrative expenses                       (29.1)        (5.5)         0.0       (34.6)
Other operating income                           9.7          0.1         0.0          9.8
Depreciation and impairment losses            (50.8)        (8.1)         0.0       (58.9)
                                            --------     --------    --------     --------
Operating profit                               160.6         81.5         0.0        242.1

Financial items                                                         (1.0)        (1.0)
                                                                     --------     --------
Profit/(loss) before tax                                                (1.0)        241.1

Tax expenses                                                            (6.6)        (6.6)
                                                                       ------    ---------
Net profit/(loss) for the year                                          (7.6)        234.5

BALANCE                                                    As of December 31, 2006

Total non-current assets                     1,234.9         88.8       644.4      1,968.1
Total assets                                 1,308.2         91.8       689.0      2,089.0
Total liabilities                               36.8          2.3       769.1        808.2

OTHER INFORMATION
Additions to tangible fixed assets             206.4          1.9         0.0        262.3
Impairment losses recognized in the
income statement                                 0.0          0.0         0.0          0.0
Reversal of impairment losses
recognized in the income statement               0.0          0.0         0.0          0.0

      During the year there have been no transactions between the Tanker and the Bulk segments, and therefore all the revenue derives from external customers.

NOTE 4  - STAFF COSTS (in USD million)

                                     For the years ended December 31
                                        2004            2005            2006
                                        ----            ----            ----
Total staff costs
Staff costs included in                 10.7            12.9            13.6
operating
expenses
Staff costs included in                 27.4            21.1            22.7
administrative expenses
                                   ---------       ---------       ---------
Total                                   38.1            34.0            36.3
                                   ---------       ---------       ---------
Staff costs comprise the
following
Wages and salaries                      25.8            30.3            33.2
Share-based compensation                 9.8             0.5             0.0
Pension costs                            2.3             2.7             2.9
Other social security costs              0.2             0.5             0.2
                                   ---------       ---------       ---------
Total                                   38.1            34.0            36.3
                                   ---------       ---------       ---------
Hereof remuneration to the
Board of Directors and salaries
to the Management
Wages and salaries                       2.5             3.7             4.0
Share-based compensation                 3.7             0.5             0.0
Pension and social security              0.1             0.1             0.1
costs
                                   ---------       ---------       ---------
Total                                    6.3             4.3             4.1
                                   ---------       ---------       ---------

Hereof remuneration to the               1.4             0.9             0.5
Board of directors
Hereof salaries to the                   4.9             3.4             3.6
Management
                                   ---------       ---------       ---------
Total                                    6.3             4.3             4.1
                                   ---------       ---------       ---------

Employee information

      The average number of staff in the group in the financial year was 353 (2005: 339). The majority of the staff on vessels are not employed by TORM.

      The members of Management are, in the event of termination by the Company, entitled to a severance payment of up to 24 months' salary. The pension age for members of Management is 62.

      In 2001, a share option compensation plan for 20 of the Board members, executives and key employees was introduced. The plan grants 3,213,280 options, which are priced at 3 different dates, 970,600 in 2001, 1,129,480 in 2002 and 1,113,200 in 2003. Option holders may exercise their options in specified periods and choose to purchase the Company's shares at the strike price or receive a cash payment equivalent to the difference between the strike price and the share price.

      The individual must be employed at the grant date to receive that year's options.

      The share options for 2001 were priced on February 20, 2001, the share options for 2002 were priced on March 20, 2002 and the share options for 2003 were priced on February 27, 2003. The 2001 share options are exercisable at a price of DKK 13.50 (USD 2,27) per share, the 2002 share options at a price of DKK 14.63 (USD 2.46) per share and the 2003 share options at a price of DKK 15.7 (USD 2.63). The share options can be exercised at the earliest one year and at the latest 3 years and four weeks after the pricing, observing the rules concerning insider trading.

      At 1 January 2006, 48,840 options were outstanding (2005: 105,960 options) with an exercise price of DKK 15.7 (USD 2.63). No options have been forfeited, granted or expired during 2005 and 2006.

      In 2006, 48,840 options have been exercised (2005: 57,120). The weighted average share price at the date of exercise is DKK 141.64 (USD 23,82) per share for shares exercised in 2006 (2005: DKK 140,52 (USD 23,43)). The total number of not exercised options at December 31, 2006 is 0 (2005: 48,840 options with an exercise price of DKK 15.7 (USD 2.63) and a remaining life of three months) which equates 0.00% (2005: 0.07%) of the common shares.

      In 2005 the fair value of the not exercised part of the share option program was according to the Black-Scholes model estimated at USD 1.0 mill. at the balance sheet date. The amount was recognized in the balance sheet. The amount is equal to intrinsic value.

      The key assumptions of the Black-Scholes model as of December 31, 2005 were:

      o The average dividend was estimated at 5.81% of the average share price for the period.

      o     The volatility was estimated at 27.7%.

      o The risk free interest rate based upon expiry of the options applied to 2.75 %.

      o The quoted share price as of December 31, 2005 was 152,56 DKK/share (24,13 USD/share).

The share options programme figures are adjusted in accordance with the share split of May 23, 2007.

NOTE 5 - ADMINISTRATIVE EXPENSES (in USD million)

                                                For the year ended December 31

Remuneration to the auditors appointed at           2004       2005       2006
the Annual General Meeting                          ----       ----       ----

Deloitte
Audit fees                                           0.3        0.5        0.8
Audit-related fees                                   0.0        0.0        0.0
Tax fees                                             0.1        0.1        0.1
Fees other services                                  0.1        0.0        0.0
                                               ---------  ---------  ---------
Total fees                                           0.5        0.6        0.9
                                               ---------  ---------  ---------

Ernst & Young
Audit fees                                           0.2        0.1          -
Audit-related fees                                   0.0        0.0          -
Tax fees                                             0.0        0.0          -
Fees other services                                  0.0        0.0          -
                                               ---------  ---------  ---------
Total fees                                           0.2        0.1          -
                                               ---------  ---------  ---------

NOTE 6 - FINANCIAL FIXED ASSETS (in USD million)

Other investments                                   2005       2006
                                                    ----       ----
Cost:
Balance at January 1                                49.1       64.5
Additions                                           15.4        0.0
Disposals                                            0.0        0.0
                                               ---------  ---------
Balance at December 31                              64.5       64.5
                                               ---------  ---------
Value adjustment:
Balance at January 1                               319.4      296.5
Exchange rate adjustment                          (50.5)       42.2
Value adjustment for the year                       27.6      241.2
Disposal                                             0.0        0.0
                                               ---------  ---------
Balance as of December 31                          296.5      579.9
                                               ---------  ---------

Carrying amount at December 31:                    361.0      644.4
                                               ---------  ---------
Hereof listed                                      358.5      641.7
Hereof unlisted                                      2.5        2.7

NOTE 6

Parent company:
A/S Dampskibsselskabet TORM                  Denmark

Investments in subsidiaries*)                              Investments in jointly controlled entities*):
-----------------------------                              ---------------------------------------------
Torm Singapore (Pte) Ltd.               100% Singapore     Long Range 2 A/S              50%     Denmark
Torm Asia Bulkers Limited               100% Hong Kong     LR2 management K/S            50%     Denmark
Eastern Light Shipping Limited          100% Liberia       TT Shipowning K/S             50%     Denmark
Southern Light Shipping Limited         100% Liberia       Torghatten & Torm             50%     Denmark
                                                           Shipowning Aps
Torm Shipping (Germany) G.m.b.H.        100% Germany       UT Shipowning K/S             50%     Denmark
Long Range 1 A/S                        100% Denmark       Ugland & Torm Shipowning ApS  50%     Denmark
Medium Range A/S                        100% Denmark       TORM SHIPPING (PHILS.), INC.  25%     Philippines
LR1 Management K/S                      100% Denmark
MR Management K/S                       100% Denmark       Furthermore, TORM is participating in a
                                                           number of joint ventures, primarily
                                                           the MR Pool, the LR1 Pool and the LR2
                                                           Pool, which are not legal entities.

                                                           The investments in these joint ventures
                                                           are included as investments in
                                                           jointly controlled operations.


      The following represents the results reflected in the consolidated income statement and the summarized balance sheet data that is reflected in the consolidated balance sheet for the year ended December 31, 2005 and 2006 in accordance with IFRS associated with jointly controlled entities:

                                                                        2004           2005            2006
                                                                        ----           ----            ----
Revenue                                                                 12.5            0.0            13.4
Port expenses, bunkers and commissions                                 (5.5)            0.0           (5.3)
                                                                      ------         ------          ------
Time Charter Equivalent Earnings                                         7.0            0.0             8.1
Charter hire and operating expenses                                    (0.9)            0.0           (4.7)
                                                                    --------       --------        --------
Gross profit (Net earnings from shipping activities)                     6.1            0.0             3.4
Administrative expenses                                                (1.1)          (1.5)           (1.7)
Other operating income                                                   2.0            2.7             2.8
Depreciation and impairment losses                                     (2.9)            0.0             0.0
                                                                    --------       --------        --------
Operating profit                                                         4.1            1.2             4.5
Financial income                                                         0.0            0.1             0.2
Financial expenses                                                     (1.0)          (0.2)             0.0
                                                                    --------       --------        --------
Profit before tax                                                        3.1            1.1             4.7
Tax expenses                                                           (0.4)            0.0           (0.1)
                                                                      ------         ------          ------
Net profit for the year                                                  2.7            1.1             4.6

Non current assets                                                       0.1            0.0            17.0
Current assets                                                           3.4            2.1             3.9

Non-current liabilities                                                  0.0            0.0            15.8
Current liabilities                                                      1.4            1.0             0.2

      Other investments:

      Dampskibsselskabet "Norden" A/S 33% **)Denmark

      The Norden shareholding is currently treated in TORM's accounts as "Other investments" given that TORM is deemed not to have significant influence on Norden in the form of board seats or similar.

      *) Companies with activity in the financial year.

      **) Including Norden's treasury shares.

NOTE 7 - TANGIBLE FIXED ASSETS (in USD million)

                                                                                                            Other
                                                                                                            plant
                                                                         Vessels and                        and
                                                                         capitalized        Prepayment      operating
                                                   Land and buildings    dry-docking        on vessels      equipment      Total
                                                   ------------------    -----------        ----------      ---------      -----
Cost:
Balance at January 1, 2005                              1.3                 836.0                 37.3          5.9          880.5
Exchange rate adjustment                                0.0                   0.0                  0.0          0.0            0.0
Additions                                               0.0                 340.1                294.7          1.1          635.9
Disposals                                               0.0               (137.3)                  0.0        (0.9)        (138.2)
Transferred to/from other items                         0.0                 191.2              (191.2)          0.0            0.0
Transferred to non-current assets held for sale         0.0                   0.0               (43.4)          0.0         (43.4)
                                                   --------              --------             --------     --------       --------
Balance at December 31, 2005                            1.3               1,230.0                 97.4          6.1        1,334.8
                                                   --------              --------             --------     --------       --------
Depreciation and impairment losses:

Balance at January 1, 2005                              0.9                 188.5                  0.0          3.2          192.6
Exchange rate adjustment                                0.0                   0.0                  0.0          0.0            0.0
Additions                                               0.0                   0.0                  0.0          0.0            0.0
Disposals                                               0.0                (71.9)                  0.0        (0.8)         (72.7)
Reversal of impairment losses                         (0.5)                   0.0                  0.0          0.0          (0.5)
Depreciation for the year                               0.0                  47.0                  0.0          1.4           48.4
                                                   --------              --------             --------     --------       --------
Balance at December 31, 2005                            0.4                 163.6                  0.0          3.8          167.8
                                                   --------              --------             --------     --------       --------
Carrying amount at December 31, 2005                    0.9               1,066.4                 97.4          2.3        1,167.0
                                                   --------              --------             --------     --------       --------
Hereof finance leases                                   0.0                   0.0                  0.0          0.0            0.0
                                                   --------              --------             --------     --------       --------
Hereof financial expenses included in cost              0.0                   1.3                  0.2          0.0            1.5

Cost:
Balance at January 1, 2006                              1.3               1,230.0                 97.4          6.1        1,334.8
Exchange rate adjustment                                0.0                   0.0                  0.0          0.0            0.0
Additions                                               0.0                  93.3                166.3          2.7          262.3
Disposals                                             (0.8)               (119.6)                  0.0        (0.5)        (120.9)
Transferred to/from other items                         0.0                  80.4               (80.4)          0.0            0.0
Transferred to non-current assets held for sale         0.0                   0.0                  0.0          0.0            0.0
                                                   --------              --------             --------     --------       --------
Balance at December 31, 2006                            0.5               1,284.1                183.3          8.3        1,476.2
                                                   --------              --------             --------     --------       --------

Depreciation and impairment losses:

Balance at January 1, 2006                              0.4                 163.6                  0.0          3.8          167.8
Exchange rate adjustment                                0.0                   0.0                  0.0          0.0            0.0
Additions                                               0.0                   0.0                  0.0          0.0            0.0
Disposals                                             (0.3)                (73.6)                  0.0        (0.3)         (74.2)
Reversal of impairment losses                           0.0                   0.0                  0.0          0.0            0.0
Depreciation for the year                               0.0                  57.7                  0.0          1.2           58.9
                                                   --------              --------             --------     --------       --------
Balance at December 31, 2006                            0.1                 147.7                  0.0          4.7          152.5
                                                   --------              --------             --------     --------       --------
Carrying amount at December 31, 2006                    0.4               1,136.4                183.3          3.6        1,323.7
                                                   --------              --------             --------     --------       --------
Hereof finance leases                                   0.0                   0.0                  0.0          0.0            0.0
                                                   --------              --------             --------     --------       --------
Hereof financial expenses included in cost              0.0                   1.2                  0.8          0.0            2.0

      At October 1, 2005 the value of land and buildings assessed for Danish tax purposes amounted to USD 0.6 million (carrying amount at December 31, 2006 USD
0.4 mill.) compared with USD 0.5 million at October 1, 2004.

      Included in the carrying amount for vessels and capitalized dry-docking are capitalized dry-docking costs in the amount of USD 9.4 million (2005: USD
12.6 mill.).

      Please refer to Note 15 for information with relation to assets used for collateral security.

      In all material aspects the depreciations under Other plant and operating equipment of USD 1.2 mill. relate to administration.

NOTE 8 - FINANCIAL ITEMS (in USD million)

                                               For the years ended December 31
                                                   2004        2005       2006
                                                   ----        ----       ----
Financial income
Interest income from cash and cash equivalents      3.4         2.2        4.1
Interest income from marketable securities at                   1.1        0.0
fair value through profit and loss
Gain on other investments                           0.0         0.1        0.0
Dividends *)                                       34.1        12.8       26.4
Gain on derivative financial instruments            5.2         0.2        7.6
Exchange rate adjustment                            0.0         9.6        1.4
                                                -------    --------   --------
                                                   42.7        26.0       39.5
                                                -------    --------   --------
Financial expenses
Interest expense on mortgage and bank debt         14.8        25.6       40.2
Net losses on marketable securities at fair         0.4         3.9        0.0
value through profit and loss
Exchange rate adjustments                           0.8         0.0        0.0
Other interest expenses                             0.9         0.5        1.1
Hereof included in the cost of tangible fixed       0.0       (0.2)      (0.8)
assets
                                                -------    --------   --------
                                                   16.9        29.8       40.5
                                                -------    --------   --------
Total financial items                              25.8       (3.8)      (1.0)
                                                -------    --------   --------

*) Includes dividend on the Norden shares of USD 25.5 million in 2006 (2005: USD
12.6 mill, 2004: USD 34.0 million).

NOTE 9 - FREIGHT RECEIVABLES, ETC. (in USD million)

Analysis as at December, 31 of freight receivables, etc.

                                                For the years ended December 31
                                                      2005        2006
                                                      ----        ----
Freight receivables, etc.
Neither past due nor impaired                         29.1        22.7
Due < 180 days                                        17.9        24.3
Due > 180 days                                         6.9         2.7
                                                  --------    --------
Total freight receivables, etc.                       53.9        49.7
                                                  --------    --------

      As at December 31, 2006, freight receivables etc. includes receivables at a value of USD 1.5 mill. (2005: USD 1.4 mill.), that is individually determined to be impaired to a value of USD 0.6 mill. (2005: USD 0.6 mill.).

      Movements in the provision for impairment of freight receivables etc. during the year are as follows:

                                                For the years ended December 31
                                                       2005        2006
                                                       ----        ----
Provisions for impairment of freight
receivables, etc.
Balance at January, 1                                   0.2         0.8
Provisions for the year                                 0.6         0.2
Provisions reversed during the year                     0.0         0.0
Provisions utilized during the year                     0.0       (0.1)
                                                   --------    --------
Balance at December, 31                                 0.8         0.9
                                                   --------    --------

      Provisions for impairment of freight receivables, etc. has been recognized in the income statement under administrative expenses. The provision is based on an individual assessment of each individual receivable.

NOTE 10 - TAXES (in USD million)

                                               For the years ended December 31
                                                       2004    2005     2006
                                                       ----    ----     ----
 TAX ON PROFIT FOR THE YEAR AND DEFERRED TAX

 Current tax for the year                             (9.6)   (8.8)    (4.7)
 Adjustment related to previous years                   0.0     0.0      6.3
 Adjustment of deferred tax                           (9.1)     8.8    (8.2)

                                                    -------------------------
 Tax expenses                                        (18.7)     0.0    (6.6)

                                                    -------------------------

 RECONCILIATION OF THE EFFECTIVE CORPORATION TAX RATE FOR THE YEAR

 Corporation tax rate in Denmark                     30.0%   28.0%    28.0%
 Differences in tax rates, foreign subsidiaries     (2.9%)  (4.5%)   (3.0%)
 Adjustment of tax related to previous years          0.0%    0.0%   (2.6%)
 Effect due to the tonnage tax scheme              (18.0%) (23.5%)  (19.7%)

                                                   -------------------------
 Effective corporate tax rate                         9.1%    0.0%     2.7%

      The Company participates in the tonnage tax scheme in Denmark. Participation in the tonnage tax scheme is binding until December 31, 2010. The Company expects to participate in the tonnage tax scheme after the binding period and at a minimum to maintain its current investing and activity level. Payment of dividends to the shareholders of A/S Dampskibsselskabet TORM has no tax consequences for A/S Dampskibsselskabet TORM.

                                                For the years ended December 31
                                                          2005       2006
                                                          ----       ----

Deferred tax liability
Balance at January 1                                         73.3     54.6
Exchange rate adjustment                                    (9.9)      0.0
Reduction of Danish corporation tax from 30% to 28%         (4.2)        -
Deferred tax for the year                                   (4.6)      8.2

                                                          -----------------
 Balance at December 31                                      54.6     62.8

      Essentially all deferred tax relates to vessels included in the transition account under the tonnage tax scheme.

NOTE 11 - COMMON SHARES

                                                               As of December 31
                                               2005                   2006                   2005                  2006
                                         Number of shares,      Number of shares,     Nominal value, DKK        Nominal value,
                                               mill.                  mill.                  mill.                DKK mill.
                                               -----                  -----                  -----                ---------
Balance at January, 1                          72,8                   72,8                  364.0                 364.0

Balance at December, 31                        72,8                   72,8                  364.0                 364.0

      The common shares consist of 72,8 mill. shares at denomination DKK 5 per share. No shares carry special rights. All issued shares are fully paid.

      In May 2004 the Company increased the share capital from nominally DKK
182.0 mill. to nominally DKK 364.0 mill. through the issue of 36,4 mill. bonus shares of DKK 5 each. The bonus shares were allotted to the Company's existing shareholders at the ratio of 1:1. Beyond this no changes have been made to the share capital within the last 5 years.

TREASURY SHARES

                                 2005         2006         2005        2006             2005         2006
                                                        Nominal     Nominal
                              Thousands    Thousands     value       value          % of share      % of share
                             of shares    of shares   DKK million   DKK million        capital        capital
                             ----------   ----------  -----------   -----------        -------        -------
Balance at January, 1           3,133.2      3,117.0         15.7          15.6            4.3            4.3
Purchase                            0.0        455.6          0.0           2.3            0.0            0.6
Sale                                0.0          0.0          0.0           0.0            0.0            0.0
Share options exercised          (16,2)       (16.2)        (0.1)         (0.1)            0.0            0.0
                            -----------  -----------  -----------   -----------    -----------    -----------
Balance at December, 31         3,117.0      3,556.4         15.6          17.8            4.3            4.9
                            -----------  -----------  -----------   -----------    -----------    -----------

      At December 31, 2006, TORM's holding of treasury shares represented 3,556,364 shares (2005: 3,116,944 shares) at denomination DKK 5 per share, with a total nominal value of USD 3.1 mill. (2005: USD
2.5 mill.) and a market value of USD 116.8 million (2005: USD 75.2 mill.) The retained shares equate to 4.9% (2005: 4.3%) of the Company's common shares.

      Total consideration in respect of the purchase of treasury shares was USD
10.4 mill. (2005: USD 0.0 mill.), whereas for the sale of shares it was USD 0.0 mill. (2005: USD 0.0 mill.). As the disposal of treasury shares is carried out in connection with the exercise of share options, the consideration is based on exercise prices in the share option program. The shares will be used for further development of the capital structure, for financing or execution of acquisitions, for sale or for other types of transfers.

The common shares and treasury shares are adjusted in accordance with the share split of May 23, 2007.

NOTE 12 -  (in USD million)

                                                          As of December 31
DEFERRED INCOME                                            2005        2006
                                                           ----        ----

Deferred gain related to sale and lease back transactions   5.9         0.0
Other                                                       0.1         1.1
                                                         ------      ------
                                                            6.0         1.1
                                                         ------      ------

NOTE 13 - MORTGAGE DEBT, BANK LOANS AND CAPITALIZED LEASE OBLIGATIONS (in USD million)

                                                     As of December 31
To be repaid as follows:                          2005              2006
                                                  ----              ----

Falling due within one year                       59.9              55.9
Falling due between one and two years             59.9              55.9
Falling due between two and three years           90.0              68.5
Falling due between three and four years          57.5              53.5
Falling due between four and five years           57.5              53.5
Falling due after five years                     464.2             407.6
                                              --------          --------
                                                 789.0             694.9
                                              --------          --------

      The presented amounts to be repaid are adjusted by directly related costs arose from the issuing of the loans by USD 2.9 mill. (2005: USD 1.7 mill.), which are amortized over the term of the loans.

                                                                Effective  Effective   Carrying   Carrying
                                                        Fixed/   interest   interest     amount     amount
                                           Maturity   floating       2005       2006       2005       2006
                                           --------   --------       ----       ----       ----       ----
LOAN
USD                                            2008   Floating       5.4%       6.2%       37.6        5.1
USD                                            2009   Floating          -       5.8%        0.0       15.0
USD                                            2011   Floating       5.4%       6.2%       22.0        8.1
USD                                            2011      Fixed          -       4.4%        0.0       63.6
USD                                            2013   Floating       5.4%          -       14.2        0.0
USD                                            2014   Floating       4.9%       5.2%      490.7      399.2
USD                                            2015   Floating       5.2%       5.9%      226.2      206.8

Weighted average effective interest rate                             5.0%       5.4%
Fair value                                                      ---------  ---------      790.7      697.8
                                                                                      ---------  ---------

      The Group has an early settlement option to repay the loans by paying a breakage costs.

      Part of the loans with floating interest rate have been swapped to fixed interest rate. Please refer to Note 20 for further information on interest rate swaps.

      Certain of TORM's loan agreements contain minimum requirements to the liquidity and solvency of TORM and restrictive covenants, which may limit TORM's ability to:

      o     engage in mergers or acquisitions;

      o     change the management of TORM's vessels

      As of December 31, 2006, TORM complies with these minimum requirements and restrictive covenants. Based on TORM's expected future cash flow, investment programmes, etc. TORM expects to comply with the requirements and covenant until the maturity of the loan agreements.

      Please refer to the section "Managing risk and exposure" and note 21 for further information on financial risks.

NOTE 14 - OTHER LIABILITIES (in USD million)

                                                              As of December 31
                                                               2005       2006
                                                               ----       ----
Partners and commercial managements                             1.9        1.8
Accrued operating expenses                                      4.1        6.3
Accrued dry-docking costs                                       1.9        0.0
Accrued interests                                               3.2        3.8
Wages and social expenses                                       6.5        5.2
Derivative financial instruments                                2.9        6.2
Miscellaneous, including items related to shipping activities   3.1        2.7
                                                             ------     ------
                                                               23.6       26.0
                                                             ------     ------

NOTE 15 - COLLATERAL SECURITY (in USD million)

Collateral security for mortgage debt and bank loans:
                                                              As of December 31
                                                               2005        2006
                                                               ----        ----
Vessels                                                       760.7       682.9
                                                             ------     -------
                                                              760.7       682.9
                                                             ------     -------

      The total carrying amount for vessels that have been provided as security amounts to USD 744 mill. as at December 31, 2006. (2005: 767 mill.).

NOTE 16 - GUARANTEE AND CONTINGENT LIABILITIES (in USD million)

                                                  As of December 31
                                                  2005         2006
                                                  ----         ----
Guarantee liabilities                              0.0          0.0
                                                  ----         ----

      The guarantee liability for the Group is less than USD 0.1 million and relates to guarantee liabilities to the Danish Shipowners' Association.

NOTE 17

USD million
CONTRACTUAL LIABILITIES - AS LESSEE (operating leases)
Charter hire for vessels on time charter (incl. vessels not delivered):

                                                      2005         2006
                                                      ----         ----
Falling due within one year                           80.9        129.4
Falling due between one and two years                 66.4        128.0
Falling due between two and three years               80.9        115.4
Falling due between three and four years              81.0        103.6
Falling due between four and five years               66.4         99.4
Falling due after five years                         105.7        306.1
                                                  --------    ---------
                                                     481.3        881.9
                                                  --------    ---------
Average period until redelivery (years)                3.9          4.9

Leases have been entered into with a mutually interminable lease period of up to eight years. Certain leases include an option to renew for one or two additional years at a time for up to three years and/or a purchase option. Exercise of the purchase option on the individual vessels is based on an individual assessment. Certain leases include a profit sharing element implying that the actual charter hire may be higher.

Newbuilding installments and exercised purchase options (purchase obligations):

Falling due within one year                         225.3        191.3
Falling due between one and two years               146.7        161.3
Falling due between two and three years              95.5        179.7
Falling due between three and four years             28.0         62.9
Falling due between four and five years               0.0         18.0
Falling due after five years                          0.0          0.0
                                                 --------    ---------
                                                    495.5        613.2

Other operating leases:
Falling due within one year                           2.2          2.1
Falling due between one and two years                 2.2          1.9
Falling due between two and three years               1.9          1.7
Falling due between three and four years              1.7          1.7
Falling due between four and five years               1.8          1.8
Falling due after five years                          5.8          3.7
                                                 --------    ---------
                                                     15.6         12.9

      Other operating leases primarily consist of contracts regarding office spaces and apartments as well as IT-related contracts.

      During the year, charter hire expenses have been recognized in the income statement by USD 106.3 mill. (2005: USD 82.1 mill.) of which USD 7.1 mill. (2005: USD 7.5 mill.) relate to profit sharing elements. Other operating lease expenses have been recognized in the income statement by USD 2.5 mill. (2005:
USD 1.5 mill.).

USD million
CONTRACTUAL LIABILITIES - AS LESSOR (operating leases)
Charter hire income for vessels on time charter and bareboat charter (incl. vessels not delivered):
                                                             2005         2006
                                                             ----         ----

Falling due within one year                                 102.7        145.0
Falling due between one and two years                        26.8         41.0
Falling due between two and three years                      13.8         23.6
Falling due between three and four years                     13.7          6.1
Falling due between four and five years                       6.0          0.0
Falling due after five years                                  0.0          0.0
                                                         --------    ---------
                                                            163.0        215.7
                                                         --------    ---------
Average period until redelivery (year)                        0.9          1.1

      Charter hire income for vessels on time charter and bareboat charter is recognized under net revenue.

NEW BUILDING CONTRACTS

      As at December 31, 2006, TORM had contracted 17 newbuildings (2005: 12 newbuildings) to be delivered during 2007 to 2011. For all 17 vessels the total outstanding contractual commitment amounted to USD 594 mill. as at December 31, 2006. In addition, TORM called an option in 2006 to acquire one Panamax bulk carrier on time charter built in 2004, which will be delivered in the second quarter of 2007. The contractual liability relating to this vessel amounted to USD 19 mill. as at December 31, 2006.

NOTE 18 - TIME CHARTER CONTRACTS

      As at December 31, 2006, TORM had entered into the following time charter contracts as lessee:

                 Number of Average daily                                         Number of  Average daily
        Year/    operating freight rates                                  Year/  operating  freight rates
  Vessel type         days           USD                            Vessel type       days            USD
-----------------------------------------                         ----------------------------------------
2007:                                                             2012:
LR2                    454        25,224                          LR1                  765         20,044
LR1                  3,195        20,668                          MR                 2,160         15,908
Panamax              2,940        17,658                          Panamax            2,070         14,419
2008:                                                             2013:
LR2                    368        24,574                          LR1                  210         20,536
LR1                  3,300        20,680                          MR                 2,160         15,908
Panamax              2,880        17,597                          Panamax            1,800         14,583
2009:                                                             2014:
LR2                    360        24,500                          MR                 1,980         15,832
LR1                  3,030        19,953                          Panamax            1,800         14,583
MR                   1,440        15,831                          2015:
Panamax              1,560        14,970                          MR                 1,800         15,740
2010:                                                             Panamax            1,620         14,719
LR2                    360        24,500                          2016:
LR1                  1,830        19,939                          MR                   540         15,833
MR                   2,160        15,908                          Panamax            1,170         15,191
Panamax              1,710        13,986                          2017:
2011:                                                             MR                   360         15,900
LR2                    360        24,500                          Panamax            1,080         14,518
LR1                  1,425        20,720                          2018:
MR                   2,160        15,908                          Panamax              270         15,475
Panamax              1,890        14,096

      The above-mentioned time charter contracts are included in the contractual liabilities in Note 17.

NOTE 19 - PURCHASE OPTIONS ON VESSELS

      As at December 31, 2006, TORM had the following purchase options on vessels:

                                                                      Average option
              Exercise year/                        Average age of    exercise price as at
                 Vessel type    Number of vessels   vessels, years    31 Dec. 2006 USD mill.
                 -----------    -----------------   --------------    ----------------------
2007:
Panamax                           2.0                3.0                  21.3
2008:
Panamax                           1.0                3.0                  21.3
2009:
LR1*)                             0.5                3.0                  15.1
Panamax                           1.0                3.0                  21.7
2011:
LR1*)                             0.5                5.0                  13.8
Panamax                           1.0                3.0                  27.1
2012:
MR**)                             1.0                3.0                  38.4
Panamax                           1.0                3.0                  25.0
2013:
Panamax                           3.0                4.3                  31.3
2014:
MR                                1.0                5.0                  30.2
2015:
Panamax                           1.0                5.0                  33.3
2016:
Panamax                           1.0                5.0                  37.5

As at December 31, 2005, TORM had purchase options on 11 vessels.

      *) TORM holds 50% of the purchase option on the vessel. Consequently, the stated option price is for 50% of the vessel.

      **) The stated option price is the minimum options price for the vessel.

NOTE 20 - FAIR VALUE OF DERIVATIVE FINANCIAL INSTRUMENTS (in USD million)

                                                            Fair value adjustments
                                                               Income statement

                                                                              Freight                             Equity
                               Fair value at              Port expenses,      and bunkers   Financial  Hedging    Fair value at
                              January 1, 2005   Revenue   bunkers and comm.   derivatives   items      reserves   December 31, 2005
                              ---------------   -------   -----------------   -----------   -----      --------   -----------------
Hedge accounting cash flow:
Interest rate swaps                 0.4            -              -                 -            -         2.9         3.3
Non hedge accounting:
Cross currency swaps                0.1            -              -                 -        (0.1)           -         0.0
Forward rate contracts              3.8            -              -                 -        (3.9)           -       (0.1)
Interest rate swaps               (0.2)            -              -                 -          3.5           -         3.3
Currency options                    3.6            -              -                 -        (3.6)           -         0.0
Bunker hedge                      (0.8)            -              -               0.8            -           -         0.0
Forward Freight Agreement         (4.4)            -              -               2.5            -           -       (1.9)
                                 ------         ----         ------            ------       ------      ------      ------
                                    2.5          0.0            0.0               3.3        (4.1)         2.9         4.6
                                 ------         ----         ------            ------       ------      ------      ------



                                                            Fair value adjustments
                                                               Income statement

                                                                              Freight                             Equity
                               Fair value at              Port expenses,      and bunkers   Financial  Hedging    Fair value at
                              January 1, 2006   Revenue   bunkers and comm.   derivatives   items      reserves   December 31, 2006
                              ---------------   -------   -----------------   -----------   -----      --------   -----------------
Hedge accounting cash
flow:
Interest rate swaps                  3.3            -            -                  -            -         (0.3)          3.0
Bunker hedge                         0.0            -            -                  -                      (3.3)        (3.3)
Forward Freight Agreements           0.0            -            -                  -                        5.9          5.9
Non hedge accounting:
Forward rate contracts             (0.1)            -            -                  -          1.1             -          1.0
Interest rate swaps                  3.3            -            -                  -          0.2             -          3.5
Currency options                     0.0            -            -                  -          0.4             -          0.4
Bunker hedge                         0.0            -            -              (1.5)            -             -        (1.5)
Forward Freight Agreement          (1.9)            -            -              (0.4)            -             -        (2.3)
                                  ------       ------       ------             ------       ------        ------       ------
                                     4.6          0.0          0.0              (1.9)          1.7           2.3          6.7
                                  ------       ------       ------             ------       ------        ------       ------

      Please refer to the section "Managing risk and exposure" and note 21 for further information on commercial and financial risks.

      The interest rate swaps with a fair value of USD 3.0 mill. (2005: USD 3.3 mill.) are designated to hedge a part of TORM's interest payments during the period 2007 to 2008. The bunkerhedge contracts with a fair value of USD (3.3) mill. (2005: USD 0.0 mill.) are designated to hedge a part of TORM's bunker expenses during the period 2007 to 2009. The Forward Freight Agreements with a fair value of USD 5.9 mill. (2005: USD 0.0 mill.) are designated to hedge a part of TORM's revenue during the period 2007 to 2009. The gains or losses on these contracts will be recognized in the income statement together with the hedged items.

NOTE 21 - FINANCIAL AND COMMERCIAL RISKS - (in USD million)

EXCHANGE RATE RISK

      All things being equal, a change in the USD exchange rate of 1% in relation to DKK would result in a change in profit before tax and equity as follows:

Sensitivity to changes in the USD/DKK exchange rate        2005            2006
---------------------------------------------------        ----            ----

Changes at increase in the USD exchange rate
 of 1% in relation to DKK:
Changes in profit before tax                                0.8             0.7
Changes in equity                                           4.0             6.4

      At year-end 2005, TORM had forward hedging contracts of USD 8 mill. against DKK in respect of operating costs for 2006. In 2006, TORM entered into exchange rate contracts for the sale of USD 154 mill. against DKK and sold USD 24 mill. spot in order to cover the DKK cash requirements for operating costs in 2006. As such, in 2006 spot and term exchange contracts for a total of USD 186 mill. were unwound at an average exchange rate of 6.18 as against the average exchange rate for the year of USD against DKK of 5.95. Furthermore, TORM sold USD 12 mill. with value in 2007 at an exchange rate of 6.12 against DKK.

      In 2006, with value in 2007, TORM had entered into an agreement to purchase a put-option in the amount of USD 21 mill. against DKK including a "knock-in" element for the counterparty. With regard to the put-option, TORM can sell USD to the counterpart at an exchange rate of 5.80 to the DKK. In case the USD/DKK exchange rate exceeds 6.12, the counterpart can purchase USD from TORM at an exchange rate of 5.80 per USD.

      In 2006, with value in 2007, TORM had entered into an agreement to purchase a put-option in the amount JPY 2.6 bill. against USD including a "knock-in" element for the counterparty to cover a vessel purchase. With regard to the put-option, TORM can buy JPY from the counterpart at an exchange rate of
115.50 to the USD. In case the USD/JPY exchange rate exceeds 122.20, the counterpart can sell JPY to TORM at an exchange rate of 115.50 per USD. None of the options were called neither by TORM nor by the counterpart during 2006.

INTEREST RATE RISK

      TORM has significant cash requirements associated with long-term debt and time charters. These payments are influenced by changes in interest rates. In order to manage interest rate risk, financial instruments are entered to swap the variable interest rate on a portion of the borrowings for fixed rate debt.

      All things being equal, a change in the interest rate level of 1% point on the unhedged variable interest debt will result in a change in the interest rate expenses as follows:

SENSITIVITY TO CHANGES IN INTEREST RATES        2005                  2006
----------------------------------------        ----                  ----

Changes at increase in the interest
  rate level of 1% point:
Increase in interest rate expenses               2.0                   1.8

      TORM's interest bearing USD debt decreased from year-end 2005 to year-end 2006 by USD 91 mill. to USD 698 mill. Of TORM's mortgage debt in USD with variable interest rates USD 52 mill. will be due within a 12 months period and USD 216 mill. after 1 - 5 years. The average effective interest rate is between 4.0% and 6.2%.

      The portion of the interest swaps hedging the USD mortgage debt with maturity within 1 year was USD 30 mill. and USD 121 mill. after 1 - 5 years. The average effective interest rates were between 3.2% and 4.5%. The market value of TORM's interest rate swaps was USD 6.5 mill. at year-end 2006 (2005: USD 6.6 mill.).

      At year-end, TORM had covered 77% of its total 2007 interest costs at an average rate of 4.9% including margin. For the period 2008-2009, the coverage is 36%. The fixed interest debt has an average period of 2.4 years remaining, expiring between 2007 and 2013.

      Please refer to Note 13 for further information on interest bearing debt.

MOVEMENT IN BUNKER PRICES

      In 2006, TORM covered 44% of its bunker requirements using hedging instruments. As at December 31, 2006, TORM had hedged the price for 12% of its bunker requirements for 2007, and the market value of these contracts as at year-end was USD (4.8) mill (2005: 0.0 mill.).

      All things being equal, a price change of 1% per ton of bunker oil would lead to the following change in expenditure based on the expected bunker consumption:

SENSITIVITY TO CHANGES IN BUNKER PRICES                     2005         2006
---------------------------------------                     ----         ----

Changes at increase in the bunker prices of 1% per ton:
Changes in bunker expenses                                   1.2          1.0

NOTE 22 - FINANCIAL INSTRUMENTS - in USD million

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES AS DEFINED IN
IAS 39:                                                        2005       2006

Financial assets at fair value through profit and loss
Marketable securities (held for trading)                        0.2        0.0
                                                              -----      -----
Total financial assets at fair value through profit or loss     0.2        0.0
                                                              -----      -----
Loans and receivables
Freight receivables, etc.                                      53.9       49.7
Other receivables                                               6.7        8.5
Cash and cash equivalents                                     156.7       33.0
                                                              -----      -----
Total loans and receivables                                   217.3       91.2
                                                              -----      -----
Available-for-sale financial assets
Other investments                                             361.0      644.4
                                                              -----      -----
Total available-for-sale financial assets                     361.0      644.4
                                                              -----      -----
Derivative financial instruments (assets)
Other receivables (held for trading)                            3.7        3.1
Other receivables (hedge accounting)                            3.3        9.4
                                                              -----      -----
Total derivative financial instruments (assets)                 7.0       12.5
                                                              -----      -----
Financial liabilities measured at amortised cost
Mortgage debt and bank loans                                  789.0      695.0
Trade payables                                                 22.9       18.8
Other liabilities                                              14.7       15.0
                                                              -----      -----
Total financial liabilities measured at amortised cost        826.6      728.8
                                                              -----      -----
Derivative financial instruments (liabilities)
Other liabilities (held for trading)                            2.4        2.0
Other liabilities (hedge accounting)                            0.0        3.8
                                                              -----      -----
Total derivative financial instruments (liabilities)            2.4        5.8
                                                              -----      -----

      The fair value of the financial assets and liabilities above equals the carrying amount except for mortgage debt and bank loans for which the fair value can be found in Note 13.

NOTE 23 - RELATED PARTY TRANSACTIONS

      The members of the Parent Company's Board of Directors and Senior Management, near relatives to these persons and companies where these persons have control or exercise significant influence are considered as related parties with significant influence.

      Mr. Niels Erik Nielsen, Chairman of the Board of Directors, is a practicing partner in the law firm Bech-Bruun. Bech-Bruun has rendered legal assistance during the financial year as one of a number of law firms. The firm's fee of USD 0.3 mill. (2005: USD 0.0 mill.) is based upon the amount of time spent by the firm.

      Mr. Stefanos-Niko Zouvelos, member of the Board of Directors, is General Manager of Beltest Shipping Company Limited. TORM has during the year paid USD
8.5 mill. (2005: USD 7.2 mill.) to an entity owned by Beltest Shipping Company Limited under a time charter agreement involving one product tanker vessel.

       There have not been any other transactions with such parties during the financial year.

      Management remuneration is disclosed in note 4.

      It is considered that no single person has control over the Group or the Parent Company

NOTE 24 - NON-CURRENT ASSETS HELD FOR SALE

      In 2005, TORM entered into a contract concerning sale of a vessels under construction for delivery in 2006. The vessel was delivered to the buyer in May 2006 and the result from the sale of the vessel has been recognized in the income statement in 2006 under the item profit from sale of vessels by USD 3.1 mill. As at December 31, 2005, the vessel was classified as held for sale and presented separately in the balance sheet and was included under Tanker in the segment information.

NOTE 25 - EARNINGS PER SHARE

                                                   2004       2005      2006
                                                   ----       ----      ----

Net profit for the year (USD mill.)               186.6      299.4     234.5
                                               --------    -------  --------
Mill. Shares
Average number of shares                           72,8       72,8      72,8
Average number of treasury shares                 (3.1)      (3.1)     (3.3)
                                               --------    -------  --------
Average number of shares outstanding               69.7       69.7      69.5
Dilutive effect of outstanding share options        0.4        0.2       0.0
                                               --------    -------  --------
Average number of shares outstanding incl.
dilutive effect of share options                   70.1       69.9      69.5

                                               --------    -------  --------
Earnings per share (USD)                            2.7        4.3       3.4
                                               --------    -------  --------
Diluted earnings per share (USD)                    2.6        4.3       3.4
                                               --------    -------  --------

NOTE 26

USD million                                          2004     2005       2006
                                                     ----     ----       ----
APPROPRIATION OF NET PROFIT FOR THE YEAR INCL.
PROPOSED DIVIDEND
Proposed appropriation of net profit for the
year in the Parent Company, A/S
Dampskibsselskabet TORM:
Proposed dividend                                    99.9    132.4       73.9
Retained profit                                     105.9    103.3      114.5
                                                  -------   ------   --------
Net profit for the year                             205.8    235.7      188.4
                                                  -------   ------   --------

Total equity in the Parent Company,
A/S Dampskibsselskabet TORM:
Common shares                                        61.1     61.1       61.1
Treasury shares                                     (7.7)    (7.7)     (18.1)
Revaluation reserves                                319.3    296.4      579.8
Retained profit                                     286.8    400.0      513.1
Proposed dividend                                    99.9    132.4       73.9
Hedging  reserves                                     0.4      3.2        5.6
Translation reserves                                  6.0      6.0        6.0
                                                  -------   ------   --------
Total equity                                        765.8    891.4    1,221.4
                                                  -------   ------   --------
Proposed dividend per share (USD)                     1.4      1.8        1.0
Dividend per share paid (USD)                         1.3      1.4        1.9
                                                  -------   ------   --------

      The difference between proposed dividend per share in USD in 2005 and dividend per share paid in USD in 2006 relates to the change in the USD/DKK exchange rate as the dividend is paid in DKK.

NOTE 27 - CASH FLOWS

                                                  2004        2005     2006
                                                  ----        ----     ----
REVERSAL OF OTHER NON-CASH MOVEMENTS:
Adjustment on derivative financial instruments     9.6       (1.3)      3.9
Exchange rate adjustments                          3.5       (5.7)      1.7
Other adjustments                                 -9.0         0.4      0.4
                                                ------     -------   ------
Total reversal of other non-cash movements         4.1       (6.6)      6.0
                                                ------     -------   ------

NOTE 28 - RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP)

      The TORM Group's Annual Report has been prepared in accordance with the International Financial Reporting Standards (IFRS), which differs in certain respects from U.S. GAAP.

      The following is a summary of the adjustments to net income for the years ended December 31, 2004, 2005 and 2006 and shareholders' equity as of those dates, necessary to reconcile those to net income and shareholders' equity determined in accordance with U.S. GAAP.

Reconciliation of Net income for the year to U.S. GAAP Net income (in USD million)
                                                           Notes            2004          2005          2006
                                                           -----            ----          ----          ----
Net income as reported under IFRS                                         186.6          299.4         234.5

Dry-docking costs                                           a)            (1.5)            0.0           0.0
Write-down on assets                                        b)              0.2            1.4           0.5
Derivative financial instruments                            c)              2.6            0.0           0.0
Share options                                               d)            (1.2)            0.0           0.0
Deferred gain on sale and lease back of vessels             e)              0.0         (17.3)           4.2
Deferred taxation                                           f)              1.0            4.3         (1.1)

Net income in accordance with U.S. GAAP before change
in accounting principles                                                  187.7         287.8         238.1
                                                                   ------------------------------------------
Cumulative effect of change in accounting principles as     a)              0.0            8.7           0.0
at January 1, 2005
Net income in accordance with U.S. GAAP after change in
accounting principles                                                     187.7         296.5         238.1
                                                                   ==========================================

Reconciliation of Shareholders' equity to U.S. GAAP Shareholders' Equity (in USD million)

                                                           Notes            2004          2005       2006
                                                           -----            ----          ----       ----
Shareholders' equity as reported under IFRS                                715.4        904.7       1,280.8

Dry-docking costs                                           a)            (8.3)            0.0           0.0
Write-down on assets                                        b)            (1.9)          (0.5)           0.0
Derivative financial instruments                            c)              0.0            0.0           0.0
Share options                                               d)            (0.1)            0.0           0.0
Deferred gain on sale and lease back of vessels             e)              0.0         (17.3)        (13.1)
Deferred taxation                                           f)              0.2            4.8           3.7

Shareholders' equity in accordance with U.S. GAAP
before change in accounting principles                                    705.3         891.7       1,271.4
                                                                   ------------------------------------------
Cumulative effect of change in accounting principles as                     0.0            0.0           0.0
at January 1, 2005
Shareholders' equity in accordance with U.S. GAAP after
change in accounting principles
                                                                          705.3         891.7       1,271.4
                                                                   ==========================================

      The Group's accounting policies under IFRS are described below where these differ from the accounting treatment under U.S. GAAP:

      a) Dry-docking costs

      As of January 1, 2005, TORM changed its method of accounting for vessel dry-docking costs under U.S. GAAP from the accrual method to the deferral method. Under the accrual method, dry-docking costs had been accrued as a liability and an expense on an estimated basis in advance of the next scheduled dry-docking. Subsequent payments for dry-docking were charged against the accrued liability. Under the deferral method, costs incurred in replacing or renewing the separate assets that constitute the dry-docking costs are capitalized and depreciated on a straight-line basis over the estimated period until the next dry-docking. Dry-docking activities include, but are not limited to, inspection, service on turbocharger, replacement of shaft seals, service on boiler, replacement of hull anodes, applying of antifouling and hull paint, steel repairs and refurbishment and replacement of other parts of the vessel. This change was made to conform to prevailing shipping industry accounting practices and the Group's accounting under IFRS. On January 1, 2005, TORM recorded the effect of the change in accounting principle on periods prior to 2005 as a cumulative effect of accounting change of USD 8.7 million (net of income tax of USD 0.4 (income)) or USD 0.3 per basic share. The effect of this change in accounting method on the U.S. GAAP shareholders' equity was an increase of USD 8.7 million.

      The proforma effect of this change, as if it had been made for 2004, would be to increase net income as follows:

                                                      2004
Proforma (USD million)
     Net income as reported                          187.7
     Effect of accounting change                       1.1
                                                 ----------
     Net income                                      188.8
                                                 ==========

Per share (diluted)
     As reported                                       2.7
     Effect of accounting change                       0.0
                                                 ----------
     Total                                             2.7
                                                 ==========

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

      Under U.S. GAAP, impairment losses cannot be reversed. This results in a difference in depreciation expense between US GAAP and IFRS. In February 2005, the vessels were sold and the remaining impairment loss was added to the profit on sale of vessels recognized under IFRS. In May 2006, the properties were sold and the remaining impairment loss was added to the profit on sale of properties recognized under IFRS.

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

      d) Share options

      Under IFRS, TORM's share option scheme is treated as cash-settled share-based payment transactions. A liability relating to share options not exercised is recognized in the balance sheet. The change in the liability for the period is recognized in the income statement. The liability is measured at fair value using the Black-Scholes model.

      Under US GAAP, TORM implemented SFAS 123(R) as per 1 January 2006 using the prospective method. TORM's share option scheme qualifies as a liability under SFAS 123(R), which means that a liability for the fair value of the plan is recognized in the balance sheet and that the change in the liability for the period is recognized in the income statement. Previously, stock-based compensation was accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." and related interpretations in accounting for stock based compensation. Under APB No. 25, the Company recognized compensation expense for the difference between the exercise price and market price at the measurement date. This compensation was amortized over the vesting period. TORM grants options with cash settlement terms for which the measurement date is the date that these options are exercised. Under APB 25, compensatory plans with cash settlement terms qualified as variable plans, for which total compensation cost must be recalculated each period based on the current share price, until the options are exercised. The implementation of SFAS 123(R) had an effect of USD 0.0 million on the shareholders' equity under US GAAP as of 1 January 2006.

      e) Deferred gain on sale and lease back of vessels

      During 2005, TORM sold and leased back 2 vessels for 5 years. The leases are regarded as operating leases under both IFRS and US GAAP.

      Under IFRS, the profit on the sale of the vessels is recognized in the income statement immediately in accordance with IAS 17.

      Under US GAAP the profit on the sale shall be deferred and amortized in proportion to the related gross rental charged to expense over the lease term in accordance with FAS 28 as the criteria to deviate from this treatment (cf. FAS 28 a, b and c) were not met. The profit on the sale and lease back transaction is deferred and amortized on a straight-line basis from February 1, 2005 to February 1, 2010.

      f) Deferred taxation

      TORM applies the same treatment of deferred tax under IFRS and US GAAP. The reconciliation item relates to the tax effect of the differences in accounting treatment expressed by the items a) to e) above. The difference in deferred tax liability as at December 31, 2006 only relates to the deferral under US GAAP of the gain on sale of vessels in item e) above.

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

      Under US GAAP, investments in bonds are classified as an available-for-sale, cf. Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities". Unrealized gains and losses are recorded as a component of shareholders' equity unless there is an other than temporary impairment of the securities. The bonds were divested in 2005 and there were no other than temporary impairments in 2004 and 2005.

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

      The results reflected in the consolidated income statement for the years ended December 31, 2004, 2005 and 2006 in accordance with IFRS associated with these joint ventures are represented in Note 6 to the consolidated financial statements.

      i) Statement of cash flows

      The cash flow statement prepared in accordance with IFRS presents substantially the same information as required under U.S. GAAP. Under U.S. GAAP, however, there are certain differences with regard to the classification of items within the cash flow statement.

      Under IFRS, dry-docking costs are reflected as a component of investing activities, whereas under U.S. GAAP this amount is reflected as a component of operating activities.

      The presentation of cash flows provided by (used in) operating, investing and financing activities, classified in accordance with U.S. GAAP, utilizing the amounts shown in the Company's IFRS cash flow statement are as follows for the years ended December 31, 2004, 2005 and 2006 (in thousands of USD):


                                                               2004            2005           2006
                                                               ----            ----           ----
Net cash provided by operating activities                    222,619         246,793         226,761
Net cash provided by (used in) investment activities       (181,726)       (458,816)       (111,857)
Net cash provided by (used in) financing activities          (2,765)        303,227        (238,597)

Net increase in cash and cash equivalents                    38,128          91,204        (123,693)
Cash, beginning of year                                      27,396          65,524         156,728
                                                     -----------------------------------------------------
Cash, end of year                                            65,524         156,728          33,035
                                                     -----------------------------------------------------

      j) Earnings Per Share

      Earnings per share is computed consistent with IFRS.

      The following table sets forth the computation of basic and diluted U.S. GAAP net income per share (in thousands except share and per share data):


                                                             2004             2005             2006
                                                         --------------   --------------   --------------
Numerator for basic and diluted Earnings Per Share
(in thousands of USD)
Profit from continuing operations                              187,654          296,437          238,082
                                                         --------------   --------------   --------------
Profit from discontinuing operations                                 0                0                0
                                                         --------------   --------------   --------------
Profit for the year                                            187,654          296,437          238,082
                                                         --------------   --------------   --------------

                                                         No. of shares      No. of shares    No. of shares
                                                         --------------   --------------   --------------
Weighted average number of shares:
Basic                                                       69,568,714       69,678,986       69,429,442
Effect of dilutive shares and share options
                                                               521,226           57,450           10,924
                                                         --------------   --------------   --------------
Diluted                                                     70,089,940       69,736,436       69,440,366
                                                         --------------   --------------   --------------

Basic earnings per share
Profit from continuing operations                              2.7              4.2              3.4
Profit from discontinued operations                            0.0              0.0              0.0
                                                         --------------   --------------   --------------
Profit for the year before change in accounting                2.7              4.2              3.4
principles
Cumulative effect of change in accounting                      0.0              0.1              0.0
principles as at January 1, 2005
                                                         --------------   --------------   --------------
Profit after change in accounting principles                   2.7              4.3              3.4
                                                         --------------   --------------   --------------

Diluted earnings per share
Profit from continuing operations                              2.7              4.2              3.4
Profit from discontinued operations                            0.0              0.0              0.0
                                                         --------------   --------------   --------------
Profit for the year before change in accounting                2.7              4.2              3.4
principles
Cumulative effect of change in accounting                      0.0              0.1              0.0
principles as at January 1, 2005
                                                         --------------   --------------   --------------
Profit after change in accounting principles                   2.7              4.3              3.4
                                                         --------------   --------------   --------------

      The weighted average number of shares excludes the shares reacquired from the date of repurchase. The comparative figures for number of shares and earnings per share are restated to reflect the issue of bonus shares in May 2004 and share split of May 23, 2007.

      k) Presentation of income statement

      Under IFRS, TORM shall to present additional line items, headings and subtotals on the face of the income statement when such presentation is relevant to an understanding of the Company's financial performance. The Company presents the subtotals "Time charter equivalent earnings" and "Gross profit" as these subtotal are considered to be relevant to an understanding of TORM's financial performance.

      Under U.S. GAAP these subtotals are not appropriate on the face of the income statement. The table below presents revenues and expenses in the Company's income statement prepared in accordance with IFRS as they would appear under the presentation requirements in U.S. GAAP for the years ended December 31, 2004, 2005 and 2006.

                                           2004          2005          2006
                                           ----          ----          ----

Gross Revenue                            442,600       585,611       603,717
Port expenses, bunkers and commissions   (83,739)     (124,968)     (148,943)
Freight and bunkers derivatives           (9,310)        3,194           620
Charter hire                             (59,592)      (82,139)     (106,329)
Operating expenses                       (49,792)      (66,744)      (77,624)
Profit from sale of vessels                    0        54,731        54,362
Administrative expenses                  (38,637)      (31,176)      (34,594)
Other operating income                    13,139        12,570         9,839
Depreciation and impairment losses       (35,181)      (47,894)      (58,915)
                                        ------------  ------------  ------------
Operating profit                         179,488       303,185       242,133

Financial income                          42,789        26,004        39,473
Financial expenses                       (16,949)      (29,822)      (40,520)
                                        ------------  ------------  ------------
Profit before tax                        205,328       299,367       241,086

Tax expenses                             (18,715)           (4)       (6,574)
                                        ------------  ------------  ------------
Net profit for the year                  186,613       299,363       234,512
                                        ------------  ------------  ------------

      l) Segment reporting

      One customer accounted for USD 96.5 million (16%) of our consolidated revenue in 2006 compared to USD 70.7 million (12%) in 2005.In 2004 no customers accounted for more than 10% of the consolidated revenue. The revenue was generated from both the Tanker and the Bulk division.

      m) New accounting requirements not yet adopted

      In July 2006, the FASB issued Interpretation No. 48 (FIN 48) "Accounting for Uncertainty in Income Taxes", an Interpretation of FASB Statement No. 109 "Accounting for Income Taxes" to address financial statement recognition and measurement by an enterprise of a tax position taken or expected to be taken in a tax return. The interpretation creates a single model to address uncertainty in tax positions and prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The interpretation also requires several new disclosures in annual financial statements. It is effective for financial statements issued for fiscal years beginning after December 15, 2006, and will therefore be adopted by the Company from January 1, 2007. The Company has assessed that the interpretation will not materially affect the financial statements.

      In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements" ("SFAS No. 157"). This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The standard does not require any new fair value measurements. It is effective for financial statements issued for fiscal years beginning after November 15, 2007 and will therefore be adopted by the Company from January 1, 2008. The Company is currently assessing SFAS No. 157 and has not yet determined the impact that the adoption of this standard will have on its financial statement disclosures.

NOTE 29 - MATERIAL EVENTS OCCURRED AFTER THE BALANCE SHEET DATE

Acquisition of OMI

      On April 17, 2007, the Company along with Teekay Shipping Corporation ("Teekay") entered into a definitive agreement to acquire OMI Corporation. Under the agreement, OMI shareholders would receive USD 29.25 in cash for each share of OMI common stock they held. Teekay and TORM agreed to divide the assets of OMI equally and to equally split the total cost of the transaction of approximately $2.2 billion, including assumed net debt and other transaction costs.

      Under the agreement, Teekay and TORM were required to commence a tender offer to the OMI shareholders on or before April 27, 2007. The tender offer was subject to acceptance from OMI shareholders representing over 50 percent of OMI's outstanding shares, as well as receipt of standard regulatory approvals. At the expiration of the offer period, a total of 49,762,507 shares had been validly tendered by the shareholders of OMI providing Omaha, Inc, a subsidiary which is jointly held by TORM and Teekay, with control over OMI and allowing for TORM and TEEKAY to gain 100% ownership of OMI and allowing for a subsequent merger between Omaha, Inc. and OMI.

      The merger of OMI with and into Omaha, Inc., the final step in the acquisition of OMI, occurred on June 8, 2007 and as a consequence of the merger Omaha, Inc. changed its name to OMI Corporation. The acquisition of OMI by TORM and TEEKAY was consequently completed on June 8, 2007 at the price of USD 29.25 per share, whereby OMI became a jointly owned subsidiary of TORM and TEEKAY.

      TORM entered into a one-year USD 700 million bridge loan agreement with Danske Bank and HSH Nordbank on April 17, 2007, to assist in the financing of the acquisition of TORM's share of OMI.

Share Split

     At the Company's annual general meeting, which took place on April 17, 2007, a proposal was adopted for a 2:1 stock split of the Company's ordinary shares, nominal value DKK 10 into ordinary shares of nominal value DKK 5. The share split was carried out on the Copenhagen Stock Exchange on May 23, 2007, and the last day of trading in shares of par value DKK 10 was on May 22, 2007. The first day of trading in shares of par value 5 was May 23, 2007. The share split was carried out on NASDAQ on May 23, 2007 in relation to the Company's American Depository Shares with a record date of May 23, 2007 and a distribution date of May 31, 2007.

     After the share split the Company's common shares consist of 72,800,000 shares in denomination of DKK 5 per share.

Share buy back

      For maintenance of the capital structure the Board of Directors has announced to undertake prior to the end of the current financial year a share buy-back programme of up to 15% of the Company's nominal share capital.

Disposal of Norden shares

      Torm has disposed the shareholding in NORDEN at 31 March 2007. The shares were sold through a book-building offer at a total price of DKK 3,940 million (USD 704 million). TORM's gain on the investment in Norden was DKK 3,599 million (USD 643 million), while the total return of the investment incl. dividends has been DKK 4,079 million (USD 725 million). The appreciation in the value of the investment since December 31, 2006 is DKK 354 million (USD 71 million).

ITEM 19. EXHIBITS

     Number                           Description of Exhibits

       1.1        ____  Amended and Restated Articles of Association for A/S
                        Dampskibsselskabet TORM (the "Company") and English Translation(1)

       1.2        ____  Rules of Procedure for the Board of Directors of the
                        Company and English Translation (2)

       2.2        ____  Form of Depositary Agreement between Deutsche Bank and the Company (2)

       4.1        ____  The Company's Employee Stock Purchase Plan (2)

       4.2        ____  Office lease between PFA Pension II and the Company and
                        English Translation (2)

       4.3        ____  Engagement letter of Bech-Bruun Dragsted and English
                        Translation (2)

       4.4        ____  DKK 42 million revolving credit facility letter from
                        Danske Bank to the Company dated December 11, 1998 and English translation (2)

       4.5        ____  Debt Instrument from Agnete Shipping Corporation to
                        Danske Bank Aktieselskab, Singapore Branch, dated August 9, 1995 (2)

       4.6        ____  Debt Instrument from Eastern Light Shipping Limited to
                        Danske Bank Aktieselskab, Hong Kong Branch, dated November 17, 1995 (2)

       4.7        ____  Debt Instrument from Southern Light Shipping Limited to
                        Danske Bank Aktieselskab, Hong Kong Branch (2)

       4.8        ____  Debt Instrument from Hermia Shipping Corporation to
                        Danske Bank Aktieselskab, Singapore Branch, dated June, 14, 1996 and to Danske Bank A/S dated August 29, 2001
                        (2)

       4.9        ____  Debt Instrument from Hilde Shipping Corp. to Danske Bank
                        Aktieselskab, dated July 3, 2000 (2)

      4.10        ____  Debt Instrument from Skagerak Tankers Limited to Danske
                        Bank Aktieselskab, Singapore Branch, dated May 9, 1996
                        (2)

      4.11        ____  Debt Instrument from Anne Product Carriers (PTE) Ltd. To
                        Danske Bank Aktieselskab, Singapore Branch, August 28, 1998 (2)

      4.12        ____  Debt Instrument from Gunhild Shipping Corporation to
                        Danske Bank Aktieselskab, Singapore Branch, dated November 6, 1998 (2)

      4.13        ____  Debt Instrument from Tekla Shipping Co. Ltd to Danske
                        Bank, Singapore Branch, dated March 23, 1992 (2)

      4.14        ____  Debt Instrument from Alice Product Tanker Corporation to
                        Danske Bank Aktieselskab, Singapore Branch, dated November 8, 1994 (2)

      4.15        ____  Debt Instrument from Bothnia Shipping Corporation to
                        Danske Bank, Singapore Branch, dated September 20, 1989
                        (2)

      4.16        ____  Debt Instrument from Olga Shipping Corporation to Danske
                        Bank Aktieselskab, Singapore Branch, dated October 27, 1995 (2)

      4.17        ____  Secured Loan Agreement, between Caseros Shipping Limited and Nordea Bank, dated June 15, 1994 (2)

      4.18        ____  Loan Agreement between Estrid Shipping Corporation and
                        Danmarks Skibskreditfond, dated November 6, 2001 (2)

      4.19        ____  Loan Agreement between Ragnhild Shipping Corporation and
                        Danmarks Skibskreditfond, dated November 6, 2001 (2)

      4.20        ____  Shipbuilding Contract for the Construction of Hull No.
                        S161, between the Company and Samho Heavy Industries Co., Ltd. and Hyundai Heavy Industries Co., Ltd., dated November 24, 2000 (2)

      4.21        ____  Shipbuilding Contract for the Construction of Hull No.
                        S162, between the Company and Samho Heavy Industries Co., Ltd. and Hyundai Heavy Industries Co., Ltd., dated November 24, 2000 (2)

      4.22        ____  Contract for Construction and Sale of Hull No. S-1089,
                        between Thyra Shipping Corporation and Daedong Shipbuilding Co., Ltd., dated March 2, 2001 (2)

      4.23        ____  Contract for Construction and Sale of Hull No. S-1090,
                        between Freya Shipping Corporation and Daedong Shipbuilding Co., Ltd., dated March 2, 2001 (2)

      4.24        ____  Contract for Construction and Sale of Hull No. S-1086,
                        between Gertrud Shipping Corporation and Daedong Shipbuilding Co., Ltd., dated November 3, 2000 (2)

      4.25        ____  Contract for Construction and Sale of Hull No. S-1087,
                        between Gerd Shipping Corporation and Daedong Shipbuilding Co., Ltd., dated November 3, 2000 (2)

      4.26        ____  Contract for Construction and Sale of Hull No. S-1079,
                        between the Company and Daedong Shipbuilding Co., Ltd., dated August 25, 2000 (2)

      4.27        ____  Contract for Construction and Sale of Hull No. S-1080,
                        between the Company and Daedong Shipbuilding Co., Ltd., dated August 25, 2000 (2)

       5.1        ____  Transaction Agreement, dated April 17, 2007, among
                        Teekay Corporation, TORM, Omaha, Inc. and OMI Corporation (incorporated by reference to the Form 8-K filed by OMI Corporation on April 20, 2007) (3)

       5.2        ____  Credit Agreement, dated April 17, 2007, among HSH
                        Nordbank AG, Danske Bank A/S and TORM (incorporated by reference to the Schedule TO Amendment No. 2 filed by Teekay Corporation, TORM, Teekay Acquisition Holdings LLC and Omaha, Inc. on May 18, 2007) (3)

       5.3        ____  Joint Venture Agreement, dated as of April 17, 2007, among Teekay, Teekay Acquisition Holdings LLC and TORM (incorporated by reference to the Schedule TO filed by Teekay Corporation, TORM, Teekay Acquisition Holdings LLC and Omaha, Inc. on April 27, 2007) (3)

       8.1        ____  List of the Company's subsidiaries (2)

      12.1        ____  Rule 13a-14(a)/15d-14(a) Certification of the Company's
                        Chief Executive Officer and Acting Chief Financial
                        Officer

      12.1        ____  Certification of the Company's Chief Executive Officer
                        and Acting Chief Financial Officer pursuant to 18 U.S.C.
                        Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)   Incorporated by reference from 6-K filed on May 1, 2007.

(2) Incorporated by reference from exhibit of same number to Registration Statement on Form 20-F, filed February 27, 2002 (File No. 000-49650).

(3) This agreement has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about the filing persons. Such information can be found elsewhere in public filings these entities make, including such filings made with the Securities and Exchange Commission which are available without charge at www.sec.gov. This agreement may contain representations and warranties by the filing persons and the other parties to the agreement. The representations and warranties reflect negotiations between the parties to the agreement and, in certain cases, merely represent allocation decisions among the parties and may not be statements of fact. As such, the representations and warranties are solely for the benefit of the parties to the agreement and may be limited or modified by a variety of factors, including: subsequent events; information included in public filings; disclosures made during negotiations; correspondence between the parties; and disclosure schedules to the agreement. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time and you should not rely on them as statements of fact.

                                   SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

                                        AKTIESELSKABET DAMPSKIBSSELSKABET TORM

                                           By: /s/ Klaus Kjaerulff
                                               -----------------------
                                               Name:  Klaus Kjaerulff
                                               Title: Chief Executive Officer
Date: June 25, 2007

SK 03810 0001 778862 v4