Form 20-F
AS STEAMSHIP CO TORM
filed 2008-06-25
CIK 1168351

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REPORT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

A/S STEAMSHIP COMPANY TORM
(Translation of Registrant’s name into English)

Kingdom of Denmark
(Jurisdiction of incorporation or organization)

Tuborg Havnevej 18, DK-2900 Hellerup, Denmark
(Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act.

Title of each class	Name of each exchange
on which registered

NONE

Securities registered or to be registered pursuant to section 12(g) of the Act.

Common Shares, par value 5 Danish Kroner per share,*
American Depository Shares (as evidenced by American Depository Receipts), each representing one (1) Common Share.

(Title of class)

* Not for trading, but only in connection with the registration of American Depository Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE
(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

72,800,000 common shares, par value 5 Danish Kroner per share.

Indicate by check mark if the registrant is well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	X	No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	No	X

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	X	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer (Do not check if a smaller reporting company) ☐	Smaller reporting company ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

X	Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No	X

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes	No

The Company “Aktieselskabet Dampskibsselskabet Torm” is referred to as “TORM” in this Annual Report.

TABLE OF CONTENTS

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

Torm desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words “anticipate,” “believe,” “expect,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these assumptions and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the shipping market, including the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in regulatory requirements affecting vessel operating including requirements for double hull tankers, changes in  TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, changes in the price of our capital investments, such as the NORDEN shares, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by us with the Securities and Exchange Commission, or the SEC.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

Please note:  Throughout this report, the “Company,” “we,” “us” and “our” all refer to TORM and its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Unless otherwise indicated, all references to “dollars,” “USD” and “$” in this report are to, and amounts are presented in, U.S. dollars.

A.	Selected Financial Data

The following table sets forth our selected consolidated financial data for each of the periods indicated. The selected consolidated financial data should be read in conjunction with “Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto, all included elsewhere within this document.

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

	For the year ended December 31

	2003(1)	2004(1)	2005	2006	2007
	(in thousands of USD except for per share information)
IFRS financial data Consolidated income statement Data:
Revenue		442,600	585,611	603,717	818,773
Port expenses, bunkers and commissions		(83,769)	(124,968)	(148,943)	(176,702)
Freight and bunkers derivatives		(9,280)	3,194	620	2,894
Time charter equivalent earnings		349,551	463,837	455,394	644,965
Charter hire		(59,592)	(82,139)	(106,329)	(160,207)
Operating expenses		(49,791)	(66,744)	(77,624)	(127,140)
Gross profit (Net earnings from shipping activities)		240,168	314,954	271,441	357,618
Profit from sale of vessels		0	54,731	54,362	0
Administrative expenses		(38,637)	(31,176)	(34,594)	(68,743)
Other operating income		13,139	12,570	9,839	14,787
Depreciation and impairment losses		(35,181)	(47,894)	(58,915)	(98,681)
Operating profit		179,489	303,185	242,133	204,981
Financial income		42,788	26,004	39,473	677,451
Financial expenses		(16,949)	(29,822)	(40,520)	(78,210)
Profit before tax		205,328	299,367	241,086	804,222
Tax expenses		(18,715)	(4)	(6,574)	(12,545)
Net profit for the year		186,613	299,363	234,512	791,677

Balance sheet data (as of end of period):
Total assets (3)		1,239,562	1,810,138	2,089,019	2,966,562
Non-current liabilities		406,545	783,648	701,852	968,385
Equity/net assets		715,407	904,651	1,280,846	1,081,230
Common shares		61,098	61,098	61,098	61,098
No. of shares outstanding (2) (4)		72,800,000	72,800,000	72,800,000	72,800,000

Other financial data (2)
Dividends declared per share DKK		7.5	11.5	5.8	4.5
Dividends declared per share USD (5)		1.4	1.8	1.0	0.9
Earnings per share – basic		2.7	4.3	3.4	11.4
Earnings per share – diluted		2.6	4.3	3.4	11.4

1.
Effective January 1, 2005, we have changed the accounting policies used in preparing our financial statements from Danish GAAP to IFRS and changed our reporting currency from DKK to USD. In accordance with the SEC reporting requirements for first-time application of IFRS, we present the comparative financial information only for the fiscal years ended December 31, 2004, December 31, 2005 and December 31, 2006.  Comparative financial information prepared in accordance with IFRS data is not provided for the year ended December 31, 2003.

2.
In May 2007 we made a 2:1 stock split of the Company’s ordinary shares, nominal value DKK 10 into ordinary shares of nominal value DKK 5. The stock split was carried out on the Copenhagen Stock Exchange on May 23, 2007, and the split was carried out on NASDAQ on May 23, 2007 in relation to the Company’s American Depository Shares with a record date of May 23, 2007 and a distribution date of May 31, 2007. After the stock split the Company’s common shares consist of 72.8 million shares in denomination of DKK 5 per share. The comparative figures are restated to reflect the stock split.

3.
Total assets for each period include bonds that serve as collateral for certain of our borrowings. This amount was USD 0 million as of December 31, 2007; USD 0 million as of December 31, 2006; USD 0 million as of December 31, 2005; and USD 10 million as of December 31, 2004.

4.
Shares outstanding as of December 31, 2007 include 3,556,364 shares that we purchased and hold as own shares, reflected in shareholders’ equity. As of December 31, 2006 we held 3,556,364 own shares; as of December 31, 2005 we held 3,116,944 own shares; and as of December 31, 2004 we held 3,133,224 own shares. Comparative figures have been restated in accordance with the stock split in May 2007.

5.	Dividends are converted to U.S. dollars based on the historical exchange rate at year-end for the year in question.

Exchange Rate Information

The following table shows, for the five most recent financial years, certain information regarding the exchange rate between the Danish Kroner and the U.S. dollar, based on the noon buying rate in New York City for cable transfers of DKK as certified for customs purposes by the Federal Reserve Bank of New York, expressed in DKK per U.S. dollar. These rates may differ from the actual rates used in the preparation of our financial statements and other financial information appearing in this report.

	DKK per U.S. dollar
	High	Low	Average (1)	Period End
Year ended December 31,
2003	7.1684	5.9150	6.5774	5.9150
2004	6.3115	5.4596	5.9891	5.4940
2005	6.3891	5.5161	5.9953	6.2985
2006	6.2888	5.5948	5.9422	5.6479
2007	5.7756	5.0172	5.4436	5.1046
____________

(1)       The average of the exchange rates on the last business day of each month during the relevant period.

	DKK per U.S. dollar
	High	Low
Month ended
November 30, 2007	5.1633	5.0172
December 31, 2007	5.2020	5.0507
January 31, 2008	5.1129	5.0025
February 29, 2008	5.1412	4.9054
March 31, 2008	4.9028	4.7178
April 30, 2008	4.7933	4.6605
On April 30, 2008, the exchange rate between the Danish Kroner and the U.S. dollar was 4.7933.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our American Depository Shares or ADSs. Any of the risk factors could materially and adversely affect our business, financial condition or operating results and the trading price of our ADSs.

Additional risks and uncertainties that we are not aware of or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity or results of operation.

Industry Specific Risk Factors

The product tanker and dry bulk carrier sectors are cyclical and volatile, and this may lead to reductions and volatility in our charter rates when we re-charter our vessels, vessel values and results of operations

The dry bulk carrier and product tanker sectors are cyclical with volatility in charterhire rates and industry profitability. The degree of charterhire rate volatility among different types of dry bulk carriers and product tankers has varied widely. The charter rates for dry bulk carriers and especially for product tankers remain near historically high levels.  If we enter into a charter when charterhire rates are low, our revenues and earnings will be adversely affected.  In addition, a decline in charterhire rates likely will cause the value of our vessels to decline.  We cannot assure you that we will be able to successfully charter our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably, meet our obligations or pay dividends to our shareholders. The factors affecting the supply and demand for dry bulk carriers and product tankers are outside of our control and are unpredictable.  The nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for seaborne transportation of cargo include:

•	demand for and production of dry bulk products, crude oil and refined petroleum products;

•	the distance cargo is to be moved by sea;

•	changes in oil production and refining capacity;

•	global and regional economic and political conditions;

•	environmental and other regulatory developments; and

•
changes in seaborne and other transportation patterns, including changes in the distances over which cargo is transported due to geographic changes in where commodities are produced, oil is refined and cargoes are used.

The factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	vessel casualties;

•	price of steel;

•	number of vessels that are out of service;

•	changes in environmental and other regulations that may limit the useful life of vessels; and

•	port or canal congestion.

We anticipate that the future demand for our vessels will be dependent upon continued economic growth in the world’s economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the world’s dry bulk carrier and product tanker fleets, and the sources and supply of cargo to be transported by sea.  If the global vessel capacity increases in the shipping sectors in which we operate, but the demand for vessel capacity in these sectors does not increase or increases at a slower rate, the charter rates paid for our vessels could materially decline.  Adverse economic, political, social or other developments could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends.

Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels, which may adversely affect our earnings

The fair market value of vessels may increase and decrease depending on, but not limited to, the following factors:

•	general economic and market conditions affecting the shipping industry;

•	competition from other shipping companies;

•	types and sizes of vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	shipyard capacity;

•	governmental or other regulations;

•	age of vessels;

•	prevailing level of charter rates; and

•	technological advances.

If we sell any of our tankers or dry bulk carriers at a time when vessel prices have fallen, the sale may be at less than the vessel’s carrying amount on our financial statements, with the result that we shall incur a loss and a reduction in earnings.

The international seaborne transportation industry has experienced historically high charter rates in the recent past and there can be no assurance that these historically high charter rates will be sustained, which will affect future earnings

The industry’s current rates are at levels that remain high relative to historic levels in certain sectors. Charter rates for drybulk carriers, tankers and containers reached historically high levels at different times during the period between late 2004 and mid-2005 but declined in certain sectors significantly from these levels. Charter rates for drybulk carriers have increased in the second quarter of 2007 and are currently near historically high levels while charter rates for container vessels and tankers are below their historically high levels reached during the period between late 2004 and mid 2005. The decline, although significant in certain sectors, was to levels that remain high relative to historic levels. We anticipate that future demand for our vessels, and in turn our future charter rates, will be dependent upon continued economic growth in the world’s economy as well as seasonal and regional changes in demand and changes in the capacity of the world’s fleet. There can be no assurance that economic growth will not stagnate or decline leading to a decrease in charter rates. We also cannot assure you that we will be able to successfully charter our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably or meet our obligations. A decline in charter rates or a failure to successfully charter our vessels could have a material adverse effect on our business, financial condition, results of operation and ability to pay dividends.

An over-supply of drybulk carrier and tanker capacity may lead to reductions in charter hire rates and profitability

The market supply of drybulk carriers has been increasing to respond to increased demand for transportation of drybulk cargoes, and the number of drybulk carriers on order is near historic highs. The market supply of tankers is affected by a number of factors such as demand for energy resources, oil, and petroleum products, waiting days in ports, as well as strong overall economic growth in parts of the world economy. Furthermore, the extension of refinery capacity in India and the Middle East up to 2011 will exceed the immediate consumption in these areas, and an increase in exports of refined oil products is expected as a result.  Factors that tend to decrease tanker supply include the conversion of tankers to non-tanker purposes and the phasing out of single-hull tankers due to legislation and environmental concerns. We believe shipyards are expected to operate more or less at full capacity with their present orderbooks for both drybulk carriers and tankers. An over-supply of drybulk carrier or tanker capacity may result in a reduction of charter hire rates. If a reduction occurs, upon the expiration or termination of our vessels’ current charters, we may only be able to recharter our vessels at reduced or unprofitable rates or we may not be able to charter these vessels at all.

Our operating results from our fleet are subject to seasonal fluctuations, which may adversely affect our operating results in a given financial period

Our fleet consists of dry bulk carriers and product tankers. We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The dry bulk sector is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. As a result, we expect our dry bulk revenues to be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, we expect our revenues to be stronger in fiscal quarters ended December 31 and March 31. The tanker sector is typically stronger in the fall and winter months in anticipation of increased consumption of oil and petroleum products in the northern hemisphere during the winter months. As a result, our revenues from our tankers may be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, revenues may be stronger in fiscal quarters ended December 31 and March 31. This seasonality could materially affect our operating results and cash available for dividends in  a given financial period.

World events could adversely affect our results of operations and financial condition

Terrorist attacks such as the attacks on the United States on September 11, 2001, the bombings in Spain on March 11, 2004 and in London on July 7, 2005 and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks in the United States and elsewhere, continue to cause uncertainty in the world financial markets and may affect our business, operating results and financial condition.  The continuing conflict in Iraq may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain any additional financing or, if we are able to obtain additional financing, to do so on terms favorable to us.  In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Any of these occurrences could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends.

Our vessels may be damaged due to the inherent operational risks of the seaborne transportation industry and we may experience unexpected dry-docking costs, which may adversely affect our business and financial condition

Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting. If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at dry-docking facilities is sometimes limited and not all dry-docking facilities are conveniently located. We may be unable to find space at a suitable dry-docking facility or our vessels may be forced to travel to a dry-docking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to steam to more distant dry-docking facilities would decrease our earnings.

The  drybulk carrier and tanker operations involve certain unique operational risks

The operation of drybulk carriers has certain unique operational risks. With a drybulk carrier, the cargo itself and its interaction with the ship can be a risk factor. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the drybulk carrier. Drybulk carriers damaged due to treatment during unloading procedures may be more susceptible to a breach to the sea. Hull breaches in drybulk carriers may lead to the flooding of their holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the drybulk carrier’s bulkheads leading to the loss of the drybulk carrier.

The operation of tankers has unique operational risks associated with the transportation of oil.  An oil spill may cause significant environmental damage, and a catastrophic spill could exceed the insurance coverage available.  Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.

If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, results of operations and ability to pay dividends. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to:

•	the U.S. Oil Pollution Act of 1990, or OPA;

•	the International Convention on Civil Liability for Oil Pollution Damage of 1969;

•	the International Convention for the Prevention of Pollution from Ships;

•	the International Maritime Organization, or IMO, International Convention for the Prevention of Marine Pollution of 1973;

•	the IMO International Convention for the Safety of Life at Sea of 1974;

•	the International Convention on Load Lines of 1966; and

•	the U.S. Marine Transportation Security Act of 2002.

Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends.

We are subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage  and may result in a denial of access to, or detention in, certain ports

The operation of our vessels is affected by the requirements set forth in the IMO, International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code.  The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies.  The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.  As of the date of this annual report, each of our vessels is ISM code-certified.

Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. Our vessels are currently enrolled with the American Bureau of Shipping, Lloyd’s Register of Shipping or Det Norske Veritas, each of which is a member of the International Association of Classification Societies.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to three years for inspection of the underwater parts of such vessel.

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

Company Specific Risk Factors

Servicing our debt limits funds available for other purposes and, if we cannot service our debt, we may lose some or all of our vessels, restricting our ability to conduct our business

We must dedicate a large part of our cash flow to paying principal and interest on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes. Our debt level also makes us vulnerable to economic downturns and adverse developments in our business.  If we expand our fleet, we will need to take on additional debt, which would increase our ratio of debt to equity. Our inability to service debt could also lead to acceleration of our debt and the foreclosure of all or a portion of our fleet.

Certain of our loan agreements contain restrictive covenants, which may limit our liquidity and corporate activities and prevent proper service of debt, which could result in the loss of our vessels.

Some loan agreements impose operating and financial restrictions upon us. These restrictions may limit our ability to:

•	engage in mergers or acquisitions;

•	change the management of our vessels or terminate or materially amend the management agreement relating to each vessel; and

we may need permission from our lenders in order for us to engage in some corporate actions. Our lenders’ interests may be different from ours and we cannot guarantee that we will be able to obtain our lenders’ permission when needed. This may prevent us from taking actions that are in our best interest.

Our earnings may be adversely affected if we do not successfully employ our vessels on time charters, in pools or take advantage of the current spot market

We employ the majority of our vessels on spot voyage charters or short-term time charters. Our operating results will therefore depend on the prevailing charter rates in a given time period. Charter rates are based in part on supply and demand and are extremely competitive. Significant fluctuations in charter rates will result in significant fluctuations in the utilization of our vessels and our profitability. Although we charter out some of our vessels on long-term time charters when we want to lock in favorable charter rates and generate predictable revenue streams, our vessels that are committed to time charters may not be available for spot voyages during an upswing in the shipping industry, when spot voyages might be more profitable. We are impacted by any increase or decrease in market rates. If rates were to decrease significantly, we may not utilize our fleet fully and our earnings could be adversely impacted.

We may be unable to attract and retain key management personnel and other employees in the bulk and tanker industries, which may negatively affect the effectiveness of our management and our results of operations

Our management personnel make key decisions to maximize our revenue and earnings in this highly volatile and cyclical industry. Our success will depend, in part, on our ability to hire and retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining qualified personnel could adversely affect our results of operations. We do not maintain “key man” life insurance on any of our officers.

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

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of December 31, 2007, our fleet of owned vessels included six tankers more than 10 years of age. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine and hull technology. After vessels reach 15 years of age, the majority of charterers and oil companies may impose restrictions on vessels that make it more difficult to trade the vessels with optimal flexibility. In addition, these older vessels must meet certain hull thickness tests. Furthermore, cargo insurance rates increase for vessels over 15 years of age, making them less desirable to charterers. We, however, consider a useful lifetime of 25 years to be the best estimate of the economic lifetime of a vessel.

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

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our vessels.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings

A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels may negatively impact our business, financial condition, results of operations and ability to pay dividends.

Our operations expose us to global risks that may interfere with the operation of our vessels

We are an international company and conduct our operations globally. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and West Africa. Terrorist attacks such as the attacks on the United States on September 11, 2001 and the United States’ continuing response to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world commercial markets, including the energy markets. The recent conflict in Iraq may lead to additional acts of terrorism, armed conflict and civil disturbance around the world, which may contribute to further instability, including in the oil markets.  The likelihood of acts of terrorism in the Middle East region and Southeast Asia may increase as shown by the attempted attacks on the Basra Oil Terminal in April 2004 and the attacks on employees of Exxon in Yanbu, Saudi Arabia, in early May 2004, and our vessels trading in those areas may face a higher risk of being attacked. Future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance.

An economic slowdown in the Asia Pacific region could have a material adverse effect on our business, financial position and results of operations

A significant number of the port calls made by our vessels involves, or will involve, the loading or discharging of raw materials in ports in the Asia Pacific region.  As a result, a negative change in economic conditions in any Asia Pacific country, but particularly in China, may have an adverse effect on our business, financial position and results of operations, as well as our future prospects. In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand.  We cannot assure you that such growth will be sustained or that the Chinese economy will not experience negative growth in the future.  Moreover, any slowdown in the economies of the United States, the European Union or certain Asian countries may adversely affect economic growth in China and elsewhere.  Our business, financial position, results of operations, ability to pay dividends as well as our future prospects will likely be materially and adversely affected by an economic downturn in any of these countries.

Because we generate nearly all of our revenues in U.S. dollars, but incur some of our expenses in Danish Kroner and other currencies, exchange rate fluctuations could hurt our results of operations

In 2007, we generated nearly all of our revenues in U.S. dollars but incurred approximately 85% of our expenses in U.S dollars and approximately 13% was incurred in Danish Kroner. A change in exchange rates could lead to fluctuations in our reported net income.

Interest rate fluctuations may significantly affect our loan payments, which could adversely affect our financial condition

As of December 31, 2007, 92% of our loans bore interest at floating rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders. As of December 31, 2007, we had entered into interest swap agreements expiring between 2008 and 2012 for approximately 23% of the then outstanding principal amounts of our loans, that may mitigate some of our exposure to the risk of rising interest rates. However, increases in interest rates will increase our payments under loans not covered by caps of the interest rates of our loans and swap agreements and may negatively affect our earnings and cash flow.

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

There may be no active public market for you to resell our ADSs

The price of our ADSs may be volatile, and may fluctuate due to factors such as:

•	actual or anticipated fluctuations in our financial results;

•	mergers and strategic alliances in the shipping industry;

•	market conditions in the industry;

•	changes in government regulation;

•	fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;

•	shortfalls in our operating results from levels forecast by securities analysts;

•	announcements concerning us or our competitors; and

•	the general state of the securities market.

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

Holders of ADSs may experience delays in receiving information and materials not experienced by  our common shareholders

The ADSs are securities that have been issued by a depository with whom we have deposited our common shares. The depository is responsible for distributing notices and voting materials to holders of the ADSs. If there is any delay in such distributions on the part of the depository, you may not receive such dividends or materials concurrently with holders of our common shares in Denmark, and may not receive such materials in time for you to instruct the depository to vote.

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

We expect that our Danish subsidiaries will qualify for tax exemption under the tax treaty between the United States and Denmark.  However, our non-Danish subsidiaries may not qualify for exemption under Section 883 for the 2007 taxable year unless we are able to obtain certain certifications from our shareholders.  As of the date of this filing, we have not been able to obtain these certifications, although we intend to continue our efforts.  If we are unable to obtain these certifications, our non-Danish subsidiaries would be subject to United States federal income tax on our United States source income derived during our 2007 taxable year. We can give no assurances on our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% United States federal income tax on our U.S. source shipping income. The imposition of this taxation could have a negative effect on our business.

U.S. tax authorities could treat us as a ‘‘passive foreign investment company,’’ which could have adverse U.S. federal income tax consequences to U.S. holders

A foreign corporation will be treated as a ‘‘passive foreign investment company,’’ or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of ‘‘passive income’’ or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of ‘‘passive income.’’ For purposes of these tests, ‘‘passive income’’ includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute ‘‘passive income.’’ U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute ‘‘passive income,’’ and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

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

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under ‘‘Tax Considerations—U.S. Federal Income Taxation of U.S. Holders’’), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of our common stock. See ‘‘Tax Considerations—U.S. Federal Income Taxation of U.S. Holders’’ for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

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

Our primary capital expenditures are in connection with the acquisitions of vessels. For the past several years, we have been acquiring new vessels and disposing of older vessels in our fleet to ensure compliance with the safety requirements of the International Maritime Organization, or the IMO. During the period 2005 to 2007, we entered into contracts to purchase 28 additional vessels under construction, or newbuildings, and secondhand vessels, for a total cost of approximately USD 1.5 billion and have sold 10.5 vessels for aggregate proceeds of approximately USD 274 million. As of April 30, 2008, we have taken delivery of 23 vessels under this investment program and expect to take delivery of the remaining 21 vessels between 2008 and 2011, representing a total outstanding investment of approximately USD 1.0 billion.

In April 2007, TORM acquired the U.S. shipping company OMI Corporation located in Stamford, Connecticut in collaboration with Teekay Shipping Corporation. TORM took over a total of 26 product tankers, 11 of which are MR tankers, 13 Handysize tankers and two are LR1 tankers.

B.	Business Overview

The Fleet

As of December 31, 2007, our fleet of owned vessels consisted of 56 product tankers and six dry bulk carriers. The total tonnage of those vessels is approximately 3,860,150 dwt. In addition, we chartered 14 product tankers and eight dry bulk carriers and commercially managed approximately 46 vessels for third-party owners and charterers.

For an overview of our fleet please refer to Item 4D and for details of our investment activities please refer to Item 5A.

Our product tanker division is primarily engaged in the transportation of refined oil products such as gasoline, jet fuel, naphtha and gas oil. We own and operate four sizes of product carriers and, secondarily, a small part of the tanker division is engaged in the transportation of crude oil. The largest vessels are Aframax tankers of approximately 100,000 to 105,000 dwt, that primarily transport naphtha between the Arabian Gulf and Japan and other East Asiatic countries. The second largest vessels are Panamax tankers, which are tankers of approximately 80,000 to 85,000 dwt. The third largest vessels are Handymax product tankers of approximately 40,000 to 50,000 dwt. Finally we operate Handysize product tankers of up to 40,000 dwt. Panamax, Handymax and Handysize product tankers operate in the above mentioned areas and in the U.S., Africa, Europe and the Caribbean.

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

Each of our vessel categories generates gross profits (net earnings from shipping activities) by operating owned and chartered in vessels. Over the last three financial years the contribution to net earnings from shipping activities per division has been as follows:

Division	22005	22006	22007
Product Tankers	567%	684%	679%
Dry Bulk Vessels	433%	316%	316%
Not allocated*	00%	00%	55%

* Not allocated includes the activity that TORM owns in a 50/50 joint venture with Teekay.

Please refer to Item 5A for a description of revenue and gross profit per division.

Product Tanker Pooling Arrangements

We employ a significant part (approx. 68%) of our owned and chartered product tankers in three pooling arrangements, the LR2 Pool, the LR1 Pool and the MR Pool, along with vessels from several other shipping companies. The manager of each pool has the responsibility for the commercial management of the participating vessels, including the marketing, chartering, operation and bunker (fuel oil) purchase of the vessels. Each pool is administered by a pool board, which is comprised of representatives of each pool participant. The pool boards set the pools’ policies and issue directives to the pool managers. The pool participants remain responsible for all other costs including the financing, insurance, manning and technical management of their vessels. The earnings of all of the vessels are aggregated and divided according to the relative performance capabilities of the vessel and the actual earning days each vessel is available. Please refer to Note 1 to our consolidated financial statements contained herein for further details relating to the treatment of income from pools.

The LR2 Pool

As of December 31, 2007, the LR2 Pool was comprised of 24 Aframax tankers that are all double-hull and mainly trade clean petroleum products. The commercial management is carried out via the limited partnership LR2 Management K/S, in which Long Range 2 A/S, a Danish corporation, is the general partner. We own 50% of all issued and outstanding voting stock of Long Range 2 A/S and a 50% interest in LR 2 Management K/S. Maersk Tankers, one of the pool participants, also owns a 50% interest in both entities. The other participants in this pool are Primorsk Shipping Corporation and Rederi AB Gotland. Eleven of our owned and chartered vessels participated in this pool. We have also contracted to add our three newbuildings to the pool in 2008 and 2009 when the vessels are delivered from the shipbuilding yard. The LR2 pool has also time chartered in one vessel, the charter of which is expected to end in 2010. If a participant wants to sell one of its vessels in the pool, it must give notice to the pool board two months in advance of such sale, and six months’ notice is required for a participant to withdraw all of its vessels from the pool.  Reederei “Nord” Klaus E. Oldendorff Ltd withdrew their two vessels in the LR2 pool in October and November 2007.

The LR1 Pool

As of December 31, 2007, the LR1 Pool consisted of 42 Panamax tankers, and we serve as the sole manager of the pool. The other participants in this pool are BW Shipping Managers Pte. Ltd, Difko A/S, Marinvest Shipping AB, Waterfront Shipping AS, Mitsui OSK Lines Ltd., Nordic Tankers A/S, Reederei “Nord” Klaus E. Oldendorff Ltd., and Rederiaktiebolaget Gotland. As of December 31, 2007, 16 of our owned and chartered vessels participated in this pool. If a participant wants to sell one of its vessels or withdraw all of them from the pool, it must give three months’ advance notice to the pool board.  No such notice has been given from any partner from January 1, 2007 to April 30, 2008.

The MR Pool

The MR Pool is a pooling arrangement we have entered into with Primorsk Shipping Corporation., Sanmar Shipping Ltd. and Rederiaktiebolaget Gotland for the pooling of 23 Handymax product tankers as of December 31, 2007. We serve as the sole manager of the MR Pool. As of December 31, 2007, 17 of our vessels participated in this pool. If a participant wants to sell one of its vessels in the pool, it must give notice to the pool board three months in advance of such sale, and six months’ notice is required for a participant to withdraw all of its vessels from the pool.  No such notice has been given from any partner from January 1, 2007 to April 30, 2008.

Dry Bulk Vessel Operation

We operate Panamax size vessels in our Bulk Division. We operate our Panamax vessels ourselves.

Our investment in Dampskibsselskabet Norden A/S (“NORDEN”)

In the summer of 2002, TORM acquired a share holding in NORDEN and subsequently launched a public offer on the Copenhagen Stock Exchange for the remainder of NORDEN’s shares. After the offer, TORM owned 727,803 shares representing 33% - excluding NORDEN’s own shares - acquired at a price of DKK 361 per share for a total investment of DKK 263 million. In 2005 and 2006 we acquired a small portion of additional shares. As of December 31, 2006, we were NORDEN’s single largest shareholder with 34.7% of NORDEN's outstanding shares, excluding own shares.

NORDEN, founded in 1871, is a Danish-based shipping company listed on the Copenhagen Stock Exchange. NORDEN’s focus is on tankers and bulk carriers. As of December 31, 2006, NORDEN operated approximately 153 vessels through a mix of owned and chartered tonnage.

Despite the fact that the goal of acquiring NORDEN - to create one shipping company combining TORM’s tanker activities with NORDEN’s strength in bulk markets - was not realized, we nonetheless retained the shareholding in NORDEN. This was done not only with the aim of making a merger possible in the longer term, but also in view of the investment potential.

TORM disposed of the shareholding in NORDEN on 31 March 2007. The shares were sold through a book-building offer at a total price of DKK 3,940 million (USD 704 million). TORM’s gain on the investment in NORDEN was DKK 3,599 million (USD 643 million), while the total return of the investment including dividends has been DKK 4,079 million (USD 725 million). The appreciation in the value of the investment since December 31, 2006 is DKK 354 million (USD 71 million).

The Industry - Tankers

The international product tanker industry provides seaborne transportation of refined petroleum products for the oil market. According to industry sources (Marsoft), tankers transported refined oil products corresponding to approximately 723 million tons annually in the fourth quarter of 2007 showing a 1.6% increase as compared to fourth quarter 2006. For 2007 as a whole, industry sources estimate that products trade increased by 3%. Ton-miles, which illustrates the total demand for capacity, is expected to increase by 5.6% in 2008 vs. 4.6% in 2007 (source: Fearnleys). However, it should be noted that the calculation of this figure is subject to considerable uncertainty. The two main types of operators that provide transportation services in the tanker market are:

•	major oil companies; and

•	independent shipowners.

They provide transportation services for end users such as:

•	oil companies;

•	oil traders;

•	petrochemical companies;

•	government agencies; and

•	power plants.

According to industry sources (Clarkson), the world tanker fleet above 10,000 dwt consists of approximately 4,586 vessels totaling 386 million dwt or 7.2% higher as of January 1, 2008 as compared to the year before. Oil companies own, or control through long-term time charters, approximately one third of the current world tanker capacity. Independent shipowners own or control the other two thirds. Oil companies use their fleets not only to transport their own oil products, but also to compete with the independent shipowners to transport oil products for others.

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

The industry identifies tankers as either product tankers or crude oil tankers on the basis of various factors including technical specifications and trading histories. Crude oil tankers carry crude oil and so-called “dirty” products such as fuel oils. Product tankers carry refined petroleum products such as gasoline, jet fuel, kerosene, naphtha and gas oil, which are often referred to as “clean” products.

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

Demand for oil tankers is related to the demand for oil and oil products and the distance between points of production and points of consumption. Demand for refined petroleum products is, in turn, affected by, among other things:

•	general economic conditions, which include increases and decreases in industrial production and transportation;

•	oil prices;

•	environmental issues or concerns;

•	climate;

•	competition from alternative energy sources; and

•	regulatory environment.

The supply of tanker capacity is a function of the number of tankers delivered to the fleet relative to the number of tankers permanently taken from service when they become technically or economically obsolete. Currently, it takes approximately 36 to 48 months from the time a building contract is entered into before a newbuilding is delivered. The average age of tankers removed from service currently ranges between 21 and 25 years. Other factors affecting the supply of tankers include:

•	the number of combined carriers, or vessels capable of carrying oil or dry bulk cargoes, carrying oil cargoes;

•	the number of newbuildings on order and being delivered;

•	the number of tankers in lay-up, which refers to vessels that are in storage, dry-docked, awaiting repairs or otherwise not available or out of commission; and

•	the number of tankers scrapped for obsolescence or subject to casualties;

•	prevailing and expected future charterhire rates;

•	costs of bunkers, fuel oil, and other operating costs;

•	the efficiency and age of the world tanker fleet;

•	current shipyard capacity; and

•	government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations.

Environmental laws and regulations are imposing requirements on vessels when they reach 25 years of age that reduce the amount of cargo they can carry or require that the vessel be configured in a different way. These requirements tend to impose costs on those older vessels and make operating them less economical.

The Industry – Dry Bulk Fleet

Overview

The dry bulk carrier industry is highly fragmented with many owners and operators of vessels, including proprietary owners who are large shippers of dry bulk cargo, state-controlled shipping companies and independent operators.

Dry bulk cargo consists of the major bulk commodities, which are coal, iron ore and grain, and the minor bulk commodities, which include steel products, forest products, agricultural products, bauxite and alumina, phosphates, petcoke, cement, sugar, salt, minerals, scrap metal and pig iron. Dry bulk carriers are generally single deck ships, which transport unpacked cargo, which is poured, tipped or placed through hatchways into the hold of the ships.

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

According to industry sources (Clarkson), the world bulk carrier fleet consists of approximately 6,689 vessels as of January 1, 2008.

Vessel Types

Vessels utilized in the carriage of major bulk cargoes are generally classified into three categories, based on carrying capacity:

•
Handysize dry bulk carriers (20,000 to 30,000 dwt). Unlike most larger dry bulk carriers, Handysize dry bulk carriers are equipped with cargo gear such as cranes. This type of vessel is well suited for transporting both major and minor bulk commodities to ports around the world that may have draft restrictions or are not equipped with gear for loading or discharging of cargo.

•
Panamax dry bulk carriers (60,000 to 80,000 dwt). Panamax dry bulk carriers are designed with the maximum width, length and draft that will allow them to transit fully laden through the Panama Canal. Panamax vessels are primarily used in the transport of major bulks such as grain and coal, along with some minor bulks like phosphate, petcoke and salt.

•
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

Set forth below are some of the characteristics of the principal cargoes carried by dry bulk carriers.

•	Coal. The two categories comprising this segment are steam (or thermal) coal, which is used by power utilities, and coking (or metallurgical) coal, which is used by steelmakers. Steam coal is primarily transported from Australia, South Africa and the United States to Europe and Japan. Coking coal is primarily transported from Australia, the United States and Canada to Europe and Japan.

•	Iron Ore. Iron ore is primarily transported from Brazil and Australia to China, Europe and Japan. The majority of iron ore shipments is carried by Capesize dry bulk carriers.

•
Grain. The grain trade includes wheat, wheat flour, coarse grains (corn and barley), soybeans and soybean meal. Although the annual volume of the grain trade is subject to political factors and weather conditions, shipments have remained relatively stable over the past five years. Grain is primarily transported from the United States, Canada, Europe, Australia and Argentina to the Far East, Latin America and Africa. Handymax and Panamax vessels carry approximately 90% of the international seaborne bulk trade while Capesize vessels transport the remainder.

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

Supply of Dry Bulk Carriers

The size of the world's dry bulk carrier fleet changes as a result of newbuildings and scrapping or loss of vessels. The general trend in the development of the bulk market has always been closely linked to the state of the world economy. The economic downturn in Asia in the late 1990’s led to sharp falls in cargo volumes, and therefore rates, whereas the subsequent recovery has likewise acted to boost the sector with rates recovering to above those prevailing prior to the crisis. In the period 2003 to 2006 the dry bulk market reached historically high levels and the charter rates, although volatile, have remained relatively high compared to the historical averages due, among other, to a strong demand from China for iron ore, coupled with a relatively low level of newbuilding deliveries and a relatively low global newbuilding order book in the bulk market. The level of expected newbuildings in the dry bulk sector in the forthcoming years remains at a relatively low level due to the preference by the major shipyards for building container and tanker vessels that in recent years have been more profitable to the shipyards.

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

Most of our tanker vessels operate in pools. Within each pool, a vessel may be time chartered out by the pool manager, but the charterhire is divided among all of the vessels in the pool and therefore does not provide us with the steady income normally associated with time charters. Each pool manager will determine the number of vessels to be time chartered depending on charterhire rates and pool board strategy. Vessels in our pools that are not time chartered generally trade in the spot market. However, the pools do enter into contracts of affreightment, which provide a guaranteed fixed income over a period of time.

Management of the Fleet

We provide the operations, chartering, technical support, shipyard supervision, insurance and financing management services necessary to support our fleet. Our chartering staff, as well as our fleet's management personnel, is mainly located in our head office in Copenhagen and at our office in Singapore. Our staff makes recommendations to our senior management regarding the chartering of our vessels, as well as identifying when opportunities arise to buy or sell a vessel. We also have offices in Manila, Tokyo, Kristiansand in Norway, Stamford, USA and Mumbai, India, but all decisions relating to the vessels we manage are made or approved in our offices in Copenhagen and Singapore.

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

Customers

We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. The majority of our customers are companies that operate in the oil industry. Two customers accounted for approximately 14% and 10%, respectively, of our consolidated revenue during 2007 and approximately 16% and 6% in 2006, respectively. No other customer accounted for more than 10% of our consolidated revenue during 2007 and 2006. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could have a material adverse effect on our business, financial condition and results of operations.

Environmental and Other Regulations

Government regulations and laws significantly affect the ownership and operation of our vessels, which consist of both tankers and dry bulk carriers.  We are subject to various international conventions, laws and regulations in force in the countries in which our vessels may operate or are registered.

A variety of government, quasi-governmental and private organizations subject our vessels to both scheduled and unscheduled inspections.  These organizations include the local port authorities, national authorities, harbor masters or equivalent, classification societies, relevant flag state and charterers, particularly terminal operators and oil companies.  Some of these entities require us to obtain permits, licenses and certificates for the operation of our vessels.  Our failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our fleet.

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry.  Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards.  We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations.  We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels.  In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

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

International Maritime Organization

The International Maritime Organization, or IMO (the United Nations agency for maritime safety and the prevention of pollution by ships), has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments, or the MARPOL Convention. The MARPOL Convention implements environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. These regulations, which have been implemented in many jurisdictions in which our vessels operate, provide, in part, that:

•	25-year old tankers must be of double-hull construction or of a mid-deck design with double-sided construction, unless:

(1)	they have wing tanks or double-bottom spaces not used for the carriage of oil that cover at least 30% of the length of the cargo tank section of the hull or bottom; or

(2)
they are capable of hydrostatically balanced loading (loading less cargo into a tanker so that in the event of a breach of the hull, water flows into the tanker, displacing oil upwards instead of into the sea);

•	30-year old tankers must be of double-hull construction or mid-deck design with double-sided construction; and

•	all tankers will be subject to enhanced inspections.

Also, under IMO regulations, a tanker must be of double-hull construction or a mid-deck design with double-sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

•	is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

•	commences a major conversion or has its keel laid on or after January 6, 1994; or

•	completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

Our vessels are also subject to regulatory requirements, including the phase-out of single hull tankers, imposed by the IMO. Effective September 2002, the IMO accelerated its existing timetable for the phase-out of single-hull oil tankers. At that time, these regulations required the phase-out of most single-hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether it has segregated ballast tanks.

Under the regulations, the flag state may allow for some newer single-hull ships registered in its country that conform to certain technical specifications to continue operating until the 25th anniversary of their delivery. Any port state, however, may deny entry of those single-hull tankers that are allowed to operate until their 25th anniversary to ports or offshore terminals. These regulations have been adopted by over 150 nations, including many of the jurisdictions in which our tankers operate.

As a result of the oil spill in November 2002 relating to the loss of the MT Prestige, which was owned by a company not affiliated with us, in December 2003, the Marine Environmental Protection Committee of the IMO, or MEPC, adopted an amendment to the MARPOL Convention, which became effective in April 2005. The amendment revised an existing regulation 13G accelerating the phase-out of single hull oil tankers and adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil. Under the revised regulation, single hull oil tankers were required to be phased out no later than April 5, 2005 or the anniversary of the date of delivery of the ship on the date or in the year specified in the following table:

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

Under the revised regulations, a flag state may permit continued operation of certain Category 2 or 3 tankers beyond the phase-out date set forth in the above schedule.  Under regulation 13G, the flag state may allow for some newer single hull oil tankers registered in its country that conform to certain technical specifications to continue operating until the earlier of the anniversary of the date of delivery of the vessel in 2015 or the 25th anniversary of their delivery.  Under regulation 13G and 13H, as described below, certain Category 2 and 3 tankers fitted with double bottoms or double sides may be allowed by the flag state to continue operations until their 25th anniversary of delivery.  Any port state, however, may deny entry of those single hull oil tankers that are allowed to operate under any of the flag state exemptions.

In October 2004, the MEPC adopted a unified interpretation of regulation 13G that clarified the delivery date for converted tankers.  Under the interpretation, where an oil tanker has undergone a major conversion that has resulted in the replacement of the fore-body, including the entire cargo carrying section, the major conversion completion date shall be deemed to be the date of delivery of the ship, provided that:

•	the oil tanker conversion was completed before July 6, 1996;

•
the conversion included the replacement of the entire cargo section and fore-body and the tanker complies with all the relevant provisions of MARPOL Convention applicable at the date of completion of the major conversion; and

•
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

Under regulation 13H, HGO means any of the following:

•	crude oils having a density at 15ºC higher than 900 kg/m3;

•	fuel oils having either a density at 15ºC higher than 900 kg/m3 or a kinematic viscosity at 50ºC higher than 180 mm2/s; or

•	bitumen, tar and their emulsions.

Under the regulation 13H, the flag state may allow continued operation of oil tankers of 5,000 dwt and above, carrying crude oil with a density at 15ºC higher than 900 kg/m3 but lower than 945 kg/m3, that conform to certain technical specifications and, in the opinion of such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship and provided that the continued operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.  The flag state may also allow continued operation of a single hull oil tanker of 600 dwt and above but less than 5,000 dwt, carrying HGO as cargo, if, in the opinion of such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, provided that the operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.

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

Any port state, however, can deny entry of single hull tankers carrying HGO that have been allowed to continue operation under the exemptions mentioned above into the ports or offshore terminals under its jurisdiction, or deny ship-to-ship transfer of HGO in areas under its jurisdiction except when this is necessary for the purpose of securing the safety of a ship or saving life at sea.

Revised Annex I to the MARPOL Convention entered into force in January 2007.  Revised Annex I incorporates various amendments adopted since the MARPOL Convention entered into force in 1983, including the amendments to regulation 13G (regulation 20 in the revised Annex) and regulation 13H (regulation 21 in the revised Annex).  Revised Annex I also imposes construction requirements for oil tankers delivered on or after January 1, 2010.  A further amendment to revised Annex I includes an amendment to the definition of heavy grade oil that will broaden the scope of regulation 21.  On August 1, 2007, regulation 12A (an amendment to Annex I) came into force requiring oil fuel tanks to be located inside the double hull in all ships with an aggregate oil fuel capacity of 600 m3 and above, which are delivered on or after August 1, 2010 including ships for which the building contract is entered into on or after August 1, 2007 or, in the absence of a contract, which keel is laid on or after February 1, 2008.

Air Emissions

In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004 and became effective May 19, 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We believe that all our vessels are currently compliant in all material respects with these regulations. Additional or new conventions, laws and regulations may be adopted that could adversely affect our business, cash flows, results of operations and financial condition.

In February 2007, the United States proposed a series of amendments to Annex VI regarding particulate matter, NOx and SOx emission standards.  The proposed emission program would reduce air pollution from ships by establishing a new tier of performance-based standards for diesel engines on all vessels and stringent emission requirements for ships that operate in coastal areas with air-quality problems.  On June 28, 2007, the World Shipping Council announced its support for these amendments.  If these amendments are implemented, we may incur costs to comply with the proposed standards.

Safety Requirements

The IMO has also adopted the International Convention for the Safety of Life at Sea, or SOLAS Convention, and the International Convention on Load Lines, 1966, or LL Convention, which impose a variety of standards to regulate design and operational features of ships. SOLAS Convention and LL Convention standards are revised periodically. We believe that all our vessels are in substantial compliance with SOLAS Convention and LL Convention standards.

Under Chapter IX of SOLAS, the requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO, also affect our operations. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. As required, we renew these documents of compliance and safety management certificates annually.

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

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. Additional or new conventions, laws and regulations may be adopted that could limit our ability to do business and that could have a material adverse effect on our business and results of operations.

Ballast Water Requirements

The IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping.

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for the implementation and enforcement of international maritime regulations for all ships granted the right to fly its flag. The “Shipping Industry Guidelines on Flag State Performance” evaluates flag states based on factors such as sufficiency of infrastructure, ratification of international maritime treaties, implementation and enforcement of international maritime regulations, supervision of surveys, casualty investigations and participation at IMO meetings.

Oil Pollution Liability

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses.  The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately 4.51 million SDR plus 631 SDR for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to 89.77 million SDR.  The exchange rate between SDRs and U.S. dollars was 0.622731 SDR per U.S. dollar on June 13, 2008]. The right to limit liability is forfeited under the International Convention on Civil Liability for Oil Pollution Damage where the spill is caused by the owner’s actual fault and under the 1992 Protocol where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance will cover the liability under the plan adopted by the IMO.

In 2005, the European Union adopted a directive on ship-source pollution, imposing criminal sanctions for intentional, reckless or negligent pollution discharges by ships.  The directive could result in criminal liability for pollution from vessels in waters of European countries that adopt implementing legislation.  Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

United States Requirements

In 1990, the United States Congress enacted OPA to establish an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, imposes liability for clean-up and natural resource damage from the release of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. These other damages are defined broadly to include:

•	natural resource damages and related assessment costs;

•	real and personal property damages;

•	net loss of taxes, royalties, rents, profits or earnings capacity;

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

•	loss of subsistence use of natural resources.

 OPA previously limited the liability of responsible parties to the greater of $1,200 per gross ton or $10.0 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). Amendments to OPA signed into law in July 2006 increased these limits on the liability of responsible parties to the greater of $1,900 per gross ton or $16.0 million per double hull tanker that is over 3,000 gross tons.  The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states that have enacted this type of legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for clean-up, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million.

These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party’s gross negligence or willful misconduct. These limits do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels call.

OPA requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the former OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. The U.S. Coast Guard has indicated that it expects to adopt regulations requiring evidence of financial responsibility in amounts that reflect the higher limits of liability imposed by the July 2006 amendments to OPA, as described above.  Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. We have provided such evidence and received certificates of financial responsibility from the U.S. Coast Guard for each of our vessels required to have one.

We insure each of our vessels with pollution liability insurance in the maximum commercially available amount of $1.0 billion. A catastrophic spill could exceed the insurance coverage available, which could have a material adverse effect on our business.

Under OPA, with certain limited exceptions, all newly-built or converted vessels operating in U.S. waters must be built with double hulls, and existing vessels that do not comply with the double hull requirement will be prohibited from trading in U.S. waters over a 20-year period (1995-2015) based on size, age and place of discharge, unless retrofitted with double-hulls. Notwithstanding the prohibition to trade schedule, the act currently permits existing single-hull and double-sided tankers to operate until the year 2015 if their operations within U.S. waters are limited to discharging at the Louisiana Offshore Oil Port or off-loading by lightering within authorized lightering zones more than 60 miles off-shore. Lightering is the process by which vessels at sea off-load their cargo to smaller vessels for ultimate delivery to the discharge port. The vessels in our current fleet are all of double hull construction.

Owners or operators of tankers operating in the waters of the United States must file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

•	address a worst-case scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a worst-case discharge;

•	describe crew training and drills; and

•	identify a qualified individual with full authority to implement removal actions.

We have obtained vessel response plans approved by the U.S. Coast Guard for our vessels operating in the waters of the United States. In addition, the U.S. Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances

In addition, the United States Clean Water Act prohibits the discharge of oil or hazardous substances in United States navigable waters and imposes strict liability in the form of penalties for unauthorized discharges.  The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA, discussed above.  The United States Environmental Protection Agency, or EPA, has exempted the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. ports from Clean Water Act permitting requirements.  However, on March 31, 2005, a U.S. District Court ruled that the EPA exceeded its authority in creating an exemption for ballast water.  On September 18, 2006, the court issued an order invalidating the exemption in EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing the EPA to develop a system for regulating all discharges from vessels by that date.  The EPA filed a notice of appeal of this decision and, if the EPA’s appeals are unsuccessful and the exemption is repealed, we may be subject to Clean Water Act permit requirements that could include ballast water treatment obligations that could increase the cost of operating in the United States.  For example, this could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.  On June 21, 2007, the EPA provided notice of its intention to develop a permit program for discharge of ballast water incidental to the normal operations of vessels and solicited comments.

The National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. NISA established a ballast water management program for ships entering U.S. waters. Under NISA, mid-ocean ballast water exchange is voluntary, except for ships heading to the Great Lakes, Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil. However, NISA’s exporting and record-keeping requirements are mandatory for vessels bound for any port in the United States. Although ballast water exchange is the primary means of compliance with the act’s guidelines, compliance can also be achieved through the retention of ballast water onboard the ship, or the use of environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. If the mid-ocean ballast exchange is made mandatory throughout the United States, or if water treatment requirements or options are instituted, the costs of compliance could increase for ocean carriers.

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

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas.  Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements.  The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these requirements. Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, based on the regulations that have been proposed to date, we believe that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required.

Several of our vessels currently carry cargoes to U.S. waters regularly and we believe that all of our vessels are suitable to meet OPA and other U.S. environmental requirements and that they would also qualify for trade if chartered to serve U.S. ports.

European Union Tanker Restrictions

In July 2003, in response to the m.t. Prestige oil spill in November 2002, the European Union adopted a regulation that accelerates the IMO single hull tanker phase-out timetable.  Under the regulation no oil tanker is allowed to operate under the flag of a EU member state, nor shall any oil tanker, irrespective of its flag, be allowed to enter into ports or offshore terminals under the jurisdiction of a EU member state after the anniversary of the date of delivery of the ship in the year specified in the following table, unless such tanker is a double hull oil tanker:

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

Category 2 – oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do comply with the protectively located segregated ballast tank requirements

2003 for ships delivered in 1975 or earlier
2004 for ships delivered in 1976
2005 for ships delivered in 1977
2006 for ships delivered in 1978 and 1979
2007 for ships delivered in 1980 and 1981
2008 for ships delivered in 1982
2009 for ships delivered in 1983
2010 for ships delivered in 1984 or later

and
Category 3 – oil tankers of 5,000 dwt and above but less than the tonnage specified for Category 1 and 2 tankers.

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

The European Union, following the lead of certain European Union nations such as Italy and Spain, as of October 2003, has also banned all single hull tankers of 600 dwt and above carrying HGO, regardless of flag, from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction.  Since 2005, certain single hull tankers above 15 years of age have been restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction.

The European Union has also adopted legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six-month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies.  It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there has been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate (ISSC) from a recognized security organization approved by the vessel’s flag state. Among the various requirements are:

•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel’s hull;

•
a continuous synopsis record kept on-board showing a vessel’s history including, name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid ISSC attesting to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

Inspection by Classification Societies

A classification society certifies that a vessel is “in-class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

•
Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

•
Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

•
Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery, including the electrical plant and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five year cycle. At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are also dry docked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a recommendation that must be rectified by the shipowner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in-class” by a classification society that is a member of the International Association of Classification Societies. All our vessels are certified as being “in-class” by Lloyd’s Register or Det Norske Veritas. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memoranda of agreement. If the vessel is not certified on the scheduled date of closing, we have no obligation to take delivery of the vessel.

In addition to the classification inspections, many of our customers regularly inspect our vessels as a precondition to chartering them for voyages. We believe that our well-maintained, high-quality vessels provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, structural damage to the vessel, collision, personal injuries, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the U.S. market. We carry insurance against loss of hire, which protects against business interruption following a loss under our hull and machinery policy. This policy does not protect us from business interruptions caused by any other losses. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery Insurance

We have obtained marine hull and machinery and war risk insurance, which include damage to a vessel’s hull and machinery, collisions and the risk of actual or constructive total loss, for all of our vessels. The vessels are each covered up to at least fair market value. Under regular circumstances, salvage and towing expenses are covered in connection with casualties. We also arranged increased value and freight interests coverage for each vessel. Under this coverage, in the event of total loss or total constructive loss of a vessel, we will be able to recover for amounts not recoverable under the hull and machinery policy.

Protection and Indemnity Insurance

Protection and Indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which cover our third party liabilities in connection with our shipping activities including other expenses and claims in connection with injury or death of crew, passengers and other third parties, loss or damage to cargo, damage to other third-party property, pollution arising from oil or other substances, wreck removal and related costs. Protection and Indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.” Subject to the “capping” discussed below, our coverage, except for pollution, is unlimited.

Our current protection and Indemnity insurance coverage for pollution is USD 1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure more than 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Each P&I Association has capped its exposure to this pooling agreement at USD 4.25 billion. As a member of two P&I Associations, which are members of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group.

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

Legal Proceedings

We are party, as plaintiff or defendant, to a variety of lawsuits for damages arising principally from personal injury and property casualty claims. Most claims are covered by insurance, subject to customary deductibles. We believe that these claims will not, either individually or in the aggregate, have a material adverse effect on us, our financial condition or results of operations. From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury, property casualty claims and contract disputes. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings that may have or have had a significant effect on our financial position, nor are we aware of any proceedings that are pending or threatened that may have a significant effect on our financial position, results of operations or cash flows.

C.   Organizational Structure

The following table sets forth our significant entities as of December 31, 2007.

Entity	Country of Incorporation	Activities
A/S Dampskibsselskabet TORM	Denmark
This is the parent company. The company owned 29 product tankers and one bulk carrier. This company employs most of the employees providing commercial and technical management for TORM vessels and pool vessels.

Torm Singapore (Pte) Ltd.	Singapore	100% owned subsidiary. The company owned five product tankers and five bulk carriers. The company also provides some commercial and technical management.
LR2 Management K/S	Denmark	50% owned limited partnership. Maersk Tankers owns the other 50%. The partnership acts as pool manager for the LR2 pool.
LR1 Management K/S	Denmark	100% owned limited partnership. The partnership acts as pool manager for the LR1 pool.
MR Management K/S	Denmark	100% owned limited partnership. The partnership acts as pool manager for the MR pool.
TT Shipowning K/S	Denmark	50% owned limited partnership. Torghatten Trafikkselskap ASA owns the other 50%. The partnership owns a LR2 vessel.
UT Shipowning K/S	Denmark	50% owned limited partnership. J.B. Ugland Shipping Singapore Pte. Ltd. owns the other 50%. The partnership owns a LR1 vessel.
Torm Shipping India (former Orinoco Marine Consultancy India private Limited (OMCI))	India	100% owned subsidiary. The company primarily handles the manning of TORM vessels in India.
OMI Corporation	United States of America	50% owned joint venture with Teekay Corporation.
Single purpose entities (23 entities)	Marshall Islands
100% owned subsidiaries. The entities were acquired in connection with the OMI acquisition. The majority of the entities (19) own one vessel per entity and the rest (4) own a charter agreement per entity. Please refer to Item 4D for details of vessels ownership.

D.	Property, Plant and Equipment

Real Property

We do not own any real property other than one small residential property. We lease office space in Copenhagen, Singapore and Stamford, USA on contracts expiring in 2014, 2008 and 2017, respectively, and we have leased six apartments in Singapore on contracts expiring up until November 2009. Furthermore, we have entered into various IT-related, office equipment and car rental contracts. The greater part of these contracts typically expire after 0.5-2.5 years. We also have contractual obligations relating to vessels chartered in. Please refer to Item 5F for further disclosures relating to our contractual obligations.

Fleet

The following table lists our entire fleet of owned vessels as of December 31, 2007:

Product Tankers	Year Built	Dwt	Ownership	Flag (1)
TORM Ingeborg	2003	99,999	D/S TORM	NIS
TORM Valborg	2003	99,999	D/S TORM	NIS
TORM Helene	1997	99,999	D/S TORM	DIS
TORM Signe	2005	72,718	Torm Singapore	Singapore
TORM Sofia	2005	72,718	Torm Singapore	Singapore
TORM Estrid	2004	74,999	D/S TORM	DIS
TORM Ismini	2004	74,999	D/S TORM	DIS
TORM Emilie	2004	74,999	D/S TORM	NIS
TORM Sara	2003	72,718	Torm Singapore	Singapore
TORM Helvig	2005	44,990	D/S TORM	DIS
TORM Ragnhild	2005	44,990	D/S TORM	DIS

Product Tankers	Year Built	Dwt	Ownership	Flag (1)
TORM Freya	2003	45,990	D/S TORM	DIS
TORM Thyra	2003	45,990	D/S TORM	DIS
TORM Camilla	2003	44,990	D/S TORM	DIS
TORM Carina	2003	44,990	D/S TORM	DIS
TORM Mary	2002	45,990	D/S TORM	DIS
TORM Vita	2002	45,940	D/S TORM	DIS
TORM Gertrud	2002	45,940	D/S TORM	DIS
TORM Gerd	2002	45,940	D/S TORM	DIS
TORM Caroline	2002	44,946	D/S TORM	DIS
TORM Cecilie	2001	44,946	D/S TORM	NIS
TORM Clara	2000	45,999	D/S TORM	DIS
TORM Agnete	1999	47,165	Torm Singapore	Mexican
TORM Gunhild	1999	44,999	D/S TORM	DIS
TORM Anne	1999	44,990	Torm Singapore	Singapore
TORM Gotland	1995	44,999	D/S TORM	NIS
TORM Alice	1995	44,999	Torm Singapore	Mexican
TORM Margrethe	2006	109,672	D/S TORM	DIS
TORM Marie	2006	109,672	D/S TORM	DIS
TORM Gudrun	2000	101,122	D/S TORM	NIS
TORM Kristina	1999	105,001	D/S TORM	NIS
TORM Margit	2007	109,672	D/S TORM	NIS
TORM Mette	2007	109,672	D/S TORM	NIS
TORM Marina	2007	109,672	TT Shipowning K/S	NIS
TORM Ugland	2007	74,999	UT Shipowning K/S	NIS
TORM Venture	2007	74,999	D/S TORM	NIS
TORM Neches	2000	47,052	Torm Singapore	Singapore
TORM Amazon	2002	47,275	Torm Singapore	Singapore
San Jacinto	2002	47,038	San Jacinto Shipping LLC	Marshall Islands
Moselle	2003	47,024	Moselle Shipping LLC	Marshall Islands
Rosetta	2003	47,015	Rosetta Shipping LLC	Marshall Islands
Horizon	2004	46,955	Horizon Shipping LLC	Marshall Islands
Thames	2005	47,035	Thames Shipping LLC	Marshall Islands
Wabash	2006	46,893	Wabash Shipping LLC	Marshall Islands
Kansas	2006	46,922	Kansas Shipping LLC	Marshall Islands
Republican	2006	46,893	Republican Shipping LLC	Marshall Islands
Platte	2006	46,920	Platte Shipping LLC	Marshall Islands
Madison	2000	35,828	Madison Shipping LLC	Marshall Islands
Trinity	2000	35,834	Trinity Shipping LLC	Marshall Islands
Rhone	2000	35,751	Rhone Shipping LLC	Marshall Islands
Charente	2001	35,751	Charente Shipping LLC	Marshall Islands
Ohio	2001	37,274	Ohio Shipping LLC	Marshall Islands
Loire	2004	37,106	Loire Shipping LLC	Marshall Islands
Garonne	2004	37,178	Garonne Shipping LLC	Marshall Islands
Saone	2004	37,106	Saone Shipping LLC	Marshall Islands
Fox	2005	37,006	Fox Shipping LLC	Marshall Islands
Tevere	2005	36,990	Tevere Shipping LLC	Marshall Islands

Bulk Carriers	Year Built	Dwt	Ownership	Flag (1)
TORM Rotna	2001	75,971	Torm Singapore	Singapore
TORM Tina	2001	75,966	Torm Singapore	Singapore
TORM Marta	1997	69,638	D/S TORM	NIS
TORM Baltic	1997	69,614	Torm Singapore	Singapore
TORM Marlene	1997	69,548	Torm Singapore	Singapore
TORM Anholt	2004	74,195	Torm Singapore	Singapore

(1)	DIS stands for the Danish International Shipping Registry and NIS stands for the Norwegian International Shipping Registry.

Other

We have entered into various IT-related, office equipment and car rental contracts that typically expire after 0.5-2.5 years. We also have contractual obligations relating to vessels chartered in. Please refer to Item 5F for further disclosures relating to our contractual obligations.

Please refer to Item 5A and Notes 18 and 29 to our consolidated financial statements for information relating to our contractual obligations and planned investments.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The financial information included in the discussion below is derived from our consolidated financial statements.

CONSOLIDATED INCOME STATEMENT
For the Years Ended December 31, 2005, 2006 and 2007
(IN THOUSANDS OF USD)

	2005	2006	2007
Revenue	585,611	603,717	818,773
Port expenses, bunkers and commissions	(124,968)	(148,943)	(176,702)
Freight and bunkers derivatives	3,194	620	2,894

Time charter equivalent earnings	463,837	455,394	644,965

Charterhire	(82,139)	(106,329)	(160,207)
Operating expenses	(66,744)	(77,624)	(127,140)

Gross profit (Net earnings from shipping activities)	314,954	271,414	357,618

Profit from sale of vessels	54,731	54,362	0
Administrative expenses	(31,176)	(34,594)	(68,743)
Other operating income	12,570	9,839	14,787
Depreciation and impairment losses	(47,894)	(58,915)	(98,681)

Operating profit	303,185	242,133	204,981
Financial income	26,004	39,473	677,451
Financial expenses	(29,822)	(40,520)	(78,210)

Profit before tax	299,367	241,086	804,222

Tax expenses	(4)	(6,574)	(12,545)

Net profit for the year	299,363	234,512	791,677

COMPARISON OF THE YEAR ENDED DECEMBER 31, 2007 AND THE YEAR ENDED DECEMBER 31, 2006

Net profit for the year increased by 238% to USD 792 million in 2007 from USD 235 million in 2006 resulting in earnings per share (EPS) of USD 11.4 in 2007 against USD 3.4 in 2006.

In June 2007, TORM acquired the U.S. tanker shipping company OMI Corporation in a 50/50 joint venture with Teekay, and the income from this investment was recognized in TORM’s consolidated financial statements with effect from 1 June 2007. The financial statements for OMI are included in the consolidated financial statements in proportion to the ownership share by combining items of a uniform nature. The vast majority of the activities were transferred to TORM and Teekay, respectively, with effect from 1 August 2007. The net profit for the period 1 June to 31 July 2007 has not been allocated to TORM’s reportable segments and the net profit for the few remaining activities in OMI after 31 July 2007 has also not been allocated to the segments. The activities that were transferred to TORM at 1 August 2007 are recognized fully in the tanker division as from this date.

The profit before tax for the year was USD 804 million. The profit before tax expected according to the latest announcement was USD 795-805 million when taking restructuring costs in relation to the acquisition of OMI into account. The achieved profit was in line with expectations. Restructuring costs primarily comprise retention bonuses to employees and severance payments to the former management in OMI.

The Net profit for 2007 includes a gain on the sale of shares in Dampskibsselskabet Norden A/S of USD 643 million.; such gain is included within Financial income  Operating profit in 2007 decreased by 15% to USD 205 million in 2007 from USD 242 million in 2006. The lower profit compared to 2006 despite a significant increase in earning days was primarily due to lower freight rates in the LR2 and MR business areas, increased expenses and depreciation per earning day due to the expansion and renewal of the fleet of owned and chartered vessels, primarily through the acquisition of OMI as well as restructuring costs relating to this acquisition.

TORM’s total assets increased by USD 878 million in 2007 to USD 2,967 million from USD 2,089 million in 2006. The most significant developments behind this increase were the addition of USD 88 million in goodwill and a net increase in the carrying amount of vessels, capitalized dry-docking and prepayments on vessels of USD 1,222 million mainly due to the acquisition of OMI, a decrease in other investments due to the sale of the shares in NORDEN of USD 633 million and an increase in cash and cash equivalents of USD 85 million.

Total equity decreased by USD 200 million in 2007 to USD 1,081 million from USD 1,281 million in 2006. The significant decrease in equity was mainly due to the profit for the year of USD 792 million, less the value adjustment of the shares in NORDEN relating to prior years of USD 572 million and less an extraordinarily high dividend paid out of USD 424 million. TORM’s total liabilities increased by USD 1,077 million in 2007 to USD 1,885 million from USD 808 million in 2006 primarily due to the acquisition of OMI.

Gross profit (Net earnings from shipping activities)

The table below presents net earnings from shipping activities on segment level for the years ended December 31, 2006 and 2007:

USD million
	Tanker	Bulk	Not allocated	Total 2006	Tanker	Bulk	Not allocated (*)	Total 2007
Revenue	494.0	109.7	0.0	603.7	640.2	134.3	44.3	818.8
Port expenses, bunkers and commissions	(143.8)	(5.1)	0.0	(148.9)	(164.5)	(6.3)	(5.9)	(176.7)
Freight and bunkers derivatives	0.6	0.0	0.0	0.6	2.9	0.0	0.0	2.9
Time charter equivalent earnings	350.8	104.6	0.0	455.4	478.6	128.0	38.4	645.0
Charterhire	(58.5)	(47.8)	0.0	(106.3)	(92.4)	(59.0)	(8.8)	(160.2)
Operating expenses	(64.6)	(13.1)	0.0	(77.7)	(105.9)	(10.4)	(10.9)	(127.2)
Gross profit
(Net earnings from shipping activities)	227.7	43.7	0.0	271.4	280.3	58.6	18.7	357.6

*  Not allocated includes the 50/50 joint venture with Teekay

TORM’s total revenue in 2007 was USD 819 million as compared to USD 604 million in the previous year. TORM’s revenue derives from two segments: the tanker division and the bulk division. In the markets in which these divisions operate, the time charter equivalent (TCE) rates, defined as revenue less voyage expenses divided by the number of available earning days (days available for service), are used to compare freight rates. Under time charter contracts the charterer pays for the voyage expenses, whereas the shipowner pays for the voyage expenses under voyage charter contracts. A charterer basically has the choice of entering into either a time charter (which may be a one-trip time charter) or a voyage charter, and TORM is neutral to the charterer’s choice, because the Company will base its economic decisions primarily upon the expected TCE rates rather than on expected net revenues. The analysis of revenue is, therefore, primarily based on the development in time charter equivalent earnings. TORM’s time charter equivalent earnings in 2007 were USD 645 million compared to USD 455 million in 2006. The increase in the TCE was primarily due to the increase in earning days in the tanker division mainly as a result of the acquisition of OMI.

Tanker Division

Revenue in the Tanker Division increased by 30% to USD 640 million from USD 494 million in 2006, whereas the time charter equivalent earnings increased by USD 128 million or 36% to USD 479 million in 2007 from USD 351 million in the previous year.

In 2007, the Tanker Division was affected by highly fluctuating freight rates and, not least, by the acquisition of OMI in June and the subsequent transfer of the majority of assets and liabilities in August completed jointly by Teekay and TORM. With these transactions, the Company took over a very modern and homogenous fleet of 22 owned vessels, including one newbuilding for delivery in 2009, and four chartered vessels. The takeover of OMI’s vessels almost doubled the number of owned vessels and added more than 100 land-based staff and 1,500 seafarers.

The market for TORM’s product tankers was characterized by two very different periods in 2007. In the first half of 2007, the market in the Western Hemisphere performed better than expected, while rates were lower than expected up to the end of the fourth quarter. In the Eastern Hemisphere, rates were low in the first half, but stabilized in the second half and started rising toward the end of the year.

2007 was also marked by highly unstable and rising oil prices that, combined with rising U.S. gasoline consumption in the first half, prompted the Company’s customers to favor the smaller, more flexible MR tankers. This unexpected greater demand meant that TORM’s MR tankers performed far better than expected in 2007.

For TORM’s largest vessels, the LR2 tankers, however, earnings were lower than expected in 2007. This was due to the fact that the vessels primarily transported naphtha from the Middle East to the Far East, where demand was lower than expected. Due to the size of the vessels, they are not very flexible, and therefore their earnings options are limited in certain situations.

Earnings for TORM’s medium sized vessels, the LR1 tankers, were as expected, which meant that total earnings for the three vessel types were as expected.

The rising crude oil prices caused an increase in fuel costs, which put pressure on earnings for 2007. Bunker costs averaged USD 371 per ton in 2007 against USD 321 per ton in 2006, an increase of 16%, which corresponds to an average additional expense of approximately USD 2,000 per day of operation.

In 2007, the delivery of 2.5 newbuildings in the LR2 business area was the primary reason for the increase in the number of available earning days by 905 days or 38%, resulting in an increase in earnings of USD 26 million. Freight rates that were on average 13% lower than in the previous year decreased earnings by USD 12 million.

In the LR1 business area, the Company added 4.5 vessels, hereof 2 vessels from the former OMI fleet, and took delivery of 1.5 newbuildings. These were the most important factors behind the increase in the number of available earning days by 1,654 days or 38% from the previous year, resulting in an increase in earnings of USD 45 million. The average freight rates remained at a level slightly above the previous year increasing earnings positively by USD 1 million.

In the MR business area, the addition of 11 vessels from the former OMI fleet during 2007 caused the number of available earning days to increase by 1,670 days or 26%, which increased earnings by USD 41 million. The average freight rates were 3% lower than in the previous year, which affected earnings negatively by USD 6 million.

During 2007, TORM took over 11 Handysize product tanker vessels from the former OMI fleet. During the period from takeover on 1 August to 31 December 2007, this area showed 1,836 available earning days and achieved USD 31 million in earnings.

The increase in the time charter equivalent earnings in the Tanker Division can be summarized as illustrated in the table below.

Earnings for the Tanker division
USD million	Handy	MR	LR1	LR2	Un-allocated	Total
Time charter equivalent earnings 2006	-	160	120	69	2	351
Change in number of earning days	31	41	45	26	-	143
Change in freight rates	-	(6)	1	(12)	-	(17)
Other	-	-	-	-	2	2
Time charter equivalent earnings 2007	31	195	166	83	4	479

Un-allocated earnings comprise fair value adjustment of freight and bunkers derivatives, which are not designated as hedges, and gains and losses on freight and bunkers derivatives, which are not entered for hedge purposes.

The table below summarizes the earnings data per quarter for the Tanker Division.

Earnings data for the Tanker division
USD/Day	2006	2007				2007	% Change
	Full year	Q1	Q2	Q3	Q4	Full year	2006-2007
LR2/Aframax vessels
Available earning days for: *)
- Owned vessels	2,038	627	684	814	824	2,949	45%
- Time chartered vessels	363	90	83	92	92	357	(2%)
TCE per earning days **)	28,641	26,838	29,073	21,841	23,227	24,988	(13%)

LR1/Panamax vessels
Available earning days for: *)
- Owned vessels	2,273	550	583	618	687	2,438	7%
- Time chartered vessels	2,086	728	781	1,005	1,061	3,575	71%
TCE per earning days **)	27,497	27,816	29,108	27,407	26,517	27,621	0%

MR vessels
Available earning days for: *)
- Owned vessels	6,499	1,609	1,606	2,238	2,544	7,997	23%
- Time chartered vessels	0	34	46	46	46	172	N/A
TCE per earning days **)	24,627	24,676	28,143	22,941	21,702	23,949	(3%)

Handy vessels
Available earning days for: *)
- Owned vessels	-	-	-	732	1,104	1,836	N/A
- Time chartered vessels	-	-	-	0	0	0	N/A
TCE per earning days **)	-	-	-	16,129	17,121	16,726	N/A
*) Earning days are the total number of days in the period, where the vessel is ready and available to perform a voyage, i.e. is not in dry-dock etc.
**)TCE = Time Charter Equivalent Earnings = Gross freight income less port expenses, bunkers and commissions (including freight and bunkers derivatives).

Bulk Division

In the Bulk Division, revenue increased by 22% to USD 134 million from USD 110 million in the previous year, whereas the time charter equivalent earnings increased by USD 23 million or 22% to USD 128 million from USD 105 million in 2006.

Freight rates for bulk carriers were at a historical high and continued their almost unbroken rise throughout 2007. The bulk market is driven by major growth in the transportation of iron ore, coal and grain, which increased pressure on infrastructure and required additional vessel capacity.

To the surprise of TORM and the market in general, freight rates took a sharp upward turn in the first ten months of the year as a result of greatly increasing demand for mainly iron ore, coal and grain. This caused long waits in ports, principally in Australia. For transportation of iron ore, the waiting days in Australian ports have led to increased transport distances as the iron ore is transported from Brazil to China and to a lesser degree from Australia to China when the wait is too long.

In the last two months of the year, rates suddenly dropped after having reached USD/day 95,000 at the end of October. At the end of the year, Panamax rates stood at USD/day 67,000, which was still very high.

In the Bulk Division, TORM continues the strategy of covering earnings by chartering out vessels on contracts of one to two years’ duration. The majority of the long-term contracts were entered into in the fourth quarter of 2006 and the first quarter of 2007, and earnings in 2007 therefore did not see the full effect of the rising rates during the year.

Freight rates in the Panamax business area were on average 33% higher than in 2006, increasing earnings by USD 32 million. In this business area, the Company added a vessel to the fleet of owned vessel, which was already chartered in and therefore did not affect the number of available earning days. The net reduction in the number of available earning days from other chartered in vessels was 4% or 224 days from the previous year. As a result, the time charter equivalent earnings in this segment decreased by USD 5 million.

The change in the time charter equivalent earnings in the Bulk Division can be summarized as illustrated in the table below.

Earnings for the Bulk division
USD million	Handysize	Panamax	Total
Time charter equivalent earnings 2006	4	101	105
Change in number of earning days	(4)	(5)	(9)
Change in freight rates	0	32	32
Time charter equivalent earnings 2007	0	128	128

The table below summarizes the earnings data per quarter for the Bulk Division.

Earnings data for the Bulk division
USD/Day	2006	2007				2007	% Change
	Full year	Q1	Q2	Q3	Q4	Full year	2006-2007
Panamax vessels
Available earning days for: *)
- Owned vessels	2,499	416	460	535	551	1,962	(21%)
- Time chartered vessels	2,697	789	762	723	736	3,010	12%
TCE per earning days **)	19,325	22,955	25,467	27,019	27,443	25,762	33%
*) Earning days are the total number of days in the period, where the vessels is ready and available to perform a voyage, i.e. is not in dry-dock, etc.
**)TCE = Time Charter Equivalent Earnings = Gross freight income less port expenses, bunkers and commissions (including freight and bunkers derivatives).

Operation of vessels

Vessels chartered in on time charters do not give rise to operating expenses for TORM but only to charter hire payments. As compared to 2006, charter hire in the tanker division increased by USD 33 million to USD 92 million in 2007, whereas charter hire paid in the bulk division increased by USD 11 million to USD 59 million. The increase in the tanker division was primarily caused by a significant increase in the number of vessels chartered in, primarily due to the acquisition of OMI, whereas the development in the bulk division was caused by a combination of an increase in the available earning days and higher time charter rates compared to 2006.

The operating expenses for the owned vessels increased by USD 49 million or 64% to USD 127 million in 2007. The most significant factor behind this development was the increase in the number of operating days of 3,985 days or 31%, which caused an increase in the operating expenses of USD 26 million. The increase in the number of operating days was primarily caused by the addition of vessels in the MR and LR1 business areas from the acquisition of OMI and the addition of newbuildings in the LR2 business area.

The development in the operating expenses can be summarized as illustrated in the table below.

Operating expenses
USD million	Tanker Division				Bulk Division
	Handy	MR	LR1	LR2	Panamax	Handy	Unallocated	Total
Operating expenses 2006	-	38.1	12.3	11.9	11.9	1.2	2.3	77.7
Change in the number of operating days	11.9	11.0	1.3	5.5	-2.1	-1.2		26.4
Change in expenses per operating day	-	4.3	1.7	3.7	0.7	-		10.4
Other							12.6	12.6
Operating expenses 2007	11.9	53.4	15.3	21.1	10.5	-	14.9	127.1

The total unallocated operating expenses amounted to USD 15 million in 2007, of which USD 4 million related to the tanker division. The remaining USD 11 million related to the vessels in OMI prior to their transfer to either TORM or Teekay.

The table below summarizes the operating data for the Company’s fleet of owned and bareboat chartered vessels.

Operating data
	Tanker Division				Bulk Division
	Handy	MR	LR1	LR2	Panamax	Handy	Total
Operating days in 2006	-	5,835	2,298	2,067	2,474	306	12,980
Operating expenses per operating day in 2006	-	6,525	5,365	5,748	4,802	3,847	5,804
Operating expenses per operating day in 2007	6,467	7,098	6,071	6,976	5,135	-	6,618
Change in the operating expenses per operating day in %	n.a.	9%	13%	21%	7%	n.a.	14%
Operating days in 2007	1,836	7,523	2,532	3,027	2,047	-	16,965
- Off hire days	-0	-82	-10	-43	-10	-	-145
- Days in dry dock	-0	-173	-84	-16	-77	-	-350
+ Earning days for vessels chartered in	0	901	3,575	338	3,012	-	7,826
Earning days in 2007	1,836	8,169	6,013	3,306	4,972	-	24,296

Operating expenses per day of USD 6,618 and USD 5,804 in 2007 and 2006, respectively, can be distributed on types of costs as illustrated in the table below.

	2006		2007
Expense type	Expense/day	%	Expense/day	%	Change %
Crew	3,016	52%	3,380	51%	12%
Consumables	1,068	18%	1,200	18%	12%
Maintenance	675	12%	698	11%	3%
Insurance	625	11%	773	12%	24%
Other	420	7%	567	8%	35%
Total	5,804	100%	6,618	100%	14%

Operating expenses per operating day increased by 14% for the whole owned fleet in the two segments, which caused an increase in the operating expenses of USD 10 million. Operating expenses are primarily incurred in USD and DKK. The share of the expenses incurred in DKK was 23% in 2007 and the increase in the average DKK/USD exchange rate compared to 2006 of 8% caused an increase in the operating expenses of USD 2 million.

The total fleet of owned vessels had 145 off-hire days in 2007 corresponding to nine per thousand of the number of operating days compared to 69 off-hire days in 2006 corresponding to five per thousand of the number of operating days. Of this increase in off-hire days, two specific incidents account for 26 days. The MR tanker TORM Gertrud was involved in a collision and the LR1 tanker TORM Signe was grounded, and both vessels had to undergo major repairs. Apart from these two incidents, the Company considers the level of off-hire days to be satisfactory.

The average operating expenses per operating day increased by USD 814 or 14% compared to 2006. The increase was primarily caused by an increase in wages costs per operating day of USD 364 to USD 3,380, corresponding to six percentage points of the total increase. The increase was mainly due to the addition of tonnage in the LR2 segment being registered in the Danish ship’s register and sailing with Danish officers who on average receive higher wages than the remaining officers. The hourly wages to officers showed a general increase of 16% during 2007 calculated as a weighted average, which has also affected the total wages costs negatively just as it has affected all other shipping companies. In addition, the luboil costs increased by USD 139 per operating day to USD 339 per operating day corresponding to two percentage points of the total increase of 14% as a consequence of the rising oil prices. Insurance costs increased by USD 148 to USD 773 per operating day corresponding to three percentage points of the total increase. The increase relates to loss of hire and is attributable to the two incidents with TORM Gertrud and TORM Signe.

Administrative expenses and other operating income

The total administrative expenses increased from 2006 to 2007 by USD 34 million to USD 69 million. Of this increase, restructuring expenses relating to the acquisition of OMI accounted for USD 15 million, expenses relating to the new incentive scheme accounted for USD 3 million, expenses to consultants and advisors in connection with the payment of extraordinary dividend and evaluation of several investment projects accounted for USD 3 million and the change in the DKK/USD exchange rate caused an increase of USD 4 million. The majority of the remaining part of the increase is attributable to the acquired activities in OMI.

Other operating income primarily comprises chartering commissions received by TORM in connection with the management of the three tanker pools. Other operating income amounted to USD 15 million in 2007 compared to USD 10 million in 2006. The increase was primarily related to commissions from technical management of third party vessels. In connection with the split of the OMI activities between TORM and Teekay, TORM performed technical management for a number of Teekay vessels for a short period of time.

Financial income and expenses

Net financial items in 2007 were USD 599 million compared to USD -1 million in 2006. The most significant reason for the change is the gain from the sale of the NORDEN shares of USD 643 million compared to a dividend from NORDEN of USD 25 million in 2006 and an increase in net interest expenses of USD 17 million to USD 53 million in 2007 due to the increase in net interest bearing debt of USD 874 million during the year to USD 1,536 million from USD 662 million in 2006.

Please refer to Note 9 to our consolidated financial statements for a breakdown of financial items in the income statement and to Note 14 for an overview of mortgage debt and bank loans.

Tax

Tax expenses for the year amounted to USD 13 million compared to USD 7 million in 2006. The tax expenses for 2007 comprise current tax for the year of USD 16 million compared to USD 5 million in the previous year, a reduction of deferred tax of USD 7 million compared to an increase of USD 8 million in 2006 and an expense of USD 4 million due to an adjustment to the estimated tax liabilities for the previous years compared to an income of USD 6 million in 2006. The deferred tax liability as at 31 December 2007 was USD 56 million compared to USD 63 million in the previous year.

All significant Danish entities in the TORM group entered into the tonnage taxation scheme with effect from 2001 and have filed tax returns for 2001 through to 2006. The Company has filed a complaint regarding the assessments by the tax authorities of the tax returns for the years 2001 to 2004 and the assessments for 2005 and 2006 have not been completed. The recognized current tax liabilities are therefore to a great extent based on management’s judgment regarding the outcome of the complaint and the assessment. TORM paid USD 10 million in corporation tax on account in 2007 regarding these entities.

Please refer to Item 10E and Notes 2 and 11 to our consolidated financial statements for further information.

Vessels and dry-docking

The increase in tangible fixed assets of USD 1,229 million to USD 2,553 million in 2007 is attributable to the change in vessels and capitalized dry-docking and in prepayments on vessels, primarily as a consequence of the acquisition of OMI. The carrying value of vessels and capitalized dry-docking increased by USD 1,134 million to USD 2,270 million. The addition of new tonnage amounted to a total acquisition cost of USD 1,200 million resulting from 11 MR tankers and 2 LR1 tankers transferred from OMI, 2.5 LR1 tankers, 2.5 LR2 tanker newbuildings, 1.5 LR1 tanker newbuildings and a Panamax bulk carrier built in 2004. In addition, two MR tankers are still owned by OMI, which TORM owns jointly with Teekay.

No vessels were sold during 2007. Prepayments on vessels increased by USD 89 million to USD 272 million due to additional costs relating to vessels under construction of USD 255 million less the above-mentioned newbuilding deliveries of USD 166 million.

Total depreciation amounted to USD 99 million in 2007 as compared to USD 59 million in 2006, an increase of USD 35 million. The increase is due to the expansion and renewal of the fleet during 2006 and 2007 and the amortisation of assets acquired in the OMI acquisition.

As at 31 December 2007, TORM’s newbuilding programme comprised 17 tanker vessels and four bulk carriers to be delivered during 2008 to 2011, and the contractual liabilities under the programme amounted to USD 1,002 million.

The market value of the fleet and investment programme (three LR2 tanker newbuildings, 13 MR tanker newbuildings, one Handysize tanker newbuilding and four Panamax bulk carrier newbuildings) exceeded the carrying value of the fleet including newbuilding contracts by USD 1,578 million at year-end. This valuation is based on the average of three internationally acknowledged shipbrokers’ valuations.

Other investments (NORDEN)

In March 2007, TORM sold its entire investment in approximately 33% of the shares in NORDEN for a sum of USD 704 million whereby the Company achieved a gain of USD 643 million. For further information refer to Item 4B.

The Company holds investments in other entities with an aggregate carrying amount of USD 11 million as at 31 December 2007, of which USD 3 million concerns unlisted entities, which is unchanged from the previous year. The carrying amount of the unlisted shares constitutes the estimated fair value based on available information.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 2006 AND THE YEAR ENDED DECEMBER 31, 2005

Net profit for the year decreased by 22% to USD 235 million in 2006 from USD 299 million in 2005 resulting in earnings per share (EPS) of USD 4.3 in 2006 against USD 4.3 in 2005. Excluding profit on sale of vessels of USD 54 million and the increase in dividend from Dampskibsselskabet Norden A/S of USD 13 million compared to the previous year, the profit before tax for the year was USD 174 million, which is slightly better than expected as reported at the beginning of the financial year.

The lower profit compared to 2005 is primarily due to lower freight rates in the tanker and dry bulk segments and increased expenses and depreciation due to the expansion and renewal of the fleet of owned and chartered vessels.

TORM’s total assets increased by USD 279 million in 2006 to USD 2,089 million from USD 1,810 million in 2005. The most significant developments behind this increase are a net increase in the carrying amount of vessels, capitalized dry-docking and prepayments on vessels, including vessels held for sale, of USD 113 million mainly due to fleet renewal, an increase in the carrying amount of the shares in NORDEN of USD 281 million, and a decrease in cash and cash equivalents of USD 124 million.

Total equity increased by USD 376 million in 2006 to USD 1,281 million from USD 905 million in 2005. The equity ratio, as defined in Item 17, increased by 11 percentage points to 61% in 2006 from 50% in 2005. The significant increase in equity is mainly due to the profit for the year and value adjustment of the Company’s investment in NORDEN less dividend paid out. TORM’s total liabilities decreased by USD 97 million in 2006 to USD 808 million from USD 905 million in 2005 primarily due to repayment of mortgage debt and bank loans.

Gross profit (Net earnings from shipping activities)

The table below presents net earnings from shipping activities on segment level for the years ended December 31, 2005 and 2006:

USD million
	Tanker	Bulk	Not allocated	Total 2005	Tanker	Bulk	Not allocated	Total 2006
Revenue	418.0	167.6	0.0	585.6	494.0	109.7	0.0	603.7
Port expenses, bunkers and commissions	(113.3)	(11.7)	0.0	(125.0)	(143.8)	(5.1)	0.0	(148.9)
Freight and bunkers derivatives	3.2	0.0	0.0	3.2	0.6	0.0	0.0	0.6
Time charter equivalent earnings	307.9	155.9	0.0	463.8	350.8	104.6	0.0	455.4
Charterhire	(44.3)	(37.9)	0.0	(82.2)	(58.5)	(47.8)	0.0	(106.3)
Operating expenses	(51.4)	(15.3)	0.0	(66.7)	(64.6)	(13.1)	0.0	(77.7)
Gross profit/(loss)
(Net earnings from shipping activities)	212.2	102.7	0.0	314.9	227.7	43.7	0.0	271.4

TORM’s total revenue in 2006 was USD 604 million as compared to USD 586 million in the previous year. TORM’s revenue is derived from two segments: the Tanker Division and the Bulk Division. In the markets in which these divisions operate, the time charter equivalent (TCE) rates, defined as net revenue less voyage expenses (including freight and bunkers derivatives) divided by the number of available earning days (days available for service), are used to compare freight rates. Under time charter contracts the charterer pays for the voyage expenses, whereas the shipowner pays for the voyage expenses under voyage charter contracts. A charterer basically has the choice of entering into either a time charter (which may be a one-trip time charter) or a voyage charter, and TORM is neutral to the charterer’s choice, because the Company will base its economic decisions primarily upon the expected TCE rates rather than on expected revenues. The analysis of revenue is therefore primarily based on the development in time charter equivalent earnings. TORM’s time charter equivalent earnings in 2006 were USD 455 million compared to USD 464 million in 2005. This modest decrease in the TCE was due to lower freight rates in both segments, the effect of which was almost fully offset by the increase in earning days in the Tanker Division.

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

Extraordinary seasonal maintenance of refineries and petrochemical plants meant that rates dropped sharply at the beginning of the second quarter. But by the end of the quarter and the beginning of the third quarter, the fear of seeing a repeat of the previous year’s hurricanes in the US resulted in highly satisfactory product tanker earnings. One of the reasons for this was substantial US imports intended to build inventories to be able to withstand any closure of production units and refineries resulting from hurricane damage.

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

A positive factor for the development of rates in 2006 was the increasing consumption of gasoline – particularly in the US, where demand was up by 1% on the previous year. Also, US gasoline imports were up by 12%. During the year, the US introduced new regulations governing the quality of gasoline, which meant that numerous different qualities were introduced, contributing to increasing the inventories.

In 2006, freight rates once again fluctuated greatly from one period to the next, and this volatility is expected to persist. The main geopolitical reasons for this in 2006 were Iran’s nuclear program, the war between Lebanon and Israel, the temporary halt to production in Nigeria following sabotage and Venezuela’s plans to increase exports to China to the detriment of the US. To top this off, BP was forced to temporarily shut down half of its largest oil field in the US, Prudhoe Bay in Alaska, due to corroded pipelines.

In 2006, the delivery of two newbuildings in the LR2 business area was the primary reason for the increase in the number of available earning days by 412 days or 21%, resulting in an increase in earnings of USD 14 million. TORM also took delivery of two vessels, which had previously been chartered in and, thus, did not affect the number of earning days. Freight rates that were on average 16% lower than in the previous year decreased earnings by USD 13 million.

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

The net increase in the time charter equivalent earnings in the Tanker Division can be summarized as illustrated in the table below.

Earnings for the Tanker division
USD million	MR	LR1	LR2	Unallocated	Total
Time charter equivalent earnings 2005	146	88	68	6	308
Change in number of earning days	24	52	14	-	90
Change in freight rates	(10)	(20)	(13)	-	(43)
Other	-	-	-	(4)	(4)
Time charter equivalent earnings 2006	160	120	69	2	351

Unallocated earnings comprise fair value adjustment of freight and bunkers derivatives, which are not designated as hedges, and gains and losses on freight and bunkers derivatives, which are not entered for hedge purposes.

The table below summarizes the earnings data per quarter for the Tanker Division.

Earnings data for the Tanker division
USD/Day	2005	2006				2006	% Change
	Full year	Q1	Q2	Q3	Q4	Full year	2005-2006
LR2/Aframax vessels
Available earning days for: *)
- Owned vessels	1,090	440	437	550	611	2,038	86%
- Time chartered vessels	899	89	90	92	92	363	(60%)
TCE per earning days **)	34,019	40,814	21,507	27,282	25,940	28,641	(16%)
OPEX per earning days ***)	(5,612)	(5,464)	(6,695)	(7,141)	(5,614)	(6,032)	7%

LR1/Panamax vessels
Available earning days for: *)
- Owned vessels	1,826	593	576	552	552	2,273	24%
- Time chartered vessels	925	319	484	642	641	2,086	126%
TCE per earning days **)	32,099	32,845	23,530	28,843	25,588	27,497	(14%)
OPEX per earning days ***)	(5,903)	(5,730)	(5,254)	(6,450)	(5,109)	(5,631)	(5%)

MR vessels
Available earning days for: *)
- Owned vessels	5,581	1,599	1,632	1,642	1,627	6,499	16%
- Time chartered vessels	0	0	0	0	0	0	0%
TCE per earning days **)	26,115	26,614	24,755	25,306	21,861	24,627	(6%)
OPEX per earning days ***)	(6,708)	(7,199)	(7,320)	(6,660)	(6,197)	(6,834)	2%
*) Earning days are the total number of days in the period, where the vessel is ready and available to perform a voyage, i.e. is not in dry-dock, etc.
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

Freight rates rose from mid-2006 – primarily due to increased demand for iron ore. The growth in demand for coal by the Chinese steel industry and European and Japanese power plants coupled with increasing grain imports to China and India also underpinned freight rates.

There was a relatively large addition of new tonnage to the bulk market in 2006, but the market was able to absorb the additional tonnage.

However, TORM continued to pursue a strategy of high coverage in the bulk segment, primarily through 1-year time charter agreements, and the market development in freight rates during 2006 is, therefore, not directly reflected in the Company’s earnings for 2006.

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

In the Handysize business area, the two owned vessels were sold during the second quarter of 2006 and the activities in this business area were discontinued. The time charter equivalent earnings decreased by USD 9 million to USD 4 million in 2006.

The change in the time charter equivalent earnings in the Bulk Division can be summarized as illustrated in the table below.

Earnings for the Bulk division
USD million	Handysize	Panamax	Total
Time charter equivalent earnings 2005	13	143	156
Change in number of earning days	(8)	2	(6)
Change in freight rates	(1)	(44)	(45)
Time charter equivalent earnings 2006	4	101	105

    The table below summarizes the earnings data per quarter for the Bulk Division.

Earnings data for the Bulk division
USD/Day	2005	2006				2006	% Change
	Full year	Q1	Q2	Q3	Q4	Full year	2005-2006
Panamax vessels
Available earning days for: *)
- Owned vessels	2,698	716	727	557	499	2,499	(7%)
- Time chartered vessels	2,425	630	655	677	735	2,697	11%
TCE per earning days **)	27,897	20,324	18,343	18,402	20,272	19,325	(31%)
OPEX per earning days ***)	(4,676)	(4,572)	(4,576)	(5,662)	(4,020)	(4,859)	4%

Handysize vessels
Available earning days for: *)
- Owned vessels	712	179	124	0	0	303	N/A
- Time chartered vessels	104						N/A
TCE per earning days **)	16,011	12,479	11,899	-	-	12,249	N/A
OPEX per earning days ***)	(3,919)	(4,583)	(4,583)	-	-	(4,583)	N/A
*) Earning days are the total number of days in the period, where the vessel is ready and available to perform a voyage, i.e. is not in dry-dock, etc.
**) TCE = Time Charter Equivalent Earnings = Gross freight income less port expenses, bunkers and commissions (including freight and bunkers derivatives).
***) OPEX = Operating expenses for own vessels.

Operation of vessels

Vessels chartered in on time charters do not give rise to operating expenses for TORM but only to charterhire payments. As compared to 2005, charterhire in the Tanker Division increased by USD 15 million to USD 59 million in 2006, whereas charterhire paid in the Bulk Division increased by USD 10 million to USD 48 million. The increase in the Tanker Division was primarily caused by a significant increase in the number of vessels chartered in, whereas the development in the Bulk Division was caused by a combination of an increase in the available earning days and higher time charter rates compared to 2005.

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

All significant Danish entities in the TORM group entered into the tonnage taxation scheme with effect from 2001 and have filed tax returns for 2001 through to 2005. The Company has filed a complaint regarding the assessments by the tax authorities of the tax returns for the years 2001 to 2004 and the assessment for 2005 has not been completed. The recognized current tax liabilities are therefore to a great extent based on Management’s judgement regarding the probable outcome of the complaint and the assessment. TORM paid USD 3 million in corporation tax on account in 2006 regarding these entities.

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

As at December 31, 2006, TORM’s newbuilding programme comprised 17 tanker vessels to be delivered during 2007 to 2011, and the contractual obligations under the program amounted to USD 776 million. In addition, the Company called an option in 2006 to acquire one Panamax bulk carrier on time charter built in 2004, which will be delivered in the second quarter of 2007. The contractual liability relating to this vessel amounted to USD 19 million as at December 31, 2006.

The market value of the fleet and investment program (5.5 LR2 tanker newbuildings, 1.5 LR1 tanker newbuildings, 10 MR tanker newbuildings and one secondhand Panamax bulk carrier) exceeded the carrying value of the fleet including newbuilding contracts by USD 1,016 million at year-end. This valuation is based on the average of three internationally acknowledged shipbrokers’ valuations.

Other investments (NORDEN)

Other investments mainly comprise the investment in approximately 33% of the shares in NORDEN – excluding NORDEN’s treasury shares - with a carrying value of USD 633 million as at December 31, 2006 compared to USD 352 million in the previous year.

TORM does not consider NORDEN as an associated company, as the Company does not have influence on decisions and is not represented on NORDEN’s Board of Directors. The investment in NORDEN is valued on the basis of the closing price on the Copenhagen Stock Exchange on December 31, 2006 of DKK 4,765.82 per share. To the positive effect from the increase in the share price from DKK 2,958.63 as at December 31, 2005 was added the effect of the change in the DKK/USD exchange rate of USD 66 million.

The Company holds investments in other entities with an aggregate carrying amount of USD 11 million as at December 31, 2006, of which USD 3 million concerns unlisted entities, compared to USD 9 million as at December 31, 2005. The carrying amount of the unlisted shares constitutes the estimated fair value based on available information.

The shareholding in NORDEN is disposed at March 31, 2007.

B.	Liquidity and capital resources

The invested capital, as defined in item 17, increased by USD 1,307 million to USD 2,606 million as at December 31, 2007, from USD 1,299 million as at December 31, 2006 and USD 1,176 million as at December 31, 2005. The increase can primarily be explained by the acquisition of OMI and the addition of further tonnage during the year.

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value. To manage its capital structure and make adjustments to it, in light of changes in economic conditions, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made to the capital management objectives, policies or processes during the years ended December 31, 2005, December 31, 2006 and December 31, 2007.

The Company monitors the capital using gearing ratios, primarily the equity ratio, as defined in item 17, which is equity divided by total assets. The Company’s policy is to maintain the equity ratio above 30% both when executing short-term business activities and when considering strategic initiatives and planning long-term investments. As at December 31, 2007, the equity ratio was 36% compared to 61% as at December 31, 2006 and 50% as at December 31, 2005.

Equity decreased by USD 200 million in 2007 to USD 1,081 million as at December 31, 2007. The considerable reduction in equity is mainly due to the net profit for the year of USD 792 million less the value adjustment of the Company’s investment in NORDEN attributable to previous years of USD 572 million and extraordinarily high dividends paid out during the year of USD 424 million.

The payment of the Company’s obligations under loan agreements, along with the payment of charter hire for chartered-in vessels and all other commitments that TORM has entered into, are paid out of the cash generated by the Company. Total cash and cash equivalents amounted to USD 118 million at the end of 2007 vs. USD 33 million at the end of 2006 and USD 157 million at the end of 2005, resulting in a net increase in cash and cash equivalents for the year of USD 85 million compared to a net decrease of USD 124 million in 2006 and a net increase of USD 91 million in 2005. The primary sources of the cash flow were profit from operating activities, additional borrowing and proceeds from the sale of the shares in NORDEN, which contributed a total of USD 2,717 million in cash.

The cash flows were primarily used to finance the acquisition of OMI and further additions to the fleet, to repay mortgage debt and bank loans and to pay dividend to shareholders during the year, which required a total of USD 2,665 million in cash.

The Company’s operations generated a cash inflow of USD 205 million in 2007 compared to an inflow of USD 233 million in 2006 and an inflow of USD 261 million in 2005, which was historically high. USD 810 million was invested in the acquisition of OMI. In addition, the Company invested USD 291 million in tangible fixed assets during the 2007, primarily comprising the extension of the fleet, compared to USD 262 million in 2006 and USD 636 million in 2005. The Company did not generate any significant cash flows from the sale of non-current assets in 2007, whereas the total cash inflow from the sale of vessels was USD 145 million in 2006 and USD 178 million in 2005. Furthermore, the Company generated a cash inflow of USD 737 million from sale of equity interests and securities in 2007, of which USD 704 million related to the sale of the shares in NORDEN.

The total cash inflow from financing activities amounted to USD 243 million compared to a cash outflow of USD 239 million in 2006 and a cash inflow of USD 303 million in 2005. Additional borrowing generated inflow of USD 1,809 million for the financing of the acquisition of OMI, the newbuilding program and purchase of secondhand vessels, while repayments on mortgage debt and bank loans amounted to USD 1,142 million. Dividend payments to TORM’s shareholders, which in 2007 amounted to USD 424 million, also affected cash flow from financing activities.

As at December 31, 2007, TORM had entered into credit agreements with leading banks with a total commitment of USD 1,964 million, of which USD 1,657 million was drawn. Of the total borrowings of USD 1,657 million, USD 1,532 million was bearing variable interest. The credit agreements are dedicated to the financing of new tonnage and to the ongoing financing of some of the existing vessels.

On April 14, 2008, the Company entered into a USD 900.0 million revolving credit facility with Danske Bank A/S, HSH Nordbank AG, BNP Paribas and Skandinaviska Enskilda Banken AB.

For all 21 vessels in the newbuilding programme payments corresponding to approximately 26% of the aggregate contract price have been made. The total outstanding contractual commitment under the newbuilding programme amounted to USD 745 million as at December 31, 2007.

TORM believes that based on available cash and planned investments, projected operating cash flows in the next 12 months and financing capacity, the Company has sufficient cash flow to meet the operating requirements, cash flow obligations and other strategic initiatives set by the Company’s Board of directors. TORM also believes that the current fleet structure, based on time charters and owned vessels, provides the Company with the flexibility to react to changes in market conditions reducing the exposure to negative market developments.

For further disclosure and discussion of our contractual obligations please refer to Item 10C and Notes 14 and 18 to the consolidated financial statements.

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

EFFECTS OF INFLATION

Inflation generally affects us by increasing the interest expense of floating rate indebtedness and by increasing the cost of labor, dry-docking costs and other operating expenses. We do not believe inflation has had or will have a material impact on our operations. Inflationary pressures on bunker costs are not expected to have a material effect on our future operations because freight rates for voyage charters are generally sensitive to the price of a ship’s fuel. A sharp rise in bunker prices tends to have only a temporary negative effect on results since freights generally adjust after prices settle at a higher level.

C.	Research and development, patents and licenses, etc.

Not Applicable.

D.	Trend information

EXPECTATIONS FOR 2008

The forecast profit before tax for 2008 as at April 30, 2008 is USD 250-270 million. TORM’s financial results primarily depend on the number of earning days and developments in freight rates. As of April 30, 2008, 49% of the remaining earning days in the Tanker Division for 2008 had been covered at an average rate of USD/day 21,828 vs. 41% at an average of USD/day 24,966 at the same time in 2007. As of April 30, 2008, 80% of the remaining earning days in the bulk division for 2008 had been covered at an average rate of USD/day 48,400 vs. 94% at an average rate of USD/day 25,150 at the same time in 2007.

This forecast is subject to a degree of uncertainty in as much as a number of factors could significantly impact freight rates and consequently the earnings of both the product tankers and the bulk carriers.

For 2008, the following external factors are expected to have the greatest influence on earnings:

•	Global economic trends.

•	Consumption of refined oil products.

•	Transport of raw materials, mainly iron ore, coal and grain, to Asia in particular.

•	The economic development in the USA.

•	Additions and scrapping of vessels.

•	One-off events such as strikes, political instability in the oil-exporting countries, weather conditions, shutdown of refineries, etc.

•	Potential national or international interventions against shipping companies’ energy consumption or CO2 emission.

Tanker Division

TORM expects the Company’s product tanker rates to be approximately 10% lower in 2008 than in 2007. The lower forecast is the result of a weak winter market at the outset of 2008 and the substantial addition of new product tankers. Seasonal fluctuations mean that the first and the fourth quarters are traditionally the strongest due to the winter season. It is an assumption that the market is not affected by one-off events during the year.

The following factors will affect the developments:

Tonnage Supply

The global product tanker fleet will be expanded as a result of a large order book of vessels for delivery in 2008. On this basis, a net addition of approximately 18% is expected in the business areas in which TORM operates (source: Inge Steensland AS Shipbrokers).

The phase-out of vessels is expected to be limited in 2008. On the other hand, a significant number of vessels are expected to be scrapped leading up to 2010, when all single-hulled vessels will be phased out.

The high rates in the bulk segment have made it financially viable to convert oil tankers into bulk carriers. It is TORM’s evaluation that such conversions of existing fleets as well as newbuildings will limit the addition to the fleet by 10-15% in 2008, although it should be noted that calculating the number of conversions is subject to considerable uncertainty.

Tonnage Demand

Energy Information Administration (EIA) expects an increase in global oil consumption of approximately 1.6% in 2008.

Ton-miles, which illustrates the total demand for capacity for seaborne transports of oil products, is expected to increase by 4% in 2008. The increase in transport of refined oil products is expected to be 5.9% (source: Marsoft). Calculating these figures is subject to considerable uncertainty.

US gasoline consumption, which grew by 0.8% in 2007, is expected to grow by 0.8% in 2008 (source: EIA).

European fuel consumption is changing as sales of diesel vehicles increase, thus creating an opportunity to export gasoline from Europe to the USA and diesel from the USA to Europe.

The extension of refinery capacity in India and the Middle East up to 2011 will significantly exceed the immediate consumption in these areas, and a sharp increase in exports of refined oil products is expected as a result. This will have a positive impact on the market for product tankers.

Bulk Division

The bulk market rose sharply in 2007 and experienced very high, but also highly volatile, freight rates. TORM expects the bulk market to be characterized by high but volatile freight rates in 2008 as well.

As a result of this expected great volatility, TORM continues its practice of hedging a significant part of its exposure by chartering out vessels on long-term contracts of typically one to two years’ duration.

The development in the bulk market will remain highly dependent on global economic trends. However, freight rates will depend particularly on Chinese economic growth, and thus the consumption of steel and coal in China. Freight rates will also depend on waiting days – in particular in Australian ports. In 2007, up to 10% (source: Howe Robinson and Co. Ltd.) of the global bulk fleet had to wait to load cargoes – especially coal – in Australian ports.

E.	Off-balance sheet arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular disclosure of contractual obligations

We have various contractual obligations and commercial commitments to make future payments including debt agreements, lease obligations and purchase commitments. The following table summarizes our future obligations under these contracts due by period as of December 31, 2007 (in USD million):

USD million	2008	2009	2010	2011	2012	There-after	Total
Long-Term Debt (1)	768.8	139.1	69.1	112.6	107.7	456.1	1,653.4
Interest payments fixed by interest rate swaps (3)	28.6	20.0	15.5	10.3	6.3	2.0	82.7
Estimated variable interest payments (4)	74.2	73.3	68.3	66.1	61.4	110.3	453.6
Chartered-in Vessels (incl. vessels not delivered) (Operating leases)	177.6	181.8	147.9	131.6	120.0	397.8	1,156.7
Newbuilding installments (Purchase Obligations) (2)	273.5	249.7	207.2	37.8	0.0	0.0	768.2
Other operating leases	3.7	3.6	3.3	3.1	2.7	5.2	21.6
Total	1,326.4	667.5	511.3	361.5	298.1	971.4	4,136.2
(1)	Debt payments could be accelerated upon violation of debt covenants. We are in compliance at December 31, 2007 and we believe the likelihood of a debt covenant violation is remote.
(2)	Debt financing will provide an estimated 70%-80% of the newbuilding installments.
(3)	Actual fixed rates according to interest rate swaps are used for the covered interest payments. Please refer to Item 11 for further information.
(4)	Variable interest payments are estimated based on a 6% net interest rate including margin.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in conformity with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are affected by the way TORM applies its accounting policies. An accounting estimate is considered critical if: the estimate requires Management to make assumptions about matters that were highly uncertain at the time the estimate was made; different estimates reasonably could have been used; or if changes in the estimate that would have a material impact on the Group’s financial condition or results of operations are reasonably likely to occur from period to period. Management believes that the accounting estimates employed are appropriate and the resulting balances are reasonable. However, actual results could differ from the original estimates requiring adjustments to these balances in future periods.

Management believes that the following are the significant accounting estimates and judgments used in the preparation of the consolidated financial statements.

Carrying amounts of vessels

The Group evaluates the carrying amounts of the vessels to determine if events have occurred that would require a modification of their carrying amounts. The valuation of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. In assessing the recoverability of the vessels, the Group reviews certain indicators of potential impairment such as reported sale and purchase prices, market demand and general market conditions. Market valuations from leading, independent and internationally acknowledged shipbroking companies are obtained on a semi-annual basis as part of the review for potential impairment indicators. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the net selling price and the discounted future cash flows.

The review for potential impairment indicators and projection of future undiscounted and discounted cash flows related to the vessels is complex and requires the Group to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile.

The carrying amounts of TORM’s vessels may not represent their fair market value at any point in time as market prices of secondhand vessels to a degree tend to fluctuate with changes in charter rates and the cost of newbuildings. However, if the estimated future cash flow or related assumptions in the future experience change, an impairment of vessels may be required.

There were no indicators of impairment noted or impairments of vessels recorded in 2005, 2006 or 2007.

Tax

All significant Danish entities within the Group entered the Danish tonnage taxation scheme, which went into effect on January 1, 2001, and have filed tax returns for 2001 to 2006. The assessment of the tax returns by the tax authorities has not yet been completed for 2005 and 2006, and we have filed a complaint regarding the assessments for 2001, 2002, 2003 and 2004. The tax regulations are highly complex, and while the Group aims to ensure the estimates of tax assets and liabilities that it records are accurate, there may be instances where the process of agreeing the tax liabilities with the tax authorities could require adjustments to be made to estimates previously recorded.

It is the Group’s assessment that there is significant uncertainty as to the estimate of taxes payable as of December 31, 2007 due to the lack of precedents that have interpreted the tonnage tax regulation. The estimate is based on scenario analyses and discussions with the tax authorities, tax advisors and industry organizations, and the uncertainty primarily relates to the division of the activities between income and expenses from shipping related activities, which are taxed under the tonnage tax scheme, and income and expenses from other activities, which are not taxed under the tonnage tax scheme.

CHANGES IN ACCOUNTING POLICIES

TORM has implemented IFRS 8 “Operating Segments” in the annual report for 2007. The standard replaces IAS 14.In addition, the Company has implemented IFRIC 10 “Interim Financial Reporting and Impairment” and IFRIC 11 “IFRS 2 – Group and Treasury Share Transactions”.

The implementation of the above standard and interpretations has not affected TORM’s financial statements.

Accounting policies not yet adopted

IASB has issued an amendment to IAS 1 “Presentation of Financial Statements”. The most notable changes in comparison to the current version of IAS 1 are:

•
A requirement that “comprehensive income” is presented either in a single statement or in two statements (an income statement and a statement of comprehensive income, in which net profit for the year is included in one line). The statement of changes in equity can no longer include elements of comprehensive income, but only the total of this statement.

•
When changes in accounting policies or restatements have occurred, a statement of financial position (balance sheet) at the beginning of the comparative period is presented (i.e., two years comparative figures).

•	A requirement for information regarding the tax effect of each item in “other comprehensive income”.

•	A requirement of disclosure of amounts that are reclassified from other comprehensive income to net profit for the year (“recycling”).

•	The terminology regarding the financial statements in accordance with IFRS is changed.

IASB has issued an amendment to IAS 23 “Borrowing costs.” The changes to IAS 23 imply that the Company is required to capitalize borrowing costs that relate directly to assets acquisition, construction or production of a qualifying asset, including vessels, as part of the cost of the asset.

TORM expects to implement these changes when they become effective in 2009.

The implementation of IAS 1 will change the presentation of the financial statements, whereas the implementation of the amendment to IAS 23 will not affect the financial statements.

In 2008, IASB has issued revised IFRS 3 “Business Combinations”, amendments to IAS 27 “Consolidated and Separate Financial Statements”, amendment to IFRS 2 “Share-Based Payment: vesting conditions and cancellations”, which have not yet been endorsed by the EU. The effect of these amendments on the financial statements is yet to be determined.

RECENT DEVELOPMENTS

Acquisition of 50% of FR8

In January 2008, TORM entered into an agreement to buy 50% of the shipping company FR8 for USD 125 million. FR8 controls 25 vessels including three LR2 newbuildings for delivery in 2008. The seller, Projector, an international oil trader, will continue as co-owner of FR8 and will in the future provide oil cargoes to TORM. In addition, the acquisition will enhance TORM’s insight into the demand parameters influencing the product tanker market.

Sale of one bulk vessel

In April 2008, TORM entered into an agreement to sell the Panamax bulk carrier TORM Marlene (built in 1997). The vessel was sold for a total consideration of USD 70 million and was delivered in May 2008.

G.	Safe harbor

Forward-looking information discussed in this Item 5 includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.” We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Please see “Cautionary Statement Regarding Forward-Looking Statements” in this Report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Set forth below are the names, ages and positions of our directors and executive officers.

Name	Age	Position
Board of Directors:
Niels Erik Nielsen	60	Chairman of the Board
Christian Frigast	56	Deputy Chairman of the Board
Lennart Arnold Johan Arrias	59	Director
Margrethe Bligaard	40	Director, joined in April 2007
Ditlev Engel	44	Director, resigned in April 2007
Peder Mouridsen	57	Director, resigned in April 2007
Niels Peter Abildgaard Nielsen	43	Director, joined in April 2007
Gabriel Panayotides	53	Director
Stefanos-Niko Zouvelos	52	Director
Bo Jagd	65	Director, joined in April 2008
Einar Michael Steimler	60	Director, joined in April 2008

Management:
Klaus Kjaerulff	56	Chief Executive Officer and acting Chief Financial Officer from June 2006 – May 2008
Roland M. Andersen	40	Chief Financial Officer since May 2008
Mikael Skov	44	Chief Operating Officer, appointed in April 2007

Biographical information with respect to each of our directors and executives is set forth below.

Niels Erik Nielsen has been Chairman of our Board of Directors since April 25, 2002. Prior to that Mr. Nielsen was the Deputy Chairman of our Board of Directors from September 26, 2000. Mr. Nielsen is also a partner with the Danish law firm, Bech-Bruun, which provides certain legal services to us. He is a member of TORM’s remuneration committee and a member of the board of directors of several Danish companies, including Amagerbanken Aktieselskab, Ambu A/S, Charles Christensen A/S, Cimber Air Holding A/S, Danica-Elektronik A/S, Gammelrand Skærvefabrik A/S, GPV Industri A/S, InterMail A/S, Mezzanin Kapital A/S, Pele Holding A/S, P.O.A. Ejendomme A/S, Satair A/S, SCF-Technologies A/S and Weibel Scientific A/S. Mr. Nielsen holds a Master’s of Law degree from the University of Copenhagen.

Christian Frigast has been a director of the Company since September 26, 2000 and Deputy Chairman since April 25, 2002. He is a member of TORM’s audit committee and remuneration committee. Mr. Frigast is the managing director of Axcel A/S, a Danish investment company. He also serves as a member of the board of directors of numerous companies including Holdingselskabet af 1. august 1997 A/S and several companies related to Axcel A/S. Mr. Frigast holds a Master’s of Science degree in Economy from the University of Copenhagen.

Lennart Arnold Johan Arrias has been a director of the Company since 2003. Mr. Arrias is employed by TORM as a Captain and has been with the Company since 1992. He has been elected by the employees of TORM to our Board of Directors.

Margrethe Bligaard has been a director of the Company since April 2007. Ms. Bligaard is employed by TORM as General Manager in the Tanker Division with responsibility for performance development and has been with TORM since 1989. She has been elected by the employees of TORM to our Board of Directors.

Ditlev Engel has been a director of the Company since April 25, 2002. Mr. Engel is Group President and CEO of Vestas Wind Systems A/S. He serves as a member of the board of directors for several companies related to Vestas Wind Systems A/S. Prior to that, Mr. Engel was the CEO of Hempel A/S from 2000 to 2005.  Mr. Engel holds a Bachelor of Science degree and a Diploma in Economy from the Copenhagen Business School. Mr. Engel retired as a director of the Company 29 June 2007.

Peder Mouridsen has been a director of the Company since 2003. Mr. Mouridsen is employed by TORM as a Chief Engineer and has been with the Company since 1970. He has been elected by the employees of TORM to our Board of Directors. Mr. Mouridsen retired as a director of the Company at the annual general meeting held in April 2007.

Niels Peter Abildgaard Nielsen has been a director of the Company since April 2007. Mr. Abildgaard is employed by TORM as General Manager for Quality and Vetting and has been with TORM since 1987. He has been elected by the employees of TORM to our Board of Directors.

Gabriel Panayotides has been a director of TORM since September 2000. Mr. Panayotides is Chairman of Excel Maritime Carriers Ltd. listed on the American Stock Exchange. Mr. Panayotides has been engaged in the ownership and operation of ships since 1978 and sits on the Greek Committee of Classification Society Bureau Veritas and Lloyd’s Register of Shipping.

Stefanos-Niko Zouvelos has been a director of TORM since April 2006. Mr. Zouvelos is General Manager of Beltest Shipping Company Ltd. in Cyprus, an investment holding company specializing in the shipping sector and the largest shareholder of TORM. Prior to that, Mr. Zouvelos served as a Financial Manager of Good Faith Shipping Co. from 2000 to 2004.  He holds a Master of Science degree in Quantitative Economics from the University of Stirling, Scotland, and has been engaged in the shipping business since 1984.

Bo Jagd has been a director of TORM since April 2008. Mr. Jagd was Managing Director and CEO of Danish Ship Finance A/S from 1992 to April 2008. Prior to that he held senior positions in banking in Denmark, UK and Singapore. Mr. Jagd holds a degree in Business Finance from Copenhagen Business School and is a member of TORM’s Audit Committee. Special competencies: finance, risk management, financial analysis, general management, corporate governance.

Einar Michael Steimler has been a director of TORM since April 2008.  Mr. Steimler was Chief Executive Officer of Tankers (UK) Agencies Ltd between 2000 and 2008 and is now Chairman/Consultant. His directorships of both publicly listed and private companies include Euronav NV in Belgium, Beacon Shipping Holdings Ltd. in Singapore and the advisory board of Grand Union Holdings Ltd. in Greece. He graduated from the Norwegian School of Business Management with a degree in Economics and Marketing in 1973 and has over thirty years experience in the shipping industry..

Klaus Kjaerulff has been our Chief Executive Officer and Managing Director since September 2000 and TORM’s acting Chief Financial Officer since June 2006. Mr. Kjaerulff has worked for TORM since 1976. From 1997 to 2000, he served as Executive Vice President responsible for our Tanker and Bulk Divisions. From 1981 to 1997, Mr. Kjaerulff was Vice President of our Tanker Division. He is deputy chairman of the board of the Danish Shipowners’ Association and also serves as a member of the board of directors for ICC Denmark, Assuranceforeningen SKULD, Norske Veritas Råd and The Trade Council of Denmark.

Roland M. Andersen has been appointed our Chief Financial Officer as of May 26, 2008. Before this Mr. Andersen, served as CFO for Danish mobile- and broadband player Sonofon | Cybercity. During 2000-2005 Roland M. Andersen was CFO for private equity owned Cybercity. Prior to this he held positions with A.P. Møller-Maersk, the latest one as CFO for A.P. Møller-Maersk Singapore

Mikael Skov has been appointed our Chief Operating Officer as of April 1, 2007. Mr. Skov has worked for TORM since 1984. From 2000 to 2007 he served as Executive Vice President for TORM’s Tanker Division.

B.	Compensation

In 2007, we incurred an expense of  USD 0.5 million to the Board of Directors and USD 5.8 million to our executives including the value of expensed share-based compensation. We have not set aside any amounts to provide pension, retirement or similar benefits to our directors and executive officers. For a description of our stock option plan please refer to “Incentive scheme” below. The members of Management are, in the event of termination by the Company, entitled to a severance payment of up to 24 months’ salary. The pension age for members of Management is 62.

C.	Board Practices

The members of our Board of Directors are elected for four-year terms. At the end of each term, they are eligible for re-election. All current Board members were elected at the annual general meeting in April 2007, except for Mr. Zouvelos who was elected at the annual general meeting in April 2006, and Bo Jagd and Einar Michael Steimler who were elected in April 2008.  All our Board members  will be eligible for re-election in 2011, except for Mr. Zouvelos who will be eligible for re-election in 2010, and Bo Jagd and Einar Michael Steimler who will eligible for re-election in 2012. There are no service contracts between us and any of our directors providing for benefits upon termination of a director’s election.

Committees of the Board of Directors

On July 31, 2005, we established an audit committee, which adopted an audit committee charter in compliance with Nasdaq’s corporate governance rules, except for the exemptions noted below.  Our audit committee is comprised of two independent members of our Board of Directors who will be responsible for reviewing our accounting controls and recommending to the Board of Directors the engagement of our outside auditors.  The members of the audit committee are Messrs. Christian Frigast and Bo Jagd.  In addition, we have established a remuneration committee that is comprised of two independent members of our Board of Directors which are responsible for establishing executive officers’ compensation and benefits.  The members of our compensation committee are Messrs. Niels Erik Nielsen and Christian Frigast.

Exemptions from Nasdaq corporate governance rules

We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Kingdom of Denmark. Therefore, we are exempt from many of Nasdaq’s corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, notification of material non-compliance with Nasdaq corporate governance practices and the establishment of an audit committee and a formal written audit committee charter. The practices that we follow in lieu of Nasdaq’s corporate governance rules are described below.

•
In lieu of a nomination committee comprised of independent directors, our Board of Directors will be responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees. Shareholders may also identify and recommend potential candidates to become board members in writing.  Also, under Danish law, three of our nine directors are elected by our employees.  No formal written charter has been prepared or adopted because this process is outlined in our Articles of Association and in the laws of the Kingdom of Denmark.

•
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

•
As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq corporate governance rules or Danish law. Consistent with laws of the Kingdom of Denmark and as provided in our Articles of Association, we will notify our shareholders of meetings between 14 days and four weeks before the general meeting, which is to be held every year before the end of April. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our Articles of Association provide that shareholders must give us advance notice to properly introduce any business at a general meeting of the shareholders no later than February 15 before such general meeting. Our Articles of Association also provide that shareholders may designate a proxy to act on their behalf.

Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.

D.           Employees

The numbers of employees we employed, on average, for the previous three financial years, are as follows:

	2005	2006	2007
Land-based employees
Denmark	103	112	125
Other	20	26	75
Total	123	138	200
Seafarers (officers)	216	215	239
Total employees	339	353	439

In 2005 and 2006 approximately 33 and in 2007 approximately 53 of our employees were employed in administrative positions. The majority of the staff on vessels owned by our subsidiaries and associated companies are not employed by us.

E.           Share ownership

The following table sets forth information as of April 30, 2008 regarding the total amount of capital stock owned by our officers and directors on an individual basis:

Name	Position	Shares (Nom. Hold.)	Share options (Nom. Hold.)
Niels Erik Nielsen	Chairman of the Board	*	0
Christian Frigast	Deputy Chairman of the Board	*	0
Lennart Arnold Johan Arrias	Director	*	*
Margrethe Bligaard	Director	0	*
Stefanos-Niko Zouvelos	Director	*	0
Niels Peter Abildgaard Nielsen	Director	0	*
Gabriel Panayotides	Director	*	0
Bo Jagd	Director	0	0
Einar Michael Steimler	Director	0	0
Klaus Kjaerulff	Chief Executive Officer	*	*
Mikael Skov	Chief Operating Officer	*	*
*      The person beneficially owns shares/holds share options less than one percent of our common shares.

Incentive scheme

In 2007, we created an incentive scheme for Management, all land-based employees and officers employed on permanent contracts (apart from trainees, apprentices and cadets) that are directly employed in A/S Dampskibsselskabet Torm. The Board of Directors is not included in the programme. In total, approximately 331 employees are included in the programme for 2007 and the programme covers the financial years of 2007, 2008 and 2009. The participants have been granted bonus as well as options to purchase shares in the Company with no cash settlement option.

The bonus will be awarded based on TORM achieving a calculated ROIC (Return on Invested Capital) in each financial year compared to each year’s budgeted ROIC. 75% of the achieved bonus will be paid in cash and 25% in shares, which the employees will own provided that they are still employed by the Company after a period of two years (restricted shares). The number of restricted shares granted to the employee will depend on the market price for the TORM shares when TORM’s annual report for the grant year is published. The individual employee’s share of the bonus will be based partly on the individual’s salary and partly on the evaluation of the individual’s performance.

Of the share options, 50% are granted with a fixed exercise price (standard options) and 50% are granted with an exercise price that is determined ultimately with the publication of TORM’s annual report after a three-year period, i.e. for the grant for 2007, in March 2010. The exercise price is determined by the relative development in TORM’s share price in relation to a defined peer group (peer group options). If the TORM share develops relatively better than the peer group, the share options will have a value.

Please refer to Note 4 to the consolidated Financial Statements for further information.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major shareholders.

Our capital stock is comprised of common shares, par value DKK 5 per share. Shareholders holding 5% or more of the total number of our outstanding shares are required to file information with the Copenhagen Stock Exchange. The following table sets forth information regarding the owners of 5% or more of our common shares as of April 30, 2008 according to announcements made to the Copenhagen Stock Exchange in accordance with Section 29 of the Danish Securities Trading Act. None of the shareholders have any special voting rights.

Name	Number of Shares	Percentage of Class
Beltest Shipping Company Ltd.	23,409,100	32.2%
Menfield Navigation Company Limited	14,564,704	20.0%
A/S Dampskibsselskabet TORM’s Understøttelsesfond, Denmark	4,556,880	6.3%

Beltest and its parent company, Ryder Holdings Inc., have filed a Schedule 13D with the SEC. Menfield Navigation Company Limited acquired 14,564,704 shares, or 20.0% of our outstanding shares during 2003, 2004 and 2005. A/S Dampskibsselskabet TORM’s Understøttelsesfond’s has filed a Schedule 13G with the SEC and its shareholding in TORM has not changed over the last four years.

Beltest Shipping Company Ltd., A/S Dampskibsselskabet TORM’s Understøttelsesfond and Menfield Navigation Company Limited have given notices of their shareholdings to the Copenhagen Stock Exchange.

B.           Related party transactions.

The members of the Company's Board of Directors and Management, close members of the family to these persons and companies where these persons have control or exercise significant influence are considered as related parties with significant influence.

TORM has during the financial year paid USD 6.8 million to an entity owned by Beltest Shipping Company Limited under a time charter agreement. Furthermore, TORM has during the financial year paid USD 0.3 million for legal assistance to the law firm Bech-Bruun in which Mr. Niels Erik Nielsen, Chairman of the Board of Directors, is a practicing partner.

Management remuneration is disclosed in Note 4 to our consolidated financial statements.

C.           Interests of experts and counsel.

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 17.

DIVIDEND DISTRIBUTION POLICY

Under Danish law, we are permitted to distribute dividends from our surplus capital. Any decision to distribute dividends will be at the discretion of the Board of Directors and must be approved by the shareholders at our annual general meeting.  Our shareholders approved a dividend of DKK 4.5 corresponding to USD 0.9 for every DKK 5 share at the annual general meeting in 2008.

There are no restrictions in our existing financing arrangements on our ability to pay dividends to our shareholders.

B. Significant Changes.

Not Applicable.

ITEM 9.	THE OFFER AND LISTING

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

The average daily trading volume may not be indicative of actual trading volumes and liquidity. Please also refer to “Risk Factors - There may be no active public market for you to resell our ADSs.” For the previous five full years:

DKK	2003	(*)	2004	2005	2006	2007
Low	14.33		48.44	110.99	116.50	172.00
High	45.72		124.55	180.77	201.75	239.75
Average Daily Volume	100,832		162,702	302,890	327,508	306.668
The offer and listing details are adjusted in accordance with the stock split as of May 23, 2007.

(*): Adjusted for the issue of bonus shares in May 2004.

For the previous two full years and subsequent periods, by quarter:

2006	1st quarter	2nd quarter	3rd quarter	4th quarter
Low	139.50	116.50	130.00	149.00
High	155.75	150.00	156.00	201.75
Average Daily Volume	285,992	334,038	222,128	473,030

2007	1st quarter	2nd quarter	3rd quarter	4th quarter
Low	176.50	191.25	187.25	172.00
High	195.75	219.25	236.50	239.75
Average Daily Volume	243,606	349,349	350,098	285,625

For the previous six months:

	November	December	January	February	March	April
	2007	2007	2008	2008	2008	2008
Low	172.00	177.00	137.50	149.50	130.50	137.50
High	214.50	199.25	183.00	170.00	146.00	161.00
Average Daily Volume	299,126	217,880	313,023	191,697	249,019	237,790

B.           Plan of Distribution

Not Applicable.

C.           Markets.

Our common shares are currently trading on the Copenhagen Stock Exchange. Our ADSs, each representing one common share, are listed on the Nasdaq National Market under the abbreviation “TRMD.” The tables below sets forth, for the periods indicated, the high and low closing sale price in U.S. Dollars and the average daily trading volume for our shares on the Nasdaq National Market. Trading on the Nasdaq National Market commenced on April 16, 2002. Although we have provided the average daily trading volume of our shares for the periods indicated, the trading volume of our shares on the Nasdaq National Market is extremely volatile and daily trading ranges from none to several thousand shares.

USD	2003	(*)	2004	2005	2006	2007
Low	1.58		8.56	19.34	19.34	30.98
High	7.87		22.45	29.79	36.20	45.65
Average Daily Volume	10,166		29,678	28,426	6,274	14,506
The offer and listing details are adjusted in accordance with the share stock in May 2007.

(*): Adjusted for the issue of bonus shares in May 2004.

For the previous two full years and subsequent periods, by quarter:

2006	1st quarter	2nd quarter	3rd quarter	4th quarter
Low	22.76	19.34	21.82	25.06
High	25.44	25.08	26.89	36.20
Average Daily Volume	6,310	7,012	3,698	8,080
2007	1st quarter	2nd quarter	3rd quarter	4th quarter
Low	30.98	34,64	33.47	34.43
High	34.75	40.00	42.89	45.65
Average Daily Volume	8,357	5,323	16,528	27,712

For each of the previous six months:

	November	December	January	February	March	April
	2007	2007	2008	2008	2008	2008
Low	34.97	34.43	28.33	29.84	27.52	29.09
High	42.06	39.50	35.47	33.53	30.10	35.30
Average Daily Volume	21,937	22,537	34,138	32,566	41,063	27,977

D.           Selling Shareholders

Not Applicable.

E.           Dilution

Not Applicable.

F.           Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

This section summarizes our share capital and the material provisions of our Articles of Association, including rights of holders of our shares. The description is only a summary and does not describe everything that our Articles of Association contain. A copy of our Articles of Association was filed with the Securities and Exchange Commission on Form 6-K filed on April 25, 2008, as Exhibit 1.  As a foreign private issuer, we are not subject to the proxy rules applicable to issuers under Section 14 of the Exchange Act of 1934, as amended, and our officers, directors and principal shareholders are not subject to the short-swing profit disclosure and recovery provisions of Section 16 of that act. We intend to provide quarterly reports for the first three quarters of each fiscal year to the Securities and Exchange Commission on Form 6-K containing unaudited financial and other information that we file with the Copenhagen Stock Exchange.

A.           Share capital.

Not Applicable.

B.           Memorandum and Articles of Association.

Our Articles of Association provide that our principal objectives are

•	to carry out business within shipping, chartering and other transport services;

•	to make investments, including in real estate; and

•	to carry on such other business as determined by the Board of Directors to be consistent with such objectives.

The Rules of Procedure that govern our Board of Directors prohibit a director from participating in the consideration of business regarding agreements in which the director is a participant or in which the director has a material interest. Any agreements between us and a director or between us and a third party in which a director has an interest must be approved by the Board of Directors. The Rules of Procedure also provide that a director shall retire at the first general meeting following the director’s 70th birthday.

Our Articles of Association also contain the following provisions:

•	our Board of Directors shall receive a fixed stipend, which shall be set by the Board of Directors and approved by the shareholders during the annual general meeting;

•	any dividend payable to a shareholder which remains unclaimed after five years shall accrue to us;

•	each common share shall have the right to one vote;

•	directors are elected for four year terms, after which they are entitled to be re-elected;

•	there are no redemption rights; and

•
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

    With regard to general and special meetings, the Articles of Association provide that:

•	special meetings can be convened by the Board of Directors and the auditors at any time on at least eight days notice but cannot be more than four weeks in advance;

•	holders of at least 10% of our share capital can request special meetings by submitting a written request to the Board of Directors, which then has 14 days to convene a meeting;

•	shareholders desiring to attend the general meeting must obtain an admission card from us at least four days prior to the meeting;

•
admission cards will be issued to registered holders, and holders of unregistered shares who have obtained a deposit receipt issued by the depository bank (or Danish Securities Center) and a written declaration that the shares will not be transferred until after the general meeting;

•
shares acquired from another shareholder will not have any voting rights unless the shares are registered or unless the holder has filed and provided proof of ownership at least one day prior to the announcement of the general meeting; and

•	proposals by shareholders must be submitted in writing to the Board of Directors before February 15th in order to be considered at the annual general meeting.

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

Danish law permits companies to adopt cumulative voting provisions and staggered terms for our board of directors, but we have not adopted such provisions. Danish law also prohibits companies from adopting “poison pill” measures that could prevent a takeover attempt by discriminating against a shareholder or a group of shareholders.

C.           Material contracts.

The following is a summary of our material contracts. This summary is qualified in its entirety by reference to the full text of the actual documents, which govern the transactions we describe.

NEWBUILDING CONTRACTS

We have entered into four contracts with Tsuneishi Zhoushan Shipyard, China, each for the construction of a Kamsarmax 82,100 dwt bulk carrier. Delivery of the bulk carriers is scheduled between December 2010 and May 2011.. We have entered into 13 contracts with Guangzhou Shipyard, China, each for the construction of a Handymax 50,500 to 52,000 dwt product tanker, which are scheduled for delivery between May 2008 and November 2010. We have entered into three contracts with Dalian Shipyard, China each for the construction of a Panamax 110,000 dwt product tankers, which are scheduled for delivery between May 2008 and January 2009. We have entered into a contract with Hyundai Mipo Shipyard, South Korea for construction of a Handysize 37,000 dwt product tanker.

LOAN AGREEMENTS AND CREDIT FACILITIES

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

On March 1, 2005, the Company entered into a USD 161.3 million revolving credit facility with Import Export Bank of China to assist in the financing of five newbuildings. The interest rate is fixed based upon LIBOR. As security for our obligations under the debt instrument, we have granted to Nordea Bank Denmark, who acts as guarantors towards Import Export Bank of China for us, a first priority mortgage, registered over and against the five vessels. The loan is due to be repaid in 2013.

On December 23, 2005, TORM Singapore Pte. Ltd., a company wholly-owned by TORM, entered into a USD 237.0 million loan agreement with The Hong Kong And Shanghai Banking Corporation Limited to assist in the financing of seven vessels in the TORM fleet. The interest rate is a variable rate based upon LIBOR. As security for our obligations under the debt instrument, we have granted to The Hong Kong And Shanghai Banking Corporation Limited a first priority mortgage, registered over and against the seven vessels.  The loan is due to be repaid in 2015.

On April 20, 2006, the Company entered into a USD 99.2 million revolving credit facility with Danske Bank A/S to assist in the financing of 2 vessels in the TORM fleet. The interest rate is a variable rate based upon LIBOR. As security for our obligations under the debt instrument, we have granted to Danske Bank a first priority mortgage, registered over and against the 2 vessels. The loan is due to be repaid in 2009.

On December 22, 2006, the Company entered into a USD 500.0 million revolving credit facility with Nordea Bank Danmark A/S to assist in the financing of future vessels. The interest rate is a variable rate based upon LIBOR. As security for our obligations under the debt instrument, Nordea Bank Danmark A/S will be granted a first priority mortgage, registered over and against the relevant vessels. The loan is due to be repaid in 2016.

On April 8, 2008, TORM Singapore Pte. Ltd., a company wholly-owned by TORM, entered into a USD 150.0 million loan agreement with DBS Bank Ltd and Bayerische Hypo- und Vereinsbank AG to assist in the financing of three vessels in the TORM fleet. The interest rate is a variable rate based upon LIBOR. As security for our obligations under the debt instrument, we have granted to a first priority mortgage, registered over and against the three vessels.  The loan is due to be repaid in 2013.

On April 14, 2008, the Company entered into a USD 900.0 million revolving credit facility with Danske Bank A/S, HSH Nordbank AG, BNP Paribas and Skandinaviska Enskilda Banken AB to assist in the financing of vessels previously owned by OMI and of future vessels. The interest rate is a variable rate based upon LIBOR. As security for our obligations under the debt instrument, we have granted a first priority mortgage, registered over and against the relevant vessels. The loan is due to be repaid in 2013.

D.           Exchange controls.

None.

E.           Taxation.

The following discussion is a summary of the material Danish and U.S. federal income tax considerations relevant to an investment decision by a U.S. Holder and a Non-U.S. Holder, as defined below, in our American Depository Shares, or ADSs, as evidenced by American Depository Receipts, or ADRs. This discussion does not purport to deal with the tax consequences of owning ADSs to all categories of investors, some of which, such as dealers in securities and investors whose functional currency is not the U.S. dollar, may be subject to special rules. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of ADSs.

DANISH TAX CONSIDERATIONS

Under Danish law, dividends paid in respect of shares are subject to Danish withholding tax at the rate of 25%, without regard to the residency of the shareholders. Non-residents of Denmark do not have to pay additional Danish income tax on the dividends, unless their shares are held in connection with a trade or business conducted from a permanent establishment in Denmark.

Non-resident shareholders may be eligible for a refund of part of the withholding tax where the shareholders are entitled to, and comply with procedures for claiming benefits under an income tax convention. Eligible shareholders who comply with certain certification procedures may claim a refund from the Danish tax authorities, which will reduce the effective withholding tax rate, normally to 15%. The claim for a refund must be certified by the holder’s local tax authorities on forms prepared by the Danish tax authorities, which are then submitted to the Danish tax authorities.

No withholding tax is levied on dividends paid to a corporation which holds at least 15% of a company’s shares, provided that the shareholder company (i) has held those shares for a minimum of one year during the time in which the dividends were paid (the one year period could be met retrospectively) and (ii) is a resident in another European Union country or in a country with which Denmark has entered into a taxation treaty which eliminates or reduces the withholding tax on dividends.

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

Denmark has entered into tax conventions reducing the withholding tax to the applicable convention rate for individual residents of the United States, Canada, Germany, Belgium, Luxembourg, Norway, Sweden, Ireland, Switzerland, Greece and the United Kingdom. The regime does not entitle the investor to a lower withholding tax rate than the rate applicable according to the double taxation treaty, but reduces the withholding tax rate from the normal rate of 25% to the withholding tax rate that applies according to the relevant double taxation treaty.

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

U.S. FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Seward & Kissel LLP, our U.S. counsel, the following are the material U.S. federal income tax consequences to us and to U.S. Holders and Non-U.S. Holders, each as defined below, regarding our ADSs. The following discussion of U.S. federal income tax matters is based on the Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all as they exist on the date hereof and all of which are subject to change, possibly with retroactive effect. In addition, the discussion is based, in part, on the description of our business as described above and assumes that we conduct our business as described in that section.

References in the following discussion to “we,” “us” and “our” are to A/S Dampskibsselskabet Torm (“TORM”) and its subsidiaries on a consolidated basis. For purposes of the discussion below, the U.S. Holders and Non-U.S. Holders of ADSs generally will be treated as the owners of the common stock of TORM represented by the ADSs.  In the following discussion, the United States Internal Revenue Service is referred to as the “IRS.”

United States Taxation Of Our Company

We anticipate that substantially all of our gross income will be derived from the use and operation of vessels in international commerce and that this income will principally consist of freights from the transportation of cargoes, hire or lease income from voyage, time or bareboat charters and the performance of services directly related thereto, which we refer to as “shipping income.” Unless exempt from U.S. taxation under Section 883 of the Code or under Article 8 of the United States-Denmark Income Tax Treaty, we will be subject to U.S. federal income taxation, in the manner discussed below, to the extent our shipping income is considered for U.S. federal income tax purposes to be derived from sources within the United States.

Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered for such tax purposes to be 50% derived from sources within the United States. Shipping income attributable to transportation that both begins and ends in the United States will be considered to be 100% derived from sources within the United States. We are not permitted by law to engage in transportation that gives rise to 100% U.S. source income.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any U.S. federal income tax.

Code Section 883 Exemption

Under Code Section 883 and the final regulations promulgated thereunder, TORM and each subsidiary that derives U.S. source shipping income will qualify for exemption from U.S. federal income tax under Section 883 in respect of such shipping income if, in relevant part:

•
TORM and each subsidiary is organized in a qualified foreign country which, as defined, is a foreign country that grants an equivalent exemption from tax to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883, which we refer to as the “country of organization requirement”; and

•
more than 50% of the value of the stock of TORM and each subsidiary is treated as owned, directly or indirectly, by individuals who are “residents” of qualified foreign countries, which we refer to as the “ownership requirement.”

Since the U.S. Treasury Department has recognized Denmark, the country of incorporation of TORM, and each of the countries of incorporation of TORM’s subsidiaries as a qualified foreign country in respect of the shipping income for which exemption is being claimed under Section 883, TORM and each subsidiary satisfy the country of organization requirement.

In respect of the ownership requirement, Section 883 provides a special publicly-traded rule applicable to both TORM and its subsidiaries. In the case of TORM, it will be exempted from having to satisfy the ownership requirement if its stock is considered to be “primarily and regularly traded on an established securities market” located in its country of organization, Denmark, in another qualified foreign country or in the United States, which we refer to as the “publicly-traded test.” Furthermore, if TORM satisfies the publicly-traded test, the stock of TORM’s subsidiaries will be deemed to be owned by individual residents of Denmark and each of the subsidiaries will satisfy the ownership requirement.

The final regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market if the number of shares that are traded during any taxable year on that market exceeds the number of shares traded during that year on any other established securities market.

At present, the sole class of TORM’s stock that is issued and outstanding is its common stock, which is listed on the Copenhagen Stock Exchange, an established securities market in Denmark. TORM’s common stock as represented by its ADSs (each representing one share of common stock) is also listed on the NASDAQ National Market (NASDAQ), which is an established securities market in the United States. However, since TORM’s common stock as represented by ADSs began trading on the NASDAQ on April 17, 2002, the trading activity has represented less than 10% of the common shares traded on the Copenhagen Stock Exchange. For the foreseeable future, TORM has no reason to expect that more common shares will not continue to be traded on the Copenhagen Stock Exchange than on the NASDAQ and therefore, the analysis below proceeds on the premise that its common shares are “primarily traded” on the Copenhagen Stock Exchange.

Under the final regulations, TORM’s common stock further provide that stock will be considered to be “regularly traded” on an established securities market if (i) more than 50% of the common stock is listed on such market and is traded on such market, other than in de minimis quantities, on at least 60 days during the taxable year and (ii) the aggregate number of shares of such stock traded on such market is at least 10% of the average number of shares of such stock outstanding during such year.

For 2007, TORM’s common stock satisfied these “regularly-traded” tests.  Furthermore, TORM has no reason to believe that this will not continue to be the case notwithstanding the ADS listing on the NASDAQ.

Notwithstanding the foregoing, the final regulations provide, in pertinent part, that TORM’s common stock will not be considered to be regularly traded on an established securities market for any taxable year in which 50% or more of the outstanding shares of such stock are owned, within the meaning of the final regulations, on more than half the days during such taxable year by persons who each own 5% or more of the outstanding shares of such stock, which we refer to as the “5% override rule.”

In the event the 5% override rule is triggered based on its “more than half the days” standard, the final regulations provide that the 5% override rule will not apply for such year if we can establish that among the closely-held group of 5% shareholders, which we refer to as the “5% closely-held group,” there are sufficient 5% shareholders that are considered to be qualified shareholders for purposes of Section 883 to preclude non-qualified 5% shareholders in the 5% closely-held group from owning 50% or more of our stock for more than half the number of days during such year, which we refer to as the “5% closely-held group exception.”

Based on its shareholdings during 2007, TORM was subject to the 5% override rule of the final regulations. However, TORM intends to obtain from one of its 5% shareholders, and from each entity in the chain of ownership between such shareholder and TORM, ownership statements required by the final regulations to support such shareholder’s status as a qualified shareholder for more than half the days of the calendar year 2007. If this ownership statement is obtained, TORM will be able to establish that the percentage ownership of TORM common shares owned by such 5% qualified shareholder for such period is such that the common share percentage owned by the remaining shareholders in the 5% closely-held group for such period falls below the 50% ownership threshold.  As a result, TORM would therefore qualify for the 5% closely-held exception. However, as of the date of this filing, TORM has not obtained this ownership statement and there is no certainty that TORM will be able to do so.

If the above ownership statement is obtained, both TORM and each subsidiary will be eligible to claim exemption from tax under Section 883 on their U.S. source shipping income earned during 2007.  However, if TORM is unable to obtain ownership statements from its 5% shareholders to establish that TORM and each subsidiary are not subject to the 5% override rule for 2007, then TORM and certain of its subsidiaries would not qualify for exemption under Section 883 and would be subject to United States federal income tax on their U.S. source shipping income unless they qualify for the benefits of the Treaty as described in more detail below.

The United States-Denmark Income Tax Treaty Exemption

Without regard to Section 883, we believe that TORM and each Danish subsidiary would qualify for exemption from U.S. federal income tax under Article 8 of the United States-Denmark Income Tax Treaty, which we refer to as the “Treaty.”  TORM’s non-Danish subsidiaries that earn U.S. source shipping income do not qualify for the benefits of the Treaty.

Under Article 8 of the Treaty, TORM and each of its Danish subsidiaries and each of its non-Danish subsidiaries that is treated as a “resident” of Denmark within the meaning of the Treaty (collectively, “Danish subsidiaries”) is exempt from U.S. federal income tax on the profits derived from the operation of ships in international traffic. As defined, profits from the “operation of ships” include profits derived from (i) time or voyage charters, (ii) the inland transport of property within the United States undertaken as part of international traffic, (iii) bareboat charters if the lessee operates the vessel in international traffic and (iv) the use, maintenance or rental of containers used in international traffic. All of the U.S. source shipping income of TORM and its Danish subsidiaries falls within the scope of the exemption provided by Article 8.

The Treaty conditions the eligibility of TORM and its Danish subsidiaries to claim exemption under Article 8 upon, among other things, TORM satisfying the publicly-traded rule of the “treaty shopping” provisions of Article 22 (Limitation Of Benefits) of the Treaty.

The publicly-traded rule provides that a Danish corporation such as TORM, as well as its Danish subsidiaries, will be entitled to the benefits of the Treaty if all of TORM’s shares in the class or classes of stock representing more than 50% of the vote and value of its stock, which we refer to as the “50% vote/value test,” are listed on a “recognized stock exchange” and are “substantially and regularly traded” on one or more recognized stock exchanges, which we refer to as the “substantially and regularly traded test.” The term “recognized stock exchange” includes the Copenhagen Stock Exchange and the NASDAQ. The shares in a class of stock are considered to be “substantially and regularly traded” if (i) trades in such class are effected on one or more recognized stock exchanges other than in de minimis quantities during every quarter, and (ii) the aggregate number of shares of that class traded during the previous taxable year is at least 6% of the average number of shares outstanding in that class during that taxable year.

TORM’s common stock is currently listed on a recognized stock exchange within the meaning of the Treaty (the Copenhagen Stock Exchange). Since the common stock is TORM’s sole class of stock, the 50% vote/value test is satisfied. Based on their recent trading history on the Copenhagen Stock Exchange over the past two years, the common shares of TORM also satisfy the substantially and regularly traded test of the Treaty and therefore TORM currently satisfies the publicly traded rule of Article 22 of the Treaty.  Although we cannot give any assurances, we have every expectation that the trading volume and trading frequency of TORM’s common shares on the Copenhagen Stock Exchange will continue to match or exceed the recent trading history of TORM’s common shares on the Copenhagen Stock Exchange.

Taxation in Absence of Internal Revenue Code Section 883 Exemption or Treaty Exemption

4% Gross Basis Tax Regime. To the extent the benefits of Section 883 or the Treaty are unavailable, the U.S. source shipping income of TORM and its subsidiaries which is not considered to be “effectively connected” with the conduct of a U.S. trade or business as discussed below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without benefit of deductions.  Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

Net Basis and Branch Tax Regime. To the extent the benefits of the Section 883 exemption or the Treaty are unavailable and the U.S. source shipping income of TORM and its subsidiaries is considered to be “effectively connected” with the conduct of a U.S. trade or business, as discussed below, any such “effectively connected” U.S. source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at graduated rates of up to 35%. In addition, TORM and its subsidiaries may be subject to the 30% “branch-level” taxes (or such lesser tax as provided by an applicable income tax treaty) on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of their U.S. trade or business.

The U.S. source shipping income of TORM or any subsidiary will be considered “effectively connected” with the conduct of a U.S. trade or business only if:

•	TORM or such subsidiary has, or is considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•
substantially all of the U.S. source shipping income of TORM or such subsidiary is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not intend to have, or permit circumstances that would result in having, substantially all of the U.S. source shipping income of TORM or its subsidiaries attributable to regularly scheduled transportation. Based on the foregoing and on the expected mode of our shipping operations, we believe that none of the U.S. source shipping income of TORM or any subsidiary will be “effectively connected” with the conduct of a U.S. trade or business.

Gain on Sale of Vessels. To the extent any of our vessels makes more than an occasional voyage to U.S. ports, TORM or its subsidiaries may be considered for United States federal income tax purposes to be engaged in the conduct of a United States trade or business. As a result, except to the extent the gain on the sale of a vessel is incidental to the Shipping Income of TORM or its subsidiaries that is exempt under either Section 883 or the Treaty, any U.S. source gain derived by TORM or its subsidiaries on the sale of a vessel may be partly or wholly subject to United States federal income tax as “effectively connected” income (determined under rules different from those discussed above) under the net basis and branch tax regime described above. However, we intend to structure sales of our vessels in such a manner, including effecting the sale and delivery of vessels outside of the United States, so as to not give rise to U.S. source gain.

Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of an ADS that (i) is a U.S. citizen or resident, a United States corporation or other United States entity taxable as a corporation, an estate, the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust and (ii) owns the ADSs as a capital asset, generally, for investment purposes.

If a partnership holds our ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our ADSs, you are encouraged to consult your own tax advisor on this issue.

Distributions. Any distributions made by the ADS depository agent, or depository, with respect to our ADSs to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Dividends paid with respect to our ADSs to a non-corporate U.S. Holder (a “U.S. Individual Holder”) may be eligible for preferential U.S. federal income tax rates (through 2010) provided that (1) we are a “qualified foreign corporation,” (2) the U.S. Individual Holder has owned our stock for more than 60 days in the 121-day period beginning 60 days before the date on which our stock becomes ex-dividend and (3) we are not a passive foreign investment company for the taxable year of the dividend or the immediately preceding taxable year (which we do not believe we are, have been or will be). The preferential tax rates apply only to U.S. Holders that are individuals, trusts or estates.

We will be treated as a “qualified foreign corporation” if either (1) our ADSs are readily tradable on an established securities market in the United States or (2) we are eligible for the benefits of a satisfactory (in the judgment of the U.S. Treasury Secretary) comprehensive income tax treaty between the United States and a foreign country which includes an exchange of information program.

Our ADSs will qualify as readily tradable or an established securities market because they are listed on the NASDAQ national market, which has been designated by the IRS as so qualifying.  Alternatively, as discussed above, we are eligible for the benefits of the Treaty and the IRS has issued guidance that the Treaty is satisfactory for this purpose.  Therefore, we believe that any dividends paid by us on our ADSs should be eligible for these preferential rates in the hands of a U.S. Individual Holder.  However, certain limitations may apply to any “extraordinary dividends” paid by us.  Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Holder.

Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in his ADSs on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividend received deduction with respect to any distributions they receive from us. Dividends paid with respect to the underlying common stock of each ADS will generally be treated as “passive category income” or, in the case of certain types of U.S. Holders, “general category  income,” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Sale, Exchange or other Disposition of ADSs. A U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our ADSs in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in the ADSs. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the ADSs is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

U.S. Taxation of “Non-U.S. holders”

A beneficial owner of an ADS that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”

Distributions. Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our common stock, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States or, if the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to those dividends, those dividends are attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of ADSs. Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our ADSs unless: (i) the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States or, if the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

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

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements.  In addition, such payments will be subject to “backup withholding” if you are a non-corporate U.S. Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

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

The taxable income for a Company for a given period is calculated as the sum of the taxable income under the tonnage tax system and the taxable income made up in accordance with to the ordinary Danish corporate tax system. The taxable income is taxed at the normal corporate tax rate (presently 25%). The taxable income may be offset by tax losses carried forward following the normal Danish Tax rules.

Capital gains in connection with the sale of vessels - calculated for each vessel as the difference between the sales price and the acquisition price plus expenses incurred for improvement of the vessel – are tax exempt. Capital gains in connection with the sale of vessels acquired prior to January 1, 2007 are taxed in accordance with the normal tax legislation.

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

If the shipping company’s transition account becomes negative, the negative amount shall be included in the taxable income unless the negative amount is fully or partially neutralized by a positive amount on the netting account plus contracted newbuild tonnage which shall be delivered within a maximum of three years.

In accordance with Danish accounting principles, the provision for deferred tax that existed at the date of enactment was released to income in 2002, which was in accordance with shipping industry practice in Denmark. However, TORM changed its accounting policies in 2005 to comply with IFRS and in order to align the accounting under IFRS deferred tax assets and liabilities are recorded in the balance sheet. As at December 31, 2007, the Company carried a deferred tax liability of USD 55.6 million in the balance sheet. In 2007, the Company paid income taxes, including tonnage tax, of USD 9.5 million. The tonnage tax legislation is relatively new, and the guidance from the authorities is not detailed in every aspect. Accordingly, in connection with the preparation of our tax returns for 2001 to 2006, we made interpretations of the new tonnage tax legislation some of which have been challenged by the tax authorities. We agree in part to some of the alternative interpretations presented by the tax authorities whereas we do not agree to other of the alternative interpretations presented. The differences in interpretation primarily relate to whether certain income and expense items are taxable under the tonnage taxation scheme or the ordinary Danish corporate tax legislation. The tax authorities have concluded their assessment of the tax returns for 2001 to 2004 and the assessment for 2005 and 2006 has not been completed. However, we have filed a complaint regarding the assessments for 2001 to 2004.

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

I.           Subsidiary Information

Not Applicable.

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from foreign currency fluctuations, changes in interest rates, changes in the prices of fuel oil and changes in freight rates. The Company sets up all bunker hedging, and indeed any other form of hedging, entirely on the basis of the specific market hedging requirements. In general, hedge accounting is applied systematically and is based upon policies.

The sensitivity analyses in Note 21 in our consolidated financial statements shows the profit and loss impact for hypothetical changes in respectively foreign currency exchange rate, interest rates, bunker prices and freight rates. This method of analysis should not be considered a projection of likely future events and profits or losses. Actual results and market conditions in the future may be materially different from those projected and changes in the instruments held and in the financial and commercial markets in which we operate could cause losses to exceed the amounts projected.

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

Foreign Exchange Rate Risk

As TORM uses USD as presentational currency and most of the Company’s transactions are denominated in USD, TORM only has limited transaction risk, which primarily relates to costs in DKK.

Exchange rate risks are assessed in relation to the USD, and the Company’s policy is to minimize the impact of exchange rate fluctuations on the financial statements and on the financial position of the Company, typically by entering into forward contracts.

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

Interest Rate Risk

TORM’s interest rate risk generally relates to its interest bearing mortgage debt. All the Company’s loans for financing vessels are denominated in USD, and most carry variable interest.

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

Bunker Price Risk

The Company’s operating result is affected by movement in the price of fuel oil consumed by the vessels – known in the industry as bunkers. To cover this risk, the Company hedges the price of part of its bunker requirements for a period of up to 12 months forward. TORM has during 2006 started to apply hedge accounting to certain bunker hedges.

In light of the Company’s pool arrangements, bunker requirements of tankers are not hedged individually in respect of cargo contracts or other forms of bunker hedging. Instead, bunker hedging is planned taking into account the specific pool’s total estimated bunker requirements. Nonetheless, where a contract of affreightment covering several voyages has been fixed, the pool may hedge bunker requirements specifically for such a contract.

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

Freight Rate Risk

The majority of our tanker vessels are operated on spot voyage charters through our pools. To manage our exposure to fluctuations in the freight rates we may place certain of the pool’s vessels on time charter or enter into Contracts of Affreightment (COA) or freight derivatives (FFA, synthetic T/C, profit split etc.). Our bulk vessels are primarily placed on time charters.

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

None.

ITEM 15.  CONTROLS AND PROCEDURES

a) Disclosure of controls and procedures.

As of December 31, 2007, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Chairman and Chief Executive Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(e). Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the report it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the SEC rules and forms, and to ensure that information required to be disclosed by the Company in the report it files or submits under the Exchange Act is accumulated and communicated to the Company’s management including its principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure.

In designing and evaluating the disclosure controls and procedures, Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

b) Report of TORM Management on Internal Control Over Financial Reporting

TORM’s Management is responsible for establishing and maintaining adequate internal control over financial reporting. The TORM Group’s internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

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

TORM’s Management assessed the effectiveness of the Group’s internal control over financial reporting as of December 31, 2007. In making this assessment, they used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment and criteria, Management has concluded that, as of December 31, 2007, TORM Group’s internal control over financial reporting is effective based on those criteria.

Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2007 has been audited by Deloitte, Statsautoriseret Revisionsaktieselskab, Denmark, an independent registered public accounting firm, as stated in their report which is included in exhibit F2.

c) Changes in internal control over financial reporting.

There have been no significant changes in our internal controls or in other factors that could have significantly affected those controls in the current period, including any corrective actions with regard to significant deficiencies and material weaknesses.

d)  Separate report on internal control over financial reporting

Report of the independent registered public accounting firm

To the shareholders of A/S Dampskibsselskabet Torm

We have audited the internal control over financial reporting of Aktieselskabet Dampskibsselskabet Torm and subsidiaries (the “Company”) as at 31 December 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at 31 December, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended 31 December, 2007 of the Company and our report dated 25 June 2008 expressed an unqualified opinion on those financial statements.

Deloitte Statsautoriseret Revisionsaktieselskab

Copenhagen, Denmark

June 25, 2008

Deloitte Statsautoriseret Revisionsaktieselskab

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

We have established an audit committee of the board of directors comprised of two independent members. Our audit committee does not include a financial expert because it is not consistent with Danish practice.

ITEM 16B.	CODE OF ETHICS

During 2008 TORM established a Code of Ethics, or the Code, that applies to all of the Company’s executive officers, including principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.  A copy of our code of ethics has been filed as an exhibit to this report.

The Code will be revised and updated as needed, reflecting changes in personnel policies, business and regulations.

ITEM 16C.	PRINCIPAL ACCOUNTING FEES AND SERVICES

Deloitte Statsautoriseret Revisionsaktieselskab, Copenhagen, Denmark is the independent accounting firm that audits the financial statements of the Company and its subsidiaries and is the principal accountant for the audit of the Company.

The aggregate fee for audit and audit services provided by Deloitte to the Company in 2007 and 2006 were:

(in USD million)	2007	2006
Audit Fees	0.6	0.8
Audit-Related Fees	0.2	0.0
Tax Fees	0.0	0.1
All Other Fees	0.1	0.0
Total	0.9	0.9

Audit Fees consist of fees for the audit of our financial statements, consents, and review of documents in connection with filings with the SEC and other statutory or regulatory filings.  Audit-Related Fees consist of fees, other than Audit Fees, for assurances and related services that are reasonably related to the performance of the audit and review of our financial statements.  Tax Fees consist of fees for services rendered for tax compliance, tax advice and tax planning.  All Other Fees consist of fees for all services other than audit, audit-related or tax related services.

Our Audit Committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

None.

Part III

ITEM 17.	FINANCIAL STATEMENTS

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

Equity ratio

Equity ratio measures the proportion of the total assets, which is financed by equity. We believe that it is a relevant measure, which management uses to measure the overall development in our financial position. Equity ratio is calculated as follows:

(in USD million)	2005	2006	2007
Equity	904.7	1,280.8	1,081.2
Divided by Total assets	1,810.1	2,089,0	2,966.6
Equals Equity ratio	50.0%	61.3%	36.4%

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

(in USD million)	2005	2006	2007
Mortgage debt and bank loans	789.0	694.9	1,653.5
Less Cash and cash equivalents	(156.7)	(33.0)	(117.9)
Less Bonds	(0.2)	(0.0)	(0.0)
Equals Net interest bearing debt	632.1	661.9	1,535.6

Invested capital

Invested capital measures the net investments used to achieve our profit before financial items. We believe that invested capital is a relevant measure that management uses to measure the overall development of the assets and liabilities generating our net profit. Invested capital is calculated as follows:

(in USD million)	2005	2006	2007
Intangible assets	0.0	0.0	95,1
Plus Tangible fixed assets	1,167.1	1,323.7	2,553.4
Plus Other financial assets	0.0	0.0	44.6
Plus Inventories	10.9	12.1	19.8
Plus Accounts receivable	70.9	75.8	124.5
Plus Non-current assets held for sale	43.4	0.0	0.0
Less Deferred tax	(54.6)	(62.8)	(55.6)
Less Acquired liabilities related to options on vessels	0.0	0.0	(12.2)
Less Acquired time charter contracts	0.0	0.0	(36.2)
Less Trade accounts payable	(22.9)	(18.7)	(44.3)
Less Current tax liabilities	(9.4)	(4.6)	(14.4)
Less Other liabilities	(23.6)	(26.0)	(60.1)
Less Deferred income	(6.0)	(1.1)	(7.9)
Equals Invested capital	1,175.8	1,298.4	2,606.7

ITEM 18.	FINANCIAL STATEMENTS

Not Applicable.

TORM AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Income Statements for the years ended December 31, 2005, 2006 and 2007	F-3
Consolidated Balance Sheets as of December 31, 2006 and 2007	F-4
Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2005, 2006 and 2007	F-6
Consolidated Statements of Cash Flow for the years ended December 31, 2005, 2006 and 2007	F-9
Notes to Consolidated Financial Statements	F-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO THE SHAREHOLDERS OF AKTIESELSKABET DAMPSKIBSSELSKABET TORM

We have audited the accompanying consolidated balance sheets of Aktieselskabet Dampskibsselskabet Torm and subsidiaries (the “Company”) as at 31 December 2007 and 2006, and the related consolidated income statements, consolidated statements of changes in equity, and consolidated cash flow statements for each of the three years in the period ended 31 December 31 2007. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Aktieselskabet Dampskibsselskabet Torm as at 31 December 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2007, in conformity with International Financial Reporting Standards (“IFRS”) as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board (“IASB”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at 31 December 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 25 June 2008 expressed, an unqualified opinion on the Company’s internal control over financial reporting.

June 25, 2008

Deloitte Statsautoriseret Revisionsaktieselskab

Copenhagen, Denmark

TORM AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
For The Years Ended December 31, 2005, 2006 and 2007
(EXPRESSED IN THOUSANDS OF USD)

	Note	2005	2006	2007
Revenue		585,611	603,717	818,773
Port expenses, bunkers and commissions		(124,968)	(148,943)	(176,702)
Freight and bunkers derivatives		3,194	620	2,894
		------------	------------	------------
Time charter equivalent earnings		463,837	455,394	644,965

Charter hire		(82,139)	(106,329)	(160,207)
Operating expenses	4	(66,744)	(77,624)	(127,140)
		------------	------------	------------
Gross profit (Net earnings from shipping activities)	3	314,954	271,441	357,618

Profit from sale of vessels		54,731	54,362	0
Administrative expenses	4, 5	(31,176)	(34,594)	(68,743)
Other operating income		12,570	9,839	14,787
Depreciation and impairment losses	7, 8	(47,894)	(58,915)	(98,681)
		------------	------------	------------
Operating profit		303,185	242,133	204,981

Financial income	9	26,004	39,473	677,451
Financial expenses	9	(29,822)	(40,520)	(78,210)
		------------	------------	------------
Profit before tax		299,367	241,086	804,222

Tax expenses	11	(4)	(6,574)	(12,545)
		------------	------------	------------
Net profit for the year		299,363	234,512	791,677
		------------	------------	------------

	Note	2005	2006	2007
Earnings per share (USD)	25	4.3	3.4	11.4
Earnings per share (DKK) **)		25.8	20.1	62.3
Diluted earnings per share (USD)	25	4.3	3.4	11.4
Diluted earnings per share (DKK) **)		25.7	20.1	62.1

*)   The comparative figures are restated to reflect the change in the denomination of the Company’s shares from
       DKK 10 per share to DKK 5 in May 2007.
**) Calculated from USD to DKK at the average USD/DKK exchange rate for the relevant period.

The accompanying notes are an integrated part of these financial statements.

TORM AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2006 and 2007
(Expressed in thousands of USD)

	Note	2006	2007
ASSETS
NON-CURRENT ASSETS

Intangible assets
Goodwill		0	87,663
Other intangible assets		0	7,481
		--------------	--------------
	7	0	95,144
		--------------	--------------
Tangible fixed assets
Land and buildings		374	4,169
Vessels and capitalized dry-docking	16	1,136,408	2,270,064
Prepayments on vessels		183,348	271,523
Other plant and operating equipment		3,575	7,682
		--------------	--------------
	8	1,323,705	2,553,438
		--------------	--------------
Financial fixed assets
Other investments	6	644,409	11,029
Other financial assets	20	0	44,600
		--------------	--------------
		644,409	55,629
		--------------	--------------
Total non-current assets		1,968,114	2,704,211
		--------------	--------------
CURRENT ASSETS
Inventories of bunkers		12,134	19,823
Freight receivables, etc.	10	49,690	90,265
Other receivables		21,500	29,533
Prepayments		4,546	4,746
Cash and cash equivalent		33,035	117,984
		--------------	--------------
Total current assets		120,905	262,351
		--------------	--------------
TOTAL ASSETS		2,089,019	2,966,562
		--------------	--------------

The accompanying notes are an integrated part of these financial statements.

TORM AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (continued)
As of December 31, 2006 and 2007
(EXPRESSED IN THOUSANDS OF USD)

	Note	2006	2007
SHAREHOLDERS’ EQUITY AND LIABILITIES
SHAREHOLDERS’ EQUITY
Common shares	12	61,098	61,098
Treasury shares	12	(18,118)	(18,118)
Revaluation reserves		579,852	7,268
Retained profit		574,493	953,656
Proposed dividend		73,939	64,548
Hedging reserves		5,589	8,664
Translation reserves		3,993	4,114
		------------	------------
Total shareholders’ equity		1,280,846	1,081,230
		------------	------------
LIABILITIES
Non-current liabilities
Deferred tax liability	11	62,787	55,588
Mortgage debt and bank loans	14,16	639,065	884,579
Acquired liabilities related to options on vessels	20	0	12,200
Acquired time charter contracts	19	0	16,018
		------------	------------
Total non-current liabilities		701,852	968,385
		------------	------------
Current liabilities
Mortgage debt and bank loans	14,16	55,902	768,871
Other financial liabilities			1,072
Trade payables		18,760	44,310
Current tax liabilities		4,575	14,437
Other liabilities	15	26,004	60,086
Acquired time charter contracts	19	0	20,196
Deferred income	13	1,080	7,975
		------------	------------
Total current liabilities		106,321	916,947
		------------	------------
Total liabilities		808,173	1,885,332
		------------	------------
Total shareholders’ equity and liabilities		2,089,019	2,966,562
		------------	------------
Accounting policies	1-2
Collateral security	16
Guarantee and contingent liabilities	17
Contractual liabilities	18
Derivative financial instruments	20
Financial and commercial risks	21
Financial instruments	22
Related party transactions	23
Entities in the Group	24
Earnings per share	25
Appropriation on net profit for the year incl. proposed dividend	26
Cash flows	27
Acquisition of companies	28
Time charter contracts	29
Purchase options on vessels	30

The accompanying notes are an integrated part of these financial statements.

TORM AND SUBSIDIARIES
Consolidated statement of changes in shareholders’ equity
As of December 31, 2005, 2006 and 2007
(Expressed in millions of USD)

					Gains/losses recognized directly in equity
	Common shares	Treasury Shares	Retained profit	Proposed dividends	Revaluation reserve	Hedging reserves	Trans-lation reserves	Total

SHAREHOLDERS' EQUITY

Balance at January 1, 2005	61.1	(7.7)	238.4	99.9	319.3	0.4	4.0	715.4

Changes in equity 2005:
Exchange rate adjustment arising on translation of entities using a measurement currency different from USD							(0.1)	(0.1)
Reversal of deferred gain/loss on hedge instruments at the beginning of the year						(0.4)		(0.4)
Deferred gain/loss on hedge instruments at year-end						3.3		3.3
Reversal of fair value adjustment on available for sale investments at the beginning of the year					(319.3)			(319.3)
Fair value adjustment on available for sale investments at year-end					296.4			296.4
Net gains/losses recognized directly in the equity	0.0	0.0	0.0	0.0	(22.9)	2.9	(0.1)	(20.1)
Profit for the year			299.4					299.4
Total recognized income/(expenses) for the year	0.0	0.0	299.4	0.0	(22.9)	2.9	(0.1)	279.3
Disposal of treasury shares, cost		0.0						0.0
Dividends paid				(94.5)				(94.5)
Dividends paid on treasury shares			4.1					4.1
Exchange rate adjustment on dividends paid			5.4	(5.4)				0.0
Exercise of share options			0.4					0.4
Proposed dividend for the financial year			(132.4)	132.4				0.0
Total changes in equity 2005	0.0	0.0	176.9	32.5	(22.9)	2.9	(0.1)	189.3

Equity at December 31, 2005	61.1	(7.7)	415.3	132.4	296.4	3.3	3.9	904.7

Changes in equity 2006:
Exchange rate adjustment arising on translation of entities using a measurement currency different from USD							0.1	0.1

Reversal of deferred gain/loss on hedge instruments at the beginning of the year						(3.3)		(3.3)
Deferred gain/loss on hedge instruments at year-end						5.6		5.6
Reversal of fair value adjustment on available for sale investments at the beginning of the year					(296.4)			(296.4)
Fair value adjustment on available for sale investments at year-end					579.8			579.4
Net gains/losses recognized directly in the equity	0.0	0.0	0.0	0.0	283.4	2.3	0.1	285.8
Profit for the year			234.5					234.5
Total recognized income/(expenses) for the year	0.0	0.0	234.5	0.0	283.4	2.3	0.1	520.3
Purchase of treasury shares, cost		(10.4)						(10.4)
Disposal of treasury shares, cost		0.0						0.0
Dividends paid				(140.1)				(140.1)
Dividends paid on treasury shares			5.9					5.9
Exchange rate adjustment on dividends paid			(7.7)	7.7				0.0
Exercise of share options			0.4					0.4
Proposed dividend for the financial year			(73.9)	73.9				0.0
Total changes in equity 2006	0.0	(10.4)	159.2	(58.5)	283.4	2.3	0.1	376.1

Equity at December 31, 2006	61.1	(18.1)	574.5	73.9	579.8	5.6	4.0	1,280.8

Changes in equity 2007:
Exchange rate adjustment arising on translation of entities using a measurement currency different from USD							0.1	0.1
Reversal of deferred gain/loss on hedge instruments at the beginning of the year						(5.6)		(5.6)
Deferred gain/loss on hedge instruments at year-end						8.7		8.7
Fair value adjustment on available for sale investments					70.8			70.8
Transfer to profit or loss on sale of available for sale investments					(643.3)			(643.3)
Net gains/losses recognized directly in the equity	0.0	0.0	0.0	0.0	(572.5)	3.1	0.1	(569.3)
Profit for the year			791.7					791.7
Total recognized income/(expenses) for the year	0.0	0.0	791.7	0.0	(572.5)	3.1	0.1	222.4
Extraordinary dividends paid			(369.3)					(369.3)
Extraordinary dividends paid on treasury shares			18.0					18.0
Dividends paid				(76.4)				(76.4)
Dividends paid on treasury shares			3.7					3.7
Exchange rate adjustment on dividends paid			(2.5)	2.5				0.0
Share-based compensation			2.0					2.0
Proposed dividend for the financial year			(64.5)	64.5				0.0
Total changes in equity 2007	0.0	0.0	379.1	(9.4)	(572.5)	3.1	0.1	(199.6)

Equity at December 31, 2007	61.1	(18.1)	953.6	64.5	7.3	8.7	4.1	1,081.2

The accompanying notes are an integrated part of these financial statements.

TORM AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Expressed in thousands of USD)

	Note	2005	2006	2007
CASH FLOW FROM OPERATING ACTIVITIES
Net profit for the year		299,363	234,512	791,677

Reversal tax expenses		4	6,574)	12,545)
Reversal of financial income and expenses		3,818	1,047	(599,241)
Reversal of profit from sale of vessels		(54,731)	(54,362)	0
Reversal of depreciation and impairment losses		47,894	58,915	98,681
Reversal of other non-cash movements	27	(6,523)	6,020	(1,433)

Dividends received		12,825	26,401	1,317
Interest received and exchange rate gains		7,809	10,096	16,216
Interest paid		(26,045)	(40,734)	(73,164)
Income taxes paid		(7,505)	(3,153)	(9,525)
Change in inventories, receivables and payables		(15,797)	(12,813)	(31,865)
		-----------	-----------	-----------

Net cash inflow/(outflow) from operating activities		261,112	232,503	205,208
		-----------	-----------	-----------
CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets		(635,877)	(262,376)	(290,555)
Investment in equity interests and securities			(14)	0
Acquisition of enterprises and activities		0	0	(810,159)
Sale of equity interests and securities		(15,415)	241	736,868
Sale of non-current assets		178,157	144,550	194
		-----------	-----------	-----------
Net cash outflow from investing activities		(473,135)	(117,599)	(363,652)
		-----------	-----------	-----------
CASH FLOW FROM FINANCING ACTIVITIES
Borrowing, mortgage debt and other financial liabilities		645,493	162,096	1,808,983
Repayment/redemption, mortgage debt		(251,905)	(256,143)	(1,141,640)
Dividends paid		(90,401)	(134,140)	(423,950)
Purchase/disposal of treasury shares		40	(10,410)	0
		-----------	-----------	-----------
Cash inflow/(outflow) from financing activities		303,227	(238,597)	243,393
		-----------	-----------	-----------
Net cash inflow/(outflow) from operating,
investing and financing activities		91,204	(123,693)	84,949

Cash and cash equivalents, at January 1		65,524	156,728	33,035
		-----------	-----------	-----------
Cash and cash equivalents, at December 31		156,728	33,035	117,984
Of which used as collateral		0	0	0
		-----------	-----------	-----------
		156,728	33,035	117,984

		-----------	-----------	-----------

The accompanying notes are an integrated part of these financial statements.

TORM AND SUBSIDIARIES - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2007

NOTE 1

ACCOUNTING POLICIES

The annual report has been prepared in accordance with the International Financial Reporting Standards as adopted by the EU and the disclosure requirements for Danish listed companies’ financial reporting.

The annual report are also prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (IASB).

The financial statements are prepared in accordance with the historical cost convention except where fair value accounting is specifically required by IFRS.

The functional currency in all major entities is USD, and the Company applies USD as presentation currency in the preparation of financial statements.

CHANGES IN ACCOUNTING POLICIES AND PRESENTATION

TORM has implemented IFRS 8 “Operating Segments” in the annual report for 2007. The standard replaces IAS.

In addition, the Company has implemented IFRIC 10 “Interim Financial Reporting and Impairment” and IFRIC 11 “IFRS 2 – Group and Treasury Share Transactions”.

The implementation of the above standard and interpretations has not affected TORM’s financial statements.

ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

 IASB has issued an amendment to IAS 1 “Presentation of Financial Statements”. The most notable changes in comparison to the current version of IAS 1 are:

•
A requirement that “comprehensive income” is presented either in a single statement or in two statements (an income statement and a statement of comprehensive income, in which net profit for the year is included in one line). The statement of changes in equity can no longer include elements of comprehensive income, but only the total of this statement.

•
When changes in accounting policies or restatements have occurred, a statement of financial position (balance sheet) at the beginning of the comparative period is presented (i.e. two years comparative figures).

•	A requirement for information regarding the tax effect of each item in “other comprehensive income”.
•	A requirement of disclosure of amounts, which are reclassified from other comprehensive income to net profit for the year (“recycling”).
•	The terminology regarding the financial statements in accordance with IFRS is changed.

IASB has issued an amendment to IAS 23 “Borrowing Costs”. The changes to IAS 23 imply that the Company is required to capitalize borrowing costs that relate directly to assets acquisition, construction or production of a qualifying asset, including vessels, as part of the cost of the asset.

TORM expects to implement these changes when they become effective in 2009.

The implementation of IAS 1 will change the presentation of the financial statements, whereas the implementation of the amendment to IAS 23 will not effect the financial statements.

In 2008, IASB has issued revised IFRS 3 “Business combinations”, amendments to IAS 27 “Consolidated and separate financial statements”, amendment to IFRS 2 “Share-based payment: vesting conditions and cancellations”, which have not yet been endorsed by the EU. The effect of these amendments on the financial statements is yet to be determined.

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

The pools are regarded as jointly controlled operations, and the Company’s share of the income statement and balance sheet in the respective pools is accounted for by recognizing a proportional share, based on participation in the pool, combining items of uniform nature. The Company’s share of the revenues in the pools is primarily dependent on the number of days the Company’s vessels have been available for the pools in relation to the total available pool earning days during the period.

TORM acts as pool manager for three pools in which the Company is participating with a significant number of vessels. As pool manager TORM receives a chartering commission income to cover the expenses associated with this role. The chartering commission income is calculated as a fixed percentage of the freight income from each charter agreement. If the pool does not earn any freight income, TORM will not receive any commission income. The commission income is recognized in the income statement under “Other operating income” simultaneously with the recognition of the underlying freight income in the pool.

Cross over voyages

Revenue and the related expenses are recognized upon delivery of service in accordance with the terms and conditions of the charter parties. For cross over voyages (voyages in progress at the end of a reporting period) the uncertainty and the dependence on estimates are greater than for concluded voyages. The Company recognizes a percentage of the estimated revenue for the voyage equal to the percentage of the estimated duration of the voyage completed on the balance sheet date. The estimate of revenue is based on the expected duration and destination of the voyage. Voyage expenses are recognized as incurred. When recognizing net revenue, there is a risk that the actual number of days it takes to complete the voyage will differ from the estimate, and for time charter parties a lower day rate may have been agreed for additional days. The contract for a single voyage may state several alternative destination ports. The destination port may change during the voyage, and the rate may vary depending on the destination port. Changes to the estimated duration of the voyage as well as changing destinations and weather conditions will affect the voyage expenses.

Demurrage revenues

Freight contracts contain conditions regarding the amount of time available for loading and discharging of the vessel. If these conditions are breached, TORM is compensated for the additional time incurred in the form of a demurrage revenue. Demurrage revenues are recognized upon delivery of service in accordance with the terms and conditions of the charter parties.

Upon completion of the voyage, the Company assesses the time spent in port, and a demurrage claim based on the relevant contractual conditions is submitted to the charterers. The claim will often be met by counter claims due to differences in the interpretation of the agreement compared to the actual circumstances of the additional time used. Based on previous experience, 95% of the demurrage claim submitted is recognized as demurrage revenue. The Company receives the demurrage payment upon reaching final agreement of the amount, which on average is approximately 100 days after the original demurrage claim was submitted. If the group accepts a reduction of more than 5% of the original claim, or if the charterer is not able to pay, demurrage revenue will be affected.

Vessels

Vessels are measured at cost less accumulated depreciation and accumulated impairment losses. Cost comprises acquisition cost and costs directly related to the acquisition up until the time when the asset is ready for use including interest expenses incurred during the period of construction, based on the loans obtained for the vessels. All major components of vessels except for dry-docking costs are depreciated on a straight-line basis to the estimated residual value over their estimated useful lives, which TORM estimates to be 25 years. The Company considers that a 25-year depreciable life is consistent with that used by other shipowners with comparable tonnage. Depreciation is based on cost less the estimated residual value. Residual value is estimated as the lightweight tonnage of each vessel multiplied by scrap value per ton. The useful life and the residual value of the vessels are reviewed at least at each financial year-end based on market conditions, regulatory requirements and the Company’s business plans. The Company also evaluates the carrying amounts to determine if events have occurred that indicate impairment and would require a modification of their carrying amounts. Prepayment on vessels is measured at costs incurred.

Dry-docking

The vessels are required to undergo planned dry-dockings for replacement of certain components, major repairs and maintenance of other components, which cannot be carried out while the vessels are operating, approximately every 30 and 60 months depending on the nature of work and external requirements. These dry-docking costs are capitalized and depreciated on a straight-line basis over the estimated period until the next dry-docking. The residual value of such components is estimated at nil. The useful life of the dry-docking costs are reviewed at least at each financial year-end based on market conditions, regulatory requirements and TORM’s business plans.

A portion of the cost of acquiring a new vessel is allocated to the components expected to be replaced or refurbished at the next dry-docking. Depreciation hereof is carried over the period until the next dry-docking. For newbuildings, the initial dry-docking asset is estimated based on the expected costs related to the first-coming dry-docking, which is again based on experience and past history of similar vessels. For secondhand vessels, however, a dry-docking asset is also segregated and capitalized separately, taking into account the normal docking intervals in the Company.

At subsequent dry-dockings the costs comprise the actual costs incurred at the dry-docking yard. Dry docking costs may include the cost of hiring crews to effect replacements and repairs and the cost of parts and materials used, cost of travel, lodging and supervision of Company personnel and the cost of hiring third party personnel to oversee a dry-docking. Drydocking activities include, but are not limited to, the inspection, service on turbocharger, replacement of shaft seals, service on boiler, replacement of hull anodes, applying of antifouling and hull paint, steel repairs and refurbishment and replacement of other parts of the vessel.

Deferred tax

All significant Danish entities within the Group entered the Danish tonnage taxation scheme for a binding 10-year period with effect from 1 January 2001 and have filed tax returns for the fiscal years 2001 to 2006. Under the Danish tonnage taxation scheme, taxable income is not calculated on the basis of income and expenses as under the normal corporate taxation. Instead, taxable income is calculated with reference to the tonnage used during the year. The taxable income for a company for a given period is calculated as the sum of the taxable income under the tonnage taxation scheme and the taxable income from the activities that are not covered by the tonnage taxation scheme made up in accordance with the ordinary Danish corporate tax system.

If the entities’ participation in the Danish tonnage taxation scheme is abandoned, or if the entities’ level of investment and activity is significantly reduced, a deferred tax liability will become payable. A deferred tax liability is recognized in the balance sheet at each period end and is accounted for using the balance sheet liability method. The deferred tax liability relating to the vessels is measured on the basis of the difference between the tax value of the vessels at the date of entry into the tonnage taxation scheme and the lower of the cost and the realized or realizable sales value of the vessels.

OTHER ACCOUNTING POLICIES

Consolidation principles

The consolidated financial statements comprise the financial statements of the Parent Company, A/S Dampskibsselskabet TORM and its subsidiaries, i.e. the entities in which the Parent Company, directly or indirectly, holds the majority of the votes or otherwise has a controlling interest.

Entities in which the Group exercises significant but not controlling influence are regarded as associated companies and are recognized using the equity method.

Companies which are by agreement managed jointly with one or more other companies and therefore subject to joint control (jointly controlled entities) are accounted for using proportionate consolidation, whereby the individual items in their financial statements are included in proportion to the ownership share.

The consolidated financial statements are prepared on the basis of the financial statements of the Parent Company, its subsidiaries and proportionately consolidated companies by combining items of a uniform nature and eliminating inter-company transactions, balances and shareholdings as well as realized and unrealized gains and losses on transaction between the consolidated companies. The financial statements used for consolidation purposes are prepared in accordance with the Company’s accounting policies.

Business combinations

Newly acquired or formed entities are recognized in the consolidated financial statements from the date of acquisition or formation. The date of acquisition is the date on which control over the entity is effectively transferred. Sold or unwound entities are recognized in the consolidated financial statements until the date of the sale or the unwinding. The date of sale or unwinding is the date when control is effectively transferred to third parties.

Business combinations are accounted for by applying the purchase method, whereby the acquired entities’ identifiable assets, liabilities and contingent liabilities are measured at fair value at the acquisition date. Restructuring costs are only recognized in the acquisition balance sheet to the extent that they constitute an obligation for the acquired entity. The tax effect of the revaluation activities is also taken into account. The cost of a business combination is measured as the fair value of the consideration paid and the costs directly attributable to the business combination.

The excess (goodwill) of the cost of the business combination over the fair value of the acquired assets, liabilities and contingent liabilities is recognized as an asset under intangible assets and is tested for impairment at least once every year. If the carrying amount of the asset exceeds the recoverable amount of the asset it should be reduced to the lower recoverable amount.

Foreign currencies

The functional currency of all significant entities including subsidiaries and associated companies is USD, because the Company’s vessels operate in international shipping markets, in which revenues and expenses are settled in USD, and the Company’s most significant assets and liabilities in the form of vessels and related financial liabilities are in USD. Transactions in currencies other than the functional currency are translated into the functional currency at the date of the transactions. Cash, accounts receivable and payable and other monetary items denominated in currencies other than the functional currency are translated into the functional currency at the exchange rate prevailing at the balance sheet date. Gains or losses due to differences between the exchange rate at the transaction date and the exchange rate at the settlement date or the balance sheet date are recognized in the income statement under “Financial items”.

An exchange rate gain or loss relating to a non-monetary item carried at fair value is recognized in the same line as the fair value adjustment. The reporting currency of the Company is USD. Upon recognition of entities with functional currencies other than USD, the financial statements are translated into USD. Items in the income statement are translated into USD at the average exchange rates for the period, whereas balance sheet items are translated at the exchange rates as at the balance sheet date. Exchange differences arising from the translation of financial statements into USD are recognized as a separate component of equity. On the disposal of an entity, the cumulative amount of the exchange differences deferred in the separate component of equity relating to that entity shall be transferred to the income statement as part of the gain or loss on disposal.

Fair values

All fair values of financial assets, liabilities and derivative financial instruments are based on quoted market prices or standard pricing models using observable market data.

Derivative financial instruments

Derivative financial instruments, primarily interest rate swaps, forward currency exchange contracts, forward freight agreements and forward contracts regarding bunker purchases, are entered to hedge future committed or anticipated transactions. TORM applies hedge accounting under the specific rules for cash flow hedges when allowed and appropriate. In addition, TORM takes limited positions in forward freight agreements as a supplement to the Company’s physical positions in vessels, which are not entered for hedge purposes.

Derivative financial instruments are initially recognized in the balance sheet at cost and are subsequently measured at their fair value as other receivables or other liabilities respectively.

Changes in fair value of derivative financial instruments, which are designated as cash flow hedges and deemed to be effective, are recognized directly in equity under “Hedging reserves”. When the hedged transaction is recognized in the income statement, the cumulative value adjustment recognized in equity is transferred to the income statement and included in the same line as the hedged transaction. Changes in fair value of a portion of a hedge deemed to be ineffective are recognized in the income statement.

Changes in fair value of derivative financial instruments that are not designated as hedges are recognized in the income statement. While effectively reducing cash flow risk in accordance with the risk management policy of the Company, interest rate swaps with cap features and certain forward freight agreements and forward contracts regarding bunker purchases do not qualify for hedge accounting. Changes in fair value of these derivative financial instruments are therefore recognized in the income statement under “Financial expenses” for interest rate swaps with cap features and under “Freight and bunkers derivatives” for forward freight agreements and forward bunker contracts. Changes in fair value of forward freight agreements, which are not entered for hedge purposes, are also recognized under “Freight and bunkers derivatives”.

Segment information

TORM consists of two business segments: Tanker and Bulk. This segmentation is based on the Group’s internal management and reporting structure in addition to evaluation of risk and earnings. Transactions between segments are based on market-related prices and are eliminated at group level. The group only has one geographical segment, because the Company considers the global market as a whole, and as the individual vessels are not limited to specific parts of the world.

The segment income statement comprises revenues directly attributable to the segment and expenses, which are directly or indirectly attributable to the segment. Indirect allocation of expenses is based on distribution keys reflecting the segment’s use of shared resources.

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

Not-allocated items primarily comprise assets and liabilities as well as revenues and expenses relating to the Company’s administrative functions and investment activities, including cash and bank balances, interest bearing debt, income tax, deferred tax, etc.

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

Share based compensation

The management and all land-based employees and officers employed on permanent contracts (apart from trainees, apprentices and cadets) that are directly employed by A/S Dampskibsselskabet TORM participate in an incentive scheme, which includes grant of shares and share options. The scheme does not provide the choices of cash settlement instead of shares. The fair value of the shares and share options granted under scheme is measured at the grant date and is recognized in the income statement as a personnel expense under administrative expenses and operating costs over the vesting period. The counter item is recognized in equity. the fair value is measured based on the black-Scholes and the Monte Carlo models.

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

INCOME STATEMENT

Revenue

Income, including revenue, is recognized in the income statement when:

•	the income creating activities have been carried out on the basis of a binding agreement,
•	the income can be measured reliably,
•	it is probable that the economic benefits associated with the transaction will flow to the Company, and
•	costs relating to the transaction can be measured reliably.

Revenue comprises freight, charter hire and demurrage revenues from the vessels and gains and losses from forward freight agreements designated as hedges. Revenue is recognized when it meets the general criteria mentioned above and the stage of completion can be measured reliably. Accordingly, freight, charter hire and demurrage revenue are recognized at selling price upon delivery of service in accordance with the charter parties concluded.

Port expenses, bunkers and commissions

Port expenses, bunker fuel consumption and commissions are recognized as incurred. Gains and losses from forward bunker contracts designated as hedges are included in this line.

Freight and bunkers derivatives

Freight and bunkers derivatives include fair value adjustments and gains and losses on forward freight agreements, forward bunker contracts and other derivative financial instruments directly relating to shipping activities which are not designated as hedges.

Charter hire

Charter hire includes the expenses related to the chartering in of vessels incurred in order to achieve the net revenue for the period.

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

Depreciation and impairment losses

Depreciation and impairment losses comprise depreciation of fixed assets for the period as well as the reduction in the value of assets by the amount by which the carrying amount of the asset exceeds its recoverable amount. In the event of indication of impairment of value, the carrying amount is assessed and the value of the asset is reduced to its recoverable amount equal to the higher of value in use based on net present value of future earnings from the assets and its net selling price. The recoverable amount of goodwill is assessed every year.

Financial income

Financial income comprise interest income, realized and unrealized exchange rate gains relating to transactions in currencies other than the functional currency, realized gains from other investments and securities, unrealized gains from securities, dividends received and other financial income including value adjustments of certain financial instruments not accounted for as hedging instruments. Interest is recognized in accordance with the accrual basis of accounting taking into account the effective interest rate. Dividends from other investments are recognized when the right to receive payment has been decided, which is typically when the dividend has been declared and can be received without conditions.

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

Tax

In Denmark, A/S Dampskibsselskabet TORM is jointly taxed with its Danish subsidiaries. The parent company provides for and pays the aggregate Danish tax of the taxable income of these companies but recovers the relevant portion of the taxes paid from the subsidiaries based on each entity’s portion of the aggregate taxable income. Tax expenses include the expected tax including tonnage tax of the taxable income for the year for the group, adjustments relating to previous years and the change in deferred tax for the year. However, tax relating to   items posted in equity is posted directly in equity.

BALANCE SHEET

Goodwill

Goodwill is measured as the excess of the cost of the business combination over the fair value of the acquired assets, liabilities and contingent liabilities and is recognized as an asset under intangible assets.

Goodwill is not amortized, but is tested at least once every year for impairment. If the carrying amount of the asset exceeds its recoverable amount, the assets carrying amount is reduced to the lower recoverable amount. Goodwill is for impairment testing purposes allocated to those cash-generating units to which it relates.

Other intangible assets

Other intangible assets were acquired in connection with the acquisition of OMI and are amortized over their useful lives, which vary from 1 to 15 years.

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

Financial assets are classified as:
•           Financial assets at fair value through profit or loss.
•           Held-to-maturity investments.
•           Loans and receivables.
•           Available-for-sale financial assets.

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

Other financial assets

Other financial assets comprise TORM’s rights to share of gain on purchase options on vessels, which were acquired as part of OMI and are classified as derivative financial instruments. The rights are measured and recognized at fair value and the change for the period is recognized in the income statement under financial income or expenses.

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

Impairment of assets

Non-current assets are reviewed to determine any indication of impairment. In the case of such indication, the recoverable amount of the asset is estimated as the higher of the asset’s net selling price and its value in use. If this amount is less than the carrying amount of the asset, the carrying amount is reduced to the recoverable amount. The impairment loss is recognized immediately in the income statement.

For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). For vessels, the cash-generating unit is the total fleet of the Company.

Bunkers

Bunkers and lubricants are stated at the lower of cost and net realizable value. The cost is determined by the FIFO-method and includes expenditures incurred in acquiring the bunkers and lubricants and delivery cost less discounts.

Treasury shares

Treasury shares are recognized as a separate component of equity at cost. Upon subsequent disposal of treasury shares, any consideration is also recognized directly in equity.

Dividend

Dividend is recognized as a liability at the time of declaration at the Annual General Meeting. Dividend proposed for the year is moved from “retained profit” and presented as a separate component of equity.

Provisions

Provisions are recognized when the Company has a legal or constructive obligation as a result of past events and it is probable that it will lead to an outflow of resources that can be reliably estimated. provisions are measured at the estimated ultimate liability that is expected to arise taking into account the time value of money.

Acquired liabilities related to options on vessel

As part of the acquisition of OMI, the Company acquired certain option obligations relating to vessels chartered out on time charter contracts. The option obligations are classified as derivative financial instruments and are recognized at fair value. The change for the period is recognized in the income statement under financial income or expenses.

Acquired time charter contracts

As part of the acquisition of OMI, the Company acquired certain time charter contracts which have terms that are less favorable than the market terms prevailing at the time of the acquisition. The Company has recognized a liability based on the estimated fair value of these contracts and is amortizing this liability over the remaining term of the contracts. The change for the period is recognized in the income statement under revenue.

Other liabilities

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

STATEMENT OF CASH FLOWS

The cash flow statement shows the Company’s cash flows and cash and cash equivalents at the beginning and the end of the period.

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

Diluted earnings per share are calculated by adjusting the consolidated profit or loss available to common shareholders and the weighted average number of common shares outstanding for the effects of all potentially dilutive shares. Such potentially dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share.

NOTE 2

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are affected by the way TORM applies its accounting policies. An accounting estimate is considered critical if: the estimate requires management to make assumptions about matters that were highly uncertain at the time the estimate was made; different estimates reasonably could have been used; or if changes in the estimate that would have a material impact on the Company’s financial condition or results of operations are reasonably likely to occur from period to period. Management believes that the accounting estimates employed are appropriate and resulting balances are reasonable. However, actual results could differ from the original estimates requiring adjustments to these balances in future periods.

Management believes that the following are the significant accounting estimates and judgments used in the preparation of the consolidated financial:

Carrying amounts of vessels

The Company evaluates the carrying amounts of the vessels to determine if events have occurred that would require a modification of their carrying amounts. The valuation of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. In assessing the recoverability of the vessels, the Company reviews certain indicators of potential impairment such as reported sale and purchase prices, market demand and general market conditions. Market valuations from leading, independent and internationally recognized shipbroking companies are obtained on a semi-annual basis as part of the review for potential impairment indicatory. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use.

The review for potential impairment indicators and projection of future undiscounted and discounted cash flows related to the vessels is complex and requires the Company to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile.

The carrying amounts of TORM’s vessels may not represent their fair-market value at any point in time as market prices of second-hand vessels to a degree tend to fluctuate with changes in charter rates and the cost of newbuildings. However, if the estimated future cash flow or related assumptions in the future experience change, an impairment of vessels may be required.

There were no indicators of impairment noted or impairments of vessels recorded in 2006 or 2007.

Tax

All significant Danish entities within the group entered the Danish tonnage taxation scheme with effect from 1 January 2001 and have filed tax returns for 2001 to 2006. The assessment of the tax returns by the tax authorities has not yet been completed for 2005 and 2006 and we have filed a complaint regarding the assessments for the years 2001 to 2004. The tax regulations are highly complex, and while the group aims to ensure the estimates of tax assets and liabilities that it records are accurate, there may be instances where the process of agreeing the tax liabilities with the tax authorities could require adjustments to be made to estimates previously recorded.

It is the group’s assessment that there is uncertainty as to the estimate of taxes payable as of 31 December 2007 due to the lack of precedents that have interpreted the tonnage tax regulation. the estimate is based on scenario analyses and discussions with the tax authorities, tax advisors and industry organizations, and the uncertainty primarily relates to the split of the activities between income and expenses from shipping related activities, which are taxed under the tonnage tax scheme, and income and expenses from other activities, which are not taxed under the tonnage tax scheme.

NOTE 3  - NET EARNINGS FROM SHIPPING ACTIVITIES (in USD million)

	For the year ended December 31, 2005
	Tanker	Bulk	Not allocated	Total
CONSOLIDATED SEGMENT INFORMATION INCOME STATEMENT
Revenue	418.0	167.6	0.0	585.6
Port expenses, bunkers and commissions	(113.3)	(11.7)	0.0	(125.0)
Freight and bunkers derivatives	3.2	0.0	0.0	3.2
	---------	---------	------	---------
Time Charter Equivalent Earnings	307.9	155.9	0.0	463.8
Charter hire	(44.3)	(37.9)	0.0	(82.2)
Operating expenses	(51.4)	(15.3)	0.0	(66.7)
	---------	--------	--------	---------
Gross profit/(loss) (Net earnings from shipping activities)	212.2	102.7	0.0	314.9
Profit/(loss) from sale of vessels	54.7	0.0	0.0	54.7
Administrative expenses	(25.4)	(5.8)	0.0	(31.2)
Other operating income	12.4	0.2	0.0	12.6
Depreciation and impairment losses	(37.0)	(10.8)	0.0	(47.8)
	--------	--------	--------	--------
Operating profit	216.9	86.3	0.0	303.2
Financial items			(3.8)	(3.8)
			--------	--------
Profit/(loss) before tax			(3.8)	299.4
Tax expenses			0.0	0.0
			------	---------
Net profit/(loss) for the year			(3.8)	299.4

BALANCE	As of December 31, 2005
Total non-current assets	1,025.8	141.3	361.0	1,528.1
Total assets	1,139.2	145.5	525.4	1,810.1
Total liabilities	39.4	5.7	860.4	905.5

Additions to tangible fixed assets	607.2	28.7	0.0	635.9
Impairment losses recognized in the income statement	0.0	0.0	0.0	0.0
Reversal of impairment losses recognized in the income statement	0.4	0.1	0.0	0.5
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

	For the year ended December 31, 2007
	Tanker	Bulk	Not allocated	Total
CONSOLIDATED SEGMENT INFORMATION INCOME STATEMENT
Revenue	640.2	134.3	44.3	818.8
Port expenses, bunkers and commissions	(164.5)	(6.3)	(5.9)	(176.7)
Freight and bunkers derivatives	2.9	0.0	0.0	2.9
	---------	---------	------	---------
Time Charter Equivalent Earnings	478.6	128.0	38.4	645.0
Charter hire	(92.4)	(59.0)	(8.8)	(160.2)
Operating expenses	(105.9)	(10.4)	(10.9)	(127.2)
	---------	--------	--------	---------
Gross profit/(loss) (Net earnings from shipping activities)	280.3	58.6	18.7	357.6
Profit/(loss) from sale of vessels	0.0	0.0	0.0	0.0
Administrative expenses	(47.9)	(7.2)	(13.6)	(68.7)
Other operating income	14.5	0.0	0.3	14.8
Depreciation and impairment losses	(83.4)	(6.5)	(8.8)	(98.7)
	--------	--------	--------	--------
Operating profit	163.5	44.9	(3.4)	205.0
Financial items			599.2	599.2
			--------	--------
Profit/(loss) before tax			595.8	804.2
Tax expenses			(12.5)	(12.5)
			------	---------
Net profit/(loss) for the year			583.3	791.7

BALANCE	As of December 31, 2007
Total non-current assets	2,473.8	154.3	76.1	2,704.2
Total assets	2,603.2	155.7	207.7	2,966.6
Total liabilities	134.3	3.5	1,747.5	1,885.3

OTHER INFORMATION
Additions to intangible assets and tangible fixed assets	1,283.4	71.9	68.3	1,423.6
Impairment losses recognized in the income statement	0.0	0.0	0.0	0.0
Reversal of impairment losses recognized in the income statement	0.0	0.0	0.0	0.0

The activity that TORM owns in a 50/50 joint venture with Teekay is included in “Not allocated”.

During the year there have been no transactions between the Tanker and the Bulk segments, and therefore all the revenue derives from external customers.

NOTE 4  - STAFF COSTS (in USD million)

	For the years ended December 31
	2005	2006	2007
Total staff costs
Staff costs included in operating expenses	12.9	13.6	15.2
Staff costs included in administrative expenses	21.1	22.7	39.0
	---------	---------	---------
Total	34.0	36.3	54.2
	---------	---------	---------
Staff costs comprise the following
Wages and salaries	30.3	33.2	47.7
Share-based compensation	0.5	0.0	2.3
Pension costs	2.7	2.9	3.3
Other social security costs	0.5	0.2	0.9
	---------	---------	---------
Total	34.0	36.3	54.2
	---------	---------	---------
Hereof remuneration to the Board of Directors and salaries to the Management
Wages and salaries	3.7	4.0	5.7
Share-based compensation	0.5	0.0	0.5
Pension and social security costs	0.1	0.1	0.1
	---------	---------	---------
Total	4.3	4.1	6.3
	---------	---------	---------

Hereof remuneration to the Board of directors	0.9	0.5	0.6
Hereof salaries to the Management	3.4	3.6	5.7
	---------	---------	---------
Total	4.3	4.1	6.3
	---------	---------	---------

Hereof remuneration to the Board of Directors and salaries to the Management
2006	Board remuneration	Committee remuneration	Total short-term benefits
Niels Erik Nielsen	126	0	126
Christian Frigast	84	0	84
Lennart Arrias	50	0	50
Ditlev Engel	50	0	50
Rex Harrington (resigned on 19 April 2006)	15	0	15
Peder Mouridsen	50	0	50
Gabriel Panayotides	50	0	50
Stefanos-Niko Zouvelos (appointed on 19 April 2006)	35	0	35
	---------	---------	---------
Total for 2006	460	0	460
	---------	---------	---------

	Short-term benefits
2006	Salaries	Bonus	Pension	Share based compensation	Total
Klaus Kjærulff	718	2,347	69	0	3,134
Klaus Nyborg	372	0	36	0	409
	---------	---------	---------	---------	---------
Total for 2006	1,091	2,347	105	0	3,543
	---------	---------	---------	---------	---------

Hereof remuneration to the Board of Directors and salaries to the Management
2007	Board remuneration	Committee remuneration	Total short-term benefits
Niels Erik Nielsen	138	18	156
Christian Frigast	92	18	110
Peter Abildgaard (appointed on 17 April 2007)	39	0	39
Lennart Arrias	55	0	55
Margrethe Bligaard (appointed on 17 April 2007)	39	0	39
Ditlev Engel (resigned on 17 April 2007)16	28	0	28
Peder Mouridsen (resigned on 17 April 2007)	16	0	16
Gabriel Panayotides	55	0	55
Stefanos-Niko Zouvelos	55	0	55
	---------	---------	---------
Total for 2007	517	36	553
	---------	---------	---------

	Short-term benefits
2007	Salaries	Bonus	Pension	Share based compensation	Total
Klaus Kjærulff	1,036	2,341	100	326	3,803
Mikael Skov	549	1,217	53	210	2,029
	---------	---------	---------	---------	---------
Total for 2007	1,585	3,558	153	536	5,832
	---------	---------	---------	---------	---------

Employee information

The average number of staff in the group in the financial year was 439 (2006: 353). The majority of the staff on vessels are not employed by TORM.

The members of Management are, in the event of termination by the Company, entitled to a severance payment of up to 24 months’ salary. The pension age for members of Management is 62.

INCENTIVE SCHEME FOR MANAGEMENT AND EMPLOYEES

In 2007, an Incentive Scheme was established for all land-based employees and officers employed on permanent contracts (apart from trainees, apprentices and cadets) that are directly employed in A/S Dampskibsselskabet TORM. In total, approximately 331 employees are included in the programme. The Board of Directors are not included in the programme. The Programme covers the financial years of 2007, 2008 and 2009. The Programme consists of both bonuses and share options.

Bonus

The bonus will be awarded based on TORM achieving a calculated ROIC (Return on Invested Capital) in each financial year compared to each year’s budgeted ROIC. 75% of the achieved bonus will be paid in cash and 25% in shares, which the employees will own provided that they are still employed by the Company after a period of two years. The number of shares granted to the employee will depend on the market price for the TORM share when TORM’s Annual Report for the grant year is published. The individual employee’s share of the bonus will be based partly on the individual’s salary and partly on the evaluation of the individual’s performance. The employee will receive the bonus after the publication of TORM’s Annual Report. For the financial year 2007, the total value of the bonus under this programme amounts to USD 10.5 million, of which USD 8.2 million has been recognized as an expense in the income statement in 2007. Of the USD 8.2 million, USD 0.3 million relates to shares and USD 7.9 million relates to cash bonus. The remaining part of the total value of the bonus will be amortized and expensed over the period 2008-2010. From the total value of the bonus programme for 2007, USD 2.5 million relates to shares.

Share options

The number of share options granted during the financial year 2007 is 1,087,362 of which 5,829 are forfeited. Each share option gives the employee the right to acquire one TORM share of a nominal value of DKK 5. It is presumed that an equivalent total of share options will be issued in 2008 and 2009. The share options can only be settled in shares. The Company’s holding of treasury shares cover the share option programme.

The share options consist of 2 elements:
50% of the share options are granted with a fixed exercise price (standard options). For the share options granted in 2007, the price is DKK 151.5 per share, (based on the market price when the Annual report for 2006 was published on 5 march 2007) and for the following years DKK 162.5 and DKK 173.5 respectively after adjustment for the extraordinary dividend paid out in September 2007.

50% of the share options are granted with an exercise price that is determined ultimately with the publication of TORM’s Annual Report after a three year period, i.e. for the grant for 2007, in March 2010. The exercise price is determined by the relative development in TORM’s share price in relation to a defined peer group (peer group options). If the TORM share develops relatively better than the peer group, the share options will have a value.

All share options can be exercised after three years from grant and should be at the latest exercised three years later, however observing the rules about insider trading. For the 2007 grant, share options can be exercised after the publication of the Annual Report for 2009, in March 2010, and shall be exercised by March 2013 at the latest. The share options will be in accordance with Danish law and conditions include continued employment in the Company until the share options have vested. In 2007, an expense of USD 2.0 million regarding share options have been recognized in the income statement.

The market value of the share options granted in 2007 is based on the Black-Scholes and Monte Carlo models and calculated at USD 10.9 million as per the grant day.

The key assumptions for the calculation of the market value based on the Black-Scholes and Monte Carlo models are:

•	The share price at the measurement date is estimated at DKK 202.25 per share based on the share price at OMX, The Nordic Exchange, as per 9 August 2007.
•	The exercise price (before adjustment for extraordinary dividends) is DKK 179 per share corresponding to the quoted share price as of 5 March 2007.
•	The exercise price will be adjusted for extraordinary TORM dividends.
•	The expected dividend rate is estimated at 3% of the equity per annum.
•	The volatility on the TORM share is estimated based on the Company’s historical volatility and was estimated at 36% and for the peer group at 22%.
•	The risk free interest rate based upon expiry of the options is 4.46%.
•	The options are on average held for a period of 4.1 years.
•	The correlation rate between peer group and TORM is 92.5%, based on the correlation on the yearly return for the historical share prices during the last ten years.

Changes in outstanding share options are as follows:
	Number of share options 2006	Number of share options 2007
Share option programme – 2007 to 2009

Management
Granted	-	328,349
Exercised	-	0
Forfeited/expired	-	0
	---------	---------
Not exercised at 31 December 2007	-	328,349
	---------	---------

Other employees
Granted	-	759,013
Transferred to resigned employees	-	(41,614)
Exercised	-	0
Forfeited/expired	-	(5,829)
	---------	---------
Not exercised at 31 December 2007	-	711,570
	---------	---------

Resigned employees
Granted	-	0
Transferred from other employees	-	41,614
Exercised	-	0
Forfeited/expired	-	0
	---------	---------
Not exercised at 31 December 2007	-	41,614
	---------	---------
Total number of not exercised at 31 December 2007	-	1,081,533
	---------	---------

Hereof:
Share options with a fixed exercise price	-	479,585
Share options with an exercise price based on peer group	-	601,948

	---------	---------
Total number of share options that can be exercised at 31 December 2007	-	0
	---------	---------

NOTE 5 - ADMINISTRATIVE EXPENSES (in USD million)

	For the year ended December 31

Remuneration to the auditors appointed at the Annual General Meeting	2005	2006	2007

Deloitte
Audit fees	0.5	0.8	0.6
Audit-related fees	0.0	0.0	0.2
Tax fees	0.1	0.1	0.0
Fees other services	0.0	0.0	0.1
	---------	---------	---------
Total fees	0.6	0.9	0.9
	---------	---------	---------

Ernst & Young
Audit fees	0.1	0.0	0.0
Audit-related fees	0.0	0.0	0.0
Tax fees	0.0	0.0	0.0
Fees other services	0.0	0.0	0.0
	---------	---------	---------
Total fees	0.1	0.0	0.0
	---------	---------	---------

NOTE 6 - FINANCIAL FIXED ASSETS (in USD million)

Other investments	2006	2007
Cost:
Balance at January 1	64.5	64.5
Additions	0.0	0.1
Disposals	0.0	(60.9)
	---------	---------
Balance at December 31	64.5	3.7
	---------	---------
Value adjustment:
Balance at January 1	296.5	579.9
Exchange rate adjustment	42.2	2.4
Value adjustment for the year	241.2	68.3
Disposal	0.0	(643.3)
	---------	---------
Balance as of December 31	579.9	7.3
	---------	---------

Carrying amount at December 31:	644.4	11.0
	---------	---------
Hereof listed	641.7	7.8
Hereof unlisted	2.7	3.2

NOTE 7 - INTANGIBLE ASSETS (in USD million)

	Goodwill	Other intangible assets	Total
Cost:
Balance at 1 January 2007	0.0	0.0	0.0
Exchange rate adjustment	0.0	0.0	0.0
Additions	0.0	0.0	0.0
Additions through business combination	87.6	13.4	101.0
Disposals	0.0	0.0	0.0
Transferred to/from other items	0.0	0.0	0.0
	---------	---------	---------
Balance at 31 December 2007	87.6	13.4	101.0
	---------	---------	---------

Depreciation and impairment losses:
Balance at 1 January 2007	0.0	0.0	0.0
Exchange rate adjustment	0.0	0.0	0.0
Reversal of impairment losses	0.0	0.0	0.0
Depreciation and impairment losses for the year	0.0	5.9	5.9
	---------	---------	---------
Balance at 31 December 2007	0.0	5.9	5.9
	---------	---------	---------

Carrying amount at 31 December 2007	87.6	7.5	95.1
	---------	---------	---------

The addition of other intangible assets comprise a pool collaboration contract, a seafarer database and non-compete agreements with the former OMI management. All these assets were acquired in the OMI acquisition. The pool collaboration contract was fully amortized in 2007 when the collaboration ceased. The seafarer database has an estimated life of 15 years, whereas the non-compete agreements are amortized over their term ending in 2008.

IMPAIRMENT TESTING OF GOODWILL

Goodwill with a carrying amount of USD 87.6 million was acquired in connection with the acquisition of OMI in 2007 and has been allocated to the Tanker Division.

During the financial year, the Company assessed the recoverable amount of the Tanker Division and determined that the tanker division and the allocated goodwill was not impaired.

The recoverable amount of the Tanker Division was determined based on a value in use calculation which uses five-year cash flow projections based on financial budgets approved by the Board of Directors and a discount rate of 9.0% per annum. The discount rate is based on a risk free interest rate of 5.4%. Management believes that any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the tanker division.

The key assumptions used in the value at use calculation are as follows:

•
The cash flows are based on known tonnage in the budget period only. Additions or sales of tonnage are not factored in as the timing and effect of such transactions are highly uncertain. However, additions will

•	only be made if management expects to achieve a return in excess of the discount rate applied in the impairment test and sales would improve the cash flows.
•	The product tanker vessels have an expected useful life of at least 20 years. Given the current age profile of the tanker fleet, the remaining life is at least 15 years.
•	Freight rate estimates are based on the extensive experience and knowledge of the market embedded in the Tanker Division.
•	Operating expenses and administrative expenses are expected to increase by 3% year on year.

Management believes these key assumptions to be reasonably achievable.

NOTE 8 - TANGIBLE FIXED ASSETS (in USD million)

	Land and buildings	Vessels and capitalized dry-docking	Prepayment on vessels	Other plant and operating equipment	Total
Cost:
Balance at January 1, 2005	1.3	836.0	37.3	5.9	880.5
Exchange rate adjustment	0.0	0.0	0.0	0.0	0.0
Additions	0.0	340.1	294.7	1.1	635.9
Disposals	0.0	(137.3)	0.0	(0.9)	(138.2)
Transferred to/from other items	0.0	191.2	(191.2)	0.0	0.0
Transferred to non-current assets held for sale	0.0	0.0	(43.4)	0.0	(43.4)
	--------	--------	--------	--------	--------
Balance at December 31, 2005	1.3	1,230.0	97.4	6.1	1,334.8
	--------	--------	--------	--------	--------
Depreciation and impairment losses:

Balance at January 1, 2005	0.9	188.5	0.0	3.2	192.6
Exchange rate adjustment	0.0	0.0	0.0	0.0	0.0
Additions	0.0	0.0	0.0	0.0	0.0
Disposals	0.0	(71.9)	0.0	(0.8)	(72.7)
Reversal of impairment losses	(0.5)	0.0	0.0	0.0	(0.5)
Depreciation for the year	0.0	47.0	0.0	1.4	48.4
	--------	--------	--------	--------	--------
Balance at December 31, 2005	0.4	163.6	0.0	3.8	167.8
	--------	--------	--------	--------	--------
Carrying amount at December 31, 2005	0.9	1,066.4	97.4	2.3	1,167.0
	--------	--------	--------	--------	--------
Hereof finance leases	0.0	0.0	0.0	0.0	0.0
	--------	--------	--------	--------	--------
Hereof financial expenses included in cost	0.0	1.3	0.2	0.0	1.5

Cost:
Balance at January 1, 2006	1.3	1,230.0	97.4	6.1	1,334.8
Exchange rate adjustment	0.0	0.0	0.0	0.0	0.0
Additions	0.0	93.3	166.3	2.7	262.3
Disposals	(0.8)	(119.6)	0.0	(0.5)	(120.9)
Transferred to/from other items	0.0	80.4	(80.4)	0.0	0.0
Transferred to non-current assets held for sale	0.0	0.0	0.0	0.0	0.0
	--------	--------	--------	--------	--------
Balance at December 31, 2006	0.5	1,284.1	183.3	8.3	1,476.2
	--------	--------	--------	--------	--------

Depreciation and impairment losses:

Balance at January 1, 2006	0.4	163.6	0.0	3.8	167.8
Exchange rate adjustment	0.0	0.0	0.0	0.0	0.0
Additions	0.0	0.0	0.0	0.0	0.0
Disposals	(0.3)	(73.6)	0.0	(0.3)	(74.2)
Reversal of impairment losses	0.0	0.0	0.0	0.0	0.0
Depreciation for the year	0.0	57.7	0.0	1.2	58.9
	--------	--------	--------	--------	--------
Balance at December 31, 2006	0.1	147.7	0.0	4.7	152.5
	--------	--------	--------	--------	--------
Carrying amount at December 31, 2006	0.4	1,136.4	183.3	3.6	1,323.7
	--------	--------	--------	--------	--------
Hereof finance leases	0.0	0.0	0.0	0.0	0.0
	--------	--------	--------	--------	--------
Hereof financial expenses included in cost	0.0	1.2	0.8	0.0	2.0

Cost:
Balance at January 1, 2007	0.5	1,284.1	183.3	8.3	1,476.2
Exchange rate adjustment	0.0	0.0	0.0	0.0	0.0
Additions	1.7	38.4	247.7	2.7	290.5
Additions through business combination	2.2	1,018.7	7.4	3.8	1,032.1
Disposals	0.0	(5.8)	0.0	(0.5)	(6.3)
Transferred to/from other items	0.0	166.9	(166.9)	0.0	0.0
Transferred to non-current assets held for sale	0.0	0.0	0.0	0.0	0.0
	--------	--------	--------	--------	--------
Balance at December 31, 2007	4.4	2,502.3	271.5	14.3	2,792.5
	--------	--------	--------	--------	--------
Depreciation and impairment losses:

Balance at January 1, 2007	0.1	147.7	0.0	4.7	152.5
Exchange rate adjustment	0.0	0.0	0.0	0.0	0.0
Additions
Disposals	0.0	(5.8)	0.0	(0.3)	(6.1)
Reversal of impairment losses	0.0	0.0	0.0	0.0	0.0
Depreciation for the year	0.1	90.4	0.0	2.2	92.7
	--------	--------	--------	--------	--------
Balance at December 31, 2007	0.2	232.3	0.0	6.6	239.1
	--------	--------	--------	--------	--------
Carrying amount at December 31, 2007	4.2	2,270.0	271.5	7.7	2,553.4
	--------	--------	--------	--------	--------
Hereof finance leases	0.0	0.0	0.0	0.0	0.0
	--------	--------	--------	--------	--------
Hereof financial expenses included in cost	0.0	1.8	0.9	0.0	2.7

At October 1, 2006 the value of land and buildings assessed for Danish tax purposes amounted to USD 0.8 million (carrying amount at December 31, 2007 USD 0.4 million) compared with USD 0.6 million at October 1, 2005.

Included in the carrying amount for vessels and capitalized dry-docking are capitalized dry-docking costs in the amount of USD 27.1 million (2006: USD 9.4 million).

For information on assets used as collateral security, please refer to note 16.

In all material aspects the depreciations under Other plant and operating equipment of USD 2.2 million relate to administration (2006: USD 1.2 million).

NOTE 9 – FINANCIAL ITEMS (in USD million)

	For the years ended December 31
	2005	2006	2007
Financial income
Interest income from cash and cash equivalents	2.2	4.1	17.7
Interest income from marketable securities at fair value through profit and loss	1.1	0.0	0.0
Gain on other investments (available-for-sale)	0.1	0.0	643.3
Dividends *)	12.8	26.4	1.3
Fair value adjustments on derivative financial instruments	0.2	7.3	0.0
Exchange rate adjustments including net gains from forward exchange rate contracts	9.6	1.7	15.1
	--------	--------	--------
	26.0	39.5	677.4
	--------	--------	--------
Financial expenses
Interest expense on mortgage and bank debt	25.6	40.2	70.6
Net losses on marketable securities at fair value through profit and loss	3.9	0.0	5.4
Exchange rate adjustments	0.0	0.0	0.0
Other interest expenses	0.5	1.1	3.0
Hereof included in the cost of tangible fixed assets	(0.2)	(0.8)	(0.8)
	--------	--------	--------
	29.8	40.5	78.2
	--------	--------	--------
Total financial items	(3.8)	(1.0)	599.2
	--------	--------	--------

*) Includes dividend on the NORDEN shares of USD 0.0 million in 2007 (2006: USD 25.5 million, 2005: USD 12.6 million).

NOTE 10 – FREIGHT RECEIVABLES, ETC. (in USD million)

Analysis as at December, 31 of freight receivables, etc.

	For the years ended December 31
	2006	2007
Freight receivables, etc.
Neither past due nor impaired	22.7	53.4
Due < 180 days	24.3	30.1
Due > 180 days	2.7	6.8
	--------	--------
Total freight receivables, etc.	49.7	90.3
	--------	--------

As at December 31, 2007, freight receivables etc. includes receivables at a value of USD 1.5 million (2006: USD 1.5 million), that is individually determined to be impaired to a value of USD 0.6 million (2006: USD 0.6 million).

Movements in the provision for impairment of freight receivables etc. during the year are as follows:

	For the years ended December 31
	2006	2007
Provisions for impairment of freight receivables, etc.
Balance at January, 1	0.8	0.9
Provisions for the year	0.2	0.0
Provisions reversed during the year	0.0	0.0
Provisions utilized during the year	(0.1)	0.0
	--------	--------
Balance at December, 31	0.9	0.9
	--------	--------

Provisions for impairment of freight receivables, etc. has been recognized in the income statement under administrative expenses. The provision is based on an individual assessment of each individual receivable.

NOTE 11 – TAXES (in USD million)

For the years ended December 31
	2005	2006	2007
TAX ON PROFIT FOR THE YEAR AND DEFERRED TAX

Current tax for the year	(8.8)	(4.7)	(15.8)
Adjustment related to previous years	0.0	6.3	(3.8)
Adjustment of deferred tax	8.8	(8.2)	7.1
	---------	---------	---------
Tax expenses	0.0	(6.6)	(12.5)
	---------	---------	---------

RECONCILIATION OF THE EFFECTIVE CORPORATION TAX RATE FOR THE YEAR

Corporation tax rate in Denmark	28.0%	28.0%	25.0%
Differences in tax rates, foreign subsidiaries	(4.5%)	(3.0%)	(0.7%)
Adjustment of tax related to previous years	0.0%	(2.6%)	0.5%
Change in deferred tax due to reduction of Danish corporation tax from 28% to 25%	0.0%	0.0%	(0.8%)
Effect due to the tonnage tax scheme	(23.5%)	(19.7%)	(22.4%)
	---------	---------	---------
Effective corporate tax rate	0.0%	2.7%	1.6%

The Company participates in the tonnage tax scheme in Denmark. Participation in the tonnage tax scheme is binding until December 31, 2010.

Under the Danish tonnage tax scheme, the income and expenses from shipping activities are not subject to direct taxation. Instead the taxable income is calculated from:
- The net tonnage of the vessels used to generate the income from shipping activities.
- A rate applicable to the specific net tonnage of the vessel, based on a sliding scale.
- The number of days the vessels have used during the year.

The Company expects to participate in the tonnage tax scheme after the binding period and at a minimum to maintain its current investing and activity level.
Payment of dividends to the shareholders of A/S Dampskibsselskabet TORM has no tax consequences for A/S Dampskibsselskabet TORM.

For the years ended December 31
	2006	2007

Deferred tax liability
Balance at January 1	54.6	62.8
Exchange rate adjustment	0.0	0.0
Reduction of Danish corporation tax from 28% to 25%		(6.7)
Deferred tax for the year	8.2	0.5
	---------	---------
Balance at December 31	62.8	55.6
Essentially all deferred tax relates to vessels included in the transition account under the Danish tonnage tax scheme.

NOTE 12 - COMMON SHARES

	As of December 31
	2006	2007	2006	2007
	Number of shares, million	Number of shares, million	Nominal value, DKK million	Nominal value, DKK million
Balance at January, 1	36.4	36.4	364.0	364.0
Share split	-	36.4	-	-
	---------	---------	---------	---------
Balance at December, 31	36.4	72.8	364.0	364.0

The common shares consist of 72.8 million shares at denomination DKK 5 per share. No shares carry special rights. All issued shares are fully paid.

In May 2007, the denomination of the Company’s shares was changed from DKK 10 per share to DKK 5 per share. The nominal value of the Company’s common shares remained unchanged DKK 364.0 million, whereas the number of shares were changed from 36.4 million shares of DKK 10 each to 72.8 million shares of DKK 5 each. In May 2004, the Company increased the share capital from nominally DKK 182.0 million to nominally DKK 364.0 million through the issue of 18,2 million bonus shares of DKK 10 each. The bonus shares were allotted to the Company’s existing shareholders at the ratio of 1:1. Beyond this no changes have been made to the share capital within the last 5 years.

TREASURY SHARES

	2006	2007	2006	2007	2006	2007
	Thousands of shares	Thousands of shares	Nominal value DKK million	Nominal value DKK million	% of share capital	% of share capital

Balance at January, 1	3,117.0	3,556.4	15.6	17.8	4.3	4.9
Purchase	455.6	0.0	2.3	0.0	0.6	0.0
Sale	0.0	0.0	0.0	0.0	0.0	0.0
Share options exercised	(16.2)	0.0	(0.1)	0.0	0.0	0.0
	-----------	-----------	-----------	-----------	-----------	-----------
Balance at December, 31	3,556.4	3,556.4	17.8	17.8	4.9	4.9
	-----------	-----------	-----------	-----------	-----------	-----------
*) The figures in the table above and the description below are adjusted to reflect the share split in May 2007.

At December 31, 2007, the Company’s holding of treasury shares represented 3,556,364 shares (2006: 3,556,364 shares) at denomination DKK 5 per share, with a total nominal value of USD 3.5 million (2006: USD 3.1 million) and a market value of USD 124.9 million (2006: USD 116.8 million). The retained shares equate to 4.9% (2006: 4.9%) of the Company's common shares.

Total consideration in respect of the purchase of treasury shares was USD 0.0 million (2006: USD 10.4 million), and for the sale of shares it was USD 0.0 million (2006: USD 0.0 million). As the disposal of treasury shares in 2006 was carried out in connection with the exercise of share options, the consideration was based on exercise prices in the share option program. The holding of treasury shares is held as a hedge of the Company’s share option program.

NOTE 13 –  (in USD million)

	As of December 31,
DEFERRED INCOME	2006	2007

Prepaid charter hire	0.0	3.8
Other	1.1	4.2
	--------	--------
	1.1	8.0
	---------	---------

NOTE 14 – MORTGAGE DEBT, BANK LOANS AND CAPITALIZED LEASE OBLIGATIONS (in USD million)

	As of December 31,
To be repaid as follows:	2006	2007

Falling due within one year	55.9	768.8
Falling due between one and two years	55.9	139.1
Falling due between two and three years	68.5	69.1
Falling due between three and four years	53.5	112.6
Falling due between four and five years	53.5	107.7
Falling due after five years	407.6	456.1
	--------	--------
	694.9	1,653.4
	---------	---------

The presented amounts to be repaid are adjusted by directly related costs arising from the issuing of the loans by USD 3.2 million (2006: USD 2.9 million), which are amortized over the term of the loans.

			Effective	Effective	Carrying	Carrying
		Fixed/	interest	interest	amount	amount
	Maturity	floating	2006	2007	2006	2007

LOAN
USD	2008	Floating	6.2%	4.6%	5.1	700.0
USD	2009	Floating	5.8%	4.6%	15.0	70.0
USD	2011	Floating	6.2%	-	8.1	0.0
USD	2011	Fixed	4.4%	4.4%	63.6	92.5
USD	2012	Floating	-	5.2%	0.0	16.7
USD	2012	Fixed	-	4.4%	0.0	32.1
USD	2014	Floating	5.2%	5.1%	399.2	328.9
USD	2015	Floating	5.9%	5.0%	206.8	190.3
USD	2016	Floating	-	4.7%	0.0	226.0

Weighted average effective interest rate			5.4%	4.7%
Fair value			---------	---------	697.8	1,656.5
					---------	---------

The Company has an early settlement option to repay the loans.

Part of the loans with floating interest rate have been swapped to fixed interest rate. Please refer to Note 20 for further information on interest rate swaps.

Certain of TORM’s loan agreements contain minimum requirements to the liquidity and solvency of TORM and other restrictions, which may limit TORM’s ability to:

•	Engage in mergers or acquisitions;
•	Change the management of TORM’s vessels

As of December 31, 2007, TORM complies with these minimum requirements and restrictive covenants. Based on TORM’s expected future cash flow, investment programmes, etc. TORM expects to comply with the requirements and covenant until the maturity of the loan agreements.

Please refer to the section “Managing risk and exposure” and note 21 for further information on financial risks.

NOTE 15 – OTHER LIABILITIES (in USD million)

	As of December 31,
	2006	2007
Partners and commercial managements	1.8	1.0
Accrued operating expenses	6.3	6.3
Accrued interests	3.8	11.0
Wages and social expenses	5.2	13.5
Derivative financial instruments	6.2	4.9
Payables to joint ventures	0.0	21.4
Miscellaneous, including items related to shipping activities	2.7	2.0
	-------	-------
	26.0	60.1
	-------	-------

NOTE 16 – COLLATERAL SECURITY (in USD million)

Collateral security for mortgage debt and bank loans:
	As of December 31,
	2006	2007
Vessels	682.9	956.5
	---------	---------
	682.9	956.5
	---------	---------

The total carrying amount for vessels that have been provided as security amounts to USD 1,033 million as at December 31, 2007. (2006: 744 million).

NOTE 17 – GUARANTEE AND CONTINGENT LIABILITIES (in USD million)

	As of December 31,
	2006	2007
Guarantee liabilities	0.0	0.0
	-------	-------

The guarantee liability for the Group is less than USD 0.1 million and relates to guarantee liabilities to the Danish Shipowners’ Association.

NOTE 18

USD million
CONTRACTUAL LIABILITIES - AS LESSEE (operating leases)
Charter hire for vessels on time charter (incl. vessels not delivered):
	2006	2007
Falling due within one year	129.4	177.6
Falling due between one and two years	128.0	181.8
Falling due between two and three years	115.4	147.9
Falling due between three and four years	103.6	131.6
Falling due between four and five years	99.4	120.0
Falling due after five years	306.1	397.8
	---------	---------
	881.9	1,156.7
	---------	---------
Average period until redelivery (years)	4.9	4.1

Leases have been entered into with a mutually irrevocable lease period of up to eight years. Certain leases include an option to renew for one or two additional years at a time for up to three years and/or a purchase option. Exercise of the purchase option on the individual vessels is based on an individual assessment. Certain leases include a profit sharing element implying that the actual charter hire may be higher.

Newbuilding installments and exercised purchase options (purchase obligations):
Falling due within one year	191.3	273.5
Falling due between one and two years	161.3	249.7
Falling due between two and three years	179.7	207.2
Falling due between three and four years	62.9	37.8
Falling due between four and five years	18.0	0.0
Falling due after five years	0.0	0.0
	---------	---------
	613.2	768.2

Other operating leases:
Falling due within one year	2.1	3.7
Falling due between one and two years	1.9	3.6
Falling due between two and three years	1.7	3.3
Falling due between three and four years	1.7	3.1
Falling due between four and five years	1.8	2.7
Falling due after five years	3.7	5.2
	---------	---------
	12.9	21.6

Other operating leases primarily consist of contracts regarding office spaces and apartments as well as IT-related contracts.

During the year, charter hire expenses have been recognized in the income statement by USD 160.2 million (2006: USD 106.3 million) of which USD 4.2 million (2006: USD 7.1 million) relate to profit sharing elements. Other operating lease expenses have been recognized in the income statement by USD 3.9 million (2006: USD 2.5 million).

USD million
CONTRACTUAL LIABILITIES - AS LESSOR (operating leases)
Charter hire income for vessels on time charter and bareboat charter (incl. vessels not delivered):
	2006	2007
Falling due within one year	145.0	370.1
Falling due between one and two years	41.0	151.2
Falling due between two and three years	23.6	39.1
Falling due between three and four years	6.1	13.7
Falling due between four and five years	0.0	9.3
Falling due after five years	0.0	8.6
	---------	---------
	215.7	592.0
	---------	---------
Average period until redelivery (year)	1.1	1.3

Certain leases include a profit sharing element implying that the actual charter hire income may be lower.

Charter hire income for vessels on time charter and bareboat charter is recognized under net revenue.

NEWBUILDING CONTRACTS

As at December 31, 2007, TORM had contracted 21 newbuildings (2006: 17 newbuildings) to be delivered during 2008 to 2011. For all 21 vessels the total outstanding contractual commitment amounted to USD 745 million as at December 31, 2007. In addition, TORM called an option in 2007 to acquire one Panamax bulk carrier on time charter built in 2004, which will be delivered in the first quarter of 2008. The contractual liability relating to this vessel amounted to USD 23 million as at December 31, 2007.

TIME CHARTER CONTRACTS

As at December 31, 2007, TORM had entered into the following time charter contracts as lessee:

Year/ Vessel type	Number of operating days	Average daily freight rates USD	Year/ Vessel type	Number of operating days	Average daily freight rates USD
2008:			2013:
LR2	373	24,551	LR1	240	20,656
LR1	3,930	20,775	MR	2,160	15,908
MR	270	16,864	Panamax	4,155	16,170
SR	720	22,500	2014:
Panamax	3,270	17,376	MR	1,905	15,796
2009:			Panamax	3,720	15,973
LR2	360	24,500	2015:
LR1	3,735	20,177	MR	1,575	15,746
MR	1,740	15,859	Panamax	3,210	16,004
SR	690	22,500	2016:
Panamax	2,775	15,857	MR	360	15,900
2010:			Panamax	2,205	16,339
LR2	360	24,500	2017:
LR1	2,475	20,395	MR	315	15,900
MR	2,160	15,908	Panamax	1,800	16,476
SR	30	22,500	2018:
Panamax	3,150	15,494	Panamax	1,530	16,767
2011:			2019:
LR2	360	24,500	Panamax	720	17,450
LR1	1,830	20,880	2020:
MR	2,160	15,908	Panamax	630	17,450
Panamax	3,240	15,487
2012:
LR1	1,125	20,510
MR	2,160	15,908
Panamax	3,960	15,810

The above-mentioned time charter contracts are included in the contractual liabilities as a lessee note . The time charter contracts noted above do not include two bareboat contracts which expire mid-2010 fixed at an average daily freight rate of USD 14,004 which are included in the contractual liabilities as a lessee note.

NOTE 19 – ACQUIRED TIME CHARTER CONTRACTS

The Company has under a business combination acquired some time charter contracts which have been measured at fair value and recognized as a liability as of the acquisition date. This liability is amortized over the life of the underlying time charter contract, and is recognized as income under Revenue.

The table below shows the amortization:

USD million	2006	2007
AMORTIZATION OF ACQUIRED TIME CHARTER CONTRACTS
Amortization within one year	0.0	20.2
Amortization between one and two years	0.0	12.2
Amortization between two and three years	0.0	3.7
Amortization between three and four years	0.0	0.1
Amortization between four and five years	0.0	0.0
Amortization after five years	0.0	0.0
	---------	---------
	0.0	36.2
	---------	---------

During the year, amortization of acquired time charter contracts have been recognized as an income of USD 13.7 million.

NOTE 20 – FAIR VALUE OF DERIVATIVE FINANCIAL INSTRUMENTS (in USD million)

	Fair value at December 31, 2006	Fair value at December 31, 2007

Hedge accounting cash flow:
Interest rate swaps	3.0	(0.6)
Bunker hedge	(3.3)	3.3
Forward Freight Agreements	5.9	6.0
Non hedge accounting:
Forward exchange rate contracts	1.0	1.7
Forward rate agreement	0.0	(0.2)
Interest rate swaps	3.5	(2.0)
Currency options	0.4	(0.3)
Forward to buy shares	0.0	(0.3)
Bunker hedge	(1.5)	(1.4)
Forward Freight Agreement	(2.3)	(2.0)
Rights to share of gain on purchase options on vessels	0.0	44.6
Acquired liabilities related to options on vessels	0.0	(12.2)
	------	------
	6.7	40.6
	------	------

The table below shows realized amounts and fair value adjustments regarding derivative financial instruments recognized in the income statement and equity in 2007:

		Fair value adjustments
		Income statement
	Revenue	Port expenses, bunkers and comm.	Freight and bunkers derivatives	Financial items	Equity Hedging reserves

Bunker hedge	-	0.9	0.0	-	6.6
Forward Freight Agreements	8.8	-	2.9	-	0.1
Forward exchange rate contracts	-	-	-	2.9	-
Forward rate agreement	-	-	-	0.1	-
Interest rate swaps	-	-	-	(0.7)	(3.6)
Currency options	-	-	-	0.1	-
Forward to buy shares				(0.3)
	------	------	------	------	------
Total 2007	8.8	0.9	2.9	1.9	3.1
	------	------	------	------	------

Please refer to the section “Managing risk and exposure” and note 21 for further information on commercial and financial risks.

The interest rate swaps with a fair value of USD 0.6 million (2006: USD 3.0 million) are designated to hedge a part of TORM’s interest payments during the period 2008 to 2009. The bunker hedge contracts with a fair value of USD 3.3 million (2006: USD (3.3) million) are designated to hedge a part of TORM’s bunker expenses during the period 2008 to 2009. The Forward Freight Agreements with a fair value of USD 6.0 million (2006: USD 5.9 million) are designated to hedge a part of TORM’s revenue during the period 2008 to 2009. The gains or losses on these contracts will be recognized in the income statement together with the hedged items.

NOTE 21 - FINANCIAL AND COMMERCIAL RISKS – (in USD million)

EXCHANGE RATE RISK

TORM reports financial statements in USD because the majority of the Company’s transactions are denominated in USD. Foreign exchange risk is limited to those cash flows, which are not denominated in USD. The primary risk relates to DKK based transactions such as wages to Danish sea-based staff, salaries to Danish land-based staff, other administrative expenses and dividends to the shareholders. Furthermore, certain installments on newbuildings are denominated in JPY and a portion (approx. 31%) of the technical expenses is denominated in other currencies than USD, mainly DKK (approx. 23%).

It is the Company’s policy to minimize the impact of exchange rate fluctuations on the financial statements and on the financial position of the Company. DKK cash flows are hedged for a period of up to 12 months forward typically by entering into forward foreign exchange contracts. As at 31 December 2007, the total value of the contracts was USD 1.4 million.

Other significant cash flows in non-USD related currencies occur occasionally and are typically hedged as soon as they become known.

Forward foreign exchange contracts and other currency contracts are traded subject to specific risk policies and guidelines approved by the board of directors including trading limits, segregation of duties and other internal control procedures.

All things being equal, a change in the USD exchange rate of 1% in relation to DKK would result in a change in profit before tax and equity as follows:

Sensitivity to changes in the USD/DKK exchange rate	2006	2007

Changes at increase in the USD exchange rate of 1% in relation to DKK:
Changes in profit before tax	0.7	0.8
Changes in equity	6.4	0.1
	------	------

At year-end 2006, TORM had forward hedging contracts of USD 12 million against DKK in respect of operating costs for 2007. In 2007, TORM entered into exchange rate contracts for the sale of USD 451 million against DKK and sold USD 25 million spot in order to cover the DKK cash requirements for operating costs in 2007. As such, in 2007 spot and term exchange contracts for a total of USD 488 million were unwound at an average exchange rate of 5.57 as against the average exchange rate for the year of USD against DKK of 5.45. Furthermore, TORM sold USD 55 million with value in 2008 at an exchange rate of 5.24 against DKK.

In 2007, TORM entered into spot contracts for the purchase of USD 703 million against DKK in order to hedge the DKK proceeds from the sale of the NORDEN shares at an average exchange rate of 5.51.

In 2007, with settlement in 2008, TORM had entered into an agreement to purchase put-option in the amount USD 15 million against DKK. With regard to the put-options, TORM can sell USD to the counterpart at an exchange rate of 5.02 to the DKK. Additional in 2007, with settlement in 2008, TORM had entered into an agreement to sell a call-option in the amount of USD 40 million against DKK. With regard to the call-option, TORM is obliged to sell USD to the counterpart at an average exchange rate of 5.50 to the DKK.

TORM applies hedge accounting to certain forward foreign exchange contracts. Hedge accounting is applied systematically and is based upon specific policies.

INTEREST RATE RISK

TORM has significant cash requirements associated with interest bearing mortgage debt and time charters. These payments are influenced by changes in interest rates. All the Company’s loans for financing vessels are denominated in USD, and most carry variable interest.

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

The profile of the instruments always matches the profile of the particular loan in question. When assessing interest rate risk hedging for its loan portfolio, TORM takes into consideration expected interest rate developments and future changes to the composition of the fleet in order to meet ongoing and future market expectations and requirements. In 2007, the Company entered into interest rate swaps with a contract value of USD 172 million.

Interest rate swaps and other interest contracts are traded subject to specific risk policies and guidelines approved by the board of directors including trading limits, segregation of duties and other internal control procedures.

All things being equal, a change in the interest rate level of 1% point on the unhedged variable interest debt will result in a change in the interest rate expenses as follows:

SENSITIVITY TO CHANGES IN INTEREST RATES	2006	2007

Changes at increase in the interest rate level of 1% point:
Increase in interest rate expenses	1.8	8.0
	------	------

TORM’s interest bearing USD debt increased from year-end 2006 to year-end 2007 by USD 959 million to USD 1,657 million. Of TORM’s mortgage debt in USD with variable interest rates, USD 761 million will be due within a 12 month period, and USD 314 million after 1 – 5 years. The average effective interest rate is between 4.0% and 5.7%.

Please refer to note 14 for further details regarding our interest bearing debt.

The portion of the interest swaps hedging the USD mortgage debt with maturity within 1 year was USD 37 million and USD 146 million after 1 - 5 years. The average effective interest rates were between 3.2% and 4.7%. The market value of TORM’s interest rate swaps was USD (2.6) million at year-end 2007 (2006 USD 6.5 million).

At year-end, TORM had covered 50% of its total 2008 interest costs at an average rate of 5.0% including margin. For the period 2009-2010, the coverage is 22%. The fixed interest debt has an average period of 2.5 years remaining, expiring between 2008 and 2013.

TORM applies hedge accounting to interest rate swaps. Hedge accounting is applied systematically and is based upon specific policies.

COUNTERPARTY RISK

The Company’s credit risks are associated partly with receivables, cash and cash equivalents and partly with derivative financial and commodity instruments with positive fair value. The maximum credit risk associated with financial assets is equal to the values recognized in the balance sheet.

The majority of TORM’s customers are companies that operate in the oil industry. It is assessed that these companies in all essentials are being affected by the same risk factors as those identified in TORM’s tanker division.

A major portion of the Company’s freight revenues is concentrated on a small group of customers. In 2007, 10 customers accounted for 64% of freight revenues, and two customers accounted for 14% and 10% of freight revenues, respectively.

Financial instruments are only entered into with major banks with a high credit rating and with reputable partners with a satisfactory credit rating. TORM only trades freight and bunker derivatives with high rated well founded counterparts and foremost, directly with the parent company. The largest counterparts with respect to FFA trade are Morgan Stanley and Trafigura, which each accounted for 10-15% of the volumes traded during 2007. The credit risk is limited with all counterparts as volumes are relatively small. Compared to physical fixtures, the Trafigura fixtures during 2007 compare to 15 physical MR cargoes distributed over the year with a maximum risk of loss of approximately USD 3.0 million. For comparison, TORM fixed 19 physical cargoes to Trafigura during 2007 in the MR business area alone.

The high concentration of risk on a few customers requires strict attention to credit risk. TORM has a credit policy under which a continued credit evaluation of new and existing customers take place. For long standing customers, it is normal practice that the payment of freight takes place after a vessel has discharged her cargo. For newer, smaller and less well-known customers, the Company’s financial risk is limited by the fact that most often it is a condition that freight is paid prior to the cargo’s discharge or, alternatively, that a suitable guarantee is placed in lieu thereof.

Unlike the product tanker market, the bulk market is very fragmented. Due to the relatively long contracts in the bulk division of 12 to 24 months, vessels are only chartered out to large customers with a solid reputation that are well-known to TORM regardless of whether a higher charter rate could potentially have been obtained from other smaller and unknown customers.

The Company’s receivables therefore primarily consist of receivables from cross-over voyages and, to a lesser extent, of  outstanding demurrage. For the past five years, the Company has not experienced any significant losses in respect of charter payment or any other freight agreements.

With regard to the collection of demurrage, the Company’s average stands at 95-97% which is considered to be satisfactory given the differences in interpretation of events. Demurrage represents approximately 4% of the total freight earnings.

MOVEMENT IN BUNKER PRICES

The Company’s operating result is affected by movements in the price of fuel oil consumed by the vessels – known in the industry as bunkers.

To cover this risk, the Company hedges the price of part of its bunker requirements. Within the tanker pools, bunker requirements are hedged when a contract of affreightment covering several voyages has been concluded at a fixed freight rate. Coverage is usually provided for a period of up to 12 months forward.

In December 2007, TORM introduced a rolling bunker hedging programme as a supplement to the hedging activities within the pools. The purpose of the rolling programme is to build up a hedge position of 20% of the bunker exposure as independent of the current forward rates as possible. This is considered to be the least risky approach to start hedging in a period of all-time high bunker forward prices. TORM will buy bunkers about 40 times for the coming 12 months of about 0.5% of the exposure to reach the hedge percentage.

Bunker trade is subject to specific risk policies and guidelines approved by the board of directors including trading limits, segregation of duties and other internal control procedures.

For bulk carriers, the bunker requirements are similarly hedged to match cargo contract commitments, but the requirements are generally less, given that the majority of earnings derive from vessels chartered out on time charter, where the charterer is responsible for the payment of bunkers.

In 2007, TORM covered 23% of its bunker requirements using hedging instruments. As at December 31, 2007, TORM had hedged the price for 0.5% of its bunker requirements for 2008, and the market value of these contracts as at year-end was USD 1.9 million (2006: (4.8) million).

TORM applies hedge accounting to certain bunker hedge contracts, primarily contracts covering periods of 12 months or longer. Hedge accounting is applied systematically and is based upon specific policies.

All things being equal, a price change of 1% per ton of bunker oil would lead to the following change in expenditure based on the expected bunker consumption:

SENSITIVITY TO CHANGES IN BUNKER PRICES	2006	2007

Changes at increase in the bunker prices of 1% per ton:
Changes in bunker expenses	1.0	1.4
	------	------

MOVEMENT IN FREIGHT RATES

The Company’s income is principally generated from voyages carried out by its fleet of vessels. As such, TORM is exposed to the considerable volatility that characterizes the freight rates.

In the tanker segment, TORM’s primary risk objective as part of the pool concept is to reduce the sensitivity to the volatility of freight rates not by entering into long-term agreements at fixed freight rates, but rather by achieving economies of scale and optimizing the offering to the customer and using the Company’s knowledge of the market and good geographical coverage to achieve the highest possible earnings under any given market conditions. Therefore, voyages are primarily fixed at rates reflecting prevailing market conditions with an average duration of 20-40 days.

Within the tanker pools, freight income is to a certain extent covered against volatility through the use of physical contracts, such as cargo contracts and time charter agreements, and financial instruments, such as forward freight agreements (FFAs) and synthetic time charter contracts. Coverage is typically made 6 to 12 months forward. In addition to the coverage arranged in the pools, TORM may supplement with additional coverage on the basis on market expectations and in accordance with the Company’s risk management policies.

In 2007, 50% of freight earnings deriving from the Company’s tankers were secured in this way. Time charter parties accounted for 70% of overall hedging, as this hedging instrument resulted in higher rates than those offered by the forward market. In 2007, the Company entered into FFAs with a contract value of USD 264 million.

FFA trade and other freight related derivatives are subject to specific risk policies and guidelines approved by the board of directors including trading limits, stop-loss policies, segregation of duties and other internal control procedures. Transactions are registered in an industry developed IT system, which provides daily market Reports to management and input for financial reporting. On a limited scale and within the boundaries set out by the board of directors, the Company from time to time enters into FFA contracts as a supplement to the physical positions in vessels.

In order to control the Company’s FFA positions, the Company applies a risk management software based on the Value-at-risk method.

In the bulk segment, TORM is a relatively small market participant, and the Company reduces sensitivity to the volatility of freight rates primarily by entering into time charter agreements, typically of 12 to 24 months’ duration.

TORM applies hedge accounting to certain FFA contracts, primarily contracts covering period of 12 months or longer. Hedge accounting is applied systematically and is based upon specific policies.

All things being equal, a freight rate change of USD/day 1,000 would lead to the following change in profit before tax and equity based on the expected number of earnings days for the coming financial year during which the Company’s vessels have not already been chartered out at fixed rates:

SENSITIVITY TO CHANGES IN FREIGHT RATES	2006	2007

Changes in freight rates of USD/day 1,000:
Full year pre-tax profit change (in USD million)	8.9	14.2
	------	------

NOTE 22 - FINANCIAL INSTRUMENTS – in USD million

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES AS DEFINED IN IAS 39:	2006	2007

Loans and receivables
Freight receivables, etc.	49.7	90.3
Other receivables	8.5	14.9
Cash and cash equivalents	33.0	118.0
	------	------
Total loans and receivables	91.2	223.2
	------	------
Available-for-sale financial assets
Other investments	644.4	11.0
	------	------
Total available-for-sale financial assets	644.4	11.0
	------	------
Derivative financial instruments (assets)
Other financial assets (held for trading)	0.0	44.6
Other receivables (held for trading)	3.1	3.8
Other receivables (hedge accounting)	9.4	9.3
	------	------
Total derivative financial instruments (assets)	12.5	57.7
	------	------
Financial liabilities measured at amortized cost
Mortgage debt and bank loans	695.0	1,653.5
Trade payables	18.8	44.3
Other liabilities	15.0	41.7
	------	------
Total financial liabilities measured at amortized cost	728.8	1,739.5
	------	------
Derivative financial instruments (liabilities)
Acquired liabilities related to options on vessels (held for trading)	0.0	12.2
Other liabilities (held for trading)	2.0	4.3
Other liabilities (hedge accounting)	3.8	0.6
	------	------
Total derivative financial instruments (liabilities)	5.8	17.1
	------	------

The fair value of the financial assets and liabilities above equals the carrying amount except for mortgage debt and bank loans for which the fair value can be found in Note 14.

NOTE 23 – RELATED PARTY TRANSACTIONS

The members of the Company’s Board of Directors and Senior Management, near relatives to these persons and companies where these persons have control or exercise significant influence are considered as related parties.

Mr. Niels Erik Nielsen, Chairman of the Board of Directors, is a practicing partner in the law firm Bech-Bruun. Bech-Bruun has rendered legal assistance during the financial year as one of a number of law firms. The firm’s fee of USD 0.3 million (2006: USD 0.3 million) is based upon the amount of time spent by the firm.

Mr. Stefanos-Niko Zouvelos, member of the Board of Directors, is General Manager of Beltest Shipping Company Limited. TORM has during the year paid USD 6.8 million (2006: USD 8.5 million) to an entity owned by Beltest Shipping Company Limited under a time charter agreement involving one product tanker vessel.

There have not been any other transactions with such parties during the financial year.

Management remuneration is disclosed in note 4.

It is considered that no single person has control over the Group or the Parent Company.

NOTE 24 - ENTITIES IN THE GROUP

Parent company:
A/S Dampskibsselskabet TORM		Denmark
Investments in subsidiaries*)			Investments in jointly controlled entities*):
Torm Singapore (Pte) Ltd.	100%	Singapore	Long Range 2 A/S	50%	Denmark
Amazon Shipping LLC	100%	Marshall Islands	LR2 management K/S	50%	Denmark
Neches Shipping LLC	100%	Marshall Islands	TT Shipowning K/S	50%	Denmark
TORM Norge AS	100%	Norway	Torghatten & Torm Shipowning Aps	50%	Denmark
Torm Shipping (Germany) G.m.b.H.	100%	Germany	UT Shipowning K/S	50%	Denmark
Long Range 1 A/S	100%	Denmark	Ugland & Torm Shipowning ApS	50%	Denmark
Medium Range A/S	100%	Denmark	OMI Corporation	50%	Marshall Islands
LR1 Management K/S	100%	Denmark	Brazos Shipping LLC	50%	Marshall Islands
MR Management K/S	100%	Denmark	Horizon Shipping LLC	50%	Marshall Islands
Charente Shipping LLC	100%	Marshall Islands	TORM SHIPPING (PHILS.), INC.	25%	Philippines
Fox Shipping LLC	100%	Marshall Islands
Garonne Shipping LLC	100%	Marshall Islands
Horizon Shipping LLC	100%	Marshall Islands
Kansas Shipping LLC	100%	Marshall Islands
Loire Shipping LLC	100%	Marshall Islands
Madison Shipping LLC	100%	Marshall Islands
Moselle Shipping LLC	100%	Marshall Islands
Ohio Shipping LLC	100%	Marshall Islands
Platte Shipping LLC	100%	Marshall Islands
Republican Shipping LLC	100%	Marshall Islands
Rhone Shipping LLC	100%	Marshall Islands
Rosetta Shipping LLC	100%	Marshall Islands
San Jacinto Shipping LLC	100%	Marshall Islands
Saone Shipping LLC	100%	Marshall Islands
Tevere Shipping LLC	100%	Marshall Islands
Thames Shipping LLC	100%	Marshall Islands
Trinity Shipping LLC	100%	Marshall Islands
Wabash Shipping LLC	100%	Marshall Islands
Ottawa Shipping LLC	100%	Marshall Islands
Tamar Shipping LLC	100%	Marshall Islands
Ruby Shipping LLC	100%	Marshall Islands
Ganges Shipping LLC	100%	Marshall Islands
Libra Tankers Shipping LLC	100%	Marshall Islands
Tiber Shipping LLC	100%	Marshall Islands
OMI Marine Service Ltd.	100%	Delaware
OMI Holding Ltd.	100%	Mauritius
OMCI Ltd.	100%	India
OMI Crewing Service Ltd.	100%	Bermuda

Furthermore, TORM is participating in a number of joint ventures, primarily the MR Pool, the LR1 Pool and the LR2 Pool, which are not legal entities.

The investments in these joint ventures are included as investments in jointly controlled operations.

The following represents the income and expenses reflected in the consolidated income statement and the summarized balance sheet data that is reflected in the consolidated balance sheet for the year ended December 31, 2005, 2006 and 2007 in accordance with IFRS associated with jointly controlled entities:

	2005	2006	2007
Revenue	0.0	13.4	48.6
Port expenses, bunkers and commissions	0.0	(5.3)	(6.3)
	------	------	------
Time Charter Equivalent Earnings	0.0	8.1	42.3
Charter hire and operating expenses	0.0	(4.7)	(20.4)
	--------	--------	--------
Gross profit (Net earnings from shipping activities)	0.0	3.4	21.9
Administrative expenses	(1.5)	(1.7)	(15.5)
Other operating income	2.7	2.8	3.1
Depreciation and impairment losses	0.0	0.0	9.6
	--------	--------	--------
Operating profit	1.2	4.5	(0.1)
Financial income	0.1	0.2	5.8
Financial expenses	(0.2)	0.0	(2.4)
	--------	--------	--------
Profit before tax	1.1	4.7	3.3
Tax expenses	0.0	(0.1)	(0.0)
	------	------	------
Net profit for the year	1.1	4.6	3.3

Non current assets	0.0	17.0	114.1
Current assets	2.1	3.9	33.6

Non-current liabilities	0.0	15.8	0.0
Current liabilities	1.0	0.2	5.4
*)           Companies with activity in the financial year.

NOTE 25 - EARNINGS PER SHARE

	2005	2006	2007

Net profit for the year (USD mill.)	299.4	234.5	791.7
	---------	---------	---------
Mill. Shares
Average number of shares	72.8	72.8	72.8
Average number of treasury shares	(3.1)	(3.4)	(3.6)
	---------	---------	---------
Average number of shares outstanding	69.7	69.4	69.2
Dilutive effect of outstanding share options and restricted shares	0.2	0.0	0.2
	---------	---------	---------
Average number of shares outstanding incl. dilutive effect of share options	69.9	69.4	69.4
	---------	---------	---------
Earnings per share (USD)	4.3	3.4	11.4
	---------	---------	---------
Diluted earnings per share (USD)	4.3	3.4	11.4
	---------	---------	---------

The comparative figures are rested to reflect the change in the denomination of the Company’s shares from DKK 10 per share to DKK 5 in May 2007.

NOTE 26

USD million	2005	2006	2007
APPROPRIATION OF NET PROFIT FOR THE YEAR INCL. PROPOSED DIVIDEND
Proposed appropriation of net profit for the year in the Parent Company, A/S Dampskibsselskabet TORM:
Proposed dividend	132.4	73.9	64.5
Retained profit	103.3	114.5	709.0
	---------	---------	---------
Net profit for the year	235.7	188.4	773.5
	---------	---------	---------

Total equity in the Parent Company, A/S Dampskibsselskabet TORM:
Common shares	61.1	61.1	61.1
Treasury shares	(7.7)	(18.1)	(18.1)
Revaluation reserves	296.4	579.8	7.3
Retained profit	400.0	513.1	874.1
Proposed dividend	132.4	73.9	64,5
Hedging reserves	3.2	5.6	8.7
Translation reserves	6.0	6.0	5.9
	---------	---------	---------
Total equity	891.4	1,221.4	1,003.5
	---------	---------	---------
Proposed dividend per share (USD)*)	1.8	1.0	0.9
Dividend per share paid (USD)*)	1.4	1.9	6.1
	---------	---------	---------

The difference between proposed dividend per share in USD in 2006 and dividend per share paid in USD in 2007 relates to the extraordinary dividend paid in 2007 and the change in the USD/DKK exchange rate as the dividend is paid in DKK.

*) The comparative figures are adjusted to reflect the share split in May 2007.

NOTE 27 – CASH FLOWS

	2005	2006	2007
REVERSAL OF OTHER NON-CASH MOVEMENTS:
Amortization of acquired assets and liabilities	0.0	0.0	(13.7)
Adjustment on derivative financial instruments	(1.3)	3.9	(1.9)
Exchange rate adjustments	(5.7)	1.7	12.8
Other adjustments	0.4	0.4	1.4
	---------	---------	---------
Total reversal of other non-cash movements	(6.6)	6.0	(1.4)
	---------	---------	---------

NOTE 28 – ACQUISITION OF COMPANIES

The Company and Teekay through their jointly owned entity Omaha Inc. acquired Omi Corporation (OMI) on 8 June 2007. The majority of OMI’s assets and liabilities was divided equally between the Company and Teekay on 1 August 2007. The parties intend to divide the remaining assets and liabilities equally as well.

The acquisition of 50% of OMI was recognized as an investment in a joint venture by proportionate consolidation, while the assets and liabilities acquired from OMI on 1 August 2007 was recognized using the purchase method. Cash was only paid in the 50% acquisition of OMI on 8 June 2007.

The details of the OMI acquisition are as follows (TORM’s share):

Name and primary activity	Acquisition date	Acquired ownership %	Acquired voting instruments %	Acquisition price USD million

OMI Corporation, Stamford, Connecticut, USA – A shipping company in the energy transportation sector	8 June 2007	50	50	910.9

The Company did not participate in mergers or acquisitions in 2006.

The following table summarises the preliminary fair values of the assets acquired and the liabilities assumed by the Company on 1 August 2007:

USD million	Book value	Fair value adjustment	Fair value
Intangible assets	7.5	5.9	13.4
Tangible fixed assets	581.2	382.6	963.8
Other financial assets	0.0	44.8	44.8
Freight receivables, etc.	30.0	0.0	30.0
Other receivables	3.0	0.0	3.0
Prepayments	9.7	0.0	9.7
Cash and cash equivalents	41.9	0.0	41.9
Mortgage debt and bank loans	(261.4)	(14.7)	(276.1)
Acquired liabilities related to options on vessels	0.0	(12.2)	(12.2)
Other financial liabilities	0.0	(2.1)	(2.1)
Trade payables	(13.2	0.0	(13.2)
Acquired time charter contracts	0.0	(46.0)	(46.0)
Other liabilities	(58.1)	0.0	(58.1)
Deferred income	(4.5)	0.0	(4.5)

Net assets acquired
	---------	---------	---------
Goodwill	336.1	358.3	694.4
	---------	---------	87.7
			---------
Consideration			782.1
			---------

The table below summarises and reconciles the 8 June 2007 cash payment for the investment in OMI and the value of the acquired assets and liabilities on 1 August 2007.

USD million	Fair value

Cost of acquisition from joint venture 1 August 2007	782.1

Tangible fixed assets still owned by joint venture	68.3
Movements in the period from 8 June to 31 July 2007:
Share of net result	(4.6)
Marketable securities sold	28.5
Other repayment	36.6
---------
Consideration paid in cash for 50% of OMI 8 June 2007	910.9
Cash and cash equivalents, acquired 8 June 2008	(100.7)
---------
Net cash outflow	810.2
---------

The acquisition balance sheet as per 8 June 2007 has been prepared on a provisional basis. The final review of assets and liabilities transferred to TORM and Teekay and payment hereof has not yet been completed.

Of the net profit for the year for the group of USD 792 million are USD 20 million attributable to income generated by acquired assets and assumed liabilities. If OMI had been acquired with effect of 1 January 2007, the revenue would have been USD 929 million and net profit for the year USD 834 million. It is the management’s assessment that these proforma figures reflect the level of earnings for the group after the acquisition and that the figures constitute a basis for comparison in subsequent financial years.

The preparation of the proforma figures for revenue and profit for the year is based on actual earnings for the period and the fair values used in the acquisition balance sheet and the effect hereof on earnings, including depreciation on tangible fixed assets and intangible assets.

NOTE 29 – PURCHASE OPTIONS ON VESSELS

As at December 31, 2007, TORM had the following purchase options on vessels:

Exercise year/ Vessel type	Number of vessels	Average age of vessels, years	Average option exercise price as at 31 Dec. 2006 USD million
2008:
Panamax	2.0	3.0	22.6
Kamsarmax*	2.0	0.0	50.0
2009:
LR1**)	0.5	3.0	15.5
Panamax	1.0	3.0	23.0
2011:
LR1**)	0.5	5.0	14.2
Panamax	1.0	3.0	28.7
2012:
MR***)	1.0	3.0	38.4
Panamax	1.0	3.0	26.5
2013:
Panamax	3.0	4.3	32.6
2014:
MR	1.0	5.0	32.1
Panamax	1.0	5.0	45.0
2015:
Panamax	1.0	5.0	35.4
2016:
Panamax	1.0	5.0	39.8
2017:
Panamax:	2.0	5.0	39.4
2018:
Panamax	1.0	7.0	39.8

As at December 31, 2006, TORM had purchase options on 14 vessels.

*) Each option can be exercised if the market price for the vessel exceeds the option price by minimum USD 2 million. There is a 50/50 profit sharing on the difference between the market price and the option price.

**) TORM holds 50% of the purchase option on the vessel. Consequently, the stated option price is for 50% of the vessel.

***) The stated option price is the minimum options price for the vessel.

NOTE 30 – MATERIAL EVENTS OCCURRED AFTER THE BALANCE SHEET DATE

In January 2008, TORM entered into an agreement to buy 50% of the shipping company FR8 for USD 125 million. FR8 controls 25 vessels including three LR2 newbuildings for delivery in 2008. The seller, Projector, an international oil trader, will continue as co-owner of FR8 and will in the future provide oil cargoes to TORM. In addition, the acquisition will enhance TORM’s insight into the demand parameters influencing the product tanker market.

In April 2008, TORM entered into an agreement to sell the Panamax bulk carrier TORM Marlene (built in 1997). The vessel was sold for a total consideration of USD 70 million and was delivered in May 2008.

ITEM 19.	EXHIBITS

Number	Description of Exhibits
1.1	____	Amended and Restated Articles of Association for A/S Dampskibsselskabet TORM (the “Company”) and English Translation(1)
1.2	____	Rules of Procedure for the Board of Directors of the Company and English Translation (2)
2.2	____	Form of Depository Agreement between Deutsche Bank and the Company (2)
4.1	____	The Company’s Employee Stock Purchase Plan (2)
4.2	____	DKK 42 million revolving credit facility letter from Danske Bank to the Company dated December 11, 1998 and English translation (2)
4.3	____	Transaction Agreement, dated April 17, 2007, among Teekay Corporation, TORM, Omaha, Inc. and OMI Corporation (incorporated by reference to the Form 8-K filed by OMI Corporation on April 20, 2007) (3)
4.4	____
Credit Agreement, dated April 17, 2007, among HSH Nordbank AG, Danske Bank A/S and TORM (incorporated by reference to the Schedule TO Amendment No. 2 filed by Teekay Corporation, TORM, Teekay Acquisition Holdings LLC and Omaha, Inc. on May 18, 2007) (3)

4.5	____
Joint Venture Agreement, dated as of April 17, 2007, among Teekay, Teekay Acquisition Holdings LLC and TORM (incorporated by reference to the Schedule TO filed by Teekay Corporation, TORM, Teekay Acquisition Holdings LLC and Omaha, Inc. on April 27, 2007) (3)

8.1	____	List of the Company’s subsidiaries
11.1	____	Code of Ethics
12.1	____	Rule 13a-14(a)/15d-14(a) Certification of the Company’s Principal Executive Officer
12.2	____	Rule 13a-14(a)/15d-14(a) Certification of the Company’s Principal Financial Officer
13.1	____	Certification of the Company’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	____	Certification of the Company’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
_________________________

(1)	Incorporated by reference from 6-K filed on April 25, 2008.

(2)	Incorporated by reference from exhibit of same number to Registration Statement on Form 20-F, filed February 27, 2002 (File No. 000-49650).

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
Name: Klaus Kjaerulff Title: Chief Executive Officer
Date: June 25, 2008

SK 03810 0001 895035