Form 20-F
period 2008-12-31
TORM A/S
filed 2009-06-25
CIK 1168351

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REPORT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _________________

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________

Commission file number 000-49650

TORM A/S

(Exact name of Registrant as specified in its charter)

TORM A/S

(Translation of Registrant's name into English)

Kingdom of Denmark

(Jurisdiction of incorporation or organization)

Tuborg Havnevej 18, DK-2900 Hellerup, Denmark

Address of principal executive offices)

Jesper Holmark,  011 45 3917 9396  (facsimile), Tuborg Havnevej 18, DK-2900 Hellerup, Denmark
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See the definitions of "large accelerated filer" and "accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP

X	International Financial Reporting Standards as issued by the International
Accounting Standards Board

Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

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

Yes	No

The Company "TORM A/S" formerly known as "Aktieselskabet Dampskibsselskabet Torm" is referred to as "TORM" in this Annual Report.

TABLE OF CONTENTS

		Page
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
ITEM 4.	INFORMATION ON THE COMPANY	15
ITEM 4A.	UNRESOLVED STAFF COMMENTS	37
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	37
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	61
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	66
ITEM 8.	FINANCIAL INFORMATION	65
ITEM 9.	THE OFFER AND LISTING	65
ITEM 10.	ADDITIONAL INFORMATION	68
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	81
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	83
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	83
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	83
ITEM 15.	CONTROLS AND PROCEDURES	83
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	85
ITEM 16B.	CODE OF ETHICS	85
ITEM 16C.	PRINCIPAL ACCOUNTING FEES AND SERVICES	85
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	86
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES	86
ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT	86
ITEM 16G.	CORPORATE GOVERNANCE	86
ITEM 17.	FINANCIAL STATEMENTS	87
ITEM 18.	FINANCIAL STATEMENTS	88
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS		F-1
ITEM 19.	EXHIBITS

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

In addition to these assumptions and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the shipping market, including the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in regulatory requirements affecting vessel operating including requirements for double hull tankers, changes in  TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, changes in the price of our capital investments, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by us with the Securities and Exchange Commission, or the SEC.

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

		For the year ended December 31
		(in thousands of USD except for per share information)
	2004(5)	2005(6)	2006(5)	2007(5)	2008
IFRS financial data Consolidated income statement Data:
Revenue	442,600	586,611	603,717	773,612	1,183,594
Port expenses, bunkers and commissions	(83,769)	(124,968)	(150,364)	(172,182)	(264,050)
Freight and bunkers derivatives	(9,280)	3,194	620	2,894	(13,586)
Time charter equivalent earnings	349,551	463,837	453,973	604,324	905,958
Charter hire	(59,592)	(82,139)	(106,329)	(154,852)	(193,829)
Operating expenses	(49,791)	(66,744)	(77,624)	(115,547)	(174,333)
Gross profit (Net earnings from shipping activities)	240,168	314,954	270,020	333,925	537,796
Profit from sale of vessels	0	54,731	54,362	0	82,813
Administrative expenses	(38,637)	(29,596)	(34,470)	(54,960)	(89,906)
Other operating income	13,139	9,809	10.013	15,167	14,493
Share of results of jointly controlled entities	0	1,199	1,199	(6,058)	27,122
Depreciation and impairment losses	(35,181)	(47,866)	(58,914)	(89,083)	(126,068)
Operating profit	179,489	303,231	242,210	198,991	446,250
Financial income	42,788	25,946	39,339	681,088	16,175
Financial expenses	(16,949)	(29,813)	(40,514)	(75,871)	(102,354)
Profit before tax	205,328	299,364	241,035	804,208	360,071
Tax expenses	(18,715)	(1)	(6,523)	(12,531)	1,279
Net profit for the year	186,613	299,363	234,512	791,677	361,350

Balance sheet data (as of end of period):
Total assets (2)	1,239,562	1,809,289	2,089,012	2,958,854	3,317,353
Non-current liabilities	406,545	783,648	701,852	986,463	1,575,450
Equity/net assets	715,407	904,651	1,280,846	1,081,230	1,278,949
Common shares	61,098	61,098	61,098	61,098	61,098
No. of shares outstanding (1) (3)	72,800,000	72,800,000	72,800,000	72,800,000	72,800,000

Other financial data (1)
Dividends declared per share DKK	7.5	11.5	5.8	4.5	4.0
Dividends declared per share USD (4)	1.4	1.8	1.0	0.9	0.8
Extraordinary dividend per share DKK	0	0	0	27.5	4.5
Earnings per share – basic	2.7	4.3	3.4	11.4	5.2
Earnings per share – diluted	2.6	4.3	3.4	11.4	5.2

1.
In May 2007 we made a 2:1 stock split of the Company's ordinary shares, nominal value DKK 10 into ordinary shares of nominal value DKK 5. The stock split was carried out on the Copenhagen Stock Exchange on May 23, 2007, and the split was carried out on NASDAQ on May 23, 2007 in relation to the Company's American Depository Shares with a record date of May 23, 2007 and a distribution date of May 31, 2007. After the stock split the Company's common shares consist of 72.8 million shares in denomination of DKK 5 per share. The comparative figures are restated to reflect the stock split.

2.
Total assets for each period include bonds that serve as collateral for certain of our borrowings. This amount was USD 0 million as of December 31, 2008; USD 0 million as of December 31, 2007; USD 0 million as of December 31, 2006; USD 0 million as of December 31, 2005; and USD 10 million as of December 31, 2004.

3.
Shares outstanding as of December 31, 2008 include 3,556,364 shares that we purchased and hold as own shares, reflected in shareholders' equity. As of December 31, 2007 we held 3,556,364 own shares; as of December 31, 2006 we held 3,556,364 own shares; as of December 31, 2005 we held 3,116,944 own shares; and as of December 31, 2004 we held 3,133,224 own shares. Comparative figures have been restated in accordance with the stock split in May 2007.

4.	Dividends are converted to U.S. dollars based on the historical exchange rate at year-end for the year in question.

5.
Effective January 1, 2008, we have changed the accounting policies regarding the recognition of investments in joint ventures so that these are recognized according to the equity method. Previously, joint ventures were recognized on a pro rata basis. The change in accounting policy is due to the fact that the Company finds it inappropriate to aggregate the items of joint ventures with items of entities that form an integral part of the Company's activities. The policy change has no effect on the income statement or on equity, but the profit for the year of joint ventures and the investment in these are presented in a single line item in the income statement and the balance sheet, respectively. Financial figures have been represented in accordance to reflect this change in accounting policy.

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

Industry Specific Risk Factors

The product tanker and dry bulk carrier sectors are cyclical and volatile, and this may lead to reductions and volatility in our charter rates when we re-charter our vessels, vessel values and results of operations

The dry bulk carrier and product tanker sectors are cyclical with volatility in charterhire rates and industry profitability. The degree of charterhire rate volatility among different types of dry bulk carriers and product tankers has varied widely. After reaching historical highs in mid-2008, charter hire rates for Panamax and Capesize dry bulk carriers have reached near historically low levels. Tanker charter hire rates have also declined from historical highs reached in mid-2008, although the decline has been less than in the dry bulk sector. If we enter into a charter when charterhire rates are low, our revenues and earnings will be adversely affected.  In addition, a decline in charterhire rates likely will cause the value of our vessels to decline.  We cannot assure you that we will be able to successfully charter our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably, meet our obligations or pay dividends to our shareholders. The factors affecting the supply and demand for dry bulk carriers and product tankers are outside of our control and are unpredictable.  The nature, timing, direction and degree of changes in industry conditions are also unpredictable.

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

We anticipate that the future demand for our vessels will be dependent upon continued economic growth in the world's economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the world's dry bulk carrier and product tanker fleets, and the sources and supply of cargo to be transported by sea.  If the global vessel capacity increases in the shipping sectors in which we operate, but the demand for vessel capacity in these sectors does not increase or increases at a slower rate, the charter rates paid for our vessels could materially decline.  Adverse economic, political, social or other developments could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends.

The downturns in the dry bulk carrier and tanker charter markets may have an adverse effect on our earnings, affect compliance with our loan covenants, require us to raise additional capital in order to comply with our loan covenants, and affect our ability to pay dividends.

The BDI, a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis covering Supramax, Panamax and Capesize drybulk carriers, declined from a high of 11,793 in May 2008 to a low of 2,332 in May 2009, which represents a decline of 80%. The BDI fell over 78% during the months of October through November of 2008 alone. The decline in charter rates is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China which has resulted in falling iron ore prices. The decline in charter rates in the drybulk market also affects the value of our drybulk vessels, which follow the trends of drybulk charter rates, and earnings on our charters, and similarly, affects our cash flows, liquidity and compliance with the covenants contained in our loan agreements.

In the second half of 2008, the slowdown in global economic growth led to a significant decline in oil prices from a high of $145 per barrel in July 2008 to $42 per barrel in January 2009 after reaching a low of $39 in December 31, 2008. OPEC has responded to this decrease in oil price by reducing oil supply significantly.

The recent rapid decline in global oil prices has negatively impacted tanker charter rates as well as the value of our tanker vessels. According to industry sources, the average spot market rate for a Suezmax tanker for the benchmark Suezmax tanker route loading in West Africa and discharging in the U.S. Atlantic Coast declined from a high of $138,943 per day in July 2008 to a low of $35,018 per day in November 2008, which represents a decline of 75%. The average spot market rate for this benchmark route was $56,574 per day on December 31, 2008, which represents a decline of 59% from the high reached in July 2008. Although this decline has not been as severe as the decline in the drybulk market, it has a commensurate decline in our tanker vessel values affecting our cash flows, liquidity and compliance with the covenants contained in our loan agreements.

If these trends continue, in order to remain viable, we may have to suspend or reduce dividend payments, sell vessels in our fleet and/or seek to raise additional capital in the equity markets.

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

The market values of our vessels may decrease, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our current or future credit facilities

Our loan agreements do not contain any vessel minimum value clauses and our rights and obligations under the loan agreements will not be affected by a decrease of the market values of our vessels. However, should the market values of our vessels decrease, it would limit the amount of new funds available under our available credit facilities and under future loan facilities.

The fair market values of our vessels have generally experienced high volatility. The market prices for secondhand dry bulk carriers are near historically low levels and prices for tanker vessels have dropped dramatically as well. The market value of our vessels fluctuate depending on general economic and market conditions affecting the shipping industry, prevailing charter hire rates, competition from other shipping companies and other modes of transportation, types, sizes and age of vessels, applicable governmental regulations and the cost of constructing newbuildings. The market value of our fleet may decline as a result of a downswing in the historically cyclical shipping industry. In addition, as vessels grow older, they generally decline in value.

If the fair market value of our vessels decline, that may lead to an impairment adjustment to our consolidated financial statements and ultimately have an adverse effect on our ability to meet certain financial covenants in our loan agreements. In addition, if we sell one or more of our vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our consolidated financial statements, the sale price may be less than the vessel's carrying value on our consolidated financial statements, resulting in a loss and a reduction in earnings. Furthermore, if vessel values fall significantly, we may have to record an impairment adjustment in our financial statements, which could adversely affect our financial results.

If the book value of the vessels in a cash-generating unit (the Tanker or the Bulk division) is impaired due to unfavorable market conditions or the vessels are sold at a price below the book value, we would incur a loss that could adversely affect our operating results.

An over-supply of drybulk carrier and tanker capacity may lead to reductions in charter hire rates and profitability

The market supply of drybulk carriers has been increasing, and the number of drybulk carriers on order is near historic highs. Newbuildings were delivered in significant numbers starting at the beginning of 2006 and continuing through 2008. As of December 2008, newbuilding orders had been placed for an aggregate of more than 72% of the existing global dry bulk fleet, with deliveries expected during the next 36 months.  The market supply of tankers is affected by a number of factors such as demand for energy resources, oil, and petroleum products, waiting days in ports, as well as strong overall economic growth in parts of the world economy. Furthermore, the extension of refinery capacity in India and the Middle East up to 2011 will exceed the immediate consumption in these areas, and an increase in exports of refined oil products is expected as a result.  Factors that tend to decrease tanker supply include the conversion of tankers to non-tanker purposes and the phasing out of single-hull tankers due to legislation and environmental concerns. We believe shipyards are expected to operate more or less at full capacity with their present orderbooks for both drybulk carriers and tankers. An over-supply of drybulk carrier or tanker capacity may result in a reduction of charter hire rates. If a reduction occurs, upon the expiration or termination of our vessels' current charters, we may only be able to recharter our vessels at reduced or unprofitable rates or we may not be able to charter these vessels at all.

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

World events could adversely affect our results of operations and financial condition

Terrorist attacks such as the attacks on the United States on September 11, 2001, the bombings in Spain on March 11, 2004, and in London on July 7, 2005, and the attacks in Mumbai on November 26, 2008, and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continue to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition.  The continuing presence of the United States and other armed forces in Iraq and Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain any additional financing or, if we are able to obtain additional financing, to do so on terms favorable to us.  In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends.

Our vessels may be damaged due to the inherent operational risks of the seaborne transportation industry and we may experience unexpected dry-docking costs, which may adversely affect our business and financial condition

Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting. If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at dry-docking facilities is sometimes limited and not all dry-docking facilities are conveniently located. We may be unable to find space at a suitable dry-docking facility or our vessels may be forced to travel to a dry-docking facility that is not conveniently located to our vessels' positions. The loss of earnings while these vessels are forced to wait for space or to steam to more distant dry-docking facilities would decrease our earnings.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia.  Throughout 2008 and early 2009, the frequency of piracy incidents has increased significantly, particularly in the Gulf of Aden off the coast of Somalia.  If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.  In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances.  We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us.  In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common stock to further decline

The United States and other parts of the world are exhibiting deteriorating economic trends and have been in a recession. For example, the credit markets in the United States have experienced significant contraction, deleveraging and reduced liquidity, and the United States federal government and state governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide. As of December 31, 2008, we have total outstanding indebtedness of USD 1,723 million under our credit facilities.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, which may have a material adverse effect on our results of operations, financial condition or cash flows, has caused the price of our ADS's on the Nasdaq Global Select Market and our common shares on the Copenhagen Stock Exchange to decline and could cause the price of our securities to decline further.

The dry bulk carrier and tanker operations involve certain unique operational risks

The operation of drybulk carriers has certain unique operational risks. With a drybulk carrier, the cargo itself and its interaction with the ship can be a risk factor. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the drybulk carrier. Drybulk carriers damaged due to treatment during unloading procedures may be more susceptible to a breach to the sea. Hull breaches in drybulk carriers may lead to the flooding of their holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the drybulk carrier's bulkheads leading to the loss of the drybulk carrier.

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

•	the U.S. Oil Pollution Act of 1990, or OPA;

•	the U.S Clean Air Act;

•	the U.S. Clean Water Act;

•	the International Convention on Civil Liability for Oil Pollution Damage of 1969;

•	the International Convention for the Prevention of Pollution from Ships;

•	the International Maritime Organization, or IMO, International Convention for the Prevention of Marine Pollution of 1973;

•	the IMO International Convention for the Safety of Life at Sea of 1974;

•	the International Convention on Load Lines of 1966; and

•	the U.S. Marine Transportation Security Act of 2002.

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

We are subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports

The operation of our vessels is affected by the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code.  The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies.  The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.  As of the date of this annual report, each of our vessels is ISM code-certified.

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

Some loan agreements impose operating and financial restrictions upon us. These restrictions may limit our ability to:

•	change the management of our vessels without the lenders' consent (which they are not entitled to unreasonably withhold); and

•	enter into mergers or corporate restructurings, or effect material divestments, if such would be materially adverse to the company.

Our lenders' interests may be different from ours and we cannot guarantee that we will be able to obtain our lenders' permission when needed. This may prevent us from taking actions that are in our best interest.

We are subject to certain risks with respect to our counterparties on contracts and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business

We enter into forward freight agreements (FFAs), forward currency exchange contracts, bunker and interest rate hedging contracts and employ our vessels on Contracts of Affreightment (COAs), fixed rate time charters and voyage charters. Our FFAs, forward currency exchange contracts, bunker and interest rate hedging contracts, COAs and vessel charters subject us to counterparty risks.  The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include general economic conditions, the condition of the shipping industry, the overall financial condition of the counterparty, the charter rates received for specific types of vessels and various expenses. In addition, in depressed market conditions, our charterers may no longer need a vessel that is currently under charter or may be able to obtain a comparable vessel at lower rates.  As a result, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition and results of operations.

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

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of December 31, 2008, our fleet of owned vessels included 4 vessels more than 10 years of age. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine and hull technology. After vessels reach 15 years of age, the majority of charterers and oil companies may impose restrictions on vessels that make it more difficult to trade the vessels with optimal flexibility. In addition, these older vessels must meet certain hull thickness tests. Furthermore, cargo insurance rates increase for vessels over 15 years of age, making them less desirable to charterers. We, however, consider a useful lifetime of 25 years to be the best estimate of the economic lifetime of a vessel.

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

Our operations expose us to global risks that may interfere with the operation of our vessels

We are an international company and conduct our operations globally. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and West Africa. Terrorist attacks such as the attacks on the United States on September 11, 2001 and the United States' continuing response to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world commercial markets, including the energy markets. The conflict in Iraq may lead to additional acts of terrorism, armed conflict and civil disturbance around the world, which may contribute to further instability, including in the oil markets.  The likelihood of acts of terrorism in the Middle East region and Southeast Asia may increase as shown by the attempted attacks on the Basra Oil Terminal in April 2004 and the attacks on employees of Exxon in Yanbu, Saudi Arabia, in early May 2004, and our vessels trading in those areas may face a higher risk of being attacked. Future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance.

A further economic slowdown in the Asia Pacific region could exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations

We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of commodities in ports in the Asia Pacific region. As a result, negative changes in economic conditions in any Asia Pacific country, particularly in China, may exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. In recent years, China has been one of the world's fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. Through the end of the third quarter of 2008, China's gross domestic product was approximately 2.3% lower than it was during the same period in 2007, and it is likely that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our business, financial condition and results of operations, as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five-year state plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through state plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken; with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could adversely affect our business, operating results and financial condition.

Because we generate nearly all of our revenues in U.S. dollars, but incur some of our expenses in Danish Kroner and other currencies, exchange rate fluctuations could hurt our results of operations

In 2008, we generated nearly all of our revenues in U.S. dollars but incurred approximately 85% of our expenses in U.S dollars and approximately 12% was incurred in Danish Kroner. A change in exchange rates could lead to fluctuations in our reported net income.

Interest rate fluctuations, including the recent volatility in LIBOR, may significantly affect our loan payments, which could adversely affect our profitability, earnings and cash flow

As of December 31, 2008, 91% of our loans bore interest at floating rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders. LIBOR has recently been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the recent disruptions in the international credit markets. Because the interest rates borne by much of our outstanding indebtedness fluctuates with changes in LIBOR, if this volatility were to continue, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow. As of December 31, 2008, we had entered into interest swap agreements expiring between 2009 and 2013 for approximately 36% of the then outstanding principal amounts of our loans, that may mitigate some of our exposure to the risk of rising interest rates. However, increases in interest rates will increase our payments under loans not covered by caps of the interest rates of our loans and swap agreements and may negatively affect our earnings and cash flow.

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

We expect that our Danish subsidiaries will qualify for tax exemption under the tax treaty between the United States and Denmark.  However, our non-Danish subsidiaries may not qualify for exemption under Section 883 for the 2008 taxable year unless we are able to obtain certain certifications from our shareholders.  As of the date of this filing, we have not been able to obtain these certifications, although we intend to continue our efforts.  If we are unable to obtain these certifications, our non-Danish subsidiaries would be subject to United States federal income tax on our United States source income derived during our 2008 taxable year. We can give no assurances on our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% United States federal income tax on our U.S. source shipping income. The imposition of this taxation could have a negative effect on our business.

U.S. tax authorities could treat us as a ''passive foreign investment company,'' which could have adverse U.S. federal income tax consequences to U.S. holders

A foreign corporation will be treated as a ''passive foreign investment company,'' or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of ''passive income'' or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of ''passive income.'' For purposes of these tests, ''passive income'' includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute ''passive income.'' U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and proposed method of operation, we do not believe that we are, have been or will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute ''passive income,'' and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. We believe there is substantial legal authority supporting our position consisting of case law and United States Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes.  However, we note that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.  Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our ADSs, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our ADSs.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We are TORM, a Danish shipping company founded in 1889 under the Danish Companies Act that is engaged primarily in the ownership and operation of product tankers and dry bulk carriers. We have also provided liner and offshore marine service vessels, but ceased these services in September 2002 and December 2003, respectively. Our product tankers primarily carry refined products such as naphtha, gasoline, gas oil, jet fuel, and diesel oil. Our dry bulk vessels carry commodities such as coal, iron ore and grain. Our vessels trade worldwide. Our registered office and principal place of business is at Tuborg Havnevej 18, DK-2900 Hellerup, Denmark. Our telephone number is +45 39179200. All the financial information presented in Item 4 is in accordance with IFRS.

We provide transportation services by utilizing a fleet of vessels that we own, charter in on short and long-term time charters, or commercially manage as the manager of a pool or through contracts with third-party owners. We charter in tankers and bulk vessels as are needed by the pools we manage.

Our primary capital expenditures are in connection with the acquisitions of vessels. The book value of vessels as of December 31, 2008 amounts to 78% (2007: 82%) of the total assets. We are renewing the fleet on continuous basis. The average age of the entire fleet as of December 31, 2008 is 4.9 years.

In April 2007, TORM acquired the U.S. shipping company OMI Corporation located in Stamford, Connecticut in collaboration with Teekay Shipping Corporation. TORM took over a total of 26 product tankers, 11 of which are MR tankers, 13 Handysize tankers and two are LR1 tankers.

In March 2008, TORM acquired a 50% stake in the shipping company FR8 Holdings Pte. Ltd. (FR8) from FR8 Limited, a subsidiary of the international oil trader Projector. FR8 Limited continues to own its 50% equity interest in FR8. FR8 operates independently from TORM. Projector went into liquidation in the second half of 2008, and TORM is now working on finding a solution which ensures the same strategic opportunities.

Subsequent events

In April 2009, following our annual general meeting, we changed our name from "Aktieselskabet Dampskibsselskabet Torm" to TORM A/S.

B.	Business Overview

The Fleet

As of December 31, 2008, our fleet of owned vessels consisted of 59.5 product tankers and six dry bulk carriers. The total tonnage of those vessels is approximately 4,077,874 dwt. In addition, we chartered 21.5 product tankers and seven dry bulk carriers and commercially managed approximately 33.5 vessels for third-party owners and charterers.

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

Division	2006	2007	2008
Product Tankers	84%	82%	68%
Dry Bulk Vessels	16%	18%	32%

Please refer to Item 5A for a description of revenue and gross profit per division.

Product Tanker Pooling Arrangements

We employ a significant part (approx. 70%) of our owned and chartered product tankers in three pooling arrangements, the LR2 Pool, the LR1 Pool and the MR Pool, along with vessels from several other shipping companies. The manager of each pool has the responsibility for the commercial management of the participating vessels, including the marketing, chartering, operation and bunker (fuel oil) purchase of the vessels. Each pool is administered by a pool board, which is comprised of representatives of each pool participant. The pool boards set the pools' policies and issue directives to the pool managers. The pool participants remain responsible for all other costs including the financing, insurance, manning and technical management of their vessels. The earnings of all of the vessels are aggregated and divided according to the relative performance capabilities of the vessel and the actual earning days each vessel is available. Please refer to Note 1 to our consolidated financial statements contained herein for further details relating to the treatment of income from pools.

The LR2 Pool

As of December 31, 2008, the LR2 Pool was comprised of 33 Aframax tankers that are all double-hull and mainly trade clean petroleum products. The commercial management is carried out via the limited partnership LR2 Management K/S, in which Long Range 2 A/S, a Danish corporation, is the general partner. We own 50% of all issued and outstanding voting stock of Long Range 2 A/S and a 50% interest in LR 2 Management K/S. Maersk Tankers, one of the pool participants, also owns a 50% interest in both entities. The other participants in this pool are Primorsk Shipping Corporation and Rederi AB Gotland. Thirteen of our owned and chartered vessels participated in this pool. The LR2 pool has also time chartered in one vessel, the charter of which is expected to end in 2010. If a participant wants to sell one of its vessels in the pool, it must give notice to the pool board two months in advance of such sale, and six months' notice is required for a participant to withdraw all of its vessels from the pool.   No such notice has been given from any partner from January 1, 2008 to April 30, 2009.

The LR1 Pool

As of December 31, 2008, the LR1 Pool consisted of 28 Panamax tankers, and we serve as the sole manager of the pool. The other participants in this pool are Marinvest Shipping AB, Nordan Tankers 4 Inc., Reederei "Nord" Klaus E. Oldendorff Ltd., and Rederiaktiebolaget Gotland. As of December 31, 2008, 17 of our owned and chartered vessels participated in this pool. If a participant wants to sell one of its vessels or withdraw all of them from the pool, it must give three months' advance notice to the pool board. Waterfront Shipping AS, Nordic Tankers A/S and Mitsui O.S.K Lines Ltd withdraw their 18 vessels in the LR 1 pool during 2008.

The MR Pool

The MR Pool is a pooling arrangement we have entered into with Primorsk Shipping Corporation, Sanmar Shipping Ltd. and Rederiaktiebolaget Gotland for the pooling of 33 Handymax product tankers as of December 31, 2008. We serve as the sole manager of the MR Pool. As of December 31, 2008, 25 of our vessels participated in this pool. If a participant wants to sell one of its vessels in the pool, it must give notice to the pool board three months in advance of such sale, and six months' notice is required for a participant to withdraw all of its vessels from the pool.  No such notice has been given from any partner from January 1, 2008 to April 30, 2009.

Dry Bulk Vessel Operation

We operate Panamax size vessels in our Bulk Division. We operate our Panamax vessels ourselves. The disposal of the investment in Dampskibsselskabet Norden A/S ("NORDEN")

In the summer of 2002, TORM acquired a share holding in NORDEN and subsequently launched a public offer on the Copenhagen Stock Exchange for the remainder of NORDEN's shares. After the offer, TORM owned 727,803 shares representing 33% - excluding NORDEN's own shares - acquired at a price of DKK 361 per share for a total investment of DKK 263 million. In 2005 and 2006 we acquired a small portion of additional shares. As of December 31, 2006, we were NORDEN's single largest shareholder with 34.7% of NORDEN's outstanding shares, excluding own shares.

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

The Industry - Tankers

The international product tanker industry provides seaborne transportation of crude and refined petroleum products for the oil market. According to industry sources , tankers transported an amount of such products corresponding to 2,970 million tons in 2008, which is an increase of 4.4% from 2007.  Refined oil products constituted approximately 797 million tons in 2008 showing a 1.4% increase as compared to 2007. The two main types of operators that provide transportation services in the tanker market are:

•	major oil companies; and

•	independent shipowners.

They provide transportation services for end users such as:

•	oil companies;

•	oil traders;

•	petrochemical companies;

•	government agencies; and

•	power plants.

According to industry sources, the world tanker fleet above 10,000 dwt consisted of approximately 4,082 vessels totaling 379 million dwt or 5.9% higher as of January 1, 2009 as compared to the year before. Oil companies own, or control through long-term time charters, approximately one third of the current world tanker capacity. Independent shipowners own or control the other two thirds. Oil companies use their fleets not only to transport their own oil products, but also to compete with the independent shipowners to transport oil products for others.

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

According to industry sources, the world bulk carrier fleet consists of approximately 6,954 vessels as of January 1, 2009.

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

Supply of Dry Bulk Carriers

The size of the world's dry bulk carrier fleet changes as a result of newbuildings and scrapping or loss of vessels. The general trend in the development of the bulk market has always been closely linked to the state of the world economy. The economic downturn in Asia in the late 1990's led to sharp falls in cargo volumes, and therefore rates, whereas the subsequent recovery has likewise acted to boost the sector with rates recovering to above those prevailing prior to the crisis. In the period 2003 to 2008 the dry bulk market reached historically high levels and the charter rates, although volatile, have remained very high compared to the historical averages due, among other, factors, to a strong demand from China for iron ore and congestion in load ports, coupled with a relatively low level of newbuilding deliveries given the high market rates over a longer period - however the global drybulk newbuilding order book have during 2008 increased to record high levels allthough the ordering of  newbuildings stopped in connection with the financial crisis and the total collapse of the drybulk market in September/October 2008. China imported huge quantities of iron ore prior to the Olympics in August and built up record high stocks. The high stockbuilding coupled with the financial crisis and the following reduced demand on all commodities as well as problems for buyers of goods in obtaining letter of credit from banks lead to a total collapse of the drybulk freight market in October 2008. The level of expected newbuildings in the dry bulk sector in the forthcoming years remains at a historical  high level due to the record high order book which was build up during especially 2007 and major part of 2008. The finance crisis , coupled with the collapse in the drybulk freight market, is expected to lead to problems of finance of many new buildings as well as cancellations and further delayed deliveries from yards - especially Chinese yards - but the extend of such cancellations and delays are highly uncertain..

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

Customers

We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. The majority of our significant customers are companies that operate in the oil industry. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could have a material adverse effect on our business, financial condition and results of operations.

Environmental and Other Regulations

Government regulations and laws significantly affect the ownership and operation of our vessels, which consist of both tankers and dry bulk carriers.  We are subject to various international conventions, laws and regulations in force in the countries in which our vessels may operate or are registered.  Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

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

International Maritime Organization

The International Maritime Organization, or IMO (the United Nations agency for maritime safety and the prevention of pollution by ships), has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments, or the MARPOL Convention. The MARPOL Convention implements environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions.  Under IMO regulations, in order for a tanker to trade in ports of IMO member nations, a tanker must be of double-hull construction or a mid-deck design with double-sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

•	is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

•	commences a major conversion or has its keel laid on or after January 6, 1994; or

•	completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

Since the enactment of these regulations, the IMO has accelerated the timetable for the phase-out of single-hull oil tankers. We do not currently own any single-hull vessels.

In December 2003, the Marine Environmental Protection Committee of the IMO, or MEPC, adopted an amendment to the MARPOL Convention, which became effective in April 2005. The amendment revised an existing regulation 13G accelerating the phase-out of single-hull oil tankers and adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil. Under the revised regulation, single-hull oil tankers were required to be phased out no later than April 5, 2005 or the anniversary of the date of delivery of the ship on the date or in the year specified in the following table:

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

Under the revised regulations, a flag state may permit continued operation of certain Category 2 or 3 tankers beyond the phase-out date set forth in the above schedule.  Under regulation 13G, the flag state may allow for some newer single-hull oil tankers registered in its country that conform to certain technical specifications to continue operating until the earlier of the anniversary of the date of delivery of the vessel in 2015 or the 25th anniversary of their delivery.  Under regulations 13G and 13H, as described below, certain Category 2 and 3 tankers fitted only with double bottoms or double sides may be allowed by the flag state to continue operations until their 25th anniversary of delivery.  Any port state, however, may deny entry of those single-hull oil tankers that are allowed to operate under any of the flag state exemptions.  These regulations have been adopted by over 150 nations, including many of the jurisdictions in which our tankers operate.

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

In December 2003, the MEPC adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil, or HGO, which includes most of the grades of marine fuel.  The new regulation bans the carriage of HGO in single-hull oil tankers of 5,000 dwt and above after April 5, 2005, and in single-hull oil tankers of 600 dwt and above but less than 5,000 dwt, no later than the anniversary of their delivery in 2008.

Under regulation 13H, HGO means any of the following:

•	crude oils having a density at 15ºC higher than 900 kg/m3;

•	fuel oils having either a density at 15ºC higher than 900 kg/m3 or a kinematic viscosity at 50ºC higher than 180 mm2/s; or

•	bitumen, tar and their emulsions.

Under the regulation 13H, the flag state may allow continued operation of oil tankers of 5,000 dwt and above, carrying crude oil with a density at 15ºC higher than 900 kg/m3 but lower than 945 kg/m3, that conform to certain technical specifications and, in the opinion of such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship and provided that the continued operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.  The flag state may also allow continued operation of a single-hull oil tanker of 600 dwt and above but less than 5,000 dwt, carrying HGO as cargo, if, in the opinion of such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, provided that the operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.

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

Any port state, however, can deny entry of single-hull tankers carrying HGO that have been allowed to continue operation under the exemptions mentioned above into the ports or offshore terminals under its jurisdiction, or deny ship-to-ship transfer of HGO in areas under its jurisdiction except when this is necessary for the purpose of securing the safety of a ship or saving life at sea.

Revised Annex I to the MARPOL Convention entered into force in January 2007.  Revised Annex I incorporates various amendments adopted since the MARPOL Convention entered into force in 1983, including the amendments to regulation 13G (regulation 20 in the revised Annex) and regulation 13H (regulation 21 in the revised Annex).  Revised Annex I also imposes construction requirements for oil tankers delivered on or after January 1, 2010.  A further amendment to revised Annex I includes an amendment to the definition of heavy grade oil that will broaden the scope of regulation 21.  On August 1, 2007, regulation 12A (an amendment to Annex I) came into force requiring oil fuel tanks to be located inside the double-hull in all ships with an aggregate oil fuel capacity of 600 m3 and above, which are delivered on or after August 1, 2010 including ships for which the building contract is entered into on or after August 1, 2007 or, in the absence of a contract, which keel is laid on or after February 1, 2008.

Air Emissions

In September 1997, the IMO adopted Annex VI to the MARPOL Convention to address air pollution from ships.  Effective in May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances, (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances.  Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions.  We believe that all our vessels are currently compliant in all material respects with these regulations.  Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and that could adversely affect our business, cash flows, results of operations and financial condition.

In October 2008, the IMO adopted amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emission standards which are expected to enter into force on July 1, 2010.  The amended Annex VI would reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide, emissions from ships, with the global sulfur cap reduced initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation.  Once these amendments become effective, we may incur costs to comply with these revised standards.

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

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. As required we renew these documents of compliance and safety management certificates annually.

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

Ballast Water Requirements

The IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004.  The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits.  The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping.

Oil Pollution Liability

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses.  The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately 4.51 million SDR plus 631 SDR for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to 89.77 million SDR.  The exchange rate between SDRs and U.S. dollars was 0.654219 SDR per U.S. dollar on June 8, 2009. The right to limit liability is forfeited under the International Convention on Civil Liability for Oil Pollution Damage where the spill is caused by the owner's actual fault and under the 1992 Protocol where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance will cover the liability under the plan adopted by the IMO.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

United States Restrictions

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

Under amendments to OPA that became effective on July 11, 2006, the liability of responsible parties is limited, with respect to tanker vessels, to the greater of $1,900 per gross ton or $16.0 million per vessel that is over 3,000 gross tons, and with respect to non-tanker vessels, to the greater of $950 per gross ton or $0.8 million per vessel (subject to periodic adjustment for inflation).  On September 24, 2008, the U.S. Coast Guard proposed adjustments to the limits of liability that would increase the limits for tank vessels to the greater of $2,000 per gross ton or $17.0 million per vessel that is over 3,000 gross tons and for non-tank vessels to the greater of $1,000 per gross ton or $848,000 and establish a procedure for adjusting the limits for inflation every three years.  The comment period for the proposed rule closed on November 24, 2008.  The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states that have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for clean-up, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel.

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

OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act.  On October 17, 2008, the U.S. Coast Guard regulatory requirements under OPA and CERCLA were amended to require evidence of financial responsibility in amounts that reflect the higher limits of liability imposed by the July 2006 amendments to OPA, as described above.  The increased amounts became effective on January 15, 2009.  U.S. Coast Guard regulations currently require evidence of financial responsibility in the amount of $2,200 per gross ton for tankers, coupling the current OPA limitation on liability of $1,900 per gross ton with the CERCLA liability limit of $300 per gross ton.  Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. We have provided such evidence and received certificates of financial responsibility from the U.S. Coast Guard for each of our vessels required to have one.

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

OPA also amended the Federal Water Pollution Control Act to require owners or operators of tankers operating in the waters of the United States to file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

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

In addition, the United States Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in United States navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA, discussed above.

The United States Environmental Protection Agency, or EPA has enacted rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters. Under the new rules, which took effect February 6, 2009, commercial vessels 79 feet in length or longer (other than commercial fishing vessels), or Regulated Vessels, are required to obtain a CWA permit regulating and authorizing such normal discharges. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporates the current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, and includes limits applicable to specific discharge streams.

Although the VGP became effective on February 6, 2009, the VGP application procedure, known as the Notice of Intent, or NOI, has yet to be finalized. Accordingly, Regulated Vessels will effectively be covered under the VGP from February 6, 2009 until June 19, 2009, at which time the "eNOI" electronic filing interface will become operational. Thereafter, owners and operators of Regulated Vessels must file their NOIs prior to September 19 2009, or the Deadline. Any Regulated Vessel that does not file an NOI by the Deadline will not be allowed to discharge into U.S. navigable waters until it has obtained a VGP. Our fleet is composed entirely of Regulated Vessels, and we intend to submit NOIs for each vessel in our fleet as soon after June 19, 2009 as practicable.

Owners and operators of vessels visiting U.S. waters will be required to comply with this VGP program or face penalties. This could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters. In addition, the CWA requires each state to certify federal discharge permits such as the VGP. Certain states have enacted more stringent discharge standards as conditions to their certification of the VGP.

The VGP and its state-specific regulations and any similar restrictions enacted in the future will increase the costs of operating in the relevant waters.

The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. NISA established a ballast water management program for ships entering U.S. waters. Under NISA, mid-ocean ballast water exchange is voluntary, except for ships heading to the Great Lakes or Hudson River, or vessels engaged in the foreign export of Alaskan North Slope crude oil. However, NISA's reporting and record-keeping requirements are mandatory for vessels bound for any port in the United States. Although ballast water exchange is the primary means of compliance with the act's guidelines, compliance can also be achieved through the retention of ballast water on board the ship, or the use of environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. If the mid-ocean ballast exchange is made mandatory throughout the United States, or if water treatment requirements or options are instituted, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on the drybulk shipping industry. In April 2008 the U.S. House of Representatives passed a bill that amends NISA by prohibiting the discharge of ballast water unless it has been treated with specified methods or acceptable alternatives. Similar bills have been introduced in the U.S. Senate, but we cannot predict which bill, if any, will be enacted into law. In the absence of federal standards, states have enacted legislation or regulations to address invasive species through ballast water and hull cleaning management and permitting requirements. For instance, the state of California has recently enacted legislation extending its ballast water management program to regulate the management of "hull fouling" organisms attached to vessels and adopted regulations limiting the number of organisms in ballast water discharges. Michigan's ballast water management legislation mandating the use of various techniques for ballast water treatment was upheld by the federal courts. Other states may proceed with the enactment of similar requirements that could increase the costs of operating in state waters.

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants.  Our tanker vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas.  Our tanker vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements.  The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas.  Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment.  As indicated above, our tanker vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these requirements.  Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, based on the regulations that have been proposed to date, we believe that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required.

On October 9, 2008, the United States ratified the amended Annex VI to the IMO's MARPOL Convention, addressing air pollution from ships, which went into effect on January 8, 2009.  The EPA and the state of California, however, have each proposed more stringent regulations of air emissions from ocean-going vessels.  On July 24, 2008, the California Air Resources Board of the State of California, or CARB, approved clean-fuel regulations applicable to all vessels sailing within 24 miles of the California coastline whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters.  The new CARB regulations require such vessels to use low sulfur marine fuels rather than bunker fuel.  By July 1, 2009, such vessels are required to switch either to marine gas oil with a sulfur content of no more than 1.5% or marine diesel oil with a sulfur content of no more than 0.5%. By 2012, only marine gas oil and marine diesel oil fuels with 0.1% sulfur will be allowed.  CARB unilaterally approved the new regulations in spite of legal defeats at both the district and appellate court levels, but more legal challenges are expected to follow.  If CARB prevails and the new regulations go into effect as scheduled on July 1, 2009, in the event our vessels were to travel within such waters, these new regulations would require significant expenditures on low-sulfur fuel and would increase our operating costs.  Finally, although the more stringent CARB regime was technically superseded when the United States ratified and implemented the amended Annex VI, the possible declaration of various U.S. coastal waters as Emissions Control Areas may in turn bring U.S. emissions standards into line with the new CARB regulations, which would cause us to incur further costs.

Several of our vessels currently carry cargoes to U.S. waters regularly and we believe that all of our vessels are suitable to meet OPA and other U.S. environmental requirements and that they would also qualify for trade if chartered to serve U.S. ports.

European Union Restrictions

In July 2003, in response to the m.t. Prestige oil spill in November 2002, the European Union adopted legislation, which was amended in October 2003, that prohibits all single-hull tankers from entering into its ports or offshore terminals by 2010 or earlier, depending on their age.  The European Union has also already banned all single-hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction.  Commencing in 2005, certain single-hull tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction.

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

In 2005, the European Union adopted a directive on ship-source pollution, imposing criminal sanctions for intentional, reckless or negligent pollution discharges by ships.  The directive could result in criminal liability for pollution from vessels in waters of EU countries that adopt implementing legislation.  Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which we refer to as the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, the European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels. In the U.S., the EPA has begun the process of declaring greenhouse gases to be dangerous pollutants, which may be followed by future federal regulation of greenhouse gases. Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security.  On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or MTSA, came into effect.  To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States.  Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security.  The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or the ISPS Code.  The ISPS Code is designed to protect ports and international shipping against terrorism.  After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate (ISSC) from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel's hull;

•
a continuous synopsis record kept on-board showing a vessel's history including name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

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

Inspection by Classification Societies

Every oceangoing vessel must be "classed" by a classification society.  A classification society certifies that a vessel is "in-class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member.  In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

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

•
Class Renewal Surveys.  Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant and for any special equipment classed, at the intervals indicated by the character of classification for the hull.  At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures.  Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals.  The classification society may grant a one-year grace period for completion of the special survey.  Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear.  In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.  At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in-class" by a classification society that is a member of the International Association of Classification Societies.  All our vessels are certified as being "in-class" by Lloyd's Register or Det Norske Veritas.  All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memoranda of agreement. If the vessel is not certified on the scheduled date of closing, we have no obligation to take delivery of the vessel.

In addition to the classification inspections, many of our customers regularly inspect our vessels as a precondition to chartering them for voyages.  We believe that our well-maintained, high-quality vessels provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, structural damage to the vessel, collision, personal injuries, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy, hostilities and labor strikes.  In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade.  OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the U.S. market.  We carry insurance against loss of hire, which protects against business interruption following a loss under our hull and machinery policy.  This policy does not protect us from business interruptions caused by any other losses.  While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

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

Protection and Indemnity Insurance

Protection and Indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which cover our third-party liabilities in connection with our shipping activities including other expenses and claims in connection with injury or death of crew, passengers and other third parties, loss or damage to cargo, damage to other third-party property, pollution arising from oil or other substances, wreck removal and related costs.  Protection and Indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs."  Subject to the "capping" discussed below, our coverage, except for pollution, is unlimited.

Our current protection and indemnity insurance coverage for pollution is USD 1 billion per vessel per incident.  The 13 P&I Associations that comprise the International Group insure more than 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities.  Each P&I Association has capped its exposure to this pooling agreement at USD 5.45 billion.  As a member of two P&I Associations, which are members of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group.

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

C.	Organizational Structure

The following table sets forth our significant entities as of December 31, 2008.

Entity	Country of Incorporation	Activities
TORM A/S	Denmark

This is the parent company. The company owned 51 product tankers and 1 bulk carrier. This company employs most of the employees providing commercial and technical management for TORM vessels and pool vessels.

Torm Singapore (Pte) Ltd.	Singapore	100% owned subsidiary. The company owned 8 product tankers and 5 bulk carriers. The company also provides some commercial and technical management.
LR2 Management K/S	Denmark	50% owned limited partnership. Maersk Tankers owns the other 50%. The partnership acts as pool manager for the LR2 pool.
LR1 Management K/S	Denmark	100% owned limited partnership. The partnership acts as pool manager for the LR1 pool.
MR Management K/S	Denmark	100% owned limited partnership. The partnership acts as pool manager for the MR pool.
TT Shipowning K/S	Denmark	50% owned limited partnership. Torghatten Trafikkselskap ASA owns the other 50%. The partnership owns a LR2 vessel.
UT Shipowning K/S	Denmark	50% owned limited partnership. J.B. Ugland Shipping Singapore Pte. Ltd. owns the other 50%. The partnership owns a LR1 vessel.
Torm Shipping India Pte. Ltd. (former Orinoco Marine Consultancy India private Limited (OMCI))	India	100% owned subsidiary. The company primarily handles the manning of TORM vessels in India.
OMI Corporation	United States of America	50% owned joint venture with Teekay Corporation.
Torm USA LLC	Delaware	100% owned subsidiary. The company provides administration services towards other entities.
FR8 Holdings Pte. Ltd.	Singapore	50% owned joint venture with Projector S.A.

D.     Property, Plant and Equipment

Real Property

We do not own any real property other than one small residential property. We lease office space in Copenhagen, Singapore, Stamford, USA and India on contracts expiring in 2014, 2010, 2017 and 2011, respectively. Furthermore, we have leased five apartments in Singapore on contracts expiring up until November 2009 along with a lease of a guest house in India on a contract expiring in the beginning of 2010.

Fleet

The following table lists our entire fleet of owned vessels as of December 31, 2008:

Product Tankers	Year Built	Dwt	Ownership	Flag (1)
TORM Ingeborg	2003	99,999	D/S TORM	NIS
TORM Valborg	2003	99,999	D/S TORM	DIS
TORM Helene	1997	99,999	D/S TORM	DIS
TORM Signe	2005	72,718	Torm Singapore	Singapore
TORM Sofia	2005	72,718	Torm Singapore	Singapore
TORM Estrid	2004	74,999	D/S TORM	DIS
TORM Ismini	2004	74,999	D/S TORM	DIS
TORM Emilie	2004	74,999	D/S TORM	DIS
TORM Sara	2003	72,718	Torm Singapore	Singapore
TORM Helvig	2005	44,990	D/S TORM	DIS
TORM Ragnhild	2005	44,990	D/S TORM	DIS
TORM Freya	2003	45,990	D/S TORM	DIS
TORM Thyra	2003	45,990	D/S TORM	DIS
TORM Camilla	2003	44,990	D/S TORM	DIS
TORM Carina	2003	44,990	D/S TORM	DIS
TORM Mary	2002	45,990	D/S TORM	DIS
TORM Vita	2002	45,940	D/S TORM	DIS
TORM Gertrud	2002	45,940	D/S TORM	DIS
TORM Gerd	2002	45,940	D/S TORM	DIS
TORM Caroline	2002	44,946	D/S TORM	DIS
TORM Cecilie	2001	44,946	D/S TORM	NIS
TORM Clara	2000	45,999	D/S TORM	DIS
Potrero Del LLano II	1999	47,165	Torm Singapore	Mexican
TORM Gunhild	1999	44,999	D/S TORM	DIS
TORM Anne	1999	44,990	Torm Singapore	Singapore
Faja De Oro II	1995	44,999	Torm Singapore	Mexican
TORM Margrethe	2006	109,672	D/S TORM	DIS
TORM Marie	2006	109,672	D/S TORM	DIS
TORM Gudrun	2000	101,122	D/S TORM	NIS
TORM Kristina	1999	105,001	D/S TORM	NIS
TORM Margit	2007	109,672	D/S TORM	NIS
TORM Mette	2007	109,672	D/S TORM	NIS
TORM Marina	2007	109,672	TT Shipowning K/S	NIS
TORM Ugland	2007	74,999	UT Shipowning K/S	NIS
TORM Venture	2007	74,999	D/S TORM	NIS
TORM Neches	2000	47,052	Torm Singapore	Singapore
TORM Amazon	2002	47,275	Torm Singapore	Singapore
TORM San Jacinto	2002	47,038	D/S TORM	DIS
TORM Moselle	2003	47,024	D/S TORM	DIS
TORM Rosetta	2003	47,015	D/S TORM	DIS
TORM Horizon	2004	46,955	D/S TORM	DIS
TORM Thames	2005	47,035	D/S TORM	DIS
TORM Kansas	2006	46,922	D/S TORM	DIS
TORM Republican	2006	46,893	D/S TORM	DIS
TORM Platte	2006	46,920	D/S TORM	DIS
TORM Madison	2000	35,828	D/S TORM	DIS
TORM Trinity	2000	35,834	D/S TORM	DIS
TORM Rhone	2000	35,751	D/S TORM	DIS
TORM Charente	2001	35,751	D/S TORM	DIS
TORM Ohio	2001	37,274	D/S TORM	DIS
TORM Loire	2004	37,106	D/S TORM	DIS
TORM Garonne	2004	37,178	D/S TORM	DIS
TORM Saone	2004	37,106	D/S TORM	DIS
TORM Fox	2005	37,006	D/S TORM	DIS
TORM Tevere	2005	36,990	D/S TORM	DIS
TORM Marianne	2008	110,000	D/S TORM	DIS
TORM Maren	2008	110,000	D/S TORM	DIS
TORM Mathilde	2008	110,000	D/S TORM	DIS
TORM Laura	2008	52,000	D/S TORM	DIS
TORM Lene	2008	52,000	D/S TORM	DIS

Bulk Carriers	Year Built	Dwt	Ownership	Flag (1)
TORM Rotna	2001	75,971	Torm Singapore	Singapore
TORM Tina	2001	75,966	Torm Singapore	Singapore
TORM Marta	1997	69,638	D/S TORM	NIS
TORM Baltic	1997	69,614	Torm Singapore	Singapore
TORM Bornholm	2004	75,950	Torm Singapore	Singapore
TORM Anholt	2004	74,195	Torm Singapore	Singapore

(1)	DIS stands for the Danish International Shipping Registry and NIS stands for the Norwegian International Shipping Registry.

Newbuildings

The following table lists our entire fleet of owned vessels as of December 31, 2008:

Product Tankers	Expected Delivery	Dwt
TORM Lotte	Q1 2009	52,000
TORM Louise	Q2 2009	52,000
TORM Lana	Q3 2009	52,000
TORM Lilly	Q3 2009	52,000
TORM Alice	Q1 2010	50,500
TORM Aslaug	Q1 2010	50,500
TORM Alexandra	Q1 2010	50,500
TORM Almena	Q2 2010	50,500
TORM Agnes	Q3 2010	50,500
TORM Agnete	Q2 2010	50,500
TORM Amalie	Q4 2010	50,500
TBN – NB Guangzhou 08130005	Q4 2011	52,300
TBN – NB Guangzhou 08130006	Q2 2012	52,300
TBN – NB Guangzhou 08130007	Q3 2012	52,300
TBN – NB Guangzhou 08130008	Q4 2012	52,300
Torm Gyda	Q1 2009	37,000

Bulk Carriers	Expected Delivery	Dwt
NB Tsuneishi Zhoushan – SS063	Q4 2010	82,100
NB Tsuneishi Zhoushan – SS064	Q1 2011	82,100
NB Tsuneishi Zhoushan – SS065	Q2 2011	82,100
NB Tsuneishi Zhoushan – SS066	Q2 2011	82,100

Other

We have entered into various IT-related, office equipment and car rental contracts that typically expire after 0.5-3 years. We also have contractual obligations relating to vessels chartered in. Please refer to Item 5F for further disclosures relating to our contractual obligations.

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

CONSOLIDATED INCOME STATEMENTS
For the Years Ended December 31, 2006, 2007 and 2008
(IN THOUSANDS OF USD)

	2006	2007	2008

Revenue	603,717	773,612	1,183,594
Port expenses, bunkers and commissions	(150,364)	(172,182)	(264,050)
Freight and bunkers derivatives	620	2,894	(13,586)

Time charter equivalent earnings	453,973	604,324	905,958

Charterhire	(106,329)	(154,852)	(193,829	) )
Operating expenses	(77,624)	(115,547)	(174,333	) )

Gross profit (Net earnings from shipping activities)	270,020	333,925	537,796

Profit from sale of vessels	54,362	0	82,813
Administrative expenses	(34,470)	(54,960)	(89,906)
Other operating income	10,013	15,167	14,493
Share of results of jointly controlled entities	1,199	(6,058)	27,122
Depreciation and impairment losses	(58,914)	(89,083)	(126,068)

Operating profit	242,210	198,991	446,250
Financial income	39,339	681,088	16,175
Financial expenses	(40,514)	(75,871)	(102,354)

Profit before tax	241,035	804,208	360,071

Tax expenses	(6,523)	(12,531)	1,279

Net profit for the year	234,512	791,677	361,350

COMPARISON OF THE YEAR ENDED DECEMBER 31, 2008 AND THE YEAR ENDED DECEMBER 31, 2007

Net profit for the year decreased by 54% to USD 361 million in 2008 from USD 792 million in 2007 resulting in earnings per share (EPS) of USD 5.2 in 2008 against USD 11.4 in 2007. The profit was historically high not taking into account a significant one-off gain on the sale of the shares in Norden of USD 643 million in 2007.

The profit before tax for the year was USD 360 million. The profit was negatively affected by substantial fair value adjustments of derivative financial instruments regarding interest rate and currency exchange rate of USD 32 million. The profit before tax expected according to the latest announcement was USD 355-370 million and the achieved profit was in line with expectations. Operating profit in 2008 increased by 124% to USD 446 million in 2008 from USD 199 million in 2007. The increased profit compared to 2007 was primarily due to profit from sale of vessels of USD 83 million, a significant increase in earning days in the Tanker Division and higher freight rates in the LR2 tanker business area and the Panamax bulk business area, less increased expenses and depreciation per earning day due to the expansion and renewal of the fleet of owned and chartered vessels.

The acquisition of the US tanker shipping company OMI Corporation (OMI) in a 50/50 joint venture with Teekay in June 2007 had full effect on the financial statements in 2008 and is the single most important factor in explaining the increase in earning days as well as the increases in expenses from 2007 to 2008.

TORM 's total assets increased by USD 358 million in 2008 to USD 3,317 million from USD 2,959 million in 2007. The most significant developments behind this increase were a net increase in the carrying amount of vessels, capitalized dry-docking and prepayments on vessels of USD 169 million and an increase in investment in jointly controlled entities of USD 130 million mainly due to the acquisition of a 50% stake in the shipping company FR8.

Total equity increased by USD 198 million in 2008 to USD 1,279 million from USD 1,081 million in 2007. The increase in equity was mainly due to the profit for the year of USD 361 million, less fair value adjustment of derivative financial instruments treated as hedging instruments of USD 41 million, and less dividend paid out of USD 124 million. TORM 's total liabilities increased by USD 161 million in 2008 to USD 2,038 million from USD 1,877 million in 2007 primarily due to an increase in mortgage debt and bank loans of USD 64 million and an increase in other liabilities of USD 136 million mainly due to a significant decrease of USD 101 mill. in the fair value of derivative financial instruments.

Gross profit (Net earnings from shipping activities)

The table below presents net earnings from shipping activities on segment level for the years ended December 31, 2007 and 2008:

USD million
	Tanker	Bulk	Not allocated	Total 2007	Tanker	Bulk	Not allocated	Total 2008
Revenue	639.3	134.3	0.0	773.6	923.2	260.4	0.0	1,183.6
Port expenses, bunkers and commissions	(165.9)	(6.3)	0.0	(172.2)	(252.2)	(11.9)	0.0	(264.1)
Freight and bunkers derivatives	2.9	0.0	0.0	2.9	(13.6)	0.0	0.0	(13.6)
Time charter equivalent earnings	476.3	128.0	0.0	604.3	657.4	248.5	0.0	905.9
Charter hire	(95.9)	(59.0)	0.0	(154.9)	(133.8)	(60.0)	0.0	(193.8)
Operating expenses	(105.1)	(10.4)	0.0	(115.5)	(160.0)	(14.3)	0.0	(174.3)
Gross profit
(Net earnings from shipping activities)	275.3	58.6	0.0	333.9	363.6	174.2	0.0	537.8

TORM 's total revenue in 2008 was USD 1,184 million as compared to USD 774 million in the previous year. TORM 's revenue derives from two segments: The Tanker Division and the Bulk Division. In the markets in which these divisions operate, the time charter equivalent (TCE) rates, defined as revenue less voyage expenses divided by the number of available earning days (days available for service), are used to compare freight rates. Under time charter contracts the charterer pays for the voyage expenses, whereas the shipowner pays for the voyage expenses under voyage charter contracts. A charterer basically has the choice of entering into either a time charter (which may be a one-trip time charter) or a voyage charter, and TORM is neutral to the charterer's choice, because the Company will base its economic decisions primarily upon the expected TCE rates rather than on expected net revenues. The analysis of revenue is therefore primarily based on the development in time charter equivalent earnings. TORM 's time charter equivalent earnings in 2008 were USD 906 million compared to USD 604 million in 2007. The increase in the TCE rates was primarily due to the increase in earning days in the Tanker Division, mainly as a result of the acquisition of OMI in 2007, and significantly higher freight rates in the Panamax bulk business area and the LR2 tanker business area.

Tanker Division

Revenue in the Tanker Division increased by 44% to USD 923 million from USD 640 million in 2007, whereas the time charter equivalent earnings increased by USD 181 million or 38% to USD 657 million in 2008 from USD 476 million in the previous year.

Despite the downturn of the global economy, the Company's product tanker earnings for 2008 proved considerably better than was expected at the beginning of the year, and the operating profit of USD 215 million is highly satisfactory.

In the first quarter, earnings were below expectations. This was mainly due to increasing fuel costs and weaker demand, owing to a mild winter on the east coast of the USA with a resulting decline in fuel consumption for heating. In the second quarter, the demand for tonnage was higher, and freight rates therefore rose more than expected. The enhanced market conditions could mainly be ascribed to a strong crude oil transport market and increased demand for naphtha in the Far East for the benefit of the Company's LR2 vessels. At the beginning of the third quarter, freight rates for the large LR1 and LR2 vessels rose further, mainly as a result of increased demand for gas oil and diesel fuel in Europe. This led to more cargoes from Japan and South Korea, which meant increasing transport distances for the large LR1 and LR2 vessels. Rates for the smaller MR and SR vessels remained at the high level seen in the second quarter. In the fourth quarter, the product tanker market felt the decline in the global economy as demand for refined oil products dropped. The demand for naphtha, a raw material used in plastics production, dropped considerably in the second half of 2008. This reduced the transport requirements, causing product tanker rates to decline. Earnings in 2008 were significantly higher for the large LR1 and LR2 vessels than for the smaller MR and SR vessels.

As the oil price rose to record highs of just under USD 150 per barrel in the second and third quarters, fuel prices followed. As a result, TORM and other shipping companies reduced the speed of their vessels, thereby reducing fuel consumption as well as the supply of tonnage available globally, which in turn helped push up rates. At the end of 2008, rates fell back as a result of lower demand, but as fuel prices also fell in line with the declining oil price, the overall impact of the lower rates on earnings was limited.

In 2008, the delivery of three newbuildings in the LR2 business area was the primary reason for the increase in the number of available earning days by 615 days or 19%, resulting in an increase in earnings of USD 15 million. Freight rates peaked during the third quarter averaging USD/day 48,421 in the quarter which contributed to freight rates in 2008 that were on average 44% higher than in the previous year resulting in an increase in earnings by USD 43 million.

In the LR1 business area, the Company did not add any vessels during 2008, but the additions in 2007 had full effect in 2008 increasing the number of available earning days by 1,533 days or 26% from the previous year, resulting in an increase in earnings of USD 43 million. The average freight rates decreased by 15% from the previous year reducing earnings by USD 30 million.

In the MR business area, two newbuildings were delivered and two vessels were sold during the year. The Company also took delivery of five chartered-in newbuildings and together with the addition of 11 vessels from the former OMI fleet in 2007, which had full effect in 2008, this was the main reason for the number of available earning days to increase by 2,361 days or 29%, which increased earnings by USD 57 million. The average freight rates remained at a level slightly below the previous year reducing earnings by USD 2 million.

In the SR business area, the Company did not add any vessels during 2008, but the additions in 2007 from the former OMI fleet had full effect in 2008 increasing the number of available earning days by 2,546 days or 139% from the previous year, resulting in an increase in earnings of USD 42 million. The average freight rates increased by 26% from the previous year increasing earnings by USD 19 million.

The increase in the time charter equivalent earnings in the Tanker Division can be summarized as illustrated in the table below.

Earnings for the Tanker division
USD million	SR	MR	LR1	LR2	Un-allocated	Total
Time charter equivalent earnings 2007	31	195	166	80	4	476
Change in number of earning days	42	57	43	15	-	157
Change in freight rates	19	(2)	(30)	43	-	30
Other	-	-	-	-	(6)	(6)
Time charter equivalent earnings 2008	92	250	179	138	(2)	657

Un-allocated earnings comprise fair value adjustment of freight and bunkers derivatives, which are not designated as hedges, and gains and losses on freight and bunkers derivatives, which are not entered for hedge purposes.

The table below summarizes the earnings data per quarter for the Tanker Division.

Earnings data for the Tanker division
USD/Day	2007	2008				2008	% Change
	Full year	Q1	Q2	Q3	Q4	Full year	2007-2008
LR2/Aframax vessels
Available earning days for: *)
- Owned vessels	2,955	818	836	880	1,012	3,546	20%
- Time chartered vessels	338	90	90	90	92	362	7%
TCE per earning day **)	24,407	28,538	32,084	48,421	31,862	35,243	44%

LR1/Panamax vessels
Available earning days for: *)
- Owned vessels	2,291	768	759	768	939	3,234	41%
- Time chartered vessels	3,575	1,054	1,005	1,036	1,070	4,165	17%
TCE per earning day **)	28,313	23,533	27,036	23,648	23,217	24,204	(15%)

MR vessels
Available earning days for: *)
- Owned vessels	7,998	2,288	2,381	2,385	2,476	9,530	19%
- Time chartered vessels	171	202	195	283	320	1,000	485%
TCE per earning day **)	23,949	22,716	23,158	26,458	22,298	23,721	(1%)

SR vessels
Available earning days for: *)
- Owned vessels	1,530	908	910	916	918	3,652	139%
- Time chartered vessels	306	180	182	184	184	730	139%
TCE per earning day **)	16,726	21,034	21,036	20,078	22,338	21,135	26%

*)	Earning days are the total number of days in the period, where the vessel is ready and available to perform a voyage, i.e. is not in dry-dock, etc.
**)	TCE = Time Charter Equivalent Earnings = Gross freight income less port expenses, bunkers and commissions (including freight and bunkers derivatives).

Bulk Division

In the Bulk Division, revenue increased sharply by 94% to USD 260 million from USD 134 million in the previous year, and the time charter equivalent earnings increased similarly by 94% or USD 121 million to USD 249 million from USD 128 million in 2007.

In 2008, the bulk market was characterized by highly volatile freight rates reaching both a historical high and the lowest level in ten years. In the first half, a strong demand for transportation of iron ore and coal pushed up freight rates, whereas in the second half the slowdown of the global economy contributed to a dramatic collapse of rates.

From February until June, freight rates rose significantly, principally as a result of China's strong demand for iron ore and coal for the rebuilding of the Sichuan province, which was hit by a violent earthquake earlier in the year, and the completion of the Olympic infrastructure. Increased coal imports to Japan and India and an increasing number of waiting days, primarily in Australian coal ports, also contributed to the rising freight rates. During this period, the benchmark Panamax market rose from approximately USD/day 45,000 to approximately USD/day 90,000.

At the beginning of the second half of 2008, the bulk market suffered from the reduction in Chinese steel production. During the autumn months, the bulk market collapsed completely as a consequence of the downturn of the global economy, a strengthened US dollar and plunging commodity prices. Chinese imports of iron ore dropped dramatically in a short period of time, and the unwillingness of many banks to grant credit and bank guarantees further pushed down freight rates. That a collapse was a reality was evident from Panamax freight rates, which fell from approximately USD/day 90,000 to approximately USD/day 4,000 in December.

As TORM, in accordance with the existing strategy, had obtained coverage for a major part of the bulk fleet at very attractive freight rates, the dramatic decline in the second half of 2008 had relatively limited impact on the overall profit for the year.

Freight rates in the Panamax business area were on average 71% higher than in 2007, increasing earnings by USD 103 million. In this business area, the Company added a vessel, which was already chartered in and therefore did not affect the number of available earning days, and sold a vessel leaving the fleet of owned vessels at status quo. In addition, the Company took delivery of six chartered-in newbuildings, redelivered two older chartered-in vessels, and this was the primary reason for the number of available earning days increasing by 676 days or 14%, which increased earnings by USD 18 million.

The change in the time charter equivalent earnings in the Bulk Division can be summarized as illustrated in the table below.

Earnings for the Bulk division
USD million	Panamax
Time charter equivalent earnings 2007	128
Change in number of earning days	18
Change in freight rates	103
Time charter equivalent earnings 2008	249

The table below summarizes the earnings data per quarter for the Bulk Division.

Earnings data for the Bulk division
USD/Day	2007	2008				2008	% Change
	Full year	Q1	Q2	Q3	Q4	Full year	2007-2008
Panamax vessels
Available earning days for: *)
- Owned vessels	1,962	566	590	558	545	2,259	15%
- Time chartered vessels	3,010	828	777	863	921	3,389	13%
TCE per earning days **)	25,762	36,909	50,568	49,888	38,958	44,012	71%
*) Earning days are the total number of days in the period, where the vessels is ready and available to perform a voyage, i.e. is not in dry-dock, etc.
**) TCE = Time Charter Equivalent Earnings = Gross freight income less port expenses, bunkers and commissions (including freight and bunkers derivatives).
Operation of vessels

Vessels chartered in on time charters do not give rise to operating expenses for TORM , but only to charter hire payments. As compared to 2007, charter hire in the Tanker Division increased by USD 38 million to USD 134 million in 2008, whereas charter hire paid in the Bulk Division increased by USD 1 million to USD 60 million. The increase in the Tanker Division was primarily caused by an increase in the number of available earning days from vessels chartered in of 30% compared to 2007.

The operating expenses for the owned vessels increased by USD 59 million or 51% to USD 174 million in 2008. The most significant factor behind this development was the increase in the number of operating days of 5,842 days or 35%, which caused an increase in the operating expenses of USD 37 million. The increase in the number of operating days was primarily caused by the addition of vessels in the SR and MR business areas from the acquisition of OMI in 2007 having full effect in 2008 and the addition of newbuildings in the MR and LR2 business areas during 2008.

The development in the operating expenses can be summarized as illustrated in the table below.

Operating expenses
USD million	Tanker Division				Bulk Division
	SR	MR	LR1	LR2	Panamax	Unallocated	Total
Operating expenses 2007	10	54	16	21	11	4	116
Change in the number of operating days	10	15	6	5	1		37
Change in expenses per operating day	4	8	4	4	3		23
Other						-2	-2
Operating expenses 2008	24	77	26	30	15	2	174

The table below summarizes the operating data for the Company's fleet of owned and bareboat chartered vessels.

Operating data
	Tanker Division				Bulk Division
	SR	MR	LR1	LR2	Panamax	Total
Operating days in 2007	1,836	7,523	2,385	3,014	2,047	16,805
Operating expenses per operating day in 2007	5,524	7,098	6,834	7,001	5,135	6,632
Operating expenses per operating day in 2008	6,548	7,918	7,891	8,211	6,371	7,583
Change in the operating expenses per operating day in %	19%	12%	15%	17%	24%	14%
Operating days in 2008	3,660	9,691	3,294	3,700	2,302	22,647
- Off-hire days	-8	-63	-5	-65	-29	-170
- Days in dry dock	0	-98	-55	-89	-14	-256
+ Earning days for vessels chartered in	730	1,000	4,165	362	3,389	9,646
Earning days in 2008	4,382	10,530	7,399	3,908	5,648	31,867

Operating expenses per day of USD 7,583 and USD 6,632 in 2008 and 2007, respectively, can be distributed on types of costs as illustrated in the table below.

	2007		2008
Expense type	Expense/day	%	Expense/day	%	Change %
Crew	3,384	51%	4,160	55%	12%
Consumables	1,205	18%	1,262	17%	12%
Maintenance	702	11%	839	11%	3%
Insurance	775	12%	689	9%	24%
Other	566	8%	633	8%	35%
Total	6,632	100%	7,583	100%	14%

Operating expenses per operating day increased by 14% for the whole owned fleet in the two segments, which caused an increase in the operating expenses of USD 23 million. Operating expenses are primarily incurred in USD, DKK and EUR. The share of the expenses incurred in DKK and EUR was 23% in 2008 and the increase in the average DKK/USD and EUR/USD exchange rates compared to 2007 of 6% caused an increase in the operating expenses of USD 3 million.

The total fleet of owned vessels had 170 off-hire days in 2008 corresponding to eight per thousand of the number of operating days compared to 145 off-hire days in 2007 corresponding to nine per thousand of the number of operating days. Of these off-hire days, three specific incidents relating to main engine problems requiring the vessels to undergo major repairs accounted for 84 days. Apart from these incidents, the Company considers the level of off-hire days to be satisfactory.

The average operating expenses per operating day increased by USD 951 or 14% compared to 2007. The increase was primarily caused by an increase in crew costs per operating day of USD 775 to USD 4,161, corresponding to 12 percentage points of the total increase. The wage increase overall for crew on TORM vessels was 15% in 2008. Danish seafarers received a wage increase in 2008 with effect from April 2007 and seafarer wages in India, Crotia and especially the Philippines were under pressure during 2008 which has not only affected TORM but all other shipping companies as well. Maintenance expenses increased by USD 137 to USD 839 per day corresponding to two percentage points of the total increase. Maintenance expenses were affected by general price increases on spare parts and other materials not least due to sharp increases in steel prices during 2008.

Administrative expenses and other operating income

The total administrative expenses increased from 2007 to 2008 by USD 35 million to USD 90 million. Of this increase, one-time expenses relating to the change of CEO accounted for USD 6 million, expenses relating to the incentive scheme USD 10 million and approximately USD 9 million is attributable to the acquired activities in OMI having full effect in 2008 and the change in the average DKK/USD exchange rate caused an increase of USD 3 million.

Other operating income primarily comprises chartering commissions received by TORM in connection with the management of the three tanker pools. Other operating income amounted to USD 14 million in 2008 compared to USD 15 million in 2007. The decrease was related to a reduction in commissions from technical management of third-party vessels. In connection with the split of the OMI activities between TORM and Teekay, TORM performed technical management for a number of Teekay vessels for a short period of time during 2007.

Financial income and expenses

Net financial income and expenses in 2008 were USD -86 million compared to USD 605 million in 2007. The most significant reason for the change was a gain from the sale of the NORDEN shares of USD 643 million in 2007, a negative impact from fair value adjustment of derivative financial instruments of USD 32 million in 2008 compared to a negative impact of USD 5 million in 2007 and an increase in net interest expenses of USD 23 million to USD 76 million in 2008.

Please refer to Note 9 to our consolidated financial statements for a breakdown of financial income and expenses in the income statement and to Note 15 for an overview of mortgage debt and bank loans.

Tax

Tax for the year amounted to an income of USD 1 million compared to an expense of USD 13 million in 2007. The tax expenses for 2008 comprise current tax for the year of USD 3 million compared to USD 16 million in the previous year, a reduction of deferred tax of USD 1 million compared to a reduction of USD 7 million in 2007 and an income of USD 3 million due to an adjustment to the estimated tax liabilities for the previous years compared to an expense of USD 4 million in 2007. The deferred tax liability as at 31 December 2008 was USD 55 million compared to USD 56 million in the previous year.

All significant Danish entities in the TORM Group entered into the tonnage taxation scheme with effect from 2001 and have filed tax returns for 2001 through 2007. The Company has filed a complaint regarding the assessments by the tax authorities of the tax returns for the years 2001 to 2004, and the assessments for 2005 to 2007 have not been completed. The recognized current tax liabilities are therefore to a great extent based on Management's judgement regarding the outcome of the complaint and the assessment. TORM paid USD 3 million in corporation tax on account in 2008 regarding these entities.

Please refer to Item 10E and Notes 2 and 12 to our consolidated financial statements for further information.

Vessels and dry-docking

The increase in tangible fixed assets of USD 172 million to USD 2,612 million in 2008 is attributable to the change in vessels and capitalized dry-docking and in prepayments on vessels. The carrying value of vessels and capitalized dry-docking increased by USD 156 million to USD 2,326 million. The addition of new tonnage amounted to a total acquisition cost of USD 336 million resulting from three LR2 tanker newbuildings, two MR tanker newbuildings and a Panamax bulk carrier built in 2004.

Two MR tankers built in 1995 and 2006, respectively and one Panamax bulk carrier built in 1997 representing a total carrying amount of USD 83 million were sold during the year. Prepayments on vessels increased by USD 13 million to USD 273 million due to additional costs relating to vessels under construction of USD 248 million less the above-mentioned newbuilding deliveries of USD 235 million.

Total depreciation amounted to USD 126 million in 2008 as compared to USD 89 million in 2007, an increase of USD 37 million. The increase is due to the expansion and renewal of the fleet during 2007 and 2008 and the amortisation of assets acquired in the OMI acquisition having full effect in 2008.

As at 31 December 2008, TORM 's newbuilding programme comprised 16 tanker vessels and four bulk carriers to be delivered during 2009 to 2012, and the contractual liabilities under the programme amounted to USD 951 million.

The market value of the fleet and investment programme (15 MR tanker newbuildings, one SR tanker newbuilding and four Panamax bulk carrier newbuildings) exceeded the carrying value of the fleet including newbuilding contracts by USD 367 million at year-end. This valuation is based on the average of three internationally acknowledged shipbrokers' valuations.

Investment in entities including jointly controlled entities (FR8)

In March 2008, TORM acquired a 50% equity stake in the shipping company FR8 Holdings Pte. Ltd. (FR8) from FR8 Limited, a subsidiary of the international oil trader Projector. FR8 Limited continues to own its 50% equity interest in FR8. The purchase price for the 50% equity stake in FR8 amounted to USD 125 million, which reflected the value of similar shipping companies, less certain purchase price adjustments which are not yet finally agreed. The carrying value of the investment in FR8 was USD 135 million as at 31 December 2008.

The Company holds investments in other entities and jointly controlled entities with an aggregate carrying amount of USD 1 million as at 31 December 2008 of which USD 3 million concerns unlisted entities, which is unchanged from the previous year. The carrying amount of the unlisted shares constitutes the estimated fair value based on available information.

The share of results of jointly controlled entities was an income of USD 27 million in 2008, of which USD 27 million in profit and acquisition cost adjustment derive from FR8, compared to an expense of USD 6 million in 2007.

Impairment test

TORM has performed a review of the market values and value in use for the significant assets within the two cash generating units: The Tanker Division and the Bulk Division. The review was based on market values derived as the average of three internationally acknowledged shipbrokers' valuations and value in use derived from discounted cash flow calculations. The underlying assumptions for the discounted cash flow calculations are presented in note 7 to our consolidated financial statements.

Values have dropped significantly from last year which is clearly illustrated by the change from USD 1,578 million at the end of 2007 to USD 367 million as at 31 December 2008 in the amount by which the market value of the Company's fleet including newbuildings exceeded the carrying amount of the assets. However, based on the review, Management maintains the position that the assets are not impaired.

Vessel values have continued to be under pressure in the beginning of 2009, and the Company will monitor the development closely for indications of impairment.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 2007 AND THE YEAR ENDED DECEMBER 31, 2006

Net profit for the year increased by 238% to USD 792 million in 2007 from USD 235 million in 2006 resulting in earnings per share (EPS) of USD 11.4 in 2007 against USD 3.4 in 2006.

In June 2007, TORM acquired the U.S. tanker shipping company OMI Corporation in a 50/50 joint venture with Teekay, and the income from this investment was recognized in TORM's consolidated financial statements with effect from 1 June 2007. The financial statements for OMI are included in the consolidated financial statements in proportion to the ownership share by combining items of a uniform nature. The vast majority of the activities were transferred to TORM and Teekay, respectively, with effect from 1 August 2007. The net profit for the period 1 June to 31 July 2007 has not been allocated to TORM's reportable segments and the net profit for the few remaining activities in OMI after 31 July 2007 has also not been allocated to the segments. The activities that were transferred to TORM at 1 August 2007 are recognized fully in the tanker division as from this date.

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

The Net profit for 2007 includes a gain on the sale of shares in Dampskibsselskabet Norden A/S of USD 643 million; such gain is included within Financial income Operating profit in 2007 decreased by 15% to USD 205 million in 2007 from USD 242 million in 2006. The lower profit compared to 2006 despite a significant increase in earning days was primarily due to lower freight rates in the LR2 and MR business areas, increased expenses and depreciation per earning day due to the expansion and renewal of the fleet of owned and chartered vessels, primarily through the acquisition of OMI as well as restructuring costs relating to this acquisition.

TORM's total assets increased by USD 870 million in 2007 to USD 2,959 million from USD 2,089 million in 2006. The most significant developments behind this increase were the addition of USD 88 million in goodwill and a net increase in the carrying amount of vessels, capitalized dry-docking and prepayments on vessels of USD 1,124 million mainly due to the acquisition of OMI, a decrease in other investments due to the sale of the shares in NORDEN of USD 633 million and an increase in cash and cash equivalents of USD 73 million.

Total equity decreased by USD 200 million in 2007 to USD 1,081 million from USD 1,281 million in 2006. The significant decrease in equity was mainly due to the profit for the year of USD 792 million, less the value adjustment of the shares in NORDEN relating to prior years of USD 572 million and less an extraordinarily high dividend paid out of USD 424 million. TORM's total liabilities increased by USD 1,070 million in 2007 to USD 1,878 million from USD 808 million in 2006 primarily due to the acquisition of OMI.

Gross profit (Net earnings from shipping activities)

The table below presents net earnings from shipping activities on segment level for the years ended December 31, 2006 and 2007:

USD million
	Tanker	Bulk	Total 2006	Tanker	Bulk	Total 2007
Revenue	494.0	109.7	603.7	639.3	134.3	773.6
Port expenses, bunkers and commissions	(145.3)	(5.1)	(150.4)	(165.9)	(6.3)	(172.2)
Freight and bunkers derivatives	0.6	0.0	0.6	2.9	0.0	2.9
Time charter equivalent earnings	349.3	104.6	453.9	476.3	128.0	604.3
Charterhire	(58.5)	(47.8)	(106.3)	(95.9)	(59.0)	(154.9)
Operating expenses	(64.6)	(13.1)	(77.7)	(105.1)	(10.4)	(115.5)
Gross profit
(Net earnings from shipping activities)	226.2	43.7	269.9	275.3	58.6	333.9

TORM's total revenue in 2007 was USD 774 million as compared to USD 604 million in the previous year. TORM's revenue derives from two segments: the tanker division and the bulk division. In the markets in which these divisions operate, the time charter equivalent (TCE) rates, defined as revenue less voyage expenses divided by the number of available earning days (days available for service), are used to compare freight rates. Under time charter contracts the charterer pays for the voyage expenses, whereas the shipowner pays for the voyage expenses under voyage charter contracts. A charterer basically has the choice of entering into either a time charter (which may be a one-trip time charter) or a voyage charter, and TORM is neutral to the charterer's choice, because the Company will base its economic decisions primarily upon the expected TCE rates rather than on expected net revenues. The analysis of revenue is, therefore, primarily based on the development in time charter equivalent earnings. TORM's time charter equivalent earnings in 2007 were USD 604 million compared to USD 454 million in 2006. The increase in the TCE was primarily due to the increase in earning days in the tanker division mainly as a result of the acquisition of OMI.

Tanker Division

Revenue in the Tanker Division increased by 30% to USD 640 million from USD 494 million in 2006, whereas the time charter equivalent earnings increased by USD 127 million or 36% to USD 476 million in 2007 from USD 349 million in the previous year.

In 2007, the Tanker Division was affected by highly fluctuating freight rates and, not least, by the acquisition of OMI in June and the subsequent transfer of the majority of assets and liabilities in August completed jointly by Teekay and TORM. With these transactions, the Company took over a very modern and homogenous fleet of 22 owned vessels, including one newbuilding for delivery in 2009, and four chartered vessels. The takeover of OMI's vessels almost doubled the number of owned vessels and added more than 100 land-based staff and 1,500 seafarers.

The market for TORM's product tankers was characterized by two very different periods in 2007. In the first half of 2007, the market in the Western Hemisphere performed better than expected, while rates were lower than expected up to the end of the fourth quarter. In the Eastern Hemisphere, rates were low in the first half, but stabilized in the second half and started rising toward the end of the year.

2007 was also marked by highly unstable and rising oil prices that, combined with rising U.S. gasoline consumption in the first half, prompted the Company's customers to favor the smaller, more flexible MR tankers. This unexpected greater demand meant that TORM's MR tankers performed far better than expected in 2007.

For TORM's largest vessels, the LR2 tankers, however, earnings were lower than expected in 2007. This was due to the fact that the vessels primarily transported naphtha from the Middle East to the Far East, where demand was lower than expected. Due to the size of the vessels, they are not very flexible, and therefore their earnings options are limited in certain situations.

Earnings for TORM's medium-sized vessels, the LR1 tankers, were as expected, which meant that total earnings for the three vessel types were as expected.

The rising crude oil prices caused an increase in fuel costs, which put pressure on earnings for 2007. Bunker costs averaged USD 371 per ton in 2007 against USD 321 per ton in 2006, an increase of 16%, which corresponds to an average additional expense of approximately USD 2,000 per day of operation.

In 2007, the delivery of 2 newbuildings in the LR2 business area was the primary reason for the increase in the number of available earning days by 892 days or 37%, resulting in an increase in earnings of USD 26 million. Freight rates that were on average 13% lower than in the previous year decreased earnings by USD 12 million.

In the LR1 business area, the Company added 4 vessels, hereof 2 vessels from the former OMI fleet, and took delivery of 1 newbuildings. These were the most important factors behind the increase in the number of available earning days by 1,507 days or 35% from the previous year, resulting in an increase in earnings of USD 45 million. The average freight rates remained at a level slightly above the previous year increasing earnings positively by USD 1 million.

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

The increase in the time charter equivalent earnings in the Tanker Division can be summarized as illustrated in the table below.

Earnings for the Tanker division
USD million	Handy	MR	LR1	LR2	Un-allocated	Total
Time charter equivalent earnings 2006	-	160	120	69	-	349
Change in number of earning days	31	41	45	26	-	143
Change in freight rates	-	(6)	1	(12)	-	(17)
Other	-	-	-	(3)	4	1
Time charter equivalent earnings 2007	31	195	166	80	4	476

Un-allocated earnings comprise fair value adjustment of freight and bunkers derivatives, which are not designated as hedges, and gains and losses on freight and bunkers derivatives, which are not entered for hedge purposes.

The table below summarizes the earnings data per quarter for the Tanker Division.

Earnings data for the Tanker division
USD/Day	2006	2007				2007	% Change
	Full year	Q1	Q2	Q3	Q4	Full year	2006-2007

LR2/Aframax vessels
Available earning days for: *)
- Owned vessels	2,038	627	684	814	811	2,936	45%
- Time chartered vessels	363	90	83	92	92	357	(2%)
TCE per earning days **)	28,641	26,838	29,073	21,841	23,227	24,407	(13%)

LR1/Panamax vessels
Available earning days for: *)
- Owned vessels	2,273	540	538	572	641	2,291	7%
- Time chartered vessels	2,086	728	781	1,005	1,061	3,575	71%
TCE per earning days **)	27,497	27,816	29,108	27,407	26,517	28,313	0%

MR vessels
Available earning days for: *)
- Owned vessels	6,499	1,609	1,606	2,238	2,544	7,997	23%
- Time chartered vessels	0	34	46	46	46	172	N/A
TCE per earning days **)	24,627	24,676	28,143	22,941	21,702	23,949	(3%)

Handy vessels
Available earning days for: *)
- Owned vessels	-	-	-	732	1,104	1,836	N/A
- Time chartered vessels	-	-	-	0	0	0	N/A
TCE per earning days **)	-	-	-	16,129	17,121	16,726	N/A

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

In the Bulk Division, TORM continues the strategy of covering earnings by chartering out vessels on contracts of one to two years' duration. The majority of the long-term contracts were entered into in the fourth quarter of 2006 and the first quarter of 2007, and earnings in 2007 therefore did not see the full effect of the rising rates during the year.

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

The change in the time charter equivalent earnings in the Bulk Division can be summarized as illustrated in the table below.

Earnings for the Bulk division
USD million	Handysize	Panamax	Total
Time charter equivalent earnings 2006	4	101	105
Change in number of earning days	(4)	(5)	(9)
Change in freight rates	0	32	32
Time charter equivalent earnings 2007	0	128	128

The table below summarizes the earnings data per quarter for the Bulk Division.

Earnings data for the Tanker division
USD/Day	2006	2007				2007	% Change
	Full year	Q1	Q2	Q3	Q4	Full year	2006-2007

Panamax vessels
Available earning days for: *)
- Owned vessels	2,499	416	460	535	551	1,962	(21%)
- Time chartered vessels	2,697	789	762	723	736	3,010	12%
TCE per earning days **)	19,325	22,955	25,467	27,019	27,443	25,762	33%

*)	Earning days are the total number of days in the period, where the vessels are ready and available to perform a voyage, i.e. is not in dry-dock, etc.
**)	TCE = Time Charter Equivalent Earnings = Gross freight income less port expenses, bunkers and commissions (including freight and bunkers derivatives).

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

The development in the operating expenses can be summarized as illustrated in the table below.

Operating expenses
	Tanker Division				Bulk Division
USD million	Handy	MR	LR1	LR2	Panamax	Handy	Unallocated	Total
Operating expenses 2006	-	38.1	12.3	11.9	11.9	1.2	2.3	77.7
Change in the number of operating days	11.9	11.0	1.3	5.5	-2.1	-1.2		26.4
Change in expenses per operating day	-	4.3	1.7	3.7	0.7	-		10.4
Other							12.6	12.6
Operating expenses 2007	11.9	53.4	15.3	21.1	10.5	-	14.9	127.1

The total unallocated operating expenses amounted to USD 15 million in 2007, of which USD 4 million related to the tanker division. The remaining USD 11 million related to the vessels in OMI prior to their transfer to either TORM or Teekay.

The table below summarizes the operating data for the Company's fleet of owned and bareboat chartered vessels.

Operating data

	Tanker Division				Bulk Division
	Handy	MR	LR1	LR2	Panamax	Handy	Total
Operating days in 2006	-	5,835	2,298	2,067	2,474	306	12,980
Operating expenses per operating day in 2006	-	6,525	5,365	5,748	4,802	3,847	5,804
Operating expenses per operating day in 2007	6,467	7,098	6,071	6,976	5,135	-	6,618
Change in the operating expenses per operating day in %	n.a.	9%	13%	21%	7%	n.a.	14%
Operating days in 2007	1,836	7,523	2,532	3,027	2,047	-	16,965
- Off-hire days	-0	-82	-10	-43	-10	-	-145
- Days in dry dock	-0	-173	-84	-16	-77	-	-350
+ Earning days for vessels chartered in	0	901	3,575	338	3,012	-	7,826
Earning days in 2007	1,836	8,169	6,013	3,306	4,972	-	24,296

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

The average operating expenses per operating day increased by USD 814 or 14% compared to 2006. The increase was primarily caused by an increase in wages costs per operating day of USD 364 to USD 3,380, corresponding to six percentage points of the total increase. The increase was mainly due to the addition of tonnage in the LR2 segment being registered in the Danish ship's register and sailing with Danish officers who on average receive higher wages than the remaining officers. The hourly wages to officers showed a general increase of 16% during 2007 calculated as a weighted average, which has also affected the total wages costs negatively just as it has affected all other shipping companies. In addition, the luboil costs increased by USD 139 per operating day to USD 339 per operating day corresponding to two percentage points of the total increase of 14% as a consequence of the rising oil prices. Insurance costs increased by USD 148 to USD 773 per operating day corresponding to three percentage points of the total increase. The increase relates to loss of hire and is attributable to the two incidents with TORM Gertrud and TORM Signe.

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

Other operating income primarily comprises chartering commissions received by TORM in connection with the management of the three tanker pools. Other operating income amounted to USD 15 million in 2007 compared to USD 10 million in 2006. The increase was primarily related to commissions from technical management of third-party vessels. In connection with the split of the OMI activities between TORM and Teekay, TORM performed technical management for a number of Teekay vessels for a short period of time.

Financial income and expenses

Net financial income and expenses in 2007 were USD 599 million compared to USD -1 million in 2006. The most significant reason for the change is the gain from the sale of the NORDEN shares of USD 643 million compared to a dividend from NORDEN of USD 25 million in 2006 and an increase in net interest expenses of USD 17 million to USD 53 million in 2007 due to the increase in net interest bearing debt of USD 874 million during the year to USD 1,536 million from USD 662 million in 2006.

Please refer to Note 9 to our consolidated financial statements for a breakdown of financial income and expenses in the income statement and to Note 14 for an overview of mortgage debt and bank loans.

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

All significant Danish entities in the TORM group entered into the tonnage taxation scheme with effect from 2001 and have filed tax returns for 2001 through to 2006. The Company has filed a complaint regarding the assessments by the tax authorities of the tax returns for the years 2001 to 2004 and the assessments for 2005 and 2006 have not been completed. The recognized current tax liabilities are therefore to a great extent based on management's judgment regarding the outcome of the complaint and the assessment. TORM paid USD 10 million in corporation tax on account in 2007 regarding these entities.

Please refer to Item 10E and Notes 2 and 11 to our consolidated financial statements for further information.

Vessels and dry-docking

The increase in tangible fixed assets of USD 1,130 million to USD 2,439 million in 2007 is attributable to the change in vessels and capitalized dry-docking and in prepayments on vessels, primarily as a consequence of the acquisition of OMI. The carrying value of vessels and capitalized dry-docking increased by USD 1,034 million to USD 2,170 million. The addition of new tonnage amounted to a total acquisition cost of USD 1,115 million resulting from 11 MR tankers and 2 LR1 tankers transferred from OMI, 2.5 LR1 tankers, 2 LR2 tanker newbuildings, 1 LR1 tanker newbuilding and a Panamax bulk carrier built in 2004. In addition, two MR tankers are still owned by OMI, which TORM owns jointly with Teekay.

No vessels were sold during 2007. Prepayments on vessels increased by USD 90 million to USD 259 million due to additional costs relating to vessels under construction of USD 208 million less the above-mentioned newbuilding deliveries of USD 118 million.

Total depreciation amounted to USD 89 million in 2007 as compared to USD 59 million in 2006, an increase of USD 30 million. The increase is due to the expansion and renewal of the fleet during 2006 and 2007 and the amortisation of assets acquired in the OMI acquisition.

As at 31 December 2007, TORM's newbuilding programme comprised 16 tanker vessels and four bulk carriers to be delivered during 2008 to 2011, and the contractual liabilities under the programme amounted to USD 956 million.

The market value of the fleet and investment programme (three LR2 tanker newbuildings, 13 MR tanker newbuildings and four Panamax bulk carrier newbuildings) exceeded the carrying value of the fleet including newbuilding contracts by USD 1,547 million at year-end. This valuation is based on the average of three internationally acknowledged shipbrokers' valuations.

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

The invested capital, as defined in item 17, increased by USD 204 million to USD 2,822 million as at 31 December 2008, from USD 2,618 million as at 31 December 2007 and USD 1,300 million as at December 31, 2006. The increase can primarily be explained by the net addition of tonnage and the acquisition of a 50% stake in the shipping company FR8 at March 10, 2008.

The primary objective of the Company's capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value. To manage its capital structure and make adjustments to it, in light of changes in economic conditions, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made to the capital management objectives, policies or processes during the years ended December 31, 2006, December 31, 2007 and December 31, 2008.

The Company monitors the capital using gearing ratios, primarily the equity ratio, as defined in item 17, which is equity divided by total assets. The Company's policy is to maintain the equity ratio above 30% both when executing short-term business activities and when considering strategic initiatives and planning long-term investments. As at December 31, 2008, the equity ratio was 39% compared to 37% as at December 31, 2007 and 61% as at December 31, 2006.

Equity increased by USD 198 million in 2008 to USD 1,279 million as at 31 December 2008 from USD 1,081 million in 2007. The increase in equity is mainly due to the net profit for the year of USD 361 million less fair value adjustments of derivative financial instruments treated as hedging instruments of USD 41 million, and less dividend paid out of USD 124 million. Equity decreased by USD 200 million in 2007 to USD 1,081 million as at December 31, 2007 from USD 1,281 million in 2006. The considerable reduction in equity was mainly due to the net profit for the year of USD 792 million less the value adjustment of the Company's investment in Norden attributable to previous years of USD 572 million and extraordinarily high dividends paid out during the year of USD 424 million.

The payment of the Company's obligations under loan agreements, along with the payment of charter hire for chartered-in vessels and all other commitments that TORM has entered into, are paid out of the cash generated by the Company. Total cash and cash equivalents amounted to USD 168 million at the end of 2008 vs. USD 105 million at the end of 2007 and USD 32 million at the end of 2006, resulting in a net increase in cash and cash equivalents for the year of USD 63 million compared to a net increase of USD 73 million in 2007 and a net decrease of USD 125 million in 2006. The primary sources of the cash flow were cash flow from operating activities, proceeds from the sale of vessels and additional borrowing, which contributed a total of USD 1,574 million in cash.

The cash flows were primarily used to finance the acquisition of further additions to the fleet and a 50% stake in FR8, to repay mortgage debt and bank loans and to pay dividend to shareholders during the year, which required a total of USD 1,572 million in cash.

The Company's operations generated a cash inflow of USD 385 million in 2008 compared to an inflow of USD 188 million in 2007 and a cash inflow of USD 232 million in 2006. USD 115 million was invested in the acquisition of a 50% stake in the shipping company FR8, whereas as USD 810 million was invested in the acquisition of OMI during 2007. In addition, the Company invested USD 378 million in tangible fixed assets during the 2008, primarily comprising the extension of the fleet, compared to USD 252 million in 2007 and USD 246 million in 2006. The Company generated USD 169 million in cash flow from the sale of non-current assets, primarily vessels, in 2008, whereas the Company did not generate any significant cash flows from the sale of non-current assets in 2007 and the total cash inflow from the sale of vessels was USD 145 million in 2006. The Company generated a cash inflow of USD 17 million from the sale of equity interests and securities during 2008 compared to USD 737 million in 2007, of which USD 704 million related to the sale of the shares in NORDEN, whereas the Company did not generate any significant cash flows from the sale of equity interests and securities in 2006.

The total cash outflow from financing activities amounted to USD 59 million compared to a cash inflow of USD 242 million in 2007and a cash outflow of USD 239 million in 2006. Additional borrowing generated inflow of USD 1,021 million which was primarily used for the repayment of bridge financing of the acquisition of OMI in 2007, repayment on mortgage debt and bank loans amounting to USD 956 million in 2008, and for the financing of the newbuilding program, the purchase of second-hand vessels, and the acquisition of 50% of FR8. Dividend payments to TORM 's shareholders, which in 2008 amounted to USD 124 million, also affected cash flow from financing activities.

As at 31 December 2008, TORM had entered into credit agreements with leading banks with a total commitment of USD 2,220 million compared to a commitment in 2007 at USD 1,964 million and a commitment in 2007 at 2006 at USD 1,514 million, of which USD 1,723 million was drawn compared to a draw in 2007 of USD 1,657 million and a draw in 2006 of USD 698 million. Of the total borrowings of USD 1,723 million, USD 1,573 million compared to USD 1,532 million in 2007 and USD 634 million in 2006 was bearing variable interest. The credit agreements are dedicated to the financing of new tonnage and to the ongoing financing of some of the existing vessels.

For all 20 vessels in the newbuilding programme compared to 21 vessels in 2007 and 17 vessels in 2006, payments corresponding to approximately 28% compared to 26% in 2007 and 23% in 2006 of the aggregate contract price have been made. The total outstanding contractual commitment under the newbuilding programme amounted to USD 686 million as at 31 December 2008 compared to USD 745 million and USD 594 million in 2006. In addition, the Company had a liability of USD 22 million relating to a second hand Panamax drybulk vessel for delivery in January 2009, which the Company bought by utilising a purchase option in 2008.

TORM believes that based on available cash and loan facilities, planned investments and projected operating cash flows in the next 12 months, the Company has sufficient cash flow to meet the operating requirements, cash flow obligations and other strategic initiatives.

For further disclosure and discussion of our contractual obligations please refer to Item 10C and Notes 15 and 19 to the consolidated financial statements.

FOREIGN CURRENCY EFFECTS

We are exposed to market risk from changes in foreign exchange rates, which can affect results from operations and financial condition. To minimize the risk, we manage our exposure to changes in foreign currency rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments, primarily cross-currency contracts and forward exchange contracts.

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

EXPECTATIONS FOR 2009

The forecast profit before tax for 2009 as at April 30, 2009 is USD 100-140 million. TORM's financial results primarily depend on the number of earning days and developments in freight rates. As of April 30, 2009, 46% of the remaining earning days in the Tanker Division for 2009 had been covered at an average rate of USD/day 20,586 vs. 49% at an average of USD/day 21,828 at the same time in 2008. As of April 30, 2009, 18% of the remaining earning days in the bulk division for 2009 had been covered at an average rate of USD/day 12,932 vs. 80% at an average rate of USD/day 48,400 at the same time in 2008.

This forecast is subject to a degree of uncertainty in as much as a number of factors could significantly impact freight rates and consequently the earnings of both the product tankers and the bulk carriers.

For 2009, the external factors considered to have the greatest influence on TORM 's earnings are:

•	Global economic trends.

•	A potential financial collapse of major business partners.

•	Global capital market.

•	Oil trader activity and the development of ton/mile.

•	Consumption of refined oil products.

•	Transport of commodities, mainly to Asia, in particular iron ore, coal and grain.

•	The US economy.

•	Additions and scrapping of vessels.

•	One-off events such as strikes, political instability in the oil-exporting countries, weather conditions, shut-down of refineries, etc.

•	Potential national or international interventions against shipping companies' energy consumption or CO2 emissions.

Tanker Division

TORM expects the Company's product tanker rates to be  10-25% lower in 2009 than in 2008. The lower estimation is primarily the result of the global recession which is also affecting the oil consumption and there is considerable uncertainty about the rate development. Seasonal fluctuations mean that the first and the fourth quarters are traditionally the strongest due to the winter season. This also assumes that the market is not affected by one-off events during the year.

The following factors will affect developments:

Tonnage Supply

The global product tanker fleet will be expanded as a result of a record newbuilding order book for delivery in 2009. An addition of approximately 18%, or 321 product tankers, is expected in the business areas in which TORM operates according to industry resources.

The phase-out of vessels in 2009 is expected to be limited. On the other hand, a significant number of vessels are expected to be re-cycled in 2010, when all single-hulled vessels must be phased out.

The global recession has made it difficult to finance newbuildings and, as a result, shipyards as well as shipping companies have cancelled newbuilding orders. In TORM 's assessment, the cancellation of newbuildings will reduce the product tanker order book by some 10-15% for the period to 2011. This assessment is subject to considerable uncertainty, however.

Tonnage Demand

Energy Information Administration (EIA) expects a decrease in global oil consumption of approximately 1.4% in 2009, relative to an increase of 0.1% in 2008.

Transport of refined oil products by sea is expected to drop by 1.7% in 2009 according to industry sources. By comparison, transport of such products rose by 1.3% in 2008. Total transport of oil by sea (crude and refined oil products) rose by 4.4% in 2008, but is expected to drop by 2.7% in 2009.

US gasoline consumption is expected to decline by approximately 1.0% in 2009, against a decline of approximately 3.4% in 2008 according to industry sources.

The increase in refinery capacity in India and the Middle East up to 2012 will significantly exceed the immediate consumption in these areas, and as a result a sharp increase in exports of refined oil products is expected. This will have a positive impact on the product tanker market.

Increased transport of different qualities of the same type of refined oil products, e.g. imports in Europe of refined oil products with a low sulphur content and exports of refined oil products with a high sulphur content from Europe.

Bulk Division

As a result of the collapse of the freight market and in order to minimize the Company's counterparty risk, TORM has negotiated to have four Panamax bulk carriers prematurely re-delivered to TORM from long-term contracts. In compensation for the re-deliveries, TORM has received USD 26 million, which are recognised as income in the first quarter of 2009.

The collapse in bulk carrier freight rates has caused TORM to intensify the risk assessment of potential customers' ability to meet their contractual obligations. Subject to the individual assessments and the state of the freight market in general, TORM maintains its strategy of hedging a significant part of its exposure by chartering out vessels on long-term contracts of typically one to two years' duration. The bulk market will remain dependent on global economic trends. However, freight rates will depend particularly on economic growth in China, and thus the Chinese consumption of steel and coal.

As a result of the global economic downturn, bulk transportation is expected to decline by  4% from 2008 to 2009 according to industry sources. Moreover, freight rates will be affected by the net increase in the global fleet in 2009, when newbuildings as well as re-cyclings are expected to rise sharply. A net 13% addition of bulk carriers in 2009 compared to 2008 is expected according to industry sources.

E.	Off-balance sheet arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular disclosure of contractual obligations

We have various contractual obligations and commercial commitments to make future payments including debt agreements, lease obligations and purchase commitments. The following table summarizes our future obligations under these contracts due by period as of December 31, 2008 (in USD million):

USD million	2009	2010	2011	2012	2013	There-after	Total

Long-Term Debt (1)	212.4	129.7	173.2	168.3	452.8	581,8	1,718.2
Interest payments fixed by interest rate swaps (3)	30.9	25.6	20.1	12.0	3.0	0.0	91.6
Estimated variable interest payments (4)	35.7	33.6	33.0	33.0	28.2	42.7	206.2
Chartered-in Vessels (incl. vessels not delivered) (Operating leases)	230.5	230.3	205.3	184.4	167.0	351.3	1,368.8
Newbuilding installments (Purchase Obligations) (2)	277.6	261.0	111.1	58.6	0.0	0.0	708.3
Other operating leases	6.8	7.7	7.6	7.4	7.6	8.8	45.9
Total	793.9	687.9	550.3	463.7	658.6	984.6	4,139.0

(1)	Debt payments could be accelerated upon violation of debt covenants. We are in compliance at December 31, 2008 and we believe the likelihood of a debt covenant violation is remote.
(2)	Debt financing will provide an estimated 70%-80% of the newbuilding installments.
(3)	Actual fixed rates according to interest rate swaps are used for the covered interest payments. Please refer to Item 11 for further information.
(4)	Variable interest payments are estimated based on a 6% net interest rate including margin.

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

There were no indicators of impairments of vessels in 2006 and 2007 and there were no impairments of vessels 2008.

Tax

All significant Danish entities within the Group entered the Danish tonnage taxation scheme, which went into effect on January 1, 2001, and have filed tax returns for 2001 to 2007. The assessment of the tax returns by the tax authorities has not yet been completed for 2005 to 2007, and we have filed a complaint regarding the assessments for 2001, 2002, 2003 and 2004. The tax regulations are highly complex, and while the Group aims to ensure the estimates of tax assets and liabilities that it records are accurate, there may be instances where the process of agreeing the tax liabilities with the tax authorities could require adjustments to be made to estimates previously recorded.

It is the Group's assessment that there is significant uncertainty as to the estimate of taxes payable as of December 31, 2008 due to the lack of precedents that have interpreted the tonnage tax regulation. The estimate is based on scenario analyses and discussions with the tax authorities, tax advisors and industry organizations, and the uncertainty primarily relates to the division of the activities between income and expenses from shipping-related activities, which are taxed under the tonnage tax scheme, and income and expenses from other activities, which are not taxed under the tonnage tax scheme.

CHANGES IN ACCOUNTING POLICIES

TORM has implemented the following standards, changes to standards and interpretations in the annual report for 2008:

•
Amendment to IFRS 2 "Share-based payment: Vesting conditions and cancellations." The amendment clarifies the treatment regarding vesting conditions and cancellation of granted equity instruments. TORM's treatment is in line with the clarifications and the change has therefore not affected the accounting policies.

•	Amendment to IAS 39 and IFRS 7: "Reclassification of financial instruments." The change is not relevant for TORM.

•	Interpretation guideline to IAS 19, IFRIC 14 "The limit on a defined benefit asset, minimum funding requirement and their interaction." The interpretation is not relevant for TORM.

The Company has changed its accounting policy for the recognition of investments in joint ventures so that these are recognized according to the equity method. Previously, joint ventures were recognized on a pro rata basis. The change in accounting policy is due to the fact that the Company finds it inappropriate to aggregate the items of joint ventures with items of entities that form an integral part of the Company's activities. The policy change has no effect on the income statement or on equity, but the profit for the year of joint ventures and the investment in these are presented in a single line item in the income statement and the balance sheet, respectively.

As a result of the change in accounting policy the operating profit and net cash flows for 2007 were reduced by USD 5.9 million and USD 11.6 million, respectively, and invested capital as defined in Item 17 at 31 December 2007 was increased by USD 12.5 million.

Accounting standards and interpretations not yet adopted

IASB has issued the following changes to standards and interpretations which have not yet been adopted:

•	Amendment to IAS 1 "Presentation of Financial Statements." The most notable changes in comparison to the current version of IAS 1 are:

•
A requirement that "comprehensive income" is presented either in a single statement or in two statements (an income statement and a statement of comprehensive income, in which net profit for the year is included in one line). The statement of changes in equity can no longer include elements of comprehensive income, but only the total of this statement.

•
When changes in accounting policies or restatements have occurred, a statement of financial position (balance sheet) at the beginning of the comparative period is presented (i.e. two years' comparative figures).

•	A requirement for information regarding the tax effect of each item in "other comprehensive income."

•	A requirement of disclosure of amounts, which are reclassified from other comprehensive income to net profit for the year ("recycling").

•	The terminology regarding the financial statements in accordance with IFRS is changed.

•	Amendment to IAS 23 "Borrowing Costs." The changes to IAS 23 will not significantly affect the financial statements.

•	IFRIC 13 "Customer Loyalty programmes." The interpretation is not relevant for TORM .

•	Amendment to IAS 39 "Financial Instruments: Recognition and measurement". The changes will not significantly affect the financial statements.

•	Amendment to IFRIC 9 "Reassessment of Embedded Derivatives". The changes will not significantly affect the financial statements.

•
In addition, IASB has issued a number of smaller changes and clarifications during 2008 as part of the improvement project, including changes to IFRS 5, IAS 18, IAS 20 and IAS 40. The changes are not expected to have any significant impact on the financial statements.

•
In addition, IASB has issued a number of smaller changes and clarifications during 2008 as part of the improvement project, including changes to IFRS 5, IAS 18, IAS 20 and IAS 40. The changes are not expected to have any significant impact on the financial statements.

TORM will implement these changes and interpretations when they become effective in 2009. The implementation of IAS 1 will change the presentation of the financial statements.

Furthermore, IASB has issued the following standards, changes to standards and interpretations which become effective on or after 1 January 2009 but have not yet been adopted by the EU:

•	Revised IFRS 1 "First time adoption,"

•	Revised IFRS 3 "Business Combinations,"

•	Amendment to IAS 27 "Consolidated and separate financial statements,"

•	Amendment to IAS 39 "Financial instruments: Recognition and measurement": "Eligible hedged items" and "Reclassification of financial assets: Effective date and transition,"

•	IFRIC 12 "Service concession arrangements,"

•	IFRIC 15 "Agreements for the construction of real estate,"

•	IFRIC 16 "Hedges of a net investment in a foreign operation,"

•	IFRIC 17 "Distributions of non-cash assets to owners"

•	IFRIC 18 "Transfer of assets from customers"

TORM expects that the implementation of these standards, changes to standards and interpretations will not materially affect the Company's financial statements.

RECENT DEVELOPMENTS

Sale of two bulk vessels

In May 2009, TORM entered into an agreement to sell the two Panamax bulk carriers TORM Baltic (built in 1997) and TORM Marta (built in 1997). The vessels were sold for a total consideration of USD 43 million and are expected to be delivered in July 2009.

In June 2009, TORM entered into an agreement to sell the Panamax bulk carrier TORM Tina (built in 2001). The vessel was sold for a total consideration of USD 30 million and is expected to be delivered in July 2009.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Set forth below are the names, ages and positions of our directors and executive officers.

Name	Age	Position
Board of Directors:
Niels Erik Nielsen	61	Chairman of the Board
Christian Frigast	57	Deputy Chairman of the Board
Lennart Arnold Johan Arrias	60	Director
Margrethe Bligaard	41	Director
Bo Jagd	66	Director
Jesper Jarlbæk	53	Director, joined in April 2009
Niels Peter Abildgaard Nielsen	44	Director
Gabriel Panayotides	54	Director
Angelos Papoulias	54	Director, joined in April 2009
E. Michael Steimler	61	Director
Stefanos-Niko Zouvelos	53	Director

Management:
Roland M. Andersen	41	Chief Financial Officer
Mikael Skov	45	Chief Executive Officer and Chief Operating Officer

Biographical information with respect to each of our directors and executives is set forth below.

Niels Erik Nielsen has been Chairman of our Board of Directors since April 25, 2002. Prior to that Mr. Nielsen was the Deputy Chairman of our Board of Directors from September 26, 2000. Mr. Nielsen is also a partner with the Danish law firm, Bech-Bruun, which provides certain legal services to us. He is a member of TORM's remuneration committee and a member of the board of directors of several Danish companies, including Amagerbanken Aktieselskab, Ambu A/S, Charles Christensen A/S, Cimber Air Holding A/S, Danica-Elektronik A/S, Gammelrand Skærvefabrik A/S, GPV Industri A/S, InterMail A/S, Mezzanin Kapital A/S, Pele Holding A/S, P.O.A. Ejendomme A/S, Satair A/S, SCF-Technologies A/S and Weibel Scientific A/S. Mr. Nielsen holds a Master's of Law degree from the University of Copenhagen.

Christian Frigast has been a director of the Company since September 26, 2000 and Deputy Chairman since April 25, 2002. He is a member of TORM's audit committee and remuneration committee. Mr. Frigast is the managing director of Axcel A/S, a Danish investment company. He also serves as a member of the board of directors of numerous companies including Noa Noa A/S and Royal Scandinavia A/S. Mr. Frigast holds a Master's of Science degree in Economy from the University of Copenhagen.

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

Bo Jagd has been a director of TORM since April 2008. Mr. Jagd was Managing Director and CEO of Danish Ship Finance A/S from 1992 to April 2008. Prior to that he held senior positions in banking in Denmark, UK and Singapore. Mr. Jagd holds a degree in Business Finance from Copenhagen Business School and is a member of TORM's Audit Committee. Special competencies: finance, risk management, financial analysis, general management, corporate governance.

Jesper Jarlbaek has been a director of the Company since April 2009. Mr Jarlbaek is CEO of Earlbrook Holdings LTD. A/S. He also serves as a member of the board of directors of numerous companies including Ascendi A/S and TK Development A/S. Mr Jarlbaek is a State Authorized Public Accountant and holds a B.Sc. in accounting from Copenhagen Business School.

Niels Peter Abildgaard Nielsen has been a director of the Company since April 2007. Mr. Abildgaard is employed by TORM as General Manager for Quality and Vetting and has been with TORM since 1987. He has been elected by the employees of TORM to our Board of Directors.

Gabriel Panayotides has been a director of the Company since September 2000. Since February 1998, Mr. Panayotides has also been Chairman of the Board of Excel Maritime Carriers Ltd., a publicly-traded shipping company with shares traded on the New York Stock Exchange. Mr. Panayiotides has been engaged in the ownership and management of ocean going vessels since 1978. He sits on the Greek Committee of Classification Society Bureau Veritas and Lloyd's Register of Shipping. He holds a Bachelors degree from the Piraeus University of Economics.

Angelos Papoulias has been a director of the Company since April 2009. Mr. Papoulias has served as a director of Investments & Finance Ltd since 1989. He holds a degree of B.Sc. in mathematics/economics and a Master's degree in International Management.

E. Michael Steimler has been a director of TORM since April 2008.  Mr. Steimler was Chief Executive Officer of Tankers (UK) Agencies Ltd between 2000 and 2008 and is now Chairman/Consultant. His directorships of both publicly listed and private companies include Euronav NV in Belgium and Beacon Shipping Holdings Ltd. in Singapore. He graduated from the Norwegian School of Business Management with a degree in Economics and Marketing in 1973 and has over 30 years experience in the shipping industry.

Stefanos-Niko Zouvelos has been a director of TORM since April 2006. Mr. Zouvelos is General Manager of Beltest Shipping Company Ltd. in Cyprus, an investment holding company specializing in the shipping sector and the largest shareholder of TORM. Prior to that, Mr. Zouvelos served as a Financial Manager of Good Faith Shipping Co. from 2000 to 2004.  He holds a Master of Science degree in Quantitative Economics from the University of Stirling, Scotland, and has been engaged in the shipping industry since 1984.

Roland M. Andersen has been appointed our Chief Financial Officer as of May 26, 2008. Before this Mr. Andersen, served as CFO for Danish mobile and broadband player Sonofon | Cybercity. During 2000-2005 Roland M. Andersen was CFO for private equity owned Cybercity. Prior to this he held positions with A.P. Møller-Maersk, the latest one as CFO for A.P. Møller-Maersk Singapore. Mr. Andersen holds a M.Sc. in Corporate Finance and Marketing and has attended the Executive Programme at London Business School.

Mikael Skov has been our Chief Operating Officer since April 1, 2007. In September 2008, Mr. Skov was also appointed Chief Executive Officer of the Company. Mr. Skov has worked for TORM since 1984. From 2000 to 2007 he served as Executive Vice President for TORM's Tanker Division.

B.        Compensation

In 2008, we incurred compensation expense of  USD 0.8 million for the Board of Directors and USD 8.0 million for our executives including the value of expensed share-based compensation. We have not set aside any amounts to provide pension, retirement or similar benefits to our directors and executive officers. For a description of our stock option plan please refer to "Incentive scheme" below. The members of Management are, in the event of termination by the Company, entitled to a severance payment of up to 24 months' salary. The pension age for members of Management is 62.

C.	Board Practices

The members of our Board of Directors are elected for four-year terms. At the end of each term, they are eligible for re-election. The current Board members were elected at the annual general meeting in April 2007, except for Mr. Zouvelos who was elected at the annual general meeting in April 2006, Bo Jagd and Einar Michael Steimler who were elected in April 2008, and Jesper Jarlbæk and Angelos Papoulias who were elected in April 2009.  Our Board members  will be eligible for re-election in 2011, except for Mr. Zouvelos who will be eligible for re-election in 2010, Bo Jagd and Einar Michael Steimler who will be eligible for re-election in 2012, and Jesper Jarlbæk and Angelos Papoulias who will be eligible for re-election in 2013. There are no service contracts between us and any of our directors providing for benefits upon termination of a director's election.

Committees of the Board of Directors

On July 31, 2005, we established an audit committee, which adopted an audit committee charter in compliance with Nasdaq's corporate governance rules, except for the exemptions noted below.  Our audit committee is comprised of two independent members of our Board of Directors, and is responsible for reviewing our accounting controls and recommending to the Board of Directors the engagement of our outside auditors.  The members of the audit committee are Messrs. Christian Frigast and Bo Jagd.  In May 2009, the Board decided to expand the audit committee to comprise three independent members and Mr. Jesper Jarlbæk was elected. In addition, we have established a remuneration committee that is comprised of two independent members of our Board of Directors which are responsible for establishing executive officers' compensation and benefits.  The members of our compensation committee are Messrs. Niels Erik Nielsen and Christian Frigast. In May 2009, the Board decided to expand the remuneration committee to comprise three independent members and Mr. Gabriel Panayotides was elected.

D.        Employees

The numbers of employees we employed, on average, for the previous three fiscal years, are as follows:

	2006	2007	2008
Land-based employees

Denmark	112	125	148

Other	26	75	147

Total	138	200	295

Seafarers (officers)	215	239	262

Total employees	353	439	557

In 2006 approximately 33 of our employees were employed in administrative positions; this figure rose to 33 in 2007 and to 98 in 2008. The majority of the staff on vessels owned by our subsidiaries and associated companies are not employed by us.

E.         Share ownership

The following table sets forth information as of April 30, 2009 regarding the total amount of capital stock owned by our officers and directors on an individual basis:

Name	Position	Shares (Nom. Hold.)	Share options (Nom. Hold.)

Niels Erik Nielsen	Chairman of the Board	*	0

Christian Frigast	Deputy Chairman of the Board	*	0

Lennart Arnold Johan Arrias	Director	*	*

Margrethe Bligaard	Director	*	*

Stefanos-Niko Zouvelos	Director	*	0

Niels Peter Abildgaard Nielsen	Director	*	*

Gabriel Panayotides	Director	*	0

Bo Jagd	Director	*	0

Einar Michael Steimler	Director	*	0

Mikael Skov	CEO and COO	*	*

Roland M. Andersen	Chief Financial Officer	*	0

*      The person beneficially owns shares/holds share options less than one percent of our common shares.

Incentive scheme

In 2007, we created an incentive scheme for Management, all land-based employees and officers employed on permanent contracts (apart from trainees, apprentices and cadets) that are directly employed in TORM A/S. The Board of Directors is not included in the programme. The programme covers the financial years of 2007, 2008 and 2009. The participants have been granted a bonus as well as options to purchase shares in the Company with no cash settlement option.

The bonus will be awarded based on TORM achieving a calculated ROIC (Return on Invested Capital) in each financial year compared to each year's budgeted ROIC. 75% of the achieved bonus will be paid in cash and 25% in shares, which the employees will own provided that they are still employed by the Company after a period of two years (restricted shares). The number of restricted shares granted to the employee will depend on the market price for the TORM shares when TORM's annual report for the grant year is published. The individual employee's share of the bonus will be based partly on the individual's salary and partly on the evaluation of the individual's performance.

Of the share options, 50% are granted with a fixed exercise price (standard options) and 50% are granted with an exercise price that is determined ultimately with the publication of TORM's annual report after a three-year period, i.e. for the grant for 2007, in March 2010. The exercise price is determined by the relative development in TORM's share price in relation to a defined peer group (peer group options). If the TORM share develops relatively better than the peer group, the share options will have a value.

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

Name	Number of Shares	Percentage of Class

Beltest Shipping Company Ltd.	23,409,100	32.2%

Menfield Navigation Company Limited	14,564,704	20.0%

A/S Dampskibsselskabet TORM's Understøttelsesfond, Denmark	4,556,880	6.3%

Beltest and its parent company, Ryder Holdings Inc., have filed a Schedule 13D with the SEC. Menfield Navigation Company Limited acquired 14,564,704 shares, or 20.0% of our outstanding shares during 2003, 2004 and 2005. A/S Dampskibsselskabet TORM's Understøttelsesfond's has filed a Schedule 13G with the SEC and its shareholding in TORM has not changed over the last four years.

Beltest Shipping Company Ltd., A/S Dampskibsselskabet TORM's Understøttelsesfond and Menfield Navigation Company Limited have given notices of their shareholdings to the Copenhagen Stock Exchange.

B.        Related party transactions.

The members of the Company's Board of Directors and Management, close members of the family to these persons and companies where these persons have control or exercise significant influence are considered as related parties with significant influence.

TORM has during the financial year paid USD 5.3 million to an entity owned by Beltest Shipping Company Limited under a time charter agreement. Furthermore, TORM has during the financial year paid USD 0.2 million for legal assistance to the law firm Bech-Bruun in which Mr. Niels Erik Nielsen, Chairman of the Board of Directors, is a practicing partner.

Management remuneration is disclosed in Note 4 to our consolidated financial statements.

C.        Interests of experts and counsel.

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 17.

DIVIDEND DISTRIBUTION POLICY

Under Danish law, we are permitted to distribute dividends from our surplus capital. Any decision to distribute dividends will be at the discretion of the Board of Directors and must be approved by the shareholders at our annual general meeting.  Our shareholders approved a dividend of DKK 4.0 corresponding to USD 0.8 for every DKK 5 share at the annual general meeting in 2009.

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

The average daily trading volume may not be indicative of actual trading volumes and liquidity. Please also refer to "Risk Factors - There may be no active public market for you to resell our ADSs." For the previous five full years:

DKK	2004	2005	2006	2007	2008
Low	48.44	110.99	116.50	172.00	55.00
High	124.55	180.77	201.75	239.75	183.00
Average Daily Volume	162,702	302,890	327,508	306,668	223,943
The offer and listing details are adjusted in accordance with the stock split as of May 23, 2007.

For the previous two full years and subsequent periods, by quarter:

2007	1st quarter	2nd quarter	3rd quarter	4th quarter
Low	176.50	191.25	187.25	172.00
High	195.75	219.25	236.50	239.75
Average Daily Volume	243,606	349,349	350,098	285,625

2008	1st quarter	2nd quarter	3rd quarter	4th quarter
Low	130.50	137.50	125.50	55.00
High	183.00	177.50	177.50	131.00
Average Daily Volume	252,369	258,748	172,080	216,942

For the previous six months:

	November	December	January	February	March	April
	2008	2008	2009	2009	2009	2009
Low	61.00	55.00	57.00	52.50	42.80	42.70
High	98.00	66.00	71.00	72.00	54.00	56.00
Average Daily Volume	142,518	161,713	156,024	176.571	154,349	230,685

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

USD	2004 (*)	2005	2006	2007	2008
Low	8.56	19.34	19.34	30,98	9.73
High	22.45	29,79	36.20	45.65	37.25
Average Daily Volume	29,678	28,426	6,274	14,506	31,699

The offer and listing details are adjusted in accordance with the share stock in May 2007.

For the previous two full years and subsequent periods, by quarter:

2007	1st quarter	2nd quarter	3rd quarter	4th quarter
Low	30.98	34,64	33.47	34.43
High	34.75	40.00	42.89	45.65
Average Daily Volume	8,357	5,323	16,528	27,712

2008	1st quarter	2nd quarter	3rd quarter	4th quarter
Low	27.52	29.09	23.79	9.73
High	35.47	37.25	34.67	24.80
Average Daily Volume	36,103	33,400	25,266	32,599

For each of the previous six months:

	November	December	January	February	March	April
	2008	2008	2009	2009	2009	2009
Low	9.73	10.06	9.96	8.95	7.75	7.79
High	17.37	12.51	12.87	12.55	9.34	9.99
Average Daily Volume	23,908	21,481	15,117	10,692	11,069	25,051

D.        Selling Shareholders

Not Applicable.

E.        Dilution

Not Applicable.

F.         Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.        Share capital.

Not Applicable.

B.        Memorandum and Articles of Association.

This section summarizes the material provisions of our Articles of Association, including rights of holders of our shares. The description is only a summary and does not describe everything that our Articles of Association contain. A copy of our Articles of Association was filed with the Securities and Exchange Commission on a Form 6-K filed on April 27, 2008 as Exhibit 1.

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

Our Articles of Association also contain the following provisions:

•	our Board of Directors shall receive a fixed stipend, which shall be set by the Board of Directors and approved by the shareholders during the annual general meeting;

•	any dividend payable to a shareholder which remains unclaimed after five years shall accrue to us;

•	each common share shall have the right to one vote;

•	directors are elected for four-year terms, after which they are entitled to be re-elected;

•	there are no redemption rights; and

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

NEWBUILDING CONTRACTS

As per April 30, 2009, We have entered into four contracts with Tsuneishi Zhoushan Shipyard, China, each for the construction of a Kamsarmax 82,100 dwt bulk carrier. Delivery of the bulk carriers is scheduled between December 2010 and May 2011. We have entered into 14 contracts with Guangzhou Shipyard, China, each for the construction of a Handymax 50,500 to 52,500 dwt product tanker, which are scheduled for delivery between June 2009 and September 2012.

LOAN AGREEMENTS AND CREDIT FACILITIES

On December 10, 2004, the Company has entered into a USD 570.0 million revolving credit facility with Danske Bank A/S and Danish Ship Finance to assist in the financing of 20 vessels in the TORM fleet. The interest rate is a variable rate based upon LIBOR. As security for our obligations under the debt instrument, we have granted to Danske Bank and Danish Ship Finance a first priority mortgage, registered over and against the 20 vessels. The loan is due to be repaid in 2014. Since April 2008 Danish Ship Finance has been the single mortgagee of this credit facility.

On March 1, 2005, the Company entered into a USD 161.3 million revolving credit facility with Import Export Bank of China to assist in the financing of five newbuildings. The interest rate is fixed based upon CIRR-rate. As security for our obligations under the debt instrument, we have granted to Nordea Bank Denmark and DVB Bank, who act as guarantors towards Import Export Bank of China for us, a first priority mortgage, registered over and against the five vessels. The loan is due to be repaid in 2013.

On December 23, 2005, TORM Singapore Pte. Ltd., a company wholly owned by TORM, entered into a USD 237.0 million loan agreement with The Hong Kong And Shanghai Banking Corporation Limited to assist in the financing of seven vessels in the TORM fleet. The interest rate is a variable rate based upon LIBOR. As security for our obligations under the debt instrument, we have granted to The Hong Kong And Shanghai Banking Corporation Limited a first priority mortgage, registered over and against the seven vessels.  The loan is due to be repaid in 2015.

On April 20, 2006, the Company entered into a USD 99.2 million revolving credit facility with Danske Bank A/S to assist in the financing of 2 vessels in the TORM fleet. The interest rate is a variable rate based upon LIBOR. As security for our obligations under the debt instrument, we have granted to Danske Bank a first priority mortgage, registered over and against the 2 vessels. The loan has been repaid in May 2009.

On December 22, 2006, the Company entered into a USD 500.0 million revolving credit facility with Nordea Bank Danmark A/S, Deutsche Bank AG, HSH Nordbank AG and Handelsbanken to assist in the financing of future vessels. The interest rate is a variable rate based upon LIBOR. As security for our obligations under the debt instrument, we have granted a first priority mortgage, registered over and against the relevant vessels. The loan is due to be repaid in 2016.

On April 17, 2007, the Company entered into a USD 700.0 million credit agreement with Danske Bank A/S and HSH Nordbank AG to enable the Company to jointly acquire OMI Corporation, a tanker corporation, in collaboration with Teekay Shipping Corporation. This credit agreement was repaid at April 25, 2008.

On April 8, 2008, TORM Singapore Pte. Ltd., a company wholly owned by TORM, entered into a USD 150.0 million loan agreement with DBS Bank Ltd and Bayerische Hypo- und Vereinsbank AG to assist in the financing of three vessels in the TORM fleet. The interest rate is a variable rate based upon LIBOR. As security for our obligations under the debt instrument, we have granted a first priority mortgage, registered over and against the three vessels.  The loan is due to be repaid in 2013.

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

No withholding tax is levied on dividends paid to a corporation which holds at least 10% of a company's shares, provided that the shareholder company (i) has held those shares for a minimum of one year during the time in which the dividends were paid (the one-year period could be met retrospectively) and (ii) is a resident in another EU country or in a country with which Denmark has entered into a taxation treaty which eliminates or reduces the withholding tax on dividends. However, according to Danish anti-avoidance rules, withholding tax may apply where Danish corporate shareholders have an intermediate company to avoid withholding tax.

Under the current income tax convention between Denmark and the United States, dividends on shares beneficially owned by U.S. holders who are eligible for treaty benefits are subject to an effective Danish withholding tax at the rate of 15%. The withholding tax rate is, according to Danish law, reduced to 0% if the beneficial owner of the dividends is a U.S. company, which holds directly at least 10% of the share capital of the company paying the dividends in a consecutive period of one year, during which the dividend is declared.
Denmark has entered into tax conventions reducing the withholding tax to the applicable convention rate for individual residents of the United States, Canada, Germany, Belgium, Luxembourg, Norway, Sweden, Ireland, Switzerland, Greece, The Netherlands and the United Kingdom. The regime does not entitle the investor to a lower withholding tax rate than the rate applicable according to the double taxation treaty, but reduces the withholding tax rate from the normal rate of 25% to the withholding tax rate that applies according to the relevant double taxation treaty.

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

The election is binding for a ten-year period and, accordingly, we will be covered by the tonnage tax system until 2010. A re-election of a new tonnage tax period (2011 – 2021) shall be made no later than 31 December 2010. If the tonnage tax regime is not re-elected it will not be possible to elect the tonnage tax regime before 2022.

Taxable income under the tonnage tax system is calculated using fixed rates per 100 net tons per day for the vessels. When calculating taxable income according to the tonnage tax system, no deductions or depreciation charges are allowed.

It is no longer uncertain whether activities in relation to management of pools of vessels owned by other shipping companies can or cannot be taxed according to the tonnage tax system, as EU has not approved that fees received for pool management are eligible for tonnage taxation. Such activities will be taxed in accordance with the ordinary Danish corporate tax legislation. Special rules apply in relation to the treatment of financial income/expenses.

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

Capital gains in connection with the sale of vessels – calculated for each vessel as the difference between the sales price and the acquisition price plus expenses incurred for improvement of the vessel – are tax exempt. Capital gains in connection with the sale of vessels acquired prior to January 1, 2007 are taxed in accordance with the normal tax legislation.

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

In accordance with Danish accounting principles, the provision for deferred tax that existed at the date of enactment was released to income in 2002, which was in accordance with shipping industry practice in Denmark. However, TORM changed its accounting policies in 2005 to comply with IFRS and in order to align the accounting under IFRS deferred tax assets and liabilities are recorded in the balance sheet. As at December 31, 2008, the Company carried a deferred tax liability of USD 55.1 million in the balance sheet. In 2008, the Company paid income taxes, including tonnage tax, of USD 4.2 million. The tonnage tax legislation is relatively new, and the guidance from the authorities is not detailed in every aspect. Accordingly, in connection with the preparation of our tax returns for 2001 to 2007, we made interpretations of the new tonnage tax legislation some of which have been challenged by the tax authorities. We agree in part to some of the alternative interpretations presented by the tax authorities whereas we do not agree to other of the alternative interpretations presented. The differences in interpretation primarily relate to whether certain income and expense items are taxable under the tonnage taxation scheme or the ordinary Danish corporate tax legislation. The tax authorities have concluded their assessment of the tax returns for 2001 to 2004 and proposed changes to the tax return for 2005. The assessments for 2006 to 2007 have not been completed. However, we have filed a complaint regarding the assessments for 2001 to 2004.

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

References in the following discussion to "we," "us" and "our" are to TORM A/S ("TORM") and its subsidiaries on a consolidated basis. For purposes of the discussion below, the U.S. Holders and Non-U.S. Holders of ADSs generally will be treated as the owners of the common stock of TORM represented by the ADSs.  In the following discussion, the United States Internal Revenue Service is referred to as the "IRS."

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

In respect of the ownership requirement, Section 883 provides a special publicly-traded rule applicable to both TORM and its subsidiaries. In the case of TORM, it will be exempted from having to satisfy the ownership requirement if its stock is considered to be "primarily and regularly traded on an established securities market" located in its country of organization, Denmark, in another qualified foreign country or in the United States, which we refer to as the "publicly-traded test." Furthermore, if TORM satisfies the publicly traded test, the stock of TORM's subsidiaries will be deemed to be owned by individual residents of Denmark and each of the subsidiaries will satisfy the ownership requirement.

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

For 2008, TORM's common stock satisfied these "regularly-traded" tests.  Furthermore, TORM has no reason to believe that this will not continue to be the case notwithstanding the ADS listing on the NASDAQ.

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

Based on its shareholdings during 2008, TORM believed it was subject to the 5% override rule of the final regulations. However, to the extent the override rule applies TORM intends to obtain from one of its 5% shareholders, and from each entity in the chain of ownership between such shareholder and TORM, ownership statements required by the final regulations to support such shareholder's status as a qualified shareholder for more than half the days of the calendar year 2008. If this ownership statement is obtained, TORM will be able to establish that the percentage ownership of TORM common shares owned by such 5% qualified shareholder for such period is such that the common share percentage owned by the remaining shareholders in the 5% closely-held group for such period falls below the 50% ownership threshold.  As a result, TORM would therefore qualify for the 5% closely-held exception. However, as of the date of this filing, TORM has not obtained this ownership statement and there is no certainty that TORM will be able to do so.

If the above ownership statement is obtained, both TORM and each subsidiary will be eligible to claim exemption from tax under Section 883 on their U.S. source shipping income earned during 2008.  However, if TORM is unable to obtain ownership statements from its 5% shareholders to establish that TORM and each subsidiary are not subject to the 5% override rule for 2008, then TORM and certain of its subsidiaries may not qualify for exemption under Section 883 and could be subject to United States federal income tax on their U.S. source shipping income unless they qualify for the benefits of the Treaty as described in more detail below.

The United States-Denmark Income Tax Treaty Exemption

Without regard to Section 883, we believe that TORM and each Danish subsidiary would qualify for exemption from U.S. federal income tax under Article 8 of the United States-Denmark Income Tax Treaty, which we refer to as the "Treaty."  TORM's non-Danish subsidiaries that earn U.S. source shipping income do not qualify for the benefits of the Treaty. Torm Singapore executed an election to be treated as a disregarded entity in United States effective January 1, 2008, and is not filing any income tax return in United States.

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

The Treaty conditions the eligibility of TORM and its Danish subsidiaries to claim exemption under Article 8 upon, among other things, TORM satisfying the publicly traded rule of the "treaty shopping" provisions of Article 22 (Limitation Of Benefits) of the Treaty.

The publicly traded rule provides that a Danish corporation such as TORM, as well as its Danish subsidiaries, will be entitled to the benefits of the Treaty if all of TORM's shares in the class or classes of stock representing more than 50% of the vote and value of its stock, which we refer to as the "50% vote/value test," are listed on a "recognized stock exchange" and are "substantially and regularly traded" on one or more recognized stock exchanges, which we refer to as the "substantially and regularly traded test." The term "recognized stock exchange" includes the Copenhagen Stock Exchange and the NASDAQ. The shares in a class of stock are considered to be "substantially and regularly traded" if (i) trades in such class are effected on one or more recognized stock exchanges other than in de minimis quantities during every quarter, and (ii) the aggregate number of shares of that class traded during the previous taxable year is at least 6% of the average number of shares outstanding in that class during that taxable year.

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

Taxation in Absence of Internal Revenue Code Section 883 Exemption or Treaty Exemption

4% Gross Basis Tax Regime. To the extent the benefits of Section 883 or the Treaty are unavailable, the U.S. source shipping income of TORM and its subsidiaries which is not considered to be "effectively connected" with the conduct of a U.S. trade or business as discussed below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without benefit of deductions.  Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income should never exceed 2% under the 4% gross basis tax regime.

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

State and Local Taxation.  TORM, because of its presence in United States in the State of Connecticut, has filed a Connecticut state income tax return for the year 2007 and paid a tax of USD 1,292.

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

Distributions. Subject to the discussion of passive foreign investment companies below, any distributions made by the ADS depository agent, or depository, with respect to our ADSs to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

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

Our ADSs will qualify as readily tradable on an established securities market because they are listed on the NASDAQ national market, which has been designated by the IRS as so qualifying.  Alternatively, as discussed above, we are eligible for the benefits of the Treaty and the IRS has issued guidance that the Treaty is satisfactory for this purpose.  Therefore, we believe that any dividends paid by us on our ADSs should be eligible for these preferential rates in the hands of a U.S. Individual Holder.  However, certain limitations may apply to any "extraordinary dividends" paid by us.  Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Holder.

Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder's tax basis in his ADSs on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividend received deduction with respect to any distributions they receive from us. Dividends paid with respect to the underlying common stock of each ADS will generally be treated as "passive category income" or, in the case of certain types of U.S. Holders, "general category  income," for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Sale, Exchange or other Disposition of ADSs.  Subject to the discussion of passive foreign investment companies below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our ADSs in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's adjusted tax basis in the ADSs. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period in the ADSs is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company for U.S. federal income tax purposes.  In general, we will be treated as a passive foreign investment company with respect to a U.S. Holder of our ADSs if, for any taxable year in which such holder held our ADSs, either:

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a passive foreign investment company with respect to any taxable year.  Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute active income from the performance of services rather than passive, rental income.  Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we were a passive foreign investment company.  We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes.  However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. In the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the IRS or a court could disagree with our position.  In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a QEF election. As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our ADSs, as discussed below.

If we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder would also be subject to special U.S. federal income tax rules in respect of such U.S. Holder's indirect interest in any of our subsidiaries that are also treated as passive foreign investment companies. Such a U.S. Holder would be permitted to make a QEF election in respect of any such subsidiary, so long as we timely provided the information necessary to such election, which we currently intend to do in such circumstances, but such a U.S. Holder would not be permitted to make a mark-to-market election in respect of such U.S. Holder's indirect interest in any such subsidiary. The application of the passive foreign investment company rules is complicated and U.S. Holders are encouraged to consult with their tax advisors regarding the application of such rules in their circumstances.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an Electing Holder, the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in the ADSs will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the ADSs and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our ADSs. A U.S. Holder would make a QEF election with respect to any year that our company is a passive foreign investment company by filing Internal Revenue Service Form 8621 with his U.S. federal income tax return. If we were aware that we were to be treated as a passive foreign investment company for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above. A U.S. Holder who is treated as constructively owning shares in any of our subsidiaries which are treated as passive foreign investment companies would be required to make a separate QEF election with respect to each such subsidiary.

Taxation of U.S. Holders Making a "Mark-to-Market" Election

Alternatively, if we were to be treated as a passive foreign investment company for any taxable year and our ADSs is treated as "marketable stock," as we believe is the case, a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our ADSs, provided the U.S. Holder completes and files Internal Revenue Service Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the ADSs at the end of the taxable year over such holder's adjusted tax basis in the ADSs. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the ADSs over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in his ADSs would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our ADSs would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the ADSs would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder. A mark-to-market election would likely not be available for any of our subsidiaries that are treated as passive foreign investment companies.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a Non-Electing Holder, would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our ADSs in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the ADSs), and (2) any gain realized on the sale, exchange or other disposition of our ADSs. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders' aggregate holding period for the ADSs;

•	the amount allocated to the current taxable year and any taxable year before we became a passive foreign investment company would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our ADSs. If a Non-Electing Holder who is an individual dies while owning our ADSs, such holder's successor generally would not receive a step-up in tax basis with respect to such stock.

U.S. Taxation of "Non-U.S. Holders"

A beneficial owner of an ADS that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder."

Distributions. Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our ADSs, unless the dividends are effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States or, if the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to those dividends, those dividends are attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

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

The sensitivity analyses in Note 24 in our consolidated financial statements shows the profit and loss impact for hypothetical changes in, respectively, foreign currency exchange rate, interest rates, bunker prices and freight rates. This method of analysis should not be considered a projection of likely future events and profits or losses. Actual results and market conditions in the future may be materially different from those projected and changes in the instruments held and in the financial and commercial markets in which we operate could cause losses to exceed the amounts projected.

On a limited scale and within the boundaries set out by the Board of Directors, the Company from time to time enters into FFA and bunker contracts as a supplement to the physical position in vessels.

The sensitivity analyses presented in Note 24 in our consolidated financial statements do not consider the effects that such adverse change may have on overall economic activity, nor do they consider additional actions management may take to mitigate its exposure to such changes. Actual results may differ. For an overview of the fair value of the derivative financial instruments please refer to Note 23.

Foreign Exchange Rate Risk

As TORM uses USD as presentational currency and most of the Company's transactions are denominated in USD, TORM only has limited transaction risk, which primarily relates to costs in DKK.

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

In order to manage this risk, we enter into forward contracts and currency options. Please refer to Note 24 in our consolidated financial statements for information relating to contracts entered into.

Interest Rate Risk

TORM's interest rate risk generally relates to its interest-bearing mortgage debt. All the Company's loans for financing vessels are denominated in USD, and most carry variable interest.

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

Please refer to Note 24 in our consolidated financial statements for information relating to contracts entered into.

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

Please refer to Note 24 in our consolidated financial statements for information relating to contracts entered into.

Freight Rate Risk

The majority of our tanker vessels are operated on spot voyage charters through our pools. To manage our exposure to fluctuations in the freight rates we may place certain of the pool's vessels on time charter or enter into Contracts of Affreightment (COA) or freight derivatives (FFA, synthetic T/C, profit split etc.). Our bulk vessels are primarily placed on time charters.

Please refer to Note 24 in our consolidated financial statements for information relating to contracts entered into.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

Part II

ITEM 13.        DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Neither we nor any of our subsidiaries have been subject to a material default in the payment of principal, interest, a sinking fund or purchase fund installment or any other material default that was not cured within 30 days. In addition, the payment of our dividends are not, and have not been, in arrears or have not been subject to a material delinquency that was not cured within 30 days.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF ROCEEDS

None.

ITEM 15.        CONTROLS AND PROCEDURES

a) Disclosure Controls and Procedures.

As of December 31, 2008, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Chairman and Chief Executive Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(e). Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the report it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the SEC rules and forms, and to ensure that information required to be disclosed by the Company in the report it files or submits under the Exchange Act is accumulated and communicated to the Company's management including its principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure.

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

TORM's Management assessed the effectiveness of the Group's internal control over financial reporting as of December 31, 2008. In making this assessment, they used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment and criteria, Management has concluded that, as of December 31, 2008, TORM Group's internal control over financial reporting is effective based on those criteria.

The effectiveness of internal control over financial reporting as of December 31, 2008 has been audited by Deloitte, Statsautoriseret Revisionsaktieselskab, Denmark, an independent registered public accounting firm, as stated in their report which is included in exhibit F2.

(c)        Attestation report of the registered public accounting firm.

Report of the independent registered public accounting firm

To the shareholders of TORM A/S

We have audited the internal control over financial reporting of TORM A/S and subsidiaries (the "Company") as at 31 December 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at 31 December, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended 31 December, 2008 of the Company and our report dated 25 June 2009 expressed an unqualified opinion on those consolidated financial statements.

Deloitte Statsautoriseret Revisionsaktieselskab

Copenhagen, Denmark

June 25, 2009

Deloitte Statsautoriseret Revisionsaktieselskab

d)         Changes in internal control over financial reporting.

There have been no significant changes in our internal controls or in other factors that could have significantly affected those controls in the current period, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

We have established an audit committee of the board of directors comprised of two independent members. In May 2009, the Board decided to expand the audit committee to comprise three independent members. The Board of directors has determined that Mr. Jesper Jarlbæk, an individual serving on the audit committee of our Board of directors since 18 May 2009, is an audit committee financial expert and is independent as defined in Item 16A of Form 20-F under the Securities Exchange Act of 1934, as amended.

ITEM 16B.     CODE OF ETHICS

During 2008 TORM established a Code of Ethics, or the Code, that applies to all of the Company's executive officers, including principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.  A copy of our code of ethics has been filed as an exhibit to this report.

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

The aggregate fee for audit and audit services provided by Deloitte to the Company in 2008 and 2007 were:

(in USD million)	2008	2007
Audit Fees	0.6	0.6
Audit-Related Fees	0.2	0.2
Tax Fees	0.2	0.0
All Other Fees	0.3	0.1
Total	1.3	0.9

            Audit Fees consist of fees for the audit of our financial statements, consents, and review of documents in connection with filings with the SEC and other statutory or regulatory filings.  Audit-Related Fees consist of fees, other than Audit Fees, for assurances and related services that are reasonably related to the performance of the audit and review of our financial statements.  Tax Fees consist of fees for services rendered for tax compliance, tax advice and tax planning.  All Other Fees consist of fees for all services other than audit, audit-related or tax-related services.

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

ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

None.

ITEM 16F.     CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 16G.     CORPORATE GOVERNANCE

Pursuant to an exemption for foreign private issuers, we are not required to comply with all of the corporate governance requirements of the Nasdaq Global Select Market, or Nasdaq, that are applicable to U.S. listed companies. As our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Kingdom of Denmark, we are exempt from many of Nasdaq's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, notification of material non-compliance with Nasdaq corporate governance practices and the establishment of an audit committee and a formal written audit committee charter. The practices that we follow in lieu of Nasdaq's corporate governance rules are described below.

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

Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards. Information about our corporate governance practices may also be found on our website, http://www.torm.com, under "Investor Relations/Corporate Governance."

Part III

ITEM 17.        FINANCIAL STATEMENTS

We specifically incorporate by reference in response to this item the report of the independent auditors, the consolidated audited financial statements and the accompanying notes, appearing on pages F-1 through F-58.

Non-GAAP measures

In this document we use the measures: equity ratio, net interest-bearing debt and invested capital. Although not GAAP measures, they are all commonly used financial measures according to the Danish Society of Financial Analysts.

Net interest-bearing debt

Net interest-bearing debt measures the net capital resources, which cause net interest expenditure and interest rate risk and which together with the equity are used to finance our investments. As such we believe that net interest-bearing debt is a relevant measure, which management uses to measure the overall development of our use of financing other than equity. Net interest-bearing debt is calculated as follows:

(in USD million)	2006	2007	2008
Mortgage debt and bank loans	694.9	1,653.5	1,718.2
Less Cash and cash equivalents	(33.0)	(104.9)	(168.3)
Equals Net interest-bearing debt	661.9	1,548.6	1,549.9

Invested capital

Invested capital measures the net investments used to achieve our operating profit. We believe that invested capital is a relevant measure that management uses to measure the overall development of the assets and liabilities generating our net profit. Invested capital is calculated as follows:

	2006	2007	2008
Intangible assets	0.0	96.7	91,6
Plus Tangible fixed assets	1,307.7	2,439.3	2,611.5
Plus Investments in jointly controlled entities	2,9	0,0	130.5
Plus Loans to jointly controlled entities	14,8	109.9	42.2
Plus Other financial assets	0.0	46.0	41.7
Plus Inventories	12.1	19.7	18.3
Plus Accounts receivable	75.5	131.1	206.9
Plus Non-current assets held for sale	0.0	0.0	0.0
Less Deferred tax	(62.8)	(55.6)	(55.1)
Less Acquired liabilities related to options on vessels	0.0	(31.6)	(10.7)
Less Acquired time charter contracts	0.0	(32.0)	(15.0)
Less Trade accounts payable	(18.7)	(42.6)	(48.9)
Less Current tax liabilities	(4.6)	(14.5)	(9.7)
Less Other liabilities	(26.0)	(44.1)	(179.8)
Less Deferred income	(1.1)	(3.9)	(0.9)
Equals Invested capital	1,299.8	2,618.4	2,822.6

ITEM 18.        FINANCIAL STATEMENTS

Not Applicable.

TORM AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Income Statements for the years ended December 31, 2006, 2007 and 2008	F-3
Consolidated Balance Sheets as of December 31, 2007 and 2008	F-4
Consolidated Statements of Changes in Shareholders' Equity for the years ended
December 31, 2006, 2007 and 2008	F-7
Consolidated Statements of Cash Flow for the years ended December 31, 2006, 2007 and 2008	F-10
Notes to Consolidated Financial Statements	F-11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO THE SHAREHOLDERS OF TORM A/S

We have audited the accompanying consolidated balance sheets of Torm A/S and subsidiaries (the "Company") as at 31 December 2008 and 2007 and the related consolidated income statements, consolidated statements of changes in equity, and consolidated cash flow statements for each of the three years in the period ended 31 December 2008. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Torm A/S as at 31 December 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2008, in conformity with International Financial Reporting Standards ("IFRS") as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board ("IASB").

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as at 31 December 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 25 June 2009 expressed, an unqualified opinion on the Company's internal control over financial reporting.

June 25, 2009

Deloitte Statsautoriseret Revisionsaktieselskab
Copenhagen, Denmark

TORM AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
For The Years Ended December 31, 2006, 2007 and 2008
(EXPRESSED IN THOUSANDS OF USD)

	Note	2006	2007	2008
Revenue		603,717	773,612	1,183,594
Port expenses, bunkers and commissions		(150,364)	(172,182)	(264,050)
Freight and bunkers derivatives		620	2,894	(13,586)

Time charter equivalent earnings		453,973	604,324	905,958

Charter hire		(106,329)	(154,852)	(193,829)
Operating expenses	4	(77,624)	(115,547)	(174,333)

Gross profit (Net earnings from shipping activities)	3	270,020	333,925	537,796

Profit from sale of vessels		54,362	0	82,813
Administrative expenses	4, 5	(34,470)	(54,960)	(89,906)
Other operating income		10,013	15,167	14,493
Share of results of jointly controlled entities	27	1,199	(6,058)	27,122
Depreciation and impairment losses	7,8	(58,914)	(89,083)	(126,068)

Operating profit		242,210	198,991	446,250

Financial income	9	39,339	681,088	16,175
Financial expenses	9	(40,514)	(75,871)	(102,354)

Profit before tax		241,035	804,208	360,071

Tax expenses	12	(6,523)	(12,531)	1,279

Net profit for the year		234,512	791,677	361,350

	Note	2006	2007	2008
Earnings per share (USD) *)	28	3.4	11.4	5.2
Earnings per share (DKK) **)		20.1	62.3	26.6
Diluted earnings per share (USD)	28	3.4	11.4	5.2
Diluted earnings per share (DKK) **)		20.1	62.1	26.5

*)   The comparative figures are restated to reflect the change in the denomination of the Company's shares from
      DKK 10 per share to DKK 5 in May 2007.
**) Calculated from USD to DKK at the average USD/DKK exchange rate for the relevant period.

The accompanying notes are an integrated part of these financial statements.

TORM AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2007 and 2008
(Expressed in thousands of USD)

	Note	2007	2008
ASSETS
NON-CURRENT ASSETS

Intangible assets
Goodwill		89,184	89,184
Other intangible assets		7,481	2,451

	7	96,665	91,635

Tangible fixed assets
Land and buildings		4,169	3,713
Vessels and capitalized dry-docking	17	2,169,832	2,325,863
Prepayments on vessels		259,454	272,731
Other plant and operating equipment		5,884	9,214

	8	2,439,339	2,611,521

Financial fixed assets
Investments in jointly controlled entities	27	0	130,468
Loans to jointly controlled entities		109,974	42,158
Other investments	6	11,029	6,387
Other financial assets	23	46,000	31,002

		167,003	210,015

Total non-current assets		2,703,007	2,913,171

CURRENT ASSETS
Inventories of bunkers		19,726	18,302
Freight receivables, etc.	10	89,932	120,166
Other receivables	11	36,966	72,013
Other financial assets	23	0	10,700
Prepayments		4,240	14,684
Cash and cash equivalent		104,983	168,317

Total current assets		255,847	404,182

TOTAL ASSETS		2,958,854	3,317,353

The accompanying notes are an integrated part of these financial statements.

TORM AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (continued)
As of December 31, 2007 and 2008
(EXPRESSED IN THOUSANDS OF USD)

	Note	2007	2008
SHAREHOLDERS' EQUITY AND LIABILITIES
SHAREHOLDERS' EQUITY
Common shares	13	61,098	61,098
Treasury shares	13	(18,118)	(18,118)
Revaluation reserves		7,268	(106)
Retained profit		953,656	1,209,540
Proposed dividend		64,548	55,100
Hedging reserves		8,664	(32,637)
Translation reserves		4,114	4,072

Total shareholders' equity		1,081,230	1,278,949

LIABILITIES
Non-current liabilities
Deferred tax liability	12	55,588	55,117
Mortgage debt and bank loans	15,17	884,579	1,505,797
Acquired liabilities related to options on vessels	23	31,642	10,672
Acquired time charter contracts	22	14,654	3,864

Total non-current liabilities		986,463	1,575,450

Current liabilities
Mortgage debt and bank loans	15,17	768,759	212,368
Trade payables		42,591	48,960
Current tax liabilities		14,471	9,709
Other liabilities	16	44,073	179,823
Acquired time charter contracts	22	17,378	11,150
Deferred income	14	3,889	944

Total current liabilities		891,161	462,954

Total liabilities		1,877,624	2,038,404

Total shareholders' equity and liabilities		2,958,854	3,317,353

Accounting policies	1-2
Collateral security	17
Guarantee and contingent liabilities	18
Contractual liabilities	19
Time charter contracts	20
Purchase options on vessels	21
Acquired time charter contracts	22
Derivative financial instruments	23
Financial and commercial risks	24
Financial instruments	25
Related party transactions	26
Entities in the Group	27
Earnings per share	28
Appropriation on net profit for the year incl. proposed dividend	29
Cash flows	30
Acquisition of companies	31

The accompanying notes are an integrated part of these financial statements.

TORM AND SUBSIDIARIES
Consolidated statements of changes in shareholders' equity
As of December 31, 2006, 2007 and 2008
(Expressed in millions of USD)

					Gains/losses recognized directly in equity
	Common shares	Treasury Shares	Retained profit	Proposed dividends	Revaluation reserve	Hedging reserves	Trans-lation reserves	Total

SHAREHOLDERS' EQUITY

Balance at January 1, 2006	61.1	(7.7)	415.3	132.4	296.4	3.3	3.9	904.7

Changes in equity 2006:
Exchange rate adjustment arising on translation of entities using a measurement currency different from USD							0.1	0.1
Reversal of deferred gain/loss on hedge instruments at the beginning of the year						(3.3)		(3.3)
Deferred gain/loss on hedge instruments at year-end						5.6		5.6
Reversal of fair value adjustment on available for sale investments at the beginning of the year					(296.4)			(296.4)
Fair value adjustment on available for sale investments at year-end					579.8			579.4
Net gains/losses recognized directly in equity	0.0	0.0	0.0	0.0	283.4	2.3	0.1	285.8
Profit for the year			234.5					234.5
Total recognized income/(expenses) for the year	0.0	0.0	234.5	0.0	283.4	2.3	0.1	520.3
Purchase of treasury shares, cost		(10.4)						(10.4)
Disposal of treasury shares, cost		0.0						0.0
Dividends paid				(140.1)				(140.1)
Dividends paid on treasury shares			5.9					5.9
Exchange rate adjustment on dividends paid			(7.7)	7.7				0.0
Exercise of share options			0.4					0.4
Proposed dividend for the financial year			(73.9)	73.9				0.0
Total changes in equity 2006	0.0	(10.4)	159.2	(58.5)	283.4	2.3	0.1	376.1

Equity at December 31, 2006	61.1	(18.1)	574.5	73.9	579.8	5.6	4.0	1,280.8

Changes in equity 2007:
Exchange rate adjustment arising on translation of entities using a measurement currency different from USD							0.1	0.1
Reversal of deferred gain/loss on hedge instruments at the beginning of the year						(5.6)		(5.6)
Deferred gain/loss on hedge instruments at year-end						8.7		8.7
Fair value adjustment on available for sale investments					70.8			70.8
Transfer to profit or loss on sale of available for sale investments					(643.3)			(643.3)
Net gains/losses recognized directly in equity	0.0	0.0	0.0	0.0	(572.5)	3.1	0.1	(569.3)
Profit for the year			791.7					791.7
Total recognized income/(expenses) for the year	0.0	0.0	791.7	0.0	(572.5)	3.1	0.1	222.4
Extraordinary dividends paid			(369.3)					(369.3)
Extraordinary dividends paid on treasury shares			18.0					18.0
Dividends paid				(76.4)				(76.4)
Dividends paid on treasury shares			3.7					3.7
Exchange rate adjustment on dividends paid			(2.5)	2.5				0.0
Share-based compensation			2.0					2.0
Proposed dividend for the financial year			(64.5)	64.5				0.0
Total changes in equity 2007	0.0	0.0	379.1	(9.4)	(572.5)	3.1	0.1	(199.6)

Equity at December 31, 2007	61.1	(18.1)	953.6	64.5	7.3	8.7	4.1	1,081.2

Changes in equity 2008:
Exchange rate adjustment arising on translation of entities using a measurement currency different from USD							0.0	0.0
Reversal of deferred gain/loss on hedge instruments at the beginning of the year						(8.7)		(8.7)
Deferred gain/loss on hedge instruments at year-end						(32.7)		(32.7)
Fair value adjustment on available for sale investments					(4.8)			(4.8)
Transfer to profit or loss on sale of available for sale investments					(2.6)			(2.6)
Net gains/losses recognized directly in equity	0.0	0.0	0.0	0.0	(7.4)	(41.4)	0.0	(48.8)
Profit for the year			361.4					361.4
Total recognized income/(expenses) for the year	0.0	0.0	361.4	0.0	(7.4)	(41.4)	0.0	312.6
Extraordinary dividends paid			(61.5)					(61.5)
Extraordinary dividends paid on treasury shares			3.0					3.0
Dividends paid				(68.6)				(68.6)
Dividends paid on treasury shares			3.3					3.3
Exchange rate adjustment on dividends paid			(4.1)	4.1				0.0
Share-based compensation			8.9					8.9
Proposed dividend for the financial year			(55.1)	55.1				0.0
Total changes in equity 2008	0.0	0.0	255.9	(9.4)	(7.4)	(41.4)	0.0	(197.7)

Equity at December 31, 2008	61.1	(18.1)	1,209.5	55.1	(0.1)	(32.7)	4.1	1,278.9
The accompanying notes are an integrated part of these financial statements.

TORM AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Expressed in thousands of USD)

	Note	2006	2007	2008
CASH FLOW FROM OPERATING ACTIVITIES
Net profit for the year		234,512	791,677	361,350

Reversal tax expenses		(6,547)	12,531	(1,279)
Reversal of financial income and expenses		1,047	(605,217)	86,179
Reversal of profit from sale of vessels		(54,362)	0	(82,813)
Reversal of depreciation and impairment losses		58,915	89,083	126,067
Reversal of share of results of jointly controlled entities		(1,199)	6,057	(27,122)
Reversal of other non-cash movements	30	6,235	2,888	(7,786)

Dividends received		26,401	1,317	1,337
Dividends received		0	2,600	3,930
Interest received and exchange rate gains		9,964	19,852	13,439
Interest paid		(40,729)	(70,833)	(84,332)
Income taxes paid		(3,018)	(9,539)	(4,199)
Change in bunkers, accounts receivables and payables		(13,022)	(52,456)	(78)

Net cash inflow/(outflow) from operating activities		231,396	187,960	384,693

CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets		(246,348)	(252,233)	(377,786)
Investment in equity interests and securities		(550)	0	(133,917)
Loans to jointly controlled entities		(15,823)	(31,271)	69,589
Payments of liability related to options on vessels		0	0	(6,719)
Acquisition of enterprises and activities	31	0	(810,159)	0
Sale of equity interests and securities		241	736,686	17,365
Sale of non-current assets		144,550	194	169,067

Net cash outflow from investing activities		(117,930)	(356,783)	(262,401)

CASH FLOW FROM FINANCING ACTIVITIES
Borrowing, mortgage debt and other financial liabilities		162,096	1,807,911	1,020,699
Repayment/redemption, mortgage debt		(256,143)	(1,141,753)	(955,872)
Dividends paid		(134,140)	(423,950)	(123,785)
Purchase/disposal of treasury shares		(10,410)	0	0

Cash inflow/(outflow) from financing activities		(238,597)	242,208	(58,958)

Net cash inflow/(outflow) from operating,
investing and financing activities		(125,131)	73,385	63,334

Cash and cash equivalents, at January 1		156,728	31,598	104,983

Cash and cash equivalents, at December 31		31,597	104,983	168,317
Of which used as collateral		0	0	0

		31,597	104,983	168,317

The accompanying notes are an integrated part of these financial statements.

TORM AND SUBSIDIARIES - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008

NOTE 1

ACCOUNTING POLICIES

The annual report has been prepared in accordance with the International Financial Reporting Standards as adopted by the EU and the disclosure requirements for Danish listed companies' financial reporting.

The annual report also complies with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The financial statements are prepared in accordance with the historical cost convention except where fair value accounting is specifically required by IFRS.

The functional currency in all major entities is USD, and the Company applies USD as presentation currency in the preparation of financial statements.

CHANGES IN ACCOUNTING POLICIES AND PRESENTATION

TORM has implemented the following standards, changes to standards and interpretations in the annual report for 2008:

•
Amendment to IFRS 2 "Share-based payment: Vesting conditions and cancellations." The amendment clarifies the treatment regarding vesting conditions and cancellation of granted equity instruments. TORM's treatment is in line with the clarifications and the change has therefore not affected the accounting policies.

•	Amendment to IAS 39 and IFRS 7: "Reclassification of financial instruments." The change is not relevant for TORM.
•	Interpretation guideline to IAS 19, IFRIC 14 "The limit on a defined benefit asset, minimum funding requirement and their interaction." The interpretation is not relevant for TORM.

The Company has changed its accounting policy for the recognition of investments in joint ventures so that these are recognized according to the equity method. Previously, joint ventures were recognized on a pro rata basis. The change in accounting policy is due to the fact that the Company finds it inappropriate to aggregate the items of joint ventures with items of entities that form an integral part of the Company's activities. The policy change has no effect on the income statement or on equity, but the profit for the year of joint ventures and the investment in these are presented in a single line item in the income statement and the balance sheet, respectively.

As a result of the change in accounting policy the operating profit and net cash flows for 2007 were reduced by USD 5.9 million and USD 11.6 million, respectively, and invested capital as defined in Item 17 at 31 December 2007 was increased by USD 12.5 million.

ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

IASB has issued the following changes to standards and interpretations which have not yet been adopted:

•	Amendment to IAS 1 "Presentation of Financial Statements." The most notable changes in comparison to the current version of IAS 1 are:

•
A requirement that "comprehensive income" is presented either in a single statement or in two statements (an income statement and a statement of comprehensive income, in which net profit for the year is included in one line). The statement of changes in equity can no longer include elements of comprehensive income, but only the total of this statement.

•
When changes in accounting policies or restatements have occurred, a statement of financial position (balance sheet) at the beginning of the comparative period is presented (i.e. two years' comparative figures).

•	A requirement for information regarding the tax effect of each item in "other comprehensive income."

•	A requirement of disclosure of amounts, which are reclassified from other comprehensive income to net profit for the year ("recycling").

•	The terminology regarding the financial statements in accordance with IFRS is changed.

•	Amendment to IAS 23 "Borrowing Costs." The changes to IAS 23 will not significantly affect the financial statements.

•           IFRIC 13 "Customer Loyalty programmes." The interpretation is not relevant for TORM.

•	Amendment to IFRS 7 "Financial Instruments: Disclosures" The changes will not significantly affect the financial statements.

•	Amendment to IAS 39 "Financial Instruments: Recognition and measurement". The changes will not significantly affect the financial statements.

•	Amendment to IFRIC 9 "Reassessment of Embedded Derivatives". The changes will not significantly affect the financial statements.

•
In addition, IASB has issued a number of smaller changes and clarifications during 2008 as part of the improvement project, including changes to IFRS 5, IAS 18, IAS 20 and IAS 40. The changes are not expected to have any significant impact on the financial statements.

TORM will implement these changes and interpretations when they become effective in 2009. The implementation of IAS 1 will change the presentation of the financial statements.

Furthermore, IASB has issued the following standards, changes to standards and interpretations which become effective on or after 1 January 2009 but have not yet been adopted by the EU:
•	Revised IFRS 1 "First time adoption,"
•	Revised IFRS 3 "Business Combinations,"
•	Amendment to IAS 27 "Consolidated and separate financial statements,"
•	Amendment to IAS 39 "Financial instruments: Recognition and measurement." "Eligible hedged items" and "Reclassification of financial assets: Effective date and transition,"
•	IFRIC 12 "Service concession arrangements,", adopted March 25, 2009
•	IFRIC 15 "Agreements for the construction of real estate,"
•	IFRIC 16 "Hedges of a net investment in a foreign operation,"
•	IFRIC 17 "Distributions of non-cash assets to owners"
•	IFRIC 18 "Transfer of assets from customers"

TORM expects that the implementation of these standards, changes to standards and interpretations will not materially affect the Company's financial statements.

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

The pools are regarded as jointly controlled operations, and the Company's share of the income statement and balance sheet in the respective pools is accounted for by recognizing a proportional share, based on participation in the pool, combining items of uniform nature. The Company's share of the revenues in the pools is primarily dependent on the number of days the Company's vessels have been available for the pools in relation to the total available pool earning days during the period.

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

Cross-over voyages

Revenue is recognized upon delivery of service in accordance with the terms and conditions of the charter parties. For cross-over voyages (voyages in progress at the end of a reporting period) the uncertainty and the dependence on estimates are greater than for concluded voyages. The Company recognizes a percentage of the estimated revenue for the voyage equal to the percentage of the estimated duration of the voyage completed on the balance sheet date. The estimate of revenue is based on the expected duration and destination of the voyage. Voyage expenses are recognized as incurred. When recognizing net revenue, there is a risk that the actual number of days it takes to complete the voyage will differ from the estimate, and for time charter parties a lower day rate may have been agreed for additional days. The contract for a single voyage may state several alternative destination ports. The destination port may change during the voyage, and the rate may vary depending on the destination port. Changes to the estimated duration of the voyage as well as changing destinations and weather conditions will affect the voyage expenses.

Demurrage revenues

Freight contracts contain conditions regarding the amount of time available for loading and discharging of the vessel. If these conditions are breached, TORM is compensated for the additional time incurred in the form of a demurrage revenue. Demurrage revenues are recognized upon delivery of service in accordance with the terms and conditions of the charter parties. Upon completion of the voyage, the Company assesses the time spent in port, and a demurrage claim based on the relevant contractual conditions is submitted to the charterers. The claim will often be met by counterclaims due to differences in the interpretation of the agreement compared to the actual circumstances of the additional time used. Based on previous experience, 95% of the demurrage claim submitted is recognized as demurrage revenue. The Company receives the demurrage payment upon reaching final agreement of the amount, which on average is approximately 100 days after the original demurrage claim was submitted. If the Group accepts a reduction of more than 5% of the original claim, or if the charterer is not able to pay, demurrage revenue will be affected.

Vessels

Vessels are measured at cost less accumulated depreciation and accumulated impairment losses. Cost comprises acquisition cost and costs directly related to the acquisition up until the time when the asset is ready for use including interest expenses incurred during the period of construction, based on the loans obtained for the vessels. All major components of vessels except for dry-docking costs are depreciated on a straight-line basis to the estimated residual value over their estimated useful lives, which TORM estimates to be 25 years. The Company considers that a 25-year depreciable life is consistent with that used by other shipowners with comparable tonnage. Depreciation is based on cost less the estimated residual value. Residual value is estimated as the lightweight tonnage of each vessel multiplied by scrap value per ton. The useful life and the residual value of the vessels are reviewed at least at each financial year-end based on market conditions, regulatory requirements and the Company's business plans. The Company also evaluates the carrying amounts to determine if events have occurred that indicate impairment and would require a modification of their carrying amounts. Prepayment on vessels is measured at costs incurred.

Dry-docking

The vessels are required to undergo planned dry-dockings for replacement of certain components, major repairs and maintenance of other components, which cannot be carried out while the vessels are operating, approximately every 30 and 60 months depending on the nature of work and external requirements. These dry-docking costs are capitalized and depreciated on a straight-line basis over the estimated period until the next dry-docking. The residual value of such components is estimated at nil. The useful life of the dry-docking costs are reviewed at least at each financial year-end based on market conditions, regulatory requirements and TORM 's business plans.

A portion of the cost of acquiring a new vessel is allocated to the components expected to be replaced or refurbished at the next dry-docking. Depreciation hereof is carried over the period until the next dry-docking. For newbuildings, the initial dry-docking asset is estimated based on the expected costs related to the first-coming dry-docking, which is again based on experience and past history of similar vessels. For second-hand vessels, a dry-docking asset is also segregated and capitalized separately, however, taking into account the normal docking intervals in the Company.

At subsequent dry-dockings the costs comprise the actual costs incurred at the dry-docking yard. Dry docking costs may include the cost of hiring crews to effect replacements and repairs and the cost of parts and materials used, cost of travel, lodging and supervision of Company personnel and the cost of hiring third-party personnel to oversee a dry-docking. Dry-docking activities include, but are not limited to, the inspection, service on turbocharger, replacement of shaft seals, service on boiler, replacement of hull anodes, applying of antifouling and hull paint, steel repairs and refurbishment and replacement of other parts of the vessel.

Deferred tax

All significant Danish entities within the Group entered the Danish tonnage taxation scheme for a binding 10-year period with effect from 1 January 2001 and have filed tax returns for the fiscal years 2001 to 2007. Under the Danish tonnage taxation scheme, taxable income is not calculated on the basis of income and expenses as under the normal corporate taxation. Instead, taxable income is calculated with reference to the tonnage used during the year. The taxable income for a company for a given period is calculated as the sum of the taxable income under the tonnage taxation scheme and the taxable income from the activities that are not covered by the tonnage taxation scheme made up in accordance with the ordinary Danish corporate tax system.

If the entities' participation in the Danish tonnage taxation scheme is abandoned, or if the entities' level of investment and activity is significantly reduced, a deferred tax liability will become payable. A deferred tax liability is recognized in the balance sheet at each period end and is accounted for using the balance sheet liability method. The deferred tax liability relating to the vessels is measured on the basis of the difference between the tax value of the vessels at the date of entry into the tonnage taxation scheme and the lower of the cost and the realized or realizable sales value of the vessels.

OTHER ACCOUNTING POLICIES

Consolidation principles

The consolidated financial statements comprise the financial statements of the Parent Company TORM A/S and its subsidiaries, i.e. the entities in which the Parent Company, directly or indirectly, holds the majority of the votes or otherwise has a controlling interest.

Entities in which the Group exercises significant but not controlling influence are regarded as associated companies and are recognized using the equity method.

Companies which are by agreement managed jointly with one or more other companies and therefore subject to joint control (jointly controlled entities) are accounted for using the equity method.

The consolidated financial statements are prepared on the basis of the financial statements of the Parent Company, its subsidiaries and proportionately consolidated activities by combining items of a uniform nature and eliminating inter-company transactions, balances and shareholdings as well as realized and unrealized gains and losses on transaction between the consolidated companies. The financial statements used for consolidation purposes are prepared in accordance with the Company's accounting policies.

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

Business combinations are accounted for by applying the purchase method, whereby the acquired entities' identifiable assets, liabilities and contingent liabilities are measured at fair value at the acquisition date. Restructuring costs are only recognized in the acquisition balance sheet to the extent that they constitute an obligation for the acquired entity. The tax effect of the revaluation activities is also taken into account. The cost of a business combination is measured as the fair value of the consideration paid and the costs directly attributable to the business combination.

The excess (goodwill) of the cost of the business combination over the fair value of the acquired assets, liabilities and contingent liabilities is recognized as an asset under intangible assets and is tested for impairment at least once every year. If the carrying amount of the asset exceeds the recoverable amount of the asset, it should be reduced to the lower recoverable amount.

If the fair value of the acquired assets, liabilities and contingent liabilities exceeds the cost of the business combination, the identification of assets and liabilities and the processes of measuring the fair value of the assets and liabilities and the cost of the business combination are reassessed. If the fair value of the business combination continues to exceed the cost, the resulting gain is recognized in the income statement.

Foreign currencies

The functional currency of all significant entities including subsidiaries and associated companies is USD, because the Company's vessels operate in international shipping markets, in which revenues and expenses are settled in USD, and the Company's most significant assets and liabilities in the form of vessels and related financial liabilities are in USD. Transactions in currencies other than the functional currency are translated into the functional currency at the date of the transactions. Cash, accounts receivable and payable and other monetary items denominated in currencies other than the functional currency are translated into the functional currency at the exchange rate prevailing at the balance sheet date. Gains or losses due to differences between the exchange rate at the transaction date and the exchange rate at the settlement date or the balance sheet date are recognized in the income statement under "Financial income and expenses."

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

Derivative financial instruments

Derivative financial instruments, primarily interest rate swaps, forward currency exchange contracts, forward freight agreements and forward contracts regarding bunker purchases, are entered to hedge future committed or anticipated transactions. TORM applies hedge accounting under the specific rules for cash flow hedges when allowed and appropriate. In addition, TORM takes limited positions in forward freight agreements as a supplement to the Company's physical positions in vessels, which are not entered for hedge purposes.

Derivative financial instruments are initially recognized in the balance sheet at cost and are subsequently measured at their fair value as other receivables or other liabilities respectively.

Changes in fair value of derivative financial instruments, which are designated as cash flow hedges and deemed to be effective, are recognized directly in equity under "Hedging reserves." When the hedged transaction is recognized in the income statement, the cumulative value adjustment recognized in equity is transferred to the income statement and included in the same line as the hedged transaction. Changes in fair value of a portion of a hedge deemed to be ineffective are recognized in the income statement.

Changes in fair value of derivative financial instruments that are not designated as hedges are recognized in the income statement. While effectively reducing cash flow risk in accordance with the risk management policy of the Company, interest rate swaps with cap features and certain forward freight agreements and forward contracts regarding bunker purchases do not qualify for hedge accounting. Changes in fair value of these derivate financial instruments are therefore recognized in the income statement under "Financial expenses" for interest rate swaps with cap features and under "Freight and bunkers derivatives" for forward freight agreements and forward bunker contracts. Changes in fair value of forward freight agreements, which are not entered for hedge purposes, are also recognized under "Freight and bunkers derivatives."

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

Not-allocated items primarily comprise assets and liabilities as well as revenues and expenses relating to the Company's administrative functions and investment activities, including cash and bank balances, interest-bearing debt, income tax, deferred tax, etc.

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

Share-based compensation

The Management and all land-based employees and officers employed on permanent contracts (apart from trainees, apprentices and cadets) that are directly employed by A/S Dampskibsselskabet TORM participate in an incentive scheme, which includes grant of shares and share options. The scheme does not provide the choices of cash settlement instead of shares. The fair value of the shares and share options granted under the scheme is measured at the grant date and is recognized in the income statement as a personnel expense under administrative expenses and operating costs over the vesting period. The counter item is recognized in equity. The fair value is measured based on the Black-Scholes and the Monte Carlo models.

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

Agreements to charter out vessels, where substantially all the risks and rewards of ownership are transferred to the lessee, are classified as finance leases, and an amount equal to the net investment in the lease is recognized and presented in the balance sheet as a receivable. The carrying amount of the vessel is de-recognized and any gain or loss on disposal is recognized in the income statement.

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

A gain related to a sale and leaseback transaction resulting in an operating lease is recognized in the income statement immediately, provided the transaction is agreed on market terms or the sales price is lower than the fair value. If the sales price exceeds the fair value, the difference between the sales price and the fair value is deferred and amortized in proportion to the lease payments over the life of the lease. A loss related to a sale and leaseback transaction resulting in an operating lease is recognized in the income statement at the date of transaction except if the loss is compensated by future lease payments below fair value, it is deferred and amortized in proportion to the lease payments over the life of the lease.

INCOME STATEMENT

Revenue

Income, including revenue, is recognized in the income statement when:

•           the income-creating activities have been carried out on the basis of a binding agreement,
•           the income can be measured reliably,
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

Tax
In Denmark, TORM A/S is jointly taxed with its Danish subsidiaries. The Parent Company provides for and pays the aggregate Danish tax of the taxable income of these companies, but recovers the relevant portion of the taxes paid from the subsidiaries based on each entity's portion of the aggregate taxable income. Tax expenses include the expected tax including tonnage tax of the taxable income for the year for the Group, adjustments relating to previous years and the change in deferred tax for the year. However, tax relating to items posted in equity is posted directly in equity.

BALANCE SHEET

Goodwill

Goodwill is measured as the excess of the cost of the business combination over the fair value of the acquired assets, liabilities and contingent liabilities and is recognized as an asset under intangible assets. Goodwill is not amortized, but is tested at least once every year for impairment. If the carrying amount of the asset exceeds its recoverable amount, the assets carrying amount is reduced to the lower recoverable amount. Goodwill is for impairment testing purposes allocated to those cash-generating units, to which it relates.

Other intangible assets

Other intangible assets were acquired in connection with the acquisition of OMI and are amortized over their useful lives, which vary from one to 15 years.

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

Investments in jointly controlled entities

Investments in jointly controlled entities comprise investments in companies which are by agreement managed jointly with one or more other companies and therefore subject to joint control and are measured at equity value.

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
•           Held-to-maturity investments.
•           Loans and receivables.
•           Available-for-sale financial assets.

Other investments

Other investments comprise shares in other companies and are classified as available-for-sale. Listed shares are measured at the market value at the balance sheet date, and unlisted shares are measured at estimated fair value. Unrealized gains and losses resulting from changes in fair value of shares are recognized in equity. Realized gains and losses resulting from sales of shares are recognized as financial income and expenses in the income statement. The cumulative value adjustment recognized in equity is transferred to the income statement when the shares are sold. Dividends on shares in other companies are recognized as income in the period in which they are declared.

Other investments are presented as non-current unless Management intends to dispose of the investments within 12 months of the balance sheet date.

Other financial assets

Other financial assets comprise TORM's rights to a share of the gain on purchase options on vessels, which were acquired as part of the acquisition of OMI and are classified as derivative financial instruments. The rights are measured and recognized at fair value and the change for the period is recognized in the income statement under financial income or expenses.

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

Impairment of assets

Non-current assets are reviewed to determine any indication of impairment. In case of such indication, the recoverable amount of the asset is estimated as the higher of the asset's net selling price and its value in use. If this amount is less than the carrying amount of the asset, the carrying amount is reduced to the recoverable amount. The impairment loss is recognized immediately in the income statement.

For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). For vessels, the two cash-generating units of the Company are the Tanker Division and the Bulk Division.

Bunkers

Bunkers and lubricants are stated at the lower of cost and net realizable value. The cost is determined by the FIFO method and includes expenditures incurred in acquiring the bunkers and lubricants and delivery cost less discounts.

Treasury shares

Treasury shares are recognized as a separate component of equity at cost. Upon subsequent disposal of treasury shares, any consideration is also recognized directly in equity.

Dividend

Dividend is recognized as a liability at the time of declaration at the Annual General Meeting. Dividend proposed for the year is moved from "Retained profit" and presented as a separate component of equity.

Provisions

Provisions are recognized when the Company has a legal or constructive obligation as a result of past events and it is probable that it will lead to an outflow of resources that can be reliably estimated. Provisions are measured at the estimated ultimate liability that is expected to arise, taking into account the time value of money.

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

Cash flow statement

The cash flow statement shows the Company's cash flows and cash and cash equivalents at the beginning and the end of the period.

Cash flow from operating activities is presented indirectly and is based on net profit for the year adjusted for tax expenses, financial income and expenses, profit from sale of vessels, non-cash operating items, changes in working capital, income tax paid, dividends received and interest paid/received.

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

NOTE 2

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements in conformity with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are affected by the way TORM applies its accounting policies. An accounting estimate is considered critical if the estimate requires Management to make assumptions about matters that were highly uncertain at the time the estimate was made; different estimates reasonably could have been used; or if changes in the estimate that would have a material impact on the Company's financial condition or results of operations are reasonably likely to occur from period to period. Management believes that the accounting estimates employed are appropriate and resulting balances are reasonable. However, actual results could differ from the original estimates requiring adjustments to these balances in future periods.

            Management believes that the following are the significant accounting estimates and judgments used in the preparation of the consolidated financial statement:

Carrying amounts of vessels

The Company evaluates the carrying amounts of the vessels to determine if events have occurred that would require a modification of their carrying amounts. The valuation of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. In assessing the recoverability of the vessels, the Company reviews certain indicators of potential impairment such as reported sale and purchase prices, market demand and general market conditions. Furthermore, market valuations from leading, independent and internationally recognized shipbroking companies are obtained on a semi-annual basis as part of the review for potential impairment indicators. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use.

The review for potential impairment indicators and projection of future undiscounted and discounted cash flows related to the vessels is complex and requires the Company to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile.

The carrying amounts of TORM's vessels may not represent their fair market value at any point in time as market prices of second-hand vessels to a certain degree tend to fluctuate with changes in charter rates and the cost of newbuildings. However, if the estimated future cash flow or related assumptions in the future experience change, an impairment of vessels may be required.

There were no indicators of impairments of vessels in 2006 and 2007 and there were no impairments of vessels in 2008.

Tax

All significant Danish entities within the Group entered the Danish tonnage taxation scheme with effect from 1 January 2001 and have filed tax returns for 2001 to 2007. The assessment of the tax returns by the tax authorities has not yet been completed for 2005 to 2007 and TORM has filed a complaint regarding the assessments for the years 2001 to 2004. The tax regulations are highly complex, and while the Group aims to ensure the estimates of tax assets and liabilities that it records are accurate, there may be instances where the process of agreeing the tax liabilities with the tax authorities could require adjustments to be made to estimates previously recorded.

It is the Group's assessment that there is uncertainty as to the estimate of taxes payable as of 31 December 2008 due to the lack of precedents that have interpreted the tonnage tax regulation. The estimate is based on scenario analyses and discussions with the tax authorities, tax advisors and industry organizations, and the uncertainty primarily relates to the split of the activities between income and expenses from shipping related activities, which are taxed under the tonnage tax scheme, and income and expenses from other activities, which are not taxed under the tonnage tax scheme.

NOTE 3 - NET EARNINGS FROM SHIPPING ACTIVITIES (in USD million)

	For the year ended December 31, 2006
	Tanker	Bulk	Not allocated	Total
CONSOLIDATED SEGMENT INFORMATION INCOME STATEMENT
Revenue	494.0	109.7	0.0	603.7
Port expenses, bunkers and commissions	(145.3)	(5.1)	0.0	(150.4)
Freight and bunkers derivatives	0.6	0.0	0.0	0.6

Time Charter Equivalent Earnings	349.3	104.6	0.0	453.9

Charter hire	(58.5)	(47.8)	0.0	(106.3)
Operating expenses	(64.6)	(13.1)	0.0	(77.7)

Gross profit/(loss) (Net earnings from shipping activities)	226,2	43.7	0.0	269.9
Profit/(loss) from sale of vessels	3.1	51.3	0.0	54.4
Administrative expenses	(29.0)	(5.5)	0.0	(34.5)
Other operating income	9.9	0.1	0.0	10.0
Share of results of jointly controlled entities	1.2	0.0	0.0	1.2
Depreciation and impairment losses	(50.8)	(8.1)	0.0	(58.9)

Operating profit	160.6	81.5	0.0	242.1
Financial income and expenses			(1.1)	(1.1)

Profit/(loss) before tax			(1.2)	241.0
Tax expenses			(6.5)	(6.5)

Net profit/(loss) for the year			(7.7)	234.5

BALANCE	As of December 31, 2006
Total non-current assets	1,234.9	88.8	644.4	1,968.1
Total assets	1,309.6	91.8	687.6	2,089.0
Total liabilities	36.9	2.3	769.0	808.2

OTHER INFORMATION
Additions to tangible fixed assets	206.4	1.9	0.0	262.3
Impairment losses recognized in the income statement	0.0	0.0	0.0	0.0
Reversal of impairment losses recognized in the income statement	0.0	0.0	0.0	0.0

During the year there have been no transactions between the Tanker and the Bulk segments, and therefore all the revenue derives from external customers.

	For the year ended December 31, 2007
	Tanker	Bulk	Not allocated	Total
CONSOLIDATED SEGMENT INFORMATION INCOME STATEMENT
Revenue	639.3	134.3	0.0	773.6
Port expenses, bunkers and commissions	(165.9)	(6.3)	0.0	(172.2)
Freight and bunkers derivatives	2.9	0.0	0.0	2.9

Time Charter Equivalent Earnings	476.3	128.0	0.0	604.3

Charter hire	(95.9)	(59.0)	0.0	(154.9)
Operating expenses	(105.1)	(10.4)	0.0	(115.5)

Gross profit/(loss) (Net earnings from shipping activities)	275.3	58.6	0.0	333.9
Profit/(loss) from sale of vessels	0.0	0.0	0.0	0.0
Administrative expenses	(47.8)	(7.2)	0.0	(55.0)
Other operating income	15.2	0.0	0.0	15.2
Share of results of jointly controlled entities	3.4	0.0	(9.4)	(6.0)
Depreciation and impairment losses	(82.6)	(6.5)	0.0	(89.1)

Operating profit	163.5	44.9	(9.4)	199.0
Financial income and expenses			605.2	605.2

Profit/(loss) before tax			595.8	804.2
Tax expenses			(12.5)	(12.5)

Net profit/(loss) for the year			583.3	791.7

BALANCE	As of December 31, 2007
Total non-current assets	2,431.8	154.3	116.9	2,703.0
Total assets	2,560,7	155.7	242.0	2,958.9
Total liabilities	136.7	3.5	1,737.4	1,877.6

OTHER INFORMATION
Additions to intangible assets and tangible fixed assets	1,243.5	72.2	0.0	1,315.7
Impairment losses recognized in the income statement	0.0	0.0	0.0	0.0
Reversal of impairment losses recognized in the income statement	0.0	0.0	0.0	0.0
Investments in jointly controlled entities	3.9	0.0	(7.4)	(3.5)

The activity that TORM owns in a 50/50 joint venture with Teekay is included in "Not allocated."

During the year there have been no transactions between the Tanker and the Bulk segments, and therefore all the revenue derives from external customers.

	For the year ended December 31, 2008
	Tanker	Bulk	Not allocated	Total
CONSOLIDATED SEGMENT INFORMATION INCOME STATEMENT
Revenue	923.2	260.4	0.0	1,183.6
Port expenses, bunkers and commissions	(252.2)	(11.9)	0.0	(264.1)
Freight and bunkers derivatives	(13.6)	0.0	0.0	(13.6)

Time Charter Equivalent Earnings	657.4	248.5	0.0	905.9

Charter hire	(133.8)	(60.0)	0.0	(193.8)
Operating expenses	(160.0)	(14.3)	0.0	(174.3)

Gross profit/(loss) (Net earnings from shipping activities)	363.6	174.2	0.0	537.8
Profit/(loss) from sale of vessels	30.6	52.2	0.0	82.8
Administrative expenses	(82.6)	(7.3)	0.0	(89.9)
Other operating income	14.4	0.1	0.0	14.5
Share of results of jointly controlled entities	8.0	0.0	19.1	27.1
Depreciation and impairment losses	(118.7)	(7.3)	0.0	(126.0)

Operating profit	215.3	211.9	19.1	446.3
Financial income and expenses			(86.2)	(86.2)

Profit/(loss) before tax			(67.1)	360.1
Tax expenses			1.3	1.3

Net profit/(loss) for the year			(65.8)	361.4

BALANCE	As of December 31, 2008
Total non-current assets	2,542.9	199.0	171.3	2,913.2
Total assets	2,762.1	209.2	346.1	3,317.4
Total liabilities	177.0	7.8	1,853.6	2,038.4

OTHER INFORMATION
Additions to intangible assets and tangible fixed assets	309.1	68.7	0.0	377.8
Impairment losses recognized in the income statement	0.0	0.0	0.0	0.0
Reversal of impairment losses recognized in the income statement	0.0	0.0	0.0	0.0
Investments in jointly controlled entities	7.8	0.0	122.7	130.5

The activity that TORM owns in a 50/50 joint venture with Teekay and the 50% ownership of FR8 Holding Pte. Ltd. is included in "Not allocated."

During the year there have been no transactions between the Tanker and the Bulk segments, and therefore all the revenue derives from external customers.

NOTE 4 - STAFF COSTS (in USD million)

	For the years ended December 31
	2006	2007	2008
Total staff costs
Staff costs included in operating expenses	13.6	15.2	22.2
Staff costs included in administrative expenses	22.7	39.0	59.1

Total	36.3	54.2	81.3

Staff costs comprise the following
Wages and salaries	33.2	47.7	66.7
Share-based compensation	0.0	2.3	8.9
Pension costs	2.9	3.3	4.5
Other social security costs	0.2	0.9	1.2

Total	36.3	54.2	81.3

Hereof remuneration to the Board of Directors and salaries to the Management
Wages and salaries	4.0	5.7	7.1
Share-based compensation	0.0	0.5	1.5
Pension and social security costs	0.1	0.1	0.2

Total	4.1	6.3	8.8

Hereof remuneration to the Board of directors	0.5	0.6	0.9
Hereof salaries to the Management	3.6	5.7	7.9

Total	4.1	6.3	8.8

Hereof remuneration to the Board of Directors and salaries to the Management
(in USD thousands)
2006	Board remuneration	Committee remuneration	Total short-term benefits
Niels-Erik Nielsen	126	0	126
Christian Frigast	84	0	84
Lennart Arrias	50	0	50
Ditlev Engel	50	0	50
Rex Harrington (resigned on April 19 2006)	15	0	15
Peder Mouridsen	50	0	50
Gabriel Panayotides	50	0	50
Stefanos-Niko Zouvelos (appointed on April 19 2006)	35	0	35

Total for 2006	460	0	460

	Short-term benefits
2006	Salaries	Bonus	Pension	Share-based compensation	Total
Klaus Kjærulff	718	2,347	69	0	3,134
Klaus Nyborg	373	0	36	0	409

Total for 2006	1,585	2,347	105	0	3,543

Hereof remuneration to the Board of Directors and salaries to the Management
(in USD thousands)
2007	Board remuneration	Committee remuneration	Total short-term benefits
Niels-Erik Nielsen	138	18	156
Christian Frigast	92	18	110
Peter Abildgaard (appointed on 17 April 2007)	39	0	39
Lennart Arrias	55	0	55
Margrethe Bligaard (appointed on 17 April 2007)	39	0	39
Ditlev Engel (resigned on 17 April 2007)16	28	0	28
Peder Mouridsen (resigned on 17 April 2007)	16	0	16
Gabriel Panayotides	55	0	55
Stefanos-Niko Zouvelos	55	0	55

Total for 2007	517	36	553

	Short-term benefits
2007	Salaries	Bonus	Pension	Share-based compensation	Total
Klaus Kjærulff	1,036	2,341	100	326	3,803
Mikael Skov	549	1,217	53	210	2,029

Total for 2007	1,585	3,558	153	536	5,832

Hereof remuneration to the Board of Directors and salaries to the Management
2008	Board remuneration	Committee remuneration	Total short-term benefits
Niels-Erik Nielsen	196	10	206
Christian Frigast	128	20	148
Peter Abildgaard	79	0	79
Lennart Arrias	79	0	79
Margrethe Bligaard	79	0	79
Bo Jagd (appointed on 22 April 2008)	54	7	61
Gabriel Panayotides	79	0	79
E. Michael Steimler (appointed on 22 April 2008)	54	0	54
Stefanos-Niko Zouvelos	79	7	86

Total for 2008	827	44	871

	Short-term benefits
2008	Salaries	Bonus	Pension	Share-based compensation	Total
Klaus Kjærulff (1 January – 30 September 2008)	914	2,356	88	948	4,306
Mikael Skov	904	1,325	88	581	2,898
Roland M. Andersen (started on 26 May 2008)	430	293	40	9	772

Total for 2008	2,248	3,974	216	1,538	7,976
Employee information

The average number of staff in the group in the financial year was 557 (2007: 439. 2006: 353). The majority of the staff on vessels is not employed by TORM.

The members of Management are, in the event of termination by the Company, entitled to a severance payment of up to 24 months' salary. The pension age for members of Management is 62.

In September 2008, Klaus Kjærulff entered into an agreement to terminate his employment as CEO with TORM, and in this connection a provision for termination benefit of USD 4.9 million has been recognized and expensed in the income statement.

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

Bonus

The bonus will be awarded based on TORM achieving a calculated RoIC (Return on Invested Capital) in each financial year compared to each year's budgeted RoIC. 75% of the achieved bonus will be paid in cash and 25% in shares, which the employee will own provided that the employee is still employed by the Company after a period of two years. The number of shares granted to the employee will depend on the market price for the TORM share when TORM's annual report for the grant year is published. The individual employee's share of the bonus will be based partly on the individual's salary and partly on the evaluation of the individual's performance. The employee will receive the bonus after the publication of TORM's annual report. For the financial year 2008, the total value of the bonus under this programme amounts to USD 18.7 million (2007: USD 10.5 million), of which USD 14.6 million (2007: USD 8.2 million) has been recognized as an expense in the income statement in 2008. Of the USD 14.6 million (2007: USD 8.2 million) USD 0.6 million (2007: USD 0.3 million) relates to shares and USD 14.0 million (2007: USD 7.9 million) relates to cash bonus. The remaining part of the total value of the bonus will be amortized and expensed over the period 2009-2011. From the total value of the bonus programme for 2008 USD 4.7 million (2007: USD 2.5 million) relates to shares. The number of granted shares for 2007 amounts to 106,622 shares of which 3,179 are forfeited. An expense of USD 1.0 million relating to the amortization of shares for 2007 has furthermore been recognized in the income statement for 2008.

Share options

The number of share options granted during the financial year 2008 is 1,087,362 (2007: 1,087,362 share options) of which 24,952 are forfeited. In 2008, 40,267 (2007: 4,706 share options) of the share options granted in 2007 are forfeited. Each share option gives the employee the right to acquire one TORM share of a nominal value of DKK 5. It is presumed that an equivalent total of share options will be issued in 2009. The share options can only be settled in shares. The Company's holding of treasury shares covers the share option programme.

The share options consist of 2 elements:
50% of the share options are granted with a fixed exercise price (standard options). For the share options granted in 2007, the price is DKK 151.5 per share, and for the following years, DKK 162.5 and DKK 173.5 respectively after adjustment for the extraordinary dividend paid out in September 2007.

50% of the share options are granted with an exercise price that is determined ultimately with the publication of TORM's annual report after a three-year period, i.e. for the grant for 2008, in March 2011. The exercise price is determined by the relative development in TORM's share price in relation to a defined peer group (peer group options). If the TORM share develops relatively better than the peer group, the share options will have a value.

All share options can be exercised after three years from grant and should be at the latest exercised three years later, however observing the rules about insider trading. For the 2008 grant, share options can be exercised after the publication of the annual report for 2010, in March 2011, and shall be exercised by March 2014 at the latest, whereas the options granted in 2007 can be exercised after the publication of the annual report for 2009 in March 2010 and shall be exercised by March 2013 at the latest. The share options will be in accordance with Danish law and continued employment in the Company until the share options have vested is a condition. In 2008, an expense of USD 7.3 million (2007: USD 2.0 million) has been recognized in the income statement regarding share options, of which USD 2.6 million (2007: USD 0.0 million) relates to share options granted in 2008 and USD 4.7 million (2007: USD 2.0 million) relates to share options granted in 2007.

The market value of the share options granted in 2008 is based on the Black-Scholes and Monte Carlo models and calculated at USD 6.3 million (2007: USD 10.9 million) as per the grant date.

The key assumptions for the calculation of the market value based on the Black-Scholes and Monte Carlo models are:

•
The share price at the measurement date is estimated at DKK 140.0 per share (2007 grant: DKK 202.25) based on the share price at OMX The Nordic Exchange as per 31 March 2008 (2007 grant: 9 August 2007).

•	The exercise price (before adjustment for extraordinary dividends) is DKK 190 per share (2007 grant: DKK 179).

•	The exercise price will be adjusted for extraordinary TORM dividends. In 2007, an extraordinary dividend of DKK 27.5 per share was paid.
•	The expected dividend rate is estimated at 3% (2007 grant: 3%) of the equity per annum.
•	The volatility on the TORM share is estimated based on the Company's historical volatility and was estimated at 34.9% (2007: 36%) and for the peer group at 26% (2007 grant: 22%).
•	The risk-free interest rate based upon expiry of the options is 3.80% (2007 grant: 4,46%).
•	The options are on average held for a period of 4.46 year (2007 grant: 4,1 year).
•	The correlation rate between peer group and TORM is 92.5% (2007 grant: 92.5%), based on the correlation on the yearly return for the historical share prices during the last ten years.

Changes in outstanding share options are as follows:
		Options allocation per year
	Total options 2008	2008	2007
Share option programme – 2007 to 2009

Management
Granted	528,358	200,009	328,349
Transferred to resigned employees	(400,018)	(200,009)	(200,009)
Exercised	0	0	0
Forfeited/expired 2007	0	0	0
Forfeited/expired 2008	0	0	0

Not exercised at 31 December 2008	128,340	0	128,340

Other employees
Granted	1,606,776	847,763	759,013
Transferred to resigned employees	(109,220)	(54,552)	(54,668)
Exercised	0	0	0
Forfeited/expired 2007	(4,706)	0	(4,706)
Forfeited/expired 2008	(65,219)	(24,952)	(40,267)

Not exercised at 31 December 2008	1,427,631	768,259	659,372

Resigned employees
Granted	39,590	39,590	0
Transferred from management and other employees	509,238	254,561	254,677
Exercised	0	0	0
Forfeited/expired 2007	0	0	0
Forfeited/expired 2008	0	0	0

Not exercised at 31 December 2008	548,828	294,151	254,677

Total number of not exercised at 31 December 2008	2,104,799	1,062,410	1,042,389

Hereof:
Share options with a fixed exercise price	933,342	471,115	462,227
Share options with an exercise price based on peer group	1,171,457	591,295	580,162

Total number of not exercised at 31 December 2007	1,081,533		1,081,533

Total number of share options that can be exercised at 31 December 2008	0	0	0
Total number of share options that can be exercised at 31 December 2007	0	0	0

NOTE 5 - ADMINISTRATIVE EXPENSES (in USD million)

	For the year ended December 31

Remuneration to the auditors appointed at the Annual General Meeting	2006	2007	2008

Deloitte
Audit fees	0.8	0.6	0.6
Audit-related fees	0.0	0.2	0.2
Tax fees	0.1	0.0	0.2
Fees other services	0.0	0.1	0.3

Total fees	0.9	0.9	1.3

NOTE 6 - OTHER INVESTMENTS (in USD million)

Other investments	2007	2008
Cost:
Balance at January 1	64.5	3.7
Additions	0.1	17.7
Disposals	(60.9)	(14.9)

Balance at December 31	3.7	6.5

Value adjustment:
Balance at January 1	579.9	7.3
Exchange rate adjustment	2.4	(0.3)
Value adjustment for the year	68.3	(4.5)
Disposal	(643.3)	(2.6)

Balance as of December 31	7.3	(0.1)

Carrying amount at December 31:	11.0	6.4

Hereof listed	7.8	3.5
Hereof unlisted	3.2	2.9

NOTE 7 - INTANGIBLE ASSETS (in USD million)

	Goodwill	Other intangible assets	Total
Cost:
Balance at 1 January 2007	0.0	0.0	0.0
Exchange rate adjustment	0.0	0.0	0.0
Additions	0.0	0.0	0.0
Additions through business combination	89.2	13.4	102.6
Disposals	0.0	0.0	0.0
Transferred to/from other items	0.0	0.0	0.0

Balance at 31 December 2007	89.2	13.4	102.6

Depreciation and impairment losses:
Balance at 1 January 2007	0.0	0.0	0.0
Exchange rate adjustment	0.0	0.0	0.0
Disposal	0.0	0.0	0.0
Reversal of impairment losses	0.0	0.0	0.0
Depreciation and impairment losses for the year	0.0	5.9	5.9

Balance at 31 December 2007	0.0	5.9	5.9

Carrying amount at 31 December 2007	89.2	7.5	96.7

	Goodwill	Other intangible assets	Total
Cost:
Balance at 1 January 2008	89.2	13.4	102.6
Exchange rate adjustment	0.0	0.0	0.0
Additions	0.0	0.0	0.0
Additions through business combination	0.0	0.0	0.0
Disposals	0.0	(10.7)	-10.7
Transferred to/from other items	0.0	0.0	0.0

Balance at 31 December 2008	89.2	2.7	91.9

Depreciation and impairment losses:
Balance at 1 January 2008	0.0	5.9	5.9
Exchange rate adjustment	0.0	0.0	0.0
Disposal	0.0	(10.7)	(10.7)
Reversal of impairment losses	0.0	0.0	0.0
Depreciation and impairment losses for the year	0.0	5.1	5.1

Balance at 31 December 2008	0.0	0.3	0.3

Carrying amount at 31 December 2008	89.2	2.4	91.6

IMPAIRMENT TESTING OF GOODWILL

Goodwill with a carrying amount of USD 89.2 million was acquired in the acquisition of OMI in 2007 and has been allocated to the Tanker Division.

As at 31 December 2008, the Company assessed the recoverable amount of the Tanker Division and determined that the Tanker Division and the allocated goodwill was not impaired.

The recoverable amount of the Tanker Division was determined based on a value in use calculation over the life of the vessels which uses 5-year cash flow projections based on financial budgets approved by the Board of Directors and a discount rate of 9.0% per annum.

The recoverable amount of the Tanker Division is almost entirely dependent on the development in the freight rates in the product tanker market which are very volatile. Management believes that even significant short-term, i.e. one to two years, reductions in freight rates would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the Tanker Division. However, should a permanent downwards shift in the freight rate levels in excess of 6-10% occur, the aggregate carrying amount might exceed the aggregate recoverable amount of the Tanker Division and impairment of goodwill might become relevant.

The key assumptions used in the value at use calculation are as follows:

•
The cash flows are based on known tonnage in the budget period only. Additions or sales of  tonnage are not factored in as the timing and effect of such  transactions is highly uncertain. However, additions will only be made if Management expects to achieve a return in excess of the discount rate applied in the impairment test and sales would improve the cash flows.

•	The product tankers are expected to generate normal income for at least 25 years. Given the current age profile of the tanker fleet, the remaining life would be at least 20 years.

•	Freight rate estimates are based on the extensive experience and knowledge of the market embedded in the Tanker Division. From 2012 onwards the freight rates are expected to increase by 1.5% per year.

•
Operating expenses and administrative expenses are estimated based on experience and knowledge of the market as well as plans and initiatives outlined in the operating budgets and are thereafter expected to increase by 3% per year.

Management believes these key assumptions to be reasonably probable.

NOTE 8 - TANGIBLE FIXED ASSETS (in USD million)

	Land and buildings	Vessels and capitalized dry-docking	Prepayment on vessels	Other plant and operating equipment	Total
Cost:
Balance at January 1, 2006	1.3	1,230.0	97.4	6.1	1,334.8
Exchange rate adjustment	0.0	0.0	0.0	0.0	0.0
Additions	0.0	93.3	152.2	2.7	262.3
Disposals	(0.8)	(119.6)	0.0	(0.5)	(120.9)
Transferred to/from other items	0.0	80.4	(80.4)	0.0	0.0
Transferred to non-current assets held for sale	0.0	0.0	0.0	0.0	0.0

Balance at December 31, 2006	0.5	1,284.1	169.2	8.3	1,476.2

Depreciation and impairment losses:

Balance at January 1, 2006	0.4	163.6	0.0	3.8	167.8
Exchange rate adjustment	0.0	0.0	0.0	0.0	0.0
Additions	0.0	0.0	0.0	0.0	0.0
Disposals	(0.3)	(73.6)	0.0	(0.3)	(74.2)
Reversal of impairment losses	0.0	0.0	0.0	0.0	0.0
Depreciation for the year	0.0	57.7	0.0	1.2	58.9

Balance at December 31, 2006	0.1	147.7	0.0	4.7	152.5

Carrying amount at December 31, 2006	0.4	1,136.4	169.2	3.6	1,323.7

Hereof finance leases	0.0	0.0	0.0	0.0	0.0

Hereof financial expenses included in cost	0.0	1.2	0.8	0.0	2.0

Cost:
Balance at January 1, 2007	0.5	1,284.1	169.2	8.3	1,462.1
Exchange rate adjustment	0.0	0.0	0.0	0.0	0.0
Additions	1.7	38.4	208.0	2.9	251.0
Additions through business combination	2.2	958.6	0.0	1.3	962.1
Disposals	0.0	(5.8)	0.0	(0.5)	(6.3)
Transferred to/from other items	0.0	117.8	(117.8)	0.0	0.0
Transferred to non-current assets held for sale	0.0	0.0	0.0	0.0	0.0

Balance at December 31, 2007	4.4	2,393.1	259.4	12.0	2,668.9

Depreciation and impairment losses:

Balance at January 1, 2007	0.1	147.7	0.0	4.7	152.5
Exchange rate adjustment	0.0	0.0	0.0	0.0	0.0
Additions
Disposals	0.0	(5.8)	0.0	(0.3)	(6.1)
Reversal of impairment losses	0.0	0.0	0.0	0.0	0.0
Depreciation for the year	0.1	81.4	0.0	1.7	83.2

Balance at December 31, 2007	0.2	223.3	0.0	6.1	229.6

Carrying amount at December 31, 2007	4.2	2,169.8	259.4	5.9	2,439.3

Hereof finance leases	0.0	0.0	0.0	0.0	0.0

Hereof financial expenses included in cost	0.0	1.8	0.9	0.0	2.7

Cost:
Balance at January 1, 2008	4.4	2,393.1	259.4	12.0	2,668.9
Exchange rate adjustment	(0.5)	0,0	0.0	0.0	(0.5)
Additions	0.1	93.4	277.5	6.8	377.8
Disposals	0.0	(99.9)	0.0	(0.8)	(100.7)
Transferred to/from other items	0.0	264.2	(264.2)	0.0	0.0

Balance at December 31, 2008	4.0	2,650.8	272.7	18.0	2,945.5

Depreciation and impairment losses:

Balance at January 1, 2008	0.2	223.3	0.0	6.1	229.6
Exchange rate adjustment	0.0	0.0	0.0	0.3	0.3
Disposals	0.0	(16.4)	0.0	(0.5)	(16.9)
Depreciation for the year	0.1	118.0	0.0	2.9	121.0

Balance at December 31, 2008	0.3	324.9	0.0	8.8	334.0

Carrying amount at December 31, 2008	3.7	2,325.9	272.7	9.2	2,611.5

Hereof finance leases	0.0	0,0	0.0	0.0	0.0

Hereof financial expenses included in cost	0.0	2.3	0.8	0.0	3.1

Included in the carrying amount for vessels and capitalized dry-docking are capitalized dry-docking costs in the amount of USD 35.6 million (2007: USD 27.1 million).

For information on assets used as collateral security, please refer to note 17.

In all material aspects the depreciations under Other plant and operating equipment of USD 2.9 million relate to administration (2007: USD 1.7 million).

NOTE 9 – FINANCIAL INCOME AND EXPENSES (in USD million)

	For the years ended December 31
	2006	2007	2008
Financial income
Interest income from cash and cash equivalents	3.9	21.4	7.3
Gain on other investments (available-for-sale)	0.0	643.3	2.6
Dividends *)	26.4	1.3	1.3
Fair value adjustments on derivative financial instruments	7.3	0.0	0.0
Exchange rate adjustments including net gains from forward exchange rate contracts	1.7	15.1	5.0

	39.3	681.1	16.2

Financial expenses
Interest expense on mortgage and bank debt	40.2	68.3	79.7
Fair value adjustments on derivative financial instruments	0.0	5.4	14.7
Exchange rate adjustments	0.0	0.0	0.0
Other interest expenses	1.1	3.0	8.5
Hereof included in the cost of tangible fixed assets	(0.8)	(0.8)	(0.5)

	40.5	75.9	102.4

Total financial items	(1.2)	605.2	(86.2)

*) Includes dividend on the NORDEN shares of USD 0.0 million in 2008 (2007: 0.0 million, 2006: USD 25.5 million).

NOTE 10 – FREIGHT RECEIVABLES, ETC. (in USD million)

Analysis as at December 31 of freight receivables, etc.

	For the years ended December 31
	2007	2008
Freight receivables, etc.
Neither past due nor impaired	53.2	57.3
Due < 180 days*	29.9	59.0
Due > 180 days	6.8	3.9

Total freight receivables, etc.	89.9	120.2

*) Hereof USD 45.5 million have been due for
less than 30 days at

As at December 31, 2008, freight receivables etc. includes receivables at a value of USD 0.1 million (2007: USD 1.5 million), that is individually determined to be impaired to a value of USD 0.0 million (2007: USD 0.6 million).

Movements in the provision for impairment of freight receivables etc. during the year are as follows:

	For the years ended December 31
	2007	2008
Provisions for impairment of freight receivables, etc.
Balance at January 1	0.9	0.9
Provisions for the year	0.0	0.0
Provisions reversed during the year	0.0	(0.1)
Provisions utilized during the year	0.0	(0.7)

Balance at December 31	0.9	0.1

Provisions for impairment of freight receivables, etc. have been recognized in the income statement under administrative expenses. The provision is based on an individual assessment of each individual receivable.

NOTE 11 - OTHER RECEIVABLES – (in USD million)

	For the years ended December 31
	2007	2008

Partners and commercial management	4.1	8.4
Derivative financial instruments	13.9	27.0
Receivables at joint ventures	10.9	22.0
Tax receivables	1.2	1.7
Miscellaneous, including items related to shipping activities	6.9	12.9

Other receivables	37.0	72.0

NOTE 12 - TAXES (in USD million)

	For the years ended December 31
	2006	2007	2008
TAX ON PROFIT FOR THE YEAR AND DEFERRED TAX

Current tax for the year	(4.7)	(15.8)	(3.0)
Adjustment related to previous years	6.3	(3.8)	3.8
Adjustment of deferred tax	(8.2)	7.1	0.5

Tax expenses	(6.6)	(12.5)	1.3

RECONCILIATION OF THE EFFECTIVE CORPORATION TAX RATE FOR THE YEAR

Corporation tax rate in Denmark	28.0%	25.0%	25.0%
Differences in tax rates, foreign subsidiaries	(3.0%)	(0.7%)	(7.8%)
Differences in tax rates, foreign jointly controlled entities	-	0.3%	(1.3%)
Adjustment of tax related to previous years	(2.6%)	0.5%	(1.0%)
Change in deferred tax due to reduction of Danish corporation tax from 28% to 25%	0.0%	(0.8%)	(0.0%)
Effect due to the tonnage tax scheme	(19.7%)	(22.7%)	(15.3%)

Effective corporate tax rate	2.7%	1.6%	(0.4%)

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

Payment of dividends to the shareholders of TORM A/S has no tax consequences for the Company.

	For the years ended December 31
	2007	2008

Deferred tax liability
Balance at January 1	62.8	55.6
Exchange rate adjustment	0.0	0.0
Reduction of Danish corporation tax from 28% to 25%	(6.7)	0.0
Deferred tax for the year	(0.5)	(0.5)

Balance at December 31	55.6	55.1

Essentially all deferred tax relates to vessels included in the transition account under the Danish tonnage tax scheme.

NOTE 13 - COMMON SHARES
	As of December 31
	2007	2008	2007	2008
	Number of shares, million	Number of shares, million	Nominal value, DKK million	Nominal value, DKK million
Balance at January 1	36.4	72.8	364.0	364.0
Share split	36.4	-	-	-

Balance at December 31	72.8	72.8	364.0	364.0

The common shares consist of 72.8 million shares at denomination DKK 5 per share. No shares carry special rights. All issued shares are fully paid.

In May 2007, the denomination of the Company's shares was changed from DKK 10 per share to DKK 5 per share. The nominal value of the Company's common shares remained unchanged DKK 364.0 million, whereas the number of shares was changed from 36.4 million shares of DKK 10 each to 72.8 million shares of DKK 5 each.

In May 2004, the Company increased the share capital from nominally DKK 182.0 million to nominally DKK 364.0 million through the issue of 18.2 million bonus shares of DKK 10 each. The bonus shares were allotted to the Company's existing shareholders at the ratio of 1:1. Beyond this no changes have been made to the share capital within the last 5 years.

TREASURY SHARES*

	2007	2008	2007	2008	2007	2008
	Thousands of shares	Thousands of shares	Nominal value DKK million	Nominal value DKK million	% of share capital	% of share capital

Balance at January 1	3,556.4	3,556.4	17.8	17.8	4.9	4.9
Purchase	0.0	0.0	0.0	0.0	0.0	0.0
Sale	0.0	0.0	0.0	0.0	0.0	0.0
Share options exercised	0.0	0.0	0.0	0.0	0.0	0.0

Balance at December 31	3,556.4	3,556.4	17.8	17.8	4.9	4.9

*) The figures in the table above and the description below are adjusted to reflect the share split in May 2007.

At December 31, 2008, the Company's holding of treasury shares represented 3,556,364 shares (2007: 3,556,364 shares) at denomination DKK 5 per share, with a total nominal value of USD 3.4  million (2007: USD 3.5 million) and a market value of USD 37.4 million (2007: USD 124.9 million). The retained shares equate to 4.9% (2007: 4.9%) of the Company's common shares.

Total consideration in respect of the purchase of treasury shares was USD 0.0 million (2007: USD 0.0 million), and for the sale of shares it was USD 0.0 million (2007: USD 0.0 million. The holding of treasury shares is held as a hedge of the Company's share option program.

NOTE 14 DEFERRED INCOME  – (in USD million)

	As of December 31,
	2007	2008

Prepaid charter hire	3.4	0.1
Other	0.5	0.8

	3.9	0.9

NOTE 15 – MORTGAGE DEBT AND BANK LOANS (in USD million)

	As of December 31,
To be repaid as follows:	2007	2008

Falling due within one year	768.7	212.4
Falling due between one and two years	139.1	129.7
Falling due between two and three years	69.1	173.2
Falling due between three and four years	112.6	168.3
Falling due between four and five years	107.7	452.8
Falling due after five years	456.1	581.8

	1,653.3	1,718.2

The presented amounts to be repaid are adjusted by directly related costs arising from the issuing of the loans by USD 4.8 million (2007: USD 3.2 million), which are amortized over the term of the loans.

			Effective	Effective	Fair	Fair
		Fixed/	interest	interest	Value	Value
	Maturity	floating	2007	2008	2007	2008

LOAN
USD	2008	Floating	4.6%	-	700.0	-
USD	2009	Floating	4.6%	4.0%	70.0	82.7
USD	2011	Fixed	4.4%	4.4%	92.5	56.2
USD	2012	Floating	5.2%	-	16.7	-
USD	2012	Fixed	4.4%	4.4%	32.1	59.9
USD	2013	Fixed	-	4.4%	-	33.5
USD	2013	Floating	-	3.9%	-	528.1
USD	2014	Floating	5.1%	4.3%	328.9	251.9
USD	2015	Floating	5.0%	4.0%	190.3	222.5
USD	2016	Floating	4.7%	3.8%	226.0	488.2

Weighted average effective interest rate			4.7%	4.0%
Fair value					1,656.5	1,723.0

The Group has an early settlement option to repay the loans.

Part of the loans with floating interest rate have been swapped to fixed interest rate. Please refer to Note 23 for further information on interest rate swaps.

Certain of TORM's loan agreements contain minimum requirements to the liquidity and solvency of TORM and other restrictions, which may limit TORM's ability to:

•	Enter into mergers or corporate restructurings or effect material divestments, if such would be materially adverse to the company;
•	Materially change the operations or purpose of the company.

As of December 31, 2008, TORM complies with these minimum requirements and restrictive covenants. Based on TORM's expected future cash flow, investment programmes, etc. TORM expects to comply with the requirements and covenant until the maturity of the loan agreements.

Please refer to Item 3D and note 24 for further information on financial risks.

NOTE 16 – OTHER LIABILITIES (in USD million)
	As of December 31,
	2007	2008
Partners and commercial managements	1.0	3.7
Accrued operating expenses	6.3	15.2
Accrued interests	11.0	8.7
Wages and social expenses	13.5	30.9
Derivative financial instruments	4.7	106.0
Payables to joint ventures	5.8	3.2
Tax payables, etc.	0.2	7.8
Miscellaneous, including items related to shipping activities	1.6	4.3

	44.1	179.8

NOTE 17 – COLLATERAL SECURITY (in USD million)

Collateral security for mortgage debt and bank loans:
	As of December 31,
	2007	2008
Vessels	956.5	1,723.0

	956.5	1,723.0

The total carrying amount for vessels that have been provided as security amounts to USD 1,929 million as at December 31, 2008. (2007: 1,033 million).

NOTE 18 – GUARANTEE AND CONTINGENT LIABILITIES (in USD million)

	As of December 31,
	2007	2008
Guarantee liabilities	0.0	0.0

The guarantee liability for the Group is less than USD 0.1 million and relates to guarantee liabilities to the Danish Shipowners' Association.

NOTE 19 - CONTRACTUAL LIABILITIES - (in USD million)

AS LESSEE (operating leases) Charter hire for vessels on time charter (incl. vessels not delivered):
	2007	2008
Falling due within one year	177.6	230.5
Falling due between one and two years	181.8	230.3
Falling due between two and three years	147.9	205.3
Falling due between three and four years	131.6	184.4
Falling due between four and five years	120.0	167.0
Falling due after five years	397.8	351.3

	1,156.7	1,368.8

Average period until redelivery (years)	4.1	3.9

Leases have been entered into with a mutually non-cancelable lease period of up to eight years. Certain leases include an option to renew for one or two additional years at a time for up to three years and/or a purchase option. Exercise of the purchase option on the individual vessels is based on an individual assessment. Certain leases include a profit–sharing element implying that the actual charter hire may be higher.

Newbuilding installments and exercised purchase options (purchase obligations):
Falling due within one year	264.4	277.6
Falling due between one and two years	222.3	261.0
Falling due between two and three years	207.2	111.1
Falling due between three and four years	37.8	58.6
Falling due between four and five years	0.0	0.0
Falling due after five years	0.0	0.0

	731.7	708.3

Other operating leases:
Falling due within one year	3.1	6.8
Falling due between one and two years	3.0	7.7
Falling due between two and three years	2.7	7.6
Falling due between three and four years	2.4	7.4
Falling due between four and five years	2.0	7.6
Falling due after five years	2.1	8.8

	15.3	45.9

Other operating leases primarily consist of contracts regarding office spaces, cars and apartments as well as IT-related contracts.

During the year, charter hire expenses have been recognized in the income statement by USD 193.8 million (2007: USD 154.9 million) of which USD 9.1 million (2007: USD 4.2 million) relate to profit sharing elements. Other operating lease expenses have been recognized in the income statement by USD 5.4 million (2007: USD 3.3 million).

AS LESSOR (operating leases) (in USD million)

Charter hire income for vessels on time charter and bareboat charter (incl. vessels not delivered):
	2007	2008
Falling due within one year	362.6	256.7
Falling due between one and two years	151.2	159.5
Falling due between two and three years	39.1	34.0
Falling due between three and four years	13.7	11.0
Falling due between four and five years	9.3	5.8
Falling due after five years	8.6	2.8

	584.5	469.8

Average period until redelivery (year)	1.3	1.1

Certain leases include a profit-sharing element implying that the actual charter hire income may be lower.

Charter hire income for vessels on time charter and bareboat charter is recognized under net revenue.

NEWBUILDING CONTRACTS

As at December 31, 2008, TORM had contracted 20 newbuildings (2007: 20 newbuildings) to be delivered during 2009 to 2012. For all 20 vessels the total outstanding contractual commitment amounted to USD 686 million as at December 31, 2008 (2007: USD 708 million). In addition, TORM called an option in 2008 to acquire one Panamax bulk carrier on time charter built in 2005, which will be delivered in the first quarter of 2009. The contractual liability relating to this vessel amounted to USD 22 million as at December 31, 2008.  In 2007, TORM called an option to acquire one Panamax bulk carrier built in 2004 and to be delivered in 2008. As at 31 December 2007, the contractual liability relating to this vessel amounted to USD 23 million.

NOTE 20 - TIME CHARTER CONTRACTS

As at December 31, 2008, TORM had entered into the following time charter contracts as lessee:
Year/ Vessel type	Number of operating days	Average daily freight rates USD	Year/ Vessel type	Number of operating days	Average daily freight rates USD

2009:			2014
LR2	537	25,459	LR1	1,982	24,000
LR1	4,177	20,524	MR	2,190	16,155
MR	2,719	17,105	Panamax	3,697	15,922
SR	700	22,500	2015
Panamax	3,541	16,409	MR	1,989	16,201
2010:			Panamax	3,296	16,016
LR2	380	24,615	2016
LR1	4,882	22,137	MR	394	16,072
MR	3,285	17,272	Panamax	2,053	16,369
SR	30	22,500	2017
Panamax	3,296	15,442	MR	288	15,900
2011:			Panamax	1,825	16,476
LR1	4,228	22,620	2018
MR	3,254	17,177	Panamax	1,551	16,767
Panamax	3,468	15,514	2019
2012:			Panamax	730	17,450
LR1	3,376	22,818	2020
MR	2,672	16,426	Panamax	639	17,450
Panamax	4,015	15,810
2013
LR1	2,433	23,666
MR	2,657	16,424
Panamax	4,213	16,170

The above-mentioned time charter contracts are included in the contractual liabilities as lessee in note 19. The note above does not include two bareboat contracts which expire mid-2010 fixed at an average daily freight rate of USD 14,750, which is included in note 19.

NOTE 21 – PURCHASE OPTIONS ON VESSELS

As at 31 December 2008, TORM had the following purchase options on vessels:

Exercise/ Vessel type	Number of vessels	Average age of vessels, years	Average option exercise price as at 31 Dec. 2008 USD million

2009:
LR1*)	0.5	3	34.5
Panamax	1	3	28.9
Panamax **)	2	1	48.0
2011
LR1*)	0.5	5	31.6
Panamax	1	3	36.1
2012
MR***)	1	3	38.4
Panamax	1	3	33.3
2013
Panamax	3	4.33	38.2
2014
MR	1	5	40.2
Panamax	1	5	45.0
2015
Panamax	1	5	44.4
2016
Panamax	1	5	49.9
2017
Panamax	2	5	49.4
2018
Panamax	1	7	49.9

As at 31 December 2007, TORM had purchase options on 19 vessels.

*)	TORM holds 50% of the purchase option on the vessel.
**)
Each option can be exercised if the market price for the vessel exceeds the option price by minimum USD 2 million. There is a 50/50 profit sharing on the difference between the market price and the option price.

***)	The stated option price is the minimum option price for the vessel. There is a 50/50 profit sharing on the difference between the market price and the option price.

NOTE 22 – ACQUIRED TIME CHARTER CONTRACTS (in USD million)

The Company has under a business combination acquired some time charter contracts which have been measured at fair value and recognized as a liability as of the acquisition date. This liability is amortized over the life of the underlying time charter contract, and is recognized as income under Revenue.

The table below shows the amortization:

	2007	2008
AMORTIZATION OF ACQUIRED TIME CHARTER CONTRACTS
Amortization within one year	17.4	11.1
Amortization between one and two years	11.0	3.8
Amortization between two and three years	3.7	0.1
Amortization between three and four years	0.0	0.0
Amortization between four and five years	0.0	0.0
Amortization after five years	0.0	0.0

	32.1	15.0

During the year, amortization of acquired time charter contracts have been recognized as an income by USD 17.4 million (2007: USD 13.7 million).

NOTE 23 – DERIVATIVE FINANCIAL INSTRUMENTS (in USD million)

The table below shows the fair value of the derivative financial instruments:

	Fair value at December 31, 2007	Fair value at December 31, 2008

Hedge accounting cash flow:
Derivative financial instruments regarding interest rate, currency exchange rate and shares:
Forward exchange rate contracts	0.0	(0.2)
Interest rate swaps	(0.6)	(6.3)
Derivative financial instruments regarding freight and bunkers
Bunker hedge	3.3	(44.0)
Forward Freight Agreements	6.0	16.7
Non-hedge accounting:
Derivative financial instruments regarding interest rate, currency exchange rate and shares:
Forward exchange rate contracts	1.7	(0.1)
Forward rate agreement	(0.2)	0.0
Interest rate swaps	(2.0)	(32.3)
Currency options	(0.3)	0.0
Forward to buy shares	(0.3)	0.0
Derivative financial instruments regarding freight and bunkers:
Bunker hedge	(1.4)	0.9
Forward Freight Agreement	2.0	0.6
Derivative financial instruments regarding options on vessels:
Right to share of gain on purchase options on vessels	46.0	41.7
Acquired liabilities related to options on vessels	(31.6)	(10.7)

	22.6	(33.7)

The table below shows realized amounts and fair value adjustments regarding derivative financial instruments recognized in the income statement and equity in 2008 and 2007:

	Fair value adjustments
		Income statement
	Revenue	Port expenses, bunkers and comm.	Freight and bunkers derivatives	Financial income and expenses	Equity Hedging reserves

Bunker hedge	-	(2.8)	0.9	-	(47.3)
Forward Freight Agreements	(10.9)	-	(14.5)	-	10.7
Forward exchange rate contracts	-	-	-	(3.5)	1.0
Forward rate agreement	-	-	-	-	(0.1)
Interest rate swaps	-	-	-	(32.6)	(5.7)
Currency options	-	-	-	(2.1)	-
Forward to buy shares	-	-	-	0.3	-
Acquired liabilities related to options on vessels	-	-	-	10.2	-
Total 2008	(10.9)	(2.8)	(13.6)	(27.7)	(41.4)
Total 2007	8.8	0.9	2.9	1.9	3.1

Please refer to Item 3D and note 24 for further information on commercial and financial risks.

The forward exchange rate contracts with a fair value of USD (0.2) million (2007: USD 0.0 million) are designated as hedge accounting to hedge a part of TORM's payments in 2009 regarding administrative and operating expenses denominated in DKK. The interest rate swaps with a fair value of USD (6.3) million (2007: USD (0.6) million) are designated as hedge accounting to hedge a part of TORM's interest payments during the period 2009 to 2013. The bunker hedge contracts with a fair value of USD (44.0) million (2007: USD 3.3 million) are designated as hedge accounting to hedge a part of TORM's bunker expenses during 2009. The Forward Freight Agreements with a fair value of USD 16.7 million (2007: USD 6.0 million) are designated as hedge accounting to hedge a part of TORM's revenue during 2009. The gains or losses on these contracts will be recognized in the income statement together with the hedged items.

NOTE 24 - FINANCIAL AND COMMERCIAL RISKS – (in USD million)

EXCHANGE RATE RISK

TORM uses USD as functional currency because the majority of the Company's transactions are denominated in USD. Foreign exchange risk is limited to those cash flows that are not denominated in USD. The primary risk relates to transactions denominated in DKK, EUR and SGD and relate to administrative and operating expenses. Administrative expenses relating to these currencies include salaries to the majority of the Company's land-based staff, rent and travel expenses. Some 83% of the Company's administrative expenses are denominated in currencies other than USD, of which DKK and EUR account for approximately 72%.

Operating expenses are those expenses relating to the operation of vessels. These include wages to Danish seafarers and expenses relating to purchases of spare parts, etc. Some 28% of the operating expenses are denominated in currencies other than USD, of which DKK and EUR account for approximately 23%.

It is the Company's policy to minimize the impact of exchange rate fluctuations on the financial statements and on the financial position of the Company. DKK cash flows are hedged for a period of up to 12 months forward, typically by entering into forward foreign exchange contracts. As of 31 December 2008, the total value of the contracts was USD (0.3) million.

Other significant cash flows in non-USD related currencies occur occasionally, including certain of the Company's purchase options denominated in JPY. These are normally hedged as soon as the position is recognized as a liability for the Company. Forward foreign exchange contracts and other foreign exchange contracts are traded subject to specific risk policies and guidelines approved by the Board of Directors including trading limits, segregation of duties and other internal control procedures.

The Company seeks to the extent possible to ensure that its foreign exchange rate hedges qualify for hedge accounting.

All things being equal, a change in the USD exchange rate of 1% in relation to DKK would result in a change in profit before tax and equity as follows:

Sensitivity to changes in the USD/DKK exchange rate	2007	2008

Changes at an increase in the USD exchange rate of 1% in relation to DKK:
Changes in profit before tax	0.8	0.9
Changes in equity	0.1	0.1

At year-end 2007, TORM had forward hedging contracts of USD 55 million against DKK in respect of operating costs for 2008. In 2008, TORM entered into exchange rate contracts for the sale of USD 167 million against DKK and sold USD 8 million spot in order to cover the DKK cash requirements for operating costs and dividends in 2008. As such, in 2008 spot and term exchange contracts for a total of USD 230 million were unwound at an average exchange rate of 5.17 as against the average exchange rate for the year of USD against DKK of 5.09. Furthermore, TORM sold USD 23 million with value in 2009 at an exchange rate of 5.31 against DKK.

In 2007, with settlement in 2008, TORM had entered into an agreement to purchase put-options in the amount of USD 15 million against DKK. With regard to the put-options, TORM can sell USD to the counterpart at an average exchange rate of 5.02 to the DKK. Also in 2007, with settlement in 2008, TORM had entered into an agreement to sell a call-option in the amount of USD 40 million against DKK. With regard to the call-option, TORM is obliged to sell USD to the counterpart at an average exchange rate of 5.50 to the DKK. In 2008, TORM entered into an agreement to buy a call-option of USD 40 million against DKK with the same specifics as the sold call-options.

INTEREST RATE RISK

TORM's interest rate risk generally relates to its interest-bearing mortgage debt. All the Company's loans for financing vessels are denominated in USD, and most are floating rate loans.

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

The profile of the instruments always matches the profile of the particular loan in question. When assessing interest rate risk hedging for its loan portfolio, TORM takes into consideration expected interest rate developments and future changes to the composition of the fleet. In 2008, the Company entered into interest rate swaps with a contract value of USD 662 million. At year-end, the interest rates for 60% of the Company's debt had been hedged through interest rate swaps or fixed-rate agreements.

Interest rate swaps and other interest rate contracts are traded subject to specific risk policies and guidelines approved by the Board of Directors including trading limits, segregation of duties and other internal control procedures.

The Company seeks to the extent possible to ensure that its interest rate hedges qualify for hedge accounting.

All things being equal, a change in the interest rate level of 1% point on the unhedged variable interest debt will result in a change in the interest rate expenses as follows:

SENSITIVITY TO CHANGES IN INTEREST RATES	2007	2008

Changes at increase in the interest rate level of 1% point:
Increase in interest rate expenses	8.0	6.8

TORM's interest-bearing USD debt increased from year-end 2007 to year-end 2008 by USD 67 million to USD 1,723 million. Of TORM's mortgage debt in USD with variable interest rates USD 213 million will be due within a 12-month period and USD 927 million after 1 – 5 years. The average effective interest rate is between 1.3% and 5.5%. The portion of the interest swaps hedging the USD mortgage debt with maturity within 1 year was USD 55 million and USD 415 million after 1 – 5 years. The average effective interest rates were between 2.9% and 4.7%. The market value of TORM's interest rate swaps was USD -38.6 million at year-end 2008 (2007: USD -2.6 million). Please refer to note 15 for further details regarding our interest bearing debt.

At year-end, TORM had covered 60% of its total 2009 interest costs at an average rate of 4.1% including margin. For the period 2010-2011, the coverage is 37%. The fixed interest debt has an average period of 3.3 years remaining, expiring between 2009 and 2013.

MOVEMENT IN BUNKER PRICES

The Company's operating profit is affected by movements in the price of fuel oil consumed by the vessels – known in the industry as bunkers. To cover this risk, the Company hedges the price of part of its bunker requirements. Within the tanker pools, bunker requirements are hedged when contracts of affreightment covering several voyages have been concluded at a fixed freight rate. Coverage is usually provided for a period of up to 12 months forward.

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

In 2008, TORM covered 18% of its bunker requirements using hedging instruments. As at 31 December 2008, TORM had hedged the price for 12.5% of its bunker requirements in the spot market for 2009, and the total market value of bunker hedge contracts at year-end was USD -43.1 million (2007: 1.9 million) of which the spot market contracts amounted to USD -29.7 million (2007: 0.1 million).

TORM applies hedge accounting to certain bunker hedge contracts. Hedge accounting is applied systematically and is based upon specific policies.

All things being equal, a price change of 1% per ton of bunker oil would lead to the following change in expenditure based on the expected bunker consumption:

SENSITIVITY TO CHANGES IN BUNKER PRICES	2007	2008

Changes at increase in the bunker prices of 1% per ton:
Changes in bunker expenses	1.4	1.5

MOVEMENT IN FREIGHT RATES

The Company's income is principally generated from voyages carried out by its fleet of vessels. As such, TORM is exposed to the considerable volatility that characterizes freight rates. In the tanker segment, TORM's primary risk objective is to reduce the sensitivity to the volatility of freight rates by achieving economies of scale and optimizing the product offered to customers.  Within tanker pools, freight income is to a certain extent covered against volatility through the use of physical contracts, such as cargo contracts and time charter agreements with a duration of 6-24 months. In addition to these, TORM uses financial instruments such as forward freight agreements (FFAs) and paper-based time charter contracts, with a coverage of typically 6-12 months forward, based on market expectations and in accordance with the Company's risk management policies. In 2008, 56% of freight earnings deriving from the Company's tankers were secured in this way. Time charter parties accounted for 80% of overall hedging, as this hedging instrument resulted in higher rates than those offered by the forward market. In 2008, the Company entered into FFAs with a total contract value of USD 355 million. FFA trade and other freight-related derivatives are subject to specific risk policies and guidelines approved by the Board of Directors including trading limits, stop-loss policies, segregation of duties and other internal control procedures. Transactions are registered in an industry-developed IT system, which provides mark-to-market reports to Management and input for financial reporting. On a limited scale and within the boundaries set out by the Board of Directors, the Company from time to time enters into FFAs as a supplement to the physical positions in vessels. In the bulk segment, TORM is a relatively small market participant, and the Company reduces sensitivity to the volatility of freight rates primarily by entering into time charter agreements, typically of 12 to 24 months' duration. The company does not make use of FFAs in the dry bulk market.

All things being equal, a freight rate change of USD/day 1,000 would lead to the following change in profit before tax based on the expected number ofearning days for the coming financial year during which the Company's vessels have not already been chartered out at fixed rates:

SENSITIVITY TO CHANGES IN FREIGHT RATES	2007	2008

Changes in freight rates of USD/day 1,000:
Full year pre-tax profit change (in USD million)	14.2	20.4

TORM applies hedge accounting to certain FFA contracts. Hedge accounting is applied systematically and is based upon specific policies.

COUNTERPARTY RISKS

2008 was the year when the concept of counterparty risk truly became an issue in the shipping industry. This led to considerably reduced access to capital which in the second half of 2008 in particular resulted in a notable decrease in the volume of transported goods and a resulting impact on prices. The Company formed policies to handle such situations on counterparts. The enhanced focus on this revealed that the established policies have been effective, and as at the end of 2008 the Company has not suffered any direct losses on counterparts as a result of the financial crisis.

The Company's counterparty risks are associated partly with receivables, cash and cash equivalents and partly with derivative financial instruments and commodity instruments with positive fair value and with prepayment for vessels under construction. The maximum counterparty risk associated with financial assets is equal to the values recognized in the balance sheet.

The majority of TORM's customers are companies that operate in the oil industry. It is assessed that these companies are widely being affected by the same risk factors as those identified for TORM's Tanker Division.

In the Tanker Division, a major portion of the Company's freight revenues is concentrated on a small group of customers. The concentration of earnings on a few customers requires extra attention to credit risk, but for the Company's major customers it is very likely that more than one transport is ongoing at any one time, and TORM will thus have security in the cargoes. TORM has a credit policy under which continued credit evaluations of new and existing customers take place. For long-standing customers, it is normal practice that the payment of freight takes place after a vessel has discharged her cargo. For newer, smaller and less well-known customers, the Company's financial risk is limited by the fact that most often it is a condition that freight is paid prior to the cargo's discharge or, alternatively, that a suitable guarantee is placed in lieu thereof.

Unlike the product tanker market, the bulk market is very fragmented and characterized by a large proportion of operating companies. Due to the relatively longer contracts in the Bulk Division for periods of 12 to 24 months, vessels are only chartered out to large, reputable customers that are well-known to TORM, regardless of whether a higher charter rate could potentially have been obtained from other, smaller and unknown customers.  In 2009, the Company has already entered agreements to limit counterparty risks, and at the same time the Company's coverage in 2009 is limited.

In terms of freight, financial instruments are only traded with major banks with a high credit rating and with highly reputed partners with a satisfactory credit rating. The largest counterparts with respect to FFA trades are Morgan Stanley and Goldman Sachs. Open positions with each of these accounted for 2-4% of the volumes traded in 2008. Credit risk has been reduced as new trades are mainly entered into through the clearing house Norsk Oppgjørs Central (NOS). The Company enters into FFAs in the Tanker Division, but not in the Bulk Division.

The Company's receivables therefore primarily consist of receivables from voyages in progress at year-end and, to a lesser extent, of outstanding demurrage. For the past five years, the Company has not experienced any significant losses in respect of charter payment or any other freight agreements.

With regard to the collection of demurrage, the Company's average stands at 95-97%, which is considered to be satisfactory given the differences in interpretation of events. At year-end, demurrage represented approximately 11% of the total freight revenues.

The Company had relatively large amounts of cash and cash equivalents throughout most of 2008, and as the banking sector weakened during the year, increased caution was needed in placing cash with the Company's banking partners. Accordingly, the Company made the decision only to place cash with banks covered by a government guarantee as these were introduced during the autumn.

NOTE 25 - FINANCIAL INSTRUMENTS ( in USD million)

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES AS DEFINED IN IAS 39:	2007	2008

Loans and receivables
Loans to jointly controlled entities	110.0	42.2
Freight receivables, etc.	89.9	120.2
Other receivables	22.3	45.0
Cash and cash equivalents	105.0	168.3
Total loans and receivables	327.2	375.7
Available-for-sale financial assets
Other investments	11.0	6.4
Total available-for-sale financial assets	11.0	6.4
Derivative financial instruments (assets)
Other financial assets (held for trading)	46.0	41.7
Other receivables (held for trading)	3.8	9.2
Other receivables (hedge accounting)	9.3	16.7
Total derivative financial instruments (assets)	59.1	67.6
Financial liabilities measured at amortized cost
Mortgage debt and bank loans	1,653.3	1,718.2
Trade payables	42.6	49.0
Other liabilities	25.7	50.5
Total financial liabilities measured at amortized cost	1,721.6	1,817.7
Derivative financial instruments (liabilities)
Acquired liabilities related to options on vessels (held for trading)	31.6	10.7
Other liabilities (held for trading)	4.3	40.1
Other liabilities (hedge accounting)	0.6	50.5
Total derivative financial instruments (liabilities)	36.5	101.3

The fair value of the financial assets and liabilities above equals the carrying amount except for mortgage debt and bank loans for which the fair value can be found in Note 15.

Other financial assets comprise of TORM's rights to share of gain on purchase options on vessels, which were acquired as part of OMI. The options have been valued using a Monte Carlo simulation model where the key inputs are the expected volatility on the vessel prices and the estimated vessel price today for all vessels ages. The volatility on vessel prices is based on the long term volatility of 5-year-old vessels and estimated to 15% and vessels prices are based on broker valuations at year-end.

NOTE 26 – RELATED PARTY TRANSACTIONS

The members of the Company's Board of Directors and Senior Management, near relatives to these persons and companies where these persons have control or exercise significant influence are considered as related parties.

Mr. Niels Erik Nielsen, Chairman of the Board of Directors, is a practicing partner in the law firm Bech-Bruun. Bech-Bruun has rendered legal assistance during the financial year as one of a number of law firms. The firm's fee of USD 0.2 million (2007: USD 0.3 million, 2006: USD 0.3 million) is based upon the amount of time spent by the firm.

Mr. Stefanos-Niko Zouvelos, member of the Board of Directors, is General Manager of Beltest Shipping Company Limited. TORM has during the year paid USD 5.3 million (2007: USD 6.8 million, 2006: USD 8.5 million) to an entity owned by Beltest Shipping Company Limited under a time charter agreement involving one product tanker vessel.

 There have not been any other transactions with such parties during the financial year.

Management remuneration is disclosed in note 4.

It is considered that no single person has control over the Group or the Parent Company.

NOTE 27 - ENTITIES IN THE GROUP

Parent company:
TORM A/S		Denmark

Investments in subsidiaries*)			Investments in jointly controlled entities*):
Torm Singapore (Pte) Ltd.	100%	Singapore	Long Range 2 A/S	50%	Denmark
Amazon Shipping LLC	100%	Marshall Islands	LR2 management K/S	50%	Denmark
Neches Shipping LLC	100%	Marshall Islands	TT Shipowning K/S	50%	Denmark
TORM Norge AS	100%	Norway	Torghatten & Torm Shipowning Aps	50%	Denmark
TORM USA LLC	100%	Delaware	UT Shipowning K/S	50%	Denmark
Long Range 1 A/S	100%	Denmark	Ugland & Torm Shipowning ApS	50%	Denmark
Medium Range A/S	100%	Denmark	OMI Corporation	50%	Marshall Islands
LR1 Management K/S	100%	Denmark	Brazos Shipping LLC**)	50%	Marshall Islands
MR Management K/S	100%	Denmark	Horizon Shipping LLC**)	50%	Marshall Islands
Charente Shipping LLC	100%	Marshall Islands	FR8 Holdings Pte. Ltd.	50%	Singapore
Fox Shipping LLC	100%	Marshall Islands	TORM SHIPPING (PHILS.), INC.	25%	Philippines
Garonne Shipping LLC	100%	Marshall Islands
Horizon Shipping LLC	100%	Marshall Islands
Kansas Shipping LLC	100%	Marshall Islands
Loire Shipping LLC	100%	Marshall Islands
Madison Shipping LLC	100%	Marshall Islands
Moselle Shipping LLC	100%	Marshall Islands
Ohio Shipping LLC	100%	Marshall Islands
Platte Shipping LLC	100%	Marshall Islands
Republican Shipping LLC	100%	Marshall Islands
Rhone Shipping LLC	100%	Marshall Islands
Rosetta Shipping LLC	100%	Marshall Islands
San Jacinto Shipping LLC	100%	Marshall Islands
Saone Shipping LLC	100%	Marshall Islands
Tevere Shipping LLC	100%	Marshall Islands
Thames Shipping LLC	100%	Marshall Islands
Trinity Shipping LLC	100%	Marshall Islands
Wabash Shipping LLC	100%	Marshall Islands
Ottawa Shipping LLC	100%	Marshall Islands
Tamar Shipping LLC	100%	Marshall Islands
Ruby Shipping LLC	100%	Marshall Islands
Ganges Shipping LLC	100%	Marshall Islands
Tiber Shipping LLC	100%	Marshall Islands
OMI Marine Service Ltd.	100%	Delaware
OMI Holding Ltd.	100%	Mauritius
TORM Shipping India Private Limited	100%	India
OMI Crewing Service Ltd.	100%	Bermuda

TORM is participating in a number of joint ventures, primarily the MR Pool, the LR1 Pool and the LR2 Pool, which are not legal entities.

The investments in these joint ventures are included as investments in jointly controlled operations.

*)         Companies with activity in the financial year.
**)        Jointly controlled entities until 1 October 2008.

The following represents the income and expenses and summarized balance sheet data for jointly controlled entities:

USD million	2006	2007	2008

Revenue	0.0	48.6	137.7
Port expenses, bunkers and commissions	0.0	(6.3)	(27.4)

Time Charter Equivalent Earnings	0.0	42.3	110.3
Charter hire and operating expenses	0.0	(20.4)	(67.8)

Gross profit (Net earnings from shipping activities)	0.0	21.9	42.5
Profit on sale of vessels and interests	0.0	0.0	1.6
Administrative expenses	(1.7)	(15.5)	(17.2)
Other operating income	2.8	3.1	21.9
Income from investments	0.0	0.0	(5.5)
Depreciation and impairment losses	0.0	(9.6)	(11.1)

Operating profit	1.1	(0.1)	32.2
Financial income	0.1	5.8	4.4
Financial expenses	0.0	(11.7)	(9.1)

Profit before tax	1.2	(6.1)	27.5
Tax expenses	0.0	(0.0)	(0.4)

Net profit for the year	1.2	(6.1)	27.1

Non-current assets	16.2	114.1	270.3
Current assets	2.7	25.9	119.0

Non-current liabilities	15.8	126.8	140.9
Current liabilities	0.0	16.7	104.6

NEWBUILDING CONTRACTS AND PURCHASE OPTIONS ON VESSELS IN JOINTLY CONTROLLED ENTITIES

As at 31 December 2008, 0 newbuildings (2007: 1 newbuilding) was contracted in jointly controlled entities.
The total outstanding contractual commitment for newbuildings amounted to USD 0 million (2007: USD 37 million) as at 31 December 2008. As at 31 December 2008 3 purchase options were exercised (2007: 0 purchase options) in jointly controlled entities. The total outstanding contractual commitment for the exercised purchase options on vessels amounts to USD 78 million (2007: USD 0 million) as at 31 December.

GUARANTEE AND CONTINGENT LIABILITIES IN JOINTLY CONTROLLED ENTITIES

`During the year, certain third parties have initiated legal claims against a subsidiary of FR8 Holdings Pte. Ltd., for commissions in respect of time and voyage charters negotiated while service agreements with them were in force. The total amount of claims is estimated to be in the region of USD 15 million. This estimate is calculated based on alleged exposure in relation to all commissions due in respect of time and voyage charters over the next few years, up to 2012. In turn, the subsidiary of FR8 Holdings Pte. Ltd claimed USD 3 million against these third parties for breaches of the service agreements.

NOTE 28 - EARNINGS PER SHARE

	2006	2007	2008

Net profit for the year (USD million)	234.5	791.7	361.4

Million Shares
Average number of shares	72.8	72.8	72.8
Average number of treasury shares	(3.4)	(3.6)	(3.6)

Average number of shares outstanding	69.4	69.2	69.2
Dilutive effect of outstanding share options	0.0	0.2	0.3

Average number of shares outstanding incl. dilutive effect of share options	69.4	69.4	69.5

Earnings per share (USD)	3.4	11.4	5.2

Diluted earnings per share (USD)	3.4	11.4	5.2

When calculating diluted earnings per share for 2008, 2,104,799 share options have been omitted as they are out-of-the-money, but potentially the share options might dilute earnings per share in the future.

NOTE 29 - APPROPRIATION OF NET PROFIT FOR THE YEAR INCL. PROPOSED DIVIDEND

USD million	2006	2007	2008
Proposed appropriation of net profit for the year in the Parent Company, TORM A/S:
Proposed dividend	73.9	64.5	55.1
Retained profit	114.5	709.0	141.3

Net profit for the year	188.4	773.5	196.4

Total equity in the Parent Company, TORM A/S:
Common shares	61.1	61.1	61.1
Treasury shares	(18.1)	(18.1)	(18.1)
Revaluation reserves	579.8	7.3	(0.1)
Retained profit	513.1	874.1	965.0
Proposed dividend	73.9	64,5	55.1
Hedging reserves	5.6	8.7	(33.8)
Translation reserves	6.0	5.9	5.9

Total equity	1,221.4	1,003.5	1,035.1

Proposed dividend per share (USD)*)	1.0	0.9	0.8
Dividend per share paid (USD)*)	1.9	6.1	1.8

*) The difference between proposed dividend per share in USD in 2007 and dividend per share paid in USD in 2008 relates to the extraordinary dividend paid in 2008 and the change in the USD/DKK exchange rate as the dividend is paid in DKK.

NOTE 30 – CASH FLOWS

	2006	2007	2008
REVERSAL OF OTHER NON-CASH MOVEMENTS:
Amortization of acquired assets and liabilities	0.0	(14.4)	(17.4)
Share-based payment		2.0	8.9
Adjustment on derivative financial instruments	3.9	(1.9)	0.0
Exchange rate adjustments	1.7	12.8	0.4
Other adjustments	0.4	4.3	0.3

Total reversal of other non-cash movements	6.0	2.8	(7.8)

NOTE 31 – FINAL OMI PRE-ACQUISITION BALANCE SHEET

USD million	Book value	Fair value adjustment	Fair value
Intangible assets	7.5	5.9	13.4
Tangible fixed assets	581.2	382.6	963.8
Other financial assets	0.0	46.2	46.2
Freight receivables, etc.	30.0	0.0	30.0
Other receivables	3.0	0.0	3.0
Prepayments	9.7	0.0	9.7
Cash and cash equivalents	41.9	0.0	41.9
Mortgage debt and bank loans	(261.4)	(14.7)	(276.1)
Acquired liabilities related to options on vessels	0.0	(31.6)	(31.6)
Other financial liabilities	0.0	(2.1)	(2.1)
Trade payables	(13.2)	0.0	(13.2)
Acquired time charter contracts	0.0	(42.3)	(42.3)
Other liabilities	(45.3)	0.0	(45.3)
Deferred income	(4.5)	0.0	(4.5)

Net assets acquired	348.9	344.0	692.9
Goodwill			89.2

Cost of acquisition from joint venture 1 August 2007			782.1

Tangible fixed assets still owned by joint venture	68.3
Movements in the period from 8 June to 31 July 2007:
Share of net result	(4.6)
Marketable securities sold	28.5
Other repayment	36.6

Consideration paid in cash for 50% of OMI 8 June 2007	910.9
Cash and cash equivalents, acquired 8 June 2008	(100.7)

Net cash outflow	810.2

The pre-acquisition balance sheet as per August 1, 2007 of the OMI Corporation acquisition is now final. Changes from 31 December 2007 relate to the valuation of certain derivative financial instruments and have resulted in a net increase in goodwill of USD 1.5 million.

ITEM 19.   EXHIBITS

Number	Description of Exhibits
1.1	____ Amended and Restated Articles of Association for TORM A/S (the "Company") and English Translation(1)
1.2	____ Rules of Procedure for the Board of Directors of the Company and English Translation (2)
2.2	____ Form of Depository Agreement between Deutsche Bank and the Company (2)
4.1	____ The Company's Employee Stock Purchase Plan (2)
4.2

____    Transaction Agreement, dated April 17, 2007, among Teekay Corporation, the Company, Omaha, Inc. and OMI Corporation (incorporated by reference to the Form 8-K filed by OMI Corporation on April 20, 2007) (3)

4.3

____    Credit Agreement, dated April 17, 2007, among HSH Nordbank AG, Danske Bank A/S and the Company (incorporated by reference to the Schedule TO Amendment No. 2 filed by Teekay Corporation, the Company, Teekay Acquisition Holdings LLC and Omaha, Inc. on May 18, 2007) (3)

4.4

____    Joint Venture Agreement, dated as of April 17, 2007, among Teekay, Teekay Acquisition Holdings LLC and the Company (incorporated by reference to the Schedule TO filed by Teekay Corporation, the Company, Teekay Acquisition Holdings LLC and Omaha, Inc. on April 27, 2007) (3)

8.1	____ List of the Company's subsidiaries
11.1	____ Code of Ethics (4)
12.1	____ Rule 13a-14(a)/15d-14(a) Certification of the Company's Principal Executive Officer
12.2	____ Rule 13a-14(a)/15d-14(a) Certification of the Company's Principal Financial Officer
13.1	____ Certification of the Company's Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	____ Certification of the Company's Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
_________________________

(1)	Incorporated by reference from 6-K filed on April 27, 2009.

(2)	Incorporated by reference from exhibit of same number to Registration Statement on Form 20-F, filed February 27, 2002 (File No. 000-49650).

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

(4)	Incorporated by reference from exhibit of same number to Registration Statement on Form 20-F, filed June 25, 2008 (File No. 000-49650).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

TORM A/S
	By:	/s/ Mikael Skov
Name: Mikael Skov Title: Chief Executive Officer
Date: June 25, 2009