Form 20-F
period 2009-12-31
TORM A/S
filed 2010-06-29
CIK 1168351

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[_]	REPORT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _________________

OR

[_]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes	No	X

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
Accounting Standards Board

Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

_______	Item 17	______	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No	X

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

	For the year ended December 31
	2005	2006 (1)	2007 (1)	2008	2009
	(in thousands of USD except for per share information)
IFRS financial data Consolidated income statement Data:
Revenue	586,611	603,717	773,612	1,183,594	862,251
Port expenses, bunkers and commissions	(124,968)	(150,364)	(172,182)	(264,050)	(217,356)
Freight and bunkers derivatives	3,194	620	2,894	(13,586)	(11,952)
Time charter equivalent earnings	463,837	453,973	604,324	905,958	632,943
Charter hire	(82,139)	(106,329)	(154,852)	(193,829)	(220,880)
Operating expenses	(66,744)	(77,624)	(115,547)	(174,333)	(169,556)
Gross profit (Net earnings from shipping activities)	314,954	270,020	333,925	537,796	242,507
Profit from sale of vessels	54,731	54,362	0	82,813	33,145
Administrative expenses	(29,596)	(34,470)	(54,960)	(89,906)	(78,194)
Other operating income	9,809	10,013	15,167	14,493	7,331
Share of results of jointly controlled entities	1,199	1,199	(6,058)	27,122	(2,256)
Impairment losses on jointly controlled entities	0	0	0	0	(20,000)
Depreciation and impairment losses	(47,866)	(58,914)	(89,083)	(126,068)	(132,775)
Operating profit	303,231	242,210	198,991	446,250	49,758
Financial income	25,946	39,339	681,088	16,175	6,090
Financial expenses	(29,813)	(40,514)	(75,871)	(102,354)	(74,896)
Profit before tax	299,364	241,035	804,208	360,071	(19,048)
Tax expenses	(1)	(6,523)	(12,531)	1,279	1,686
Net profit for the year	299,363	234,512	791,677	361,350	(17,362)

Balance sheet data (as of end of period):
Total assets	1,809,289	2,089,012	2,958,854	3,317,353	3,227,211
Non-current liabilities	783,648	701,852	986,463	1,575,450	1,717,901
Total liabilities	905,487	808,173	1,885,332	2,038,404	1,980,512
Equity/net assets	904,651	1,280,846	1,081,230	1,278,949	1,246,699
Common shares	61,098	61,098	61,098	61,098	61,098
No. of shares outstanding (2) (3)	72,800,000	72,800,000	72,800,000	72,800,000	72,800,000

Other financial data (2)
Dividends declared per share DKK	11.5	5.8	4.5	4.0	0
Dividends declared per share USD	1.8	1.0	0.9	0.8	0
Extraordinary dividend per share DKK	0	0	27.5	4.5	0
Earnings per share – basic	4.3	3.4	11.4	5.2	(0.3)
Earnings per share – diluted	4.3	3.4	11.4	5.2	(0.3)

1.
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

2.
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

Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our American Depository Shares or ADSs. Any of the risk factors could materially and adversely affect our business, financial condition or operating results and the trading price of our shares and ADSs.

Additional risks and uncertainties that we are not aware of or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity or results of operation.

Risks Relating to Our Industry

The product tanker and drybulk vessel sectors are cyclical and volatile, and this may lead to reductions and volatility in our charter rates when we re-charter our vessels, in vessel values and in results of operations

The product tanker and drybulk vessel sectors are cyclical with volatility in charter rates and industry profitability. The degree of charterhire rate volatility among different types of product tankers and drybulk vessels has varied widely. For example, tanker charter rates have declined from historical highs reached in mid-2008, and the decline in charter rates for Panamax and Capesize drybulk vessels has been even more pronounced, reaching near historically low levels in 2009 after reaching historical highs in mid-2008. If we enter into charters when charter rates are low, our revenues and earnings will be adversely affected.  We cannot assure you that we will be able to successfully charter our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably, meet our obligations or pay dividends. The factors affecting the supply and demand for product tankers and drybulk vessels are outside of our control and are unpredictable.  The nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for seaborne transportation of cargo include:

•	demand for and production of crude oil, refined petroleum products and drybulk products;

•	the distance cargo is to be moved by sea;

•	changes in oil production and refining capacity;

•	global and regional economic and political conditions, including armed conflicts and terrorist activities, embargoes and strikes;

•	environmental and other regulatory developments;

•
changes in seaborne and other transportation patterns, including changes in the distances over which cargo is transported due to geographic changes in where commodities are produced, oil is refined and cargoes are used; and

•	weather.

The factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	the vessel casualties;

•	the price of steel;

•	number of vessels that are out of service;

•	changes in environmental and other regulations that may limit the useful life of vessels; and

•	port or canal congestion.

We anticipate that the future demand for our vessels will be dependent upon continued economic growth in the world's economies, seasonal and regional changes in demand, changes in the capacity of the world's drybulk vessel and product tanker fleets, and the sources and supply of cargo to be transported by sea.  If the global vessel capacity increases in the shipping sectors in which we operate, but the demand for vessel capacity in these sectors does not increase or increases at a slower rate, the charter rates paid for our vessels could materially decline.  Given the large number of new vessels currently on order with shipyards, the capacity of the global fleet seems likely to increase and economic growth may not resume in areas that have experienced a recession or continue in other areas.  Adverse economic, political, social or other developments could have a material adverse effect on our business, financial condition, results of operations and our ability to pay dividends.

The downturns in the tanker and drybulk vessel charter markets may have an adverse effect on our earnings and adversely affect our ability to pay dividends

In response to a significant decline in oil prices during 2008, OPEC significantly reduced oil supply, contributing to a recovery, from a low in December 2008 to higher levels as of February 2010, in the price of West Texas Intermediate, or WTI, which is used as an industry benchmark for crude oil prices. During the last OPEC meeting, the ministers agreed to leave existing output targets unchanged in order to help economic recovery by avoiding further increases of oil prices during the economic recession.  The decline in oil supply had an adverse effect on the demand for tankers and tanker charter rates.

The tanker industry has an inherent volatility caused by seasonal demand fluctuations.  During the fall, refineries typically build stockpiles to cover demand for heating distillates during the winter.  Early in the spring the refineries move into a maintenance period in order to switch production to gasoline instead of heavy distillates.  This results in the reduction of required seaborne transportation of oil.  As a general pattern, demand for petroleum products during the summer months in the Northern Hemisphere is less than demand in the winter months.

The Baltic Dry Index (BDI), a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis covering Supramax, Panamax and Capesize drybulk vessels, recovered significantly in 2009 compared to the low of the fourth quarter of 2008.  The 2009 average of the BDI was about 300% higher than the December 2008 average.  However, this is still below the BDI's high reached in May 2008. Charter rates were severely affected in 2008 in part by the lack of availability of credit to finance both vessel purchases and purchases of commodities carried by sea, resulting in a significant decline in cargo shipments, and the excess supply of iron ore in China which resulted in falling iron ore prices and increased stockpiles in Chinese ports. There can be no assurance as to how long charter rates will remain at their current levels or whether they will experience significant volatility.

If these trends continue, in order to remain viable, we may not be able to resume dividend payments and we may have to sell vessels in our fleet and/or seek to raise additional capital in the equity markets or assume additional indebtedness.

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

If we sell any of our tankers or drybulk vessels at a time when vessel prices have fallen, the sale may be at less than the vessel's carrying amount on our financial statements, with the result that we shall incur a loss and a reduction in earnings.

An over-supply of tanker and drybulk vessel capacity may lead to reductions in charter rates and profitability

The market supply of tankers is affected by a number of factors such as demand for energy resources, oil, and petroleum products, waiting days in ports, as well as strong overall economic growth in parts of the world economy.  Factors increasing demand, and therefore tending to increase tanker supply, include the extension of refinery capacity in India and the Middle East up to 2011, exceeding the immediate consumption in these areas, which is expected to increase exports of refined oil products.  Factors that tend to decrease tanker supply include the phasing out of single-hull tankers due to legislation and environmental concerns and, to a lesser extent, the conversion of tankers to non-tanker purposes. The market supply of drybulk vessels has been increasing, with newbuildings delivered in significant numbers starting at the beginning of 2006 and continuing through 2010.  The number of drybulk vessels on order is currently near historic highs.  We believe shipyards are expected to operate more or less at full capacity with their present orderbooks for both tankers and drybulk vessels. An over-supply of tanker or drybulk vessel capacity may result in a reduction of charter rates. If a reduction occurs, upon the expiration or termination of our vessels' current charters, we may only be able to recharter our vessels at reduced or unprofitable rates or we may not be able to charter these vessels at all, which could have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends.

Our operating results from our fleet are subject to seasonal fluctuations, which may adversely affect our operating results in a given financial period

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The tanker sector is typically stronger in the fall and winter months in anticipation of increased consumption of oil and petroleum products in the northern hemisphere during the winter months. As a result, revenues from our tankers may be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, revenues may be stronger in fiscal quarters ended December 31 and March 31. The drybulk sector is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. As a result, we expect our drybulk revenues to be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, we expect our revenues to be stronger in fiscal quarters ended December 31 and March 31. This seasonality could have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends.

Political instability, terrorist or other attacks, war or international hostilities can adversely affect our business

Terrorist attacks such as the attacks on the United States on September 11, 2001, the bombings in Spain on March 11, 2004, and in London on July 7, 2005, and the attacks in Mumbai on November 26, 2008, and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continue to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition.  The continuing presence of the United States and other armed forces in Iraq and Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.  In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Future terrorist attacks are unpredictable and could result in increased volatility and turmoil of the financial markets in the United States and globally.  Any of these occurrences could have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends.

Our vessels may be damaged due to the inherent operational risks of the seaborne transportation industry and we may experience unexpected dry-docking costs, which may adversely affect our business and financial condition

Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting. If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at dry-docking facilities is sometimes limited and not all dry-docking facilities are conveniently located. We may be unable to find space at a suitable dry-docking facility or our vessels may be forced to travel to a dry-docking facility that is not conveniently located to our vessels' positions. The loss of earnings while these vessels are forced to wait for space or to steam to more distant dry-docking facilities could have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common stock to further decline

The United States and other parts of the world are exhibiting deteriorating economic trends and have been in a recession. For example, the credit markets worldwide and in the United States have experienced significant contraction, deleveraging and reduced liquidity, and the United States federal government, state governments and foreign governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission, or SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

During 2008 and 2009, a number of financial institutions in the United States and other parts of the world have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. These difficulties have resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios.  These difficulties have been compounded by a general decline in the willingness by banks and other financial institutions to extend credit.  These difficulties may adversely affect the financial institutions that provide our credit facilities and may impair their ability to continue to perform under their financing obligations to us, which could have an impact on our ability to continue to perform under their financing obligations to us, which could have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends.  The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide. As of December 31, 2009, we have total outstanding indebtedness of $1,781 million under our credit facilities.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, including proposals to reform the financial system, could have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends.

Tanker and drybulk vessel operations involve certain unique operational risks including environmental damage and damage to the vessels

The operation of tankers has unique operational risks associated with the transportation of oil and related oil products.  An oil spill may cause significant environmental damage, and a catastrophic spill could exceed the insurance coverage available.  Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.

The operation of drybulk vessels has certain unique operational risks. With a drybulk vessel, the cargo itself and its interaction with the ship can be a risk factor. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk vessels are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the drybulk vessel. Drybulk vessels damaged due to treatment during unloading procedures may be more susceptible to a breach to the sea. Hull breaches in drybulk vessels may lead to the flooding of their holds. If a drybulk vessel suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the drybulk vessel's bulkheads leading to the loss of the drybulk vessel.  We take out full P&I cover with P&I clubs within the International Group (IG). The P&I cover taken out for drybulk vessels covers the vessel owner's liabilities towards the owner of any damaged cargo, subject to the usual international conventions limiting such liability.

If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent these events. Any of these circumstances or events could have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

We are subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports

The operation of our vessels is affected by the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code.  The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies.  The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports, which could have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends.  As of the date of this document, each of our vessels is ISM code-certified.

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

If any vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable, which could have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends.

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

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us.  Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo impractical.  Any such changes or developments could have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends.

A further economic slowdown in the Asia Pacific region could exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations

We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of commodities in ports in the Asia Pacific region. As a result, negative changes in economic conditions in any Asia Pacific country, particularly in China, may exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. In recent years, China has been one of the world's fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. However, it is possible that China and other countries in the Asia Pacific region will experience slowed or even negative economic growth in the future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere.  A further economic downturn in any of these countries could have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations

Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five-year state plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through state plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken; with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends.

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

•	the U.S. Oil Pollution Act of 1990, or OPA;

•	the U.S Clean Air Act;

•	the U.S. Clean Water Act;

•	the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by the Protocol of 1992;

•	the International Convention for the Prevention of Pollution from Ships;

•	the International Maritime Organization, or IMO, International Convention for the Prevention of Marine Pollution of 1973;

•	the IMO International Convention for the Safety of Life at Sea of 1974;

•	the International Convention on Load Lines of 1966;

•	the U.S. Marine Transportation Security Act of 2002;

•	European Union regulations, which phase out single-hulled tankers in the case of all tankers flying the flag of a member state or entering or leaving EU ports;

•	the International Ship and Port Facilities Securities Code, which became effective in 2004; and

•	the International Code for the Construction and Equipment of Ships Carrying Liquefied Gases in Bulk.

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

A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. In addition, the recent oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes that may affect our operations or require us to incur additional expenses to comply with such regulatory initiatives or statues. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends.

Recent changes in environmental and other governmental requirements may adversely affect our operations

In December 2009, the U.S. Environmental Protection Agency finalized new nitrogen oxide emissions control standards and reduced sulfur content fuel standards applicable to newly built large marine (''Category 3'') engines, which are applicable to certain of our newer vessels. Category 3 engines are diesel engines that typically range in size from 3,000 to 100,000 horsepower, and are used for propulsion power on certain vessels such as container ships, oil tankers, bulk carriers, and cruise ships.  As of July 1, 2009, the State of California requires that both U.S. and foreign flagged vessels, subject to specified exceptions, use reduced sulfur content fuel of 1.5% for marine gas oil or 0.5% diesel oil when operating within 24 nautical miles of California's coastline.  As of January 1, 2012, these limits will both drop to 0.1% sulfur content.  In addition, as of January 1, 2010, the EU introduced a 0.1% maximum sulfur requirement for fuels used by ships at berth in EU ports. Although we are taking steps to ensure our vessels comply with these air emission regulations, enforcement of these industry-wide regulations by the U.S. Coast Guard, EPA or EU authorities and appropriate compliance measures could result in material operational restrictions in the use of our vessels, which could have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia.  Throughout 2008 and 2009, the frequency of piracy incidents against commercial shipping vessels increased significantly, particularly in the Gulf of Aden off the coast of Somalia.  For example, in November 2008, the M/V Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million.  In addition, in April 2010, our vessel MV TORM Ragnhild was subject to an attempted piracy attack in the Gulf of Aden, but this was successfully thwarted by multi-national forces.  If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones, as the Gulf of Aden temporarily was in May 2008, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.  In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances.  We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us.  In addition, detention hijacking, involving the hostile detention of a vessel, as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends.

Greenhouse gas restrictions may adversely impact our operations

A number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. Compliance with such measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program, any of which could have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends.

Risks Relating to Our Business

Servicing our debt limits funds available for other purposes and, if we cannot service our debt, we may lose some or all of our vessels, restricting our ability to conduct our business

We must dedicate a large part of our cash flow to paying principal and interest on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes. Our debt level of approximately USD 1,804,332,000, as of December 31, 2009, also makes us vulnerable to economic downturns and adverse developments in our business.  If we expand our fleet beyond vessels already financed, we will need to take on additional debt, which would increase our ratio of debt to equity. Our inability to service debt could also lead to acceleration of our debt and the foreclosure of all or a portion of our fleet, which could have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends.

Certain of our loan agreements contain restrictive covenants, which may limit our liquidity and corporate activities and prevent proper service of debt

Some loan agreements impose operating and financial restrictions upon us. These restrictions may limit our ability to:

•	change the management of our vessels without the lenders' consent (which they are not entitled to unreasonably withhold); and

•	enter into mergers or corporate restructurings, or effect material divestments, if such would be materially adverse to the company.

Our lenders' interests may be different from ours and we cannot guarantee that we will be able to obtain our lenders' permission when needed. This may prevent us from taking actions that are in our best interest and could have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends.

The market values of our vessels may decrease, which could limit the amount of funds that we can borrow and may decrease our earnings

Our loan agreements do not contain any vessel minimum value clauses and our rights and obligations under the loan agreements will not be affected by a decrease of the market values of our vessels. However, should the market values of our vessels decrease, it would limit the amount of new funds available under our available credit facilities and under future loan facilities.

The fair market values of our vessels have generally experienced high volatility. The market prices for secondhand drybulk vessels are near historically low levels and prices for tanker vessels have dropped dramatically as well. The market value of our vessels fluctuate depending on general economic and market conditions affecting the shipping industry, prevailing charter rates, competition from other shipping companies and other modes of transportation, types, sizes and age of vessels, applicable governmental regulations and the cost of constructing newbuildings. The market value of our fleet may decline as a result of a downswing in the historically cyclical shipping industry. In addition, as vessels grow older, they generally decline in value.

If the fair market value of our vessels declines, that may lead to an impairment adjustment to our consolidated financial statements and may ultimately have an adverse effect on our ability to meet certain financial covenants in our loan agreements. In addition, if we sell one or more of our vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our consolidated financial statements, the sale price may be less than the vessel's carrying value on our consolidated financial statements, resulting in a loss and a reduction in earnings. Furthermore, if vessel values fall significantly, we may have to record an impairment adjustment in our financial statements, which could adversely affect our financial results.  These results could have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends.

Our earnings may be adversely affected if we do not successfully employ our vessels on time charters, in pools or take advantage of the current spot market

We employ the majority of our vessels on spot voyage charters or short-term time charters. Our operating results will therefore depend on the prevailing charter rates in a given time period. Charter rates are based in part on supply and demand and are extremely competitive. Significant fluctuations in charter rates will result in significant fluctuations in the utilization of our vessels and our profitability. Although we charter out some of our vessels on long-term time charters when we want to lock in favorable charter rates and generate predictable revenue streams, our vessels that are committed to time charters may not be available for spot voyages during an upswing in the shipping industry, when spot voyages might be more profitable. We are impacted by any increase or decrease in market rates. If rates were to decrease significantly, we may not utilize our fleet fully and our earnings could be adversely impacted, which could have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends.

Rising fuel prices may adversely affect our profits

Fuel is a significant, if not the largest, operating expense for many of our shipping operations, except when our vessels are under period charter, in which case the charterer pays fuel costs. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. As a result, an increase in the price of fuel may adversely affect our profitability, which could have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends. Additionally, fuel may become much more expensive in future, which may further reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

We are subject to certain risks with respect to our counterparties on contracts and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business

We enter into forward freight agreements (FFAs), forward currency exchange contracts, bunker and interest rate hedging contracts and employ our vessels on Contracts of Affreightment (COAs), fixed rate time charters and voyage charters. Our FFAs, forward currency exchange contracts, bunker and interest rate hedging contracts, COAs and vessel charters subject us to counterparty risks.  The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include general economic conditions, the condition of the shipping industry, the overall financial condition of the counterparty, the charter rates received for specific types of vessels and various expenses. In addition, in depressed market conditions, our charterers may no longer need a vessel that is currently under charter or may be able to obtain a comparable vessel at lower rates.  As a result, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends.

We may not have adequate insurance to compensate us if one of our vessels is involved in an accident

We procure insurance for our fleet against those risks that we believe the shipping industry commonly insures against. These insurances include hull and machinery insurance, protection and indemnity insurance, including environmental damage and pollution insurance coverage, and war risk insurance. We carry insurance against loss of hire as well. We can give no assurance that we are adequately insured against all risks. We may not be able to obtain adequate insurance coverage at reasonable rates for our fleet in the future. The insurers may not pay particular claims. Our insurance policies contain deductibles for which we will be responsible, limitations and exclusions, which although we believe are standard in the shipping industry, may nevertheless increase our costs or lower our revenue, which could have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends.

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

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of December 31, 2009, our fleet of owned vessels included six vessels more than 10 years of age. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine and hull technology. After vessels reach 15 years of age, the majority of charterers and oil companies may impose restrictions on vessels that make it more difficult to trade the vessels with optimal flexibility. In addition, these older vessels must meet certain hull thickness tests. Furthermore, cargo insurance rates increase for vessels over 15 years of age, making them less desirable to charterers. However, vessels of comparable tonnage to those in our fleet are generally estimated to have a useful lifetime of 25 years.

Governmental regulations, safety or other equipment standards related to the age of a vessel may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions may not justify such expenditures or enable us to operate them profitably for the remainder of their useful life, which could have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends.

We may not successfully implement the cost-saving initiative "Greater Efficiency Power" that is presently underway

In 2009, we initiated a program named "Greater Efficiency Power" aimed at increasing operating efficiency and reducing vessel operating expenses as well as general administrative expenses.  Vessel operating expenses are incurred by our fleet of owned vessels and primarily consist of crew wages and associated costs, insurance premiums, lubricants and spare parts, and repair and maintenance costs.  These expenses depend on a variety of factors, many of which are beyond our control.  Some of these costs, primarily relating to insurance and enhanced security measures, have been increasing and may increase in the future.  In addition, the success of the Greater Efficiency Power program in achieving further reductions in general administrative costs will depend on our ability to identify further efficiency improvements in our administrative processes.  Failure to realize the anticipated cost-saving benefits of the Greater Efficiency Power program could have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends.

Because we generate nearly all of our revenues in U.S. dollars, but incur some of our expenses in Danish Kroner and other currencies, exchange rate fluctuations could hurt our results of operations

In 2009, we generated nearly all of our revenues in U.S. dollars but incurred approximately 83% of our expenses in U.S. dollars, or USD, and approximately 14% in Danish Kroner, or DKK. A change in exchange rates could lead to fluctuations in our reported financial results, which could have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends.

Interest rate fluctuations, including the recent volatility in LIBOR, may significantly affect our loan payments, which could adversely affect our profitability, earnings and cash flow

As of December 31, 2009, 92% of our loans bore interest at floating rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders. LIBOR has decreased significantly during the year as a result of the financial crisis and the continued low interest environment. Because the interest rates borne by much of our outstanding indebtedness fluctuates with changes in LIBOR, if this volatility were to continue, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow. As of December 31, 2009, we had entered into interest swap agreements expiring between 2010 and 2013 for approximately 34% of the then outstanding principal amounts of our loans, that may mitigate some of our exposure to the risk of rising interest rates. However, increases in interest rates will increase our payments under loans not covered by caps of the interest rates of our loans and swap agreements and may negatively affect our earnings and cash flow, which could have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends.

Maritime claimants could arrest our vessels, which could interrupt our cash flow

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions a maritime lien holder may enforce its lien by arresting a vessel and commencing foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay a substantial sum of money to have the arrest lifted, which could have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends.  None of our vessels have been arrested by a maritime lien holder.

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

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings

A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends.  None of our vessels have been requisitioned by a government for title or hire.

Because we are a non-U.S. corporation, you may not have the same rights that a creditor of a U.S. corporation may have and it may be difficult to serve process on or enforce a United States judgment against our officers, our directors and us

We are a Danish company and our executive offices are located outside of the United States. Our officers and directors and some of the experts named in this document reside outside of the United States. In addition, substantially all of our assets and the assets of our officers, directors and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons or enforcing any judgments obtained in U.S. courts to the extent assets located in the United States are insufficient to satisfy the judgments. In addition, original actions or actions for the enforcement of judgments of U.S. courts with respect to civil liabilities solely under the federal securities laws of the United States are not enforceable in Denmark. See "Information about the Enforceability of Judgments and the Effect of Foreign Law."

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

We expect that our Danish subsidiaries will qualify for tax exemption under the tax treaty between the United States and Denmark.  However, our non-Danish subsidiaries may not qualify for exemption under Section 883 for the 2009 taxable year unless we are able to obtain certain certifications from our shareholders.  As of the date of this filing, we have not been able to obtain these certifications, although we intend to continue our efforts.  If we are unable to obtain these certifications, our non-Danish subsidiaries would be subject to United States federal income tax on our United States source income derived during our 2009 taxable year. We can give no assurances on our tax-exempt status or that of any of our subsidiaries.

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

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences and information reporting obligations. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our ADSs, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our ADSs.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We are TORM, a Danish shipping company founded in 1889 under the Danish Companies Act that is engaged primarily in the ownership and operation of product tankers and dry bulk carriers. We have also provided liner and offshore marine service vessels, but ceased these services in September 2002 and December 2003, respectively. Our product tankers primarily carry refined products such as naphtha, gasoline, gas oil, jet fuel, and diesel oil. Our dry bulk vessels carry commodities such as coal, iron ore and grain. Our vessels trade worldwide. Our registered office and principal place of business is at Tuborg Havnevej 18, DK-2900 Hellerup, Denmark. Our telephone number is +45 3917 9200. All the financial information presented in Item 4 is in accordance with IFRS.

We provide transportation services by utilizing a fleet of vessels that we own, charter in on short and long-term time charters, or commercially manage as the manager of a pool or through contracts with third-party owners. We charter in tankers and bulk vessels as are needed by the pools we manage.

Our primary capital expenditures are in connection with the acquisitions of vessels. The book value of vessels as of December 31, 2009 amounts to 83% (2008: 78%) of the total assets. We are renewing the fleet on continuous basis. The average age of the entire fleet as of December 31, 2009 is 5.2 years.

Effective June 2007, TORM acquired the U.S. shipping company OMI Corporation located in Stamford, Connecticut, USA in collaboration with Teekay Shipping Corporation. TORM took over a total of 26 product tankers, 11 of which are MR tankers, 13 Handysize tankers and two are LR1 tankers.

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

Subsequent events

In April 2010, at our annual general meeting, our shareholders approved several agenda items including an amendment to our Articles of Association, as incorporated by reference in Item 19, and a proposal to authorize the issuance of convertible debt instruments for an amount up to DKK 700,000,000 (equivalent to USD 125,000,000).

B.	Business Overview

The Fleet

As of December 31, 2009, our fleet of owned vessels consisted of 64 product tankers and four dry bulk carriers. The total tonnage of those vessels is approximately 4,146,031 dwt. In addition, we chartered in 27 product tankers and nine dry bulk carriers and commercially managed approximately 38 vessels for third-party owners and charterers.

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

Division	2007	2008	2009

Product Tankers	82%	68%	82%

Dry Bulk Vessels	18%	32%	18%

Please refer to Item 5A for a description of revenue and gross profit per division.

Product Tanker Pooling Arrangements

We employ a significant part (approx. 80%) of our owned and chartered product tankers in three pooling arrangements, the LR2 Pool, the LR1 Pool and the MR Pool, along with vessels from several other shipping companies. The manager of each pool has the responsibility for the commercial management of the participating vessels, including the marketing, chartering, operation and bunker (fuel oil) purchase of the vessels. Each pool is administered by a pool board, which is comprised of representatives of each pool participant. The pool boards set the pools' policies and issue directives to the pool managers. The pool participants remain responsible for all other costs including the financing, insurance, manning and technical management of their vessels. The earnings of all of the vessels are aggregated and divided according to the relative performance capabilities of the vessel and the actual earning days each vessel is available. Please refer to Note 1 to our consolidated financial statements contained herein for further details relating to the treatment of income from pools.

The LR2 Pool

As of December 31, 2009, the LR2 Pool was comprised of 30 Aframax tankers that are all double-hull and mainly trade clean petroleum products. The commercial management is carried out via the limited partnership LR2 Management K/S, in which Long Range 2 A/S, a Danish corporation, is the general partner. We own 50% of all issued and outstanding voting stock of Long Range 2 A/S and a 50% interest in LR 2 Management K/S. Maersk Tankers, one of the pool participants, also owns a 50% interest in both entities. The other participants in this pool are Sanmar Shipping and Gotland Shipping (Bahamas) Ltd., and 13 of our vessels participated in this pool. The LR2 pool has also time chartered in one vessel, the charter of which is expected to end in 2010. If a participant wants to sell one of its vessels in the pool, it must give notice to the pool board two months in advance of such sale, and six months' notice is required for a participant to withdraw all of its vessels from the pool. No such notice has been given from any partner from January 1, 2009 to April 30, 2010.

The LR1 Pool

As of December 31, 2009, the LR1 Pool consisted of 31 Panamax tankers, and we serve as the sole manager of the pool. The other participants in this pool are Nordic Tankers A/S, Nordan Tankers 4 Inc., Reederei "Nord" Klaus E. Oldendorff Ltd.Skagerak Invest Limited and Gotland Shipping (Bahamas) Ltd. As of December 31, 2009, 20 of our owned and chartered vessels participated in this pool. If a participant wants to sell one of its vessels or withdraw all of them from the pool, it must give three months' advance notice to the pool board. In April 2010, Skagerak Invest Limited and Gotland Shipping (Bahamas) Ltd. have informed us that they will withdraw their five vessels in the LR 1 pool during 2010.

The MR Pool

The MR Pool is a pooling arrangement we have entered into together with Primorsk Shipping Corporation, Sanmar Shipping Ltd. Gotland Shipping (Bahamas) Ltd. and LGR di Navigazione S.P.A for the pooling of 41 Handymax product tankers as of December 31, 2009. We serve as the sole manager of the MR Pool. As of December 31, 2009, 33 of our vessels participated in this pool. If a participant wants to sell one of its vessels in the pool, it must give notice to the pool board three months in advance of such sale, and six months' notice is required for a participant to withdraw all of its vessels from the pool.  In April 2010, Gotland Shipping (Bahamas) Ltd. and LGR di Navigazione S.P.A have informed us that they will withdraw their five vessels in the MR pool during 2010.

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

The Industry - Tankers

The international product tanker industry provides seaborne transportation of crude and refined petroleum products for the oil market.  According to industry sources, tankers transported an amount of such products corresponding to 2,785 million tons in 2009, which is a decrease of 2.8% from 2008.  Refined oil products constituted approximately 792 million tons in 2009 showing a 3% decrease as compared to 2008.  The two main types of operators that provide transportation services in the tanker market are:

•	major oil companies; and

•	independent shipowners.

They provide transportation services for end users such as:

•	oil companies;

•	oil traders;

•	petrochemical companies;

•	government agencies; and

•	power plants.

According to industry sources, the world tanker fleet above 10,000 dwt consisted of approximately 3,977 vessels totaling 404 million dwt or 7.3% higher as of January 1, 2010 as compared to the year before. Oil companies own, or control through long-term time charters, approximately one third of the current world tanker capacity. Independent shipowners own or control the other two thirds. Oil companies use their fleets not only to transport their own oil products, but also to compete with the independent shipowners to transport oil products for others.

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

According to industry sources, the world bulk carrier fleet consists of approximately 7,201 vessels as of January 1, 2010.

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

Supply of Dry Bulk Carriers

The size of the world's dry bulk carrier fleet changes as a result of newbuildings and scrapping or loss of vessels. The general trend in the development of the bulk market has always been closely linked to the state of the world economy. The economic downturn in Asia in the late 1990's led to sharp falls in cargo volumes, and therefore rates, whereas the subsequent recovery has likewise acted to boost the sector with rates recovering to above those prevailing prior to the crisis. In the period 2003 to 2008 the dry bulk market reached historically high levels and the charter rates, although volatile, have remained very high compared to the historical averages due, among other, factors, to a strong demand from China for iron ore and congestion in load ports, coupled with a relatively low level of newbuilding deliveries given the high market rates over a longer period - however the global drybulk newbuilding order book have during 2008 increased to record high levels although the ordering of  newbuildings stopped in connection with the financial crisis and the total collapse of the drybulk market in September/October 2008. The activity of ordering newbuildings remained at a very low level into the 2nd quarter of 2009 whereafter the activity increased considerably throughout the balance of 2009 wherefore the total ordering activity for 2009 ended at a level well above the historical average. The delivery of newbuildings in 2009 reached record high levels - close to 50 % above the average for the 5 previous years. Scrapping also reached record high levels in 2009 as a result of the very low dry bulk market in last quarter 2008 and first quarter 2009. The scrapping was however only about 20-25% of the newbuilding deliveries. China imported huge quantities of iron ore prior to the Olympics in August 2008 and built up record high stocks. The high stockbuilding coupled with the financial crisis and the following reduced demand on all commodities as well as problems for buyers of goods in obtaining letter of credit from banks lead to a total collapse of the drybulk freight market in October 2008 and this lasted well into the 1st quarter in 2009 whereafter the record high import of iron ore and coal into China as well as high port congestion in Australia, Brazil and China caused the dry bulk market to recover. The average charter rates for 2009 reached  a level close to the historical average for the last 15 years.  The level of expected newbuildings in the dry bulk sector in the forthcoming years remains at a historical  high level due to the still very high order book which was build up during especially 2006, 2007 and major part of 2008 as well as 2009. Problems with obtaining finance of newbuildings in 2009 did however result in owners having to cancel their orders and further delayed deliveries from yards - especially Chinese yards - due to capacity problems causing delays to many scheduled deliveries in 2009. The slippage of deliveries into next year and cancellations are expected to continue but the extent of such cancellations and delays are highly uncertain.

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

Environmental and Other Regulations

Government regulations and laws significantly affect the ownership and operation of our vessels. We are subject to international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered and compliance with such laws, regulations and other requirements may entail significant expense.

Our vessels are subject to both scheduled and unscheduled inspections by a variety of government, quasi-governmental and private organizations including the local port authorities, national authorities, harbor masters or equivalent, classification societies, flag state administrations (countries of registry) and charterers. Our failure to maintain permits, licenses, certificates or other approvals required by some of these entities could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards.

We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, additional legislation or regulation applicable to the operation of our vessels that may be implemented in the future could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, or the IMO, the United Nations agency for maritime safety and the prevention of pollution by ships, has adopted several international conventions that regulate the international shipping industry, including the International Convention on Civil Liability for Oil Pollution Damage, the International Convention on Civil Liability for Bunker Oil Pollution Damage, and the International Convention for the Prevention of Pollution from Ships, or the MARPOL Convention. The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged form.

In December 2003, MARPOL was amended to accelerate the final phasing-out dates for single hulled tankers.  Category 1 (pre-MARPOL) tankers were brought forward from 2007 to 2005, and Category 2 and 3 tankers were brought forward from 2015 to 2010, subject to extension by flag state administrations upon satisfactory results in a condition assessment scheme, but in any event not beyond 25 years after the date of delivery.

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI came into force on May 19, 2005. It sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons and volatile organic compounds. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by some, but not all IMO member states. In October 2008, the Marine Environment Protection Committee, or MEPC, of the IMO approved amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emissions standards. These amendments will enter into force in July 2010. They seek to reduce air pollution from vessels by establishing a series of progressive standards to further limit the sulfur content in fuel oil, which would be phased in by 2020, and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. Additionally, more stringent emission standards could apply in coastal areas designated as Emission Control Areas, or ECAs. The United States ratified these Annex VI amendments in October 2008, thereby rendering its emissions standards equivalent to IMO requirements. Please see "United States – the U.S. Clean Air Act" below for information on the ECA designated in North America and the Hawaiian Islands. We have obtained International Air Pollution Prevention certificates evidencing compliance with Annex VI requirements for all of our vessels.

Although the United States is not a party, many countries have ratified the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject under certain circumstances to certain defenses and limitations. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

The IMO also has adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel and requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime.

The operation of our vessels is also affected by the requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO under the International Convention for the Safety of Life at Sea, or SOLAS. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We intend to rely upon the safety management system that our appointed ship managers have developed.

Noncompliance with the ISM Code or with other IMO regulations may subject a shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports including United States and European Union ports.

United States

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, is an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, imposes liability for cleanup and natural resource damage from the release of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. OPA currently limits the liability of responsible parties with respect to tankers over 3,000 gross tons to the greater of $3,200 per gross tons or $23,496,000 per single hull tanker, and $2,000 per gross ton or $17,088,000 per double hull tanker, respectively, and permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, however, in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel.

These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits also do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels call.

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

The oil spill in the Gulf of Mexico that began in April 2010 may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA, that may affect our operations or require us to incur additional expenses to comply with such regulatory initiatives or statutes.

The U.S. Clean Water Act

The U.S. Clean Water Act of 1972, or CWA, prohibits the discharge of oil, hazardous substances, and ballast water  in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The United States Environmental Protection Agency, or EPA, has enacted rules requiring a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. To be covered by the VGP, owners of certain vessels must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in United States waters. Compliance with the VGP could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other disposal arrangements, and/or otherwise restrict our vessels from entering United States waters. In addition, certain states have enacted more stringent discharge standards as conditions to their required certification of the VGP. We have submitted NOIs for our vessels where required and do not believe that the costs associated with obtaining and complying with the VGP will have a material impact on our operations.

 The U.S. Clean Air Act

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called "Category 3" marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. On December 22, 2009, the EPA announced final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. The emission standards apply in two stages: near-term standards for newly-built engines will apply from 2011, and long-term standards requiring an 80% reduction in nitrogen dioxides (NOx) will apply from 2016. Compliance with these standards may cause us to incur costs to install control equipment on our vessels.

The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these existing requirements. Under a new law effective July 2009, vessels sailing within 24 miles of the California coastline whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters must use marine gas oil at or below 1.5% sulfur and marine diesel oil at or below 0.5% sulfur and, effective January 1, 2012, marine fuels with a sulfur content at or below 0.1% (1,000 ppm) sulfur.

The MEPC has designated the area extending 200 miles from the territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as an ECA under the MARPOL Annex VI amendments. The new ECA will enter into force in August 2012, whereupon fuel used by all vessels operating in the ECA cannot exceed 1.0% sulfur, dropping to 0.1% sulfur in 2015. From 2016, NOx after-treatment requirements will also apply. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

European Union

The European Union has adopted legislation that will: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. In addition, European Union regulations enacted in 2003 now prohibit all single hull tankers from entering into its ports or offshore terminals.

The European Union has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines.  The EU Directive 2005/EC/33 (amending Directive 1999/32/EC) introduced parallel requirements in the European Union to those in MARPOL Annex VI in respect of the sulfur content of marine fuels.  In addition, it has introduced a 0.1% maximum sulfur requirement for fuel used by ships at berth in EU ports from January 1, 2010.

The sinking of the oil tanker Prestige in 2002 has led to the adoption of other environmental regulations by certain European Union Member States. It is difficult to predict what legislation or additional regulations, if any, may be promulgated by the European Union in the future.

Other Environmental Initiatives

U.S. Coast Guard regulations adopted and proposed for adoption under the U.S. National Invasive Species Act, or NISA, impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, which could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or otherwise restrict our vessels from entering U.S. waters.

At the international level, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004, or the BWM Convention. The Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. As of May 31, 2010 the BWM Convention had been adopted by 25 countries, representing 24.28% of world tonnage.

If mid-ocean ballast exchange is made mandatory throughout the United States or at the international level, or if ballast water treatment requirements or options are instituted, the cost of compliance could increase for ocean carriers, and the costs of ballast water treatment may be material.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The IMO is, however, evaluating mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. In addition, the European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels.

In the United States, the EPA has issued a proposed finding that greenhouse gases threaten the public health and safety. In addition, climate change initiatives are being considered in the U.S. Congress.  Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

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
•
a continuous synopsis record kept onboard showing a vessel's history including, the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid International Ship Security Certificate attesting to the vessel's compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

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

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, structural damage to the vessel, collision, personal injuries, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy, hostilities and labor strikes.  In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade.  OPA, which in certain circumstances imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the U.S. market.  We carry insurance against loss of hire, which protects against business interruption following a loss under our hull and machinery policy.  This policy does not protect us from business interruptions caused by any other losses.  While we believe that our present insurance coverage is adequate, not all risks can be insured against, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery Insurance

We have obtained marine hull and machinery and war risk insurance, which include damage to a vessel's hull and machinery, collisions and the risk of actual or constructive total loss, for all of our vessels. The vessels are each covered up to at least fair market value. Under regular circumstances, salvage and towing expenses are covered in connection with casualties. We also arranged increased value interests coverage for each vessel. Under this coverage, in the event of total loss or total constructive loss of a vessel, we will be able to recover for amounts not recoverable under the hull and machinery policy.

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

The following table sets forth our significant entities as of December 31, 2009.

Entity	Country of Incorporation	Activities
TORM A/S	Denmark
This is the parent company. The company owned 54 product tankers and has 1 product tanker on finance lease. This company employs most of the employees providing commercial and technical management for TORM vessels and pool vessels.

Torm Singapore (Pte) Ltd.	Singapore	100% owned subsidiary. The company owned 8 product tankers and 4 bulk carriers. The company also provides some commercial and technical management.
LR2 Management K/S	Denmark	50% owned limited partnership. Maersk Tankers owns the other 50%. The partnership acts as pool manager for the LR2 pool.
LR1 Management K/S	Denmark	100% owned limited partnership. The partnership acts as pool manager for the LR1 pool.
MR Management K/S	Denmark	100% owned limited partnership. The partnership acts as pool manager for the MR pool.
TT Shipowning K/S	Denmark	50% owned limited partnership. Torghatten ASA owns the other 50%. The partnership owns a LR2 vessel.
UT Shipowning K/S	Denmark	50% owned limited partnership. J.B. Ugland Shipping Singapore Pte. Ltd. owns the other 50%. The partnership owns a LR1 vessel.
Torm Shipping India Pte. Ltd. (former Orinoco Marine Consultancy India private Limited (OMCI))	India	100% owned subsidiary. The company primarily handles the manning of TORM vessels in India.
OMI Corporation	United States of America	50% owned joint venture with Teekay Corporation.
Torm USA LLC	Delaware	100% owned subsidiary. The company provides administration services towards other entities.
FR8 Holdings Pte. Ltd.	Singapore	50% owned joint venture with Projector S.A.

D.	Property, Plant and Equipment

Real Property

We do not own any real property other than one small residential property. We lease office space in Copenhagen, Singapore, Stamford (Connecticut, USA) and Mumbai, India on contracts expiring in 2014, 2012, 2017 and 2011, respectively. Furthermore, we have leased five apartments in Singapore on contracts expiring up until November 2011.

Fleet

The following table lists our entire fleet of owned vessels as of December 31, 2009:

Product Tankers	Year Built	Dwt	Ownership	Flag (1)
TORM Ingeborg	2003	99,999	TORM A/S	DIS
TORM Valborg	2003	99,999	TORM A/S	DIS
TORM Helene	1997	99,999	TORM A/S	DIS
TORM Signe	2005	72,718	Torm Singapore	Singapore
TORM Sofia	2005	72,718	Torm Singapore	Singapore
TORM Estrid	2004	74,999	TORM A/S	DIS
TORM Ismini	2004	74,999	TORM A/S	DIS
TORM Emilie	2004	74,999	TORM A/S	DIS
TORM Sara	2003	72,718	Torm Singapore	Singapore
TORM Helvig	2005	44,990	TORM A/S	DIS
TORM Ragnhild	2005	44,990	TORM A/S	DIS
TORM Freya	2003	45,990	TORM A/S	DIS
TORM Thyra	2003	45,990	TORM A/S	DIS
TORM Camilla	2003	44,990	TORM A/S	DIS
TORM Carina	2003	44,990	TORM A/S	DIS
TORM Mary	2002	45,990	TORM A/S	DIS
TORM Vita	2002	45,940	TORM A/S	DIS
TORM Gertrud	2002	45,940	TORM A/S	DIS
TORM Gerd	2002	45,940	TORM A/S	DIS
TORM Caroline	2002	44,946	TORM A/S	DIS
TORM Cecilie	2001	44,946	TORM A/S	DIS
TORM Clara	2000	45,999	TORM A/S	DIS
Potrero Del LLano II	1999	47,165	Torm Singapore	Mexico
TORM Gunhild	1999	44,999	TORM A/S	DIS
TORM Anne	1999	44,990	Torm Singapore	Singapore
Faja De Oro II	1995	44,999	Torm Singapore	Mexico
TORM Margrethe	2006	109,672	TORM A/S	DIS
TORM Marie	2006	109,672	TORM A/S	DIS
TORM Gudrun	2000	101,122	TORM A/S	DIS
TORM Kristina	1999	105,001	TORM A/S	DIS
TORM Margit	2007	109,672	TORM A/S	DIS
TORM Mette	2007	109,672	TORM A/S	DIS
TORM Marina	2007	109,672	TT Shipowning K/S (2)	NIS
TORM Ugland	2007	74,999	UT Shipowning K/S (2)	NIS
TORM Venture	2007	74,999	TORM A/S	NIS
TORM Neches	2000	47,052	Torm Singapore	Singapore
TORM Amazon	2002	47,275	TORM A/S (3)	Singapore
TORM San Jacinto	2002	47,038	TORM A/S	DIS
TORM Moselle	2003	47,024	TORM A/S	DIS
TORM Rosetta	2003	47,015	TORM A/S	DIS
TORM Horizon	2004	46,955	TORM A/S	DIS
TORM Thames	2005	47,035	TORM A/S	DIS
TORM Kansas	2006	46,922	TORM A/S	DIS
TORM Republican	2006	46,893	TORM A/S	DIS
TORM Platte	2006	46,920	TORM A/S	DIS
TORM Madison	2000	35,828	TORM A/S	DIS
TORM Trinity	2000	35,834	TORM A/S	DIS
TORM Rhone	2000	35,751	TORM A/S	DIS
TORM Charente	2001	35,751	TORM A/S	DIS

Product Tankers	Year Built	Dwt	Ownership	Flag (1)
TORM Ohio	2001	37,274	TORM A/S	DIS
TORM Loire	2004	37,106	TORM A/S	DIS
TORM Garonne	2004	37,178	TORM A/S	DIS
TORM Saone	2004	37,106	TORM A/S	DIS
TORM Fox	2005	37,006	TORM A/S	DIS
TORM Tevere	2005	36,990	TORM A/S	DIS
TORM Marianne	2008	110,000	TORM A/S	DIS
TORM Maren	2008	110,000	TORM A/S	DIS
TORM Mathilde	2008	110,000	TORM A/S	DIS
TORM Laura	2008	52,000	TORM A/S	DIS
TORM Lene	2008	52,000	TORM A/S	DIS
TORM Lotte	2009	52,000	TORM A/S	DIS
TORM Louise	2009	52,000	TORM A/S	DIS
TORM Lilly	2009	52,000	TORM A/S	DIS
TORM Lana	2009	52,000	Torm Singapore	Singapore
TORM Gyda	2009	37,000	TORM A/S	DIS

Bulk Carriers	Year Built	Dwt	Ownership	Flag (1)
TORM Rotna	2001	75,971	Torm Singapore	Singapore
TORM Bornholm	2004	75,950	Torm Singapore	Singapore
TORM Anholt	2004	74,195	Torm Singapore	Singapore
TORM Charlotte	2005	75,912	Torm Singapore	Singapore

(1)	DIS stands for the Danish International Shipping Registry and NIS stands for the Norwegian International Shipping Registry.

(2)	50% owned.

(3)	TORM A/S has TORM Amazon on finance lease.

Newbuildings

The following table lists our entire fleet of owned newbuilding vessels as of December 31, 2009:

Product Tankers	Expected Delivery	Dwt
TORM Alice	Q2 2010	50,500
TORM Aslaug	Q3 2010	50,500
TORM Alexandra	Q2 2010	50,500
TORM Almena	Q3 2010	50,500
TORM Agnes	Q3 2010	50,500
TORM Agnete	Q3 2010	50,500
TORM Amalie	Q4 2010	50,500
TORM Arawa	Q3 2011	52,300
TORM Anabel	Q4 2011	52,300
TORM Asta	Q2 2012	52,300
TORM Arianna	Q3 2012	52,300

Bulk Carriers	Expected Delivery	Dwt
NB Tsuneishi Zhoushan – SS063	Q1 2011	82,100
NB Tsuneishi Zhoushan – SS064	Q1 2011	82,100
NB Tsuneishi Zhoushan – SS065	Q4 2012	82,100
NB Tsuneishi Zhoushan – SS066	Q1 2013	82,100

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

CONSOLIDATED INCOME STATEMENTS
For the Years Ended December 31, 2007, 2008 and 2009
(IN THOUSANDS OF USD)

	2007	2008	2009
Revenue	773,612	1,183,594	862,251
Port expenses, bunkers and commissions	(172,182)	(264,050)	(217,356)
Freight and bunkers derivatives	2,894	(13,586)	(11,952)

Time charter equivalent earnings	604,324	905,958	632,943

Charterhire	(154,852)	(193,829)	(220,880)
Operating expenses	(115,547)	(174,333)	(169,556)

Gross profit (Net earnings from shipping activities)	333,925	537,796	242,507

Profit from sale of vessels	0	82,813	33,145
Administrative expenses	(54,960)	(89,906)	(78,194)
Other operating income	15,167	14,493	7,331
Share of results of jointly controlled entities	(6,058)	27,122	(2,256)
Depreciation and impairment losses	(89,083)	(126,068)	(152,775)

Operating profit	198,991	446,250	49,758

Financial income	681,088	16,175	6,090
Financial expenses	(75,871)	(102,354)	(74,896)

Profit/(Loss) before tax	804,208	360,071	(19,048)

Tax expenses	(12,531)	1,279	1,686

Net profit/(Loss) for the year	791,677	361,350	(17,362)

Comparison Of the Year Ended December 31, 2009 and the Year Ended December 31, 2008

We achieved a net loss for the year of USD 17 million in 2009 compared to a net profit of USD 361 million in 2008 resulting in earnings per share "EPS" of USD -0.3 in 2009 against USD 5.2 in 2008. The result was lower than expected at the beginning of the year as the positive effect from the savings achieved in the Greater Efficiency Power program only partly offset the negative impact from the significantly lower-than-expected freight rates in 2009 and an impairment loss of USD 20 million on 50% ownership position in FR8.

The investment in 50% of FR8 is the latest major investment made by us within the product tanker market and calculation of the carrying amount of the investment was based on a higher average vessel cost price as compared with similar vessel types in our fleet. Consequently, the FR8 investment was more vulnerable to impairment and was impaired by USD 20 million, based on Management's review of the recoverable amount of assets as at 31 December 2009.

The loss before tax for 2009 was USD 19 million, in line with the recently announced anticipated profit before tax expected according to the latest announcement of around break-even, taking into account the impairment loss.

Operating profit decreased by 89% to USD 50 million in 2009 from USD 446 million in 2008. The lower profit compared to 2008 was primarily due to significantly lower freight rates affecting both the Tanker Division and the Bulk Division as well as our investments in jointly controlled entities, the impairment loss of USD 20 million relating to FR8 and lower profit from sale of vessels.

Our total assets decreased by USD 90 million in 2009 to USD 3,227 million from USD 3,317 million in 2008. The key reasons for the decrease were a decrease in freight receivables and other receivables of USD 113 million, a decrease in other financial assets, mainly comprising derivative financial instruments, of USD 33 million and a decrease in cash and cash equivalents of USD 46 million and a net increase in the carrying amount of vessels including vessels held for sale, capitalized dry-docking and prepayments on vessels of USD 110 million.

Total equity decreased by USD 32 million in 2009 to USD 1,247 million from USD 1,279 million in 2008. The decrease in equity was mainly a loss for the year of USD 17 million, dividend payments of USD 49 million and a positive fair value adjustment of derivative financial instruments treated as hedging instruments of USD 29 million. Our total liabilities decreased by USD 58 million in 2009 to USD 1,980 million from USD 2,038 million in 2008 primarily due to an increase in mortgage debt and bank loans and financial lease liabilities of USD 86 million, a decrease in trade payables of USD 24 million, a decrease in acquired liabilities related to options on vessels and time charter contracts of USD 18 million and a decrease in other liabilities of USD 97 million mainly due to settlement of liabilities relating to derivative financial instruments.

Gross Profit (Net Earnings from Shipping Activities)

The table below presents net earnings from shipping activities on segment level for the years ended December 31, 2008 and 2009:

USD million
	Tanker	Bulk	Not allocated	Total 2008	Tanker	Bulk	Not allocated	Total 2009
Revenue	923.2	260.4	0.0	1,183.6	745.2	117.1	0.0	862.3
Port expenses, bunkers and commissions	(252.2)	(11.9)	0.0	(264.1)	(213.5)	(3.9)	0.0	(217.4)
Freight and bunkers derivatives	(13.6)	0.0	0.0	(13.6)	(12.0)	0.0	0.0	(12.0)
Time charter equivalent earnings	657.4	248.5	0.0	905.9	519.7	113.2	0.0	632.9
Charter hire	(133.8)	(60.0)	0.0	(193.8)	(163.0)	(57.9)	0.0	(220.9)
Operating expenses	(160.0)	(14.3)	0.0	(174.3)	(159.0)	(10.5)	0.0	(169.5)
Gross profit
(Net earnings from shipping activities)	363.6	174.2	0.0	537.8	197.7	44.8	0.0	242.5

Our total revenue in 2009 was USD 862 million as compared to USD 1,184 million in the previous year. Our revenue derives from two segments: the Tanker Division and the Bulk Division. In the markets in which these divisions operate, time charter equivalent "TCE" rates, defined as gross freight income less voyage expenses divided by the number of available earning days (days available for service), are used to compare freight rates. Under time charter contracts the charterer pays the voyage expenses, while under voyage charter contracts the shipowner pays these expenses. A charterer has the choice of entering into a time charter (which may be a one-trip time charter) or a voyage charter. We are neutral as to the charterer's choice, because we will base our economic decisions primarily upon the expected TCE rates rather than on expected net revenues. Our analysis of revenue is therefore primarily based on the development in time charter equivalent earnings. Our TCE earnings in 2009 were USD 633 million compared to USD 906 million in 2008. The decrease in the TCE earnings was primarily due to significantly lower freight rates in both the Tanker Division and the Bulk Division, particularly in the Panamax drybulk business area and the MR and LR2 tanker business areas, which were only partly offset by an increase in the number of available earning days in the MR and LR2 tanker business areas.

Tanker Division

Revenue in the Tanker Division decreased by 19% to USD 745 million from USD 923 million in 2008, whereas the time charter equivalent earnings decreased by USD 137 million or 21% to USD 520 million in 2009 from USD 657 million in the previous year.

On average, 2009 freight rates were 60% below the rates in 2008. The earnings of our product tankers were therefore significantly below what was expected at the beginning of the year. The operating profit for the year was USD 11 million, which is not satisfactory.

The low rates in combination with expectations of increasing oil prices made it financially viable to use crude oil tankers and product tankers as floating storage facilities. This is estimated to have impacted freight rates positively as a total of 82 LR1 and LR2 product tankers were used as floating storage facilities at the end of 2009, equaling 17% of the global LR1 and LR2 fleet.

In accordance with normal seasonal fluctuations, freight rates were relatively high at the end of 2008, but whereas rates normally do not decline until the end of the first and into the second quarter in line with a seasonal decline in oil consumption, the rates declined in 2009 to historically low levels already at the beginning of the first quarter. In second quarter, product tanker earnings were significantly lower than expected. In addition to the low oil demand, earnings were under pressure from increasing bunker costs and a large number of newbuildings which together kept rates at a very low level throughout the quarter. It was not until the end of the third quarter that the rates of the large LR1 and LR2 vessels increased as a result of increased demand for naphtha in the Asia Pacific region and exports from new refineries in India. U.S. demand for gasoline was limited, and accordingly earnings for the MR vessels were low throughout the quarter. In this negative market, the MR Pool focused on optimising transport patterns and access to contracts of affreightment, producing earnings above the market average. Increased demand, primarily for naphtha from the Asia Pacific region, continued in the fourth quarter. This kept LR1 and LR2 rates at acceptable levels, while the continued low demand for oil products in the Western Hemisphere and a large addition of new tonnage kept MR rates at a low level throughout the quarter.

In 2009, we did not add any vessels in the LR2 business area, but the additions in 2008 had full effect in 2009, primarily accounting for the increase in the number of available earning days by 800 days or 20%, resulting in an increase in earnings of USD 28 million. Average freight rates dropped by 48% from the high levels in 2008, resulting in a USD 80 million decrease in earnings.

In the LR1 business area, the fleet was almost unchanged from 2008 with only one vessel being delivered on time charter late in the year, while the average freight rates decreased by 24% from the previous year reducing earnings by USD 44 million.

In the MR business area, four newbuildings were delivered to the fleet of owned vessels. We also took delivery of three chartered in newbuildings and additions, along with the deliveries in 2008 taking full effect in 2009  for the increase in the number of available earning days of 3,419 days, or 32%, increasing earnings by USD 81 million. Average freight rates decreased by 34% from the previous year, reducing earnings by USD 114 million.

In the SR business area, we added one vessel to the owned fleet, increasing the number of available earning days by 4% from the previous year and resulting in an increase in earnings of USD 4 million. Average freight rates decreased by 13% from the previous year, reducing earnings by USD 12 million.

The increase in the time charter equivalent earnings in the Tanker Division can be summarized as illustrated in the table below.

Earnings for the Tanker Division
USD million	SR	MR	LR1	LR2	Un-allocated	Total
Time charter equivalent earnings 2008	92	250	179	138	(2)	657
Change in number of earning days	4	81	2	28	-	115
Change in freight rates	(12)	(114)	(44)	(80)	-	(250)
Other	-	-	-	-	(2)	(2)
Time charter equivalent earnings 2009	84	217	137	86	(4)	520

Unallocated earnings comprise fair value adjustment of freight and bunkers derivatives, which are not designated as hedges, and gains and losses on freight and bunkers derivatives, which are not entered for hedge purposes.

The table below summarizes the earnings data per quarter for the Tanker Division.

Earnings data for the Tanker Division
USD/Day	2008	2009				2009	% Change
	Full year	Q1	Q2	Q3	Q4	Full year	2008-2009
LR2/Aframax vessels
Available earning days for: *
- Owned vessels	3,546	1,076	1,090	1,101	1,082	4,349	23%
- Time chartered vessels	362	91	89	89	91	360	(1%)
TCE per earning day **	35,243	21,997	15,785	17,406	18,356	18,370	(48%)

LR1/Panamax vessels
Available earning days for: *
- Owned vessels	3,234	619	512	719	643	2,493	(23%)
- Time chartered vessels	4,165	1,245	1,244	1,116	1,382	4,987	20%
TCE per earning day **	24,204	21,755	18,491	16,514	16,516	18,284	(24%)

MR vessels
Available earning days for: *
- Owned vessels	9,530	2,669	2,673	2,865	3,006	11,213	18%
- Time chartered vessels	1,000	505	671	737	823	2,736	174%
TCE per earning day **	23,721	19,802	15,363	15,349	12,417	15,561	(34%)

SR vessels
Available earning days for: *
- Owned vessels	3,652	965	953	977	1,010	3,905	7%
- Time chartered vessels	730	180	182	183	93	638	-13%
TCE per earning day **	21,135	20,963	17,483	18,378	16,894	18,446	(13%)
*Earning days are the total number of days in the period, where the vessel is ready and available to perform a voyage, i.e. is not in dry-dock, etc.
**TCE, or Time Charter Equivalent Earnings, equals gross freight income less port expenses, bunkers and commissions (including freight and bunkers derivatives).

Bulk Division

In the Bulk Division, revenue decreased by 55% to USD 117 million from USD 260 million in the previous year, and the time charter equivalent earnings similarly decreased by 54%, or USD 136 million, to USD 113 million from USD 249 million in 2008.

As a consequence of the dramatic downturn in the global economy in 2008, 2009 began with very low rates in all drybulk segments. Our Panamax drybulk vessels, rates stood at about USD 4,300/day – their lowest level in 10 years. Rates increased considerably in the second quarter to a level of about USD 28,000/day, mainly as a result of record high Chinese imports of iron ore and coal.

Over the summer and in the early autumn, Panamax rates fell back to below USD 20,000/day, primarily due to shorter waiting time in Chinese ports, lower coal imports to China and a large number of delivered newbuildings. But in September, Chinese imports of iron ore again hit a record high, resulting rate increase to about USD 35,000/day for Panamax vessels in October and November. An increased number of waiting days in China and a sharp increase in waiting time for loading in Australian coal ports also supported freight rates at the beginning of the fourth quarter. At the end of 2009, Panamax rates stood at around USD 28,600/day.

Freight rates in the Panamax business area were on average 63% lower than in 2008, reducing earnings by USD 151 million. In this business area, the Company sold six vessels, two of which will be delivered to the owner in 2010 and the gain from sale of these two vessels is recognized in 2010, and took delivery of two newbuildings on long-term time charters. One of the sold vessels was subsequently chartered in on market terms. Together with the full impact of the additions in 2008, the net effect was a decrease in the number of available earning days of 4%, reducing earnings by USD 11 million.

Earnings in the Bulk division include an income of USD 26 million in compensation for lost income received from a customer early in the year upon premature delivery to us of four Panamax vessels.

The change in the time charter equivalent earnings in the Bulk Division can be summarized as illustrated in the table below.

Earnings for the Bulk division
USD million	Panamax
Time charter equivalent earnings 2008	249
Change in number of earning days	(11)
Change in freight rates	(151)
Other *	26
Time charter equivalent earnings 2009	113

* "Other" comprises a compensation for lost income upon early redelivery of vessels.

The table below summarizes the earnings data per quarter for the Bulk Division.

Earnings data for the Bulk division
USD/Day	2008	2009				2009	% Change
	Full year	Q1	Q2	Q3	Q4	Full year	2008-2009
Panamax vessels
Available earning days for: *
- Owned vessels	2,259	600	591	389	351	1,931	(15%)
- Time chartered vessels	3,389	858	905	866	853	3,482	3%
TCE per earning days **	44,012	13,929	13,756	17,968	19,690	16,099	(63%)
* Earning days are the total number of days in the period, where the vessels is ready and available to perform a voyage, i.e. is not in dry-dock, etc.
** TCE, or Time Charter Equivalent Earnings, equals gross freight income less port expenses, bunkers and commissions (including freight and bunkers derivatives).

Operation of Vessels

For vessels chartered in on time charters, charter hire payments must be made but operating expenses are not incurred. As compared to 2008, charter hire paid in the Tanker Division increased by USD 29 million to USD 163 million in 2009, whereas charter hire paid in the Bulk Division decreased by USD 2 million to USD 58 million. The increase in the Tanker Division of 39% was primarily caused by an increase in the number of available earning days from vessels chartered in compared to 2008.

Operating expenses for the owned vessels decreased by USD 4 million to USD 170 million in 2009 despite an increase in the number of operating days of 7% which increased operating expenses by USD 13 million.

The movement in the operating expenses can be summarized as illustrated in the table below.

Operating expenses
USD million	Tanker Division				Bulk Division
	SR	MR	LR1	LR2	Panamax	Unallocated	Total
Operating expenses 2008	24	77	26	30	15	2	174
Change in the number of operating days	2	7	0	6	(2)		13
Change in expenses per operating day	1	(7)	(3)	(5)	(2)		(16)
Other						(1)	(1)
Operating expenses 2009	27	77	23	31	11	1	170

The table below summarizes the operating data for our fleet of owned and bareboat chartered vessels.

Operating data
	Tanker Division				Bulk Division
	SR	MR	LR1	LR2	Panamax	Total
Operating expenses per operating day in 2008	6,548	7,918	7,891	8,211	6,371	7,583
Operating expenses per operating day in 2009	6,817	7,286	6,935	7,177	5,290	6,937
Change in the operating expenses per operating day in %	4%	(8%)	(12%)	(13%)	(17%)	(9%)
Operating days in 2009	3,993	10,584	3,285	4,380	2,017	24,259
- Off-hire days	(23)	(77)	(7)	(31)	(13)	(151)
- Days in dry dock	(64)	(29)	(56)	0	(73)	(222)
+ Earning days for vessels chartered in	637	3,471	4,258	360	3,482	12,208
Earning days in 2009	4,543	13,949	7,480	4,709	5,413	36,094

Operating expenses per day of USD 7,583 and USD 6,937 in 2008 and 2009, respectively, can be broken down according to types of costs as illustrated in the table below.

	2008		2009
Expense type	Expense/day	%	Expense/day	%	Change %
Crew	4,160	55%	3,937	57%	(5%)
Consumables	1,262	17%	1,140	16%	(10%)
Maintenance	839	11%	727	10%	(13%)
Insurance	689	9%	746	11%	8%
Other	633	8%	387	6%	(39%)
Total	7,583	100%	6,937	100%	(9%)

In 2009, we initiated a program named Greater Efficiency Power aimed at achieving sustainable cost savings, and especially at optimizing our operating efficiency. The program targets all areas within the operation of vessels as well as general administrative expenses. Within operating expenses Greater Efficiency Power has especially been focused on defining optimal manning and maintenance standards and centralizing procurement processes. We managed to reduce the average operating expenses per operating day by 9% compared to 2008. This caused a decrease in the operating expenses of USD 16 million despite a negative impact of USD 1 million from a lower USD/DKK exchange rate. The average operating expenses per operating day during Q4 2009 were 12% lower than during Q4 2008. The savings have been achieved without reducing the number of vessels with Danish crews.

The total fleet of owned vessels had 151 off-hire days corresponding to six per thousand operating days in 2009 compared to 170 off-hire days corresponding to eight per thousand of the number of operating days in 2008. The Company considers the level of off-hire days to be satisfactory.

Administrative Expenses and Other Operating Income

The total administrative expenses decreased from 2008 to 2009 by USD 12 million to USD 78 million despite a negative impact from the lower USD/DKK rate of USD 3 million. The main effect of the Greater Efficiency Power program was a re-organization of the global set-up of crew and fleet management as well as support functions, resulting in a 10% reduction in the land-based staff. The re-organization did not impact the administrative expenses in 2009, but will have an impact in the coming years. Expenses relating to the incentive scheme decreased by USD 12 million compared to 2008.

Other operating income primarily comprises chartering commissions received by us in connection with the management of the three tanker pools. Other operating income amounted to USD 7 million in 2009 compared to USD 14 million in 2008. The decrease was related to a reduction in pool management commissions as a result of the significantly lower freight rates compared to 2008 and a reduction in technical management fees due to terminated agreements.

Financial Income and Expenses

Net financial costs in 2009 were USD -69 million compared to USD -86 million in 2008 corresponding to a decrease of USD 17 million. The most significant reasons for this change were a reduction in net interest expenses of USD 21 million to USD 52 million in 2009 due to lower interest rates on loans with floating interest, a negative impact compared to 2008 from currency exchange of USD 4 million.

Fair value adjustments in 2009 include a negative adjustment of USD 26 million relating to purchase options acquired in 2007 as part of the OMI acquisition.

Please refer to Note 10 to our consolidated financial statements for a breakdown of financial income and expenses in the income statement and to Note 15 for an overview of mortgage debt and bank loans.

Tax

Tax for the year 2009 amounted to an income of USD 2 million compared to an income of USD 1 million in 2008. The tax for 2009 comprises current tax expense for the year of USD 3 million which was unchanged from the previous year and an income of USD 5 million due to an adjustment to the estimated tax liabilities for the previous years compared to an income of USD 4 million in 2008. Deferred tax liability as of 31 December, 2009 was USD 55 million which was unchanged from the previous year.

All significant Danish entities among the TORM Group, which consists of TORM and its consolidated subsidiaries, entered into the tonnage taxation scheme with effect from 2001 and have filed tax returns for 2001 through to 2008. We have filed a complaint regarding the assessments by the tax authorities of the tax returns for the years 2001 to 2005, and the assessments for 2006 to 2008 have not been completed. The National Income Tax Tribunal Office has issued a draft ruling on our tax case, and we have adjusted the tax provisions downwards accordingly.

As the final ruling on the tax case and the assessment of three years of tax returns are still pending, the recognized current tax liabilities are to a great extent based on Management's judgment regarding the outcome of the complaint and the assessment. We paid USD 4 million in corporation tax on account in 2009 regarding these entities.

Please refer to Item 10E and to Notes 2 and 13 to our consolidated financial statements for further information.

Vessels and Dry-Docking

The increase in tangible fixed assets of USD 67 million to USD 2,679 million in 2009 is attributable to the change in the number of vessels, capitalized dry-docking and in prepayments on vessels and depreciations. The carrying value of vessels and capitalized dry-docking increased by USD 64 million to USD 2,390 million. The addition of new tonnage amounted to a total acquisition cost of USD 266 million primarily consisting of four MR, one SR tanker newbuildings and one drybulk vessel.

Six Panamax drybulk vessels - two were built in 1997, two in 2001, one in 2003 and one in 2005 – were sold during the year, representing a total carrying amount of USD 81 million. Two of these vessels will not be delivered until 2010, and the carrying amount totaling USD 44 million was transferred to non-current assets held for sale. Prepayments on vessels increased by USD 1 million to USD 274 million due to additional costs of USD 237 million relating to vessels under construction less the above-mentioned newbuilding deliveries of USD 236 million. Depreciations regarding tangible fixed assets amounted to USD 133 million in 2009 as compared to USD 121 million in 2008.

As of 31 December 2009, our newbuilding program comprised 11 MR tankers and four drybulk vessels to be delivered during 2010 to 2012.

Investment in Entities Including Jointly Controlled Entities

The carrying value of the investment in and loans to jointly controlled entities was USD 162 million as at 31 December 2009 compared to USD 173 million as at 31 December 2008.

The carrying amount was reduced by an impairment loss of USD 20 million relating to the 50% investment in FR8. Please refer to the section below and note 9 to the consolidated financial statements for a discussion of the impairment testing performed by Management.

The share of results of jointly controlled entities in 2009 was a loss of USD 2 million, of which a loss of USD 5 million derived from FR8, compared to an income of USD 27 million in 2008, of which USD 27 million in profit and acquisition cost adjustment derived from FR8.

We hold minority investments in unlisted entities with an aggregate carrying amount of USD 3 million as of 31 December 2009, which is unchanged from the previous year. The carrying amount of the unlisted shares is based on the estimated fair value computed and prepared using available information.

Assessment of Impairment of Assets

Management performs an impairment review every quarter and presents the outcome to the Audit Committee. The Audit Committee evaluates the impairment review and prepares a recommendation to the Board of Directors. The recoverable amount of the assets is reviewed by assessing the net selling price and the value in use for significant assets within the two cash generating units the Tanker Division and the Bulk Division, and for the investment in 50% of FR8.

During 2009, we observed indications of potential impairment of our assets in the form of a negative development in freight rates and vessel prices. As of 31 December 2009, Management concluded that the assets within the Tanker Division and the Bulk Division were not impaired whereas the carrying amount of the investment in 50% of FR8 should be reduced by an impairment loss of USD 20 million to the calculated recoverable amount of USD 115 million.

In the assessment of net selling price, Management reviews the market values of each vessel.  Three internationally acknowledged shipbrokers' valuations are obtained, along with other external and internal sources of information to assist Management in the determination of market values and estimated net selling price.  The primary factors considered in Management's analysis of each vessel are deadweight tons, yard and age of the vessel.

The assessment of value in use was based on the present value of the expected future cash flows derived from discounted cash flow calculations. The underlying assumptions for the discounted cash flow calculations are presented in note 9 to our consolidated financial statements. The key assumptions are considered to be related to the future development in freight rates and to the Weighted Average Cost of Capital, WACC, applied as a discounting factor in the calculations.

Management recognizes that the discounted cash flow calculations are sensitive to changes in the key assumptions and has assessed the sensitivities as follows:

•
Freight rates in the product tanker market and the drybulk market are very volatile. Management believes that even significant short-term, i.e. one- to two year, reductions in freight rates would not cause the carrying amount to exceed the recoverable amount of any of the cash generating units. However, should a permanent downward shift in freight rate levels in excess of 10% occur, the carrying amount might exceed the recoverable amount of the Tanker Division resulting in impairment of assets.

•
The calculation of WACC is not as volatile as the freight rates, but if our financial position became stretched it could imply an increase in the cost of capital and the risk premium on the stock which in turn could adversely affect the WACC. A change in the WACC of 2% would not affect the conclusion that the assets within the Tanker Division and the Bulk Division were not impaired.

 Vessel values in the product tanker market have continued to be under pressure in the beginning of 2010, and the we will continue to monitor the development on a quarterly basis for indications of impairment.

Comparison of the Year Ended December 31, 2008 and the Year Ended December 31, 2007

Net profit for the year decreased by 54% to USD 361 million in 2008 from USD 792 million in 2007 resulting in earnings per share of USD 5.2 in 2008, compared with USD 11.4 in 2007. Profit was historically high, not taking into account a significant one-off gain on the sale of the shares in NORDEN of USD 643 million in 2007.

The profit before tax for the year was USD 360 million. The profit was negatively affected by substantial fair value adjustments of USD 32 million to derivative financial instruments regarding interest rate and currency exchange rate. The profit before tax expected according to the latest announcement was USD 355-370 million and the achieved profit was in line with expectations. Operating profit in 2008 increased by 124% to USD 446 million in 2008 from USD 199 million in 2007. The increased profit compared to 2007 was primarily due to profit from sale of vessels of USD 83 million, a significant increase in earning days in the Tanker Division and higher freight rates in the LR2 tanker business area and the Panamax drybulk business area, less increased expenses and depreciation per earning day due to the expansion and renewal of the fleet of owned and chartered vessels.

In June 2007, we acquired the U.S. tanker shipping company OMI Corporation through a 50/50 joint venture, named Omaha Inc., with Teekay Corporation. Omaha Inc. merged with OMI Corporation immediately after the acquisition of OMI Corporation, with OMI Corporation as the surviving company. The investment was recognized in our consolidated financial statements with effect from 1 June 2007. The net profit for the period 1 June to 31 July 2007 was recognized in the consolidated financial statements in proportion to the ownership share of OMI Corporation. The vast majority of the activities were transferred to TORM and Teekay, respectively, with effect from 1 August 2007.

The main assets of OMI Corporation from August 1, 2007 to September 30, 2008 were 2 MR vessels and the profits from the activity of these vessels were recognized in our consolidated financial statements in proportion to the ownership share of OMI Corporation. At September 30, 2008 the two MR vessels were transferred to us and Teekay (one to each), and since that date the remaining assets of OMI Corporation have primarily consisted of cash and receivables and trade payables. The dissolution of the joint venture with Teekay is expected to be finalized during 2010 by liquidation.

The net profit for the period 1 June to 31 July 2007 has not been allocated to our reportable segments and the net profit for the few remaining activities in OMI after 31 July 2007 has also not been allocated to the segments. The activities that were transferred to TORM at 1 August 2007 are recognized fully in the tanker division as from this date.

The acquisition of the OMI had full effect on the financial statements in 2008 and is the single most important factor in explaining the increase in earning days as well as the increases in expenses from 2007 to 2008.

Our total assets increased by USD 358 million in 2008 to USD 3,317 million from USD 2,959 million in 2007. The most significant developments behind this increase were a net increase in the carrying amount of vessels, capitalized dry-docking and prepayments on vessels of USD 169 million and an increase in investment in jointly controlled entities of USD 130 million mainly due to the acquisition of a 50% stake in the shipping company FR8.

Total equity increased by USD 198 million in 2008 to USD 1,279 million from USD 1,081 million in 2007. The increase in equity was mainly due to the profit for the year of USD 361 million, less fair value adjustment of derivative financial instruments treated as hedging instruments of USD 41 million, and less dividend paid out of USD 124 million. Our total liabilities increased by USD 161 million in 2008 to USD 2,038 million from USD 1,877 million in 2007 primarily due to an increase in mortgage debt and bank loans of USD 64 million and an increase in other liabilities of USD 136 million mainly due to a significant decrease of USD 101 million in the fair value of derivative financial instruments.

Gross Profit (Net Earnings from Shipping Activities)

The table below presents net earnings from shipping activities by segment for the years ended December 31, 2007 and 2008:

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

Our total revenue in 2008 was USD 1,184 million as compared to USD 774 million in the previous year. Our revenue derives from two segments: the Tanker Division and the Bulk Division. In the markets in which these divisions operate, TCE rates - defined as revenue less voyage expenses divided by the number of available earning days (days available for service) - are used to compare freight rates. TCE earnings in 2008 were USD 906 million compared to USD 604 million in 2007. The increase in the TCE rates was primarily due to the increase in earning days in the Tanker Division, mainly as a result of the acquisition of OMI in 2007, and significantly higher freight rates in the Panamax drybulk business area and the LR2 tanker business area.

Tanker Division

Revenue in the Tanker Division increased by 44% to USD 923 million from USD 640 million in 2007, whereas the time charter equivalent earnings increased by USD 181 million or 38% to USD 657 million in 2008 from USD 476 million in the previous year.

Despite the downturn of the global economy, our product tanker earnings for 2008 proved considerably better than was expected at the beginning of the year, and the operating profit of USD 215 million is highly satisfactory.

In the first quarter, earnings were below expectations. This was mainly due to increasing fuel costs and weaker demand, owing to a mild winter on the east coast of the U.S. with a resulting decline in fuel consumption for heating. In the second quarter, the demand for tonnage was higher, and freight rates therefore rose more than expected. The enhanced market conditions could mainly be ascribed to a strong crude oil transport market and increased demand for naphtha in the Asia Pacific region for the benefit of the our LR2 vessels. At the beginning of the third quarter, freight rates for the large LR1 and LR2 vessels rose further, mainly as a result of increased demand for gas oil and diesel fuel in Europe. This led to more cargoes from Japan and South Korea, which meant increasing transport distances for the large LR1 and LR2 vessels. Rates for the smaller MR and SR vessels remained at the high level seen in the second quarter. In the fourth quarter, the product tanker market felt the decline in the global economy as demand for refined oil products dropped. The demand for naphtha, a raw material used in plastics production, dropped considerably in the second half of 2008. This reduced the transport requirements, causing product tanker rates to decline. Earnings in 2008 were significantly higher for the large LR1 and LR2 vessels than for the smaller MR and SR vessels.

As the oil price rose to record highs of just under USD 150 per barrel in the second and third quarters, fuel prices followed. As a result, we and other shipping companies reduced the speed of our vessels, thereby reducing fuel consumption as well as the supply of tonnage available globally, which in turn helped push up rates. At the end of 2008, rates fell back as a result of lower demand, but as fuel prices also fell in line with the declining oil price, the overall impact of the lower rates on earnings was limited.

In 2008, the delivery of three newbuildings in the LR2 business area was the primary reason for the increase in the number of available earning days by 615 days or 19%, resulting in an increase in earnings of USD 15 million. Freight rates peaked during the third quarter averaging USD 48,421/day in the quarter which contributed to freight rates in 2008 that were on average 44% higher than in the previous year resulting in an increase in earnings by USD 43 million.

In the LR1 business area, we did not add any vessels during 2008, but the additions in 2007 had full effect in 2008 increasing the number of available earning days by 1,533 days or 26% from the previous year, resulting in an increase in earnings of USD 43 million. The average freight rates decreased by 15% from the previous year reducing earnings by USD 30 million.

In the MR business area, two newbuildings were delivered and two vessels were sold during the year. We also took delivery of five chartered-in newbuildings and together with the addition of 11 vessels from the former OMI fleet in 2007, which had full effect in 2008, this was the main reason for the number of available earning days to increase by 2,361 days or 29%, which increased earnings by USD 57 million. The average freight rates remained at a level slightly below the previous year reducing earnings by USD 2 million.

In the SR business area, we did not add any vessels during 2008, but the additions in 2007 from the former OMI fleet had full effect in 2008 increasing the number of available earning days by 2,546 days or 139% from the previous year, resulting in an increase in earnings of USD 42 million. The average freight rates increased by 26% from the previous year increasing earnings by USD 19 million.

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

The table below summarizes the earnings data per quarter for the Tanker Division.

Earnings data for the Tanker division
USD/Day	2007	2008				2008	% Change
	Full year	Q1	Q2	Q3	Q4	Full year	2007-2008
LR2/Aframax vessels
Available earning days for: *
- Owned vessels	2,955	818	836	880	1,012	3,546	20%
- Time chartered vessels	338	90	90	90	92	362	7%
TCE per earning day **	24,407	28,538	32,084	48,421	31,862	35,243	44%

LR1/Panamax vessels
Available earning days for: *
- Owned vessels	2,291	768	759	768	939	3,234	41%
- Time chartered vessels	3,575	1,054	1,005	1,036	1,070	4,165	17%
TCE per earning day **	28,313	23,533	27,036	23,648	23,217	24,204	(15%)

MR vessels
Available earning days for: *
- Owned vessels	7,998	2,288	2,381	2,385	2,476	9,530	19%
- Time chartered vessels	171	202	195	283	320	1,000	485%
TCE per earning day **	23,949	22,716	23,158	26,458	22,298	23,721	(1%)

SR vessels
Available earning days for: *
- Owned vessels	1,530	908	910	916	918	3,652	139%
- Time chartered vessels	306	180	182	184	184	730	139%
TCE per earning day **	16,726	21,034	21,036	20,078	22,338	21,135	26%
* Earning days are the total number of days in the period, where the vessel is ready and available to perform a voyage, i.e. is not in dry-dock, etc.
** TCE, or Time Charter Equivalent Earnings, equals gross freight income less port expenses, bunkers and commissions (including freight and bunkers derivatives).

Bulk Division

In the Bulk Division, revenue increased sharply by 94% to USD 260 million from USD 134 million in the previous year, and TCE earnings increased similarly by 94% or USD 121 million to USD 249 million from USD 128 million in 2007.

In 2008, the drybulk market was characterized by highly volatile freight rates reaching both a historical high and the lowest level in ten years. In the first half, a strong demand for transportation of iron ore and coal pushed up freight rates, whereas in the second half the slowdown of the global economy contributed to a dramatic collapse of rates.

From February until June, freight rates rose significantly, principally as a result of China's strong demand for iron ore and coal for the rebuilding of the Sichuan province, which was hit by a violent earthquake earlier in the year, and the completion of the Olympic infrastructure. Increased coal imports to Japan and India and an increasing number of waiting days, primarily in Australian coal ports, also contributed to the rising freight rates. During this period, the benchmark Panamax market rose from approximately USD 45,000/day to approximately USD 90,000/day.

At the beginning of the second half of 2008, the bulk market suffered from the reduction in Chinese steel production. During the autumn months, the bulk market collapsed completely as a consequence of the downturn of the global economy, a strengthened US dollar and plunging commodity prices. Chinese imports of iron ore dropped dramatically in a short period of time, and the unwillingness of many banks to grant credit and bank guarantees further pushed down freight rates. That a collapse was a reality was evident from Panamax freight rates, which fell from approximately USD 90,000/day to approximately USD 4,000/day in December.

As we, in accordance with the existing strategy, had obtained coverage for a major part of the drybulk fleet at very attractive freight rates, the dramatic decline in the second half of 2008 had relatively limited impact on the overall profit for the year.

Freight rates in the Panamax business area were on average 71% higher than in 2007, increasing earnings by USD 103 million. In this business area, we added a vessel, which was already chartered in and therefore did not affect the number of available earning days, and sold a vessel leaving the fleet of owned vessels at status quo. In addition, we took delivery of six chartered-in newbuildings, redelivered two older chartered-in vessels, and this was the primary reason for the number of available earning days increasing by 676 days or 14%, which increased earnings by USD 18 million.

The change in the time charter equivalent earnings in the Bulk Division can be summarized as illustrated in the table below.

Earnings for the Bulk division
USD million	Panamax
Time charter equivalent earnings 2007	128
Change in number of earning days	18
Change in freight rates	103
Time charter equivalent earnings 2008	249

The table below summarizes the earnings data per quarter for the Bulk Division.

Earnings data for the Bulk division
USD/Day	2007	2008				2008	% Change
	Full year	Q1	Q2	Q3	Q4	Full year	2007-2008
Panamax vessels
Available earning days for: *
- Owned vessels	1,962	566	590	558	545	2,259	15%
- Time chartered vessels	3,010	828	777	863	921	3,389	13%
TCE per earning days **	25,762	36,909	50,568	49,888	38,958	44,012	71%
* Earning days are the total number of days in the period, where the vessels is ready and available to perform a voyage, i.e. is not in dry-dock, etc.
**TCE, or Time Charter Equivalent Earnings, equals gross freight income less port expenses, bunkers and commissions (including freight and bunkers derivatives).

Operation of Vessels

For vessels chartered in on time charters charter hire payments must be made but operating expenses are not incurred. As compared to 2007, charter hire in the Tanker Division increased by USD 38 million to USD 134 million in 2008, whereas charter hire paid in the Bulk Division increased by USD 1 million to USD 60 million. The increase in the Tanker Division was primarily caused by an increase in the number of available earning days from vessels chartered in of 30% compared to 2007.

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

The table below summarizes the operating data for the our fleet of owned and bareboat chartered vessels.

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

Operating expenses per day of USD 7,583 and USD 6,632 in 2008 and 2007, respectively, can be broken down according to type of costs as illustrated in the table below.

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

The total fleet of owned vessels had 170 off-hire days in 2008 corresponding to eight per thousand of the number of operating days compared to 145 off-hire days in 2007 corresponding to nine per thousand of the number of operating days. Of these off-hire days, three specific incidents relating to main engine problems requiring the vessels to undergo major repairs accounted for 84 days. Apart from these incidents, we consider the level of off-hire days to be satisfactory.

Average operating expenses per operating day increased by USD 951 or 14% compared to 2007. The increase was primarily caused by an increase in crew costs per operating day of USD 775 to USD 4,161, corresponding to 12 percentage points of the total increase. The wage increase overall for crew on our vessels was 15% in 2008. Danish seafarers received a wage increase in 2008 with effect from April 2007 and seafarer wages in India, Croatia and especially the Philippines were under pressure during 2008 which has not only affected us but all other shipping companies as well. Maintenance expenses increased by USD 137 to USD 839 per day corresponding to two percentage points of the total increase. Maintenance expenses were affected by general price increases on spare parts and other materials not least due to sharp increases in steel prices during 2008.

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

Other operating income primarily comprises chartering commissions received by us in connection with the management of the three tanker pools. Other operating income amounted to USD 14 million in 2008 compared to USD 15 million in 2007. The decrease was related to a reduction in commissions from technical management of third-party vessels. In connection with the split of the OMI activities between us and Teekay, we performed technical management for a number of Teekay vessels for a short period of time during 2007.

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

Please refer to Note 10 to our consolidated financial statements for a breakdown of financial income and expenses in the income statement and to Note 15 for an overview of mortgage debt and bank loans.

Tax

Tax for the year amounted to an income of USD 1 million compared to an expense of USD 13 million in 2007. The tax expenses for 2008 comprise current tax for the year of USD 3 million compared to USD 16 million in the previous year, a reduction of deferred tax of USD 1 million compared to a reduction of USD 7 million in 2007 and an income of USD 3 million due to an adjustment to the estimated tax liabilities for the previous years compared to an expense of USD 4 million in 2007. The deferred tax liability as December 31, 2008 was USD 55 million compared to USD 56 million in the previous year.

All significant Danish entities in the TORM Group, which consists of TORM and its consolidated subsidiaries, entered into the tonnage taxation scheme with effect from 2001 and have filed tax returns for 2001 through 2007. We have filed a complaint regarding the assessments by the tax authorities of the tax returns for the years 2001 to 2004, and the assessments for 2005 to 2007 have not been completed. The recognized current tax liabilities are therefore to a great extent based on Management's judgment regarding the outcome of the complaint and the assessment. We paid USD 3 million in corporation tax on account in 2008 regarding these entities.

Please refer to Item 10E and Notes 2 and 12 to our consolidated financial statements for further information.

Vessels and Dry-Docking

The increase in tangible fixed assets of USD 172 million to USD 2,612 million in 2008 is attributable to the change in vessels, capitalized dry-docking and in prepayments on vessels. The carrying value of vessels and capitalized dry-docking increased by USD 156 million to USD 2,326 million. The addition of new tonnage amounted to a total acquisition cost of USD 336 million resulting from three LR2 tanker newbuildings, two MR tanker newbuildings and a Panamax drybulk vessels built in 2004.

Two MR tankers built in 1995 and 2006, respectively and one Panamax drybulk vessels built in 1997 representing a total carrying amount of USD 83 million were sold during the year. Prepayments on vessels increased by USD 13 million to USD 273 million due to additional costs relating to vessels under construction of USD 248 million less the above-mentioned newbuilding deliveries of USD 235 million.

Total depreciation amounted to USD 126 million in 2008 as compared to USD 89 million in 2007, an increase of USD 37 million. The increase is due to the expansion and renewal of the fleet during 2007 and 2008 and the amortization of assets acquired in the OMI acquisition having full effect in 2008.

As of December 31, 2008, TORM 's newbuilding program comprised 16 tanker vessels and four drybulk vessels to be delivered during 2009 to 2012, and the contractual liabilities under the program amounted to USD 951 million.

The market value of the fleet and investment program (15 MR tanker newbuildings, one SR tanker newbuilding and four Panamax drybulk vessel newbuildings) exceeded the carrying value of the fleet including newbuilding contracts by USD 367 million at year-end. This valuation is based on among other things the average of three internationally acknowledged shipbrokers' valuations.

Investment in entities including jointly controlled entities (FR8)

In March 2008, we acquired a 50% equity stake in the shipping company FR8 Holdings Pte. Ltd. (FR8) from FR8 Limited, a subsidiary of the international oil trader Projector. FR8 Limited continues to own its 50% equity interest in FR8. The purchase price for the 50% equity stake in FR8 amounted to USD 125 million, which reflected the value of similar shipping companies, less certain purchase price adjustments which are not yet finally agreed. The carrying value of the investment in FR8 was USD 135 million as at 31 December 2008.

We hold investments in other entities and jointly controlled entities with an aggregate carrying amount of USD 1 million as at December 31, 2008 of which USD 3 million concerns unlisted entities, which is unchanged from the previous year. The carrying amount of the unlisted shares constitutes the estimated fair value based on available information.

The share of results of jointly controlled entities was an income of USD 27 million in 2008, of which USD 27 million in profit and acquisition cost adjustment derive from FR8, compared to an expense of USD 6 million in 2007.

Impairment test

We have performed a review of the market values and value in use for the significant assets within our two cash generating units: The Tanker Division and the Bulk Division. The review was based on the selling price and the value in use derived from discounted cash flow calculations. The underlying assumptions for the discounted cash flow calculations are presented in note 9 to our consolidated financial statements.

Market values on vessels have dropped significantly from last year which is clearly illustrated by the change from USD 1,578 million at the end of 2007 to USD 367 million as at 31 December 2008 in the amount by which the market value of the Company's fleet including newbuildings exceeded the carrying amount of the assets. However, based on the review, Management maintains the position that the assets are not impaired.

B.	Liquidity and capital resources

Invested capital, as defined in item 17, increased by USD 104 million to USD 2,926 million as at December 31, 2009, from USD 2,822 million as at December 31, 2008 and USD 2,618 million as at December 31, 2007. The increase can primarily be explained by the net addition of fixed assets including assets held for sale of USD 112 million, an increase in working capital of USD 14 million, a decrease in financial assets of USD 33 million, a decrease in investments in jointly controlled entities of USD 8 million and a decrease in acquired liabilities of USD 18 million of during the year.

We monitor the equity adequacy using gearing ratios, primarily the equity ratio, as defined in Item 17, which is equity divided by total assets. Our policy is to maintain the equity ratio above 30% both when executing short-term business activities and when considering strategic initiatives and planning long-term investments. As at December 31, 2009 the equity ratio was 39% compared to 39% as at December 31, 2008 and 37% as at December 31, 2007.

Equity decreased by USD 32 million in 2009 to USD 1,247 million as at 31 December 2009 from USD 1,279 million in 2008. The decrease in equity was mainly due to fair value adjustment of derivative financial instruments treated as hedging instruments of USD 29 million, less the loss for the year of USD 17 million and less dividend paid out of USD 49 million.

The payment of the Company's obligations under loan agreements, along with the payment of charter hire for chartered-in vessels and all other commitments that TORM has entered into, are paid out of the cash generated by the Company. Total cash and cash equivalents amounted to USD 122 million at the end of 2009 vs. USD 168 million at the end of 2008 and USD 105 million at the end of 2007, resulting in a net decrease in cash and cash equivalents for the year of USD 46 million compared to a net increase of USD 63 million in 2008 and a net increase of USD 73 million in 2007.

The primary sources of the cash flow were profit from operating activities, proceeds from the sale of vessels and additional borrowings, which contributed a total of USD 563 million in cash.

The cash flows were primarily used to finance the acquisition of further additions to the fleet, to repay mortgage debt and bank loans and to pay dividend to shareholders during the year, which required a total of USD 620 million in cash.

Our operations generated a cash inflow of USD 116 million in 2009 compared to an inflow of USD 385 million in 2008 and a cash inflow of USD 188 million in 2007. We did not invest in equity interests in 2009 whereas USD 115 million was invested in the acquisition of a 50% stake in the shipping company FR8 in 2008 and USD 810 million was invested in the acquisition of OMI during 2007. In addition, we invested USD 289 million in tangible fixed assets during 2009, primarily related to the expansion of the fleet, compared to USD 378 million in 2008 and USD 252 million in 2007. We generated USD 78 million in cash flow from the sale of non-current assets, primarily vessels, in 2009 compared to USD 169 million in 2008, while we did not generate any significant cash flows from the sale of non-current assets in 2007. We did not generate any significant cash flows from the sale of equity interests and securities in 2009 whereas we generated a cash inflow of USD 17 million from the sale of equity interests and securities during 2008 and USD 737 million in 2007, of which USD 704 million related to the sale of the shares in NORDEN.

The total cash inflow from financing activities amounted to USD 37 million compared to a cash outflow of USD 59 million in 2008 and a cash inflow of USD 242 million in 2007. Additional borrowings generated inflow of USD 368 million which was primarily used for the repayment on mortgage debt and bank loans amounting to USD 283 million and for the financing of the newbuilding program. Dividend payments to our shareholders, which in 2009 amounted to USD 49 million, also affected cash flow from financing activities.

As at December 31, 2009, we had entered into credit agreements with leading banks with a total commitment of USD 2,132 million of which USD 1,781 million was drawn. At the end of 2008 and 2007, we had commitments of USD 2,220 million and USD 1,964 million, respectively, of which USD 1,723 million was drawn in 2008 of and USD 1,657 million was drawn in 2007. Of the total borrowings of USD 1,781 million, USD 1,642 million compared to USD 1,573 million in 2008 and USD 1,532 million in 2007 was bearing variable interest. The credit agreements are dedicated to the financing of new tonnage and to the ongoing financing of some of the existing vessels.

For the 16 vessels in the newbuilding program compared to 20 vessels in 2008 and 21 vessels in 2007, payments corresponding to approximately 37% compared to 28% in 2008 and 26% in 2007 of the aggregate contract price have been made. The total outstanding contractual commitment under the newbuilding program amounted to USD 455 million as at December 31, 2009 compared to USD 686 million in 2008 and USD 745 million in 2007.

We believe that based on available cash and loan facilities, planned investments and projected operating cash flows in the next 12 months, we have sufficient cash flow to meet operating requirements and cash flow obligations.

For further disclosure and discussion of our contractual obligations please refer to Item 10C and Notes 16, 19, 20 and 21 to the consolidated financial statements.

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

Expectations for 2010

For 2010, we expect a loss before tax of USD 15-60 million, however towards the lower end of this range given the estimated product tanker rates for the remainder of 2010. Our financial result is primarily dependent on the balance between supply and demand for product tankers and drybulk vessels. The expectations include the profit of USD 18 million from the sale of the two Panamax vessels announced in 2009 with delivery in the first quarter of 2010.

The outlook for 2010 is subject to uncertainty, as only 36% of the earning days for 2010 were fixed as of December 31, 2009. 31% of the earning days in the Tanker Division had been covered for 2010 at an average rate of USD 18,989/day against 41% at an average of USD 22,586/day at the same time in 2008, whereas 71% of the earning days in the Bulk Division had been covered for 2010 at an average rate of USD 18,100/day against 27% at an average of USD 46,200/day at the same time in 2008.

The following factors will have the greatest impact on our earnings in 2010:

•	Development in the global economy.

•	Potential financial difficulties of major business partners.

•	Oil trader activity and the development in ton/miles.

•	Consumption of refined oil products.

•	Transport of commodities, mainly to China and in particular iron ore, coal and to some extent grain.

•	Addition of vessels, phase-out of single hulls and scrapping of vessels.

•	Global newbuilding order book delays.

•	One-off events such as strikes, political instability in the oil exporting countries, weather conditions, breakdown of refineries, etc.

Tanker Division

We expect spot rates for product tankers in 2010 to remain highly volatile, but on average in line with 2009 spot rates. As in 2009, 2010 is expected be a difficult year, with relatively low oil demand and a high influx of newbuildings putting rates under pressure. The scrapping of existing tonnage, phase-out of single hulls and the possible postponement of newbuildings may, on the other hand, have a positive effect on rates. Freight rates are expected to recover gradually over the year, in line with the expected pick-up of the global economy and an expected increase in global oil consumption.

The following factors are expected to affect the freight rate developments in 2010:

Tonnage supply

•	The global fleet is expected to grow, measured by the order book, by some 9% in 2010. (source: Inge Steensland AS Shipbrokers).

•
According to IMO rules, single-hulled vessels must be phased out in 2010. As a consequence of these rules approximately 103 single-hulled product tankers, representing 5% of the global fleet, are expected to be phased out (source: Inge Steensland AS Shipbrokers).

•
The global recession and low freight rates have made it difficult to finance newbuildings. Consequently, shipyards as well as shipping companies have cancelled and postponed newbuilding orders. In our assessment, the cancellation of newbuildings will reduce the global product tanker order book by some 15% over the period 2010-2012. Similarly, slippage of the order book is expected to be significant over all years. These estimates are subject to considerable uncertainty.

Tonnage demand

•	Global oil consumption, which fell by 1.9% in 2009, is expected to grow by 1.3% in 2010 (source: EIA).

•
Transport of refined oil products by sea is expected to grow by 2.1% in 2010. By comparison, transport of such products declined by 3.0% in 2009 relative to the previous year. Total transport of oil by sea (crude and refined oil products) dropped by 2.8% in 2009, but is expected to rise by 2.6% in 2010 (source: MSI).

•	US gasoline consumption is expected to grow by approximately 0.6% in 2010, against zero growth in 2009 (source: EIA).

•
The expansion of refinery capacity in the Middle East and India significantly exceeds the immediate increase in consumption in these areas, and as a result an increase in exports – and thus transport – of refined oil products is expected.

Bulk Division

We expect that freight rates for Panamax drybulk vessels – the type of vessels we operate - will remain volatile with a downward trend during 2010 due to the significant number of newbuildings being delivered. At the beginning of 2009, the Panamax rates stood at USD 4,300/day but at year end stood at USD 28,600/day. Future rate development will depend on a continued strong Chinese demand for iron ore and coal as the demand from other parts of the world, especially the U.S., has been weak since the beginning of the financial downturn. The significant number of newbuildings is expected to have an adverse effect on rates.

We make careful risk assessments of potential customers' ability to meet their contractual obligations. Subject to specific credit assessments and the state of the freight market in general, we maintain our strategy of hedging a significant part of its exposure by chartering out vessels on long-term contracts of typically one to two years' duration.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Contractual Obligations

We have various contractual obligations and commercial commitments to make future payments including debt agreements, lease obligations and purchase commitments. The following table summarizes our future obligations under these contracts due by period as of December 31, 2009 (in USD million):

USD million	2010	2011	2012	2013	2014	There-after	Total
Long-Term Debt (1)	141.5	185.0	180.0	726.7	174.8	362.8	1,770.8
Interest payments fixed by interest rate swaps (3)	29.0	23.2	17.5	5.5	0.0	0.0	75.2
Estimated variable interest payments (4)	37.4	36.6	34.5	27.5	18.6	21.9	176.5
Finance lease liabilities	1.8	2.0	2.2	2.4	2.6	22.6	33.6
Interest element finance lease	3.1	2.9	2.7	2.5	2.3	4.8	18.3
Chartered-in Vessels (incl. vessels not delivered) (Operating leases)	230.5	227.2	220.0	195.7	147.5	207.4	1,228.3
Newbuilding installments (Purchase Obligations) (2)	245.7	107.7	93.3	8.4	0.0	0.0	455.1
Other operating leases	7.7	7.1	7.0	6.9	5.2	3.1	37.0
Total	696.7	591.7	557.2	975.6	351.0	622.6	3,794.8

(1)	Debt payments could be accelerated upon violation of debt covenants. We are in compliance at December 31, 2009 and we believe the likelihood of a debt covenant violation is remote.
(2)	Debt financing will provide an estimated 70%-80% of the newbuilding installments.
(3)	Actual fixed rates according to interest rate swaps are used for the covered interest payments. Please refer to Item 11 for further information.
(4)	Variable interest payments are estimated based on a 3.5% net interest rate including margin.

Critical Accounting Estimates and Judgments

The preparation of consolidated financial statements in conformity with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are affected by the way we apply our accounting policies. An accounting estimate is considered critical if: (1) the estimate requires Management to make assumptions about matters that were highly uncertain at the time the estimate was made; (2) different estimates reasonably could have been used; or (3) if changes in the estimate that would have a material impact on the Group's financial condition or results of operations are reasonably likely to occur from period to period. Management believes that the accounting estimates employed are appropriate and the resulting balances are reasonable. However, actual results could differ from the original estimates requiring adjustments to these balances in future periods.

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

There were no indicators of impairments of vessels in 2007 and there were no impairments of vessels 2008 and 2009.

Tax

All significant Danish entities within the Group entered the Danish tonnage taxation scheme, which went into effect on January 1, 2001, and have filed tax returns for 2001 to 2008. The assessment of the tax returns by the tax authorities has not yet been completed for 2007 to 2008, and we have filed a complaint regarding the assessments for 2001 to 2005. The tax regulations are highly complex, and while the Group aims to ensure the estimates of tax assets and liabilities that it records are accurate, there may be instances where the process of agreeing the tax liabilities with the tax authorities could require adjustments to be made to estimates previously recorded.

It is the Group's assessment that there is significant uncertainty as to the estimate of taxes payable as of December 31, 2009 due to the lack of precedents that have interpreted the tonnage tax regulation. The estimate is based on scenario analyses and discussions with the tax authorities, tax advisors and industry organizations, and the uncertainty primarily relates to the division of the activities between income and expenses from shipping-related activities, which are taxed under the tonnage tax scheme, and income and expenses from other activities, which are not taxed under the tonnage tax scheme.

Changes in Accounting Policies

We have implemented the following changes to standards and interpretations in the annual report for 2009:

•	Amendment to IFRS 7 "Financial Instruments: Disclosures." The amendment enhances disclosures about fair value and liquidity risk.

•	Amendment to IAS 1 "Presentation of Financial Statements." The most notable changes in comparison to the former version of IAS 1 are:

•
A requirement that "comprehensive income" is presented either in a single statement or in two statements (an income statement and a statement of comprehensive income, in which net profit for the year is included in one line). The statement of changes in equity can no longer include elements of -comprehensive income, but only the total of this statement.

•
When changes in accounting policies or restatements have occurred, a statement of financial  position (balance sheet) at the beginning of the comparative period is presented (i.e. two years' comparative figures).

•	A requirement for information regarding the tax effect of each item in "other comprehensive income."

•	A requirement of disclosure of amounts, which are reclassified from other comprehensive income to net profit for the year ("recycling").

•	The terminology regarding the financial statements in -accordance with IFRS is changed.

•	Amendment to IAS 23 "Borrowing Costs". The amendment -prohibits immediate expensing of borrowing costs relating to qualifying assets.

•	Amendment to IAS 27 "Consolidated and Separate Financial Statements" relating to cost of an investment on first-time -adoption.

In addition, we implemented a number of smaller changes and -clarifications issued by IASB during 2008 including changes to IFRS 5, IAS 16, IAS 20, IAS 40 and IFRIC 12-18.

The implementation of the changes to standards and interpretations did not affect our accounting policies. However, we have revised our presentation and disclosures of financial statements as a result of the amendments to IAS 1 and IFRS 7.

Accounting Standards and Interpretations Not Yet Adopted

IASB has issued the following changes to standards which have not yet been adopted:

•	Revised IFRS 3 "Business Combinations" and consequential amendments to IAS 27, IAS 28 and IAS 31. The revised standard and amendments will affect the treatment of future business - combinations.

•	Amendment to IAS 32 "Financial Instruments: Presentation." The amendment is not expected to affect us.

•
Amendments to IAS 39 "Financial Instruments: Recognition and Measurement":  "Eligible Hedged Items," "Reclassification of Financial Assets:  Effective Date and Transition," and "Embedded Derivatives."  The amendments are not expected to affect the us.

We will implement these changes when they become effective in 2010 and 2011.

Furthermore, IASB has issued the following standards and changes to standards which become effective on or after 1 January 2010 but have not yet been adopted by the EU:

•	Amendments to IFRS 1 "First Time Adoption of International Financial Reporting Standards" relating to oil and gas assets and to limited exemptions from comparative IFRS 7 disclosures.

•	Amendment to IFRS 2 "Share-Based Payment" relating to group cash-settled share-based payments.

•	IFRS 9 "Financial Instruments - Classification and Measurement." The standard is the first phase in the replacement of IAS 39.

•	Amendment to IAS 24 "Related Party Disclosures" revising the definition of related parties.

•	A number of smaller changes and clarifications during 2009 as part of the improvement project, including changes to IFRS 2, IFRS 5, IFRS 8, IAS 1, IAS 7, IAS 17, IAS 38 and IAS 39.

RECENT DEVELOPMENTS

Sale of two bulk vessels

At the end of 2009, TORM sold the two Panamax dry bulk carriers, TORM Rotna and TORM Charlotte. The vessels have been delivered in March 2010. The sale resulted in a profit of USD 18 million recognized in 2010.

G.	Safe harbor

Forward-looking information discussed in this Item 5 includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Please see "Forward-Looking Statements" in this Report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Set forth below are the names, ages and positions of our directors and executive officers.

Name	Age	Position
Board of Directors:
Niels Erik Nielsen	62	Chairman of the Board
Christian Frigast	58	Deputy Chairman of the Board
Lennart Arnold Johan Arrias	61	Director
Margrethe Bligaard	42	Director
Bo Jagd	67	Director
Jesper Jarlbæk	54	Director, joined in April 2009
Niels Peter Abildgaard Nielsen	45	Director
Gabriel Panayotides	55	Director
Angelos Papoulias	55	Director, joined in April 2009
Stefanos-Niko Zouvelos	54	Director

Management:
Jacob Meldgaard	41	Chief Executive Officer
Roland M. Andersen	42	Chief Financial Officer

Biographical information with respect to each of our directors and executives is set forth below.

Niels Erik Nielsen has been Chairman of our Board of Directors since April 25, 2002. Prior to that Mr. Nielsen was the Deputy Chairman of our Board of Directors from September 26, 2000. Mr. Nielsen is also a partner with the Danish law firm, Bech-Bruun, which provides certain legal services to us. He is a member of the Company's remuneration committee and a member of the Board of Directors of several Danish companies, including Amagerbanken Aktieselskab, Ambu A/S, Charles Christensen A/S, Cimber Sterling Group A/S, Danica-Elektronik A/S, Gammelrand Holding A/S, InterMail A/S, Mezzanin Kapital A/S, Pele Holding A/S, P.O.A. Ejendomme A/S, Satair A/S, SCF-Technologies A/S and Weibel Scientific A/S. Mr. Nielsen holds a Master's of Law degree from the University of Copenhagen.

Christian Frigast has been a director of the Company since September 26, 2000 and Deputy Chairman since April 25, 2002. He is a member of the Company's audit committee and remuneration committee. Mr. Frigast is the managing director of Axcel A/S, a Danish investment company. He also serves as a member of the Board of Directors of numerous companies including Noa Noa A/S, Royal Scandinavia A/S and DVCA. Mr. Frigast holds a Master's of Science degree in Economy from the University of Copenhagen.

Lennart Arnold Johan Arrias has been a director of the Company since 2003. Mr. Arrias is employed by the Company as a Captain and has been with the Company since 1992. He has been elected by the employees of the Company to our Board of Directors.

Margrethe Bligaard has been a director of the Company since April 2007. Ms. Bligaard is employed by the Company as General Manager in the Tanker Division with responsibility for performance development and has been with the Company since 1989. She has been elected by the employees of the Company to our Board of Directors.

Bo Jagd has been a director of the Company since April 2008 and is a member of the Company's audit committee. Mr. Jagd was Managing Director and Chief Executive Officer of Danish Ship Finance A/S from 1992 to April 2008. He also serves a board member in Mermaid Asset Management Fondsmæglerselskab A/S and Molslinien A/S. Prior to that he held senior positions in banking in Denmark, UK and Singapore. Mr. Jagd holds a degree in Business Finance from Copenhagen Business School and is a member of the Company's audit committee. His Special competencies are in: finance, risk management, financial analysis, general management, corporate governance.

Jesper Jarlbaek has been a director of the Company since April 2009 and a member of the Company's audit committee since May 2009. Mr Jarlbaek is the Chief Executive Officer of Earlbrook Holdings LTD. A/S. He also serves as a member of the Board of Directors of numerous companies including Ascendi A/S, TK Development A/S and Cimber Sterling Group A/S. Mr Jarlbaek is a State Authorized Public Accountant and holds a B.Sc. in accounting from Copenhagen Business School.

Niels Peter Abildgaard Nielsen has been a director of the Company since April 2007. Mr. Abildgaard is employed by the Company as General Manager for Quality and Vetting and has been with the Company since 1987. He has been elected by the employees of the Company to our Board of Directors.

Gabriel Panayotides has been a director of the Company since September 2000 and a member of the remuneration committee since May 2009. Since February 1998, Mr. Panayotides has also been Chairman of the Board of Directors of Excel Maritime Carriers Ltd., a publicly-traded shipping company with shares traded on the New York Stock Exchange. Mr. Panayiotides has been engaged in the ownership and management of ocean going vessels since 1978. He sits on the Greek Committee of Classification Society Bureau Veritas and Lloyd's Register of Shipping. He holds a Bachelors degree from the Piraeus University of Economics.

Angelos Papoulias has been a director of the Company since April 2009. Mr. Papoulias has served as a director of Investments & Finance Ltd since 1989. He holds a degree of B.Sc. in mathematics/economics and a Master's degree in International Management.

Stefanos-Niko Zouvelos has been a director of the Company since April 2006 and is a member of the remuneration committee. Mr. Zouvelos is General Manager of Beltest Shipping Company Ltd. in Cyprus, an investment holding company specializing in the shipping sector and the largest shareholder of TORM. Prior to that, Mr. Zouvelos served as a Financial Manager of Good Faith Shipping Co. from 2000 to 2004.  He holds a Master of Science degree in Quantitative Economics from the University of Stirling, Scotland, and has been engaged in the shipping industry since 1984.

Jacob Meldgaard has been our Chief Executive Officer since April 1, 2010. Before this, Mr. Meldgaard served as Executive Vice President and member of the Executive Management in Dampskibsselskabet Norden A/S. Mr. Meldgaard holds a Bachelor of Commerce degree in international trade from Copenhagen Business School, Denmark and has attended the Advanced Management Program at Wharton Business School and Harvard Business School in the United States.

Roland M. Andersen is the Company's Chief Financial Officer. Before this, Mr. Andersen, served as Chief Financial Officer for the Danish mobile and broadband provider Sonofon | Cybercity. From 2000 to 2005, Mr. Andersen was the Chief Financial Officer of private, equity-owned Cybercity. Prior to 2000, he held positions with A.P. Møller-Maersk, the latest one as the Chief Financial Officer for A.P. Møller-Maersk Singapore. Mr. Andersen holds a M.Sc. in Corporate Finance and Marketing and has attended the Executive Program at London Business School.

B.	Compensation

In 2009, we incurred compensation expense of USD 1.1 million for the Board of Directors and USD 5.3 million for our executives including the value of expensed share-based compensation. We have not set aside any amounts to provide pension, retirement or similar benefits to our directors and executive officers. For a description of our stock option plan please refer to "Incentive scheme" below. The members of Management are, in the event of termination by the Company, entitled to a severance payment of up to 24 months' salary. The pension age for members of Management is 62.

C.	Board Practices

The members of our Board of Directors are elected for four-year terms. At the end of each term, they are eligible for re-election. The current Board members were elected at the annual general meeting in April 2007, except for Mr. Zouvelos who was reelected at the annual general meeting in April 2010, Bo Jagd who were elected in April 2008, and Jesper Jarlbæk and Angelos Papoulias who were elected in April 2009.  Our Board members will be eligible for re-election in 2011, except for Bo Jagd who will be eligible for re-election in 2012, and Jesper Jarlbæk and Angelos Papoulias who will be eligible for re-election in 2013. There are no service contracts between us and any of our directors providing for benefits upon termination of a director's election.

Committees of the Board of Directors

On July 31, 2005, we established an audit committee, which adopted an audit committee charter in compliance with Nasdaq's corporate governance rules, except for the exemptions noted below.  Our audit committee is comprised of three independent members of our Board of Directors, and is responsible for reviewing our accounting controls and recommending to the Board of Directors the engagement of our outside auditors.  The members of the audit committee are Messrs. Christian Frigast and Bo Jagd.  In May 2009, the Board decided to expand the audit committee to comprise three independent members and Mr. Jesper Jarlbæk was elected. In addition, we have established a remuneration committee that is comprised of four independent members of our Board of Directors which are responsible for establishing executive officers' compensation and benefits.  The members of our compensation committee are Messrs. Niels Erik Nielsen, Christian Frigast and Stefanos-Niko Zouvelos. In May 2009, the Board decided to expand the remuneration committee to comprise four independent members and Mr. Gabriel Panayotides and was elected.

D.            Employees

The numbers of employees we employed, on average, for the previous three fiscal years, are as follows:

	2007	2008	2009
Land-based employees
Denmark	125	148	171
Other	75	147	141
Total	200	295	312
Seafarers (officers)	239	262	270
Total employees	439	557	582

In 2007 approximately 33 of our employees were employed in administrative positions; this figure rose to 98 in 2008 and to 108 in 2009 primarily due to the OMI acquisition. The majority of the staff on vessels owned by our subsidiaries and associated companies are not employed by us.

E.           Share ownership

The following table sets forth information as of April 30, 2010 regarding the total amount of capital stock owned by our officers and directors on an individual basis:

Name	Position	Shares (Nom. Hold.)	Share options (Nom. Hold.)
Niels Erik Nielsen	Chairman of the Board	5,360	0
Christian Frigast	Deputy Chairman of the Board	5,704	0
Lennart Arnold Johan Arrias	Director	680	*
Margrethe Bligaard	Director	4,800	*
Stefanos-Niko Zouvelos	Director	100	0
Niels Peter Abildgaard Nielsen	Director	168	*
Gabriel Panayotides	Director	48,864	0
Bo Jagd	Director	1	0
Jesper Jarlbæk	Director	11,750	0
Angelos Papoulias	Director	500	0
Jacob Meldgaard	CEO	100,000 **	0
Roland M. Andersen	Chief Financial Officer	0	223,761

*        The person beneficially holds share options less than one percent of our common shares.

**      Mr. Meldgaard has acquired the shares in May 2010.

Incentive scheme

In 2007, we created an incentive scheme for Management, all land-based employees and officers employed on permanent contracts (apart from trainees, apprentices and cadets) that are directly employed in TORM A/S. The Board of Directors is not included in the program. The program covers the financial years of 2007, 2008 and 2009. The participants have been granted a bonus as well as options to purchase shares in the Company with no cash settlement option.

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

Of the share options, 50% are granted with a fixed exercise price (standard options) and 50% are granted with an exercise price that is determined ultimately with the publication of TORM's annual report after a three-year period, i.e. for the grant for 2007, in March 2010. The exercise price is determined by the relative development in TORM's share price in relation to a defined peer group (peer group options). If TORM shares perform relatively better than the peer group, the share options will have a value.

Please refer to Note 4 to the consolidated Financial Statements for further information.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major shareholders.

Our capital stock is comprised of common shares, par value DKK 5 per share. Shareholders holding 5% or more of the total number of our outstanding shares are required to file information with the Copenhagen Stock Exchange. The following table sets forth information regarding the owners of 5% or more of our common shares as of April 30, 2010 according to announcements made to the Copenhagen Stock Exchange in accordance with Section 29 of the Danish Securities Trading Act. None of the shareholders have any special voting rights.

Name	Number of Shares	Percentage of Class
Beltest Shipping Company Ltd.	23,456,100	32.2%
Menfield Navigation Company Limited	14,564,704	20.0%
A/S Dampskibsselskabet TORM's Understøttelsesfond, Denmark	4,556,880	6.3%

Beltest and its parent company, Ryder Holdings Inc., have filed a Schedule 13D with the SEC. Menfield Navigation Company Limited acquired 14,564,704 shares, or 20.0% of our outstanding shares during 2003, 2004 and 2005. A/S Dampskibsselskabet TORM's Understøttelsesfond's has filed a Schedule 13G with the SEC and its shareholding percentage in TORM has not changed over the last four years.

Beltest Shipping Company Ltd., A/S Dampskibsselskabet TORM's Understøttelsesfond and Menfield Navigation Company Limited have given notices of their shareholdings to the Copenhagen Stock Exchange.

B.           Related party transactions.

Niels Erik Nielsen, Chairman of the Board of Directors, is a practicing partner in the law firm Bech-Bruun. Other partners in Bech-Bruun have rendered legal assistance during the financial year as one of a number of law firms. The firm's fee of USD 0.3 million (2008: USD 0.2 million) is based upon the amount of time spent by the firm.

Stefanos-Niko Zouvelos, member of the Board of Directors, is General Manager of Beltest Shipping Company Limited. TORM has during the year paid USD 4.9 million (2008: USD 5.3 million) to an entity owned by Beltest Shipping Company Limited under a time charter agreement involving one product tanker vessel.

Jesper Jarlbæk, member of the Board of Directors, is chairman of the Board of Directors in Basico Consulting A/S. TORM has used Basico Consulting A/S for consulting services in 2009 and paid USD 0.4 million (2008: USD 0.0 million) based upon the amount of time spent by the firm.

Angelos Papoulias, member of the Board of Directors, is director of Investments & Finance Ltd. TORM has used Investments & Finance Ltd. for consulting services in 2009 and paid USD 0.1 million (2008: USD 0.0 million) based upon the amount of time spent by the firm.

There have been no other transactions with such parties since January 1, 2009.

Executive Management remuneration is disclosed in Note 4 to our consolidated financial statements.

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

The average daily trading volume may not be indicative of actual trading volumes and liquidity. Please also refer to "Risk Factors - There may be no active public market for you to resell our ADSs." For the previous five full years:

	2005	2006	2007	2008	2009
Low (DKK)	110.99	116.50	172.00	55.00	42.70
High (DKK)	180.77	201.75	239.75	183.00	72.00
Average Daily Volume (No)	302,890	327,508	306,668	223,943	207,464

The offer and listing details are adjusted in accordance with the stock split as of May 23, 2007.

For the previous two full years and subsequent periods, by quarter:

2008	1st quarter	2nd quarter	3rd quarter	4th quarter
Low (DKK)	130.50	137.50	125.50	55.00
High (DKK)	183.00	177.50	177.50	131.00
Average Daily Volume (No)	252,369	258,748	172,080	216,942

2009	1st quarter	2nd quarter	3rd quarter	4th quarter
Low (DKK)	42.80	42.70	47.10	48.90
High (DKK)	72.00	62.00	56.50	56.00
Average Daily Volume (No)	161,869	252,122	211,709	203,191

For the previous six months:

	November	December	January	February	March	April
	2009	2009	2010	2010	2010	2010
Low (DKK)	48.90	50.50	51.00	54.50	55.50	58.00
High (DKK)	55.00	54.50	67.50	62.00	61.50	64.50
Average Daily Volume (No)	258,015	146,172	482,179	133,665	210,386	217,393

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

	2005	2006	2007	2008	2009
Low (USD)	19.34	19.34	30.98	9.73	7.75
High (USD)	29.79	36.20	45.65	37.25	12.87
Average Daily Volume (No)	28,426	6,274	14,506	31,699	22,189

The offer and listing details are adjusted in accordance with the share stock in May 2007.

For the previous two full years and subsequent periods, by quarter:

2008	1st quarter	2nd quarter	3rd quarter	4th quarter
Low (USD)	27.52	29.09	23.79	9.73
High (USD)	35.47	37.25	34.67	24.80
Average Daily Volume (No)	36,103	33,400	25,266	32,599

2009	1st quarter	2nd quarter	3rd quarter	4th quarter
Low (USD)	7.75	7.79	9.12	9.71
High (USD)	12.87	11.80	10.90	11.32
Average Daily Volume (No)	26,670	29,549	24,914	21,667

For each of the previous six months:

	November	December	January	February	March	April
	2009	2009	2010	2010	2010	2010
Low (USD)	9.92	9.71	9.85	10.36	10.16	10.14
High (USD)	10.98	10.95	13.50	11.41	11.31	11.47
Average Daily Volume (No)	26,670	18,978	34,119	19,033	18,842	19,396

D.           Selling Shareholders

Not Applicable.

E.           Dilution

Not Applicable.

F.           Expenses of the Issue

Not Applicable.

ITEM 10.      ADDITIONAL INFORMATION

A.           Share capital.

Not Applicable.

B.           Memorandum and Articles of Association.

This section summarizes the material provisions of our Articles of Association, including rights of holders of our shares. The description is only a summary and does not describe everything that our Articles of Association contain. A copy of our Articles of Association was filed with the Securities and Exchange Commission on a Form 6-K filed on June 4, 2010 as Exhibit 3.1.

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

Our Articles of Association also contain the following provisions:

•	our Board of Directors shall receive a fixed stipend, which shall be set by the Board of Directors and approved by the shareholders during the annual general meeting;

•	any dividend payable to a shareholder which remains unclaimed after three years shall accrue to us;

•	each common share shall have the right to one vote;

•	directors are elected for four-year terms, after which they are entitled to be re-elected;

•	there are no redemption rights; and

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

With regard to general and special meetings, the Articles of Association provide that:

•	special meetings can be convened by the Board of Directors and the auditors at any time with a notice of no more than five weeks and no less than three weeks;

•	holders of at least 5% of our share capital can request special meetings by submitting a written request to the Board of Directors, which then has 14 days to convene a meeting;

•	shareholders desiring to attend the general meeting must obtain an admission card from us at least three days prior to the meeting;

•
admission cards are issued to any such person who according to the register of shareholders is registered as a shareholder on the record date or who has duly reported his shareholding to us as at the record date for purposes of entry in the register of shareholders;

•	proposals by shareholders must be submitted in writing to the Board of Directors six weeks before the general meeting in order to be considered at the annual general meeting.

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

NEWBUILDING CONTRACTS

As per April 30, 2010, we have four contracts with Tsuneishi Zhoushan Shipyard, China, each for the construction of a Kamsarmax 82,100 dwt bulk carrier. Delivery of the bulk carriers is scheduled between January 2011 and January 2013. We have 10 contracts with Guangzhou Shipyard, China, each for the construction of a Handymax 50,500 to 52,500 dwt product tanker, which are scheduled for delivery between June 2010 and September 2012.

LOAN AGREEMENTS AND CREDIT FACILITIES

On December 10, 2004, the Company has entered into a USD 570.0 million revolving credit facility with Danske Bank A/S and Danish Ship Finance to assist in the financing of 20 vessels in the TORM fleet. The interest rate is a variable rate based upon LIBOR. As security for our obligations under the debt instrument, we have granted to Danske Bank and Danish Ship Finance a first priority mortgage, registered over and against the 20 vessels. The loan is due to be repaid in 2014. Since April 2008 Danish Ship Finance has been the single lender and mortgagee of this credit facility.

On December 14, 2004, the Company entered into a USD 161.3 million credit facility with Import Export Bank of China to assist in the financing of five newbuildings. The interest rate is fixed based upon CIRR-rate. As security for our obligations under the debt instrument, we have granted to Nordea Bank Denmark and DVB Bank, who act as guarantors towards Import Export Bank of China for us, a first priority mortgage, registered over and against the five vessels. The loan is due to be repaid in 2013.

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

On 27 November, 2009, the Company entered into a USD 167.3 million credit facility with Société Générale, Bank of China Limited and Sinosure  to assist in the financing of six newbuildings. The interest rate is a variable rate based upon LIBOR. As security for our obligations under the debt instrument, we have granted a first priority mortgage, registered over and against the six vessels.  The loan has an 10 year tenor and is due to be repaid between 2020 and 2022.

Loan agreement entered into after 31 December, 2009:

On 1 February, 2010, the Company entered into a USD 170.0 million credit facility with Import Export Bank of China to assist in the financing of six newbuildings. The interest rate is a variable rate based upon LIBOR. As security for our obligations under the debt instrument, we have granted a first priority mortgage, registered over and against the six vessels.  The loan has an 8 year tenor and is due to be repaid between 2018 and 2020.

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

DANISH TAX CONSIDERATIONS

In the following we have summarized the general rules on taxation on dividend from TORM to its shareholders. The purpose of the summary is an overall information only and does not aim at constituting tax advice.

Shareholders fully taxable to Denmark

Individual shareholders with a domicile in Denmark or who have stayed in Denmark for at least 6 months and companies registered in Denmark or companies of which the effective place of management takes place in Denmark normally qualifies to be fully taxable to Denmark.

Individual shareholders

Individual shareholders are taxed of received dividend with 28% of an amount up to DKK 48,300 and 42% of the amount exceeding DKK 48,300. In both cases the threshold doubles, i.e. to DKK 96,600 for married couples living together by the end of the income year. The threshold is adjusted on a yearly basis and includes all dividends and gains on shares received in a year.

At the time of the payment of the dividend, TORM normally withhold 28% dividend tax.

Corporate shareholders

Regardless of the owner period, companies which own at least 10% of TORM can receive dividend tax exempt. Companies which own less than 10% are taxed of the dividend with 25%.

Shareholders not fully taxable to Denmark

In connection with dividend distributed from TORM to an individual or a company resident abroad, withholding tax is normally levied with 28%. If Denmark has concluded a Tax Treaty with the state of which the shareholder is resident the shareholder may reclaim the withholding tax which exceeds the withholding tax Denmark is entitled to withhold according to the Tax Treaty. The reclaim should be made to the Danish tax authorities by using a special form which must be certified by the shareholders local tax authorities.

Individual shareholders – special rules

With regard to individual shareholders resident of United States, Great Britain, Norway, Sweden, Canada, Germany, the Benelux countries, Ireland, Switzerland and Greece, withholding tax to Denmark may only be withheld with the rate applicable according to the relevant Tax Treaty, i.e. normally 15%. It is a condition that the shares are registered with the VP Securities Services through a deposit account in a Danish bank. In order to receive these benefits, the individual shareholder must provide the Danish tax authorities with a certification from the local tax authorities of the individual shareholder's residency and tax liability.

Corporate shareholders

Foreign companies are tax exempt of dividend from TORM, when they own at least 10% of TORM, are resident of the EU/EEA or resident of a state which has a Tax Treaty with Denmark according to which the dividend tax is waived or decreased. A foreign company resident of a state outside EU/EEA and which does not have a Tax Treaty with Denmark are also tax exempt of dividend from TORM, if the foreign company has decisive influence in TORM.

If the foreign company owns less than 10% of TORM, TORM must withhold dividend tax with 28%. It is possible to request the withholding tax to be withheld with 15%, if the foreign receiving company is resident in a state, which must exchange information with the Danish tax authorities according to a Tax Treaty or another agreement. If the withheld tax according to the Tax Treaty amounts to less than 15%, it may be possible to obtain that withholding tax rate.

It is a condition that the receiving company is the beneficial owner of the dividend. If this is not the case, withholding tax may apply due to Danish anti-avoidance rules.

If the shares can be allocated to a permanent establishment in Denmark, dividend from these shares are taxed as mentioned above under corporate shareholders fully taxable to Denmark.

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

The election is binding for a ten-year period and, accordingly, we will be covered by the tonnage tax system at least until 2010. A re-election of a new tonnage tax period (2011 – 2020) shall be made no later than 31 December 2010. If the tonnage tax regime is not re-elected it will not be possible to elect the tonnage tax regime before 2021.

Taxable income under the tonnage tax system is calculated using fixed rates per 100 net tons per day for the vessels. When calculating taxable income according to the tonnage tax system, no deductions or depreciation charges are allowed.

Previously it was uncertain whether activities in relation to management of pools of vessels owned by other shipping companies should or should not be taxed according to the tonnage tax system. EU has not approved that fees received for pool management are eligible for tonnage taxation under the conditions set and in 2009 Denmark decided not to try further on this. Hence activities in relation to management of pools are taxed in accordance with the ordinary Danish corporate tax legislation. Special rules apply in relation to the treatment of financial income/expenses.

The taxable income for a Company for a given period is calculated as the sum of the taxable income under the tonnage tax system and the taxable income computed according to the ordinary Danish corporate tax system. The taxable income is taxed at the normal corporate tax rate (presently 25%). The taxable income may be offset by tax losses carried forward following the normal Danish Tax rules.

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

If the shipping company's transition account becomes negative, the negative amount shall be included in the taxable income unless the negative amount is fully or partially neutralized by a positive amount on the netting account plus contracted newbuilding tonnage which shall be delivered within a maximum of three years.

In accordance with Danish accounting principles, the provision for deferred tax that existed at the date of enactment was released to income in 2002, which was in accordance with shipping industry practice in Denmark. However, TORM changed its accounting policies in 2005 to comply with IFRS and in order to align the accounting under IFRS deferred tax assets and liabilities are recorded in the balance sheet. As at December 31, 2009, the Company carried a deferred tax liability of USD 55 million in the balance sheet. The 2009 income tax has preliminarily been estimated to USD 11.7 million.

At the time of the preparation of the tax returns for 2001 – 2005, the content of some areas of the tonnage tax legislation was not yet established. Accordingly, we interpreted the tonnage tax legislation when preparing the tax returns. Some of the interpretations have been challenged by the tax authorities. We agree on part to the interpretations presented by the tax authorities whereas we do not agree to other of the interpretations presented by the tax authorities. The differences in interpretation primarily relate to whether certain income and expense items are taxable under the tonnage taxation scheme or the ordinary Danish corporate tax legislation. The tax authorities have concluded their assessment of the tax returns for 2001 to 2004 and proposed changes to the tax return for 2005. The assessments for 2006 to 2007 have not been completed. However, we have filed a complaint regarding the assessments for 2001 to 2005 to the National Tax Tribunal. In July 2009 the National Tax Tribunal recommended their view on the years 2001 – 2004. As 2005 consist of the same issues we expect the 2005 tax assessments to be recommended in the same way. The main difference between the assessment of the Danish tax authorities and the National Tax Tribunal is that the National Tax Tribunal considers a share portfolio to qualify as assets which are not part of the Tonnage Tax Regime. Due to the recommendations, TORM is currently considering its future tax positions.

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

For 2009, TORM's common stock satisfied these "regularly-traded" tests.  Furthermore, TORM has no reason to believe that this will not continue to be the case notwithstanding the ADS listing on the NASDAQ.

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

Based on its shareholdings during 2009, TORM believed it was subject to the 5% override rule of the final regulations. However, to the extent the override rule applies TORM intends to obtain from one of its 5% shareholders, and from each entity in the chain of ownership between such shareholder and TORM, ownership statements required by the final regulations to support such shareholder's status as a qualified shareholder for more than half the days of the calendar year 2009. If this ownership statement is obtained, TORM will be able to establish that the percentage ownership of TORM common shares owned by such 5% qualified shareholder for such period is such that the common share percentage owned by the remaining shareholders in the 5% closely-held group for such period falls below the 50% ownership threshold.  As a result, TORM would therefore qualify for the 5% closely-held exception. However, as of the date of this filing, TORM has not obtained this ownership statement and there is no certainty that TORM will be able to do so.

If the above ownership statement is obtained, both TORM and each subsidiary will be eligible to claim exemption from tax under Section 883 on their U.S. source shipping income earned during 2009.  However, if TORM is unable to obtain ownership statements from its 5% shareholders to establish that TORM and each subsidiary are not subject to the 5% override rule for 2009, then TORM and certain of its subsidiaries may not qualify for exemption under Section 883 and could be subject to United States federal income tax on their U.S. source shipping income unless they qualify for the benefits of the Treaty as described in more detail below.

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

State and Local Taxation.  TORM, because of its presence in United States in the State of Connecticut, has filed a Connecticut state income tax return for the year 2008 and paid a tax of USD 250.

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

Our ADSs will qualify as readily tradable on an established securities market because they are listed on the NASDAQ national market, which has been designated by the IRS as so qualifying.  Alternatively, as discussed above, we are eligible for the benefits of the Treaty and the IRS has issued guidance that the Treaty is satisfactory for this purpose.  Therefore, we believe that any dividends paid by us on our ADSs should be eligible for these preferential rates in the hands of a U.S. Individual Holder.  However, certain limitations may apply to any "extraordinary dividends" paid by us.  Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Holder. Further, in the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning on January 1, 2011 or later will be taxed at ordinary graduated tax rates.

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

Sale, Exchange or other Disposition of ADSs.  Subject to the discussion of passive foreign investment companies below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our ADSs in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's adjusted tax basis in the ADSs. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period in the ADSs is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

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

If we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder would also be subject to special U.S. federal income tax rules in respect of such U.S. Holder's indirect interest in any of our subsidiaries that are also treated as passive foreign investment companies. Such a U.S. Holder would be permitted to make a QEF election in respect of any such subsidiary, so long as we timely provided the information necessary to such election, which we currently intend to do in such circumstances, but such a U.S. Holder would not be permitted to make a mark-to-market election in respect of such U.S. Holder's indirect interest in any such subsidiary. In addition, if we were to be treated as a PFIC for any taxable year after 2010, a U.S. Holder would be required to file an annual report with the IRS for that year with respect to such holder's common stock. The application of the passive foreign investment company rules is complicated and U.S. Holders are encouraged to consult with their tax advisors regarding the application of such rules in their circumstances.

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

The sensitivity analyses in Note 25 in our consolidated financial statements shows the profit and loss impact for hypothetical changes in, respectively, foreign currency exchange rate, interest rates, bunker prices and freight rates. This method of analysis should not be considered a projection of likely future events and profits or losses. Actual results and market conditions in the future may be materially different from those projected and changes in the instruments held and in the financial and commercial markets in which we operate could cause losses to exceed the amounts projected.

On a limited scale and within the boundaries set out by the Board of Directors, the Company from time to time enters into FFA and bunker contracts as a supplement to the physical position in vessels.

The sensitivity analyses presented in Note 25 in our consolidated financial statements do not consider the effects that such adverse change may have on overall economic activity, nor do they consider additional actions management may take to mitigate its exposure to such changes. Actual results may differ. For an overview of the fair value of the derivative financial instruments please refer to Note 24.

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

In order to manage this risk, we enter into forward contracts and currency options. Please refer to Note 25 in our consolidated financial statements for information relating to contracts entered into.

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

Please refer to Note 25 in our consolidated financial statements for information relating to contracts entered into.

Bunker Price Risk

The Company's operating result is affected by movement in the price of fuel oil consumed by the vessels – known in the industry as bunkers. To cover this risk, the Company hedges the price of part of its bunker requirements for a period of up to 12 months forward. TORM applies hedge accounting to certain bunker hedges.

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

Please refer to Note 25 in our consolidated financial statements for information relating to contracts entered into.

Freight Rate Risk

The majority of our tanker vessels are operated on spot voyage charters through our pools. To manage our exposure to fluctuations in the freight rates we may place certain of the pool's vessels on time charter or enter into Contracts of Affreightment (COA) or freight derivatives (FFA, synthetic T/C, profit split etc.). Our bulk vessels are primarily placed on time charters.

Please refer to Note 25 in our consolidated financial statements for information relating to contracts entered into.

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

None.

ITEM 15.          CONTROLS AND PROCEDURES

a) Disclosure Controls and Procedures.

As of December 31, 2009, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Chairman and Chief Executive Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(e). Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the report it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the SEC rules and forms, and to ensure that information required to be disclosed by the Company in the report it files or submits under the Exchange Act is accumulated and communicated to the Company's management including its principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure.

In designing and evaluating the disclosure controls and procedures, Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

b) Report of TORM Management on Internal Control Over Financial Reporting

TORM's Management is responsible for establishing and maintaining adequate internal control over financial reporting. The internal control system of the TORM Group, which consists of TORM and its consolidated subsidiaries, was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

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

TORM's Management assessed the effectiveness of the TORM Group's internal control over financial reporting as of December 31, 2009. In making this assessment, they used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment and criteria, Management has concluded that, as of December 31, 2009, TORM Group's internal control over financial reporting is effective based on those criteria.

The effectiveness of internal control over financial reporting as of December 31, 2009 has been audited by Deloitte, Statsautoriseret Revisionsaktieselskab, Denmark, an independent registered public accounting firm, as stated in their report which is included in exhibit F2.

c) Attestation report of the registered public accounting firm.

Report of the independent registered public accounting firm

To the shareholders of TORM A/S

We have audited the internal control over financial reporting of TORM A/S and subsidiaries (the "Company") as at 31 December 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at 31 December, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended 31 December, 2009 of the Company and our report dated 25 June 2010 expressed an unqualified opinion on those consolidated financial statements.

Deloitte Statsautoriseret Revisionsaktieselskab

Copenhagen, Denmark

June 25, 2010

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

ITEM 16A.      AUDIT COMMITTEE FINANCIAL EXPERT

We have established an audit committee of the board of directors comprised of two independent members. In May 2009, the Board decided to expand the audit committee to comprise three independent members. The Board of directors has determined that Mr. Jesper Jarlbæk, an individual serving on the audit committee of our Board of directors since 18 May 2009, is an audit committee financial expert and is independent under applicable Nasdaq and SEC standards.

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

The aggregate fee for audit and audit services provided by Deloitte to the Company in 2009 and 2008 were:

(in USD million)	2009	2008
Audit Fees	0.5	0.6
Audit-Related Fees	0.1	0.2
Tax Fees	0.1	0.2
All Other Fees	0.2	0.3
Total	0.9	1.3

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

•
In accordance with Danish law, we will not be required to obtain an independent review of related party transactions for potential conflicts of interests. Our Board of Directors, however, is contemplating adopting a policy that would require any director who has a potential conflict of interest to identify and declare the nature of the conflict to our Board of Directors at the next meeting of the Board of Directors, and if the Board of Directors have to take decisions involving the Director, the Director in question cannot participate in or attend the meetings during the discussions.  Such policy would additionally require that related party transactions must be approved by disinterested directors.

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

Part III

ITEM 17.         FINANCIAL STATEMENTS

We specifically incorporate by reference in response to this item the report of the independent auditors, the consolidated audited financial statements and the accompanying notes, appearing on pages F-1 through F-62.

Non-GAAP measures

In this document we use the measures: net interest-bearing debt and invested capital. Although not GAAP measures, they are all commonly used financial measures according to the Danish Society of Financial Analysts.

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

(in USD million)	2007	2008	2009
Mortgage debt and bank loans	1,653.5	1,718.2	1,770.7
Finance lease liabilities	0.0	0.0	33.6
Less Cash and cash equivalents	(104.9)	(168.3)	(121.8)
Equals Net interest-bearing debt	1,548.6	1,549.9	1,682.5

Invested capital

Invested capital measures the net investments used to achieve our operating profit. We believe that invested capital is a relevant measure that management uses to measure the overall development of the assets and liabilities generating our net profit. Invested capital is calculated as follows:

	2007	2008	2009
Intangible assets	96.7	91.6	91.5
Plus Tangible fixed assets	2,439.3	2,611.5	2,678.7
Plus Investments in jointly controlled entities	0.0	130.5	122.9
Plus Loans to jointly controlled entities	109.9	42.2	38.8
Plus Other financial assets	46.0	41.7	8.9
Plus Inventories	19.7	18.3	24.6
Plus Accounts receivable	131.1	206.9	92.5
Plus Non-current assets held for sale	0.0	0.0	44.4
Less Deferred tax	(55.6)	(55.1)	(54.9)
Less Acquired liabilities related to options on vessels	(31.6)	(10.7)	(3.7)
Less Acquired time charter contracts	(32.0)	(15.0)	(3.9)
Less Trade accounts payable	(42.6)	(48.9)	(24.9)
Less Current tax liabilities	(14.5)	(9.7)	(5.7)
Less Other liabilities	(44.1)	(179.8)	(82.9)
Less Deferred income	(3.9)	(0.9)	(0.1)
Equals Invested capital	2,618.4	2,822.6	2,926.2

ITEM 18.         FINANCIAL STATEMENTS

Not Applicable.

TORM AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO THE SHAREHOLDERS OF TORM A/S

We have audited the accompanying consolidated balance sheets of Torm A/S and subsidiaries (the "Company") as at 31 December 2009 and 2008 and the related consolidated income statements, consolidated statements of changes in equity, and consolidated cash flow statements for each of the three years in the period ended 31 December 2009. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Torm A/S and subsidiaries as at 31 December 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2009, in conformity with International Financial Reporting Standards ("IFRS") as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board ("IASB").

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as at 31 December 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 25 June 2010 expressed, an unqualified opinion on the Company's internal control over financial reporting.

June 25, 2010

Deloitte Statsautoriseret Revisionsaktieselskab
Copenhagen, Denmark

TORM AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
For The Years Ended December 31, 2007, 2008 and 2009
(EXPRESSED IN THOUSANDS OF USD)

	Note	2007	2008	2009
Revenue		773,612	1,183,594	862,251
Port expenses, bunkers and commissions		(172,182)	(264,050)	(217,356)
Freight and bunkers derivatives		2,894	(13,586)	(11,952)
		------------	------------	------------
Time charter equivalent earnings		604,324	905,958	632,943

Charter hire		(154,852)	(193,829)	(220,880)
Operating expenses	4	(115,547)	(174,333)	(169,556)
		------------	------------	------------
Gross profit (Net earnings from shipping activities)	3	333,925	537,796	242,507

Profit from sale of vessels		0	82,813	33,145
Administrative expenses	4, 5	(54,960)	(89,906)	(78,194)
Other operating income		15,167	14,493	7,331
Share of results of jointly controlled entities	29	(6,058)	27,122	(2,256)
Impairment losses on jointly controlled entities	9	0	0	(20,000)
Depreciation and impairment losses	7, 8, 9	(89,083)	(126,068)	(132,775)

Operating profit		198,991	446,250	49,758

Financial income	10	681,088	16,175	6,090
Financial expenses	10	(75,871)	(102,354)	(74,896)
		------------	------------	------------
Profit before tax		804,208	360,071	(19,048)

Tax expenses	13	(12,531)	1,279	1,686
		------------	------------	------------
Net profit/(loss) for the year		791,677	361,350	(17,362)
		------------	------------	------------

	Note	2007	2008	2009
Earnings per share (USD) *)	30	11.4	5.2	(0.3)
Earnings per share (DKK) **)		62.3	26.6	(1.3)
Diluted earnings per share (USD)	30	11.4	5.2	(0.3)
Diluted earnings per share (DKK) **)		62.1	26.5	(1.3)
*)	The comparative figures are restated to reflect the change in the denomination of the Company's shares from DKK 10 per share to DKK 5 in May 2007.

**)	Calculated from USD to DKK at the average USD/DKK exchange rate for the relevant period.

The accompanying notes are an integrated part of these financial statements.

TORM AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For The Years Ended December 31, 2007, 2008 and 2009
(EXPRESSED IN THOUSANDS OF USD)

	2007	2008	2009

Net profit/(loss) for the year	791,677	361,350	(17,362)

Other comprehensive income:
Exchange rate adjustments arising on translation of entities
using a measurement currency different from USD	121	(42)	1
Fair value adjustment on hedging instruments	15,438	(56,478)	26,455
Value adjustment on hedging instruments transferred to
income statement	(12,363)	15,177	4,127
Value adjustment on hedging instruments transferred to
assets	0	0	(1,203)
Fair value adjustment on available for sale investments	70,676	(4,796)	1,545
Transfer to income statement on sale of available for sale
investments	(643,260)	(2,578)	(3,681)
	------------	------------	------------
Other comprehensive income after tax	(569,388)	(48,717)	27,244
	------------	------------	------------

Total comprehensive income for the year	222,289	312,633	9,882
	------------	------------	------------

The accompanying notes are an integrated part of these financial statements.

TORM AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2008 and 2009
(Expressed in thousands of USD)

	Note	2008	2009
ASSETS
NON-CURRENT ASSETS

Intangible assets
Goodwill		89,184	89,184
Other intangible assets		2,451	2,269
		------------	------------
	7, 9	91,635	91,453
		------------	------------
Tangible fixed assets
Land and buildings		3,713	3,687
Vessels and capitalized dry-docking	17	2,325,863	2,390,391
Prepayments on vessels		272,731	273,860
Other plant and operating equipment		9,214	10,734
		------------	------------
	8, 9	2,611,521	2,678,672
		------------	------------
Financial fixed assets
Investments in jointly controlled entities	9, 29	130,468	122,968
Loans to jointly controlled entities		42,158	38,766
Other investments	6	6,387	3,190
Other financial assets	24	31,002	8,500
		------------	------------
		210,015	173,424
		------------	------------
Total non-current assets		2,913,171	2,943,549
		------------	------------
CURRENT ASSETS
Inventories of bunkers		18,302	24,618
Freight receivables, etc.	11	120,166	62,084
Other receivables	12	72,013	16,825
Other financial assets	24	10,700	400
Prepayments		14,684	13,558
Cash and cash equivalent		168,317	121,824
		------------	------------
Non-current assets held for sale	28	0	44,353
		------------	------------
Total current assets		404,182	283,662
		------------	------------
TOTAL ASSETS		3,317,353	3,227,211
		------------	------------

The accompanying notes are an integrated part of these financial statements.

TORM AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (continued)
As of December 31, 2008 and 2009
(EXPRESSED IN THOUSANDS OF USD)

	Note	2008	2009
SHAREHOLDERS' EQUITY AND LIABILITIES
SHAREHOLDERS' EQUITY
Common shares	14	61,098	61,098
Treasury shares	14	(18,118)	(18,118)
Revaluation reserves		(106)	(2,242)
Retained profit		1,209,540	1,205,146
Proposed dividend		55,100	0
Hedging reserves		(32,637)	(3,258)
Translation reserves		4,072	4,073
		------------	------------
Total shareholders' equity		1,278,949	1,246,699
		------------	------------
LIABILITIES
Non-current liabilities
Deferred tax liability	13	55,117	54,951
Mortgage debt and bank loans	15, 17	1,505,797	1,629,250
Finance lease liabilities	20	0	31,754
Acquired liabilities related to options on vessels	24	10,672	1,885
Acquired time charter contracts	23	3,864	61
		------------	------------
Total non-current liabilities		1,575,450	1,717,901
		------------	------------
Current liabilities
Mortgage debt and bank loans	15, 17	212,368	141,520
Finance lease liabilities	20	0	1,808
Trade payables		48,960	24,993
Current tax liabilities		9,709	5,664
Other liabilities	16	179,823	82,891
Acquired liabilities related to options on vessels	24	0	1,801
Acquired time charter contracts	23	11,150	3,803
Deferred income		944	131
		------------	------------
Total current liabilities		462,954	262,611
		------------	------------
Total liabilities		2,038,404	1,980,512
		------------	------------
Total shareholders' equity and liabilities		3,317,353	3,227,211
		------------	------------
Accounting policies	1-2
Collateral security	17
Guarantee and contingent liabilities	18
Contractual liabilities	19
Finance lease liabilities – as lessee	20
Time charter contracts	21
Purchase options on vessels	22
Acquired time charter contracts	23
Derivative financial instruments	24
Risks associated with TORM's activities	25
Financial instruments	26
Related party transactions	27
Non-current assets held for sale	28
Entities in the Group	29
Earnings per share	30
Cash flows	31
Acquisition of companies	32

The accompanying notes are an integrated part of these financial statements.

TORM AND SUBSIDIARIES
Consolidated statements of changes in shareholders' equity
As of December 31, 2007, 2008 and 2009
(Expressed in millions of USD)

					Gains/losses recognized directly in equity
	Common shares	Treasury Shares	Retained profit	Proposed dividends	Revaluation reserve	Hedging reserves	Trans-lation reserves	Total

SHAREHOLDERS' EQUITY

Balance at January 1, 2007	61.1	(18.1)	574.5	73.9	579.8	5.6	4.0	1,280.8

Extraordinary dividends paid			(369.3)					(369.3)
Extraordinary dividends paid on treasury shares			18.0					18.0
Dividends paid				(76.4)				(76.4)
Dividends paid on treasury shares			3.7					3.7
Exchange rate adjustment on dividends paid			(2.5)	2.5				0.0
Share-based compensation			2.0					2.0
Proposed dividend for the financial year			(64.5)	64.5				0.0
Total comprehensive income for the year	0.0	0.0	791.7	0.0	(572.5)	3.1	0.1	222.4
Total changes in equity 2007	0.0	0.0	379.1	(9.4)	(572.5)	3.1	0.1	(199.6)

Equity at December 31, 2007	61.1	(18.1)	953.6	64.5	7.3	8.7	4.1	1,081.2

Changes in equity 2008:
Extraordinary dividends paid			(61.5)					(61.5)
Extraordinary dividends paid on treasury shares			3.0					3.0
Dividends paid				(68.6)				(68.6)
Dividends paid on treasury shares			3.3					3.3
Exchange rate adjustment on dividends paid			(4.1)	4.1				0.0
Share-based compensation			8.9					8.9
Proposed dividend for the financial year			(55.1)	55.1				0.0
Total comprehensive income for the year	0.0	0.0	361.4	0.0	(7.4)	(41.4)	0.0	312.6
Total changes in equity 2008	0.0	0.0	255.9	(9.4)	(7.4)	(41.4)	0.0	(197.7)

Equity at December 31, 2008	61.1	(18.1)	1,209.5	55.1	(0.1)	(32.7)	4.1	1,278.9

Changes in equity 2009:
Dividends paid				(51.2)				(51.2)
Dividends paid on treasury shares			2.5					2.5
Exchange rate adjustment on dividends paid			3.9	(3.9)				0.0
Share-based compensation			6.6					6.6
Proposed dividend for the financial year				0.0				0.0
Total comprehensive income for the year			(17.4)		(2.1)	29.4		9.9
Total changes in equity 2009	0.0	0.0	(4.4)	(55.1)	(2.1)	29.4	0.0	(32.2)

Equity at December 31, 2009	61.1	(18.1)	1,205.1	0.0	(2.2)	(3.3)	4.1	1,246.7

The accompanying notes are an integrated part of these financial statements.

TORM AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Expressed in thousands of USD)

	Note	2007	2008	2009
CASH FLOW FROM OPERATING ACTIVITIES
Net profit for the year		791,677	361,350	(17,362)

Reversal tax expenses		12,531	(1,279)	(1,686)
Reversal of financial income and expenses		(605,217)	86,179	68,806
Reversal of profit from sale of vessels		0	(82,813)	(33,145)
Reversal of depreciation and impairment losses		89,083	126,067	132,775
Reversal of impairment of jointly controlled entities		0	0	20,000
Reversal of share of results of jointly controlled entities		6,057	(27,122)	2,256
Reversal of other non-cash movements	32	2,888	(7,786)	1,270

Dividends received		1,317	1,337	75
Dividends received from jointly controlled entities		2,600	3,930	3,050
Interest received and exchange rate gains		19,852	13,439	5,168
Interest paid and exchange rate losses		(70,833)	(84,332)	(56,944)
Income taxes paid/repaid		(9,539)	(4,199)	(2,726)
Change in bunkers, accounts receivables and payables		(52,456)	(78)	(5,284)
		-----------	-----------	-----------

Net cash inflow/(outflow) from operating activities		187,960	384,693	116,253
		-----------	-----------	-----------
CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets		(252,233)	(377,786)	(288,812)
Investment in equity interests and securities		0	(133,917)	(5)
Loans to jointly controlled entities		(31,271)	69,589	4,688
Payments of liability related to options on vessels		0	(6,719)	1,500
Acquisition of enterprises and activities	33	(810,159)	0	0
Sale of equity interests and securities		736,686	17,365	4,767
Sale of non-current assets		194	169,067	78,486
		-----------	-----------	-----------
Net cash outflow from investing activities		(356,783)	(262,401)	(199,396)
		-----------	-----------	-----------
CASH FLOW FROM FINANCING ACTIVITIES
Borrowing, mortgage debt and other financial liabilities		1,807,911	1,020,699	368,041
Repayment/redemption, mortgage debt		(1,141,753)	(955,872)	(282,671)
Dividends paid		(423,950)	(123,785)	(48,720)
Purchase/disposal of treasury shares		0	0	0
		-----------	-----------	-----------
Cash inflow/(outflow) from financing activities		242,208	(58,958)	36,650
		-----------	-----------	-----------
Net cash inflow/(outflow) from operating,
investing and financing activities		73,385	63,334	(46,493)

Cash and cash equivalents, at January 1		31,598	104,983	168,317
		-----------	-----------	-----------
Cash and cash equivalents, at December 31		104,983	168,317	121,824
Of which used as collateral		0	0	0
		-----------	-----------	-----------
		104,983	168,317	121,824
		-----------	-----------	-----------

The accompanying notes are an integrated part of these financial statements.

TORM AND SUBSIDIARIES - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

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

The functional currency in all major entities is USD, and the Company applies USD as presentation currency in the preparation of financial statements.

CHANGES IN ACCOUNTING POLICIES AND PRESENTATION

TORM has implemented the following changes to standards and interpretations in the annual report for 2009:
•	Amendment to IFRS 7 "Financial Instruments: Disclosures". The amendment enhances disclosures about fair value and liquidity risk.
•	Amendment to IAS 1 "Presentation of Financial Statements". The most notable changes in comparison to the former version of IAS 1 are:
•
A requirement that "comprehensive income" is presented either in a single statement or  in two statements (an income statement and a statement of comprehensive income, in which net profit for the year is included in one line). The statement of changes in equity can no longer include elements of -comprehensive income, but only the total of this statement.

•
When changes in accounting policies or restatements have occurred, a statement of financial  position (balance sheet) at the beginning of the comparative period is presented (i.e. two years comparative figures).

• A requirement for information regarding the tax effect of each item in "other comprehensive income".
• A requirement of disclosure of amounts, which are reclassified from other comprehensive income to net profit for the year ("recycling").
• The terminology regarding the financial statements in -accordance with IFRS is changed.
•	Amendment to IAS 23 "Borrowing Costs". The amendment -prohibits immediate expensing of borrowing costs relating to qualifying assets.
•	Amendment to IAS 27 "Consolidated and Separate Financial Statements" relating to cost of an investment on first-time -adoption.

In addition, TORM implemented a number of smaller changes and -clarifications issued by IASB during 2008 including changes to IFRS 5, IAS 16, IAS 20, IAS 40 and IFRIC 12-18.

The implementation of the changes to standards and interpretations did not affect TORM's accounting policies. However, the Company has revised its presentation and disclosures of financial statements as a result of the -amendments to IAS 1 and IFRS 7.

ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

IASB has issued the following changes to standards which have not yet been adopted:

•	Revised IFRS 3 "Business Combinations" and consequential amendments to IAS 27, IAS 28 and IAS 31. The revised standard and amendments will affect the treatment of future business combinations.
•	Amendment to IAS 32 "Financial Instruments: Presentation". The amendment is not expected to affect TORM.
•
Amendments to IAS 39 "Financial Instruments: Recognition and Measurement": "Eligible Hedged Items", "Reclassification of Financial Assets: Effective Date and Transition", and "Embedded Derivatives". The amendments are not expected to affect the Company.

•	Amendment to IFRS 2 "Share-Based Payment" relating to group cash-settled share-based payments.
•	A number of smaller changes and clarifications during 2009 as part of the improvement project, including changes to IFRS 2, IFRS 5, IFRS 8, IAS 1, IAS 7, IAS 17, IAS 38 and IAS 39.

TORM will implement these changes when they become effective in 2010 and 2011.

Furthermore, IASB has issued the following standards and changes to standards which become effective on or after 1 January 2010 but have not yet been adopted by the EU:

•	Amendments to IFRS 1 "First Time Adoption of International Financial Reporting Standards" relating to oil and gas assets and to limited exemptions from comparative IFRS 7 disclosures.
•	IFRS 9 "Financial Instruments - Classification and Measurement". The standard is the first phase in the replacement of IAS 39.
•	Amendment to IAS 24 "Related Party Disclosures" revising the definition of related parties.

TORM expects that the implementation of these standards and changes to standards will not materially affect the Company's financial statements.

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

Deferred tax

All significant Danish entities within the Group entered the Danish tonnage taxation scheme for a binding 10-year period with effect from 1 January 2001 and have filed tax returns for the fiscal years 2001 to 2008. Under the Danish tonnage taxation scheme, taxable income is not calculated on the basis of income and expenses as under the normal corporate taxation. Instead, taxable income is calculated with reference to the tonnage used during the year. The taxable income for a company for a given period is calculated as the sum of the taxable income under the tonnage taxation scheme and the taxable income from the activities that are not covered by the tonnage taxation scheme made up in accordance with the ordinary Danish corporate tax system.

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

Changes in fair value of derivative financial instruments, which are designated as cash flow hedges and deemed to be effective, are recognised directly in Other comprehensive income. When the hedged transaction is recognised in the income statement, the cumulative value adjustment recognised in Other comprehensive income is transferred to the income statement and included in the same line as the hedged transaction. However, when the forecast transaction that is hedged results in the recognition of a fixed asset, the gains and losses previously accumulated in Other comprehensive income are transferred from Other comprehensive income and included in the initial measurement of the cost of the fixed asset. Changes in fair value of a portion of a hedge deemed to be ineffective are recognised in the income statement.

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

Segment information

TORM consists of two business segments: The Tanker Division and the Bulk Division. This segmentation is based on the Group's internal management and reporting structure in addition to evaluation of risk and earnings. In the tanker segment the services provided primarily comprise transport of refined oil products such as gasoline, jet fuel and naphta, and in the bulk segment the services provided comprise transport of dry cargo – typically commodities such as coal, grain, iron ore, etc. Transactions -between segments are based on -market-related prices and are -eliminated at Group level. The Group only has one -geographical segment, because the Company considers the global market as a whole, and as the individual vessels are not limited to specific parts of the world. Furthermore, the internal management reporting does not provide such information. Consequently, it is not possible to provide -geographical segment information on revenue from external customers or non-current segment assets.

The accounting policies applied for the segments regarding recognition and measurement are consistent with the policies for TORM as described in this note.

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

Share-based compensation

The Management and all land-based employees and officers employed on permanent contracts (apart from trainees, apprentices and cadets) that are directly employed by TORM A/S participate in an incentive scheme, which includes grant of shares and share options. The scheme does not provide the choices of cash settlement instead of shares. The fair value of the shares and share options granted under the scheme is measured at the grant date and is recognized in the income statement as a personnel expense under administrative expenses and operating costs over the vesting period. The counter item is recognized in equity. The fair value is measured based on the Black-Scholes and the Monte Carlo models.

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

Impairment losses on jointly controlled entities

Impairment losses on jointly controlled entities comprise the reduction in the value of the investment in jointly controlled entities by the amount by which the carrying amount to the investment exceeds its recoverable amount. In the event of indication of impairment of value, the carrying amount is assessed and the value of the asset is reduced to its recoverable amount equal to the higher of value in use based on net present value of future earnings from the assets and its net selling price.

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

Other investments

Other investments comprise shares in other companies and are classified as available-for-sale. Listed shares are measured at the market value at the balance sheet date, and unlisted shares are measured at estimated fair value. Unrealized gains and losses resulting from changes in fair value of shares are recognized in Other comprehensive income. Realized gains and losses resulting from sales of shares are recognized as financial items in the income statement. The cumulative value adjustment recognized in Other comprehensive income is transferred to the income statement when the shares are sold. Dividends on shares in other companies are recognized as income in the period in which they are declared.

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

Impairment of assets

Non-current assets are reviewed quarterly to determine any indication of impairment either due to a significant decline in the assets' market value or in the cash flows generated by the assets. In case of such indication, the recoverable amount of the asset is estimated as the higher of the asset's net selling price and its value in use. The value in use is the -present value of the future cash flows expected to derive from an asset. If the recoverable amount is less than the carrying amount of the asset, the carrying amount is reduced to the recoverable amount. The impairment loss is recognized immediately in the income statement.

For the purpose of assessing impairment, assets including goodwill are grouped at the lowest levels at which goodwill is monitored for internal management purposes. The two cash-generating units of the Company are the Tanker Division and the Bulk Division.

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

NOTE 2

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the consolidated financial statements in conformity with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are affected by the way TORM applies its accounting policies. An accounting estimate is considered critical if the estimate requires Management to make assumptions about matters that were highly uncertain at the time the estimate was made; different estimates reasonably could have been used, or if changes in the estimate that would have a material impact on the Company's financial condition or results of operations are reasonably likely to occur from period to period. Management believes that the accounting estimates employed are appropriate and resulting balances are reasonable. However, actual results could differ from the original estimates requiring adjustments to these balances in future periods.

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

There were no indicators of impairments of vessels in 2007 and 2008 and there were no impairments of vessels in 2009.

Tax

All significant Danish entities within the Group entered the Danish tonnage taxation scheme with effect from 1 January 2001 and have filed tax returns for 2001 to 2008. The assessment of the tax returns by the tax authorities has not yet been completed for 2006 to 2008 and TORM has filed a complaint regarding the assessments for the years 2001 to 2005. The tax regulations are highly complex, and while the Group aims to ensure the estimates of tax assets and liabilities that it records are accurate, there may be instances where the process of agreeing the tax liabilities with the tax authorities could require adjustments to be made to estimates previously recorded.

It is the Group's assessment that there is uncertainty as to the estimate of taxes payable as of 31 December 2009 due to the lack of precedents that have interpreted the tonnage tax regulation. The estimate is based on scenario analyses and discussions with the tax authorities, tax advisors and industry organizations, and the uncertainty primarily relates to the split of the activities between income and expenses from shipping related activities, which are taxed under the tonnage tax scheme, and income and expenses from other activities, which are not taxed under the tonnage tax scheme.

NOTE 3 - NET EARNINGS FROM SHIPPING ACTIVITIES (in USD million)

	For the year ended December 31, 2007
	Tanker	Bulk	Not allocated	Total
CONSOLIDATED SEGMENT INFORMATION INCOME STATEMENT
Revenue	639.3	134.3	0.0	773.6
Port expenses, bunkers and commissions	(165.9)	(6.3)	0.0	(172.2)
Freight and bunkers derivatives	2.9	0.0	0.0	2.9
	---------	---------	------	---------
Time Charter Equivalent Earnings	476.3	128.0	0.0	604.3
Charter hire	(95.9)	(59.0)	0.0	(154.9)
Operating expenses	(105.1)	(10.4)	0.0	(115.5)
	---------	--------	--------	---------
Gross profit/(loss) (Net earnings from shipping activities)	275.3	58.6	0.0	333.9
Profit/(loss) from sale of vessels	0.0	0.0	0.0	0.0
Administrative expenses	(47.8)	(7.2)	0.0	(55.0)
Other operating income	15.2	0.0	0.0	15.2
Share of results of jointly controlled entities	3.4	0.0	(9.4)	(6.0)
Depreciation and impairment losses	(82.6)	(6.5)	0.0	(89.1)
	--------	--------	--------	--------
Operating profit	163.5	44.9	(9.4)	199.0
Financial income and expenses			605.2	605.2
			--------	--------
Profit/(loss) before tax			595.8	804.2
Tax expenses			(12.5)	(12.5)
			------	---------
Net profit/(loss) for the year			583.3	791.7

BALANCE	As of December 31, 2007
Total non-current assets	2,431.8	154.3	116.9	2,703.0
Total assets	2,560,7	155.7	242.0	2,958.9
Total liabilities	136.7	3.5	1,737.4	1,877.6

OTHER INFORMATION
Additions to intangible assets and tangible fixed assets	1,243.5	72.2	0.0	1,315.7
Impairment losses recognized in the income statement	0.0	0.0	0.0	0.0
Reversal of impairment losses recognized in the income statement	0.0	0.0	0.0	0.0
Investments in jointly controlled entities	3.9	0.0	(7.4)	(3.5)

The activity that TORM owns in a 50/50 joint venture with Teekay is included in "Not allocated."

During the year there have been no transactions between the Tanker and the Bulk segments, and therefore all the revenue derives from external customers.

	For the year ended December 31, 2008
	Tanker	Bulk	Not allocated	Total
CONSOLIDATED SEGMENT INFORMATION INCOME STATEMENT
Revenue	923.2	260.4	0.0	1,183.6
Port expenses, bunkers and commissions	(252.2)	(11.9)	0.0	(264.1)
Freight and bunkers derivatives	(13.6)	0.0	0.0	(13.6)
	---------	---------	------	---------
Time Charter Equivalent Earnings	657.4	248.5	0.0	905.9
Charter hire	(133.8)	(60.0)	0.0	(193.8)
Operating expenses	(160.0)	(14.3)	0.0	(174.3)
	---------	--------	--------	---------
Gross profit/(loss) (Net earnings from shipping activities)	363.6	174.2	0.0	537.8
Profit/(loss) from sale of vessels	30.6	52.2	0.0	82.8
Administrative expenses	(82.6)	(7.3)	0.0	(89.9)
Other operating income	14.4	0.1	0.0	14.5
Share of results of jointly controlled entities	8.0	0.0	19.1	27.1
Depreciation and impairment losses	(118.7)	(7.3)	0.0	(126.0)
	--------	--------	--------	--------
Operating profit	215.3	211.9	19.1	446.3
Financial income and expenses			(86.2)	(86.2)
			--------	--------
Profit/(loss) before tax			(67.1)	360.1
Tax expenses			1.3	1.3
			------	---------
Net profit/(loss) for the year			(65.8)	361.4

BALANCE	As of December 31, 2008
Total non-current assets	2,542.9	199.0	171.3	2,913.2
Total assets	2,762.1	209.2	346.1	3,317.4
Total liabilities	177.0	7.8	1,853.6	2,038.4

OTHER INFORMATION
Additions to intangible assets and tangible fixed assets	309.1	68.7	0.0	377.8
Impairment losses recognized in the income statement	0.0	0.0	0.0	0.0
Reversal of impairment losses recognized in the income statement	0.0	0.0	0.0	0.0
Investments in jointly controlled entities	7.8	0.0	122.7	130.5

The activity that TORM owns in a 50/50 joint venture with Teekay and the 50% ownership of FR8 Holding Pte. Ltd. is included in "Not allocated."

During the year there have been no transactions between the Tanker and the Bulk segments, and therefore all the revenue derives from external customers.

	For the year ended December 31, 2009
	Tanker	Bulk	Not allocated	Total
CONSOLIDATED SEGMENT INFORMATION INCOME STATEMENT
Revenue	745.2	117.1	0.0	862.3
Port expenses, bunkers and commissions	(213.5)	(3.9)	0.0	(217.4)
Freight and bunkers derivatives	(12.0)	0.0	0.0	(12.0)
	---------	---------	------	---------
Time Charter Equivalent Earnings	519.7	113.2	0.0	632.9
Charter hire	(163.0)	(57.9)	0.0	(220.9)
Operating expenses	(159.0)	(10.5)	0.0	(169.5)
	---------	--------	--------	---------
Gross profit/(loss) (Net earnings from shipping activities)	197.7	44.8	0.0	242.5
Profit/(loss) from sale of vessels	0.0	33.1	0.0	33.1
Administrative expenses	(71.7)	(6.5)	0.0	(78.2)
Other operating income	7.4	0.0	0.0	7.4
Share of results of jointly controlled entities	3.5	0.0	(5.8)	(2.3)
Impairment losses on jointly controlled entities	0.0	0.0	(20.0)	(20.0)
Depreciation and impairment losses	(126.1)	(6.6)	0.0	(132.7)
	--------	--------	--------	--------
Operating profit	10.8	64.8	(25.8)	49.8
Financial income and expenses			(68.8)	(68.8)
			--------	--------
Profit/(loss) before tax			(94.6)	(19.0)
Tax expenses			1.6	1.6
			------	---------
Net profit/(loss) for the year			(93.0)	(17.4)

BALANCE	As of December 31, 2009
Total non-current assets	2,655.8	131.1	156.6	2,943.5
Total assets	2,763.7	181.0	282.5	3,227.2
Total liabilities	67.7	4.1	1,908.7	1,980.5

OTHER INFORMATION
Additions to intangible assets and tangible fixed assets	261.2	26.4	0.0	287.6
Impairment losses recognized in the income statement	0.0	0.0	(20.0)	(20.0)
Reversal of impairment losses recognized in the income statement	0.0	0.0	0.0	0.0
Investments in jointly controlled entities	8.3	0.0	114.7	123.0
The activity that TORM owns in a 50/50 joint venture with Teekay and the 50% ownership of FR8 Holding Pte. Ltd. is included in "Not allocated."

During the year there have been no transactions between the Tanker and the Bulk segments, and therefore all the revenue derives from external customers.

TORM consists of two business segments: Tanker and Bulker.

In the Tanker Division, a major portion of the Company's freight revenue is concentrated on a small group of customers. In 2009, one customer accounted for 13% (2008: 12%) of the total freight revenue of the Company.

Revenue under the Bulk Segment includes an income of USD 26 million, which relates to compensation received for premature redelivery to TORM of four Panamax bulk carriers on long-term time charter contracts.

Please also refer to the section Segment information in note 1.

NOTE 4 - STAFF COSTS (in USD million)

	For the years ended December 31
	2007	2008	2009
Total staff costs
Staff costs included in operating expenses	15.2	22.2	22.0
Staff costs included in administrative expenses	39.0	59.1	45.1
	---------	---------	---------
Total	54.2	81.3	67.1
	---------	---------	---------
Staff costs comprise the following
Wages and salaries	47.7	66.7	54.3
Share-based compensation	2.3	8.9	7.0
Pension costs	3.3	4.5	4.8
Other social security costs	0.9	1.2	1.0
	---------	---------	---------
Total	54.2	81.3	67.1
	---------	---------	---------
Hereof remuneration to the Board of Directors and salaries to the Management
Wages and salaries	5.7	7.1	5.1
Share-based compensation	0.5	1.5	1.1
Pension and social security costs	0.1	0.2	0.2
	---------	---------	---------
Total	6.3	8.8	6.4
	---------	---------	---------

Hereof remuneration to the Board of directors	0.6	0.9	1.1
Hereof salaries to the Management	5.7	7.9	5.3
	---------	---------	---------
Total	6.3	8.8	6.4
	---------	---------	---------

Hereof remuneration to the Board of Directors and salaries to the Management
(in USD thousands)
2007	Board remuneration	Committee remuneration	Total short-term benefits
Niels-Erik Nielsen	138	18	156
Christian Frigast	92	18	110
Peter Abildgaard (appointed on 17 April 2007)	39	0	39
Lennart Arrias	55	0	55
Margrethe Bligaard (appointed on 17 April 2007)	39	0	39
Ditlev Engel (resigned on 17 April 2007)	28	0	28
Peder Mouridsen (resigned on 17 April 2007)	16	0	16
Gabriel Panayotides	55	0	55
Stefanos-Niko Zouvelos	55	0	55
	---------	---------	---------
Total for 2007	517	36	553
	---------	---------	---------

	Short-term benefits
2007	Salaries	Bonus	Pension	Share-based compensation	Total
Klaus Kjærulff	1,036	2,341	100	326	3,803
Mikael Skov	549	1,217	53	210	2,029
	---------	---------	---------	---------	---------
Total for 2007	1,585	3,558	153	536	5,832
	---------	---------	---------	---------	---------

Hereof remuneration to the Board of Directors and salaries to the Management
2008	Board remuneration	Committee remuneration	Total short-term benefits
Niels-Erik Nielsen	196	10	206
Christian Frigast	128	20	148
Peter Abildgaard	79	0	79
Lennart Arrias	79	0	79
Margrethe Bligaard	79	0	79
Bo Jagd (appointed on 22 April 2008)	54	7	61
Gabriel Panayotides	79	0	79
E. Michael Steimler (appointed on 22 April 2008)	54	0	54
Stefanos-Niko Zouvelos	79	7	86
	---------	---------	---------
Total for 2008	827	44	871
	---------	---------	---------

	Short-term benefits
2008	Salaries	Bonus	Pension	Share-based compensation	Total
Klaus Kjærulff (1 January – 30 September 2008)	914	2,356	88	948	4,306
Mikael Skov	904	1,325	88	581	2,898
Roland M. Andersen (started on 26 May 2008)	430	293	40	9	772
	---------	---------	---------	---------	---------
Total for 2008	2,248	3,974	216	1,538	7,976
	---------	---------	---------	---------	---------

Hereof remuneration to the Board of Directors and salaries to the Management
2009	Board remuneration	Committee remuneration	Total short-term benefits
Niels-Erik Nielsen	280	9	289
Christian Frigast	121	19	140
Peter Abildgaard	75	0	75
Lennart Arrias	75	0	75
Margrethe Bligaard	75	0	75
Bo Jagd	75	9	84
Jesper Jarlbæk (appointed on 22 April 2009)	51	7	58
Gabriel Panayotides	75	7	82
E. Michael Steimler (resigned on 19 August 2000)	47	0	47
Angelos Papoulias (appointed on 22 April 2009)	51	0	51
Stefanos-Niko Zouvelos	75	9	84
	---------	---------	---------
Total for 2009	1,000	60	1,060
	---------	---------	---------

	Short-term benefits
2009	Salaries	Bonus	Pension	Share-based compensation	Total
Mikael Skov	2,713	0	84	746	3,543
Roland M. Andersen	681	633	63	399	1,776
	---------	---------	---------	---------	---------
Total for 2009	3,394	633	147	1,145	5,319
	---------	---------	---------	---------	---------

Salaries for Mikael Skov include an extraordinary compensation for taking the position as CEO in the interim period until Jacob Meldgaard joins as new CEO.

Bonus for Roland M. Andersen was guaranteed as part of the employment contract in 2008.

Employee information

The average number of staff in the group in the financial year was 582 (2008: 557. 2007: 439). The majority of the staff on vessels is not employed by TORM.

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

Bonus

The bonus will be awarded based on TORM achieving a calculated RoIC (Return on Invested Capital) in each financial year compared to each year's budgeted RoIC. 75% of the achieved bonus will be paid in cash and 25% in shares, which the employee will own provided that the employee is still employed by the Company after a period of two years. The number of shares granted to the employee will depend on the market price for the TORM share when TORM's annual report for the grant year is published. The individual employee's share of the bonus will be based partly on the individual's salary and partly on the evaluation of the individual's performance. The employee will receive the bonus after the publication of TORM's annual report. For the financial year 2009, the total value of the bonus under this programme amounts to USD 2.7 million (2008: USD 18.7 million), of which USD 2.7 million (2008: USD 14.6 million) has been recognized as an expense in the income statement in 2009. Of the USD 2.7 million (2008: USD 14.6 million) USD 0.0 million (2008: USD 0.6 million) relates to shares and USD 2.7 million (2008: USD 14.0 million) relates to cash bonus.

From the total value of the bonus programme for 2009 USD 0.0 million (2008: USD 4.7 million) relates to shares. The number of granted shares for 2007 amounts to 106,622 shares of which 11,542 are forfeited, and the number of granted shares for 2008 amounts to 400,214 shares of which 17,975 are forfeited. No shares have been granted in 2009.

An expense of USD 2.1 million (2008: USD 1.0 million) relating to the amortization of shares for 2007-2008  has furthermore been recognized in the income statement for 2009.

Share options

The number of share options granted during the financial year 2009 is 1,245,764 (2008: 1,087,362 share options) of which 35,544 are forfeited. In 2009, 39,546 (2008: 24,952) of the share options granted in 2008 are forfeited, and 23,491 (2008: 40,267) of the share options granted in 2007 are forfeited. Each share option gives the employee the right to acquire one TORM share of a nominal value of DKK 5. The share options can only be settled in shares. The Company's holding of treasury shares covers the share option programme.

The share options consist of 2 elements:

Approximately 50% of the share options are granted with a fixed exercise price (standard options). For the share options granted in 2007, the price is DKK 148.3 per share, and for the following years, DKK 159.7 and DKK 171.0 respectively after adjustment for the extraordinary dividend paid out in September 2007 and December 2008.

Approximately 50% of the share options are granted with an exercise price that is determined ultimately with the publication of TORM's annual report after a three-year period, i.e. for the grant for 2009, in March 2012. The exercise price is determined by the relative development in TORM's share price in relation to a defined peer group (peer group options). If the TORM share develops relatively better than the peer group, the share options will have a value.

All share options can be exercised after three years from grant and should be at the latest exercised three years later, however observing the rules about insider trading. For the 2009 grant, share options can be exercised after the publication of the annual report for 2011, in March 2012, and shall be exercised by March 2015 at the latest, and for the 2008 grant, share options can be exercised after the publication of the annual report for 2010, in March 2011, and shall be exercised by March 2014 at the latest. Finally, for the 2007 grant, share options can be -exercised after the publication of the annual report for 2009, in March 2010, and shall be exercised by March 2013 at the latest. The share options will be in accordance with Danish law and conditions and include -continued employment in the Company until the share options have vested. In 2009, a total expense of USD 4.9 million (2008: USD 7.3 million) has been recognized in the income statement regarding share options, of which USD 0.5 million relates to share options granted in 2009, USD 1.5 million (2008: USD 2.6 million) relates to share options granted in 2008 and USD 2.9 million (2008: USD 4.7 million) relates to share options granted in 2007.

The market value of the share options granted in 2009, 2008 and 2007 is based on the Black-Scholes and Monte Carlo models and calculated at USD 1.4 million (2008: USD 6.3 million. 2007: USD 10.9 million) as per the grant date.

The key assumptions for the calculation of the market value based on the Black-Scholes and Monte Carlo models are:

•
The share price at the measurement date is estimated at DKK 48.6 per share (2008 grant: DKK 140.0. 2007 grant: DKK 202.25) based on the share price at OMX The Nordic Exchange as per 10 July 2009 (2008 grant: 31 March 2009. 2007 grant: 9 August 2007).

•	The exercise price (before adjustment for extraordinary dividends) is DKK 201 per share (2008 grant: DKK 190. 2007 grant: DKK 179).
•	The exercise price will be adjusted for extraordinary TORM dividends amounting to an adjustment of DKK 30.0 per share for 2009, DKK 30.3 per share for 2008 and DKK 30.7 for 2007.
•	The expected dividend rate is estimated at 3% (2008 grant: 3%. 2007 grant: 3%) of the equity per annum.
•
The volatility on the TORM share is estimated based on the Company's historical volatility and was estimated at 39.2% (2008: 34.9. 2007: 36%) and for the peer group at 30.8% (2008 grant: 3.8%. 2007 grant: 22%).

•	The risk-free interest rate based upon expiry of the options is 2.68% (2008 grant: 3.80%. 2007 grant: 4.46%).
•	The options are on average held for a period of 4.2 year (2008 grant: 4.46 year. 2007 grant: 4.1 year).
•
The correlation rate between peer group and TORM is 92.5% (2008 grant: 92.5%. 2007 grant: 92.5%), based on the correlation on the yearly return for the historical share prices during the last ten years.

Changes in outstanding share options are as follows:
	Total options	Options allocation per year
	2009	2007	2008	2009
Share option programme – 2007 to 2009

Management
Granted	752,119	328,349	200,009	223,761
Transferred to resigned employees	(400,018)	(200,009)	(200,009)	0
Exercised	0	0	0	0
Forfeited/expired 2007	0	0	0	0
Forfeited/expired 2008	0	0	0	0
Forfeited/expired 2009	0	0	0	0
	------------	------------	------------	------------
Not exercised at 31 December 2009	352,101	128,340	0	223,761
	------------	------------	------------	------------

Other employees
Granted	2,628,779	759,013	847,763	1,022,003
Transferred to resigned employees	(205,279)	(66,900)	(69,352)	(69,027)
Exercised	0	0	0	0
Forfeited/expired 2007	(4,706)	(4,706)	0	0
Forfeited/expired 2008	(104,765)	(40,267)	(64,498)	0
Forfeited/expired 2009	(59,035)	(23,491)	0	(35,544)
	------------	------------	------------	------------
Not exercised at 31 December 2009	2,254,994	623,649	713,913	917,432
	------------	------------	------------	------------

Resigned employees
Granted	39,590	0	39,590	0
Transferred from management and other employees	605,297	266,909	269,361	69,027
Exercised	0	0	0	0
Forfeited/expired 2007	0	0	0	0
Forfeited/expired 2008	0	0	0	0
Forfeited/expired 2009	0	0	0	0
	------------	------------	------------	------------
Not exercised at 31 December 2009	644,887	266,909	308,951	69,027
	------------	------------	------------	------------
Total number of not exercised at 31 December 2009	3,251,982	1,018,898	1,022,864	1,210,220
	------------	------------	------------	------------

Hereof:
Share options with a fixed exercise price	1,442,067	451,811	453,578	536,678
Share options with an exercise price based on peer group	1,809,915	567,087	569,286	673,542

Total number of share options not exercised at 31 December 2008	2,104,799	1,042,389	1,062,410	0
	------------	------------	------------	------------
Total number of share options that could be exercised at 31 December 2009	0	0	0	0
Total number of share options that could be exercised at 31 December 2008	0	0	0	0
	------------	------------	------------	------------

NOTE 5 - ADMINISTRATIVE EXPENSES (in USD million)

	For the year ended December 31

Remuneration to the auditors appointed at the Annual General Meeting	2007	2008	2009

Deloitte
Audit fees	0.6	0.6	0.5
Audit-related fees	0.2	0.2	0.1
Tax fees	0.0	0.2	0.1
Fees other services	0.1	0.3	0.2
	---------	---------	---------
Total fees	0.9	1.3	0.9
	---------	---------	---------

NOTE 6 - OTHER INVESTMENTS (in USD million)

Other investments	2008	2009
Cost:
Balance at January 1	3.7	6.5
Additions	17.7	0.0
Disposals	(14.9)	(1.1)
	---------	---------
Balance at December 31	6.5	5.4
	---------	---------
Value adjustment:
Balance at January 1	7.3	(0.1)
Exchange rate adjustment	(0.3)	0.2
Value adjustment for the year	(4.5)	1.4
Disposal	(2.6)	(3.7)
	---------	---------
Balance as of December 31	(0.1)	(2.2)
	---------	---------

Carrying amount at December 31:	6.4	3.2
	---------	---------
Hereof listed	3.5	0.2
Hereof unlisted	2.9	3.0

NOTE 7 - INTANGIBLE ASSETS (in USD million)

	Goodwill	Other intangible assets	Total
Cost:
Balance at 1 January 2007	0.0	0.0	0.0
Exchange rate adjustment	0.0	0.0	0.0
Additions	0.0	0.0	0.0
Additions through business combination	89.2	13.4	102.6
Disposals	0.0	0.0	0.0
Transferred to/from other items	0.0	0.0	0.0
	---------	---------	---------
Balance at 31 December 2007	89.2	13.4	102.6
	---------	---------	---------

Depreciation and impairment losses:
Balance at 1 January 2007	0.0	0.0	0.0
Exchange rate adjustment	0.0	0.0	0.0
Disposal	0.0	0.0	0.0
Reversal of impairment losses	0.0	0.0	0.0
Depreciation and impairment losses for the year	0.0	5.9	5.9
	---------	---------	---------
Balance at 31 December 2007	0.0	5.9	5.9
	---------	---------	---------

Carrying amount at 31 December 2007	89.2	7.5	96.7
	---------	---------	---------

Cost:
Balance at 1 January 2008	89.2	13.4	102.6
Exchange rate adjustment	0.0	0.0	0.0
Additions	0.0	0.0	0.0
Additions through business combination	0.0	0.0	0.0
Disposals	0.0	(10.7)	(10.7)
Transferred to/from other items	0.0	0.0	0.0
	---------	---------	---------
Balance at 31 December 2008	89.2	2.7	91.9
	---------	---------	---------

Depreciation and impairment losses:
Balance at 1 January 2008	0.0	5.9	5.9
Exchange rate adjustment	0.0	0.0	0.0
Disposal	0.0	(10.7)	(10.7)
Reversal of impairment losses	0.0	0.0	0.0
Depreciation and impairment losses for the year	0.0	5.1	5.1
	---------	---------	---------
Balance at 31 December 2008	0.0	0.3	0.3
	---------	---------	---------

Carrying amount at 31 December 2008	89.2	2.4	91.6
	---------	---------	---------

Cost:
Balance at 1 January 2009	89.2	2.7	91.9
Exchange rate adjustment	0.0	0.0	0.0
Additions	0.0	0.0	0.0
Additions through business combination	0.0	0.0	0.0
Disposals	0.0	0.0	0.0
Transferred to/from other items	0.0	0.0	0.0
	---------	---------	---------
Balance at 31 December 2009	89.2	2.7	91.9
	---------	---------	---------

Depreciation and impairment losses:
Balance at 1 January 2009	0.0	0.3	0.3
Exchange rate adjustment	0.0	0.0	0.0
Disposal	0.0	0.0	0.0
Reversal of impairment losses	0.0	0.0	0.0
Depreciation and impairment losses for the year	0.0	0.2	0.2
	---------	---------	---------
Balance at 31 December 2009	0.0	0.5	0.5
	---------	---------	---------

Carrying amount at 31 December 2009	89.2	2.2	91.4
	---------	---------	---------

Please refer to note 9 for information on impairment testing.

NOTE 8 - TANGIBLE FIXED ASSETS (in USD million)

	Land and buildings	Vessels and capitalized dry-docking	Prepayment on vessels	Other plant and operating equipment	Total
Cost:
Balance at January 1, 2007	0.5	1,284.1	169.2	8.3	1,462.1
Exchange rate adjustment	0.0	0.0	0.0	0.0	0.0
Additions	1.7	38.4	208.0	2.9	251.0
Additions through business combination	2.2	958.6	0.0	1.3	962.1
Disposals	0.0	(5.8)	0.0	(0.5)	(6.3)
Transferred to/from other items	0.0	117.8	(117.8)	0.0	0.0
Transferred to non-current assets held for sale	0.0	0.0	0.0	0.0	0.0
	--------	--------	--------	--------	--------
Balance at December 31, 2007	4.4	2,393.1	259.4	12.0	2,668.9
	--------	--------	--------	--------	--------
Depreciation and impairment losses:

Balance at January 1, 2007	0.1	147.7	0.0	4.7	152.5
Exchange rate adjustment	0.0	0.0	0.0	0.0	0.0
Additions
Disposals	0.0	(5.8)	0.0	(0.3)	(6.1)
Reversal of impairment losses	0.0	0.0	0.0	0.0	0.0
Depreciation for the year	0.1	81.4	0.0	1.7	83.2
	--------	--------	--------	--------	--------
Balance at December 31, 2007	0.2	223.3	0.0	6.1	229.6
	--------	--------	--------	--------	--------
Carrying amount at December 31, 2007	4.2	2,169.8	259.4	5.9	2,439.3
	--------	--------	--------	--------	--------
Hereof finance leases	0.0	0.0	0.0	0.0	0.0
	--------	--------	--------	--------	--------
Hereof financial expenses included in cost	0.0	1.8	0.9	0.0	2.7

	Land and buildings	Vessels and capitalized dry-docking	Prepayment on vessels	Other plant and operating equipment	Total
Cost:
Balance at January 1, 2008	4.4	2,393.1	259.4	12.0	2,668.9
Exchange rate adjustment	(0.5)	0,0	0.0	0.0	(0.5)
Additions	0.1	93.4	277.5	6.8	377.8
Disposals	0.0	(99.9)	0.0	(0.8)	(100.7)
Transferred to/from other items	0.0	264.2	(264.2)	0.0	0.0
	--------	--------	--------	--------	--------
Balance at December 31, 2008	4.0	2,650.8	272.7	18.0	2,945.5
	--------	--------	--------	--------	--------
Depreciation and impairment losses:

Balance at January 1, 2008	0.2	223.3	0.0	6.1	229.6
Exchange rate adjustment	0.0	0.0	0.0	0.3	0.3
Disposals	0.0	(16.4)	0.0	(0.5)	(16.9)
Depreciation for the year	0.1	118.0	0.0	2.9	121.0
	--------	--------	--------	--------	--------
Balance at December 31, 2008	0.3	324.9	0.0	8.8	334.0
	--------	--------	--------	--------	--------
Carrying amount at December 31, 2008	3.7	2,325.9	272.7	9.2	2,611.5
	--------	--------	--------	--------	--------
Hereof finance leases	0.0	0,0	0.0	0.0	0.0
	--------	--------	--------	--------	--------
Hereof financial expenses included in cost	0.0	2.3	0.8	0.0	3.1

	Land and buildings	Vessels and capitalized dry-docking	Prepayment on vessels	Other plant and operating equipment	Total
Cost:
Balance at January 1, 2009	4.0	2,650.8	272.7	18.0	2,945.5
Exchange rate adjustment	0.1	0.0	0.0	0.1	0.2
Additions	0.0	44.2	236.9	6.5	287.6
Disposals	0.0	(66.1)	0.0	(1.0)	(67.1)
Transferred to/from other items	0.0	235.8	(235.8)	0.0	0.0
Transferred to non-current assets held for sale	0.0	(49.9)	0.0	0.0	(49.9)
	--------	--------	--------	--------	--------
Balance at December 31, 2009	4.1	2,814.8	273.8	23.6	3,116.3
	--------	--------	--------	--------	--------
Depreciation and impairment losses:

Balance at January 1, 2009	0.3	324.9	0.0	8.8	334.0
Exchange rate adjustment	0.0	0.0	0.0	0.0	0.0
Disposals	0.0	(22.8)	0.0	(0.6)	(23.4)
Reversal of impairment losses	0.0	0.0	0.0	0.0	0.0
Depreciation for the year	0.1	127.9	0.0	4.6	132.6
Transferred to non-current assets held for sale	0.0	(5.6)	0.0	0.0	(5.6)
	--------	--------	--------	--------	--------
Balance at December 31, 2009	0.4	424.4	0.0	12.8	437.6
	--------	--------	--------	--------	--------
Carrying amount at December 31, 2009	3.7	2,390.4	273.8	10.8	2,678.7
	--------	--------	--------	--------	--------
Hereof finance leases	0.0	42.1	0.0	0.0	42.1
	--------	--------	--------	--------	--------
Hereof financial expenses included in cost	0.0	2.5	1.1	0.0	3.6

Included in the carrying amount for vessels and capitalized dry-docking are capitalized dry-docking costs in the amount of USD 35.5 million (2008: USD 35.6 million. 2007: USD 27.1 million).

For information on assets used as collateral security, please refer to note 17.

In all material aspects the depreciations under Other plant and operating equipment of USD 4.6 million relate to administration (2008: USD 2.9 million. 2007: USD 1.7 million).

Please refer to note 9 for information on impairment testing.

NOTE 9

 IMPAIRMENT TESTING

As at 31 December 2009, Management performed a review of the recoverable amount of the assets by assessing the net selling price and the value in use for the significant assets within the two cash generating units. The Tanker Division and the Bulk Division and the investment in 50% of FR8.

Based on the review, Management concluded that the assets within the Tanker Division and the Bulk Division were not impaired whereas the carrying amount of the investment in 50% of FR8 should be reduced by an impairment loss of USD 20.0 million to the calculated recoverable amount of USD 114.7 million.

In the assessment of net selling price, Management reviews the market values of each vessel.  Three internationally acknowledged shipbrokers' valuations are obtained, along with other external and internal sources of information to assist Management in the determination of market values and estimated net selling price. The primary factors considered in Management's analysis of each vessel are deadweight tons, yard and age of the vessel.

The assessment of the value in use was based on the present value of the expected future cash flows derived from discounted cash flow calculations. The calculation of value in use is very sensitive to the key assumptions which are considered to be related to the future development in freight rates and to the WACC (Weighted Average Cost of Capital) applied as discounting factor in the calculations. The sensitivities have been assessed as follows, all other things being equal:

•	A decrease in freight rates of 10% over the remaining life of the vessels would not lead to impairment of assets within the Tanker Division and the Bulk Division.
•	An increase in WACC of 2%-points would not lead to impairment of assets within the Tanker Division and the Bulk Division.

The major assumptions used in the calculation of the value in use are:

•
The cash flows are based on known tonnage including vessels contracted for delivery in future period. Additions or sales of tonnage are not factored in as the timing and effect of such -transactions is highly uncertain. However, additions will only be made if Management expects to achieve a return in excess of the discount rate applied in the impairment test.

•	The product tankers are expected to generate normal income for at least 25 years. Given the current age profile of the tanker fleet, the remaining life would be at least 19 years.
•	Goodwill with a carrying amount of USD 89.2 million was acquired in the acquisition of OMI in 2007 and has been allocated to the Tanker Division.
•
Freight rate estimates in the period 2010 to 2012 are based on the extensive experience and knowledge of the market embedded in the Tanker Division as expressed in the Company's business plans. Freight rates beyond 2012 are based on the 10 year historic average freight rates from Clarkson adjusted by the inflation rate.

•
Operating expenses and administrative expenses are estimated based on experience and knowledge of the market as well as plans and initiatives outlined in the operating budgets and business plans for the period 2010 to 2012. Beyond 2012, operating expenses per operating day and administrative expenses are expected to increase with the inflation rate.

•	WACC is set to 9%. WACC is calculated using a standard WACC model in which cost of equity, cost of debt and capital structure are the key parameters.
•	The inflation rate is based on the US Federal Reserve and ECB inflation target over the medium term, currently set to 2%.

Management believe these major assumptions to be reasonable.

NOTE 10 – FINANCIAL INCOME AND EXPENSES (in USD million)

	For the years ended December 31
	2007	2008	2009
Financial income
Interest income from cash and cash equivalents	21.4	7.3	1.3
Gain on sale of other investments (available-for-sale)	643.3	2.6	3.7
Dividends	1.3	1.3	0.1
Fair value adjustments on derivative financial instruments	0.0	0.0	0.0
Exchange rate adjustments including net gains/loss from forward exchange rate contracts	15.1	5.0	1.0
	--------	--------	--------
	681.1	16.2	6.1
	--------	--------	--------
Financial expenses
Interest expense on mortgage and bank debt including net gains/loss on interest related derivatives	68.3	79.7	52.8
Fair value adjustments on derivative financial instruments	5.4	14.7	21.4
Exchange rate adjustments	0.0	0.0	0.0
Other financial expenses	3.0	8.5	1.2
Hereof included in the cost of tangible fixed assets	(0.8)	(0.5)	(0.5)
	--------	--------	--------
	75.9	102.4	74.9
	--------	--------	--------
Total financial items	605.2	(86.2)	(68.8)
	--------	--------	--------

NOTE 11 – FREIGHT RECEIVABLES, ETC. (in USD million)

Analysis as at December 31 of freight receivables, etc.

	For the years ended December 31
	2008	2009
Freight receivables, etc.
Neither past due nor impaired	57.3	29.7
Due < 30 days	45.5	21.1
Due between 30 days and 180 days	13.5	4.6
Due > 180 days	3.9	6.7
	--------	--------
Total freight receivables, etc.	120.2	62.1
	--------	--------

As at December 31, 2009, freight receivables etc. includes receivables at a value of USD 0.1 million (2008: USD 0.1 million), that is individually determined to be impaired to a value of USD 0.0 million (2008: USD 0.0 million).

Movements in the provision for impairment of freight receivables etc. during the year are as follows:

	For the years ended December 31
	2008	2009
Provisions for impairment of freight receivables, etc.
Balance at January 1	0.9	0.1
Provisions for the year	0.0	0.0
Provisions reversed during the year	(0.1)	0.0
Provisions utilized during the year	(0.7)	0.0
	--------	--------
Balance at December 31	0.1	0.1
	--------	--------

Provisions for impairment of freight receivables, etc. have been recognized in the income statement under administrative expenses. The provision is based on an individual assessment of each individual receivable.

NOTE 12 – OTHER RECEIVABLES – (in USD million)

	For the years ended December 31
	2008	2009

Partners and commercial management	8.4	1.1
Derivative financial instruments	27.0	2.7
Receivables at joint ventures	22.0	2.6
Tax receivables	1.7	1.2
Miscellaneous, including items related to shipping activities	12.9	9.2
	--------	--------
Other receivables	72.0	16.8
	--------	--------

NOTE 13 - TAXES (in USD million)

For the years ended December 31
	2007	2008	2009
TAX ON PROFIT FOR THE YEAR AND DEFERRED TAX

Current tax for the year	(15.8)	(3.0)	(3.3)
Adjustment related to previous years	(3.8)	3.8	4.9
Adjustment of deferred tax	7.1	0.5	0.1
	---------	---------	---------
Tax expenses	(12.5)	1.3	1.7
	---------	---------	---------

RECONCILIATION OF THE EFFECTIVE CORPORATION TAX RATE FOR THE YEAR

Corporation tax rate in Denmark	25.0%	25.0%	25.0%
Differences in tax rates, foreign subsidiaries	(0.7%)	(7.8%)	46.4%)
Differences in tax rates, foreign jointly controlled entities	0.3%	(1.3%)	(15.2%)
Adjustment of tax related to previous years	0.5%	(1.0%)	25.6%
Change in deferred tax due to reduction of Danish corporation tax from 28% to 25%	(0.8%)	(0.0%)	(0.0%)
Effect due to the tonnage tax scheme	(22.7%)	(15.3%)	(72.9%)
	---------	---------	---------
Effective corporate tax rate	1.6%	(0.4%)	8.9%

The Company participates in the tonnage tax scheme in Denmark. Participation in the tonnage tax scheme is binding until December 31, 2010.

Under the Danish tonnage tax scheme, the income and expenses from shipping activities are not subject to direct taxation. Instead the taxable income is calculated from:

•	The net tonnage of the vessels used to generate the income from shipping activities.
•	A rate applicable to the specific net tonnage of the vessel, based on a sliding scale.
•	The number of days the vessels have used during the year.

The Company expects to participate in the tonnage tax scheme after the binding period and at a minimum to maintain its current investing and activity level.

Payment of dividends to the shareholders of TORM A/S has no tax consequences for the Company.

For the years ended December 31
	2008	2009

Deferred tax liability
Balance at January 1	55.6	55.1
Deferred tax for the year	(0.5)	(0.1)
	---------	---------
Balance at December 31	55.1	55.0

Essentially all deferred tax relates to vessels included in the transition account under the Danish tonnage tax scheme.

NOTE 14 - COMMON SHARES

	As of December 31
	2008	2009	2008	2009
	Number of shares, million	Number of shares, million	Nominal value, DKK million	Nominal value, DKK million
Balance at January 1	72.8	72.8	364.0	364.0
Share split	-	-	-	-
	---------	---------	---------	---------
Balance at December 31	72.8	72.8	364.0	364.0

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

TREASURY SHARES

	2008	2009	2008	2009	2008	2009
	Thousands of shares	Thousands of shares	Nominal value DKK million	Nominal value DKK million	% of share capital	% of share capital

Balance at January 1	3,556.4	3,556.4	17.8	17.8	4.9	4.9
Purchase	0.0	0.0	0.0	0.0	0.0	0.0
Sale	0.0	0.0	0.0	0.0	0.0	0.0
Share options exercised	0.0	0.0	0.0	0.0	0.0	0.0
	-----------	-----------	-----------	-----------	-----------	-----------
Balance at December 31	3,556.4	3,556.4	17.8	17.8	4.9	4.9
	-----------	-----------	-----------	-----------	-----------	-----------

The total consideration for the treasury shares was USD 18.1 million.

At December 31, 2009, the Company's holding of treasury shares represented 3,556,364 shares (2008: 3,556,364 shares) at denomination DKK 5 per share, with a total nominal value of USD 3.4  million (2008: USD 3.4 million) and a market value of USD 34.7 million (2008: USD 37.4 million). The retained shares equate to 4.9% (2008: 4.9%) of the Company's common shares.

Total consideration in respect of the purchase of treasury shares was USD 0.0 million (2008: USD 0.0 million), and for the sale of shares it was USD 0.0 million (2008: USD 0.0 million. The holding of treasury shares is held as a hedge of the Company's share option program.

NOTE 15 – MORTGAGE DEBT AND BANK LOANS (in USD million)

	As of December 31,
To be repaid as follows:	2008	2009

Falling due within one year	212.4	141.5
Falling due between one and two years	129.7	185.0
Falling due between two and three years	173.2	180.0
Falling due between three and four years	168.3	726.7
Falling due between four and five years	452.8	174.8
Falling due after five years	581.8	362.8
	--------	--------
	1,718.2	1,770.8
	---------	---------

The presented amounts to be repaid are adjusted by directly related costs arising from the issuing of the loans by USD 9.8 million (2008: USD 4.9 million), which are amortized over the term of the loans.

			Effective	Effective	Fair	Fair
		Fixed/	interest	interest	Value	Value
	Maturity	floating	2008	2009	2008	2009

LOAN
USD	2009	Floating	4.0%	-	82.7	-
USD	2011	Fixed	4.4%	4.4%	56.2	51.9
USD	2012	Fixed	4.4%	4.4%	59.9	55.7
USD	2013	Fixed	4.4%	4.4%	33.5	31.3
USD	2013	Floating	3.9%	2.1%	528.1	822.1
USD	2014	Floating	4.3%	2.1%	251.9	215,0
USD	2015	Floating	4.0%	3.6%	222.5	149.9
USD	2016	Floating	3.8%	2.2%	488.2	454.6

Weighted average effective interest rate			4.0%	2.4%
Fair value			---------	---------	1,723.0	1,780.5
					---------	---------

The Group has an early settlement option to repay the loans.

Part of the loans with floating interest rate have been swapped to fixed interest rate. Please refer to Note 24 for further information on interest rate swaps.

Certain of TORM's loan agreements contain minimum requirements to the liquidity and solvency of TORM and other restrictions, which may limit TORM's ability to:

•	Enter into mergers or corporate restructurings or effect material divestments, if such would be materially adverse to the company;
•	Materially change the operations or purpose of the company.

TORM must comply with the following requirements:

•	Equity ratio must exceed 25%.
•	Equity must exceed DKK 1.25 billion (USD 240.8 million at 31 December 2009).
•	Cash available must exceed USD 25 million for a significant part of the loans and USD 60 million for the rest.

As of December 31, 2009, TORM complies with these minimum requirements and restrictive covenants. Based on TORM's expected future cash flow, investment programmes, etc. TORM expects to comply with the requirements and covenant until the maturity of the loan agreements.

Please refer to Item 3D and note 25 for further information on financial risks.

NOTE 16 – OTHER LIABILITIES (in USD million)	As of December 31,
	2008	2009
Partners and commercial managements	3.7	0.4
Accrued operating expenses	15.2	9.7
Accrued interests	8.7	5.5
Wages and social expenses	30.9	19.1
Derivative financial instruments	106.0	37.9
Payables to joint ventures	3.2	1.2
Tax payables, etc.	7.8	0.3
Miscellaneous, including items related to shipping activities	4.3	8.8
	-------	-------
	179.8	82.9
	-------	-------

NOTE 17 – COLLATERAL SECURITY (in USD million)

Collateral security for mortgage debt and bank loans:
	As of December 31,
	2008	2009
Vessels	1,723.0	1,780.5
	---------	---------
	1,723.0	1,780.5
	---------	---------

The total carrying amount for vessels that have been provided as security amounts to USD 2,060 million as at December 31, 2009. (2008: 1,929 million).

NOTE 18 – GUARANTEE AND CONTINGENT LIABILITIES (in USD million)

	As of December 31,
	2008	2009
Guarantee liabilities	0.0	0.0
	-------	-------

The guarantee liability for the Group is less than USD 0.1 million and relates to guarantee liabilities to the Danish Shipowners' Association.

NOTE 19 - CONTRACTUAL LIABILITIES - (in USD million)

AS LESSEE (operating leases) Charter hire for vessels on time charter (incl. vessels not delivered):
	2008	2009
Falling due within one year	230.5	230.5
Falling due between one and two years	230.3	227.2
Falling due between two and three years	205.3	220.0
Falling due between three and four years	184.4	195.7
Falling due between four and five years	167.0	147.5
Falling due after five years	351.3	207.4
	---------	---------
	1,368.8	1,228.3
	---------	---------
Average period until redelivery (years)	3.9	3.6

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

Newbuilding installments and exercised purchase options (purchase obligations):
Falling due within one year	277.6	245.7
Falling due between one and two years	261.0	107.7
Falling due between two and three years	111.1	93.3
Falling due between three and four years	58.6	8.4
Falling due between four and five years	0.0	0.0
Falling due after five years	0.0	0.0
	---------	---------
	708.3	455.1

Other operating leases:
Falling due within one year	6.8	7.7
Falling due between one and two years	7.7	7.1
Falling due between two and three years	7.6	7.0
Falling due between three and four years	7.4	6.9
Falling due between four and five years	7.6	5.2
Falling due after five years	8.8	3.1
	---------	---------
	45.9	37.0

Other operating leases primarily consist of contracts regarding office spaces, cars and apartments as well as IT-related contracts.

During the year, charter hire expenses have been recognized in the income statement by USD 220.9 million (2008: USD 193.8 million) of which USD (0.3) million (2008: USD 9.1 million) relate to profit sharing elements. Other operating lease expenses have been recognized in the income statement by USD 6.7 million (2008: USD 5.4 million).

AS LESSOR (operating leases) (in USD million)

Charter hire income for vessels on time charter and bareboat charter (incl. vessels not delivered):
	2008	2009
Falling due within one year	256.7	333.9
Falling due between one and two years	159.5	173.8
Falling due between two and three years	34.0	70.0
Falling due between three and four years	11.0	11.1
Falling due between four and five years	5.8	5.8
Falling due after five years	2.8	2.7
	---------	---------
	469.8	597.3
	---------	---------
Average period until redelivery (year)	1.1	0.7

Certain leases include a profit-sharing element implying that the actual charter hire income may be lower.

Charter hire income for vessels on time charter and bareboat charter is recognized under net revenue.

NEWBUILDING CONTRACTS

As at December 31, 2009, TORM had contracted 15 newbuildings (2008: 20 newbuildings) to be delivered during 2010 to 2013. For all 15 vessels the total outstanding contractual commitment amounted to USD 455 million as at December 31, 2009 (2008: USD 686 million). In 2008, TORM called an option to acquire one Panamax bulk carrier built in 2005 and to be delivered in 2009. As at 31 December 2008, the contractual liability relating to this vessel amounted to USD 22 million.

NOTE 20 – FINANCE LEASE LIABILITIES – AS LESSEE - (in USD million)

Lease liabilities regarding finance lease assets	Minimum lease payments	Interest element	Carrying amount
2008
Falling due within one year	0.0	0.0	0.0
Falling due between one and five years	0.0	0.0	0.0
Falling due after five years	0.0	0.0	0.0
	--------	---------	---------
	0.0	0.0	0.0
	--------	---------	---------
Fair value			0.0
			---------

2009
Falling due within one year	4.9	(3.1)	1.8
Falling due between one and five years	19.6	(10.4)	9.2
Falling due after five years	27.4	(4.8)	22.6
	--------	---------	---------
	51.9	(18.3)	33.6
	--------	---------	---------
Fair value			33.6
			---------

Finance lease relates to an MR product tanker vessel chartered on bareboat for a period of eight years. The Company has on option to purchase the vessel at the end of the fifth, sixth and seventh year of the charter period. At the expiration of the charter period, the Company has an obligation to purchase the vessel.

NOTE 21 - TIME CHARTER CONTRACTS

As at December 31, 2009, TORM had entered into the following time charter contracts as lessee:

	2008		2009
Year/ Vessel type	Number of operating days	Average daily freight rates USD	Number of operating days	Average daily freight rates USD

2009:
LR2	537	25,459	-	-
LR1	4,177	20,524	-	-
MR	2,719	17,105	-	-
SR	700	22,500	-	-
Panamax	3,541	16,409	-	-
2010:
LR2	380	24,615	379	24,456
LR1	4,882	22,137	5,059	21,435
MR	3,285	17,272	3,285	16,994
SR	30	22,500	13	22,500
Panamax	3,296	15,442	3,702	15,301
2011:
LR1	4,228	22,620	4,791	22,754
MR	3,254	17,177	3,619	17,394
Panamax	3,468	15,514	3,582	15,425
2012:
LR1	3,376	22,818	3,959	23,956
MR	2,672	16,426	3,166	18,367
Panamax	4,015	15,810	4,227	15,848
2013
LR1	2,433	23,666	2,980	25,146
MR	2,657	16,424	2,892	18,160
Panamax	4,213	16,170	4,210	16,215
2014
LR1	1,982	24,000	2,218	24,000
MR	2,190	16,155	2,190	16,155
Panamax	3,697	15,922	3,697	15,938
2015
LR1	-	-	206	24,000
MR	1,989	16,201	1,976	16,155
Panamax	3,296	16,016	3,290	15,936
2016
MR	394	16,072	397	16,133
Panamax	2,053	16,369	2,148	16,269
2017
MR	288	15,900	278	15,900
Panamax	1,825	16,476	1,825	16,466
2018
Panamax	1,551	16,767	1,361	16,466
2019
Panamax	730	17,450	730	17,450
2020
Panamax	639	17,450	410	17,450

The above-mentioned time charter contracts are included in the contractual liabilities as lessee in note 19.

NOTE 22 – PURCHASE OPTIONS ON VESSELS

As at 31 December 2009, TORM had the following purchase options on vessels:

Exercise/ Vessel type	Number of vessels	Average age of vessels, years	Average option exercise price as at 31 Dec. 2009 USD million

2010
LR1*)	2	6.8	41.5
Panamax **)	2	1.2	46.0
2011
LR1***)	1	4.0	31.3
MR*)	1	3.0	38.4
Panamax	1	3.0	35.2
2012
Panamax	1	3.0	32.5
2013
Panamax	3	3.7	37.5
2014
MR	1	5.0	39.3
Panamax	1	5.0	45.0
2015
Panamax	1	5.0	43.3
2016
Panamax	1	5.0	48.8
2017
Panamax	2	5.0	48.2
2018
Panamax	1	7.0	48.8

Total	18

As at 31 December 2008, TORM had purchase options on 17 vessels.

*)	The stated option price is the minimum option price for the vessel. There is 50/50 profit sharing on the difference between the market price and the option price.
**)
Each option can be exercised if the market price for the vessel exceeds the option price by minimum USD 2 million. There is a 50/50 profit sharing on the difference between the market price and the option price.

***)	TORM holds 50% of the purchase option on two vessels, and therefore the stated price option price is for 50% of two vessels.

NOTE 23 – ACQUIRED TIME CHARTER CONTRACTS (in USD million)

The Company has under a business combination acquired some time charter contracts which have been measured at fair value and recognized as a liability as of the acquisition date. This liability is amortized over the life of the underlying time charter contract, and is recognized as income under Revenue.

The table below shows the amortization:

	2008	2009
AMORTIZATION OF ACQUIRED TIME CHARTER CONTRACTS
Amortization within one year	11.1	3.8
Amortization between one and two years	3.8	0.1
Amortization between two and three years	0.1	0.0
Amortization between three and four years	0.0	0.0
Amortization between four and five years	0.0	0.0
Amortization after five years	0.0	0.0
	---------	---------
	15.0	3.9
	---------	---------

During the year, amortization of acquired time charter contracts have been recognized as an income by USD 11.1 million (2008: USD 17.4 million).

NOTE 24 – DERIVATIVE FINANCIAL INSTRUMENTS (in USD million)

The table below shows the fair value of the derivative financial instruments:

	Fair value at December 31, 2008	Fair value at December 31, 2009

Hedge accounting cash flow:
Derivative financial instruments regarding interest rate, currency exchange rate and shares:
Forward exchange rate contracts	(0.2)	(0.6)
Interest rate swaps	(6.3)	(2.7)
Derivative financial instruments regarding freight and bunkers
Bunker hedge	(44.0)	0.0
Forward Freight Agreements	16.7	0.0
Non-hedge accounting:
Derivative financial instruments regarding interest rate, currency exchange rate and shares:
Forward exchange rate contracts	(0.1)	0.0
Interest rate swaps	(32.3)	(26.4)
Derivative financial instruments regarding freight and bunkers:
Bunker hedge	0.9	(0.6)
Forward Freight Agreement	0.6	(4.7)
Derivative financial instruments regarding options on vessels:
Right to share of gain on purchase options on vessels	41.7	8.9
Acquired liabilities related to options on vessels	(10.7)	(3.7)
	------	------
	(33.7)	(29.8)
	------	------

Hereof included in: Non-current assets
Other financial assets	31.0	8.5

Current assets
Other receivables	25.9	1.2
Other financial assets	10.7	0.4

Non-current liabilities
Acquired liabilities related to options on vessels	(10.7)	(1.9)

Current liabilities
Other liabilities	(90.6)	(36.2)
Acquired liabilities related to options on vessels	0.0	(1.8)
	------	------
	(33.7)	(29.8)
	------	------

The table below shows realized amounts and fair value adjustments regarding derivative financial instruments recognized in the income statement and equity in 2008 and 2009:

		Fair value adjustments
		Income statement
	Revenue	Port expenses, bunkers and comm.	Freight and bunkers derivatives	Financial income and expenses	Equity Hedging reserves

Bunker hedge	-	(2.8)	0.9	-	(47.3)
Forward Freight Agreements	(10.9)	-	(14.5)	-	10.7
Forward exchange rate contracts	-	-	-	(3.5)	1.0
Forward rate agreement	-	-	-	-	(0.1)
Interest rate swaps	-	-	-	(32.6)	(5.7)
Currency options	-	-	-	(2.1)	-
Forward to buy shares	-	-	-	0.3	-
Acquired liabilities related to options on vessels	-	-	-	10.2	-
	------	------	------	------	------
Total 2008	(10.9)	(2.8)	(13.6)	(27.7)	(41.4)
	------	------	------	------	------

Bunker hedge	-	(27.5)	(2.0)	-	44.0
Forward Freight Agreements	25.3	-	(9.9)	-	(16.7)
Forward exchange rate contracts	-	-	-	2.8	(1.6)
Forward rate agreement	-	-	-	(0.1)	0.1
Interest rate swaps	-	-	-	(12.6)	3.6
Currency options	-	-	-	2.4	-
Acquired liabilities related to options on vessels	-	-	-	5.4	-
Right to share of gain on purchase options on vessels	-	-	-	(31.3)	-
	------	------	------	------	------
Total 2009	25.3	(27.5)	(11.9)	(33.4)	29.4

Please refer to Item 3D and note 25 for further information on commercial and financial risks.

The forward exchange rate contracts with a fair value of USD (0.6) million (2008: USD (0.2) million) are designated as hedge accounting to hedge a part of TORM's payments in 2010 regarding administrative and operating expenses denominated in DKK. The interest rate swaps with a fair value of USD (2.7) million (2008: USD (6.3) million) are designated as hedge accounting to hedge a part of TORM's interest payments during the period 2010 to 2013. The gains or losses on these contracts will be recognized in the income statement together with the hedged items.

NOTE 25 - RISKS ASSOCIATED WITH TORM'S ACTIVITIES

The risks can generally be divided into three main categories: Industry and market-related risks, operational risks and financial risks.

INDUSTRY AND MARKET-RELATED RISKS

Industry and market-related risk factors relate to changes in the markets and in the political, economic and physical environment that Management cannot control and can only influence to a very limited degree. However, as Industry- and market-related factors can be a significant risk it is essential that they are monitored and taken into consideration in the long-term planning and in the short-term execution of the strategy.

Political and Macro Economic Risks

•
The cargoes that TORM's vessels carry around the world include refined oil products, iron ore, coal, grain and other commodities, for which the demand is highly dependent on macroeconomic developments and political decisions. These decisions and developments also affect the price of bunkers and steel as well as the rules under which TORM operates, e.g. in relation to the protection of the environment. Changes in demand for the cargoes that TORM carries affect our revenues, changes in bunker prices, e.g. due to a possible environment charge added to the bunker prices, affect the operating expenses and changes in steel prices affect the prices of vessels. Rules governing the environmental impact of shipping are currently an area of great uncertainty. Additional environmental regulations are likely to be introduced, either on a global basis under the auspices of IMO or area-wise like in the EU and/or as local rules for specific countries. Such factors may ultimately affect the Company's earnings and value.

TORM monitors product tanker and bulk market developments as well as the global economic trends that are likely to affect the Company's business areas. The analysis of supply and demand on pages 8-10 and 25 is an example of this. In addition, the Company supports and participates in industry and political forums working to shape the future for the shipping industry in order to follow and possibly influence the direction to protect the interests of the Company.

Freight Rate Volatility

•	The Company's income is principally generated from voyages carried out by its fleet of vessels. As such, TORM is exposed to the considerable volatility that characterizes freight rates.

In the tanker segment it is the Company's strategy to seek a certain exposure to this risk, as volatility also represents an opportunity as earnings historically have been higher in the day-to-day market compared to time charters. On the other hand, TORM is aiming at reducing the sensitivity to the volatility of freight rates by achieving economies of scale, by actively seeking the most optimal geographical positioning of the fleet and by optimizing the service offered to customers.

Within the tanker pools, freight income is to a certain extent covered against the general volatility through the use of physical contracts, such as cargo contracts and time charter agreements with durations of 6-24 months. In addition to these, TORM uses financial instruments such as forward freight agreements (FFAs) and paper-based time charter contracts, with coverage of typically 6-12 months forward, based on market expectations and in accordance with the Company's risk management policies.

In 2009, 48% of freight earnings deriving from the Company's tankers were secured in this way compared to 56% in 2008. Time charter contracts accounted for 84% of overall hedging, as this hedging instrument resulted in higher rates than those offered by the forward market. In 2009, the Company entered into FFAs with a total contract value of USD 292 million. At the end of 2009 the coverage for 2010 is at a relatively low level (31%).

FFA trade and other freight-related derivatives are subject to specific risk policies and guidelines approved by the Board of Directors including trading limits, stop-loss policies, segregation of duties and other internal control procedures. Transactions are registered in an industry-developed IT system, which provides mark-to-market reports to Management and input for financial reporting.

In the bulk segment, TORM is a relatively small market participant, and the Company reduces sensitivity to the general volatility of freight rates primarily by entering into time charter agreements, typically of 12 to 24 months' duration. The Company does not make use of FFAs in the dry bulk market.

TORM applies hedge accounting to certain FFA contracts. Hedge accounting is applied systematically and is based upon specific policies.

All things being equal, a freight rate change of USD/day 1,000 would lead to the following change in profit before tax based on the expected number of earning days for the coming financial year to the extent the Company's vessels have not already been chartered out at fixed rates:

USD million	2008	2009

Sensitivity to Changes In Freight Rates
Change in freight rates of USD/day 1,000:
Change in profit before tax	20.4	24.0

Sales and Purchase Price Fluctuations

•
It is a core element of TORM's strategy to maintain and expand a large fleet of modern vessels, particularly in the product tanker segment, by contracting newbuildings and through transactions in the second-hand market. As a result, the Company is exposed to risk associated with changes in the value of the vessels, which can vary considerably during their useful lives.

It is the Company's policy to be in a position to purchase and sell tonnage when the timing is optimal. The policy is pursued by consistently maintaining a strong financial position and by not entering into positions that potentially could force the Company to sell tonnage at inappropriate times or otherwise impact the Company's result or financial position. This policy proved its value as TORM despite the difficult market conditions in 2009 has not been forced into selling vessels.

Bunker Price Fluctuations

•
The Company's operating profit is affected by movements in the price of fuel oil consumed by the vessels – known in the industry as bunkers. The cost of bunkers accounted for 53% of total voyage costs in 2009 and is by far the biggest single cost related to a voyage.

To reduce the exposure to this risk, the Company hedges a part of its bunker requirements using oil derivatives.

Within the tanker pools, bunker requirements are hedged according to the policy decided by the pool board and coverage is usually provided for a period of up to 12 months forward.

Bunker trade is subject to specific risk policies and guidelines approved by the Board of Directors including trading limits, stop-loss, stop-gain and stop-at-zero policies, segregation of duties and other internal control procedures.

For the bulk carriers, the bunker requirements are similarly hedged to match cargo contract commitments, but the requirements are generally less, given that the majority of earnings derive from vessels chartered out on time charter, where the charterer is responsible for the payment of bunkers.

In 2009, TORM covered 10% (2008: 18%) of its bunker requirements using hedging instruments. As at 31December 2009, TORM had hedged the price for 0.0% (2008: 12.5%) of its bunker requirements in the spot market for 2010, and the total market value of bunker hedge contracts at year-end was USD -0.6 million (2008: USD -43.1 million) of which the spot market contracts amounted to USD 0.0 million (2008: -29.7 million).

TORM applies hedge accounting to certain bunker hedge contracts. Hedge accounting is applied systematically and is based upon specific policies.

All things being equal, a price change of 10% per ton of bunker oil would lead to the following change in expenditure based on the expected bunker consumption in the spot market:

USD million	2008	2009

Sensitivity to Changes in Bunker Price Fluctuations
Increase in the bunker prices of 10% per ton:
Change in bunker expenses	14.6	32.6

OPERATIONAL RISKS

Operational risks are those risks associated with the ongoing operations of the business.

Vessel Utilization

•
In the tanker segment, TORM is a shipowner with a large fleet of modern double-hulled vessels. The Company's strategic focus is to provide a quality service to cargo holders. The Company primarily operates in the spot market. Consequently, vessel utilization is a significant risk factor. In the bulk segment, tonnage is chartered out on time charter contracts, and the risk pattern in terms of re-employment of these vessels is therefore slightly different, as the Company has more time to plan the subsequent employment period.

By operating and participating in tanker pools and through the careful matching of front and back haul cargoes, the Company strives to achieve an optimal geographical coverage and market presence and minimize ballast time and waiting days. On this basis, TORM is able to maximize its vessel utilization.

During 2009 the outlook for the re-employment of certain dry bulk vessels by the end of their existing contracts was so gloomy, that the Company decided to postpone chartering out the vessels for longer periods of time and instead placed the vessels in the spot market. At the end of 2009 all the Company's bulk vessels were chartered out on time charter contracts.

Safe Operation of Vessels

•
Groundings, collisions, pollution or similar events can have serious consequences, and operation of vessels is consequently heavily regulated by statutory bodies. Such events could result in changes to the Company's financial position, in the short-term through loss of hire, cost of vessel repairs, claims and penalties and in the longer term through loss of reputation caused by delays and customer dissatisfaction. In addition, many customers including the major oil companies have set up own standards relating to safety, protection of the environment, etc. that the vessel, the crew and the shore-based operation must meet in order to be allowed to transport oil products for them. Inspections, so-called vettings, are carried out by the oil companies to ensure that their standards are met.

A high standard of operation is a cornerstone in the way TORM conducts its business. TORM has dedicated the necessary specific resources and built up management systems to ensure that the Company is in compliance with and in the forefront of both statutory requirements and additional requirements from customers concerning operational procedures, quality and experience of seafarers, etc. Officer seminars are conducted several times a year to ensure that our officers always have the most up-to-date knowledge of regulations, best practice and the Company's requirements as to the operation of the vessels.

In order to document and assist in maintaining a consistently high standard of operations, the Company observes voluntary International Standards such as ISO 14001, and the compliance with this standard is audited annually by Lloyd's Register of Shipping.

The Company's Quality Management System (QMS) addresses the security, safety, environmental and quality requirements of mandatory and voluntary standards. For further details on security and quality, working conditions and environment, please refer to pages 32-33.

Availability Of Experienced Seafarers and Staff

•	The availability of experienced seafarers and staff is crucial to achieve the desired high standard of vessel operation.

TORM recruits seafarers from four different geographical areas in order to be able to select the best qualified staff and to avoid undue reliance on a specific manning source. TORM is dedicated to training and development of seafarers and shore based staff and aims to be considered a first class shipping company to work for.

Terrorism and Piracy

•	While terrorism constantly is a world-wide risk, in recent years piracy attacks on vessels have increased in frequency in specific geographical areas of the world.

TORM is dedicated to taking all reasonable countermeasures to secure the crew, the cargo and the vessel from acts of terrorism or piracy. The Company is following the International Ship and Port facility Security Code and the international guidelines to avoid, deter and delay piracy attacks.

TORM has implemented extensive best-practice security instructions for vessels sailing in the risky areas, and these are regularly updated according to the current situation. The vessels carry barbed wire and bullet-proof jackets and helmets and the seafarers are trained, practically and mentally, in handling dangerous situations. TORM's internal audit teams have completed training in handling piracy and they pass on this knowledge when visiting vessels. It is the Company's belief that physical, personal resistance and the use of hand weapons will only serve to aggravate the methods used by the pirates, and such measures are therefore not used. For information on TORM's escalated focus and procedures in 2009 please refer to page 34.

Insurance Coverage

•
In the course of the fleet's operation, various casualties, accidents and other incidents may occur that may result in financial losses for TORM. For example, national and international rules, regulations and conventions mean that the Company may incur substantial liabilities in the event that a vessel is involved in an oil spill or emission of other environmentally hazardous agents.

In order to reduce the exposure to this risk, the fleet is insured against such risks to the extent possible. The total insurance programme comprises a broad cover of risk in relation to the operation of vessels and transportation of cargoes, including personal injury, environmental damage and pollution, cargo damage, third-party casualty and liability, hull and engine damage, total loss and war. All of TORM's owned vessels are insured for an amount corresponding to their market value plus a margin to cover any fluctuations. Liability risks are covered in line with international standards. Furthermore, all vessels are insured for loss of hire for a period of up to 90 days in the event of a casualty.

It is TORM's policy to cooperate with financially sound international insurance companies with a credit rating of BBB or better – presently some 14-16 companies along with two P&I Clubs to diversify risk. The P&I clubs are members of the internationally recognized collaboration, International Group of P&I clubs, and the Company's vessels are each insured for approximately USD 1 billion, which is the maximum cover offered. At the end of 2009, the aggregate insured value of hull and machinery and interest for TORM's owned vessels and newbuildings amounted to USD 3.3 billion.

Stability of IT-Systems

•
TORM's ability to service the customers and operate the vessels is dependent on the continued operation of IT systems critical to the business, including a vessel operation system containing information about vessel positions, the Company's agreements with customers and other agreements made in the market, the system recording estimated and actual hire for individual voyages, the plant maintenance system and the ERP system.

All IT systems are monitored and managed in accordance with the Company's internal control system, INCA. The internal control system includes an IT system recovery plan detailing how the employees should react and continue to conduct the business in case of an emergency rendering a system inactive. This plan describes how to re-establish TORM's IT systems and data access in case of a system breakdown. The IT systems are maintained and managed as a single application portfolio to ensure that the IT platform is at all times interconnected and functions as intended.

Counterparty Risks

•
The negative development in the shipping industry during 2009 caused counterparty risk to be an ever present challenge demanding close monitoring to manage and decide action to minimize possible losses. The maximum counterparty risk associated is equal to the values recognized in the balance sheet. A consequential effect of the counterparty risk is loss of income in future periods, e.g. counterparts not being able to fulfill their responsibilities under a time charter, a contract of affreightment or an option. The main risk is the difference between the fixed rates under a time charter or a contract of affreightment and the market rates prevailing upon default.

The Company has focused closely on its risk policies and procedures during the year to assure that risks managed in the day-to-day business are kept at agreed levels and that changes in the risk situation are brought to management's attention.

The Company's counterparty risks are primarily associated with

i.	receivables, cash and cash equivalents,
ii.	derivative financial instruments and commodity instruments with positive fair value, and
iii.	prepayments for vessels under construction.

Receivables, cash and cash equivalents

The majority of TORM's customers are companies that operate in the oil industry. It is assessed that these companies are to a great extent subject to the same risk factors as those identified for TORM's Tanker Division.

In the Tanker Division, a major part of the Company's freight revenues stems from a small group of customers. One customer accounted for 13% of our freight revenues in 2009 and was the only customer accounting for more than 10% this year. The concentration of earnings on a few customers requires extra attention to credit risk. TORM has a credit policy under which continued credit evaluations of new and existing customers take place. For long-standing customers, payment of freight normally takes place after a vessel has discharged her cargo. For new and smaller customers, the Company's financial risk is limited as freight most often is paid prior to the cargo's discharge or, alternatively, that a suitable bank guarantee is placed in lieu thereof.

Unlike the product tanker market, the bulk market is very fragmented and characterized by a large proportion of operating companies. Due to the relatively longer contracts in the Bulk Division for periods of 12 to 24 months, vessels are only chartered out to a small group of named large, reputable customers that are well-known to TORM, regardless of whether a higher charter rate could potentially have been obtained from other, smaller and unknown customers. However, during 2008 and in the beginning of 2009, even reputable customers were affected by the extremely negative development in freight rates. In 2009, the Company entered into agreements with customers on a few occasions to limit counterparty risks. In one instance the Company entered into an agreement with a customer to terminate certain contracts with the specific aim of reducing losses.

As a consequence of the payment patterns mentioned above, the Company's receivables within the Tanker and the Bulk Divisions primarily consist of receivables from voyages in progress at year end and, to a lesser extent, of outstanding demurrage. For the past five years, the Company has not experienced any significant losses in respect of charter payment or any other freight agreements. With regard to the collection of demurrage, the Company's average stands at 97-98%, which is considered to be satisfactory given the differences in interpretation of events. By the end of 2009, demurrage represented approximately 6% of the total freight revenues.

The Company only places cash deposits with major banks covered by a government guarantee or with strong and acceptable credit ratings.

Derivative financial instruments and commodity instruments

In terms of freight, financial instruments are only traded with major banks with a high credit rating and with highly reputed partners with a satisfactory credit rating. Credit risk has been reduced as trades are mainly entered into through the clearing house Norsk Oppgjørs Sentral (NOS), which reduces counterparty risk considerably by daily clearing of balances. In 2009 88% of the total volume of FFA trades was traded through this clearing house. The two largest counterparts with respect to direct FFA each accounted for 2-4% of the volumes traded in 2009. The Company only enters into FFAs in the Tanker Division.

Derivative financial instruments, mainly interest rate swaps and forward exchange contracts are only traded with major banks with a high credit rating.

Prepayments for vessels under construction

With regard to TORM's newbuilding programme, consisting of 15 vessels at Chinese shipyards on order at year-end 2009, the yards have issued guarantees for the Company's prepayments made through the construction period. As far as tankers are concerned, all guarantees have been arranged via state-owned banks, whereas prepayments made for the four bulk carriers are guaranteed via Tsuneishi Holdings. At the end of 2009, prepayments to the shipyards constructing vessels for the Company totaled USD 273 million.

Fraud

•
The risk of fraud is inherent in all industries and is not specific to shipping. However the shipping industry historically has some trademarks that might increase the risk of fraud, e.g. the use of brokers, the concentration of customers and the material amounts involved in each transaction.

TORM has established a system of internal controls to prevent fraud and fraudulent behavior, consisting of segregation of duties, authorizations for trading, purchase and approval, codes of ethics and conduct, close monitoring of the company's financial position and a whistleblower facility.

FINANCIAL RISKS

Financial risks relate to the Company's financial position, financing and cash flows generated by the business.

Funding Risk

•
Due to the cyclical nature of the shipping industry and volatile freight rates, incoming cash flows may vary significantly from year to year whereas the outgoing cash flows may not be variable to the same extent and time. This could damage the financial position of the Company.

To reduce the exposure to this risk and to maintain the ability to react to business opportunities, the Company aims to maintain a strong financial position. The primary objective of the Company's capital management is to maintain healthy capital ratios in order to support business requirements and always meet financial covenants. The Company may adjust its financial position through dividend payment to shareholders, introduce share buy-back programmes, issue new shares or raise or repay debt.
The Company's policy is to maintain an equity ratio above 30% both when executing short-term business activities and when considering strategic initiatives and planning long-term investments.

Further it has always been TORM's policy to borrow at the longest possible maturities and with the fewest possible financial covenants. In 2009, the Company continued to raise loans with the same covenants as the existing funding commitments but with higher margins. The bond market opened up during 2009 providing an additional possible source of funding for the Company.

The additional loan facilities entered during 2009 with Chinese banks backed by the Chinese government amounted to USD 337 million. Including the additional loan facility of USD 170 million entered into in February 2010, TORM's unutilized loan facilities and cash totaled USD 700 million. As of 31 December 2009, the remaining investments in TORM's newbuilding programme amounted to USD 455 million.

Foreign Exchange Risk

•
TORM uses US Dollar (USD) as functional currency because the majority of the Company's transactions are denominated in USD. The foreign exchange risk is thereby limited to cash flows not denominated in USD. The primary risk relates to transactions denominated in Danish Kroner (DKK), Euro (EUR) and Singapore Dollar (SGD) and relates to administrative and operating expenses. The part of the Company's expenses that are denominated in currencies other than USD account for approximately 90% for administrative expenses and approximately 25% for operating expenses.

To reduce the foreign exchange exposure Company policy is to hedge the DKK cash flows for a period of up to 12 months forward, typically by entering into forward foreign exchange contracts. As of 31 December 2009, the total value of such contracts was USD 24 million.

Other significant cash flows in non-USD related currencies occur occasionally, including certain of the Company's purchase options denominated in JPY. In 2009, JPY 500 million was hedged as soon as the position was recognized as a liability for the Company. No other significant cash flows in non-USD related currencies occurred in 2009.

Forward foreign exchange contracts and other foreign exchange contracts are traded subject to specific risk policies and guidelines approved by the Board of Directors including trading limits, segregation of duties and other internal control procedures.

All things being equal, a change in the USD exchange rate of 10% in relation to DKK would result in a change in profit before tax and equity as follows:

USD million	2008	2009

Sensitivity to Changes in the USD/DKK Exchange Rate Effect of an increase in the USD exchange rate of 10%
in relation to DKK:
Change in profit before tax	8.5	8.4
Change in equity	0.6	0.3

At year-end 2008, TORM had forward hedging contracts of USD 23 million against DKK (2008: USD 55 million) in respect of operating costs for 2009. In 2009, TORM entered into forward fx contracts for the sale of USD 49.5 million against DKK (2008: USD 167 million) and sold USD 12.5 million (2008: USD 8 million) spot in order to cover the DKK cash requirements for operating costs and dividends in 2009. As such, in 2009 spot and forward exchange rate contracts for a total of USD 85 million (2008: USD 230 million) were unwound at an average exchange rate of 5.47 (2008: 5.17) as against the average exchange rate for the year of USD against DKK of 5.36 (2008: 5.09). Furthermore, TORM sold USD 24 million (2008: USD 23 million) with value in 2010 at an exchange rate of 5.08 against DKK (2008: 5.31).

In 2008, with settlement date in 2009, TORM had entered into an agreement to purchase put-options in the amount of USD 69 million against DKK (2008: USD 15 million). With regard to the put-options, TORM could sell USD to the counterpart at an average exchange rate of 5.75 to the DKK (2008: 5.02). Additionally, in 2009 TORM had entered into an agreement to sell a call-option in the amount of USD 69 million against DKK (2008: USD 40 million). With regard to the call-option, TORM was obliged to sell USD to the counterpart at an average exchange rate of 5.78 to the DKK (2008: 5.5) should the average USD/DKK exchange rate increase above 5.98 at the end of the option contracts. All of the before mentioned contracts have expired in 2009.

In 2009, TORM has entered into an agreement to buy put-options in 2010 in the amount of USD 4 million against DKK. TORM can sell USD to the counterpart at an average exchange rate of 5.07 to the DKK. Additionally, in 2009 TORM had entered into an agreement to sell a call-option in the amount of USD 4 million against DKK. With regard to the call-option, TORM is obliged to sell USD to the counterpart at an average exchange rate of 5.28 to the DKK should the average USD/DKK exchange rate increase above 5.88 at the end of the option contracts.

Interest Rate Risk

•
When a company has interest-bearing debt or receivables, the interest rate can be either fixed or floating. If a company has interest-bearing debt or receivables with floating interest and the interest rate deviates from the expected, an interest rate risk occurs. TORM's interest rate risk generally relates to interest-bearing mortgage debt. All the Company's loans for financing vessels are denominated in USD, and most are floating rate loans.

To reduce this risk, the Company in certain cases utilizes financial instruments to manage the effects of interest rate changes on earnings and cash resources. The Company typically uses interest rate swaps, which are entered for periods of up to five years, although typically for two to three years, when acceptable interest rate levels can be obtained. For shorter interest rate hedging, the Company from time to time uses FRAs.

The profile of the instruments always matches the profile of the particular loan in question. When assessing interest rate risk hedging for its loan portfolio, TORM takes into consideration expected interest rate developments and future changes to the composition of the fleet. In 2009, the Company benefitted from the generally low level of interest and entered into interest rate swaps with a contract value of USD 605 million. At the end of the year, the interest rates for 34% of the Company's debt had been fixed through interest rate swaps or fixed-rate agreements at a level of 3.5%.

Interest rate swaps and other interest rate contracts are traded subject to specific risk policies and guidelines approved by the Board of Directors including trading limits, segregation of duties and other internal control procedures.

To the extent possible, the Company seeks to ensure that its foreign exchange and interest rate hedges qualify for hedge accounting.

All things being equal, a change in the interest rate level of 1% point on the unhedged variable interest debt will result in a change in the interest rate expenses as follows:

USD million	2008	2009

Sensitivity to Changes in Interest Rates
Effect of an increase in the interest rate level of 1%-point:
Increase in interest rate expenses	6.8	10.4

TORM's interest bearing USD debt increased from year-end 2008 to year-end 2009 by USD 58 million (2008: USD 67 million) to USD 1,781 million (2008: USD 1,723 million). Of TORM's mortgage debt in USD with variable interest rates, USD 143 million (2008: USD 213 million) will be due within a 12 months period and USD 1,271 million (2008: USD 927 million) after 1 – 5 years. The average effective interest rate is between 0.9% and 5.3% (2008: 1.3% and 5.5%). The portion of the interest rate swaps hedging the USD mortgage debt with maturity within 1 year was USD 57 million and USD 446 million (2008: USD 55 million and USD 415 million) after 1 - 5 years. The average effective interest rates were between 2.5% and 4.6% (2008: 2.9% and 4.7%). The market value of TORM's interest rate swaps was USD 29.1 million at year-end 2009 (2008: USD -38.6 million). Please refer to note 15 for further details regarding the Company's interest bearing debt.

At year-end, TORM had covered 48% (2008: 60%) of its total 2010 interest rate costs at an average rate of 3.5% (2008: 4.1%) including margin. For 2011 and 2012, the coverage is 30% and 22% respectively (2008: The coverage for 2010 was 41% and 2011 was 32%). The fixed interest rate debt has an average period of 2.7 years remaining (2008: 3.3 years), expiring between 2010 and 2013.

NOTE 26 - FINANCIAL INSTRUMENTS ( in USD million)

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES AS DEFINED IN IAS 39:	2008	2009

Loans and receivables
Loans to jointly controlled entities	42.2	38.8
Freight receivables, etc.	120.2	62.1
Other receivables	45.0	14.4
Cash and cash equivalents	168.3	121.8
	------	------
Total loans and receivables	375.7	237.1
	------	------
Available-for-sale financial assets
Other investments	6.4	3.2
	------	------
Total available-for-sale financial assets	6.4	3.2
	------	------
Derivative financial instruments (assets)
Other financial assets (held for trading)	41.7	8.9
Other receivables (held for trading)	9.2	1.2
Other receivables (hedge accounting)	16.7	0.0
	------	------
Total derivative financial instruments (assets)	67.6	10.1
	------	------
Financial liabilities measured at amortized cost
Mortgage debt and bank loans	1,718.2	1,770.8
Finance lease liabilities	0.0	33.6
Trade payables	49.0	25.0
Other liabilities	50.5	27.2
	------	------
Total financial liabilities measured at amortized cost	1,817.7	1,856.6
	------	------
Derivative financial instruments (liabilities)
Acquired liabilities related to options on vessels (held for trading)	10.7	3.7
Other liabilities (held for trading)	40.1	32.9
Other liabilities (hedge accounting)	50.5	3.3
	------	------
Total derivative financial instruments (liabilities)	101.3	39.9
	------	------

The fair value of the financial assets and liabilities above equals the carrying amount except for mortgage debt and bank loans for which the fair value can be found in Note 15.

Other financial assets comprise of TORM's rights to share of gain on purchase options on vessels, which were acquired as part of OMI. The options have been valued using a Monte Carlo simulation model where the key inputs are the expected volatility on the vessel prices and the estimated vessel price today for all vessels ages. The volatility on vessel prices is based on the long term volatility of 5-year-old vessels and estimated to 15% (2008: 15%) and vessels prices are based on broker valuations at year-end.

FAIR VALUE HIERARCHY FOR FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE IN THE BALANCE SHEET
The table below shows the fair value hierarchy for financial instruments measured at fair value in the balance sheet. The financial instruments in question are grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

•
Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	2008
	Quoted	Observable	Unobser-
USD million	prices	inputs	vable inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Available-for-sale financial assets:
Other investments	3.5	-	2.9	6.4
Derivative financial instruments (assets):
Other financial assets (held for trading)	-	41.7	-	41.7
Other receivables (held for trading)	-	9.2	-	9.2
Other receivables (hedge accounting)	-	16.7	-	16.7
	-----	-----	-----	-----
Total financial assets	3.5	67.6	2.9	74.0
	-----	-----	-----	-----

Derivative financial instruments (liabilities):
Acquired liabilities related to options on vessels (held for trading)	-	10.7	-	10.7
Other liabilities (held for trading)	-	40.1	-	40.1
Other liabilities (hedge accounting)	-	50.5	-	50.5
	-----	-----	-----	-----
Total financial liabilities	0.0	101.3	0.0	101.3
	-----	-----	-----	-----

	2009
USD million	Quoted prices	Observable inputs	Unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Available-for-sale financial assets:
Other investments	0.2	-	3.0	3.2
Derivative financial instruments (assets):
Other financial assets (held for trading)	-	8.9	-	8.9
Other receivables (held for trading)	-	1.2	-	1.2
Other receivables (hedge accounting)	-	-	-	0.0
	-----	-----	-----	-----
Total financial assets	0.2	10.1	3.0	13.3
	-----	-----	-----	-----
Derivative financial instruments (liabilities):
Acquired liabilities related to options on vessels (held for trading)	-	3.7	-	3.7
Other liabilities (held for trading)	-	32.9	-	32.9
Other liabilities (hedge accounting)	-	3.3	-	3.3
	-----	-----	-----	-----
Total financial liabilities	0.0	39.9	0.0	39.9
	-----	-----	-----	-----

There were no transfers between Level 1 and 2 in 2009 and 2008. RECONCILIATION OF FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE IN THE BALANCE SHEET BASED ON LEVEL 3

USD million
	2008	2009

Other investments, Available-for-sale :

Balance at 1 January	3.2	2.9
Gain/loss in the income statement	0.0	0.0
Gain/loss in other comprehensive income	-0.3	0.1
Purchase	0.0	0.0
Sale	0.0	0.0
Transfers to/from Level 3	0.0	0.0
	-----	-----
Balance at 31 December	2.9	3.0

Gain/loss in the income statement for assets held at the end of the reporting period.	0.0	0.0

NOTE 27 – RELATED PARTY TRANSACTIONS

Niels Erik Nielsen, Chairman of the Board of Directors, is a practicing partner in the law firm Bech-Bruun. Bech-Bruun has rendered legal assistance during the financial year as one of a number of law firms. The firm's fee of USD 0.3 million (2008: USD 0.2 million) is based upon the amount of time spent by the firm.

Stefanos-Niko Zouvelos, member of the Board of Directors, is General Manager of Beltest Shipping Company Limited. TORM has during the year paid USD 4.9 million (2008: USD 5.3 million) to an entity owned by Beltest Shipping Company Limited under a time charter agreement involving one product tanker vessel.

Jesper Jarlbæk, member of the Board of Directors, is chairman of the Board of Directors in Basico Consulting A/S. TORM has used Basico Consulting A/S for consulting services in 2009 and paid USD 0.4 million (2008: USD 0.0 million) based upon the amount of time spent by the firm.

Angelos Papoulias, member of the Board of Directors, is director of Investments & Finance Ltd. TORM has used Investments & Finance Ltd. for consulting services in 2009 and paid USD 0.1 million (2008: USD 0.0 million) based upon the amount of time spent by the firm.

There have been no other transactions with such parties during the financial year.

Executive Management remuneration is disclosed in note 4.

It is considered that no single person has control over the Group or the Parent Company, each of which are identified in Note 29.

NOTE 28 – NON-CURRENT ASSETS HELD FOR SALE

In 2009, the Company has entered into contracts concerning sale of two Panamax dry bulk vessels. The result from the sale of the vessels will be recognized in the income statement when the risks and rewards are transferred upon delivery of the vessels to the buyers. The vessels are expected to be delivered to the buyers in the first quarter of 2010. The vessel has been classified as held for sale and is presented separately in the balance sheet and is included under Bulk in the segment information.

NOTE 29 - ENTITIES IN THE GROUP

Parent company:
TORM A/S		Denmark

Investments in subsidiaries*)			Investments in jointly controlled entities*):
Torm Singapore (Pte.) Ltd.	100%	Singapore	Long Range 2 A/S	50%	Denmark
Amazon Shipping LLC (**)	100%	Marshall Islands	LR2 management K/S	50%	Denmark
Neches Shipping LLC (**)	100%	Marshall Islands	TT Shipowning K/S	50%	Denmark
TORM Norge AS	100%	Norway	Torghatten & TORM Shipowning Aps	50%	Denmark
TORM USA LLC	100%	Delaware	UT Shipowning K/S	50%	Denmark
Long Range 1 A/S	100%	Denmark	Ugland & TORM Shipowning ApS	50%	Denmark
Medium Range A/S	100%	Denmark	OMI Corporation	50%	Marshall Islands
LR1 Management K/S	100%	Denmark	FR8 Holdings Pte. Ltd.	50%	Singapore
MR Management K/S	100%	Denmark	TORM SHIPPING (PHILS.), INC.	25%	Philippines
Charente Shipping LLC	100%	Marshall Islands
Fox Shipping LLC	100%	Marshall Islands
Garonne Shipping LLC	100%	Marshall Islands
Horizon Shipping LLC	100%	Marshall Islands
Kansas Shipping LLC	100%	Marshall Islands
Loire Shipping LLC	100%	Marshall Islands
Madison Shipping LLC	100%	Marshall Islands
Moselle Shipping LLC	100%	Marshall Islands
Ohio Shipping LLC	100%	Marshall Islands
Platte Shipping LLC	100%	Marshall Islands
Republican Shipping LLC	100%	Marshall Islands
Rhone Shipping LLC	100%	Marshall Islands
Rosetta Shipping LLC	100%	Marshall Islands
San Jacinto Shipping LLC	100%	Marshall Islands
Saone Shipping LLC	100%	Marshall Islands
Tevere Shipping LLC	100%	Marshall Islands
Thames Shipping LLC	100%	Marshall Islands
Trinity Shipping LLC	100%	Marshall Islands
Wabash Shipping LLC	100%	Marshall Islands
Ottawa Shipping LLC	100%	Marshall Islands
Tamar Shipping LLC	100%	Marshall Islands
Ruby Shipping LLC	100%	Marshall Islands
Ganges Shipping LLC	100%	Marshall Islands
Tiber Shipping LLC	100%	Marshall Islands
OMI Marine Service Ltd.	100%	Delaware
OMI Holding Ltd.	100%	Mauritius
TORM Shipping India Private Limited	100%	India
OMI Crewing Service Ltd.	100%	Bermuda

*)           Companies with activity in the financial year.

**)         Companies dissolved in 2009.

       Furthermore, TORM is participating in a number of joint ventures, primarily the MR Pool, the LR1 Pool and the LR2 Pool, which are not legal entities. The investments in these joint ventures are included as investments in jointly controlled operations.

The following represents the income and expenses and summarized balance sheet data for jointly controlled entities:

USD million	2007	2008	2009
Revenue	48.6	137.7	68.9
Port expenses, bunkers and commissions	(6.3)	(27.4)	(13.2)
	------	------	------
Time Charter Equivalent Earnings	42.3	110.3	55.7
Charter hire and operating expenses	(20.4)	(67.8)	(45.5)
	--------	--------	------
Gross profit (Net earnings from shipping activities)	21.9	42.5	10.2
Profit on sale of vessels and interests	0.0	1.6	0.3
Administrative expenses	(15.5)	(17.2)	(8.3)
Other operating income	3.1	21.9	6.0
Income from investments	0.0	(5.5)	0.0
Depreciation and impairment losses	(9.6)	(11.1)	(9.7)
	--------	--------	------
Operating profit	(0.1)	32.2	(1.5)
Financial income	5.8	4.4	1.6
Financial expenses	(11.7)	(9.1)	(2.3)
	--------	--------	------
Profit before tax	(6.1)	27.5	(2.2)
Tax expenses	(0.0)	(0.4)	(0.1)
	------	------	------
Net profit for the year	(6.1)	27.1	(2.3)

Non-current assets	114.1	270.3	219.2
Current assets	25.9	119.0	50.2

Non-current liabilities	126.8	140.9	122.9
Current liabilities	16.7	104.6	23.5

NEWBUILDING CONTRACTS AND PURCHASE OPTIONS ON VESSELS IN JOINTLY CONTROLLED ENTITIES

As at 31 December 2009, no purchase options were exercised (2008: 3 purchase options) in jointly controlled entities. TORM's share of the total outstanding contractual commitment for the exercised purchase options on vessels amounts to USD 13 million (2008: USD 39 million) as at 31 December 2009.

NOTE 30 – EARNINGS/(LOSS) PER SHARE

	2007	2008	2009

Net profit for the year (USD million)	791.7	361.4	(17.4)
	---------	---------	---------
Million Shares
Average number of shares	72.8	72.8	72.8
Average number of treasury shares	(3.6)	(3.6)	(3.6)
	---------	---------	---------
Average number of shares outstanding	69.2	69.2	69.2
Dilutive effect of outstanding share options	0.2	0.3	0.0
	---------	---------	---------
Average number of shares outstanding incl. dilutive effect of share options	69.4	69.5	69.2
	---------	---------	---------
Earnings per share (USD)	11.4	5.2	(0.3)
	---------	---------	---------
Diluted earnings per share (USD)	11.4	5.2	(0.3)
	---------	---------	---------
When calculating diluted earnings per share for 2009, 3,251,982 share options (2008: 2,104,799 share options) have been omitted as they are out-of-the-money, but potentially the share options might dilute earnings per share in the future.

NOTE 31 – CASH FLOWS

USD million	2007	2008	2009

REVERSAL OF OTHER NON-CASH MOVEMENTS:
Amortization of acquired assets and liabilities	(14.4)	(17.4)	(12.9)
Share-based payment	2.0	8.9	7.0
Adjustment on derivative financial instruments	(1.9)	0.0	6.8
Exchange rate adjustments	12.8	0.4	0.4
Other adjustments	4.3	0.3	0.0
	---------	---------	---------
Total reversal of other non-cash movements	2.8	(7.8)	1.3
	---------	---------	---------

NOTE 32 – FINAL OMI PRE-ACQUISITION BALANCE SHEET

USD million	Book value	Fair value adjustment	Fair value
Intangible assets	7.5	5.9	13.4
Tangible fixed assets	581.2	382.6	963.8
Other financial assets	0.0	46.2	46.2
Freight receivables, etc.	30.0	0.0	30.0
Other receivables	3.0	0.0	3.0
Prepayments	9.7	0.0	9.7
Cash and cash equivalents	41.9	0.0	41.9
Mortgage debt and bank loans	(261.4)	(14.7)	(276.1)
Acquired liabilities related to options on vessels	0.0	(31.6)	(31.6)
Other financial liabilities	0.0	(2.1)	(2.1)
Trade payables	(13.2)	0.0	(13.2)
Acquired time charter contracts	0.0	(42.3)	(42.3)
Other liabilities	(45.3)	0.0	(45.3)
Deferred income	(4.5)	0.0	(4.5)
Net assets acquired	348.9	344.0	692.9
Goodwill	89.2
Cost of acquisition from joint venture 1 August 2007	782.1
Tangible fixed assets still owned by joint venture	68.3
Movements in the period from 8 June to 31 July 2007:
Share of net result	(4.6)
Marketable securities sold	28.5
Other repayment	36.6
Consideration paid in cash for 50% of OMI 8 June 2007	910.9
Cash and cash equivalents, acquired 8 June 2008	(100.7)
Net cash outflow	810.2

The pre-acquisition balance sheet as per August 1, 2007 of the acquisition is now final. Changes from 31 December 2007 relate to the valuation of certain derivative financial instruments and have resulted in a net increase in goodwill of USD 1.5 million.

ITEM 19.	EXHIBITS

Number	Description of Exhibits

1.1	____ Amended and Restated Articles of Association for TORM A/S (the "Company")(1)
1.2	____ Rules of Procedure for the Board of Directors of the Company and English Translation (2)
2.2	____ Form of Depository Agreement between Deutsche Bank and the Company (2)
4.1	____ The Company's Employee Stock Purchase Plan (2)
4.2
____      Transaction Agreement, dated April 17, 2007, among Teekay Corporation, the Company, Omaha, Inc. and OMI Corporation (incorporated by reference to the Form 8-K filed by OMI Corporation on April 20, 2007) (3)

4.3
____      Credit Agreement, dated April 17, 2007, among HSH Nordbank AG, Danske Bank A/S and the Company (incorporated by reference to Exhibit (b)(4) to the Schedule TO Amendment No. 2 filed by Teekay Corporation, the Company, Teekay Acquisition Holdings LLC and Omaha, Inc. on May 18, 2007 (File No. 005-54325)) (3)

4.4
____      Joint Venture Agreement, dated as of April 17, 2007, among Teekay, Teekay Acquisition Holdings LLC and the Company (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by Teekay Corporation, the Company, Teekay Acquisition Holdings LLC and Omaha, Inc. on April 27, 2007 (File No. 005-54325)) (3)

8.1	____ List of the Company's subsidiaries
11.1	____ Code of Ethics (4)
12.1	____ Rule 13a-14(a)/15d-14(a) Certification of the Company's Principal Executive Officer
12.2	____ Rule 13a-14(a)/15d-14(a) Certification of the Company's Principal Financial Officer
13.1	____ Certification of the Company's Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	____ Certification of the Company's Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
_________________________

(1)	Incorporated by reference from Exhibit 3.1 to Form 6-K filed on June 4, 2010.

(2)	Incorporated by reference from exhibit of same number to Registration Statement on Form 20-F, filed February 27, 2002 (File No. 000-49650).

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

TORM A/S

	By:	/s/ Jacob Meldgaard
Name: Jacob Meldgaard Title: Chief Executive Officer
Date: June 29, 2010