Form 20-F
period 2010-12-31
TORM A/S
filed 2011-06-23
CIK 1168351

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REPORT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

Jesper Holmark, 011 45 3917 9396 (facsimile), ACC@TORM.COM (email), Tuborg Havnevej 18, DK-2900 Hellerup, Denmark
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person).

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

72,800,000 common shares, par value 5 Danish Kroner per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	No	X

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See the definitions of "large accelerated filer" and "accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [_]	Accelerated filer [X]
Non-accelerated filer [_]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP

X	International Financial Reporting Standards as issued by the International Accounting Standards Board

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

In addition to these assumptions and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the shipping market, including the effect of changes in the Organization of the Petroleum Exporting Countries', or OPEC's, petroleum production levels and worldwide oil consumption and storage, changes in regulatory requirements affecting vessel operating including requirements for double hull tankers, changes in  TORM's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, changes in the price of our capital investments, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by us with the Securities and Exchange Commission, or the SEC.

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

	For the year ended December 31
	2006(1)	2007(1)	2008	2009	2010
	(in thousands of USD except for per share information)
IFRS financial data
Consolidated income statement Data:
Revenue	603,717	773,612	1,183,594	862,251	856,075
Port expenses, bunkers and commissions	(150,364)	(172,182)	(264,050)	(217,356)	(298,830)
Freight and bunkers derivatives	620	2,894	(13,586)	(11,952)	3,339
Time charter equivalent earnings	453,973	604,324	905,958	632,943	560,584
Charter hire	(106,329)	(154,852)	(193,829)	(220,880)	(228,631)
Operating expenses	(77,624)	(115,547)	(174,333)	(169,556)	(152,207)
Gross profit (Net earnings from shipping activities)	270,020	333,925	537,796	242,507	179,746
Profit from sale of vessels	54,362	0	82,813	33,145	1,871
Administrative expenses	(34,470)	(54,960)	(89,906)	(78,194)	(78,161)
Other operating income	10.013	15,167	14,493	7,331	4,788
Share of results of jointly controlled entities	1,199	(6,058)	27,122	(2,256)	(11,453)
Impairment losses on jointly controlled entities	0	0	0	(20,000)	(35,000)
Depreciation and impairment losses	(58,914)	(89,083)	(126,068)	(132,775)	(141,410)
Operating profit	242,210	198,991	446,250	49,758	(79,619)
Financial income	39,339	681,088	16,175	6,090	2,663
Financial expenses	(40,514)	(75,871)	(102,354)	(74,896)	(59,285)
Profit before tax	241,035	804,208	360,071	(19,048)	(136,241)
Tax expenses	(6,523)	(12,531)	1,279	1,686	982
Net profit for the year	234,512	791,677	361,350	(17,362)	(135,259)

Balance sheet data (as of end of period):
Total assets	2,089,012	2,958,854	3,317,353	3,227,211	3,286,108
Total Non-current liabilities	701,852	986,463	1,575,450	1,717,901	1,835,687
Total liabilities	808,173	1,885,332	2,038,404	1,980,512	2,170,819
Equity/net assets	1,280,846	1,081,230	1,278,949	1,246,699	1,115,289
Common shares	61,098	61,098	61,098	61,098	61,098
No. of shares outstanding (2) (3)	72,800,000	72,800,000	72,800,000	72,800,000	72,800,000

Other financial data (2)
Dividends declared per share DKK	5.8	4.5	4.0	0	0
Dividends declared per share USD	1.0	0.9	0.8	0	0
Extraordinary dividend per share DKK	0	27.5	4.5	0	0
Earnings per share – basic	3.4	11.4	5.2	(0.3)	(2.0)
Earnings per share – diluted	3.4	11.4	5.2	(0.3)	(2.0)

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

3.
Shares outstanding as of December 31, 2010 include 3,461,580 shares that we purchased and hold as treasury shares, reflected in shareholders' equity. As of December 31, 2009, 2008, 2007 and 2006 we held 3,556,364 treasury shares. Comparative figures have been restated in accordance with the stock split in May 2007.

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

Risks Relating to Our Business and Operations

Any renewal of the recent worldwide economic downturn could have a material adverse effect on our revenue, profitability and financial position.

In recent years, operating businesses in the global economy have faced tightening credit, weakening demand for goods and services, deteriorating international liquidity conditions, and declining markets. At times, lower demand for petroleum and drybulk cargoes as well as diminished trade credit available for the delivery of such cargoes have led to decreased demand for product tankers and drybulk vessels, creating downward pressure on charter rates. Although vessel values have stabilized over the past few months, general market volatility has resulted from uncertainty about sovereign debt and fears of countries such as Greece and Portugal defaulting on their governments' financial obligations. In addition, continued hostilities in the Middle East, recent tensions in North Africa and the occurrence or threat of terrorist attacks against the United States or other countries could adversely affect the economies of the United States and those of other countries.  If the current global economic environment persists or worsens, we may be negatively affected in the following ways:

•	we may not be able to employ our vessels at charter rates as favorable to us as historical rates or operate our vessels profitably; and
•	the market value of our vessels could decrease, which may cause us to recognize losses if any of our vessels are sold or if their values are impaired.

The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations, cash flows and financial condition.

The product tanker and drybulk vessel sectors are cyclical and volatile, and this may lead to reductions and volatility in our charter rates when we re-charter our vessels, in vessel values and in our results of operations.

The product tanker and drybulk vessel sectors are cyclical with volatility in charter rates and industry profitability. The degree of charterhire rate volatility among different types of product tankers and drybulk vessels has varied widely. For example, tanker charter rates have declined from historical highs reached in mid-2008, and the decline in charter rates for Panamax and Capesize drybulk vessels has been even more pronounced, reaching near historically low levels in 2009 with improvements in 2010. If we enter into charters when charter rates are low, our revenues and earnings will be adversely affected. We cannot assure you that we will be able to successfully charter our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably, meet our obligations or pay dividends. The factors affecting the supply and demand for product tankers and drybulk vessels are outside of our control and are unpredictable.  The nature, timing, direction and degree of changes in industry conditions are also unpredictable.

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

The downturns in the product  tanker and drybulk vessel charter markets may have an adverse effect on our earnings and adversely affect our ability to pay dividends.

In response to a significant decline in oil prices during 2008, OPEC significantly reduced oil supply, contributing to a recovery, from a low of $34 per barrel in December 2008 to approximately $80 per barrel in 2010, in the price of West Texas Intermediate, or WTI, which is used as an industry benchmark for crude oil prices. During the last OPEC meeting, the ministers agreed to leave existing output targets unchanged in order to help economic recovery by avoiding further increases of oil prices during the economic recession.  The decline in oil supply had an adverse effect on the demand for tankers and tanker charter rates.

The Baltic Dry Index, or BDI, a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis and covering Supramax, Panamax and Capesize drybulk carriers, declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%. Over the comparable period of May through December 2008, the high and low of the Baltic Supramax Index and the Baltic Capesize Index represent a decline of 94% and 99%, respectively. During 2009, the BDI increased from a low of 772 and reached a high of 4,661 in November of 2009. In 2010, the BDI increased from 3,235 in January 2010 to a high of 4,209 in May 2010 and subsequently decreased to a low of 1,700 in July 2010. Following a short period of increase in the third quarter of 2010, the BDI fell to near July 2010 levels at the end of 2010. The BDI has further decreased in 2011 to 1,291 as of May 16, 2011.

If these trends continue, in order to remain viable, we may not be able to resume dividend payments and we may have to sell vessels in our fleet and/or seek to raise additional capital in the equity markets or assume additional indebtedness.

Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels or be limited in the amount of funds that we can borrow, which may adversely affect our earnings.

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

If we sell any of our product tankers or drybulk vessels at a time when vessel prices have fallen, the sale may be at less than the vessel's carrying amount on our financial statements, with the result that we shall incur a loss and a reduction in earnings. Furthermore, if vessel values fall significantly, we may have to record an impairment adjustment in respect of some of our vessels in our financial statements, which could adversely affect our financial results.  These results could have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends.

Our operating results from our fleet are subject to seasonal fluctuations, which may adversely affect our operating results in a given financial period.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The tanker sector is typically stronger in the fall and winter months in anticipation of increased consumption of oil and petroleum products in the northern hemisphere during the winter months. As a result, revenues from our product tankers may be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, revenues may be stronger in fiscal quarters ended December 31 and March 31. The drybulk sector is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. As a result, we expect our drybulk revenues to be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, we expect our revenues to be stronger in fiscal quarters ended December 31 and March 31. This seasonality could have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends.

Political instability, terrorist or other attacks, war or international hostilities can adversely affect our business.

Terrorist attacks such as the attacks in the United States on September 11, 2001, the bombings in Spain on March 11, 2004, and in London on July 7, 2005, and the attacks in Mumbai on November 26, 2008, and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continue to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition.  The continuing presence of the United States and other armed forces in Iraq and Afghanistan, as well as the current political instability in North Africa, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.  In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Future terrorist attacks are unpredictable and could result in increased volatility and turmoil of the financial markets in the United States and globally.  Any of these occurrences could have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends.

If our vessels call on ports located in countries that are subject to sanctions and embargoes imposed by the United States or other governments, that could adversely affect our reputation.

From time to time on charterers' instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism. The United States sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the United States enacted the Comprehensive Iran Sanctions Accountability and Divestment Act ("CISADA"), which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-United States companies, such as our company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our company. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries, even if we have not violated any laws. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Public perception of our business may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Our vessels may be damaged due to the inherent operational risks of the seaborne transportation industry and we may experience unexpected drydocking costs, which may adversely affect our business and financial condition.

Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting. The protection & indemnity, or P&I, insurance coverage that we have arranged for our vessels covers the vessel owner's liabilities towards the owner of any damaged cargo, subject to standard international conventions limiting such liability. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels' positions. The loss of earnings while these vessels are forced to wait for space or to steam to more distant drydocking facilities could have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common stock to further decline.

According to the head of the International Monetary Fund as quoted in April 2011, the global economic recovery remains fragile. Following the global economic downturn of 2007-2009, credit remains tight, the extent of recovery in demand for goods and services is uncertain, and unemployment is high. The credit markets worldwide and in the United States have experienced significant contraction, deleveraging and reduced liquidity, and the U.S. federal government, state governments and foreign governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission, or SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide. As of December 31, 2010, we have total outstanding indebtedness of USD 1,973 million under our credit facilities. We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and any adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these economic and governmental factors, including reform of the financial system, could have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends.

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

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to:

•	the U.S. Oil Pollution Act of 1990, or OPA;

•	the U.S Clean Air Act;

•	the United States Clean Water Act;

•	the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by the Protocol of 1992;

•	the International Convention for the Prevention of Pollution from Ships;

•	the International Maritime Organization, or IMO, International Convention for the Prevention of Marine Pollution of 1973;

•	the IMO International Convention for the Safety of Life at Sea of 1974, including the International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code;

•	the International Convention on Load Lines of 1966;

•	the U.S. Marine Transportation Security Act of 2002;

•	European Union regulations, which phase out single-hulled tankers in the case of all tankers flying the flag of a member state or entering or leaving EU ports;

•	the International Ship and Port Facilities Securities Code, which became effective in 2004;

•	the International Code for the Construction and Equipment of Ships Carrying Liquefied Gases in Bulk;

•	Periodic surveys by classification societies to ensure our vessels are safe and seaworthy; and

•
Various fuel or emissions standards applicable to vessels operating near the California coastline; operating off the coasts of Atlantic/Gulf and Pacific coasts of the United States and Canada and the Hawaiian Islands; or in EU ports, respectively.

Additionally, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy.

Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends.

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

The recent earthquake and tsunami in Japan may have an adverse affect on our business, results of operations, financial condition and ability to pay dividends.

Japan is one of the world's leading importers of dry bulk commodities.  The severe earthquake and tsunami that struck Japan on March 11, 2011 have had an adverse effect on Japan's manufacturing capabilities and economy generally.  As of the date of this annual report, the extent to which the earthquake, tsunami and pollution from emitted radiation from damaged nuclear reactors will affect the international economies and shipping industry is unclear.  These disasters could decrease dry bulk imports to that country for an undeterminable period of time.  This, in turn, could have an adverse effect on our business and results of operations.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia.  Throughout 2008, 2009 and 2010, the frequency of piracy incidents against commercial shipping vessels increased significantly, particularly in the Gulf of Aden off the coast of Somalia.  For example, in November 2008, the M/V Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million.  In addition, in April 2010, our vessel MV TORM Ragnhild was subject to an attempted piracy attack in the Gulf of Aden, but this was successfully thwarted by multi-national forces. Our vessels MV TORM Kansas and MV TORM Kristina have been attacked by pirates more recently. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones, as the Gulf of Aden has been since May 2008, or Joint War Committee (JWC) "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.  In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances.  We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us.  In addition, detention hijacking, involving the hostile detention of a vessel, as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends.

Servicing our debt limits funds available for other purposes and, if we cannot service our debt, we may lose some or all of our vessels, restricting our ability to conduct our business.

We must dedicate a large part of our cash flow to paying principal and interest on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes. Our debt level of approximately USD 2,006 million as of December 31, 2010, including finance lease liabilities of USD 33 million, also makes us vulnerable to economic downturns and adverse developments in our business. If we expand our fleet beyond vessels already financed, we will need to take on additional debt, which would increase our ratio of debt to equity. Our inability to service debt could also lead to acceleration of our debt and the foreclosure of all or a portion of our fleet, which could have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends.

Certain of our loan agreements contain restrictive covenants, which may limit our liquidity and corporate activities and prevent proper service of debt.

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

Sharp declines in the spot charter market may affect our earnings and cash flows from the vessels we operate in the spot market.

We currently the majority of our vessels in the spot market through pools. During 2010, we generated 62% of our revenues from the spot market. Vessels trading in the spot market are exposed to increased risk of declining charter rates and freight rate volatility compared to vessels employed on time charters. Since mid-August 2008, the spot day rates in the product tanker and drybulk charter market have declined significantly, and product tanker and drybulk vessel values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates. Charter rates and vessel values have been affected in part by the lack of availability of credit to finance both vessel purchases and purchases of commodities carried by sea, resulting in a decline in cargo shipments, and the excess supply of iron ore in China which resulted in falling iron ore prices and increased stockpiles in Chinese ports. Charter rates may remain at depressed levels for some time which will adversely affect our revenue and profitability.

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

If the fair market value of our vessels declines, that may lead to an impairment adjustment to our consolidated financial statements and may ultimately have an adverse effect on our ability to meet certain financial covenants in our loan agreements. In addition, if we sell one or more of our vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our consolidated financial statements, the sale price may be less than the vessel's carrying value on our consolidated financial statements, resulting in a loss and a reduction in earnings. Furthermore, if vessel values fall significantly, we may have to record an impairment adjustment in our financial statements, which could adversely affect our financial results.  These results could have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends. Our earnings may be adversely affected if we do not successfully employ our vessels in pools, the spot market or on time charters.

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

Rising fuel prices may adversely affect our profits.

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

Delays or defaults by the shipyards in the construction of our newbuildings could increase our expenses and diminish our net income and cash flows

We currently have newbuilding contracts for the construction of a total of two Panamax drybulk vessels at Tsuneishi Zhoushan Shipyard and four Handymax product tankers at Guangzhou Shipyard International. These projects are subject to the risk of delay or defaults by the shipyards caused by, among other things, unforeseen quality or engineering problems, work stoppages, weather interference, unanticipated cost increases, delays in receipt of necessary equipment, and inability to obtain the requisite permits or approvals. In accordance with industry practice, in the event the shipyards are unable or unwilling to deliver the vessels, we may not have substantial remedies. Failure to construct or deliver the vessels by the shipyards or any significant delays could increase our expenses and diminish our net income and cash flows.

We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.

In the Tanker Division, a major portion of the company's freight revenue is concentrated on a small group of customers. In 2010, one customer in the Tanker Division accounted for 11% (2009: 13%) of the total freight revenue of the Company.

Investment in derivative instruments such as freight forward agreements could result in losses.

From time to time, we may take positions in derivative instruments including freight forward agreements, or FFAs. FFAs and other derivative instruments may be used to hedge a vessel owner's exposure to the charter market by providing for the sale of a contracted charter rate along a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments and do not correctly anticipate charter rate movements over the specified route and time period, we could suffer losses in the settling or termination of the FFA. This could adversely affect our results of operations and cash flows.

We are subject to certain risks with respect to our counterparties on contracts and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

We enter into FFAs, forward currency exchange contracts, bunker and interest rate hedging contracts and employ our vessels on Contracts of Affreightment (COAs), fixed rate time charters and voyage charters. Our FFAs, forward currency exchange contracts, bunker and interest rate hedging contracts, COAs and vessel charters subject us to counterparty risks.  The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include general economic conditions, the condition of the shipping industry, the overall financial condition of the counterparty, the charter rates received for specific types of vessels and various expenses. In addition, in depressed market conditions, our charterers may no longer need a vessel that is currently under charter or may be able to obtain a comparable vessel at lower rates.  As a result, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends.

We may not have adequate insurance to compensate us if one of our vessels is involved in an accident.

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

Purchasing and operating previously owned, or secondhand, vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings.

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

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of December 31, 2010, our fleet of owned vessels included 12 vessels more than 10 years of age. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine and hull technology. After vessels reach 15 years of age, the majority of charterers and oil companies may impose restrictions on vessels that make it more difficult to trade the vessels with optimal flexibility. In addition, these older vessels must meet certain hull thickness tests. Furthermore, cargo insurance rates increase for vessels over 15 years of age, making them less desirable to charterers. However, vessels of comparable tonnage to those in our fleet are generally estimated to have a useful lifetime of 25 years.

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

Failure to successfully implement the new strategy platform "Changing Trim" may have an adverse affect on TORM's operations.

In 2010, TORM formulated a new strategic platform named "Changing Trim" aimed at achieving resilience and new profitability. The platform is focused on balancing TORM's business optimally and to ensure that TORM is ready to cope with the cyclical nature of the market at any time. The platform is built on four cornerstones – Customers, Leadership, Resilience and Sophistication.

As part of the "Changing Trim" strategy, TORM will have an increased focus on the bulk segment. The  strategic focus includes becoming an integrated freight service provider to primarily industrial customers by expanding the bulk division's commercial footprint in existing and new commercial offices around the world as well as growing the bulk core fleet across all vessel sizes relevant to the customers.

TORM operates in an industry which is affected by numerous factors beyond TORM's control, including development in the global economy, freight rates, supply of, and demand for, vessel capacity, rules and regulation. As such, it cannot be guaranteed that the new strategy platform "Changing Trim" will be successfully implemented, and such failure may have a material adverse effect on TORM‟s future performance, results of operations, cash flows and financial position.

Because we generate nearly all of our revenues in U.S. dollars, but incur some of our expenses in Danish Kroner and other currencies, exchange rate fluctuations could hurt our results of operations.

In 2010, we generated nearly all of our revenues in U.S. dollars but incurred approximately 84% of our expenses in U.S. dollars, or USD, and approximately 13% in Danish Kroner, or DKK. A change in exchange rates could lead to fluctuations in our reported financial results, which could have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends.

Interest rate fluctuations, including the recent volatility in LIBOR, may significantly affect our loan payments, which could adversely affect our profitability, earnings and cash flow.

As of December 31, 2010, 94% of our loans bore interest at floating rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders. LIBOR has decreased significantly during the year as a result of the financial crisis and the continued low interest environment. Because the interest rates borne by much of our outstanding indebtedness fluctuates with changes in LIBOR, if this volatility were to continue, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow. As of December 31, 2010, we had entered into interest swap agreements expiring between 2011 and 2016 for approximately 41% of the then outstanding principal amounts of our loans, that may mitigate some of our exposure to the risk of rising interest rates. However, increases in interest rates will increase our payments under loans not covered by caps of the interest rates of our loans and swap agreements and may negatively affect our earnings and cash flow, which could have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends.

Maritime claimants could arrest our vessels, which could interrupt our operations, resulting in a loss of earnings.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions a maritime lien holder may enforce its lien by arresting a vessel and commencing foreclosure proceedings. In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our vessels. The arrest or attachment of one or more of our vessels could interrupt our operations and require us to pay a substantial sum of money to have the arrest lifted, which could result in a loss of earnings and have a material adverse impact on our business, financial condition, and our results of operations. As of the date of this report, none of our vessels have been arrested by a maritime lien holder.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends.  As of the date of this report, none of our vessels have been requisitioned by a government for title or hire.

Because we are a non-U.S. corporation, you may not have the same rights that a creditor of a U.S. corporation may have and it may be difficult to serve process on or enforce a U.S. judgment against our officers, our directors and us.

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

You may receive a smaller dividend than what you expected to receive when the dividend was approved.

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

We may have to pay tax on U.S. source income, which would reduce our earnings.

Under the U.S. Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income and such income is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code or under the terms of a U.S. income tax treaty.

We expect that our Danish subsidiaries will qualify for tax exemption under the income tax treaty between the United States and Denmark.  However, our non-Danish subsidiaries may not qualify for exemption under Section 883 of the Code for the 2010 taxable year unless we are able to obtain certain certifications from our shareholders.  As of the date of this filing, we have not been able to obtain these certifications. If we are unable to obtain these certifications, our non-Danish subsidiaries would be subject to U.S. federal income tax on our U.S. source income derived during the 2010 taxable year. We can give no assurances on our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to the exemption under the income tax treaty between the United States and Denmark and/or exemption under Section 883 of the Code for any taxable year, we or our subsidiaries would be subject during those years to a 4% U.S. federal income tax on our U.S. source shipping income. The imposition of this taxation could have a negative effect on our business.

U.S. tax authorities could treat us as a ''passive foreign investment company,'' which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A foreign corporation will be treated as a ''passive foreign investment company,'' or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of ''passive income'' or (2) at least 50% of the average value of the corporation's assets during such taxable year produce or are held for the production of those types of ''passive income.'' For purposes of these tests, ''passive income'' includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. Income derived from the performance of services does not constitute ''passive income.'' U.S. shareholders of a PFIC are subject to certain reporting obligations and a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and proposed method of operation, we do not believe that we are, have been or will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute ''passive income,'' and the assets that we own and operate in connection with the production of that income do not constitute assets that produce or are held for the production of "passive income.".

There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. We believe there is substantial legal authority supporting our position consisting of case law and U.S. Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes.  However, we note that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.  Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences and will incur certain information reporting obligations. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse tax consequences for such shareholders), such shareholders would be subject to U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our ADSs, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our ADSs.

Risks related to our American Depository Shares

You may not be able to sell ADSs at the time and at the price you desire.

There may be no active public market for you to resell our ADSs, and to the extent there is, the price of our ADSs may be volatile, and may fluctuate due to factors such as:

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

Holders of ADSs may experience delays in receiving information and materials not experienced by our common shareholders.

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

Our primary capital expenditures are in connection with the acquisitions of vessels. The book value of vessels as of December 31, 2010 amounts to 85% (2009: 83%) of the total assets. We are renewing the fleet on continuous basis. The average age of the entire fleet as of December 31, 2010 is 5.8 years.

Effective June 2007, TORM acquired the U.S. shipping company OMI Corporation located in Stamford, Connecticut, USA in collaboration with Teekay Shipping Corporation. In that transaction, TORM took over a total of 26 product tankers, 11 of which are MR tankers, 13 Handysize tankers and two are LR1 tankers.

In March 2008, TORM acquired a 50% stake in the shipping company FR8 Holdings Pte. Ltd. (FR8) from FR8 Limited, a subsidiary of the international oil trader Projector. FR8 Limited continues to own its 50% equity interest in FR8. FR8 operates independently from TORM. Projector went into liquidation in the second half of 2008.

In April 2009, following our annual general meeting, we changed our name from "Aktieselskabet Dampskibsselskabet Torm" to TORM A/S.

In April 2011 TORM announced plans to raise approximately USD 100 million of new share capital through a fully underwritten discounted rights issue. The rights issue is expected to be launched in the second half of 2011.

B.	Business Overview

The Fleet

As of December 31, 2010, our fleet of owned vessels consisted of 69.5 product tankers and 2 dry bulk carriers. The total tonnage of those vessels is approximately 4,301,484 dwt. In addition, we chartered in 25 product tankers and 13 dry bulk carriers and commercially managed approximately 25 vessels for third-party owners and charterers.

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

Division	2008	2009	2010
Product Tankers	68%	82%	86%
Dry Bulk Vessels	32%	18%	14%

Please refer to Item 5A for a description of revenue and gross profit per division.

Product Tanker Pooling Arrangements

We employ a significant part (approx. 76%) of our owned and chartered in product tankers in three pooling arrangements, the LR2 Pool, the LR1 Pool and the MR Pool, along with vessels from several other shipping companies. The manager of each pool has the responsibility for the commercial management of the participating vessels, including the marketing, chartering, operation and bunker (fuel oil) purchase of the vessels. Each pool is administered by a pool board, which is comprised of representatives of each pool participant. The pool boards set the pools' policies and issue directives to the pool managers. The pool participants remain responsible for all other costs including the financing, insurance, manning and technical management of their vessels. The earnings of all of the vessels are aggregated and divided according to the relative performance capabilities of the vessel and the actual earning days each vessel is available. Please refer to Note 1 to our consolidated financial statements contained herein for further details relating to the treatment of income from pools.

The LR2 Pool

As of December 31, 2010, the LR2 Pool was comprised of 32 Aframax tankers that are all double-hull and mainly trade clean petroleum products. The commercial management is carried out via the limited partnership LR2 Management K/S, in which Long Range 2 A/S, a Danish corporation, is the general partner. We own 50% of all issued and outstanding voting stock of Long Range 2 A/S and a 50% interest in LR 2 Management K/S. Maersk Tankers, one of the pool participants, also owns a 50% interest in both entities. The other participants in this pool are Sanmar Shipping and Gotland Shipping (Bahamas) Ltd., and 13 of our vessels participated in this pool. If a participant wants to sell one of its vessels in the pool, it must give notice to the pool board two months in advance of such sale, and six months' notice is required for a participant to withdraw all of its vessels from the pool. No such notice has been given from any partner from January 1, 2010 to April 30, 2011.

The LR1 Pool

As of December 31, 2010, the LR1 Pool consisted of 25 Panamax tankers, and we serve as the sole manager of the pool. The other participant in this pool is Reederei "Nord" Klaus E. Oldendorff Ltd. As of December 31, 2010, 19.5 of our owned and chartered vessels participated in this pool. If a participant wants to sell one of its vessels or withdraw all of them from the pool, it must give three months' advance notice to the pool board. In April 2010, Skagerak Invest Limited and Gotland Shipping (Bahamas) Ltd. withdrew their five vessels in the LR 1 pool.

The MR Pool

The MR Pool is a pooling arrangement we have entered into together with Primorsk Shipping Corporation and Sanmar Shipping Ltd. for the pooling of 53 Handymax product tankers as of December 31, 2010. We serve as the sole manager of the MR Pool. As of December 31, 2010, 51 of our owned and chartered in vessels participated in this pool. If a participant wants to sell one of its vessels in the pool, it must give notice to the pool board three months in advance of such sale, and six months' notice is required for a participant to withdraw all of its vessels from the pool.  In April 2010, Gotland Shipping (Bahamas) Ltd. and LGR di Navigazione S.P.A withdrew their five vessels in the MR pool.

Dry Bulk Vessel Operation

We operate Panamax size vessels in our Bulk Division. We operate our Panamax vessels ourselves.

The Industry - Tankers

The international product tanker industry provides seaborne transportation of crude and refined petroleum products for the oil market. According to industry sources, tankers transported an amount of such products corresponding to 3,169 million tons in 2010.  Refined oil products constituted approximately 879 million tons in 2010 showing a 3.8% increase as compared to 2009. The two main types of operators that provide transportation services in the tanker market are:

•	major oil companies; and

•	independent shipowners.

They provide transportation services for end users such as:

•	oil companies;

•	oil traders;

•	petrochemical companies;

•	government agencies; and

•	power plants.

According to industry sources, the world tanker fleet above 10,000 dwt consisted of approximately 3,024 vessels. Oil companies own, or control through long-term time charters, approximately one third of the current world tanker capacity. Independent shipowners own or control the other two thirds. Oil companies use their fleets not only to transport their own oil products, but also to compete with the independent shipowners to transport oil products for others.

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

According to industry sources, the world bulk carrier fleet consists of approximately 8,004 vessels as of January 1, 2010.

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

Supply of Dry Bulk Carriers

The size of the world's dry bulk carrier fleet changes as a result of newbuildings and scrapping or loss of vessels. The general trend in the development of the bulk market has always been closely linked to the state of the world economy. The economic downturn in Asia in the late 1990's led to sharp falls in cargo volumes, and therefore rates, whereas the subsequent recovery has likewise acted to boost the sector with rates recovering to above those prevailing prior to the crisis. In the period 2003 to 2008 the dry bulk market reached historically high levels and the charter rates, although volatile, have remained very high compared to the historical averages due, among other, factors, to a strong demand from China for iron ore and congestion in load ports, coupled with a relatively low level of newbuilding deliveries given the high market rates over a longer period - however the global drybulk newbuilding order book have during 2008 increased to record high levels although the ordering of  newbuildings stopped in connection with the financial crisis and the total collapse of the drybulk market in September/October 2008. The activity of ordering newbuildings remained at a very low level into the 2nd quarter of 2009 whereafter the activity increased considerably throughout the balance of 2009 wherefore the total ordering activity for 2009 ended at a level well above the historical average. The delivery of newbuildings in 2009 reached record high levels - close to 50 % above the average for the 5 previous years. Scrapping also reached record high levels in 2009 as a result of the very low dry bulk market in last quarter 2008 and first quarter 2009. The scrapping was however only about 20-25% of the newbuilding deliveries. China imported huge quantities of iron ore prior to the Olympics in August 2008 and built up record high stocks. The high stockbuilding coupled with the financial crisis and the following reduced demand on all commodities as well as problems for buyers of goods in obtaining letter of credit from banks lead to a total collapse of the drybulk freight market in October 2008 and this lasted well into the 1st quarter in 2009 whereafter the record high import of iron ore and coal into China as well as high port congestion in Australia, Brazil and China caused the dry bulk market to recover. The average charter rates for 2009 reached  a level close to the historical average for the last 15 years.  The level of expected newbuildings in the dry bulk sector in the forthcoming years remains at a historical  high level due to the still very high order book which was build up during especially 2006, 2007 and major part of 2008 as well as 2009. Problems with obtaining finance of newbuildings in 2009 did however result in owners having to cancel their orders and further delayed deliveries from yards - especially Chinese yards - due to capacity problems causing delays to many scheduled deliveries in 2009. The slippage of deliveries and cancellations continued into 2010. The slippage of deliveries into next year and cancellations are expected to continue but the extent of such cancellations and delays are highly uncertain.

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

We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, additional legislation or regulation applicable to the operation of our vessels that may be implemented in the future, such as in response to a serious marine incident like the 2010 oil spill in the Gulf of Mexico, could negatively affect our profitability.

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

European Union

The European Union has adopted legislation that: (1) bans manifestly sub-standard vessels from European waters and obligates port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provides the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. In addition, European Union regulations enacted in 2003 now prohibit all single hull tankers from entering into its ports or offshore terminals.

The European Union has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines.  The EU Directive 2005/EC/33 (amending Directive 1999/32/EC) introduced parallel requirements in the European Union to those in MARPOL Annex VI in respect of the sulfur content of marine fuels.  In addition, it introduced a 0.1% maximum sulfur requirement for fuel used by ships at berth in EU ports from January 1, 2010.

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

At the international level, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004, or the BWM Convention. The Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force. However, the IMO's Marine Environment Protection Committee passed a resolution in March 2010 encouraging the ratification of the Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems. If ballast water treatment becomes mandatory, the cost of compliance could be significant.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The IMO is, however, evaluating mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. In addition, the European Union has proposed an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels that it plans to adopt if no international agreement can be reached.

In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety. In addition, climate change initiatives are being considered in the U.S. Congress.  Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate, or any treaty adopted at the international level to succeed or supplement the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

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

Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections.  If any defects are found, the classification surveyor will issue a recommendation that must be rectified by the shipowner within prescribed time limits.

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

Our current protection and indemnity insurance coverage for pollution is USD 1 billion per vessel per incident.  The 13 P&I Associations that comprise the International Group insure more than 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities.  The P&I clubs in the International Group of P&I clubs have bought reinsurance cover up to USD 3,06 billion after which the mutuality in the International Group will cover a claim by way of the overspill pool up to a total  amount of USD 7 billion. As a member of two P&I Associations, which are members of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group.

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

The following table sets forth our significant entities as of December 31, 2010.
Entity	Country of Incorporation	Activities
TORM A/S	Denmark
This is the parent company. The company owned 59.5 product tankers and has 1 product tanker on finance lease. This company employs most of the employees providing commercial and technical management for TORM vessels and pool vessels.

Torm Singapore (Pte) Ltd.	Singapore	100% owned subsidiary. The company owned 9 product tankers and 2 bulk carriers. The company also provides some commercial and technical management.
LR2 Management K/S	Denmark	50% owned limited partnership. Maersk Tankers owns the other 50%. The partnership acts as pool manager for the LR2 pool.
LR1 Management K/S	Denmark	100% owned limited partnership. The partnership acts as pool manager for the LR1 pool.
MR Management K/S	Denmark	100% owned limited partnership. The partnership acts as pool manager for the MR pool.

Entity	Country of Incorporation	Activities
UT Shipowning K/S	Denmark	50% owned limited partnership. J.B. Ugland Shipping Singapore Pte. Ltd. owns the other 50%. The partnership owns a LR1 vessel.
Torm Shipping India Pte. Ltd. (former Orinoco Marine Consultancy India private Limited (OMCI))	India	100% owned subsidiary. The company primarily handles the manning of TORM vessels in India.
Torm USA LLC	Delaware	100% owned subsidiary. The company provides administration services towards other entities.
FR8 Holdings Pte. Ltd.	Singapore	50% owned joint venture with Projector S.A.

D.	Property, Plant and Equipment

Real Property

We do not own any real property other than one small residential property. We lease office space in Copenhagen, Singapore, Stamford (Connecticut, USA) and Mumbai, India on contracts expiring in 2014, 2012, 2017 and 2015, respectively. Furthermore, we have leased five apartments in Singapore on contracts expiring up until January 2013.

Fleet

The following table lists our entire fleet of owned vessels as of December 31, 2010:

Product Tankers	Year Built	Dwt	Ownership	Flag (1)
TORM Ingeborg	2003	99,999	TORM A/S	DIS
TORM Valborg	2003	99,999	TORM A/S	DIS
TORM Helene	1997	99,999	TORM A/S	DIS
TORM Signe	2005	72,718	Torm Singapore	Singapore
TORM Sofia	2005	72,718	Torm Singapore	Singapore
TORM Estrid	2004	74,999	TORM A/S	DIS
TORM Ismini	2004	74,999	TORM A/S	DIS
TORM Emilie	2004	74,999	TORM A/S	DIS
TORM Sara	2003	72,718	Torm Singapore	Singapore
TORM Helvig	2005	44,990	TORM A/S	DIS
TORM Ragnhild	2005	44,990	TORM A/S	DIS
TORM Freya	2003	45,990	TORM A/S	DIS
TORM Thyra	2003	45,990	TORM A/S	DIS
TORM Camilla	2003	44,990	TORM A/S	DIS
TORM Carina	2003	44,990	TORM A/S	DIS
TORM Mary	2002	45,990	TORM A/S	DIS
TORM Vita	2002	45,940	TORM A/S	DIS
TORM Gertrud	2002	45,940	TORM A/S	DIS
TORM Gerd	2002	45,940	TORM A/S	DIS
TORM Caroline	2002	44,946	TORM A/S	DIS
TORM Cecilie	2001	44,946	TORM A/S	DIS
TORM Clara	2000	45,999	TORM A/S	DIS
Potrero Del LLano II	1999	47,165	Torm Singapore	Mexico

Product Tankers	Year Built	Dwt	Ownership	Flag (1)
TORM Gunhild	1999	44,999	TORM A/S	DIS
TORM Anne	1999	44,990	Torm Singapore	Singapore
Faja De Oro II	1995	44,999	Torm Singapore	Mexico
TORM Margrethe	2006	109,672	TORM A/S	DIS
TORM Marie	2006	109,672	TORM A/S	DIS
TORM Gudrun	2000	101,122	TORM A/S	DIS
TORM Kristina	1999	105,001	TORM A/S	DIS
TORM Margit	2007	109,672	TORM A/S	DIS
TORM Mette	2007	109,672	TORM A/S	DIS
TORM Marina	2007	109,672	TORM A/S	NIS
TORM Ugland	2007	74,999	UT Shipowning K/S (2)	NIS
TORM Venture	2007	74,999	TORM A/S	NIS
TORM Neches	2000	47,052	Torm Singapore	Singapore
TORM Amazon	2002	47,275	TORM A/S (3)	Singapore
TORM San Jacinto	2002	47,038	TORM A/S	DIS
TORM Moselle	2003	47,024	TORM A/S	DIS
TORM Rosetta	2003	47,015	TORM A/S	DIS
TORM Horizon	2004	46,955	TORM A/S	DIS
TORM Thames	2005	47,035	TORM A/S	DIS
TORM Kansas	2006	46,922	TORM A/S	DIS
TORM Republican	2006	46,893	TORM A/S	DIS
TORM Platte	2006	46,920	TORM A/S	DIS
TORM Madison	2000	35,828	TORM A/S	DIS
TORM Trinity	2000	35,834	TORM A/S	DIS
TORM Rhone	2000	35,751	TORM A/S	DIS
TORM Charente	2001	35,751	TORM A/S	DIS
TORM Ohio	2001	37,274	TORM A/S	DIS
TORM Loire	2004	37,106	TORM A/S	DIS
TORM Garonne	2004	37,178	TORM A/S	DIS
TORM Saone	2004	37,106	TORM A/S	DIS
TORM Fox	2005	37,006	TORM A/S	DIS
TORM Tevere	2005	36,990	TORM A/S	DIS
TORM Marianne	2008	110,000	TORM A/S	DIS
TORM Maren	2008	110,000	TORM A/S	DIS
TORM Mathilde	2008	110,000	TORM A/S	DIS
TORM Laura	2008	52,000	TORM A/S	DIS
TORM Lene	2008	52,000	TORM A/S	DIS
TORM Lotte	2009	52,000	TORM A/S	DIS
TORM Louise	2009	52,000	TORM A/S	DIS
TORM Lilly	2009	52,000	TORM A/S	DIS
TORM Lana	2009	52,000	Torm Singapore	Singapore
TORM Gyda	2009	37,000	TORM A/S	DIS
TORM Alice	2010	50,500	TORM A/S	DIS
TORM Aslaug	2010	50,500	TORM A/S	DIS
TORM Alexandra	2010	50,500	TORM A/S	DIS
TORM Agnete	2010	50,500	TORM A/S	DIS
TORM Almena	2010	50,500	Torm Singapore	Singapore

Bulk Carriers	Year Built	Dwt	Ownership	Flag (1)
TORM Bornholm	2004	75,950	Torm Singapore	Singapore
TORM Anholt	2004	74,195	Torm Singapore	Singapore

(1)	DIS stands for the Danish International Shipping Registry and NIS stands for the Norwegian International Shipping Registry.

(2)	50% owned.

(3)	TORM A/S has TORM Amazon on finance lease

Newbuildings

The following table lists our entire fleet of owned newbuilding vessels as of December 31, 2010:

Product Tankers	Expected Delivery	Dwt

TORM Agnes	Q1 2011	50,500
TORM Amalie	Q1 2011	50,500
TORM Arawa	Q3 2011	52,300
TORM Anabel	Q4 2011	52,300
TORM Asta	Q1 2013	52,300
TORM Andrea	Q2 2014	52,300

Bulk Carriers	Expected Delivery	Dwt
TORM Karen*	Q1 2011	82,100
TORM Kate*	Q1 2011	82,100
TORM Kamma	Q4 2012	82,100
TORM Katrine	Q1 2013	82,100

* These two newbuildings have been sold and will be delivered to the new owners in the first quarter of 2011.

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

CONSOLIDATED INCOME STATEMENTS
For the Years Ended December 31, 2008, 2009 and 2010
(IN THOUSANDS OF USD)

	2008	2009	2010

Revenue	1,183,594	862,251	856,075
Port expenses, bunkers and commissions	(264,050)	(217,356)	(298,830)
Freight and bunkers derivatives	(13,586)	(11,952)	3,339

Time charter equivalent earnings	905,958	632,943	560,584

Charterhire	(193,829)	(220,880)	(228,631)
Operating expenses	(174,333)	(169,556)	(152,207)

Gross profit (Net earnings from shipping activities)	537,796	242,507	179,746

Profit from sale of vessels	82,813	33,145	1,871
Administrative expenses	(89,906)	(78,194)	(78,161)
Other operating income	14,493	7,331	4,788
Share of results of jointly controlled entities	27,122)	(2,256	(11,453)
Depreciation and impairment losses	(126,068)	(152,775)	(176,410)

Operating profit	446,250	49,758	(79,619)

Financial income	16,175	6,090	2,663
Financial expenses	(102,354)	(74,896)	(59,285)

Profit/(Loss) before tax	360,071	(19,048	(136,241)

Tax (expenses)/benefit	1,279	1,686	982

Net profit/(loss) for the year	361,350	(17,362)	(135,259)

Primary Factors affecting Results of Operations

TORM generates revenue by charging customers for the transportation of refined oil products, crude oil and, to a much lesser extent, dry bulk cargoes, using our tanker and dry bulk vessels. The Company's focus is on maintaining a young, high quality fleet and optimizing the mix between chartered in and owned vessels. The Company actively manages the deployment of the fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters, which can last up to several years. The vast majority of the Company's product tankers are employed in pools, whose revenue is derived from both spot market voyage charters and time charters. The Company's dry bulk vessels are typically employed on time charter.

TORM believes that the important measures for analyzing trends in the results of its operations for both tankers and dry bulk vessels consist of the following:

•
Time charter equivalent (TCE) earnings per available earning day. TCE earnings per available earning day are defined as revenue less voyage expenses divided by the number of available earning days. Voyage expenses primarily consist of port and bunker expenses that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions, freight and bunker derivatives. TORM believes that presenting revenue net of voyage expenses neutralizes the variability created by unique costs associated with particular voyages or the deployment of vessels on the spot market and facilitates comparisons between periods on a consistent basis. Under time charter contracts, the charterer pays the voyage expenses, while under voyage charter contracts the shipowner pays these expenses. A charterer has the choice of entering into a time charter (which may be a one-trip time charter) or a voyage charter. TORM is neutral as to the charterer's choice because the Company will primarily base its economic decisions on expected TCE rates rather than on expected revenue. The analysis of revenue is therefore primarily based on developments in TCE earnings.

•
Spot charter rates. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Under spot market voyage charters, TORM pays voyage expenses such as port, canal and bunker costs. Spot charter rates are volatile and fluctuate on a seasonal and year-to-year basis. Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Vessels operating in the spot market generate revenue that is less predictable, but may enable us to capture increased profit margins during periods of improvements in tanker rates.

•
Time charter rates. A time charter is generally a contract to charter a vessel for a fixed period of time at a set daily or monthly rate. Under time charters, the charterer pays voyage expenses such as port, canal and bunker costs. Vessels operating on time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions.

•
Available earning days. Available earning days are the total number of days in a period when a vessel is ready and available to perform a voyage, meaning the vessel is not off-hire or in dry-dock. For the owned vessels, this is calculated by taking operating days and subtracting off-hire days and days in dry-dock. For the chartered in vessels, no such calculation is required because charter hire is only paid on earning days and never for off-hire days or days in dry-dock.

•
Operating days. Operating days are the total number of available days in a period with respect to the owned vessels, before deducting unavailable days due to off-hire days and days in dry-dock. Operating days is a measurement that is only applicable to the owned vessels, not to the chartered in vessels.

•
Operating expenses per operating day. Operating expenses per operating day are defined as crew wages and related costs, the costs of spares and consumable stores, expenses relating to repairs and maintenance (excluding dry-docking), the cost of insurance and other miscellaneous expenses on a per operating day basis. Operating expenses are only paid for owned vessels. The Company does not pay such costs for the chartered in vessels, which are borne by the vessel owner and instead factored into the charter hire cost for such chartered in vessels.

Comparison of the Year Ended December 31, 2010 and the Year Ended December 31, 2009

TORM achieved a net loss of USD 135 million in 2010 compared to a net loss of USD 17 million in 2009, resulting in earnings per share (EPS) of a loss of USD 2.0 in 2010 compared to a loss of USD 0.3 in 2009. The performance was weaker than expected at the beginning of the year as the positive effect from the savings achieved under the "Greater Efficiency Power" program only to a small extent offset the negative impact from the lower than expected freight rates in 2010, a lower net profit from sale of vessels and from an impairment charge of USD 35 million recorded on the 50% investment in FR8.

The 50% investment in FR8 is the latest major investment made by TORM within the product tanker market, and the carrying amount of the investment was based on a higher average vessel cost price compared to similar vessel types in TORM's own fleet. Consequently, it was more vulnerable to impairment, and based on management's review of the recoverable amount of assets at December 31, 2010, the 50% investment in FR8 was impaired by USD 35 million in addition to the USD 20 million impairment loss recorded in 2009.

The loss before tax for the year was USD 136 million and, apart from the impairment charge and loss of USD 16 million on newbuildings for delivery to buyers in 2011, in line with the latest guidance of a loss before tax of USD 75-85 million.

Total revenue in 2010 was USD 856 million compared to USD 862 million in the previous year. TCE earnings in 2010 were USD 561 million compared to USD 633 million in 2009. The decrease in TCE earnings was primarily due to significantly lower freight rates in the Tanker Division, particularly in the MR and LR1 business areas, which were only partly offset by an increase in the number of available earning days in the MR business area. The achieved average TCE earnings per available earning day in 2010 were 15% down on 2009 in the Tanker Division and 19% up in the Bulk Division.

Operating profit/loss decreased by USD 130 million to a loss of USD 80 million in 2010 from a profit of USD 50 million in 2009. The lower profit compared to 2009 was primarily due to significantly lower freight rates affecting both the Tanker Division and the investments in jointly controlled entities, the impairment loss of USD 35 million relating to FR8 and lower net profit from sale of vessels.

TORM's total assets increased by USD 59 million in 2010 to USD 3,286 million from USD 3,227 million in 2009, of which the carrying amount of vessels including vessels held for sale, capitalized dry-docking and prepayments on vessels amounted to USD 2,787 million, compared to USD 2,709 million in 2009. At December 31, 2010, the fleet of owned vessels consisted of 69.5 product tankers and two dry bulk vessels. In addition, TORM chartered in 25 product tankers and 13 dry bulk vessels on time charter agreements longer than one year and commercially managed approximately 25 vessels for third-party owners and charterers.

Total equity decreased by USD 132 million in 2010 to USD 1,115 million from USD 1,247 million in 2009. The decrease in equity was mainly due to the loss for the year of USD 135 million. TORM's total liabilities increased by USD 191 million in 2010 to USD 2,171 million from USD 1,980 million in 2009, primarily due to an increase in mortgage debt and bank loans of USD 191 million.

Gross Profit (Net Earnings from Shipping Activities)

The table below presents net earnings from shipping activities by segment for the years ended December 31, 2009 and 2010:

USD million

	Tanker	Bulk	Not allocated	Total 2009	Tanker	Bulk	Not allocated	Total 2010
Revenue	745.2	117.1	0.0	862.3	762.9	93.2	0.0	856.1
Port expenses, bunkers and commissions	(213.5)	(3.9)	0.0	(217.4)	(293.7)	(5.1)	0.0	(298.8)
Freight and bunkers derivatives	(12.0)	0.0	0.0	(12.0)	3.5	(0.2)	0.0	3.3
Time charter equivalent earnings	519.7	113.2	0.0	632.9	472.7	87.9	0.0	560.6
Charter hire	(163.0)	(57.9)	0.0	(220.9)	(168.9)	(59.7)	0.0	(228.6)
Operating expenses	(159.0)	(10.5)	0.0	(169.5)	(148.4)	(3.8)	0.0	(152.2)
Gross profit
(Net earnings from shipping activities)	197.7	44.8	0.0	242.5	155.4	24.4	0.0	179.8

TORM's revenue derives from two segments: The Tanker Division and the Bulk Division. The above table presents the results of shipping activities by operating segment for the years 2009 and 2010.

Tanker Division

Revenue in the Tanker Division increased by 2% to USD 763 million from USD 745 million in 2009, whereas time charter equivalent earnings decreased by USD 47 million or 9% to USD 473 million in 2010 from USD 520 million in the previous year. The overall increase in the number of available earning days of 5% was more than offset by the reduction in the average TCE earnings per available earning day of 15% compared to 2009.

On average, 2010 freight rates were in line with 2009. Due to a lower coverage of earning days compared to 2009, TORM's product tanker earnings were lower in 2010 than in the previous year. Operating profit for the year was USD -47 million, which is not satisfactory.

In the first quarter of 2010, the larger vessels (LRs) were positively impacted by continued naphtha demand in the Far East. This was partly offset by discharging of vessels from floating storage. The MR segment benefited from the cold winter in the Northern Hemisphere, which increased demand for heating oil. Going into the second quarter of 2010, freight rates decreased due to the effect of seasonal refinery maintenance and continued influx of new tonnage as well as a reduction in the number of vessels used as floating storage. Alternative cargoes such as vegetable oil to China and Europe were not sufficient to support the freight rates. In late June and early July, the transatlantic trading route was strengthened significantly due to the opening of gasoline arbitrage from Europe to the USA, disruptions in the Brazilian refinery sector and few available vessels on the European continent. This positive trend ceased in the third quarter where ample tonnage supply, absence of general arbitrage opportunities and no use of floating storage resulted in lower freight rates. The larger LR vessels were furthermore negatively impacted by a weak crude market and therefore the vessels sought occupation in the clean market. Towards the end of the year, the eastern markets continued to be low, especially impacting the earnings of the LR vessels. The western market strengthened for a short period in December as the gasoline arbitrage between Europe and the USA opened again, leading to increasing MR freight rates.

In 2010, the Company redelivered one chartered in vessel in the LR2 business area, which was the primary reason for the decrease in the number of available earning days by 134 days or 3%, resulting in a decrease in earnings of USD 3 million. The average freight rates dropped by 4% from 2009, resulting in a reduction in earnings of USD 4 million.

In the LR1 business area, the Company took delivery of nine and redelivered seven chartered in vessels, increasing the number of available earning days by 334 days or 4% and earnings by USD 6 million. Average freight rates decreased by 20% from the previous year, reducing earnings by USD 29 million.

In the MR business area, five newbuildings were delivered to the fleet of owned vessels and with the deliveries in 2009, which had full effect in 2010, this was the main reason for the increase in the number of available earning days of 1,987 days or 14%, which improved earnings by USD 31 million. Average freight rates decreased by 14% from the previous year, reducing earnings by USD 35 million.

In the SR business area, the Company redelivered a chartered in vessel, which was the main reason for the reduction in the number of available earning days by 13% from the previous year, resulting in a decrease in earnings of USD 11 million. Average freight rates decreased by 19% from the previous year, reducing earnings by USD 13 million.

The increase in the time charter equivalent earnings in the Tanker Division can be summarized as illustrated in the table below.

Earnings for the Tanker Division
USD million	SR	MR	LR1	LR2	Un-allocated	Total
Time charter equivalent earnings 2009	84	217	137	86	(4)	520
Change in number of earning days	(11)	31	6	(3)	-	23
Change in freight rates	(13)	(35)	(29)	(4)	-	(81)
Other	-	-	-	-	11	11
Time charter equivalent earnings 2010	60	213	114	79	7	473

Unallocated earnings comprise fair value adjustment of freight and bunkers derivatives, which are not designated as hedges, and gains and losses on freight and bunkers derivatives, which are not entered for hedge purposes.

The table below summarizes the earnings data per quarter for the Tanker Division.

Earnings data for the Tanker Division

USD/Day	2009	2010				2010	% Change
	Full year	Q1	Q2	Q3	Q4	Full year	2009-2010
LR2/Aframax vessels
Available earning days for: *
- Owned vessels	4,349	1,073	1,054	1,098	1,193	4,418	2%
- Time chartered vessels	360	90	68	0	0	158	(56%)
TCE per earning day from LR2 Pool	20,059	19,270	17,185	19,848	17,061	18,538	(8%)
TCE per earning day **	18,370	18,456	15,505	17,672	18,565	17,573	(4%)

LR1/Panamax vessels
Available earning days for: *
- Owned vessels	2,493	630	599	638	643	2,510	1%
- Time chartered vessels	4,987	1,118	1,178	1,456	1,552	5,304	6%
TCE per earning day from LR1 Pool	17,069	16,273	14,903	14,662	10,750	13,858	(19%)
TCE per earning day **	18,284	16,686	15,509	14,628	12,172	14,599	(20%)

MR vessels
Available earning days for: *
- Owned vessels	11,213	2,945	3,097	3,262	3,366	12,671	13%
- Time chartered vessels	2,736	810	819	950	686	3,265	19%
TCE per earning day from MR Pool	15,207	14,179	12,567	13,753	12,524	13,304	(13%)
TCE per earning day **	15,561	14,700	12,363	14,280	11,993	13,326	(14%)

SR vessels
Available earning days for: *
- Owned vessels	3,905	989	979	951	1,007	3,927	1%
- Time chartered vessels	638	13	0	0	0	13	(98%)
TCE per earning day **	18,446	18,034	16,099	13,851	12,090	15,024	(19%)

*Earning days are the total number of days in the period, where the vessel is ready and available to perform a voyage, i.e. is not in drydock, etc.
**TCE, or Time Charter Equivalent Earnings, equals gross freight income less port expenses, bunkers and commissions (including freight and bunkers derivatives).

Bulk Division

In the Bulk Division, revenue decreased by 20% to USD 93 million from USD 117 million in the previous year, and time charter equivalent earnings similarly decreased by 22% or USD 25 million to USD 88 million from USD 113 million in 2009.

In the first quarter of 2010, the Panamax rates were strong, both in absolute terms and especially compared to the larger Capesize vessels. The increase in Chinese coal and iron ore imports affected the market positively and more than offset the pressure from the record high deliverables of new tonnage of about 16.3 million dwt. The second quarter of 2010 began with strong activity within the iron ore, coal and steel markets, with Panamax freight rates peaking in mid-may at around USD/day 38,700. Subsequent price increases for iron ore and coal resulted in decreased imports into China, which could not be offset by increased grain transport from South America. The influx of new tonnage continued during the second quarter with some 18.9 million dwt. In total, this led to a negative market development in the second part of the quarter. The third quarter of 2010 was influenced by uncertainty as to Chinese iron ore imports. Positive factors included increased Chinese coal imports and increased demand for US grain due to the failed harvest in Russia. This caused significant fluctuations in freight rates during the quarter. The Panamax rates bottomed out in mid-July at USD/day 16,000 and increased subsequently to USD/day 27,000 in early September. The fourth quarter of 2010 was soft, although volatile, with Panamax freight rates between USD/day 19,400 and USD/day 14,300. The factors that influenced the market were lack of activity due to historically high commodity prices and logistical disruptions related to weather conditions in Indonesia and Australia.

Freight rates in the Panamax business area were on average 19% higher than in 2009, increasing earnings by USD 14 million. In this business area two vessels, which were sold in 2009, were delivered to the new owners and the Company took delivery of two newbuildings on long-term time charters in the beginning of the year and one vessel on a two-year charter and three vessels on short-term charters late in the year. Together with the full impact of the vessels sold and delivered to new owners in 2009, the net effect was a 16% decline in the number of available earning days, reducing earnings by USD 13 million.

The change in the time charter equivalent earnings in the Bulk Division can be summarized as illustrated in the table below.

Earnings for the Bulk division
USD million	Panamax
Time charter equivalent earnings 2009	113
Change in number of earning days	(13)
Change in freight rates	14
Other *	(26)
Time charter equivalent earnings 2010	88

*	"Other" comprises a compensation for lost income in connection with early redelivery of vessels received in 2009.

The table below summarizes the earnings data per quarter for the Bulk Division.

Earnings data for the Bulk division
USD/Day	2009	2010				2010	% Change
	Full year	Q1	Q2	Q3	Q4	Full year	2009-2010
Panamax vessels
Available earning days for: *
- Owned vessels	1,931	315	182	184	173	853	(56%)
- Time chartered vessels	3,482	804	879	1,005	1,020	3,707	6%
TCE per earning days **	16,099	18,298	18,611	20,418	19,294	19,184	19%

Handymax vessels
Available earning days for: *
- Owned vessels	0	0	0	0	0	0	n.a.
- Time chartered vessels	0	0	0	0	30	30	n.a.
TCE per earning days **	0	0	0	0	11,919	11,919	n.a.
* Earning days are the total number of days in the period, where the vessels is ready and available to perform a voyage, i.e. is not in drydock, etc.
**TCE, or Time Charter Equivalent Earnings, equals gross freight income less port expenses, bunkers and commissions (including freight and bunkers derivatives).

Operation of Vessels

For vessels chartered in on time charters, charter hire payments must be made whereas no operating expenses are incurred. As compared to 2009, charter hire paid in the Tanker Division increased by USD 6 million to USD 169 million in 2010, whereas charter hire paid in the Bulk Division increased by USD 2 million to USD 60 million. The increase in the Tanker Division of 4% was caused partly by an increase in the number of available earning days from vessels chartered in and partly by higher average charter rates compared to 2009.

Operating expenses for the owned vessels dropped by USD 18 million to USD 152 million in 2010 despite an increase in the number of operating days of 2%, which raised operating expenses by USD 3 million.

The movement in the operating expenses can be summarized as illustrated in the table below.

Operating expenses
USD million	Tanker Division				Bulk Division
	SR	MR	LR1	LR2	Panamax	Unallocated	Total
Operating expenses 2009	27	77	23	31	11	1	170
Change in the number of operating days	0	11	(3)	1	(6)		3
Change in expenses per operating day	(4)	(11)	(3)	(2)	(1)		(21)
Operating expenses 2010	23	77	17	30	4	1	152

The table below summarizes the operating data for our fleet of owned and bareboat chartered vessels.

Operating data
	Tanker Division				Bulk Division
	SR	MR	LR1	LR2	Panamax	Total
Operating expenses per operating day in 2009	6,817	7,286	6,935	7,177	5,290	6,937
Operating expenses per operating day in 2010	5,804	6,386	5,834	6,598	4,517	6,197
Change in the operating expenses per operating day in %	(15%)	(12%)	(16%)	(8%)	(15%)	(11%)
Operating days in 2010	4,015	12,150	2,917	4,472	865	24,419
- Off-hire days	(19)	(102)	(6)	(39)	(12)	(178)
- Days in dry dock	(69)	(107)	(39)	(15)	0	(230)
+/- Bareboat out/in	0	730	(362)	0	0	368
+ Earning days for vessels chartered in	13	3,265	5,304	158	3,737	12,477
Earning days in 2010	3,940	15,936	7,814	4,576	4,590	36,856

Operating expenses per operating day of USD 6,197 and USD 6,937 in 2010 and 2009, respectively, can be broken down by type of cost as illustrated in the figure below.

	2009		2010
Expense type	Expense/day	%	Expense/day	%	Change %
Crew	3,937	57%	3,622	58%	(8%)
Consumables	1,140	16%	927	15%	(19%)
Maintenance	727	10%	698	11%	(4%)
Insurance	746	11%	550	9%	(26%)
Other	387	6%	400	7%	3%
Total	6,937	100%	6,197	100%	(11%)

During 2010, TORM successfully continued the efforts under the "Greater Efficiency Power" program, aimed at achieving sustainable cost savings, but especially at optimizing the operating efficiency, gearing the Company for further growth. The Company managed to reduce average operating expenses per operating day by 11% from the level of 2009, causing a decrease in operating expenses of USD 21 million. Operating expenses per operating day are reduced overall by 18% compared to 2008 as a result of the efficiency program.

The total fleet of owned vessels had 179 off-hire days, corresponding to seven per thousand of the number of operating days in 2010 compared to 151 off-hire days, corresponding to six per thousand of the number of operating days in 2009.

Administrative Expenses and Other Operating Income

Total administrative expenses amounted to USD 78 million which was unchanged compared to 2009. Expenses relating to incentive schemes decreased by USD 6 million to USD 3 million compared to 2009. Administrative expenses for 2010 were impacted by one-off expenses relating to changes in Management amounting to USD 12 million.

Other operating income primarily comprises chartering commissions received by TORM in connection with the management of the three tanker pools. Other operating income amounted to USD 5 million in 2010, against USD 7 million in 2009. The decrease was related to a reduction in pool management commissions as a result of the lower freight rates and fewer pool vessels compared to 2009.

Financial Income and Expenses

Net financial expenses in 2010 were USD 57 million against USD 69 million in 2009, corresponding to a decrease of USD 12 million. The most significant reason for this change was a reduction in negative fair value adjustments on derivative financial instruments for the year.

Fair value adjustments in 2010 include a negative adjustment of USD 3 million relating to purchase options acquired in 2007 as part of the OMI acquisition compared to a negative adjustment of USD 26 million in 2009.

Tax

Tax for the year amounted to an income of USD 1 million compared to an income of USD 2 million in 2009. Tax for 2010 comprises a current tax expense for the year of USD 1 million, compared to USD 3 million in the previous year, and an income of USD 2 million due to an adjustment to the estimated tax liabilities for the previous years, against an income of USD 5 million in 2009. The deferred tax liability at December 31, 2010 was USD 54 million compared to USD 55 million in 2009.

All significant Danish entities in the TORM Group entered into the tonnage tax scheme with effect from 2001. The Company had filed a complaint regarding the assessments by the tax authorities of the tax returns for the years 2001 to 2005, which resulted in a case before the national Income tax tribunal. This case was resolved in 2010, and the outcome did not significantly impact the financial statements because it was in line with the provisions previously made by the Company.

The assessment of the Company's tax returns for 2007 through 2009 is still pending, and the recognized current tax liabilities are to a great extent based on Management's judgment regarding the assessment. TORM paid USD 3 million in corporation tax in 2010 regarding the Danish entities included in the tonnage tax scheme.

Vessels and Drydocking

The increase in tangible fixed assets of USD 121 million to USD 2,800 million in 2010 is attributable to the change in vessels and capitalized dry-docking and in prepayments on vessels. The carrying value of vessels and capitalized dry-docking increased by USD 170 million to USD 2,560 million. The addition of new tonnage amounted to a total acquisition cost of USD 285 million, consisting of five MR newbuildings and one second-hand LR2 vessel, which was previously owned by a 50% owned joint venture.

Vessels and dry-docking were not affected by the delivery to the buyers of two bulk carriers during 2010 as these were treated as held for sale in 2009. Prepayments on vessels decreased by USD 47 million to USD 227 million due to additional costs relating to vessels under construction of USD 204 million less the above-mentioned newbuilding deliveries of USD 235 million and loss on sale of newbuildings for delivery to buyers in 2011. During 2010, TORM acquired the remaining 50% of a jointly controlled entity with an LR2 vessel as its only major asset. From the date of acquisition, the assets and liabilities of the entity were consolidated line by line in the balance sheet which reduced investments in and loans to jointly controlled entities by USD 28 million. Depreciation regarding tangible fixed assets amounted to USD 141 million in 2010, against USD 133 million in 2009.

At December 31, 2010, TORM's newbuilding program comprised six MR tankers and four bulk carriers to be delivered during 2011 to 2013. Two of the bulk carriers have been sold and delivered to the new owners in 2011.

Investments in Entities, including Jointly Controlled Entities

The carrying value of the investment in and loans to jointly controlled entities was USD 83 million at December 31, 2010, compared to USD 162 million at December 31, 2009. The carrying amount was reduced by an impairment loss of USD 35 million relating to the 50% investment in FR8. Please see below and note 9 for a discussion of the impairment testing performed by Management. The share of results of jointly controlled entities in 2010 was a loss of USD 11 million, of which a loss of USD 13 million derived from FR8, against a loss of USD 2 million in 2009, of which a loss of USD 5 million derived from FR8.

The Company holds minority investments in unlisted entities with an aggregate carrying amount of USD 3 million at December 31, 2010, which is unchanged from the previous year. The carrying amount of the unlisted shares is based on the estimated fair value computed and prepared using available information.

Assessment of Impairment of Assets

During 2010, TORM continued to observe indications of potential impairment of the Company's assets in the form of a downward trend in freight rates and vessel prices. As a consequence, Management followed its usual practice of performing an impairment review every quarter and presenting the outcome to the Company's audit committee, or Audit Committee. The Audit Committee evaluates the impairment review and prepares a recommendation to the Board of Directors. The recoverable amount of the assets is reviewed by assessing the net selling price and the value in use for the significant assets within the two cash generating units, the Tanker Division and the Bulk Division, and for the 50% investment in FR8.

At December 31, 2010, Management concluded that assets in the Tanker Division and the Bulk Division were not impaired, whereas the carrying amount of the 50% investment in FR8 should be reduced by an impairment loss of USD 35 million to the calculated recoverable amount of USD 67 million.

In the assessment of the net selling price, Management included a review of market values derived as the average of three internationally recognized shipbrokers' valuations. The shipbrokers' primary input is deadweight tonnage, yard and age of the vessel. The assessment of the value in use was based on the net present value of the expected future cash flows derived from discounted cash flow calculations. The underlying assumptions for the discounted cash flow calculations are presented in note 9 to the consolidated financial statements. The key assumptions are considered to be related to future developments in freight rates and to the Weighted Average Cost of Capital, or WACC, applied as discounting factor in the calculations.

Management recognizes that the discounted cash flow calculations are sensitive to changes in the key assumptions and has assessed the sensitivities as follows:

•
Freight rates in the product tanker market and the bulk market are very volatile. Management believes that even significant short-term, i.e. one to two years, reductions in freight rates would not cause the carrying amount to exceed the recoverable amount of any of the cash generating units. However, should a permanent downward shift of 10% compared to the assumed freight rate levels occur, the carrying amount might exceed the recoverable amount of the Tanker Division, resulting in impairment of assets.

•
The calculation of WACC is not as volatile as freight rates, but if TORM's financial position became strained, it could imply an increase in the cost of capital and the risk premium on the stock, which in turn could adversely affect WACC. A change in WACC of 2% would not affect the conclusion that the assets within the Tanker Division and the Bulk Division were not impaired.

Vessel values in the product tanker market remained under pressure at the beginning of 2011, and the Company will continue to monitor developments on a quarterly basis for indications of impairment.

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

Our total assets decreased by USD 90 million in 2009 to USD 3,227 million from USD 3,317 million in 2008. The key reasons for the decrease were a decrease in freight receivables and other receivables of USD 113 million, a decrease in other financial assets, mainly comprising derivative financial instruments, of USD 33 million and a decrease in cash and cash equivalents of USD 46 million and a net increase in the carrying amount of vessels including vessels held for sale, capitalized drydocking and prepayments on vessels of USD 110 million.

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

In accordance with normal seasonal fluctuations, freight rates were relatively high at the end of 2008, but whereas rates normally do not decline until the end of the first and into the second quarter in line with a seasonal decline in oil consumption, the rates declined in 2009 to historically low levels already at the beginning of the first quarter. In second quarter, product tanker earnings were significantly lower than expected. In addition to the low oil demand, earnings were under pressure from increasing bunker costs and a large number of newbuildings which together kept rates at a very low level throughout the quarter. It was not until the end of the third quarter that the rates of the large LR1 and LR2 vessels increased as a result of increased demand for naphtha in the Asia Pacific region and exports from new refineries in India. U.S. demand for gasoline was limited, and accordingly earnings for the MR vessels were low throughout the quarter. In this negative market, the MR Pool focused on optimizing transport patterns and access to contracts of affreightment, producing earnings above the market average. Increased demand, primarily for naphtha from the Asia Pacific region, continued in the fourth quarter. This kept LR1 and LR2 rates at acceptable levels, while the continued low demand for oil products in the Western Hemisphere and a large addition of new tonnage kept MR rates at a low level throughout the quarter.

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

The table below summarizes the earnings data per quarter for the Tanker Division.

Earnings data for the Tanker Division
USD/Day	2008	2009				2009	% Change
	Full year	Q1	Q2	Q3	Q4	Full year	2008-2009
LR2/Aframax vessels
Available earning days for: *
- Owned vessels	3,546	1,076	1,090	1,101	1,082	4,349	23%
- Time chartered vessels	362	91	89	89	91	360	(1%)
TCE per earning day **	35,243	21,997	15,785	17,406	18,356	18,370	(48%)

LR1/Panamax vessels
Available earning days for: *
- Owned vessels	3,234	619	512	719	643	2,493	(23%)
- Time chartered vessels	4,165	1,245	1,244	1,116	1,382	4,987	20%
TCE per earning day **	24,204	21,755	18,491	16,514	16,516	18,284	(24%)

MR vessels
Available earning days for: *
- Owned vessels	9,530	2,669	2,673	2,865	3,006	11,213	18%
- Time chartered vessels	1,000	505	671	737	823	2,736	174%
TCE per earning day **	23,721	19,802	15,363	15,349	12,417	15,561	(34%)

SR vessels
Available earning days for: *
- Owned vessels	3,652	965	953	977	1010	3,905	7%
- Time chartered vessels	730	180	182	183	93	638	-13%
TCE per earning day **	21,135	20,963	17,483	18,378	16,894	18,446	(13%)

*Earning days are the total number of days in the period, where the vessel is ready and available to perform a voyage, i.e. is not in drydock, etc.
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

*Earning days are the total number of days in the period, where the vessels is ready and available to perform a voyage, i.e. is not in drydock, etc.
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

Vessels and Drydocking

The increase in tangible fixed assets of USD 67 million to USD 2,679 million in 2009 is attributable to the change in the number of vessels, capitalized drydocking and in prepayments on vessels and depreciations. The carrying value of vessels and capitalized drydocking increased by USD 64 million to USD 2,390 million. The addition of new tonnage amounted to a total acquisition cost of USD 266 million primarily consisting of four MR, one SR tanker newbuildings and one drybulk vessel.

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

The assessment of value in use was based on the present value of the expected future cash flows derived from discounted cash flow calculations. The underlying assumptions for the discounted cash flow calculations are presented in note 9 to our consolidated financial statements. The key assumptions are considered to be related to the future development in freight rates and to the WACC applied as a discounting factor in the calculations.

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

EFFECTS OF INFLATION

Inflation generally affects us by increasing the interest expense of floating rate indebtedness and by increasing the cost of labor, drydocking costs and other operating expenses. We do not believe inflation has had or will have a material impact on our operations. Inflationary pressures on bunker costs are not expected to have a material effect on our future operations because freight rates for voyage charters are generally sensitive to the price of a ship's fuel. A sharp rise in bunker prices tends to have only a temporary negative effect on results since freights generally adjust after prices settle at a higher level.

B.	Liquidity and capital resources

Invested capital, as defined in Item 17, increased by USD 61 million to USD 2,987 million as of December 31, 2010, from USD 2,926 million as of December 31, 2009 and USD 2,822 million as of December 31, 2008. The increase can primarily be explained by the net addition of tonnage during the year.

We monitor the equity adequacy using gearing ratios, primarily the equity ratio, which is equity divided by total assets. Our policy is to maintain the equity ratio above 30% both when executing short-term business activities and when considering strategic initiatives and planning long-term investments. As of December 31, 2010 the equity ratio was 34% compared to 39% as of December 31, 2009 and 39% as of December 31, 2008.

Equity decreased by USD 132 million in 2010 to USD 1,115 million as at December 31, 2010 from USD 1,247 million in 2009. The decrease in equity was mainly due to the loss for the year of USD 135 million.

The payment of the Company's obligations under loan agreements, along with the payment of charter hire for chartered-in vessels and all other commitments that TORM has entered into, are paid out of the cash generated by the Company. Total cash and cash equivalents amounted to USD 120 million at the end of 2010 compared to USD 122 million at the end of 2009 and USD 168 million at the end of 2008, resulting in a net decrease in cash and cash equivalents for the year of USD 2 million compared to a net decrease of USD 46 million in 2009 and a net increase of USD 63 million in 2008.

The primary sources of the cash flow were proceeds from the sale of vessels and additional borrowings, which contributed a total of USD 408 million in cash.

The cash flows were primarily used to finance the acquisition of further additions to the fleet and to repay mortgage debt and bank loans, which required a total of USD 413 million in cash.

Our operations generated a cash outflow of USD 1 million in 2010 compared to an inflow of USD 116 million in 2009 and a cash inflow of USD 385 million in 2008. In addition, we invested USD 254 million in tangible fixed assets during 2010, primarily comprising the deliveries under the newbuilding program, compared to USD 289 million in 2009 and USD 378 million in 2008. In 2010, we generated USD 64 million in cash flow from the sale of non-current assets, primarily vessels, compared to USD 78 million in 2009 and USD 169 million in 2008. We did not generate any significant cash flows from the sale of equity interests and securities in 2010 or 2009, whereas we generated a cash inflow of USD 17 million from the sale of equity interests and securities during 2008.

The total cash inflow from financing activities amounted to USD 186 million compared to a cash inflow of USD 37 million in 2009 and a cash outflow of USD 59 million in 2008. Additional borrowings generated inflow of USD 345 million which was primarily used for the repayment on mortgage debt and bank loans amounting to USD 159 million and for the financing of the newbuilding program. We did not pay any dividends to our shareholders during 2010.

As of December 31, 2010, we had entered into credit agreements with leading banks with a total commitment of USD 2,204 million of which USD 1,973 million was drawn. At the end of 2009 and 2008, we had commitments of USD 2,132 million and USD 2,220 million, respectively, of which USD 1,781 million was drawn in 2009 and USD 1,723 million was drawn in 2008. Of the total borrowings of USD 1,973 million, USD 1,845 million compared to USD 1,642 million in 2009 and USD 1,573 million in 2008 carried variable interest. The credit agreements are dedicated to the financing of new tonnage and to the ongoing financing of some of the existing vessels.

For the 10 vessels in the newbuilding program compared to 16 vessels in 2009 and 20 vessels in 2008, payments corresponding to approximately 48% compared to 37% in 2009 and 28% in 2008 of the aggregate contract price have been made. The total outstanding contractual commitment under the newbuilding program amounted to USD 258 million as of December 31, 2010 compared to USD 455 million in 2009 and USD 686 million in 2008.

TORM has a range of initiatives, including new debt and refinancing of debt maturities, which will add to our amount of available funding. Based hereon and the planned investments and projected operating cash flows in the next 12 months, we believe that we have sufficient cash flow to meet operating requirements and cash flow obligations.

For further disclosure and discussion of our contractual obligations please refer to Item 10C and Notes 16, 19, 20 and 21 to the consolidated financial statements.

C.	Research and development, patents and licenses, etc.

Not Applicable.

D.	Trend information

Expectations for 2011

For 2011, TORM forecasts a loss before tax of USD 100 to 125 million. As 30,949 earning days or 76% of the earning days in 2011 were unfixed at year-end 2010, a change in freight rates of USD/day 1,000 would impact profit before tax by USD 31 million. The forecast for 2011 includes a loss of USD 6 million from the sale of the MR product tanker, Faja de Oro. The loss was recognized in the first quarter of 2011 upon delivery of the vessel to the new owner.

Our financial result is primarily dependent on the balance between supply and demand for product tankers and dry bulk vessels.

As of December 31, 2010, 16% of the total earning days in the tanker division had been covered for 2011 at an average rate of USD/day 16,103 against 31% at an average of USD/day 19,898 at the same time in 2009.

As of December 31, 2010, 73% of the total earning days in the bulk division had been covered for 2011 at an average rate of USD/day 16,896 against 71% at an average of USD/day 18,100 at the same time in 2009.

The most important factors for TORM's earnings in 2011 are:

•	Economic growth in the world economies

•	Consumption of refined oil products

•	Oil trading activity and developments in tons/mile

•	Commodities transport, in particular iron ore, coal and to some extent grain

•	Fleet growth from addition of vessels, scrapping of vessels and delays to deliveries from the vessel order book

•	One-off market shaping events such as strikes, embargoes, blockage of waterways, instability in the oil exporting countries, weather conditions, breakdown of refineries, etc.

•	Potential difficulties of major business partners

Tanker Division

2011 is expected to be a challenging year, as the product tanker market is still recovering from the tonnage influx in 2008-2010, which has led to a situation with ample tonnage supply. Going forward, TORM expects that increasing oil consumption and reduced tonnage additions will gradually improve market conditions.

Scrapping of existing tonnage and possible postponement of newbuildings may impact rates positively. TORM generally expects rates to recover gradually over the year and to be higher than in both 2009 and 2010.

Bulk Division

TORM expects that the dry bulk market in 2011 will be negatively impacted by the significant influx of new tonnage across segments. The freight rates are expected to remain volatile due to the tonnage influx and the dry bulk market's significant dependency on china coupled with the seasonal demand fluctuations.

TORM expects to expand its dry bulk business to become an integrated freight service provider to primarily industrial customers. A new approach where contracts of affreightments will be complemented by chartering in of tonnage.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

We have various contractual obligations and commercial commitments to make future payments including debt agreements, lease obligations and purchase commitments. The following table summarizes our future obligations under these contracts due by period as of December 31, 2010:

USD million	2011	2012	2013	2014	2015	There-after	Total
Long-term debt (1)	211.3	207.7	834.4	192.7	131.6	384.0	1,961.7
Interest payments fixed by interest rate swaps (3)	19.3	23.0	13.1	4.7	1.6	0.4	62.1
Estimated variable interest payments (4)	43.2	30.0	24.0	18.9	16.7	27.4	160.2
Finance lease liabilities	2.0	2.2	2.4	2.6	2.9	20.9	33.0
Interest element finance lease	2.9	2.7	2.5	2.3	2.0	2.8	15.2
Chartered-in Vessels (incl. vessels not delivered) (Operating leases)	269.2	237.8	191.1	164.4	116.6	158.3	1,137.4
Newbuilding installments (Purchase Obligations) (2)	164.7	84.9	8.5	0.0	0.0	0.0	258.1
Other operating leases	6.9	6.7	6.5	4.9	1.5	1.7	28.2
Total	719.5	595.0	1,082.5	390.5	272.9	595.5	3,655.9

(1)	Debt payments could be accelerated upon violation of debt covenants. We are in compliance at December 31, 2010 and we believe the likelihood of a debt covenant violation is remote.

(2)	Debt financing will provide an estimated 60%-70% of the newbuilding installments.
(3)	Actual fixed rates according to interest rate swaps are used for the covered interest payments. Please refer to Item 11 for further information.
(4)	Variable interest payments are estimated based on a 3.0% net interest rate including margin.

Our Fleet – Illustrative Comparison of Possible Excess of Carrying Amounts Over Estimated Charter-Free Market Value of Certain Vessels

In "Item 5–Critical Accounting Estimates and Judgments–Carrying Amounts of Vessels," we discuss our policy for impairing the carrying amounts of our vessels.  During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes.  As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below the carrying amounts of those vessels, even though we would not impair those vessels' carrying amounts under our accounting impairment policy, due to our belief that the discounted future cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts.

Our estimates of basic market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind.  Our estimates are based on information available from various industry sources, including:

•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;

•	news and industry reports of similar vessel sales;

•	news and industry reports of sales of vessels that are not similar to our vessels where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;

•	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;

•	offers that we may have received from potential purchasers of our vessels; and

•
vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

As we obtain information from various industry and other sources, our estimates of basic market value are inherently uncertain.  In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future basic market value of our vessels or prices that we could achieve if we were to sell them.

The tables set forth below indicates (i) the carrying amount of each of our vessels as of December 31, 2010, and (ii) which of our vessels we believe has a basic charter-free market value that is lower than the vessel's carrying amount.

	Dwt	Year Purchased	Carrying Value (USD million)
Tanker Vessels
TORM HELENE	99,999	1997	23	*
TORM KRISTINA	105,001	1999	34	*
TORM GUDRUN	101,122	2000	33	*
TORM INGEBORG	99,999	2003	33
TORM VALBORG	99,999	2003	33

	Dwt	Year Purchased	Carrying Value (USD million)
TORM MARGRETHE	109,672	2006	34
TORM MARIE	109,672	2006	34
TORM MARGIT	109,672	2007	35
TORM METTE	109,672	2007	35
TORM MARINA	109,672	2007	54	*
TORM MARIANNE	110,000	2008	39
TORM MAREN	110,000	2008	56	*
TORM MATHILDE	110,000	2008	57	*
TORM SARA	72,718	2003	39	*
TORM ESTRID	74,999	2004	26
TORM EMILIE	74,999	2004	38	*
TORM ISMINI	74,999	2004	26
TORM SIGNE	72,718	2005	41	*
TORM SOFIA	72,718	2005	41	*
TORM VENTURE	74,999	2007	32
FAJA DE ORO II	44,999	1995	17	*
POTERO DEL LLANO II	47,165	1999	22	*
TORM GUNHILD	44,999	1999	17
TORM ANNE	44,990	1999	18	*
TORM NECHES	47,052	2000	38	*
TORM CLARA	45,999	2000	34	*
TORM CECILIE	44,946	2001	32	*
TORM AMAZON	47,275	2002	40	*
TORM SAN JACINTO	47,038	2002	40	*
TORM MARY	45,990	2002	19
TORM VITA	45,940	2002	19
TORM CAROLINE	44,946	2002	34	*
TORM GERTRUD	45,940	2002	20
TORM GERD	45,940	2002	21
TORM THYRA	45,990	2003	21
TORM FREYA	45,990	2003	21
TORM MOSELLE	47,024	2003	43	*
TORM ROSETTA	47,015	2003	42	*
TORM CAMILLA	44,990	2003	29	*
TORM CARINA	44,990	2003	29	*
TORM HORIZON	46,955	2004	45	*

	Dwt	Year Purchased	Carrying Value (USD million)
TORM HELVIG	44,990	2005	35	*
TORM RAGNHILD	44,990	2005	36	*
TORM THAMES	47,035	2005	48	*
TORM KANSAS	46,922	2006	47	*
TORM REPUBLICAN	46,893	2006	47	*
TORM PLATTE	46,920	2006	47	*
TORM LAURA	52,000	2008	43	*
TORM LENE	52,000	2008	43	*
TORM LOTTE	52,000	2009	43	*
TORM LOUISE	52,000	2009	44	*
TORM LILLY	52,000	2009	44	*
TORM LANA	52,000	2009	45	*
TORM ALICE	50,500	2010	46	*
TORM ASLAUG	50,500	2010	46	*
TORM ALEXANDRA	50,500	2010	46	*
TORM AGNETE	50,500	2010	46	*
TORM ALMENA	50,500	2010	46	*
TORM MADISON	35,828	2000	33	*
TORM TRINITY	35,834	2000	34	*
TORM RHONE	35,751	2000	33	*
TORM CHARENTE	35,751	2001	34	*
TORM OHIO	37,274	2001	34	*
TORM LOIRE	37,106	2004	41	*
TORM GARONNE	37,178	2004	41	*
TORM SAONE	37,106	2004	41	*
TORM FOX	37,006	2005	43	*
TORM TEVERE	36,990	2005	43	*
TORM GYDA	37,000	2009	47	*

Total Tanker	4,113,877		2.520

Drybulk Vessels
TORM ANHOLT	74,195	2004	19
TORM BORNHOLM	75,912	2004	21

Total Drybulk	150,107	40

TOTAL VESSELS	4,263,984	2,560

_______________________________

*
Indicates tanker vessels for which we believe, as of December 31, 2010, the basic charter-free market value is lower than the vessel's carrying amount.  We believe that the aggregate carrying amount of these vessels exceeds their aggregate basic charter-free market value by approximately $549 million.  The aggregate amount represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold or held for sale all of such vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy.  For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values. However, we are not holding our vessels for sale, except as otherwise noted in this report.

We evaluate the carrying amounts of the vessels to determine if events have occurred that would require a modification of their carrying amounts. The valuation of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered.  The review for potential impairment indicators and projection of future undiscounted and discounted cash flows related to the vessels is complex and requires us to make various estimates including future freight rates, earnings from the vessels and discount rates.  If the estimated future cash flow or related assumptions in the future experience change, an impairment of vessels may be required.  The underlying assumptions for the discounted cash flow calculations are presented in note 9 to the consolidated financial statements.  We refer you to the risk factor entitled "Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels, which may adversely affect our earnings" and the discussion herein under the headings "Item 4.B. Business Overview—Comparison of the Year Ended December 31, 2010 and the Year Ended December 31, 2009—Assessment of Impairment of Assets" and "Item 5—Critical Accounting Estimates and Judgments—Carrying Amounts of Vessels".

In addition, TORM's newbuilding program, as of December 31, 2010, comprised six MR tankers and four bulk carriers to be delivered during 2011 to 2013.  We believe that, as of December 31, 2010, the aggregate of the carrying amount and the outstanding payments relating to the newbuilding contracts exceeds their aggregate market value by approximately $97 million.

Our Fleet – Illustrative Comparison of Possible Excess of Estimated Charter-Free Market Value Over Carrying Amounts of Certain Vessels

The table set forth below indicates each vessel in our Tanker Division and Bulk Division, for which we believe, as of December 31, 2010, the basic charter-free market value is higher than the vessel's carrying amount.

	Dwt	Year Purchased	Carrying Value (USD million)
Tanker Division
TORM INGEBORG	99,999	2003	33
TORM VALBORG	99,999	2003	33
TORM MARGRETHE	109,672	2006	34
TORM MARIE	109,672	2006	34
TORM MARGIT	109,672	2007	35
TORM METTE	109,672	2007	35

	Dwt	Year Purchased	Carrying Value (USD million)
TORM MARIANNE	110,000	2008	39
TORM ESTRID	74,999	2004	26
TORM ISMINI	74,999	2004	26
TORM VENTURE	74,999	2007	32
TORM GUNHILD	44,999	1999	17
TORM MARY	45,990	2002	19
TORM VITA	45,940	2002	19
TORM GERTRUD	45,940	2002	20
TORM GERD	45,940	2002	21
TORM THYRA	45,990	2003	21
TORM FREYA	45,990	2003	21
Total	1,294,472		465

Bulk Division
TORM ANHOLT	74,195	2004	19
TORM BORNHOLM	75,912	2004	21
Total	150,107		40

We believe that, as of December 31, 2010, the aggregate basic charter-free market value of the above listed vessels in our Tanker Division and Bulk Division exceeds their aggregate carrying amount by approximately $131 million and $33 million, respectively.  The aggregate amounts represent the approximate analysis of the amount by which we believe we would have to increase our net income if we sold all of such vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy.  For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values.

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

There were no impairments of vessels in 2008, 2009 and 2010.

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

Changes in Accounting Policies

We have implemented the following standards and changes to standards in the annual report for 2010:

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

In addition, TORM implemented a number of smaller changes and clarifications issued by IASB during 2009 including changes to IFRS 2, IFRS 5, IFRS 8, IAS 1, IAS 7, IAS 17, IAS 38 and IAS 39.

The implementation of the standards and changes to standards did not affect TORM's accounting policies. However, future business combinations will be affected by the revised IFRS 3.

Accounting Standards and Interpretations Not Yet Adopted

IASB has issued the following interpretations and changes to standards which have not yet been adopted:
•	Amendment to IAS 24 "Related Party Disclosures" revising the definition of related parties. The amendment is not expected to affect TORM.
•	Amendment to IAS 32 "Financial Instruments: Presentation". The amendment is not expected to affect TORM.
•	IFRIC 19 "Extinguishing Financial Liabilities with Equity Instruments". The interpretation is not expected to affect TORM.
•	A number of smaller changes and clarifications during 2010 as part of the improvement project, including changes to IFRS 1, IFRS 3, IFRS 7, IAS 1, IAS 27 and IAS 34.

We will implement these changes when they become effective in 2011 and 2012.

Furthermore, IASB has issued the following standards and changes to standards which become effective on or after 1 January 2011 but have not yet been adopted by the EU:
•	Amendments to IFRS 1 "First Time Adoption of International Financial Reporting Standards: Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters".
•	Amendment to IFRS 7 "Financial Instruments – Disclosures" relating to transfers of financial assets.
•	IFRS 9 "Financial Instruments - Classification and Measurement". The standard is the first phase in the replacement of IAS 39.
•	Amendment to IAS 12 "Income Taxes": "Deferred Tax: Recovery of Underlying Assets".

We expect that the implementation of these standards and changes to standards will not materially affect the Company's financial statements.

RECENT DEVELOPMENTS

At the end of 2010 TORM sold two newbuild Kamsarmax dry bulk vessels and an older product tanker to their new owners.

TORM has in the second quarter of 2011 agreed to defer two MR newbuildings with delivery in 2012, which are deferred by eight months and two years respectively, so they are now expected to be delivered in the first quarter of 2013 and third quarter of 2014 respectively.

TORM has in the second quarter of 2011 entered into a sale and leaseback arrangement regarding the product tanker vessel TORM Margrethe. TORM will receive an upfront payment of USD 46 million and lease the vessel back for a 7 year period on a bareboat charter. The transaction will be treated as a sale with an accounting profit of USD 8 million.

TORM has in the second quarter of 2011 entered into a sale and leaseback arrangement regarding the product tanker vessel TORM Marie. TORM will receive an upfront payment of USD 46 million and lease the vessel back for a 7 year period on a bareboat charter. The transaction will be treated as a sale with an accounting profit of USD 7 million.

In April 2011 TORM announced plans to raise approximately USD 100 million of new share capital through a fully underwritten discounted rights issue. The rights issue is expected to be launched in the second half of 2011.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Set forth below are the names, ages and positions of our directors and executive officers.

Name	Age	Position
Board of Directors:
Niels Erik Nielsen	63	Chairman of the Board
Christian Frigast	59	Deputy Chairman of the Board
Jesper Jarlbæk	55	Director
Niels Peter Abildgaard Nielsen	46	Director
Gabriel Panayotides	56	Director
Angelos Papoulias	56	Director
Stefanos-Niko Zouvelos	55	Director
Rasmus Johannes Hoffman	34	Director
Kari Millum Gardarnar	59	Director

Management:
Jacob Meldgaard	42	Chief Executive Officer
Roland M. Andersen	43	Chief Financial Officer

Biographical information with respect to each of our directors and executives is set forth below.

Niels Erik Nielsen has been Chairman of our Board of Directors since April 25, 2002. Prior to that Mr. Nielsen was the Deputy Chairman of our Board of Directors from September 26, 2000. Mr. Nielsen is also a partner with the Danish law firm, Advokatfirma Lett. He is a member of the Company's remuneration committee and a member of the Board of Directors of several Danish companies, including Ambu A/S, Charles Christensen A/S, Danica-Elektronik A/S, Gammelrand Holding A/S, InterMail A/S, MK af 2010 A/S, Pele Holding A/S, P.O.A. Ejendomme A/S, Satair A/S, SCF-Technologies A/S and Weibel Scientific A/S. Mr. Nielsen holds a Master's of Law degree from the University of Copenhagen.

Christian Frigast has been a director of the Company since September 26, 2000 and Deputy Chairman since April 25, 2002. He is a member of the Audit Committee and remuneration committee. Mr. Frigast is the managing director of Axcel A/S, a Danish investment company. He also serves as a member of the Board of Directors of numerous companies including Axcel Management A/S, Noa Noa A/S, Pandora A/S and Royal Scandinavia A/S. Mr. Frigast holds a Master's of Science degree in Economy from the University of Copenhagen.

Jesper Jarlbaek has been a director of the Company since April 2009 and a member of the Audit Committee since May 2009. Mr. Jarlbaek serves as a member of the Board of Directors of numerous companies including Advis A/S and Cimber Sterling Group A/S. Mr. Jarlbaek is a State Authorized Public Accountant and holds a B.Sc. in accounting from Copenhagen Business School.

Niels Peter Abildgaard Nielsen has been a director of the Company since April 2007. Mr. Abildgaard is employed by the Company as Vice President of Global Operations and has been with the Company since 1987. He has been elected by the employees of the Company to our Board of Directors.

Gabriel Panayotides has been a director of the Company since September 2000 and a member of the remuneration committee since May 2009. Since February 1998, Mr. Panayotides has also been Chairman of the Board of Directors of Excel Maritime Ltd., a publicly-traded shipping company with shares traded on the New York Stock Exchange. Mr. Panayiotides has been engaged in the ownership and management of ocean going vessels since 1978. He sits on the Greek Committee of Classification Society Bureau Veritas and Lloyd's Register of Shipping. He holds a Bachelors degree from the Piraeus University of Economics.

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

Rasmus Johannes Hoffman has been a director of the Company since April 2011. Mr. Hoffmann is employed by the Company as Chief Engineer and has been with the Company since 2003. He has been elected by the employees of the Company to our Board of Directors.

Kari Millum Gardarnar has been a director of the Company since April 2011. Mr. Gardanar is employed by the Company as Master and has been with the Company from 1975 to 1986 and since 1990. He has been elected by the employees of the Company to our Board of Directors.

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

The following individuals are no longer directors of the Company but served as directors of the Company during the 2010 year.

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

Bo Jagd has been a director of the Company since April 2008 and is a member of the Audit Committee. Mr. Jagd was Managing Director and Chief Executive Officer of Danish Ship Finance A/S from 1992 to April 2008. He also serves a board member in Mermaid Asset Management Fondsmæglerselskab A/S and Molslinien A/S. Prior to that he held senior positions in banking in Denmark, UK and Singapore. Mr. Jagd holds a degree in Business Finance from Copenhagen Business School and is a member of the Audit Committee. His Special competencies are in: finance, risk management, financial analysis, general management, corporate governance.

B.	Compensation

In 2010, we incurred compensation expenses of USD 0.9 million for the Board of Directors and USD 17.1 million for our executives including the value of expensed share-based compensation. We have not set aside any amounts to provide pension, retirement or similar benefits to our directors and executive officers. For a description of our stock option plan please refer to "Incentive scheme" below. The members of Management are, in the event of termination by the Company, entitled to a severance payment of up to 24 months' salary. The pension age for members of Management is 62.

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

Committees of the Board of Directors

On July 31, 2005, we established the Audit Committee, which adopted an audit committee charter in compliance with Nasdaq's corporate governance rules, except for the exemptions noted below.  The Audit Committee is comprised of three independent members of our Board of Directors, and is responsible for reviewing our accounting controls and recommending to the Board of Directors the engagement of our outside auditors.  The members of the Audit Committee are Messrs. Christian Frigast and Bo Jagd.  In May 2009, the Board decided to expand the Audit Committee to comprise three independent members and Mr. Jesper Jarlbæk was elected. In addition, we have established a remuneration committee that is comprised of four independent members of our Board of Directors which are responsible for establishing executive officers' compensation and benefits.  The members of our compensation committee are Messrs. Niels Erik Nielsen, Christian Frigast and Stefanos-Niko Zouvelos. In May 2009, the Board decided to expand the remuneration committee to comprise four independent members and Mr. Gabriel Panayotides and was elected.

D.           Employees

The numbers of employees we employed, on average, for the previous three fiscal years, are as follows:

	2008	2009	2010
Land-based employees
Denmark	148	171	171
Other	147	141	137
Total	295	312	308
Seafarers (officers)	262	270	225
Total employees	557	582	533

In 2008 approximately 98 of our employees were employed in administrative positions; this figure rose to 108 in 2009 and to 108 in 2010. The majority of the staff on vessels owned by our subsidiaries and associated companies are not employed by us.

E.           Share ownership

The following table sets forth information as of April 30, 2011 regarding the total amount of capital stock owned by our officers and directors on an individual basis:

Name	Position	Shares (Nom. Hold.)	Share options (Nom. Hold.)
Niels Erik Nielsen	Chairman of the Board	5,360	0
Christian Frigast	Deputy Chairman of the Board	5,704	0
Stefanos-Niko Zouvelos	Director	100	0
Niels Peter Abildgaard Nielsen	Director	168	*
Gabriel Panayotides	Director	48,864	0
Jesper Jarlbæk	Director	11,750	0
Angelos Papoulias	Director	500	0
Kari Millum Gardanar	Director	492	*
Rasmus Johannes Hoffmann	Director	430	*
Jacob Meldgaard	CEO	100,000	336,034
Roland M. Andersen	Chief Financial Officer	10,449	465,989

*      The person beneficially holds share options less than one percent of our common shares.

Incentive scheme

In 2010, a share option based incentive scheme was established for 39 employees including the executive Management, members of the management group and certain key employees. The Board of Directors is not included in the program. The program comprises share options only and aims at incentivizing the participants to seek to improve the results of the Company and thereby the value of the Company, i.e. the share price, to the mutual benefit of themselves and the shareholders of TORM.

The share options can be granted in 2010, 2011 and 2012, and each year the share options are granted at the discretion of the Board of Directors in accordance with criteria determined by the Board of Directors. The share options vest in connection with the publication of the annual report in the third calendar year following the grant. Vested share options may be exercised from the vesting date until the publication of the annual report in the sixth year from the grant.

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

B.           Related party transactions.

Niels Erik Nielsen, Chairman of the Board of Directors, was a practicing partner in the law firm Bech-Bruun until January 1, 2011. Other partners in Bech-Bruun have rendered legal assistance during the financial year as one of a number of law firms. The firm's fee of USD 0.4 million (2009: USD 0.3 million) is based upon the amount of time spent by the firm.

Stefanos-Niko Zouvelos, member of the Board of Directors, is General Manager of Beltest Shipping Company Limited. TORM has during the year paid less than USD 0.1 million (2009: USD 4.9 million) to an entity owned by Beltest Shipping Company Limited under a time charter agreement involving one product tanker vessel. TORM has during the year served as commercial and technical manager for that product tanker for which TORM has received commissions and fees of USD 0.2 million (2009: 0.0 million).

Jesper Jarlbæk, member of the Board of Directors, is chairman of the Board of Directors in Basico Consulting A/S. TORM has used Basico Consulting A/S for consulting services in 2010 and paid USD 0.3 million (2009: USD 0.4 million) based upon the amount of time spent by the firm.

Angelos Papoulias, member of the Board of Directors, is director of Investments & Finance Ltd. TORM has used Investments & Finance Ltd. for consulting services in 2010 and paid USD 0.2 million (2009: USD 0.1 million) based upon the amount of time spent by the firm.

There have been no other transactions with such parties since January 1, 2010.

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

The average daily trading volume may not be indicative of actual trading volumes and liquidity. Please also refer to "Risk Factors - There may be no active public market for you to resell our ADSs." For the previous five full years:

	2006	2007	2008	2009	2010
Low (DKK)	116.50	172.00	55.00	42.70	34.70
High (DKK)	201.75	239.75	183.00	72.00	67.50
Average Daily Volume (No)	327,508	306,668	223,943	207,464	201,259
The offer and listing details are adjusted in accordance with the stock split as of May 23, 2007.

For the previous two full years and subsequent periods, by quarter:

2009	1st quarter	2nd quarter	3rd quarter	4th quarter
Low (DKK)	42.80	42.70	47.10	48.90
High (DKK)	72.00	62.00	56.50	56.00
Average Daily Volume (No)	161,869	252,122	211,709	203,191

2010	1st quarter	2nd quarter	3rd quarter	4th quarter
Low (DKK)	51.00	42.20	39.92	34.70
High (DKK)	67.50	64.50	49.03	43.19
Average Daily Volume (No)	270,880	231,078	121,880	188,890

For the previous six months:

	December	January	February	March	April
	2010	2011	2011	2011	2011
Low (DKK)	36.20	38.51	36.62	27.85	29.00
High (DKK)	43.01	42.50	39.62	38.80	32.83
Average Daily Volume (No)	235,339	140,696	79,128	250,801	107,562

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

	2006	2007	2008	2009	2010
Low (USD)	19.34	30.98	9.73	7.75	5.98
High (USD)	36.20	45.65	37.25	12.87	13.50
Average Daily Volume (No)	6,274	14,506	31,699	22,189	16,692

The offer and listing details are adjusted in accordance with the share stock in May 2007.

For the previous two full years and subsequent periods, by quarter:

2009	1st quarter	2nd quarter	3rd quarter	4th quarter
Low (USD)	7.75	7.79	9.12	9.71
High (USD)	12.87	11.80	10.90	11.32
Average Daily Volume (No)	26,670	29,549	24,914	21,667
2010	1st quarter	2nd quarter	3rd quarter	4th quarter
Low (USD)	9.85	7.04	6.85	5.98
High (USD)	13.50	11.47	8.31	7.99
Average Daily Volume (No)	16,692	23,914	8,476	13,122

For each of the previous six months:

	December	January	February	March	April
	2010	2011	2011	2011	2011
Low (USD)	6.36	6.94	6.71	4.82	5.47
High (USD)	7.65	7.69	7.31	7.17	6.49
Average Daily Volume (No)	14,111	8,549	6,845	25,787	5,701

D.           Selling Shareholders

Not Applicable.

E.           Dilution

Not Applicable.

F.           Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.           Share capital.

Not Applicable.

B.           Memorandum and Articles of Association.

This section summarizes the material provisions of our Articles of Association, including rights of holders of our shares. The description is only a summary and does not describe everything that our Articles of Association contain. A copy of our Articles of Association was filed with the Securities and Exchange Commission on a Form 6-K filed on April 15, 2011 as Exhibit 3.1.

Our Articles of Association provide that our principal objectives are

•	to carry out business within shipping, chartering and other transport services;

•	to make investments, including in real estate; and

•	to carry on such other business as determined by the Board of Directors to be consistent with such objectives.

The Rules of Procedure that govern our Board of Directors prohibit a director from participating in the consideration of business regarding agreements in which the director is a participant or in which the director has a material interest. Any agreements between us and a director or between us and a third party in which a director has an interest must be approved by the Board of Directors. The Rules of Procedure also provide that a director shall retire at the first general meeting following the director's 65th birthday.

Our Articles of Association also contain the following provisions:

•	our Board of Directors shall receive a fixed stipend, which shall be set by the Board of Directors and approved by the shareholders during the annual general meeting;

•	any dividend payable to a shareholder which remains unclaimed after three years shall accrue to us;

•	each common share shall have the right to one vote;

•	directors are elected for one-year terms, after which they are entitled to be re-elected;

•	there are no redemption rights; and

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

NEWBUILDING CONTRACTS

As per April 30, 2011, we have two contracts with Tsuneishi Zhoushan Shipyard, China, each for the construction of a Kamsarmax 82,100 dwt bulk carrier. Delivery of the bulk carriers is scheduled between December 2012 and January 2013. We have four contracts with Guangzhou Shipyard, China, each for the construction of a 52,500 dwt MR product tanker, which are scheduled for delivery between November 2011 and May 2014.

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

On December 22, 2006, the Company entered into a USD 500.0 million revolving credit facility with Nordea Bank Denmark A/S, Deutsche Bank AG, HSH Nordbank AG and Handelsbanken to assist in the financing of future vessels. The interest rate is a variable rate based upon LIBOR. As security for our obligations under the debt instrument, we have granted a first priority mortgage, registered over and against the relevant vessels. The loan is due to be repaid in 2016.

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

On November 27, 2009, the Company entered into a USD 167.3 million credit facility with Société Générale, Bank of China Limited and Sinosure  to assist in the financing of six newbuildings. The interest rate is a variable rate based upon LIBOR. As security for our obligations under the debt instrument, we have granted a first priority mortgage, registered over and against the six vessels.  The loan has an 10 year tenor and is due to be repaid between 2020 and 2022.

On February 1, 2010, the Company entered into a USD 170.0 million credit facility with Import Export Bank of China to assist in the financing of six newbuildings. The interest rate is a variable rate based upon LIBOR. As security for our obligations under the debt instrument, we have granted a first priority mortgage, registered over and against the six vessels.  The loan has an 8 year tenor and is due to be repaid between 2018 and 2020.

On December 20, 2010, TSK 065 Pte. Ltd. and TSK 066 Pte. Ltd., companies wholly owned by TORM Singapore Pte. Ltd, entered into a USD 58.8 million credit facility with China Construction Bank and Sinosure to assist in the financing of two newbuildings. The interest rate is a variable rate based upon LIBOR. As security for our obligations under the debt instrument, we have granted a first priority mortgage, registered over and against the two vessels.  The loan has a 10 year tenor and is due to be repaid between 2022 and 2023.

D.           Exchange controls.

None.

E.           Taxation.

The following discussion is a summary of the material Danish and U.S. federal income tax considerations relevant to an investment decision by a U.S. Holder and a Non-U.S. Holder, as defined below, in our American Depository Shares, or ADSs, as evidenced by American Depository Receipts. This discussion does not purport to deal with the tax consequences of owning ADSs to all categories of investors, some of which, such as dealers in securities and investors whose functional currency is not the U.S. dollar, may be subject to special rules. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of ADSs.

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

Individual shareholders

Dividends paid to individuals are taxed as share income. Individual shareholders are taxed of received dividend with 28% of an amount up to DKK 48,300 and 42% of the amount exceeding DKK 48,300. In both cases the threshold doubles, i.e. to DKK 96,600 for married couples living together by the end of the income year. The threshold is adjusted on a yearly basis and includes all dividends and gains on shares received in a year.

The said amounts include all share income for the individual or couple in the income year.

At the time of the payment of the dividend, TORM normally withhold 28% dividend tax.

Corporate shareholders

Regardless of the owner period, companies which own at least 10% of TORM can receive dividend tax exempt. Companies which own less than 10% are taxed of the dividend with 25%.

Special rules apply to certain holding companies to prevent avoidance of the 10 percent requirement. These rules are not elaborated on.

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

The election is binding for a ten-year period and, accordingly, we will be covered by the tonnage tax system at least until 2010. A re-election of a new tonnage tax period (2011 – 2020) should have been made no later than June 30, 2010, corresponding to the deadline of the filing of the 2010 statement of joint taxation. However, since TORM, as of June 1, 2007, became consolidated with a number of companies which at the time of consolidation conducted shipping business, the ten-year period was expanded up to and inclusive of 2016. Hence the need of a re-election will be postponed until 2016.

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

In accordance with Danish accounting principles, the provision for deferred tax that existed at the date of enactment was released to income in 2002, which was in accordance with shipping industry practice in Denmark. However, TORM changed its accounting policies in 2005 to comply with IFRS and in order to align the accounting under IFRS deferred tax assets and liabilities are recorded in the balance sheet. As of December 31, 2010, the Company carried a deferred tax liability of USD 54 million in the balance sheet. The 2010 income tax has preliminarily been estimated to USD 1.3 million.

Prior to 2010 a complaint regarding the assessment for 2001 to 2005 was filed under the National Tax Tribunal. In July 2009 the National Tax Tribunal recommended their view on the years 2001 – 2004. As 2005 consist of the same issues we expect the 2005 tax assessments to be recommended in the same way. The main difference between the assessment of the Danish tax authorities and the National Tax Tribunal is that the National Tax Tribunal considers a share portfolio to qualify as assets which are not part of the Tonnage Tax Regime. Due to the recommendations TORM decided during 2010 to revoke the cases.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following are the material U.S. federal income tax consequences to us with regard to our operations and to U.S. Holders and Non-U.S. Holders, each as defined below, with regard to the ownership of our ADSs. The following discussion of U.S. federal income tax matters is based on the Internal Revenue Code of 1986, as amended, which we refer to as the "Code," judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, which we refer to as the "Treasury Regulations," all as they exist on the date hereof and all of which are subject to change, possibly with retroactive effect. In addition, the discussion is based, in part, on the description of our business in this Annual Report and assumes that we conduct our business as described herein.

References in the following discussion to "we," "us," "our" and "TORM" are to TORM A/S and its subsidiaries on a consolidated basis. For purposes of the discussion below, U.S. Holders and Non-U.S. Holders of ADSs generally will be treated as the owners of the common shares of TORM represented by the ADSs.  In the following discussion, the U.S. Internal Revenue Service is referred to as the "IRS."

U.S. Federal Income Taxation Of Our Company

We anticipate that substantially all of our gross income will be derived from the use and operation of vessels in international commerce and that this income will principally consist of freights from the transportation of cargoes, hire or lease income from voyage, time or bareboat charters and the performance of services directly related thereto, which we refer to as "shipping income." Unless exempt from U.S. federal income taxation under Section 883 of the Code or under Article 8 of the U.S.-Denmark Income Tax Treaty, we will be subject to U.S. federal income taxation, in the manner discussed below, to the extent our shipping income is considered for U.S. federal income tax purposes to be derived from sources within the United States.

Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered for U.S. federal income tax purposes to be 50% derived from sources within the United States. Shipping income attributable to transportation that both begins and ends in the United States will be considered to be 100% derived from sources within the United States. We are not permitted by law to engage in transportation that gives rise to 100% U.S. source shipping income.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any U.S. federal income tax.

 Exemption Under Section 883 of the Code

Under Section 883 of the Code and the Treasury Regulations promulgated thereunder, or "Section 883," TORM and each subsidiary that derives U.S. source shipping income will qualify for exemption from U.S. federal income tax under Section 883 in respect of such shipping income if, in relevant part:

•
TORM and each subsidiary is organized in a "qualified foreign country" which, as defined, is a foreign country that grants an equivalent exemption from tax to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883, which we refer to as the "country of organization requirement"; and

•
more than 50% of the value of the stock of TORM and each subsidiary is owned, directly or indirectly, by individuals who are "residents" of qualified foreign countries, or "qualified shareholders" which we refer to as the "ownership requirement."

Since the IRS has recognized Denmark, the country of incorporation of TORM, and each of the countries of incorporation of TORM's subsidiaries as a qualified foreign country in respect of the shipping income for which exemption is being claimed under Section 883, TORM and each subsidiary satisfy the country of organization requirement.

In respect of the ownership requirement, Section 883 provides a special publicly-traded rule applicable to both TORM and its subsidiaries. In the case of TORM, it will be exempted from having to satisfy the ownership requirement if its stock is considered to be "primarily and regularly traded on an established securities market" located in its country of organization, Denmark, in another qualified foreign country or in the United States, which we refer to as the "publicly-traded test." Furthermore, if TORM satisfies the publicly-traded test, TORM will be deemed to be a "qualified shareholder" with respect to each of the subsidiaries for purposes of the ownership requirement, and consequently each of the subsidiaries will satisfy the ownership requirement.

The Treasury Regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares that are traded during any taxable year on that market exceeds the number of shares traded during that year on any other established securities market.  At present, the sole class of TORM's stock that is issued and outstanding is its common stock, which is listed on the Copenhagen Stock Exchange, or "CSE," an established securities market in Denmark. TORM's common stock, as represented by its ADSs (each representing one share of common stock), is also listed on the NASDAQ National Market, or the "NASDAQ," which is an established securities market in the United States. However, since TORM's common stock as represented by ADSs began trading on the NASDAQ on April 17, 2002, that trading activity has represented less than 10% of the common shares traded on the CSE. For the foreseeable future, TORM has no reason to expect that more common shares will not continue to be traded on the CSE than on the NASDAQ and, therefore, the analysis below proceeds on the premise that its common shares are "primarily traded" on the CSE.

The Final Regulations provide further that stock of a foreign corporation will be considered to be "regularly traded" on an established securities market only if: (i) more than 50% of the stock of the corporation is listed on such market, (ii) such stock is traded on such market, other than in de minimis quantities, on at least 60 days during the taxable year, and (iii) the aggregate number of shares of such stock traded on such market is at least 10% of the average number of shares of such stock outstanding during such year.  For 2010, TORM's common shares satisfied these "regularly traded" tests.  Furthermore, TORM has no reason to believe that this will not continue to be the case notwithstanding the ADS listing on the NASDAQ.

Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that the stock of a foreign corporation will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the outstanding shares of such stock are owned, within the meaning of the Treasury Regulations, on more than half the days during such taxable year by persons who each own 5% or more of the outstanding shares of such stock, which persons we refer to as "5% shareholders" and rule as the "5% override rule."

In the event the 5% override rule is triggered with respect to any taxable year, the Treasury Regulations provide that the 5% override rule will nevertheless not apply for such year if the foreign corporation can establish that among the closely-held group of 5% shareholders, which we refer to as the "5% closely-held group," there are sufficient 5% shareholders that are considered to be qualified shareholders for purposes of Section 883 to preclude non-qualified 5% shareholders in the 5% closely-held group from owning 50% or more of the corporation's stock for more than half the number of days during such year, which we refer to as the "5% closely-held group exception."

In order to determine the persons who are 5% shareholders, we are permitted to rely on Schedule 13G and Schedule 13D filings with the U.S. Securities and Exchange Commission.

Based on its shareholdings during 2010, TORM believes it was subject to the 5% override rule during the 2010 taxable year. To the extent the 5% override rule applies, TORM believes that it qualifies for the 5% closely-held group exception. However, to benefit from this exception, TORM must obtain from one or more of its 5% shareholders, and from each entity in the chain of ownership between such shareholder and TORM, ownership statements required by the Treasury Regulations to support such shareholder's status as a qualified shareholder for purposes of Section 883 for more than half the days during the 2010 taxable year. If such ownership statements are obtained, TORM will be able to establish that the percentage ownership of TORM common shares owned by such qualified  5% shareholders for such period is such that the common share percentage owned by the remaining shareholders in the 5% closely-held group for such period falls below the 50% ownership threshold.  However, as of the date of this Annual Report, TORM has not obtained the ownership statements described above and there is no certainty that TORM will be able to do so.

If the above ownership statement is obtained, TORM and each subsidiary will be eligible to claim exemption from U.S. federal income tax under Section 883 on their U.S. source shipping income earned during 2010.  However, if TORM is unable to obtain ownership statements from its 5% shareholders to establish that TORM and each subsidiary are not subject to the 5% override rule for 2010, then TORM and certain of its subsidiaries may not qualify for exemption under Section 883 and could be subject to U.S. federal income tax on their U.S. source shipping income unless they qualify for the benefits of the U.S.-Denmark Income Tax Treaty, as described in more detail below.

Exemption Under the U.S.-Denmark Income Tax Treaty

Without regard to Section 883, we believe that TORM and each Danish subsidiary would qualify for exemption from U.S. federal income tax under Article 8 (Shipping and Air Transport) of the U.S.-Denmark Income Tax Treaty, which we refer to as the "Treaty."  TORM's non-Danish subsidiaries that earn U.S. source shipping income do not qualify for the benefits of the Treaty. Torm Singapore executed an election to be treated as a disregarded entity for U.S. federal tax purposes effective January 1, 2008, and is not filing any income tax return in United States.

Under Article 8 of the Treaty, TORM and each of its Danish subsidiaries and each of its non-Danish subsidiaries that is treated as a "resident" of Denmark within the meaning of the Treaty, collectively, the "Danish subsidiaries," is exempt from U.S. federal income tax on the profits derived from the operation of ships in international traffic. As defined, profits from the "operation of ships" include profits derived from: (i) time or voyage charters, (ii) the inland transport of property within the United States undertaken as part of international traffic, (iii) bareboat charters if the lessee operates the vessel in international traffic, and (iv) the use, maintenance or rental of containers used in international traffic. All of the U.S. source shipping income of TORM and its Danish subsidiaries falls within the scope of the exemption provided by Article 8 of the Treaty.

The Treaty conditions the eligibility of TORM and its Danish subsidiaries to claim exemption under Article 8 of the Treaty upon, among other things, TORM satisfying the publicly traded rule of the "treaty shopping" provisions of Article 22 (Limitation of Benefits) of the Treaty.  The publicly traded rule provides that a Danish corporation such as TORM, as well as its 50% Danish subsidiaries that derive U.S. source shipping income, will be entitled to the benefits of the Treaty if (i) TORM's principal class of shares is "regularly traded" on one or more "recognized stock exchanges" and (ii) either its principal class of shares is "primarily traded" on a "recognized stock exchange" located in Denmark or its primary place of management and control is in Denmark.  The term "recognized stock exchange" includes the CSE and the NASDAQ. A class of shares is considered to be "regularly traded" if (i) trades in such class are effected on one or more recognized stock exchanges other than in de minimis quantities during every quarter, and (ii) the aggregate number of shares of that class traded during the previous taxable year is at least 6% of the average number of shares outstanding in that class during that taxable year.  A class of shares is considered to be "primarily traded" on a recognized stock exchange located in Denmark if the number of shares in such class that are traded during the taxable year on such exchange exceeds the number of shares of such class that are traded during that year on recognized stock exchanges in any other single country.

The common shares, which constitute TORM's sole class of stock, are currently listed on the CSE, a recognized stock exchange within the meaning of the Treaty.  Based on their recent trading history on the CSE over the past three years, the common shares are both "regularly traded" and "primarily traded" on the CSE for purposes of the Treaty. Therefore, TORM currently satisfies the publicly traded rule of Article 22 of the Treaty.  Although we cannot give any assurances, we have every expectation that the trading volume and trading frequency of TORM's common shares on the CSE will continue to match or exceed recent trading history.

U.S. Federal Income Taxation in Absence Section 883 or Treaty Exemption

4% Gross Basis Tax Regime. To the extent the benefits of Section 883 or the Treaty are unavailable, the U.S. source shipping income of TORM and its subsidiaries which is not considered to be "effectively connected" with the conduct of a U.S. trade or business, as discussed below, would be subject to a 4% U.S. federal income tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the "2% gross basis tax regime."  Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income should never exceed 2% under the 4% gross basis tax regime.

Net Basis and Branch Tax Regime. To the extent the benefits of Section 883 or the Treaty are unavailable and the U.S. source shipping income of TORM or its subsidiaries is considered to be "effectively connected" with the conduct of a U.S. trade or business, as discussed below, any such "effectively connected" U.S. source shipping income, net of applicable deductions, would be subject to the U.S. federal income tax currently imposed at graduated corporate rates of up to 35%, or the "net basis tax regime." In addition, TORM and its subsidiaries may be subject to the U.S. federal branch profits tax, at a rate of 30% or such lower rate as may be provided by an applicable U.S. income tax treaty, on earnings "effectively connected" with the conduct of such U.S. trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of their U.S. trade or business, or the "branch tax regime."

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

We do not intend to have, or permit circumstances that would result in having, substantially all of the U.S. source shipping income of TORM or its subsidiaries be attributable to regularly scheduled transportation. Based on the foregoing and on the expected mode of our shipping operations, we believe that none of the U.S. source shipping income of TORM or any subsidiary will be "effectively connected" with the conduct of a U.S. trade or business.

Gain on Sale of Vessels. To the extent any of our vessels makes more than an occasional voyage to U.S. ports, TORM or its subsidiaries may be considered for U.S. federal income tax purposes to be engaged in the conduct of a U.S. trade or business. As a result, except to the extent the gain on the sale of a vessel is incidental to the shipping income of TORM or its subsidiaries that is exempt under either Section 883 or the Treaty, any U.S. source gain derived by TORM or its subsidiaries on the sale of a vessel may be partly or wholly subject to U.S. federal income tax as income "effectively connected" with a U.S. trade or business (determined under rules different from those discussed above) under the net basis and branch tax regime described above. However, we intend to structure sales of our vessels in such a manner, including effecting the sale and delivery of vessels outside of the United States, so as to not give rise to U.S. source gain.

State and Local Taxation

TORM, because of its presence in United States in the State of Connecticut, has filed a Connecticut state income tax return for the year 2009 and paid a tax of USD 250.

U.S. Federal Income Taxation of "U.S. Holders"

As used herein, the term "U.S. Holder" means a beneficial owner of an ADS that (i) is a U.S. citizen or resident, a U.S. corporation or other U.S. entity taxable as a corporation, an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, and (ii) owns the ADSs as a capital asset, generally, for investment purposes.

If a partnership holds our ADSs, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our ADSs, you are encouraged to consult your own tax advisor on this issue.

Distributions. Subject to the discussion of passive foreign investment companies below, any distributions made by the ADS depository agent, or the "depository," with respect to our ADSs to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Dividends paid with respect to our ADSs to a U.S. Holder that is an individual, trust or estate, which we refer to as a "U.S. Individual Holder," may be eligible for preferential U.S. federal income tax rates (through 2012) provided that (1) we are a "qualified foreign corporation," (2) the U.S. Individual Holder has owned our ADSs for more than 60 days during the 121-day period beginning 60 days before the date on which our common shares become ex-dividend, (3) we are not a passive foreign investment company for the taxable year of the dividend or the immediately preceding taxable year (which we do not believe we are, have been or will be), and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

We will be treated as a "qualified foreign corporation" if either (1) our ADSs are readily tradable on an established securities market in the United States or (2) we are eligible for the benefits of a satisfactory (in the judgment of the U.S. Secretary of the Treasury) comprehensive income tax treaty between the United States and a foreign country which includes an exchange of information program.  Our ADSs will qualify as readily tradable on an established securities market in the United States because they are listed on the NASDAQ, which has been designated by the IRS as so qualifying.  Alternatively, as discussed above, we are eligible for the benefits of the Treaty and the IRS has issued guidance that the Treaty is satisfactory for this purpose.  Therefore, we believe that any dividends paid by the depository on our ADSs should be eligible for these preferential rates in the hands of a U.S. Individual Holder.  However, certain limitations may apply to any "extraordinary dividends" paid by us.  Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Holder. Further, in the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning on January 1, 2013 or later will be taxed at ordinary graduated tax rates.

Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder's tax basis in his ADSs on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividend received deduction with respect to any distributions they receive from the depository. Dividends paid with respect to the underlying common share of each ADS will generally be treated as "passive category income" or, in the case of certain types of U.S. Holders, "general category  income," for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

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

Passive Foreign Investment Company Status and Significant U.S. Federal Income Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or "PFIC," for U.S. federal income tax purposes.  In general, we will be treated as a PFIC with respect to a U.S. Holder of our ADSs if, for any taxable year in which such Holder held our ADSs, either:

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income, which we refer to as "passive assets."

Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a PFIC with respect to any taxable year.  Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our subsidiaries should constitute active income from the performance of services rather than passive, rental income.  Correspondingly, such income should not constitute passive income, and the assets that we or our subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we were a PFIC.  We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes.  However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. In the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position.  In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different U.S. federal income taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election." As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our ADSs, as discussed below.

If we were to be treated as a PFIC for any taxable year, a U.S. Holder would also be subject to special U.S. federal income tax rules in respect of such U.S. Holder's indirect interest in any of our subsidiaries that are also treated as PFICs. Such a U.S. Holder would be permitted to make a QEF election in respect of any such subsidiary, so long as we timely provide the information necessary for such election, which we currently intend to do in such circumstances, but such a U.S. Holder would not be permitted to make a mark-to-market election in respect of such U.S. Holder's indirect interest in any such subsidiary. In addition, if we were to be treated as a PFIC for any taxable year after 2010, a U.S. Holder would be required to file an annual report with the IRS for that year with respect to such Holder's ADSs. The application of the PFICs rules is complicated and U.S. Holders are encouraged to consult with their tax advisors regarding the application of such rules in their circumstances.

U.S. Federal Income Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an "Electing Holder," the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received by the Electing Holder with respect to his ADSs. The Electing Holder's adjusted tax basis in the ADSs will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the ADSs and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our ADSs. A U.S. Holder would make a QEF election with respect to any taxable year that our company is a PFIC by filing IRS Form 8621 with his U.S. federal income tax return. If we were aware that we were to be treated as a PFIC for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above. A U.S. Holder who is treated as constructively owning shares in any of our subsidiaries which are treated as PFICs would be required to make a separate QEF election with respect to each such subsidiary.

U.S. Federal Income Taxation of U.S. Holders Making a "Mark-to-Market" Election

Alternatively, if we were to be treated as a PFIC for any taxable year and our ADSs are treated as "marketable stock," as we believe is the case, a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our ADSs, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the ADSs at the end of the taxable year over such Holder's adjusted tax basis in the ADSs. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the ADSs over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in his ADSs would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our ADSs would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the ADSs would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. A mark-to-market election would likely not be available for any of our subsidiaries that are treated as PFICs.

U.S. Federal Income Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our ADSs in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the ADSs), and (2) any gain realized on the sale, exchange or other disposition of our ADSs. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the ADSs;

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These adverse U.S. federal income tax consequences would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our ADSs. If a Non-Electing Holder who is an individual dies while owning our ADSs, such Holder's successor generally would not receive a step-up in tax basis with respect to such ADSs.

U.S. Federal Income Taxation of "Non-U.S. Holders"

A beneficial owner of an ADS that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder."

Distributions. Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from the depository with respect to our ADSs, unless the dividends are "effectively connected" with the Non-U.S. Holder's conduct of a trade or business in the United States or, if the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to those dividends, those dividends are attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of ADSs. Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our ADSs unless: (i) the gain is "effectively connected" with the Non-U.S. Holder's conduct of a trade or business in the United States or, if the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the ADSs, including dividends on the underlying common shares and the gain from the sale, exchange or other disposition of the ADSs that is "effectively connected" with the conduct of that U.S. trade or business, will generally be subject to U.S. federal income tax in the same manner as discussed in the previous section relating to the U.S. federal income taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, the Holder's earnings and profits that are attributable to the "effectively connected" income, subject to certain adjustments, may be subject to an additional U.S. federal branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements.  In addition, such payments will be subject to "backup withholding" if you are a non-corporate U.S. Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your U.S. federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you sell your ADSs to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your ADSs through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, including a payment made to you outside the United States, if you sell your ADSs through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States.

Backup withholding is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your U.S. federal income tax liability by filing a refund claim with the IRS.

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

None.

ITEM 15.                      CONTROLS AND PROCEDURES

a) Disclosure Controls and Procedures.

As of December 31, 2010, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Chairman and Chief Executive Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(e). Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the report it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the SEC rules and forms, and to ensure that information required to be disclosed by the Company in the report it files or submits under the Exchange Act is accumulated and communicated to the Company's management including its principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure.

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

TORM's Management assessed the effectiveness of the TORM Group's internal control over financial reporting as of December 31, 2010. In making this assessment, they used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment and criteria, Management has concluded that, as of December 31, 2010, TORM Group's internal control over financial reporting is effective based on those criteria.

The effectiveness of internal control over financial reporting as of December 31, 2010 has been audited by Deloitte, Statsautoriseret Revisionsaktieselskab, Denmark, an independent registered public accounting firm, as stated in their report which is included in exhibit F2.

(c)           Attestation report of the registered public accounting firm.

Report of the independent registered public accounting firm

To the shareholders of TORM A/S

We have audited the internal control over financial reporting of TORM A/S and subsidiaries (the "Company") as at December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting included in the Report of TORM Management on Internal Control Over Financial Reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at 31 December, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended 31 December, 2010 of the Company and our report dated June 23, 2011 expressed an unqualified opinion on those consolidated financial statements.

Deloitte Statsautoriseret Revisionsaktieselskab

Copenhagen, Denmark

June 23, 2011

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

ITEM 16A.                      AUDIT COMMITTEE FINANCIAL EXPERT

We have established the Audit Committee of the board of directors comprised of two independent members. In May 2009, the Board decided to expand the Audit Committee to comprise three independent members. The Board of directors has determined that Mr. Jesper Jarlbæk, an individual serving on the Audit Committee of our Board of Directors since May 18, 2009, is an Audit Committee financial expert and is independent under applicable Nasdaq and SEC standards.

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

The aggregate fee for audit and audit services provided by Deloitte to the Company in 2009 and 2008 were:

(in USD million)	2010	2009
Audit Fees	0.5	0.5
Audit-Related Fees	0.3	0.1
Tax Fees	0.1	0.1
All Other Fees	0.3	0.2
Total	1.2	0.9

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

None.

ITEM 16F.             CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 16G.            CORPORATE GOVERNANCE

We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Kingdom of Denmark. Therefore, we are exempt from many of Nasdaq's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification to Nasdaq of non-compliance with Nasdaq corporate governance practices, prohibition on disparate reduction or restriction of shareholder voting rights, and the establishment of our Audit Committee satisfying Nasdaq Listing Rule 5605(c)(3) and ensuring that such Audit Committee's members meet the independence requirement of Listing Rule 5605(c)(2)(A)(ii). The practices we follow in lieu of Nasdaq's corporate governance rules applicable to U.S. domestic issuers are as follows:

•
In lieu of obtaining shareholder approval prior to the issuance of securities, we will comply with the applicable provisions of the Danish law, which allows the Board of Directors to approve such security issuances.

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

•
As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq corporate governance rules or Danish law. Consistent with laws of the Kingdom of Denmark and as provided in our Articles of Association, we will notify our shareholders of meetings between three weeks and five weeks before the general meeting, which is to be held every year before the end of April. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our Articles of Association provide that shareholders must give us advance notice to properly introduce any business at a general meeting of the shareholders no later than six weeks before such general meeting. Our Articles of Association also provide that shareholders may designate a proxy to act on their behalf.

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

(in USD million)	2008	2009	2010
Mortgage debt and bank loans	1,718.2	1,770.7	1,961.7
Finance lease liabilities	0.0	33.6	33.0
Less cash and cash equivalents	(168.3)	(121.8)	(120.0)
Equals Net interest-bearing debt	1,549.9	1,682.5	1,874.7

Invested capital

Invested capital measures the net investments used to achieve our operating profit. We believe that invested capital is a relevant measure that management uses to measure the overall development of the assets and liabilities generating our net profit. Invested capital is calculated as follows:

	2008	2009	2010
Intangible assets	91.6	91.5	91.3
Plus: Tangible fixed assets	2,611.5	2,678.7	2,800.3
Plus: Investments in jointly controlled entities	130.5	122.9	72.9
Plus: Loans to jointly controlled entities	42.2	38.8	10.3
Plus: Other financial assets	41.7	8.9	6.0
Plus: Bunkers	18.3	24.6	41.1
Plus: Accounts receivable	206.9	92.5	141.3

	2008	2009	2010
Plus: Non-current assets held for sale	0.0	44.4	0.0
Less: Deferred tax	(55.1)	(54.9)	(54.3)
Less: Acquired liabilities related to options on vessels	(10.7)	(3.7)	(1.9)
Less: Acquired time charter contracts	(15.0)	(3.9)	(0.0)
Less: Trade accounts payable	(48.9)	(24.9)	(48.0)
Less: Current tax liabilities	(9.7)	(5.7)	(1.7)
Less: Other liabilities	(179.8)	(82.9)	(70.2)
Less: Deferred income	(0.9)	(0.1)	(0.0)
Equals Invested capital	2,822.6	2,926.2	2,987.1

ITEM 18.                      FINANCIAL STATEMENTS

Not Applicable.

TORM AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO THE SHAREHOLDERS OF TORM A/S

We have audited the accompanying consolidated balance sheets of Torm A/S and subsidiaries (the "Company") as at 31 December 2010 and 2009 and the related consolidated income statements, consolidated statements of changes in equity, and consolidated cash flow statements for each of the three years in the period ended 31 December 2010. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Torm A/S and subsidiaries as at 31 December 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2010, in conformity with International Financial Reporting Standards ("IFRS") as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board ("IASB").

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as at 31 December 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 23 June 2011 expressed, an unqualified opinion on the Company's internal control over financial reporting.

June 23, 2011

Deloitte Statsautoriseret Revisionsaktieselskab

Copenhagen, Denmark

TORM AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
For The Years Ended December 31, 2008, 2009 and 2010
(EXPRESSED IN THOUSANDS OF USD)

	Note	2008	2009	2010
Revenue		1,183,594	862,251	856,075
Port expenses, bunkers and commissions		(264,050)	(217,356)	(298,830)
Freight and bunkers derivatives		(13,586)	(11,952)	3,339

Time charter equivalent earnings		905,958	632,943	560,584

Charter hire		(193,829)	(220,880)	(228,631)
Operating expenses	4	(174,333)	(169,556)	(152,207)

Gross profit (Net earnings from shipping activities)	3	537,796	242,507	179,746

Profit from sale of vessels		82,813	33,145	1,871
Administrative expenses	4, 5	(89,906)	(78,194)	(78,161)
Other operating income		14,493	7,331	4,788
Share of results of jointly controlled entities	29	27,122	(2,256)	(11,453)
Impairment losses on jointly controlled entities	9	0	(20,000)	(35,000)
Amortizations, depreciation and impairment losses	7, 8, 9	(126,068)	(132,775)	(141,410)

Operating profit		446,250	49,758	(79,619)

Financial income	10	16,175	6,090	2,663
Financial expenses	10	(102,354)	(74,896)	(59,285)

Profit/(loss) before tax		360,071	(19,048)	(136,241)

Tax expenses	13	1,279	1,686	982

Net profit/(loss) for the year		361,350	(17,362)	(135,259)

	Note	2008	2009	2010
Earnings/(loss) per share (USD)	30	5.2	(0.3)	(2.0)
Earnings/(loss) per share (DKK)*)		26.6	(1.3)	(11.0)
Diluted earnings/(loss) per share (USD)	30	5.2	(0.3)	(2.0)
Diluted earnings/(loss) per share (DKK)*)		26.5	(1.3)	(11.0)

*) Calculated from USD to DKK at the average USD/DKK exchange rate for the relevant period.

The accompanying notes are an integrated part of these financial statements.

TORM AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For The Years Ended December 31, 2008, 2009 and 2010
(EXPRESSED IN THOUSANDS OF USD)

	2008	2009	2010

Net profit/(loss) for the year	361,350	(17,362)	(135,259)

Other comprehensive income:
Exchange rate adjustments arising on translation of entities using a measurement currency different from USD	(42)	1	(13)
Fair value adjustment on hedging instruments	(56,478)	26,455	(4,948)
Value adjustment on hedging instruments transferred toincome statement	15,177	4,127	6,361
Value adjustment on hedging instruments transferred to assets	0	(1,203)	0
Fair value adjustment on other investments available for sale	(4,796)	1,545	(229)
Transfer to income statement on sale of investments available for sale	(2,578)	(3,681)	0

Other comprehensive income after tax	(48,717)	27,244	1,171

Total comprehensive income for the year	312,633	9,882	(134,088)

The accompanying notes are an integrated part of these financial statements.

TORM AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2009 and 2010
(Expressed in thousands of USD)

	Note	2009	2010
ASSETS
NON-CURRENT ASSETS

Intangible assets
Goodwill		89,184	89,184
Other intangible assets		2,269	2,086

	7, 9	91,453	91,270

Tangible fixed assets
Land and buildings		3,687	3,626
Vessels and capitalized dry-docking	17	2,390,391	2,560,079
Prepayments on vessels		273,860	227,062
Other plant and operating equipment		10,734	9,504

	8, 9	2,678,672	2,800,271

Financial assets
Investments in jointly controlled entities	9, 29	122,968	72,929
Loans to jointly controlled entities		38,766	10,298
Other investments	6	3,190	2,960
Other financial assets	24	8,500	6,000

		173,424	92,187

Total non-current assets		2,943,549	2,983,728

CURRENT ASSETS
Bunkers		24,618	41,089
Freight receivables	11	62,084	108,207
Other receivables	12	16,825	12,728
Other financial assets	24	400	0
Prepayments		13,558	20,385
Cash and cash equivalent		121,824	119,971

Non-current assets held for sale	28	44,353	0

Total current assets		283,662	302,380

TOTAL ASSETS		3,227,211	3,286,108

The accompanying notes are an integrated part of these financial statements.

TORM AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

As of December 31, 2009 and 2010

(EXPRESSED IN THOUSANDS OF USD)

	Note	2009	2010
SHAREHOLDERS' EQUITY AND LIABILITIES
SHAREHOLDERS' EQUITY
Common shares	14	61,098	61,098
Treasury shares	14	(18,118)	(17,883)
Revaluation reserves		(2,242)	(2,471)
Retained profit		1,205,146	1,072,330
Proposed dividend		0	0
Hedging reserves		(3,258)	(1,845)
Currency translation reserves		4,073	4,060

Total shareholders' equity		1,246,699	1,115,289

LIABILITIES
Non-current liabilities
Deferred tax liability	13	54,951	54,339
Mortgage debt and bank loans	15, 17	1,629,250	1,750,371
Finance lease liabilities	20	31,754	30,977
Acquired liabilities related to options on vessels	24	1,885	0
Acquired time charter contracts	23	61	0

Total non-current liabilities		1,717,901	1,835,687

Current liabilities
Mortgage debt and bank loans	15, 17	141,520	211,334
Finance lease liabilities	20	1,808	1,986
Trade payables		24,993	47,976
Current tax liabilities		5,664	1,740
Other liabilities	16	82,891	70,211
Acquired liabilities related to options on vessels	24	1,801	1,885
Acquired time charter contracts	23	3,803	0
Deferred income		131	0

Total current liabilities		262,611	335,132

Total liabilities		1,980,512	2,170,819

Total shareholders' equity and liabilities		3,227,211	3,286,108

Accounting policies	1-2
Collateral security	17
Guarantee and contingent liabilities	18
Contractual liabilities	19
Finance lease liabilities – as lessee	20
Time charter contracts	21
Purchase options on vessels	22
Acquired time charter contracts	23
Derivative financial instruments	24
Risks associated with TORM's activities	25
Financial instruments	26
Related party transactions	27
Non-current assets held for sale	28
Entities in the Group	29
Earnings/(loss) per share	30
Distribution of net profit/(loss) for the year, including proposed dividends	31
Cash flows	32

The accompanying notes are an integrated part of these financial statements.

TORM AND SUBSIDIARIES
Consolidated statements of changes in equity
As of December 31, 2008, 2009 and 2010
(Expressed in thousands of USD)

					Gains/losses recognized directly in equity
	Common shares	Treasury Shares	Retained profit	Proposed dividends	Revaluation reserve	Hedging reserves	Translation reserves	Total

EQUITY

Balance at January 1, 2008	61,098	(18,118)	953,656	64,548	7,268	8,664	4,114	1,081,230

Extraordinary dividends paid			(61,501)					(61,501)
Extraordinary dividends paid on treasury shares			2,999					2,999
Dividends paid				(68,625)				(68,625)
Dividends paid on treasury shares			3,342					3,342
Exchange rate adjustment on dividends paid			(4,077)	4,077				0
Share-based compensation			8,871					8,871
Proposed dividend for the financial year			(55,100)	55,100				0
Total comprehensive income for the year	0	0	361,350	0	(7,374)	(41,301)	(42)	312,633
Total changes in equity 2008	0	0	255,884	(9,448)	(7,374)	(41,301)	(42)	(197,719)

Equity at December 31, 2008	61,098	(18,118)	1,209,540	55,100	(106)	(32,637)	4,072	1,278,949

Changes in equity 2009:
Dividends paid				(51,240)				(51,240)
Dividends paid on treasury shares			2,520					2,520
Exchange rate adjustment on dividends paid			3,860	(3,860)				0
Share-based compensation			6,588					6,588
Proposed dividend for the financial year				0				0
Total comprehensive income for the year			(17,362)		(2,136)	29,379	1	9,882
Total changes in equity 2009	0	0	(4,394)	(55,100)	(2,136)	29,379	1	(32,250)

Equity at December 31, 2009	61,098	(18,118)	1,205,146	0	(2,242)	(3,258)	4,073	1,246,699
Changes in equity 2010:
Disposal of treasury shares, cost		235						235
Loss from disposal of treasury shares			(235)					(235)
Share-based compensation			2,678					2,678
Proposed dividend for the financial year								0
Total comprehensive income for the year			(135,259)		(229)	1,413	(13)	(134,088)
Total changes in equity 2010	0	235	(132,816)	0	(229)	1,413	(13)	(134,088)

Equity at December 31, 2010	61,098	(17,883)	1,072,330	0	(2,471)	(1,845)	4,060	1,115,289

The accompanying notes are an integrated part of these financial statements.

TORM AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Expressed in thousands of USD)

	Note	2008	2009	2010
CASH FLOW FROM OPERATING ACTIVITIES
Net profit for the year		361,350	(17,362)	(135,259)

Reversal tax expenses		(1,279)	(1,686)	(982)
Reversal of financial income and expenses		86,179	68,806	56,622
Reversal of net profit from sale of vessels		(82,813)	(33,145)	(1.871)
Reversal of amortizations, depreciation and impairment losses		126,067	132,775	141,410
Reversal of impairment of jointly controlled entities		0	20,000	35,000
Reversal of share of results of jointly controlled entities		(27,122)	2,256	11,453
Reversal of other non-cash movements	32	(7,786)	1,270	(8,009)

Dividends received		1,337	75	1
Dividends received from jointly controlled entities		3,930	3,050	1,690
Interest received and exchange rate gains		13,439	5,168	496
Interest paid and exchange rate losses		(84,332)	(56,944)	(54,368)
Income taxes paid/repaid		(4,199)	(2,726)	(3,565)
Change in bunkers, receivables and payables	32	(78)	(5,284)	(43,193)

Net cash flow from operating activities		384,693	116,253	(575)

CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets		(377,786)	(288,812)	(253,945)
Investment in equity interests and securities		(133,917)	(5)	(13)
Loans to jointly controlled entities		69,589	4,688	3,300
Received share on to options on vessels		(6,719)	1,500	0
Sale of equity interests and securities		17,365	4,767	0
Sale of non-current assets		169,067	78,486	63,751

Net cash flow from investing activities		(262,401)	(199,396)	(186,907)

CASH FLOW FROM FINANCING ACTIVITIES
Borrowing, mortgage debt		1,020,699	333,641	344,693
Borrowing, finance lease liabilities		0	34,400	0
Repayment/redemption, mortgage debt		(955,872)	(281,035)	(153,759)
Repayment/redemption, finance lease liabilities		0	(1,636)	(5,305)
Dividends paid		(123,785)	(48,720)	0
Purchase/disposal of treasury shares		0	0	0

Cash inflow/(outflow) from financing activities		(58,958)	36,650	185,629

Net cash inflow/(outflow) from operating,
investing and financing activities		63,334	(46,493)	(1,853)

Cash and cash equivalents, at January 1		104,983	168,317	121,824

Cash and cash equivalents, at December 31		168,317	121,824	119,971
Of which used as collateral		0	0	0

		168,317	121,824	119,971

The accompanying notes are an integrated part of these financial statements.

TORM AND SUBSIDIARIES - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2010

NOTE 1

ACCOUNTING POLICIES

The annual report has been prepared in accordance with the International Financial Reporting Standards as adopted by the EU and the disclosure requirements for Danish listed companies' financial reporting required by OMX Nordic Exchange.

The annual report also complies with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The financial statements are prepared in accordance with the historical cost convention except where fair value accounting is specifically required by IFRS.

The functional currency in all major entities is USD, and the Company applies USD as presentation currency in the preparation of financial statements.

CHANGES IN ACCOUNTING POLICIES AND PRESENTATION

TORM has implemented the following standards and changes to standards in the annual report for 2010:

•	Revised IFRS 3 "Business Combinations" and consequential amendments to IAS 27, IAS 28 and IAS 31.

•	Amendments to IFRS 1 "First Time Adoption of International Financial Reporting Standards" relating to oil and gas assets and to limited exemptions from comparative IFRS 7 disclosures.

•	Amendment to IFRS 2 "Share-Based Payment" relating to group cash-settled share-based payments.

•	Amendments to IAS 39 "Financial Instruments: Recognition and Measurement: Eligible Hedged Items", "Reclassification of Financial Assets: Effective Date and Transition" and "Embedded Derivatives".

In addition, TORM has implemented a number of smaller changes and clarifications issued by IASB during 2009, including changes to IFRS 2, IFRS 5, IFRS 8, IAS 1, IAS 7, IAS 17, IAS 38 and IAS 39.

The implementation of the standards and changes to standards did not affect TORM's accounting policies. However, future business combinations will be affected by the revised IFRS 3.

ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

IASB has issued the following interpretations and changes to standards which have not yet been adopted:

•	Amendment to IAS 24 "Related Party Disclosures" revising the definition of related parties. The amendment is not expected to affect TORM.

•	Amendment to IAS 32 "Financial Instruments: Presentation". The amendment is not expected to affect TORM.

•	IFRIC 19 "Extinguishing Financial Liabilities with Equity Instruments". The interpretation is not expected to affect TORM.

•	A number of smaller changes and clarifications during 2010 as part of the improvement project, including changes to IFRS 1, IFRS 3, IFRS 7, IAS 1, IAS 27 and IAS 34.

TORM will implement these changes when they become effective in 2011 and 2012.

Furthermore, IASB has issued the following standards and changes to standards which become effective on or after 1 January 2011 which have not yet been adopted by the EU:

•	Amendments to IFRS 1 "First Time Adoption of International Financial Reporting Standards: Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters".

•	Amendment to IFRS 7 "Financial Instruments – Disclosures" relating to transfers of financial assets.

•	IFRS 9 "Financial Instruments - Classification and Measurement". The standard is the first phase in the replacement of IAS 39.

•	Amendment to IAS 12 "Income Taxes": "Deferred Tax: Recovery of Underlying Assets".

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

Cross-over voyages

Revenue is recognized upon delivery of service in accordance with the terms and conditions of the charter parties. For crossover voyages (voyages in progress at the end of a reporting period) the uncertainty and the dependence on estimates are greater than for finalized voyages. The Company recognizes a percentage of the estimated revenue for the voyage equal to the percentage of the estimated duration of the voyage completed on the balance sheet date. The estimate of revenue is based on the expected duration and destination of the voyage. Voyage expenses are recognized as incurred.

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

A portion of the cost of acquiring a new vessel is allocated to the components expected to be replaced or refurbished at the next dry-docking. Depreciation hereof is carried over the period until the next dry-docking.  For newbuildings, the initial dry-docking asset is estimated based on the expected costs related to the first-coming dry-docking, which again is based on experience and past history of similar vessels. For second-hand vessels, a dry-docking asset is also segregated and capitalized separately, taking into account the normal docking intervals of the Company.
At subsequent dry-dockings the costs comprise the actual costs incurred at the dry-docking yard. Dry-docking costs may include the cost of hiring crews to effect replacements and repairs and the cost of parts and materials used, cost of travel, lodging and supervision of Company personnel and the cost of hiring third-party personnel to oversee a dry-docking. Dry-docking activities include, but are not limited to, the inspection, service on turbocharger, replacement of shaft seals, service on boiler, replacement of hull anodes, applying of antifouling and hull paint, steel repairs and refurbishment and replacement of other parts of the vessel.

Deferred tax

All significant Danish entities within the Group entered into the Danish tonnage tax scheme for a binding 10-year period with effect from January 1, 2001. As a consequence of the OMI acquisition in 2007, however, a new 10-year binding period commenced with effect from January 1, 2007. Under the Danish tonnage tax scheme, taxable income is not calculated on the basis of income and expenses as under the normal corporate taxation. Instead, taxable income is calculated with reference to the tonnage used during the year. The taxable income for a company for a given period is calculated as the sum of the taxable income under the tonnage taxation scheme and the taxable income from the activities that are not covered by the tonnage tax scheme made up in accordance with the ordinary Danish corporate tax system.

If the entities' participation in the Danish tonnage tax scheme is abandoned, or if the entities' level of investment and activity is significantly reduced, a deferred tax liability will become payable. A deferred tax liability is recognized in the balance sheet at each period end and is accounted for using the balance sheet liability method. The deferred tax liability relating to the vessels is measured on the basis of the difference between the tax value of the vessels at the date of entry into the tonnage tax scheme and the lower of the cost and the realized or realizable sales value of the vessels.

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

Companies which are by agreement managed jointly with one or more companies and therefore subject to joint control (jointly controlled entities) are accounted for using the equity method.

The consolidated financial statements are prepared on the basis of the financial statements of the Parent Company, its subsidiaries and proportionately consolidated activities by combining items of a uniform nature and eliminating intercompany transactions, balances and shareholdings as well as realized and unrealized gains and losses on transactions between the consolidated companies. The financial statements used for consolidation purposes are prepared in accordance with the company's accounting policies.

Business combinations

Newly acquired or formed entities are recognized in the consolidated financial statements from the date of acquisition or formation. The date of acquisition is the date on which control over the entity is effectively transferred. Sold or unwound entities are recognized in the consolidated financial statements until the date of the sale or the unwinding. The date of sale or unwinding is the date when control is effectively transferred to third parties. The comparative figures are not restated for entities acquired, disposed of or wound up.

Business combinations are accounted for by applying the purchase method, whereby the acquired entities' identifiable assets, liabilities and contingent liabilities are measured at fair value at the acquisition date. The tax effect of the revaluation activities is also taken into account. The cost of a business combination is measured as the fair value of the consideration agreed upon. When a business combination agreement provides for an adjustment to the cost of the combination contingent on future events, the amount of that adjustment is included in the cost of the combination if the event is probable and the adjustment can be measured reliably. Costs of issuing debt or equity instruments in connection with a business combination are accounted for together with the debt or equity issuance. All other costs associated   with the acquisition are expensed in the income statement.

The excess of the cost of the business combination over the fair value of the acquired assets, liabilities and contingent liabilities is recognized as goodwill under intangible assets and is tested for impairment at least once every year. Upon acquisition, goodwill is allocated to the cash generating units, which subsequently form the basis for the impairment test.

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

Foreign currencies

The functional currency of all significant entities including subsidiaries and associated companies is USD, because the Company's vessels operate in international shipping markets, in which revenues and expenses are settled in USD, and the Company's most significant assets and liabilities in the form of vessels and related financial liabilities are in USD. Transactions in currencies other than the functional currency are translated into the functional currency at the date of the transactions. Cash, accounts receivable and payable and other monetary items denominated in currencies other than the functional currency are translated into the functional currency at the exchange rate prevailing at the balance sheet date. Gains or losses due to differences between the exchange rate at the transaction date and the exchange rate at the settlement date or the balance sheet date are recognized in the income statement under "Financial income and expenses".

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

Derivative financial instruments are initially recognized in the balance sheet at fair value at the date the derivative contract is entered into and are subsequently measured at their fair value as other receivables or other liabilities, respectively.

Changes in fair value of derivative financial instruments, which are designated as cash flow hedges and deemed to be effective, are recognized directly in other comprehensive income. When the hedged transaction is recognized in the income statement, the cumulative value adjustment recognized in other comprehensive income is transferred to the income statement and included in the same line as the hedged transaction. However, when the forecast transaction that is hedged results in the recognition of a fixed asset, the gains and losses previously accumulated in other comprehensive income are transferred from other comprehensive income and included in the initial measurement of the cost of the fixed asset. Changes in fair value of a portion of a hedge deemed to be ineffective are recognized in the income statement.

Changes in fair value of derivative financial instruments that are not designated as hedges are recognized in the income statement. While effectively reducing cash flow risk in accordance with the risk management policy of the Company, interest rate swaps with cap features and certain forward freight agreements and forward contracts regarding bunker purchases do not qualify for hedge accounting. Changes in fair value of these derivate financial instruments are therefore recognized in the income statement under "Financial income or expenses" for interest rate swaps with cap features and under "Freight and bunkers derivatives" for forward freight agreements and forward bunker contracts. Changes in fair value of forward freight agreements, which are not entered for hedge purposes, are also recognized under "Freight and bunkers derivatives."

Segment information

TORM consists of two business segments: The Tanker Division and the Bulk Division. This segmentation is based on the Group's internal management and reporting structure. In the tanker segment, the services provided primarily comprise transport of refined oil products such as gasoline, jet fuel and naphtha, and in the bulk segment the services provided comprise transport of dry cargo – typically commodities such as coal, grain, iron ore, etc. Transactions between segments are based on market-related prices and are eliminated at Group level. The Group only has one geographical segment, because the Company considers the global market as a whole, and as the individual vessels are not limited to specific parts of the world. Furthermore, the internal management reporting does not provide such information. Consequently, it is not possible to provide geographical segment information on revenue from external customers or non-current segment assets.

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

Current assets are allocated to segments to the extent that they are directly attributable to segment operations, including inventories, outstanding freight or other receivables and prepayments.

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

Share-based compensation

For the period 2007-2009, the Management and all land-based employees and officers employed on permanent contracts (apart from  trainees, apprentices and cadets) that were directly employed by TORM A/S participated in an incentive scheme, which includes grant of shares and share options. In 2010, a new incentive scheme including share options has been established for Management and certain key employees. the schemes do not provide the choice of cash settlement instead of shares. The fair value of the shares and share options granted under the schemes is measured at the grant date and is recognized in the income statement as a personnel expense under administrative expenses and operating costs over the vesting period. The counter item is recognized in equity. the fair value is measured based on the Black-Scholes and the Monte Carlo models.

Leases

Agreements to charter in vessels and to lease other plant and operating equipment, where TORM has substantially all the risks and rewards of ownership, are recognized in the balance sheet as finance leases. Lease assets are measured at the lower of fair value and the present value of minimum lease payments determined in the agreements.

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

A gain related to a sale and leaseback transaction resulting in an operating lease is recognized in the income statement immediately, provided the transaction is agreed on market terms or the sales price is lower than the fair value. If the sales price exceeds the fair value, the difference between the sales price and the fair value is deferred and amortized in proportion to the lease payments over the life of the lease. A loss related to a sale and leaseback transaction resulting in an operating lease is recognized in the income statement at the date of the transaction except if the loss is compensated by future lease payments below fair value. In addition, the loss is deferred and amortized in proportion to the lease payments over the life of the lease.

INCOME STATEMENT

Revenue
Income, including revenue, is recognized in the income statement when:

•	The income creating activities have been carried out on the basis of a binding agreement

•	The income can be measured reliably

•	It is probable that the economic benefits associated with the transaction will flow to the company

•	Costs relating to the transaction can be measured reliably

Revenue comprises freight, charter hire and demurrage revenues from the vessels and gains and losses from forward freight agreements designated as hedges. Revenue is recognized when it meets the general criteria mentioned above and when the stage of completion can be measured reliably. Accordingly, freight, charter hire and demurrage revenue are recognized at selling price upon delivery of the service according to the charter parties concluded.

Port expenses, bunkers and commissions

Port expenses, bunker fuel consumption and commissions are recognized as incurred. Gains and losses from forward bunker contracts designated as hedges and write-down and provisions for losses on freight receivables are included in this line.

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

Net profit from sale of vessels

Profit or loss from sale of vessels is recognized when the significant risks and rewards of ownership have been transferred to the buyer, and it is measured as the difference between the sales price less sales costs and the carrying amount of the asset. Net profit from sale of vessels also includes onerous contracts related to sale of vessels.

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

Impairment losses on jointly controlled entities

Impairment losses on jointly controlled entities comprise the reduction in the value of the equity investment in jointly controlled entities by the amount by which the carrying amount of the investment exceeds its recoverable amount. In the event of indication of impairment of value, the carrying amount is assessed and the value of the asset is reduced to its recoverable amount equal to the higher of the value in use based on net present value of future earnings from the assets and its net selling price.

Amortizations, depreciation and impairment losses

Amortizations, depreciation and impairment losses comprise amortization of other intangible assets and depreciation of tangible fixed assets for the period as well as the reduction in the value of assets by the amount by which the carrying amount of the asset exceeds its recoverable amount. In the event of indication of impairment, the carrying amount is assessed and the value of the asset is reduced to its recoverable amount equal to the higher of value in use based on net present value of future earnings from the assets and its net selling price. The recoverable amount of goodwill is assessed every quarter.

Financial income

Financial income comprises interest income, realized and unrealized exchange rate gains relating to transactions in currencies other than the functional currency, realized gains from other equity investments and securities, unrealized gains from securities, dividends received and other financial income including value adjustments of certain financial instruments not accounted for as hedging instruments.

Interest is recognized in accordance with the accrual basis of accounting taking into account the effective interest rate. Dividends from other investments are recognized when the right to receive payment has been decided, which is typically when the dividend has been declared and can be received without conditions.

Financial expenses

Financial expenses comprise interest expenses, financing costs of finance leases, realized and unrealized exchange rate losses relating to transactions in currencies other than the functional currency, realized losses from other equity investments and securities, unrealized losses from securities and other financial expenses including value adjustments of certain financial instruments not accounted for as hedging instruments.

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

BALANCE SHEET

Goodwill

Goodwill is measured as the excess of the cost of the business combination over the fair value of the acquired assets, liabilities and contingent liabilities and is recognized as an asset under intangible assets. Goodwill is not amortized, but is tested at least once every year for impairment. Goodwill is for impairment testing purposes allocated to those cash generating units, to which it relates.

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

Investments in jointly controlled entities

Investments in jointly controlled entities comprise investments in companies which are by agreement managed jointly with one or more companies and therefore subject to joint control and are measured at equity value.

Financial assets

Financial assets are initially recognized on settlement date at fair value plus transaction costs, except for financial assets at fair value through profit or loss, which are recognized at fair value. Financial assets are de-recognized when the rights to receive cash flows from the assets have expired or have been transferred. Financial assets are classified as:

•	Financial assets at fair value through profit or loss

•	Held-to-maturity investments

•	Loans and receivables

•	Available-for-sale financial assets

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

Other financial assets

Other financial assets comprise TORM's rights to a share of the gain on purchase options on vessels, which were acquired as part of the acquisition of OMI, and are classified as derivative financial instruments. The rights are measured and recognized at fair value, and the change for the period is recognized in the income statement under financial income or expenses.

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

Impairment of assets

Non-current assets are reviewed quarterly to determine any indication of impairment either due to a significant decline in the assets' market value or in the cash flows generated by the assets. In case of such indication, the recoverable amount of the asset is estimated as the higher of the assets' net selling price and its value in use. The value in use is the present value of the future cash flows expected to derive from an asset. If the recoverable amount is less than the carrying amount of the asset, the carrying amount is reduced to the recoverable amount. The impairment loss is recognized immediately in the income statement.

For the purpose of assessing impairment, assets including goodwill and time charter and bareboat contracts are grouped at the lowest levels at which goodwill is monitored for internal management purposes. The two cash generating units of the Company are the Tanker Division and the Bulk Division.

Bunkers

Bunkers and luboil are stated at the lower of cost and net realizable value. The cost is determined by the FIFO method and includes expenditures incurred in acquiring the bunkers and luboil and delivery cost less discounts.

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

Provisions

Provisions are recognized when the Company has a legal or constructive obligation as a result of past events and it is probable that it will lead to an outflow of resources that can be reliably estimated. Provisions are measured at the estimated liability that is expected to arise.

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

Other liabilities

Liabilities are generally measured at mortised cost. Mortgage debt and bank loans relating to the financing of vessels are initially measured at nominal amounts less premiums and costs incurred in the loan arrangement and subsequently at amortized cost with the difference between the loan proceeds and the nominal value being recognized in the income statement over the term of the loan. Derivative financial instruments included in other liabilities are measured at fair value.

Cash flow statement

The cash flow statement shows the Company's cash flows and cash and cash equivalents at the beginning and the end of the period.

Cash flow from operating activities is presented using the indirect method and is based on net profit for the year adjusted for tax expenses, financial income and expenses, profit from sale of vessels, non-cash operating items, changes in working capital, income tax paid, dividends received and interest paid/received.

Cash flow from investing activities comprises dividends received and the purchase and sale of tangible fixed assets and financial fixed assets.

Cash flow from financing activities comprises changes in long-term debt, bank loans, purchases or sales of treasury shares and dividend paid to shareholders.

Cash and cash equivalents comprise cash at bank and in hand and highly liquid bonds with a term to maturity not exceeding three months. Other bonds and other equity investments are classified as investment activities.

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

NOTE 2

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the consolidated financial statements in conformity with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are affected by the way TORM applies its accounting policies. An accounting estimate is considered critical if the estimate requires Management to make assumptions about matters that were highly uncertain at the time the estimate was made, different estimates could reasonably have been used or if changes in the estimate that would have a material impact on the Company's financial condition or results of operations are reasonably likely to occur from period to period. Management believes that the accounting estimates applied are appropriate and the resulting balances are reasonable. However, actual results could differ from the original estimates requiring adjustments to these balances in future periods.

Management believes that the following are the significant accounting estimates and judgments used in the preparation of the consolidated financial statement:

Carrying amounts of vessels
The Company evaluates the carrying amounts of the vessels to determine if events have occurred that would require a modification of their carrying amounts. The valuation of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. In assessing the recoverability of the vessels, the Company reviews certain indicators of potential impairment such as reported sale and purchase prices, market demand and general market conditions. Furthermore, market valuations from leading, independent and internationally recognized shipbroking companies are obtained on a quarterly basis as part of the review for potential impairment indicators. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use.

The review for potential impairment indicators and projection of future undiscounted and discounted cash flows related to the vessels is complex and requires the Company to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile.

The carrying amounts of TORM's vessels may not represent their fair market value at any point in time as market prices of second-hand vessels to a certain degree tend to fluctuate with changes in charter rates and the cost of newbuildings. However, if the estimated future cash flow or related assumptions in the future experience change an impairment of vessels may be required.

There were no impairments of vessels recorded in 2009 or 2010.

Tax

All significant Danish entities within the Group entered into the Danish tonnage tax scheme with effect from 1 January 2001 and have filed tax returns up to 2009. The assessment of the tax returns by the tax authorities has not yet been completed for 2007 to 2009. The complaint filed by TORM regarding the assessments for the years 2001 to 2005 was withdrawn in 2010. The tax regulations are highly complex, and while the Group aims to ensure the estimates of tax assets and liabilities that it records are accurate, there may be instances where the process of agreeing the tax liabilities with the tax authorities could require adjustments to be made to estimates previously recorded.

It is the Group's assessment that there is uncertainty as to the estimate of taxes payable as of December 31, 2010 due to the lack of precedents that have interpreted the tonnage tax regulation. The estimate is based on scenario analyses and discussions with the tax authorities, tax advisers and industry organizations, and the uncertainty primarily relates to the split of the activities between income and expenses from shipping-related activities, which are taxed under the tonnage tax scheme, and income and expenses from other activities, which are not taxed under the tonnage tax scheme.

NOTE 3 - NET EARNINGS FROM SHIPPING ACTIVITIES (in USD million)

	For the year ended December 31, 2008
	Tanker	Bulk	Not allocated	Total
CONSOLIDATED SEGMENT INFORMATION INCOME STATEMENT
Revenue	923.2	260.4	0.0	1,183.6
Port expenses, bunkers and commissions	(252.2)	(11.9)	0.0	(264.1)
Freight and bunkers derivatives	(13.6)	0.0	0.0	(13.6)

Time Charter Equivalent Earnings	657.4	248.5	0.0	905.9
Charter hire	(133.8)	(60.0)	0.0	(193.8)
Operating expenses	(160.0)	(14.3)	0.0	(174.3)

Gross profit/(loss) (Net earnings from shipping activities)	363.6	174.2	0.0	537.8
Profit/(loss) from sale of vessels	30.6	52.2	0.0	82.8
Administrative expenses	(82.6)	(7.3)	0.0	(89.9)
Other operating income	14.4	0.1	0.0	14.5
Share of results of jointly controlled entities	8.0	0.0	19.1	27.1
Depreciation and impairment losses	(118.7)	(7.3)	0.0	(126.0)

Operating profit	215.3	211.9	19.1	446.3
Financial income			16.2	16.2
Financial expenses			(102.4)	(102.4)

Profit/(loss) before tax			(67.1)	360.1
Tax expenses			1.3	1.3

Net profit/(loss) for the year			(65.8)	361.4

BALANCE	As of December 31, 2008
Total non-current assets	2,542.9	199.0	171.3	2,913.2
Total liabilities	177.0	7.8	1,853.6	2,038.4

OTHER INFORMATION
Additions to intangible assets and tangible fixed assets	309.1	68.7	0.0	377.8
Impairment losses recognized in the income statement	0.0	0.0	0.0	0.0
Reversal of impairment losses recognized in the income statement	0.0	0.0	0.0	0.0
Investments in jointly controlled entities	7.8	0.0	122.7	130.5

The activity that TORM owns in a 50/50 joint venture with Teekay and the 50% ownership of FR8 Holding Pte. Ltd. is included in "Not allocated."

During the year there have been no transactions between the Tanker and the Bulk segments, and therefore all the revenue derives from external customers.

	For the year ended December 31, 2009
	Tanker	Bulk	Not allocated	Total
CONSOLIDATED SEGMENT INFORMATION INCOME STATEMENT
Revenue	745,2	117.1	0.0	862.3
Port expenses, bunkers and commissions	(213.5)	(3.9)	0.0	(217.4)
Freight and bunkers derivatives	(12.0)	0.0	0.0	(12.0)

Time Charter Equivalent Earnings	519,7	113.2	0.0	632.9
Charter hire	(163.0)	(57,9)	0.0	(220.9)
Operating expenses	(159.0)	(10.5)	0.0	(169.5)

Gross profit/(loss) (Net earnings from shipping activities)	197.7	44.8	0.0	242.5
Net profit from sale of vessels	0.0	33.1	0.0	33.1
Administrative expenses	(71.7)	(6.5)	0.0	(78.2)
Other operating income	7.4	0.0	0.0	7.4
Share of results of jointly controlled entities	3.5	0.0	(5.8)	(2.3)
Impairment losses on jointly controlled entities	0.0	0.0	(20.0)	(20.0)
Amortizations, depreciation and impairment losses	(126.1)	(6.6)	0.0	(132.7)

Operating profit	10.8	64.8	(25.8)	49.8
Financial income			6.1	6.1
Financial expenses			(74.9)	(74.9)

Profit/(loss) before tax			(94.6)	(19.0)
Tax expenses			1.6	1.6

Net profit/(loss) for the year			(93.0)	(17.4)

BALANCE
	As of December 31, 2009
Total non-current assets	2,655.8	131.1	156.6	2,943.5
Total liabilities	67.7	4.1	1,908.7	1,980.5

OTHER INFORMATION
Additions to intangible assets and tangible fixed assets	261,2	26.4	0.0	287.6
Impairment losses recognized in the income statement	0.0	0.0	(20.0)	(20.0)
Reversal of impairment losses recognized in the income statement	0.0	0.0	0.0	0.0
Investments in jointly controlled entities	8.3	0.0	114.7	123.0

The activity that TORM owned in a 50/50 joint venture with Teekay and the 50% ownership of FR8 Holding Pte. Ltd. is included in "Not allocated."

During the year, there have been no transactions between the Tanker and the Bulk segments, and therefore all the revenue derives from external customers.

Revenue under the Bulk Segment includes an income of USD 26 million, which relates to compensation received for premature redelivery to TORM of four Panamax bulk carriers on long-term time charter contracts.

Please also refer to the section Segment information in note 1.

	For the year ended December 31, 2010
	Tanker	Bulk	Not allocated	Total
CONSOLIDATED SEGMENT INFORMATION INCOME STATEMENT
Revenue	762.9	93.2	0.0	856.1
Port expenses, bunkers and commissions	(293.7)	(5.1)	0.0	(298.8)
Freight and bunkers derivatives	(3.5)	(0.2)	0.0	3.3

Time Charter Equivalent Earnings	472.7	87.9	0.0	560.6
Charter hire	(168.9)	(59.7)	0.0	(228.6)
Operating expenses	(148.4)	(3.8)	0.0	(152.2)

Gross profit/(loss) (Net earnings from shipping activities)	155.4	24.4	0.0	179.8
Net profit/(loss) from sale of vessels	0.0	1.9	0.0	1.9
Administrative expenses	(70.0)	(8.2)	0.0	(78.2)
Other operating income	4.8	0.0	0.0	4.8
Share of results of jointly controlled entities	1.4	0.0	(12.9)	(11.5)
Impairment losses on jointly controlled entities	0.0	0.0	(35.0)	(35.0)
Amortization, depreciation and impairment losses	(138.7)	(2.7)	0.0	(141.4)

Operating profit	(47.1)	15.4	(47.9)	(79.6)
Financial income			2.7	2.7
Financial expenses			(59.3)	(59.3)

Profit/(loss) before tax			(104.5)	(136.2)
Tax expenses			1.0	1.0

Net profit/(loss) for the year			(103.5)	(135.2)

BALANCE
	As of December 31, 2010
Total non-current assets	2,781.4	157.3	45.0	2,983.7
Total liabilities	105.9	4.8	2,060.1	2,170.8

OTHER INFORMATION
Additions to intangible assets and tangible fixed assets	236.9	44.6	0.0	281.5
Impairment losses recognized in the income statement	0.0	0.0	(35.0)	(35.0)
Reversal of impairment losses recognized in the income statement	0.0	0.0	0.0	0.0
Investments in jointly controlled entities	6.1	0.0	66.8	72.9

The activity in TORM's 50% ownership of FR8 Holding Pte. Ltd. is included in "Not allocated."

During the year there have been no transactions between the Tanker and the Bulk segments, and therefore all revenue derives from external customers.

TORM consists of two business segments: The Tanker Division and Bulk Division. This segmentation is based on the Group's internal management and reporting structure.

The Group has only one geographical segment, because the Company considers the global market as a whole, and as the individual vessels are not limited to specific parts of the world.

In the Tanker Division, a major portion of the Company's freight revenue is concentrated on a small group of customers. In 2010, one customer in the Tanker Division accounted for 11% (2009: 13%) of the total freight revenue of the Company.

Please also refer to the section Segment information in note 1.

NOTE 4 - STAFF COSTS (in USD million)

	For the years ended December 31
	2008	2009	2010
Total staff costs
Staff costs included in operating expenses	22.2	22.0	20.9
Staff costs included in administrative expenses	59.1	45.1	49.6

Total	81.3	67.1	70.5

Staff costs comprise the following
Wages and salaries	66.7	54.3	62.8
Share-based compensation	8.9	7.0	2.3
Pension costs	4.5	4.8	4.7
Other social security costs	1.2	1.0	0.7

Total	81.3	67.1	70.5

Hereof remuneration to the Board of Directors and salaries to the Management
Wages and salaries	7.1	5.1	17.3
Share-based compensation	1.5	1.1	0.6
Pension and social security costs	0.2	0.2	0.1

Total	8.8	6.4	18.0

Hereof remuneration to the Board of directors	0.9	1.1	0.9
Hereof salaries to the Management	7.9	5.3	17.1

Total	8.8	6.4	18.0

Hereof remuneration to the Board of Directors and salaries to the Management
2008	Board remuneration	Committee remuneration	Total short-term benefits
Niels-Erik Nielsen	196	10	206
Christian Frigast	128	20	148
Peter Abildgaard	79	0	79
Lennart Arrias	79	0	79
Margrethe Bligaard	79	0	79
Bo Jagd (appointed on 22 April 2008)	54	7	61
Gabriel Panayotides	79	0	79
E. Michael Steimler (appointed on 22 April 2008)	54	0	54
Stefanos-Niko Zouvelos	79	7	86

Total for 2008	827	44	871

	Short-term benefits
2008	Salaries	Bonus	Pension	Share-based compensation	Total
Klaus Kjærulff (1 January – 30 September 2008)	914	2,356	88	948	4,306
Mikael Skov	904	1,325	88	581	2,898
Roland M. Andersen (started on 26 May 2008)	430	293	40	9	772

Total for 2008	2,248	3,974	216	1,538	7,976

Hereof remuneration to the Board of Directors and salaries to the Management
2009	Board remuneration	Committee remuneration	Total short-term benefits
Niels-Erik Nielsen	280	9	289
Christian Frigast	121	19	140
Peter Abildgaard	75	0	75
Lennart Arrias	75	0	75
Margrethe Bligaard	75	0	75
Bo Jagd	75	9	84
Jesper Jarlbæk (appointed on 22 April 2009)	51	7	58
Gabriel Panayotides	75	7	82
E. Michael Steimler (resigned on 19 August 2000)	47	0	47
Angelos Papoulias (appointed on 22 April 2009)	51	0	51
Stefanos-Niko Zouvelos	75	9	84

Total for 2009	1,000	60	1,060

		Short-term benefits
2009	Salaries	Bonus	Pension	Share-based compensation	One-off compensation	Total
Mikael Skov	848	0	84	746	1,865	3,543
Roland M. Andersen	681	633	63	399	0	1,776

Total for 2009	1,529	633	147	1,145	1,865	5,319

One-off compensation for Mikael Skov is compensation for taking the position as CEO in the interim period until Jacob Meldgaard joined as new CEO.

Bonus for Roland M. Andersen was guaranteed as part of the employment contract from 2008.

Hereof remuneration to the Board of Directors and salaries to the Management
2010	Board remuneration	Committee remuneration	Total short-term benefits
Niels-Erik Nielsen	176	9	185
Christian Frigast	115	17	132
Peter Abildgaard	71	0	71
Lennart Arrias	71	0	71
Margrethe Bligaard	71	0	71
Bo Jagd	71	8	79
Jesper Jarlbæk	71	8	79
Gabriel Panayotides	71	8	79
Angelos Papoulias	71	0	71
Stefanos-Niko Zouvelos	71	8	79

Total for 2010	859	58	917

		Short-term benefits
Executive Management 2010	Salaries	Bonus	Pension	Share-based compensation	One-off compensation	Total
Jacob Meldgaard (started on 1 April 2010)	705	0	0	14	11,654	12,373
Roland M. Andersen	682	378	21	278	0	1,359
Mikael Skov (1 January – 11 March 2010)	356	0	21	312	2,670	3,359

Total for 2010	1,743	378	42	604	14,324	17,091

One-off compensation for Mikael Skov is compensation for taking the position as CEO in the interim period until Jacob Meldgaard joined as new CEO.

One-off compensation for Jacob Meldgaard constituting a provision of USD 11.7 million covers the company's obligation to compensate Jacob Meldgaard for the loss he may incur on granted share options, bonus, a.o., that he forfeited due to his resignation from his previous employment. The amount will be conclusively settled and paid in 2012. Bonus for Roland M. Andersen was guaranteed as part of the employment contract from 2008.

Employee information

The average number of permanently employed staff in the Group in the financial year was 533 (2009: 573).
The majority of the staff on vessels are not employed by TORM.
The average number of employees is calculated as a full-time equivalent (FTE).
The members of Management are, in the event of termination by the company, entitled to a severance payment of up to 24 months' salary.

INCENTIVE SCHEME FOR MANAGEMENT AND CERTAIN EMPLOYEES FOR 2010-2012

In 2010, a share option based incentive scheme was established for 39 employees including the executive Management, members of the management group and certain key employees. The Board of Directors is not included in the program. The program comprises share options only and aims at incentivizing the participants to seek to improve the results of the company and thereby the value of the Company, i.e. the share price, to the mutual benefit of themselves and the shareholders of TORM.

The share options can be granted in 2010, 2011 and 2012, and each year the share options are granted at the discretion of the Board of Directors in accordance with criteria determined by the Board of  Directors. The share options vest in connection with the publication of the annual report in the third calendar year following the grant. Vested share options may be exercised from the vesting date until the publication of the annual report in the sixth year from the grant.

The total number of share options granted under the program in the financial year 2010 was 935,736. each share option gives the employee the right to acquire one TORM share of a nominal value of DKK 5. The Company expects that an equivalent total number of share options will be issued in each of the years 2011 and 2012. The share options must be settled in shares.

For grants made in 2010, the exercise price is DKK 49.23 and is calculated as the average of the quoted closing price on NASDAQ OMX Copenhagen a/S for the day of the publication of the interim financial report for the third quarter of 2010 and the following four business days plus a hurdle rate of 12% per annum calculated from the grant until the vesting date.

For grants made in 2011 and 2012, the exercise price will be determined as the sum of the average of the quoted closing price of the NASDAQ OMX Copenhagen a/S for the day of the publication of the annual report for 2010 and 2011, respectively, and the following four business days plus a hurdle rate of 12% per annum calculated from the grant until the vesting date.

The program is subject to Danish law and includes certain adjustment provisions and exercise conditions and other terms customary for share option programs of this nature.

In 2010, an expense of USD 0.1 million has been recognized in the income statement regarding share options granted in 2010.

The fair value of the share options granted in 2010 is based on the Black-Scholes model calculated at USD 1.6 million as per the grant date.

The key assumptions for the calculation of the fair value based on the Black-Scholes model are:

•	The share price at the time of grant is estimated at DKK 34.70 per share based on the closing price at NASDAQ OMX Copenhagen A/S as at 24 November 2010
•	The exercise price is adjusted for TORM dividends
•	The expected dividend rate at the grant date is 0%
•	The volatility on the TORM share is estimated based on the Company's historical volatility and was estimated at 47.76%
•	The risk free interest rate based upon expiry of the options is 1.81%
The options are on average held for a period of 3.8 years

Changes in outstanding share options are as follows:

Total options
Number of share options	2010
Share option program – 2010 to 2012

Executive Management
Granted	304,131
Transferred to resigned employees	0
Exercised	0
Forfeited/expired in 2010	0

Not exercised at December 31, 2010	304,131

Other employees
Granted	631,605
Transferred to resigned employees	0
Exercised	0
Forfeited/expired in 2010	0

Not exercised at December 31, 2010	631,605

Resigned employees
Granted	0
Transferred from Management and other employees	0
Exercised	0
Forfeited/expired in 2010	0

Not exercised at December 31, 2010	0

Total number of share options not exercised at December 31, 2010	935,736

Total number of share options that could be exercised at December 31, 2010	0

INCENTIVE SCHEME FOR MANAGEMENT AND EMPLOYEES FOR
2007-2009

In 2007, an incentive scheme was established for all land-based employees and officers employed on permanent contracts (apart from trainees, apprentices and cadets) that were directly employed in TORM A/S. The Board of Directors is not included in the program. The program covers the financial years of 2007, 2008 and 2009. The program consists of both bonuses and share options.

Bonus

The bonus was awarded based on TORM achieving a calculated RoIC (Return on Invested Capital) in each financial year compared to each year's budgeted RoIC. If the RoIC is higher or lower, the amount available for bonuses will be adjusted accordingly. 75% of the achieved bonus will be paid in cash and 25% in shares, which the employee will own provided that the employee is still employed by the Company after a period of two years. The number of shares granted to the employee will depend on the market price for the TORM share when TORM's annual report for the grant year is published. In addition to the RoIC based bonus, a discretionary bonus could be awarded. In 2009, the RoIC target was not achieved and consequently only the discretionary bonus was awarded. The individual employee's share of the bonus was based partly on the individual's salary and partly on the evaluation of the individual's performance. The employee received the bonus after the publication of TORM's annual report. For the financial year 2010 no bonus has been awarded under this program as it only covers the financial years 2007-2009.

The number of granted shares for 2007 amounts to 106,622 shares of which 11,838 are forfeited. In March 2010, the vesting period for the shares granted in 2007 expired and consequently 94,784 shares have been transferred to the employees in the financial year 2010. The number of granted shares for 2008 amounts to 400,214 shares of which 118,750 are forfeited. no shares have been granted in 2009.

An expense of USD 0.8 million (2009: USD 2.1 million) relating to the amortization of shares for 2007-2008 has been recognized in the income statement for 2010.

Please refer to the annual reports for 2007-2009 for further information regarding bonus under this program in 2007-2009.

Share options

No share options have been granted under this program during the financial year 2010 (2009: 1,245,764). In 2010, 199,324 (2009: 35,544) of the share options granted in 2009, 199,607 (2009: 39,546) of the share options granted in 2008 and 1,358 (2009: 23,491) of the share options granted in 2007 are forfeited. each share option gives the employee the right to acquire one TORM share of a nominal value of DKK 5. The share options can only be settled in shares. The Company's holding of treasury shares covers the share option program.

The share options consist of two elements:

Approximately 50% of the share options were granted with a fixed exercise price (standard options). For the share options granted in 2007, the price is DKK 148.3 per share, and for the following years DKK 159.7 and DKK 171.0 respectively after adjustment for the extraordinary dividend paid out in September 2007 and December 2008.

Approximately 50% of the share options were granted with an exercise price that is determined ultimately with the publication of TORM's annual report after a three-year period, i.e. for the grant for 2009, in March 2012. The exercise price is determined by the relative development in TORM's share price in relation to a defined peer group (peer group options). If the TORM share develops relatively better than the peer group, the share options will have a value.

All share options can be exercised after three years from grant and should be at the latest exercised three years later, however observing the rules about insider trading. For the 2009 grant, share options can be exercised after the publication of the annual report for 2011, in March 2012, and shall be exercised by March 2015 at the latest, and for the 2008 grant, share options can be exercised after the publication of the annual report for 2010, in March 2011, and shall be exercised by March 2014 at the latest. Finally, for the 2007 grant, share options can be exercised after the publication of the annual report for 2009, in March 2010, and shall be exercised by March 2013 at the latest. The share options will be in accordance with Danish law, and the conditions include continued employment in the Company until the share options have vested. In 2010, a total expense of USD 1.4 million (2009: USD 4.9 million) has been recognized in the income statement regarding share options, of which USD 0.4 million relates to share options granted in 2009 (2009: USD 0.5 million), USD 0.5 million (2009: U SD 1.5 million) relates to share options granted in 2008 and USD 0.5 million (2009: USD 2.9 million) relates to share options granted in 2007.

The fair value of the share options granted in 2009, 2008 and 2007 was based on the Black-Scholes and Monte Carlo models and calculated at USD 1.4 million for the 2009 grant, USD 6.3 million for the 2008 grant and USD 10.9 million for the 2007 grant as per the grant date.

The key assumptions for the calculation of the fair value based on the  Black-Scholes and Monte Carlo models are:

•
The share price at the measurement date is estimated at DKK 48.6 per share for the 2009 grant, DKK 140.0 for the 2008 grant and DKK 202.25 for the 2007 grant based on the share price at NASDAQ OMX Copenhagen a/S as per 10 July 2009 for the 2009 grant, 31 March 2008 for the 2008 grant and 9 august 2007 for the 2007 grant.

•	The exercise price (before adjustment for extraordinary dividends) is DKK 201 per share for the 2009 grant, DKK 190 for the 2008 grant and DKK 179 for the 2007 grant.
•
The exercise price will be adjusted for extraordinary TORM dividends amounting to an adjustment of DKK 30.0 per share for the 2009 grant, DKK 30.3 per share for the 2008 grant and DKK 30.7 per share for the 2007 grant.

•	The expected dividend rate at the grant date is estimated at 3% for the 2009 grant, 3% for the 2008 grant and 3% for the 2007 grant of the equity per annum.
•
The volatility of the TORM share is estimated based on the Company's historical volatility and was estimated at 39.2% for the 2009 grant, 34.9% for the 2008 grant and 36% for the 2007 grant, and for the peer group at 30.8% for the 2009 grant, 26% for the 2008 grant and 22% for the 2007 grant.

•	The risk free interest rate based upon expiry of the options is 2.7% for the 2009 grant, 3.8% for the 2008 grant and 4.5% for the 2007 grant.
•	The options are on average held for a period of 4.2 year for the 2009 grant, 4.5 year for the 2008 grant and 4.1 year for the 2007 grant.
•
The correlation rate between peer group and TORM is 92.5% for the 2009 grant, 92.5% for the 2008 grant and 92.5% for the 2007 grant, based on the correlation on the yearly return for the historical share prices during the last ten years.

Changes in outstanding share options are as follows:
	Total options	Options allocation per year
	2010	2007	2008	2009
Share option programme – 2007 to 2009

Executive Management
Granted	752,119	328,349	200,009	223,761
Transferred to resigned employees	(528,358)	(328,349)	(200,009)	0
Exercised	0	0	0	0
Forfeited/expired 2007-2009	0	0	0	0
Forfeited/expired 2010	0	0	0	0

Not exercised at December 31, 2010	223,761	0	0	223,761

Other employees
Granted	2,628,779	759,013	847,763	1,022,003
Transferred to resigned employees	(400,297)	(260,281)	(49,322)	(90,694)
Exercised	0	0	0	0
Forfeited/expired 2007-2009	(168,506)	(68,464)	(64,498)	(35,544)
Forfeited/expired 2010	(400,289)	(1,358)	(199,607)	(199,324)

Not exercised at December 31, 2010	1,659,687	428,910	534,336	696,441

Resigned employees
Granted	39,590	0	39,590	0
Transferred from management and other employees	928,655	588,630	249,331	90,694
Exercised	0	0	0	0
Forfeited/expired 2007-2009	0	0	0	0
Forfeited/expired 2010	0	0	0	0

Not exercised at December 31, 2010	968,245	588,630	288,921	90,694

Total number of not exercised at December 31, 2010	2,851,693	1,017,540	823,257	1,010,896

Of which:
Share options with a fixed exercise price	1,264,566	451,209	365,064	448,293
Share options with an exercise price based on peer group	1,587,127	566,331	458,193	562,603

Total number of share options not exercised at 31 December 2009	3,251,982	1,018,898	1,022,864	1,210,220

Total number of share options that could be exercised at December 31, 2010:
Share options granted in 2007 with a fixed exercise price	451,209	451,209	0	0
Share options granted in 2007 with an exercise price based on peer group	566,331	566,331	0	0

	1,017,540	1,017,540	0	0

Total number of share options that could be exercised at 31 December 2009	0	0	0	0

NOTE 5 - ADMINISTRATIVE EXPENSES (in USD million)

	For the year ended December 31

Remuneration to the auditors appointed at the Annual General Meeting	2008	2009	2010

Deloitte
Audit fees	0.6	0.5	0.5
Audit-related fees	0.2	0.1	0.3
Tax fees	0.2	0.1	0.1
Fees other services	0.3	0.2	0.3

Total fees	1.3	0.9	1.2

NOTE 6 - OTHER INVESTMENTS (in USD million)

Other investments	2009	2010

Other investments include shares in other companies

Cost:
Balance at January 1	6.5	5.4
Additions	0.0	0.0
Disposals	(1.1)	0.0

Balance at December 31	5.4	5.4

Value adjustment:
Balance at January 1	(0.1)	(2.2)
Exchange rate adjustment	0.2	(0.2)
Value adjustment for the year	1.4	0.0
Disposal	(3.7)	0.0

Balance as of December 31	(2.2)	(2.4)

Carrying amount at December 31:	3.2	3.0

Of which listed	0.2	0.2
Of which unlisted	3.0	2.8

NOTE 7 - INTANGIBLE ASSETS (in USD million)

	Goodwill	Other intangible assets	Total

Cost:
Balance at 1 January 2008	89.2	13.4	102.6
Exchange rate adjustment	0.0	0.0	0.0
Additions	0.0	0.0	0.0
Additions through business combination	0.0	0.0	0.0
Disposals	0.0	(10.7)	-10.7
Transferred to/from other items	0.0	0.0	0.0

Balance at 31 December 2008	89.2	2.7	91.9

Depreciation and impairment losses:
Balance at 1 January 2008	0.0	5.9	5.9
Exchange rate adjustment	0.0	0.0	0.0
Disposal	0.0	(10.7)	(10.7)
Reversal of impairment losses	0.0	0.0	0.0
Depreciation and impairment losses for the year	0.0	5.1	5.1

Balance at 31 December 2008	0.0	0.3	0.3

Carrying amount at 31 December 2008	89.2	2.4	91.6

Cost:
Balance at 1 January 2009	89.2	2.7	91.9
Exchange rate adjustment	0.0	0.0	0.0
Additions	0.0	0.0	0.0
Disposals	0.0	0.0	0.0
Transferred to/from other items	0.0	0.0	0.0

Balance at 31 December 2009	89.2	2.7	91.9

Amortisation and impairment losses:
Balance at 1 January 2009	0.0	0.3	0.3
Exchange rate adjustment	0.0	0.0	0.0
Disposal	0.0	0.0	0.0
Amortisation and impairment losses for the year	0.0	0.2	0.2

Balance at 31 December 2009	0.0	0.5	0.5

Carrying amount at 31 December 2009	89.2	2.2	91.4

Cost:
Balance at 1 January 2010	89.2	2.7	91.9
Exchange rate adjustment	0.0	0.0	0.0
Additions	0.0	0.0	0.0
Disposals	0.0	0.0	0.0
Transferred to/from other items	0.0	0.0	0.0

Balance at December 31, 2010	89.2	2.7	91.9

Amortisation and impairment losses:
Balance at 1 January 2010	0.0	0.5	0.5
Exchange rate adjustment	0.0	0.0	0.0
Disposal	0.0	0.0	0.0
Amortisation and impairment losses for the year	0.0	0.2	0.2

Balance at December 31, 2010	0.0	0.7	0.7

Carrying amount at December 31, 2010	89.2	2.0	91.2

Please refer to note 9 for information on impairment testing.

NOTE 8 - TANGIBLE FIXED ASSETS (in USD million)

	Land and buildings	Vessels and capitalized dry-docking	Prepayment on vessels	Other plant and operating equipment	Total
Cost:
Balance at January 1, 2008	4.4	2,393.1	259.4	12.0	2,668.9
Exchange rate adjustment	(0.5)	0,0	0.0	0.0	(0.5)
Additions	0.1	93.4	277.5	6.8	377.8
Disposals	0.0	(99.9)	0.0	(0.8)	(100.7)
Transferred to/from other items	0.0	264.2	(264.2)	0.0	0.0

Balance at December 31, 2008	4.0	2,650.8	272.7	18.0	2,945.5

Depreciation and impairment losses:

Balance at January 1, 2008	0.2	223.3	0.0	6.1	229.6
Exchange rate adjustment	0.0	0.0	0.0	0.3	0.3
Disposals	0.0	(16.4)	0.0	(0.5)	(16.9)
Depreciation for the year	0.1	118.0	0.0	2.9	121.0

Balance at December 31, 2008	0.3	324.9	0.0	8.8	334.0

Carrying amount at December 31, 2008	3.7	2,325.9	272.7	9.2	2,611.5

Hereof finance leases	0.0	0,0	0.0	0.0	0.0

Hereof financial expenses included in cost	0.0	2.3	0.8	0.0	3.1

	Land and buildings	Vessels and capitalized dry-docking	Prepayment on vessels	Other plant and operating equipment	Total
Cost:
Balance at January 1, 2009	4.0	2,650.8	272.7	18.0	2,945.5
Exchange rate adjustment	0.1	0.0	0.0	0.1	0.2
Additions	0.0	44.2	236.9	6.5	287.6
Disposals	0.0	(62.2)	0.0	(1.0)	(67.1)
Transferred to/from other items	0.0	235.8	(235.8)	0.0	0.0
Transferred to non-current assets held for sale	0.0	(49.9)	0.0	0.0	(49.9)

Balance at December 31, 2009	4.1	2,818.7	273.8	23.6	3,116.3

Depreciation and impairment losses:

Balance at January 1, 2009	0.3	324.9	0.0	8.8	334.0
Exchange rate adjustment	0.0	0.0	0.0	0.0	0.0
Disposals	0.0	(18.9)	0.0	(0.6)	(23.4)
Reversal of impairment losses	0.0	0.0	0.0	0.0	0.0
Depreciation for the year	0.1	127.9	0.0	4.6	132.6
Transferred to non-current assets held for sale	0.0	(5.6)	0.0	0.0	(5.6)

Balance at December 31, 2009	0.4	428.3	0.0	12.8	437.6

Carrying amount at December 31, 2009	3.7	2,390.4	273.8	10.8	2,678.7

Hereof finance leases	0.0	42.1	0.0	0.0	42.1

Hereof financial expenses included in cost	0.0	2.5	1.1	0.0	3.6

	Land and buildings	Vessels and capitalized dry-docking	Prepayment on vessels	Other plant and operating equipment	Total
Cost:
Balance at January 1, 2010	4.1	2,818.7	273.8	23.6	3,120.2
Exchange rate adjustment	0.0	0.0	0.0	0.1	0.1
Additions	0.0	73.6	204.5	3.4	281.5
Disposals	0.0	(13.4)	0.0	(2.3)	(15.7)
Transferred to/from other items	0.0	235.0	(235.0)	0.0	0.0

Balance at December 31, 2010	4.1	3,113.9	243.3	24.8	3.386.1

Depreciation and impairment losses:

Balance at January 1, 2010	0.4	428.3	0.0	12.8	441.5
Exchange rate adjustment	0.0	0.0	0.0	0.0	0.0
Disposals	0.0	(11.2)	0.0	(2.0)	(13.2)
Depreciation for the year	0.1	136.7	0.0	4.4	141.2
Loss from sale of newbuildings	0.0	0.0	16.3	0.0	16.3

Balance at December 31, 2010	0.5	553.8	16.3	15.2	585.8

Carrying amount at December 31, 2010	3.6	2,560.1	227.0	9.6	2,800.3

Hereof finance leases	0.0	39.5	0.0	0.0	39.5

Hereof financial expenses included in cost	0.0	2.5	1.6	0.0	4.1

Included in the carrying amount for vessels and capitalized dry-docking are capitalized dry-docking costs in the amount of USD 40.0 million (2009: USD 35.5 million).

For information on assets used as collateral security, please refer to note 17.

In all material aspects, the depreciation under Other plant and operating equipment of USD 4.4 million relates to administration (2009: USD 4.6 million).

Please refer to note 9 for information on impairment testing.

NOTE 9

 IMPAIRMENT TESTING

As at December 31, 2010, Management performed a review of the recoverable amount of the assets by assessing the net selling price  and the value in use for the significant assets within the two cash generating units the Tanker Division and the Bulk Division and the investment in 50% of FR8.

Based on the review, Management concluded that assets within the Tanker Division and the Bulk Division were not impaired, whereas the carrying amount of the investment in 50% of FR8 should be reduced by an impairment loss of USD 35.0 million in addition to the impairment loss of USD 20.0 million recognized in 2009. The recoverable amount of the investment in 50% of FR8 amounted to USD 66.8 million as at December 31, 2010. The recoverable amount of the Tanker Division and the investment in 50% of FR8 is the value in use, whereas the recoverable amount of the Bulk Division is the net selling price.

In the assessment of the net selling price, Management included a review of market values derived as the average of three internationally acknowledged shipbrokers' valuations. The assessment of the value in use was based on the present value of the expected future cash flows derived from discounted cash flow calculations. The calculation of value in use is very sensitive to the key assumptions which are considered to be related to the future development in freight rates and to the WACC applied as discounting factor in the calculations. The sensitivities have been assessed as follows, all other things being equal:

•	A decrease in freight rates of up to approximately 10% over the remaining life of the vessels would not lead to impairment of assets within the Tanker Division and the Bulk Division.
•	An increase in WACC of 2%-points would not lead to impairment of assets within the Tanker Division and the Bulk Division.

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
•
Freight rate estimates in the period 2011 to 2013 are based on the extensive experience and knowledge of the market embedded in the Tanker Division as expressed in the Company's business plans. Freight rates beyond 2013 are based on the 10-year historic average freight rates from Clarksons adjusted by the inflation rate.

•
Operating expenses and administrative expenses are estimated based on experience and knowledge of the market as well as plans and initiatives outlined in the operating budgets and business plans for the period 2011 to 2013. Beyond 2013, operating expenses per operating day and administrative expenses are expected to increase with the inflation rate.

•	WACC is set to 8.2% for the Tanker Division and 9.2% for FR8. WACC is calculated using a standard WACC model in which cost of equity, cost of debt and capital structure are the key parameters.
•	The inflation rate is based on the US Federal Reserve and ECB inflation target over the medium term, currently set to 2%.

Management believes that these major assumptions are reasonable.

NOTE 10 – FINANCIAL INCOME AND EXPENSES (in USD million)

	For the years ended December 31
	2008	2009	2010
Financial income
Interest income from cash and cash equivalents, etc.	7.3	1.3	0.5
Gain on sale of other investments (available-for-sale)	2.6	3.7	0.0
Dividends	1.3	0.1	0.0
Fair value adjustments on derivative financial instruments	0.0	0.0	2.2
Exchange rate adjustments including net gains/loss from forward exchange rate contracts	5.0	1.0	0.0

	16.2	6.1	2.7

Financial expenses
Interest expense on mortgage and bank debt including net gains/loss on interest related derivatives	79.7	52.8	50.6
Fair value adjustments on derivative financial instruments	14.7	21.4	0.0
Exchange rate adjustments	0.0	0.0	2.6
Other financial expenses	8.5	1.2	6.6
Hereof included in the cost of tangible fixed assets	(0.5)	(0.5)	(0.5)

	102.4	74.9	59.3

Total financial items	(86.2)	(68.8)	(56.6)

NOTE 11 – FREIGHT RECEIVABLES, ETC. (in USD million)

Analysis as of December 31 of freight receivables, etc.

	For the years ended December 31
	2009	2010
Freight receivables, etc.
Neither past due nor impaired	29.7	55.1
Due < 30 days	21.1	21.0
Due between 30 days and 180 days	4.6	23.7
Due > 180 days	6.7	8.4

Total freight receivables, etc.	62.1	108.2

At December 31, 2010, freight receivables included receivables at a value of USD 0.2 million (2009: USD 0.1 million), that are individually determined to be impaired to a value of USD 0.0 million (2009: USD 0.0 million).

Movements in provisions for impairment of freight receivables during the year are as follows:

	For the years ended December 31
	2009	2010
Provisions for impairment of freight receivables, etc.
Balance at January 1	0.1	0.1
Provisions for the year	0.0	0.1
Provisions reversed during the year	0.0	0.0
Provisions utilized during the year	0.0	0.0

Balance at December 31	0.1	0.2

Provision for impairment of freight receivables has been recognized in the income statement under Port expenses, bunkers and commissions. The provision is based on an individual assessment of each individual receivable.

NOTE 12 OTHER RECEIVABLES – (in USD million)

	For the years ended December 31
	2009	2010

Partners and commercial management	1.1	1.5
Derivative financial instruments	2.7	2.4
Receivables in joint ventures	2.6	3.7
Tax receivables	1.2	0.8
Miscellaneous, including items related to shipping activities	9.2	4.3

Other receivables	16.8	12.7

NOTE 13 - TAXES (in USD million)

	For the years ended December 31
	2008	2009	2010
TAX ON PROFIT FOR THE YEAR AND DEFERRED TAX

Current tax for the year	(3.0)	(3.3)	(1.3)
Adjustment related to previous years	3.8	4.9	1.7
Adjustment of deferred tax	0.5	0.1	0.6

Tax expenses	1.3	1.7	1.0

RECONCILIATION OF THE EFFECTIVE CORPORATION TAX RATE FOR THE YEAR

Corporation tax rate in Denmark	25.0%	25.0%	25.0%
Differences in tax rates, foreign subsidiaries	(7.8%)	46.4%)	2.9%)
Differences in tax rates, foreign jointly controlled entities	(1.3%)	(15.2%)	(2.4%)
Adjustment of tax related to previous years	(1.0%)	25.6%	1.2%
Change in deferred tax due to reduction of Danish corporation tax from 28% to 25%	(0.0%)	(0.0%)	(0.0%)
Effect due to the tonnage tax scheme	(15.3%)	(72.9%)	(26.0%)

Effective corporate tax rate	(0.4%)	8.9%	0.7%

The Company participates in the tonnage tax scheme in Denmark.  The participation in the tonnage tax scheme is binding until December 31, 2016.

Under the Danish tonnage tax scheme, income and expenses from shipping activities are not subject to direct taxation. Instead the taxable income is calculated from:

•	The net tonnage of the vessels used to generate the income from shipping activities.
•	A rate applicable to the specific net tonnage of the vessel, based on a sliding scale.
•	The number of days the vessels are used during the year.

The Company expects to participate in the tonnage tax scheme after the binding period and at a minimum to maintain its current investing and activity level.

Payment of dividends to the shareholders of TORM A/S has no tax implications for TORM A/S.

For the years ended December 31
	2009	2010

Deferred tax liability
Balance at January 1	55.1	55.0
Deferred tax for the year	(0.1)	(0.6)

Balance at December 31	55.0	54.4

Essentially all deferred tax relates to vessels included in the transition account under the Danish tonnage tax scheme.

NOTE 14 - COMMON SHARES

	As of December 31
	2009	2010	2009	2010
	Number of shares, million	Number of shares, million	Nominal value, DKK million	Nominal value, DKK million
Balance at January 1	72.8	72.8	364.0	364.0
Share split	-	-	-	-

Balance at December 31	72.8	72.8	364.0	364.0

The common shares consist of 72.8 million shares of a nominal value of DKK 5 each. No shares carry special rights. All issued shares are fully paid.

In May 2007, the denomination of the Company's shares was changed from DKK 10 per share to DKK 5 per share. The nominal value of the  Company's common shares remained unchanged DKK 364.0 million, whereas  the number of shares were changed from 36.4 million shares of DKK 10 each to 72.8 million shares of DKK 5 each.

TREASURY SHARES

	2009	2010	2009	2010	2009	2010
	Thousands of shares	Thousands of shares	Nominal value DKK million	Nominal value DKK million	% of share capital	% of share capital

Balance at January 1	3,556.4	3,556.4	17.8	17.8	4.9	4.9
Purchase	0.0	0.0	0.0	0.0	0.0	0.0
Sale	0.0	0.0	0.0	0.0	0.0	0.0
Share options exercised	0.0	(94.8)	0.0	0.5	0.0	(0.1)

Balance at December 31	3,556.4	3,461.6	17.8	17.3	4.9	4.8

The total consideration for the treasury shares was USD 17.9 million.

At December 31, 2010, the Company's holding of treasury shares represented 3,461,580 shares (2009: 3,556,364 shares) of DKK 5 each at a total nominal value of USD 3.1 million (2009: USD 3.4 million) and a market value of USD 24.5 million (2009: USD 34.7 million). The retained shares equates to 4.8% (2009: 4.9%) of the Company's common shares.

The total consideration in respect of the purchase of treasury shares was USD 0.0 million (2009: USD 0.0 million), and for the sale of shares it was USD 0.0 million (2009: USD 0.0 million). The treasury shares are held as a hedge of the Company's program for share-based compensation.

NOTE 15 – MORTGAGE DEBT AND BANK LOANS (in USD million)

	As of December 31,
To be repaid as follows:	2009	2010

Falling due within one year	141.5	211.3

Total current	141.5	211.3

Falling due between one and two years	185.0	207.7
Falling due between two and three years	180.0	834.4
Falling due between three and four years	726.7	192.7
Falling due between four and five years	174.8	131.6
Falling due after five years	362.8	384.0

Total non-current	1,629.3	1,750.4

Total	1,770.8	1,961.7

The presented amounts to be repaid are adjusted by directly related costs arising from the issuing of the loans by USD 11.1 million (2009: USD 9.8 million), which are amortized over the term of the loans.

			Effective	Effective	Fair	Fair
		Fixed/	interest	interest	Value	Value
	Maturity	floating	2009	2010	2009	2010

LOAN
USD	2011	Fixed	4.4%	4.4%	51.9	47.7
USD	2012	Fixed	4.4%	4.4%	55.7	51.4
USD	2013	Fixed	4.4%	4.4%	31.3	29.0
USD	2013	Floating	2.1%	2.0%	822.1	868.7
USD	2014	Floating	2.1%	1.4%	215,0	193.3
USD	2015	Floating	3.6%	4.1%	149.9	136.1
USD	2016	Floating	2.2%	1.9%	454.6	488.1
USD	2018	Floating	-	3.5%		81.2
USD	2020	Floating	-	3.6%		77.3

Weighted average effective interest rate			2.4%	2.3%
Fair value					1,780.5	1,972.8

The Group has an early settlement option to repay the loans.

Part of the loans with floating interest rate have been swapped to a fixed interest rate. Please refer to note 24 for further information on interest rate swaps.

Certain of TORM's loan agreements contain minimum requirements to the liquidity and solvency of TORM and other restrictions, which may limit TORM's ability to:

•	Enter into mergers or corporate restructurings or effect material divestments, if such would be materially adverse to the Company
•	Materially change the operations or purpose of the Company

TORM must comply with the following requirements:

•	Equity ratio must exceed 25%
•	Equity must exceed DKK 1.25 billion (corresponding to USD 222.7 million at December 31, 2010)
•	Cash available must exceed USD 25 million for a significant part of the loans and USD 60 million for the rest

As of December 31, 2010, TORM complies with these minimum requirements and covenants. Based on TORM's expected future cash flow, investment program, etc. TORM expects to comply with the requirements and covenants until the maturity of the loan agreements.

Please refer to the section 'Risk management' and note 25 for further information on financial risks.

NOTE 16 – OTHER LIABILITIES (in USD million)	As of December 31,
	2009	2010
Partners and commercial managements	0.4	3.3
Accrued operating expenses	9.7	5.7
Accrued interests	5.5	5.7
Wages and social expenses	19.1	22.3
Derivative financial instruments	37.9	24.5
Payables to joint ventures	1.2	0.8
Tax payables, etc.	0.3	0.0
Miscellaneous, including items related to shipping activities	8.8	7.9

	82.9	70.2

NOTE 17 – COLLATERAL SECURITY (in USD million)

Collateral security for mortgage debt and bank loans:
	As of December 31,
	2009	2010
Vessels	1,780.5	1,972.8

	1,780.5	1,972.8

The total carrying amount for vessels that have been provided as security amounts to USD 2,487 million as of December 31, 2010. (2009: 2,060 million).

NOTE 18 – GUARANTEE AND CONTINGENT LIABILITIES (in USD million)

	As of December 31,
	2009	2010
Guarantee liabilities	0.0	0.0

The guarantee liability for the Group is less than USD 0.1 million and relates to guarantee liabilities to the Danish Shipowners' Association.

NOTE 19 - CONTRACTUAL LIABILITIES - (in USD million)

AS LESSEE (operating leases) Charter hire for vessels on time charter (incl. vessels not delivered):

	2009	2010
Falling due within one year	230.5	269.2
Falling due between one and two years	227.2	237.8
Falling due between two and three years	220.0	191.1
Falling due between three and four years	195.7	164.4
Falling due between four and five years	147.5	116.6
Falling due after five years	207.4	158.3

	1,228.3	1,137.4

Average period until redelivery (years)	3.6	3.3

Leases have been entered into with a mutually non-cancelable lease period of up to eight years. Certain leases include an option to renew for one or two additional years at a time for up to three years and/or a purchase option. Exercise of the purchase option on the individual vessel is based on an individual assessment. Certain leases include a profit sharing element implying that the actual charter hire may be higher.

Newbuilding installments and exercised purchase options (purchase obligations):
Falling due within one year	245.7	164.7
Falling due between one and two years	107.7	84.9
Falling due between two and three years	93.3	8.5
Falling due between three and four years	8.4	0.0
Falling due between four and five years	0.0	0.0
Falling due after five years	0.0	0.0

	455.1	258.1

Other operating leases:
Falling due within one year	7.7	6.9
Falling due between one and two years	7.1	6.7
Falling due between two and three years	7.0	6.5
Falling due between three and four years	6.9	4.9
Falling due between four and five years	5.2	1.5
Falling due after five years	3.1	1.7

	37.0	28.2

Other operating leases primarily consist of contracts regarding office spaces, cars and apartments as well as It-related contracts.

During the year, charter hire expenses have been recognized in the income statement by USD 228.6 million (2009: USD 220.9 million) of which USD 0.0 million (2009: USD (0.3) million) relate to profit sharing elements. Other operating lease expenses have been recognized in the income statement by USD 5.8 million (2009: USD 6.7 million).

CONTRACTUAL LIABILITIES - AS LESSOR (operating leases) (in USD million)

Charter hire income for vessels on time charter and bareboat charter (incl. vessels not delivered):
	2009	2010
Falling due within one year	251.9	108.0
Falling due between one and two years	73.4	28.3
Falling due between two and three years	17.2	5.8
Falling due between three and four years	5.8	2.8
Falling due between four and five years	2.8	0.0
Falling due after five years	0.0	0.0

	351.1	144.9

Average period until redelivery (year)	0.7	0.6

Certain leases include a profit-sharing element implying that the actual charter hire income may be higher.

Charter hire income for vessels on time charter and bareboat charter is recognized under revenue.

NEWBUILDING CONTRACTS

At December 31, 2010, TORM had contracted ten newbuildings (2009: 15 newbuildings) to be delivered during 2011 to 2013. For all ten vessels the total outstanding contractual commitment amounted to USD 258 million as at December 31, 2010 (2009: USD 455 million). TORM called no options in 2010 to acquire any vessels on time charter.

NOTE 20 – FINANCE LEASE LIABILITIES – AS LESSEE - (in USD million)

Lease liabilities regarding finance lease assets	Minimum lease payments	Interest element	Carrying amount
2009
Falling due within one year	4.9	(3.1)	1.8
Falling due between one and five years	19.6	(10.4)	9.2
Falling due after five years	27.4	(4.8)	22.6

	51.9	(18.3)	33.6

Fair value			33.6

2010
Falling due within one year	4.9	(2.9)	2.0
Falling due between one and five years	19.6	(9.5)	10.1
Falling due after five years	23.7	(2.8)	20.9

	48.2	(15.2)	33.0

Fair value			33.0

Finance lease relates to an MR product tanker chartered on bareboat for a period of eight years expiring no later than in 2017. the company has an option to purchase the vessel at the end of the 5th, 6th and the 7th year of the charter period. At the expiry of the charter period, the company has an obligation to purchase the vessel.

NOTE 21 - TIME CHARTER CONTRACTS

As of December 31, 20010, TORM had entered into the following time charter contracts as lessee:

	2009		2010
Year/ Vessel type		Average daily T/C in cost		Average daily T/C in cost
	T/C in days	USD	T/C in days	USD

2010:
LR2	379	24,456	-	-
LR1	5,059	21,435	-	-
MR	3,285	16,994	-	-
SR	13	22,500	-	-
Panamax	3,702	15,301	-	-
2011:
LR1	4,791	22,754	6,066	21,499
MR	3,619	17,394	3,468	16,744
Panamax	3,582	15,425	4,412	15,462
Handymax	-	-	745	16,757
2012:
LR1	3,959	23,956	4,843	21,910
MR	3,166	18,367	3,108	16,164
Panamax	4,227	15,848	4,384	15,885
Handymax			698	16,857
2013
LR1	2,980	25,146	2,994	23,882
MR	2,892	18,160	2,864	15,927
Panamax	4,210	16,215	4,211	16,190
Handymax	-	-	365	15,995
2014
LR1	2,218	24,000	2,219	24,000
MR	2,190	16,155	2,190	16,155
Panamax	3,697	15,938	4,338	16,111
2015
LR1	206	24,000	558	24,000
MR	1,976	16,155	1,980	16,203
Panamax	3,290	15,936	4,023	16,232
2016
MR	397	16,133	549	16,676
Panamax	2,148	16,269	2,781	16,590
2017
MR	278	15,900	279	15,900
Panamax	1,825	16,466	2,555	16,683
2018
Panamax	1,361	16,466	2,015	17,018
2019
Panamax	730	17,450	820	17,423
2020
Panamax	410	17,450	412	17,450

The above-mentioned time charter contracts are included in the contractual liabilities in note 19.

The number of T/C in days in the table above is different from the number of T/C in days in the table on page 9. In the table on page 9, the number of T/C in days is reduced by the expected available earning days as defined at page 46.

NOTE 22 – PURCHASE OPTIONS ON VESSELS

As at December 31, 2010, TORM had the following purchase options on vessels:

Exercise/ Vessel type	Number of vessels	Average age of vessels, years	Average option exercise price as at 31 Dec. 2010 USD million

2011
LR1	1	4.9	34.5
MR*)	1	4.0	38.4
Panamax*)	3	1.8	42.7
2012
Panamax	1	3.0	36.9
2013
Panamax	3	4.3	41.1
2014
MR ***)	2	8.8	36.4
Panamax	1	5.0	45.0
2015
Panamax	1	5.0	49.2
2016
Panamax	1	5.0	55.4
2017
Panamax	2	5.0	54.7
2018
Panamax	1	7.0	55.4

Total	17

At December 31, 2010, TORM had purchase options on 17 vessels.

*)	The stated option price is the minimum option price for the vessel. There is a 50/50 profit sharing on thedifference between the market price and the option price.

**)	Each option can be exercised if the market price for the vessel exceeds the option price by minimum USD 2million There is a 50/50 profit sharing on the difference between the market price and the option price.

***)	In addition to a purchase option, TORM has a purchase obligation at the end of the current bareboat chartercontract on one of the MR vessels. Please refer to note 20 for further information.

NOTE 23 – ACQUIRED TIME CHARTER CONTRACTS (in USD million)

The Company has under a business combination acquired some time charter contracts which have been measured at fair value and recognised as a liability as of the acquisition date. This liability is amortized over the life of the underlying time charter contract and is recognised as income under Revenue.

The table below shows the amortization:

	2009	2010
AMORTIZATION OF ACQUIRED TIME CHARTER CONTRACTS
Amortization within one year	3.8	0.0
Amortization between one and two years	0.1	0.0
Amortization between two and three years	0.0	0.0
Amortization between three and four years	0.0	0.0
Amortization between four and five years	0.0	0.0
Amortization after five years	0.0	0.0

	3.9	0.0

During the year, amortization of acquired time charter contracts has been recognized as an income by USD 3.9 million (2009: USD 11.1 million).

NOTE 24 – DERIVATIVE FINANCIAL INSTRUMENTS (in USD million)

The table below shows the fair value of the derivative financial instruments:

	Fair value at December 31, 2009	Fair value at December 31, 2010

Hedge accounting cash flow:
Derivative financial instruments regarding interest rate and currency exchange rate:
Forward exchange rate contracts	(0.6)	(0.5)
Interest rate swaps	(2.7)	(1.4)
Non-hedge accounting:
Derivative financial instruments regarding interest rate:
Interest rate swaps	(26.4)	(21.3)
Derivative financial instruments regarding freight and bunkers:
Bunker swaps	(0.6)	(0.2)
FFAs	(4.7)	0.0
Derivative financial instruments regarding options on vessels:
Right to share of gain on purchase options on vessels	8.9	6.0
Acquired liabilities related to options on vessels	(3.7)	(1.9)

	(29.8)	(19.3)

Hereof included in: Non-current assets
Other financial assets	8.5	6.0

Current assets
Other receivables	1.2	0.5
Other financial assets	0.4	0.0

Non-current liabilities
Acquired liabilities related to options on vessels	(1.9)	0.0

Current liabilities
Other liabilities	(36.2)	(23.9)
Acquired liabilities related to options on vessels	(1.8)	(1.9)

	(29.8)	(19.3)

The table below shows realized amounts as well as fair value adjustments regarding derivative financial instruments recognized in income statement and equity in 2009 and 2010:

		Fair value adjustments
		Income statement
	Revenue	Port expenses, bunkers and comm.	Freight and bunkers derivatives	Financial items	Equity Hedging reserves

Bunker swaps	-	(27.5)	(2.0)	-	44.0
FFAs	25.3	-	(9.9)	-	(16.7)
Forward exchange contracts	-	-	-	2.8	(1.6)
Forward rate agreement	-	-	-	(0.1)	0.1
Interest rate swaps	-	-	-	(12.6)	3.6
Currency options	-	-	-	2.4	-
Acquired liabilities related to options on vessels	-	-	-	5.4	-
Right to share of gain on purchase options on vessels	-	-	-	(31.3)	-

Total 2009	25.3	(27.5)	(11.9)	(33.4)	29.4

Bunker swaps	-	-	-	-	-
FFAs	-	-	3.3	-	-
Forward exchange contracts	-	-	-	(3.5)	-
Interest rate swaps	-	-	-	(16.2)	1.4
Currency options	-	-	-	(0.1)	-
Right to share of gain on purchase options on vessels	-	-	-	(2.9)	-

Total 2010	0.0	0.0	3.3	(22.7)	1.4

Please refer to the section 'Risk Management' and note 25 for further information on commercial and financial risks.

The forward exchange rate contracts with a fair value of USD (0.5) million (2009: USD (0.6) million) are designated as hedge accounting to hedge a part of TORM's payments in 2011 regarding administrative and operating expenses denominated in DKK.

The interest rate swaps with a fair value of USD (1.4) million (2009: USD (2.7) million) are designated as hedge accounting to hedge a part of TORM's interest payments during the period 2011 to 2016.

The gains or losses on these contracts will be recognized in the income statement when realized together with the hedged items.

NOTE 25

RISKS ASSOCIATED WITH TORM'S ACTIVITIES

The risks can generally be divided into four main categories: Long-term strategic risks, industry and market-related risks, operational and compliance risks and financial risks.

LONG-TERM STRATEGIC RISKS

Industry-changing risks, such as the substitution of oil for other energy sources and radical changes in transportation patterns, are considered to have a relatively high potential impact but are long-term risks. Management continues to monitor long-term strategic risks to ensure the earliest possible mitigation of potential risks as well as to develop necessary capabilities to exploit opportunities created by the same risks.

INDUSTRY AND MARKET-RELATED RISKS

Industry and market-related risk factors relate to changes in the markets and in the political, economic and physical environment that Management cannot control and can only influence to a very limited degree. However, as industry- and market-related factors can be a significant risk, it is essential that they are monitored and taken into consideration in the long-term planning and in the short-term execution of the strategy.

POLITICAL AND MACROECONOMIC RISKS

The cargoes that TORM's vessels carry around the world include refined oil products, iron ore, coal, grain and other commodities, for which the demand is highly dependent on macroeconomic developments and political decisions. These decisions and developments also affect the price of bunkers and steel as well as the rules under which TORM operates, e.g. in relation to the protection of the environment. Changes in demand for the cargoes that TORM carries affect the revenues, changes in bunker prices, e.g. due to a possible environment charge added to the bunker prices, affect the operation expenses and changes in steel prices affect the prices of vessels. Rules governing the environmental impact of shipping are currently an area of great uncertainty. Additional environmental regulations are likely to be introduced, either on a global basis under the auspices of the IMO or area-wise like in the EU and/or as local rules for specific countries. Such factors may ultimately affect the Company's earnings and value.

TORM monitors product tanker and bulk market developments as well as the global economic trends that are likely to affect the Company's business areas. The analysis of supply and demand on pages 16-18 and 22-23 is an example of this. In addition, the Company supports and participates in industry and political forums working to shape the future for the shipping industry in order to follow and possibly influence the direction to protect the interests of the Company.

FREIGHT RATE VOLATILITY

The Company's income is principally generated from voyages carried out by its fleet of vessels. As such, TORM is exposed to the considerable volatility that characterizes freight rates.

In the tanker segment, it is the Company's strategy to seek a certain exposure to this risk, as volatility also represents an opportunity as earnings historically have been higher in the day-to-day market compared to time charters. On the other hand, TORM is aiming at reducing the sensitivity to the volatility of freight rates by achieving economies of scale, by actively seeking the optimal geographical positioning of the fleet and by optimizing the service offered to customers.

Within the tanker segment, freight income is to a certain extent covered against the general volatility through the use of physical contracts, such as cargo contracts and time charter agreements with durations of 6-24 months. In addition to these, TORM uses financial instruments such as forward freight agreements (FFAs) and paper based time charter contracts, with coverage of typically 6-12 months forward, based on market expectations and in accordance with the Company's risk management policies.

In 2010, 44% of freight earnings deriving from the Company's tankers were secured in this way compared to 48% in 2009. Time charter contracts accounted for 65% (2009: 84%) of overall hedging, as this hedging instrument resulted in higher rates than those offered by the forward market. In 2010, the Company entered into FFAs with a total contract value of USD 263 million (2009: 292 million). At the end of 2010, the coverage for 2011 was at a relatively low level (24%) (2009: 31%).

FFA trade and other freight-related derivatives are subject to specific policies and guidelines approved by the Board of Directors including trading limits, stop-loss policies, segregation of duties and other internal control procedures. Transactions are registered in an industry-developed IT system, which provides mark-to-market reports to Management and input for financial reporting.

For the bulk segment, TORM will seek to have high coverage. The targeted coverage for the next 12 months rolling is more than 75% for the core fleet of owned and time charter vessels. TORM will actively seek cover using the spot market, re-letting time charters and/or using derivative instruments to minimize the exposure to the market risks.

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

All things being equal, a freight rate change of USD/day 1,000 would lead to the following change in profit before tax based on the expected number of earning days for the coming financial year to the extent the Company's vessels have not already been chartered out at fixed rates:

USD million	2010	2011

Sensitivity to Changes In Freight Rates

Change in freight rates of USD/day 1,000:
Change in profit before tax	24.0	30.9

Sales and Purchase Price Fluctuations

•               It is a core element of TORM’s strategy to maintain and expand a large fleet of modern vessels, particularly in the product tanker segment, by contracting newbuildings and through transactions in the second-hand market. As a result, the Company is exposed to risk associated with changes in the value of the vessels, which can vary considerably during their useful lives.

It is the Company's policy to be in a position to purchase and sell tonnage when the timing is optimal. The policy is pursued by consistently maintaining a strong financial position and by not entering into positions that potentially could force the Company to sell tonnage at inappropriate times or otherwise impact the Company's result or financial position. In 2010, TORM entered into an agreement to sell two Kamsarmax dry bulk newbuildings with delivery in 2011 for a total consideration of USD 90 million with a total net loss of USD 16 million. The sale is considered attractive given the large number of new vessel deliveries in the coming years coupled with the volatility of the dry bulk market, which may present interesting opportunities in the short to medium term.

Bunker Price Fluctuations

•               The Company’s operating profit is affected by movements in the price of fuel oil consumed by the vessels – known in the industry as bunkers. The cost of bunkers accounted for 65% of total voyage costs in 2010 and is by far the biggest single cost related to a voyage.

To reduce the exposure to this risk, the Company hedges a part of its bunker requirements using oil derivatives.

Within the tanker segment, bunker requirements are hedged with coverage usually provided for a period of up to 12 months forward.

Bunker trade is subject to specific risk policies and guidelines approved by the Board of Directors including trading limits, stop-loss, stop-gain and stop-at-zero policies, segregation of duties and other internal control procedures.

For the bulk carriers, the bunker requirements are similarly hedged to match cargo contract commitments.

In 2010, TORM covered 0% (2009: 10%) of its bunker requirements using hedging instruments. As at December 31, 2010, TORM had hedged the price for 0% (2009: 0.0%) of its bunker requirements in the spot market for 2011, and the total market value of bunker hedge contracts at year-end was USD (0.2) million (2009: (0.6) million) of which the spot market contracts amounted to USD 0.0 million (2009: 0.0 million).

TORM applies hedge accounting to certain bunker hedge contracts. Hedge accounting is applied systematically and is based upon specific policies.

All things being equal, a price change of 10% per ton of bunker oil would lead to the following change in expenditure based on the expected bunker consumption in the spot market:

USD million	2010	2011

Sensitivity to Changes in Bunker Price Fluctuations

Increase in the bunker prices of 10% per ton:
Change in bunker expenses	32.6	43.7

Note that historically increases in the bunker price are to a significant extent reflected in similar increases in freight rates.
OPERATIONAL RISKS

Operational risks are risks associated with the ongoing operations of the business.

VESSEL UTILIZATION

•               In the tanker segment, TORM is a shipowner with a large fleet of modern double-hulled vessels. The Company’s strategic focus is to provide a quality service to cargo holders. The Company primarily operates in the spot market. Consequently, vessel utilization is a significant risk factor. In the bulk segment, tonnage is chartered out on time charter contracts, and the risk pattern in terms of reemployment of these vessels is therefore slightly different, as the Company has more time to plan the subsequent employment period. Coverage of its core fleet is also pursued by means of Contracts of Affreightment (COAs), while retaining capacity to operate in the spot market to optimize freight rates.

By operating a large tanker fleet and through careful matching of front and back haul cargoes, the Company strives to achieve an optimal geographical coverage and market presence and minimize ballast time and waiting days. On this basis, TORM is able to maximize its vessel utilization.

SAFE OPERATION OF VESSELS

•               Groundings, collisions, pollution or similar events can have serious consequences, and operation of vessels is consequently heavily regulated by statutory bodies. Such events could result in changes to the Company’s financial position, in the short-term through loss of hire, cost of vessel repairs, claims and penalties and in the longer term through loss of reputation caused by delays and customer dissatisfaction. In addition, many customers including the major oil companies have set up own standards relating to safety, protection of the environment, etc. that the vessel, the crew and the shore-based operation must meet in order to be allowed to transport their oil products. Inspections, so-called vettings, are carried out by the oil companies to ensure that their standards are met.

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

The Company's Quality Management System (QMS) addresses the security, safety, environmental and quality requirements of mandatory and voluntary standards. For further details on health, safety and environment, please refer to the Corporate Social Responsibility (CSR) section of the annual report, pages 26-29.

AVAILABILITY OF EXPERIENCED SEAFARERS AND STAFF

               The availability of experienced seafarers and staff is crucial to achieve the desired high standard of vessel operation.

TORM recruits seafarers from four different geographical areas in order to be able to select the best qualified staff and to avoid undue reliance on a specific manning source. TORM is dedicated to training and development of seafarers and shore-based staff and aims to be considered a first-class shipping company to work for.

TORM also believes that focus on retention of its employees is of utmost importance. Therefore, each year a number of initiatives are initiated to improve job satisfaction, engagement and loyalty. For 2011, initiatives will be initiated within leadership training for senior officers, increased focus on performance management of all seafarers, focus on crew welfare (e.g., sport facilities on board) as well as offering Internet access at home for all seafarers.

TERRORISM AND PIRACY

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

TORM has implemented extensive best-practice security instructions for vessels sailing in the high-risk areas, and these are regularly updated according to the current situation. The vessels are equipped with barbed wire and there are bulletproof jackets and helmets on board. Furthermore the seafarers are trained, practically and mentally, in handling dangerous situations.

Due to the escalating nature of piracy around the Horn of Africa and the Indian Ocean, TORM now accepts the option of having armed guards on board its vessels when extreme and exceptional situations call for it. The Company's fundamental belief that armed guards may escalate the conflict with the pirates and do not constitute a solution in itself is, however, unchanged.

Long-term solutions to the piracy issue include increased international naval capacity and focus against pirate mother ships, prosecution and imprisonment of the pirates, establishment of an efficient coast guard in Somalia and a general political stabilization in Somalia in order for the pirates and their families to have a decent alternative to their current life.

For information on TORM's escalated focus and procedures in 2010, please refer to page 28.

INSURANCE COVERAGE

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

In order to reduce the exposure to this risk, the fleet is insured against such risks to the extent possible. The total insurance program comprises a broad cover of risks in relation to the operation of vessels and transportation of cargoes, including personal injury, environmental damage and pollution, cargo damage, third-party casualty and liability, hull and engine damage, total loss and war. All of TORM's owned vessels are insured for an amount corresponding to their market value plus a margin to cover any fluctuations. Liability risks are covered in line with international standards. Furthermore, all vessels are insured for loss of hire for a period of up to 90 days in the event of a casualty.

It is TORM's policy to cooperate with financially sound international insurance companies with a credit rating of BBB or better – presently some 14-16 companies along with two P&I clubs to diversify risk. The P&I clubs are member of the internationally recognized collaboration, International Group of P&I clubs, and the company's vessels are each insured for the maximum amounts available in the P&I system. At the end of 2010, the aggregate insured value of hull and machinery and interest for TORM's owned vessels and newbuildings amounted to USD 2.8 billion (2009: USD 3.3 billion).

STABILITY OF IT SYSTEMS

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

All IT systems are  monitored and managed in accordance with the Company's internal control system, INCA, which includes backup/restore and recovery procedures describing how to re-establish TORM's IT systems and data access in case of a system breakdown. The IT systems are maintained and managed as a single application portfolio to ensure that the IT platform is at all times interconnected and functions as intended.

COUNTERPARTY RISK

              The negative development in the shipping industry during 2009-2010 caused counterparty risk to be an ever-present challenge demanding close monitoring to manage and decide actions to minimize possible losses. The maximum counterparty risk associated is equal to the values recognized in the balance sheet. A consequential effect of the counterparty risk is loss of income in future periods, e.g. counterparts not being able to fulfill their responsibilities under a time charter, a contract of affreightment or an option. The main risk is the difference between the fixed rates under a time charter or a contract of affreightment and the market rates prevailing upon default.

The Company has focused closely on its risk policies and procedures during the year to assure that risks managed in the day-to-day business are kept at agreed levels and that changes in the risk situations are brought to Management's attention.

The Company's counterparty risks are primarily associated with
•	Receivables, cash and cash equivalents
•	Derivative financial instruments and commodity instruments with positive fair value
•	Prepayments for vessels under construction

Receivables, cash and cash equivalents

The majority of TORM's customers are companies that operate in the oil industry. It is assessed that these companies are to a great extent subject to the same risk factors as those identified for TORM's Tanker Division.

In the Tanker Division, a major part of the Company's freight revenues stems from a small group of customers. In 2010, one customer accounted for 11% (2009: 13%) of our freight revenues and was the only customer accounting for more than 10% this year. The concentration of earnings on a few customers requires extra attention to credit risk. TORM has a credit policy under which continued credit evaluations of new and existing customers take place. For long-standing customers, payment of freight normally takes place after a vessel has discharged her cargo. For new and smaller customers, the Company's financial risk is limited as freight most often is paid prior to the cargo's discharge or, alternatively, that a suitable bank guarantee is placed in lieu thereof.

Unlike the product tanker market, the bulk market is very fragmented and characterized by a large proportion of operating companies. The Bulk Division enforces appropriate vetting of counterparties using all available information and insists on additional mitigation such as bank guarantees, upfront payment of freight or parent company guarantee, if required, to reduce the risk profile of a contract to a reasonable level without jeopardizing commercial opportunity.

In 2010, on one occasion the company entered into an agreement with a customer to renegotiate an existing contract, resulting in continuation of the contract at reduced rates but above-market rates, thus minimizing the loss of anticipated profit, while also representing a more attractive option than pursuing available market rates.

As a consequence of the payment patterns mentioned above, the Company's receivables within the Tanker and the Bulk Divisions primarily consist of receivables from voyages in progress at year-end and, to a lesser extent, of outstanding demurrage. For the past five years, the Company has not experienced any significant losses in respect of charter payments or any other freight agreements. With regard to the collection of demurrage, the Company's average stands at 98%, which is considered to be satisfactory given the differences in interpretation of events. By the end of 2010, demurrage represents approximately 8% (2009: approximately 6%) of the total freight revenues.

The Company only places cash deposits with major banks covered by a government guarantee or with strong and acceptable credit ratings.

Derivative financial instruments and commodity instruments

Approximately 95% of TORM's outstanding Forward Freight Agreements (FFAs) are cleared through Norsk Oppgjørs Sentral (NOS), London Clearinghouse (LCH) or NYMEX Clearport, hereby effectively reducing counterparty credit risk by daily clearing of balances. Direct FFA trades and over the counter fuel swaps are restrictively entered with major oil companies, banks and highly reputed partners with a satisfactory credit rating. Financial derivative instruments, mainly interest rate swaps and forward exchange contracts, are exclusively traded with major banks in possession of a high credit rating.

Prepayments for vessels under construction

With regard to TORM's newbuilding program, consisting of ten vessels (2009: 15 vessels) at Chinese shipyards on order at year-end 2010, the yards have issued guarantees for the Company's prepayments made through the construction period. As far as tankers are concerned, all guarantees have been arranged via state-owned banks, whereas prepayments made for the four bulk carriers are guaranteed via Tsuneishi Holdings. At the end of 2010, prepayments to the shipyards constructing vessels for the Company totaled USD 243 million (2009: USD 273 million).

FRAUD

              The risk of fraud is inherent in all industries and is not specific to shipping. However, the shipping industry historically has some trademarks that might increase the risk of fraud, e.g. the use of brokers, the concentration of customers and the material amounts involved in each transaction.

TORM has established a system of integral controls to prevent fraud and fraudulent behavior, consisting of segregation of duties, authorizations for trading, purchase and approval, a code of ethics and conduct, close monitoring of the company's financial position and a whistleblower facility.

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

To reduce the exposure to this risk and to maintain the ability to react to business opportunities, the Company aims to maintain a strong financial position. The primary objective of the Company's capital management is to maintain healthy capital ratios in order to support business requirements and always meet financial covenants. The Company may adjust its financial position through dividend payment to shareholders, introduce share buy-back programs, issue new shares or raise or repay debt.

The Company's policy is to maintain an equity ratio above 30% both when executing short-term business activities and when considering strategic initiatives and planning long-term investments. Further, it has always been TORM's policy to borrow at the longest possible maturities and with the fewest possible financial covenants.

In 2010, the Company continued to raise loans with the same covenants as the existing funding commitments but with higher margins. The additional loan facilities entered into during 2010 amounted to USD
229 million.

As of December 31, 2010, TORM's cash and unutilized loan facilities totaled approximately USD 351 million and the remaining investments related to TORM's newbuilding program amounted to USD 258 million.

FOREIGN EXCHANGE RISK

TORM uses USD as functional currency because the majority of the Company's transactions are denominated in USD. The foreign exchange risk is thereby limited to cash flows not denominated in USD. The primary risk relates to transactions denominated in DKK, EUR and SGD and relates to administrative and operating expenses.

The part of the Company's expenses that are denominated in currencies other than USD account for approximately 90% for administrative expenses and approximately 25% for operating expenses.

To reduce the foreign exchange exposure the Company's policy is to hedge the DKK cash flows normally for a period of up to 12 months forward, typically by entering into forward foreign exchange contracts. As of December 31, 2010, the total outstanding amount of such contracts was USD 72 million.

Other significant cash flows in non-USD related currencies occur occasionally, including certain of the Company's purchase options denominated in JPY. In 2010, none of these was recognized as a liability for the Company. No other significant cash flows in non-USD related currencies occurred in 2010.

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

All things being equal, a change in the USD exchange rate of 10% in relation to DKK would result in a change in profit before tax and equity as follows:

USD million	2010	2011

Sensitivity to Changes in the USD/DKK Exchange Rate
Effect of an increase in the USD exchange rate of 10% in relation to DKK:
Change in profit before tax	8.4	2.1
Change in equity	0.3	0.3

At year-end 2009, TORM had forward hedging contracts of USD 24 million against DKK (year-end 2008: USD 23 million) in respect of operating and administrative expenses for 2010. In 2010, TORM entered into currency forward contracts for the sale of USD 27 million against DKK (2009: USD 49.5 million) and sold USD 25.5 million (2009: USD 12.5 million) spot in order to cover the DKK cash requirements for operating and administrative expenses in 2010. As such, in 2010 spot and forward exchange rate contracts for a total of USD 76.5 million (2009: USD 85 million) were unwound at an average exchange rate of 5.34 (2009: 5.47) as against the average exchange rate for the year of USD against DKK of 5.62 (2009: 5.36). Furthermore, TORM sold USD 72 million against DKK (2009: USD 24 million) with value in 2011 at an exchange rate of 5.57 (2009: 5.08).

In 2009 and 2010, with settlement date in 2010, TORM entered into agreements to purchase put options and sell call options in the amount of USD 16 million against DKK in a covered structure. At year-end 2010, TORM had no outstanding foreign exchange options.

INTEREST RATE RISK

              When a company has interest-bearing debt or receivables, the interest rate can be either fixed or floating. If a company has interest-bearing debt or receivables with floating interest and the interest rate deviates from the expected rate, an interest rate risk occurs. TORM's interest rate risk generally relates to interest-bearing mortgage debt. All the Company's loans for financing vessels are denominated in USD, and most are floating rate loans.

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

The swap portfolio aims at hedging the underlying loan portfolio. When assessing interest rate risk hedging for its loan portfolio, TORM takes into consideration expected interest rate developments and future changes to the composition of the fleet. In 2010, the Company benefited from the generally low level of interest and entered into further interest rate swaps so that the contract value end 2010 was USD 1,006 million at an interest level of 2.8%.

Interest rate swaps and other interest rate contracts are traded subject to specific risk policies and guidelines approved by the Board of Directors including trading limits, segregation of duties and other internal control procedures.

To the extent possible, the Company seeks to ensure that its foreign exchange and interest rate hedges qualify for hedge accounting.

All things being equal, a change in the interest rate level of 1%-point on the unhedged variable interest debt will result in a change in the interest rate expenses as follows:

USD million	2010	2011

Sensitivity to Changes in Interest Rates

Effect of an increase in the interest rate level of 1%-point:
Increase in interest rate expenses	10.4	9.4

TORM's interest-bearing USD debt increased from year-end 2009 to year-end 2010 by USD 192 million (2009: USD 58 million) to USD 1,973 million (2009: USD 1,781 million).

USD 213 million (2009: USD 143 million) of TORM's mortgage debt will be due within a 12 months period, USD 1,239 million (2009: USD 1,271 million) between one and five years and USD 521 million (2009: USD 367 million) thereafter. The effective interest rate is between 0.9% and 5.2% (2009: 0.9% and 5.3%).

The portion of the interest rate swaps hedging the USD mortgage debt with maturity within one year was USD 161 million (2009: USD 57 million),  USD 825 million between one and five years (2009: USD 446 million) and USD 146 million (2009: USD 0 million) thereafter. The effective interest rates were between 1.6% and 4.4% (2009: 2.5% and 4.6%).

The market value of TORM's interest rate swaps was USD (22.7) million at year-end 2010 (2009: USD -29.1 million). Please refer to note 15 for further details regarding the company's interest-bearing debt.

At year-end 2010, TORM had covered 55% (2009: 48%) of its total interest rate costs for the next year at an average rate of 2.9% (2009: 3.5%) including margin. For 2012 and 2013, the coverage is 47% and 44% respectively (2009: The coverage for 2011 was 30% and for 2012 22%). The fixed interest rate debt has an average period of 2.7 years remaining (2009: 2.7 years), expiring between 2011 and 2016.

NOTE 26 - FINANCIAL INSTRUMENTS ( in USD million)

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES AS DEFINED IN IAS 39:	2009	2010

Loans and receivables
Loans to jointly controlled entities	38.8	10.3
Freight receivables, etc.	62.1	108.2
Other receivables	14.4	11.4
Cash and cash equivalents	121.8	120.0

Total loans and receivables	237.1	249.9

Available-for-sale financial assets
Other investments	3.2	3.0

Total available-for-sale financial assets	3.2	3.0

Derivative financial instruments (assets)
Other financial assets (held for trading)	8.9	6.0
Other receivables (held for trading)	1.2	0.3
Other receivables (hedge accounting)	0.0	0.2

Total derivative financial instruments (assets)	10.1	6.5

Financial liabilities measured at amortized cost
Mortgage debt and bank loans	1,770.8	1,961.7
Finance lease liabilities	33.6	33.0
Trade payables	25.0	48.0
Other liabilities	27.2	24.0

Total financial liabilities measured at amortized cost	1,856.6	2,066.7

Derivative financial instruments (liabilities)
Acquired liabilities related to options on vessels (held for trading)	3.7	1.9
Other liabilities (held for trading)	32.9	21.9
Other liabilities (hedge accounting)	3.3	2.0

Total derivative financial instruments (liabilities)	39.9	25.8

The fair value of the financial assets and liabilities above equals the carrying amount except for mortgage debt and bank loans for which the fair value can be found in note 15.

Other financial assets consist of TORM's rights to a share of the gain on purchase options on vessels, which were acquired as part of OMI. The options have been measured using a Monte Carlo simulation model where the key input consists of the expected volatility on the vessel prices and the estimated vessel price today for all vessel ages. The volatility on vessel prices is based on the long-term volatility of five-year-old (2009: five-year- old) vessels and is estimated to 15% (2009: 15%), and vessel prices are based on broker valuations at year-end.

FAIR VALUE HIERARCHY FOR FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE IN THE BALANCE SHEET

The table on the next page shows the fair value hierarchy for financial instruments measured at fair value in the balance sheet. The financial instruments in question are grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities
•
Level 2 fair value measurements are those derived from input other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices)

•	Level 3 fair value measurements are those derived from valuation techniques that include input for the asset or liability that are not based on observable market data (unobservable input)

	2009
	Quoted	Observable	Unobser-
USD million	prices	inputs	vable nputs
	(Level 1)	(Level 2)	(Level 3)	Total

Available-for-sale financial assets:
Other investments	0.2	-	3.0	3.2
Derivative financial instruments (assets):
Other financial assets (held for trading)	-	8.9	-	8.9
Other receivables (held for trading)	-	1.2	-	1.2
Other receivables (hedge accounting)	-	-	-	0.0

Total financial assets	0.2	10.1	3.0	13.3

Derivative financial instruments (liabilities):
Acquired liabilities related to options on vessels (held for trading)	-	3.7	-	3.7
Other liabilities (held for trading)	-	32.9	-	32.9
Other liabilities (hedge accounting)	-	3.3	-	3.3

Total financial liabilities	0.0	39.9	0.0	39.9

		2010
USD million	Quoted prices (Level 1)	Observable inputs (Level 2)	Unobservable inputs (Level 3)	Total

Available-for-sale financial assets:
Other investments	0.2	-	2.8	3.0
Derivative financial instruments (assets):
Other financial assets (held for trading)	-	6.0	-	6.0
Other receivables (held for trading)	-	0.3	-	0.3
Other receivables (hedge accounting)	-	0.2	-	0.2

Total financial assets	0.2	6.5	2.8	9.5

Derivative financial instruments (liabilities):
Acquired liabilities related to options on vessels (held for trading)	-	1.9	-	1.9
Other liabilities (held for trading)	-	21.9	-	21.9
Other liabilities (hedge accounting)	-	2.0	-	2.0

Total financial liabilities	0.0	25.8	0.0	25.8

There were no transfers between Level 1 and 2 in 2010 and 2009.

RECONCILIATION OF FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE IN THE BALANCE SHEET BASED ON LEVEL 3

USD million
	2009	2010

Other investments, Available-for-sale :

Balance at 1 January	2.9	3.0
Gain/loss in the income statement	0.0	0.0
Gain/loss in other comprehensive income	0.1	(0.2)
Purchase	0.0	0.0
Sale	0.0	0.0
Transfers to/from Level 3	0.0	0.0

Balance at 31 December	3.0	2.8

Gain/loss in the income statement for assets held at the end of the reporting period.	0.0	0.0

NOTE 27 – RELATED PARTY TRANSACTIONS

Niels Erik Nielsen, Chairman of the Board of Directors, was a practicing partner in the law firm Bech-Bruun until January 1, 2011. Other partners in Bech-Bruun have rendered legal assistance during the financial year as one of a number of law firms. The firm's fee of USD 0.4 million (2009: USD 0.3 million) is based upon the amount of time spent by the firm.

Stefanos-Niko Zouvelos, member of the Board of Directors, is General Manager of Beltest Shipping Company Limited. TORM has during the year paid less than USD 0.1 million (2009: USD 4.9 million) to an entity owned by Beltest Shipping Company Limited under a time charter agreement involving one product tanker vessel. TORM has during the year served as commercial and technical manager for that product tanker for which TORM has received commissions and fees of USD 0.2 million (2009: 0.0 million)

Jesper Jarlbæk, member of the Board of Directors, is chairman of the Board of Directors in Basico Consulting A/S. TORM has used Basico Consulting A/S for consulting services in 2010 and paid USD 0.3 million (2009: USD 0.4 million) based upon the amount of time spent by the firm.

Angelos Papoulias, member of the Board of Directors, is director of Investments & Finance Ltd. TORM has used Investments & Finance Ltd. for consulting services in 2010 and paid USD 0.2 million (2009: USD 0.1 million) based upon the amount of time spent by the firm.

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

NOTE 29 - ENTITIES IN THE GROUP

Parent company:
TORM A/S		Denmark

Investments in subsidiaries*)			Investments in jointly controlled entities*):
Torm Singapore (Pte.) Ltd.	100%	Singapore	Long Range 2 A/S	50%	Denmark
TORM Norge AS	100%	Norway	LR2 management K/S	50%	Denmark
TORM USA LLC	100%	Delaware	UT Shipowning K/S	50%	Denmark
Long Range 1 A/S	100%	Denmark	Ugland & TORM Shipowning ApS	50%	Denmark
Medium Range A/S	100%	Denmark	FR8 Holdings Pte. Ltd.	50%	Singapore
LR1 Management K/S	100%	Denmark	TORM SHIPPING (PHILS.), INC.	25%	Philippines
MR Management K/S	100%	Denmark
TT Shipowning K/S	100%	Denmark
Torghatten & TORM Shipowning Aps	100%	Denmark
Ruby Shipping LLC	100%	Marshall Islands
Ganges Shipping LLC	100%	Marshall Islands
Tiber Shipping LLC	100%	Marshall Islands
OMI Marine Service Ltd.	100%	Delaware
OMI Holding Ltd.	100%	Mauritius
TORM Shipping India Private Limited	100%	India
OMI Crewing Service Ltd.	100%	Bermuda

The following represents the income and expenses and summarized balance sheet data for jointly controlled entities:

USD million	2008	2009	2010
Revenue	137.7	68.9	41.2
Port expenses, bunkers and commissions	(27.4)	(13.2)	(1.8)

Time Charter Equivalent Earnings	110.3	55.7	39.4
Charter hire and operating expenses	(67.8)	(45.5)	(36.7)

Gross profit (Net earnings from shipping activities)	42.5	10.2	2.7
Profit on sale of vessels and interests	1.6	0.3	(0.4)
Administrative expenses	(17.2)	(8.3)	(5.8)
Other operating income	21.9	6.0	2.4
Income from investments	(5.5)	0.0	0.1
Depreciation and impairment losses	(11.1)	(9.7)	(9.2)

Operating profit	32.2	(1.5)	(10.2)
Financial income	4.4	1.6	0.0
Financial expenses	(9.1)	(2.3)	(1.3)

Profit before tax	27.5	(2.2)	(11.5)
Tax expenses	(0.4)	(0.1)	(0.0)

Net profit for the year	27.1	(2.3)	(11.5)

Non-current assets	270.3	219.2	144.3
Current assets	119.0	50.2	40.1

Non-current liabilities	140.9	122.9	90.4
Current liabilities	104.6	23.5	21.1

NEWBUILDING CONTRACTS AND PURCHASE OPTIONS ON VESSELS IN JOINTLY CONTROLLED ENTITIES
As at 31 December 2009, no purchase options were exercised (2008: 3 purchase options) in jointly controlled entities. TORM's share of the total outstanding contractual commitment for the exercised purchase options on vessels amounts to USD 13 million (2008: USD 39 million) as at 31 December 2009.

NOTE 30 – EARNINGS/(LOSS) PER SHARE

	2008	2009	2010

Net profit for the year (USD million)	361.4	(17.4)	(135.3)

Million Shares
Average number of shares	72.8	72.8	72.8
Average number of treasury shares	(3.6)	(3.6)	(3.5)

Average number of shares outstanding	69.2	69.2	69.3
Dilutive effect of outstanding share options	0.3	0.0	0.0

Average number of shares outstanding incl. dilutive effect of share options	69.5	69.2	69.3

Earnings per share (USD)	5.2	(0.3)	(2.0)

Diluted earnings per share (USD)	5.2	(0.3)	(2.0)

When calculating diluted earnings per share for 2010, 3,787,429 share options (2008: 3,251,982 share options) have been omitted as they are out-of-the-money, but potentially the share options might dilute earnings per share in the future.

NOTE 31 – CASH FLOWS

USD million	2008	2009	2010
REVERSAL OF OTHER NON-CASH MOVEMENTS:
Amortization of acquired assets and liabilities	(17.4)	(12.9)	(5.9)
Share-based payment	8.9	7.0	2.7
Adjustment on derivative financial instruments	0.0	6.8	(5.1)
Exchange rate adjustments	0.4	0.4	0.3
Other adjustments	0.3	0.0	0.0

Total reversal of other non-cash movements	(7.8)	1.3	(8.0)

USD million	2008	2009	2010
CHANGE IN BUNKERS, RECEIVABLES AND PAYABLES:
Change in bunkers	1.4	(8.3)	(17.6)
Change in receivables	(65.4)	113.3	(42.0)
Change in prepayments	(13.4)	0.3	(7.0)
Change in trade payables and other liabilities	142.1	(121.3)	10.3
Fair value change of derivative financial instruments	(70.9)	29.8	11.6
Other non cash movements included in current assets and liabilities	6.2	(19.1)	1.5

Total reversal of other non-cash movements	0.0	(5.3)	(43.2)

ITEM 19.                      EXHIBITS

Number		Description of Exhibits
1.1	____	Amended and Restated Articles of Association for TORM A/S (the "Company")(1)

1.2	____	Rules of Procedure for the Board of Directors of the Company and English Translation (2)

2.2	____	Form of Depository Agreement between Deutsche Bank and the Company (2)

4.1	____	The Company's Employee Stock Purchase Plan (2)

4.2	____
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

8.1	____	List of the Company's subsidiaries

11.1	____	Code of Ethics (4)

12.1	____	Rule 13a-14(a)/15d-14(a) Certification of the Company's Principal Executive Officer

12.2	____	Rule 13a-14(a)/15d-14(a) Certification of the Company's Principal Financial Officer

13.1	____	Certification of the Company's Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	____	Certification of the Company's Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
_________________________

(1)	Incorporated by reference from Exhibit 3.1 to Form 6-K, filed on April 15, 2011.

(2)	Incorporated by reference from exhibit of same number to Registration Statement on Form 20-F, filed February 27, 2002 (File No. 000-49650).

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
Date: June 23, 2011

SK 03810 0001 1206763 v2