Form 20-F
period 2011-12-31
TORM A/S
filed 2012-04-30
CIK 1168351

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REPORT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Roland M. Andersen, 011 45 3917 9396 (facsimile), ACC@TORM.COM (email), Tuborg Havnevej 18, DK-2900 Hellerup, Denmark
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person).

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

STATEMENT BY MANAGEMENT

The financial information presented in this report is prepared in accordance with International Financial Reporting Standards.

In TORM management’s opinion, the consolidated financial statements give a true and fair view of the Company’s financial position as of December 31, 2011 as well as of its financial performance and cash flows for the fiscal year ended December 31, 2011.

Reference is made to Note 2 of the consolidated financial statements "Liquidity, capital resources, going concern and subsequent events", in which it is stated that the successful outcome of the current negotiations with TORM's banks and other stakeholders to secure the implementation of the comprehensive financing and restructuring plan outlined in the conditional framework agreement in principle is a prerequisite for TORM's continued operation. In a forced sale, or if TORM is otherwise not able to continue as a going concern, the net value of the Company's assets, liabilities and off balance sheet items would be significantly lower than the current carrying amounts.

TORM’s management believes that the report contains a fair review of the development and performance of the Company's business and of its financial position as a whole, together with a description of the principal risks and uncertainties that the Company faces.

Copenhagen, April 30, 2012

PART I

ITEM 1.                      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.                      OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.                      KEY INFORMATION

Please note:  Throughout this report, the "Company, "TORM"," "we," "us" and "our" all refer to TORM A/S and its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Unless otherwise indicated, all references to "dollars," "USD" and "$" in this report are to, and amounts are presented in, U.S. dollars and unless otherwise indicated references to "DKK" in this report are to, and amounts are presented in Danish Kroner. .

A.           Selected Financial Data

The following table sets forth our selected consolidated financial data for each of the periods indicated. The selected consolidated financial data should be read in conjunction with "Operating and Financial Review and Prospects" and the consolidated financial statements and notes thereto, all included elsewhere within this document.

	For the year ended December 31
	2007(1)	2008	2009	2010	2011
	(in thousands of USD except for share information)
IFRS financial data
Consolidated income statement Data:
Revenue	773,612	1,183,594	862,251	856,075	1,305,208
Port expenses, bunkers and commissions	(172,182)	(264,050)	(217,356)	(298,830)	(675,004)
Freight and bunkers derivatives	2,894	(13,586)	(11,952)	3,339	14,105
Time charter equivalent earnings	604,324	905,958	632,943	560,584	644,309
Charter hire	(154,852)	(193,829)	(220,880)	(228,631)	(398,326)
Operating expenses	(115,547)	(174,333)	(169,556)	(152,207)	(164,949)
Gross profit (Net earnings from shipping activities)	333,925	537,796	242,507	179,746	81,034
Profit/(loss) from sale of vessels	0	82,813	33,145	1,871	(52,538)
Administrative expenses	(54,960)	(89,906)	(78,194)	(78,161)	(71,222)
Other operating income	15,167	14,493	7,331	4,788	3,170
Share of results of jointly controlled entities	(6,058)	27,122	(2,256)	(11,453)	(4,217)
Impairment losses on jointly controlled entities	0	0	(20,000)	(35,000)	(13,000)
Amortization, depreciation and impairment losses	(89,083)	(126,068)	(132,775)	(141,410)	(331,826)
Operating profit/(loss)	198,991	446,250	49,758	(79,619)	(388,599)
Financial income	681,088	16,175	6,090	2,663	9,930
Financial expenses	(75,871)	(102,354)	(74,896)	(59,285)	(72,716)
Profit/(loss) before tax	804,208	360,071	(19,048)	(136,241)	(451,385)
Tax (expenses)/benefit	(12,531)	1,279	1,686	982	(1,621)
Net profit/(loss) for the year	791,677	361,350	(17,362)	(135,259)	(453,006)

Balance sheet data (as of end of period):
Total assets	2,958,854	3,317,353	3,227,211	3,286,108	2,779,207
Total non-current liabilities	986,463	1,575,450	1,717,901	1,835,687	89,479
Total liabilities	1,885,332	2,038,404	1,980,512	2,170,819	2,135,358
Equity/net assets	1,081,230	1,278,949	1,246,699	1,115,289	643,849
Common shares	61,098	61,098	61,098	61,098	61,098
No. of shares outstanding (1)	72,800,000	72,800,000	72,800,000	72,800,000	72,800,000

Other financial data
Dividends declared per share DKK	4.5	4.0	0	0	0
Dividends declared per share USD	0.9	0.8	0	0	0
Extraordinary dividend per share DKK	27.5	4.5	0	0	0
Earnings per share – basic	11.4	5.2	(0.3)	(2.0)	(6.5)
Earnings per share – diluted	11.4	5.2	(0.3)	(2.0)	(6.5)

1.
Shares outstanding as of December 31, 2011 include 3,230,432 shares that we purchased and hold as treasury shares, reflected in shareholders' equity. As of December 31, 2010 and December 31, 2009 and 2008 we held 3,461,580 and as of December 31, 2007 we held 3,556,364 treasury shares. Comparative figures have been restated in accordance with the stock split in May 2007.

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

  Risks Relating to our Industry

The continuing worldwide economic downturn could have a material adverse effect on our revenue, profitability and financial position.

In recent years, operating businesses in the global economy have faced tightening credit, weakening demand for goods and services, deteriorating international liquidity conditions, and declining markets. At times, lower demand for petroleum and drybulk cargoes as well as diminished trade credit available for the delivery of such cargoes have led to decreased demand for product tankers and drybulk vessels, creating downward pressure on charter rates. General market volatility has resulted from uncertainty about sovereign debt and fears of countries such as Greece, Portugal, Spain and Italy defaulting on their governments' financial obligations and uncertainty related to the continuing discussions in the United States regarding the federal debt ceiling. In addition, continued hostilities in the Middle East, recent tensions in North Africa and the occurrence or threat of terrorist attacks against the United States or other countries could adversely affect the economies of the United States and those of other countries.  If the current global economic environment persists or worsens, we may be negatively affected in the following ways:

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

The product tanker and drybulk vessel sectors are cyclical with volatility in charter rates and industry profitability. The degree of charterhire rate volatility among different types of product tankers and drybulk vessels has varied widely. For example, tanker charter rates have declined from historical highs reached in mid-2008, and the decline in charter rates for Panamax and Capesize drybulk vessels has been even more pronounced, reaching near historically low levels in 2012. If we enter into charters when charter rates are low, our revenues and earnings will be adversely affected. We cannot assure you that we will be able to successfully charter our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably, meet our obligations or pay dividends. The factors affecting the supply and demand for product tankers and drybulk vessels are outside of our control and are unpredictable.  The nature, timing, direction and degree of changes in industry conditions are also unpredictable.

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

We anticipate that the future demand for our vessels will be dependent upon continued economic growth in the world's economies, seasonal and regional changes in demand, changes in the capacity of the world's product tanker and drybulk vessel fleets, and the sources and supply of cargo to be transported by sea. If the global vessel capacity increases in the shipping sectors in which we operate, but the demand for vessel capacity in these sectors does not increase or increases at a slower rate, the charter rates paid for our vessels could materially decline. Given the large number of new vessels currently on order with shipyards, the capacity of the global fleet seems likely to increase and economic growth may not resume in areas that have experienced a recession or continue in other areas. Adverse economic, political, social or other developments could have a material adverse effect on our business, financial condition, results of operations and our ability to pay dividends.

The downturns in the product tanker and drybulk vessel charter markets may have an adverse effect on our earnings and adversely affect our ability to pay dividends.

The global product tanker market was marked by the continued tonnage influx in 2011. Demand growth was affected by global economic uncertainty affecting the refined product consumption negatively, a general absence of arbitrage opportunities and events occurring in among others Japan and the Arab countries.

The dry bulk market was under pressure, and continued volatility during 2011 due to market adjustments caused by seasonality and the adverse effects of the Japanese earthquake and Australian floodings. Moreover, the net growth of the global bulk fleet reached an unprecedented level in 2011, which negated the growth in demand.

As a result, the loss before taxes for the year ended December 31, 2011 on our consolidated income statement was $453 million.

If these trends continue, in order for us to remain viable, we may not be able to resume dividend payments and we may have to sell vessels in our fleet and/or seek to raise additional capital in the equity markets and/or assume additional indebtedness.

Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels or be limited in the amount of funds that we can borrow, which may adversely affect our earnings.

The fair value of vessels may increase and decrease depending on, but not limited to, the following factors:

•	general economic and market conditions affecting the shipping industry;

•	competition from other shipping companies;

•	types and sizes of vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	shipyard capacity;

•	governmental or other regulations;

•	age of vessels;

•	prevailing level of charter rates; and

•	technological advances.

If we sell any of our product tankers or drybulk vessels at a time when vessel prices have fallen, the sale may be at less than the vessel's carrying amount in our consolidated financial statements, with the result that we will incur a loss. Furthermore, if vessel values fall significantly, we may have to record an impairment adjustment in respect of some of our vessels in our consolidated financial statements, which could adversely affect our financial results. In addition, the fall in vessel values could also impact on the Group's compliance with debt covenants which could result in our inability to obtain additional financing.

During 2011, TORM reduced its owned fleet by six product tankers:

•	In January 2011 we entered into an agreement to sell Faja de Oro II. The sale resulted in recognition of a loss of $6 million.

•	In June 2011 we entered into an agreement for the sale and lease back for TORM Margrethe. The vessel was sold for $46 million. The transaction was treated as a sale with a profit of $8 million

•	In June 2011 we entered into an agreement for the sale and lease back for TORM Marie. The vessel was sold for $46 million. The transaction was treated as a sale with a profit of $7 million

•	In June 2011 we entered into an agreement to sell Potrero. The sale resulted in recognition of a loss of $7 million.

•
In October 2011 we entered into agreements to sell TORM Mette and TORM Marianne. The sales were effected at the carrying value of the vessels, and accordingly, there was no impact on the consolidated income statement.

•	In November 2011 we entered into an agreement to cancel one MR product tanker, which was scheduled for delivery in 2013. The cancellation resulted in recognition of a loss of $13 million.

•	In December 2011 we entered into an agreement to sell two Kamsarmax bulk carrier newbuilding contracts. The transaction resulted in recognition of a loss of $41 million.

Following the above sales and as of December 31, 2011, our owned fleet consisted of 65.5 product tankers and two dry bulk vessels.

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

World events could affect our results of operations and financial condition.

Terrorist attacks such as those in New York on September 11, 2001, in London on July 7, 2005, and in Mumbai on November 26, 2008, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, including Egypt, and North Africa, and the presence of U.S. and other armed forces in the Middle East, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results, revenues, costs and ability to pay dividends in amounts anticipated or at all.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although sea piracy worldwide decreased slightly in 2011 for the first time in five years, throughout 2008, 2009 and 2010, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden off the coast of Somalia, with drybulk vessels and tankers particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized as "war risk" zones by insurers, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

If our vessels call on ports located in countries that are subject to sanctions and embargoes imposed by the United States or other governments, that could adversely affect our reputation.

We have not entered into, nor do we have any future plans to enter into, any contracts, agreements, or other arrangements with countries identified by United States government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria. From time to time, on charterers' instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism. We do not consider the revenues received from these charters to be material to our results of operations. The United States sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the United States enacted the Comprehensive Iran Sanctions Accountability and Divestment Act ("CISADA"), which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies, such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our company. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries, even if we have not violated any laws. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Public perception of our business may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

The instability of the euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position

As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which will be activated by mutual agreement, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for oil and gas and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

If economic conditions throughout the world do not improve, it will impede our results of operations, financial condition and cash flows, and could cause the market price of our common shares to further decline.

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. According to the head of the International Monetary Fund as quoted in April 2011, the global economic recovery remains fragile. In addition, the world economy is currently facing a number of new challenges, including uncertainty related to the continuing discussions in the United States regarding the federal debt ceiling and recent turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping. Continuing economic instability could have a material adverse effect on our ability to implement our business strategy.

Continued economic slowdown in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on us of the recent slowdown in the rest of the world. Since the global economic financial crisis that began in 2008, China's growth rate as determined by changes in its gross domestic product, or GDP, has been decreasing. According to industry sources, the growth rate of China's GDP decreased to approximately 9.2% for the year ended December 31, 2011, as compared to approximately 10.4% for the year ended December 31, 2010, and continues to remain below pre-2008 levels. China has imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China and other countries in the Asia Pacific region may continue to experience slower economic growth in the near future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our results of operations and ability to grow our fleet would be impeded by a continuing or worsening economic downturn in any of these countries.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors.  As of December 31, 2011, we have total outstanding indebtedness of USD 1.9 billion under our credit facilities. Major market disruptions and any adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to make any future financial arrangements. We cannot predict how long the current market conditions will last. However, these economic and governmental factors, including reform of the financial system, could have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends.

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

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to:

•	the U.S. Oil Pollution Act of 1990, or OPA;

•	the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA;

•	the U.S Clean Air Act;

•	the United States Clean Water Act;

•	the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by the Protocol of 1992;

•	the International Convention for the Prevention of Pollution from Ships;

•	the International Maritime Organization, or IMO, International Convention for the Prevention of Marine Pollution of 1973;

•	the IMO International Convention for the Safety of Life at Sea of 1974, including the International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code;

•	the International Convention on Load Lines of 1966;

•	the U.S. Marine Transportation Security Act of 2002;

•	the International Ship and Port Facilities Securities Code, which became effective in 2004;

•	the International Code for the Construction and Equipment of Ships Carrying Liquefied Gases in Bulk;

•	Periodic surveys by classification societies to ensure our vessels are safe and seaworthy; and

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

Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends.

A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. Furthermore, the 2010 explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the shipping industry, and that may affect our operations or require us to incur additional expenses to comply with such regulatory initiatives or statutes. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages.  We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends.

Risks Relating to our Company

If we are unable to enter into definitive documentation of a comprehensive financing and restructuring plan, for which we have entered into a conditional framework agreement with our lenders and major time charter partners, we will not have sufficient liquidity to continue operations throughout 2012.

On April 4, 2012, TORM announced that it reached a conditional framework agreement in principle with the bank coordination committee and our major time charter partners regarding a financing and restructuring plan. The plan encompasses the following key elements:

•
The change in ownership will be implemented through a reduction of the nominal share capital from DKK 5 per share to DKK 0.01 per share and a subsequent capital increase by the banks and time charter partners through conversion of debt and payables.

•	The banks will make available a revolving credit facility of USD 100 million to cover working capital requirements. The facility will mature in two years.

•
The banks will defer all installments and repayments of loans until December 2016 with simultaneous possibility for rolling up interest the first two years. Should TORM before December 2016 generate liquidity in excess of a pre-defined minimum liquidity threshold, the banks will be entitled to such excess liquidity.

•	It is a prerequisite that all time charter partners either align the time charter rates to the market level for the remaining contract periods or agree to cancel the time charters.

•
In exchange for the above the banks and the time charter partners will according to the conditional framework agreement in principle receive an ownership interest of 92.5% in TORM A/S, while the existing shareholders will retain an ownership interest of 7.5% after the implementation of the plan.

The implementation of the plan is subject to major conditions, including the finalization of the definitive documentation and the approval of our Board of Directors, banks and time charter partners.  As a result, the terms may change and there can be no assurance that the closing conditions will be satisfied or that we will reach an agreement on definitive terms.

We are in breach of certain loan covenants contained in our loan agreements.  If we are not successful in obtaining waivers and amendments with respect to covenants breached, our lenders may declare an event of default and accelerate our outstanding indebtedness under the relevant agreement, which would impair our ability to continue to conduct our business, which raises substantial doubt about our ability to continue as a going concern.

As of December 31, 2011, we had outstanding mortgage debt and loans of $1.9 billion. Certain of our loan agreements contain minimum liquidity and solvency covenants. Specifically, we must comply with the following requirements:

•	Equity ratio must exceed 25%;

•	equity must exceed DKK 1.25 billion (USD 217.6 million at December 31, 2011); and

•	available cash must exceed USD 60 million for a significant part of the loans.

As of December 31, 2011, our equity ratio of 23.2% resulted in a breach of our financial covenants under certain existing loan agreements, and in January 2012 the cash covenant of USD 60 million was also breached. As of December 31, 2011, we did not have an unconditional right to defer payments on the loans for more than 12 months, and the mortgage debt and bank loans are in principle, payable on demand. Accordingly the mortgage debt and bank loans are classified as current liabilities in the balance sheet as of December 31, 2011.

We are currently in discussions with our lenders to extend the repayment schedule of our current credit facilities.  As part of these negotiations, we have agreed with our lenders to a covenant standstill and to temporarily defer the regularly scheduled payments due under such credit facilities. In December 2011, TORM and the majority of our banks entered installment and covenant standstill agreements valid until January 15, 2012. Subsequently the standstill agreements have been extended to February 15, 2012, March 1, 2012, March 15, 2012 and most recently to April 30, 2012.  As of April 23, 2012, installments of USD 67 million have been deferred, and the Company is scheduled to make further loan repayments of USD 132 million during the remainder of 2012.  These agreements do not waive the breaches but rather, provide for a period of time during which the banks will not take action against TORM in relation to the breaches.

Breach of our loan covenants, without applicable waiver, entitles our lenders to accelerate our debt. If our indebtedness is accelerated, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose on their liens.

Our ability to continue as a going concern is dependent on management's ability to successfully generate revenue to meet our obligations as they become due and have the continued support of our lenders. Our independent registered public accounting firm has issued its opinion with an explanatory paragraph emphasizing that we have prepared our consolidated financial statements under the going concern assumption despite our covenant breaches. Our consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of our inability to continue as a going concern. However, there is a material uncertainty related to events or conditions which raises substantial doubt on our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business.

Servicing our debt limits funds available for other purposes and, if we cannot service our debt, we may lose some or all of our vessels, restricting our ability to conduct our business.

We must dedicate a large part of our cash flow to paying principal and interest on our indebtedness.  These payments limit funds available for working capital, capital expenditures and other purposes.  Our debt level of approximately $1.9 billion as of December 31, 2011, including finance lease liabilities of $77.7 million, also makes us vulnerable to economic downturns and adverse developments in our business. If we expand our fleet beyond vessels already financed, we will need to take on additional debt, which would increase our ratio of debt to equity. Our inability to service debt could also lead to acceleration of our debt and the foreclosure of all or a portion of our fleet, which could have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends.

 We have a history of losses and cannot be certain to achieve positive cash flow.

We had net losses of $435 million, $135 million and $17 million for the years ended December 31, 2011, 2010 and 2009, respectively.  Even if we implement policy programs and the financing and restructuring plan, as discussed under Item 8. B. – Significant Changes, we cannot be certain that we will achieve or sustain positive cash flow or profitability from our operations.  Our ability to achieve our objectives is subject to financial, regulatory, legal, technical and other factors, many of which are beyond our control.

Certain of our loan agreements contain restrictive covenants, which may limit our liquidity and corporate activities and prevent proper service of debt.

Some loan agreements impose operating and financial restrictions upon us. These restrictions may limit our ability to:

•	change the management of our vessels without the lenders' consent, which cannot be unreasonably withhold; and

•	enter into mergers or corporate restructurings, or effect material divestments, if such would be materially adverse to the company.

•
Our lenders' interests may be different from ours and we cannot guarantee that we will be able to obtain our lenders' permission to amend or revise these covenants when and if needed. This may prevent us from taking actions that are in our best interest and could have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends.

Sharp declines in the spot charter market may affect our earnings and cash flows from the vessels we operate in the spot market.

We currently charter the majority of our vessels in the spot market through pools. During 2011, we generated 62% of our revenues from the spot market. Vessels trading in the spot market are exposed to increased risk of declining charter rates and freight rate volatility compared to vessels employed on time charters. Since mid-August 2008, the spot day rates in the product tanker and drybulk charter market have declined significantly and continue to remain at low levels, and product tanker and drybulk vessel values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates. Charter rates and vessel values have been affected in part by the lack of availability of credit to finance both vessel purchases and purchases of commodities carried by sea, resulting in a decline in cargo shipments, and the excess supply of iron ore in China which resulted in falling iron ore prices and increased stockpiles in Chinese ports. Charter rates may remain at depressed levels for some time which will adversely affect our revenue and profitability.

The market values of our vessels may decrease, which could limit the amount of funds that we can borrow and may decrease our earnings.

Our loan agreements do not contain any vessel minimum value clauses and our rights and obligations under the loan agreements will not be affected by a decrease of the market values of our vessels. However, should the market values of our vessels decrease, it would limit the amount of new funds available under our available credit facilities and under future loan facilities.

The fair values of our vessels have generally experienced high volatility. The market prices for secondhand drybulk vessels are near historically low levels and prices for tanker vessels have dropped dramatically as well. The market value of our vessels fluctuate depending on general economic and market conditions affecting the shipping industry, prevailing charter rates, competition from other shipping companies and other modes of transportation, types, sizes and age of vessels, applicable governmental regulations and the cost of constructing newbuildings. The market value of our fleet may decline as a result of a downswing in the historically cyclical shipping industry. In addition, as vessels grow older, they generally decline in value.

If the fair value of our vessels declines, that may lead to an impairment charge being recognized in our consolidated financial statements, which may ultimately have an adverse effect on our ability to meet certain financial covenants in our loan agreements. In addition, if we sell one or more of our vessels at a time when vessel prices have fallen below their carrying values, a loss on sale will be recognized in our consolidated financial statements.  The recognition of an impairment on our vessels, or a loss on sale of our vessels, will result in a reduction in our profitability.  In addition, our earnings may be adversely affected if we do not successfully employ our vessels in pools, the spot market or on time charters.

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

In the Tanker Division, a major portion of the company's freight revenue is concentrated on a small group of customers. In 2011, one customer in the Tanker Division accounted for 10% (2010: 11%, 2009: 13%) of the total freight revenue of the Company.

The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could have a material adverse effect on our business, financial condition and results of operations. Historically, the Company has not experienced material problems collecting charter hire but the global economic downturn of recent years has affected charterers more severely than the prior recessions. A disruption in the collection of freights and hires could negatively impact our earnings.

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

As of December 31, 2011 TORM had contracted tanker FFAs that covered 135 days in 2012 at a weighted average daily rate of USD11,270 and 0 days in 2013 . In addition, as of December 31, 2011 TORM had contracted drybulk FFAs that covered 2,220 days in 2012 at a weighted average daily rate of USD11,748 and 0 days in 2013.

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

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of December 31, 2011, our fleet of owned vessels included 13 vessels more than 10 years of age. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine and hull technology. After vessels reach 15 years of age, the majority of charterers and oil companies may impose restrictions on vessels that make it more difficult to trade the vessels with optimal flexibility. In addition, these older vessels must meet certain hull thickness tests. Furthermore, cargo insurance rates increase for vessels over 15 years of age, making them less desirable to charterers. However, vessels of comparable tonnage to those in our fleet are generally estimated to have a useful lifetime of 25 years measured from the date the vessel is completed.

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

Failure to successfully implement the strategy platform "Changing Trim" may have an adverse affect on TORM's operations.

In 2010, TORM reviewed the business model and developed a new strategic platform named Changing Trim that sets the course for resilience and new profitability. The platform is focused on balancing TORM's business optimally and structuring the Company to cope with and adapt to the cyclical nature of the markets in which the Company operates.

The strategy update performed in 2011 is a continuation of the Changing Trim framework with the four strategic cornerstones: Customers, Leadership, Resilience and Sophistication.

The strategy update is made under the assumption that TORM will successfully complete the ongoing negotiations regarding a financial solution. Please refer to Note 2 of our consolidated financial statements for further information.

TORM operates in an industry which is affected by numerous factors beyond TORM's control, including development in the global economy, freight rates, supply of, and demand for, vessel capacity, rules and regulation. As such, it cannot be guaranteed that the strategy platform "Changing Trim" will be successfully implemented, and such failure may have a material adverse effect on TORM's future performance, results of operations, cash flows and financial position.

Because we generate nearly all of our revenues in U.S. dollars, but incur some of our expenses in Danish Kroner and other currencies, exchange rate fluctuations could adversely affect our results of operations.

In 2011, we generated nearly all of our revenues in U.S. dollars but incurred approximately 91% of our expenses in U.S. dollars, approximately 7% in Danish Kroner and the remaining balance in Euro, Japanese Yen and other major currencies . A change in exchange rates could lead to fluctuations in our reported financial results, which could have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends.

Interest rate fluctuations, including the recent volatility in LIBOR, may significantly affect our loan payments, which could adversely affect our profitability, earnings and cash flow.

As of December 31, 2011, 94% of our loans bore interest at floating rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders. LIBOR has decreased significantly during the year as a result of the financial crisis and the continued low interest environment. Because the interest rates borne by much of our outstanding indebtedness fluctuates with changes in LIBOR, if this volatility were to continue, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow. As of December 31, 2011, we had entered into interest swap agreements expiring between 2012 and 2016 for approximately 71% of the then outstanding principal amounts of our loans that may mitigate some of our exposure to the risk of rising interest rates. However, increases in interest rates will increase our payments under loans not covered by caps of the interest rates of our loans and swap agreements and may negatively affect our earnings and cash flow, which could have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends.

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

Under Danish law, the board of directors proposes dividends and the shareholders vote whether to accept the proposal or to lower the dividend. We will pay any dividends in Danish Kroner to our depository agent for the ADSs, and our depository agent will convert the amounts into U.S. dollars at the relevant exchange rate and distribute the dividend to you. If the Danish Kroner depreciates against the U.S. dollar before our depository agent distributes the dividend, you may receive a smaller dividend than what you expected to receive at the time the dividend was approved by shareholders.  It is our current policy not to pay dividends, which may change in the future in the sole discretion of our board of directors.

We may have to pay tax on U.S. source income, which would reduce our earnings.

Under the U.S. Internal Revenue Code of 1986, or the "Code", 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income and such income is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code or under the terms of a U.S. income tax treaty.

We expect that our Danish subsidiaries will qualify for tax exemption under the income tax treaty between the United States and Denmark.  However, our non-Danish subsidiaries may not qualify for exemption under Section 883 of the Code for the 2011 taxable year unless we are able to obtain certain certifications from our shareholders.  As of the date of this filing, we have not been able to obtain these certifications. If we are unable to obtain these certifications, our non-Danish subsidiaries would be subject to U.S. federal income tax on our U.S. source income derived during the 2011 taxable year. We can give no assurances on our tax-exempt status or that of any of our subsidiaries.

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

Based on our current and proposed method of operation, we do not believe that we are, have been or will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute ''passive income,'' and the assets that we own and operate in connection with the production of that income do not constitute assets that produce or are held for the production of "passive income".

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

Risks related to our American Depository Shares

Our common stock could be delisted from the NASDAQ Global Market, which could negatively impact the price of our common stock and our ability to access the capital markets.

Our common stock is currently listed on the NASDAQ Global Select Market. Our ability to retain our listing is contingent upon compliance with NASDAQ listing requirements. On December 28, 2011 we received a letter from NASDAQ notifying us that for 30 consecutive business days the bid price of the our ADSs had closed below $1.00 per share, the minimum closing bid price required by the continued listing requirements of NASDAQ as set forth in the Listing Rule 5450(a)(1). This notification has no effect on the listing of the Company's common stock at this time, and the applicable grace period to regain compliance is 180 calendar days, expiring on June 26, 2012. We will regain compliance if, at any time during such grace period, the closing bid price of our common stock is at least $1.00 per share for a minimum of ten consecutive business days. However, as of April 30, 2012, the closing bid price of our common stock had not reached $1.00 per share for any business day since our receipt of the bid price deficiency notice from NASDAQ.

We intend to monitor the closing bid price of our common stock between now and June 26, 2012.  However, if the closing bid price of our common stock does not reach $1.00 per share for ten consecutive business days, our common stock listing may be moved to the NASDAQ Capital Market, which is a lower tier market, or our common stock may be delisted and traded on the over-the-counter bulletin board network. Moving our listing to the NASDAQ Capital Market could adversely affect the liquidity of our common stock and the delisting of our common stock would significantly affect the ability of investors to trade our securities and could significantly negatively affect the value of our common stock. In addition, the delisting of our common stock could further depress our stock price and materially adversely affect our ability to raise further capital on terms acceptable to us, or at all. Delisting from NASDAQ could also have other negative results, including the potential loss of confidence by suppliers and employees, the loss of institutional investor interest and fewer business development opportunities.

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

Our primary capital expenditures are in connection with the acquisitions of vessels. The book value of vessels as of December 31, 2011 amounts to 84% (2010: 85%) of the total assets. We are renewing the fleet on continuous basis. The average age of the entire fleet as of December 31, 2011 is 6.5 years.

Effective June 2007, we acquired the OMI Corporation, a U.S. shipping company located in Stamford, Connecticut, USA, in collaboration with Teekay Shipping Corporation. In that transaction, we took over a total of 26 product tankers, including 11 MR tankers, 13 Handysize tankers and two LR1 tankers.

In March 2008, we acquired a 50% stake in the shipping company FR8 Holdings Pte. Ltd. (FR8) from FR8 Limited, a subsidiary of the international oil trader Projector. FR8 Limited continues to own its 50% equity interest in FR8. FR8 operates independently from us. Projector went into liquidation in the second half of 2008.

In April 2009, following our annual general meeting, we changed our name from "Aktieselskabet Dampskibsselskabet Torm" to "TORM A/S".

During 2011, our main focus was to improve our liquidity position and strengthen our balance sheet. In April 2011, we announced plans to raise approximately USD 100 million of new share capital through a fully underwritten rights issue. Furthermore, in June 2011 we agreed to amend a revolving credit facility agreement that matures in 2013 with a bullet payment of USD 630 million. However, due to the renewed global economic uncertainty in the second half of 2011, we decided that the planned rights issue and the bank agreement alone were insufficient and we did not proceed with these agreements. Instead, TORM decided to pursue a more comprehensive financing solution that is expected to consist of five main steps:

•
First, TORM initiated negotiations with our banks for an amended and extended repayment schedule of all our debt, as a result of which TORM on April 4, 2012 announced a conditional framework agreement in principle with the bank coordination committee and our major time charter partners regarding a comprehensive financing and restructuring plan. The banks will defer all installments and repayments of loans until December 2016 with simultaneous possibility for rolling up interest the first two years, as well as provide a USD 100 million revolving credit facility to cover working capital requirements. The banks and the time charter partners will according to the conditional framework agreement in principle receive an ownership interest of 92.5% in TORM A/S, while the existing shareholders will retain an ownership interest of 7.5%. Furthermore, a temporary deferral of installments and covenants standstill has been agreed and latest extended until April 30, 2012. The consolidated financial statement for 2011 is prepared under the assumption that the conditional framework agreement in principle will be successfully finalized.

•
Second, TORM has over the last couple of years reduced administrative costs by 21% and OPEX per day by 16% despite underlying inflationary pressure. TORM will continue our ongoing efficiency program with further cost and cash improving initiatives with an expected cumulative impact of a minimum of USD 100 million over the next three years.

•
Third, as part of the plan TORM has eliminated the newbuilding program in order to preserve liquidity and reduce debt. In the fourth quarter of 2011, TORM cancelled one MR newbuilding scheduled for delivery in 2013 and sold the last two dry bulk newbuilding contracts. Three fully financed MR vessels, remained in the order book at December 31, 2011, two of which have subsequently been delivered and one cancelled.

•
Fourth, TORM addressed the issue that it had entered into a number of charter-in agreements during the cyclical high markets of 2007-2008. This time charter portfolio is significantly misaligned with the current market level, and TORM and our banks are in negotiations with the time charter partners aimed at amending the charter-in rates and agreements. The vast majority of the time charter partners have agreed to align the charter-in rates to the current market level until April 30, 2012, and to participate in the financing and restructuring plan outlined in the conditional framework agreement in principle. This will align the charter-in rates to the current market level throughout the duration of the charter periods.

•	Fifth, TORM is working on creating the foundation for an equity issue, which will be included in the long-term comprehensive financing solution.

On April 4, 2012, TORM announced that it reached a conditional framework agreement in principle with the bank coordination committee and our major time charter partners regarding a financing and restructuring plan. The plan encompasses the following key elements:

•
The change in ownership will be implemented through a reduction of the nominal share capital from DKK 5 per share to DKK 0.01 per share and a subsequent capital increase by the banks and time charter partners through conversion of debt and payables.

•	The banks will make available a revolving credit facility of USD 100 million to cover working capital requirements. The facility will mature in two years.

•
The banks will defer all installments and repayments of loans until December 2016 with simultaneous possibility for rolling up interest the first two years. Should TORM before December 2016 generate liquidity in excess of a pre-defined minimum liquidity threshold, the banks will be entitled to such excess liquidity.

•	It is a prerequisite that all time charter partners either align the time charter rates to the market level for the remaining contract periods or agree to cancel the time charters.

•
In exchange for the above the banks and the time charter partners will according to the conditional framework agreement in principle receive an ownership interest of 92.5% in TORM A/S, while the existing shareholders will retain an ownership interest of 7.5% after the implementation of the plan.

The implementation of the plan is subject to major conditions, including the finalization of the definitive documentation and the approval of our Board of Directors, banks and time charter partners.

B.           Business Overview

The Fleet

As of December 31, 2011, our fleet of owned vessels consisted of 65.5 product tankers and 2 dry bulk carriers. The total tonnage of those vessels is approximately 3,907,803 dwt. In addition, we chartered-in 30 product tankers and 39 dry bulk carriers and commercially managed approximately 22 vessels for third-party owners and charterers.

For an overview of our fleet please refer to Item 4D and for details of our investment activities please refer to Item 5A.

Our product tanker division is primarily engaged in the transportation of refined oil products such as gasoline, jet fuel, and naphtha and gas oil. We own and operate four sizes of product carriers and, secondarily, a small part of the tanker division is engaged in the transportation of crude oil. The largest vessels are Aframax (LR2) tankers of approximately 100,000 to 105,000 dwt that primarily transport naphtha between the Arabian Gulf and Japan and other East Asiatic countries. The second largest vessels are Panamax tankers, which are tankers of approximately 80,000 to 85,000 dwt. The third largest vessels are Handymax (MR) product tankers of approximately 40,000 to 50,000 dwt. Finally we operate Handysize product tankers of up to 40,000 dwt. Panamax, Handymax and Handysize product tankers operate in the above mentioned areas and in the U.S., Africa, Europe and the Caribbean.

Our dry bulk vessels transport products such as grain, coal and iron ore. We operate dry bulk vessels of the Panamax size only. The Panamax dry bulk vessels, which range between 60,000 and 80,000 dwt, carry iron ore and coal as well as commodities such as grain, bauxite and fertilizer.

Each of our vessel categories generates gross profits (net earnings from shipping activities) by operating owned and chartered-in vessels. Over the last three financial years the contribution to net earnings from shipping activities per division has been as follows:

Division	2009	2010	2011
Product Tankers	82%	86%	113%
Dry Bulk Vessels	18%	14%	(13)%

Please refer to Item 5A for a description of revenue and gross profit per division.

Product Tanker Pooling Arrangements

In 2011, we participated in and were the acting pool manager for three pool arrangements which included a significant number of vessels. As pool manager we received a chartering commission income to cover the expenses associated with this role. The chartering commission income is calculated as a fixed percentage of the freight income from each charter agreement. If the pool does not earn any freight income, we will not receive any commission income. The commission income is recognized in the income statement under "Other operating income" simultaneously with the recognition of the underlying freight income in the pool.

During 2011 Torm closed the LR1 and MR Pools, while maintaining the partnership with A.P. Moeller-Maersk in the LR2 Pool.

The LR2 Pool

As of December 31, 2011, the LR2 Pool was comprised of 30 double-hull Aframax tankers, including 11 of our vessels, which mainly trade clean petroleum products. The commercial management is carried out by LR2 Management K/S, a limited partnership, in which Long Range 2 A/S, a Danish corporation, is the general partner. We own 50% of all issued and outstanding voting stock of Long Range 2 A/S and a 50% interest in LR 2 Management K/S. Maersk Tankers, one of the pool participants, also owns a 50% interest in both entities. The other participants in this pool are Sanmar Shipping and Gotland Shipping (Bahamas) Ltd. If a participant wants to sell one of its vessels in the pool, it must give notice to the pool board two months in advance of such sale, and six months' notice is required for a participant to withdraw all of its vessels from the pool. No such notice has been given from any partner from January 1, 2010 to December 31, 2011.

The manager of the Pool has the responsibility for the commercial management of the participating vessels, including the marketing, chartering, operation and bunker (fuel oil) purchase of the vessels. The Pool is administered by a pool board, which is comprised of representatives of each pool participant. The pool boards set the policies and issue directives to the pool managers. The pool participants remain responsible for all other costs including the financing, insurance, manning and technical management of their vessels. The earnings of all of the vessels are aggregated and divided according to the relative performance capabilities of the vessel and the actual earning days each vessel is available. Please refer to Note 1 to our consolidated financial statements contained herein for further details relating to the treatment of income from pools.

The LR1 Pool

In April 2010, Skagerak Invest Limited and Gotland Shipping (Bahamas) Ltd. withdrew their five vessels in the LR 1 pool. During the third quarter of 2011, TORM decided to dissolve the LR1 Pool, and the four remaining pool vessels were redelivered in early October.

The MR Pool

In April 2010, Gotland Shipping (Bahamas) Ltd. and LGR di Navigazione S.P.A withdrew their five vessels in the MR pool. During the third quarter of 2011, TORM decided to dissolve the MR Pool.

Dry Bulk Vessel Operation

In our Bulk Division, we operate Panamax size vessels, which we manage ourselves.

The Industry – Tankers

The product tanker market is expected to face a challenging year in 2012, as the market is still recovering from the tonnage influx in 2008-2011, which resulted in ample tonnage supply. The first half of 2011 showed signs of economic recovery which, combined with increasing demand from South America, positively impacted the freight markets. However, the combination of the European debt crisis, high oil prices and the effects of the Arab Spring negatively impacted freight rates in the second half of the year. The delivery of new tonnage continued throughout 2011. In the second quarter of 2011, the earthquake in Japan, the Mississippi flooding in the USA and an increase in South American demand led to a surge in transportation demand in the West. In the eastern market, the earthquake in Japan also negatively impacted naphtha demand and imports in Asia decreased, Naphtha demand in Asia remained weak as did US gasoline demand. The earnings on the largest vessels (LRs) were increasingly affected by uncoated newbuilding vessels entering the gasoil market. During the fourth quarter of 2011, naphtha demand in Asia decreased further. In the West, the increasing demand in South America assisted the product tanker market throughout the quarter and the usual end of year exports from the USA resulted in relatively high freight rates.

Tanker - Demand and Supply

Demand

Historically there has been a strong correlation between freight rates (utilization) and GDP growth and global oil demand. Demand for transportation of refined oil products is based on various additional factors such as an expansion of the refinery capacity dislocated from the consumption areas, changes to transport patterns and port days.

According to industry sources, the net global refinery capacity is estimated to grow by approximately 5.5 million barrels/day until 2014. The majority of the refinery additions are located in Asia, including India and the Middle East. A significant part of this production is expected to be transported by product tankers, mainly to the USA, Europe and South America, where demand outpaces local refinery capacity or refineries are being closed. This figure only includes the confirmed closure of refineries. Several US and European based refineries may also be closed as they are currently held for sale due to unattractive refining margins. TORM anticipates the following major changes to refined oil product transportation patterns:

•	An increase of gasoline imports to the US East Coast from the Middle East and India and a small reduction of imports from Europe

•	An increase in imports of middle distillates to Europe from the US Gulf, the Middle East and India

•	An increase in imports of all products to South America and specifically Brazil from all continents

•	A decline in trade from China to the Arabian Gulf (e.g. gasoline)

•	An increase in trade to West Africa from Europe, the Arabian Gulf and South East Asia

Oil demand is expected to increase by approximately 1.0% or 0.9 million barrels/day to 89.9 million barrels/day in 2012 (source: EIA February 2012). From 2013 to 2015, cumulated oil demand is expected to grow by 1.6% per year. The non-OECD areas, especially China, the Middle East and Brazil, are expected to be the areas with the strongest growth in oil demand.

Operating data for TORM's fleet indicate an increase in the number of vessel days spent in port. The increase is due to the global fleet outgrowing port capacity. Going forward TORM anticipates that the port days will increase in line with increasing oil demand.

Arbitrage exploits the price difference of refined oil products between loading and discharge port and is an important demand factor for product tankers. TORM believes that arbitrage trading will increase over the coming years due to the continued modernization and specialization of oil refineries.

The product tanker ton-mile demand is estimated to have a compound annual growth rate of approximately 5% until 2015 (source: TORM research and SSY).

Supply

The existing global product tanker fleet at the end of 2011 consisted of a total of 2,060 vessels: 203 LR2 vessels, 345 LR1 vessels, 958 MR and 554 Handysize vessels (source: SSY). The forecasted supply situation is mainly a function of the existing product tanker order book, expected newbuilding orders, anticipated cancellations, postponed deliveries of orders (slippage) and phasing out of older product tankers.

At the end of 2011, the existing order book of product tankers for delivery in 2012-2014 came to 199 vessels: 16 LR2 vessels, 33 LR1 vessels, 120 MR vessels and 30 Handysize vessels (source: SSY). This corresponds to a gross increase in the period of between 5% and 12% depending on the segment, which relatively is one of the lowest order books in the shipping industry. 2011 saw limited newbuilding orders, as the freight rates continued to be under pressure and financing was constrained.

Since the global financial downturn began in 2009, shipyards and shipping companies have cancelled newbuilding orders and generally renegotiated newbuilding contracts. Estimates suggest that the cancellation of newbuilding orders will reduce the current global product tanker order book by 10% over the period up to 2013. This assessment is subject to uncertainty. Expectations are that postponement of vessel deliveries or slippage of approximately 30% annually will continue to exist in the short term, but limited slippage is expected beyond 2013.

International Maritime Organization (IMO) regulations on single-hulled tankers have implied that the majority of these older vessels have already been phased out. Older vessels will continuously be phased out, as it is increasingly difficult to trade older tonnage. It is expected that approximately 4% of the existing vessels in the global fleet will be phased out or scrapped in the 2012-2014 period. The Handysize segment experienced a phase out of approximately 50 vessels or approximately 9% of the fleet during 2011 (source: SSY).

Continued ordering of new product tankers is expected, which will be delivered before the end of 2014. Expectations are that the new ordering activity for 2014 will be at the same annual level as was the case in 2011.

The product tanker market is vulnerable to a number of swing factors. Swing factors are by definition unpredictable and can create sudden spikes in the product tanker market. Swing factors are typically major events such as hurricanes, embargoes, wars, political intervention, strikes, blockage of waterways and ports, geographical product shortages and unforeseen disruptions to refinery production. Other important factors are slow steaming and potential substitution of product tanker tonnage between crude and product transport. The use of product tanker vessels for floating storage purposes as seen in 2009 and 2010 is also an example of a swing factor. Other significant uncertainties are related to newbuilding order activity and potential changes to China's import and/or export requirements.

The Industry – Dry Bulk Fleet

The global bulk fleet grew by approximately 15% in 2011 despite considerable scrapping. The dry bulk demand measured in ton-mile is estimated to have increased by 10% with increased Chinese iron ore and coal imports as the primary market drivers (source: RS Platou).

The dry bulk spot market was volatile during 2011 driven by seasonality and events surrounding the Japanese earthquake and floodings in Australia. In the first quarter of 2011, the freight rates were under pressure due to a large number of newbuilding deliveries and weaker demand. In the second quarter of 2011 the Panamax market was hit by the floods in Queensland, Australia, and the earthquake and the tsunami in Japan. It affected the global production cycle and led to a fall in the Baltic Panamax Index by approximately 35% during April, which primarily put the Pacific market under pressure. In the third quarter of 2011, the bulk market continued to be under pressure from a typical summer market and spillover effects from the previous quarter. Later, freight rates improved due to grain exports from the USA, sugar exports from Brazil and a continued appetite for iron ore and coal in China. In the fourth quarter of 2011, the bulk market in the Atlantic was balanced, and in the Pacific freight rates were steady despite the largest-ever Chinese production of iron ore and continued high commodity stock levels in Chinese ports. Dry bulk asset prices gradually declined during 2011 due to newbuilding deliveries outgrowing demand.

Demand

Seaborne transportation demand is estimated to increase by approximately 9% in 2012 compared to 2011 (source: RS Platou). The major commodities, iron ore and coal, represent about 62% of the total seaborne dry bulk transportation. Global seaborne iron ore trade is projected to increase by 7% in 2012 compared to 9% in 2011. China is the world's largest steel producer and its iron ore consumption is expected to grow by 6% during 2012. In 2011, China sourced about 50% of its iron ore from the import markets. Global seaborne coal trade is projected to grow by approximately 10% in 2012. The largest market for coal is Asia, which accounts for over 65% of global consumption of both steam coal for electricity generation and coking coal for steel production. China alone accounts for roughly 46% of global demand, but sourced 95% from domestic production in 2011. Port congestion continued in 2011, although at lower levels than in 2009 and 2010.

Supply

The expected newbuilding deliveries in 2012 are estimated to be in the region of 90-100 million dwt, which is the highest level recorded. Adjusted for an expected scrapping of 30-35 million dwt, the net fleet growth in 2012 will be around 11%-12% calculated on a year average basis (source: RS Platou). It is anticipated that the newbuilding deliveries for 2012 will be partially offset by a high number of cancellations and significant slippage. This is a result of the tighter financing sources and freight rates being under continued pressure. Simultaneously, falling asset prices combined with strong steel prices have increased the incentive for scrapping older vessels. In 2011, a total of 24 million dwt was scrapped and it is projected that a total of 30-35 million dwt will be scrapped during 2012 (source: RS Platou). Fleet growth is expected to exceed the demand growth in 2012 even after correcting for cancellations, slippage and scrapping.

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

During 2011, part of the tanker fleet operated in pools.. Within each pool, a vessel may be time chartered out by the pool manager, but the charterhire is divided among all of the vessels in the pool and therefore does not provide us with the steady income normally associated with time charters. Each pool manager will determine the number of vessels to be time chartered depending on charterhire rates and pool board strategy. Vessels in our pools that are not time chartered generally trade in the spot market. However, the pools do enter into contracts of affreightment, which provide a guaranteed fixed income over a period of time. During 2011, part of the tanker fleet operated in pools.

Management of the Fleet

We provide the operations, chartering, technical support, shipyard supervision, insurance and financing management services necessary to support our fleet. Our chartering staff, as well as our fleet's management personnel, is mainly located in our head office in Copenhagen and at our office in Singapore. Our staff makes recommendations to our senior management regarding the chartering of our vessels, as well as identifying when opportunities arise to buy or sell a vessel. We also have offices in Manila, Tokyo, Kristiansand in Norway, Stamford, USA, Rio De Janeiro, Brazil and Mumbai, India, but all decisions relating to the vessels we manage are made or approved in our offices in Copenhagen and Singapore.

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

In 2011, one customer accounted for 10% of TORM's consolidated revenue (2010: 11%, 2009: 13%).

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

Our vessels are subject to both scheduled and unscheduled inspections by a variety of government, quasi-governmental and private organizations including the local port authorities, national authorities, harbor masters or equivalent, classification societies, flag state administrations (countries of registry) and charterers. Our failure to maintain permits, licenses, certificates or other authorizations required by some of these entities could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

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

International Maritime Organization

The United Nations' International Maritime Organization, or the IMO, has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL.  MARPOL entered into force on October 2, 1983.  It has been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate.  MARPOL sets forth pollution-prevention requirements applicable to drybulk carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution.  Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions.  Annex VI was separately adopted by the IMO in September of 1997.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution.  Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000.  It also prohibits "deliberate emissions" of "ozone depleting substances," defined to include certain halons and chlorofluorocarbons.  "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance.  Emissions of "volatile organic compounds" from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (PCBs)) are also prohibited.  Annex VI also includes a global cap on the sulfur content of fuel oil (see below).

The IMO's Maritime Environment Protection Committee, or MEPC, adopted amendments to Annex VI on October 10, 2008, which amendments were entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulphur contained in any fuel oil used on board ships.  By January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur (from the current cap of 4.50%).  By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.

Sulfur content standards are even stricter within certain "Emission Control Areas," or ECAs.  By July 1, 2010, ships operating within an ECA may not use fuel with sulfur content in excess of 1.0% (from 1.50%), which is further reduced to 0.10% on January 1, 2015.  Amended Annex VI establishes procedures for designating new ECAs.  Currently, the Baltic Sea and the North Sea have been so designated.  Effective August 1, 2012, certain coastal areas of North America will also be designated ECAs, as will (effective January 1, 2014), the United States Caribbean Sea.  If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation.  The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009. Please see "United States – the U.S. Clean Air Act" below for information on the ECA designated in North America and the Hawaiian Islands. We have obtained International Air Pollution Prevention certificates evidencing compliance with Annex VI requirements for all of our vessels.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions.  For example, the IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping tonnage. To date, there has not been sufficient adoption of this standard for it to take force. However, Panama may adopt this standard in the relatively near future, which would be sufficient for it to take force. Upon entry into force of the BWM Convention, mid-ocean ballast exchange would be mandatory for our vessels.  In addition, our vessels would be required to be equipped with a ballast water treatment system that meets mandatory concentration limits not later than the first intermediate or renewal survey, whichever occurs first, after the anniversary date of delivery of the vessel in 2014, for vessels with ballast water capacity of 1,500-5,000 cubic meters, or after such date in 2016, for vessels with ballast water capacity of greater than 5,000 cubic meters. If mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could be significant.

The IMO has also adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocol in 1976, 1984, and 1992, and amended in 2000, or the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's actual fault and under the 1992 Protocol where the spill is caused by the shipowner's intentional or reckless act or omission where the shipowner knew pollution damage would probably result.  The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Liquefied Gases

Severe collisions or strandings involving tankers carrying liquefied gases could result in a variety of hazards, such as cargo tank damage and uncontrolled release of the product. Such release could result in evaporation and dispersion of the product and, in some cases, could cause brittle fracture of the ship's hull.

The IMO adopted the International Code for the Construction and Equipment of Ships Carrying Liquefied Gases in Bulk, or the IGC Code, to provide an international standard for the safe transport by sea in bulk of liquefied gases and certain other substances, by prescribing the design and construction standards of ships involved in such transport and the equipment they should carry so as to minimize the risk to the ship, its crew and to the environment, having regard to the nature of the products involved. The IGC Code applies to gas carriers constructed on or after July 1, 1986.  Gas carriers constructed before such date must comply with the IGC Code or the Code for Existing Ships Carrying Liquefied Gases in Bulk.

Safety Management System Requirements

IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards.

The operation of our ships is also affected by the requirements set forth in Chapter IX of SOLAS, which sets forth the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. We intend to rely upon the safety management system that our appointed ship managers have developed. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code.

United States

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. OPA limits the liability of responsible parties with respect to tankers over 3,000 gross tons to the greater of $2,000 per gross ton or $17,088,000 per double hull tanker, and with respect to non-tank vessels, the greater of $1,000 per gross ton or $854,400 for any non-tank vessel, respectively. These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations.  The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We have provided such evidence and received certificates of financial responsibility from the U.S. Coast Guard for each of our vessels required to have one.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.  Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.  Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. We intend to comply with all applicable state regulations in the ports where our vessels call. We believe that we are in substantial compliance with all applicable existing state requirements. In addition, we intend to comply with all future applicable state regulations in the ports where our vessels call.

The U.S. Clean Water Act

The U.S. Clean Water Act of 1972, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.

The United States Environmental Protection Agency, or EPA, has enacted rules requiring a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in United States waters. The EPA has proposed a draft 2013 Vessel General Permit to replace the current Vessel General Permit upon its expiration on December 19, 2013, authorizing discharges incidental to operations of commercial vessels. The draft permit also contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.  We have submitted NOIs for our vessels where required and do not believe that the costs associated with obtaining and complying with the VGP will have a material impact on our operations.

U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters.  On March 23, 2012, the U.S. Coast Guard announced that it is amending its regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters.  The revised ballast water standards are consistent with those adopted by the IMO in 2004, and will be effective on or around June 20, 2012.

Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

The U.S. Clean Air Act

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (the "CAA") requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans ("SIPs") designed to attain national health-based air quality standards in each state.  Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these existing requirements.

Since July 1, 2009, the State of California requires that both U.S. and foreign flagged vessels, subject to specified exceptions, use reduced sulphur content fuel of 1.5% for marine gas oil or 0.5% for diesel oil when operating within 24 nautical miles of California's coastline. By August 1, 2012, only marine gas oil with a sulfur content of no more than 1% or marine diesel oil with a sulfur content of no more than .5% will be allowed.  By January 1, 2014, only marine gas oil and marine diesel oil fuels with 0.1% sulfur will be allowed.

Compliance with these standards may cause us to incur costs to install control equipment on our vessels.

European Union

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water.  Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties.  Member States were required to enact laws or regulations to comply with the directive by the end of 2010.  Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained.  The European Union also adopted and then extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses.  The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. However, in July 2011 the MEPC adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships that will enter into force in January 2013. Currently operating ships will be required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is also considering the development of market-based mechanisms to reduce greenhouse gas emissions from ships. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

International Labour Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. The MLC 2006 has not yet been ratified, but its ratification would require us to develop new procedures to ensure full compliance with its requirements.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the Maritime Transportation Security Act of 2002, or MTSA.  To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States.  The regulations also impose requirements on certain ports and facilities, some of which are regulated by the U.S. Environmental Protection Agency (EPA).

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security.  The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code.  The ISPS Code is designed to enhance the security of ports and ships against terrorism.  To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state.  Among the various requirements are:

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

•
a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

Ships operating without a valid certificate may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port.

Furthermore, additional security measures could be required in the future which could have a significant financial impact on us. The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

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

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

•
Annual Surveys.  For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, within three months before or after each anniversary date of the date of commencement of the class period indicated in the certificate.

•
Intermediate Surveys.  Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal.  Intermediate surveys are to be carried out at or between the occasion of the second or third annual survey.

•
Class Renewal Surveys.  Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull.  At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures.  Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals.  The classification society may grant a one-year grace period for completion of the special survey.  Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear.  In lieu of the special survey every four or five years, depending on whether a grace period was granted, a vessel owner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

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

Most vessels are also dry-docked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a ''recommendation'' which must be rectified by the ship owner within prescribed time limits.

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

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, structural damage to the vessel, collision, personal injuries, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy, hostilities and labor strikes.  In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which in certain circumstances imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the U.S. market. We carry insurance against loss of hire, which protects against business interruption following a loss under our marine hull and machinery policy and in addition we are also covered under our War Risk Loss of Hire policy for loss of hire following a hi-jacking.  The policies do not protect us from business interruptions caused by any other losses.  While we believe that our present insurance coverage is adequate, not all risks can be insured against, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery Insurance

We have obtained marine hull and machinery and war risk insurance, which include damage to a vessel's hull and machinery, collisions and the risk of actual or constructive total loss, for all of our vessels. The vessels are each covered up to at least fair value. Under regular circumstances, salvage and towing expenses are covered in connection with casualties. We also arranged increased value interests coverage for each vessel. Under this coverage, in the event of total loss or total constructive loss of a vessel, we will be able to recover for amounts not recoverable under the hull and machinery policy.

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

Our current protection and indemnity insurance coverage for pollution is USD 1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure more than 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. The P&I clubs in the International Group of P&I clubs have bought reinsurance cover up to USD 3.06 billion after which the mutuality in the International Group will cover a claim by way of the overspill pool up to a total  amount of app. USD 7 billion, adjustable by world tonnage size. As a member of two P&I Associations, which are members of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. We conclude our time charters and voyage charters in the spot market through the use of brokers, through whom we negotiate the terms of the charters based on market conditions and experience. We compete primarily with owners of tankers in the Handymax (MR), Panamax (LR1) and Aframax (LR2) class sizes in our tanker division. Ownership of tankers is highly fragmented and is divided among major oil companies and independent tanker owners. Our bulk vessels also compete with other vessels of the same type and size.

C.           Organizational Structure

The following table sets forth our significant entities as of the date of this annual report.

Entity	Country of Incorporation	Activities
TORM A/S	Denmark
This is the parent company. The company owned 54 product tankers and has 1 product tanker on finance lease. This company employs most of the employees providing commercial and technical management for TORM vessels and pool vessels.

Torm Singapore (Pte) Ltd.	Singapore	100% owned subsidiary. The company owned 9 product tankers, 2 bulk carriers and has 1 product tanker on finance lease. The company also provides some commercial and technical management.
LR2 Management K/S	Denmark	50% owned limited partnership. Maersk Tankers owns the other 50%. The partnership acts as pool manager for the LR2 pool.
UT Shipowning K/S	Denmark	50% owned limited partnership. SIVA Ships Intl. Pte. Ltd. owns the other 50%. The partnership owns a LR1 vessel.
Torm Shipping India Pte. Ltd. (former Orinoco Marine Consultancy India private Limited (OMCI))	India	100% owned subsidiary. The company primarily handles the manning of TORM vessels in India.
Torm USA LLC	Delaware	100% owned subsidiary. The company provides administration services towards other entities.
FR8 Holdings Pte. Ltd.	Singapore	50% owned joint venture with Projector S.A.

D.           Property, Plant and Equipment

Real Property

We do not own any real property other than one small residential property. We lease office space in Copenhagen, Singapore, Stamford (Connecticut, USA), Rio De Janeiro, Brazil and Mumbai, India on contracts expiring in 2014, 2012, 2017, 2012 and 2015, respectively. Furthermore, we have leased five apartments in Singapore on contracts expiring up until January 2013. The lease on the Kristiansand property expires in 2012 and thereafter the office will close.

Fleet

The following table lists our entire fleet of owned vessels as of March 31, 2012:

Product Tankers	Year Built	Dwt	Ownership	Flag (1)
TORM Ingeborg	2003	99,999	TORM A/S	DIS
TORM Valborg	2003	99,999	TORM A/S	DIS
TORM Helene	1997	99,999	TORM A/S	DIS
TORM Signe	2005	72,718	Torm Singapore	Singapore
TORM Sofia	2005	72,718	Torm Singapore	Singapore
TORM Estrid	2004	74,999	TORM A/S	DIS
TORM Ismini	2004	74,999	TORM A/S	DIS
TORM Emilie	2004	74,999	TORM A/S	DIS
TORM Sara	2003	72,718	Torm Singapore	Singapore
TORM Helvig	2005	44,990	TORM A/S	DIS
TORM Ragnhild	2005	44,990	TORM A/S	DIS
TORM Freya	2003	45,990	TORM A/S	DIS
TORM Thyra	2003	45,990	TORM A/S	DIS
TORM Camilla	2003	44,990	TORM A/S	DIS
TORM Carina	2003	44,990	TORM A/S	DIS
TORM Mary	2002	45,990	TORM A/S	DIS
TORM Vita	2002	45,940	TORM A/S	DIS
TORM Gertrud	2002	45,940	TORM A/S	DIS
TORM Gerd	2002	45,940	TORM A/S	DIS
TORM Caroline	2002	44,946	TORM A/S	DIS
TORM Cecilie	2001	44,946	TORM A/S	DIS
TORM Clara	2000	45,999	TORM A/S	DIS
TORM Gunhild	1999	44,999	TORM A/S	DIS
TORM Anne	1999	44,990	Torm Singapore	Singapore
TORM Gudrun	2000	101,122	TORM A/S	DIS
TORM Kristina	1999	105,001	TORM A/S	DIS
TORM Ugland	2007	74,999	UT Shipowning K/S (2)	NIS
TORM Venture	2007	74,999	TORM A/S	NIS
TORM Neches	2000	47,052	Torm Singapore	Singapore
TORM Amazon	2002	47,275	TORM A/S (3)	Singapore
TORM San Jacinto	2002	47,038	TORM A/S	DIS
TORM Moselle	2003	47,024	TORM A/S	DIS
TORM Rosetta	2003	47,015	TORM A/S	DIS
TORM Horizon	2004	46,955	TORM A/S	DIS
TORM Thames	2005	47,035	TORM A/S	DIS
TORM Kansas	2006	46,922	TORM A/S	DIS
TORM Republican	2006	46,893	TORM A/S	DIS
TORM Platte	2006	46,920	TORM A/S	DIS
TORM Madison	2000	35,828	TORM A/S	DIS
TORM Trinity	2000	35,834	TORM A/S	DIS
TORM Rhone	2000	35,751	TORM A/S	DIS
TORM Charente	2001	35,751	TORM A/S	DIS
TORM Ohio	2001	37,274	TORM A/S	DIS
TORM Loire	2004	37,106	TORM A/S	DIS
TORM Garonne	2004	37,178	TORM A/S	DIS
TORM Saone	2004	37,106	TORM A/S	DIS
TORM Fox	2005	37,006	TORM A/S	DIS
TORM Tevere	2005	36,990	TORM A/S	DIS

TORM Maren	2008	110,000	TORM A/S	DIS
TORM Mathilde	2008	110,000	TORM A/S	DIS
TORM Margit (4)	2007	109,672	Torm Singapore	Singapore
TORM Marina	2007	109,672	TORM A/S	NIS
TORM Laura	2008	52,000	TORM A/S	DIS
TORM Lene	2008	52,000	TORM A/S	DIS
TORM Lotte	2009	52,000	TORM A/S	DIS
TORM Louise	2009	52,000	TORM A/S	DIS
TORM Lilly	2009	52,000	TORM A/S	DIS
TORM Lana	2009	52,000	Torm Singapore	Singapore
TORM Gyda	2009	37,000	TORM A/S	DIS
TORM Alice	2010	50,500	TORM A/S	DIS
TORM Aslaug	2010	50,500	TORM A/S	DIS
TORM Alexandra	2010	50,500	TORM A/S	DIS
TORM Agnete	2010	50,500	TORM A/S	DIS
TORM Almena	2010	50,500	Torm Singapore	Singapore
TORM Agnes	2011	50,500	Torm Singapore	Singapore
TORM Amalie	2011	50,500	Torm Singapore	Singapore
Drybulk Vessels	Year Built	Dwt	Ownership	Flag(1)
TORM Bornholm	2004	75,912	Torm Singapore	Singapore
TORM Anholt	2004	74,195	Torm Singapore	Singapore

(1)	DIS stands for the Danish International Shipping Registry and NIS stands for the Norwegian International Shipping Registry.

(2)	Owned by UT Shipowning K/S, our 50% owned joint venture entity.

(3)	TORM A/S has TORM Amazon on finance lease

(4)	Torm Singapore has TORM Margit on finance lease

Newbuildings

As of the date of this report we have no newbuildings.

Other

We have entered into various IT-related, office equipment and car rental contracts that typically expire after six months to 3 years. We also have contractual obligations relating to vessels chartered-in. Please refer to Item 5F for further disclosures relating to our contractual obligations.

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

TORM AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
For The Years Ended December 31, 2009, 2010 and 2011
(Expressed in thousands of USD)

	Note	2009	2010	2011
Revenue		862,251	856,075	1,305,208
Port expenses, bunkers and commissions		(217,356)	(298,830)	(675,004)
Freight and bunkers derivatives		(11,952)	3,339)	14,105

Time charter equivalent earnings		632,943	560,584	644,309

Charter hire		(220,880)	(228,631)	(398,326)
Operating expenses	4	(169,556)	(152,207)	(164,949)

Gross profit (Net earnings from shipping activities)	3	242,507	179,746	81,034

Profit/(loss) from sale of vessels		33,145	1,871	(52,538)
Administrative expenses	4, 5	(78,194)	(78,161)	(71,222)
Other operating income		7,331	4,788	3,170
Share of results of jointly controlled entities	29	(2,256)	(11,453)	(4,217)
Impairment losses on jointly controlled entities	9	(20,000)	(35,000)	(13,000)
Amortizations, depreciation and impairment losses	7, 8, 9	(132,775)	(141,410)	(331,826)

Operating profit/(loss)		49,758	(79,619)	(388,599)

Financial income	10	6,090	2,663	9,930
Financial expenses	10	(74,896)	(59,285)	(72,716)

Loss before tax		(19,048)	(136,241)	(451,385)

Tax benefit/(expense)	13	1,686	982	(1,621)

Net loss for the year		(17,362)	(135,259)	(453,006)

Primary Factors affecting Results of Operations

TORM generates revenue by charging customers for the transportation of refined oil products, crude oil and, to a much lesser extent, dry bulk cargoes, using our tanker and dry bulk vessels. The Company's focus is on maintaining a young, high quality fleet and optimizing the mix between chartered-in and owned vessels. The Company actively manages the deployment of the fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters, which can last up to several years. The vast majority of the Company's product tankers are employed in pools, whose revenue is derived from both spot market voyage charters and time charters. The Company's dry bulk vessels are typically employed on time charter.

TORM believes that the important measures for analyzing trends in the results of our operations for both tankers and dry bulk vessels consist of the following:

•
Time charter equivalent (TCE) earnings per available earning day. TCE earnings per available earning day are defined as revenue less voyage expenses divided by the number of available earning days. Voyage expenses primarily consist of port and bunker expenses that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions, freight and bunker derivatives. TORM believes that presenting revenue net of voyage expenses neutralizes the variability created by unique costs associated with particular voyages or the deployment of vessels on the spot market and facilitates comparisons between periods on a consistent basis. Under time charter contracts, the charterer pays the voyage expenses, while under voyage charter contracts the shipowner pays these expenses. A charterer has the choice of entering into a time charter (which may be a one-trip time charter) or a voyage charter. TORM is neutral as to the charterer's choice because the Company will primarily base our economic decisions on expected TCE rates rather than on expected revenue. The analysis of revenue is therefore primarily based on developments in TCE earnings.

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

•
Available earning days. Available earning days are the total number of days in a period when a vessel is ready and available to perform a voyage, meaning the vessel is not off-hire or in dry-dock. For the owned vessels, this is calculated by taking operating days and subtracting off-hire days and days in dry-dock. For the chartered-in vessels, no such calculation is required because charter hire is only paid on earning days and never for off-hire days or days in dry-dock.

•
Operating days. Operating days are the total number of available days in a period with respect to the owned vessels, before deducting unavailable days due to off-hire days and days in dry-dock. Operating days is a measurement that is only applicable to the owned vessels, not to the chartered-in vessels.

•
Operating expenses per operating day. Operating expenses per operating day are defined as crew wages and related costs, the costs of spares and consumable stores, expenses relating to repairs and maintenance (excluding dry-docking), the cost of insurance and other miscellaneous expenses on a per operating day basis. Operating expenses are only paid for owned vessels. The Company does not pay such costs for the chartered-in vessels, which are borne by the vessel owner and instead factored into the charter hire cost for such chartered-in vessels.

Comparison of the Year Ended December 31, 2011 and the Year Ended December 31, 2010

TORM incurred a net loss of USD 453 million in 2011 compared to a net loss of USD 135 million in 2010, resulting in a loss per share (EPS) of  USD 6.5 in 2011 compared to a loss per share of USD 2.0 in 2010. The performance was weaker than expected due to lower than expected freight rates in 2011 and unplanned vessel sales during the year which resulted in a loss of USD 47 million. In addition, TORM recorded impairment losses of USD 200 million relating to the Tanker Division and to the Company's 50% investment in FR8.

The 50% investment in FR8 was the last major investment made by TORM within the product tanker market, and the carrying amount of the investment was based on a higher average vessel cost price compared to similar vessel types in TORM's own fleet. Consequently, it was more vulnerable to impairment, and based on management's review of the recoverable amount of assets at December 31, 2011, the 50% investment in FR8 was impaired by USD 13 million in addition to the USD 35 million impairment loss recorded in 2010.

Revenue in 2011 was USD 1,305 million compared to USD 856 million in the previous year. TCE earnings in 2011 were USD 644 million compared to USD 561 million in 2010. The increase in TCE earnings was primarily due to a significant increase of 30% in the number of available earning days, particularly in the Bulk Division. This increase was partly offset by significantly lower freight rates in both the Tanker Division, particularly in the Handysize, LR1 and LR2 business areas, and the Bulk Panamax business area. The achieved weighted average TCE earnings per available earning day in 2011 was down 10% in the Tanker Division as compared to 2010 and down 28% in the Bulk Division as compared to 2010.

Operating loss increased by USD 309 million to a loss of USD 389 million in 2011 as compared to a loss of USD 80 million in 2010. The higher loss compared to 2010 was primarily due to a net loss of USD 53 million from the sale of vessels and impairment losses of USD 200 million relating to the Tanker Division and FR8 as compared to a net profit from sale of vessels of $2 million and impairment losses of USD 35 million relating to FR8 in 2010. Significantly lower freight rates and higher charter hire expenses, primarily due to the higher activity level in the Bulk Division, also contributed negatively to TORM's operations.

TORM's total assets decreased by USD 507 million to USD 2,779 million in 2011 from USD 3,286 million in 2010, of which the carrying amount of vessels including vessels held for sale, capitalized dry-docking and prepayments on vessels amounted to USD 2,349 million in 2011 as compared to USD 2,787 million in 2010. Although current assets in 2011, excluding cash, increased by USD 80 million, net working capital decreased by USD 2 million. The increase in current assets is primarily due to the larger fleet of time chartered vessels in the Bulk Division compared to 2010. At December 31, 2011, the fleet of owned vessels consisted of 65.5 product tankers and two dry bulk vessels. In addition, TORM chartered 30 product tankers and 39 dry bulk vessels on time charter agreements and commercially managed approximately 22 vessels for third-party owners and charterers.

Total equity decreased by USD 471 million in 2011 to USD 644 million from USD 1,115 million in 2010. The decrease in equity was mainly due to the loss for the year of USD 453 million and fair value adjustment on hedging instruments of USD 21 million. TORM's total liabilities decreased by USD 36 million in 2011 to USD 2,135 million from USD 2,171 million in 2010, primarily due to a decrease in mortgage debt and bank loans of USD 167 million partly offset by an increase in finance lease liabilities of USD 45 million and an increase in trade payables and other payables of USD 82 million.

Gross Profit (Net Earnings from Shipping Activities)

The table below presents net earnings from shipping activities by segment for the years ended December 31, 2010 and 2011:

USD million
	Tanker	Bulk	Total 2010	Tanker	Bulk	Total 2011
Revenue	762.9	93.2	856.1	958.7	346.5	1,305.2
Port expenses, bunkers and commissions	(293.7)	(5.1)	(298.8)	(510.7)	(164.3)	(675.0)
Freight and bunkers derivatives	3.5	(0.2)	3.3	4.9	9.2	14.1
Time charter equivalent earnings	472.7	87.9	560.6	452.9	191.4	644.3
Charter hire	(168.9)	(59.7)	(228.6)	(199.3)	(199.0)	(398.3)
Operating expenses	(148.4)	(3.8)	(152.2)	(161.8)	(3.2)	(165.0)
Gross profit/(loss)
(Net earnings from shipping activities)	155.4	24.4	179.8	91.8	(10.8)	81.0

TORM's revenue derives from two segments: The Tanker Division and the Bulk Division. The above table presents the results of shipping activities by operating segment for the years 2010 and 2011.

Tanker Division

Revenue in the Tanker Division increased by 26% to USD 959 million from USD 763 million in 2010, whereas time charter equivalent earnings decreased by USD 20 million or 4% to USD 453 million in 2011 from USD 473 million in the previous year. The overall increase in the number of available earning days of 7% was more than offset by the reduction in the weighted average TCE earnings per available earning day of 10% compared to 2010.

In the LR2 business area, two vessels were sold and leased back midyear and two additional vessels were sold late in the year, leaving the number of available earning days in the LR2 business area almost unchanged compared to  2010. The average freight rates dropped by 23% from 2010, resulting in a reduction in earnings of USD 17 million.

In the LR1 business area, the relatively expensive additions to the time charter fleet in 2010 had full effect, and the Company took delivery of two and redelivered two chartered in vessels during the year, increasing the number of available earning days by 723 days or 9% and increasing earnings by USD 10 million. Average freight rates decreased by 18% from the previous year, reducing earnings by USD 22 million.

In the MR business area, two newbuildings were delivered to the fleet of owned vessels and two older vessels were sold. Three vessels were delivered to the fleet of time chartered vessels and with the deliveries in 2010, which had full effect in 2011, this was the main reason for the increase in the number of available earning days of 1,689 days or 11%, which improved earnings by USD 22 million. Average freight rates increased by 3% from the previous year, increasing earnings by USD 7 million.

In the Handysize business area, the fleet remained unchanged, whereas a decrease in the average freight rates of 25% from the previous year reduced earnings by USD 16 million.

Earnings for the Tanker Division
USD million	SR	MR	LR1	LR2	Un-allocated	Total
Time charter equivalent earnings 2010	60	213	114	79	7	473
Change in number of earning days	0	22	10	0	-	32
Change in freight rates	(16)	7	(22)	(17)	-	(48)
Other	-	-	-	-	(4)	(4)
Time charter equivalent earnings 2011	44	242	102	62	3	453

Unallocated earnings comprise fair value adjustment of freight and bunkers derivatives, which are not designated as hedges, and gains and losses on freight and bunkers derivatives, which are not entered for hedge purposes.

The table below summarizes the earnings data per quarter for the Tanker Division.

Earnings data for the Tanker Division

In 2011, we changed the method of calculating daily earnings from "TCE per earning day from Pool" to "Spot rate" to take into account the diminishing use of pools during 2011. Therefore the rates for 2010 have been adjusted according to "Spot Rate". In previous years comparisons have been retained using "TCE per earning day from Pool.

USD/Day	2010	2011				2011	% Change
	Full year	Q1	Q2	Q3	Q4	Full year	2010-2011
LR2/Aframax vessels
Available earning days for: *
- Owned vessels	4,418	1,157	1,135	979	963	4,234
- Time chartered vessels	158	0	18	179	129	326
Spot rates 1	16,869	10,890	10,612	10,836	11,959	11,821	(30%)
TCE per earning day **	17,573	13,524	12,542	12,423	15,647	13,505	(23%)

LR1/Panamax vessels
Available earning days for: *
- Owned vessels	2,510	628	631	639	639	2,537
- Time chartered vessels	5,304	1,457	1,532	1,569	1,442	6,000
Spot rates 1	13,407	14,435	15,174	9,841	7,678	11,855	(12%)
TCE per earning day **	14,599	14,654	14,962	9,467	9,020	12,017	(18%)

MR vessels
Available earning days for: *
- Owned vessels	12,671	3,376	3,374	3,434	3,443	13,627
- Time chartered vessels	3,265	887	999	1,077	1,035	3,998
Spot rates 1	11,903	12,760	15,315	11,749	14,080	13,448	(13%)
TCE per earning day **	13,326	12,768	15,867	12,910	13,335	13,718	(3%)

SR vessels
Available earning days for: *
- Owned vessels	3,927	969	996	992	978	3,935
- Time chartered vessels	13	0	0	0	0	0
Spot rates 1	11,665	10,410	13,403	10,582	9,483	10,074	(14%)
TCE per earning day **	15,024	11,319	11,983	12,020	9,809	11,288	(25%)

1 Spot rates are Time Charter Equivalent Earnings for all charters with less than six months duration (Gross freight income less bunkers, commissions and port expenses).

*Earning days are the total number of days in the period, where the vessel is ready and available to perform a voyage, i.e. is not in drydock, etc.

**TCE, or Time Charter Equivalent Earnings, equals gross freight income less port expenses, bunkers and commissions (including freight and bunkers derivatives).

Bulk Division

In the Bulk Division, revenue increased in 2011 by 272% to USD 347 million from USD 93 million in the previous year, and time charter equivalent earnings increased in 2011 by 118% or USD 103 million to USD 191 million from USD 88 million in 2010.

The overall increase in the number of available earning days of 188% was partly offset by the reduction in the weighted aver-age TCE earnings per available earning day of 28% compared to 2010. Whereas the operations in the Bulk Division in previous years were based on a fleet comprised of owned vessels and vessels chartered in on long time charter contracts, the operations during 2011 were to a large extent based on vessels charted in on short time charters. In total, 105 vessels were taken in on time charter for periods from single trip to several months compared to six vessels in the previous year. This was a part of the Bulk Division transformation from a tonnage provider to an integrated freight service provider to primarily industrial customers.

In the Panamax business area, the number of available earning days increased in 2011 by 4,437 days or 97%, causing an increase in earnings by USD 85 million. Freight rates were on average 25% lower than in 2010, reducing earnings by USD 43 million. In the Handymax business area, the number of available earning days increased by 4,182 days to 4,212 days as a response to customer demands. The increase in available earning days increased earnings by USD 50 million, whereas an increase in average freight rates of 6% resulted in an increase in earnings of USD 3 million.

The change in the time charter equivalent earnings in the Bulk Division can be summarized as illustrated in the table below.

Earnings for the Bulk division
USD million	Handymax	Panamax	Total Bulk
Time charter equivalent earnings 2010	0	88	88
Change in number of earning days	50	85	135
Change in freight rates	3	(43)	(40)
Other (1)	0	0	8
Time charter equivalent earnings 2011	53	130	191

(1)        Unallocated earnings comprise fair value adjustment of freight and bunker derivatives, which are not designated as hedges, and gains and losses on freight and bunker derivatives, which are not entered for hedge purposes.

The table below summarizes the earnings data per quarter for the Bulk Division.

Earnings data for the Bulk division
USD/Day	2010	2011				2011	% Change
	Full year	Q1	Q2	Q3	Q4	Full year	2010-2011
Panamax vessels
Available earning days for: *
- Owned vessels	853	180	182	184	184	730	(14%)
- Time chartered vessels	3,707	1,344	1,886	2,095	2,943	8,268	123%
TCE per earning days **	19,184	15,461	16,015	12,140	14,357	14,364	(25%)

Handymax vessels
Available earning days for: *
- Owned vessels	0	0	0	0	0	0	n.a.
- Time chartered vessels	30	566	1,133	1,152	1,361	4,212	13,940%
TCE per earning days **	11,919	11,154	12,554	12,510	13,403	12,628	6%

*	Earning days are the total number of days in the period, where the vessels is ready and available to perform a voyage, i.e. is not in drydock, etc.

**	TCE, or Time Charter Equivalent Earnings, equals gross freight income less port expenses, bunkers and commissions (including freight and bunkers derivatives).

Operation of Vessels

As compared to 2010, charter hire paid in the Tanker Division increased by USD 30 million to USD 199 million in 2011, whereas charter hire paid in the Bulk Division increased by USD 139 million to USD 199 million. The increase in the Tanker Division of 18% and in the Bulk Division of 233% was primarily caused by an increase in the number of available earning days from vessels chartered in compared to 2010.

Operating expenses for the owned vessels increased by USD 13 million to USD 165 million in 2011 primarily due to an increase in the number of operating days of 6%, which raised operating expenses by USD 10 million.

The movement in the operating expenses can be summarized as illustrated in the table below.

Operating expenses
USD million	Tanker Division				Bulk Division
	SR	MR	LR1	LR2	Panamax	Unallocated	Total
Operating expenses 2010	23	77	17	30	4	1	152
Change in the number of operating days	0	12	(2)	1	(1)	0	10
Change in expenses per operating day	1	2	1	0	0	0	4
Other						(1)	(1)
Operating expenses 2011	24	91	16	31	3	0	165
The table below summarizes the operating data for our fleet of owned and bareboat chartered vessels.

Operating data
	Tanker Division
	SR	MR	LR1	LR2	Tanker Division	Bulk Division	Total
Operating expenses per operating day in 2010	5,804	6,386	5,834	6,598	6,259	4,517	6,197
Operating expenses per operating day in 2011	6,013	6,479	6,403	6,586	6,417	4,440	6,363
Change in the operating expenses per operating day in %	4%	1%	10%	0%	3%	(2%)	3%
Operating days in 2011	4,015	13,953	2,555	4,670	25,193	730	25,923
- Off-hire days	(15)	(301)	(18)	(39)	(373)	0	(373)
- Days in dry dock	(65)	(101)	0	(35)	(201)	0	(201)
+/- Bareboat out/in	0	76	0	(362)	(286)	0	(286)
+ Earning days for vessels chartered-in	0	3,998	6,000	326	10,324	12,480	22,804
Earning days in 2011	3,935	17,625	8,537	4,560	34,657	13,210	47,867

During 2011, TORM managed to sustain the cost savings achieved in the cost savings and efficiency programs implemented over the last few years despite continued pressure on seafarer wages and general inflationary pressure. Average operating expenses per day ended at USD 6,363 compared to USD 6,197 in 2010, reflecting a slight increase of 3% due to recalibration of certain cost categories.

The total fleet of owned vessels had 373 off-hire days, corresponding to one per thousand of the number of operating days in 2011 compared to 373 off-hire days, corresponding to seven per thousand of the number of operating days in 2010

Profit/Loss from Sale of Vessels

During 2011, TORM incurred a loss from the sale of vessels of $52.5m compared to a profit of $1.8 million for 2010. During 2011 Torm sold two MR vessels and two LR2 vessels and entered into agreements to sell and leaseback two LR2 vessels. In addition, TORM entered into an agreement to cancel one MR product tanker and sold two Kamsarmax bulk carrier newbuilding contracts.

Administrative Expenses and Other Operating Income

Total administrative expenses amounted to USD 71 million, which was a decrease of USD 7 million or 9% compared to the USD 78 million in 2010. Administrative expenses for 2010 were impacted by one-time expenses of USD 14 million relating to changes in TORM's management whereas 2011 was impacted by one-off expenses of USD 2 million relating to the reduction in land-based personnel in November 2011. The net impact from one-time expenses was thus reduced by USD 12 million. Salaries increased by USD 4 million, expenses relating to incentive schemes increased by USD 3 million and other administrative expenses decreased by USD 2 million.

Other operating income primarily comprises chartering commissions received by TORM in connection with the management of the three tanker pools. Other operating income amounted to USD 3 million in 2011, against USD 5 million in 2010. The decrease was primarily related to a reduction in pool management commissions as a result of the lower freight rates and fewer pool vessels compared to 2010 and the closure of two tanker pools during 2011.

Financial Income and Expenses

Net financial expenses in 2011 were USD 63 million against USD 57 million in 2010, corresponding to an increase of USD 6 million. The most significant reason for this change was an increase in interest expenses of USD 8 million.

Tax

Tax for the year amounted to an expense of USD 2 million compared to an income of USD 1 million in 2010. Tax for 2011 comprises a current tax expense for the year of USD 3 million, compared to USD 1 million in the previous year, and income of USD 1 million due to an adjustment to the estimated tax liabilities for the previous years, against income of USD 2 million in 2010. The deferred tax liability at December 31, 2011 was USD 54 million which is unchanged compared to 2010.

All of our significant Danish entities entered into the tonnage tax scheme with effect from 2001. The assessment of the Company's tax returns for 2008 through 2010 is still pending, and the recognized current tax liabilities are to some extent based on the judgment of the Company's management. TORM paid USD 2 million in corporation tax in 2011 regarding the Danish entities included in the tonnage tax scheme.

Comparison of the Year Ended December 31, 2010 and the Year Ended December 31, 2009

TORM incurred a net loss of USD 135 million in 2010 compared to a net loss of USD 17 million in 2009, resulting in  a loss per share of USD 2.0 in 2010 compared to a loss per share of USD 0.3 in 2009. The performance was weaker than expected at the beginning of the year as the positive effect from the savings achieved under the "Greater Efficiency Power" program, only to a small extent offset the negative impact from the lower than expected freight rates in 2010, a lower net profit from sale of vessels and from an impairment charge of USD 35 million recorded on the 50% investment in FR8.

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

The loss before tax for 2010 was USD 136 million and, apart from the impairment charge attributable to jointly controlled entities of USD35million and loss of USD 16 million on newbuildings for delivery to buyers in 2011 and in line with the latest guidance, the loss before tax was USD 75-85 million.

Total revenue in 2010 was USD 856 million compared to USD 862 million in the previous year. TCE earnings in 2010 were USD 561 million compared to USD 633 million in 2009. The decrease in TCE earnings was primarily due to significantly lower freight rates in the Tanker Division, particularly in the MR and LR1 business areas, which were only partly offset by an increase in the number of available earning days in the MR business area. The achieved average TCE earnings per available earning day in 2010 were down 15% in the Tanker Division and up 19% in the Bulk Division compared to 2009.

Operating profit/loss decreased by USD 130 million to a loss of USD 80 million in 2010 from a profit of USD 50 million in 2009. The lower profit compared to 2009 was primarily due to significantly lower freight rates affecting both the Tanker Division and the investments in jointly controlled entities, the impairment loss of USD 35 million relating to FR8 and lower net profit from the sale of vessels.

TORM's total assets increased by USD 59 million in 2010 to USD 3,286 million from USD 3,227 million in 2009, of which the carrying amount of vessels including vessels held for sale, capitalized dry-docking and prepayments on vessels amounted to USD 2,787 million, compared to USD 2,709 million in 2009. At December 31, 2010, the fleet of owned vessels consisted of 69.5 product tankers and two dry bulk vessels. In addition, TORM chartered-in 25 product tankers and 13 dry bulk vessels on time charter agreements longer than one year and commercially managed approximately 25 vessels for third-party owners and charterers.

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

Gross Profit (Net Earnings from Shipping Activities)

TORM's revenue is derived from two segments: The Tanker Division and the Bulk Division. The table below presents the results of shipping activities by operating segment for the years 2009 and 2010.

USD million
	Tanker	Bulk	Total 2009	Tanker	Bulk	Not allocated	Total 2010
Revenue	745.2	117.1	862.3	762.9	93.2	0.0	856.1
Port expenses, bunkers and commissions	(213.5)	(3.9)	(217.4)	(293.7)	(5.1)	0.0	(298.8)
Freight and bunkers derivatives	(12.0)	0.0	(12.0)	3.5	(0.2)	0.0	3.3
Time charter equivalent earnings	519.7	113.2	632.9	472.7	87.9	0.0	560.6
Charter hire	(163.0)	(57.9)	(220.9)	(168.9)	(59.7)	0.0	(228.6)
Operating expenses	(159.0)	(10.5)	(169.5)	(148.4)	(3.8)	0.0	(152.2)
Gross profit/(loss)
(Net earnings from shipping activities)	197.7	44.8	242.5	155.4	24.4	0.0	179.8

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

In 2010, the Company redelivered one chartered-in vessel in the LR2 business area, which was the primary reason for the decrease in the number of available earning days by 134 days or 3%, resulting in a decrease in earnings of USD 3 million. The average freight rates dropped by 4% from 2009, resulting in a reduction in earnings of USD 4 million.

In the LR1 business area, the Company took delivery of nine and redelivered seven chartered-in vessels, increasing the number of available earning days by 334 days or 4% and earnings by USD 6 million. Average freight rates decreased by 20% from the previous year, reducing earnings by USD 29 million.

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

In the SR business area, the Company redelivered a chartered-in vessel, which was the main reason for the reduction in the number of available earning days by 13% from the previous year, resulting in a decrease in earnings of USD 11 million. Average freight rates decreased by 19% from the previous year, reducing earnings by USD 13 million.

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

Operation of Vessels

For vessels chartered-in on time charters, charter hire payments must be made whereas no operating expenses are incurred. As compared to 2009, charter hire paid in the Tanker Division increased by USD 6 million to USD 169 million in 2010, whereas charter hire paid in the Bulk Division increased by USD 2 million to USD 60 million. The increase in the Tanker Division of 4% was caused partly by an increase in the number of available earning days from vessels chartered-in and partly by higher average charter rates compared to 2009.

Operating expenses for the owned vessels dropped by USD 18 million to USD 152 million in 2010 despite an increase in the number of operating days of 2%, which raised operating expenses by USD 3 million.

The movement in the operating expenses can be summarized as illustrated in the table below.

Operating expenses
USD million	Tanker Division				Bulk Division
	SR	MR	LR1	LR2	Panamax	Unallocated	Total
Operating expenses 2009	27	77	23	31	11	1	170
Change in the number of operating days	0	11	(3)	1	(6)		3
Change in expenses per operating day	(4)	(11)	(3)	(2)	(1)		(21)
Operating expenses 2010	23	77	17	30	4	1	152

The table below summarizes the operating data for our fleet of owned and bareboat chartered vessels.

Operating data
	Tanker Division				Bulk Division
	SR	MR	LR1	LR2	Panamax	Total
Operating expenses per operating day in 2009	6,817	7,286	6,935	7,177	5,290	6,937
Operating expenses per operating day in 2010	5,804	6,386	5,834	6,598	4,517	6,197
Change in the operating expenses per operating day in %	(15%)	(12%)	(16%)	(8%)	(15%)	(11%)
Operating days in 2010	4,015	12,150	2,917	4,472	865	24,419
- Off-hire days	(19)	(102)	(6)	(39)	(12)	(178)
- Days in dry dock	(69)	(107)	(39)	(15)	0	(230)
+/- Bareboat charters out/in	0	730	(362)	0	0	368
+ Earning days for vessels chartered-in	13	3,265	5,304	158	3,737	12,477
Available earning days in 2010	3,940	15,936	7,814	4,576	4,590	36,856

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

All of our significant Danish entities entered into the tonnage tax scheme with effect from 2001. The Company had filed a complaint regarding the assessments by the tax authorities of the tax returns for the years 2001 to 2005, which resulted in a case before the national Income tax tribunal. This case was resolved in 2010, and the outcome did not significantly impact the financial statements because it was in line with the provisions previously made by the Company.

The assessment of the Company's tax returns for 2007 through 2009 is still pending, and the recognized current tax liabilities are to a great extent based on Management's judgment regarding the assessment. TORM paid USD 3 million in corporation tax in 2010 regarding the Danish entities included in the tonnage tax scheme.

BALANCE SHEET

Vessels and Drydocking

The decrease in tangible fixed assets of USD 462 million to USD 2,338 million in 2011 is attributable to the change in vessels and capitalized dry-docking and in prepayments on vessels. The carrying value of vessels and capitalized dry-docking decreased by USD 301 million to USD 2,259 million. The addition of new tonnage amounted to a total carrying amount of USD 183 million, consisting of two MR newbuildings and two Panamax newbuildings. Four LR2 and two MR tankers and two Panamax bulk vessels representing a total carrying amount of USD 263 million were sold during the year. Prepayments on vessels decreased by USD 158 million to USD 69 million due to additional costs relating to vessels under construction of USD 95 million less the above-mentioned newbuilding deliveries of USD 183 million and loss from sale and transfer to non-current assets held for sale of USD 70 million.

Depreciation regarding tangible fixed assets amounted to USD 145 million in 2011, against USD 141 million in 2010, and an impairment loss relating to the tanker fleet of USD 98 million was recorded in 2011, whereas no impairment of the fleet was recorded in 2010.

At December 31, 2011, TORM's newbuilding program comprised three MR tankers and two Panamax bulk carriers to be delivered during 2012 to 2014. The newbuilding contracts regarding the two bulk carriers were held for sale as at December 31, 2011 and transferred to the new owners in 2012. For the three remaining vessels, payments corresponding to approximately 45% of the aggregate contract price of USD 148 million have been made. Following these payments, the total outstanding contractual commitment under the newbuilding program amounted to USD 82 million at December 31, 2011.

Investments in Entities, including Jointly Controlled Entities

The carrying value of the investment in and loans to jointly controlled entities was USD 58 million at December 31, 2011, compared to USD 83 million at December 31, 2010. The carrying amount was reduced by an impairment loss of USD 13 million relating to the 50% investment in FR8 compared to an impairment loss of USD 35 million in 2010, also relating to FR8. The share of results of jointly controlled entities in 2011 was a loss of USD 4 million, of which a loss of USD 12 million derived from FR8, against a loss of USD 11 million in 2010, of which a loss of USD 13 million derived from FR8.

The Company holds minority investments in unlisted entities with an aggregate carrying amount of USD 12 million at December 31, 2011 compared to USD 3 million in the previous year. The change of USD 9 million is due to revaluation of one of our investments as efforts to divest the investment have indicated a higher value than the previously recorded amount. The carrying amount of the unlisted shares is based on the estimated fair value computed and prepared using available information.

Assessment of Impairment of Assets

During 2011, TORM continued to observe indications of potential impairment of the Company's assets in the form of a downward trend in freight rates and vessel prices. As a consequence, Management followed its usual practice of performing an impairment review every quarter and presenting the outcome to the Audit Committee. The Audit Committee evaluates the impairment review and prepares a recommendation to the Board of Directors. The recoverable amount of the assets is reviewed by assessing the fair value less costs to sell and the value in use for the significant assets within the two cash generating units, the Tanker Division and the Bulk Division, and for the 50% investment in FR8.

At December 31, 2011, Management concluded due to weak market fundamentals, which have led to a more cautious view on the short to mid-term freight rates, that the carrying amount of goodwill and vessels in the Tanker Division was impaired. Consequently, TORM recorded impairment losses of USD 98 million relating to the tanker fleet and USD 89 million relating to goodwill. In addition, the carrying amount of the 50% investment in FR8 was reduced by an impairment loss of USD 13 million to the recoverable amount of USD 42 million. Assets in the Bulk Division were not impaired.

In the assessment of the fair value less costs to sell, Management included a review of market values derived as the average of three internationally recognized shipbrokers' valuations. The shipbrokers' primary input is deadweight tonnage, yard and age of the vessel. The assessment of the value in use was based on the net present value of the expected future cash flows derived from discounted cash flow calculations. The key assumptions are considered to be related to future developments in freight rates and operating expenses and to the weighted average cost of capital, or WACC, applied as discounting factor in the calculations.

The impairment assessment, which is made under the assumption that TORM will continue to operate our fleet in the current set-up is highly sensitive in particular to changes in the freight rates. It should also be emphasized that in a forced sale the recoverable amount of the vessels will be significantly lower than the current carrying amounts.

The underlying assumptions and sensitivities for the discounted cash flow calculations are presented in Note 9 to the consolidated financial statements

Vessel values in the product tanker market remained under pressure at the beginning of 2012, and the Company will continue to monitor developments on a quarterly basis for indications of impairment.

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

B.           Liquidity and capital resources

The invested capital decreased by USD 583 million to USD 2,404 million at December 31, 2011, from USD 2,987 million at December 31, 2010. The decrease can primarily be explained by the net reduction in tonnage during the year and impairment losses recorded at the end of the year.

Payment of the Company's obligations under loan agreements, along with payment of charter hire for chartered in vessels and all other commitments that TORM has entered into, is made from the cash generated by the Company. Total cash and cash equivalents amounted to USD 86 million at the end of 2011 against USD 120 million at the end of 2010, resulting in a net decrease in cash and cash equivalents for the year of USD 34 million, compared to a net decrease of USD 2 million in 2010.

The primary sources of the cash flow were proceeds from the sale of vessels and additional borrowings, which contributed total cash of USD 418 million.

The cash flows were primarily used to finance the negative cash flow from operations, the acquisition of further additions to the fleet and to repay mortgage debt and bank loans, which required total cash of USD 447 million.

The Company's operations generated a cash outflow of USD 75 million in 2011, compared to an outflow of USD 1 million in 2010.  In addition, the Company invested USD 118 million in tangible fixed assets during 2011, primarily comprising the deliveries under the newbuilding program, against USD 254 million in 2010. In 2011, the Company generated USD 284 million in cash flow from the sale of non-current assets, primarily vessels, compared to USD 64 million in 2010.

The total cash outflow from financing activities amounted to USD 128 million, compared to a cash inflow of USD 186 million in 2010. Additional borrowings generated an inflow of USD 134 million while repayment on mortgage debt and bank loans amounted to USD 254 million. As part of a temporary standstill agreement with TORM's banks, installments of USD 33 million ordinarily due in December 2011 have been deferred to 2012.

TORM did not pay any dividends to our shareholders during 2011.

At December 31, 2011, TORM had entered into credit agreements with leading banks with a total commitment of USD 1,856 million, of which USD 1,804 million carrying variable interest was drawn. The credit agreements are dedicated to the financing of new tonnage and to the ongoing financing of some of the existing vessels.

With the current freight rate levels, and as further described in Note 2 of our consolidated financial statements, TORM will not have sufficient liquidity to continue our operations for the remainder of 2012, unless a financing solution is reached shortly with the Company's banks and other stakeholders.

In June 2011, TORM entered an agreement to amend our USD 900 million revolving credit facility agreement that matures with a bullet payment of USD 630 million in June 2013. The agreement was contingent upon completing a rights issue of approximately USD 100 million no later than December 16, 2011. As the rights issue was not completed, the original maturity schedule was not changed.

The continued weak freight markets and the continued uncertainty surrounding the global economy have put TORM's liquidity under significant pressure, and consequently the Company's ability to continue as a going concern is dependent on negotiating a comprehensive financing and restructuring plan with our banks and other stakeholders, which will secure the liquidity throughout 2012 and a long-term, sustainable capital structure.

In December 2011, TORM and the majority of our banks entered installment and covenant standstill agreements valid until January 15, 2012. Subsequently the standstill agreements have been extended to February 15, 2012 and then later until April 30, 2012. As of April 23, 2012, installments of USD 67 million have been deferred, and the Company is scheduled to make further loan repayments of USD 132 million during the remainder of 2012.

As of December 31, 2011, TORM's equity ratio was 23.2%, after impairment losses of USD 200 million, resulting in a breach of our financial covenants under the existing loan agreements, and due to this TORM no longer has the unconditional right to defer payments on the loans for more than 12 months.  As of December 31, 2011, TORM was also in breach of a loan covenant which required the Company to maintain equity in excess of DKK 1.25 billion or USD 217.6 million.  As a result of these defaults, TORM's mortgage debt and bank loans of USD 1.8 billion are currently payable on demand and accordingly classified as current liabilities in the balance sheet. In January 2012, TORM also breached the USD 60 million cash covenant. TORM's standstill agreements with our banks do not waive these breaches, but provide for a period of time during which the banks will not take action against TORM in relation to the breaches. As of April 30, 2012, except for the temporary standstill agreements, none of these defaults have been remediated.

On April 4, 2012, TORM announced that it reached a conditional framework agreement in principle with the bank coordination committee and our major time charter partners regarding a financing and restructuring plan. The plan encompasses the following key elements:

•
The change in ownership will be implemented through a reduction of the nominal share capital from DKK 5 per share to DKK 0.01 per share and a subsequent capital increase by the banks and time charter partners through conversion of debt and payables.

•	The banks will make available a revolving credit facility of USD 100 million to cover working capital requirements. The facility will mature in two years.

•
The banks will defer all installments and repayments of loans until December 2016 with simultaneous possibility for rolling up interest the first two years. Should TORM before December 2016 generate liquidity in excess of a pre-defined minimum liquidity threshold, the banks will be entitled to such excess liquidity.

•	It is a prerequisite that all time charter partners either align the time charter rates to the market level for the remaining contract periods or agree to cancel the time charters.

In exchange for the above the banks and the time charter partners will according to the conditional framework agreement in principle receive an ownership interest of 92.5% in TORM A/S, while the existing shareholders will retain an ownership interest of 7.5% after the implementation of the plan.

The majority of our lenders support the conditional framework agreement, and acceptance to the agreement has been obtained from the vast majority of the time charter partners.

At the Annual General Meeting on April 23, 2012, TORMs shareholders authorized the Board of Directors to carry out the above-mentioned capital reduction and subsequent capital increase.

On April 23, 2012, at the Annual General Meeting, our shareholders authorized the Board of Directors to carry out the above-mentioned capital reduction in the nominal value per share of the Company and the capital increase.  The implementation roadmap for the plan is outlined, but it is still subject to the finalization of the contractual agreements and the final approval by the Board of Directors, the banks and time charter partners.  The Company expects that the remaining contractual agreements and approvals will be finalized, and accordingly the consolidated financial statements for 2011 has been prepared under the assumption that the conditional framework agreement in principle will be successfully finalized.  However, the terms may change and there can be no assurance that the closing conditions will be satisfied or that we will reach an agreement on definitive terms.

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2 of our consolidated financial statements, the Company's current financial position and continuing low freight rates raise substantial doubt about the Company's ability to continue as a going concern.  Accordingly, the financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities or any other adjustments that might occur in the event the Company is unable to continue as a going concern, except for the current classification of debt discussed in Note 17 of our consolidated financial statements. If the efforts to reach a comprehensive financing and restructuring plan result in TORM not being able to continue in a substantially unchanged form, the current TORM A/S might not be a going concern. In such a scenario or in a forced sale, the net value of the Company's assets, liabilities and off balance sheet items would be significantly lower than the current carrying amounts as at December 31, 2011, and consequently the financial position of the Company could be impacted.

We refer you to the risk factors entitled, "We are in breach of certain loan covenants contained in our loan agreements.  If we are not successful in obtaining waivers and amendments with respect to covenants breached, our lenders may declare an event of default and accelerate our outstanding indebtedness under the relevant agreement, which would impair our ability to continue to conduct our business, which raises substantial doubt about our ability to continue as a going concern" and "If we are unable to enter into definitive documentation for the execution of a comprehensive financing and restructuring plan, for which we have entered into a conditional framework agreement in principle with our lenders and major time charter partners, then we will not have sufficient liquidity to continue operations throughout 2012."

C.           Research and development, patents and licenses, etc.

Not Applicable.

D.           Trend information

Expectations for 2012

The financial guidance for 2012 is subject to considerable uncertainty given TORM's situation and the changes to the Company's business model that may follow. Consequently, TORM does not provide any earnings guidance for 2012 before a long-term comprehensive financing solution is in place. Please refer to Note 2 of our consolidated financial statements for more information on the liquidity and capital resources. The most important factors for TORM's earnings in 2012 are:

•	Entering into definitive documentation for the execution of a comprehensive financing and restructuring plan.

•	TORM's profile as a counterpart

•	Global economic growth

•	Consumption of refined oil products

•	Oil trading activity and developments in ton-mile

•	Commodities transport, in particular iron ore and coal

•	Fleet growth from addition of vessels, scrapping of vessels and delays to deliveries from the order book

•	One-off market shaping events such as strikes, embargoes, political instability, weather conditions and other similar-type events.

•	Potential difficulties of major business partners

Tanker Division

The product tanker market is expected to face a challenging year in 2012, as the market is still recovering from the tonnage influx in 2008-2011, which resulted in ample tonnage supply.

Going forward, TORM's expectation are for an increasing oil consumption, increased ton-mile effects from relocation of refinery capacity and reduced tonnage additions to gradually improve market conditions. Scrapping of existing tonnage and possible postponement of newbuildings may impact rates positively. TORM expects freight rates to recover gradually during 2012.

Bulk Division

TORM remains cautious about the prospects for the dry bulk market in 2012 due to the expected high level of newbuilding deliveries across all segments and particularly in the Capesize and Panamax segments.

Freight rates are expected to remain volatile due to the oversupply of tonnage and the market's significant dependence on China coupled with seasonal demand fluctuations.

In addition, please see other discussions within "Item 5.Operating and Financial Review and Prospects" and "Item 4. Information on the Company – B. Business overview"

E.           Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.           Tabular Disclosure of Contractual Obligations

We have various contractual obligations and commercial commitments to make future payments including debt agreements, lease obligations and purchase commitments. The following table summarizes our future obligations under these contracts due by period as of December 31, 2011:

USD million	2012	2013	2014	2015	2016	Thereafter	Total
Long-term debt (1)	1,794.7	0.0	0.0	0.0	0.0	0.0	1,794.7
Interest payments fixed by interest rate swaps (3)	30.9	15.6	8.5	5.0	3.5	0.0	63.5
Estimated variable interest payments (4)	9.4	0.0	0.0	0.0	0.0	0.0	9.4
Finance lease liabilities	48.3	2.4	2.6	2.9	3.2	18.3	77.7
Interest element finance lease	2.7	2.5	2.3	2.0	1.7	1.1	12.3
Chartered-in Vessels (incl. vessels not delivered) (Operating leases)	268.3	214.0	190.2	145.9	75.0	143.1	1,036.5
Newbuilding installments (Purchase Obligations) (2)	52.0	9.7	20.0	0.0	0.0	0.0	81.7
Other operating leases	6.9	6.9	5.0	1.8	1.0	0.1	21.7
Total	2,213.2	251.1	228.6	157.6	84.4	162.6	3,097.5

(1)
Due to an unremediated breach of financial covenants as at December 31, 2011, the Company's mortgage debt and bank loans including accrued interest were reclassified to current liabilities as TORM no longer has the ability to defer payment..

(2)	Debt financing will provide an estimated 60%-70% of the newbuilding installments.

(3)	Actual fixed rates according to interest rate swaps are used for the covered interest payments. Please refer to Item 11 for further information.

(4)	Variable interest payments are estimated based on a 2.5% net interest rate including margin.

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

The tables set forth below indicates (i) the carrying amount of each of our vessels as of December 31, 2011, and (ii) which of our vessels we believe has a basic charter-free market value that is lower than the vessel's carrying amount.

		Year	Carrying Value
Tanker Vessels	Dwt	Purchased	USD Millions
TORM HELENE	99,999	1997	20	*
TORM KRISTINA	105,001	1999	29	*
TORM GUDRUN	101,122	2000	30	*
TORM INGEBORG	99,999	2003	31	*
TORM VALBORG	99,999	2003	31	*
TORM MARGIT	109,672	2007	34
TORM MARINA	109,672	2007	49	*
TORM MAREN	110,000	2008	52	*
TORM MATHILDE	110,000	2008	52	*
TORM SARA	72,718	2003	35	*
TORM ESTRID	74,999	2004	25
TORM EMILIE	74,999	2004	35	*
TORM ISMINI	74,999	2004	25
TORM SIGNE	72,718	2005	37	*
TORM SOFIA	72,718	2005	38	*
TORM UGLAND1	74,999	2007	15
TORM VENTURE	74,999	2007	31	*
TORM GUNHILD	44,999	1999	16	*
TORM ANNE	44,990	1999	17	*
TORM NECHES	47,052	2000	33	*
TORM CLARA	45,999	2000	30	*
TORM CECILIE	44,946	2001	29	*
TORM AMAZON	47,275	2002	35	*
TORM SAN JACINTO	47,038	2002	35	*
TORM MARY	45,990	2002	18
TORM VITA	45,940	2002	18
TORM CAROLINE	44,946	2002	30	*
TORM GERTRUD	45,940	2002	19
TORM GERD	45,940	2002	19
TORM THYRA	45,990	2003	19
TORM FREYA	45,990	2003	19
TORM MOSELLE	47,024	2003	37	*
TORM ROSETTA	47,015	2003	37	*
TORM CAMILLA	44,990	2003	28	*
TORM CARINA	44,990	2003	27	*
TORM HORIZON	46,955	2004	40	*
TORM HELVIG	44,990	2005	33	*
TORM RAGNHILD	44,990	2005	33	*
TORM THAMES	47,035	2005	43	*
TORM KANSAS	46,922	2006	43	*
TORM REPUBLICAN	45,893	2006	43	*
TORM PLATTE	46,920	2006	43	*
TORM LAURA	52,000	2008	40	*
TORM LENE	52,000	2008	40	*
TORM LOTTE	52,000	2009	40	*
TORM LOUISE	52,000	2009	41	*

TORM LILLY	52,000	2009	41	*
TORM LANA	52,000	2009	41	*
TORM ALICE	50,500	2010	43	*
TORM ALEXANDRA	50,500	2010	42	*
TORM ASLAUG	50,500	2010	43	*
TORM AGNETE	50,500	2010	42	*
TORM ALMENA	50,500	2010	43	*
TORM AGNES	50,500	2011	44	*
TORM AMALIE	50,500	2011	44	*
TORM MADISON	35,828	2000	29	*
TORM TRINITY	35,834	2000	29	*
TORM RHONE	35,751	2000	29	*
TORM CHARENTE	35,751	2001	30	*
TORM OHIO	37,274	2001	31	*
TORM LOIRE	37,106	2004	37	*
TORM GARONNE	37,178	2004	37	*
TORM SAONE	37,106	2004	37	*
TORM FOX	37,006	2005	38	*
TORM TEVERE	36,990	2005	38	*
TORM GYDA	37,000	2009	43	*

Total Tanker	3,757,696		2.235

TORM ANHOLT	74,195	2004	18
TORM BORNHOLM	75,912	2004	20

Total Drybulk	150,107		38

TOTAL VESSELS	3,907,803		2.273
______________________________

1	Owned by UT Shipowning K/S, our 50% owned joint venture entity

*
Indicates tanker vessels for which we believe, as of December 31, 2011, the basic charter-free market value is lower than the vessel's carrying amount.  We believe that the aggregate carrying amount of these vessels exceeds their aggregate basic charter-free market value by approximately $608 million.  The aggregate amount represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold or held for sale all of such vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy.  For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values. However, we are not holding our vessels for sale, except as otherwise noted in this report.

We evaluate the carrying amounts of the vessels to determine if events have occurred that would require a modification of their carrying amounts. The valuation of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered.  The review for potential impairment indicators and projection of future undiscounted and discounted cash flows related to the vessels is complex and requires us to make various estimates including future freight rates, earnings from the vessels and discount rates.  If the estimated future cash flow or related assumptions in the future experience change, an impairment of vessels may be required.  The underlying assumptions for the discounted cash flow calculations are presented in Note 9 to the consolidated financial statements.  We refer you to the risk factor entitled "Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels, which may adversely affect our earnings" and the discussion herein under the headings "Item 4.B. Business Overview—Comparison of the Year Ended December 31, 2011 and the Year Ended December 31, 2010—Assessment of Impairment of Assets" and "Item 5—Critical Accounting Estimates and Judgments—Carrying Amounts of Vessels".

In addition, TORM's newbuilding program, as of December 31, 2011, was comprised of three MR tankers to be delivered during 2012 to 2014.  We believe that, as of December 31, 2011, the aggregate of the carrying amount and the outstanding payments relating to the newbuilding contracts exceeds their aggregate market value by approximately $46 million.  As of the date of this annual report we have no newbuilding contracts.  Please see the discussion herein under "Item 10.C  Material Contracts –Newbuildings" for more information about our newbuilding contracts.

Critical Accounting Estimates and Judgments

The preparation of consolidated financial statements in conformity with IFRS requires  TORM's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are affected by the way we apply our accounting policies. An accounting estimate is considered critical if: (1) the estimate requires  TORM's management to make assumptions about matters that were highly uncertain at the time the estimate was made; (2) different estimates reasonably could have been used; or (3) if changes in the estimate that would have a material impact on the Group's financial condition or results of operations are reasonably likely to occur from period to period.  TORM's management believes that the accounting estimates employed are appropriate and the resulting balances are reasonable. However, actual results could differ from the original estimates requiring adjustments to these balances in future periods.

 TORM's management believes that the following are the significant accounting estimates and judgments used in the preparation of the consolidated financial statements.

Carrying Amounts of Vessels

The Group periodically evaluates the carrying amounts of the vessels to determine if events have occurred that would require a modification of their carrying amounts. In assessing the recoverability of the vessels, the Group reviews certain indicators of potential impairment such as reported sale and purchase prices, market demand and general market conditions. Market valuations from leading, independent and internationally acknowledged shipbroking companies are obtained on a quarterly basis as part of the review for potential impairment indicators. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of fair values less costs to sell and value in use, which is computed using  the discounted future cash flows.

The review for potential impairment indicators and projection of future undiscounted and discounted cash flows related to the vessels is complex and requires the Group to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile.

The carrying amounts of our vessels may not represent fair value at any point in time as market prices of secondhand vessels to a degree tend to fluctuate with changes in charter rates and the cost of newbuildings. However, if the estimated future cash flow or related assumptions in the future experience change, an impairment of vessels may be required.

There were no impairments of vessels in 2008, 2009 and 2010.  The recoverable amount represents the higher of fair value less costs to sell, and value in use.

As at December 31, 2011, the recoverable amount of the Tanker Division and the investment in 50% of FR8 is the value in use, whereas the recoverable amount of the Bulk Division was the fair value less costs to sell.

Based on the review, Management concluded that:

•	Assets within the Bulk Division were not impaired as the fair value less costs to sell exceeded the carrying amount by USD 42 million.

•	Assets within the Tanker Division were impaired by USD 187 million of which USD 89.2 million related to goodwill and 97.8 million related to vessels.

•	The carrying amount of the investment of 50% in FR8 was impaired by USD 13 million in addition to the impairment losses of USD 35 million and USD 20 million recognized in 2010 and 2009, respectively.

The impairment losses of USD 200 million in total for the Tanker Division and FR8 are caused by the continued global economic uncertainty and weaker market fundamentals, which have led to a more cautious view on the short to mid-term freight rates.

In the assessment of the fair value less costs to sell of the Bulk Division, Management included a review of market values derived as the average of three internationally acknowledged shipbrokers' valuations.

The assessment of the value in use of the Tanker Division and the investment in 50% of FR8 was based on the present value of the expected future cash flows derived from discounted cash flow calculations.

The major assumptions used in the calculation of the value in use are:

•
The cash flows are based on known tonnage including vessels contracted for delivery in future periods. Additions or sales of tonnage are not factored in as the timing and effect of such transactions is highly uncertain. However, additions will only be made if Management expects to achieve a return in excess of the discount rate applied in the impairment test.

•	The product tankers are expected to generate normal income for 25 years. Given the current age profile of the tanker fleet, the average remaining life would be approximately 19 years.

•	Freight rate estimates in the period 2012 to 2015 are based on the Company's business plans, which in 2014 and 2015 assume a gradual increase towards the 10-year historic average.

•	Freight rates beyond 2015 are for the Tanker Division based on the following 10 year historic average freight rates from Clarkson adjusted by the inflation rate:

• LR2 27,436 USD/day
• LR1 22,968 USD/day
• MR 20,138 USD/day

•	The freight rates used in the calculation of value in use for the investment of 50% in FR8 equal the assumptions used in the Tanker Division less USD/day 1,000.

•
Operating expenses and administrative expenses are estimated based on TORM's current run rate adjusted for cost reductions outlined in the operating budgets and business plans for the period 2012 to 2013. Beyond 2014, operating expenses per operating day and administrative expenses are expected to increase with the inflation rate.

•
WACC is set to 8.0% (2010: 8.2%) for the Tanker Division and 9.0% (2010: 9.2%) for the investment of 50% in FR8. WACC is calculated using a standard WACC model in which cost of equity, cost of debt and capital structure are the key parameters.

•	The inflation rate is based on the US Federal Reserve and ECB inflation target over the medium term, currently set to 2%.

The above assumptions are in line with the forecast used as basis in discussions with banks and other stakeholders as further described in Note 2.

We believe that these major assumptions are reasonable.

The calculation of value in use is very sensitive to changes in the key assumptions which are considered to be related to the future development in freight rates, WACC applied as discounting factor in the calculations and the development in operating expenses.

The sensitivities have been assessed as follows, all other things being equal:

•	A decrease in the Tanker freight rates of USD/day 500 would result in a further impairment of USD 144 million for the Tanker Division

•	An increase of the WACC of 1% would result in a further impairment of USD 208 million for the Tanker Division

•	An increase of the operating expenses of 5% would result in a further impairment of USD 88 million for the Tanker Division

It should be emphasized that in a forced sale the recoverable amount of the vessels would be significantly lower than the carrying amount under a going concern assumption.

As outlined above, the impairment tests have been prepared on the basis that the Company will continue to operate its vessels as a fleet in the current set-up. In comparison, the market value of the TORM vessels including the order book was USD 1,797 million, which is USD 608 million less than the carrying impaired amount.

Tax

All significant Danish entities within the Group entered the Danish tonnage taxation scheme, which went into effect on January 1, 2001, and have filed tax returns accordingly for the income years 2001 to 2010. The assessment of the tax returns by the tax authorities has not yet been completed for the income years 2006 to 2008 in respect of the Danish tax treatment of dividend distributions from TORM A/S. For further comments on this and comments on prior assessments, please cf. below under the section Danish Tax Considerations. The tax regulations are highly complex, and while the Group aims to ensure the estimates of tax assets and liabilities that it records are accurate, there may be instances where the process of agreeing the tax liabilities with the tax authorities could require adjustments to be made to estimates previously recorded.

Changes in Accounting Policies

We have implemented the following interpretation and changes to standards and interpretations in the consolidated financial statements for 2011:

•	Amendment to IAS 24 "Related Party Disclosures" revising the definition of related parties.

•	Amendment to IAS 32 "Financial Instruments: Presentation".

•	Amendment to IFRIC 14 "Prepayments of a minimum Funding Requirement".

•	IFRIC 19 "Extinguishing Financial Liabilities with Equity Instruments".

In addition, TORM has implemented a number of smaller changes and clarifications issued by IASB during 2010 as part of the improvement project, including changes to IFRS 1, IFRS 3, IFRS 7, IAS 1, IAS 27 and IAS 34.

The implementation of the new and amended standards and interpretations did not affect TORM's accounting policies.

Accounting Standards and Interpretations Not Yet Adopted

Furthermore, the IASB has issued the following standards and changes to standards which become effective on or after 1 January 2012:

•	Amendment to IFRS 7 "Financial Instruments – Disclosures" relating to offsetting financial assets and financial liabilities.

•	IFRS 9 "Financial Instruments - Classification and Measurement" and subsequent amendments. The standard is the first phase in the replacement of IAS 39.

•	IFRS 10 "Consolidated Financial Statements".

•	IFRS 11 "Joint Arrangements".

•	IFRS 12 "Disclosures of Interests in Other Entities".

•	IFRS 13 "Fair Value Measurement".

•	Amendment to IAS 1 "Presentation of Financial Statements" revising the presentation of other comprehensive income.

•	Amendment to IAS 12 "Income Taxes": "Deferred Tax: Recovery of Underlying Assets".

•	Amendments to IAS 19 "Employee Benefits".

•	IAS 27 "Separate Financial Statements".

•	IAS 28 "Investments in Associates and Joint Ventures".

•
Amendment to IAS 32 "Financial Instruments: Presentation" relating to offsetting financial assets and financial liabilities. The impact of IFRS 9 "Financial Instruments", on the consolidated financial statements has not yet been determined on a sufficiently reliable basis. Based on current analyses of the other standards and interpretations, TORM expects no material impact on its financial position, results of operations and cash flows; however, more extensive reporting is required for some areas.

RECENT DEVELOPMENTS

In January 2012, we received a letter from the listing qualifications department staff of the NASDAQ Stock Market LLC, notifying the Company that for 30 consecutive business days the bid price of the Company's American Depository Shares (ADS) had closed below USD 1.00 per share, the minimum closing bid price required by the continued listing requirements of NASDAQ set forth in Listing Rule 5450(a)(1). In accordance with Listing Rule 5810(c)(3)(A), the Company has 180 calendar days, or until June 26, 2012, to regain compliance. The notification advises that such compliance can be achieved if, at any time before June 26, 2012, the bid price of the Company's ADS closes at USD 1.00 or more per share for a minimum of 10 consecutive business days. If TORM does not regain compliance within this period, it may be eligible for additional time to regain compliance by filing a listing application to transfer our ADS to the NASDAQ Capital Market and satisfying certain other requirements.

The notification letter has no effect at this time on the listing of the Company's ADS on NASDAQ. The Company's ADS will continue to trade on NASDAQ under the symbol "TRMD". TORM will monitor the bid price for our ADS between now and June 26, 2012, and will consider the available options to resolve the deficiency and regain compliance with the NASDAQ minimum bid price requirement.

In March 2012, we entered into an agreement to sell the MR product tanker TORM Lana. The parties have agreed not to disclose the sales price. The TORM Lana will be delivered to the new owner in either the second half of March or the first half of April 2012. The transaction led to a loss of approximately USD 15 million to our profit and loss account which will be recognized in our consolidated financial statements for the first quarter of 2012. The agreement has a positive cash impact of approximately USD 4 million. Following the sale, our owned fleet consists of 66.5 product tankers and two dry bulk vessels.

In March 2012, we entered into an agreement to cancel one MR product tanker newbuilding, which was scheduled for delivery in the second quarter of 2014. The parties have agreed not to disclose the terms. The effects of the transaction will be recognized in the financial statements in the first quarter of 2012 and will result in a loss of approximately USD 2 million to our profit and loss account. It does not have any short-term cash impact.

On April 4, 2012, TORM announced that it reached a conditional framework agreement in principle with the bank coordination committee and our major time charter partners regarding a financing and restructuring plan. The plan encompasses the following key elements:

•
The change in ownership will be implemented through a reduction of the nominal share capital from DKK 5 per share to DKK 0.01 per share and a subsequent capital increase by the banks and time charter partners through conversion of debt and payables.

•	The banks will make available a revolving credit facility of USD 100 million to cover working capital requirements. The facility will mature in two years.

•
The banks will defer all installments and repayments of loans until December 2016 with simultaneous possibility for rolling up interest the first two years. Should TORM before December 2016 generate liquidity in excess of a pre-defined minimum liquidity threshold, the banks will be entitled to such excess liquidity.

•	It is a prerequisite that all time charter partners either align the time charter rates to the market level for the remaining contract periods or agree to cancel the time charters.

In exchange for the above the banks and the time charter partners will according to the conditional framework agreement in principle receive an ownership interest of 92.5% in TORM A/S, while the existing shareholders will retain an ownership interest of 7.5% after the implementation of the plan.

At the Annual General Meeting on April 23, 2012, TORMs shareholders authorized the Board of Directors to carry out the above-mentioned capital reduction and subsequent capital increase.

The implementation roadmap for the plan is outlined, but it is still subject to:

•	finalization of the contractual agreements

•	the final approval by the Board of Directors, the banks and time charter partners

The Company expects that the remaining contractual agreements and approvals will be finalized, and accordingly the consolidated financial statements for 2011 are prepared under the assumption that the conditional framework agreement in principle will be successfully finalized.

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

ITEM 6.                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and senior management

Set forth below are the names, ages and positions of our directors and executive officers.

Name	Age	Position
Board of Directors*:
Niels Erik Nielsen	64	Chairman of the Board
Christian Frigast	60	Deputy Chairman of the Board
Jesper Jarlbæk	56	Director
Rasmus Johannes Hoffman	35	Director
Kari Millum Gardarnar	60	Director

Management:
Jacob Meldgaard	43	Chief Executive Officer
Roland M. Andersen	44	Chief Financial Officer

* Gabriel Panayotides, Angelos Papoulias, Stefanos-Niko Zouvelos and Niels Peter Abildgaard Nielsen were members of the Board of Directors of the Company until April 23, 2012.

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

B.           Compensation

In 2011, we incurred compensation expenses of USD 0.9 million for the Board of Directors and USD 2.2 million for our executives including the value of expensed share-based compensation. We have not set aside any amounts to provide pension, retirement or similar benefits to our directors and executive officers. For a description of our stock option plan please refer to "Incentive scheme" below. The members of TORM's management are, in the event of termination by the Company, entitled to a severance payment of up to 24 months' salary. The pension age for members of our management is 62.

C.           Board Practices

The members of our Board of Directors are elected for terms of one year. At the end of each term, they are eligible for re-election. The current Board members were all elected at the annual general meeting in April 2012.  All Board members will be eligible for re-election in 2013. There are no service contracts between us and any of our directors providing for benefits upon termination of a director's election.

Committees of the Board of Directors

On July 31, 2005, we established the Audit Committee, which adopted an audit committee charter in compliance with Nasdaq's corporate governance rules, except for the exemptions noted below.  The Audit Committee is comprised of three independent members of our Board of Directors, and is responsible for reviewing our accounting controls and recommending to the Board of Directors the engagement of our outside auditors.  The members of the Audit Committee are Messrs. Jesper Jarlbaek and Christian Frigast.  In May 2009, the Board decided to expand the Audit Committee to comprise three independent members and Mr. Jesper Jarlbæk was elected. As of April 23, 2012 the Audit Committee was reduced to two members due to the resignation of Stefanos-Niko Zouvelos.  In addition, we have established a remuneration committee that is comprised of two independent members of our Board of Directors which are responsible for establishing executive officers' compensation and benefits.  The members of our compensation committee are Messrs. Niels Erik Nielsen and Christian Frigast.

D.           Employees

The numbers of employees we employed, on average, for the previous three fiscal years, are as follows:

	2009	2010	2011
Land-based employees
Denmark	171	171	172
Other	141	137	160
Total	312	308	332
Seafarers (officers)	270	225	212
Total employees	582	533	544

In 2011, approximately 67 of our employees were employed in administrative positions. The majority of the staff on vessels owned by our subsidiaries and associated companies are not employed by us.

E.           Share ownership

The following table sets forth information as of March 31, 2012 regarding the total amount of capital stock owned by our officers and directors on an individual basis:

Name	Position	Shares (Nom. Hold.)	Share options (Nom. Hold.)
Niels Erik Nielsen	Chairman of the Board	5,360	0
Christian Frigast	Deputy Chairman of the Board	5,704	0
Stefanos-Niko Zouvelos	Director	100	0
Niels Peter Abildgaard Nielsen	Director	168	*
Gabriel Panayotides	Director	48,864	0
Jesper Jarlbæk	Director	11,750	0
Angelos Papoulias	Director	500	0
Kari Millum Gardanar	Director	2,388	*
Rasmus Johannes Hoffmann	Director	1,675	*
Jacob Meldgaard	Chief Executive Officer	100,000	336,034
Roland M. Andersen	Chief Financial Officer	10,449	465,989

*           The person beneficially holds share options less than one percent of our common shares.

Incentive scheme

In 2010 a share option-based incentive scheme was established for certain employees including the Executive Management, members of the management group and certain key employees. The Board of Directors is not included in the scheme. The scheme comprised of 35 persons in  2010 grant and 40  people in the 2011 grant. The scheme is comprised of  share options only and aims at incentivizing the participants to seek to boost the share price to the mutual benefit of themselves and the shareholders of TORM.

The share options may be granted in 2010, 2011 and 2012 and each year, grants are made at the discretion of the Board of Directors in accordance with criteria determined by the Board of Directors. The share options vest in connection with the publication of the annual report in the third calendar year after the grant. Vested share options may be exercised from the vesting date until the publication of the annual report in the sixth year from grant.

The total number of share options granted under the scheme in the financial year 2011 was 1,065,736 as compared to 935,736 in 2010. Each share option gives the employee the right to acquire one TORM share for a nominal value of DKK 5. The share options can only be settled in shares.

For grants made in 2010, the exercise price is DKK 49.23 calculated as the average of the quoted closing price on NASDAQ OMX Copenhagen A/S for the day of the publication of the interim financial report for the third quarter of 2010 and the following four business days plus a hurdle rate of 12% per annum calculated from grant until the vesting date.

For grants made in 2011, the exercise price is DKK 39.87 calculated as the average of the quoted closing price on NASDAQ OMX Copenhagen A/S for the day of the publication of the annual report for 2010 and the following four business days plus a hurdle rate of 12% per annum calculated from grant until the vesting date.

For grants made in 2012, the exercise price will be determined as the average of the quoted closing price of the NASDAQ OMX Copenhagen A/S for the day of the publication of the annual report for 2011 and the following four business days plus a hurdle rate of 12% per annum calculated from grant until the vesting date.

The scheme is subject to Danish law and includes certain adjustment provisions, exercise conditions and other terms customary for share option schemes of this nature.

In 2011, an expense of USD 0.7 million has been recognized in the income statement regarding share options granted in 2010 and USD 0.5 regarding share options granted in 2011.

The fair value of the share options granted in 2010 and 2011 is based on the Black-Scholes model and as at the grant date calculated at USD 1.6 million for the 2010 grant and USD 2.0 million for the 2011 grant.

Please refer to Note 4 to the consolidated Financial Statements for further information.

ITEM 7.                      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major shareholders.

Our capital stock is comprised of common shares, par value DKK 5 per share. Shareholders holding 5% or more of the total number of our outstanding shares are required to file information with the Copenhagen Stock Exchange. The following table sets forth information regarding the owners of 5% or more of our common shares as of the date of this annual report according to announcements made to the Copenhagen Stock Exchange in accordance with Section 29 of the Danish Securities Trading Act. None of the shareholders have any special voting rights.

Name	Number of Shares	Percentage of Class
Beltest Shipping Company Ltd*	23,456,100	32.2%
Menfield Navigation Company Limited*	14,564,704	20.0%
A/S Dampskibsselskabet TORM's Understøttelsesfond, Denmark	4,556,880	6.3%

*First Link Management Services Limited, or First Link, a Cypriot company, established on behalf of the Gabriel Panayotides family, may be deemed to beneficially own 38,020,804 shares of our Company as trustee of Alpha Trust, which is a trust settled in Cyprus, and through First Link's control over the shares held by Beltest Shipping Company Limited and Menfield Navigation Company Limited.

First Link disclaims beneficial ownership of 38,020,804 of our common shares except to the extent of its voting and dispositive interests in such shares. First Link has no pecuniary interest in the 38,020,804 shares.

B.           Related party transactions.

Niels Erik Nielsen, Chairman of the Board of Directors, was during the year a practicing partner in the law firm Lett. Lett has rendered legal assistance during the financial year as one of a number of law firms. The firm's fee of USD 0.2 million as compared to no fees paid in 2010 is based upon the amount of time spent by the firm on matters relating to the Company. In previous years, Niels Erik Nielsen was a practicing partner in the law firm Bech-Bruun. The Company paid zero fees to Bech-Bruun in 2011 as compared to USD 0.4 million in 2010.

Stefanos-Niko Zouvelos, a member of the Board of Directors until April 23, 2012 is General Manager of Beltest Shipping Company Limited. TORM has during the year paid zero fees, as compared to USD 0.1 million in 2010, to an entity owned by Beltest Shipping Company Limited under a time charter agreement involving one product tanker vessel "Bel Taylor". TORM has during the year served as commercial and technical manager for that product tanker for which TORM has received commissions and fees of USD 0.2 million as compared to 0.2 million in 2010.

Gabriel Panayotides, a member of the Board of Directors until April 23, 2012, is chairman of the Board of Directors of Excel Maritime. As of December 31, 2011, we paid USD 2.0 million to Excel Maritime relating to one Panamax dry bulk vessel and USD 0.9 million relating to one Handymax dry bulk vessel as compared to zero payments in 2010 under time charter agreements.

Jesper Jarlbæk, member of the Board of Directors, is chairman of the Board of Directors in Basico Consulting A/S. TORM used Basico Consulting A/S for consulting services in 2011 amounting to USD 0.8 million as compared to USD 0.3 million in 2010.

Angelos Papoulias, member of the Board of Directors until April 23, 2012, is director of Investments & Finance Ltd. TORM used Investments & Finance Ltd. for consulting services in 2011 amounting to USD 1.3 million  as compared to USD 0.2 million in 2010.

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

While we are in discussions with our lenders to conclude a comprehensive restructuring of our debt, there are restrictions in our existing financing arrangements on our ability to pay dividends to our shareholders.

B.           Significant Changes.

On April 4, 2012, TORM announced that it reached a conditional framework agreement in principle with the bank coordination committee and our major time charter partners regarding a financing and restructuring plan. The plan encompasses the following key elements:

•
The change in ownership will be implemented through a reduction of the nominal share capital from DKK 5 per share to DKK 0.01 per share and a subsequent capital increase by the banks and time charter partners through conversion of debt and payables.

•	The banks will make available a revolving credit facility of USD 100 million to cover working capital requirements. The facility will mature in two years.

•
The banks will defer all installments and repayments of loans until December 2016 with simultaneous possibility for rolling up interest the first two years. Should TORM before December 2016 generate liquidity in excess of a pre-defined minimum liquidity threshold, the banks will be entitled to such excess liquidity.

•	It is a prerequisite that all time charter partners either align the time charter rates to the market level for the remaining contract periods or agree to cancel the time charters.

In exchange for the above the banks and the time charter partners will according to the conditional framework agreement in principle receive an ownership interest of 92.5% in TORM A/S, while the existing shareholders will retain an ownership interest of 7.5% after the implementation of the plan.

At the Annual General Meeting on April 23, 2012, TORMs shareholders authorized the Board of Directors to carry out the above-mentioned capital reduction and subsequent capital increase.

The implementation roadmap for the plan is outlined, but it is still subject to:

•	finalization of the contractual agreements

•	the final approval by the Board of Directors, the banks and time charter partners

The Company expects that the remaining contractual agreements and approvals will be finalized, and accordingly the consolidated financial statements for 2011 are prepared under the assumption that the conditional framework agreement in principle will be successfully finalized.

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

The average daily trading volume may not be indicative of actual trading volumes and liquidity. Please also refer to "Risk Factors - There may be no active public market for you to resell our ADSs." For the previous five full years:

	2007	2008	2009	2010	2011
Low (DKK)	172.00	55.00	42.70	34.70	2.80
High (DKK)	239.75	183.00	72.00	67.50	42.50
Average Daily Volume (No)	306,668	223,943	207,464	201,259	127,713

The offer and listing details are adjusted in accordance with the stock split as of May 23, 2007.

For the previous two full years and subsequent periods, by quarter:

2010	1st quarter	2nd quarter	3rd quarter	4th quarter
Low (DKK)	51.00	42.20	39.92	34.70
High (DKK)	67.50	64.50	49.03	43.19
Average Daily Volume (No)	270,880	231,078	121,880	188,890

2011	1st quarter	2nd quarter	3rd quarter	4th quarter
Low (DKK)	27.85	20.74	7.06	2.80
High (DKK)	42.50	34.79	21.90	8.10
Average Daily Volume (No)	155,461	105,162	132,464	119,549

For the previous six months:

	October	November	December	January	February	March
	2011	2011	2011	2012	2012	2012
Low (DKK)	5.90	2.80	3.34	3.71	3.50	2.88
High (DKK)	8.10	6.06	4.41	5.05	4.76	3.60
Average Daily Volume (No)	137,184	140,291	85,878	89,285	105,374	255,842

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

	2007	2008	2009	2010	2011
Low (USD)	30.98	9.73	7.75	5.98	0.55
High (USD)	45.65	37.25	12.87	13.50	7.69
Average Daily Volume (No)	14,506	31,699	22,189	16,692	17,384

The offer and listing details are adjusted in accordance with the share stock in May 2007.

For the previous two full years and subsequent periods, by quarter:

2010	1st quarter	2nd quarter	3rd quarter	4th quarter
Low (USD)	9.85	7.04	6.85	5.98
High (USD)	13.50	11.47	8.31	7.99
Average Daily Volume (No)	16,692	23,914	8,476	13,122
2011	1st quarter	2nd quarter	3rd quarter	4th quarter
Low (USD)	4.82	3.94	1.36	0.55
High (USD)	7.69	6.82	4.22	1.60
Average Daily Volume (No)	14,211	6,696	16,169	32,430

For each of the previous six months:

	October	November	December	January	February	March
	2011	2011	2011	2012	2012	2012
Low (USD)	1.17	0.55	0.62	0.64	0.66	0.53
High (USD)	1.60	1.17	0.83	0.92	0.92	0.72
Average Daily Volume (No)	35,029	40,814	21,567	14,653	49,918	46,493

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

•
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

NEWBUILDING CONTRACTS

In November 2011, we cancelled our purchase of a MR product tanker that was scheduled to be delivered to us in March 2013.  In March 2012 we cancelled the last MR product tanker on order. These cancellations resulted in losses of $13.0 million and $2.0 million respectively. Also, in December 2011, we entered into an agreement with buyers to sell two Kamsarmax bulk newbuilding contracts. This sale resulted in a loss of USD 41 million.

As of April 30, 2012, we have no newbuilding contracts.

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

On November 27, 2009, the Company entered into a USD 167.3 million credit facility with Société Générale, Bank of China Limited and Sinosure to assist in the financing of six newbuildings. The interest rate is a variable rate based upon LIBOR. As security for our obligations under the debt instrument, we have granted a first priority mortgage, registered over and against the six vessels.  The loan has a 10 year tenor and is due to be repaid between 2020 and 2022.

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

In December 2011, TORM and the majority of our banks entered installment and covenant standstill agreements valid until January 15, 2012. Subsequently the standstill agreements have been extended until April  30, 2012. As of April 30, 2012, installments of USD 67 million have been deferred, and the Company is scheduled to make further loan repayments of USD 132 million during the remainder of 2012. TORM initiated negotiations with our banks for an amended and extended repayment schedule of all our debt.

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

Individual shareholders

Dividends paid to individuals are taxed as share income. Individual shareholders are taxed of received dividend with 27% of an amount up to DKK 48,300 and 42% of the amount exceeding DKK 48,300. In both cases the threshold doubles, i.e. to DKK 96,600 for married couples living together by the end of the income year. The threshold is adjusted on a yearly basis and includes all dividends and gains on shares received in a year.

The said amounts include all share income for the individual or couple in the income year.

At the time of the payment of the dividend, TORM normally withhold 27% dividend tax.

Corporate shareholders

Regardless of the owner period, companies which own at least 10% of TORM can receive dividend tax exempt. Companies which own less than 10% are taxed of the dividend with 25%.

Special rules apply to certain holding companies to prevent avoidance of the 10 percent requirement. These rules are not elaborated on.

Shareholders not fully taxable to Denmark

In connection with dividend distributed from TORM to an individual or a company resident abroad, withholding tax is normally levied with 27%. If Denmark has concluded a Tax Treaty with the state of which the shareholder is resident the shareholder may reclaim the withholding tax which exceeds the withholding tax Denmark is entitled to withhold according to the Tax Treaty. The reclaim should be made to the Danish tax authorities by using a special form which must be certified by the shareholders local tax authorities.

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

If the foreign company owns less than 10% of TORM, TORM must withhold dividend tax with 27%. It is possible to request the withholding tax to be withheld with 15%, if the foreign receiving company is resident in a state, which must exchange information with the Danish tax authorities according to a Tax Treaty or another agreement. If the withheld tax according to the Tax Treaty amounts to less than 15%, it may be possible to obtain the actual withholding tax rate.

It is a condition that the receiving company is the beneficial owner of the dividend to avoid a Danish withholding tax exposure at 27%. The Danish Tax Authorities currently raise a high number of tax litigations, claiming such foreign holding companies cannot be viewed a beneficial owner of dividend implying withholding tax at 27% should have been levied and paid to Denmark.

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

Capital gains in connection with the sale of vessels – calculated for each vessel as the difference between the sales price and the acquisition price plus expenses incurred for improvement of the vessel – are tax exempt. Capital gains in connection with the sale of vessels acquired prior to January 1, 2007 are taxed in accordance with the normal tax legislation implying a gain should be taxable. A loss could be offset against gains, provided the loss derived from the sale of a vessel which was acquired and sold within the same year.

Generally, recaptured depreciation should be taken into income. However, such taxation may be deferred if new vessels are contracted within certain time limits.

In this respect, when converting to the tonnage tax system, the existing vessels were registered on a transition account at their tax values. Any costs relating to improvements of these vessels are added to this account. Vessels acquired after electing (January 1, 2001) the tonnage tax system are booked on a special netting account. Costs relating to improvement of these vessels are added to the netting account. If a vessel is sold, the smaller amount of the sales price and the actual acquisition price plus costs for improvements shall reduce the account on which the vessel is registered.

The transition and netting accounts are reduced annually by a depreciation rate of 12%. If the transition account becomes negative and at the same time the netting account is positive with a numerical greater amount, the reduction is made on the basis of the net amount.

If the shipping company's transition account becomes negative, the negative amount shall be included in the taxable income unless the negative amount is neutralized by a positive amount on the netting account or the value of contracted newbuildings which shall be delivered within a maximum of three years.

In accordance with Danish accounting principles, the provision for deferred tax that existed at the date of enactment was released to income in 2002, which was in accordance with shipping industry practice in Denmark. However, TORM changed its accounting policies in 2005 to comply with IFRS and in order to align the accounting under IFRS deferred tax assets and liabilities are recorded in the balance sheet. As of December 31, 2011, the Company carried a deferred tax liability of USD 54 million in the balance sheet deriving solely from vessels. The 2011 income tax has preliminarily been estimated to USD 2.0 million. Tax on account has been paid with approx. USD 2.3 million. As the estimated income tax is less than the tax paid on account, no further tax payments should be assumed on the 2011 joint taxation.

Prior to 2011 a complaint regarding the assessment for 2001 to 2005 was filed under the National Tax Tribunal. In July 2009 the National Tax Tribunal recommended their view on the years 2001 – 2004. As 2005 consist of the same issues we expect the 2005 tax assessments to be recommended in the same way. The main difference between the assessment of the Danish tax authorities and the National Tax Tribunal is that the National Tax Tribunal considers a share portfolio to qualify as assets which are not part of the Tonnage Tax Regime. Due to the recommendations TORM decided during 2010 to revoke the cases.

As per 23 June 2011 the tax assessment with regard to the income year 2007 was closed, as TORM agreed in the assessment and therefore did not appeal the assessment of the Danish Tax Authorities to the National Tax Tribunal.

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

The Treasury Regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares that are traded during any taxable year on that market exceeds the number of shares traded during that year on any other established securities market.  At present, the sole class of TORM's stock that is issued and outstanding is its common stock, which is listed on the Copenhagen Stock Exchange, or "CSE," an established securities market in Denmark. TORM's common stock, as represented by its ADSs (each representing one share of common stock), is also listed on the NASDAQ National Market, or the "NASDAQ," which is an established securities market in the United States. However, since TORM's common stock as represented by ADSs began trading on the NASDAQ on April 17, 2002, that trading activity has represented less than 14% of the common shares traded on the CSE.  For the foreseeable future, TORM has no reason to expect that more common shares will not continue to be traded on the CSE than on the NASDAQ and, therefore, the analysis below proceeds on the premise that its common shares are "primarily traded" on the CSE.

The Treasury Final Regulations provide further that stock of a foreign corporation will be considered to be "regularly traded" on an established securities market only if: (i) more than 50% of the stock of the corporation is listed on such market, (ii) such stock is traded on such market, other than in de minimis quantities, on at least 60 days during the taxable year, and (iii) the aggregate number of shares of such stock traded on such market is at least 10% of the average number of shares of such stock outstanding during such year.  For 2011, TORM's common shares satisfied these "regularly traded" tests.  Furthermore, TORM has no reason to believe that this will not continue to be the case notwithstanding the ADS listing on the NASDAQ.

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

Based on its shareholdings during 2011, TORM believes it was subject to the 5% override rule during the 2011 taxable year. To the extent the 5% override rule applies, TORM believes that it qualifies for the 5% closely-held group exception. However, to benefit from this exception, TORM must obtain from one or more of its 5% shareholders, and from each entity in the chain of ownership between such shareholder and TORM, ownership statements required by the Treasury Regulations to support such shareholder's status as a qualified shareholder for purposes of Section 883 for more than half the days during the 2010 taxable year. If such ownership statements are obtained, TORM will be able to establish that the percentage ownership of TORM common shares owned by such qualified  5% shareholders for such period is such that the common share percentage ownership by the remaining shareholders in the 5% closely-held group for such period falls below the 50% ownership threshold.  However, as of the date of this Annual Report, TORM has not obtained the ownership statements described above and there is no certainty that TORM will be able to do so.

If the above ownership statement is obtained, TORM and each subsidiary will be eligible to claim exemption from U.S. federal income tax under Section 883 on their U.S. source shipping income earned during 2011.  However, if TORM is unable to obtain ownership statements from its 5% shareholders to establish that TORM and each subsidiary are not subject to the 5% override rule for 2011, then TORM and certain of its subsidiaries may not qualify for exemption under Section 883 and could be subject to U.S. federal income tax on their U.S. source shipping income unless they qualify for the benefits of the U.S.-Denmark Income Tax Treaty, as described in more detail below.

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

The Treaty conditions the eligibility of TORM and its Danish subsidiaries to claim exemption under Article 8 of the Treaty upon, among other things, TORM satisfying the publicly-traded rule of the "treaty shopping" provisions of Article 22 (Limitation of Benefits) of the Treaty.  The publicly-traded rule provides that a Danish corporation such as TORM, as well as its 50% Danish subsidiaries that derive U.S. source shipping income, will be entitled to the benefits of the Treaty if (i) TORM's principal class of shares is "regularly traded" on one or more "recognized stock exchanges" and (ii) either its principal class of shares is "primarily traded" on a "recognized stock exchange" located in Denmark or its primary place of management and control is in Denmark.  The term "recognized stock exchange" includes the CSE and the NASDAQ. A class of shares is considered to be "regularly traded" if (i) trades in such class are effected on one or more recognized stock exchanges other than in de minimis quantities during every quarter, and (ii) the aggregate number of shares of that class traded during the previous taxable year is at least 6% of the average number of shares outstanding in that class during that taxable year.  A class of shares is considered to be "primarily traded" on a recognized stock exchange located in Denmark if the number of shares in such class that are traded during the taxable year on such exchange exceeds the number of shares of such class that are traded during that year on recognized stock exchanges in any other single country.

The common shares, which constitute TORM's sole class of stock, are currently listed on the CSE, a recognized stock exchange within the meaning of the Treaty.  Based on their recent trading history on the CSE over the past three years, the common shares are both "regularly traded" and "primarily traded" on the CSE for purposes of the Treaty. Therefore, TORM currently satisfies the publicly-traded rule of Article 22 of the Treaty.  Although we cannot give any assurances, we have every expectation that the trading volume and trading frequency of TORM's common shares on the CSE will continue to match or exceed recent trading history

U.S. Federal Income Taxation in the Absence of Section 883 or Treaty Exemption

4% Gross Basis Tax Regime. To the extent the benefits of Section 883 or the Treaty are unavailable, the U.S. source shipping income of TORM and its subsidiaries which is not considered to be "effectively connected" with the conduct of a U.S. trade or business, as discussed below, would be subject to a 4% U.S. federal income tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the "4% gross basis tax regime."  Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income should never exceed 2% under the 4% gross basis tax regime.

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

State and Local Taxation

TORM, because of its presence in United States in the State of Connecticut, has filed a Connecticut state income tax return for the year 2010 and paid a tax of USD 250.

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

U.S. Federal Income Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an "Electing Holder," the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received by the Electing Holder with respect to his ADSs. The Electing Holder's adjusted tax basis in the ADSs will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the ADSs and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our ADSs. A U.S. Holder would make a QEF election with respect to any taxable year that our company is a PFIC by filing IRS Form 8621 with his U.S. federal income tax return. If we became aware that we were to be treated as a PFIC for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above. A U.S. Holder who is treated as constructively owning shares in any of our subsidiaries which are treated as PFICs would be required to make a separate QEF election with respect to each such subsidiary.

U.S. Federal Income Taxation of U.S. Holders Making a "Mark-to-Market" Election

Alternatively, if we were to be treated as a PFIC for any taxable year and our ADSs are treated as "marketable stock," as we believe is the case, a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our ADSs, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair value of the ADSs at the end of the taxable year over such Holder's adjusted tax basis in the ADSs. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the ADSs over its fair value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in its ADSs would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our ADSs would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the ADSs would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. A mark-to-market election would likely not be available for any of our subsidiaries that are treated as PFICs.

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

Pursuant to recently enacted Section 6038D of the Code and the proposed and temporary Treasury Regulations promulgated thereunder, individuals who are U.S. Holders (and to the extent specified in the applicable Treasury Regulations, certain individuals who are Non-U.S. Holders and certain U.S. entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code and the applicable Treasury Regulations) are required to file IRS Form 8938 (Statement of Specified Foreign Financial Assets) with information relating to each such asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year.  Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect.  Additionally, the statute of limitations on the assessment and collection of U.S. federal income tax with respect to a taxable year for which the filing of IRS Form 8938 is required may not close until three years after the date on which IRS Form 8938 is filed.  It is unclear under the proposed and temporary Treasury Regulations whether specified foreign financial assets would include our ADSs.  U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations under Section 6038D of the Code.

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

I.           Subsidiary Information

Not Applicable.

ITEM 11.                    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from foreign currency fluctuations, changes in interest rates, changes in the prices of fuel oil, counter-parties and changes in freight rates. The Company sets up all bunker hedging, and indeed any other form of hedging, entirely on the basis of the specific market hedging requirements. In general, hedge accounting is applied systematically and is based upon policies.

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

The sensitivity analyses presented in Note 24 in our consolidated financial statements do not consider the effects that such adverse change may have on overall economic activity, nor do they consider additional actions management may take to mitigate our exposure to such changes. Actual results may differ. For an overview of the fair value of the derivative financial instruments please refer to Note 24.

TORM enters into derivative contracts (FFAs, bunker swaps, interest rate swaps and foreign currency contracts). All of these contracts subject the Company to counterparty credit risk. As a result, the Company is subject to credit risks at various levels, including with charterers or cargo interests. If the counterparties fail to meet their obligations, the Company could suffer losses on such contracts which would decrease revenues and earnings.

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

Interest Rate Risk

TORM's interest rate risk generally relates to our interest-bearing mortgage debt. All the Company's loans for financing vessels are denominated in USD, and most carry variable interest.

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

The profile of the instruments always matches the profile of the particular loan in question. When assessing interest rate risk hedging for our loan portfolio, TORM takes into consideration expected interest rate developments and future changes to the composition of the fleet in order to meet ongoing and future market expectations and requirements.

Please refer to Note 25 in our consolidated financial statements for information relating to contracts entered into.

Bunker Price Risk

The Company's operating result is affected by movement in the price of fuel oil consumed by the vessels – known in the industry as bunkers. To cover this risk, the Company hedges the price of part of our bunker requirements for a period of up to 12 months forward. TORM applies hedge accounting to certain bunker hedges.

TORM's tankers are not hedged individually in respect of cargo contracts or other forms of bunker hedging. Instead, bunker hedging is planned taking into account the specific pool's total estimated bunker requirements. Nonetheless, where a contract of affreightment covering several voyages has been fixed, the pool may hedge bunker requirements specifically for such a contract.

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

Freight Rate Risk

The majority of our tanker vessels are operated on spot voyage charters. To manage our exposure to fluctuations in the freight rates we may place certain of the pool's vessels on time charter or enter into Contracts of Affreightment (COA) or freight derivatives (FFA, synthetic T/C, profit split etc.). Our bulk vessels are primarily placed on time charters.

Please refer to Note 25 in our consolidated financial statements for information relating to contracts entered into.

ITEM 12.                    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

Part II

ITEM 13.                   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources."

ITEM 14.                   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.                   CONTROLS AND PROCEDURES

a)           Disclosure Controls and Procedures.

As of December 31, 2011, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Chairman and Chief Executive Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(e). Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the report it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the SEC rules and forms, and to ensure that information required to be disclosed by the Company in the report it files or submits under the Exchange Act is accumulated and communicated to the Company's management including its principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure.

In designing and evaluating the disclosure controls and procedures, TORM's management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

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

TORM's management assessed the effectiveness of the TORM Group's internal control over financial reporting as of December 31, 2011. In making this assessment, they used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment and criteria, TORM's management has concluded that, as of December 31, 2011, TORM Group's internal control over financial reporting is effective based on those criteria.

The effectiveness of internal control over financial reporting as of December 31, 2011 has been audited by Deloitte, Statsautoriseret Revisionsaktieselskab, Denmark, an independent registered public accounting firm, as stated in their report which is included below.

(c)           Attestation report of the independent registered public accounting firm.

To the shareholders of TORM A/S

We have audited the internal control over financial reporting of TORM A/S and subsidiaries (the "Company") as at December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting included in the accompanying Report of TORM Management on Internal Control Over Financial Reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2011 of the Company and our report dated April 30, 2012 expressed an unqualified opinion with an explanatory paragraph on the use of the going concern assumption and the substantial doubt raised about the ability of the Company to continue as a going concern as disclosed in Note 2 (and included an explanatory paragraph regarding the disclosure surrounding the 2011 impairment testing in Note 9) on those consolidated financial statements.

/s/ Deloitte Statsautoriseret Revisionspartnerselskab

Copenhagen, Denmark

April 30, 2012

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

A copy of our code of ethics has been filed as an exhibit to our Registration Statement on Form 20-F for the fiscal year ended June 25, 2008.

ITEM 16C.                PRINCIPAL ACCOUNTING FEES AND SERVICES

Deloitte Statsautoriseret Revisionspartnerselskab, Copenhagen, Denmark is the independent accounting firm that audits the financial statements of the Company and our subsidiaries and is the principal accountant for the audit of the Company.

The aggregate fee for audit and audit services provided by Deloitte to the Company in 2011 and 2010 were:

(in USD million)	2011	2010
Audit Fees	0.5	0.5
Audit-Related Fees	0.6	0.3
Tax Fees	0.1	0.1
All Other Fees	0.2	0.3
Total	1.4	1.2

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

ITEM 16H.                MINE SAFETY DISCLOSURE

Not applicable.

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

(in USD million)	2009	2010	2011
Mortgage debt and bank loans	1,770.7	1,961.7	1,794.6
Finance lease liabilities	33.6	33.0	77.7
Less cash and cash equivalents	(121.8)	(120.0)	(85.5)
Equals Net interest-bearing debt	1,682.5	1,874.7	1,786.8

Invested capital

Invested capital measures the net investments used to achieve our operating profit. We believe that invested capital is a relevant measure that management uses to measure the overall development of the assets and liabilities generating our net profit. Invested capital is calculated as follows:

	2009	2010	2011
Intangible assets	91.5	91.3	1.9
Plus: Tangible fixed assets	2,678.7	2,800.3	2,338.0
Plus: Investments in jointly controlled entities	122.9	72.9	50.3
Plus: Loans to jointly controlled entities	38.8	10.3	8.2
Plus: Other financial assets	8.9	6.0	0.0
Plus: Bunkers	24.6	41.1	84.6
Plus: Accounts receivable	92.5	141.3	177.9

	2009	2010	2011
Plus: Non-current assets held for sale	44.4	0.0	21.2
Less: Deferred tax	(54.9)	(54.3)	(53.7)
Less: Acquired liabilities related to options on vessels	(3.7)	(1.9)	(0.0)
Less: Acquired time charter contracts	(3.9)	(0.0)	(0.0)
Less: Trade payables	(24.9)	(48.0)	(115.6)
Less: Current tax liabilities	(5.7)	(1.7)	(1.2)
Less: Other liabilities	(82.9)	(70.2)	(84.9)
Less: Deferred income	(0.1)	(0.0)	(1.2)
Invested capital	2,926.2	2,987.1	2,425.5

(1)	Accounts receivable includes freight receivables, other receivables and prepayments.

ITEM 18.                   FINANCIAL STATEMENTS

Not Applicable.

ITEM 19.                   EXHIBITS TORM TO PROVIDE ANY NEW MATERIAL AGREEMENTS

Number	Description of Exhibits

1.1	Amended and Restated Articles of Association for TORM A/S (the "Company")

1.2	Procedure for the Board of Directors of the Company and English Translation (1)

2.2	Form of Depository Agreement between Deutsche Bank and the Company (1)

4.1	The Company's Employee Stock Purchase Plan (1)

4.2
Transaction Agreement, dated April 17, 2007, among Teekay Corporation, the Company, Omaha, Inc. and OMI  Corporation (incorporated by reference to the Form 8-K filed by OMI Corporation on April 20, 2007) (2)

4.3
Credit Agreement, dated April 17, 2007, among HSH Nordbank AG, Danske Bank A/S and the Company (incorporated by reference to Exhibit (b)(4) to the Schedule TO Amendment No. 2 filed by Teekay Corporation, the Company, Teekay Acquisition Holdings LLC and Omaha, Inc. on May 18, 2007 (File No. 005-54325)) (2)

4.4
Joint Venture Agreement, dated as of April 17, 2007, among Teekay, Teekay Acquisition Holdings LLC and the Company (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by Teekay Corporation, the Company, Teekay Acquisition Holdings LLC and Omaha, Inc. on April 27, 2007 (File No. 005-54325)) (2)

8.1	List of the Company's subsidiaries

11.1	Code of Ethics (3)

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Company's Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of the Company's Principal Financial Officer

13.1	Certification of the Company's Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Company's Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

_________________________

(1)	Incorporated by reference from exhibit of same number to Registration Statement on Form 20-F, filed February 27, 2002 (File No. 000-49650).

(2)
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

(3)	Incorporated by reference from exhibit of same number to Registration Statement on Form 20-F, filed June 25, 2008 (File No. 000-49650).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

TORM A/S
	By:	/s/ Jacob Meldgaard
Name: Jacob Meldgaard Title: Chief Executive Officer
Date: April 30, 2012

TORM AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of TORM A/S

We have audited the accompanying consolidated balance sheets of TORM A/S and subsidiaries (the "Company") as at December 31, 2011 and 2010, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying consolidated financial statements for the year ended December 31, 2011 have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company's current financial position and continuing low freight rates raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also discussed in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The accompanying consolidated financial statements for the year ended December 31, 2011 disclose in Note 9 the key assumptions used in the impairment testing of the fleet and goodwill and the sensitivities associated with the key assumptions. As discussed in Note 9, the recoverable amount of the fleet in a forced sale will be significantly lower than under the going concern assumption applied when preparing the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as at December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte Statsautoriseret Revisionspartnerselskab

Copenhagen, Denmark

April 30, 2012

TORM AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
For The Years Ended December 31, 2009, 2010 and 2011
(Expressed in thousands of USD)

	Note	2009	2010	2011
Revenue		862,251	856,075	1,305,208
Port expenses, bunkers and commissions		(217,356)	(298,830)	(675,004)
Freight and bunkers derivatives		(11,952)	3,339)	14,105

Time charter equivalent earnings		632,943	560,584	644,309

Charter hire		(220,880)	(228,631)	(398,326)
Operating expenses	4	(169,556)	(152,207)	(164,949)

Gross profit (Net earnings from shipping activities)	3	242,507	179,746	81,034

Profit/(loss) from sale of vessels		33,145	1,871	(52,538)
Administrative expenses	4, 5	(78,194)	(78,161)	(71,222)
Other operating income		7,331	4,788	3,170
Share of results of jointly controlled entities	29	(2,256)	(11,453)	(4,217)
Impairment losses on jointly controlled entities	9	(20,000)	(35,000)	(13,000)
Amortizations, depreciation and impairment losses	7, 8, 9	(132,775)	(141,410)	(331,826)

Operating profit/(loss)		49,758	(79,619)	(388,599)

Financial income	10	6,090	2,663	9,930
Financial expenses	10	(74,896)	(59,285)	(72,716)

Loss before tax		(19,048)	(136,241)	(451,385)

Tax benefit/(expense)	13	1,686	982	(1,621)

Net loss for the year		(17,362)	(135,259)	(453,006)

	Note	2009	2010	2011
Loss per share (USD)	30	(0.3)	(2.0)	(6.5)
Loss per share (DKK)*		(1.3)	(11.0)	(34.9)
Diluted loss per share (USD)	30	(0.3)	(2.0)	(6.5)
Diluted loss per share (DKK)*		(1.3)	(11.0)	(34.9)

* Calculated from USD to DKK at the average USD/DKK exchange rate for the relevant period.

The accompanying notes are an integrated part of these financial statements.

TORM AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For The Years Ended December 31, 2009, 2010 and 2011
(Expressed in thousands of USD)

	2009	2010	2011

Net loss for the year	(17,362)	(135,259)	(453,006)

Other comprehensive income/(loss):
Exchange rate adjustments arising on translation of entities using a measurement currency different from USD	1	(13)	(399)
Fair value adjustment on hedging instruments	26,455	(4,948)	(29,668)
Fair value adjustment on hedging instruments transferred to income statement	4,127	6,361	1,700
Fair value adjustment on hedging instruments transferred to assets	(1,203)	0	0
Fair value adjustment on available for sale investments	1,545	(229)	8,651
Transfer to income statement on sale of available for sale investments	(3,681)	0	0

Other comprehensive income/(loss) after tax	27,244	1,171	(19,716)

Total comprehensive income/(loss) for the year	9,882	(134,088)	(472,722)

The accompanying notes are an integrated part of these financial statements.

TORM AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2010 and 2011
(Expressed in thousands of USD)

	Note	2010	2011
ASSETS
NON-CURRENT ASSETS

Intangible assets
Goodwill		89,184	0
Other intangible assets		2,086	1,903

	7, 9	91,270	1,903

Tangible fixed assets
Land and buildings		3,626	1,976
Vessels and capitalized dry-docking	18	2,560,079	2,258,550
Prepayments on vessels		227,062	69,250
Other plant and operating equipment		9,504	8,176

	8, 9	2,800,271	2,337,952

Financial assets
Investments in jointly controlled entities	9, 29	72,929	50,259
Loans to jointly controlled entities		10,298	8,198
Other investments	6	2,960	11,614
Other financial assets	25	6,000	0

		92,187	70,071

Total non-current assets		2,983,728	2,409,926

CURRENT ASSETS
Bunkers		41,089	84,552
Freight receivables	11	108,207	140,177
Other receivables	12	12,728	26,037
Other financial assets		0	0
Prepayments		20,385	11,731
Cash and cash equivalents		119,971	85,548

Non-current assets held for sale	27	0	21,236

Total current assets		302,380	369,281

TOTAL ASSETS		3,286,108	2,779,207

The accompanying notes are an integrated part of these financial statements.

TORM AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (continued)
As of December 31, 2010 and 2011
(Expressed in thousands of USD)

	Note	2010	2011
SHAREHOLDERS' EQUITY AND LIABILITIES
SHAREHOLDERS' EQUITY
Common shares	14	61,098	61,098
Treasury shares	14	(17,883)	(17,309)
Revaluation reserves		(2,471)	6,180
Retained profit		1,072,330	620,032
Proposed dividend		0	0
Hedging reserves		(1,845)	(29,813)
Currency translation reserves		4,060	3,661

Total shareholders' equity		1,115,289	643,849

LIABILITIES
Non-current liabilities
Deferred tax liability	13	54,339	53,711
Mortgage debt and bank loans	2,17,18,20	1,750,371	0
Finance lease liabilities	20 + 21	30,977	29,361
Acquired liabilities related to options on vessels		0	0
Deferred income	15	0	6,407

Total non-current liabilities		1,835,687	89,479

Current liabilities
Mortgage debt and bank loans	2,17,18,20	211,334	1,794,644
Finance lease liabilities	20 + 21	1,986	48,296
Trade payables		47,976	115,552
Current tax liabilities		1,740	1,216
Other liabilities	16	70,211	84,904
Acquired liabilities related to options on vessels	25	1,885	84
Acquired time charter contracts		0	0
Deferred income	15	0	1,183

Total current liabilities		335,132	2,045,879

Total liabilities		2,170,819	2,135,358

Total shareholders' equity and liabilities		3,286,108	2,779,207

Accounting policies	1
Liquidity, Capital Resources, going concern and subsequent events	2
Collateral security	18
Guarantee and contingent liabilities	19
Contractual liabilities	20
Finance lease liabilities – as lessee	21
Purchase options on vessels	22
Derivative financial instruments	23
Risks associated with TORM's activities	24
Financial instruments	25
Related party transactions	26
Non-current assets held for sale	27
Entities in TORM	29
Earnings/(loss) per share	30
Cash flows	28

The accompanying notes are an integrated part of these financial statements.

TORM AND SUBSIDIARIES
Consolidated statements of changes in equity
As of December 31, 2009, 2010 and 2011
(Expressed in thousands of USD)

					Gains/losses recognized directly in equity
	Common shares	Treasury Shares	Retained profit	Proposed dividends	Revaluation reserve	Hedging reserves	Translation reserves	Total

EQUITY

Balance at January 1, 2009	61,098	(18,118)	1,209,540	55,100	(106)	(32,637)	4,072	1,278,949

Changes in equity 2009:
Dividends paid				(51,240)				(51,240)
Dividends paid on treasury shares			2,520					2,520
Exchange rate adjustment on dividends paid			3,860	(3,860)				0
Share-based compensation			6,588					6,588
Proposed dividend for the financial year				0				0
Net profit/(loss) for the year			(17,362)					(17,362)
Other comprehensive income for the year					(2,136)	29,379	1	26,244
Total changes in equity 2009	0	0	(4,394)	(55,100)	(2,136)	29,379	1	(32,250)

Equity at December 31, 2009	61,098	(18,118)	1,205,146	0	(2,242)	(3,258)	4,073	1,246,699

					Gains/losses recognized directly in equity
	Common shares	Treasury Shares	Retained profit	Proposed dividends	Revaluation reserve	Hedging reserves	Translation reserves	Total

Changes in equity 2010:
Disposal of treasury shares, cost		235					235
Loss from disposal of treasury shares			(235)				(235)
Share-based compensation			2,678				2,678
Proposed dividend for the financial year
Net profit/(loss) for the year			(135,259)					(135,259)
Other comprehensive income for the year				(229)	1,413		(13)	1,171
Total changes in equity 2010	0	235	(132,816)	0	(229)	1,413	(13)	(134,088)

Equity at December 31, 2010	61,098	(17,883)	1,072,330	0	(2,471)	(1,845)	4,060	1,115,289

					Gains/losses recognized directly in equity
	Common shares	Treasury Shares	Retained profit	Proposed dividends	Revaluation reserve	Hedging reserves	Translation reserves	Total

Changes in equity 2011:
Disposal of treasury shares, cost		574						574
Loss from disposal of treasury shares			(574)					(574)
Share-based compensation			1,282					1,282
Proposed dividend for the financial year
Net profit/(loss) for the year			(453,006)					(453,006)
Other comprehensive income for the year					8,651	(27,968)	(399)	(19,716)
Total changes in equity 2011	0	574	(452,298)	0	8,651	(27,968)	(399)	(471,440)

Equity at December 31, 2011	61,098	(17,309)	620,032	0	6,180	(29,813)	3,661	643,849

The accompanying notes are an integrated part of these financial statements.

TORM AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(Expressed in thousands of USD)

	Note	2009	2010	2011
CASH FLOW FROM OPERATING ACTIVITIES
Net loss for the year		(17,362)	(135,259)	(453,006)

Tax expenses		(1,686)	(982)	1,621
Financial income and expenses		68,806	56,622	62,786
Net profit/(loss) from sale of vessels		(33,145)	(1.871)	52,538
Amortization, depreciation and impairment losses		132,775	141,410	331,826
Impairment of jointly controlled entities		20,000	35,000	13,000
Share of results of jointly controlled entities		2,256	11,453	4,217
Other non-cash movements	28	1,270	(8,009)	(6,796)

Dividends received		75	1	1
Dividends received from jointly controlled entities		3,050	1,690	1,360
Interest received and exchange rate gains		5,168	496	4,983
Interest paid and exchange rate losses		(56,944)	(54,368)	(66,951)
Income taxes paid/repaid		(2,726)	(3,565)	(2,671)
Change in bunkers, receivables and payables	28	(5,284)	(43,193)	(17,687)

Net cash flow from operating activities		116,253	(575)	(74,799)

CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets		(288,812)	(253,945)	(118,455)
Investment in equity interests and securities		(5)	(13)	0
Loans to jointly controlled entities		4,688	3,300	2,100
Received share on to options on vessels		1,500	0	0
Sale of equity interests and securities		4,767	0	0
Proceeds on sale of non-current assets		78,486	63,751	284,475

Net cash flow from investing activities		(199,396)	(186,907)	168,120

CASH FLOW FROM FINANCING ACTIVITIES
Borrowing, mortgage debt		333,641	344,693	87,043
Borrowing, finance lease liabilities		34,400	0	46,765
Repayment/redemption, mortgage debt		(281,035)	(153,759)	(254,104)
Repayment/redemption, finance lease liabilities		(1,636)	(5,305)	(7,468)
Dividends paid		(48,720)	0	0

Cash inflow/(outflow) from financing activities		36,650	185,629	(127,764)

Net change in cash and cash equivalents		(46,493)	(1,853)	(34,423)

Cash and cash equivalents, at January 1		168,317	121,824	119,971

Cash and cash equivalents, at December 31		121,824	119,971	85,548

The accompanying notes are an integrated part of these financial statements.

TORM AND SUBSIDIARIES - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2011

NOTE 1 - ACCOUNTING POLICIES, CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

TORM A/S is a Danish shipping company founded in 1889 under the Danish Companies Act that is engaged primarily in the ownership and operation of product tankers and dry bulk carriers (hereinafter TORM A/S is referred to as TORM A/S or the Parent Company). TORM A/S and subsidiaries (hereinafter referred to as the Company or TORM) owns product tankers that primarily carry refined products such as naphtha, gasoline, gas oil, jet fuel, and diesel oil. TORM's dry bulk vessels carry commodities such as coal, iron ore and grain. The vessels trade worldwide. TORMS A/S's registered office and principal place of business is at Tuborg Havnevej 18, DK-2900 Hellerup, Denmark.

The Company provides transportation services by utilizing a fleet of vessels that it owns, charter in on short and long-term time charters, or commercially manage as the manager of a pool or through contracts with third-party owners. The Company charters in tankers and bulk vessels as are needed by the pools that it manages.

The annual report has been prepared in accordance with the International Financial Reporting Standards (IFRS).

The annual report has also been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB).

The financial statements are prepared in accordance with the historical cost convention except where fair value accounting is specifically required by IFRS.

The functional currency in all major entities within TORM is the USD, and TORM A/S applies the USD as the presentation currency in the preparation of the annual report.

CHANGES IN ACCOUNTING POLICIES AND PRESENTATION

TORM has implemented the following interpretation and changes to standards and interpretations in the annual report for 2011:

•	Amendment to IAS 24 "Related Party Disclosures" revising the definition of related parties.

•	Amendment to IAS 32 "Financial Instruments: Presentation".

•	Amendment to IFRIC 14 "Prepayments of a minimum Funding Requirement".

•	IFRIC 19 "Extinguishing Financial Liabilities with Equity Instruments".

In addition, TORM has implemented a number of smaller changes and clarifications issued by IASB during 2010 as part of the improvement project, including changes to IFRS 1, IFRS 3, IFRS 7, IAS 1, IAS 27 and IAS 34.

The implementation of the new and amended standards and interpretations did not affect TORM's accounting policies.

ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

IASB has issued an amendment to IFRS 7 "Financial Instruments:

Disclosures" requiring additional disclosures about transfers of financial assets. TORM will implement this amendment, which is not expected to affect measurement and recognition in TORM, when it becomes effective in 2012. Furthermore, IASB has issued the following standards and changes to standards which become effective on or after 1 January 2012 which have not yet been adopted by the EU:

•	Amendment to IFRS 7 "Financial Instruments – Disclosures" relating to offsetting financial assets and financial liabilities.

•	IFRS 9 "Financial Instruments - Classification and Measurement" and subsequent amendments. The standard is the first phase in the replacement of IAS 39.

•	IFRS 10 "Consolidated Financial Statements".

•	IFRS 11 "Joint Arrangements".

•	IFRS 12 "Disclosures of Interests in Other Entities".

•	IFRS 13 "Fair Value Measurement".

•	Amendment to IAS 1 "Presentation of Financial Statements" revising the presentation of other comprehensive income.

•	Amendment to IAS 12 "Income Taxes": "Deferred Tax: Recovery of Underlying Assets".

•	Amendments to IAS 19 "Employee Benefits".

•	IAS 27 "Separate Financial Statements".

•	IAS 28 "Investments in Associates and Joint Ventures".

•	Amendment to IAS 32 "Financial Instruments: Presentation" relating to offsetting financial assets and financial liabilities.

The impact of IFRS 9 "Financial Instruments", on the consolidated financial statements has not yet been determined on a sufficiently reliable basis. Based on current analyses of the other standards and interpretations, TORM expects no material impact on its financial position, results of operations and cash flows; however, more extensive reporting is required for some areas.

KEY ACCOUNTING POLICIES

Management considers the following to be the most important accounting policies for TORM.

Participation in pools

TORM generates its revenue from shipping activities, which to some extent are conducted through pools. Total pool revenue is generated from each vessel participating in the pools in which TORM participates and is based on either voyage or time charter parties. The pool measures net revenues based on the contractual rates and the duration of each voyage, and net revenue is recognized upon delivery of services in accordance with the terms and conditions of the charter parties. The pools are regarded as jointly controlled operations, and the Company's share of the income statement and balance sheet in the respective pools is accounted for by recognizing a proportional share, based on participation in the pool, combining items of a uniform nature. The Company's share of the revenues in the pools is primarily dependent on the number of days the Company's vessels have been available for the pools in relation to the total available pool earning days during the period. In 2011, TORM acted as pool manager of three pools in which the Company is participating with a significant number of vessels. As pool manager TORM receives a chartering commission income to cover the expenses associated with this role. The chartering commission income is calculated as a fixed percentage of the freight income from each charter agreement. If the pool does not earn any freight income, TORM will not receive any commission income. The commission income is recognized in the income statement under "Other operating income" simultaneously with the recognition of the underlying freight income in the pool.

Cross-over voyages

Revenue is recognized upon delivery of services in accordance with the terms and conditions of the charter parties. For crossover voyages (voyages in progress at the end of a reporting period), the uncertainty and the dependence on estimates are greater than for finalized voyages. The Company recognizes a percentage of the estimated revenue for the voyage equal to the percentage of the estimated duration of the voyage completed at the balance sheet date. The estimate of revenue is based on the expected duration and destination of the voyage. Voyage expenses are recognized as incurred. When recognizing revenue, there is a risk that the actual number of days it takes to complete the voyage will differ from the estimate, and for time charter parties a lower day rate may have been agreed for additional days. The contract for a single voyage may state several alternative destination ports. The destination port may change during the voyage, and the rate may vary depending on the destination port. Changes to the estimated duration of the voyage as well as changing destinations and weather conditions will affect the voyage expenses.

Demurrage revenue

Freight contracts contain conditions regarding the amount of time available for loading and discharging of the vessel. If these conditions are breached, TORM is compensated for the additional time incurred in the form of demurrage revenue. Demurrage revenue is recognized upon delivery of services in accordance with the terms and conditions of the charter parties. Upon completion of the voyage, the Company assesses the time spent in port, and a demurrage claim based on the relevant contractual conditions is submitted to the charterers. The claim will often be met by counterclaims due to differences in the interpretation of the agreement compared to the actual circumstances of the additional time used. Based on previous experience, 95% of the demurrage claim submitted is recognized as demurrage revenue. The Company receives the demurrage payment upon reaching final agreement of the amount, which on average is approximately 100 days after the original demurrage claim was submitted. If TORM accepts a reduction of more than 5% of the original claim, or if the charterer is not able to pay, demurrage revenue will be affected.

Vessels

Vessels are measured at cost less accumulated depreciation and accumulated impairment losses. Cost comprises acquisition cost and costs directly related to the acquisition up until the time when the asset is ready for use, including interest expenses incurred during the period of construction, based on the loans obtained for the vessels. All major components of vessels except for dry-docking costs are depreciated on a straight-line basis to the estimated residual value over their estimated useful lives, which TORM estimates to be 25 years. The Company considers that a 25-year depreciable life is consistent with that used by other shipowners with comparable tonnage. Depreciation is based on cost less the estimated residual value. Residual value is estimated as the lightweight tonnage of each vessel multiplied by scrap value per ton. The useful life and the residual value of the vessels are reviewed at least at each financial year-end based on market conditions, regulatory requirements and the Company's business plans. The Company also evaluates the carrying amounts to determine if events have occurred that indicate impairment and would require a modification of their carrying amounts. Prepayment on vessels is measured at costs incurred.

Dry-docking

Approximately every 30 and 60 months depending on the nature of work and external requirements, the vessels are required to undergo planned dry-dockings for replacement of certain components, major repairs and maintenance of other components, which cannot be carried out while the vessels are operating. These dry-docking costs are capitalized and depreciated on a straight-line basis over the estimated period until the next drydocking. The residual value of such components is estimated at nil. The useful life of the dry-docking costs are reviewed at least at each financial year-end based on market conditions, regulatory requirements and TORM's business plans.

A portion of the cost of acquiring a new vessel is allocated to the components expected to be replaced or refurbished at the next dry-docking. Depreciation hereof is carried over the period until the next dry-docking. For newbuildings, the initial dry-docking asset is estimated based on the expected costs related to the first-coming dry-docking, which again is based on experience and past history of similar vessels. For second-hand vessels, a drydocking asset is also segregated and capitalized separately, taking into account the normal docking intervals of the Company.

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

Deferred tax

All significant Danish entities within TORM entered into the Danish tonnage tax scheme for a binding 10-year period with effect from 1 January 2001. As a consequence of the acquisition of 50% of OMI in 2007, however, a new 10-year binding period commenced with effect from 1 January 2008. Under the Danish tonnage tax scheme, taxable income is not calculated on the basis of income and expenses as under the normal corporate taxation. Instead, taxable income is calculated with reference to the tonnage used during the year. The taxable income of a company for a given period is calculated as the sum of the taxable income under the tonnage tax scheme and the taxable income from the activities that are not covered by the tonnage tax scheme computed in accordance with the ordinary Danish corporate tax rules. If the entities' participation in the Danish tonnage tax scheme is abandoned, or if the entities' level of investment and activity is significantly reduced, a deferred tax liability will become payable. A deferred tax liability is recognized in the balance sheet at each period end calculated using the balance sheet liability method. The deferred tax liability relating to the vessels is measured on the basis of the difference between the tax base of the vessels at the date of entry into the tonnage tax scheme and the lower of cost and the realized or realizable sales value of the vessels.

OTHER ACCOUNTING POLICIES

Consolidation principles

The consolidated financial statements comprise the financial statements of the Parent Company, TORM A/S, and its subsidiaries, i.e. the entities in which the Parent Company, directly or indirectly, holds the majority of the voting rights or otherwise exercises control. Entities in which TORM exercises significant, but not controlling influence are regarded as associated companies and are recognized using the equity method. Companies which are by agreement managed jointly with one or more companies and therefore are subject to joint control (jointly controlled entities) are accounted for using the equity method. The consolidated financial statements are prepared on the basis of the financial statements of the Parent Company, its subsidiaries and proportionately consolidated activities by combining items of a uniform nature and eliminating intercompany transactions, balances and shareholdings as well as realized and unrealized gains and losses on transactions between the consolidated companies. The financial statements used for consolidation purposes are prepared in accordance with the Company's accounting policies.

Business combinations

Newly acquired or formed entities are recognized in the consolidated financial statements from the date of acquisition or formation. The date of acquisition is the date on which control is effectively obtained. Entities sold or wound up are recognized in the consolidated financial statements until the date of the sale or the winding up. The date of sale or winding up is the date when control is effectively obtained by a third party. The comparative figures are not restated for entities acquired, disposed of or wound up. Business combinations are accounted for by applying the purchase method, whereby the acquired entities' identifiable assets, liabilities and contingent liabilities are measured at fair value at the acquisition date. The tax effect of the revaluation activities is also taken into account. The cost of a business combination is measured as the fair value of the consideration agreed upon. When a business combination agreement provides for an adjustment to the cost of the combination contingent on future events, the amount of that adjustment is included in the cost of the combination if the event is probable and the adjustment can be measured reliably. Costs of issuing debt or equity instruments in connection with a business combination are accounted for together with the debt or equity issuance. All other costs associated with the acquisition are expensed in the income statement. The excess of the cost of the business combination over the fair value of the acquired assets, liabilities and contingent liabilities is recognized as goodwill under intangible assets and is tested for impairment at least once every year. Upon acquisition, goodwill is allocated to the relevant cash generating units, which subsequently form the basis for impairment testing. If the fair value of the acquired assets, liabilities and contingent liabilities exceeds the cost of the business combination, the identification of assets and liabilities and the processes of measuring the fair value of the assets and liabilities and the cost of the business combination are reassessed. If the fair value of the business combination continues to exceed the cost, the resulting gain is recognized in the income statement.

Foreign currencies

The functional currency of all significant entities, including subsidiaries and associated companies, is USD, because the Company's vessels operate in international shipping markets, in which revenues and expenses are settled in USD, and the Companies' most significant assets and liabilities in the form of vessels and related liabilities are denominated in USD. Transactions in currencies other than the functional currency are translated into the functional currency at the transaction date. Cash, receivables and payables and other monetary items denominated in currencies other than the functional currency are translated into the functional currency at the exchange rate at the balance sheet date. Gains or losses due to differences between the exchange rate at the transaction date and the exchange rate at the settlement date or the balance sheet date are recognized in the income statement under "Financial income and expenses". An exchange rate gain or loss relating to a non-monetary item carried at fair value is recognized in the same line as the fair value adjustment. The reporting currency of the Company is USD. Upon recognition of entities with functional currencies other than USD, the financial statements are translated into USD. Income statement items are translated into USD at the average exchange rates for the period, whereas balance sheet items are translated at the exchange rates as at the balance sheet date. Exchange differences arising from the translation of financial statements into USD are recognized as a separate component of equity. On the disposal of an entity, the cumulative amount of the exchange differences recognized in the separate component of equity relating to that entity is transferred to the income statement as part of the gain or loss on disposal.

Derivative financial instruments

Derivative financial instruments, primarily interest rate swaps, forward currency exchange contracts, forward freight agreements and forward contracts regarding bunker purchases, are entered to hedge future committed or anticipated transactions. TORM applies hedge accounting under the specific rules on cash flow hedges when allowed and appropriate. In addition, TORM takes limited positions in forward freight agreements as a supplement to the Company's physical positions in vessels, which are not entered into for hedging purposes. Derivative financial instruments are initially recognized in the balance sheet at fair value at the date when the derivative contract is entered into and are subsequently measured at their fair value as other receivables or other liabilities, respectively. Changes in the fair value of derivative financial instruments, which are designated as cash flow hedges and deemed to be effective, are recognized directly in Other comprehensive income. When the hedged transaction is recognized in the income statement, the cumulative value adjustment recognized in Other comprehensive income is transferred to the income statement and included in the same line as the hedged transaction. However, when the hedged transaction results in the recognition of a fixed asset, the gains and losses previously accumulated in Other comprehensive income are transferred from Other comprehensive income and included in the initial measurement of the cost of the fixed asset. Changes in the fair value of a portion of a hedge deemed to be ineffective are recognized in the income statement. Changes in the fair value of derivative financial instruments that are not designated as hedges are recognized in the income statement. While effectively reducing cash flow risk in accordance with the risk management policy of the Company, interest rate swaps with cap features and certain forward freight agreements and forward contracts regarding bunker purchases do not qualify for hedge accounting. Changes in fair value of these derivative financial instruments are therefore recognized in the income statement under Financial income or expenses for interest rate swaps with cap features and under "Freight and bunkers derivatives" for forward freight agreements and forward bunker contracts. Changes in fair value of forward freight agreements, which are not entered for hedge purposes, are also recognized under "Freight and bunkers derivatives."

Segment information

TORM consists of two business segments: The Tanker Division and the Bulk Division. This segmentation is based on TORM's internal management and reporting structure. In the tanker segment, the services provided primarily comprise transport of refined oil products such as gasoline, jet fuel and naphtha, and in the bulk segment the services provided comprise transport of dry cargo – typically commodities such as coal, grain, iron ore, etc. Transactions between segments are based on market-related prices and are eliminated at Group level. TORM only has one geographical segment, because the Company considers the global market as a whole, and as the individual vessels are not limited to specific parts of the world. Furthermore, the internal management reporting does not provide such information. Consequently, it is not possible to provide geographical segment information on revenue from external customers or non-current segment assets. The accounting policies applied for the segments regarding recognition and measurement are consistent with the policies for TORM as described in this note. The segment income statement comprises revenues directly attributable to the segment and expenses which are directly or indirectly attributable to the segment. Indirect allocation of expenses is based on distribution keys reflecting the segment's use of shared resources.

The segment's non-current assets consist of the non-current assets used directly for segment operations. Current assets are allocated to segments to the extent that they are directly attributable to segment operations, including inventories, outstanding freight or other receivables and prepayments. Segment liabilities comprise segment operating liabilities including trade payables and other liabilities. Not allocated items primarily comprise assets and liabilities as well as revenues and expenses relating to the Company's administrative functions and investment activities, including cash and bank balances, interest-bearing debt, income tax, deferred tax, etc.

Employee benefits

Wages, salaries, social security contributions, paid holiday and sick leave, bonuses and other monetary and non-monetary benefits are recognized in the year in which the employees render the associated services.

Pension plans

TORM has entered into defined contribution plans only. Pension costs related to defined contribution plans are recorded in the income statement in the year to which they relate.

Share-based payment

For the period 2007-2009, the Management and all land-based employees and officers employed on permanent contracts (apart from trainees, apprentices and cadets) that were directly employed by TORM A/S participated in an incentive scheme, which included grants of shares and share options. In 2010 and 2011, a new incentive scheme comprising share options has been established for Management and certain key employees. The schemes do not provide the choice of cash settlement instead of shares. The value of the services received as consideration for the shares and share options granted under the schemes is measured at the fair value of the granted shares and share options. The fair value is measured at the grant date and is recognized in the income statement as staff costs under administrative expenses and operating expenses over the vesting period. The counter item is recognized in equity. The fair value is measured based on the Black-Scholes and Monte Carlo models.

Leases

Agreements to charter in vessels and to lease other plant and operating equipment, where TORM has substantially all the risks and rewards of ownership, are recognized in the balance sheet as finance leases. Lease assets are measured at the lower of fair value and the present value of minimum lease payments determined in the leases.

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

Other charter agreements concerning vessels and other leases are classified as operating leases, and lease payments are charged to the income statement on a straight-line basis over the lease term. The obligation for the remaining lease term is disclosed in the notes to the financial statements.

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

Sale and leaseback transactions

A gain or loss related to a sale and leaseback transaction resulting in a finance lease is deferred and amortized in proportion to the gross rental on the time charter over the lease term. A gain related to a sale and leaseback transaction resulting in an operating lease is recognized in the income statement immediately, provided the transaction is established at fair value or the sales price is lower than the fair value. If the sales price exceeds the fair value, the difference between the sales price and the fair value is deferred and amortized in proportion to the lease payments over the term of the lease. A loss related to a sale and leaseback transaction resulting in an operating lease is recognized in the income statement at the date of the transaction except if the loss is compensated by future lease payments below fair value, the loss is deferred and amortized in proportion to the lease payments over the term of the lease.

INCOME STATEMENT

Revenue

Income, including revenue, is recognized in the income statement when:

•	The income generating activities have been carried out on the basis of a binding agreement

•	The income can be measured reliably

•	It is probable that the economic benefits associated with the transaction will flow to the Company

•	Costs relating to the transaction can be measured reliably

Revenue comprises freight, charter hire and demurrage revenues from the vessels and gains and losses on forward freight agreements designated as hedges. Revenue is recognized when it meets the general criteria mentioned above and when the stage of completion can be measured reliably. Accordingly, freight, charter hire and demurrage revenue are recognized at selling price upon delivery of the service according to the charter parties concluded.

Port expenses, bunkers and commissions

Port expenses, bunker fuel consumption and commissions are recognized as incurred. Gains and losses on forward bunker contracts designated as hedges and write-down and provisions for losses on freight receivables are included in this line.

Freight and bunkers derivatives

Freight and bunkers derivatives comprise fair value adjustments and gains and losses on forward freight agreements, forward bunker contracts and other derivative financial instruments directly relating to shipping activities which are not designated as hedges.

Charter hire

Charter hire comprises expenses related to the chartering in of vessels incurred in order to achieve the net revenue for the period.

Operating expenses

Operating expenses, which comprise crew expenses, repair and maintenance expenses and tonnage duty, are expensed as incurred.

Net profit/(loss) from sale of vessels

Net profit/(loss) from sale of vessels is recognized when the significant risks and rewards of ownership have been transferred to the buyer, and it is measured as the difference between the sales price less sales costs and the carrying amount of the asset. Net profit/(loss) from sale of vessels also includes onerous contracts related to sale of vessels and losses from cancellation of newbuilding contracts.

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

Impairment losses on jointly controlled entities

Impairment losses on jointly controlled entities comprise the reduction in the value of the equity investment in jointly controlled entities by the amount by which the carrying amount of the investment exceeds its recoverable amount. In the event of indication of impairment, the carrying amount is assessed, and the value of the asset is written down to its recoverable amount equal to the higher of the value in use based on net present value of future earnings from the assets and its fair value less costs to sell.

Amortizations, depreciation and impairment losses

Amortizations, depreciation and impairment losses comprise amortization of other intangible assets and depreciation of tangible fixed assets for the period as well as the write-down of the value of assets by the amount by which the carrying amount of the asset exceeds its recoverable amount. In the event of indication of impairment, the carrying amount is assessed, and the value of the asset is written down to its recoverable amount equal to the higher of value in use based on net present value of future earnings from the assets and its fair value less costs to sell.

Financial income

Financial income comprises interest income, realized and unrealized exchange rate gains relating to transactions in currencies other than the functional currency, realized gains from other equity investments and securities, unrealized gains from securities, dividends received and other financial income including value adjustments of certain financial instruments not accounted for as hedges of future transactions.

Interest is recognized in accordance with the accrual basis of accounting taking into account the effective interest rate. Dividends from other investments are recognized when the right to receive payment has been decided, which is typically when the dividend has been declared and can be received without conditions.

Financial expenses

Financial expenses comprise interest expenses, financing costs of finance leases, realized and unrealized exchange rate losses relating to transactions in currencies other than the functional currency, realized losses from other equity investments and securities, unrealized losses from securities and other financial expenses including value adjustments of certain financial instruments not accounted for as hedges of future transactions.

Interest is recognized in accordance with the accrual basis of accounting taking into account the effective interest rate.

Tax

In Denmark, TORM A/S is jointly taxed with its Danish subsidiaries. The Parent Company provides for and pays the aggregate Danish tax on the taxable income of these companies, but recovers the relevant portion of the taxes paid from the subsidiaries based on each entity's portion of the aggregate taxable income. Tax expenses comprise the expected tax including tonnage tax of the taxable income for the year for TORM, adjustments relating to previous years and the change in deferred tax for the year. However, tax relating to equity items is posted directly in equity.

BALANCE SHEET

Goodwill

Goodwill is measured as the excess of the cost of the business combination over the fair value of the acquired assets, liabilities and contingent liabilities and is recognized as an asset under intangible assets. Goodwill is not amortized, but the recoverable amount of goodwill is assessed every quarter. For impairment testing purposes, goodwill is on initial recognition allocated to those cash generating units to which it relates.

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

Operating equipment is measured at cost less accumulated depreciation. Computer equipment is depreciated on a straightline basis over three years, and other operating equipment is depreciated on a straight-line basis over five years. Leasehold improvements are measured at cost less accumulated amortization and impairment losses, and leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease and the estimated useful life. Cost comprises acquisition cost and costs directly related to the acquisition up until the time when the asset is ready for use.

Investments in jointly controlled entities

Investments in jointly controlled entities comprise investments in companies which are by agreement managed jointly with one or more companies and therefore subject to joint control and are measured at equity value.

Financial assets

Financial assets are initially recognized at the settlement date at fair value plus transaction costs, except for financial assets at fair value through profit or loss, which are recognized at fair value. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred. Financial assets are classified as:

•	Financial assets at fair value through profit or loss

•	Held-to-maturity investments

•	Loans and receivables

•	Available-for-sale financial assets

Other investments

Other investments comprise shares in other companies and are classified as available-for-sale. Listed shares are measured at the market value at the balance sheet date, and unlisted shares are measured at estimated fair value. Unrealized gains and losses resulting from changes in fair value of shares are recognized in Other comprehensive income. Realized gains and losses resulting from sales of shares are recognized as financial items in the income statement. The cumulative value adjustment recognized in Other comprehensive income is transferred to the income statement when the shares are sold. Dividends on shares in other companies are recognized as financial income in the period in which they are declared.

Other investments are presented as non-current, unless Management intends to dispose of the investments within 12 months of the balance sheet date.

Other financial assets

Other financial assets comprise TORM's rights to a share of the gain on purchase options on vessels, which were acquired as part of the acquisition of OMI, and are classified as derivative financial instruments. The rights are measured and recognized at fair value, and the change for the period is recognized in the income statement under financial income or expenses.

Receivables

Outstanding freight receivables and other receivables that are expected to be realized within 12 months from the balance sheet date, are classified as loans and receivables and presented as current assets. Receivables are measured at the lower of amortized cost and net realizable values, which corresponds to nominal value less provision for bad debts. Derivative financial instruments included in other receivables are measured at fair value.

Impairment of assets

Non-current assets are reviewed quarterly to determine any indication of impairment due to a significant decline in either the assets' market value or in the cash flows generated by the assets. In case of such indication, the recoverable amount of the asset is estimated as the higher of the asset's fair value less costs to sell and its value in use. The value in use is the present value of the future cash flows expected to derive from an asset. If the recoverable amount is less than the carrying amount of the asset, the carrying amount is reduced to the recoverable amount. The impairment loss is recognized immediately in the income statement.

For the purpose of assessing impairment, assets including goodwill and time charter and bareboat contracts are grouped at the lowest levels at which goodwill is monitored for internal management purposes. The two cash generating units of the Company are the Tanker Division and the Bulk Division.

Bunkers

Bunkers and luboil are stated at the lower of cost and net realizable value. Cost is determined using the FIFO method and includes expenditures incurred in acquiring the bunkers and luboil and delivery cost less discounts.

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

Provisions

Provisions are recognized when the Company has a legal or constructive obligation as a result of past events and it is probable that it will lead to an outflow of resources that can be reliably estimated. Provisions are measured at the estimated liability that is expected to arise, taking into account the time value of money.

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

Cash flow from operating activities is presented using the indirect method and is based on net profit for the year adjusted for tax, financial income and expenses, net profit from sale of vessels, non-cash operating items, changes in working capital, income tax paid, dividends received and interest paid/received.

Cash flow from investing activities comprises the purchase and sale of tangible fixed assets and non-current financial assets.

Cash flow from financing activities comprises changes in longterm debt, bank loans, finance lease liabilities, purchases or sales of treasury shares and dividend paid to shareholders.

Cash and cash equivalents comprise cash at bank and in hand including restricted cash and cash equivalents. Other investments are classified as investment activities.

Earnings per share

Basic earnings per share is calculated by dividing the consolidated net profit or loss for the year available to common shareholders by the weighted average number of common shares outstanding during the period. Treasury shares are not included in the calculation. Purchases and sales of treasury shares during the period are weighted based on the remaining period.

Diluted earnings per share are calculated by adjusting the consolidated profit or loss available to common shareholders and the weighted average number of common shares outstanding for the effects of all potentially dilutive shares. Such potentially dilutive common shares are excluded when the effect of including them would be to increase earnings per share or reduce a loss per share.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are affected by the way TORM applies its accounting policies. An accounting estimate is considered critical if the estimate requires Management to make assumptions about matters subject to significant uncertainty, if different estimates could reasonably have been used or if changes in the estimate that would have a material impact on the Company's financial position or results of operations are reasonably likely to occur from period to period. Management believes that the accounting estimates applied are appropriate and the resulting balances are reasonable. However, actual results could differ from the original estimates requiring adjustments to these balances in future periods. Management believes that the following are the significant accounting estimates and judgments used in the preparation of the consolidated financial statement:

Carrying amounts of vessels

The Company periodically evaluates the carrying amounts of the vessels to determine if events have occurred that would require a modification of their carrying amounts. The valuation of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. In assessing the recoverability of the vessels, the Company reviews certain indicators of potential impairment such as reported sale and purchase prices, market demand and general market conditions. Furthermore, market valuations from leading, independent and internationally recognized shipbroking companies are obtained on a quarterly basis as part of the review for potential impairment indicators. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use, which is computed using the discounted future cash flows.

The review for potential impairment indicators and projection of future undiscounted and discounted cash flows related to the vessels is complex and requires the Company to make various estimates including of future freight rates, earnings from the vessels and discount rates. All of these factors have been historically volatile.

The carrying amounts of TORM's vessels may not represent their fair value at any point in time, as market prices of secondhand vessels to a certain degree tend to fluctuate with changes in charter rates and the cost of newbuildings. However, if the estimated future cash flow or related assumptions in the future experience change, an impairment write-down of vessels may be required. (See note 9 for further information.)

NOTE 2 - LIQUIDITY, CAPITAL RESOURCES, GOING CONCERN AND SUBSEQUENT EVENTS

Liquidity and capital resources

In June 2011, TORM entered an agreement to amend its USD 900 million revolving credit facility agreement that matures with a bullet payment of USD 630 million in June 2013. The agreement was contingent upon completing a rights issue of approximately USD 100 million no later than 16 December 2011. As the rights issue was not completed, the original maturity schedule was not changed.

The continued weak freight markets and the continued uncertainty surrounding the global economy have put TORM's liquidity under significant pressure, and consequently the Company's ability to continue as a going concern is dependent on negotiating a comprehensive financing and restructuring plan with its banks and other stakeholders, which will secure the liquidity throughout 2012 and a long-term, sustainable capital structure.

In December 2011, TORM and the majority of its banks entered installment and covenant standstill agreements valid until 15 January 2012. Subsequently the standstill agreements have been extended latest until April 30, 2012. As of April 23, 2012, installments of USD 67 million have been deferred, and the Company is scheduled to make further loan repayments of USD 132 million during the remainder of 2012.

As of 31 December 2011, TORM's equity ratio was 23.2%, after impairment losses of USD 200 million, resulting in a breach of its financial covenants under the existing loan agreements, and due to this TORM no longer has the unconditional right to defer payments on the loans for more than 12 months. As of 31 December 2011,TORM's mortgage debt and bank loans of USD 1.9 billion were therefore in principle payable on demand and accordingly classified as current liabilities in the balance sheet. In January 2012, TORM also breached the USD 60 million cash covenant. TORM's standstill agreements with its banks do not waive these breaches, but provide for a period of time during which the banks will not take action against TORM in relation to the breaches. As of April 23, 2012, except for the temporary standstill agreements, none of these defaults have been remediated.

TORM entered into a number of charter-in agreements during the cyclical high markets of 2007-2008. The time charter portfolio is significantly misaligned with the current market levels, and consequently TORM and its banks have initiated negotiations with its time charter partners aimed at amending the charter-in rates and agreements. Such a restructuring is a necessary step to reach a financial solution that will ensure financial flexibility and create the resilience needed. The vast majority of the time charter partners have agreed to align the charter-in rates to the current market level until April 30, 2012.

Furthermore, TORM has taken comprehensive measures to address the cost base over the last couple of years, thereby significantly reducing administrative costs by 21% and vessel OPEX per day by 16%. This has been achieved despite underlying inflationary pressure. As part of the plan, TORM will continue its ongoing efficiency program with the target of achieving cumulative cost and cash flow improvements of USD 100 million over the next three years.

To improve the short-term liquidity and reduce the debt, TORM has also eliminated the newbuilding program by cancelling one MR newbuilding and selling two dry bulk newbuilding contracts in 2011. Furthermore, TORM took delivery of one MR newbuilding in January 2012 and one MR newbuilding in March 2012. On 16 March 2012, TORM entered into an agreement to cancel the last MR newbuilding order, which was scheduled for delivery in the second quarter of 2014. TORM does hereafter not have any newbuildings on order.

Despite the efforts to minimize costs and eliminate the newbuilding program, TORM must reach a positive solution with the banks and other important stakeholders as TORM with the current financial position and continuing low freight rate, levels does not have sufficient liquidity to continue its operations throughout 2012.

On April 4, 2012, TORM announced that it reached a conditional framework agreement in principle with the bank coordination committee and its major time charter partners regarding a financing and restructuring plan. The plan encompasses the following key elements:

•
The change in ownership will be implemented through a reduction of the nominal share capital from DKK 5 per share to DKK 0.01 per share and a subsequent capital increase by the banks and time charter partners through conversion of debt and payables.

•	The banks will make available a revolving credit facility of USD 100 million to cover working capital requirements. The facility will mature in two years.

•
The banks will defer all installments and repayments of loans until December 2016 with simultaneous possibility for rolling up interest the first two years. Should TORM before December 2016 generate liquidity in excess of a pre-defined minimum liquidity threshold, the banks will be entitled to such excess liquidity.

•	It is a prerequisite that all time charter partners either align the time charter rates to the market level for the remaining contract periods or agree to cancel the time charters.

•
In exchange for the above the banks and the time charter partners will according to the conditional framework agreement in principle receive an ownership interest of 92.5% in TORM A/S, while the existing shareholders will retain an ownership interest of 7.5% after the implementation of the plan.

The solution outlined in the conditional framework agreement in principle will provide TORM with financing and the required liquidity to continue as a going concern at least until the end of 2012.

The majority of the banks support the conditional framework agreement in principle, and acceptance to the agreement has been obtained from the vast majority of the time charter partners.

At the Annual General Meeting on April 23, 2012, TORMs shareholders authorized the Board of Directors to carry out the above-mentioned capital reduction and subsequent capital increase.

The implementation roadmap for the plan is outlined, but it is still subject to:

•	finalization of the contractual agreements

•	the final approval by the Board of Directors, the banks and time charter partners

The Company expects that the remaining contractual agreements and approvals will be finalized, and accordingly the Annual Report for 2011 is prepared under the assumption that the conditional framework agreement in principle will be successfully finalized.

Going concern

On the basis of the above the consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, the financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities or any other adjustments that might occur in the event the Company is unable to continue as a going concern, except for the current classification of debt discussed in note 17.

If the above plan is not implemented or if the efforts to otherwise reach a comprehensive financing and restructuring plan result in TORM not being able to continue in a substantially unchanged form, the current TORM A/S might not be a going concern. In such a scenario or in a forced sale, the net value of the Company's assets, liabilities and off balance sheet items would be significantly lower than the current carrying amounts as at 31 December 2011, and consequently the financial position of the Company could be impacted (see note 9 for further information).

Subsequent events

As described above and in note 17, loan covenants have been breached in 2011 and 2012. As the breaches have not been waived or otherwise remediated, the mortgage debt and bank loans of USD 1,579.4 million are reclassified as current liabilities, until new arrangements have been agreed upon with the banks. As outlined above, a comprehensive financing and restructuring plan is under implementation and the standstill agreements with the banks have in 2012 been extended until April 30, 2012.

NOTE 3 - NET EARNINGS FROM SHIPPING ACTIVITIES

	For the year ended December 31, 2009
(in USD million)	Tanker	Bulk	Not allocated	Total
CONSOLIDATED SEGMENT INFORMATION INCOME STATEMENT
Revenue	745,2	117.1	0.0	862.3
Port expenses, bunkers and commissions	(213.5)	(3.9)	0.0	(217.4)
Freight and bunkers derivatives	(12.0)	0.0	0.0	(12.0)

Time Charter Equivalent Earnings	519,7	113.2	0.0	632.9
Charter hire	(163.0)	(57,9)	0.0	(220.9)
Operating expenses	(159.0)	(10.5)	0.0	(169.5)

Gross profit/(loss) (Net earnings from shipping activities)	197.7	44.8	0.0	242.5
Net profit from sale of vessels	0.0	33.1	0.0	33.1
Administrative expenses	(71.7)	(6.5)	0.0	(78.2)
Other operating income	7.4	0.0	0.0	7.4
Share of results of jointly controlled entities	3.5	0.0	(5.8)	(2.3)
Impairment losses on jointly controlled entities	0.0	0.0	(20.0)	(20.0)
Amortization, depreciation and impairment losses	(126.1)	(6.6)	0.0	(132.7)

Operating profit	10.8	64.8	(25.8)	49.8
Financial income			6.1	6.1
Financial expenses			(74.9)	(74.9)

Profit/(loss) before tax			(94.6)	(19.0)
Tax expenses			1.6	1.6

Net profit/(loss) for the year			(93.0)	(17.4)

BALANCE
	As of December 31, 2009
Total non-current assets	2,655.8	131.1	156.6	2,943.5
Total liabilities	67.7	4.1	1,908.7	1,980.5

OTHER INFORMATION
Additions to intangible assets and tangible fixed assets	261.2	26.4	0.0	287.6
Impairment losses recognized in the income statement	0.0	0.0	(20.0)	(20.0)
Reversal of impairment losses recognized in the income statement	0.0	0.0	0.0	0.0
Investments in jointly controlled entities	8.3	0.0	114.7	123.0
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

Please also refer to the section Segment information in note 1.

	For the year ended December 31, 2010
	Tanker	Bulk	Not allocated	Total
CONSOLIDATED SEGMENT INFORMATION INCOME STATEMENT
Revenue	762.9	93.2	0.0	856.1
Port expenses, bunkers and commissions	(293.7)	(5.1)	0.0	(298.8)
Freight and bunkers derivatives	(3.5)	(0.2)	0.0	3.3

Time Charter Equivalent Earnings	472.7	87.9	0.0	560.6
Charter hire	(168.9)	(59.7)	0.0	(228.6)
Operating expenses	(148.4)	(3.8)	0.0	(152.2)

Gross profit/(loss) (Net earnings from shipping activities)	155.4	24.4	0.0	179.8
Net profit/(loss) from sale of vessels	0.0	1.9	0.0	1.9
Administrative expenses	(70.0)	(8.2)	0.0	(78.2)
Other operating income	4.8	0.0	0.0	4.8
Share of results of jointly controlled entities	1.4	0.0	(12.9)	(11.5)
Impairment losses on jointly controlled entities	0.0	0.0	(35.0)	(35.0)
Amortization, depreciation and impairment losses	(138.7)	(2.7)	0.0	(141.4)

Operating profit	(47.1)	15.4	(47.9)	(79.6)
Financial income			2.7	2.7
Financial expenses			(59.3)	(59.3)

Profit/(loss) before tax			(104.5)	(136.2)
Tax expenses			1.0	1.0

Net profit/(loss) for the year			(103.5)	(135.2)

BALANCE
	As of December 31, 2010
Total non-current assets	2,781.4	157.3	45.0	2,983.7
Total liabilities	105.9	4.8	2,060.1	2,170.8

OTHER INFORMATION
Additions to intangible assets and tangible fixed assets	236.9	44.6	0.0	281.5
Impairment losses recognized in the income statement	0.0	0.0	(35.0)	(35.0)
Reversal of impairment losses recognized in the income statement	0.0	0.0	0.0	0.0
Investments in jointly controlled entities	6.1	0.0	66.8	72.9

The activity in TORM's 50% ownership of FR8 Holding Pte. Ltd. is included in "Not allocated."

During the year there have been no transactions between the Tanker and the Bulk segments, and therefore all revenue derives from external customers.

	For the year ended December 31, 2011
	Tanker	Bulk	Not allocated	Total
CONSOLIDATED SEGMENT INFORMATION INCOME STATEMENT
Revenue	958.7	346.5	0.0	1,305.2
Port expenses, bunkers and commissions	(510.7)	(164.3)	0.0	(675.0)
Freight and bunkers derivatives	4.9	9.2	0.0	14.1

Time Charter Equivalent Earnings	452.9	191.4	0.0	644.3
Charter hire	(199.3)	(199.0)	0.0	(398.3)
Operating expenses	(161.8)	(3.2)	0.0	(165.0)

Gross profit/(loss) (Net earnings from shipping activities)	91.8	(10.8)	0.0	81.0
Profit/(loss) from sale of vessels	(11.6)	(40.9)	0.0	(52.5)
Administrative expenses	(58.0)	(13.2)	0.0	(71.2)
Other operating income	2.7	0.4	0.0	3.1
Share of results of jointly controlled entities	9.7	0.0	(13.9)	(4.2)
Amortization, depreciation and impairment losses	(328.6)	(3.2)	(13.0)	(331.8)

Operating profit	(294.0)	(67.7)	(26.9)	(388.6)
Financial income			9.9	9.9
Financial expenses			(72.7)	(72.7)

Profit/(loss) before tax			(89.7)	451.4
Tax expenses			(1.6)	(1.6)

Net profit/(loss) for the year			(91.3)	(453.0)

BALANCE	As of December 31, 2011
Total non-current assets	2,307.7	39.9	62.33	2,409.9
Total liabilities	96.3	49.8	1,989.2	2,135.3

OTHER INFORMATION
Additions to intangible assets and tangible fixed assets	83.4	35.1	0.0	118.5
Impairment losses recognized in the income statement	(187.0)	0.0	(13.0)	(200.0)
Reversal of impairment losses recognized in the income statement	0.0	0.0	0.0	0.0
Investments in jointly controlled entities	8.0	0.0	42.3	50.3

The activity in TORM's 50% ownership of FR8 Holding Pte. Ltd. is included in "Not allocated".

TORM consists of two business segments: Tanker and Bulk. This segmentation is based on the Group's internal management and reporting structure.

During the year, there have been no transactions between the Tanker and the Bulk segments, and therefore all revenue derives from external customers.

The Group has only one geographical segment, because the Company considers the global market as a whole, and as the individual vessels are not limited to specific parts of the world.

In the Tanker Division, a major portion of the Company's freight revenue is concentrated on a small group of customers. In 2011, one customer in the Tanker Division accounted for 10% (2010: 11%) of the total freight revenue of the Company.

Please also refer to the section Segment information in note 1.

NOTE 4 - STAFF COSTS
	For the years ended December 31
(in USD million)	2009	2010	2011
Total staff costs
Staff costs included in operating expenses	22.0	20.9	18.0
Staff costs included in administrative expenses	45.1	49.6	46.7

Total	67.1	70.5	64.7

Staff costs comprise the following
Wages and salaries	54.3	62.8	58.1
Share-based compensation	7.0	2.3	1.2
Pension costs	4.8	4.7	5.0
Other social security costs	1.0	0.7	0.4

Total	67.1	70.5	64.7

Hereof remuneration to the Board of Directors and salaries to the Management
Wages and salaries	5.1	17.3	2.6
Share-based compensation	1.1	0.6	0.4
Pension and social security costs	0.2	0.1	0.1

Total	6.4	18.0	3.1

Hereof remuneration to the Board of directors	1.1	0.9	0.9
Hereof salaries to the Management	5.3	17.1	2.2

Total	6.4	18.0	3.1

Hereof remuneration to the Board of Directors and salaries to the Management 2009	Board remuneration	Committee remuneration	Total short-term benefits
Niels-Erik Nielsen	280	9	289
Christian Frigast	121	19	140
Peter Abildgaard	75	0	75
Lennart Arrias	75	0	75
Margrethe Bligaard	75	0	75
Bo Jagd	75	9	84
Jesper Jarlbæk (appointed on 22 April 2009)	51	7	58
Gabriel Panayotides	75	7	82
E. Michael Steimler (resigned on 19 August 2000)	47	0	47
Angelos Papoulias (appointed on 22 April 2009)	51	0	51
Stefanos-Niko Zouvelos	75	9	84

Total for 2009	1,000	60	1,060

		Short-term benefits
2009	Salaries	Bonus	Pension	Share-based compensation	One-time compensation	Total
Mikael Skov	848	0	84	746	1,865	3,543
Roland M. Andersen	681	633	63	399	0	1,776

Total for 2009	1,529	633	147	1,145	1,865	5,319

One-time compensation for Mikael Skov is compensation for taking the position as CEO in the interim period until Jacob Meldgaard joined as new CEO.

Bonus for Roland M. Andersen was guaranteed as part of the employment contract from 2008.

Hereof remuneration to the Board of Directors and salaries to the Management 2010	Board remuneration	Committee remuneration	Total short-term benefits
Niels-Erik Nielsen	176	9	185
Christian Frigast	115	17	132
Peter Abildgaard	71	0	71
Lennart Arrias	71	0	71
Margrethe Bligaard	71	0	71
Bo Jagd	71	8	79
Jesper Jarlbæk	71	8	79
Gabriel Panayotides	71	8	79
Angelos Papoulias	71	0	71
Stefanos-Niko Zouvelos	71	8	79

Total for 2010	859	58	917

		Short-term benefits
Executive Management 2010	Salaries	Bonus	Pension	Share-based compensation	One-time compensation	Total
Jacob Meldgaard (started on 1 April 2010)	705	0	0	14	11,654	12,373
Roland M. Andersen	682	378	21	278	0	1,359
Mikael Skov (1 January – 11 March 2010)	356	0	21	312	2,670	3,359

Total for 2010	1,743	378	42	604	14,324	17,091

One-time compensation for Mikael Skov is compensation for taking the position as CEO in the interim period until Jacob Meldgaard joined as new CEO.

One-time compensation for Jacob Meldgaard constituting a provision of USD 11.7 million covers the company's obligation to compensate Jacob Meldgaard for the loss he may incur on granted share options, bonus, a.o., that he forfeited due to his resignation from his previous employment. The amount will be conclusively settled and paid in 2012. Bonus for Roland M. Andersen was guaranteed as part of the employment contract from 2008.

Hereof remuneration to the Board of Directors and salaries to the Management 2011	Board remuneration	Committee remuneration	Total short-term benefits
Niels-Erik Nielsen	187	9	196
Christian Frigast	121	19	140
Peter Abildgaard	75	0	75
Lennart Arrias (resigned on 14 April 2011)	21	0	21
Margrethe Bligaard (resigned on 14 April 2011)	21	0	21

Kari Millum Gardarner (appointed on 14 April 2011)	53	0	53

Rasmus J. Skaun Hoffman (appointed on 14 April 2011)	53	0	53
Bo Jagd	21	3	24
Jesper Jarlbæk	75	9	84
Gabriel Panayotides	75	9	84
Angelos Papoulias	75	15	90
Stefanos-Niko Zouvelos	75	9	84

Total for 2011	852	73	925

		Short-term benefits
Executive Management 2011	Salaries	Bonus	Pension	Share-based compensation	One-off compensation	Total
Jacob Meldgaard	1,003	0	0	227	0	1,230
Roland M. Andersen	722	0	22	231	0	975

Total for 2011	1,725	0	22	458	0	2,205

Employee information

The average number of permanently employed staff in TORM in the financial year was 544 (2010: 533).
The majority of the staff on vessels are not employed by TORM.
The average number of employees is calculated as a full-time equivalent (FTE).
The members of Management are, in the event of termination by the company, entitled to a severance payment of up to 24 months' salary.

INCENTIVE SCHEME FOR MANAGEMENT AND CERTAIN EMPLOYEES FOR 2010-2012

In 2010 a share option-based incentive scheme was established for certain employees including the Executive Management, members of the management group and certain key employees. The Board of Directors is not included in the scheme. 35 persons were comprised by the 2010 grant and 40 persons by the 2011 grant. The scheme comprises share options only and aims at incentivizing the participants to seek to boost the share price to the mutual benefit of themselves and the shareholders of TORM.

The share options may be granted in 2010, 2011 and 2012 and each year, grants are made at the discretion of the Board of Directors in accordance with criteria determined by the Board of Directors. The share options vest in connection with the publication of the annual report in the third calendar year after the grant. Vested share options may be exercised from the vesting date until the publication of the annual report in the sixth year from grant.

The total number of share options granted under the scheme in the financial year 2011 was 1,065,736 (2010: 935,736). Each share option gives the employee the right to acquire one TORM share of a nominal value of DKK 5. The share options can only be settled in shares.

For grants made in 2010, the exercise price is DKK 49.23 calculated as the average of the quoted closing price on NASDAQ OMX Copenhagen A/S for the day of the publication of the interim financial report for the third quarter of 2010 and the following four business days plus a hurdle rate of 12% per annum calculated from grant until the vesting date.

For grants made in 2011, the exercise price is DKK 39.87 calculated as the average of the quoted closing price on NASDAQ OMX Copenhagen A/S for the day of the publication of the annual report for 2010 and the following four business days plus a hurdle rate of 12% per annum calculated from grant until the vesting date.

For grants made in 2012, the exercise price will be determined as the average of the quoted closing price of the NASDAQ OMX Copenhagen A/S for the day of the publication of the annual report for 2011 and the following four business days plus a hurdle rate of 12% per annum calculated from grant until the vesting date.

The scheme is subject to Danish law and includes certain adjustment provisions, exercise conditions and other terms customary for share option schemes of this nature.

In 2011, an expense of USD 0.7 million has been recognized in the income statement regarding share options granted in 2010 and USD 0.5 regarding share options granted in 2011.

The fair value of the share options granted in 2010 and 2011 is based on the Black-Scholes model and as at the grant date calculated at USD 1.6 million for the 2010 grant and USD 2.0 million for the 2011 grant.

The key assumptions for the calculation of the fair value based on the Black-Scholes model are:

•
The share price at the time of grant was estimated at DKK 34.70 per share for the 2010 grant and DKK 29.40 per share for the 2011 grant based on the closing price on NASDAQ OMX Copenhagen A/S as at 24 November 2010 for the 2010 grant and as at 16 March 2011 for the 2011 grant.

•	The exercise price is adjusted for TORM dividends.

•	The expected dividend rate at grant date is 0%.

•	The volatility on the TORM share is estimated based on the Company's historical volatility and was estimated at 47.76% for the 2010 grant and 49.95% for the 2011 grant.

•	The risk-free interest rate based upon expiry of the options is 1.81% for the 2010 grant and 2.37% for the 2011 grant.

•	The options are on average held for a period of 3.8 years for the 2010 grant and 4.5 years for the 2011 grant.

Changes in outstanding share options are as follows:

Number of share options	2011
Share option program – 2010 to 2012

Executive Management
Granted	608,262
Transferred to resigned employees	0
Exercised	0
Forfeited/expired in 2010-2011	0

Not exercised at December 31, 2011	608,262

Other employees
Granted	1,393,210
Transferred to resigned employees	(10,000)
Exercised	0
Forfeited/expired in 2010-2011	(65,000)

Not exercised at December 31, 2011	1,318,210

Resigned employees
Granted	0
Transferred from Management and other employees	10,000
Exercised	0
Forfeited/expired in 2010-2011	0

Not exercised at December 31, 2011	10,000

Total number of share options not exercised at December 31, 2011	1,936,472

Total number of share options not exercised at December 31, 2010	935,736

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

The number of granted shares for 2008 amounted to 400,214 shares of which 169,066 were forfeited. In March 2011, the vesting period for the shares granted in 2008 expired, and consequently 231,148 shares have been transferred to the employees in the financial year 2011. No shares were granted in 2009.

An income of USD 0.3 million (2010: an expense of USD 0.8 million) relating to the amortization of shares for 2007-2008 has been recognized in the income statement for 2011.

Share options

No share options have been granted under this scheme for the financial years 2010 or 2011. In 2011, 116,538 (2010: 199,324) of the share options granted in 2009, 8,190 (2010: 199,607) of the share options granted in 2008 and 2,119 (2010: 1,358) of the share options granted in 2007 were forfeited. Each share option gives the employee the right to acquire one TORM share of a nominal value of DKK 5. The share options can only be settled in shares. The Company's holding of treasury shares covers the share option program.

The share options consist of 2 elements:

Approximately 50% of the share options were granted with a fixed exercise price (standard options). For the share options granted in 2007, the price is DKK 148.3 per share, and for the following years DKK 159.7 and DKK 171.0 respectively after adjustment for the interim dividend paid out in September 2007 and December 2008.

Approximately 50% of the share options were granted with an exercise price finally determined at the publication of TORM's annual report after a three year period, i.e. for the grant for 2009 in March 2012. The exercise price is determined by the relative performance of TORM's share price relative to a defined peer group (peer group options). If the TORM share performs relatively better than the peer group, the share options will have a value. For the share options granted in 2007, the exercise price is DKK 106.0 per share, and for the share options granted in 2008, the exercise price is DKK 80.0 per share.

All share options can be exercised after three years from grant and must be exercised three years later at the latest, however observing the rules on insider trading. For the 2009 grant, share options can be exercised after the publication of the Annual Report for 2011, in March 2012, and must be exercised by March 2015 at the latest, and for the 2008 grant, share options can be exercised after the publication of the Annual Report for 2010, in March 2011, and must be exercised by March 2014 at the latest. Finally, for the 2007 grant, share options could be exercised after the publication of the Annual Report for 2009, in March 2010, and must be exercised by March 2013 at the latest. The share options are subject to Danish law and their exercise is conditional on continued employment in the Company until the share options have vested. In 2011 a total expense of USD 0.4 million (2010: USD 1.4 million) has been recognized in the income statement regarding share options, of which USD 0.2 million (2010: USD 0.4 million) relates to share options granted in 2009, USD 0.2 million (2010: USD 0.5 million) relates to share options granted in 2008 and USD 0.0 million (2009: USD 0.5 million) relates to share options granted in 2007.

The fair value of the share options granted in 2009, 2008 and 2007 was based on the Black-Scholes and Monte Carlo models and calculated at USD 1.4 million for the 2009 grant, USD 6.3 million for the 2008 grant and USD 10.9 million for the 2007 grant as at the grant date.

The key assumptions for the calculation of the fair value based on the Black-Scholes and Monte Carlo models are:

•
The share price at the measurement date was estimated at DKK 48.6 per share for the 2009 grant, DKK 140.0 for the2008 grant and DKK 202.25 for the 2007 grant based on the share price on NASDAQ OMX Copenhagen A/S as at 10 July 2009 for the 2009 grant, 31 March 2008 for the 2008 grant and 9 August 2007 for the 2007 grant.

•	The exercise price (before adjustng for interim dividends) is DKK 201 per share for the 2009 grant, DKK 190 for the 2008 grant and DKK 179 for the 2007 grant.

•
The exercise price will be adjusted for interim TORM dividends amounting to an adjustment of DKK 30.0 per share for the 2009 grant, DKK 30.3 per share for the 2008 grant and DKK 30.7 per share for the 2007 grant.

•	The expected dividend rate at the grant date is estimated at 3% for the 2009 grant, 3% for the 2008 grant and 3% for the 2007 grant of the equity per annum.

•
The volatility of the TORM share is estimated based on the Company's historical volatility at 39.2% for the 2009 grant, 34.9% for the 2008 grant, 36% for the 2007 grant, and for the peer group at 30.8% for the 2009 grant, 26% for the 2008 grant and 22% for the 2007 grant.

•	The risk-free interest rate based upon expiry of the options is 2.68% for the 2009 grant, 3.80% for the 2008 grant and 4.46% for the 2007 grant.

•	The options are on average held for a period of 4.2 years for the 2009 grant, 4.46 years for the 2008 grant and 4.1 years for the 2007 grant.

•
The correlation rate between peer group and TORM is 92.5% for the 2009 grant, 92.5% for the 2008 grant and 92.5% for the 2007 grant, based on the correlation on the 12-month return for the historical share prices during the last ten years.

Changes in outstanding share options are as follows:
	Total options	Options allocation per year
	2011	2007	2008	2009
Share option programme – 2007 to 2009

Executive Management
Granted	752,119	328,349	200,009	223,761
Transferred to resigned employees	(528,358)	(328,349)	(200,009)	0
Exercised	0	0	0	0
Forfeited/expired 2007-2010	0	0	0	0
Forfeited/expired 2011	0	0	0	0

Not exercised at December 31, 2011	223,761	0	0	223,761

Other employees
Granted	2,628,779	759,013	847,763	1,022,003
Transferred to resigned employees	(721,846)	(375,147)	(175,698)	(171,001)
Exercised	0	0	0	0
Forfeited/expired 2007-2010	(568,795)	(69,822)	(264,105)	(234,868)
Forfeited/expired 2011	(121,289)	0	(5,831)	(115,458)

Not exercised at December 31, 2011	1,216,849	314,044	402,129	500,676

Resigned employees
Granted	39,590	0	39,590	0
Transferred from management and other employees	1,250,204	703,496	375,707	171,001
Exercised	0	0	0	0
Forfeited/expired 2007-2010	0	0	0	0
Forfeited/expired 2011	(5,518)	(2,119)	(2,359)	(1,080)

Not exercised at December 31, 2011	1,284,236	701,377	412,938	169,921

Total number of not exercised at December 31, 2011	2,724,846	1,015,421	815,067	894,358

Of which:
Share options with a fixed exercise price	1,208,314	450,269	361,432	396,613
Share options with an exercise price based on peer group	1,516,532	565,152	453,635	497,745

Total number of share options not exercised at 31 December 2010	2,851,693	1,017,540	823,257	1,010,896

Total number of share options that could be exercised at December 31, 2011:
Share options granted in 2007 and 2008 with a fixed exercise price	811,701	450,269	361,432	0
Share options granted in 2007 and 2008 with an exercise price based on peer group	1,018,787	565,152	453,635	0

Total number of share options that could be exercised at 31 December 2010	1,830,488	1,015,421	815,067	0

Total number of share options that could be exercised at 31 December 2010	1,017,540	1,017,540	0	0

NOTE 5 - ADMINISTRATIVE EXPENSES

(in USD million)	For the year ended December 31

Remuneration to the auditors appointed at the Annual General Meeting	2009	2010	2011

Deloitte
Audit fees	0.5	0.5	0.5
Audit-related fees	0.1	0.3	0.6
Tax fees	0.1	0.1	0.1
Fees other services	0.2	0.3	0.2
Total fees	0.9	1.2	1.4

NOTE 6 - OTHER INVESTMENTS

(in USD million)

Other investments	2010	2011

Other investments include shares in other companies

Cost:
Balance at January 1	5.4	5.4
Additions	0.0	0.0
Disposals	0.0	0.0

Balance at December 31	5.4	5.4

Value adjustment:
Balance at January 1	(2.2)	(2.4)
Exchange rate adjustment	(0.2)	(0.5)
Value adjustment for the year	0.0	9.1
Disposal	0.0	0.0

Balance as of December 31	(2.4)	6.2

Carrying amount at December 31:	3.0	11.6

Of which listed	0.2	0.0
Of which unlisted	2.8	11.6

NOTE 7 - INTANGIBLE ASSETS
(in USD million)	Goodwill	Other intangible assets	Total

Cost:
Balance at 1 January 2009	89.2	2.7	91.9
Exchange rate adjustment	0.0	0.0	0.0
Additions	0.0	0.0	0.0
Disposals	0.0	0.0	0.0
Transferred to/from other items	0.0	0.0	0.0

Balance at 31 December 2009	89.2	2.7	91.9

Amortisation and impairment losses:
Balance at 1 January 2009	0.0	0.3	0.3
Exchange rate adjustment	0.0	0.0	0.0
Disposal	0.0	0.0	0.0
Amortisation and impairment losses for the year	0.0	0.2	0.2

Balance at 31 December 2009	0.0	0.5	0.5

Carrying amount at 31 December 2009	89.2	2.2	91.4

Cost:
Balance at 1 January 2010	89.2	2.7	91.9
Exchange rate adjustment	0.0	0.0	0.0
Additions	0.0	0.0	0.0
Disposals	0.0	0.0	0.0
Transferred to/from other items	0.0	0.0	0.0

Balance at December 31, 2010	89.2	2.7	91.9

Amortisation and impairment losses:
Balance at 1 January 2010	0.0	0.5	0.5
Exchange rate adjustment	0.0	0.0	0.0
Disposal	0.0	0.0	0.0
Amortisation and impairment losses for the year	0.0	0.2	0.2

Balance at December 31, 2010	0.0	0.7	0.7

Carrying amount at December 31, 2010	89.2	2.0	91.2

Cost:
Balance at 1 January 2011	89.2	2.7	91.9
Exchange rate adjustment	0.0	0.0	0.0
Additions	0.0	0.0	0.0
Disposals	0.0	0.0	0.0
Transferred to/from other items	0.0	0.0	0.0

Balance at December 31, 2011	89.2	2.7	91.9

Amortisation and impairment losses:
Balance at 1 January 2011	0.0	0.7	0.7
Exchange rate adjustment	0.0	0.0	0.0
Disposal	0.0	0.0	0.0
Amortisation and impairment losses for the year	89.2	0.1	89.3

Balance at December 31, 2011	89.2	0.8	90.0

Carrying amount at December 31, 2011	0.0	1.9	1.9

Please refer to note 9 for information on impairment testing.

NOTE 8 - TANGIBLE FIXED ASSETS

(in USD million)	Land and buildings	Vessels and capitalized dry-docking	Prepayment on vessels	Other plant and operating equipment	Total
Cost:
Balance at January 1, 2009	4.0	2,650.8	272.7	18.0	2,945.5
Exchange rate adjustment	0.1	0.0	0.0	0.1	0.2
Additions	0.0	44.2	236.9	6.5	287.6
Disposals	0.0	(62.2)	0.0	(1.0)	(67.1)
Transferred to/from other items	0.0	235.8	(235.8)	0.0	0.0
Transferred to non-current assets held for sale	0.0	(49.9)	0.0	0.0	(49.9)

Balance at December 31, 2009	4.1	2,818.7	273.8	23.6	3,116.3

Depreciation and impairment losses:

Balance at January 1, 2009	0.3	324.9	0.0	8.8	334.0
Exchange rate adjustment	0.0	0.0	0.0	0.0	0.0
Disposals	0.0	(18.9)	0.0	(0.6)	(23.4)
Reversal of impairment losses	0.0	0.0	0.0	0.0	0.0
Depreciation for the year	0.1	127.9	0.0	4.6	132.6
Transferred to non-current assets held for sale	0.0	(5.6)	0.0	0.0	(5.6)

Balance at December 31, 2009	0.4	428.3	0.0	12.8	437.6

Carrying amount at December 31, 2009	3.7	2,390.4	273.8	10.8	2,678.7

Hereof finance leases	0.0	42.1	0.0	0.0	42.1

Hereof financial expenses included in cost	0.0	2.5	1.1	0.0	3.6

	Land and buildings	Vessels and capitalized dry-docking	Prepayment on vessels	Other plant and operating equipment	Total
Cost:
Balance at January 1, 2010	4.1	2,818.7	273.8	23.6	3,120.2
Exchange rate adjustment	0.0	0.0	0.0	0.1	0.1
Additions	0.0	73.6	204.5	3.4	281.5
Disposals	0.0	(13.4)	0.0	(2.3)	(15.7)
Transferred to/from other items	0.0	235.0	(235.0)	0.0	0.0

Balance at December 31, 2010	4.1	3,113.9	243.3	24.8	3.386.1

Depreciation and impairment losses:

Balance at January 1, 2010	0.4	428.3	0.0	12.8	441.5
Exchange rate adjustment	0.0	0.0	0.0	0.0	0.0
Disposals	0.0	(11.2)	0.0	(2.0)	(13.2)
Depreciation for the year	0.1	136.7	0.0	4.4	141.2
Loss from sale of newbuildings	0.0	0.0	16.3	0.0	16.3

Balance at December 31, 2010	0.5	553.8	16.3	15.2	585.8

Carrying amount at December 31, 2010	3.6	2,560.1	227.0	9.6	2,800.3

Hereof finance leases	0.0	39.5	0.0	0.0	39.5

Hereof financial expenses included in cost	0.0	2.5	1.6	0.0	4.1

	Land and buildings	Vessels and capitalized dry-docking	Prepayment on vessels	Other plant and operating equipment	Total
Cost:
Balance at January 1, 2011	4.1	3,113.9	243.3	24.8	3,386.1
Exchange rate adjustment	0.0	0,0	0.0	(0.2)	(0.2)
Additions	0.0	20.7	94.8	3.0	118.5
Disposals	(1.9)	(334.6)	(7.8)	(0.4)	(344.7)
Transferred to/from other items	0.0	199.3	(199.3)	0.0	0.0
Transfered to non-current assets held for sale	0.0	0.0	(61.8)	0.0	(61.8)
Balance at December 31, 2011	2.2	2,999.3	69.2	27.2	3,097.9

Depreciation and impairment losses:

Balance at January 1, 2011	0.5	553.8	16.3	15.2	585.8
Exchange rate adjustment	0.0	0.0	0.0	(0.1)	(0.1)
Disposals	(0.4)	(67.8)	0.0	(0.3)	(68.5)

Depreciation for the year	0.1	140.6	0.0	4.2	144.9
Impairment loss	0.0	97.8	0.0	0.0	97.8

Transferred to/from other items	0.0	16.3	(16.3)	0.0	0.0
Balance at December 31, 2011	0.2	740.7	0.0	19.0	759.9

Carrying amount at December 31, 2011	2.0	2,258.6	69.2	8.2	2,338.0

Hereof finance leases	0.0	71.5	0.0	0.0	71.5

Hereof financial expenses included in cost	0.0	2.8	0.8	0.0	3.6

Included in the carrying amount for vessels and capitalized dry-docking are capitalized dry-docking costs in the amount of USD 33.2 million (2010: USD 40.0 million).

For information on assets used as collateral security, please refer to note 18.

In all material aspects, the depreciation under Other plant and operating equipment of USD 4.2 million relates to administration (2009: USD 4.4 million).

Please refer to note 9 for information on impairment testing.

NOTE 9 - IMPAIRMENT TESTING

As at 31 December 2011, Management performed a review of the recoverable amount of the assets by assessing the recoverable amount for the significant assets within the cash generating units, namely the Tanker Division and the Bulk Division, and the investment in 50% of FR8 (see Note 29).

The recoverable amount of the assets is the higher of the assets' fair value less costs to sell and its value in use. As at 31 December 2011, the recoverable amount of the Tanker Division and the investment in 50% of FR8 was determined by reference to the value in use, whereas the recoverable amount of the Bulk Division was determined by reference to the fair value less costs to sell.

Based on the impairment review performed by Management, Management concluded that:

•	Assets within the Bulk Division were not impaired as the fair value less costs to sell exceeded the carrying amount by USD 42 million.

•	Assets within the Tanker Division were impaired by USD 187 million of which USD 89.2 million related to goodwill and 97.8 million related to vessels.

•	The carrying amount of the investment in 50% of FR8 was impaired by USD 13 million in addition to the impairment losses of USD 35 million and USD 20 million recognized in 2010 and 2009 respectively.

The impairment losses of USD 200 million in total for the Tanker Division and FR8 are caused by the continued global economic uncertainty and weaker market fundamentals, which have led to a more cautious view on the short to mid-term freight rates.

In the assessment of the fair value less costs to sell of the Bulk Division, Management included, as part of their consideration, a review of market values derived as the average of three internationally acknowledged shipbrokers' valuations.

The assessment of the value in use of the Tanker Division and the investment in 50% of FR8 was based on the present value of the expected future cash flows derived from discounted cash flow calculations. The major assumptions used in the calculation of the value in use were as follows:

•
The cash flows are based on known tonnage including vessels contracted for delivery in future periods. Additions or sales of tonnage are not factored in as the timing and effect of such transactions is highly uncertain. However, additions will only be made if Management expects to achieve a return in excess of the discount rate applied in the impairment test.

•	The product tankers are expected to generate normal income for 25 years. Given the current age profile of the tanker fleet, the average remaining life would be approximately 19 years.

•	Freight rate estimates in the period 2012 to 2015 are based on the Company's business plans, which in 2014 and 2015 assume a gradual increase towards the 10-year historic average.

•	Freight rates beyond 2015 are for the Tanker Division based on the following 10 year historic average freight rates from Clarkson adjusted by the inflation rate:

o LR2 27,436 USD/day
o	LR1 22,968 USD/day
o	MR 20,138 USD/day

•	The freight rates used in the calculation of value in use for the investment of 50% in FR8 equals the assumptions used in the Tanker Division less USD/day 1,000.

•
Operating expenses and administrative expenses are estimated based on TORM's current run rate adjusted for cost reductions outlined in the operating budgets and business plans for the period 2012 to 2013. Beyond 2014, operating expenses per operating day and administrative expenses are expected to increase with the inflation rate.

•
WACC is set to 8.0% (2010: 8.2%) for the Tanker Division and 9.0% (2010: 9.2%) for the investment of 50% in FR8. WACC is calculated using a standard WACC model in which cost of equity, cost of debt and capital structure are the key parameters.

•	The inflation rate is based on the US Federal Reserve and ECB inflation target over the medium term, currently set to 2%.

The above assumptions are in line with the forecast used as basis in discussions with banks and other stakeholders as further described in note 2.

Management believes that these major assumptions are reasonable.

The calculation of value in use is very sensitive to changes in the key assumptions which are considered to be related to the future development in freight rates, WACC applied as discounting factor in the calculations and the development in operating expenses. The sensitivities have been assessed as follows, all other things being equal:

•	A decrease in the Tanker freight rates of USD/day 500 would result in a further impairment of USD 144 million for the Tanker Division.

•	An increase of the WACC of 1% would result in a further impairment of USD 208 million for the Tanker Division.

•	An increase of the operating expenses of 5% would result in a further impairment of USD 88 million for the Tanker Division .

It should be emphasized that in a forced sale the recoverable amount of the vessels would be significantly lower than the carrying amount under a going concern assumption.

As outlined above, the impairment tests have been prepared on the basis that the Company will continue to operate its vessels as a fleet in the current set-up. In comparison, the market value of the TORM vessels including the order book was USD 1,797 million, which is USD 608 million less than the carrying impaired amount.

NOTE 10 - FINANCIAL INCOME AND EXPENSES

	For the years ended December 31
(in USD million)	2009	2010	2011
Financial income
Interest income from cash and cash equivalents, etc.	1.3	0.5	1.3
Gain on sale of other investments (available-for-sale)	3.7	0.0	0.0

Dividends	0.1	0.0	0.0
Fair value adjustments on derivative financial instruments	0.0	2.2	4.2
Exchange rate adjustments including net gains/loss from forward exchange rate contracts	1.0	0.0	4.4

	6.1	2.7	9.9

Financial expenses
Interest expense on mortgage and bank debt including net gains/loss on interest related derivatives	52.8	50.6	58.7
Fair value adjustments on derivative financial instruments	21.4	0.0	0.0
Exchange rate adjustments	0.0	2.6	4.0
Other financial expenses	1.2	6.6	10.6
Hereof included in the cost of tangible fixed assets	(0.5)	(0.5)	(0.6)

	74.9	59.3	72.7

Total financial items	(68.8)	(56.6)	(62.8)

NOTE 11- FREIGHT RECEIVABLES

Analysis as of December 31 of freight receivables.

(in USD million)	For the years ended December 31
	2010	2011
Freight receivables, etc.
Neither past due nor impaired	55.1	78.7
Due < 30 days	21.0	43.7
Due between 30 days and 180 days	23.7	13.4
Due > 180 days	8.4	4.4

Total freight receivables, etc.	108.2	140.2

At 31 December 2011, freight receivables included receivables at a value of USD 0.2 million (2010: USD 0.2 million), that are individually determined to be impaired to a value of USD 0.0 million (2010: USD 0.0 million).

Movements in provisions for impairment of freight receivables during the year are as follows:

	For the years ended December 31
	2010	2011
Provisions for impairment of freight receivables, etc.
Balance at January 1	0.1	0.2
Provisions for the year	0.1	0.0
Provisions reversed during the year	0.0	0.0
Provisions utilized during the year	0.0	0.0

Balance at December 31	0.2	0.2

Provision for impairment of freight receivables has been recognized in the income statement under Port expenses, bunkers and commissions. The provision is based on an individual assessment of each individual receivable.

NOTE 12 - OTHER RECEIVABLES

	For the years ended December 31
(in USD million)	2010	2011

Partners and commercial management	1.5	5.0
Derivative financial instruments	2.4	5.6
Receivables in joint ventures	3.7	4.5
Tax receivables	0.8	0.6
Miscellaneous, including items related to shipping activities	4.3	10.3

Other receivables	12.7	26.0

NOTE 13 - TAXES

	For the years ended December 31
(in USD million)	2009	2010	2011
TAX ON PROFIT FOR THE YEAR AND DEFERRED TAX

Current tax for the year	(3.3)	(1.3)	(2.6)
Adjustment related to previous years	4.9	1.7	0.5
Adjustment of deferred tax	0.1	0.6	0.5

Tax expenses	1.7	1.0	(1.6)

RECONCILIATION OF THE EFFECTIVE CORPORATION TAX RATE FOR THE YEAR

Corporation tax rate in Denmark	25.0%	25.0%	25.0%
Differences in tax rates, foreign subsidiaries	(46.4%)	(2.9%)	(2.4%)
Differences in tax rates, foreign jointly controlled entities	(15.2%)	(2.4%)	(0.8%)
Adjustment of tax related to previous years	25.6%	1.2%	0.1%
Change in deferred tax due to reduction of Danish corporation tax from 28% to 25%	(0.0%)	(0.0%)	(0.0%)
Effect due to the tonnage tax scheme	(72.9%)	(26.0%)	(22.3%)

Effective corporate tax rate	8.9%	0.7%	(0.	4%)

The Company participates in the tonnage tax scheme in Denmark. The participation in the tonnage tax scheme is binding until 31 December 2017.

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

The Company expects to participate in the tonnage tax scheme after the binding period and at a minimum to maintain an investing and activity levels equivalent to the time of entering the tonnage tax scheme.

Payment of dividends to the shareholders of TORM A/S has no tax implications for TORM A/S.

For the years ended December 31
	2010	2011

Deferred tax liability
Balance at January 1	55.0	54.4
Deferred tax for the year	(0.6)	(0.5)

Balance at December 31	54.4	53.9

Essentially all deferred tax relates to vessels included in the transition account under the Danish tonnage tax scheme.

NOTE 14 - COMMON SHARES

	As of December 31
	2010	2011	2010	2011
	Number of shares, million	Number of shares, million	Nominal value, DKK million	Nominal value, DKK million
Balance at January 1	72.8	72.8	364.0	364.0
Share split	-	-	-	-

Balance at December 31	72.8	72.8	364.0	364.0

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

TREASURY SHARES

	2011	2010	2011	2010	2011	2010
	Thousands of shares	Thousands of shares	Nominal value DKK million	Nominal value DKK million	% of share capital	% of share capital

Balance at January 1	3,461.6	3,556.4	17.3	17.8	4.8	4.9
Purchase	0.0	0.0	0.0	0.0	0.0	0.0
Sale	0.0	0.0	0.0	0.0	0.0	0.0
Used for share based compensation	(231.2)	(94.8)	(1.1)	(0.5)	(0.4)	(0.1)
Balance at December 31	3,230.4	3,461.6	16.2	17.3	4.4	4.8

The total consideration for the treasury shares was USD 17.3 million (2010: USD 17.8 million).

At 31 December 2011, the Company's holding of treasury shares represented 3,230,432 shares (2010: 3,461,580 shares) of DKK 5 each at a total nominal value of USD 2.8 million (2010: USD 3.1 million) and a market value of USD 2.1 million (2010: USD 24.5 million). The retained shares equate to 4.4% (2010: 4.8%) of the Company's common shares.

The treasury shares are held as a hedge of the Company's program for share-based compensation.

NOTE 15 - DEFERRED INCOME

For the years ended December 31
(in USD million)	2010	2011

Deferred Income
Deferred gain related to sale and lease back transactions	0.0	7.6

Balance at December 31	0.0	7.6

NOTE 16 - OTHER LIABILITIES

	As of December 31,
(in USD million)	2010	2011
Partners and commercial managements	3.3	6.1
Accrued operating expenses	5.7	6.6
Accrued interests	5.7	3.6
Wages and social expenses	22.3	17.8
Derivative financial instruments	24.5	41.2
Payables to joint ventures	0.8	0.8
Tax payables, etc.	0.0	0.0
Miscellaneous, including items related to shipping activities	7.9	8.8

Total	70.2	84.9

 NOTE 17 – EFFECTIVE INTEREST RATE AND FAIR VALUE MORTGAGE DEBT AND BANK LOANS

Certain of TORM's loan agreements contain minimum requirements to the liquidity and solvency of TORM and other restrictions, which may limit TORM's ability to:

•	Enter into mergers or corporate restructurings, or effect material divestments, if such would be materially adverse to the Company.

•	Materially change the operations or purpose of the Company.

In addition, TORM must comply with the following requirements:

•	Equity ratio must exceed 25%.

•	Equity must exceed DKK 1.25 billion (USD 217.6 million at 31 December 2011).

•	Cash available must exceed USD 60 million for a significant part of the loans.

As at 31 December 2011, TORM's equity ratio of 23.2% resulted in a breach of its financial covenants under the existing loan agreements, and in January 2012 the cash covenant of USD 60 million was also breached. As at 31 December 2011, TORM therefore did not have an unconditional right to defer payments on the loans for more than 12 months, and the mortgage debt and bank loans are in principle payable on demand. Accordingly the mortgage debt and bank loans are classified as current liabilities in the balance sheet as at 31 December 2011.

As at 1 March 2012, except for the temporary standstill agreement described in note 2, none of these defaults have been remediated.

Please refer to note 2 for further information on the Company's liquidity and capital resources and note 23 and 24 for further information on interest rate swaps and financial risks.

The table below shows the effective interest and fair value of the mortgage debt and bank loans assuming that TORM is a going concern.

	Fixed/		interest	Value		interest	Value
(in USD million)	floating	Maturity	2010	2010	Maturity	2011	2011
LOAN
USD	Fixed	2011	4.4%	47.7	2011	-	-
USD	Fixed	2012	4.4%	51.4	2012	-	-
USD	Fixed	2013	4.4%	29.0	2012	-	-
USD	Floating	2013	2.0%	868.7	2012	3.6%	811.3
USD	Floating	2014	2.0%	235.6	2012	2.0%	222.5
USD	Floating	2015	3.9%	93.8	2012	3.9%	89.1
USD	Floating	2016	1.9%	488.1	2012	2.6%	451.3

USD	Floating	2018	3.5%	81.2	2012	4.1%	75.6
USD	Floating	-	-	-	2012	3.8%	35.2
USD	Floating	2020	3.6%	77.3	2012	4.9%	69.0

USD	Floating	-	-	-	2012	3.3%	49.7

Weighted average effective interest rate			2.3%			3.2%

Fair value				1,972.8			1,803.7

Part of the loans with floating interest rate have been swapped to fixed interest rate.

NOTE 18 - COLLATERAL SECURITY FOR MORTGAGE DEBT AND BANK LOANS

Collateral security for mortgage debt and bank loans:
	As of December 31,
(in USD million)	2010	2011
Value of loans collaterialized by vessels	1,972.8	1,768.5

	1,972.8	1,768.5

The total carrying amount for vessels that have been provided as security amounts to USD 2,280 million as at 31 December 2011 (2010: USD 2,487 million).

NOTE 19 - GUARANTEE COMMITMENTS AND CONTINGENT LIABILITIES

	As of December 31,
(in USD million)	2010	2011
Guarantee liabilities	0.0	0.0

The guarantee liability for TORM is less than USD 0.1 million and relates to guarantee liabilities to the Danish Shipowners' Association.

NOTE 20 – CONTRACTUAL OBLIGATIONS, MORTGAGE DEBT AND BANK LOANS

TORM has various contractual obligations and commercial commitments to make future payments including lease obligations and purchase commitments.

Due to an unremediated breach of financial covenants as at 31 December 2011, the Company's mortgage debt and bank loans including accrued interest are formally due in 2012.

The Company was not in breach of its financial covenants as at 31 December 2010, and accordingly the maturities and estimated interest payments on mortgage debt and bank loans as at 31 December 2010 are the actual maturities according to the loan agreements in effect at that date.

The following table summarizes the Company's contractual obligations.

As of 31 December 2011:

(in USD million)	2012	2013	2014	2015	2016	Thereafter	Total
Mortgage debt and bank loans (1)	1,794.7	0.0	0.0	0.0	0.0	0.0	1,794.7
Interest payments related to interest rate swaps (2)	30.9	15.6	8.5	5.0	3.5	0.0	63.5
Estimated variable interest payments (3)	9.4	0.0	0.0	0.0	0.0	0.0	9.4

Total	1,835.0	15.6	8.5	5.0	3.5	0.0	1,867.6

Finance lease liabilities	48.3	2.4	2.6	2.9	3.2	18.3	77.7
Interest element finance lease	2.7	2.5	2.3	2.0	1.7	1.1	12.3
Chartered-in vessels (inc. vessels not delivered (Operating Lease) (4)	268.3	214.0	190.2	145.9	75.0	143.1	1,036.5
Newbuilding installments and exercise purchase options (Purchase Options) (5)	52.0	9.7	20.0	0.0	0.0	0.0	81.7
Other operating leases	6.9	6.9	5.0	1.8	1.0	0.1	21.7
Total	378.2	235.5	220.1	152.6	80.9	162.6	1,229.9

Contractual obligations – as lessor:
Charter hire income for vessels on time charter and bareboat charter (incl. vessels not delivered) (Operating Lease) (6)	68.6	16.5	4.6	0.0	0.0	0.0	89.7
Total	68.6	16.5	4.6	0.0	0.0	0.0	89.7

Mortgage debt and bank loans (1)	211.3	207.7	834.2	192.7	131.6	384.0	1,961.7
Interest payments related to interest rate swaps (2)	19.3	23.0	13.1	4.7	1.6	0.4	62.1
Estimated variable interest payments (3)	43.2	30.0	24.0	18.9	16.7	27.4	160.2
Total	273.8	260.7	871.5	216.3	149.9	411.8	2,184.0

Finance lease liabilitiies	2.0	2.2	2.4	2.6	2.9	20.9	33.0
Interest element finance lease	2.9	2.7	2.5	2.3	2.0	2.8	15.2
Chartered-in vessels (incl. vessels not delivered) (Operating Lease) (4)	269.2	237.8	191.1	164.4	116.6	158.3	1,137.4
Newbuilding instalments and exercised purchase options (Purchase Obligations) (5)	164.7	84.9	8.5	0.0	0.0	0.0	258.1
Other operating leases (6)	6.9	6.7	6.5	4.9	1.5	1.7	28.2
Total	445.7	334.3	211.0	174.2	123.0	183.7	1,471.9

Contractual obligations – as lessor:
Charter hire income for vessels on time charter and bareboat charter (incl. vessels not delivered) (Operating Lease) (7)	108.0	28.3	5.8	2.8	0.0	0.0	144.9
Total	108.0	28.3	5.8	2.8	0.0	0.0	144.9

1)
The presented amounts to be repaid are adjusted by directly related costs arising from the issuing of the loans by USD 12.3 million (2010: USD 11.1 million) which are amortized over the term of the loans.

2)	Actual fixed rate according to interest rate swaps is used for the hedged interest payments.
3)	Variable interest payments are estimated based on a 2.5% (2010: 3.0%) net interest rate including margin.
4)
Leases have been entered into with a mutually non-cancelable lease period of up to eight years. Certain leases include an option to renew for one or two additional years at a time for up to three years and/or a purchase option. Exercise of the purchase option on the individual vessel is based on an individual assessment. Certain leases include a profit sharing element implying that the actual charter hire may be higher. The average period until redelivery of the vessels is 2.3 years (2010: 3.3 years). Two leasing agreements include a purchase liability upon default of certain financial covenants similar to those disclosed in note 17.

5)
As of 31 December 2011, TORM had contracted three newbuildings (2010: 10 newbuildings) to be delivered during 2012-2014. For all three vessels the total outstanding contractual commitment amounted to USD 82m as at 31 December 2011 (2010: USD 258m).

6)	Other operating leases primarily consist of contracts regarding office spaces, cars and apartments as well as IT-related contracts.
7)
Certain leases include a profit sharing element implying that the actual charter hire may be higher. Charter hire income for vessels on time charter and bareboat charter is recognized under revenue. The average period until redelivery of the vessels is 0.6 years (2010: 0.6 years).

NOTE 21 - FINANCE LEASE LIABILITIES – AS LESSEE

(in USD million)	Minimum lease payments	Interest element	Carrying amount
Lease liabilities regarding finance lease assets:

2011
Falling due within one year	55.6	(7.3)	48.3
Total current	55.6	(7.3)	48.3

Falling due between one and five years	19.6	(8.4)	11.2
Falling due after five years	19.3	(1.1)	18.2
Total non-current	38.9	(9.5)	29.4

Total	94.5	(16.8)	77.7

Fair Value			77.7

2010
Falling due within one year	4.9	(2.9)	2.0
Total current	4.9	(2.9)	2.0

Falling due between one and five years	19.6	(9.5)	10.1
Falling due after five years	23.7	(2.8)	20.9
Total non-current	43.3	(12.3)	31.0

Total	48.2	(15.2)	33.0

Fair Value			33.0

Finance lease relates to:
-
One MR product tanker chartered on bareboat for a period of eight years expiring no later than 2017. The Company has an option to purchase the vessel at the end of 5th, 6th and 7th year of the charter period. At the expiry of the charter period, the Company has an obligation to purchase the vessel.

-
One LR2 product tanker chartered on bareboat for a period of seven years expiring no later than 2018. The Company has an option to purchase the vessel at the end of 4th, 5th, 6th and 7th year of the charter period. At the expiry of the charter period, the owner has a put option to sell the vessel to the Company.

NOTE 22 – PURCHASE OPTIONS ON VESSELS

As at December 31, 2011, TORM had the following purchase options on vessels:

Exercise/ Vessel type	Number of vessels	Average age of vessels, years	Average option exercise price as at 31 Dec. 2011 USD million

2012
LR1	1	6.0	28.0
MR*)	1	5.0	37.1
Panamax**)	4	3.8	40.8
2013
Panamax	3	4.3	42.7
2014
MR ***)	2	8.8	38.3
Panamax	1	5.0	45.0
2015

LR2****)	1	8.2	42.0
Panamax	1	5.0	51.7
2016
LR2	2	9.8	36.0
Panamax	1	5.0	58.1
2017
Panamax	2	5.0	57.5
2018
Panamax	2	6.0	54.9
2021
Panamax	1	7.0	47.8
Total	22

As of 31 December 2011, TORM had purchase options on 22 vessels.

*) The stated option price is the minimum option price for the vessel. There is a 50/50 profit sharing on the difference between the market price and the option price.
**) Each option can be exercised if the market price for the vessel exceeds the option price by minimum USD 2 million. There is a 50/50 profit sharing on the difference between the market price and the option price.
***) Besides a purchase option, TORM has a purchase obligation at the end of the current bareboat charter contract on one of the MR vessels. Please refer to note 21 for further information.
****) TORM has a purchase option, and the owner has a put option at the end of the current bareboat charter contract on one of the LR2 vessels. Please refer to note 21 for further information.

NOTE 23 - DERIVATIVE FINANCIAL INSTRUMENTS

The table below shows the fair value of the derivative financial instruments:

(in USD million)	Fair value at December 31, 2010	Fair value at December 31, 2011

Hedge accounting cash flow:
Derivative financial instruments regarding interest rate and currency exchange rate:
Forward exchange rate contracts	(0.5)	(3.8)
Interest rate swaps	(1.4)	(26.0)
Non-hedge accounting:
Derivative financial instruments regarding interest rate:
Interest rate swaps	(21.3)	(11.1)
Derivative financial instruments regarding freight and bunkers:
Bunker swaps	(0.2)	2.3
FFAs	0.0	1.5
Derivative financial instruments regarding options on vessels:
Right to share of gain on purchase options on vessels	6.0	0.0
Acquired liabilities related to options on vessels	(1.9)	(0.1)

	(19.3)	(37.2)

Hereof included in: Non-current assets
Other financial assets	6.0	0.0

Current assets
Other receivables	0.5	3.9
Other financial assets	0.0	0.0

Non-current liabilities

Acquired liabilities related to options on vessels	0.0	0.0

Current liabilities
Other liabilities	(23.9)	(41.0)
Acquired liabilities related to options on vessels	(1.9)	(0.1)

	(19.3)	(37.2)

The table below shows realized amounts as well as fair value adjustments regarding derivative financial instruments recognized in income statement and equity in 2010 and 2011:

		Fair value adjustments
		Income statement
	Freight and bunkers derivatives	Operating expenses	Administrative expenses	Financial items	Equity Hedging reserves

Bunker swaps	-	-	-	-	-
FFAs	3.3	-	-	-	-
Forward exchange contracts	-	(1.7)	(1.8)	-	-
Interest rate swaps	-	-	-	(16.2)	1.4
Currency options	-	-	-	(0.1)	-
Right to share of gain on purchase options on vessels	-	-	-	(2.9)	-

Total 2010	3.3	(1.7)	(1.8)	(19.2)	1.4

Bunker swaps	7.0	-	-	-	-
FFAs	7.1	-	-	-	-
Forward exchange contracts	-	1.2	1.6	-	(3.3)
Interest rate swaps	-	-	-	(8.4)	(24.6)
Currency options	-	-	-	(3.7)	-
Right to share of gain on purchase options on vessels	-	-	-	(6.0)	-

Total 2011	14.1	1.2	1.6	(18.1)	(27.9)

Please refer to note 24 for further information on commercial and financial risks.

The forward exchange rate contracts with a fair value of USD -3.8 million (2010: USD -0.5 million) are designated as hedge accounting to hedge a part of TORM's payments in 2012 regarding administrative and operating expenses denominated in DKK.

The interest rate swaps with a fair value of USD -26.0 million (2010: USD -1.4 million) are designated as hedge accounting to hedge a part of TORM's interest payments during the period 2012 to 2016.

The gains or losses on these contracts will be recognized in the income statement when realized together with the hedged items.

NOTE 24 - RISKS ASSOCIATED WITH TORM'S ACTIVITIES

The risks can generally be divided into four main categories: Long-term strategic risks, industry and market-related risks, operational and compliance risks, and financial risks.

LONG-TERM STRATEGIC RISKS

Industry-changing risks, such as the substitution of oil for other energy sources and radical changes in transportation patterns, are considered to have a relatively high potential impact but are long-term risks. Management continues to monitor long-term strategic risks to ensure earliest possible mitigation of potential risks as well as to develop necessary capabilities to exploit opportunities created by the same risks.

INDUSTRY AND MARKET-RELATED RISKS

Industry and market-related risk factors relate to changes in the markets and in the political, economic and physical environment that Management cannot control and can only influence to a very limited degree, such as freight rates, vessel and bunker prices.

FREIGHT RATE VOLATILITY

The Company's income is principally generated from voyages carried out by its fleet of vessels. As such, TORM is exposed to the considerable volatility that characterizes freight rates.

In the tanker segment, it is the Company's strategy to seek a certain exposure to this risk, as volatility also represents an opportunity as earnings historically have been higher in the day-today market compared to time charters. On the other hand, TORM is aiming at reducing the sensitivity to the volatility of freight rates by achieving economies of scale, by actively seeking optimal geographical positioning of the fleet and by optimizing the service offered to customers.

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

In 2011, 33% of freight earnings deriving from the Company's tankers were secured in this way compared to 44% in 2010. Time charter contracts accounted for 57% (2010: 65%) of overall hedging, as this hedging instrument resulted in higher rates than those offered by the forward market. In 2011, the Company entered into FFAs with a total contract value of USD 331 million (2010: 263 million). At the end of 2011, the coverage for 2012 is at a relatively low level of 26% (by the end of 2010: 24%).

FFA trade and other freight-related derivatives are subject to specific policies and guidelines approved by the Board of Directors including trading limits, stop-loss policies, segregation of duties and other internal control procedures. Transactions are registered in an industry-developed IT system, which provides mark-to-market reports to Management and input for financial reporting.

For the bulk segment, TORM will seek to have high coverage. The targeted coverage for the next 12 months rolling is more than 75% for the core fleet of owned and time charter vessels. TORM will actively seek cover using the spot market, reletting time charters and/or using derivative instruments.

TORM applies hedge accounting to certain FFA contracts. Hedge accounting is applied systematically and is based on specific policies.

All things being equal and to the extent the Company's vessels have not already been chartered out at fixed rates, a freight rate change of USD/day 1,000 would lead to the following change in profit before tax based on the expected number of earning days for the coming financial year:

USD million	2012	2011

Sensitivity to Changes In Freight Rates

Change in freight rates of USD/day 1,000:
Change in profit before tax	30.3	30.9

SALES AND PURCHASE FLUCTUATIONS

It is a core element of TORM's strategy to maintain and expand a large fleet of modern vessels, particularly in the product tanker segment, by contracting newbuildings and through transactions in the second-hand market. As a result, the Company is exposed to risk associated with changes in the value of the vessels, which can vary considerably during their useful lives.

During the year, TORM took delivery of four MR newbuildings and reduced its fleet by seven product tankers. Two MR product tankers were sold as part of TORM's strategy to own and operate a modern fleet. The Company also entered into sale and leaseback agreements for two LR2 vessels and sold additional two LR2 vessels. One MR newbuilding with scheduled delivery in 2013 was cancelled. The order book stands at three MR vessels, which are fully financed. In addition, TORM sold the last two bulk newbuilding contracts as the Company has a cautious view on the dry bulk market going forward and actively seeks to preserve liquidity and reduce debt.

BUNKER PRICE FLUCTUATIONS

The Company's operating profit is affected by movements in the price of fuel oil consumed by the vessels – known in the industry as bunkers. The cost of bunkers accounted for 69% of total voyage costs in 2011 (2010: 65%) and is by far the biggest single cost related to a voyage.

To reduce the exposure to this risk, the Company hedges a part of its bunker requirements using oil derivatives.

Within the tanker segment, bunker requirements are hedged with coverage usually provided for a period of up to 12 months forward.

Bunker trade is subject to specific risk policies and guidelines approved by the Board of Directors including trading limits, stoploss, stop-gain and stop-at-zero policies, segregation of duties and other internal control procedures.

For the bulk carriers, the bunker requirements are similarly hedged to match cargo contract commitments.

In 2011, TORM covered 7.6% (2010: 1.9%) of its bunker requirements using hedging instruments. As of 31 December 2011, TORM has hedged the price for 0.0% (2010: 0.0%) of its bunker requirements in the spot market for 2012, and the total market value of bunker hedge contracts at year-end was USD 2.1 million (2010: -0.2 million).

TORM applies hedge accounting to certain bunker hedge contracts. Hedge accounting is applied systematically and is based on specific policies.

All things being equal, a price change of 10% per ton of bunker oil would lead to the following change in expenditure based on the expected bunker consumption in the spot market:

USD million	2011	2012

Sensitivity to Changes in Bunker Price Fluctuations

Increase in the bunker prices of 10% per ton:
Change in bunker expenses	43.7	46.7

OPERATIONAL RISKS

Operational risks are those risks associated with the ongoing operations of the business and include; risks such as vessel operation, safe operation of vessels, availability of experienced seafarers and staff, terrorism and piracy and insurance and counterparty risk.

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

In order to reduce the exposure to this risk, the fleet is insured against such risks to the extent possible. The total insurance program comprises a broad cover of risk in relation to the operation of vessels and transportation of cargoes, including personal injury, environmental damage and pollution, cargo damage, thirdparty casualty and liability, hull and engine damage, total loss and war. All of TORM's owned vessels are insured for an amount corresponding to their market value plus a margin to cover any fluctuations. Liability risks are covered in line with international standards. Furthermore, all vessels are insured for loss of hire for a period of up to 90 days in the event of a casualty.

It is TORM's policy to cooperate with financially sound international insurance companies with a credit rating of BBB or better

•
presently some 14-16 companies along with two P&I Clubs to diversify risk. The P&I Clubs are member of the internationally recognized collaboration, International Group of P&I clubs, and the Company's vessels are each insured for the maximum amounts available in the P&I system. At the end of 2011, the aggregate insured value of hull and machinery and interest for TORM's owned vessels and newbuildings amounted to USD 2.7 billion (2010: USD 2.8 billion).

COUNTERPARTY RISK

The negative development in the shipping industry since 2009 caused counterparty risk to be an ever-present challenge demanding close monitoring to manage and decide action to minimize possible losses. The maximum counterparty risk associated is equal to the values recognized in the balance sheet. A consequential effect of the counterparty risk is loss of income in future periods, e.g. counterparts not being able to fulfill their responsibilities under a time charter, a contract of affreightment or an option. The main risk is the difference between the fixed rates under a time charter or a contract of affreightment and the market rates prevailing upon default.

The Company has focused closely on its risk policies and procedures  during the year to assure that risks managed in the day-to-day business are kept at agreed levels and that changes in the risk situations are brought to Management's attention. The Company's counterparty risks are primarily associated with:

I.	receivables, cash and cash equivalents
II.	derivative financial instruments and commodity instruments with positive fair value
III.	prepayments for vessels under construction

Receivables, cash and cash equivalents

The majority of TORM's customers are companies that operate in the oil industry. It is assessed that these companies are to a great extent subject to the same risk factors as those identified for TORM's Tanker Division.

In the Tanker Division, a major part of the Company's freight revenues stems from a small group of customers. One customer accounted for 10% (2010: 11%) of our freight revenues in 2011and was the only customer accounting for close to 10% this year. The concentration of earnings on a few customers requires extra attention to credit risk. TORM has a credit policy under which continued credit evaluations of new and existing customers take place. For long-standing customers, payment of freight normally takes place after a vessel has discharged her cargo. For new and smaller customers, the Company's financial risk is limited as freight most often is paid prior to the cargo's discharge or, alternatively, that a suitable bank guarantee is placed in lieu thereof.

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

As a consequence of the payment patterns mentioned above, the Company's receivables within the Tanker and the Bulk Divisions primarily consist of receivables from voyages in progress at year end and, to a lesser extent, of outstanding demurrage. For the past five years, the Company has not experienced any significant losses in respect of charter payments or any other freight agreements. With regard to the collection of demurrage, the Company's average stands at 98%, which is considered to be satisfactory given the differences in interpretation of events. By the end of 2011, demurrage represents approximately 9.7% (2010: approximately 7.6%) of the total freight revenues.

The Company only places cash deposits with major banks covered by a government guarantee or with strong and acceptable credit ratings.

Derivative financial instruments and commodity instruments

Currently 100% of TORM's Forward Freight Agreements (FFA) and approximately 50% of fuel swaps are cleared either through Norsk Oppgjørs Sentral (NOS), London Clearinghouse (LCH) or NYMEX Clearport, hereby effectively reducing counterparty credit risk by daily clearing of balances. Over the counter fuel swaps are restrictively entered with major oil companies, banks or highly reputed partners with a satisfactory credit rating. Financial derivative instruments, mainly interest rate swaps and forward exchange contracts, are exclusively traded with major banks in possession of a high credit rating.

FINANCIAL RISKS

Financial risks relate to the Company's financial position, financing and cash flows generated by the business including foreign exchange risk and interest rate risk. The Company's liquidity and capital resources are described in note 2.

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

To reduce the foreign exchange exposure the Company's policy is to hedge the DKK cash flows normally for a period of up to 12 months forward, typically by entering into forward foreign exchange contracts. As of 31 December 2011, the total outstanding amount of such contracts was USD 60 million.

Other significant cash flows in non-USD related currencies occur occasionally, including certain of the Company's purchase options denominated in JPY. In 2011, none of these was recognized as a liability for the Company. No other significant cash flows in non-USD related currencies occurred in 2011.

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

All things being equal, a change in the USD exchange rate of 10% in relation to DKK would result in a change in profit before tax and equity as follows:

USD million	2011	2012

Sensitivity to Changes in the USD/DKK Exchange Rate
Effect of an increase in the USD exchange rate of 10% in relation to DKK:
Change in profit before tax	2.1	4.6
Change in equity	0.3	1.2

At year-end 2010, TORM had forward hedging contracts of USD 72 million against DKK (year-end 2009: USD 24 million) in respect of operating and administrative expenses for 2011, and during 2011 TORM did not enter into any currency forward contracts hedging 2011 (2010: USD 27 million), but sold USD 21 million (2010: USD 25.5 million) spot in order to cover the DKK cash requirements for operating and administrative expenses in 2011. As such, in 2011 spot and forward exchange rate contracts for a total of USD 93 million (2010: USD 76.5 million) were unwounded at an average exchange rate of 5.53 (2010: 5.34) as against the average exchange rate for the year of USD against DKK of 5.36 (2010: 5.62). Furthermore, TORM sold USD 60 million (2010: USD 72 million) with value in 2012 and beyond at an exchange rate of 5.37 against DKK (2010: 5.57).

In 2011, TORM did not enter into any foreign exchange options (2010: USD 16 million).

INTEREST RATE RISK

When a company has interest-bearing debt or receivables, the interest rate can be either fixed or floating. If a company has interest bearing debt or receivables with floating interest and the interest rate deviates from the expected, an interest rate risk occurs. TORM's interest rate risk generally relates to interest bearing mortgage debt and bank loans. All the Company's loans for financing vessels are denominated in USD, and all are floating rate loans.

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

The swap portfolio aims at hedging the underlying loan portfolio. When assessing interest rate risk hedging for its loan portfolio, TORM takes into consideration expected interest rate developments and future changes to the composition of the fleet. In 2011, the Company benefitted from the generally low level of interest and entered into further interest rate swaps so that the contract value end 2011 is USD 1,278 million. At the end of the year, the interest rates for 71% of the Company's debt had been fixed through interest rate swaps or fixed-rate agreements at a level of 2.3%.

Interest rate swaps and other interest rate contracts are traded subject to specific risk policies and guidelines approved by the Board of Directors including trading limits, segregation of duties and other internal control procedures.

To the extent possible, the Company seeks to ensure that its foreign exchange and interest rate hedges qualify for hedge accounting.

All things being equal, a change in the interest rate level of 1 percent point on the unhedged variable interest debt will result in a change in the interest rate expenses as follows:

USD million	2011	2012

Sensitivity to Changes in Interest Rates

Effect of an increase in the interest rate level of 1%-point:
Increase in interest rate expenses	9.4	5.0

TORM's interest-bearing USD debt decreased from year-end 2010 to year-end 2011 by USD 169 million (2010: USD 192 million) to USD 1,804 million (2010: USD 1,973 million) driven by repayments on loans.

As explained in note 20, an unremediated breach of financial covenants occurred as of 31 December 2011, and the Company's mortgage debt and bank loans including accrued interest are formally due in 2012.

Management continues to forecast interest payments beyond the formal maturity of the mortgage debt and bank loans. As such, the interest rate swaps below remain as effective hedges, and the below information shall be read in light of this information. The portion of the interest rate swaps hedging the USD mortgage debt with forecasted maturity within one year was USD 605 million (2010: USD 161 million), USD 674 million between 1 and 5 years (2010: USD 825 million) and zero thereafter (2010: USD 146 million). The effective interest rates were between 0.9% and 4.4% (2010: 1.6% and 4.4%).

The market value of TORM's interest rate swaps was USD -37 million at year-end 2011 (2010: USD -22.7 million). Please refer to note 17 for further details regarding the Company's interest bearing debt.

At year-end, TORM had covered 74% (2010: 55%) of its total interest rate costs for the next year at an average rate of 3.7% (2010: 2.9%) including margin. For the forecasted interest rate costs for 2013 and 2014, the coverage is 38% and 32% respectively (2010:  The coverage for 2012 was 47% and 2013 was 44%). Assuming that the banks do not enforce the above mentioned breach, the fixed interest rate debt has an average period of 2.1 years remaining (2010: 2.7 years), expiring between 2012 and 2016.

NOTE 25 - FINANCIAL INSTRUMENTS

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES AS DEFINED IN IAS 39:	2010	2011
( in USD million)
Loans and receivables
Loans to jointly controlled entities	10.3	8.2
Freight receivables, etc.	108.2	140.2
Other receivables	11.4	21.5
Cash and cash equivalents	120.0	85.6

Total loans and receivables	249.9	255.5

Available-for-sale financial assets
Other investments	3.0	11.6

Total available-for-sale financial assets	3.0	11.6

Derivative financial instruments (assets)
Other financial assets (held for trading)	6.0	0.0
Other receivables (held for trading)	0.3	3.9
Other receivables (hedge accounting)	0.2	0.0

Total derivative financial instruments (assets)	6.5	3.9

Financial liabilities measured at amortized cost
Mortgage debt and bank loans	1,961.7	1,794.6
Finance lease liabilities	33.0	77.7
Trade payables	48.0	115.6
Other liabilities	24.0	26.0

Total financial liabilities measured at amortized cost	2,066.7	2,013.9

Derivative financial instruments (liabilities)
Acquired liabilities related to options on vessels (held for trading)	1.9	0.1
Other liabilities (held for trading)	21.9	11.2
Other liabilities (hedge accounting)	2.0	29.8

Total derivative financial instruments (liabilities)	25.8	41.1

The fair value of the financial assets and liabilities above equals the carrying amount except for mortgage debt and bank loans for which the fair value can be found in note 17.

Other financial assets consist of TORM's rights to a share of the gain on purchase options on vessels, which were acquired as part of OMI. The options have been measured using a Monte Carlo simulation model where the key input is the expected volatility on the vessel prices and the estimated vessel price today for all vessel ages. The volatility on vessel prices is based on the long-term volatility of 5-year-old (2010: 5-year-old) vessels and estimated to 15% (2010: 15%), and vessel prices are based on broker valuations at year-end.

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

•	Level 3 fair value measurements are those derived from valuation techniques that include input for the asset or liability that are not based on observable market data (unobservable input).

		2010
USD million	Quoted prices (Level 1)	Observable inputs (Level 2)	Unobservable inputs (Level 3)	Total

Available-for-sale financial assets:
Other investments	0.2	-	2.8	3.0
Derivative financial instruments (assets):
Other financial assets (held for trading)	-	6.0	-	6.0
Other receivables (held for trading)	-	0.3	-	0.3
Other receivables (hedge accounting)	-	0.2	-	0.2

Total financial assets	0.2	6.5	2.8	9.5

Derivative financial instruments (liabilities):
Acquired liabilities related to options on vessels (held for trading)	-	1.9	-	1.9
Other liabilities (held for trading)	-	21.9	-	21.9
Other liabilities (hedge accounting)	-	2.0	-	2.0

Total financial liabilities	0.0	25.8	0.0	25.8

	2011
	Quoted	Observable	Unobser-
USD million	prices	inputs	vable nputs
	(Level 1)	(Level 2)	(Level 3)	Total

Available-for-sale financial assets:
Other investments	-	-	11.6	11.6
Derivative financial instruments (assets):
Other financial assets (held for trading)	-	-	-	-
Other receivables (held for trading)	-	3.9	-	3.9
Other receivables (hedge accounting)	-	-	-	0.0

Total financial assets	0.0	3.9	11.6	15.5

Derivative financial instruments (liabilities):
Acquired liabilities related to options on vessels (held for trading)	-	0.1	-	0.1
Other liabilities (held for trading)	-	11.2	-	11.2
Other liabilities (hedge accounting)	-	29.8	-	29.8

Total financial liabilities	0.0	41.1	0.0	41.1

There were no transfers between Level 1 and 2 in 2011 and 2010.

RECONCILIATION OF FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE IN THE BALANCE SHEET BASED ON LEVEL 3

USD million
	2010	2011

Other investments, Available-for-sale :

Balance at 1 January	3.0	2.8
Gain/loss in the income statement	0.0	0.0
Gain/loss in other comprehensive income	(0.2)	8.8
Purchase	0.0	0.0
Sale	0.0	0.0
Transfers to/from Level 3	0.0	0.0

Balance at 31 December	2.8	11.6

Gain/loss in the income statement for assets held at the end of the reporting period.	0.0	0.0

NOTE 26 - RELATED PARTY TRANSACTIONS

Niels Erik Nielsen, Chairman of the Board of Directors, was during the year a practicing partner in the law firm Lett. Lett has rendered legal assistance during the financial year as one of a number of law firms. The firm's fee of USD 0.2 million (2010: 0.0 million) is based upon the amount of time spent by the firm. In previous years, Niels Erik Nielsen was a practicing partner in the law firm Bech-Bruun. The firm's fee of USD 0.0 million (2010: USD 0.4 million) is based upon the amount of time spent by the firm.

Stefanos-Niko Zouvelos, member of the Board of directors, is General Manager of Beltest Shipping Company Limited. TORM has during the year paid USD 0.0 million (2010: USD 0.1 million) to an entity owned by Beltest Shipping Company Limited under a time charter agreement involving one product tanker vessel. TORM has during the year served as commercial and technical manager for that product tanker for which TORM has received commissions and fees of USD 0.2 million (2010: 0.2 million).

Gabriel Panayotides, member of the Board of Directors, is chairman of the Board of Directors of Excel Maritime. TORM has paid USD 2.0 million involving one Panamax dry bulk vessel and USD 0.9 million involving one Handymax dry bulk vessel until 31 December 2011 (2010: USD 0.0 million) under time charter agreements.

Jesper Jarlbæk, member of the Board of Directors, is chairman of the Board of Directors in Basico Consulting A/S. TORM has used Basico Consulting A/S for consulting services in 2011 amounting to USD 0.8 million (2010: USD 0.3 million) based upon the amount of time spent by the firm.

Angelos Papoulias, member of the Board of Directors, is director of Investments & Finance Ltd. TORM has used Investments & Finance Ltd. for consulting services in 2011 amounting to USD 1.3 million (2010: USD 0.2 million) based upon the amount of time spent by the firm.

There have been no other transactions with such parties during the financial year.

Management remuneration is disclosed in note 4.

It is considered that the Alpha Trust and its Trustee, First Link Management Services Limited, has control over TORM and the Parent Company via the ownership of 52.23% of the share capital in TORM A/S.

NOTE 27 - NON-CURRENT ASSETS HELD FOR SALE

At year end 2011, the Company has entered into agreements concerning the sale of two Panamax dry bulk newbuilding contracts. The contracts have been classified as held for sale and presented separately in the balance sheet and are included under Bulk in the segment information.

The loss from the sale of the contracts amounting to USD 41 million has been recognized in the income statement for 2011 under net profit/(loss) from sale of vessels.

At year end 2010, the Company had not entered into any contracts regarding sale of vessels, which qualified for classification as assets held for sale.

NOTE 28 – CASH FLOWS

USD million	2009	2010	2011
REVERSAL OF OTHER NON-CASH MOVEMENTS:
Amortization of acquired assets and liabilities	(12.9)	(5.9)	(2.7)
Share-based payment	7.0	2.7	1.3
Adjustments on derivative financial instruments	6.8	(5.1)	(4.0)
Exchange rate adjustments	0.4	0.3	0.3
Other adjustments	0.0	0.0	(1.7)

Total reversal of other non-cash movements	1.3	(8.0)	(6.8)

USD million	2009	2010	2011
CHANGE IN BUNKERS, RECEIVABLES AND PAYABLES:
Change in bunkers	(8.3)	(17.6)	(48.0)
Change in receivables	113.3	(42.0)	(45.3)
Change in prepayments	0.3	(7.0)	8.7
Change in trade payables and other liabilities	(121.3)	10.3	82.3
Fair value change of derivative financial instruments	29.8	11.6	(13.7)
Other non cash movements included in current assets and liabilities	(19.1)	1.5	(1.7)

Total reversal of other non-cash movements	(5.3)	(43.2)	(17.7)

NOTE 29 - ENTITIES IN TORM

Parent Company:

TORM A/S		Denmark

Investments in subsidiaries *)

TORM Singapore Pte. Ltd.	100%	Singapore	TT Shipowning K/S	100%	Denmark
TORM Norge AS	100%	Norway	Torghatten & TORM Shipowning ApS	100%	Denmark
TORM USA LLC	100%	Delaware	Tiber Shipping LLC	100%	Marshall Islands
Long Range 1 A/S	100%	Denmark	OMI Marine Service Ltd.	100%	Delaware
Medium Range A/S	100%	Denmark	OMI Holding Ltd.	100%	Mauritius
LR1 Management K/S	100%	Denmark	TORM Shipping India Private Limited	100%	India
MR Management K/S	100%	Denmark	OMI Crewing Service Ltd.	100%	Bermuda

Investments in legal entities included as jointly controlled entities*):

Long Range 2 A/S	50%	Denmark	Ugland & TORM Shipowning ApS	50%	Denmark
LR2 Management K/S	50%	Denmark	FR8 Holdings Pte. Ltd.	50%	Singapore
UT Shipowning K/S	50%	Denmark	TORM SHIPPING (PHILS.) INC.	25%	Philippines

*) Companies with activities in the financial year.

Furthermore, TORM participates in a number of joint ventures, primarily The MR Pool, The LR1 Pool and The LR2 Pool, which are not legal entities.

The investments in these joint ventures are included as investments in jointly controlled operations.

The following represents the income and expenses and summarized balance sheet data for jointly controlled entities:

USD million	2009	2010	2011
Total income	70.8	81.6	60.4
Total expenses	(73.1)	(104.6)	(68.8)

Net Profit for the Year	(2.3)	(23.0)	(8.4)

Non-current assets	219.2	288.6	237.0
Current assets	50.2	80.2	62.6

Non-current liabilities	122.9	180.8	163.8
Current liabilities	23.5	42.2	35.2

Net loss for the year reported above excludes the impairment of vessels owned by FR8, a jointly controlled entity.  TORM's share of such impairments amounted to USD 13 million in the year ended 31 December 2011 (2010: USD 35 million; 2009: USD 20 million), and were reported separately in the consolidated income statement, in the line item, "Impairment losses on jointly controlled entities".

NEWBUILDING CONTRACTS AND PURCHASE OPTIONS ON VESSELS IN JOINTLY CONTROLLED ENTITIES

As of 31 December 2011, no purchase options on vessels were exercised (2010: no purchase options) in jointly controlled entities. TORM's share of the total outstanding contractual commitment for the exercised purchase options on vessels amounts to USD 0 million (2010: USD 0 million) as of 31 December 2011.

NOTE 30 – LOSS PER SHARE

	2009	2010	2011

Net loss for the year (USD million)	(17.4)	(135.3)	(453.0)

Million Shares
Average number of shares	72.8	72.8	72.8
Average number of treasury shares	(3.6)	(3.5)	(3.3)

Average number of shares outstanding	69.2	69.3	69.5
Dilutive effect of outstanding share options	0.0	0.0	0.0

Average number of shares outstanding incl. dilutive effect of share options	69.2	69.3	69.5

Loss per share (USD)	(0.3)	(2.0)	(6.5)

Diluted Loss per share (USD)	(0.3)	(2.0)	(6.5)

When calculating diluted earnings per share for 2011, 4,661,318 share options (2010: 3,787,429 share options) have been omitted as they are out-of-the-money, but potentially the share options might dilute earnings per share in the future.