Form 20-F
period 2012-12-31
TORM A/S
filed 2013-04-30
CIK 1168351

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

[ ]	REPORT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Common Shares, par value 0.01 Danish Kroner per share,*
American Depository Shares (as evidenced by American Depository Receipts), each representing ten (10) Common Shares.

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

As of December 31, 2012, the Company had 728,000,000 common shares issued and outstanding, par value 0.01 Danish Kroner per share.

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See the definitions of "large accelerated filer" and "accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [_]	Accelerated filer [_]
Non-accelerated filer [ X ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP

X	International Financial Reporting Standards as issued by the International Accounting Standards Board

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

We undertake no obligation to update or revise any forward-looking statements. These forward looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements. Please see our Risk Factors under "ITEM 3" of this annual report for a more complete discussion of these and other risks and uncertainties.

PART I

ITEM 1.                           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.                           OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.                           KEY INFORMATION

Throughout this report, the "Company, "TORM", "TORM Group", "Group", "we," "us" and "our" all refer to TORM A/S and its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Unless otherwise indicated, all references to "dollars," "USD" and "$" in this report are to, and amounts are presented in, U.S. dollars and unless otherwise indicated references to "DKK" in this report are to, and amounts are presented in Danish Kroner.

A.	Selected Financial Data

The following table sets forth our selected consolidated financial data for each of the periods indicated. The selected consolidated financial data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the consolidated financial statements and notes thereto, all included elsewhere within this document.

The historical results included below and elsewhere in this document are not necessarily indicative of our future performance.

	For the year ended December 31
	2008	2009	2010	2011	2012
	(in thousands of USD except for share information)
IFRS financial data
Consolidated income statement Data:
Revenue	1,183,594	862,251	856,075	1,305,208	1,121,215
Port expenses, bunkers and commissions	(264,050)	(217,356)	(298,830)	(675,004)	(665,395)
Freight and bunkers derivatives	(13,586)	(11,952)	3,339	14,105	9,914
Time charter equivalent earnings	905,958	632,943	560,584	644,309	465,734
Charter hire	(193,829)	(220,880)	(228,631)	(398,326)	(389,603)
Operating expenses	(174,333)	(169,556)	(152,207)	(164,949)	(168,903)
Gross profit (Net earnings from shipping activities)	537,796	242,507	179,746	81,034	(92,772)
Profit/(loss) from sale of vessels	82,813	33,145	1,871	(52,538)	(26,048)
Administrative expenses	(89,906)	(78,194)	(78,161)	(71,222)	(67,224)
Other operating income	14,493	7,331	4,788	3,170	951
Share of results of jointly controlled entities	27,122	(2,256)	(11,453)	(4,217)	(9,408)
Impairment losses on jointly controlled entities	0	(20,000)	(35,000)	(13,000)	(41,542)
Amortization, depreciation and impairment losses	(126,068)	(132,775)	(141,410)	(331,826)	(212,461)
Operating profit/(loss)	446,250	49,758	(79,619)	(388,599)	(448,505)
Financial income	16,175	6,090	2,663	9,930	11,846
Financial expenses	(102,354)	(74,896)	(59,285)	(72,716)	(142,427)
Profit/(loss) before tax	360,071	(19,048)	(136,241)	(451,385)	(579,085)
Tax (expenses)/benefit	1,279	1,686	982	(1,621)	(1,558)
Net profit/(loss) for the year	361,350	(17,362)	(135,259)	(453,006)	(580,643)
Balance sheet data (as of end of period):
Total assets	3,317,353	3,227,211	3,286,108	2,779,207	2,355,337
Total non-current liabilities	1,575,450	1,717,901	1,835,687	89,479	1,953,829
Total liabilities	2,038,404	1,980,512	2,170,819	2,135,358	2,087,998
Equity/net assets	1,278,949	1,246,699	1,115,289	643,849	267,339
Common shares	61,098	61,098	61,098	61,098	728,000,000
Common shares outstanding (1)	72,800,000	72,800,000	72,800,000	72,800,000	728,000,000

Other financial data
Dividends declared per share DKK	4.0	0	0	0	0
Dividends declared per share USD	0.8	0	0	0	0
Extraordinary dividend per share DKK	4.5	0	0	0	0
Earnings per share – basic	5.2	(0.3)	(2.0)	(6.5)	(3.3)
Earnings per share – diluted	5.2	(0.3)	(2.0)	(6.5)	(3.3)

(1)
Shares outstanding as of December 31, 2012 include 6,711,792 share that we purchased and hold as treasury shares reflected in shareholders equity.  As of December 31, 2011 we held 3,230,432 treasury shares.  As of December 31, 2010, 2009 and 2008 we held 3,461,580.

Capitalization and Indebtedness

Not Applicable.

Reasons for the Offer and Use of Proceeds

Not Applicable.

Risk Factors

Some of the following risks relate principally to TORM's business as well as the industry in which TORM operates.  Other risks relate principally to the securities market and ownership of TORM's American Depository Shares, or ADSs.  Any of the risk factors could materially and adversely affect TORM's business, financial condition or operating results and the trading price of TORM's common shares and ADSs.

Risks related to TORM's Restructuring, Financial Results and Financial Resources

If the depressed market conditions of 2011 and 2012 continue, TORM may be in breach of certain financial covenants contained in its Financing Agreements.

In connection with the completion of the Restructuring (as defined in "Item 4. Information on the Company—History and Development of the Company") TORM entered into the Financing Agreements (as defined in "Item 4. Information on the Company—History and Development of the Company"), which include restrictions on TORM's financial flexibility. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources" for a more detailed discussion of the Restructuring and TORM's working capital.

Under the Financing Agreements, TORM is required to comply with financial and other covenants, including requirements that TORM maintain (i) minimum liquidity levels; (ii) minimum loan to value ratios; (iii) maximum net leverage ratios; and (iv) minimum interest coverage ratios.

While there has been a modest improvement in the market conditions at the end of 2012 and beginning of 2013, if the difficult market conditions experienced during 2011 and 2012 continue, TORM may not continue to be in compliance with all of the financial covenants contained in both the Super Senior Working Capital Facility (as defined in "Item 4. Information on the Company—History and Development of the Company") and the loan facilities governed by the Framework Agreement (as defined in "Item 4. Information on the Company—History and Development of the Company").  In case a breach of covenants becomes apparent, TORM plans to initiate renegotiations with the Secured Lenders (as defined in "Item 4. Information on the Company—History and Development of the Company") to obtain the necessary waivers and amendments. Such renegotiations, if initiated, may be lengthy and there is no certainty that TORM will obtain the necessary waivers and amendments. Ultimately, if TORM is unable to reach new agreements with the Secured Lenders and other creditors, TORM could be forced to enter into bankruptcy or other insolvency proceedings.

Failure to comply with the financial covenants under the Financing Agreements would constitute an event of default under the Financing Agreements, which would provide the lenders with the right to accelerate the debt thereunder and, if such debt were accelerated, TORM's creditors may decide to exercise their rights in the charged assets. If TORM is unable to honor such accelerated payment obligations, it could have a material adverse effect on TORM's future performance, results of operations, cash flows and financial position, and could lead to bankruptcy or other insolvency proceedings.  As of December 31, 2012, TORM was in compliance with all of the covenants under the Financing Agreements.

If depressed market conditions prevail, TORM may not be able to meet its ongoing operations and working capital needs and may not be able to obtain additional financing in the future on terms acceptable to the Company or at all.

In connection with completion of the Restructuring, TORM has obtained a Super Senior Working Capital Facility of USD 100 million. USD 58 million of the Super Senior Working Capital Facility was drawn year end 2012.

The Super Senior Working Capital Facility matures on September 30, 2014. If market conditions decline further, the undrawn amount of the Super Senior Working Capital Facility may not be enough to secure TORM's ongoing operations and working capital needs, and, pursuant to the terms of TORM's Financing Agreements, TORM is prohibited from taking on further indebtedness and issuing new capital. In addition, there can be no assurance that TORM will be able to attract the capital required to secure TORM's ongoing operations after the Super Senior Working Capital Facility expires or that such capital can be raised on terms acceptable to TORM.

Furthermore, TORM recognizes that its financial position impacts its risk profile in relation to third parties, including its ability to obtain or renew credit lines from suppliers and its relationships with customers and other stakeholders. The Company may risk that its financial position will be under additional pressure due to potential cuts in credit lines increasing its working capital requirements resulting in higher financial needs. This is particularly important with bunker credit lines.

There can be no assurance that TORM will be able to maintain or obtain required loan financing or meet the additional working capital needs. Failure to do so could have a material adverse effect on TORM's business, results of operations, cash flows and financial position, and could lead to bankruptcy or other insolvency proceedings.

TORM's financial and operational flexibility is restricted as a result of the Restructuring.

In connection with the completion of the Restructuring, TORM entered into the Financing Agreements, which include restrictions on TORM's financial and operational flexibility. Under the Financing Agreements, TORM is required to comply with certain covenants restricting its financial and operational flexibility, including:

•	a prohibition on TORM's ability to incur further indebtedness and issue new capital;

•	a prohibition on TORM's ability to enter into new derivative transactions other than spot exchange contracts in the ordinary course of business;

•	a prohibition on TORM's ability to provide additional collateral as security for its indebtedness;

•	restrictions on TORM's ability to dispose of any vessels and other material assets and to acquire of any company, securities or vessels; and

•	restrictions on time charters. TORM can only charter-in vessels from third parties for a period no longer than three months and charter-out its vessels for a period of up to 13 months.

Such restrictions may make it necessary for TORM to perform transactions, which are not commercially or financially attractive, or to refrain from performing transactions which are commercially or financially attractive. These restrictions may limit TORM's ability to apply its cash and cash equivalents in discharge of its obligations. Furthermore, the restrictions may reduce TORM's competitiveness and TORM's ability to optimize its fleet and financial structure. Specifically, the prohibition of derivative transactions can expose TORM to negative variations on interest rates, foreign exchange and freight rates.

Failure to comply with the financial and operational restrictions under the Financing Agreements may result in an event of default under the Financing Agreements unless waived by lenders, which would provide the lenders the right to accelerate the outstanding debt thereunder and, in the event of such acceleration, TORM's creditors may decide to exercise their rights in the charged assets. As such, the restrictions on TORM's financial and operational flexibility could have a material adverse effect on TORM's future performance, results of operations, cash flows, and financial position and could lead to bankruptcy or other insolvency proceedings.

Certain of TORM's vessels are subject to option rights, the exercise of which may have an adverse effect on TORM's business and financial results and may impact TORM's ability to comply with the financial covenants under its Financing Agreements.

The Framework Agreement between TORM and its Secured Lenders contains individual option rights for the lenders under three bank facilities having financed thirteen, five and four vessels, respectively, out of TORM's total fleet of 67 owned and finance leased vessels. The options give the lenders under each of the relevant bank facilities a right to require the sale of the vessels being financed by the relevant facilities.

Under the options, the Company is required to propose a sales strategy for the vessels subject to the options. The lenders under each of the bank facilities have the right, until July 31, 2014 with certain possibilities of extension, to exercise their options, which may lead to disposal of the vessels financed by the relevant facility. The lenders under the bank facility financing the five vessels have exercised their option and thus initiated the sales process set out in the Framework Agreement.  As of December 31, 2012 these five vessels were classified as non-current assets held for sale, and as such, the carrying amount was impaired by USD 74 million as the carrying amount is measured on the basis of fair value less costs to sell.

The total outstanding debt relating to the bank facility financing the five vessels as of December 31, 2012 was USD 121 million. The book value for the five vessels was USD 134 million as of December 31, 2012, which was equal to the market value based on broker valuations less costs to sell. The average age of the five vessels was two years as of the Restructuring.

The total outstanding debt relating to the bank facilities financing the thirteen vessels was USD 223 million as of the December 31, 2012 and the total outstanding debt relating to the bank facilities financing the four vessels was USD 107 million as of December 31, 2012. As of December 31, 2012, the book value for the thirteen vessels was USD 283 million and the book value for the four vessels was USD 182 million. The market value based on broker valuations was USD 210 million for the thirteen vessels and USD 116 million for the four vessels as of December 31, 2012. The average age of the thirteen vessels was 10 years and the average age of the four vessels was one year as of December 31, 2012.

Should any sale of vessels be effected as a result of the exercise of the options discussed above, the earning capability of the Company may be materially negatively affected.

In addition, any sale of vessels under the options may have an adverse effect on TORM's business and financial results, including TORM's liquidity, outstanding debt, fleet value, consolidated net debt, accrued interest and EBITDA (as defined under the agreement for covenant purposes) and may impact TORM's ability to comply with the financial covenants under its Financing Agreements.

Sale of vessels as a result of exercise of the options may also result in an increase of the average age of TORM's fleet, reduce TORM's competitive scale advantage, further restrict its operational flexibility, expose TORM further to negative development in vessel values, and could have a material adverse effect on TORM's future performance, results of operations, cash flows and financial position and could lead to bankruptcy or other insolvency proceedings.

TORM may not be able to meet its debt service requirements with respect to its interest-bearing debt.

TORM must dedicate a large part of its cash flows to the payment of principal and interest on its interest-bearing debt. These payments limit funds available for working capital, capital expenditures and other purposes. TORM's existing bank debt level of USD 1,904 million as of December 31, 2012, compared to an estimated market value (based on broker valuations) of USD 1,284 million of TORM's fleet, excluding finance lease vessels, as of December 31, 2012 makes TORM vulnerable to economic slowdowns and adverse developments in its business.

The Super Senior Working Capital Facility matures on September 30, 2014. If TORM's earnings do not improve, TORM may not be able to repay the principal upon maturity of the loan.

In addition, under the Financing Agreements, the Company is subject to a cash sweep clause of certain aggregate amounts of cash above USD 50 million. Annualized debt repayments of USD 100 million fall due from September 30, 2014 until December 31, 2016. TORM may not be able to service and repay its interest-bearing debt as it falls due and matures, including at the time of expiration of the periods with deferral of installments and fixed annualized debt repayments.

If TORM is not able to service and repay its debt on time, it will result in an event of default under the relevant credit facilities, which could trigger cross-default or cross-acceleration provisions included in other of TORM's credit facilities and would provide the lenders with the right to accelerate the relevant debt and foreclose on all or a portion of TORM's fleet, which would have a material adverse effect on TORM's future performance, results of operations, cash flows, and financial position, and could lead to bankruptcy or other insolvency proceedings.

Transfers of TORM's common shares among the Secured Lenders and Time Charter-in Counterparties may result in a change of control under the Financing Agreements, which would require mandatory prepayment of the outstanding indebtedness under such agreements.

The terms of the Financing Agreements provide for mandatory prepayment of the entire outstanding amount thereunder upon any person or group of persons acting in concert to gain direct or indirect control (which is defined under the Financing Agreements as the acquisition of 25% or more of TORM's common shares or voting rights) of the Company. Transfers of TORM's common shares among the Secured Lenders and Time Charter-in Counterparties (as defined in "Item 4. Information on the Company—History and Development of the Company"), which currently hold an aggregate of approximately 90% of TORM's outstanding common shares, may trigger a mandatory prepayment event under the Financing Agreements. Any mandatory prepayment as a result of a change of control could lead to the foreclosure of all or a portion of TORM's fleet and could have a material adverse effect on TORM's future performance, result of operations, cash flows and financial position, and could lead to bankruptcy or other insolvency proceedings.

The majority of TORM's outstanding common shares are held by a limited number of shareholders, which may create conflicts of interest.

As of December 31, 2012, more than 90% of TORM's outstanding common shares were held by a limited number of shareholders, including but not limited to the Secured Lenders and Time Charter-in Counterparties. The interests of these shareholders may conflict with the interests of the Company's other shareholders. In addition, conflicts of interests may exist or occur between the major shareholders themselves.

A limited number of shareholders may have the ability, either acting alone or together as a group, to influence or determine the outcome of specific matters submitted to the Company's shareholders for approval, including the election and removal of directors, amendments to the Company's articles of association, including changes to the Company's authorized share capital or any merger or acquisition.

TORM is currently prohibited from paying dividends in respect of its common shares.

Following the completion of the Restructuring, TORM must dedicate a large part of its cash flows to reimburse the interest-bearing debt under the Financing Agreements. In addition, the Financing Agreements prohibit TORM from using future earnings to pay dividends to its shareholders. After the restructured credit facilities are reimbursed, TORM may decide to review its dividend policy, however its ability to pay dividends in the future may be limited.

TORM's ability to raise funds in the equity capital markets is restricted, among other things, by the fact that TORM is currently prohibited from issuing additional common shares.

Under the Financing Agreements, TORM is prohibited from issuing additional common shares or other securities. This restriction limits TORM's ability to raise funds in the equity capital markets.

In addition, TORM's shareholders have approved an amendment to TORM's articles of association, pursuant to which future issuances of common shares against the conversion of debt or without pre-emptive rights to existing shareholders will require the consent of shareholders representing 90% of the Company's outstanding share capital and voting rights, which may also limit TORM's ability to raise funds in the equity capital markets. The above restrictions could have a material adverse effect on TORM's future performance, results of operations, cash flows and financial position.

TORM's ability to enter into derivative transactions is limited as a result of the Restructuring, which will limit TORM's ability to hedge their exposure in various transactions.

All of TORM's interest rate and currency swap transactions were closed-out as part of the Restructuring. Existing bunker hedging and Forward Freight Agreements, or FFAs, will remain in place, but TORM will not be able to enter into new derivative transactions.

As a result TORM's entire debt is now uncovered in relation to interest and currency risks, and TORM will not be able to enter into new derivative transactions to hedge its other exposures e.g. in relation to bunkers. Any changes in interest rates, currency rates, bunker prices and other prices to which TORM is exposed could therefore have a material adverse effect on TORM's future performance, results of operations, cash flows and financial position.

Under the Financing Agreements, TORM is required to limit its derivative trading to spot exchange contracts in the ordinary course of business. There will be a risk of loss resulting from the spot hedging TORM engages in and existing bunker hedging and FFAs going forward. TORM may in the future obtain consent to invest in other derivative instruments (e.g. currency or interest rate hedging) and may on that basis decide to recommence its hedging activities in such derivatives and could suffer losses from such positions which could have a material adverse effect on TORM's future performance, results of operations, cash flows and financial position.

Decreasing liquidity in the derivative market may limit TORM's ability to conduct spot commodity hedging.

In the past, TORM has taken positions in derivative instruments to hedge the risk on certain parts of TORM's business. Under the Financing Agreements, TORM is only allowed to enter spot commodity hedging arrangements in the ordinary course of business. If liquidity in these derivative markets decreases or disappears it could make it difficult or more expensive for TORM to obtain such hedging, which could have a material adverse effect on TORM's future performance, results of operations, cash flows and financial position.

Further impairment losses may lead to negative book equity value and a possible reduction in earnings.

TORM reviews the carrying amounts of assets on a quarterly basis to determine any indication of impairment either due to a significant decline in market value or in the cash flows generated by the vessels. In case of such indication, the recoverable amounts of the assets are estimated at the higher of the fair value less cost to sell and the value in use in accordance with the requirements of the IFRS accounting standards. The value in use is the present value of the future cash flows expected to derive from an asset or cash generating units. For the purpose of assessing fair value less cost to sell, management estimates the market values of the individual vessels, for which the most important parameters are the vessels' tons deadweight, the shipyard they were built at and age. management uses internal as well as external sources of information, including two internationally recognized shipbrokers' valuations.

Based on broker valuations, TORM's fleet excluding product tankers held for sale had a market value of USD 1,159 million as of December 31, 2012. This is USD 790 million less than the book value as of December 31, 2012. The book value of TORM's equity was USD 267 million as of December 31, 2012.

In accordance with the requirements of the IFRS accounting standards TORM estimates the fleet's total long-term earning potential each quarter based on future discounted cash flows. The estimated value for the fleet as of December 31, 2012 supports the book value.

As of December 31, 2012, management performed a review of the recoverable amount of the assets by assessing the recoverable amount for the significant assets within TORM's tanker and bulk divisions and TORM's investment in 50% in the shipping company FR8 Holdings Ptd. Ltd, or FR8, a company currently in liquidation.

Based on the review, management concluded:

•	Assets within the Company's bulk division, or the Bulk Division, were not impaired as the net selling price exceeded the carrying amount by USD 3 million;

•	Assets within the tanker division, or the Tanker Division, were not further impaired as the value in use was equal to the carrying amount; and

•	The carrying amount of the investment in 50% of FR8 was during 2012 impaired by USD 42 million to USD 0 in addition to the impairment losses previously recognized.

In case the market conditions do not improve in order to sustain the current 10-year historic average spot freight rates, the Company may have to make further impairments of the assets. It should be emphasized that in a forced sale the recoverable amount of the vessels would be significantly lower than the carrying amount of the vessels under a going concern assumption.

If the fair value less cost to sell of TORM's vessels or the fleets earning potential decline, it may lead to impairment losses being recognized in the consolidated financial statements. In addition, if TORM sells one or more of its vessels, the selling price may be less than the vessel's carrying value on the financial statements, resulting in a loss and a reduction in earnings. TORM may in the future need to record additional impairment losses, and loss from sale of vessels which could have a material adverse effect on TORM's future performance, results of operations, cash flows and financial position.

Variations in incoming cash flows may have a material adverse effect on TORM's future performance, results of operations, cash flows and financial position.

Due to the cyclical nature of the shipping industry and volatile freight rates, incoming cash flows may vary significantly from year to year whereas the outgoing cash flows may not be variable to the same extent and at the same time.  Significant deviations between ingoing and outgoing cash flows can thus damage the financial position of TORM and could have a material adverse effect on TORM's future performance, results of operations, cash flows and financial position.

TORM's operating results may be subject to seasonal fluctuations, which could have a material adverse effect on TORM's future performance, results of operations, cash flows and financial position.

TORM operates in markets that have historically exhibited seasonal variations in demand and, as a result, in freight rates. This seasonality may result in quarter-to-quarter volatility in operating results. The tanker segment is typically stronger in the fall and winter months in anticipation of increased consumption of oil and petroleum products in the northern hemisphere. As a result, revenues from product tankers may be weaker during the fiscal quarters ending June 30 and September 30, and, conversely, revenues may be stronger in fiscal quarters ending December 31 and March 31. The drybulk sector is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere. As a result, drybulk revenues may be weaker during the fiscal quarters ending June 30 and September 30, and, conversely, revenues may be stronger in fiscal quarters ending December 31 and March 31. This seasonality could have a material adverse effect on TORM's future performance, results of operations, cash flows and financial position.

Potential new accounting rules with respect to leases may materially affect TORM's balance sheet.

The International Accounting Standards Board is currently working on revising a number of financial reporting standards including IAS 17 Leases. The current exposure draft for a new international financial reporting standard on leases proposes that all leases entered with duration of more than one year shall be recognized as an asset with a corresponding lease liability being recognized under liabilities. It is currently not known if and when the revised standard will be become effective. TORM's balance sheet could be materially impacted by the new standard on leases. This could have a material adverse effect on TORM's future performance, results of operations, cash flows and financial position.

Risks Related to TORM's Activities

TORM's revenue is subject to fluctuation as a result of changes in spot freight rates.

TORM employs the majority of its vessels on spot voyage charters or short-term time charters. As of December 31, 2012, TORM generated 89% of its revenues from the spot market. Accordingly, TORM is impacted by any increase or decrease in market rates. If rates were to decrease further or continue at current low levels, it could have a material adverse impact on TORM's future performance, results of operations, cash flows and financial position.

TORM depends upon a few significant customers for a large part of its revenues and the loss of one or more of these customers could adversely affect its financial performance.

TORM's top ten customers accounted for 42% of its consolidated revenues in 2012 (2011:35%).

The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could have a material adverse effect on TORM's future performance, results of operations, cash flows and financial position.

TORM has a recent history of losses and may not be able to achieve or sustain positive cash flows or profitability in the future.

TORM had net losses of USD 581 million, USD 453 million, USD 135 million and USD 17 million for the years ended December 31, 2012, 2011, 2010 and 2009, respectively. Despite implementation of the Restructuring Agreement and the amendments to its Pre-Restructuring Debt Facilities (as defined in "Item 4 Information on the Company—History and Development of the Company") and Time Charter-in Counterparty contracts, TORM cannot be certain to be able to achieve or sustain positive cash flows or profitability from its operations. Its ability to achieve positive cash flows is subject to financial, regulatory, legal, technical and other factors, many of which are beyond its control.

The age of TORM's current fleet and TORM's inability to replace older vessels with younger ones vessels may adversely affect TORM's competitive position and results of operations.

Under the Financing Agreements, TORM is prohibited from acquiring vessels, including second-hand vessels. As a result of weak markets and rising fuel prices and thereby the implied need to focus on cost-optimizing measures, delivery of new and more fuel efficient vessels into the market could be expected.

The continuing increase of the average age of TORM's fleet, which was 7 years as of December 31, 2012, the sale of young vessels upon the exercise of certain option rights granted to certain of TORM's lenders, the potential entry of more fuel efficient vessels into the market and the limited ability of the Company to renew its fleet could have a material adverse effect on TORM's competitive position, future performance, results of operations, cash flows and financial position.

An increasing cost base may have a material adverse effect on TORM's future performance, results of operations, cash flows and financial position.

General administrative expenses and vessel operating expenses depend on a variety of factors, many of which are beyond TORM's control. Some of these costs, primarily relating to insurance, crewing and enhanced security measures, have been increasing and may increase in the future. An increasing cost base may have a material adverse effect on TORM's future performance, results of operations, cash flows and financial position.

TORM is subject to certain risks with respect to its counterparties, including under its hedging contracts, Contracts of Affreightment, fixed rate time charters and voyage charters, and failure of these counterparties to meet their obligations could cause TORM to suffer losses or otherwise adversely affect its business.

TORM has entered into bunker hedging contracts and employs vessels on Contracts of Affreightment, or COAs, fixed rate time charters and voyage charters. Such contracts expose TORM to counterparty risks. The ability of counterparties to live up to the obligations under a contract with TORM will depend on a number of factors that are beyond TORM's control and may include general economic conditions, the condition of the shipping industry and the overall financial condition of the counterparties. In addition, in depressed market conditions, charterers may no longer need a vessel that is currently under charter or may be able to obtain a comparable vessel at lower rates. As a result, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements, TORM could sustain significant losses which could have a material adverse effect on TORM's future performance, results of operations, cash flows and financial position.

TORM may not have adequate insurance to compensate it if one of its vessels is involved in an accident.

In the course of the fleet's operation, various casualties, accidents and other incidents may occur that may result in financial losses for TORM. For example, national and international rules, regulations and conventions mean that TORM may incur substantial liabilities in the event that a vessel is involved in an oil spill or emission of other environmentally hazardous agents.

In order to reduce the exposure to these risks, the fleet is insured against such risks as deemed appropriate by Management. The total insurance package comprises cover of risk in relation to the operation of vessels and transportation of cargoes, including personal injury, environmental damage and pollution, cargo damage, third-party casualty and liability, hull and engine damage, total loss and war. Incidents may occur where TORM's insurance package will not cover or will not adequately cover costs and/or losses, and insurance cover may not be available for some risks. Furthermore, insurance costs may rise as a consequence of unforeseen incidents, and might be affected by events beyond TORM's control.

Incidents for which TORM has not taken or cannot take out adequate insurance, or events causing the insurance premiums to rise, could have a material adverse effect on TORM's future performance, results of operations, cash flows and financial position.

Breakdowns in TORM's information technology may negatively impact TORM's ability to service customers.

TORM's ability to service customers and operate vessels is dependent on the continued operation of its information technology, or IT, systems critical to the business, including a vessel operation system containing information about vessel positions, TORM's agreements with customers and other agreements made in the market, the system recording estimated and actual hire for individual voyages, the vessel maintenance system and the Enterprise Resource Planning system. Any IT breakdowns can have a material adverse effect on TORM's future performance, results of operations, cash flows and financial position.

TORM may be exposed to fraudulent behavior, which may have a material adverse effect on TORM's future performance, results of operations, cash flows and financial position.

The risk of fraud is inherent in all industries and is not specific to the shipping industry. However, historically, the shipping industry has involved an increased risk of fraud and fraudulent behavior. TORM has established a system of internal controls to prevent fraud and fraudulent behavior, consisting of segregation of duties, authorizations for trading, purchase and approval, codes of ethics and conduct, close monitoring of TORM's financial position and a whistleblower facility. However, TORM cannot be certain that it will not be exposed to fraud or fraudulent behavior, and any such behavior can have a material adverse effect on TORM's future performance, results of operations, cash flows and financial position.

Because TORM is a non-U.S. corporation, you may not have the same rights that a creditor of a U.S. corporation may have and it may be difficult to serve process on or enforce a U.S. judgment against TORM's officers and directors and TORM.

TORM is a Danish company and its executive offices are located outside of the United States. TORM's officers and directors and some of the experts named in this document reside outside of the United States. In addition, substantially all of TORM's assets and the assets of TORM's officers, directors and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons or enforcing any judgments obtained in U.S. courts to the extent assets located in the United States are insufficient to satisfy the judgments. In addition, original actions or actions for the enforcement of judgments of U.S. courts with respect to civil liabilities solely under the federal securities laws of the United States are not enforceable in Denmark.

TORM may have to pay tax on U.S. source income, which would reduce its earnings.

Under the U.S. Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as TORM and its subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income and such income is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code or under the terms of a U.S. income tax treaty.

TORM expects that its Danish subsidiaries will qualify for tax exemption under the income tax treaty between the United States and Denmark.  However, TORM's non-Danish subsidiaries may not qualify for exemption under Section 883 of the Code for the 2012 taxable year unless it is able to obtain certain certifications from its shareholders.  As of the date of this filing, TORM has not been able to obtain these certifications. If TORM is unable to obtain these certifications, its non-Danish subsidiaries would be subject to U.S. federal income tax on TORM's U.S. source income derived during the 2012 taxable year. TORM can give no assurances on its tax-exempt status or that of any of its subsidiaries.

If TORM or its subsidiaries are not entitled to the exemption under the income tax treaty between the United States and Denmark and/or exemption under Section 883 of the Code for any taxable year, TORM or its subsidiaries would be subject during those years to a 4% U.S. federal income tax on TORM's U.S. source shipping income. The imposition of this taxation could have a negative effect on TORM's business.

U.S. tax authorities could treat TORM as a ''passive foreign investment company,'' which could have adverse U.S. federal income tax consequences to U.S. shareholders.

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

Based on TORM's current and proposed method of operation, it does not believe that it is, has been or will be a PFIC with respect to any taxable year. In this regard, TORM intends to treat the gross income it derives or are deemed to derive from its time chartering activities as services income, rather than rental income. Accordingly, TORM believes that its income from its time chartering activities does not constitute ''passive income,'' and the assets that it owns and operates in connection with the production of that income do not constitute assets that produce or are held for the production of "passive income".

There is, however, no direct legal authority under the PFIC rules addressing TORM's proposed method of operation. TORM believes there is substantial legal authority supporting TORM's position consisting of case law and U.S. Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes.  However, TORM notes that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.  Accordingly, no assurance can be given that the IRS or a court of law will accept TORM's position, and there is a risk that the IRS or a court of law could determine that TORM is a PFIC. Moreover, no assurance can be given that TORM would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of its operations.

If the IRS were to find that TORM is or has been a PFIC for any taxable year, its U.S. shareholders will face adverse U.S. tax consequences and will incur certain information reporting obligations. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse tax consequences for such shareholders), such shareholders would be subject to U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of TORM's ADSs, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of TORM's ADSs.

Risks Related to the Industry in which TORM Operates

If economic conditions throughout the world do not improve, it will have an adverse impact on TORM's operations and financial results.

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. The world economy is currently facing a number of new challenges, including uncertainty related to the European credit crisis and recent turmoil and hostilities in Korea, the Middle East and other geographic areas and countries. The deterioration in the global economy has had, and may continue to have, a negative effect on the worldwide demand for certain goods and thus shipping.

The continued economic slowdown in the economies of the United States, the European Union and certain Asian countries may further adversely affect economic growth globally.

TORM faces risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Market disruptions and any adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect its business or impair its ability to make any future financial arrangements. TORM cannot predict how long the current market conditions will last. However, these economic and governmental factors, including reform of the financial system, could have a material adverse impact on TORM's future performance, results of operations, cash flows and financial position.

Changes in the economic and political environment in China and policies adopted by the Chinese government to regulate its economy may have a material adverse effect on TORM's business, financial condition and results of operations.

TORM's industry is highly dependent on imports and exports from China and any changes in policies adopted by the Chinese government to regulate its economy may have a material adverse effect on TORM's future performance, results of operations, cash flows and financial position.

Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five-year state plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through state plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken; with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could have a material adverse impact on TORM's future performance, results of operations, cash flows and financial position.

The product tanker and drybulk vessel sectors are cyclical and volatile, and this may lead to reductions and volatility in TORM's charter rates when it re-charters its vessels, in vessel values and in TORM's results of operations.

The product tanker and drybulk vessel markets are cyclical leading to volatility in freight rates, vessel values and industry profitability.

The freight rates among different types of product tankers and drybulk vessels are highly volatile. For example, tanker freight rates have declined from historical highs reached in mid-2008, and the decline in freight rates for drybulk vessels has been even more pronounced, reaching near historically low levels in 2012.

Factors affecting the supply and growth of product tankers and drybulk vessels are:

•	the number of newbuildings on order and being delivered;

•	the number of vessels used for floating storage;

•	the number of vessels in lay-up;

•	the number of vessels scrapped for obsolescence or subject to casualties;

•	prevailing and expected future freight and charter hire rates;

•	costs of bunkers, fuel oil, and other operating costs;

•	the efficiency and age of the world product tanker and global drybulk fleets;

•	shipyard capacity;

•	port congestion and canal congestion; and

•	government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations.

Demand for product tankers and drybulk vessels is primarily determined by the quantity of cargo to be transported and the distance from origin to destination. The demand is affected by a number of external factors including:

•	world and regional economic conditions;

•	oil demand;

•	demand for bulk commodities (e.g., steel, agricultural products and coal);

•	oil price curve (influencing the level of floating storage);

•	product imbalances (affecting the level of trading activity);

•	the regulatory environment;

•	environmental issues and concerns;

•	developments in international trade;

•	climate;

•	competition from alternative energy sources;

•	armed conflicts; and

•	availability of financing and developments with interest rates.

All things being equal assuming there are no changes to our fleet composition, based on our maximum potential earning days for 2013 open as of December 31, 2012 or 24,676 earnings days, a change of USD/day of 1,000 in freight rates will currently impact the profit before tax by approx. USD 25 million. As of December 31, 2012, TORM had covered 8% of the remaining earning days in 2013 in its Tanker Division at USD/day 15,126 and 2% of the remaining earning days in its Bulk Division at USD/day 13,155.

As such, a change in freight rates can have a material adverse effect on TORM's future performance, results of operations, cash flows and financial position.

Delayed recovery in the product tanker and drybulk vessel charter markets may have an adverse effect on TORM's earnings and ability to comply with the covenants contained in its Financing Agreements.

If a sustained freight rate recovery in the product tanker and drybulk vessel markets is not experienced in the near-term, it could lead to breaches of certain financial covenants included in TORM's Financing Agreements. Any such delayed recovery in the product tanker and drybulk vessel charter markets could have a material adverse effect on TORM's future performance, results of operations, cash flows and financial position.  As of December 31, 2012, TORM was in compliance with all financial covenants under the Financing Agreements.

Because the market value of its vessels may fluctuate significantly, TORM may incur losses when it sells vessels, which may adversely affect its earnings.

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

If we sell any of our product tankers or drybulk vessels at a time when vessel prices have fallen, including upon exercise of the options that have been granted to certain of our lenders as a result of the Restructuring, the sale may be at less than the vessel's carrying amount in our consolidated financial statements, with the result that we will incur a loss. Furthermore, if vessel values fall significantly, we may have to record an impairment adjustment in respect of some of our vessels in our consolidated financial statements, which could adversely affect our financial results. In addition, the fall in vessel values could also impact on the TORM's compliance with debt covenants.

Rising fuel prices may adversely affect TORM's profits.

Fuel is a significant expense for TORM's shipping operations, except when vessels are under time charter, in which case the charterer pays the fuel costs. The price and supply of fuel is unpredictable and fluctuates based on events outside TORM's control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. As a result, an increase in the price of fuel may have a material adverse effect on TORM's future performance, results of operations, cash flows and financial position.

A shift in consumer demand from oil towards other energy sources may have a material adverse effect on TORM's business.

The majority of TORM's earnings are related to the oil industry. A shift in the consumer demand from oil towards other energy resources such as wind energy, solar energy, or water energy will potentially affect the demand for TORM's product tankers. This could have a material adverse effect on TORM's future performance, results of operations, cash flows and financial position.

TORM is subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

TORM's operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which TORM's vessels operate or are registered, which can significantly affect the ownership and operation of TORM's vessels. These requirements include, but are not limited to:

•	the U.S. Oil Pollution Act of 1990, or OPA;

•	the U.S. Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA;

•	the U.S Clean Air Act;

•	the U.S. Clean Water Act;

•	the U.S. Marine Transportation Security Act of 2002;

•	the International Maritime Organization, or IMO;

•	the International Convention for the Prevention of Pollution from Ships of 1975;

•	the International Convention for the Prevention of Marine Pollution of 1973;

•	the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by the Protocol of 1992;

•	the IMO International Convention for the Safety of Life at Sea of 1974, including the International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code;

•	the International Ship and Port Facilities Securities Code, which became effective in 2004;

•	the International Convention on Load Lines of 1966;

•	the International Code for the Construction and Equipment of Ships Carrying Liquefied Gases in Bulk;

•	Periodic surveys by classification societies to ensure TORM's vessels are safe and seaworthy; and

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

Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. TORM may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of its ability to address pollution incidents. These costs could have a material adverse effect on TORM's business, results of operations, cash flows and financial condition.

A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of TORM's operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject TORM to liability without regard to whether it was negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. Furthermore, the 2010 explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the shipping industry, and that may affect TORM's operations or require TORM to incur additional expenses to comply with such regulatory initiatives or statutes. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages.  TORM is required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although TORM has arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse impact on its business, financial condition and results of operations.

Failure to comply with customer requirements may adversely affect TORM's business and results of operations.

In addition to official laws and regulations set out by governments and industry organizations, TORM will be subject to strict requirements, primarily related to safety procedures and environment protection, set forth by its customers, such as large oil companies. Customers continuously perform inspections of vessels and headquarters (vettings) to ensure compliance with the requirements. Failure to comply with the requirements may disqualify TORM as a carrier of the customer's cargo, which may have a material adverse effect on TORM's future performance, results of operations, cash flows and financial position.

Failure of TORM's vessels to pass vessel inspections by classification societies would render the vessels.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. Classification societies are non-governmental, self-regulating organizations and certify that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. A vessel must undergo various surveys. A vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. The Company's vessels are on survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry-docked every five years for inspection of the underwater parts of such vessel. In addition, every five years, alternating with the dry-docked inspection, there is a special survey for every vessel allowing an inspection/survey every two and a half years. If any vessel fails any survey the vessel may be unable to trade between ports and, therefore, would be unemployable, which may have a material adverse effect on TORM's future performance, results of operations, cash flows and financial position.

TORM's vessels may be damaged due to the inherent operational risks of the seaborne transportation industry and TORM may experience unexpected drydocking costs, which may adversely affect its business and financial condition.

The Company's vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to its customer relationships, delay or rerouting. The protection & indemnity, or P&I, insurance coverage that TORM has arranged for its vessels covers the vessel owner's liabilities towards the owner of any damaged cargo, subject to standard international conventions limiting such liability. If its vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. TORM may have to pay drydocking costs that its insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease its earnings. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. The Company may be unable to find space at a suitable drydocking facility or its vessels may be forced to travel to a drydocking facility that is not conveniently located to its vessels' positions. The loss of earnings while these vessels are forced to wait for space or to steam to more distant drydocking facilities could have a material adverse effect on TORM's future performance, results of operations, cash flows and financial position.

Possible amendments to tonnage tax schemes could increase the overall tax liability of TORM, which may adversely affect TORM's business and financial condition.

The Company is currently subject to tonnage tax schemes in a number of countries. If the entities' participation in the Danish tonnage tax scheme is abandoned, or if the entities' level of investment and activity is significantly reduced, a deferred tax liability will become payable.

In the event that tonnage tax schemes are changed in the future, it could increase the overall tax burden of the Company, and could have a material adverse effect on TORM's future performance, results of operations, cash flows and financial position.

Acts of piracy on ocean-going vessels could adversely affect TORM's business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean, the West African Coast and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide decreased during 2012 to its lowest level since 2009, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with drybulk vessels and tankers particularly vulnerable to such attacks. If these piracy attacks result in regions in which TORM's vessels are deployed being characterized as "war risk" zones by insurers or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. TORM may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on TORM. In addition, any detention hijacking as a result of an act of piracy against the Company's vessels, or an increase in cost, or unavailability, of insurance for its vessels, could have a material adverse effect on TORM's future performance, results of operations, cash flows and financial position.

TORM's vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect TORM's reputation and the market for its securities.

From time to time, TORM may operate in countries that are subject to sanctions and embargoes imposed by the U. S. government and/or identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria. The U. S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expanded the application of the prohibitions to additional activities of companies such as TORM's, and introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In 2012, Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions was signed. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the U.S. including conducting business in U.S. dollars. Also in 2012, the Iran Threat Reduction and Syria Human Rights Act of 2012, which created new sanctions and strengthened existing sanctions, was signed into law. Among other things, the act intensifies existing sanctions regarding the provision of goods, services, infrastructure and technology to Iran's petroleum or petrochemical sector. The act also includes a provision that states in part that, if a person is transporting crude oil from Iran or transporting refined petroleum products to Iran, that person's vessels could be barred from landing at U.S. ports for up to two years.

There is a risk that from time to time TORM will not be in compliance with all applicable sanctions and embargo laws and regulations, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact TORM's ability to access U.S capital markets and could result in some investors deciding, or being required, to divest their interest, or not to invest, in TORM. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, TORM's common shares or TORM's ADSs may adversely affect the price at which TORM's securities trade. In addition, TORM's reputation and the market for TORM's securities may be adversely affected if TORM engages in certain other activities, such as entering into contracts with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of TORM's securities may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries. As such TORM's operation in countries that are subject to sanctions and embargoes imposed by the U. S. government and/or identified by the U.S. government as state sponsors of terrorism and any non-compliance with sanctions and embargoes imposed could have a material adverse effect on TORM's future performance, results of operations, cash flows and financial position.

Political instability, terrorist attacks and international hostilities can affect the seaborne transportation industry, which could adversely affect TORM's business.

Terrorist attacks such as those in New York on September 11, 2001, in London on July 7, 2005, and in Mumbai on November 26, 2008, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world's financial markets and may affect TORM's business. Continuing conflicts and recent developments in the Middle East, including Syria, and North Africa, and the presence of U.S. and other armed forces in the Middle East, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect the Company's ability to obtain additional financing on terms acceptable to the Company or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse effect on TORM's future performance, results of operations, cash flows and financial position.

Governments could requisition TORM's vessels during a period of war or emergency, resulting in loss of earnings.

A government could requisition for title or seize TORM's vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition TORM's vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated freight rates. Generally, requisitions occur during a period of war or emergency. As of the date of this annual report, none of TORM's vessels have been requisitioned by a government for title or hire; however, government requisition of one or more of TORM's vessels could have a material adverse effect on TORM's future performance, results of operations, cash flows and financial position.

Risks Related to TORM's Employees

TORM may be unable to attract and retain qualified, skilled employees or crew necessary to operate its business.

The ability to recruit and retain qualified employees is important to TORM. There can be no assurance that TORM will be able to attract and retain such employees on reasonable terms in the future. TORM's ability to attract and retain employees in the future may be affected by the reduction of TORM's fleet as a result of the Restructuring, TORMs restricted operational flexibility and TORMs financial position.

Furthermore, TORM employs staff in a number of countries and the crew on its vessels, all of which are covered by international rules of employment. Changes are made on an ongoing basis to international rules of employment and this may have a material influence on TORM's liberty to man vessels.

If TORM is not able to attract and retain qualified employees on reasonable terms in the future, and/or if changes are made to international rules of employment, influencing TORM's liberty to man vessels, it could have a material adverse effect on TORM's future performance, results of operations, cash flows and financial position.

TORM may not be able to obtain or maintain adequate insurance to cover liability for industrial injuries that may occur in the ordinary course of TORM's business.

TORM has from time to time been involved in legal proceedings relating to injuries incurred by employees while working for TORM and there is a risk that TORM in the future will be a party to such proceedings. If it is not possible to obtain or maintain adequate insurance coverage for its liabilities related to industrial injuries, including if insurance coverage cannot be obtained on reasonable terms, or if the insurance coverage is insufficient, TORM may incur substantial liabilities and/or costs, and this could have a material adverse effect on TORM's future performance, results of operations, cash flows and financial position.

Industrial disputes resulting in work stoppages, strikes and/or work disruptions may adversely affect TORM's business.

TORM has in the past implemented and will potentially continue in the future to implement Restructuring measures including divesting or closing down business activities, reducing its workforce and negotiating collective agreements with trade unions. In particular, Restructurings, but also other factors such as disagreements concerning ordinary or extraordinary collective bargaining, may damage TORM's reputation and the relationship with its employees and lead to labor disputes, including work stoppages, strikes and/or work disruptions, which could have a material adverse effect on TORM's future performance, results of operations, cash flows and financial position.

Risks Related to Currency and Interest Rate Risks

Because TORM generates nearly all of its revenues in U.S. dollars, but incurs some of its expenses in Danish Kroner and other currencies, exchange rate fluctuations could adversely affect TORM's results of operations.

TORM uses U.S. Dollars, or USD, as the functional currency because the majority of the Company's transactions are denominated in USD. Thus the Company's exchange rate risk is related to cash flows not denominated in USD. The primary risk relates to transactions denominated in Danish Kroner, or DKK, Euros, or EUR, Japanese Yen and other major currencies, and relates to administrative and operating expenses.

In 2012, TORM generated nearly all of its revenues in USD but incurred approximately 89% of its expenses in USD, approximately 8% in DKK and the remaining balance in EUR, Japanese Yen and other major currencies. Under the Financing Agreements, TORM is no longer allowed to hedge its foreign currency exposure. A change in exchange rates could have a material adverse impact on TORM's future performance, results of operations, cash flows and financial position.

Interest rate fluctuations, including the recent volatility in LIBOR, may significantly affect TORM's loan payments, which could adversely affect TORM's profitability, earnings and cash flow.

As of December 31, 2012, all of TORM's bank debt of USD 1,904 million bore interest rates fluctuating with LIBOR. Under the Financing Agreements, TORM is not allowed to hedge its interest rate exposure.

If LIBOR were to increase, it would increase the amount of interest payable on the debt, which could a material adverse effect on TORM's future performance, results of operations, cash flows and financial position.

Risks Related to Litigation

TORM may be subject to litigation that, if not resolved in its favor and not sufficiently insured against, could have a material adverse effect on TORM.

TORM and its activities are subject to both Danish and foreign laws and regulations many of which include legal standards, which are subject to interpretation, and TORM is party to agreements and transactions, including in connection with the Restructuring, involving matters of assessment of interests of various stakeholders and valuation of assets, liabilities and contractual rights and obligations. Furthermore, TORM may be subject to the jurisdiction of courts or arbitration tribunals in many different jurisdictions.

TORM's counterparties and other stakeholders or authorities may dispute the Company's compliance with laws and regulations or contractual undertakings, or the assessments made by the Company in connection with its business and the entry into agreements or transactions. The outcome of any such dispute or legal proceedings is inherently uncertain, and may include payment of substantial amounts in legal fees and damages or that a transaction or agreement is deemed invalid or voidable and such proceedings or decisions could have a material adverse effect on the Company's future performance, results of operations, cash flows and financial position.

TORM is currently involved in a general investigation by the Danish tax authorities which have carried out a control visit relating to the application of withholding taxes in connection with dividend distributions. The control visit was conducted by the Danish tax authorities as part of a wider campaign aimed at Danish companies who have paid dividends to entities in European low tax jurisdictions. No claims have been raised by the Danish tax authorities as of the date of this annual report.

If a claim is raised by the Danish tax authorities as a result of such investigation or other cases or proceedings the Company may be involved in now or in the future is determined to TORM's disadvantage, it may result in fines, default under the Financing Agreements, damages or reputational damage and could have a material adverse effect on the Company's future performance, results of operations, cash flows and financial position.

Maritime claimants could arrest TORM's vessels, which could interrupt TORM's operations, resulting in a loss of earnings.

Crew members, suppliers of goods and services to a vessel, shippers of cargo, Secured Lenders, Time Charter-in counterparties and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions a maritime lien holder may enforce its lien by arresting a vessel and commencing foreclosure proceedings. In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in the fleet for claims relating to another of TORM's vessels. The arrest or attachment of one or more of TORM's vessels could interrupt operations and require TORM to pay a substantial sum of money to have the arrest lifted, which could result in a loss of earnings and have a material adverse effect on TORM's future performance, results of operations, cash flows and financial position.

Risks related to TORM's American Depository Shares

TORM's ADSs may be delisted from the Nasdaq Capital Market, which could negatively impact the price of TORM's ADSs.

TORM's ADSs are currently listed on the Nasdaq Capital Market, or Nasdaq. TORM's ability to retain its listing is contingent upon compliance with Nasdaq listing requirements. The listing standards of Nasdaq provide, among other things, that a company may be delisted if the bid price of its stock decreases below $1.00 for a period of 30 consecutive business days and the company is unable to meet the minimum bid requirement within the period provided by Nasdaq.

In December 2011, TORM was notified by Nasdaq that it was no longer in compliance with Nasdaq Listing Rule 5450(a)(1) because the closing bid price of its ADSs for 30 consecutive business days had been below the minimum $1.00 per share bid price requirement for continued listing on Nasdaq. In response, TORM conducted a change in the ratio of its ADSs to its common shares from 1:1 to 1:10, which was effective as of November 2012. TORM regained compliance during December 2012 when, during the applicable grace period, the closing bid price of its common stock was at least $1.00 per share for a minimum of ten consecutive business days. TORM is currently in compliance with all applicable Nasdaq listing standards

Further declines in the trading price of TORM's ADSs may cause it to fail to meet certain of Nasdaq's continuing listing standards in the future, which could result in the delisting of its ADSs.

In addition, at the Company's Annual General Meeting held on April 11, 2013, the Company's shareholders voted to authorize the Company to terminate its American Depositary Receipt program and allow the Company to acquire a limited number of its own shares as well as delist the Company's ADSs from Nasdaq and deregister the Company's securities under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, the result of which would be that there would no longer be an active public market for the ADSs and the Company would no longer be subject to Exchange Act reporting requirements.

If TORM's ADSs cease to be traded on the Nasdaq or on another national securities exchange, you may not have a fully liquid market in which to sell them.  Therefore, you may not be able to sell ADSs at the time and at the price you desire.

There may be no active public market for you to resell TORM's ADSs, and to the extent there is, the price of TORM's ADSs may be volatile, and may fluctuate due to factors such as:

•	actual or anticipated fluctuations in TORM's financial results;

•	mergers and strategic alliances in the shipping industry;

•	market conditions in the industry;

•	changes in government regulation;

•	fluctuations in TORM's quarterly revenues and earnings and those of TORM's publicly held competitors;

•	shortfalls in TORM's operating results from levels forecast by securities analysts;

•	announcements concerning TORM or its competitors; and

•	the general state of the securities market.

Historically, the shipping industry has been highly unpredictable and volatile. The market for ADSs in the shipping industry may be equally volatile. The Copenhagen Stock Exchange is smaller and less liquid than the major securities exchanges or markets in the United States. The trading volume of TORM's common shares on the Copenhagen Stock Exchange has been volatile. It may be hard to predict future trading levels or volatility. Consequently, you may not be able to sell ADSs at the time and at the price you desire.

Holders of TORM's ADSs may experience delays in receiving information and materials not experienced by TORM's common shareholders.

The ADSs are securities that have been issued by a depository with whom TORM has deposited its common shares. The depository is responsible for distributing notices and voting materials to holders of the ADSs. If there is any delay in such distributions on the part of the depository, you may not receive such dividends or materials concurrently with holders of TORM's common shares in Denmark, and may not receive such materials in time for you to instruct the depository to vote.

ITEM 4.                           INFORMATION ON THE COMPANY

History and Development of the Company

TORM is an international carrier of refined oil products and also a participant in the drybulk market. The Company's core business philosophy is to meet customers transport needs with an emphasis on safety, environmental responsibility and customer service. TORM is headquartered in Hellerup, Denmark and conducts business worldwide, with offices in Mumbai, India, Manila, Philippines, Singapore, Stamford, Connecticut and Rio de Janeiro, Brazil.

The Company was founded in 1889 by Captain Ditlev E. Torm and Christian Schmiegelow and TORM celebrated its 120th anniversary in 2009. Within the first 10 years the fleet consisted of four vessels, and in 1905 the Company was listed on the Copenhagen Stock Exchange. In the 1910s the Company began to sail international voyages and expanded its activities with the ordering of its first refrigerated vessel in the 1920s and delivery of its first motorised ship in 1933. During World War II, the Company lost 13 vessels and 41 employees but quickly recovered following the end of the war and increased the number of its sailing routes. During the period of 1950-1990 TORM was an active participant in the consolidation of the product tanker market and continued to secure the Company's status as a leading global product tanker company. In the early 2000s the Company's liner and offshore marine service activities were divested.

During the period from 2006-2008 the Company was focused on increasing the size of its fleet. The Company ordered 19 newbuildings in this period and chartered in 21 vessels on long term contracts. In addition, in 2007 the Company made its largest acquisition ever when acquiring the U.S. shipping company OMI Corporation in collaboration with Teekay Shipping Corporation (NYSE:TK). The Company acquired a total of 26 product tankers including 11 MR tankers, 13 Handysize tankers and two were LR1 tankers.

During 2012, TORM took delivery of two MR newbuildings, TORM Arawa and TORM Anabel, with a total cost of USD 103 million financed via existing bank facilities, and sold two product tankers, TORM Lana and TORM Ugland, for gross sale proceeds of USD 37 million.  In addition, TORM cancelled one newbuilding contract with scheduled delivery in 2014 with a total loss of USD 2 million. The sales and cancellations were completed as part of TORM's efforts to generate liquidity and reduce debt while negotiating the Restructuring. As part of the Restructuring, TORM redelivered one finance lease vessel.  See "Item 5. Operating and Financial Review and Prospects – D. Property, Plant and Equipment" for a more detailed discussion of the Company's fleet.

In 2008, TORM appointed new executive management, comprised of CEO Jacob Meldgaard and CFO Roland M. Andersen. However, CEO Jacob Meldgaard did not join the Company until April 2010 due to a non-competition clause.

During the financial crisis and the slowdown of the global economy starting in late 2008, which resulted in low freight rates and depressed vessel values, TORM's financial situation gradually deteriorated. As a consequence, TORM initiated a dialogue with its creditors and achieved a temporary standstill agreement with its secured lenders, or the Secured Lenders, in December 2011, which was extended several times afterwards. In April 2012, TORM announced that it had signed a conditional agreement in principle with its Secured Lenders and certain of its major time charter-in counterparties, or the Time Charter-in Counterparties, regarding a long-term financing solution which formed the basis of a Restructuring that ultimately included a Framework Agreement, Financing Agreements and a Restructuring Agreement reached with the Company's Secured Lenders and Time Charter-in Counterparties, or the Restructuring.

Prior to the completion of the Restructuring, TORM had a number of short and long-term borrowing facilities, or the Pre-Restructuring Debt Facilities. These facilities had different terms, including covenants, maturities, securities and amortization schedules. In addition, the Company had a number of off-balance sheet liabilities, primarily related to time charter agreements, which had a significant negative impact on the Company's earnings and liquidity.

During 2012, TORM reached a Restructuring agreement with its Secured Lenders and Time Charter-in Counterparties, or the Restructuring Agreement, while simultaneously instituting considerable operational improvements.  The Restructuring Agreement provided for the deferral of bank debt, new liquidity and substantial savings from the restructured time charter fleet.  TORM also secured a new working capital facility of $100 million until September 30, 2014, or the Super Senior Working Capital Facility, and entered into a framework agreement with its Secured Lender, which aligned key terms and conditions as well as financial covenants across all existing debt facilities and all maturities on existing credit facilities were adjusted until December 31, 2016, or the Framework Agreement.  We refer to the Framework Agreement and the Super Senior Working Capital Facility as the Financing Agreements.  The amount of bank debt was not reduced after the Restructuring.  Under the terms of the Framework Agreement, interest on the existing debt will only be paid if the Company has sufficient liquidity or otherwise deferred until at least June 30, 2014 with a potential extension until September 30, 2014. The Company will pay interest on the Super Senior Working Capital Facility. The new Financing Agreements provide a deferral of installments on the existing bank debt until September 30, 2014, if certain conditions are met. During this period, rescheduled principal amortization only falls due if the Company has sufficient liquidity and provided that TORM generates sufficient cash, specific cash sweep mechanisms will apply. Certain specific option rights were agreed upon with three bank groups that may trigger a sales process for up to 22 vessels and repayment of the related debt. Only one bank group has exercised the option on five vessels, and TORM has subsequently accounted for the five vessels as non-current assets as held for sale in the Company's consolidated financial statements, resulting in an impairment loss of USD 74 million.

In January 2013, the Company conducted an Extraordinary General Meeting.  At the meeting, shareholders ratified the amendment of the Company's articles of association, including adopting certain minority protection rights, pursuant to which the Company's issuance of shares against conversion of debt or issuance of shares without pre-emptive rights for existing shareholders require consent from shareholders representing 90% of the Company's share capital and voting rights.  Furthermore, four new members were elected to the Company's board of directors.

On April 11, 2013 at the Company's annual general meeting, the Board of Directors were authorized to terminate the Company's ADS program and request a delisting of the Company's ADSs from Nasdaq and the deregistration of the Company's securities under the Exchange Act.  In addition, the Board of Directors was also authorized to approve the repurchase of the Company's ADSs with a maximum investment of 145,600 Danish Krone subject to a total holding limit of 3% of the total share capital of the Company at a purchase price of the ADSs equal to the reported share price of the Company quoted at the time of the purchase, subject to a 10% deviation.

Business Overview

The Fleet

As of March 31, 2013, our fleet of owned and finance leased vessels consisted of 65 product tankers and 2 dry bulk carriers. The total tonnage of those vessels is approximately 3.8 million dwt. In addition, we chartered-in 11 product tankers and 28 dry bulk carriers and commercially managed approximately 20 vessels for third-party owners and charterers.

For an overview of our fleet please refer to "Item 4D, Information on the Company – Property, Plant and Equipment" and for details of our investment activities please refer to Item 5A.

Our product tanker division is primarily engaged in the transportation of refined oil products such as gasoline, jet fuel, and naphtha and gas oil. We own and operate four sizes of product carriers and, secondarily, a small part of the Tanker Division is engaged in the transportation of crude oil. The largest vessels are Aframax (LR2) tankers of approximately 100,000 to 105,000 dwt that primarily transport naphtha between the Arabian Gulf and Japan and other East Asian countries. The second largest vessels are Panamax tankers, which are tankers of approximately 80,000 to 85,000 dwt. The third largest vessels are Handymax (MR) product tankers of approximately 40,000 to 50,000 dwt. Finally we operate Handysize product tankers of up to 40,000 dwt. Panamax, Handymax and Handysize product tankers operate in the above mentioned areas and in the U.S., Africa, Europe and the Caribbean.

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

Each of our vessel categories generates gross profits (net earnings from shipping activities) by operating owned and chartered-in vessels. Over the last three financial years the contribution to net earnings from shipping activities per division has been as follows:

Division	2010	2011	2012 *
Product Tankers	86%	113%	139%
Dry Bulk Vessels	14%	(13)%	(39)%

*           Excluding Restructuring effects.

Please refer to "Item 5. Operating and Financial Review and Prospects" for a description of revenue and gross profit per division.

Management of the Fleet

Our vessels are employed primarily in the spot market and 10 of our vessels are managed through a cooperative arrangement with Mærsk A/S under the LR2 pool (described below).  The remainder of our vessels, from time to time, are employed on a mix of bareboat charters, time charters and contracts of affreightment.  Other than the commercial management services provided by the LR2 pool, we provide the operations, chartering, technical support, shipyard supervision, insurance and financing management services necessary to support our fleet. Our chartering staff, as well as our fleet's management personnel, is mainly located in our head office in Copenhagen and at our office in Singapore. Our staff makes recommendations to our senior management regarding the chartering of our vessels, as well as identifying when opportunities arise to buy or sell a vessel. We also have offices in Manila, Tokyo, Stamford, USA, Rio De Janeiro, Brazil and Mumbai, India, but all decisions relating to the vessels we manage are made or approved in our offices in Copenhagen and Singapore.

Product Tanker Pooling Arrangements

Since 2011, TORM has served as pool manager together with Maersk A/S of the LR2 Pool, as defined below, in which the Company participates with approximately 10 LR2 vessels. As pool manager TORM receives a chartering commission income to cover the expenses associated with this role. The chartering commission income is calculated as a fixed percentage of the freight income from each charter agreement. If the pool does not earn any freight income, TORM will not receive any commission income. The commission income is recognized in the income statement under 'Other operating income' simultaneously with the recognition of the underlying freight income in the pool.

The LR2 Pool

As of December 31, 2012, the LR2 Pool was comprised of 30 double-hull Aframax tankers, including 10 of our vessels, which mainly trade clean petroleum products. TORM has, as pool participant, entered into an LR2 pool agreement with Mærsk A/S as pool participant and with the limited partnership LR2 Management K/S as commercial manager. Long Range 2 A/S is the general partner of LR2 Management K/S. Both LR2 Management K/S and Long Range 2 A/S are owned by TORM and Mærsk A/S in equal shares. Under the LR2 pool agreement, the pool participants place LR2 vessels (large product tankers) in commercial management with LR2 Management K/S. The pool participants may mutually terminate the LR2 pool agreement on December 31 of any year provided a pool board resolution has been made approving such dissolution not less than 6 months earlier. Alternatively, any pool participant may withdraw any or all of their vessels from the pool, provided the vessels' current employment has been completed. If a pool participant withdraws all its vessels, it will cease to be a pool participant. The LR2 pool agreement is governed by English law. The relationship between TORM and Mærsk A/S as joint owners of LR2 Management A/S and Long Range 2 A/S is governed by an agreement containing provisions in respect of, inter alia, unanimity in decision-making, deadlock provisions, re-negotiation rights if a party's number of vessels within the LR2 pool materially decrease and exit provisions, including an obligation to offer the ownership stake to the other party if a party withdraws from the LR2 pool. The agreement is subject to Danish law.

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

The Industry – Tankers

Product tanker freight rates continued to be under pressure in 2012 as the markets continued to suffer from tonnage oversupply. Global economic growth indicators were sluggish, which hampered the global oil consumption and subsequently the refined oil product transportation. Asset prices for product tankers declined during 2012.

During the first quarter of 2012, the freight markets for especially the larger segments, such as Long Range tankers, or LRs, continued to experience low freight rates since the end of 2011. This was mainly due to reduced demand for naphtha in the Eastern Hemisphere and a weak Arabian Gulf market impacted by temporary refinery closures and limited arbitrage opportunities.  The freight rates for medium-sized vessels, or MRs, were positively influenced by Brazilian imports leading to increasing amounts of ton-miles. However, lower imports and domestic demand of gasoline in the U.S. put the market under pressure.

During the second quarter of 2012, jet oil arbitrage opportunities developed in Europe, increasing the freight rates for LRs in the Eastern Hemisphere. The MR freight rates were negatively affected in the Western Hemisphere by a lack of diesel arbitrage opportunities between the U.S. and Europe as well as closed arbitrage for gasoline from Europe to the U.S. due to weaker U.S. East Coast demand.

During the third quarter of 2012, freight rates continued at low levels, mainly due to mixed global growth signals and a supply overhang of tonnage. The eastern market was stronger, and LRs were supported by the increased long haul fixtures from the Arabian Gulf to Brazil and the naphtha trade in general, together with the distillate arbitrage opportunities from the Middle East to the West. The western market remained weak, and MRs were impacted by planned refinery maintenance in Europe and continued limited diesel trade from the US Gulf to Europe. Rates firmed up following a refinery explosion in Venezuela, leading to increased long haul trades from the US Gulf. MRs were positively impacted by new trades created by the permanent closures of refineries in Australia.

The fourth quarter of 2012 showed a positive development in MR freight rates in the West triggered by hurricane Sandy's effects on the U.S. east coast at the end of October, which had a short-term impact, leading to product supply disruptions through refinery shutdowns and reduced productivity. At the same time, refinery outages on the U.S. west coast positively impacted the ton-miles factor through an increased product flow from the U.S. Gulf and the Far East. The eastern market was positively impacted by continued distillate arbitrage opportunities in Europe, increased naphtha demand, arbitrage opportunities driven by an improved economic outlook in the Far East economies and an increasing demand for ethylene in China.

Tanker - Demand and Supply

Demand

There is a correlation between freight rates, total vessel utilization and GDP growth and global oil demand. TORM's forecasted demand for transportation of refined oil products is based on various additional factors such as an expansion of the refinery capacity dislocated from the consumption areas, changes to transport patterns and port days.

Refinery Capacity and Transportation- (TON-MILES)

According to industry sources, the net global refinery capacity is estimated to grow by approximately 3.8 million barrels/day during 2013- 2015. The majority of the refinery additions are located in Asia, in particular in China and India, and in the Middle East. With refinery capacity additions outpacing growth in local demand, a significant part of this new production is expected to be transported in long hauls by product tankers, mainly to Europe, South America and the USA, where demand outpaces local refinery capacity and refineries are being closed. This figure only includes the confirmed closure of refineries. Several U.S. and European-based refineries may also be closed as they are currently held for sale due to unattractive refining margins.

TORM anticipates the following major changes to refined oil product transportation patterns:

•	An aggregate decline in gasoline imports but an increase of imports from the Middle East and India to the U.S. east coast;

•	An increase in imports of middle distillates to Europe from the U.S. Gulf, the Middle East and India;

•	An increase in imports of all products to South America and specifically to Brazil from all continents and especially from the U.S. Gulf;

•	A decline in trade from China to the Arabian Gulf (e.g. gasoline); and

•	An increase in trade to West Africa from Europe, the Arabian Gulf and South East Asia.

Increase in Oil Demand

According to industry sources, oil demand is expected to increase by approximately 1.0% or 0.9 million barrels/day to 90.8 million barrels/day in 2013. During 2014 and 2015, cumulated oil demand is expected to grow by 1.4% per year. The non-OECD areas, especially China, the Middle East, Russia and Brazil, are expected to be the areas with the strongest growth in oil demand.

The product tanker ton-miles demand is estimated to have a compound annual growth rate of approximately 3% p.a. during 2013-2015.

Swing Factors

A central element in understanding the product tanker market is the swing factors. Swing factors are by definition unpredictable and can create sudden spikes in the product tanker market.

Swing factors are typically major events such as hurricanes, embargoes, wars, political intervention, strikes, blockage of waterways and ports, geographical product shortages and unforeseen disruptions to refinery production. Other known factors include slow steaming and potential substitution of product tanker tonnage between crude and product transport. The use of product tanker vessels for floating storage purposes as seen in 2009 and 2010 is also an example of a swing factor.

Other significant uncertainties are related to newbuilding order activity and potential changes to China's import and/or export requirements.

Supply

According to industry sources, the existing global product tanker fleet at the end of 2011 consisted of a total of 2,492 vessels: 225 LR2 vessels, 330 LR1 vessels, 1,253 MR vessels and 684 Handysize vessels. At the end of 2012, the global product tanker fleet totaled 2,535 vessels, comprising 228 LR2 vessels, 339 LR1 vessels, 1,287 MR vessels and 681 Handysize vessels. This corresponds to an overall fleet growth of 1.8% (2.2% in terms of capacity), ranging from 0.4% for Handysize vessels to 2.7% for LR1 and MR vessels.

These developments are a function of the existing product tanker order book, newbuilding orders, cancellations, postponed deliveries of orders, referred to as slippage, and phasing out of older product tankers.

NEWBUILDING ORDER BOOK

At the end of 2012, the existing order book of product tankers for delivery from 2013 to 2015 amounted to 257 vessels: 15 LR2 vessels, 18 LR1 vessels, 198 MR vessels and 26 Handysize vessels. This corresponds to a gross increase between 2013 and 2015 of between 4% and 15%, depending on the segment, which is one of the lowest order books in the shipping industry.

New contracting in 2012 increased by 125% as a result of newbuilding prices slipping to a nine-year low and new fuel efficient designs becoming available. During 2012, more than 80% of orders placed were in the MR segment.

CANCELLATIONS AND POSTPONEMENTS

Since the global financial downturn that began in 2008, shipyards and shipping companies have cancelled newbuilding orders and generally renegotiated newbuilding contracts. TORM estimates that the cancellation of newbuilding orders has already reduced the original global product tanker order book for 2013-2015 by 10%.

In both 2011 and 2012, approximately 30% of scheduled deliveries did not materialize due to cancellations and delivery slippage. While some slippage is expected in upcoming years, it is unlikely that the rate of slippage will be as high as it has been in recent years.

PHASING OUT OF OLDER AND SINGLE-HULLED VESSELS

International Maritime Organization (IMO) regulations on single-hulled tankers have already resulted in the majority of these older vessels being phased out. In 2012, approximately three quarters of vessels scrapped were double hulls.  Older vessels will continuously be phased out, as it is increasingly difficult to trade older tonnage. It is expected that approximately 6% of existing vessels in the global fleet will be phased out or scrapped between 2013 and 2015. Roughly 11% of the Handysize segment is estimated to be phased out between 2013 and 2015.

NEWBUILDINGS

TORM anticipates that there will be limited ordering of new product tankers that can be delivered before the end of 2014. The Company expects that new ordering activity for 2013 and 2014 will be at the same annual level as 2012 (based on capacity).

The product tanker supply is estimated to have a compound annual growth rate of approximately 2% between 2013 and 2015.

The Industry – Dry Bulk Fleet

According to industry sources, the global bulk fleet grew by approximately 10% in 2012, despite many vessels being scrapped. Net supply growth is estimated to have been positively impacted by slow steaming, lay-up and congestion. Growth in trade volumes in 2012 reached approximately 5%, driven in part by increased Chinese iron ore imports. Dry bulk demand measured in ton-miles is estimated to have increased less, in part because Brazil has been losing its market share in the Asian iron ore market.

Bulk asset prices gradually declined during 2012 due to a high number of newbuilding deliveries that exceeded demand growth. For example, industry sources estimate that the price for a five-year-old second-hand Panamax bulk carrier decreased by 30% during 2012.

The dry bulk spot market was volatile during 2012, driven by seasonality and events such as drought in the U.S. grain season, the Indonesian raw material export ban and tropical storms Isaac and Sandy.

Freight rates in the Panamax segment moved between 3,500 and 13,000 USD per day, with an average market level of 7,679 USD per day.  According to industry sources, this is approximately 45% below 2011 levels. In addition, the bulk freight market was suffering from general economic unrest, particularly regarding the Eurozone area, and a high influx of new tonnage. As a consequence, the bulk freight market reached the lowest level experienced in the Baltic Dry Index in more than a decade.

In the first quarter of 2012, freight rates were under pressure due to a large number of seasonal newbuilding deliveries. Furthermore, the market was negatively influenced by slower growth in Chinese commodity demand and a delay in the South American grain season.

The second quarter of 2012 began with increased demand as a result of South American grain coming into season. However, general macroeconomic uncertainty and events including the Indonesian export ban led to overall negative movement. Larger segments suffered from high tonnage inflow and a decline in volumes from high iron ore prices and high stock levels in Chinese ports.

In the third quarter of 2012, the bulk market remained under pressure. The Pacific market was impacted by the monsoon season.  In the Atlantic, freight rates were adversely affected by logistical disruption caused by the tropical storm Isaac, as well as a drought that lead to the lowest North American grain yield in six years.

The fourth quarter of 2012 was negatively affected by seasonal decline in freights.

Demand

Industry sources indicate that iron ore and coal commodities represent about 60% of total seaborne dry bulk transportation. TORM does not expect major changes in trading patterns for these bulk commodities, but does expect China and other growing Asian economies to continue to be the major importers of dry bulk commodities.

The global seaborne iron ore trade is projected to increase by 6% in 2013, compared to 5% in 2012. According to industry sources, China is the world's largest steel producer and its iron ore consumption is expected to grow by 5% during 2013. In 2012, China sourced about 50% of its iron ore from the import markets. TORM expects this ratio to increase if iron ore prices decline again.

The global seaborne coal trade is projected to grow by approximately 7% in 2013. The largest market for coal is Asia, which accounts for about 65% of the global consumption of both steam coal for electricity generation and coking coal for steel production. China alone accounts for roughly half of the global coal consumption, and it sourced 95% of its needed resources from domestic production in 2012.

Seaborne transportation demand is estimated to increase by approximately 4% in 2013.

TORM expects demand growth to be approximately 4% per annum, to be exceeded by a net fleet growth of 4-6% per annum, even after adjusting for cancellations, slippage and scrapping.

Supply

According to industry sources, the volume of expected newbuilding deliveries in 2013 is estimated to be about 55-65 million dwt, which is 5-10 million dwt less than actual deliveries in 2012. The Panamax segment is predicted to incur the largest net fleet growth of 7-8%.

TORM anticipates that scheduled newbuilding deliveries for 2013 will be partially offset by cancellations and delivery slippage, as was the case in 2011 and 2012, due to limited financing availability and continued pressure on freight rates.

Significantly, weak asset prices combined with strong steel prices will continue to increase incentives for scrapping older vessels. In 2012, a total of 32 million dwt was scrapped, which corresponds to 5% of the existing fleet. Industry sources project that a similar number will be scrapped during 2013.

Adjusted for an expected scrapping of 30-35 million dwt, the net fleet growth from 2012 to 2013 is expected to be around 4-6%.

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

During 2012, part of the tanker fleet operated in pools.  Within each pool, a vessel may be time chartered out by the pool manager, but the charterhire is divided among all of the vessels in the pool and therefore does not provide us with the steady income normally associated with time charters. Each pool manager will determine the number of vessels to be time chartered depending on charterhire rates and pool board strategy. Vessels in our pools that are not time chartered generally trade in the spot market. However, the pools do enter into contracts of affreightment, which provide a guaranteed fixed income over a period of time. During 2012, part of the tanker fleet operated in pools.

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

In 2012, TORM's top 10 customers accounted for 42% of its consolidated revenues (2011:35%) and one customer accounted for 8% of its consolidated revenue (2011: 10%, 2010: 11%).

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

The IMO's Maritime Environment Protection Committee, or MEPC, adopted amendments to Annex VI on October 10, 2008, which were entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulphur contained in any fuel oil used on board ships.  As of January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur (from the current cap of 4.50%).  By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.

Sulfur content standards are even stricter within certain "Emission Control Areas," or ECAs.  By July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), which is further reduced to 0.10% on January 1, 2015.  Amended Annex VI establishes procedures for designating new ECAs.  Currently, the Baltic Sea and the North Sea have been so designated.  Effective August 1, 2012, certain coastal areas of North America were designated ECAs, as will the applicable areas of the United States Caribbean Sea adjacent to Puerto Rico and the U.S. Virgin Islands, effective January 1, 2014.  If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. It makes the Energy Efficiency Design Index (EEDI), for new ships, mandatory and the Ship Energy Efficiency Management Plan (SEEMP) apply to all ships.

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

Safety Management System Requirements

IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. The Convention on Limitation of Liability for Maritime Claims was recently amended and the amendments are expected to go into effect on June 8, 2015. The amendments alter the limits of liability for loss of life or personal injury claims and property claims against shipowners.

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

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, lead to decreases in available insurance coverage for affected vessels or result in the denial of access to, or detention in, some ports. As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificate will be maintained.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.  Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.  For example, on August 15, 2012, the U.S. Bureau of Safety and Environment Enforcement (BSEE) issued a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices.  Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.

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

The U.S. Clean Water Act

The U.S. Clean Water Act of 1972, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.  Furthermore, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent then U.S. federal law.

The United States Environmental Protection Agency, or EPA, has enacted rules requiring a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in United States waters. The EPA has issued a 2013 Vessel General Permit that will go into effect, and replace the current Vessel General Permit upon its expiration on December 19, 2013. This permit focuses on authorizing discharges incidental to operations of commercial vessels and the new version contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.  We have submitted NOIs for our vessels where required and do not believe that the costs associated with obtaining and complying with the VGP will have a material impact on our operations.

U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters.  As of June 21, 2012, the U.S. Coast Guard implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters.  The revised ballast water standards are consistent with those adopted by the IMO in 2004.

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

Since July 1, 2009, the State of California requires that both U.S. and foreign flagged vessels, subject to specified exceptions, use reduced sulphur content fuel of 1.5% for marine gas oil or 0.5% for diesel oil when operating within 24 nautical miles of California's coastline. As of August 1, 2012, only marine gas oil with a sulfur content of no more than 1% or marine diesel oil with a sulfur content of no more than .5% is allowed.  By January 1, 2014, only marine gas oil and marine diesel oil fuels with 0.1% sulfur will be allowed.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. However, in July 2011 the MEPC adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships that entered into force in January 2013. Currently operating ships will be required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile, outlined in the Energy Efficiency Design Index, will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is also planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

International Labour Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. On August 20, 2012, the required number of countries was met and MLC 2006 was ratified, and is expected to enter into force on August 20, 2013. The ratification of MLC 2006 may require us to develop new procedures to ensure full compliance with its requirements.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in-class" by a classification society that is a member of the International Association of Classification Societies.  The International Association of Classification Societies issued draft harmonized Common Rules, that align with the IMO goal standards, for industry review in 2012, expected to be adopted in winter 2013.  All our vessels are certified as being "in-class" by Lloyd's Register or Det Norske Veritas.  All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memoranda of agreement. If the vessel is not certified on the scheduled date of closing, we have no obligation to take delivery of the vessel.

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

Organizational Structure

The table below sets forth the Company's principal subsidiaries as of the date of this annual report.

Entity	Country of incorporation	Percentage of share capital/voting rights
TORM Singapore Pte. Ltd.	Singapore	100%
VesselCo 2 Pte. Ltd.	Singapore	100% through DK Vessel HoldCo K/S
VesselCo 4 Pte. Ltd.	Singapore	100% through DK Vessel HoldCo K/S
VesselCo 6 Pte. Ltd.	Singapore	100% through DK Vessel HoldCo K/S
VesselCo 7 Pte. Ltd.	Singapore	100% through DK Vessel HoldCo K/S
TORM USA LLC	Delaware	100%
Long Range 1 A/S	Denmark	100%
Medium Range A/S	Denmark	100%
LR1 Management K/S	Denmark	100%

Country of incorporation	Percentage of share capital/voting rights
MR Management K/S	Denmark	100%
TT Shipowning K/S	Denmark	100%
Torghattan & TORM Shipowning ApS	Denmark	100%
Tiber Shipping LLC	Marshall Islands	100%
OMI Marine Service Ltd.	Delaware	100%
OMI Holding Ltd.	Mauritius	100%
TORM Shipping India Private Limited	India	100%
OMI Crewing Service Ltd.	Bermuda	100%
DK Vessel HoldCo K/S	Denmark	100%
VesselCo 1 K/S	Denmark	100 % through DK Vessel HoldCo K/S
VesselCo 2 K/S	Denmark	100 % through DK Vessel HoldCo K/S
VesselCo 3 K/S	Denmark	100 % through DK Vessel HoldCo K/S
VesselCo 4 K/S	Denmark	100 % through DK Vessel HoldCo K/S
DK Vessel HoldCo GP ApS	Denmark	100%
VesselCo A ApS	Denmark	100%
VesselCo B ApS	Denmark	100%
VesselCo C ApS	Denmark	100%
VesselCo D ApS	Denmark	100%
TORM Brasil Consultoria em Transporte Maritimo LTDA.	Brazil	100%

In addition to the principal subsidiaries and TORM's other subsidiaries, TORM holds a 50% interest in FR8 Holdings Pte. Ltd., a Company currently in liquidation, LR2 Management K/S and a 25% interest in TORM Shipping (PHILS.), Inc, all of which are managed jointly with one or more other enterprises and are under joint control.

Property, Plant and Equipment

Real Property

We do not own any real property other than one small residential property. We lease office space in Copenhagen, Singapore, Stamford (Connecticut, USA), Rio De Janeiro, Brazil and Mumbai, India on contracts expiring in 2014, 2014, 2017, 2017 and 2015, respectively. In addition, we have leased five apartments in Singapore on contracts expiring up until January 2015.

Fleet

The following table lists our entire fleet of owned and finance leased vessels as of March 31, 2013:

Product Tankers	Year Built	Dwt	Ownership	Flag
TORM HELENE	1997	99,999	100%	DIS
TORM KRISTINA	1999	105,001	100%	DIS
TORM GUDRUN	2000	101,122	100%	DIS
TORM INGEBORG	2003	99,999	100%	DIS
TORM VALBORG	2003	99,999	100%	DIS
TORM MARINA	2003	109,672	100%	NIS
TORM MAREN	2007	110,000	100%	DIS
TORM MATHILDE	2008	110,000	100%	DIS
TORM SARA	2008	72,718	100%	Singapore
TORM ESTRID	2003	74,999	100%	DIS
TORM EMILIE	2004	74,999	100%	DIS
TORM ISMINI	2004	74,999	100%	DIS
TORM SIGNE	2004	72,718	100%	Singapore
TORM SOFIA	2005	72,718	100%	Singapore
TORM VENTURE	2007	74,999	100%	NIS
TORM GUNHILD	1999	44,999	100%	DIS
TORM ANNE	1999	44,990	100%	Singapore
TORM NECHES	2000	47,052	100%	Singapore

Product Tankers	Year Built	Dwt	Ownership	Flag
TORM CLARA	2000	45,999	100%	DIS
TORM CECILIE	2001	44,946	100%	DIS
TORM AMAZON	2002	47,275	100%	Panama
TORM SAN JACINTO	2002	47,038	100%	DIS
TORM MARY	2002	45,990	100%	DIS
TORM VITA	2002	45,940	100%	DIS
TORM CAROLINE	2002	44,946	100%	DIS
TORM GERTRUD	2002	45,940	100%	DIS
TORM GERD	2002	45,940	100%	DIS
TORM THYRA	2003	45,990	100%	DIS
TORM FREYA	2003	45,990	100%	DIS
TORM MOSELLE	2003	47,024	100%	DIS
TORM ROSETTA	2003	47,015	100%	DIS
TORM CAMILLA	2003	44,990	100%	DIS
TORM CARINA	2003	44,990	100%	DIS
TORM HORIZON	2004	46,955	100%	DIS
TORM HELVIG	2005	44,990	100%	DIS
TORM RAGNHILD	2005	44,990	100%	DIS
TORM THAMES	2005	47,035	100%	DIS
TORM KANSAS	2006	46,922	100%	DIS
TORM REPUBLICAN	2006	46,893	100%	DIS
TORM PLATTE	2006	46,920	100%	DIS
TORM LAURA	2008	52,000	100%	DIS
TORM LENE	2008	52,000	100%	DIS
TORM LOTTE	2009	52,000	100%	DIS
TORM LOUISE	2009	52,000	100%	DIS
TORM LILLY	2009	52,000	100%	DIS
TORM ALICE *)	2010	50,500	100%	DIS
TORM ALEXANDRA	2010	50,500	100%	DIS
TORM ASLAUG *)	2010	50,500	100%	DIS
TORM AGNETE	2010	50,500	100%	DIS
TORM ALMENA *)	2011	50,500	100%	Singapore
TORM AGNES *)	2011	50,500	100%	Singapore
TORM AMALIE *)	2011	50,500	100%	Singapore
TORM ARAWA	2012	49,999	100%	Singapore
TORM ANABEL	2012	49,999	100%	Singapore
TORM MADISON	2000	35,828	100%	DIS
TORM TRINITY	2000	35,834	100%	DIS
TORM RHONE	2000	35,751	100%	DIS
TORM CHARENTE	2001	35,751	100%	DIS
TORM OHIO	2001	37,274	100%	DIS
TORM LOIRE	2004	37,106	100%	DIS
TORM GARONNE	2004	37,178	100%	DIS
TORM SAONE	2004	37,106	100%	DIS
TORM FOX	2005	37,006	100%	DIS
TORM TEVERE	2005	36,990	100%	DIS
TORM GYDA	2009	37,000	100%	DIS
TORM ANHOLT	2004	74,195	100%	Singapore
TORM BORNHOLM	2004	75,912	100%	Singapore

* Indicates that the vessel is classified as a non-current asset held for sale

Newbuildings

As of the date of this report we have no newbuildings.

Other

We have entered into various IT-related, office equipment and car rental contracts that typically expire after six months and up to three years. We also have contractual obligations relating to vessels chartered-in. Please refer to "Item 5. – F Tabular Disclosure of Contractual Obligations" for further disclosures relating to our contractual obligations.

Please refer to "Item 5. Operating and Financial Review and Prospects" and Notes 18 and 29 to our consolidated financial statements for information relating to our contractual obligations and planned investments.

ITEM 4A.                           UNRESOLVED STAFF COMMENTS

None

ITEM 5.                           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating Results

The financial information included in the discussion below is derived from the Company's consolidated financial statements.

TORM AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
For The Years Ended December 31, 2010, 2011 and 2012
(Expressed in thousands of USD)

	For the year ended December 31
	2010	2011	2012
	(in thousands of USD except for share information)
IFRS financial data
Consolidated income statement Data:
Revenue	856,075	1,305,208	1,121,215
Port expenses, bunkers and commissions	(298,830)	(675,004)	(665,395)
Freight and bunkers derivatives	3,339	14,105	9,914
Time charter equivalent earnings (1)(3)	560,584	644,309	465,734
Charter hire	(228,631)	(398,326)	(389,603)
Operating expenses	(152,207)	(164,949)	(168,903)
Gross profit (Net earnings from shipping activities)	179,746	81,034	(92,772)
Profit/(loss) from sale of vessels	1,871	(52,538)	(26,048)
Administrative expenses	(78,161)	(71,222)	(67,224)
Other operating income	4,788	3,170	951
Share of results of jointly controlled entities	(11,453)	(4,217)	(9,408)
Impairment losses on jointly controlled entities	(35,000)	(13,000)	(41,542)
Amortization, depreciation and impairment losses	(141,410)	(331,826)	(212,461)
Operating profit/(loss)	(79,619)	(388,599)	(448,504)
Financial income	2,663	9,930	11,846
Financial expenses	(59,285)	(72,716)	(142,427)
Profit/(loss) before tax	(136,241)	(451,385)	(579,085)
Tax (expenses)/benefit	982	(1,621)	(1,558)
Net profit/(loss) for the year	(135,259)	(453,006)	(580,643)
Balance sheet data (as of end of period):
Total assets	3,286,108	2,779,207	2,355,337
Total non-current liabilities	1,835,687	89,479	1,953,829
Total liabilities	2,170,819	2,135,358	2,087,998
Equity/net assets	1,115,289	643,849	267,339
Common shares	61,098	61,098	728,000,000
No. of shares outstanding	72,800,000	72,800,000	728,000,000

Other financial data
Dividends declared per share DKK	0	0	0
Dividends declared per share USD	0	0	0
Extraordinary dividend per share DKK	0	0	0
Earnings per share – basic	(2.0)	(6.5)	(3.3)
Earnings per share – diluted	(2.0)	(6.5)	(3.3)
Spot rate (2)(3)	417,601	431,772	384,532

(1) TCE earnings per available earning day are calculated by taking revenue less voyage expenses divided by the number of available earning days.  See "-Primary Factors Affecting Results of Operations" below.

(2) Spot rate is the equivalent of TCE for all charters with less than six months' duration which is calculated from the gross freight income less bunker, commissions and port expenses.

(3) The Company reports Time Charter Equivalent earnings, or TCE, and spot rates, both non-IFRS measures, because (i) it believes they provide additional meaningful information in conjunction with revenue, the most directly comparable IFRS measure, (ii) they are standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iii) it believes that it presents useful information to investors.

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

TORM believes that the important measures for analyzing trends in the results of our operations for both tankers and dry bulk vessels consist of the following:

•
Time charter equivalent, or TCE, earnings per available earning day. TCE earnings per available earning day are defined as revenue less voyage expenses divided by the number of available earning days. Voyage expenses primarily consist of port and bunker expenses that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions, freight and bunker derivatives. TORM believes that presenting revenue net of voyage expenses neutralizes the variability created by unique costs associated with particular voyages or the deployment of vessels on the spot market and facilitates comparisons between periods on a consistent basis. Under time charter contracts, the charterer pays the voyage expenses, while under voyage charter contracts the shipowner pays these expenses. A charterer has the choice of entering into a time charter (which may be a one-trip time charter) or a voyage charter. TORM is neutral as to the charterer's choice because the Company will primarily base its economic decisions on expected TCE rates rather than on expected revenue. The analysis of revenue is therefore primarily based on developments in TCE earnings. For a reconciliation of TCE earnings, please see the table above under "Item 5. Operating and Financial Review and Prospects – Operating Results".

•
Spot rate is the equivalent of TCE for all charters with less than six months' duration which is calculated from the gross freight income less bunker, commissions and port expenses  A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Under spot market voyage charters, TORM pays voyage expenses such as port, canal and bunker costs. Spot charter rates are volatile and fluctuate on a seasonal and year-to-year basis. Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Vessels operating in the spot market generate revenue that is less predictable, but may enable us to capture increased profit margins during periods of improvements in tanker rates.  For a reconciliation of TCE earnings, please see the table above under "Item 5. Operating and Financial Review and Prospects – Operating Results".

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

Comparison of the Year Ended December 31, 2012 and the Year Ended December 31, 2011

TORM achieved a net loss of USD 581 million in 2012 compared to a net loss of USD 453 million in 2011, resulting in earnings/(loss) per share, or EPS, of USD (3.3) in 2012. The performance in 2012 was weaker due to lower freight rates and accounting effects of the execution of the Restructuring, vessel sales and impairment charges. As outlined in the table below under "- Restructuring", the effects related to the Restructuring amounted to USD 210 million. In addition, TORM recorded impairment losses of USD 74 million relating to five vessels treated as assets held for sale and USD 42 million relating to the Company's 50% investment in FR8, a company currently in liquidation. Please refer to Note 9 of the Company's consolidated financial statements for a review of the impairment testing performed by Management.

Total revenues in 2012 was USD 1,121 million compared to USD 1,305 million in 2011. TCE earnings in 2012 amounted to USD 466 million compared to USD 644 million in 2011. The decrease in TCE earnings was due to a decrease in the number of available earning days of 16%, corresponding to a reduction in earnings of USD 102 million, and lower freight rates in both the Company's Tanker Division and the Company's Bulk Division corresponding to a reduction in earnings of USD 68 million.

The operating loss increased by USD 60 million to a loss of USD 449 million in 2012 from a loss of USD 389 million in 2011. The increased loss compared to 2011 was primarily due to the accounting effects of the Restructuring of USD 145 million, which was partly offset by a reduction in loss from sale of vessels of USD 36 million and net decrease of USD 84 million in impairment losses on jointly controlled entities and tangible and intangible assets. For 2011, the impairment losses amounted to USD 200 million.

TORM's total assets decreased by USD 424 million in 2012 to USD 2,355 million from USD 2,779 million in 2011, of which the carrying amount of vessels including vessels held for sale, capitalized dry-docking and prepayments on vessels amounted to USD 2,082 million, compared to USD 2,349 million in 2011. The decrease was primarily due to impairment losses of USD 116 million and depreciation of USD 138 million.

Current assets excluding cash increased by USD 73 million. The increase is primarily due to an increase in assets held for sale of USD 113 million compared to 2011, partly offset by a decrease in freight receivables. The decrease in freight receivables was primarily driven by a significant decrease in revenue.

Total equity decreased by USD 377 million in 2012 to USD 267 million from USD 644 million in 2011. The decrease in equity was mainly due to the loss for the year of USD 581 million, hereof USD 210 million relating to the Restructuring. The impact of the loss for the year was partly offset by an increase in capital of USD 200 million by conversion of debt.

TORM's total liabilities decreased by USD 47 million in 2012 to USD 2,088 million from USD 2,135 million in 2011, primarily due to redelivery of one vessel operating under a finance lease contract in connection with the Restructuring of USD 46 million and a decrease in trade payables and other payables of USD 69 million, which is partly offset by drawdowns of USD 58 million on the new working capital facility.

Restructuring

In November 2012, TORM completed the Restructuring with the cooperation of the Company's Secured Lenders and Time Charter-in Partners. The agreement secured TORM deferral of bank debt, new liquidity and substantial savings from the restructured time charter book.

The table below presents the accounting effects of the Restructuring.

ACCOUNTING IMPACT OF THE RESTRUCTURING AGREEMENT
AND CERTAIN RELATED TRANSACTIONS

USD million	Fee to banks (1)	Fee to charterins (operating lease) (2)	Fee to charter ins (finance leases) (3)	New finance lease (4)	Capital decrease (5)	Conversion of debt (6)	Transfer to noncurrent liabilities (7)	Drawdown and payment of interest and fees (8)	Fee to advisors (9)	Net accounting impact
Charter hire	-	(135)	-	-	-	-	-	-	-	(135)
Net profit/(loss) from sale of vessels	-	-	(10)	-	-	-	-	-	-	(10)
Financial expenses	-	-	-	-	-	-	-	-	(65)	(65)
Net profit/(loss)	0	(135)	(10)	0	0	0	0	0	(65)	(210)

Vessels and capitalized dry-docking	-	-	(67)	15	-	-	-	-	-	(52)
Cash and cash equivalents	-	-	-	-	-	-	-	5	(74)	(69)
TOTAL ASSETS	0	0	(67)	15	0	0	0	5	(74)	(121)

Common shares	-	-	-	-	(61)	1	-	-	-	(60)
Special reserve	-	-	-	-	61	-	-	-	-	61
Retained profit	-	(135)	(10)	-	-	199	-	-	(68)	(14)
Total equity	0	(135)	(10)	0	0	200	0	0	(68)	(13)

Mortgage debt and bank loans	-	-	-	-	-	-	1,830	58	(6)	1,882
Finance lease liabilities	-	-	(28)	15	-	-	-	-	-	(13)
Total non-current liabilities	0	0	(28)	15	0	0	1,830	58	(6)	1,869

Mortgage debt and bank loans	-10	-	-	-	-	-	(1,784)	-	-	(1,794)
Finance lease liabilities	-	-	(50)	-	-	-	-	-	-	(50)
Other liabilities	10	135	21	-	-	(200)	(46)	(53)	-	(133)
Total current liabilities	0	135	(29)	0	0	(200)	(1,830)	(53)	0	(1,977)

TOTAL EQUITY AND LIABILITIES	0	0	(67)	15	0	0	0	5	(74)	(121)

(1)	A USD 10 million fee to the banks was recognized as transaction costs against mortgage debt and bank loans and as an increase of agreed debt in other liabilities.

(2)
A USD 190 million in consideration to time charter-in partners, USD 169 million was for accounting purposes considered to relate to termination and modification of charter-in debt in respect of operating leases. Of the USD 169 million, charter hire of USD 34 million was previously rolled up in accrued charter hire in other liabilities. The net amount of USD 135 million was expensed as termination costs of USD 88 million (terminated contracts) and an expected loss on continuing time charter-ins of USD 47 million (onerous contracts), both in the line item charter hire.

(3)
TORM's two finance leases (USD 67 million in vessels) have been terminated as part of the restructuring, one of which was subsequently accounted for as a new finance lease, see footnote note 4 below. USD 21 million of the USD 190 million consideration to time charter-in partners was considered to relate to settlement of terminated charter-in contracts in respect of finance leases. The USD 21 million was added to other liabilities, and the finance lease liabilities and book value of the vessels were removed from the balance sheet resulting in a net loss of USD 10 million in net profit/(loss) from sale of vessels.

(4)
One of TORM's two finance leases has re-entered the fleet under new terms and has been accounted for as a new finance lease, cf. note 3 above. The new finance lease results in an addition of USD 15 million to the line item vessels and a corresponding increase in finance lease liabilities.

(5)
The capital decrease approved at the Annual General Meeting on April 23, 2012 was completed as part of the completion of the Restructuring by decreasing the nominal amount per share from DKK 5.00 to DKK 0.01. The share capital was reduced by USD 61 million which has been transferred from the line item common shares to the line item special reserve.

(6)
The total restructuring fee and agreed debt of USD 200 million was converted into new shares upon completion of the Restructuring. TORM issued 655.2 million new shares of a nominal value of DKK 0.01 each, at a subscription price of DKK 1.79 per new share, corresponding to an increase of the nominal share capital of USD 1 million and an increase in retained profit of USD 199 million.

(7)
As of the completion of the restructuring, TORM was no longer in breach of any covenants, and as a result hereof TORM's bank debt was not considered to fall due within a period of 12 months from completion of the restructuring. Consequently, USD 1,784 million in mortgage debt and bank loans have been transferred from current to non-current liabilities. In addition, USD 46 million of swap liabilities have been transferred to non-current liabilities.

(8)
At the completion of the Restructuring, TORM made a drawdown of USD 60 million on the Super Senior Working Capital Facility of which USD 2 million was used to pay upfront and agency fees and recognized as transaction costs against mortgage debt and bank loans. In addition, the drawdown was used to finance the payment of rolled-up interest of USD 22 million and other accrued fees and expenses of approximately USD 31 million. As of December 28, 2012, TORM repaid USD 2 million, so that the total drawdown at year end 2012 was USD 58 million.

(9)	Fees to advisors of TORM and its creditors related to the work on the Restructuring Agreement.

The information in the table below excludes from certain amounts the effects of the Restructuring.  The segment financial information excluding the effects of the Restructuring are considered to be non-IFRS measures and are disclosed to facilitate the analysis of like-for-like movement between 2011 and 2012 so that trends and profitability experienced by the Company in 2012 can be presented to investors in a helpful manner.  The presentation of the non-IFRS measures in the segment results table below is reconciled to the most directly comparable IFRS measures.

CONSOLIDATED SEGMENT INFORMATION 2012 - ADJUSTED FOR THE RESTRUCTURING EFFECTS
This table displays the segment results for 2012 excluding restructuring effects to enable a like-for-like comparison with 2011.
	2012
USD million	Tanker Division without restructuring	Restructuring effects	Tanker Division Total	Bulk Division Without restructuring	Restructuring effects	Bulk Division Total	Divisions without restructuring	Restructuring effects	Not allocated	Total
INCOME STATEMENT
Revenue	917.1	-	917.1	204.1	-	204.1	1,121.2	0.0	-	1,121.2
Port expenses, bunkers and commissions	(538.1)	-	(538.1)	(127.3)	-	(127.3)	(665.4)	0.0	-	(665.4)
Freight and bunker derivatives	(0.6)	-	(0.6)	10.5	-	10.5	9.9	0.0	-	9.9
Time charter equivalent-earnings	378.4	0.0	378.4	87.3	0.0	87.3	465.7	0.0	0.0	465.7
Charter hire	(153.8)	(74.6)	(228.4)	(100.5)	(60.7)	(161.2)	(254.3)	(135.3)	-	(389.6)
Operating expenses	(165.5)	-	(165.5)	(3.4)	-	(3.4)	(168.9)	0.0	-	(168.9)
Gross profit/(loss) (Net earnings from shipping activities)	59.1	(74.6)	(15.5)	(16.6)	(60.7)	(77.3)	42.5	(135.3)	0.0	(92.8)
Net profit/(loss) from sale of vessels	(16.0)	(10.0)	(26.0)	0.0	-	0.0	(16.0)	(10.0)	-	(26.0)
Administrative expenses	(58.9)	-	(58.9)	(8.3)	-	(8.3)	(67.2)	0.0	-	(67.2)
Other operating income	0.6	-	0.6	0.3	-	0.3	0.9	0.0	-	0.9
Share of results of jointly controlled entities	(5.0)	-	(5.0)	0.0	-	0.0	(5.0)	0.0	(4.4)	(9.4)
Depreciation incl. impairment losses	(209.6)	-	(209.6)	(2.8)	-	(2.8)	(212.4)	0.0	(41.6)	(254.0)
Operating profit/(loss) (Segment result)	(229.8)	(84.6)	(314.4)	(27.4)	(60.7)	(88.1)	(257.2)	(145.3)	(46.0)	(448.5)

Gross Profit (Net Earnings from Shipping Activities)

TORM's revenues are derived from two segments: the Tanker Division and the Bulk Division. The table below, Segment gross profit/loss presents the results of shipping activities by operating segment for the years 2011 and 2012 excluding the Restructuring effects.  The gross profit for 2012 in the Tanker Division decreased by USD 33 million and in the Bulk Division by USD 6 million compared to 2011.

Segment gross profit/(Loss)
USD million	Tanker Division	Bulk Division	Total 2011	Tanker Division	Bulk Division	Total 2012

Revenue	958.7	346.5	1,305.2	917.1	204.1	1,121.2
Port expenses, bunkers and commissions	(510.7)	(164.3)	(675.0)	(538.1)	(127.3)	(665.4)
Freight and bunker derivatives	4.9	9.2	14.1	(0.6)	10.5	9.9
Time charter equivalent earnings	452.9	191.4	644.3	378.4	87.3	465.7
Charter hire*	(199.3)	(199.0)	(398.3)	(153.8)	(100.5)	(254.3)
Operating expenses	(161.8)	(3.2)	(165.0)	(165.5)	(3.4)	(168.9)
Gross profit/(loss) (Net earnings from shipping activities)*	91.8	(10.8)	81.0	59.1	(16.6)	42.5

* 2012 figures exclude the impact from the Restructuring to enable a like-for-like comparison between 2011 and 2012.

Tanker Division

Revenue in the Tanker Division decreased by 4% to USD 917 million in 2012 from USD 959 million in 2011, and time charter equivalent earnings decreased by USD 75 million or 16% to USD 378 million in 2012 from USD 453 million in 2011. The decrease in TCE earnings was primarily due to a decrease in both the number of available earning days of 9% and the weighted average TCE earnings per available earning day of 8% compared to 2011.

In the LR2 fleet, one finance lease was redelivered in 2012 as part of the Restructuring. Combined with the sale of two vessels late in 2011, the number of available earning days in the LR2 fleet decreased by 19% compared to 2011, resulting in a reduction in earnings of USD 12 million. The average freight rates dropped by 21% from 2011 to 2012, resulting in a reduction in earnings of USD 10 million.

In the LR1 fleet, one vessel was sold in 2012 (50% ownership), and the time charter fleet was significantly reduced as part of the Restructuring, leaving the number of available earning days in the LR1 fleet 18% lower compared to 2011. The average freight rates increased by 2% in 2012. In total, earnings were reduced by USD 17 million.

In the MR fleet in 2012, two newbuildings were delivered to the fleet of owned vessels and one vessel was sold. The time charter fleet was reduced as part of the Restructuring, resulting in a decrease in the number of available earning days of 573 days or 3%. In combination with a decrease in freight rates of 12%, this resulted in reduced earnings of USD 36 million.

In the Handysize fleet, the average freight rates were 8% higher in 2012 compared to 2011, resulting in an increase in earnings of USD 4 million.

The table below summarizes the earnings data per quarter for the Tanker Division.

EARNINGS DATA
		2012					% Change full year
USD	2011 Full year	Q1	Q2	Q3	Q4	Full year
TANKER DIVISION
LR2/Aframax vessels
Available earning days	4,560	899	854	989	961	3,703	(19)%
- Owned vessels	4,234	808	711	806	781	3,106
- Time chartered vessels	326	91	143	184	180	598
Spot rates (1)	11,821	10,814	10,206	13,581	14,383	12,573	6%
TCE per earning day (2)	13,505	7,865	14,157	11,082	10,025	10,735	(21)%

LR1/Panamax vessels
Available earning days	8,537	2,076	1,879	1,716	1,296	6,967	(18)%
- Owned vessels	2,537	636	606	644	644	2,530
- Time chartered vessels	6,000	1,440	1,273	1,072	652	4,437
Spot rates (1)	11,855	12,515	11,237	13,512	11,856	11,953	1%
TCE per earning day (2)	12,017	12,977	11,747	12,723	11,424	12,294	2%

MR vessels
Available earning days	17,625	4,681	4,362	4,176	3,833	17,052	(3)%
- Owned vessels	13,627	3,549	3,436	3,491	3,486	13,962
- Time chartered vessels	3,998	1,132	926	685	347	3,090
Spot rates (1)	13,448	14,363	11,510	10,612	14,165	12,178	(9)%
TCE per earning day (2)	13,718	14,082	11,418	9,843	12,655	12,042	(12)%

Handysize vessels
Available earning days	3,935	989	981	1,007	1,009	3,986	1%
- Owned vessels	3,935	989	981	1,007	1,009	3,986
- Time chartered vessels	-	-	-	-	-	-
Spot rates (1)	10,074	12,823	10,939	11,263	13,211	11,801	17%
TCE per earning day (2)	11,288	13,122	12,189	10,873	12,617	12,196	8%

(1)           Spot rate is the equivalent of TCE for all charters with less than six months' duration which is calculated from the gross freight income less bunker, commissions and port expenses.  For a reconciliation of TCE earnings, please see the table above under "Item 5. Operating and Financial Review and Prospects – Operating Results".

(2)
TCE per available earning day are calculated by taking revenue less voyage expenses divided by the number of available earning days. For a reconciliation of TCE earnings, please see the table above under "Item 5. Operating and Financial Review and Prospects – Operating Results".

Bulk Division

In the Bulk Division, revenue decreased by 41% to USD 204 million in 2012 from USD 347 million in 2011, and time charter equivalent earnings decreased by 54% or USD 104 million to USD 87 million in 2012 from USD 191 million in 2011. Earnings were negatively affected by an overall decrease of 35% in the number of available earning days combined with a reduction in the weighted average TCE earnings per available earning day of 28% compared to 2011.

In the Panamax fleet, the number of available earning days decreased by 2,772 days in 2012 as compared to 2011 or 31% due to a reduction in the time charter fleet, causing a decrease in earnings of USD 41 million. Freight rates were on average 31% lower in 2012 than in 2011 and reduced earnings by USD 28 million in 2012 as compared to 2011.

In the Handymax fleet, the number of available earning days decreased by 1,791 days to 2,421 days in 2012 compared to 2011 or 43% due to a decrease in the time charter fleet. The decrease in available earning days decreased earnings by USD 23 million, whereas a decrease in average freight rates of 20% resulted in a decrease in earnings of USD 6 million.

The table below summarizes the earnings data per quarter for the Bulk Division.

EARNINGS DATA
		2012					%
USD	2011 Full year	Q1	Q2	Q3	Q4	Full year	Change full year

BULK DIVISION
Panamax vessels
Available earning days	8,998	1,848	1,447	1,205	1,726	6,226	(31)%
- Owned vessels	730	182	174	184	184	724
- Time chartered vessels	8,268	1,666	1,272	1,021	1,543	5,502
TCE per earning day (1)	14,783	11,727	11,084	10,857	7,541	10,248	(31)%

Handymax vessels
Available earning days	4,212	642	260	757	762	2,421	(43)%
- Owned vessels	-	-	-	-	-	-
- Time chartered vessels	4,212	642	260	757	762	2,421
TCE per earning day (1)	13,065	12,683	4,954	9,916	11,076	10,481	(20)%

(1)
TCE earnings per available earning day are calculated by taking revenue less voyage expenses divided by the number of available earning days. For a reconciliation of TCE earnings, please see the table above under "Item 5. Operating and Financial Review and Prospects – Operating Results".

Operation of Vessels

As compared to 2011, the charter hire cost in the Tanker Division increased by USD 29 million to USD 228 million in 2012. The Restructuring accounted for a USD 75 million increase in the charter hire cost, whereas a decrease of USD 43 million was primarily caused by a reduction of chartering days due to a large number of redeliveries that were completed in connection with the Restructuring.

As compared to 2011, the charter hire cost in the Bulk Division decreased by USD 38 million to USD 161 million. The Restructuring accounted for a USD 61 million increase in charter hire costs, whereas a decrease of USD 99 million was primarily caused by a reduction of chartering days due to a large number of redeliveries that were completed in connection with the Restructuring and reduced activity.

Operating expenses for the owned vessels increased by USD 4 million to USD 169 million in 2012. During 2012, the cost savings and efficiency programs continued, keeping the cost development under control.

The total fleet of owned vessels had 585 off-hire days, corresponding to 2.3% of the number of operating days in 2012 compared to 373 off-hire days in 2011, corresponding to 1.4% of operating days.

The table below summarizes the development in operating expenses.

Change in Operating expenses
USD million	Tanker Division				Bulk Division
	Handysize	MR	LR1	LR2	Panamax	Unallocated	Total
Operating expenses 2011	24	91	16	31	3	0	165
Change in operating days	-	2	-	(4)	-	-	(2)
Change in operating expenses per day	-	6	-	-	-	-	6
Operating expenses 2012	24	99	16	27	3	0	169

The table below summarizes the operating data for the Company's fleet of owned and bareboat chartered vessels.

Operating data
USD/day	Tanker Division				Bulk Division
	Handy size	MR	LR1	LR2	Tanker	Handy max	Panamax	Bulk	Total 2012
Operating expenses per operating day in 2011	6,013	6,479	6,403	6,586	6,417	-	4,440	4,440	6,363
Operating expenses per operating day in 2012	6,004	6,921	6,293	6,554	6,649	-	4,637	4,637	6,591
Change in the operating expenses per operating day in %	0%	7%	(2)%	0%	4%	N/A	4%	4%	4%

Operating days in 2012*)	4,026	14,290	2,562	4,015	24,893	-	732	732	25,625
- Off-hire	40	152	2	86	280	-	8	8	288
- Dry-docking	-	175	30	92	297	-	-	-	297
+/- Bareboat charters out/in	-	-	-	(732)	(732)	-	-	-	(732)
+ Vessels chartered in	-	3,090	4,437	598	8,125	2,421	5,502	7,923	16,048
Available earning days	3,986	17,053	6,967	3,703	31,709	2,421	6,226	8,647	40,356

Profit/Loss from Sale

During 2012, TORM incurred a loss from the sale of vessels of $26.0 million compared to a loss of $52.5 million in 2011.  During 2012, TORM sold one MR product tanker and one MR product tanker newbuilding was canceled.  TORM also sold its shares in a joint venture in which the main asset was a 2007-built LR1 vessel.

Administrative Expenses and Other Operating Income

Total administrative expenses amounted to USD 67 million in 2012, which was a decrease of USD 4 million or 6% compared to the USD 71 million in 2011 and mainly due to a reduction in the number of employees.

Other operating income primarily comprises chartering commissions and service fees. Other operating income amounted to USD 1 million in 2012 and USD 3 million in 2011.

Financial Income and Expenses

Net financial expenses in 2012 were USD 131 million against USD 63 million in 2011, corresponding to an increase of USD 68 million, whereof USD 65 million relates to fees to advisors of the Company and the Company's creditors related to the work on the Restructuring Agreement.

Tax

Tax for the year amounted to an expense of USD 2 million, which was the same level as in 2011.

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

Gross Profit (Net Earnings from Shipping Activities)

The table below presents net earnings from shipping activities by segment for the years ended December 31, 2010 and 2011:

USD million
	Tanker	Bulk	Total 2010	Tanker	Bulk	Total 2011
Revenue	762.9	93.2	856.1	958.7	346.5	1,305.2
Port expenses, bunkers and commissions	(293.7)	(5.1)	(298.8)	(510.7)	(164.3)	(675.0)
Freight and bunkers derivatives	3.5	(0.2)	3.3	4.9	9.2	14.1
Time charter equivalent earnings (1)	472.7	87.9	560.6	452.9	191.4	644.3
Charter hire	(168.9)	(59.7)	(228.6)	(199.3)	(199.0)	(398.3)
Operating expenses	(148.4)	(3.8)	(152.2)	(161.8)	(3.2)	(165.0)
Gross profit/(loss)
(Net earnings from shipping activities)	155.4	24.4	179.8	91.8	(10.8)	81.0

TORM's revenue derives from two segments: The Tanker Division and the Bulk Division. The above table presents the results of shipping activities by operating segment for the years 2010 and 2011.

(1)
TCE earnings per available earning day are calculated by taking revenue less voyage expenses divided by the number of available earning days. For a reconciliation of TCE earnings, please see the table above under "Item 5. Operating and Financial Review and Prospects – Operating Results".

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

USD/Day	2010	2011				2011	% Change
	Full year	Q1	Q2	Q3	Q4	Full year	2010-2011
LR2/Aframax vessels
Available earning days for: *
- Owned vessels	4,418	1,157	1,135	979	963	4,234
- Time chartered vessels	158	0	18	179	129	326
Spot rates 1	16,869	10,890	10,612	10,836	11,959	11,821	(30%	)
TCE per earning day **	17,573	13,524	12,542	12,423	15,647	13,505	(23%	)

LR1/Panamax vessels
Available earning days for: *
- Owned vessels	2,510	628	631	639	639	2,537
- Time chartered vessels	5,304	1,457	1,532	1,569	1,442	6,000
Spot rates (1)	13,407	14,435	15,174	9,841	7,678	11,855	(12%	)
TCE per earning day (2)	14,599	14,654	14,962	9,467	9,020	12,017	(18%	)

MR vessels
Available earning days for: *
- Owned vessels	12,671	3,376	3,374	3,434	3,443	13,627
- Time chartered vessels	3,265	887	999	1,077	1,035	3,998
Spot rates 1	11,903	12,760	15,315	11,749	14,080	13,448	(13%	)
TCE per earning day **	13,326	12,768	15,867	12,910	13,335	13,718	(3%	)

SR vessels
Available earning days for: *
- Owned vessels	3,927	969	996	992	978	3,935
- Time chartered vessels	13	0	0	0	0	0
Spot rates (1)	11,665	10,410	13,403	10,582	9,483	10,074	(14%	)
TCE per earning day (2)	15,024	11,319	11,983	12,020	9,809	11,288	(25%	)

(1)           Spot rate is the equivalent of TCE for all charters with less than six months' duration which is calculated from the gross freight income less bunker, commissions and port expenses.  For a reconciliation of TCE earnings, please see the table above under "Item 5. Operating and Financial Review and Prospects – Operating Results".

(2)
TCE earnings per available earning day are calculated by taking revenue less voyage expenses divided by the number of available earning days. For a reconciliation of TCE earnings, please see the table above under "Item 5. Operating and Financial Review and Prospects – Operating Results".

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

The overall increase in the number of available earning days of 188% was partly offset by the reduction in the weighted average TCE earnings per available earning day of 28% compared to 2010. Whereas the operations in the Bulk Division in previous years were based on a fleet comprised of owned vessels and vessels chartered in on long time charter contracts, the operations during 2011 were to a large extent based on vessels charted in on short time charters. In total, 105 vessels were taken in on time charter for periods from single trip to several months compared to six vessels in the previous year. This was a part of the Bulk Division transformation from a tonnage provider to an integrated freight service provider to primarily industrial customers.

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

The change in the time charter equivalent earnings in the Bulk Division can be summarized as illustrated in the table below.

Earnings for the Bulk division
USD million	Handymax	Panamax	Total Bulk
Time charter equivalent earnings 2010 (1)	0	88	88
Change in number of earning days	50	85	135
Change in freight rates	3	(43)	(40)
Other (2)	0	0	8
Time charter equivalent earnings 2011(1)	53	130	191

(1)
TCE earnings per available earning day are calculated by taking revenue less voyage expenses divided by the number of available earning days. For a reconciliation of TCE earnings, please see the table above under "Item 5. operating and Financial Review and Prospects – Operating Results".

(2)
Unallocated earnings comprise fair value adjustment of freight and bunker derivatives, which are not designated as hedges, and gains and losses on freight and bunker derivatives, which are not entered for hedge purposes.

The table below summarizes the earnings data per quarter for the Bulk Division.

Earnings data for the Bulk division

USD/Day	2010	2011				2011	% Change

	Full year	Q1	Q2	Q3	Q4	Full year	2010-2011
Panamax vessels
Available earning days for: *
- Owned vessels	$853	180	182	184	184	730	(14)%
- Time chartered vessels	3,707	1,344	1,886	2,095	2,943	8,268	123%
TCE per earning days **	19,184	15,461	16,015	12,140	14,357	14,364	(25)%

Handymax vessels
Available earning days for: *
- Owned vessels	0	0	0	0	0	0	n/a
- Time chartered vessels	30	566	1,133	1,152	1,361	4,212	13,940%
TCE per earning days **	11,919	11,154	12,554	12,510	13,403	12,628	6%

*	Earning days are the total number of days in the period, where the vessels is ready and available to perform a voyage, i.e. is not in drydock, etc.

**
TCE earnings per available earning day are calculated by taking revenue less voyage expenses divided by the number of available earning days. For a reconciliation of TCE earnings, please see the table above under "Item 5. operating and Financial Review and Prospects – Operating Results".

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

The movement in the operating expenses can be summarized as illustrated in the table below.

Operating expenses		Tanker Divison

USD million	SR	MR	LR1	LR2	Panamax	Bulk Division unallocated	Total
Operating expenses 2010	23	77	17	30	4	1	152
Change in the number of operating days	0	12	(2)	1	(1)	0	10
Change in expenses per operating day	1	2	1	0	0	0	4
Other						(1)	(1)
Operating expenses 2011	24	91	16	31	3	0	165

The table below summarizes the operating data for our fleet of owned and bareboat chartered vessels.

Operating data
	Tanker Division
	SR	MR	LR1	LR2	Tanker Division	Bulk Division	Total
Operating expenses per operating day in 2010	5,804	6,386	5,834	6,598	6,259	4,517	6,197
Operating expenses per operating day in 2011	6,013	6,479	6,403	6,586	6,417	4,440	6,363
Change in the operating expenses per operating day in %	4%	1%	10%	0%	3%	(2%)	3%
Operating days in 2011	4,015	13,953	2,555	4,670	25,193	730	25,923
- Off-hire days	(15)	(301)	(18)	(39)	(373)	0	(373)
- Days in dry dock	(65)	(101)	0	(35)	(201)	0	(201)
+/- Bareboat out/in	0	76	0	(362)	(286)	0	(286)
+ Earning days for vessels chartered-in	0	3,998	6,000	326	10,324	12,480	22,804
Earning days in 2011	3,935	17,625	8,537	4,560	34,657	13,210	47,867

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

BALANCE SHEET

Vessels and drydocking

The decrease in tangible fixed assets of USD 382 million to USD 1,956 million in 2012 is attributable to the disposal of vessels, impairment losses for the year, reclassification to assets held for sale and depreciation for the year.

One LR2 tanker was redelivered and one MR tanker representing a total carrying amount of USD 74 million was sold. In addition, two MR newbuildings were delivered amounting to USD 103 million.

Transfer to assets held for sale amounted to USD 134 million in 2012 against USD 62 million in 2011. Depreciation regarding tangible fixed assets amounted to USD 138 million in 2012, against USD 145 million in 2011, and an impairment loss of USD 74 million relating to the five MR vessels classified as held for sale was recorded in 2012, whereas the impairment loss relating to the tanker fleet in 2011 was USD 98 million.

Investments in entities, including jointly controlled entities (FR8)

The carrying amount of the investment in and loans to jointly controlled entities was USD 1 million at 31 December 2012, compared to USD 58 million at 31 December 2011. The carrying amount was primarily reduced by an impairment loss of USD 42 million relating to TORM's 50% investment in FR8 compared to an impairment loss of USD 13 million in 2011, also relating to FR8. The 50% ownership of one vessel was sold, reducing the carrying value in investments in jointly controlled entities and loans by USD 15 million. The share of results of jointly controlled entities in 2012 was a loss of USD 9 million, of which a loss of USD 4 million derived from FR8, against a loss of USD 4 million in 2011, of which a loss of USD 12 million derived from FR8.

Assessment of Impairment of Assets

During 2012, TORM continued to observe indications of potential impairment of the Company's assets in the form of a downward trend in freight rates and vessel prices. As a consequence, management followed its usual practice of performing an impairment review every quarter and presenting the outcome to the Audit Committee. The Audit Committee evaluates the impairment review and prepares a recommendation to the Board. The recoverable amount of the assets is reviewed by assessing the net selling price and the value in use for the significant assets within the two cash generating units: the Tanker Division and the Bulk Division.

In the assessment of the net selling price, Management included a review of market values derived as the average of two internationally recognized shipbrokers' valuations. The shipbrokers' primary input is deadweight tonnage, yard and age of the vessel. The assessment of the value in use was based on the net present value of the expected future cash flows. The key assumptions are considered to be related to future developments in freight rates and operating expenses and to the weighted average cost of capital, or WACC, applied as discounting factor in the calculations.

The impairment assessment, which is made under the assumption that TORM will continue to operate its fleet in the current set-up, is highly sensitive in particular to changes in the freight rates.

The underlying assumptions and sensitivities for the discounted cash flow calculations are presented in Note 9 of our consolidated financial statements.

The lenders under one of the Company's bank facilities have exercised their option to initiate a sales process of the five MR vessels financed by that facility. At December 31, 2012, management expects that these five vessels will be sold within 12 months, and the vessels have been reclassified from non-current assets to assets held for sale. An impairment loss of USD 74 million equal to the difference between the expected sales price and the book value was recognized as a result hereof.  In addition, impairment losses from the 50% investment in FR8 accounted for USD 42 million in 2012 compared to USD 13 million in 2011.

The Tanker Division and the Bulk Division were not impaired further in 2012, whereas impairment losses of USD 187 million in 2011 related to the Tanker Division.

The Company will continue to monitor developments on a quarterly basis for indications of impairment..

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

All of TORM's currency swap transactions were closed out as part of the restructuring, and TORM will not be able to enter into new derivative transactions.  As a result, TORM's entire debt is now uncovered in relation to foreign exchange risk primarily related to non-USD denominated administrative and operating expenses which is now left unhedged.

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

B.  Liquidity and capital resources

TORM's primary application of cash funds relates to operating expenses, financial expenses (interest payment and debt repayment), and investments in ships. Payment of amounts outstanding under loan agreements, along with payment of charter hire for chartered-in vessels and all other commitments that TORM has entered into is made from the cash available to the Company from time to time.

The Company's primary sources of cash funds are cash flows from operations, bank loans and other debt or equity financing. As of December 31, 2012, the Company had cash and cash equivalents of approximately USD 28 million and available borrowings under its credit facilities of approximately USD 42 million and total outstanding indebtedness under its credit facilities of USD 1,904 million.

In 2012, the invested capital decreased by USD 297 million to USD 2,128 million at December 31, 2012, from USD 2,425 million at December 31, 2011. The decrease can primarily be explained by the disposal of vessels, impairment loss for the year, reclassification to assets held for sale and depreciation for the year.

Cash Flows

The Company's operations generated a cash outflow of USD 100 million in 2012, of which fees of USD 65 million were paid to the Company's advisors and creditors in connection with the Restructuring Agreement. In 2011, the cash outflow from operations was USD 75 million. In addition, the Company invested USD 59 million in tangible fixed assets during 2012, primarily comprising the deliveries under the newbuilding program, against USD 118 million in 2011. In 2012, the Company generated USD 50 million in cash flow from the sale of non-current assets, primarily vessels, compared to USD 284 million in 2011.

The total cash inflow from financing activities amounted to USD 42 million, compared to a cash outflow of USD 128 million in 2011. Additional borrowings generated an inflow of USD 82 million, hereof USD 58 million relating to the Super Senior Working Capital Facility. Repayment on mortgage debt and bank loans amounted to USD 35 million.

TORM did not pay any dividends to our shareholders during 2012.

The Restructuring (long-term debt obligations and credit arrangements)

Prior to the completion of the Restructuring, TORM had a number of short- and long-term borrowing facilities. These facilities had different terms, including covenants, maturities, securities and amortization schedules. In addition, the Company had a number of off-balance sheet liabilities, primarily related to time charter agreements, which had a significant negative impact on the Company's earnings and liquidity.

The Restructuring Agreement was entered into between TORM and its Secured Lenders and certain of its major Time Charter-in Counterparties and facilitated the Restructuring through a complex of agreements. These agreements and the Restructuring Agreement aligned the terms of TORM's time charter and bareboat agreements with the Time Charter-in Counterparties to market rates as per March 2012 or allowed for termination of the time charter and bareboat agreements and thereby resulted in a significant reduction in off-balance sheet liabilities. Further, TORM and its Secured Lenders entered into a Framework Agreement which aligned the key terms of all of the Company's Pre-Restructuring Debt Facilities and a Super Senior Working Capital Facility with certain of the Secured Lenders which provided for a new revolving facility of USD 100 million to be used for working capital purposes (the Framework Agreement and the Super Senior Working Capital Facility together the "Financing Agreements"). In addition, as part of the Restructuring, a new shareholder structure of the Company was implemented where the Pre-Restructuring Shareholders retained 10% ownership of TORM, the Secured Lenders (or their assignees) obtained 72.8% ownership, and the Time Charter-in Counterparties (or their assignees) obtained 17.2% ownership through the private placement (described below), or the Private Placement.

The Restructuring contains the following key elements:

•	New debt financing (working capital) from certain Secured Lenders

•	Restructuring of the Pre-Restructuring Debt Facilities

•	Restructuring of charter-in contracts

•	Private Placement

 New debt financing (working capital) from Secured Lenders - Super Senior Working Capital Facility

Pursuant to the terms of the Restructuring Agreement, the Company received new debt financing from its Secured Lenders and entered into a new USD 100 million revolving working capital facility, or the Super Senior Working Capital Facility, to be used for working capital purposes. USD 60 million of the Super Senior Working Capital Facility was drawn in connection with completion of the Restructuring to cover, inter alia, accrued interest under the Pre-Restructuring Debt Facilities and costs incurred in connection with the Restructuring. The Super Senior Working Capital Facility is available until and matures on September 30, 2014. The Super Senior Working Capital Facility bears interest at LIBOR + 6.5% with a LIBOR floor of 1.5% and without fixed amortization. Under the Super Senior Working Capital Facility the Company will be subject to a cash sweep of 75% of any aggregate amount of cash (after payment of interest) above USD 50 million and 100% of any aggregate amount of cash (after payment of interest) above USD 100 million. The Super Senior Working Capital Facility will generally have first priority repayment preference ahead of all Pre-Restructuring Debt Facilities.

The Super Senior Working Capital Facility is subject to English law and any dispute arising out of or relating to the Framework Agreement is subject to the jurisdiction of the courts of England.

Restructuring of the Pre-Restructuring Debt Facilities - The Framework Agreement

The Framework Agreement dated November 1, 2012 between TORM and its Secured Lenders aligns all key terms of the Company's Pre-Restructuring Debt Facilities, including maturity, information undertakings, representations and warranties, events of default and covenants, and provides for a retranching of the debt under the Pre-Restructuring Debt Facilities of USD 1,846 million as of November 5, 2012 based on the loan to vessel value ratio into a senior debt tranche (LTV up to 70%), a junior debt tranche (LTV 70%-110%) and a subordinated debt tranche (sub-divided into subordinated debt tranches 1 and 2) (LTV above 110%). Swap liabilities of USD 46 million was also capitalized as per the date of completion of the Restructuring and added to the junior and subordinated debt tranches (as applicable).

In addition, the Framework Agreement provides a deferral of all  on the entire bank debt until September 30, 2014 subject to a cash sweep of 75% of any aggregate amount of cash (after payment of interest and only if the Super Senior Working Capital Facility has been fully repaid) above USD 50 million and 100% of any aggregate amount of cash (after payment of interest and only if the Super Senior Working Capital Facility has been fully repaid) above USD 100 million. The Company will be required to repay USD 50 million in the second half of 2014 and USD 100 million annually in the years 2015 and 2016. All Pre-Restructuring Debt Facilities will mature on December 31, 2016.

The Framework Agreement aligns pricing in respect of all Pre-Restructuring Debt Facilities with an average interest margin of approximately 240 basis points across the existing bank debt. Until June 30, 2014 with a possibility of extension to September 30, 2014, interest on the senior debt tranche and the junior debt tranche will only fall due if the Company has sufficient liquidity. If the Company does not have sufficient liquidity, such interest will be rolled up during the period. Interest on subordinated debt tranches will be rolled up in the period until September 30, 2014.

The Framework Agreement contains the following main covenants:

•
Minimum liquidity requirements: Cash plus available part of the USD 100 million working capital facility must at all times exceed USD 50 million to be tested from December 31, 2012. This will later adjust to a cash requirement of USD 30 million from September 30, 2014 and USD 40 million from March 31, 2015;

•
Maximum loan to value ratio: The outstanding debt under the senior debt tranche (currently USD 1,020 million) as a percentage of the Company's fleet value (excl. financial lease vessels) shall be equal to or below 85% at all times to be tested from June 30, 2013. This will gradually step down to 80% from March 31, 2014, 75% from March 31, 2015, 70% from December 31, 2015 and 65% from June 30, 2016;

•
Maximum consolidated net debt to EBITDA (as both defined under the agreement for covenant purposes): Initial required ratio of maximum 30:1 to be tested on June 30, 2013 and onwards on a quarterly basis. This ratio will gradually step down to a 6:1 ratio by June 30, 2016; and

•
Minimum interest cover ratio: EBITDA (as defined under the agreement for covenant purposes) to aggregate accrued interest and similar payments may not exceed a ratio of initially minimum 1.4x to be tested on June 30, 2014 and onwards on a quarterly basis. This ratio will gradually step up to 2.5x by December 31, 2015.

The Framework Agreements aligns all general and operational covenants and restrictions, and the covenants and restrictions on TORM now include:

•	restrictions on TORM's incurrence of further indebtedness and issuing new capital;

•	prohibition on paying dividends;

•	prohibition on the entering into of new derivative transactions other than spot exchange contracts in the ordinary course of business;

•	negative pledge provisions prohibiting TORM from providing further security;

•	prohibition on acquiring any company, securities or vessels;

•	prohibition on disposing any vessels and other material assets except as part of the option rights; and

•	restrictions on time charter in from third parties for more than three months and charter out for more than 13 months.

In addition, the debt facilities include standard event of default provisions, including payment default, breach of covenant, insolvency/insolvency proceedings and cross default (subject to a USD 5 million threshold). Change of control will trigger repayment of all debt facilities made available under the Financing Agreements. Control is defined as more than 25% of the ownership interest in the Company and the clause may be triggered by transfers between the Secured Lenders and Time Charter-in Counterparties.

The Framework Agreement contains individual option rights for the lenders under three bank facilities to request the divestment of vessels being financed by such bank facilities. The options relate to bank facilities financing thirteen, five and four vessels respectively. Under the options, the Company will be required to propose a sales strategy to be agreed with the relevant lenders for the vessels comprised by the option. The lenders under each of the bank facilities have a right, until July 31, 2014 with certain possibilities of extension, to exercise their option relating to the vessels financed by the relevant facility made available by such bank syndicate. If exercised, the option will comprise all vessels in a given facility and any sale of vessels may happen in one or more blocks. If an option is exercised but the relevant vessels are not sold by the Company pursuant to the sales strategy within a specific period, the relevant option holder will have an irrevocable and unfettered right to dispose of the relevant vessels. The lenders under the facility financing five vessels have exercised their option and thus initiated the sales process set out in the Framework Agreement in relation to these five vessels. In case of any sale the remaining outstanding exposure under the relevant facility relating to the vessels sold is to be written off by the Secured Lenders proportionally in accordance with certain agreed principles.  To the extent that any vessels are sold under the options, TORM will seek to maintain the vessels' association with the Company.

The Framework Agreement is subject to English law and any dispute arising out of or relating to the Framework Agreement is subject to the jurisdiction of the courts of England.

Under the Framework Agreement, the Pre-Restructuring Debt Facilities, which are set forth in the table below and amended as part of the Restructuring and accrued swap liabilities were rolled over.

Facility	Outstanding debt as at November 5, 2012 (USD millions)1
Danske Bank A/S / BNP Paribas / HSH Nordbank AG / Skandinaviska Enskilda Banken AB (publ) – USD 900 million revolving credit facility dated April 14, 2008	715
Nordea Bank Danmark A/S / Deutsche Bank AG / Handelsbanken, Copenhagen Branch / HSH Nordbank AG / Nordea Bank Finland plc – USD 500 million revolving credit facility dated December 22, 2006	470
Danmarks Skibskredit A/S – USD 570 million revolving credit facility dated December 10, 2004	223
Société Générale / Bank of China Limited – USD 167 million loan facilities dated November 27, 2009	121
The Export-Import Bank of China – USD 141 million loan facility dated February 1, 2010	107
UniCredit / DBS Bank Ltd. – USD 150 million loan facility dated April 8, 2008	106
The Hong Kong and Shanghai Corporation Limited / DBS Bank Ltd. – USD 237 million revolving credit facility dated December 23, 2005	104
Total	1,846

Note: (1) Excluding the Super Senior Working Capital Facility

All vessels owned by TORM, TORM Singapore Pte. Ltd and TORM's other vessel owning entities have been financed under the above facilities.

The Company is the sole borrower under the above mentioned debt facilities except under the USD 167 million loan facility with Bank of China Limited and Société Générale where both the Company and TORM Singapore Pte. Ltd. Are borrowers.

Both the Super Senior Working Capital Facility and the Pre-Restructuring Debt Facilities are secured. The security includes mortgages over all vessels owned by TORM and its subsidiaries, pledge over the shares in all vessel owning entities, except the shares in TORM Singapore Pte. Ltd. And the Company itself, assignment of earnings and insurances in respect of all vessels owned by TORM and its subsidiaries and guarantees from all vessel owning entities, including TORM and TORM Singapore Pte. Ltd.

The total outstanding debt relating to the bank facility financing five vessels was USD 121 million as of the Restructuring. The book value for the five vessels was USD 134 million as per December 31, 2012 which was equal to the market value based on broker valuations less costs to sell as per December 31, 2012. The average age of the five vessels was two years as of the Restructuring.  The total outstanding debt relating to the bank facilities financing thirteen vessels was USD 223 million as of the Restructuring and the total outstanding debt relating to the bank facilities financing four vessels was USD 107 million as of the Restructuring. The book value for the thirteen vessels was USD 283 million and the book value for the four vessels was USD 182 million as per December 31, 2012. The market value based on broker valuations was USD 210 million for the thirteen vessels and USD 116 million for the four vessels as per December 31, 2012. The average age of the thirteen vessels was ten years and the average age of the four vessels was one year as of the Restructuring.  As of December 31, 2012, TORM was in compliance with all of the financial and other covenants under its credit agreements.

Restructuring of charter-in contracts

The Time Charter-in Counterparties accepted as part of the Restructuring that the then existing time charter-in and bareboat contracts were either changed and that rates were aligned to market rates as per March 2012 or allowed for termination of the contracts with redelivery of vessels. These amendments resulted in a significant reduction of the Company's future time charter and bareboat commitments. TORM estimates that the changes in time charter and bareboat contracts corresponded to a total positive mark-to-market impact on TORM of approximately USD 270 million measured as the nominal difference between the originally contractually agreed rates and the reference market rate as per March 2012. TORM has as part of the Restructuring Agreement redelivered or undertaken to redeliver 22 vessels to the Time Charter-in Counterparties and has cancelled four agreements for charter of vessels under construction.

Private Placement

Pursuant to the terms of the Restructuring Agreement and related agreements, the Secured Lenders and Time Charter-in Counterparties received a consideration for the Super Senior Working Capital Facility, the changes to the Company's Pre-Restructuring Debt Facilities and the changes and certain releases and waivers in relation to the Time Charter-in Counterparty contracts consisting of a Restructuring fee and agreed debt of approximately USD 200 million in aggregate which was converted into the new shares upon completion of the Restructuring.

The new shares were issued to the Secured Lenders and the Time Charter-in Counterparties in a Private Placement of 655.2 million new shares on November 5, 2012 at a subscription price of DKK 1.79 resulting in a new shareholder structure of the Company where the Pre-Restructuring Shareholders retained 10% ownership of TORM, the Secured Lenders (or their assignees) obtained 72.8% ownership, and the Time Charter-in Counterparties (or their assignees) obtained 17.2% ownership. The distribution of the new shares was separately agreed between the Secured Lenders and the Time Charter-in Counterparties and was part of the Restructuring Agreement.

The issuance of the new shares took place pursuant to an authorization granted to the Board of Directors at the annual general meeting on April 23 2012. At the meeting, the Board of Directors was authorized to increase the share capital by issuance of new shares at a rate discounted to the market price against payment in cash, conversion of debt or contribution of assets other than cash without pre-emptive subscription rights for the existing shareholders.

As stated in company announcement no. 31 dated October 2, 2012, TORM retained the assistance of the international, financial advisor Evercore Group LLC in connection with the Restructuring. In addition, the Board of Directors obtained a valuation opinion letter from the international investment advisor Moelis and Company UK LLP and a valuation report from the accounting firm Ernst & Young PS with respect to the debt conversion and the issue of the new shares to the Secured Lenders and Time Charter-in Counterparties. Having carefully considered the financial and operational position of the Company and the opinion letter from Moelis and Company UK LLP, it was the Board of Directors' assessment that it was in the best interests of the Company, its shareholders, creditors, other stakeholders and other interested parties to issue the new shares against conversion of the consideration of USD 200 million from Secured Lenders and the Time Charter-in Counterparties to allow TORM to continue its operations without an in-court reconstruction or similar proceedings.

The new shares issued in connection with the Restructuring and the Private Placement were admitted for trading and official listing on NASDAQ OMX Copenhagen following the publication of this Listing Prospectus under the existing ISIN code on December 10, 2012.

Changes to the legal group structure

Pursuant to the terms of the Restructuring Agreement, TORM has made substantial changes to the legal group structure of the Company, aligning the corporate structure for the individual loan facilities. This involved the transfer of vessels to separate legal entities in Denmark and Singapore, which together with other assets (including shares in entities holding vessels, insurance proceeds and income from certain vessels) were pledged to the Secured Lenders. All legal entities holding vessels are ultimately owned by TORM.

Finance leases

AONO/T&T financial sale/leaseback re. TORM AMAZON

In July 2009, TORM Singapore Pte Ltd. Sold the Singapore registered vessel, TORM AMAZON, at a purchase price of USD 35 million to T&T Marine S.A. a Company in the AONO group, and in turn the Company leased the vessel from the owner on financial lease terms under sale and leaseback documentation entered into in July 2009. The lease term is eight years, and the Company has an option to acquire the vessel on the 5th, 6th and 7th anniversary of the delivery date at fixed option prices. Similarly, the owner may require that the Company acquires the vessel on the 8th anniversary of the delivery date. The lease agreement is subject to English law.

Derivative financial instruments and commodity instruments

Under the new Financing Agreements, TORM is required to limit its derivative trading to spot exchange contracts in the ordinary course of business. Therefore TORM cannot use derivatives to the same extent as before to hedge the exposure towards fluctuations in freight rates, bunker prices and currency and interest rates. Going forward, TORM may obtain consent to increase its use of derivatives and then the policies and guidelines mentioned under the various risks will still apply.  As per March 31, 2013, TORM has used bunker swaps for hedging future Contract of Affreightment commitments with a notional value of USD 38 million.

In 2012, 100% of TORM's forward freight agreements (FFAs) and approximately 70% of fuel swaps have been cleared either through Norsk Oppgjørs Sentral (NOS), London Clearinghouse (LCH) or NYMEX Clearport, hereby effectively reducing counterparty credit risk by daily clearing of balances. Over the counter fuel swaps have restrictively been entered into with major oil companies, banks or highly reputed partners with a satisfactory credit rating. Financial derivative instruments, mainly interest rate swaps and forward exchange contracts, have been exclusively traded with major banks in possession of a high credit rating.

Capital Expenditures

The Company invested USD 59 million in tangible fixed assets during 2012, primarily comprising the deliveries under the newbuilding program.

C.  Research and development, patents and licenses, etc.

Not Applicable.

D.  Trend information

Outlook for the Tanker Division

The product tanker market is expected to gradually improve during 2013. Going forward, TORM expects demand to increase due to increasing oil consumption and increased ton-miles from relocation of refinery capacity. The supply side is still affected by the tonnage influx that took place from 2008 to 2012, which resulted in ample tonnage supply. However, a manageable order book, scrapping of existing tonnage and possible postponement of newbuildings will reduce supply growth and impact rates positively. Freight rates are expected to be volatile and uncertainty exists related to the level of newbuilding ordering going forward.

Outlook for the Bulk Division

Because of expected high levels of newbuilding deliveries across all segments TORM remains cautious about prospects for the dry bulk market in 2013. Freight rates are expected to remain under pressure due to the oversupply of tonnage and the market's significant dependence on China, coupled with seasonal demand fluctuations.

E.  Off-Balance Sheet Arrangements

We do not have any off balance sheet arrangements.

F.  Tabular Disclosure of Contractual Obligations

TORM has various contractual obligations and commercial commitments to make future payments including lease obligations, purchase commitments, interest payments and repayment of mortgage debt and bank loans.

The following table summarizes the Company's contractual obligations:

As of December 31, 2012:

USD million	2013	2014	2015	2016	2017	Thereafter	Total
Mortgage debt and bank loans (1)	0.8	96.8	94.2	1,690.0	-	-	1,881.8
Interest payments related to scheduled interest fixing	12.3	-	-	-	-	-	12.3
Estimated variable interest payments (2)	42.9	56.0	54.2	58.3	-	-	211.4
Total	56.0	152.8	148.4	1,748.3	0.0	0.0	2,105.5

USD million	2013	2014	2015	2016	2017	Thereafter	Total
Finance lease liabilities (3)	(1.9)	(1.4)	(0.9)	(0.1)	18.7	-	14.4
Interest element finance lease	4.0	4.4	4.7	4.8	3.2	-	21.1
Chartered-in vessels (incl. vessels not delivered) (Operating lease) (4)	71.9	45.0	43.5	15.7	13.5	5.8	195.4
Newbuilding installments and exercised purchase options (Purchase obligations) (5)	-	-	-	-	-	-	0.0
Other operating leases (6)	7.8	5.8	2.1	2.0	0.4	-	18.1
Total	81.8	53.8	49.4	22.4	35.8	5.8	249.0

Contractual obligations - as lessor:
Charter hire income for vessels on time charter and bareboat charter (incl. vessels not delivered) (Operating lease) (7)	23.7	7.3	0.1	-	-	-	31.1

Total

(1)
The presented amounts to be repaid are adjusted by directly related costs arising from the issuing of the loans by USD 25.1 million (2011: USD 12.3 million), which are amortized over the term of the loans.

(2)	Variable interest payments are estimated based on the average forward rates for each year. This corresponds to an average net interest including margin of 2.9% (2011: 2.5%)

(3)	One leasing agreement include a purchase liability upon default of certain financial covenants similar to those disclosed in note 17.

(4)
Leases have been entered into with a mutually non-cancelable lease period of up to eight years. Certain leases include a profit sharing element implying that the actual charter hire may be higher. The average period until redelivery of the vessels is 0.9 years (2011: 2.3 years).

(5)
As of 31 December 2012, TORM had no contracted newbuildings (2011: 3 newbuildings) to be delivered during 2012-2014 for which the total outstanding contractual commitment amounted to USD 82 million as at 31 December 2011.

(6)	Other operating leases primarily consist of contracts regarding office spaces, cars and apartments as well as IT-related contracts.

(7)	Charter hire income for vessels on time charter and bareboat charter is recognised under revenue. The average period until redelivery of the vessels is 1.0 years (2011: 0.6 years).

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

The tables set forth below indicates (i) the carrying amount of each of our vessels as of December 31, 2012, and (ii) which of our vessels we believe has a basic charter-free market value that is lower than the vessel's carrying amount.

		Year	Carrying Value
Tanker Vessels	Dwt	Purchased	USD Millions
TORM HELENE	99,999	1997	20	*
TORM KRISTINA	105,001	1999	27	*
TORM GUDRUN	101,122	2000	28	*
TORM INGEBORG	99,999	2003	29	*
TORM VALBORG	99,999	2003	29	*
TORM MARINA	109,672	2007	47	*
TORM MAREN	110,000	2008	49	*
TORM MATHILDE	110,000	2008	50	*
TORM SARA	72,718	2003	33	*
TORM ESTRID	74,999	2004	23	*
TORM EMILIE	74,999	2004	33	*
TORM ISMINI	74,999	2004	23	*
TORM SIGNE	72,718	2005	35	*
TORM SOFIA	72,718	2005	36	*
TORM VENTURE	74,999	2007	31	*
TORM GUNHILD	44,999	1999	14	*

		Year	Carrying Value
Tanker Vessels	Dwt	Purchased	USD Millions
TORM ANNE	44,990	1999	16	*
TORM NECHES	47,052	2000	30	*
TORM CLARA	45,999	2000	28	*
TORM CECILIE	44,946	2001	27	*
TORM AMAZON	47,275	2002	15	*
TORM SAN JACINTO	47,038	2002	34	*
TORM MARY	45,990	2002	18	*
TORM VITA	45,940	2002	18	*
TORM CAROLINE	44,946	2002	30	*
TORM GERTRUD	45,940	2002	20	*
TORM GERD	45,940	2002	19	*
TORM THYRA	45,990	2003	19	*
TORM FREYA	45,990	2003	18	*
TORM MOSELLE	47,024	2003	35	*
TORM ROSETTA	47,015	2003	35	*
TORM CAMILLA	44,990	2003	26	*
TORM CARINA	44,990	2003	26	*
TORM HORIZON	46,955	2004	38	*
TORM HELVIG	44,990	2005	31	*
TORM RAGNHILD	44,990	2005	32	*
TORM THAMES	47,035	2005	40	*
TORM KANSAS	46,922	2006	40	*
TORM REPUBLICAN	45,893	2006	40	*
TORM PLATTE	46,920	2006	41	*
TORM LAURA	52,000	2008	38	*
TORM LENE	52,000	2008	38	*
TORM LOTTE	52,000	2009	38	*
TORM LOUISE	52,000	2009	39	*
TORM LILLY	52,000	2009	39	*
TORM ALICE	50,500	2010	-	**
TORM ALEXANDRA	50,500	2010	41	*
TORM ASLAUG	50,500	2010	-	**
TORM AGNETE	50,500	2010	41	*
TORM ALMENA	50,500	2010	-	**
TORM AGNES	50,500	2011	-	**
TORM AMALIE	50,500	2011	-	**
TORM ARAWA	49,999	2012	50	*
TORM ANABEL	49,999	2012	50	*
TORM MADISON	35,828	2000	27	*
TORM TRINITY	35,834	2000	27	*
TORM RHONE	35,751	2000	27	*
TORM CHARENTE	35,751	2001	28	*
TORM OHIO	37,274	2001	29	*
TORM LOIRE	37,106	2004	35	*
TORM GARONNE	37,178	2004	34	*
TORM SAONE	37,106	2004	35	*
TORM FOX	37,006	2005	36	*
TORM TEVERE	36,990	2005	36	*
TORM GYDA	37,000	2009	41	*

Total Tanker	3,621,023		1,912

TORM ANHOLT	74,195	2004	17	*
TORM BORNHOLM	75,912	2004	19	*

Total Drybulk	150,107		36

TOTAL VESSELS	3,71,130		1,948

*           Indicates tanker vessels for which we believe, as of December 31, 2012, the basic charter-free market value is lower than the vessel's carrying amount.  We believe that the aggregate carrying amount of these vessels exceeds their aggregate basic charter-free market value by approximately $790 million.  The aggregate amount represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold or held for sale all of such vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy.  For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values. However, we are not holding our vessels for sale, except as otherwise noted in this report.

**           Indicates that the vessel is classified as a non-current asset held for sale.

We evaluate the carrying amounts of the vessels to determine if events have occurred that would require a modification of their carrying amounts. The valuation of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered.  The review for potential impairment indicators and projection of future undiscounted and discounted cash flows related to the vessels is complex and requires us to make various estimates including future freight rates, earnings from the vessels and discount rates.  If the estimated future cash flow or related assumptions in the future experience change, an impairment of vessels may be required.  The underlying assumptions for the discounted cash flow calculations are presented in Note 9 to the consolidated financial statements.  We refer you to the risk factor entitled "Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels, which may adversely affect our earnings" and the discussion herein under the headings "Item 4.B. Business Overview—Comparison of the Year Ended December 31, 2012 and the Year Ended December 31, 2011—Assessment of Impairment of Assets" and "Item 5—Critical Accounting Estimates and Judgments—Carrying Amounts of Vessels".

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

There were no impairments of vessels in 2010. The recoverable amount represents the higher of fair value less costs to sell, and value in use. In 2011, the Company recorded impairment losses of USD 98 million relating to the Tanker Division.

As of December 31, 2012, the recoverable amount of the Tanker Division was the value in use, whereas the recoverable amount of the Bulk Division was the net selling price.

Based on this review, Management concluded that assets within the Bulk Division were not impaired as the net selling price exceeded the carrying amount by USD 3 million. Also, assets within the Tanker Division were not further impaired as the value in use was equal to the carrying amount.  In addition, during 2012 the carrying amount of the investment in 50% of FR8, which is currently in liquidation, was impaired by USD 42 million to USD 0 in addition to the impairment losses previously recognized.

As part of the assessment of the net selling price of the Bulk Division, Management included a review of market values, calculated as the average of valuations from two internationally acknowledged shipbrokers.

The assessment of the value in use of the Tanker Division and the investment in 50% of FR8 was based on the present value of the expected future cash flows.

The major assumptions used in the calculation of the value in use are the cash flows based on known tonnage including vessels contracted for delivery in future periods. Assets held for sale are not included in the calculation.  Additions or sales of tonnage are not factored in, as the timing and effect of such transactions are highly uncertain.  However, additions will only be made if Management expects to achieve a return in excess of the discount rate applied in the impairment test.

Also, the product tankers are expected to generate normal income for 25 years. Given the current age profile of the tanker fleet, the average remaining life would be approximately 17 years. In addition, freight rate estimates in the period from 2013 to 2015 are based on the Company's business plans, which in 2014 and 2015 assume a gradual increase towards the 10-year historic average.

Beyond 2015, freight rates for the Tanker Division are based on the following 10-year historic average freight rates based on industry sources adjusted by the inflation rate:

•	LR2 26,578 USD/day
•	LR1 22,446 USD/day
•	MR 19,814 USD/day
•
Operating expenses and administrative expenses are estimated based on TORM's current run rate adjusted for cost adjustments outlined in the operating budgets and the business plans for the period 2013 to 2014. Beyond 2014, operating expenses per operating day and administrative expenses are expected to increase with the inflation rate.

•	WACC is set to 8.0% (2011: 8.0%) for the Tanker Division. WACC is calculated using a standard WACC model in which cost of equity, cost of debt and capital structure are the key parameters.
•	The inflation rate is based on the US Federal Reserve and ECB inflation target over the medium term, currently set to 2%.

Management believes that these major assumptions are reasonable.

The calculation of value in use is sensitive to changes in the key assumptions, which are considered to be related to the future development in freight rates, WACC applied as a discounting factor in the calculations and the development in operating expenses. An assessment of the sensitivities reveal that a decrease in the tanker freight rates of USD/day 1,000 would result in a further impairment of USD 204 million for the Tanker Division. Also, that an increase of the WACC of 1% would result in a further impairment of USD 139 million for the Tanker Division. In addition, that an increase of the operating expenses of 10% would result in a further impairment of USD 155 million for the Tanker Division

As outlined above, the impairment tests have been prepared on the basis that the Company will continue to operate its vessels as a fleet in the current business model. In comparison, the market value of TORM's vessels was USD 1,159 million (excluding product tankers held for sale), which is USD 790 million less than the carrying impaired amount.

Reference is made to Note 26 of the Company's audited financial statements, in which an impairment loss of USD 74 million relating to non-current assets held for sale is disclosed.

Tax

All significant Danish entities within the Company entered the Danish tonnage taxation scheme, which went into effect on January 1, 2001, and have filed tax returns accordingly for the income years 2001 to 2011 and they will do so for 2012. The assessment of the tax returns by the tax authorities has not yet been completed for the income years 2006 to 2008 in respect of the Danish tax treatment of dividend distributions from TORM A/S. For further comments on this and comments on prior assessments, please cf. below under the section Danish Tax Considerations. The tax regulations are highly complex, and while the Company aims to ensure the estimates of tax assets and liabilities that it records are accurate, there may be instances where the process of agreeing the tax liabilities with the tax authorities could require adjustments to be made to estimates previously recorded.

Changes in Accounting Policies

Based on an assessment of new or amended and revised accounting standards and interpretations ("IFRSs") issued by IASB and IFRSs endorsed by the European Union effective on 1 January 2012, it has been assessed that the application of the new IFRSs has not had a material impact on the consolidated financial statements in 2012 and TORM does not anticipate any significant impact on future periods from the adoption of these new IFRSs..

Accounting Standards and Interpretations Not Yet Adopted

IASB has issued a number of new or amended and revised accounting standards and interpretations that have not yet come into effect. The following is the most significant:

•
IASB has issued IFRS 9 'Financial Instruments', which is applicable for reporting periods starting on or after 1 January 2015. The new standard and subsequent amendments will substantially change the classification and measurement of financial instruments and hedging requirements. The new standard and amendments have not yet been endorsed by the European Union. The impact on the consolidated financial statements has not yet been determined on a sufficiently reliable basis.

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

ITEM 6.                           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and senior management

Set forth below are the names, ages and positions of our directors and executive officers.

Name	Age	Position
Board of Directors*:
Flemming Ipsen	65	Chairman of the Board
Olivier Dubois	59	Deputy Chairman of the Board
Kari Millum Gardarnar	61	Director
Alexander Green	49	Director
Rasmus J. Skaun Hoffman	36	Director
Jon Syversten	51	Director

Management:
Jacob Meldgaard	44	Chief Executive Officer
Roland M. Andersen	45	Chief Financial Officer

* Chairman N.E. Nielsen, Deputy Christian Frigast and Mr. Jesper Jarlbaek were members of the Board of Directors of the Company until January 9, 2013.

Biographical information with respect to each of our directors and executives is set forth below.

Flemming Ipsen became a Board member and Chairman of TORM in January 2013. Mr. Ipsen holds a PMD from Harvard Business School and an LLM from the University of Copenhagen. Mr. Ipsen is chairman of the Remuneration Committee and a member of the Audit Committee and has management duties in A/S Mærsk Aviation Holding, Star Air A/S, Ejendomselskabet Lindø, Royal Danish Yacht Club,  Mærsk Broker A/S, Port of Hanstholm, Maritime & Commercial Court, J Poulsen Shipping A/S, Julius Koch International A/S, The Danish Institute of Arbitration and TORM Foundation

Olivier Dubois became a Board member and Deputy Chairman of TORM in January 2013. Mr. Dubois is CFO of the Elior Group. Mr. Dubois holds an MBA degree from ESSEC, a Political Science degree from Institut d'Etudes Politiques in Paris and a Bachelor's degree in Economics from the University of Paris. Mr. Dubois is Chairman of TORM's Audit Committee and has management duties in Elior Group and Meileurtaux

Kari Millum Gardarnar has been a director of the Company since April 2011. Mr. Gardanar is employed by the Company as Master and has been with the Company from 1975 to 1986 and since 1990. He has been elected by the employees of the Company to our Board of Directors.

Alexander Green became a Board member in January 2013. Mr. Green holds a Bachelor's degree in Civil Engineering from the University of Salford and has been trained at the Royal Military Academy at Sandhurst and the Royal School of Military Engineering. Mr. Green is a member of TORM's Remuneration Committee

Rasmus J. Skaun Hoffman has been a director of the Company since April 2011.  Mr. Hoffman is employed by the Company as Chief Engineer and has been with the Company since 2003.  He has been elected by the employees of the Company to our Board of Directors.

Jon Syversten became a Board member in January 2013. Mr. Syvertsen holds an MBA from IESE Business School and a Master's degree in Naval Architecture from the Norwegian Institute of Technology. Mr. Syvertsen is a member of TORM's Remuneration Committee and has management duties in Gram Car Carriers Ltd, KM Holdings AS, Arne Blystad AS, Offshore Heavy Transport AS

Jacob Meldgaard has been our Chief Executive Officer since April 1, 2010. Before this, Mr. Meldgaard served as Executive Vice President and member of the Executive Management in Dampskibsselskabet Norden A/S. Mr. Meldgaard holds a Bachelor of Commerce degree in international trade from Copenhagen Business School, Denmark and has attended the Advanced Management Program at Wharton Business School and Harvard Business School in the United States.

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

Compensation

In 2012, we incurred compensation expenses of $1 million for the Board of Directors and $2 million for our executive officers including the value of expensed share-based compensation. We have not set aside any amounts to provide pension, retirement or similar benefits to our directors and executive officers. For a description of our stock option plan please refer to "Incentive scheme" below. The members of TORM's management are, in the event of termination by the Company, entitled to a severance payment of up to 24 months' salary. The pension age for members of our management is 62.

Board Practices

The members of our Board of Directors are elected for terms of two years and the Board currently consists of six members. At the end of each term, they are eligible for re-election. As a result of the Restructuring, all Board members will be eligible for re-election in 2014. There are no service contracts between us and any of our directors providing for benefits upon termination of a director's election.  Four new members of the Board were elected at the extraordinary general meeting in January 2013 and the other two current Board members were elected by the employees of the Company.  Any employee director shall hold office for such term as provided for in the Danish Companies Act.

Committees of the Board of Directors

On July 31, 2005, we established the Audit Committee, which adopted an audit committee charter in compliance with Nasdaq's corporate governance rules, except for the exemptions noted below.  The Audit Committee is comprised of two independent members of our Board of Directors, and is responsible for reviewing our accounting controls and recommending to the Board of Directors the engagement of our outside auditors.  The members of the Audit Committee are Messrs. Flemming Ipsen and Olivier Dubois.  In addition, we have established a remuneration committee that is comprised of three independent members of our Board of Directors which are responsible for establishing executive officers' compensation and benefits.  The members of our compensation committee are Messrs. Flemming Ipsen, Alexander Green and Jon Syversten.

Employees

The number of employees we employed, on average, for the previous three fiscal years, are as follows:

	2010	2011	2012
Land-based employees
Denmark	171	172	160
Other	137	160	145
Total	308	332	305
Seafarers (officers)	225	212	161
Total employees	533	544	466

In 2012, approximately 97 of our employees were employed in administrative positions. The majority of the staff on vessels owned by our subsidiaries and associated companies are not employed by us.

Share ownership

The following table sets forth information as of March 31, 2013 regarding the total amount of capital stock owned by our officers and directors on an individual basis:

Name	Position	Shares (Nom. Hold.)	Share options (Nom. Hold.)
Flemming Ipsen	Chairman of the Board	500	0
Olivier Dubois	Deputy Chairman of the Board	10	0
Kari Millum Gardarnar	Director	2,880	0
Alexander Green	Director	100	0
Rasmus J. Skaun Hoffman	Director	1,675	0
Jon Syversten	Director	0	0
Jacob Meldgaard	Chief Executive Officer	100,000	536,422
Roland M. Andersen	Chief Financial Officer	10,449	682,904

Incentive scheme

In 2010 a share option-based incentive scheme was established for certain employees including the Executive Management, members of the management group and certain key employees. The Board of Directors is not included in the scheme. The scheme comprised of 35 persons in the 2010 grant, 40 persons in the 2011 grant and 0 people in the 2012 grant. The scheme is comprised of share options only and aims at incentivizing the participants to seek to boost the share price to the mutual benefit of themselves and the shareholders of TORM.

TORM's share option programs are subject to Danish law and include certain adjustment provisions and exercise conditions and other terms customary for share option programs of this nature.  Among other things, the programs provide that a share capital increase made at a subscription price below market value (except where a capital increase is made pursuant to a general employee share scheme), should result in a proportional adjustment of the number of shares in the Company which can be acquired when exercising a share option. As a result of the capital reduction and the issuance of the new shares at a subscription price below market value in connection with the Restructuring, TORM's share option programs were adjusted in accordance with their terms. As a consequence of the discounted issuance of the new shares, the exercise price of TORM's issued share options was adjusted with a factor of 0.6823 and the number of share options held by the holders was adjusted with a factor of 1.4655.

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

In 2012, 40,000 (2011: 30,000) of the share options granted in 2011 and 40,000 (2011: 35,000) of the share options granted in 2010 were forfeited.

As of  December 31, 2012, a total number of 2,720,636 unexercised share options were outstanding under the share option program for 2010 and 2011, including 891,406 options to members of the current Executive Management.

The share options vest in connection with the publication of the annual report in the third calendar year following the grant.

Vested share options may be exercised from the vesting date until the publication of the annual report in the sixth year from the grant. Additionally, the share options may only be exercised in an exercise window during a period of four weeks from the date of the Company's publication of an interim report or an annual report.

Each share option gives the employee the right to acquire one share with a nominal value of DKK 5 which was adjusted to a nominal value of DKK 0.01 in connection with the adjustment for the discounted issuance of the new shares. As set out above, in connection with the new shares, the number of shares in the Company that can be acquired on the basis of each individual share option is adjusted on a pro rata basis. Exercised options are settled by the Company's holding of treasury shares or, in certain situations, by settlement in cash.

For grants made in 2010, the exercise price is DKK 33.59, which was calculated as the average closing price on NASDAQ OMX Copenhagen on the day of the publication of the interim financial report for the third quarter of 2010 and the following four business days plus a hurdle rate of 12% per annum calculated from the date of the grant until the vesting date and after adjustment for the discounted issuance of the new shares. For grants made in 2011, the exercise price is DKK 27.20, which was calculated as the average closing price on NASDAQ OMX Copenhagen on the day of the publication of the annual report for 2010 and the following four business days plus a hurdle rate of 12% per annum calculated from the date of the grant until the vesting date.

Participants resigning from their positions with the Company as good leavers prior to vesting are allowed to keep their share options and to exercise them in accordance with the terms and conditions of the share option program 2010-2012. Bad leaver participants will lose all share options that have not vested at the time of final resignation. This is in accordance with the mandatory provisions of the Danish Stock Option Act.

In 2012, an expense of USD 0.6 million has been recognized in the income statement regarding share options granted in 2010 and USD 0.7 million regarding share options granted in 2011.

See Note 4 to our consolidated financial statements and notes thereto, included herein.

Incentive Scheme for Management and Employees for 2007-2009

In 2007, an incentive scheme was established for all land-based employees and officers employed on permanent contracts (apart from trainees, apprentices and cadets) that were directly employed in TORM A/S. The Board of Directors was not included in the scheme. The scheme covers the financial years of 2007, 2008 and 2009. The scheme consists of both bonuses and share options.

Bonus

The bonus was awarded based on TORM achieving a calculated RoIC (Return on Invested Capital) in each financial year compared to each year's budgeted RoIC. If the RoIC was higher or lower, the amount available for bonuses was adjusted accordingly. 75% of the achieved bonus was paid in cash and 25% in shares, which the employees would own provided that they were still employed by the Company after a period of two years. The number of shares granted to the employee depended on the market price of the TORM share when TORM's annual report for the grant year was published. In addition to the RoIC-based bonus, a discretionary bonus could be awarded. In 2009, the RoIC target was not achieved and, consequently, only the discretionary bonus was awarded. The individual employee's share of the bonus was based partly on the individual's salary and partly on the evaluation of the individual's performance. The employee received the bonus after the publication of TORM's annual report. For the financial year 2010, 2011 and 2012 no bonus has been awarded under this program as it only covers the financial years 2007-2009.

An income of USD 0.0 million (2011: an income of USD 0.3 million) relating to the amortization of shares for 2007-2008 has been recognized in the income statement for 2012.

Share options

In 2007, the Company established a share option scheme for the period 2007-2009 for all land-based employees and officers employed on permanent contracts with the Company, including the members of the Executive Management.

The share option program 2007-2009 is subject to Danish law and includes certain adjustment provisions and exercise conditions and other terms customary for share option programs of this nature. Among other things, the program provides that a share capital increase made at a subscription price below market value (except where a capital increase is made pursuant to a general employee share scheme), should result in a proportional adjustment of the number of shares in the Company which can be acquired when exercising a share option. Any issue of bonus shares in the Company or a change in the denomination of the shares in the Company or share capital reductions made at a price above market value also lead to adjustments of the number of shares. Furthermore, the exercise price of the stock options is adjusted if excess dividends are distributed to the shareholders. Excess dividends are defined as any dividend payments which materially deviate from the dividend payments of the Company taken into consideration when granting the share options. For example the Board of Directors' decision to pay an extraordinary dividend based on its authorization granted by the general meeting will constitute an excess dividend. As set out above and in order to ensure that the value of the share options remains unaffected by the issuance of the new shares, and in accordance with the adjustment provisions of the share option program, the exercise price and the number of options was adjusted with an adjustment factor of 0.6823 and 1.4655 respectively.

As of December 31, 2012, a total number of 3,933,666 unexercised share options were outstanding under the share option program for 2007-2009, including 327,920 options to members of the current Executive Management.

Approximately 50% of the share options were granted with a fixed exercise price (standard options). For the share options granted in 2007, the exercise price is DKK 101.19 per share, in 2008 DKK 108.97 per share and in 2009 DKK 116.67 per share after adjustment for the extraordinary dividend paid out in September 2007 and December 2008 and after adjustment for the discounted issuance of the new shares.

The other approximately 50% of the share options were granted with an exercise price that is ultimately determined at the publication of the Company's annual report after a three-year period, e.g. for the grant in 2009, determination took place in March 2012. The exercise price is based on the market price of the shares on March 5, 2007 and is adjusted for the relative development in the share price in relation to a defined peer group (peer group options). Furthermore, the exercise price is reduced if the Company's total shareholder return (calculated on the basis of the share price of the respective shares' primary place of listing with dividends reinvested in the Company) exceeds the average total shareholder return of a defined peer group (peer group options). Finally, adjustments are made to reflect the dividends paid by the Company to its shareholders during the vesting periods. If the shares develop relatively better than the peer group, the share options will be in the money. After adjustment for the discounted issuance of new shares for peer group options granted in 2007, the exercise price is DKK 72.32, for peer group options granted in 2008, the exercise price is DKK 54.58 and for peer group options granted in 2009, the exercise price is DKK 24.56. As at 31 December 2012, a total number of 1,744,333 unexercised standard options were outstanding and a total number of 2,189,333 unexercised peer group options were outstanding.

The share options may be exercised in an exercise window starting at expiry of a seven-day period after publication of the annual report in the third calendar year after the date of grant (from 2010-2012) and ending at the end of the sixth calendar year after the date of grant (2013-2015). During the exercise window, the share options may only be exercised within windows of 28 days after the Company's publication of annual reports and interim financial reports. For the 2007 grant, share options can be exercised after the publication of the annual report for 2009 in March 2010, and shall be exercised by March 2013 at the latest, for the 2008 grant, share options can be exercised after the publication of the annual report for 2010 in March 2011, and shall be exercised by March 2014 at the latest, and finally, for the 2009 grant, share options can be exercised after the publication of the annual report for 2011 in March 2012, and shall be exercised by March 2015 at the latest. As at December 41, 2012, all 3,933,666 share options were vested.

Each share option gives the employee the right to acquire one share with a nominal value of DKK 5 which was adjusted to a nominal value of DKK 0.01 in connection with the adjustment for the discounted issuance of the new shares. As set out above, in connection with the capital reduction and the listing, the number of shares in the Company that can be acquired on the basis of each individual share option is adjusted on a pro rata basis. Exercised options are settled by the Company's holding of treasury shares or, in certain situations, by settlement in cash.

Participants resigning from their positions with the Company as good leavers prior to vesting are allowed to keep their share options and to exercise them in accordance with the terms and conditions of the share option program 2007-2009. Bad leaver participants will lose all share options that have not vested at the time of final resignation. This is in accordance with the mandatory provisions of the Danish Stock Option Act.

In 2012, a total expense of USD 0.0 million has been recognized in the income statement regarding share options.

The fair value of the share options granted in 2007, 2008 and 2009 was based on the Black-Scholes and Monte Carlo models and calculated at USD 10.9 million for the 2007 grant, USD 6.3 million for the 2008 grant and USD 1.4 million for the 2009 grant as per the grant date.

See Note 4 to our consolidated financial statements and notes thereto, included herein.

ITEM 7.                           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major shareholders.

Our capital stock is comprised of common shares, par value DKK 0.01 per share. The following table sets forth information regarding the beneficial owners of more than five percent of our common shares as of the dates indicated in the footnotes below. All of the shareholders, including the shareholders listed in this table, are entitled to one vote for each common stock held.

Name	Number of Shares	Percentage of Class
Joint Filing Group*	655,200,000	90.0%
HSH Nordbank AG (1)	99,370,920	13.7%
Danske Bank A/S (2)	83,566,818	11.5%
Nordea Bank AB (3)	82,111,087	11.3%
DBS Bank Ltd. (4)	39,909,623	5.5%
Deutsche Bank AG (5)	45,375,541	6.2%
Alpha Trust and its trustee First Link Management (6)	38,020,804	5.2%

*UniCredit Bank AG, or UniCredit, filed a Schedule 13D on January 10, 2013, which states that the address of UniCredit is 30 Cecil Street #25-01, Prudential Tower, Singapore 049712.  The Schedule 13D was submitted as a jointly filed Schedule 13D with the following parties, which compose the joint filing group:

Arctic Char Shipping, Inc.
Arctic Flounder Shipping, Inc.
Blue Lines Shipping (Nominated Affiliate of Heroic Taurus Inc., Heroic Regulus Inc., Heroic Elysion Inc. and Heroic Ursa Major)
BW Euroholdings Limited (Nominated Affiliate of Rainwood Company S.A., Acland Company S.A. and Gifford Company S.A.)
CAF First Limited (Nominated affiliate of The Export Import Bank of China)
Danish Ship Finance A/S (Danmarks Skibskredit A/S)
Danske Bank A/S
DBS Bank Ltd.
Deutsche Bank AG (London Branch)
Deutsche Bank AG Filiale Deutschlandgesehdft
FSL-25 Pte. Ltd.
FSL-26 Pte. Ltd.
HSH Nordbank AG
Inverbeg Shipping Ltd. (Nominated Affiliate of BNP Paribas)
Karei Shipping, Inc.
Keymax Maritime Co. Ltd. (Nominated Affiliate of A-1 Shipholding S.A.)
Kihada Shipping, Inc.
Koi Shipping, Inc.
Link Stork Marina S.A.
Maguro Shipping, Inc.
Majuro Ship Finance Co.
Mitsubishi Ore Transport (Torm Atlantic)
Mitsubishi Ore Transport (Torm Ocean)
Mitsubishi Ore Transport (Torm Pacific)
MK Centennial Maritime B.V.
MMSL Pte. Ltd. (Nominated Affiliate of Marubeni Corp.)
MPC Global Maritime Opportunities S.A., SICAF (Nominated Affiliate of Rio Lillehammer Schifffahrtsgesellschaft mbH & Co. KG and Rio Luxembourg Schifffahrtsgesellschaft mbH & Co. KG)
Nordea Bank Danmark A/S
Orient Line Co. Ltd (Nominated affiliate of Polestar Ship Line S.A.)
Principal Finance Investments Holding B.V. (Nominated Affiliate of MCI Tankers VIII Pte. Ltd.)
Safemarine Corp. S.A.
Shikishima Kisen K.K. (Nominated Affiliate of Ambitious Line, S.A.)
Shoei Kisen Kaisha
Skandinaviska Enskilda Banken AB (publ)
Solar Oceania Corp
Sumitomo Corporation
Sun Cordia Marine S.A.
T&T Marine S.A.
The Hongkong and Shanghai Banking Corporation Limited
Triton Navigation, B.V.
UniCredit Bank AG

(1) HSH Nordbank AG, or HSH Nordbank, filed a Schedule 13D with the SEC on January 10, 2013, which states that the address of HSH Nordbank is Gerhart-Hauptmann-Platz 50, 20095 Hamburg, Germany and that, as of January 9, 2013 HSH Nordbank had shared voting power with respect to 99,370,920 common shares and sole voting and dispositive power with respect to 99,370,920 common shares, resulting in aggregate beneficial ownership of 99,370,920 common shares by HSH Nordbank.  The Schedule 13D was submitted as a jointly filed Schedule 13D with the following parties, which compose the joint filing group: Free and Hanseatic of Hamburg and State of Schleswig-Holstein.

(2) Danske Bank A/S, or Danske Bank, filed a Schedule 13D with the SEC on January 10, 2013, which states that the address of Danske Bank is Holmens Kanal 2-12, 1092 Copenhagen, Denmark and that, as of January 9, 2013 Danske Bank had shared voting power with respect to 83,566,818 common shares and sole voting and dispositive power with respect to 83,566,818 common shares, resulting in aggregate beneficial ownership of 83,566,818 common shares by Danske Bank.

(3) Nordea Bank AB, or Nordea, filed a Schedule 13D with the SEC on January 9, 2013, which states that the address of Nordea is Christianbro, Standgade 3, PO Box 850, 0900 Copenhagen, Denmark, and that, as of January 9, 2013 Nordea had shared voting power with respect to 82,111,087 common shares and sole voting and dispositive power with respect to 82,111,087 common shares, resulting in aggregate beneficial ownership of 82,111,087 common shares by Nordea.  The Schedule 13D was submitted as a jointly filed Schedule 13D with the following parties, which compose the joint filing group: Nordea Bank Danmark A/S and Nordea Bank Finland Plc.

 (4) DBS Bank Ltd., or DBS Bank, filed a Schedule 13D with the SEC on January 10, 2013, which states that the address of DBS Bank is 12 Marina Boulevard, Level 46, DBS Asia Central at Marina Bay, Financial Centre Tower 3, Singapore 018982 and that, as of January 9, 2013 DBS Bank had shared voting power with respect to 39,909,623 common shares and sole voting and dispositive power with respect to 39,909,623 common shares, resulting in aggregate beneficial ownership of 39,909,623 common shares by DBS Bank.

(5) Deutsche Bank AG, or Deutsche Bank, filed a Schedule 13D with the SEC on January 9, 2013, which states that the address of Deutsche Bank is 60 Wall Street, New York, NY 10005 and that, as of January 9, 2013 Deutsche Bank had shared voting power with respect to 45,374,541 common shares and sole voting and dispositive power with respect to 45,374,541 common shares, resulting in aggregate beneficial ownership in 3,555,792 common shares by Deutsche Bank.

(6) Based on inquiries with TORM's share registrar and results of Restructuring as of December 31, 2012.

Related party transactions.

Niels Erik Nielsen, former Chairman of the Board of Directors, was during the year a practicing partner in the law firm Lett. Lett has rendered legal assistance during the financial year as one of a number of law firms. The firm's fee of $2.0 million (2011:$0.2 million, 2010:$0.4 million) is based upon the amount of time spent by the firm.

Jesper Jarlbæk, former member of the Board of Directors, is Chairman of the Board of Directors and shareholder in Basico Consulting A/S and member of the Board of Directors and shareholder in IT2 Treasury Solutions Ltd. TORM has used Basico Consulting A/S for interim employment during the financial year amounting to USD 0.8 million (2011:USD 0.8 million, 2010:USD 0.3 million), and IT2 Treasury Solutions Ltd. has licensed treasure management software and related implementation during the financial year amounting to USD 0.2 million (2011:USD 0.0 million, 2010: USD 0.0 million). Interim employment fees and implementation fees are based upon the amount of time spent by the firms.

Angelos Papoulias, former member of the Board of Directors until April 2012, is director of Investments & Finance Ltd. TORM has paid Investments & Finance Ltd. for consulting services during the financial year amounting to USD 0.8 million (2011: USD 1.3 million, 2010:USD 0.2 million) based upon the amount of time spent by the firm.

Stefanos-Niko Zouvelos, a former member of the Board until April 2012 is the general manager of Beltest Shipping Company Limited. TORM has during the year paid zero fees (2011:USD 0.0 million, 2010: USD 0.1 million) to an entity owned by Beltest Shipping Company Limited under a time charter agreement involving one product tanker vessel. TORM has during 2011 served as commercial and technical manager for that product tanker for which TORM has received commissions and fees of USD 0.2 million as compared to 0.2 million in 2010.  In 2012, TORM received no fees and did not act as commercial and technical manager for that product tanker.

Until the completion of the Restructuring, Alpha Trust and its trustee, First Link Management Services Limited, was considered to have control over TORM via the ownership of 52.23% of the share capital of the Company.

During the financial year, TORM carried on trading with its jointly controlled entities for a total amount of USD 1.5 million (2011: USD 8.4 million, 2010: USD 8.7 million). In July 2012, TORM acquired a claim against affiliates of a time charter-in partner for a consideration of USD 3.0 million from a subsidiary of TORM's jointly controlled entity FR8 Holdings Pte. Ltd.

To the best of TORM's knowledge, there have been no other transactions with such parties during the financial year.

Executive Management remuneration is disclosed in Note 4 to our consolidated financial statements and notes thereto, included herein.

Interests of experts and counsel.

Not Applicable.

ITEM 8.                           FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See Item 17.

LEGAL PROCEEDINGS

We are party, as plaintiff or defendant, to a variety of lawsuits for damages arising principally from personal injury and property casualty claims. Most claims are covered by insurance, subject to customary deductibles. Other than as described below, we believe that these claims will not, either individually or in the aggregate, have a material adverse effect on us, our financial condition or results of operations.

TORM is currently involved in a general investigation by the Danish tax authorities which have carried out a control visit relating to the application of withholding taxes in connection with dividend distributions. The control visit was conducted by the Danish tax authorities as part of a wider campaign aimed at Danish companies who have paid dividends to entities in European low tax jurisdictions. No claims have been raised by the Danish tax authorities as of the date of this annual report.

If a claim is raised by the Danish tax authorities as a result of such investigation or other cases or proceedings the Company may be involved in now or in the future is determined to TORM's disadvantage, it may result in fines, default under the Financing Agreements, damages or reputational damage and could have a material adverse effect on the Company's future performance, results of operations, cash flows and financial position.

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

TORM's dividend policy states that up to 50% of the net profit for the year may be distributed as dividend. Furthermore, dividend distribution should always be considered in light of TORM's capital structure, strategic developments, future obligations, market trends and shareholder interest. Following the Restructuring, the terms of the credit facilities include a covenant that there will be no issuance of new shares or dividend distribution without consent from the lenders.

Significant Changes.

For the full year 2013, TORM forecasts a loss before tax of USD 100-150 million before potential vessel sales and impairment charges. TORM expects to remain in compliance with the financial covenants for 2013. In addition, TORM expects to be operational cash flow positive after interest payment. The uncertainties and sensitivities about freight rates and asset prices may have an effect on the Company's compliance with the financial covenants. As 24,676 earning days are uncovered at year-end 2012, a change in freight rates of USD/day 1,000 would impact profit before tax by USD 25 million. For further details on the forecast, please refer to "Outlook 2013" on page 8 and "Safe Harbor Statement" on page 10.

At the Company's Annual General Meeting held on April 11, 2013, the Company's shareholders voted to authorize the Company to terminate its American Depository Receipt program and allow the Company to acquire a limited number of its own shares as well as delist the Company's ADSs from Nasdaq and deregister the Company's securities under the U.S. Securities Exchange Act.

TORM has entered into an agreement to sell five MR product tankers to a company controlled by Oaktree Capital Management or Oaktree. The sale is a consequence of the specific option rights, which one bank group exercised in connection with the Restructuring Agreement. Oaktree will place the five vessels under TORM's commercial management in a revenue sharing scheme and utilize TORM's integrated operating platform for technical management. TORM retains an upside potential through a profit split mechanism if Oaktree generates a return above a specified threshold. The five vessels will be delivered to Oaktree during 2013. The transaction leads to a P&L loss of approximately USD 5 million which will be recognized in the financial statements in the second quarter of 2013. Following the sale, TORM's owned fleet consists of 60 product tankers and two dry bulk vessels. TORM maintains its forecast for 2013 of a loss before tax of USD 100-150 million before potential additional vessel sales and impairment charges.

ITEM 9.           THE OFFER AND LISTING

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

The average daily trading volume may not be indicative of actual trading volumes and liquidity. Please also refer to "Risk Factors - There may be no active public market for you to resell our ADSs." For the previous five full years:

	2008	2009	2010	2011	2012
Low (DKK)	55.00	42.70	34.70	2.80	1.64
High (DKK)	183.00	72.00	67.50	42.50	5.05
Average Daily Volume (No)	223,943	207,464	201,259	127,713	109,201

For the previous two full years and subsequent periods, by quarter:

2011	1st quarter	2nd quarter	3rd quarter	4th quarter
Low (DKK)	27.85	20.74	7.06	2.80
High (DKK)	42.50	34.79	21.90	8.10
Average Daily Volume (No)	155,461	105,162	132,464	119,549

2012	1st quarter	2nd quarter	3rd quarter	4th quarter
Low (DKK)	2.88	1.64	2.11	1.75
High (DKK)	5.05	3.07	3.99	3.22
Average Daily Volume (No)	142,829	96,793	93,801	103,470

2013	1st quarter
Low (DKK)	0.90
High (DKK)	1.94
Average Daily Volume (No)	400,196

For the previous six months:

	October	November	December	January	February	March
	2012	2012	2012	2013	2013	2013
Low (DKK)	2.54	1.91	1.75	1.40	1.02	0.90
High (DKK)	3.22	2.90	2.35	1.94	1.40	1.06
Average Daily Volume (No)	120,634	73,757	115,799	347,091	370,556	482,941

Plan of Distribution

Not Applicable.

Markets.

Our common shares are currently trading on the Copenhagen Stock Exchange. Our ADSs, each representing ten common shares, are listed on the Nasdaq Capital Market under the abbreviation "TRMD." The tables below sets forth, for the periods indicated, the high and low closing sale price in U.S. Dollars and the average daily trading volume for our shares on the Nasdaq Capital Market. Trading on the Nasdaq Capital Market commenced on April 16, 2002. Although we have provided the average daily trading volume of our shares for the periods indicated, the trading volume of our shares on the Nasdaq Capital Market is extremely volatile and daily trading ranges from none to several thousand shares.

	2008	2009	2010	2011	2012
Low (USD)	9.73	7.75	5.98	0.55	0.28
High (USD)	37.25	12.87	13.50	7.69	4.10
Average Daily Volume (No)	3,160.5	2,223	1,642	1,739	3,028

For the previous two full years and subsequent periods, by quarter:

2011	1st quarter	2nd quarter	3rd quarter	4th quarter
Low (USD)	4.82	3.94	1.36	0.55
High (USD)	7.69	6.82	4.22	1.60
Average Daily Volume (No)	1,480.33	685	1,668.25	3,232
2012	1st quarter	2nd quarter	3rd quarter	4th quarter
Low (USD)	0.53	0.28	0.29	0.39
High (USD)	0.92	0.56	0.75	4.10
Average Daily Volume (No)	4,720	4,491.9	1,266.1	1,808.1
2013	1st quarter
Low (USD)	1.57
High (USD)	3.99
Average Daily Volume (No)	8,920

For each of the previous six months:

	October	November	December	January	February	March
	2012	2012	2012	2013	2013	2013
Low (USD)	0.42	0.39	3.03	2.57	1.82	1.57
High (USD)	0.63	4.1	3.99	3.99	2.57	1.92
Average Daily Volume (No)	790	1,620	3,195	9,415	6,833.3	10,750

Selling Shareholders

Not Applicable.

Dilution

Not Applicable.

Expenses of the Issue

Not Applicable.

ITEM 10.                           ADDITIONAL INFORMATION

Share capital.

Not Applicable.

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

Our Articles of Association also contain the following provisions:

•	our Board of Directors shall receive a fixed stipend, which shall be set by the Board of Directors and approved by the shareholders during the annual general meeting;

•	any dividend payable to a shareholder which remains unclaimed after three years shall accrue to us;

•	each common share shall have the right to one vote;

•	directors are elected for two-year terms, after which they are entitled to be re-elected;

•	there are no redemption rights;

•
generally, proposals to amend our Articles of Association or to dissolve or merge with another company require the approval of at least 2/3 of all votes cast at a meeting at which 3/5 of the outstanding share capital is present, unless the resolution was proposed by the Board of Directors; and

•
proposals to (i) increase the Company's share capital (a) by conversion of debt or (b) without pre-emptive subscription rights for the existing shareholders on a pro rata basis based on their shareholding irrespective of share class or other special rights attached to such new shares or (ii) amendments to (i) or (ii) Article 10.2 of the Articles of Association, requires the approval of 9/10 of all votes cast and share capital represented at the general meeting.

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

Material contracts.

Attached as exhibits to this annual report are the contracts we consider to be both material and not entered into in the ordinary course of business. Descriptions are included within Item 5.B. with respect to our credit facilities and financial lease, and Item 4.B. with respect to our joint venture agreement.

Other than these contracts, we have no other material contracts, other than contracts entered into in the ordinary course of business, to which we are a party.  The summaries of our material contracts contained herein are qualified in their entirety by reference to the full text of the actual documents, which govern the transactions described.

Exchange controls.

None.

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

DANISH TAX CONSIDERATIONS

We have summarized below the general rules on the taxation of dividend payments made by TORM to its shareholders. The summary is provided for informational purposes and does constitute, or substitute for, legal advice..

Shareholders fully taxable to Denmark

Individual shareholders with a domicile in Denmark or who have stayed in Denmark for at least 6 months and companies registered in Denmark or companies of which the effective place of management takes place in Denmark normally qualify to be fully taxable under Danish laws.

Individual shareholders

Dividends paid to individuals are taxed as share income. Individual shareholders who receive dividend payments are taxed at a rate of 27% for dividend payments up to DKK 48,300 and 42% for dividend payments exceeding DKK 48,300. In both cases, the threshold doubles to DKK 96,600 for married couples living together at the end of an income year. The threshold is adjusted on a yearly basis and includes all dividends and gains on shares received in a year.  The amounts discussed above include all share income received by an individual or couple during the income year.  At the time of the payment of the dividend, TORM normally withholds 27% dividend tax.

Corporate shareholders

Regardless of the period of ownership, companies which own at least 10% of TORM can receive dividend tax exemptions. Dividend payments made to companies that own less than 10% are taxed at 25%, which is the normal corporate income tax rate.

Special rules apply to certain holding companies to prevent avoidance of the 10 percent requirement. These rules are not elaborated on herein.

Shareholders not fully taxable to Denmark

In connection with dividend distributed from TORM to an individual or a company resident abroad, withholding tax is normally levied at 27%. If a tax treaty is in place between Denmark and the shareholder's state of residence, the shareholder may reclaim the withholding tax which exceeds the withholding tax Denmark is entitled to withhold according to the tax treaty. The reclaim request should be made to the Danish tax authorities by using a special form, which must be certified by the shareholder's local tax authorities.

Individual shareholders – special rules

With regard to individual shareholders who are residents of the United States, Great Britain, Norway, Sweden, Canada, Germany, the Benelux countries, Ireland, Switzerland and Greece, withholding tax to Denmark may only be withheld with the rate applicable according to the relevant tax treaty, i.e. normally 15%. In order receive this tax rate, there is a condition that the shares are registered with the VP Securities Services through a deposit account in a Danish bank. In order to receive these benefits, a shareholder must provide the Danish tax authorities with a certification from the local tax authorities of the shareholder's residency and state where they are liable for taxes.

Corporate shareholders

A tax exemption exists for foreign companies who receive dividend payments from TORM, if they own at least 10% of TORM, are resident of the EU/EEA or resident of a state which has a tax treaty with Denmark according to which the dividend tax is waived or decreased. It is also a condition of this exemption that the receiving company be the beneficial owner of the dividend in order to avoid a Danish withholding tax of 27%.  The Danish tax authorities have recently been more active in pursuing tax litigations relating to foreign holding companies and recent decisions have found some of these companies as not qualifying as the beneficial owners of the dividend payment resulting in a 27% withholding tax being levied against these companies.

If a foreign company owns less than 10% of TORM, TORM is required to assess a withholding dividend tax of 27%. It is possible for the foreign receiving company to make a request for a 15% withholding tax if it is a resident in a state, which must exchange information with the Danish tax authorities according to a tax treaty or another agreement. If the dividend withholding tax according to the tax treaty is less than 15%, it may be possible to obtain the actual withholding tax rate.

Shares with dividend rights that are held by a permanent establishment in Denmark are taxed, as mentioned above, under corporate shareholders tax rate of Denmark.

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

In accordance with Danish accounting principles, the provision for deferred tax that existed at the date of enactment was released to income in 2002, which was in accordance with shipping industry practice in Denmark. However, TORM changed its accounting policies in 2005 to comply with IFRS and in order to align the accounting under IFRS deferred tax assets and liabilities are recorded in the balance sheet. As of December 31, 2012, the Company carried a deferred tax liability of USD 53 million in the balance sheet deriving solely from vessels. The 2011 income tax has preliminarily been estimated at USD 1.7 million. Tax on account has been paid with approx. USD 2.3 million. As the estimated income tax is less than the tax paid on account, no further tax payments should be assumed on the 2012 joint taxation.

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

The Treasury Regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares that are traded during any taxable year on that market exceeds the number of shares traded during that year on any other established securities market.  At present, the sole class of TORM's stock that is issued and outstanding is its common stock, which is listed on the NASDAQ OMX Copenhagen (formerly known as the Copenhagen Stock Exchange), or "CSE," an established securities market in Denmark. TORM's common stock, as represented by its ADSs (each representing ten shares of common stock), is also listed on the NASDAQ Capital Market, or the "NASDAQ," which is an established securities market in the United States. However, since TORM's common stock as represented by ADSs began trading on the NASDAQ on April 17, 2002, that trading activity has been significantly less than the number of TORM common shares traded on the CSE.  For the foreseeable future, TORM expects that more common shares will continue to be traded on the CSE than on the NASDAQ and, therefore, the analysis below proceeds on the premise that its common shares are "primarily traded" on the CSE.

The Treasury Regulations provide further that stock of a foreign corporation will be considered to be "regularly traded" on an established securities market only if: (i) more than 50% of the stock of the corporation is listed on such market, (ii) such stock is traded on such market, other than in de minimis quantities, on at least 60 days during the taxable year, and (iii) the aggregate number of shares of such stock traded on such market is at least 10% of the average number of shares of such stock outstanding during such year.  For 2012, TORM's common shares satisfied these "regularly traded" tests.  Furthermore, TORM has no reason to believe that this will not continue to be the case notwithstanding the ADS listing on the NASDAQ.

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

Based on its shareholdings during 2012, TORM believes it was subject to the 5% override rule during the 2012 taxable year. To the extent the 5% override rule applies, TORM believes that it qualifies for the 5% closely-held group exception. However, to benefit from this exception, TORM must obtain from one or more of its 5% shareholders, and from each entity in the chain of ownership between such shareholder and TORM, ownership statements required by the Treasury Regulations to support such shareholder's status as a qualified shareholder for purposes of Section 883 for more than half the days during the 2012 taxable year. If such ownership statements are obtained, TORM will be able to establish that the percentage ownership of TORM common shares owned by such qualified  5% shareholders for such period is such that the common share percentage ownership by the remaining shareholders in the 5% closely-held group for such period falls below the 50% ownership threshold.  However, as of the date of this Annual Report, TORM has not obtained the ownership statements described above and there is no certainty that TORM will be able to do so.

If the above ownership statement is obtained, TORM and each subsidiary will be eligible to claim exemption from U.S. federal income tax under Section 883 on their U.S. source shipping income earned during 2012.  However, if TORM is unable to obtain ownership statements from its 5% shareholders to establish that TORM and each subsidiary are not subject to the 5% override rule for 2012, then TORM and certain of its subsidiaries may not qualify for exemption under Section 883 and could be subject to U.S. federal income tax on their U.S. source shipping income unless they qualify for the benefits of the U.S.-Denmark Income Tax Treaty, as described in more detail below.

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

State and Local Taxation

TORM, because of its presence in United States in the State of Connecticut, has filed a Connecticut state income tax return for the year 2012 and paid a tax of $250.

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

Dividends paid with respect to our ADSs to a U.S. Holder that is an individual, trust or estate, which we refer to as a "U.S. Individual Holder," may be eligible for preferential U.S. federal income tax rates provided that (1) we are a "qualified foreign corporation," (2) the U.S. Individual Holder has owned our ADSs for more than 60 days during the 121-day period beginning 60 days before the date on which our common shares become ex-dividend, (3) we are not a passive foreign investment company for the taxable year of the dividend or the immediately preceding taxable year (which we do not believe we are, have been or will be), and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

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

3.8% Tax on Net Investment Income.  For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual, estate, or, in certain cases, a trust, will generally be subject to a 3.8% tax on the lesser of (1) the U.S. Holder's net investment income for the taxable year and (2) the excess of the U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000).  A U.S. Holder's net investment income will generally include distributions made by us which constitute a dividend for U.S. federal income tax purposes and gain realized from the sale, exchange or other disposition of our ADSs.  This tax is in addition to any income taxes due on such investment income.  If you are a U.S. Holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of the 3.8% tax on net investment income to the ownership and disposition of our ADSs.

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

Dividends and paying agents.

Not Applicable.

Statement by experts.

Not Applicable.

Documents on display.

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements we file and submit reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of these materials can also be obtained upon written request from the Public Reference Section of the SEC at its principal office in Washington, D.C. 20549, at prescribed rates or from the SEC's website on the Internet at http://www.sec.gov, free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. In addition, documents referred to in this annual report may be inspected at our headquarters at 18 Tuborg Havnevej, DK-2900 Hellerup, Denmark.

Subsidiary Information

Not Applicable.

ITEM 11.                           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from foreign currency fluctuations, changes in interest rates, changes in the prices of fuel oil, counter-parties and changes in freight rates. The Company sets up all hedging, entirely on the basis of the specific market hedging requirements when not restricted by the Restructuring. Hedge accounting applied is applied systematically and is based upon applicable accounting policies.

The sensitivity analyses below shows the profit and loss impact for hypothetical changes in, respectively, foreign currency exchange rate, interest rates, bunker prices and freight rates. This method of analysis should not be considered a projection of likely future events and profits or losses. Actual results and market conditions in the future may be materially different from those projected and changes in the instruments held and in the financial and commercial markets in which we operate could cause losses to exceed the amounts projected.

As part of the Restructuring, all of TORM's interest rate and currency swap transactions were closed-out.  Existing bunker hedging and FFAs may remain in place, but TORM is restricted from entering into new derivative transactions.

The sensitivity analyses presented below does not consider the effects that such adverse change may have on overall economic activity, nor do they consider additional actions management may take to mitigate our exposure to such changes. Actual results may differ. For an overview of the fair value of the derivative financial instruments please refer to Note 23.

TORM enters into derivative contracts (FFAs, bunker swaps, interest rate swaps and foreign currency contracts) when not restricted by the Restructuring. All of these contracts subject the Company to counterparty credit risk. As a result, the Company is subject to credit risks at various levels, including with charterers or cargo interests. If the counterparties fail to meet their obligations, the Company could suffer losses on such contracts which would decrease revenues and earnings.  As part of the Restructuring, all of TORM's interest rate and currency swap transactions were closed-out.  Existing bunker hedging and FFAs may remain in place, but TORM is restricted from entering into new derivative transactions.

Foreign Exchange Rate Risk

TORM uses USD as its functional currency because the majority of the Company's transactions are denominated in USD. The foreign exchange risk is thereby limited to cash flows not denominated in USD. The primary risk relates to transactions denominated in DKK, EUR and SGD and relates to administrative and operating expenses.  All of TORM's currency swap transactions were closed out as part of the restructuring, and TORM will not be able to enter into new derivative transactions.

The part of the Company's expenses that are denominated in currencies other than USD account for approximately 95% for administrative expenses and approximately 10% for operating expenses. Other significant cash flows in non-USD-related currencies occur occasionally.  No other significant cash flows in non-USD-related currencies occurred in 2012.

At December 31, 2012, the overall hedge of the foreign exchange risk for 2013 is 0% (at December 31, 2011: 52% for 2012).

Forward foreign exchange contracts and other foreign exchange contracts have during 2012 been traded subject to specific risk policies and guidelines approved by the Board of Directors including trading limits, segregation of duties and other internal control procedures.

All things being equal, a change in the USD exchange rate of 10% in relation to DKK would result in a change in profit before tax and equity as follows:

USD million	2013	2012

Sensitivity to changes in the USD/DKK exchange rate
Effect of a change in the USD exchange rate of 10% in relation to DKK:
Change in profit before tax	6.4	4.6
Change in equity	6.4	1.2

Interest Rate Risk

TORM's interest rate risk generally relates to interest-bearing mortgage debt and bank loans. All the Company's loans for financing vessels are denominated in USD, and all are floating rate loans.  As part of the Restructuring, all of TORM's interest rate and currency swap transactions were closed out.  As a result, TORM's entire debt is now unhedged in relation to interest risk. Any changes in interest rates could therefore have a material adverse effect on TORM's future performance, results of operations, cash flows and financial position.

At the end of 2012, TORM has fixed 23% of the interest exposure. The fixing was a result of the scheduled interest fixing of the debt (through March 27, 2013).  All things being equal, a change in the interest rate level of 1% point on the unhedged variable interest debt will result in a change in the interest rate expenses as follows:

USD million	2013	2012

Sensitivity to changes in interest rates
Effect of a change in the interest rate level of 1%-point:
Change in interest rate expenses	14.1	5.0
Change in equity	14.1	5.0

TORM's interest-bearing debt increased from year-end 2011 to year-end 2012 by USD 81 million (2011: increased by USD 169 million) to USD 1,868 million (2011: USD 1,787 million).

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

The cost of bunkers accounted for 69% of the total voyage costs in 2012 (2011: 69%) and is by far the biggest single cost related to a voyage.  Accordingly, TORM is exposed to fluctuations in bunker prices that are not reflected in the freight rates achieved by the Company. To reduce this exposure TORM has historically hedged part of it's bunker requirements with oil derivatives, but the use of oil derivatives is currently restricted by the new financing agreements.  To the extent applicable bunker trade is subject to specific risk policies and guidelines approved by the Board of Directors including trading limits, stop-loss, stop-gain and stop-at-zero policies, segregation of duties and other internal control procedures.

In 2012, TORM covered 17.4% (2011: 7.6%) of its bunker requirements using hedging instruments. As at 31 December 2012, the total market value of bunker hedge contracts was USD 1.3 million (2011: USD 2.1 million).  All things being equal, a price change of 10% per ton of bunker oil (without subsequent changes in freight rates) would lead to the following change in expenditure based on the expected bunker consumption in the spot market:

USD million	2013	2012

Sensitivity to changes in the bunker prices

Change in the bunker prices of 10% per ton:
Change in bunker expenses	33.5	46.7
Change in equity	33.5	46.7

Freight Rate Risk

The Company's income is principally generated from voyages carried out by its fleet of vessels. As such, TORM is exposed to the considerable volatility that characterizes freight rates on such voyages.

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

Within the tanker segment, freight income is to a certain extent covered against general fluctuations through the use of physical contracts, such as cargo contracts and time charter agreements with durations of 6-24 months. In addition, TORM has historically used financial instruments such as forward freight agreements (FFAs) and synthetical time charter contracts, with coverage of typically 3-12 months forward, based on market expectations and in accordance with the Company's risk management policies. In 2012, 12% of freight earnings deriving from the Company's tankers was secured in this way compared to 33% in 2011. Physical time charter contracts accounted for 92% (2011: 57%) of overall hedging, as this hedging instrument resulted in higher rates than those offered by the forward market. In 2012, the Company entered into FFAs with a total notional contract value of USD 14 million (2011: USD 331 million). At the end of 2012, the coverage for 2013 was at a relatively low level of 17% (by the end of 2011: 26%).

FFA trade and other freight-related derivatives are currently restricted by the new financing agreements, but are otherwise subject to specific policies and guidelines approved by the Board of Directors including trading limits, stop-loss policies, segregation of duties and other internal control procedures.

For the bulk segment, TORM has sought to have high coverage in the declining market. The targeted coverage for the next 12 months rolling is more than 75% for owned and time charter vessels. TORM will actively seek cover using the spot market, reletting time charters and/or using derivative instruments to the extent possible under the new financing agreements.

All things being equal and to the extent the Company's vessels have not already been chartered out at fixed rates, a freight rate change of USD/day 1,000 would lead to the following change in profit before tax based on the expected number of earning days for the coming financial year:

USD million	2013	2012

Sensitivity to Changes In Freight Rates

Change in freight rates of USD/day 1,000:
Change in profit before tax	24.7	30.3
Change in equity	24.7	30.3

ITEM 12.                           DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

The Depositary shall charge the following fees for the services performed under the terms of the deposit agreement:

(i)           to any person to whom ADSs are issued upon the deposit of common shares, a fee not in excess of USD 5.00 per 100 ADSs (or fraction thereof) so issued under the terms of the deposit agreement (excluding issuances pursuant to paragraph (iii) and (v) below);

(ii)           to any person surrendering ADSs for cancellation and withdrawal of deposited securities, a fee not in excess of USD 5.00 per 100 ADSs (or fraction thereof) so surrendered;

(iii)           to any holder of american depositary receipts, or an ADR, a fee not in excess of USD 0.02 per 100 ADSs (or fraction thereof) held for the distribution of cash proceeds (i.e. upon the sale of rights and other entitlements);

(iv)           no fee shall be payable for the distribution of cash dividends or the distribution of ADSs pursuant to stock dividends or other free distributions of shares as long as such fees are prohibited by the exchange upon which the ADSs are listed.  If charging of such fees is not prohibited, the fees specified in (i) above shall be payable in respect of ADS distributions pursuant to stock dividends (or other free distributions of stock) and the fees specified in (iii) above shall be payable in respect of distributions of cash;

(v)           to any holder of ADRs, a fee not in the excess of USD 5.00 per 100 ADSs (or portion thereof) issued upon the exercise of rights.

In addition, holders, beneficial owners, person depositing common shares for deposit and person surrendering ADSs for cancellation and withdrawal of deposited securities will be required to pay the following charges:

(i)           taxes (including applicable interest and penalties) and other governmental charges;

(ii)           such registration fees as may from time to time be in effect for the registration of common shares or other deposited securities with the foreign registrar and applicable to transfers of common shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

(iii)           such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the deposit agreement to be at the expense of the person depositing or withdrawing common shares or holders and beneficial owners of ADSs;

(iv)           the expenses and charges incurred by the depositary in the conversion of foreign currency;

(v)           such fees and expenses as are incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to common shares, deposited securities, ADSs and ADRs; and

(vi)           he fees and expenses incurred by the Depositary in connection with the delivery of deposited securities.

Any other charges and expenses of the depositary under the deposit agreement will be paid by the Company upon agreement between the depositary and the Company.

Part II

ITEM 13.                           DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources."

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.                           CONTROLS AND PROCEDURES

a)           Disclosure Controls and Procedures.

As of December 31, 2012, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Chairman and Chief Executive Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(e). Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the report it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the SEC rules and forms, and to ensure that information required to be disclosed by the Company in the report it files or submits under the Exchange Act is accumulated and communicated to the Company's management including its principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure.

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

TORM's management assessed the effectiveness of the TORM Group's internal control over financial reporting as of December 31, 2012. In making this assessment, they used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment and criteria, TORM's management has concluded that, as of December 31, 2012, TORM Group's internal control over financial reporting is effective based on those criteria.

The effectiveness of internal control over financial reporting as of December 31, 2012 has been audited by Deloitte, Statsautoriseret Revisionsaktieselskab, Denmark, an independent registered public accounting firm, as stated in their report which is included below.

c)           Attestation report of the independent registered public accounting firm.

To the shareholders of TORM A/S

We have audited the internal control over financial reporting of TORM A/S and subsidiaries (the "Company") as at December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of TORM Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2012 of the Company and our report dated April 30, 2013 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Statsautoriseret Revisionspartnerselskab

Copenhagen, Denmark

April 30, 2013

(d)           Changes in internal control over financial reporting.

There have been no significant changes in our internal controls or in other factors that could have significantly affected those controls in the current period, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16A.                           AUDIT COMMITTEE FINANCIAL EXPERT

On July 31, 2005, we established the Audit Committee, which adopted an audit committee charter in compliance with Nasdaq's corporate governance rules, except for the exemptions noted below.  The Audit Committee is comprised of two independent members of our Board of Directors, and is responsible for reviewing our accounting controls and recommending to the Board of Directors the engagement of our outside auditors.  The members of the Audit Committee are Messrs. Flemming Ipsen and Olivier Dubois.  The Board of Directors has determined that Mr. Olivier Dubois is an Audit Committee financial expert and is independent under applicable Nasdaq and SEC standards.

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

During 2012, TORM developed a new set of Business Principles that will replace the Code of Ethics. The implementation of the Business Principles is expected to be completed during 2013.

ITEM 16C.                           PRINCIPAL ACCOUNTING FEES AND SERVICES

Deloitte Statsautoriseret Revisionspartnerselskab, Copenhagen, Denmark is the independent accounting firm that audits the financial statements of the Company and our subsidiaries and is the principal accountant for the audit of the Company.

The aggregate fee for audit and audit services provided by Deloitte to the Company in 2012 and 2011 were:

(in USD million)	2012	2011
Audit Fees	0.5	0.5
Audit-Related Fees	1.3	0.6
Tax Fees	0.8	0.1
All Other Fees	0.3	0.2
Total	2.9	1.4

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

ITEM 16H.                            MINE SAFETY DISCLOSURE

Not applicable.

Part III

ITEM 17.                           FINANCIAL STATEMENTS

We specifically incorporate by reference in response to this item the report of the independent auditors, the consolidated financial statements and the accompanying notes, appearing on pages F-1 through F-62.

Non-IFRS measures

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

(in USD million)	2010	2011	2012
Mortgage debt and bank loans	1,961.7	1,794.6	1,881.8
Finance lease liabilities	33.0	77.7	14.4
Less cash and cash equivalents	(120.0)	(85.5)	(28.3)
Equals Net interest-bearing debt	1,874.7	1,786.8	1,867.9

Invested capital

Invested capital measures the net investments used to achieve our operating profit. We believe that invested capital is a relevant measure that management uses to measure the overall development of the assets and liabilities generating our net profit. Invested capital is calculated as follows:

	2010	2011	2012
Intangible assets	91.3	1.9	1.7
Plus: Tangible fixed assets	2,800.3	2,338.0	1,955.7
Plus: Investments in jointly controlled entities	72.9	50.3	1.0
Plus: Loans to jointly controlled entities	10.3	8.2	0.0
Plus: Other financial assets	6.0	0.0	0.0
Plus: Bunkers	41.1	84.6	72.5
Plus: Accounts receivable (1)	141.3	177.9	149.7

	2010	2011	2012
Plus: Non-current assets held for sale	0.0	21.2	134.0
Less: Deferred tax	(54.3)	(53.7)	(53.2)
Less: Acquired liabilities related to options on vessels	(1.9)	(0.0)	0.0
Less: Trade payables	(48.0)	(115.6)	(83.8)
Less: Current tax liabilities	(1.7)	(1.2)	(0.3)
Less: Other liabilities	(70.2)	(84.9)	(48.1)
Less: Deferred income	(0.0)	(1.2)	(6.4)
Invested capital	2,987.1	2,425.5	2,122.8

(1)	Accounts receivable includes freight receivables, other receivables and prepayments.

ITEM 18.                           FINANCIAL STATEMENTS

Not Applicable.

ITEM 19.                           EXHIBITS TORM TO PROVIDE ANY NEW MATERIAL AGREEMENTS

Number	Description of Exhibits

1.1	Amended and Restated Articles of Association for TORM A/S (the "Company")

1.2	Procedure for the Board of Directors of the Company and English Translation (1)

2.2	Form of Depository Agreement between Deutsche Bank and the Company (1)

4.1	The Company's Employee Stock Purchase Plan (1)

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

4.5	Restructuring Agreement between TORM A/S, the Original Lenders, the Original Time-Charter Owners and the Original Bareboat Owners, dated October 2, 2012. (4)

8.1	List of the Company's subsidiaries

11.1	Code of Ethics (3)

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Company's Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of the Company's Principal Financial Officer

13.1	Certification of the Company's Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Company's Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Incorporated by reference from exhibit of same number to Registration Statement on Form 20-F, filed February 27, 2002 (File No. 000-49650).

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

(3)	Incorporated by reference from exhibit of same number to Registration Statement on Form 20-F, filed June 25, 2008 (File No. 000-49650).

(4)	Incorporated by reference from exhibit 99.2 to a report on Schedule 13D, filed November 13, 2012 (File No. 005-78280).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

TORM A/S
	By:	/s/ Jacob Meldgaard
Name: Jacob Meldgaard Title: Chief Executive Officer
Date: April 30, 2013

TORM AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of TORM A/S

We have audited the accompanying consolidated balance sheets of TORM A/S and subsidiaries (the "Company") as at December 31, 2011 and 2012, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flow for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of TORM A/S and subsidiaries as at December 31, 2011 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as at December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte Statsautoriseret Revisionspartnerselskab

Copenhagen, Denmark

April 30, 2013

TORM AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
For The Years Ended December 31, 2010, 2011 and 2012
(Expressed in thousands of USD)

	Note	2010	2011	2012
Revenue		856,075	1,305,208	1,121,215
Port expenses, bunkers and commissions		(298,830)	(675,004)	(665,395)
Freight and bunkers derivatives		3,339	14,105	9,914

Time charter equivalent earnings		560,584	644,309	465,734

Charter hire		(228,631)	(398,326)	(389,603)
Operating expenses	4	(152,207)	(164,949)	(168,903)

Gross profit (Net earnings from shipping activities)	3	179,746	81,034	(92,772)

Profit/(loss) from sale of vessels	26	1,871	(52,538)	(26,048)
Administrative expenses	4, 5	(78,161)	(71,222)	(67,224)
Other operating income		4,788	3,170	951
Share of results of jointly controlled entities	28	(11,453)	(4,217)	(9,408)
Impairment losses on jointly controlled entities	9	(35,000)	(13,000)	(41,542)
Amortizations, depreciation and impairment losses	7, 8, 9, 26	(141,410)	(331,826)	(212,461)

Operating profit/(loss)		(79,619)	(388,599)	(448,504)

Financial income	10	2,663	9,930	11,846
Financial expenses	10	(59,285)	(72,716)	(142,427)

Loss before tax		(136,241)	(451,385)	(579,085)

Tax benefit/(expense)	13	982	(1,621)	(1,558)

Net loss for the year		(135,259)	(453,006)	(580,643)

	Note	2010	2011	2012
Loss per share (USD)	29	(2.0)	(6.5)	(3.3)
Loss per share (DKK)*		(11.0)	(34.9)	(18.9)
Diluted loss per share (USD)	29	(2.0)	(6.5)	(3.3)
Diluted loss per share (DKK)*		(11.0)	(34.9)	(18.9)

* Calculated from USD to DKK at the average USD/DKK exchange rate for the relevant period.

The accompanying notes are an integrated part of these financial statements.

TORM AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For The Years Ended December 31, 2010, 2011 and 2012
(Expressed in thousands of USD)

	2010	2011	2012

Net loss for the year	(135,259)	(453,006)	(580,643)

Other comprehensive income/(loss):
Exchange rate adjustments arising on translation of entities using a measurement currency different from USD	(13)	(399)	343
Fair value adjustment on hedging instruments	(4,948)	(29,668)	(11,112)
Fair value adjustment on hedging instruments transferred to income statement	6,361	1,700	18,186
Fair value adjustment on available for sale investments	(229)	8,651	170

Other comprehensive income/(loss) after tax	1,171	(19,716)	7,587

Total comprehensive income/(loss) for the year	(134,088)	(472,722)	(573,056)

The accompanying notes are an integrated part of these financial statements.

TORM AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2011 and 2012
(Expressed in thousands of USD)

	Note	2011	2012
ASSETS
NON-CURRENT ASSETS

Intangible assets
Goodwill		0	0
Other intangible assets		1,903	1,720

	7, 9	1,903	1,720

Tangible fixed assets
Land and buildings		1,976	812
Vessels and capitalized dry-docking	18	2,258,550	1,948,348
Prepayments on vessels		69,250	0
Other plant and operating equipment		8,176	6,504

	8, 9	2,337,952	1,955,664

Financial assets
Investments in jointly controlled entities	9, 28	50,259	1,040
Loans to jointly controlled entities		8,198	0
Other investments	6	11,614	12,333

		70,071	13,373

Total non-current assets		2,409,926	1,971,757

CURRENT ASSETS
Bunkers		84,552	72,544
Freight receivables	11	140,177	117,331
Other receivables	12	26,037	16,831
Prepayments		11,731	15,566
Cash and cash equivalents		85,548	28,328

Non-current assets held for sale	26	21,236	133,980

Total current assets		369,281	384,580

TOTAL ASSETS		2,779,207	2,355,337

The accompanying notes are an integrated part of these financial statements.

TORM AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (continued)
As of December 31, 2011 and 2012
(Expressed in thousands of USD)

	Note	2011	2012
SHAREHOLDERS' EQUITY AND LIABILITIES
SHAREHOLDERS' EQUITY
Common shares	14	61,098	1,274
Special reserve		0	60,974
Treasury shares	14	(17,309)	(19,104)
Revaluation reserves		6,180	6,350
Retained profit		620,032	236,607
Hedging reserves		(29,813)	(22,739)
Currency translation reserves		3,661	4,004

Total shareholders' equity		643,849	267,339

LIABILITIES
Non-current liabilities
Deferred tax liability	13	53,711	53,220
Mortgage debt and bank loans	2,17,18,20	0	1,881,014
Finance lease liabilities	21	29,361	14,371
Deferred income	15	6,407	5,224

Total non-current liabilities		89,479	1,953,829

Current liabilities
Mortgage debt and bank loans	2,17,18,20	1,794,644	812
Finance lease liabilities	21	48,296	0
Trade payables		115,552	83,766
Current tax liabilities		1,216	325
Other liabilities	16	84,904	48,083
Acquired liabilities related to options on vessels	24	84	0
Deferred income	15	1,183	1,183

Total current liabilities		2,045,879	134,169

Total liabilities		2,135,358	2,087,998

Total shareholders' equity and liabilities		2,779,207	2,355,337

Accounting policies	1
Liquidity, Capital Resources, going concern and subsequent events	2
Guarantee and contingent liabilities	19
Derivative financial instruments	22
Risks associated with TORM's activities	23
Related party transactions	25

The accompanying notes are an integrated part of these financial statements.

TORM AND SUBSIDIARIES
Consolidated statements of changes in equity
As of December 31, 2010, 2011 and 2012
(Expressed in thousands of USD)

						Gains/losses recognized directly in equity
	Common shares	Special reserve*	Treasury Shares	Retained profit	Proposed dividends	Revaluation reserve	Hedging reserves	Translation reserves	Total

EQUITY

Balance at January 1, 2010	61,098	0	(18,118)	1,205,146	0	(2,242)	(3,258)	4,073	1,246,699

Compre-hensive income for the year:
Net profit/(loss) for the year				(135,259)					(135,259)
Other comprehensive income for the year						(229)	1,413	(13)	(1,171)
Total comprehensive income for the year				(135,259)		(229)	1,413	(13)	(134,088)
Share capital increase									0
Conversion of debt									0
Acquisition of treasury shares									0
Transaction costs issue									0
Disposal treasury shares			235						235
Loss from disposal of treasury shares				(235)					(235)
Share-based compensation				2,678					2,678
Total changes in equity 2010	0	0	235	(132,816)	0	(229)	1,413	(13)	(131,410)

Equity at December 31, 2010	61,098	0	(17,883)	1,072,330	0	(2,471)	(1,845)	4,060	1,115,289

Gains/losses recognized directly in equity
Common shares	Special reserve*	Treasury Shares	Retained profit	Proposed dividends	Revaluation reserve	Hedging reserves	Translation reserves	Total

Changes in equity 2011:
Compre-hensive income for the year:
Net profit/(loss) for the year				(453,006)					(453,006)
Other comprehensive income for the year						8,651	(27,968)	(399)	(19,716)
Total comprehensive income for the year				(453,006)		8,651	(27,968)	(399)	(472,722)
Share capital increase									0
Conversion of debt									0
Acquisition of treasury shares									0
Transaction costs issue									0
Disposal of treasury shares, cost			574						574
Loss from disposal of treasury shares				(574)					(574)
Share-based compensation				1,282					1,282
Total changes in equity 2011	0	0	574	(452,298)	0	8,651	(27,968)	(399)	(471,440)

Equity at December 31, 2011	61,098	0	(17,309)	620,032	0	6,180	(29,813)	3,661	643,849

Gains/losses recognized directly in equity
Common shares	Special reserve*	Treasury Shares	Retained profit	Proposed dividends	Revaluation reserve	Hedging reserves	Translation reserves	Total

Changes in equity 2012:
Comprehensive income for the year:
Net profit/(loss) for the year				(580,643)					(580,643)
Other com-prehensive income for the year						170	7,074	343	7,587
Total com-prehensive income for the year				(580,643)		170	7,074	343	(573,056)
Share capital increase	(60,974)	60,974							0
Conversion of debt	1,123			198,877					200,000
Acquisition of treasury shares			(1,795)						(1,795)
Transaction costs issue				(2,944)					(2,944)
Disposal of treasury shares, cost									0
Loss from disposal of treasury shares									0
Share-based compensation				1,285					1,285
Total changes in equity 2012	(59,851)	60,974	(1,795)	(383,425)	0	170	7,074	343	(376,510)

Equity at December 31, 2012	1,247	60,974	(19,104)	236,607	0	6,350	(22,739)	4,004	267,339

* Special reserve in accordance with the Danish Companies Act

The accompanying notes are an integrated part of these financial statements.

TORM AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Expressed in thousands of USD)

	Note	2010	2011	2012
CASH FLOW FROM OPERATING ACTIVITIES
Net loss for the year		(135,259)	(453,006)	(580,643)

Tax expenses		(982)	1,621	1,558
Financial income and expenses		56,622	62,786	130,581
Net profit/(loss) from sale of vessels		(1.871)	52,538	26,048
Amortization, depreciation and impairment losses		141,410	331,826	212,461
Impairment of jointly controlled entities		35,000	13,000	41,542
Share of results of jointly controlled entities		11,453	4,217	9,408
Restructuring charter-in fee		0	0	168,870
Other non-cash movements	28	(8,009)	(6,796)	2,777

Dividends received		1	1	428
Dividends received from jointly controlled entities		1,690	1,360	0
Interest received and exchange rate gains		496	4,983	676
Interest paid and exchange rate losses		(54,368)	(66,951)	(51,598)
Advisor fees related to financing and restructuring plan		0	0	(64,972)
Income taxes paid/repaid		(3,565)	(2,671)	(2,935)
Change in bunkers, receivables and payables	28	(43,193)	(17,687)	6,285

Net cash flow from operating activities		(575)	(74,799)	(99,514)

CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets		(253,945)	(118,455)	(59,446)
Investment in equity interests and securities		(13)	0	0
Loans to jointly controlled entities		3,300	2,100	8,198
Sale of equity interests and securities		0	0	1,948
Proceeds on sale of non-current assets		63,751	284,475	49,626

Net cash flow from investing activities		(186,907)	168,120	326

CASH FLOW FROM FINANCING ACTIVITIES
Borrowing, mortgage debt		344,693	87,043	82,451
Borrowing, finance lease liabilities		0	46,765	0
Repayment/redemption, mortgage debt		(153,759)	(254,104)	(34,597)
Repayment/redemption, finance lease liabilities		(5,305)	(7,468)	(2,219)
Transaction costs shares issue		0	0	(1,872)
Purchase/disposals of treasury shares		0	0	(1,795)

Cash inflow/(outflow) from financing activities		185,629	(127,764)	41,968

Net change in cash and cash equivalents		(1,853)	(34,423)	(57,720)

Cash and cash equivalents, at January 1		121,824	119,971	85,548

Cash and cash equivalents, at December 31		119,971	85,548	28,328

The accompanying notes are an integrated part of these financial statements.

TORM AND SUBSIDIARIES - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

NOTE 1 - ACCOUNTING POLICIES, CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

TORM A/S is a Danish shipping company, founded in 1889 under the Danish Companies Act, engaged primarily in the ownership and operation of product tankers and dry bulk carriers (hereinafter referred to as TORM A/S or the Parent Company). TORM A/S and its subsidiaries (hereinafter referred to as the Company, TORM, TORM Group or Group) owns product tankers that primarily carry refined products such as naphtha, gasoline, gas oil, jet fuel, and diesel oil. TORM's dry bulk vessels carry commodities such as coal, iron ore and grain. The vessels trade worldwide. TORMS A/S's registered office and principal place of business is at Tuborg Havnevej 18, DK-2900 Hellerup, Denmark.

The Company provides transportation services by utilizing a fleet of vessels that it owns, charters in on short and long-term time charters, or commercially manages as the manager of a pool or through contracts with third-party owners. The Company charters in tankers and bulk vessels as are needed by the pools that it manages.

The annual report has been prepared in accordance with the International Financial Reporting Standards as adopted by the EU and the disclosure requirements for Danish listed companies' financial reporting issued by NASDAQ OMX Copenhagen.

The annual report also complies with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The financial statements are prepared in accordance with the historical cost convention except where fair value accounting is specifically required by IFRS.

The functional currency of the Company is USD, and the Company applies USD as presentation currency in the preparation of the annual report.

CHANGES IN ACCOUNTING POLICIES AND PRESENTATION

Based on an assessment of new or amended and revised accounting standards and interpretations, or IFRSs, issued by IASB effective on January 1, 2012, it has been assessed that the application of the new IFRSs has not had a material impact on the consolidated financial statements in 2012 and TORM does not anticipate any significant impact on future periods from the adoption of these new IFRSs.

ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

IASB has issued a number of new or amended and revised accounting standards and interpretations that have not yet come into effect. The following is the most significant:

IASB has issued IFRS 9 'Financial Instruments', which is applicable to reporting periods starting on or after January 1, 2015. The new standard and subsequent amendments will substantially change the classification and measurement of financial instruments and hedging requirements. The new standard and amendments have not yet been endorsed by the European Union.

The impact on the consolidated financial statements has not yet been determined on a sufficiently reliable basis.

KEY ACCOUNTING POLICIES

The Management considers the following to be the most important accounting policies applicable to TORM.

Participation in pools

TORM generates its revenue from shipping activities, including activity conducted through pools. For the pools in which TORM participates, total pool revenue is generated from each vessel participating in the pools and is based on either voyage or time charter parties. These pools measure net revenue based on contractual rates and the duration of each voyage, and net revenue is recognized upon delivery of services in accordance with the terms and conditions of charter parties.

The pools are regarded as jointly controlled operations, and the Company's share of the income statement and balance sheet in the respective pools is accounted for by recognizing a proportional share, based on participation in the pool, combining items of a uniform nature.

The Company's share of the income in each pool is primarily dependent on the number of days the Company's vessels have been available for the pools in relation to the total available pool earning days during the period.

In 2012, TORM acted as pool manager of one pool in which the Company has a significant number of vessels participating. As pool manager, TORM receives a chartering commission income to cover expenses associated with this role. The chartering commission income is calculated as a fixed percentage of the freight income from each charter agreement. If the pool does not earn any freight income, TORM does not receive any commission income. The commission income is recognized in the income statement under "Other operating income" in addition to the underlying freight income in the pool.

Cross-over voyages

Revenue is recognized upon delivery of services in accordance with the terms and conditions of the charter parties. For cross-over voyages (voyages in progress at the end of a reporting period), the uncertainty and the dependence on estimates are greater than for finalized voyages. The Company recognizes a percentage of the estimated revenue for the voyage equal to the percentage of the estimated duration of the voyage completed at the balance sheet date. The estimate of revenue is based on the expected duration and destination of the voyage. Voyage expenses are recognized as incurred.

When recognizing revenue, there is a risk that the actual number of days it takes to complete the voyage will differ from the estimate, and for time charter parties a lower day rate may have been agreed to for additional days. The contract for a single voyage may state several alternative destination ports. The destination port may change during the voyage, and the rate may vary depending on the destination port. Changes to the estimated duration of the voyage as well as changing destinations and weather conditions will affect voyage expenses.

Demurrage revenue

Freight contracts contain conditions regarding the amount of time available for loading and discharging of the vessel. If these conditions are breached, TORM is compensated for the additional time incurred in the form of demurrage revenue. Demurrage revenue is recognized upon delivery of services in accordance with the terms and conditions of applicable charter parties. Upon completion of a voyage, the Company assesses the time spent in port, and a demurrage claim based on the relevant contractual conditions is submitted to the charterers. The claim will often be met by counterclaims due to differences in the interpretation of the agreement compared to the actual circumstances of the additional time used. Based on previous experience, 95% of the demurrage claims submitted by the Company are recognized as demurrage revenue. The Company receives demurrage payments when a final amount is agreed upon, which is, on average, approximately 100 days after the original demurrage claim was submitted. If TORM accepts a reduction of more or less than 5% of the original claim, or if the charterer is not able to pay, demurrage revenue is affected.

Vessels

Vessels are measured at cost less accumulated depreciation and accumulated impairment losses. Cost comprises acquisition cost and costs directly related to the acquisition up until the time when the asset is ready for use, including interest expenses incurred during the period of construction, based on the loans obtained for the vessels. All major components of vessels, except for dry-docking costs, are depreciated on a straight-line basis to the estimated residual value over their estimated useful lives, which TORM estimates to be 25 years. The Company considers that a 25-year depreciable life is consistent with that used by other ship owners with comparable tonnage. Depreciation is based on cost less the estimated residual value. Residual value is estimated as the lightweight tonnage of each vessel multiplied by scrap value per ton. The useful life and the residual value of the vessels are reviewed at least at each financial year end based on market conditions, regulatory requirements and the Company's business plans.

The Company also evaluates whether any events have occurred that indicate impairment and might require a modification of carrying amounts. Prepayment on vessels is measured at costs incurred.

Dry-docking

Approximately every 30 and 60 months, depending on the nature of work and external requirements, the Company's vessels are required to undergo planned dry-dockings for replacement of certain components, major repairs and maintenance of other components which cannot be carried out while the vessels are operating. These dry-docking costs are capitalized and depreciated on a straight-line basis over the estimated period until the next dry-docking. The residual value of such components is estimated at 0. The useful life of the dry-docking costs are reviewed at least at each financial year-end based on market conditions, regulatory requirements and TORM's business plans.

A portion of the cost of acquiring a new vessel is allocated to the components expected to be replaced or refurbished at the next dry-docking. Depreciation hereof is carried over the period until the next dry-docking. For newbuildings, the initial dry-docking asset is estimated based on expected costs related to the first-coming dry-docking, which is based on experience and past history of similar vessels. For second-hand vessels, a dry-docking asset is also segregated and capitalized separately, taking into account the normal docking intervals of the Company.

At subsequent dry-dockings the costs comprise the actual costs incurred at the dry-docking yard. Dry-docking costs may include the cost of hiring crews to effect replacements and repairs, the cost of parts and materials used, the cost of travel, lodging and supervision by Company personnel and the cost of hiring third-party personnel to oversee the dry-docking. Dry-docking activities include, but are not limited to, inspection, service on turbochargers, replacement of shaft seals, service on boilers, replacement of hull anodes, applying of antifouling and hull paint, steel repairs and refurbishment and replacement of other parts of a vessel.

Deferred tax

All of TORM's significant Danish entities entered into the Danish tonnage tax scheme for a binding 10-year period, which was effective beginning January 1, 2001. As a consequence of the acquisition of 50% of OMI in 2007, however, a new 10-year binding period commenced with effect on January 1, 2008. Under the Danish tonnage tax scheme, taxable income is not calculated on the basis of income and expenses as under the normal corporate taxation. Instead, taxable income is calculated with reference to the tonnage used during the year. The taxable income of a company for a given period is calculated as the sum of the taxable income under the tonnage tax scheme and the taxable income from the activities that are not covered by the tonnage tax scheme computed in accordance with the ordinary Danish corporate tax rules.

If TORM stops participating in the Danish tonnage tax scheme, or if the entities' level of investment and activity is significantly reduced, a deferred tax liability will become payable. A deferred tax liability is recognized on the balance sheet at each period end calculated using the balance sheet liability method. The deferred tax liability relating to the vessels is measured on the basis of the difference between the tax base of the vessels at the date of entry into the tonnage tax scheme and the lower of cost and the realized or realizable sales value of the vessels.

OTHER ACCOUNTING POLICIES

Consolidation principles

The consolidated financial statements comprise the financial statements of the Parent Company, TORM A/S, and its subsidiaries, which are the entities in which the Company, directly or indirectly, holds the majority of the voting rights or otherwise exercises control. Entities in which the Company exercises significant but not controlling influence are regarded as associated companies and are recognized using the equity method.

Companies which are by agreement managed jointly with one or more companies and therefore are subject to joint control, referred to as jointly controlled entities, are accounted for using the equity method.

The consolidated financial statements are prepared on the basis of the financial statements of the Company, its subsidiaries and proportionately consolidated activities by combining items of a uniform nature and eliminating intercompany transactions, balances and shareholdings as well as realized and unrealized gains and losses on transactions between the consolidated companies. The financial statements used for consolidation purposes are prepared in accordance with the Company's accounting policies.

Business combinations

Newly acquired or formed entities are recognized in the consolidated financial statements from the date of acquisition or formation. The date of acquisition is the date on which control is effectively obtained. Entities sold or wound up are recognized in the consolidated financial statements until the date of sale or the winding up date. The date of sale or winding up is the date when control is effectively obtained by a third party. The comparative figures are not restated for entities acquired, disposed of or wound up.

Business combinations are accounted for by applying the purchase method, whereby the acquired entities' identifiable assets, liabilities and contingent liabilities are measured at fair value at the acquisition date. The tax effect of revaluation activities is also taken into account. The cost of a business combination is measured as the fair value of the consideration agreed upon. When a business combination agreement provides for an adjustment to the cost of the combination contingent on future events, the amount of that adjustment is included in the cost of the combination if the event is probable and the adjustment can be measured reliably. Costs of issuing debt or equity instruments in connection with a business combination are accounted for together with the debt or equity issuance. All other costs associated with the acquisition are expensed in the income statement.

The excess of the cost of a business combination over the fair value of the acquired assets, liabilities and contingent liabilities is recognized as goodwill under intangible assets and is tested for impairment at least once every year. Upon acquisition, goodwill is allocated to the relevant cash generating units, which subsequently form the basis for impairment testing.

If the fair value of acquired assets, liabilities and contingent liabilities exceeds the cost of a business combination, the identification of assets and liabilities and the processes of measuring fair value of assets and liabilities and business combination costs are reassessed. If the fair value of a business combination continues to exceed cost, the resulting gain is recognized in the income statement.

Foreign currencies

The functional currency of all significant entities, including subsidiaries and associated companies, is USD.  The Company's vessels operate in international shipping markets in which income and expenses are settled in USD, and the Company's most significant vessel assets and related liabilities are denominated in USD. Transactions in currencies other than the functional currency are translated into the functional currency at the transaction date. Cash, receivables, payables and other monetary items denominated in currencies other than the functional currency are translated into the functional currency at the exchange rate at the balance sheet date. Gains or losses due to differences between the exchange rate at the transaction date and the exchange rate at the settlement date or the balance sheet date are recognized in the income statement under "Financial income and expenses".

An exchange rate gain or loss relating to a non-monetary item carried at fair value is recognized in the same line as the fair value adjustment.

The reporting currency of the Company is USD. Upon recognition of entities with functional currencies other than USD, the financial statements are translated into USD. Income statement items are translated into USD at average exchange rates for the period, whereas balance sheet items are translated at exchange rates as of the balance sheet date. Exchange differences arising from the translation of financial statements into USD are recognized as a separate component of equity. On the disposal of an entity, the cumulative amount of exchange differences recognized as relating to that entity is transferred to the income statement as part of the gain or loss on disposal.

Derivative financial instruments

Derivative financial instruments, primarily interest rate swaps, forward currency exchange contracts, forward freight agreements and forward contracts regarding bunker purchases are entered into to hedge future committed or anticipated transactions. TORM applies hedge accounting under the specific rules on cash flow hedges when allowed and appropriate. As part of the restructuring, TORM will not be able to enter into new derivatives.

In addition, TORM takes limited positions in forward freight agreements as a supplement to the Company's physical positions in vessels, which are not entered into for hedging purposes.

Derivative financial instruments are initially recognized on the balance sheet at fair value on the date when a derivative contract is entered into, and are subsequently measured at fair value as other receivables or other liabilities, respectively.

Changes in the fair value of derivative financial instruments, which are designated as cash flow hedges and deemed to be effective, are recognized directly in "Other comprehensive income". When a hedged transaction is recognized in the income statement, the cumulative value adjustment recognized in "Other comprehensive income" is transferred to the income statement and included in the same line as the hedged transaction. However, when a hedged transaction results in the recognition of a fixed asset, the gains and losses previously accumulated in "Other comprehensive income" are transferred from "Other comprehensive income" and are included in the initial measurement of the cost of the fixed asset. Changes in the fair value of a portion of a hedge deemed to be ineffective are recognized in the income statement.

Changes in the fair value of derivative financial instruments that are not designated as hedges are recognized in the income statement. While effectively reducing cash flow risk in accordance with the risk management policy of the Company, interest rate swaps with cap features and certain forward freight agreements and forward contracts regarding bunker purchases do not qualify for hedge accounting. Changes in fair value of these derivate financial instruments are therefore recognized in the income statement under "Financial income" or expenses for interest rate swaps with cap features and under "Freight and bunkers derivatives" for forward freight agreements and forward bunker contracts. Changes in fair value of forward freight agreements, which are not entered into for hedge purposes, are also recognized under "Freight and bunker derivatives".

Segment information

TORM consists of two business segments: the Tanker Division and the Bulk Division. This segmentation is based on the TORM's internal management and reporting structure. The services provided by the Tanker Division primarily comprise the transport of crude oil and refined oil products such as gasoline, jet fuel and naphtha.  The services provided by the Bulk Division primarily comprise the transport of dry cargo, which are typically commodities such as coal, grain, and iron ore. Transactions between segments are based on market related prices and are eliminated at the Group level. TORM only has one geographical segment because the Company considers the global market as a whole and because the individual vessels are not limited to specific parts of the world. Customer address geography is not related to the geography of the service rendered. Consequently, it is not possible to provide geographical segment information on revenue from external customers or non-current segment assets.

The accounting policies applied to the segments regarding recognition and measurement are consistent with the policies for TORM as described in this note.

The segment income statement comprises income directly attributable to the segment and expenses which are directly or indirectly attributable to the segment. Indirect allocation of expenses is based on distribution keys reflecting the segment's use of shared resources.

Each segment's non-current assets consist of the non-current assets used directly for segment operations.

Current assets are allocated to segments to the extent that they are directly attributable to segment operations, including inventories, outstanding freight and other receivables and prepayments.

Segment liabilities comprise segment operating liabilities, including trade payables and other liabilities.

Non-allocated items primarily comprise assets and liabilities as well as revenues and expenses relating to the Company's administrative functions and investment activities, including cash and bank balances, interest bearing debt, income tax, and deferred tax.

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

Share-based payment

For the period from 2007 to 2009, Management and all land-based employees and officers directly employed on permanent contracts by TORM A/S  (other than trainees, apprentices and cadets) participated in an incentive scheme that included grants of shares and share options. In 2010 and 2011, a new incentive scheme comprising share options was established for Management and certain key employees. The schemes do not provide the choice of cash settlement instead of shares. The value of the services received as consideration for the shares and share options granted under the schemes is measured at the fair value of the granted shares and share options. The fair value is measured at the grant date and is recognized in the income statement as staff costs under administrative expenses and operating expenses over the vesting period. The counter item is recognized in equity. The fair value is measured based on the Black-Scholes and Monte Carlo models.

Leases

Agreements to charter in vessels and to lease other plant and operating equipment under which TORM has substantially all the risks and rewards of ownership are recognized in the balance sheet as finance leases. Lease assets are measured as the lower of fair value and the present value of minimum lease payments determined in the leases.

For the purpose of calculating the present value, the interest rate implicit in the lease or an incremental borrowing rate is used as a discount factor. The lease assets are depreciated and written down under the same accounting policy as the vessels owned by the Company or over the lease period, depending on the lease terms.

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

Other agreements to charter out vessels are classified as operating leases, and lease income is recognized in the income statement on a straight-line basis over the lease term.

Sale and leaseback transactions

A gain or loss related to a sale and leaseback transaction resulting in a finance lease is deferred and amortized in proportion to the gross rental on the time charter over the lease term.

A gain related to a sale and leaseback transaction resulting in an operating lease is recognized in the income statement immediately, provided the transaction is established at fair value or the sales price is lower than the fair value. If the sales price exceeds the fair value, the difference between the sales price and the fair value is deferred and amortized in proportion to the lease payments over the term of the lease. A loss related to a sale and leaseback transaction resulting in an operating lease is recognized in the income statement on the date of the transaction, unless the loss is compensated by future lease payments below fair value, in which case the loss is deferred and amortized in proportion to the lease payments over the term of the lease.

INCOME STATEMENT

Revenue

Income, including revenue, is recognized in the income statement when:
•           Income generating activities have been carried out on the basis of a binding agreement
•           Income can be measured reliably
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

Port expenses, bunkers and commissions

Port expenses, bunker fuel consumption and commissions are recognized as incurred. Gains and losses on forward bunker contracts designated as hedges and the write-down and provisions for losses on freight receivables are included in this line.

Freight and bunker derivatives

Freight and bunker derivatives comprise fair value adjustments and gains and losses on forward freight agreements, forward bunker contracts and other derivative financial instruments directly relating to shipping activities which are not designated as hedges.

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

Amortizations, depreciation and impairment losses

Amortizations, depreciation and impairment losses comprise amortization of other intangible assets and depreciation of tangible fixed assets for the period as well as the write-down of the value of assets by the amount by which the carrying amount of the asset exceeds its recoverable amount. In the event of indication of impairment, the carrying amount is assessed and the value of the asset is written down to its recoverable amount equal to the higher of value in use based on net present value of future earnings from the assets and its net selling price.

Financial income

Financial income comprises interest income, realized and unrealized exchange rate gains relating to transactions in currencies other than the functional currency, realized gains from other equity investments and securities, unrealized gains from securities, dividends received and other financial income, including value adjustments of certain financial instruments not accounted for as hedges of future transactions.

Interest is recognized in accordance with the accrual basis of accounting taking into account the effective interest rate. Dividends from other investments are recognized when the right to receive payment has been decided, which is typically when the dividend has been declared and can be received without conditions.

Financial expenses

Financial expenses comprise interest expenses, financing costs of finance leases, realized and unrealized exchange rate losses relating to transactions in currencies other than the functional currency, realized losses from other equity investments and securities and unrealized losses from securities and other financial expenses, including value adjustments of certain financial instruments not accounted for as hedges of future transactions. Interest is recognized in accordance with the accrual basis of accounting taking into account the effective interest rate.

Tax

In Denmark, TORM A/S is jointly taxed with its Danish subsidiaries. The Company provides for and pays the aggregate Danish tax on the taxable income of these companies, but recovers the relevant portion of the taxes paid from the subsidiaries based on each entity's portion of the aggregate taxable income. Tax expenses comprise the expected tax including tonnage tax on the taxable income for the year for TORM, adjustments relating to previous years and the change in deferred tax for the year. However, tax relating to equity items is posted directly in equity.

BALANCE SHEET

Goodwill

Goodwill is measured as the excess of the cost of the business combination over the fair value of the acquired assets, liabilities and contingent liabilities and is recognized as an asset under intangible assets.

Goodwill is not amortized, but the recoverable amount of goodwill is assessed every quarter. For impairment testing purposes, goodwill is, on initial recognition, allocated to those cash generating units to which it relates.

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
•           Loans and receivables
•           Available for sale financial assets

Other investments

Other investments comprise shares in other companies and are classified as available for sale. Listed shares are measured at the market value at the balance sheet date, and unlisted shares are measured at estimated fair value. Unrealized gains and losses resulting from changes in fair value of shares are recognized in "Other comprehensive income". Realized gains and losses resulting from sales of shares are recognized as financial items in the income statement. The cumulative value adjustment recognized in "Other comprehensive income" is transferred to the income statement when the shares are sold. Dividends on shares in other companies are recognized as financial income in the period in which they are declared.

Other investments are presented as non-current, unless Management intends to dispose of the investments within 12 months from the balance sheet date.

Other financial assets

Other financial assets comprise TORM's rights to a share of the gain on purchase options on vessels, which were acquired as part of the acquisition of OMI and are classified as derivative financial instruments. The rights are measured and recognized at fair value, and the change for the period is recognized in the income statement under financial income or expenses.

Receivables

Outstanding freight receivables and other receivables that are expected to be realized within 12 months from the balance sheet date are classified as loans and receivables and presented as current assets. Receivables are measured at the lower of amortized cost and net realizable values, which corresponds to nominal value less provision for bad debts. Derivative financial instruments included in other receivables are measured at fair value.

Impairment of assets

Non-current assets are reviewed quarterly to determine any indication of impairment due to a significant decline in either the assets' market value or in the cash flows generated by the assets. In case of such indication, the recoverable amount of the asset is estimated as the higher of the asset's net selling price and its value in use. The value in use is the present value of the future cash flows expected to be derived from an asset. If the recoverable amount is less than the carrying amount of the asset, the carrying amount is reduced to the recoverable amount. The impairment loss is recognized immediately in the income statement.

For the purpose of assessing impairment, assets including goodwill, time charter and bareboat contracts are grouped at the lowest levels at which goodwill is monitored for internal management purposes. The two cash generating units of the Company are the Tanker Division and the Bulk Division.

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

Dividends

Dividends are recognized as a liability at the time of declaration at the Annual General Meeting. Dividends proposed for the year are moved from "Retained profit" and are presented as a separate component of equity.

Provisions

Provisions are recognized when the Company has a legal or constructive obligation as a result of past events and it is probable that it will lead to an outflow of resources that can be reliably estimated. Provisions are measured at the estimated liability that is expected to arise, taking into account the time value of money.

Acquired liabilities related to options on a vessel

As part of the acquisition of OMI, the Company acquired certain option obligations relating to vessels chartered out on time charter contracts. The option obligations are classified as derivative financial instruments and are recognized at fair value. The change for the period is recognized in the income statement under financial income or expenses.

Mortgage debt and bank loans
At the time of borrowing, mortgage debt and bank loans are measured at fair value less transaction costs. Mortgage debt and bank loans are subsequently measured at amortized cost. This means that the difference between the proceeds at the time of borrowing and the nominal amount of the loan is recognized in the income statement as a financial expense over the term of the loan applying the effective interest method.

When terms of existing financial liabilities are renegotiated, or other changes regarding the effective interest rate occurs, TORM performs a test to evaluate whether the new terms are substantially different from the original terms. If the new terms are substantially different from the original terms, TORM accounts for the change as an extinguishment of the original financial liability and the recognition of a new financial liability. TORM considers the new terms to be substantially different from the original terms if the present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective interest rate, is at least 10% different from the discounted present value of the remaining cash flows of the original financial liability.

Other liabilities

Liabilities are initially measured at cost and subsequently measured at amortized cost. Derivative financial instruments included in other liabilities are measured at fair value.

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

Cash flow from investing activities comprises the purchase and sale of tangible fixed assets and financial assets.

Cash flow from financing activities comprises changes in long-term debt, bank loans, finance lease liabilities, purchases or sales of treasury shares and dividend paid to shareholders.

Cash and cash equivalents comprise cash at bank and in hand, including restricted cash and cash equivalents. Other investments are classified as investment activities.

EARNINGS PER SHARE

Basic earnings per share are calculated by dividing the consolidated net profit or loss for the year available to common shareholders by the weighted average number of common shares outstanding during the period. Treasury shares are not included in the calculation. Purchases and sales of treasury shares during the period are weighted based on the remaining period.

Diluted earnings per share are calculated by adjusting the consolidated profit or loss available to common shareholders and the weighted average number of common shares outstanding for the effects of all potentially dilutive shares. Such potentially dilutive common shares are excluded when the effect of including them would be to increase earnings per share or reduce a loss per share.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are affected by the way TORM applies its accounting policies. An accounting estimate is considered critical if the estimate requires Management to make assumptions about matters subject to significant uncertainty, if different estimates could reasonably have been used, or if changes in the estimate that would have a material impact on the Company's financial position or results of operations are reasonably likely to occur from period to period. Management believes that the accounting estimates applied are appropriate and the resulting balances are reasonable. However, actual results could differ from the original estimates requiring adjustments to these balances in future periods.

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

The review for potential impairment indicators and projection of future undiscounted and discounted cash flows related to the vessels is complex and requires the Company to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these factors have historically been volatile.

The carrying amounts of TORM's vessels may not represent their fair market value at any point in time as market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. However, if the estimated future cash flow or related assumptions in the future experience change, an impairment write-down of vessels may be required.

NOTE 2 - LIQUIDITY, CAPITAL RESOURCES, GOING CONCERN AND SUBSEQUENT EVENTS

Liquidity and capital resources

In 2012, TORM succeeded in achieving a restructuring agreement, which stabilizes the Company in the coming period.

As of December 31, 2012, TORM's cash position totaled USD 28 million and undrawn credit facilities amounted to USD 42 million (2011: USD 52 million in 2011). TORM has no newbuilding order book and therefore no CAPEX commitments related hereto.

TORM's bank debt (excluding the working capital facility of USD 100 million) has aligned key terms and conditions across all facilities with a maturity date of December 31, 2016. The financing agreements provide for a deferral of installment on the bank debt until September 30, 2014, at which time rescheduled principal amortizations will only fall due if the Company has sufficient liquidity. Provided that the Company generates sufficient cash, certain cash sweep mechanisms will apply. Annualized minimum repayments of USD 100 million will commence with effect from September 30, 2014 until December 31, 2016. If vessels are sold the related debt will fall due.

Interest on the existing debt will only be paid if the Company has sufficient liquidity.  Otherwise, the remainder will be rolled up until at least June 30, 2014, with a potential extension until September 30, 2014. The Company will pay interest on the new working capital facility until September 30, 2014.

The financial covenants appear uniformly across the bank debt facilities and include:

• Minimum liquidity: Cash plus available part of the USD 100 million working capital facility must exceed USD 50 million to be tested beginning on December 31, 2012. This will later adjust to a cash requirement of USD 30 million by September 30, 2014 and USD 40 million by March 31, 2015.

• Loan to value ratio: As of 31 December 2012, the total bank debt (excluding working capital facility) of USD 1,846 million is split into a senior debt facility of USD 1,020 million, a junior debt facility of USD 466 million and a subordinated debt facility of USD 360 million. All debt facilities have collateral in the vessels. The senior debt facility must have an initial agreed ratio of loan to TORM's fleet value (excluding finance lease vessels) below 85% to be confirmed from June 30, 2013. This will gradually step down to 65% by June, 30 2016. The remaining bank debt of USD 826 million is divided into two additional debt facilities, both with collateral in the vessels.

• Consolidated net debt to cash adjusted EBITDA (as defined under the agreement for covenant purposes): Initial agreed maximum ratio of 30:1 to be tested from June 30, 2013 and gradual step down to a 6:1 ratio by June 30, 2016.

• Interest cover ratio: Agreed cash adjusted EBITDA (as defined under the agreement for covenant purposes) to interest ratio of initially minimum 1.4x by June 30, 2014 and gradual step up to 2.5 by December 31, 2015.

The terms of the credit facilities include additional covenants, including among other things:

• A change of control provision with a threshold of 25% of shares or voting rights
• No issuance of new shares or dividend distribution without consent from the lenders

As of December 31, 2012, TORM is in compliance with all covenants.

Subsequent events

For the full year 2013, TORM forecasts a loss before tax of USD 100-150 million before potential vessel sales and impairment charges. TORM expects to remain in compliance with the financial covenants for 2013. In addition, TORM expects to be operational cash flow positive after interest payment. The uncertainties and sensitivities about freight rates and asset prices may have an effect on the Company's compliance with the financial covenants. As 24,676 earning days are uncovered at year-end 2012, a change in freight rates of USD/day 1,000 would impact profit before tax by USD 25 million. For further details on the forecast, please refer to "Outlook 2013" on page 8 and "Safe Harbor Statement" on page 10.

At the Company's Annual General Meeting held on April 11, 2013, the Company's shareholders voted to authorize the Company to terminate its American Depository Receipt program and allow the Company to acquire a limited number of its own shares as well as delist the Company's ADSs from Nasdaq and deregister the Company's securities under the U.S. Securities Exchange Act.

TORM has entered into an agreement to sell five MR product tankers to a company controlled by Oaktree Capital Management or Oaktree. The sale is a consequence of the specific option rights, which one bank group exercised in connection with the Restructuring Agreement. Oaktree will place the five vessels under TORM's commercial management in a revenue sharing scheme and utilize TORM's integrated operating platform for technical management. TORM retains an upside potential through a profit split mechanism if Oaktree generates a return above a specified threshold. The five vessels will be delivered to Oaktree during 2013. The transaction leads to a P&L loss of approximately USD 5 million which will be recognized in the financial statements in the second quarter of 2013. Following the sale, TORM's owned fleet consists of 60 product tankers and two dry bulk vessels. TORM maintains its forecast for 2013 of a loss before tax of USD 100-150 million before potential additional vessel sales and impairment charges.

NOTE 3 - NET EARNINGS FROM SHIPPING ACTIVITIES

For the year ended December 31, 2010
(in USD million)	Tanker	Bulk	Not allocated	Total
CONSOLIDATED SEGMENT INFORMATION INCOME STATEMENT
Revenue	762.9	93.2	0.0	856.1
Port expenses, bunkers and commissions	(293.7)	(5.1)	0.0	(298.8)
Freight and bunkers derivatives	(3.5)	(0.2)	0.0	3.3

Time Charter Equivalent Earnings	472.7	87.9	0.0	560.6
Charter hire	(168.9)	(59.7)	0.0	(228.6)
Operating expenses	(148.4)	(3.8)	0.0	(152.2)

Gross profit/(loss) (Net earnings from shipping activities)	155.4	24.4	0.0	179.8
Net profit from sale of vessels	0.0	1.9	0.0	1.9
Administrative expenses	(70.0)	(8.2)	0.0	(78.2)
Other operating income	4.8	0.0	0.0	4.8
Share of results of jointly controlled entities	1.4	0.0	(12.9)	(11.5)
Impairment losses on jointly controlled entities	0.0	0.0	(35.0)	(35.0)
Amortization, depreciation and impairment losses	(138.7)	(2.7)	0.0	(141.4)

Operating profit	(47.1)	15.4	(47.9)	(79.6)
Financial income			2.7	2.7
Financial expenses			(59.3)	(59.3)

Profit/(loss) before tax			(104.5)	(136.2)
Tax expenses			1.0	1.0

Net profit/(loss) for the year			(103.5)	(135.2)

Balance
		As of December 31, 2010
Total non-current assets	2,781.4	157.3	45.0	2,983.7
Total liabilities	105.9	4.8	2,060.1	2,170.8

OTHER INFORMATION
Additions to intangible assets and tangible fixed assets	236.9	44.6	0.0	281.5
Impairment losses recognized in the income statement	0.0	0.0	(35.0)	(35.0)
Reversal of impairment losses recognized in the income statement	0.0	0.0	0.0	0.0
Investments in jointly controlled entities	6.1	0.0	66.8	72.9

The activity that TORM owned in a 50/50 joint venture with Teekay and the 50% ownership of FR8 Holding Pte. Ltd. is included in "Not allocated."

During 2010 there were no transactions between the Tanker and the Bulk segments, and therefore all the revenue derives from external customers.

Please also refer to the section "Segment information" in Note 1.

	For the year ended December 31, 2011
	Tanker	Bulk	Not allocated	Total

CONSOLIDATED SEGMENT INFORMATION INCOME STATEMENT
Revenue	958.7	346.5	0.0	1,305.2
Port expenses, bunkers and commissions	(510.7)	(164.3)	0.0	(675.0)
Freight and bunkers derivatives	4.9	9.2	0.0	14.1

Time Charter Equivalent Earnings	452.9	191.4	0.0	644.3
Charter hire	(199.3)	(199.0)	0.0	(398.3)
Operating expenses	(161.8)	(3.2)	0.0	(165.0)

Gross profit/(loss) (Net earnings from shipping activities)	91.8	(10.8)	0.0	81.0
Profit/(loss) from sale of vessels	(11.6)	(40.9)	0.0	(52.5)
Administrative expenses	(58.0)	(13.2)	0.0	(71.2)
Other operating income	2.7	0.4	0.0	3.1
Share of results of jointly controlled entities	9.7	0.0	(13.9)	(4.2)
Amortization, depreciation and impairment losses	(328.6)	(3.2)	(13.0)	(331.8)

Operating profit	(294.0)	(67.7)	(26.9)	(388.6)
Financial income			9.9	9.9
Financial expenses			(72.7)	(72.7)

Profit/(loss) before tax			(89.7)	451.4
Tax expenses			(1.6)	(1.6)

Net profit/(loss) for the year			(91.3)	(453.0)

BALANCE
	As of December 31, 2011
Total non-current assets	2,307.7	39.9	62.3	2,409.9
Total liabilities	96.3	49.8	1,989.2	2,135.3

OTHER INFORMATION
Additions to intangible assets and tangible fixed assets	83.4	35.1	0.0	118.5
Impairment losses recognized in the income statement	(187.0)	0.0	(13.0)	(200.0)
Reversal of impairment losses recognized in the income statement	0.0	0.0	0.0	0.0
Investments in jointly controlled entities	8.0	0.0	42.3	50.3

The activity in TORM's 50% ownership of FR8 Holding Pte. Ltd. is included in "Not allocated."

During 2011 there were no transactions between the Tanker and the Bulk segments, and therefore all revenue derives from external customers.

For the year ended December 31, 2012
	Tanker	Bulk	Not allocated	Total

CONSOLIDATED SEGMENT INFORMATION INCOME STATEMENT
Revenue	917.1	204.1	0.0	1,121.2
Port expenses, bunkers and commissions	(538.1)	(127.3)	0.0	(665.4)
Freight and bunkers derivatives	(0.6)	10.5	0.0	9.9

Time Charter Equivalent Earnings	378.4	87.3	0.0	465.7
Charter hire	(228.4)	(161.2)	0.0	(389.6)
Operating expenses	(165.5)	(3.4)	0.0	(168.9)

Gross profit/(loss) (Net earnings from shipping activities)	(15.5)	(77.3)	0.0	(92.8)
Profit/(loss) from sale of vessels	(26.0)	0.0	0.0	(26.0)
Administrative expenses	(58.9)	(8.3)	0.0	(67.2)
Other operating income	0.6	0.3	0.0	0.9
Share of results of jointly controlled entities	(5.0)	0.0	(4.4)	(9.4)
Amortization, depreciation and impairment losses	(209.6)	(2.8)	(41.6)	(254.0)

Operating profit	(314.4)	(88.1)	(46.0)	(448.5)
Financial income			11.8	11.8
Financial expenses			(142.3)	(142.3)

Profit/(loss) before tax			(176.5)	(579.0)
Tax expenses			(1.6)	(1.6)

Net profit/(loss) for the year			(178.1)	(580.6)

BALANCE			As of December 31, 2012
Total non-current assets	1,916.3	36.0	18.5	1,970.8
Total liabilities	72.9	40.3	1,974.8	2,088.0

OTHER INFORMATION
Additions to intangible assets and tangible fixed assets	78.9	0.6	0.0	79.5
Impairment losses recognized in the income statement	(74.2)	0.0	(41.6)	(115.8)
Investments in jointly controlled entities	1.0	0.0	0.0	1.0

The activity in TORM's 50% ownership of FR8 Holding Pte. Ltd. including impairment loss is included in "Not allocated."

TORM consists of two business segments: the Tanker Division and the Bulk Division. This segmentation is based on the TORM's internal management and reporting structure.

During 2012, there were no transactions between the tanker and the bulk segments, and therefore all revenue derives from external customers.

Because the Company considers the global market as a whole, and as the individual vessels are not limited to specific parts of the world, the TORM has only one geographical segment.

In the Tanker Division, a major portion of the Company's freight revenue is concentrated on a small group of customers. In 2012, no customers in the Tanker Division accounted for more than 10% of the total freight revenue of the Company. In 2011, one customer accounted for 10% of the total freight revenue of the Company.

Please also refer to the section "Segment information" in Note 1.

NOTE 4 - STAFF COSTS
	For the years ended December 31
(in USD million)	2010	2011	2012
Total staff costs
Staff costs included in operating expenses	20.9	18.0	17.4
Staff costs included in administrative expenses	49.6	46.7	40.8

Total	70.5	64.7	58.2

Staff costs comprise the following
Wages and salaries	62.8	58.1	52.7
Share-based compensation	2.3	1.2	1.3
Pension costs	4.7	5.0	3.7
Other social security costs	0.7	0.4	0.5

Total	70.5	64.7	58.2

Hereof remuneration to the Board of Directors and salaries to the Management
Wages and salaries	17.3	2.6	2.7
Share-based compensation	0.6	0.4	0.4
Pension and social security costs	0.1	0.1	0.1

Total	18.0	3.1	3.2

Hereof remuneration to the Board of directors	0.9	0.9	1.1
Hereof salaries to the Management	17.1	2.2	2.1

Total	18.0	3.1	3.2

Hereof remuneration to the Board of Directors and salaries to Management 2010	Board remuneration	Committee remuneration	Total short-term benefits
Niels-Erik Nielsen	176	9	185
Christian Frigast	115	17	132
Peter Abildgaard	71	0	71
Lennart Arrias	71	0	71
Margrethe Bligaard	71	0	71
Bo Jagd	71	8	79
Jesper Jarlbжk	71	8	79
Gabriel Panayotides	71	8	79
Angelos Papoulias	71	0	71
Stefanos-Niko Zouvelos	71	8	79

Total for 2010	859	58	917

		Short-term benefits
2010	Salaries	Bonus	Pension	Share-based compensation	One-time compensation	Total
Jacob Meldgaard (started on 1 April 2010)	705	0	0	14	11,654	12,373
Roland M. Andersen	682	378	21	278	0	1,359
Mikael Skov (1 January – 11 March 2010)	356	0	21	312	2,670	3,359

Total for 2010	1,743	378	42	604	14,324	17,091

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

Hereof remuneration to the Board of Directors and salaries to the Management 2011	Board remuneration	Committee remuneration	Total short-term benefits
Niels-Erik Nielsen	187	9	196
Christian Frigast	121	19	140
Peter Abildgaard	75	0	75
Lennart Arrias (resigned on 14 April 2011)	21	0	21
Margrethe Bligaard (resigned on 14 April 2011)	21	0	21
Kari Millum Gardarner (appointed on 14 April 2011)	53	0	53
Rasmus J. Skaun Hoffman (appointed on 14 April 2011)	53	0	53
Bo Jagd	21	3	24
Jesper Jarlbжk	75	9	84
Gabriel Panayotides	75	9	84
Angelos Papoulias	75	15	90
Stefanos-Niko Zouvelos	75	9	84

Total for 2010	852	73	925

		Short term benefits
Executive Management 2011	Salaries	Bonus	Pension	Share-based compensation	One-time compensation	Total
Jacob Meldgaard	1,003	0	0	227	0	1,230
Roland M. Andersen	722	0	22	231	0	975
Total for 2011	1,725	0	22	458	0	2,205

Hereof remuneration to the Board of Directors and salaries to the Management 2012	Board remuneration	Committee remuneration	Total short- term benefits
Niels-Erik Nielsen	347	9	356
Christian Frigast	225	17	242
Peter Abildgaard (resigned on 27 April 2012)	22	0	22
Kari Millum Gardarner (appointed on 14 April 2011)	139	0	139
Rasmus J. Skaun Hoffman (appointed on 14 April 2011)	139	0	139
Jesper Jarlbжk	139	9	148
Gabriel Panayotides*	22	3	25
Angelos Papoulias*	22	3	25
Stefanos-Niko Zouvelos*	22	3	25

Total for 2012	1,077	44	1,121

		Short term benefits
Executive Management 2012	Salaries	Bonus	Pension	Share-based compensation	One-off compensation	Total
Jacob Meldgaard	929	0	0	252	0	1,181
Roland M. Andersen	675	0	15	173	0	863

Total for 2012	1,604	0	15	425	0	2,044

Employee information

The approximate number of permanently employed staff at TORM in the 2012 financial year was 466 (2011:544).
The majority of the staff on vessels are not employed by TORM.
The average number of employees is calculated as a full-time equivalent (FTE).
The members of Management are, in the event of termination by the company, entitled to a severance payment of up to 24 months' salary.

INCENTIVE SCHEME FOR MANAGEMENT AND CERTAIN EMPLOYEES FOR 2010-2012

TORM's share option programs are subject to Danish law and include certain adjustment provisions and exercise conditions and other terms customary for share option programs of this nature. Among other things, the programs provide that a share capital increase made at a subscription price below market value (except where a capital increase is made pursuant to a general employee share scheme), should result in a proportional adjustment of the number of shares in the Company which can be acquired when exercising a share option. As a result of the capital reduction and the issuance of the new shares at a subscription price below market value in connection with the restructuring, TORM's share option programs were adjusted in accordance with their terms. As a consequence of the discounted issuance of the new shares, the exercise price of TORM's issued share options was adjusted with a factor of 0.6823 and the number of share options held by the holders was adjusted with a factor of 1.4655.

Incentive scheme

In 2010, a share option-based incentive scheme was established for certain employees, including the Executive Management, members of the management group and certain key employees. 35 persons were included in the 2010 grant and 40 persons in the 2011 grant. The Company granted 0 share options in 2012.

The Board of Directors is not included in the share option program for 2010-2012.

The share option program for 2010-2012 comprises share options only and aims at incentivizing the participants to seek to improve the results of the Company and thereby the value of the Company, including the Company's share price, to the mutual benefit of themselves and the shareholders of the Company.

The share options were able to be granted in 2010, 2011 and 2012 at the discretion of the Board of Directors in accordance with criteria determined by the Board of Directors.

In 2012, 40,000 (2011:30,000) of the share options granted in 2011 and 40,000 (2011:35,000) of the share options granted in 2010 were forfeited.

As at December 31, 2012, a total number of 2,720,636 unexercised share options were outstanding under the share option program for 2010 and 2011, including 891,406 options to members of the current Executive Management.

The share options vest in connection with the publication of the annual report in the third calendar year following the grant.

Vested share options may be exercised from the vesting date until the publication of the annual report in the sixth year from the grant. Additionally, the share options may only be exercised in an exercise window during a period of four weeks from the date of the Company's publication of an interim report or an annual report.

Each share option gives the employee the right to acquire one share with a nominal value of DKK 5 which was adjusted to a nominal value of DKK 0.01 in connection with the adjustment for the discounted issuance of the new shares. As set out above, in connection with the new shares, the number of shares in the Company that can be acquired on the basis of each individual share option is adjusted on a pro rata basis. Exercised options are settled by the Company's holding of treasury shares or, in certain situations, by settlement in cash.

For grants made in 2010, the exercise price is DKK 33.59, which was calculated as the average closing price on NASDAQ OMX Copenhagen on the day of the publication of the interim financial report for the third quarter of 2010 and the following four business days, plus a hurdle rate of 12% per annum (calculated from the date of the grant until the vesting date and after adjustment for the discounted issuance of the new shares). For grants made in 2011, the exercise price is DKK 27.20, which was calculated as the average closing price on NASDAQ OMX Copenhagen on the day of the publication of the annual report for 2010 and the following four business days plus a hurdle rate of 12% per annum (calculated from the date of the grant until the vesting date).

Participants resigning from their positions with the Company as good leavers prior to vesting are allowed to keep their share options and to exercise them in accordance with the terms and conditions of the share option program 2010-2012. Bad leaver participants will lose all share options that have not vested at the time of final resignation. This is in accordance with the mandatory provisions of the Danish Stock Option Act.

In 2012, an expense of USD 0.6 million has been recognized in the income statement regarding share options granted in 2010 and USD 0.7 million regarding share options granted in 2011.

The fair value of the share options granted in 2010 and 2011 is based on the Black-Scholes model and as at the grant date calculated at USD 1.6 million for the 2010 grant and USD 2.0 million for the 2011 grant.

The key assumptions for the calculation of the fair value based on the Black-Scholes model are:

●
The share price at the time of grant was estimated at DKK 34.70 per share for the 2010 grant and DKK 29.40 per share for the 2011 grant based on the closing price on NASDAQ OMX Copenhagen A/S on November 24, 2010 for the 2010 grant and on March 16, 2011 for the 2011 grant.

●	The exercise price is adjusted for TORM dividends.

●	The expected dividend rate at grant date is 0%.

●	The volatility on the TORM share is estimated based on the Company's historical volatility and was estimated at 47.76% for the 2010 grant and 49.95% for the 2011 grant.

●	The risk-free interest rate based upon expiry of the options is 1.81% for the 2010 grant and 2.37% for the 2011 grant.

●	The options are, on average, held for a period of 3.8 years for the 2010 grant and 4.5 years for the 2011 grant.

Changes in outstanding share options are as follows:

Number of share options	2012
Share option program – 2010 to 2012

Executive Management
Granted	608,262
Adjustment for the discounted issuance of new shares	283,144
Transferred to resigned employees	0
Exercised	0
Forfeited/expired in 2010-2012	0

Not exercised at December 31, 2012	891,406

Other employees
Granted	1,393,210
Adjustment for the discounted issuance of new shares	546,108
Transferred to resigned employees	(140,947)
Exercised	0
Forfeited/expired in 2010-2012	(145,000)

Not exercised at December 31, 2012	1,653,371

Resigned employees
Adjustment for the discounted issuance of new shares	34,912
Transferred from Management and other employees	140,947
Exercised	0
Forfeited/expired in 2010-2012	0

Not exercised at December 31, 2012	10,000

Total number of share options not exercised at December 31, 2012	2,720,636

Total number of share options not exercised at December 31, 2011	1,936,472

INCENTIVE SCHEME FOR MANAGEMENT AND EMPLOYEES FOR 2007-2009

In 2007, an incentive scheme was established for all land-based employees and officers employed on permanent contracts (apart from trainees, apprentices and cadets) that were directly employed in TORM A/S. The Board of Directors was not included in the scheme. The scheme covers the financial years of 2007, 2008 and 2009. The scheme consists of both bonuses and share options.

Bonus

The bonus was awarded based on TORM achieving a calculated RoIC (Return on Invested Capital) in each financial year compared to each year's budgeted RoIC. If the RoIC was higher or lower, the amount available for bonuses was adjusted accordingly. 75% of the achieved bonus was paid in cash and 25% in shares, which the employees would own provided that they were still employed by the Company after a period of two years. The number of shares granted to the employee depended on the market price of TORM shares when TORM's annual report for the grant year was published. In addition to the RoIC-based bonus, a discretionary bonus could be awarded. In 2009, the RoIC target was not achieved and, consequently, only the discretionary bonus was awarded. The individual employee's share of the bonus was based partly on the individual's salary and partly on the evaluation of the individual's performance. The employee received the bonus after the publication of TORM's annual report. For the financial years 2010, 2011 and 2012, no bonus has been awarded under this program as it only covers the financial years 2007-2009.

An income of USD 0.0 million (2011: an income of USD 0.3 million) relating to the amortization of shares for 2007-2008 has been recognized in the income statement for 2012.

Please refer to the annual reports for 2007-2009 for further information on bonuses under this scheme in 2007-2009.

Share options

In 2007, the Company established a share option scheme for the period 2007-2009 for all land-based employees and officers employed on permanent contracts with the Company, including the members of the Executive Management.

The share option program 2007-2009 is subject to Danish law and includes certain adjustment provisions and exercise conditions and other terms customary for share option programs of this nature. Among other things, the program provides that a share capital increase made at a subscription price below market value (except where a capital increase is made pursuant to a general employee share scheme), should result in a proportional adjustment of the number of shares in the Company which can be acquired when exercising a share option. Any issue of bonus shares in the Company or a change in the denomination of the shares in the Company or share capital reductions made at a price above market value also leads to adjustments of the number of shares. Furthermore, the exercise price of the stock options is adjusted if excess dividends are distributed to the shareholders. Excess dividends are defined as any dividend payments which materially deviate from the dividend payments of the Company taken into consideration when granting the share options. For example, the Board of Directors' decision to pay an extraordinary dividend based on its authorization granted by the general meeting will constitute an excess dividend. As set out above and in order to ensure that the value of the share options remains unaffected by the issuance of the new shares, and in accordance with the adjustment provisions of the share option program, the exercise price and the number of options was adjusted with an adjustment factor of 0.6823 and 1.4655 respectively.

As of December 31, 2012, a total number of 3,933,666 unexercised share options were outstanding under the share option program for 2007-2009, including 327,920 options to members of the current Executive Management.
Approximately 50% of the share options were granted with a fixed exercise price (standard options). For the share options granted in 2007, the exercise price was DKK 101.19 per share, in 2008 the exercise price was DKK 108.97 per share, and in 2009 the exercise price was DKK 116.67 per share, after adjustment for the extraordinary dividend paid out in September 2007 and December 2008 and after adjustment for the discounted issuance of the new shares.

The other approximately 50% of the share options were granted with an exercise price that is ultimately determined at the publication of the Company's annual report after a three-year period.  For example, for the grant in 2009, determination took place in March 2012. The exercise price is based on the market price of the shares on March 5, 2007 and is adjusted for the relative development in the share price in relation to a defined peer group (peer group options). Furthermore, the exercise price is reduced if the Company's total shareholder return (calculated on the basis of the share price of the respective shares' primary place of listing with dividends reinvested in the Company) exceeds the average total shareholder return of a defined peer group (peer group options). Finally, adjustments are made to reflect the dividends paid by the Company to its shareholders during the vesting periods. If the shares develop relatively better than the peer group, the share options will be profitable. After adjustment for the discounted issuance of new shares for peer group options granted in 2007, the exercise price is DKK 72.32, for peer group options granted in 2008, the exercise price is DKK 54.58 and for peer group options granted in 2009, the exercise price is DKK 24.56. As of December 31, 2012, a total number of 1,744,333 unexercised standard options were outstanding and a total number of 2,189,333 unexercised peer group options were outstanding.

The share options may be exercised in an exercise window starting at expiry of a seven-day period after publication of the annual report in the third calendar year after the date of grant (from 2010-2012) and ending at the end of the sixth calendar year after the date of grant (2013-2015). During the exercise window, the share options may only be exercised within windows of 28 days after the Company's publication of annual reports and interim financial reports. For the 2007 grant, share options can be exercised after the publication of the annual report for 2009 in March 2010, and shall be exercised by March 2013 at the latest. For the 2008 grant, share options can be exercised after the publication of the annual report for 2010 in March 2011, and shall be exercised by March 2014 at the latest. For the 2009 grant, share options can be exercised after the publication of the annual report for 2011 in March 2012, and shall be exercised by March 2015 at the latest. As of December 31, 2012, all 3,933,666 share options were vested.

Each share option gives the employee the right to acquire one share with a nominal value of DKK 5, which was adjusted to a nominal value of DKK 0.01 in connection with the adjustment for the discounted issuance of the new shares. As set out above, in connection with the capital reduction and the listing, the number of shares in the Company that can be acquired on the basis of each individual share option is adjusted on a pro rata basis. Exercised options are settled by the Company's holding of treasury shares, or, in certain situations, by settlement in cash.

Participants resigning from their positions with the Company as good leavers prior to vesting are allowed to keep their share options and to exercise them in accordance with the terms and conditions of the share option program 2007-2009. Bad leaver participants will lose all share options that have not vested at the time of final resignation. This is in accordance with the mandatory provisions of the Danish Stock Option Act.

In 2012, a total expense of USD 0.0 million has been recognized in the income statement regarding share options.

The fair value of the share options granted in 2007, 2008 and 2009 was based on the Black-Scholes and Monte Carlo models and calculated at USD 10.9 million for the 2007 grant, USD 6.3 million for the 2008 grant and USD 1.4 million for the 2009 grant as per the grant date.

The key assumptions for the calculation of the fair value based on the Black-Scholes and Monte Carlo models are:

●
The share price at the measurement date was estimated at DKK 48.6 per share for the 2009 grant, DKK 140.0 for the 2008 grant and DKK 202.25 for the 2007 grant based on the share price on NASDAQ OMX Copenhagen A/S on July 10, 2009 for the 2009 grant, March 31, 2008 for the 2008 grant and August 9, 2007 for the 2007 grant

●	The exercise price (before adjusting for interim dividends) is DKK 201 per share for the 2009 grant, DKK 190 for the 2008 grant and DKK 179 for the 2007 grant

●
The exercise price will be adjusted for interim TORM dividends, amounting to an adjustment of DKK 30.0 per share for the 2009 grant, DKK 30.3 per share for the 2008 grant and DKK 30.7 per share for the 2007 grant

●	The expected dividend rate at the grant date is estimated at 3% for the 2009 grant, 3% for the 2008 grant and 3% for the 2007 grant of the equity per annum

●
The volatility of TORM shares is estimated based on the Company's historical volatility at 39.2% for the 2009 grant, 34.9% for the 2008 grant, 36% for the 2007 grant, and for the peer group at 30.8% for the 2009 grant, 26% for the 2008 grant and 22% for the 2007 grant

●	The risk-free interest rate based upon expiry of the options is 2.68% for the 2009 grant, 3.80% for the 2008 grant and 4.46% for the 2007 grant

●	The options are, on average, held for a period of 4.2 years for the 2009 grant, 4.5 years for the 2008 grant and 4.1 years for the 2007 grant

●
The correlation rate between peer group and TORM is 92.5% for the 2009 grant, 92.5% for the 2008 grant and 92.5% for the 2007 grant, based on the correlation of the 12-month return for the historical share prices during the last ten years

Changes in outstanding share options are as follows:
	Total options	Options allocation per year
	2012	2007	2008	2009
Share option program – 2007 to 2009

Executive Management
Granted	752,119	328,349	200,009	223,761
Adjustment for the discounted issuance of new shares	104,159	0	0	104,159
Transferred to resigned employees	(528,358)	(328,349)	(200,009)	0
Exercised	0	0	0	0
Forfeited/expired 2007-2011	0	0	0	0
Forfeited/expired 2012	0	0	0	0

Not exercised at December 31, 2012	327,920	0	0	327,920

Other employees
Granted	2,668,369	759,013	887,353	1,022,003
Adjustment for the discounted issuance of new shares	389,107	100,727	129,482	158,898
Transferred to resigned employees	(1,120,344)	(479,472)	(344,783)	(296,089)
Exercised	0	0	0	0
Forfeited/expired 2007-2011	(690,084)	(69,822)	(269,936)	(350,326)
Forfeited/expired 2012	(40,070)	0	0	(40,070)

Not exercised at December 31, 2012	1,206,978	310,446	402,116	494,416

Resigned employees
Adjustment for the discounted issuance of new shares	755,624	371,653	249,662	134,309
Transferred from management and other employees	1,648,702	807,821	544,792	296,089
Exercised	0	0	0	0
Forfeited/expired 2007-2011	(5,558)	(2,119)	(2,359)	(1,080)
Forfeited/expired 2012	0	0	0	0

Not exercised at December 31, 2012	2,398,768	1,77,355	792,095	429,318

Total number of not exercised at December 31, 2012	3,933,666	1,487,801	1,194,211	1,251,654

Of which:
Share options with a fixed exercise price	1,744,333	659,724	529,566	529,566
Share options with an exercise price based on peer group	2,189,333	828,077	664,645	664,645

Total number of share options not exercised at December 31, 2011	2,724,846	1,015,421	815,067	894,358

Total number of share options that could be exercised at December 31, 2012:
Share options with a fixed exercise price	1,744,333	659,724	529,566	529,566
Share options with an exercise price based on peer group	2,189,333	828,077	664,645	664,645

Total number of share options that could be exercised at December 31, 2012	3,933,666	1,487,801	1,194,211	1,251,654

Total number of share options that could be exercised at December 31, 2011	1,830,488	1,015,421	815,067	0

NOTE 5 - ADMINISTRATIVE EXPENSES

(in USD million)	For the year ended December 31

Remuneration to the auditors appointed at the Annual General Meeting	2010	2011	2012

Deloitte
Audit fees	0.5	0.5	0.5
Audit-related fees	0.3	0.6	1.3
Tax fees	0.1	0.1	0.8
Fees other services	0.3	0.2	0.3
Total fees	1.2	1.4	2.9

 NOTE 6 - OTHER INVESTMENTS

(in USD million)

Other investments	2011	2012

Other investments include shares in other companies

Cost:
Balance at January 1	5.4	5.4
Additions	0.0	0.0
Disposals	0.0	0.0

Balance at December 31	5.4	5.4

Value adjustment:
Balance at January 1	(2.4)	6.2
Exchange rate adjustment	(0.5)	(0.7)
Value adjustment for the year	9.1	0.0
Disposal	0.0	0.0

Balance as of December 31	6.2	6.9

Carrying amount at December 31:	11.6	12.3

Of which listed	0.0	0.0
Of which unlisted	11.6	12.3

NOTE 7 - INTANGIBLE ASSETS
(in USD million)	Goodwill	Other intangible assets	Total

Cost:
Balance at January 1, 2010	89.2	2.7	91.9
Exchange rate adjustment	0.0	0.0	0.0
Additions	0.0	0.0	0.0
Disposals	0.0	0.0	0.0
Transferred to/from other items	0.0	0.0	0.0

Balance at December 31, 2010	89.2	2.7	91.9

Amortisation and impairment losses:
Balance at January 1, 2010	0.0	0.5	2.7
Exchange rate adjustment	0.0	0.0	0.0
Disposal	0.0	0.0	0.0
Amortisation and impairment losses for the year	0.0	0.2	0.2

Balance at December 31, 2010	0.0	0.7	0.5

Carrying amount at December 31, 2010	89.2	2.0	91.2

Cost:
Balance at January 1, 2011	89.2	2.7	91.9
Exchange rate adjustment	0.0	0.0	0.0
Additions	0.0	0.0	0.0
Disposals	0.0	0.0	0.0
Transferred to/from other items	0.0	0.0	0.0

Balance at December 31, 2011	89.2	2.7	91.9

Amortization and impairment losses:
Balance at January 1, 2011	0.0	0.7	0.7
Exchange rate adjustment	0.0	0.0	0.0
Disposal	0.0	0.0	0.0
Amortization and impairment losses for the year	89.2	0.1	89.3

Balance at December 31, 2011	89.2	0.8	90.0

Carrying amount at December 31, 2011	0.0	1.9	1.9

Cost:
Balance at January 1, 2012	89.2	2.7	91.9
Exchange rate adjustment	0.0	0.0	0.0
Additions	0.0	0.0	0.0
Disposals	0.0	0.0	0.0
Transferred to/from other items	0.0	0.0	0.0

Balance at December 31, 2012	89.2	2.7	91.9

Amortization and impairment losses:
Balance at January 1, 2012	89.2	0.8	90.0
Exchange rate adjustment	0.0	0.0	0.0
Disposal	0.0	0.0	0.0
Amortization and impairment losses for the year	0.0	0.2	0.2

Balance at December 31, 2012	89.2	1.0	90.2

Carrying amount at December 31, 2012	0.0	1.7	1.7

NOTE 8 - TANGIBLE FIXED ASSETS

	Land and buildings	Vessels and capitalized dry-docking	Prepayment on vessels	Other plant and operating equipment	Total
Cost:
Balance at January 1, 2010	4.1	2,818.7	273.8	23.6	3,120.2
Exchange rate adjustment	0.0	0.0	0.0	0.1	0.1
Additions	0.0	73.6	204.5	3.4	281.5
Disposals	0.0	(13.4)	0.0	(2.3)	(15.7)
Transferred to/from other items	0.0	235.0	(235.0)	0.0	0.0

Balance at December 31, 2010	4.1	3,113.9	243.3	24.8	3.386.1

Depreciation and impairment losses:

Balance at January 1, 2010	0.4	428.3	0.0	12.8	441.5
Exchange rate adjustment	0.0	0.0	0.0	0.0	0.0
Disposals	0.0	(11.2)	0.0	(2.0)	(13.2)
Depreciation for the year	0.1	136.7	0.0	4.4	141.2
Loss from sale of newbuildings	0.0	0.0	16.3	0.0	16.3

Balance at December 31, 2010	0.5	553.8	16.3	15.2	585.8

Carrying amount at December 31, 2010	3.6	2,560.1	227.0	9.6	2,800.3

Hereof finance leases	0.0	39.5	0.0	0.0	39.5

Hereof financial expenses included in cost	0.0	2.5	1.6	0.0	4.1

Cost:	Land and buildings	Vessels and capitalized dry-docking	Prepayment on vessels	Other plant and operating equipment	Total
Balance at January 1, 2011	4.1	3,113.9	243.3	24.8	3,386.1
Exchange rate adjustment	0.0	0,0	0.0	(0.2)	(0.2)
Additions	0.0	20.7	94.8	3.0	118.5
Disposals	(1.9)	(334.6)	(7.8)	(0.4)	(344.7)
Transferred to/from other items	0.0	199.3	(199.3)	0.0	0.0
Transferred to non-current assets held for sale	0.0	0.0	(61.8)	0.0	(61.8)
Balance at December 31, 2011	2.2	2,999.3	69.2	27.2	3,097.9

Depreciation and impairment losses:

Balance at January 1, 2011	0.5	553.8	16.3	15.2	585.8
Exchange rate adjustment	0.0	0.0	0.0	(0.1)	(0.1)
Disposals	(0.4)	(67.8)	0.0	(0.3)	(68.5)

Depreciation for the year	0.1	140.6	0.0	4.2	144.9
Impairment loss	0.0	97.8	0.0	0.0	97.8
Transferred to/from other items	0.0	16.3	(16.3)	0.0	0.0
Balance at December 31, 2011	0.2	740.7	0.0	19.0	759.9

Carrying amount at December 31, 2011	2.0	2,258.6	69.2	8.2	2,338.0

Hereof finance leases	0.0	71.5	0.0	0.0	71.5

Hereof financial expenses included in cost	0.0	2.8	0.8	0.0	3.6

Cost:	Land and buildings	Vessels and capitalized dry-docking	Prepayment on vessels	Other plant and operating equipment	Total
Balance at January 1, 2012	2.2	2,999.3	69.2	27.2	3,097.9
Exchange rate adjustment	0.0	0,0	0.0	0.0	0.0
Additions	0.0	35.8	41.7	2.0	79.5
Disposals	(0.5)	(146.7)	(8.0)	(0.2)	(155.4)
Transferred to/from other items	0.0	102.9	(102.9)	0.0	0.0
Transferred to non-current assets held for sale	0.0	(239.3)	0.0	0.0	(239.3)
Balance at December 31, 2012	1.7	2,752.0	0.0	29.0	2,782.7

Depreciation and impairment losses:

Balance at January 1, 2012	0.2	740.7	0.0	19.0	759.9
Exchange rate adjustment	0.0	0.0	0.0	0.0	0.0
Disposals	(0.1)	(39.4)	0.0	(0.2)	39.7
Depreciation for the year	0.8	133.7	0.0	3.7	138.2
Impairment loss	0.0	74.2	0.0	0.0	74.2
Transferred to/from other items	0.0	(105.5)	0.0	0.0	(105.5)

Balance at December 31, 2012	0.9	803.7	0.0	22.5	827.1

Carrying amount at December 31, 2012	0.8	1,948.3	0.0	6.5	1,955.6

Hereof finance leases	0.0	14.7	0.0	0.0	14.7

Hereof financial expenses included in cost	0.0	2.3	0.0	0.0	2.3

Included in the carrying amount for vessels and capitalized dry-docking are capitalized dry-docking costs in the amount of USD 30.6 million (2011:USD 33.2 million).

For information on assets used as collateral security, please refer to note 18.

In all material aspects, the depreciation under "Other plant and operating equipment" of USD 3.7 million relates to administration costs (2011:USD 4.2 million).

Please refer to Note 9 for information on impairment testing.

NOTE 9 - IMPAIRMENT TESTING

As of December 31, 2012, Management performed a review of the recoverable amount of the assets by assessing the recoverable amount for the significant assets within the cash generating units: The Tanker Division, the Bulk Division and the investment in 50% of FR8.

As of December 31, 2012, the recoverable amount of the Tanker Division was the value in use, whereas the recoverable amount of the Bulk Division was the net selling price.

Based on this review, Management concluded that:

●	Assets within the Bulk Division were not impaired as the net selling price exceeded the carrying amount by USD 3 million
●	Assets within the Tanker Division were not further impaired as the value in use was equal to the carrying amount
●	The carrying amount of the investment in 50% of FR8 was during 2012 impaired by USD 42 million to 0 in addition to the impairment losses previously recognized

In the assessment of the net selling price of the Bulk Division, Management included a review of market values calculated as the average of valuations from two internationally acknowledged shipbrokers.

The assessment of the value in use of the Tanker Division and the investment in 50% of FR8 was based on the present value of the expected future cash flows.

The major assumptions used in the calculation of the value in use are:

●
The cash flows are based on known tonnage, including vessels contracted for delivery in future periods. Assets held for sale are not included. Additions or sales of tonnage are not factored in as the timing and effect of such transactions are highly uncertain. However, additions will only be made if Management expects to achieve a return in excess of the discount rate applied in the impairment test.

●	The product tankers are expected to generate normal income for 25 years. Given the current age profile of the tanker fleet, the average remaining life would be approximately 17 years.
●	Freight rate estimates in the period 2013 to 2015 are based on the Company's business plans, which in 2014 and 2015 assume a gradual increase towards the 10-year historic average.
●	Beyond 2015, freight rates for the Tanker Division are based on the following 10-year historic average freight rates from Clarkson adjusted by the inflation rate:
o	LR2 USD/day 26,578
o	LR1 USD/day 22,446
o	MR USD/day 19,814
●
Operating expenses and administrative expenses are estimated based on TORM's current run rate adjusted for cost adjustments outlined in the operating budgets and the business plans for the period 2013 to 2014. Beyond 2014, operating expenses per operating day and administrative expenses are expected to increase with the inflation rate.

●	WACC is set to 8.0% (2011:8.0%) for the Tanker Division. WACC is calculated using a standard WACC model in which cost of equity, cost of debt and capital structure are the key parameters.
●	The inflation rate is based on the US Federal Reserve and ECB inflation target over the medium term, currently set to 2%.

Management believes that these major assumptions are reasonable.

The calculation of value in use is sensitive to changes in the key assumptions, which are considered to be related to the future development in freight rates, WACC applied as discounting factor in the calculations and the development in operating expenses. The sensitivities have been assessed as follows, all other things being equal:

●	A decrease in the tanker freight rates of USD/day 1,000 would result in a further impairment of USD 204 million for the Tanker Division
●	An increase of the WACC of 1% would result in a further impairment of USD 139 million for the Tanker Division
●	An increase of the operating expenses of 10% would result in a further impairment of USD 155 million for the Tanker Division

As outlined above, the impairment tests have been prepared on the basis that the Company will continue to operate its vessels as a fleet in the current set up. In comparison, the market value of TORM's vessels was USD 1,159 million (excluding product tankers held for sale), which is USD 790 million less than the carrying impaired amount.

Reference is made to Note 26, in which an impairment loss of USD 74 million relating to non-current assets held for sale is disclosed.

NOTE 10 - FINANCIAL INCOME AND EXPENSES

(in USD million)	For the years ended December 31
	2010	2011	2012
Financial income
Interest income from cash and cash equivalents, etc.	0.5	1.3	0.5
Dividends	0.0	0.0	0.4
Fair value adjustments on derivative financial instruments	2.2	4.2	8.2
Exchange rate adjustments including net gain from forward exchange rate contracts	0.0	4.4	2.7

	2.7	9.9	11.8

Financial expenses
Interest expense on mortgage and bank debt including net loss on interest related derivatives	50.6	58.7	74.7
Exchange rate adjustments including net realized loss from forward exchange rate contracts	2.6	4.0	0.1
Financial expenses related to the restructuring	0.0	0.0	65.0
Other financial expenses	6.6	10.6	2.6
Hereof included in the cost of tangible fixed assets	(0.5)	(0.6)	0.0

	59.3	72.7	142.4

Total financial items	(56.6)	(62.8)	(130.6)

NOTE 11- FREIGHT RECEIVABLES

Analysis as of December 31 of freight receivables.

(in USD million)	For the years ended December 31
	2011	2012
Freight receivables, etc.
Neither past due nor impaired	78.7	77.5
Due less than 30 days	43.7	8.0
Due between 30 days and 180 days	13.4	22.7
Due more than 180 days	4.4	9.1

Total freight receivables, etc.	140.2	117.3

At December 31, 2012, freight receivables included receivables at a value of USD 0.2 million (2011: USD 0.2 million) that are individually determined to be impaired to a value of USD 0.0 million (2011: USD 0.0 million).

Movements in provisions for impairment of freight receivables during the year are as follows:

	For the years ended December 31
	2011	2012
Provisions for impairment of freight receivables, etc.
Balance at January 1	0.2	0.2
Provisions for the year	0.0	0.0
Provisions reversed during the year	0.0	0.0
Provisions utilized during the year	0.0	0.0

Balance at December 31	0.2	0.2

Provision for impairment of freight receivables has been recognized in the income statement under Port expenses, bunkers and commissions. The provision is based on an individual assessment of each individual receivable.

NOTE 12 - OTHER RECEIVABLES

	For the years ended 31 December
(in USD million)	2011	2012

Partners and commercial managements	5.0	2.8
Derivative financial instruments	5.6	2.9
Receivables in joint ventures	4.5	2.7
Tax receivables	0.6	0.8
Miscellaneous, including items related to shipping activities	10.3	7.6

	26.0	16.8

NOTE 13 - TAX

	For the years ended 31 December
(in USD million)	2010	2011	2012
TAX

Current tax for the year	(1.3)	(2.6)	(1.9)
Adjustment related to previous years	1.7	0.5	(0.2)
Adjustment of deferred tax	0.6	0.5	0.5

	1.0	(1.6)	(1.6)

RECONCILIATION OF THE EFFECTIVE CORPORATION TAX RATE FOR THE YEAR

Corporation tax rate in Denmark	25.0%	25.0%	25.0%
Differences in tax rates, foreign subsidiaries	(2.9%)	(2.4%)	(12.0%)
Differences in tax rates, foreign jointly controlled entities	(2.4%)	(0.8%)	(0.2%)
Adjustment of tax related to previous years	1.2	0.1	0.0%
Effect due to the tonnage tax scheme	(26.0%)	(22.3%)	(13.1%)

Effective corporate tax rate	0.7%	(0.4%)	(0.3%)

The Company participates in the tonnage tax scheme in Denmark. The participation in the tonnage tax scheme is binding until December 31, 2017.

Under the Danish tonnage tax scheme, income and expenses from shipping activities are not subject to direct taxation. Instead the taxable income is calculated from:

·	The net tonnage of the vessels used to generate the income from shipping activities

·	A rate applicable to the specific net tonnage of the vessel, based on a sliding scale

·	The number of days the vessels are used during the year

The Company expects to participate in the tonnage tax scheme after the binding period and at a minimum to maintain an investing and activity levels equivalent to the time of entering the tonnage tax scheme.

For the years ended 31 December

	2011	2012

Deferred tax
Balance at 1 January	54.4	53.7
Deferred tax for the year	(0.5)	(0.5)

Balance at 31 December	53.9	53.2

Essentially all deferred tax relates to vessels included in the transition account under the Danish tonnage tax scheme.

NOTE 14 - COMMON SHARES

	As of 31 December
	2011	2012	2011	2012
	Number of shares million	Number of shares million	Nominal value DKK million	Nominal value DKK million
Balance at January 1	72.8	72.8	364.0	364.0
Share capital decrease	-	-	-	(363.3)
Share capital increase	-	655.2	-	6.6

Balance at December 31	72.8	728.0	364.0	7.3

The common shares consist of 728 million shares of a nominal value of DKK 0.01 each (2011:DKK 5.00 each). No shares carry special rights. All issued shares are fully paid.

In connection with the restructuring in November 2012, the nominal value of the Company's common shares was reduced from DKK 5.00 to DKK 0.01 per share with a value of DKK 363.3 million. The nominal value of the Company's share amounted hereafter to DKK 0.7 million. The Company's share capital was hereafter increased by a nominal amount of DKK 6.6 million to DKK 7.3 million by issuance of 655.2 million shares with a nominal value of DKK 0.01 per share.

TREASURY SHARES

	2012	2011	2012	2011	2012	2011
	Number of shares (1,000)	Number of shares (1,000)	Nominal value DKK million	Nominal value DKK million	% of share capital	% of share capital

Balance at 1 January	3,230.4	3,461.6	16.2	17.3	4.4	4.8
Change in share capital	-	-	(16.1)	-	(4.0)	-
Change in ADS ratio	(258.4)	-	-	-	-	-
Purchase	3,739.8	-	-	-	0.5	-
Sale	-	-	-	-	-	-
Used for share-based compensation	-	(231.2)	-	(1.1)	-	(0.4)
Balance at December 31	6,711.8	3,230.4	0.1	16.2	0.9	4.4

The total consideration for the treasury shares in 2012 was USD 19.1 million (2011: USD 17.3 million).

At December 31, 2012, the Company's holding of treasury shares represented 6,711,792 shares (2011: 3,230,432 shares) of DKK 0.01 each at a total nominal value of USD 0.0 million (2011: USD 2.8 million) and a market value of USD 2.1 million (2011: USD 2.1 million). The retained shares equate to 0.9% (2011:4.4%) of the Company's common shares.

The treasury shares are held as a hedge of the Company's program for share-based compensation.

NOTE 15 - DEFERRED INCOME

For the years ended December 31
(in USD million)	2011	2012

Deferred Income
Deferred gain related to sale and lease back transactions	7.6	6.4

Balance at December 31	7.6	6.4

NOTE 16 - OTHER LIABILITIES

	As of December 31
(in USD million)	2011	2012
Partners and commercial managements	6.1	11.9
Accrued operating expenses	6.6	14.4
Accrued interest	3.6	0.9
Wages and social expenses	17.8	12.7
Derivative financial instruments	41.2	1.0
Payables to joint ventures	0.8	0.4
Miscellaneous, including items related to shipping activities	8.8	6.8

Total	84.9	48.1

 NOTE 17 – EFFECTIVE INTEREST RATE AND FAIR VALUE OF MORTGAGE DEBT AND BANK LOANS

In November 2012, TORM completed a restructuring. As part of the restructuring, TORM secured a new working capital facility of USD 100 million until September 30, 2014. The group of banks aligned key terms and conditions as well as financial covenants across all existing debt facilities, and the maturity on all existing credit facilities was adjusted to December 31, 2016.

Please refer to Note 2 for further information on the Company's liquidity and capital resources and Notes 22 and 23 for further information on interest rate risks.

At December 31, 2011, the Company's mortgage debt and bank loans were subject to an unremediated breach of financial covenants and therefore formally due in 2012.

The table below shows the effective interest and fair value of the mortgage debt and bank loans.

	Fixed/	2011	2011 Effective	2011 Fair	2012	2012 Effective		2012 Fair
(in USD million)	floating	Maturity	interest	value	Maturity	interest		value
LOAN
USD	Floating	2012	3.2%	1,803.7	-	-		-
USD	Floating	-	-	-	2014	(15.6	%*)	69.0
USD	Floating	-	-	-	2016	(3.4	%**)	49.7
Weighted average effective interest rate			3.2%			3.5%

Fair value				1,803.7				1,904.1

As of December 31, 2011, part of the loans with floating interest rate were swapped to fixed interest rate.
*   Effective interest rate includes deferred and amortized bank fees and commitment fee
** Effective interest rate includes deferred and amortized bank fees related to original facilities and fees related to the restructured bank loans

NOTE 18 - COLLATERAL SECURITY FOR MORTGAGE DEBT AND BANK LOANS

	As of 31 December
(in USD million)	2011	2012
Value of loans collateralized by vessels	1,768.5	1,903.7

	1,768.5	1,903.7

The total carrying amount for vessels that have been provided as security was USD 2,082 million at December 31, 2012.  In 2011, this amount was USD 2,280 million.

NOTE 19 - GUARANTEE COMMITMENTS AND CONTINGENT LIABILITIES

	As of 31 December
(in USD million)	2011	2012
Guarantee commitments	0.0	0.0

TORM's guarantee commitments are less than USD 0.1 million and relate to guarantee commitments to the Danish Shipowners' Association.

NOTE 20 – CONTRACTUAL OBLIGATIONS, MORTGAGE DEBT AND BANK LOANS

TORM has various contractual obligations and commercial commitments to make future payments, including lease obligations, purchase commitments, interest payments and repayment of mortgage debt and bank loans.

At December 31, 2011, the Company's mortgage debt and bank loans were formally due in 2012 due to an unremediated breach of financial covenants. With the Restructuring Agreement per 5 November 2012, the Company has extended its debt to 31 December 2016 and is no longer in breach. In addition, the Company secured a USD 100 million working capital facility available with expiring date on 30 September 2014.

The following table summarizes the Company's contractual obligations.

As of December 31, 2012:

(in USD million)	2013	2014	2015	2016	2017	Thereafter	Total
Mortgage debt and bank loans 1)	0.8	96.8	94.2	1,690.0	-	-	1,881.8
Interest payments related to scheduled interest fixing	12.3	-	-	-	-	-	12.3
Estimated variable interest payments 3)	42.9	56.0	54.2	58.3	-	-	211.4
Total	56.0	152.8	148.4	1,748.3	0.0	0.0	2,105.5

Finance lease liabilities 4)	(1.9)	(1.4)	(0.9)	(0.1)	18.7	-	14.4
Interest element finance lease	4.0	4.4	4.7	4.8	3.2	-	21.1
Chartered-in vessels (including vessels not delivered) (Operating Lease) 5)	71.9	45.0	43.5	15.7	13.5	5.8	195.4
Newbuilding installments and exercised purchase options (Purchase Obligations) 6)	-	-	-	-	-	-	0.0
Other operating leases 7)	7.8	5.8	2.1	2.0	0.4	-	18.1
Total	81.8	53.8	49.4	22.4	35.8	5.8	249.0

Contractual obligations – as lessor:
Charter hire income for vessels on time charter and bareboat charter (including vessels not delivered) (Operating lease) 8)	23.7	7.3	0.1	-	-	-	31.1
Total	23.7	7.3	0.1	0.0	0.0	0.0	31.1
As of December 31, 2011:
Mortgage debt and bank loans 1)	1,794.7	-	-	-	-	0.0	1,794.7
Interest payments related to interest rate swaps 2)	30.9	15.6	8.5	5.0	3.5	0.0	63.5
Estimated variable interest payments 3)	9.4	-	-	-	-	0.0	9.4
Total	1,835.0	15.6	8.5	5.0	3.5	0.0	1,867.6

Finance lease liabilities 4)	48.3	2.4	2.6	2.9	3.2	18.3	77.7
Interest element regarding finance lease	2.7	2.5	2.3	2.0	1.7	1.1	12.3
Chartered-in vessels (including vessels not delivered) (Operating lease) 5)	268.3	214.0	190.2	145.9	75.0	143.1	1,036.5
Newbuilding installments and exercised purchase options (Purchase obligations) 6)	52.0	9.7	20.0	-	-	-	81.7
Other operating leases 7)	6.9	6.9	5.0	1.8	1.0	0.1	21.7
Total	378.2	235.5	220.1	152.6	80.9	162.6	1,229.9

Contractual obligations – as lessor:
Charter hire income for vessels on time charter and bareboat charter (incl. vessels not delivered) (Operating lease) 8)	68.6	16.5	4.6	-	-	-	89.7
Total	68.6	16.5	4.6	0.0	0.0	0.0	89.7

1)
The presented amounts to be repaid are adjusted by directly related costs arising from the issuing of the loans of USD 25.1 million (2011: USD 12.3 million), which are amortized over the term of the loans.

2)	Actual fixed rate according to interest rate swaps is used for the hedged interest payments.
3)	Variable interest payments are estimated based on the average forward rates for each year. This corresponds to an average net interest including margin of 2.9% (2011:2.5%).
4)	One leasing agreement includes a purchase liability upon default of certain financial covenants similar to those disclosed in Note 17.
5)
Leases have been entered into with a mutually non-cancelable lease period of up to eight years. The obligation is based on minimum lease payments. Certain leases include a profit sharing element implying that the actual charter hire may be higher. The average period until redelivery of the vessels is 0.9 years (2011: 2.3 years).

6)
At December 31, 2012, TORM had no contracted newbuildings (2011: three newbuildings to be delivered during 2012-2014 for which the total outstanding contractual commitment at December 31, 2011 amounted to USD 82 million).

7)	Other operating leases primarily consist of contracts regarding office spaces, cars and apartments as well as IT-related contracts.
8)	Charter hire income for vessels on time charter and bareboat charter is recognized under revenue. The average period until redelivery of the vessels is 1.0 year (2011:0.6 years).

NOTE 21 - FINANCE LEASE LIABILITIES – AS LESSEE

(in USD million)	Minimum lease payments	Interest element	Carrying amount
Lease liabilities regarding finance lease assets:

2012
Falling due within one year	2.1	(3.9)	(1.8)
Total current	2.1	(3.9)	(1.8)

Falling due between one and five years	33.4	(17.2)	16.2
Falling due after five years	-	-	0.0
Total non-current	33.4	(17.2)	16.2

Total	35.5	(21.1)	14.4

Fair Value			14.4

2011
Falling due within one year	55.6	(7.3)	48.3
Total current	55.6	(7.3)	48.3

Falling due between one and five years	19.6	(8.4)	11.2
Falling due after five years	19.3	(1.1)	18.2
Total non-current	38.9	(9.5)	29.4

Total	94.5	(16.8)	77.7

Fair Value			77.7

Finance lease liabilities in 2012 relates to one MR product tanker chartered on bareboat expiring no later than in 2017. At the expiry of the charter period, the Company has an obligation to purchase the vessel. In 2011, there were two such related vessels.

NOTE 22 - DERIVATIVE FINANCIAL INSTRUMENTS

The table below shows the fair value of the derivative financial instruments:

(in USD million)	Fair value as of 31 December 2011	Fair value as of 31 December 2012

Hedge accounting cash flow:
Derivative financial instruments regarding interest rate and currency exchange rate:
Forward exchange contracts	(3.8)	-
Interest rate swaps	(26.0)	-
Non-hedge accounting:
Derivative financial instruments regarding interest rate:
Interest rate swaps	(11.1)	-
Derivative financial instruments regarding freight and bunkers:
Bunker swaps	2.3	1.3

FFAs	1.5	-
Derivative financial instruments regarding options on vessels:
Acquired liabilities related to options on vessels	(0.1)	-

	(37.2)	1.3

Of which included in:
Current assets
Other receivables	3.9	1.4

Current liabilities
Other liabilities	(41.0)	(0.1)
Acquired liabilities related to options on vessels	(0.1)	-

	(37.2)	1.3

The table below shows realized amounts as well as fair value adjustments regarding derivative financial instruments recognized in income statements and equity in 2011 and 2012:

		Fair value adjustments
		Income statement
	Freight and bunkers derivatives	Operating expenses	Administrative expenses	Financial items	Equity hedging reserves

Bunker swaps	3.0	-	-	-	-
FFAs	6.9	-	-	-	-
Forward exchange contracts	-	(1.7)	(1.6)	-	3.3
Interest rate swaps	-	-	-	(15.5)	3.8
Currency options	-	-	-	0.0	-
Right to share of gain on purchase options on vessels	-	-	-	-	-

Total 2011	9.9	(1.7)	(1.6)	(15.5)	7.1

Bunker swaps	7.0	-	-	-	-
FFAs	7.1	-	-	-	-
Forward exchange contracts	-	1.2	1.6	-	(3.3)
Interest rate swaps	-	-	-	(8.4)	(24.6)
Currency options	-	-	-	(3.7)	-
Right to share of gain on purchase options on vessels	-	-	-	(6.0)	-

Total 2012	14.1	1.2	1.6	(18.1)	(27.9)

Please refer to the section "Risk Management" and Note 23 for further information on commercial and financial risks.

The forward exchange rate contracts with a fair value of USD 0.0 million (2011:USD 3.8 million) are designated as hedge accounting to hedge a part of TORM's payments in 2013 regarding administrative and operating expenses denominated in DKK.

The interest rate swaps with a fair value of USD 0.0 million (2011: USD 26.0 million) are designated as hedge accounting to hedge a part of TORM's interest payments during the period 2013 to 2016.

The gains or losses on these contracts will be recognized in the income statement when realized together with the hedged items.

NOTE 23 - RISKS ASSOCIATED WITH TORM'S ACTIVITIES

Risks associated with TORM's activities can generally be divided into four main categories: 1) Long-term strategic risks, 2) Industry and market-related risks, 3) Operational and compliance risks, and 4) Financial risks.

The risks described under each of the four categories are considered to be among the most significant risks for TORM within each category.

Under the new financing agreements, TORM is required to limit its derivative trading to spot exchange contracts in the ordinary course of business. Therefore, TORM cannot use derivatives to the same extent as before to hedge the exposure towards fluctuations in freight rates, bunker prices and currency and interest rates. Going forward, TORM may obtain consent to increase its use of derivatives and then the policies and guidelines mentioned under the various risks will still apply.

1) LONG-TERM STRATEGIC RISKS

Industry-changing risks, such as the substitution of oil for other energy sources and radical changes in transportation patterns, are considered to have a relatively high potential impact, but are long-term risks. Management continues to monitor long-term strategic risks at least bi-annually to ensure the earliest possible mitigation of potential risks as well as to develop necessary capabilities to exploit opportunities created by the same risks.

2) INDUSTRY AND MARKET-RELATED RISKS

Industry and market-related risk factors relate to changes in the markets and in the political, economic and physical environment that Management cannot control and can only influence to a very limited degree, such as freight rates and vessel and bunker prices.

FREIGHT RATE VOLATILITY
The Company's income is principally generated from voyages carried out by its fleet of vessels. As such, TORM is exposed to the considerable volatility that characterizes freight rates on such voyages.

In the tanker segment, it is the Company's strategy to seek a certain exposure to this risk, as volatility also represents an opportunity because earnings historically have been higher in the day-to-day market compared to time charters. However, TORM is aiming at reducing the sensitivity to the volatility of freight rates by achieving economies of scale, by actively seeking the optimal geographical positioning of the fleet and by optimizing the service offered to customers.

Within the tanker segment, freight income is to a certain extent covered against general fluctuations through the use of physical contracts, such as cargo contracts and time charter agreements with durations of 6-24 months. In addition, TORM has historically used financial instruments such as forward freight agreements (FFAs) and synthetical time charter contracts, with coverage of typically 3-12 months forward, based on market expectations and in accordance with the Company's risk management policies. In 2012, 12% of freight earnings deriving from the Company's tankers was secured in this way compared to 33% in 2011. Physical time charter contracts accounted for 92% (2011: 57%) of overall hedging, as this hedging instrument resulted in higher rates than those offered by the forward market. In 2012, the Company entered into FFAs with a total notional contract value of USD 14 million (2011: USD 331 million). At the end of 2012, the coverage for 2013 was at a relatively low level of 17% (by the end of 2011: 26%).

FFA trade and other freight-related derivatives are currently restricted by the new financing agreements, but are otherwise subject to specific policies and guidelines approved by the Board of Directors, including trading limits, stop-loss policies, segregation of duties and other internal control procedures.

For the bulk segment, TORM has sought to have high coverage in the declining market. The targeted coverage for the next 12 months rolling is more than 75% for owned and time charter vessels. TORM will actively seek cover using the spot market, reletting time charters and/or using derivative instruments to the extent possible under the new financing agreements.

All things being equal and to the extent the Company's vessels have not already been chartered out at fixed rates, a freight rate change of USD/day 1,000 would lead to the following change in profit before tax based on the expected number of earning days for the coming financial year:

USD million	2013	2012

Sensitivity to Changes In Freight Rates

Change in freight rates of USD/day 1,000:
Change in profit before tax	24.7	30.3
Change in equity	24.7	30.3

SALES AND PURCHASE PRICE FLUCTUATIONS
As an owner of 67 vessels, TORM is exposed to risk associated with changes in the value of the vessels, which can vary considerably during their useful lives. As of December 31, 2012, the carrying value of the fleet, excluding finance lease vessels, was USD 1,949 million. Based on broker valuations, TORM's fleet excluding finance lease vessels had a market value of USD 1,159 million as of December 13, 2012.

During the year, TORM took delivery of two MR newbuildings and reduced its fleet by three product tankers. One MR product tanker and the 50% ownership of one LR1 product tanker were sold and one LR2 vessel on finance lease was redelivered. The Company also cancelled one MR newbuilding that had a scheduled delivery in 2014 and has no vessels on order.

Under the new financing agreements, TORM must obtain consent from the banks to sell and purchase vessels and thus the Company's mitigation options are limited.

BUNKER PRICE FLUCTUATIONS
The cost of fuel oil consumed by the vessels, known in the industry as bunkers, accounted for 69% of the total voyage costs in 2012 (2011: 69%) and is by far the biggest single cost related to a voyage.

TORM is exposed to fluctuations in bunker prices that are not reflected in the freight rates achieved by the Company. To reduce this exposure TORM has historically hedged part of its bunker requirements with oil derivatives, but the use of oil derivatives is currently restricted by the new financing agreements.

To the extent applicable bunker trade is subject to specific risk policies and guidelines approved by the Board of Directors including trading limits, stop-loss, stop-gain and stop-at-zero policies, segregation of duties and other internal control procedures.

In 2012, TORM covered 17.4% (2011: 7.6%) of its bunker requirements using hedging instruments. As at December 31, 2012, the total market value of bunker hedge contracts was USD 1.3 million (2011: USD 2.1 million).

All things being equal, a price change of 10% per ton of bunker oil (without subsequent changes in freight rates) would lead to the following change in expenditure based on the expected bunker consumption in the spot market:

USD million	2013	2012

Sensitivity to changes in the bunker prices

Change in the bunker prices of 10% per ton:
Change in bunker expenses	33.5	46.7
Change in equity	33.5	46.7

3) OPERATIONAL AND COMPLIANCE RISKS
Operational risks are risks associated with the ongoing operations of the business and include risks such as safe operation of vessels, availability of experienced seafarers and staff, terrorism, piracy and insurance and counterparty risk.

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

In order to reduce the exposure to these risks, the fleet is insured against such risks to the extent possible. The total insurance program comprises a broad cover of risks in relation to the operation of vessels and transportation of cargoes, including personal injury, environmental damage and pollution, cargo damage, third-party casualty and liability, hull and machinery damage, total loss and war. All of TORM's owned vessels are insured for an amount corresponding to their market value plus a margin to cover any fluctuations. Liability risks are covered in line with international standards. Furthermore, all vessels are insured for loss of hire for a period of up to 90 days in the event of a casualty. It is TORM's policy to cooperate with financially sound international insurance companies with a credit rating of BBB or better, presently some 14-16 companies, along with two P&I Clubs, to diversify risk. The P&I Clubs are member of the internationally recognized collaboration, International Group of P&I Clubs, and the Company's vessels are each insured for the maximum amounts available in the P&I system. At the end of 2012, the aggregate insured value of hull and machinery and interest for TORM's owned vessels amounted to USD 2.6 billion (2011: 2.7 billion in 2011).

COUNTERPARTY RISK
The negative development in the shipping industry since 2009 caused counterparty risk to be an ever-present challenge demanding close monitoring to manage and decide on actions to minimize possible losses. The maximum counterparty risk associated is equal to the values recognized in the balance sheet. A consequential effect of the counterparty risk is loss of income in future periods, e.g. counterparts not being able to fulfill their responsibilities under a time charter, a contract of affreightment or an option. The main risk is the difference between the fixed rates under a time charter or a contract of affreightment and the market rates prevailing upon default.

The Company has focused closely on its risk policies and procedures during the year to assure that risks managed in the day-to-day business are kept at agreed levels and that changes in the risk situations are brought to Management's attention.

The Company's counterparty risks are primarily associated with:
●           Receivables, cash and cash equivalents
●           Contracts of affreightment with a positive fair value
●           Derivative financial instruments and commodity instruments with positive fair value

Receivables, cash and cash equivalents
The majority of TORM's customers are companies that operate in the oil industry. It is assessed that these companies are, to a great extent, subject to the same risk factors as those identified for TORM's Tanker Division.

In the Tanker Division, a major part of the Company's freight revenues stems from a small group of customers. One customer accounted for 8% (2011: 10%) of the freight revenues in 2012. The concentration of earnings on a few customers requires extra attention to credit risk. TORM has a credit policy under which continued credit evaluations of new and existing customers take place. For longstanding customers, payment of freight normally takes place after a vessel's cargo has been discharged. For new and smaller customers, the Company's credit risk is limited as freight most often is paid prior to the cargo's discharge, or, alternatively, that a suitable bank guarantee is placed in lieu thereof.

The Bulk Division enforces appropriate vetting of counterparties using all available information and insists on additional mitigation such as bank guarantees, upfront payment of freight or parent company guarantee, if required, to reduce the risk profile of a contract to a reasonable level without jeopardizing the commercial opportunity.

As a consequence of the payment patterns mentioned above, the Company's receivables within the Tanker and the Bulk Divisions primarily consist of receivables from voyages in progress at yearend and, to a lesser extent, of outstanding demurrage. For the past five years, the Company has not experienced any significant losses in respect of charter payments or any other freight agreements. With regard to the collection of demurrage, the Company's average stands at 97%, which is considered to be satisfactory given the differences in interpretation of events. In 2012, demurrage represented 9.0% (2011:9.7%) of the total freight revenues.

The Company only places cash deposits with major banks covered by a government guarantee or with strong and acceptable credit ratings.

Derivative financial instruments and commodity instruments

In 2012, 100% of TORM's forward freight agreements (FFAs) and approximately 70% of fuel swaps were cleared either through Norsk Oppgjørs Sentral (NOS), London Clearinghouse (LCH) or NYMEX Clearport, effectively reducing counterparty credit risk by daily clearing of balances. Over the counter fuel swaps have restrictively been entered into with major oil companies, banks or highly reputed partners with a satisfactory credit rating. Financial derivative instruments, mainly interest rate swaps and forward exchange contracts, have been exclusively traded with major banks in possession of a high credit rating.

4) FINANCIAL RISKS
Financial risks relate to the Company's financial position, financing and cash flows generated by the business, including foreign exchange risk and interest rate risk. The Company's liquidity and capital resources are described in Note 2.

All of TORM's interest rate and currency swap transactions were closed out as part of the restructuring, and TORM will not be able to enter into new derivative transactions.

As a result, TORM's entire debt is now uncovered in relation to interest risk, and the foreign exchange risk primarily related to non-USD denominated administrative and operating expenses is thereby left unhedged. Any changes in interest rates and currency rates could therefore have a material adverse effect on TORM's future performance, results of operations, cash flows and financial position.

FOREIGN EXCHANGE RISK
TORM uses USD as its functional currency because the majority of the Company's transactions are denominated in USD. The foreign exchange risk is thereby limited to cash flows not denominated in USD. The primary risk relates to transactions denominated in DKK, EUR and SGD and relates to administrative and operating expenses.  All of TORM's currency swap transactions were closed out as part of the restructuring, and TORM will not be able to enter into new derivative transactions.

The part of the Company's expenses that are denominated in currencies other than USD account for approximately 95% for administrative expenses and approximately 10% for operating expenses.

Other significant cash flows in non-USD-related currencies occur occasionally. No other significant cash flows in non-USD-related currencies occurred in 2012.

At December 31, 2012, the overall hedge of the foreign exchange risk for 2013 was 0% (at December 31, 2011: 52% for 2012).

Forward foreign exchange contracts and other foreign exchange contracts have during 2012 been traded subject to specific risk policies and guidelines approved by the Board of Directors including trading limits, segregation of duties and other internal control procedures.

All things being equal, a change in the USD exchange rate of 10% in relation to DKK would result in a change in profit before tax and equity as follows:

USD million	2013	2012

Sensitivity to changes in the USD/DKK exchange rate
Effect of a change in the USD exchange rate of 10% in relation to DKK:
Change in profit before tax	6.4	4.6
Change in equity	6.4	1.2

INTEREST RATE RISK
TORM's interest rate risk generally relates to interest-bearing mortgage debt and bank loans. All the Company's loans for financing vessels are denominated in USD, and all are floating rate loans. Fixing interest exposure is therefore reduced to the scheduled interest fixing of the debt.

At the end of 2012, TORM has fixed 23% of the interest exposure. The fixing was a result of the scheduled interest fixing of the debt (through March 27, 2013).

All things being equal, a change in the interest rate level of 1% point on the unhedged variable interest debt will result in a change in the interest rate expenses as follows:

USD million	2013	2012

Sensitivity to changes in interest rates
Effect of a change in the interest rate level of 1% point:
Change in interest rate expenses	14.1	5.0
Change in equity	14.1	5.0

TORM's interest-bearing debt increased from year-end 2011 to year-end 2012 by USD 81 million (2011: increased by USD 169 million) to USD 1,868 million (2011: USD 1,787 million).

NOTE 24 - FINANCIAL INSTRUMENTS

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES AS DEFINED IN IAS 39:	2011	2012
( in USD million)
Loans and receivables
Loans to jointly controlled entities	8.2	0.0
Freight receivables	140.2	117.3
Other receivables	21.5	13.7
Cash and cash equivalents	85.6	28.3

	255.5	159.3

Available for sale assets
Other investments	11.6	12.3

	11.6	12.3
Derivative financial instruments (assets)
Other receivables (held for trading)	3.9	2.3

	3.9	2.3

Financial liabilities measured at amortized cost
Mortgage debt and bank loans	1,794.6	1,881.8
Finance lease liabilities	77.7	14.4
Trade payables	115.6	83.8
Other liabilities	26.0	34.5

	2,013.9	2,014.5

Derivative financial instruments (liabilities)
Acquired liabilities related to options on vessels (held for trading)	0.1	0.0
Other liabilities (held for trading)	11.2	1.0
Other liabilities (hedge accounting)	29.8	0.0

	41.1	1.0

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

●	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities
●
Level 2 fair value measurements are those derived from input other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices)

●	Level 3 fair value measurements are those derived from valuation techniques that include input for the asset or liability that are not based on observable market data (unobservable inputs)

		2011
USD million	Quoted prices (Level 1)	Observable inputs (Level 2)	Unobservable inputs (Level 3)	Total

Available for sale financial assets:
Other investments	0.0	-	11.6	11.6
Derivative financial instruments (assets):
Other receivables (held for trading)	-	3.9	-	3.9
Other receivables (hedge accounting)	-	0.0	-	0.0

Total financial assets	0.2	3.9	11.6	15.5

Derivative financial instruments (liabilities):
Acquired liabilities related to options on vessels (held for trading)	-	0.1	-	0.1
Other liabilities (held for trading)	-	11.2	-	11.2
Other liabilities (hedge accounting)	-	29.8	-	29.8

Total financial liabilities	0.0	41.1	0.0	41.1

	2012
	Quoted	Observable	Unobservable
USD million	prices	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Available for sale financial assets:
Other investments	-	-	12.3	12.3
Derivative financial instruments (assets):
Other receivables (held for trading)	-	2.3	-	2.3
Other receivables (hedge accounting)	-	0.0	-	0.0

Total financial assets	0.0	2.3	12.3	14.6

Derivative financial instruments (liabilities):
Other liabilities (held for trading)	-	1.0	-	1.0
Other liabilities (hedge accounting)	-	0.0	-	0.0

Total financial liabilities	0.0	1.0	0.0	1.0

There were no transfers between Level 1 and 2 in 2012 and 2011.

RECONCILIATION OF FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE IN THE BALANCE SHEET BASED ON LEVEL 3

USD million
	2011	2012
Other investments, Available-for-sale :

Balance at January 1	2.8	11.6
Gain/loss in other comprehensive income	8.8	0.2
Transfers to/from Level 3	-	0.5

Balance at December 31	11.6	12.3

Gain/loss in the income statement for assets held at the end of the reporting period	0.0	0.0

NOTE 25 - RELATED PARTY TRANSACTIONS

Niels Erik Nielsen, former Chairman of the Board of Directors, was during the year a practicing partner in the law firm Lett. Lett has rendered legal assistance during the financial year as one of a number of law firms. The firm's fee of USD 2.0 million (2011: USD 0.2 million) is based upon the amount of time spent by the firm.

Jesper Jarlbæk, former member of the Board of Directors, is Chairman of the Board of Directors and shareholder in Basico Consulting A/S and member of the Board of Directors and shareholder in IT2 Treasury Solutions Ltd. TORM has used Basico Consulting A/S for interim employment during the financial year amounting to USD 0.8 million (2011: USD 0.8 million), and IT2 Treasury Solutions Ltd. has licensed treasure management software and related implementation during the financial year amounting to USD 0.2 million (2011: USD 0.0 million). Interim employment fees and implementation fees are based upon the amount of time spent by the firms.

Angelos Papoulias, former member of the Board of Directors until April 2012, is director of Investments & Finance Ltd. TORM has paid Investments & Finance Ltd. for consulting services during the financial year amounting to USD 0.8 million (2011: USD 1.3 million) based upon the amount of time spent by the firm.

Stefanos-Niko Zouvelos, a former member of the Board until April 2012 is the general manager of Beltest Shipping Company Limited. TORM has during the year paid zero fees (2011:USD 0.0 million, 2010: USD 0.1 million) to an entity owned by Beltest Shipping Company Limited under a time charter agreement involving one product tanker vessel. TORM has during 2011 served as commercial and technical manager for that product tanker for which TORM has received commissions and fees of USD 0.2 million as compared to 0.2 million in 2010.  In 2012, TORM received no fees and did not act as commercial and technical manager for that product tanker.

Until the completion of the restructuring, Alpha Trust and its trustee, First Link Management Services Limited, was considered to have control over TORM via the ownership of 52.23% of the share capital of the Company.

During the financial year, TORM carried on trading with its jointly controlled entities for a total amount of USD 1.5 million (2011: USD 8.4 million). In July 2012, TORM acquired a claim against affiliates of a time charter-in partner for a consideration of USD 3.0 million from a subsidiary of TORM's jointly controlled entity FR8 Holdings Pte. Ltd.

To the best of TORM's knowledge, there have been no other transactions with such parties during the financial year.

Management remuneration is disclosed in note 4.

NOTE 26 - NON-CURRENT ASSETS HELD FOR SALE

At year end 2012, the Company has entered into negotiations concerning the sale of five MR tankers. The tankers have been classified as held for sale and are presented separately in the balance sheet and included under "Tanker" in the segment information.

An impairment loss of USD 74 million from adjusting the book value of the tankers to the market value at the end of 2012 has been recognized in the income statement for 2012 under "Impairment losses on tangible and intangible assets".

At the end of 2011, the Company had entered into contracts regarding sale of two newbuilding contracts, which qualified for a classification as assets held for sale. The loss from the sale of the contracts amounting to USD 41 million was recognized in the income statement for 2011 under "Net profit/(loss) from sale of vessels".

NOTE 27 – CASH FLOWS

USD million	2010	2011	2012
REVERSAL OF OTHER NON-CASH MOVEMENTS:
Amortization of acquired assets and liabilities	(5.9)	(2.7)	(1.3)
Share-based payment	2.7	1.3	1.3
Adjustments on derivative financial instruments	(5.1)	(4.0)	(2.5)
Exchange rate adjustments	0.3	0.3	0.7
Other adjustments	0.0	(1.7)	(0.4)

Total reversal of other non-cash movements	(8.0)	(6.8)	2.8

USD million	2010	2011	2012
CHANGE IN BUNKERS, RECEIVABLES AND PAYABLES:
Change in bunkers	(17.6)	(48.0)	11.7
Change in receivables	(42.0)	(45.3)	27.8
Change in prepayments	(7.0)	8.7	(3.8)
Change in trade payables and other liabilities	10.3	82.3	(67.8)
Fair value change of derivative financial instruments	11.6	(13.7)	38.4
Other non cash movements included in current assets and liabilities	1.5	(1.7)	0.0

Total reversal of other non-cash movements	(43.2)	(17.7)	6.3

NOTE 28 - ENTITIES IN TORM

Parent Company:

TORM A/S		Denmark

Investments in subsidiaries
DK Vessel HoldCo GP ApS	100%	Denmark
DK Vessel HoldCo K/S	100%	Denmark
Long Range 1 A/S	100%	Denmark
LR1 Management K/S	100%	Denmark
Medium Range A/S	100%	Denmark
MR Management K/S	100%	Denmark
OMI Holding Ltd.	100%	Mauritius
OMI Marine Service Ltd.	100%	Delaware
Tiber Shipping LLC	100%	Marshall Islands
Torghatten & TORM Shipowning ApS	100%	Denmark
TORM Brasil Consultoria em Transporte Maritimo LTDA.	100%	Brazil
TORM Crewing Service Ltd.	100%	Bermuda
TORM Singapore Pte. Ltd.	100%	Singapore
TORM Shipping India Private Limited	100%	India
TORM USA LLC	100%	Delaware
TT Shipowning K/S	100%	Denmark
VesselCo 1 K/S	100%	Denmark
VesselCo 2 K/S	100%	Denmark
VesselCo 3 K/S	100%	Denmark
VesselCo 4 K/S	100%	Denmark
VesselCo A ApS	100%	Denmark
VesselCo B ApS	100%	Denmark
VesselCo C ApS	100%	Denmark
VesselCo D ApS	100%	Denmark
VesselCo 2 Pte. Ltd.	100%	Singapore
VesselCo 4 Pte. Ltd.	100%	Singapore
VesselCo 6 Pte. Ltd.	100%	Singapore
VesselCo 7 Pte. Ltd.	100%	Singapore

Investments in legal entities included as jointly controlled entities*):
FR8 Holdings Pte. Ltd.	50%	Singapore
Long Range 2 A/S	50%	Denmark
LR2 Management K/S	50%	Denmark
TORM Shipping (Phils.), Inc.	25%	Philippines
Ugland & TORM Shipowning ApS**)	50%	Denmark
UT Shipowning K/S**)	50%	Denmark

*   Entities with activities in the financial year.
** Entities divested in the financial year.

As part of the restructuring, TORM has made substantial changes to the internal legal group structure of the Company to align it with the individual loan facilities. This involves transfer of vessels to separate legal entities in Denmark and Singapore. All legal entities are ultimately owned by TORM A/S.

Furthermore, TORM participates in a number of joint ventures, primarily The LR2 Pool, which are not legal entities. The investments in these joint ventures are included as investments in jointly controlled operations.

The following represents the income and expenses and summarized balance sheet data for jointly controlled entities:

USD million	2010	2011	2012
Total income	81.6	60.4	22.6
Total expenses	(104.6)	(68.8)	(31.2)

Net Profit for the Year	(23.0)	(8.4)	(8.6)

Non-current assets	288.6	237.0	0.4
Current assets	80.2	62.6	1.8

Non-current liabilities	180.8	163.8	0.0
Current liabilities	42.2	35.2	0.0

In 2012, TORM entered into an agreement to sell its 50% stake in the joint venture entity Ugland & TORM Shipowning ApS. The transaction led to a P&L loss of USD 5 million, which has been recognized in the financial statement for 2012 under 'Share of results of jointly controlled entities'.

NEWBUILDING CONTRACTS AND PURCHASE OPTIONS ON VESSELS IN JOINTLY CONTROLLED ENTITIES

As of December 31, 2012, no purchase options on vessels were exercised (2011: no purchase options) in jointly controlled entities. TORM's share of the total outstanding contractual commitment for the exercised purchase options on vessels amounts to USD 0 million (2011: USD 0 million) as of 31 December 2012.

NOTE 29 – LOSS PER SHARE

	2010	2011	2012

Net loss for the year (USD million)	(135.3)	(453.0)	(580.6)

Million Shares
Average number of shares	72.8	72.8	182.0
Average number of treasury shares	(3.5)	(3.3)	(3.8)

Average number of shares outstanding	69.3	69.5	172.2
Dilutive effect of outstanding share options	0.0	0.0	0.0

Average number of shares outstanding incl. dilutive effect of share options	69.3	69.5	178.2

Loss per share (USD)	(2.0)	(6.5)	(3.3)

Diluted Loss per share (USD)	(2.0)	(6.5)	(3.3)

When calculating diluted earnings per share for 2012, 6,654,302 share options (2011: 4,661,318 share options) have been omitted as they are out-of-the-money, but potentially the share options might dilute earnings per share in the future.

SK 03810 0001 1367504 v11