Form 20-F/A
period 2012-12-31
TORM A/S
filed 2013-06-21
CIK 1168351

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

Non-accelerated filer [X]

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

The Company "TORM A/S" formerly known as "Aktieselskabet Dampskibsselskabet Torm" is referred to as "TORM" in this Annual Report.

Explanatory Note

This Amendment No.1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2012, originally filed with the Securities and Exchange Commission on April 30, 2013 (the "2012 Form 20-F"), is being solely filed for purposes of including the following statement under Item 16G.

"In lieu of an audit committee comprised of a minimum of three directors all of which are independent, our audit committee consists of two independent directors."

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2012 Form 20-F, or reflect any events that have occurred after the 2012 Form 20-F was originally filed.

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

•	In lieu of a minimum of three directors all of which are independent, our audit committee consists of two independent directors.

Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards. Information about our corporate governance practices may also be found on our website, http://www.torm.com, under "Investor Relations/Corporate Governance."

ITEM 19.                           EXHIBITS TORM TO PROVIDE ANY NEW MATERIAL AGREEMENTS

Number	Description of Exhibits

1.1	Amended and Restated Articles of Association for TORM A/S (the "Company") (5)

1.2	Procedure for the Board of Directors of the Company and English Translation (1)

2.2	Form of Depository Agreement between Deutsche Bank and the Company (1)

4.1	The Company's Employee Stock Purchase Plan (1)

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

4.5	Restructuring Agreement between TORM A/S, the Original Lenders, the Original Time-Charter Owners and the Original Bareboat Owners, dated October 2, 2012. (4)

8.1	List of the Company's subsidiaries (5)

11.1	Code of Ethics (3)

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Company's Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of the Company's Principal Financial Officer

13.1	Certification of the Company's Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Company's Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Incorporated by reference from the exhibit of the same number to the Registration Statement on Form 20-F, filed February 27, 2002 (File No. 000-49650).

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

(3)	Incorporated by reference from the exhibit of the same number to the Registration Statement on Form 20-F, filed June 25, 2008 (File No. 000-49650).

(4)	Incorporated by reference from exhibit 99.2 to a report on Schedule 13D, filed November 13, 2012 (File No. 005-78280).

(5)	Incorporated by reference from the exhibit of the same number to the Annual Report on Form 20-F for the year ended December 31, 2012, filed April 30, 2013.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

TORM A/S
By:	/s/ Jacob Meldgaard
Name: Jacob Meldgaard Title: Chief Executive Officer

Date: June 21, 2013